Form 20-F
period 2000-12-31
HAVAS ADVERTISING
filed 2001-06-26
CIK 1107470

     As filed with the Securities and Exchange Commission on June 26, 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                   FORM 20-F
(Mark One)
[_]REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
   EXCHANGE ACT OF 1934

   For the fiscal year ended December 31, 2000

                                       OR

[X]ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
   OF 1934

   For the fiscal year ended December 31, 2000

                                       OR

[_]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
   ACT OF 1934

                        Commission file number 001-16081

                               ----------------

                               HAVAS ADVERTISING
               (Exact name of Registrant as specified in charter)

                               Republic of France
                (Jurisdiction of incorporation or organization)

                           84, Rue de Villiers, 92683
                         Levallois-Perret Cedex, France
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the
Act: None

                               ----------------

Securities registered or to be registered pursuant to Section 12(g) of the Act:

              Title of each class                  Name of each exchange on which registered
              -------------------                  -----------------------------------------
 American Depositary Shares, each representing               Nasdaq National Market
   one ordinary share, nominal value 0.40 euro
                    per share

                               ----------------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

                               ----------------

  The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2000: 266,496,567 ordinary share, nominal value 0.40 euro per share.

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [_]

  Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [_] Item 18 [X]

  Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

                                 R. John Cooper
                              430 Mountain Avenue
                         Murray Hill, New Jersey 07974

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

 FORWARD-LOOKING STATEMENTS...............................................   1


 PART I


 ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..........    2
 ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE........................    2
 ITEM 3.  KEY INFORMATION................................................    2
    3.A   Selected financial data........................................    2
    3.B   Capitalization and indebtedness................................    3
    3.C   Reasons for the offer and use of proceeds......................    3
    3.D   Risk factors...................................................    3
 ITEM 4.  INFORMATION ON THE COMPANY.....................................    8
 ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS...................   20
 ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....................   33
 ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............   42
 ITEM 8.  FINANCIAL INFORMATION..........................................   43
    8.A   Consolidated statements and other financial information........   43
    8.B   Significant changes............................................   44
 ITEM 9.  THE OFFER AND LISTING..........................................   46
    9.A   Listing details................................................   46
    9.B   Plan of distribution...........................................   47
    9.C   Markets........................................................   47
    9.D   Selling shareholders...........................................   47
    9.E   Dilution.......................................................   48
    9.F   Expenses of the issue..........................................   48
 ITEM 10. ADDITIONAL INFORMATION.........................................   48
    10.A  Share capital..................................................   48
    10.B  Memorandum and Articles of Association.........................   48
    10.C  Material contracts.............................................   48
    10.D  Exchange controls..............................................   49
    10.E  Taxation.......................................................   50
    10.F  Dividends and paying agents....................................   57
    10.G  Statement by experts...........................................   57
    10.H  Documents on display...........................................   57
    10.I  Subsidiary information.........................................   57
 ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....   57
 ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........   59


 PART II


 ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................   60
 ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
          USE OF PROCEEDS................................................   60
 ITEM 15. [RESERVED].....................................................   60
 ITEM 16. [RESERVED].....................................................   60


 PART III


 ITEM 17. FINANCIAL STATEMENTS...........................................   61
 ITEM 18. FINANCIAL STATEMENTS...........................................   61
 ITEM 19. EXHIBITS.......................................................   61

                           FORWARD-LOOKING STATEMENTS

  This annual report on Form 20-F contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to our business and the sectors in which we and our subsidiaries operate. In particular, among other statements, certain statements in Item 4 "Information on the Company" with regard to management objectives, industry trends, market standing and business risks, the statements in Item 5 "Operating and Financial Review and Prospects" with regard to trends in results of operations, margins and overall market trends, the statements in Item 8 "Financial Information" relating to legal proceedings and Item 11 "Quantitative and Qualitative Disclosures about Market Risks" are forward-looking in nature. Forward-looking statements can be identified by the use of forward-looking words, such as "may," "will," "project," "estimate," "anticipate," "believe," "expect," "continue," "potential," "opportunity" or the negative of those terms or other variations of those terms or comparable words or expressions. By their nature, forward-looking statements involve risk and uncertainty because they are based on our current expectations and assumptions concerning events and circumstances that will occur in the future. There are a number of factors that could cause our actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors, include, but are not limited to, the following:

  . the general economic conditions in our principal markets;

  . the level of worldwide spending on communications services by advertisers;

  . our ability to retain existing clients and attract new ones;

  . the unanticipated loss of an important client or a portion of a client's business as well as changes in advertising and marketing budgets of clients;

  . our ability to retain key personnel while continuing to control labor costs;

  . the impact of competition in our industry;

  . our ability to implement our growth strategy and to successfully integrate businesses we acquire; and

  . our ability to adjust to the changing trends in our industry.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

  Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

  Not applicable.

ITEM 3. KEY INFORMATION

3.A Selected financial data

  The following table summarizes our selected financial data and is qualified in its entirety by reference to, and should be read in conjunction with, our audited consolidated financial statements and the notes to the financial statements included in this annual report. The historical financial data for the years ended December 31, 2000, 1999 and 1998 have been derived from our audited consolidated financial statements prepared using U.S. GAAP.

  The 1998, 1997 and 1996 historical financial data were previously presented in French francs and are now presented in euro. Solely for the convenience of the reader, these historical financial data denominated in French francs have been translated into euro using the fixed exchange rate applicable as of January 1, 1999 ((Euro)1.00 = FF6.55957) for all periods presented. The historical financial data for December 31, 2000 have been translated into U.S. dollars at the noon buying rate of (Euro)1.00 = $0.9388 on December 29, 2000. See Note 2 to our audited consolidated financial statements on page F-7 for further information.

                                            For the Years Ended December 31,
                    -----------------------------------------------------------------
                       2000              2000             1999            1998
                    ----------      --------------- ---------------- ----------------
                                                  U.S. GAAP
                                   (in thousands, except per share data)
                    -----------------------------------------------------------------
                       ($)
Income Statement
 Data:
Net revenues......  $1,543,049      (Euro)1,643,640  (Euro)1,124,380   (Euro)872,767
Net income (loss)
 excluding
 goodwill
 amortization.....      73,947               78,768           45,783           4,858
Net income
 (loss)...........      27,608               29,408           25,225         (11,245)
Net income (loss)
 per share(1):
 Basic............        0.15                 0.16             0.18           (0.09)
 Diluted..........        0.14                 0.15             0.16           (0.09)
 Dividend per
  share(1)(2).....        0.24                 0.26             0.23            0.19
                                                For the Years Ended December 31,
                     -------------------------------------------------------------------------------
                          2000            1999            1998            1997            1996
                     --------------- --------------- --------------- --------------- ---------------
                                                       French GAAP
                                          (in thousands, except per share data)
                     -------------------------------------------------------------------------------
                                                       (unaudited)
Income Statement
 Data:
Net revenues......   (Euro)1,795,551 (Euro)1,208,085   (Euro)874,407   (Euro)779,191   (Euro)665,379
Net income (loss)
 excluding
 goodwill
 amortization.....           123,897          78,841          61,434          39,942          29,093
Net income
 (loss)...........            89,224          56,106          45,486          24,812          15,975
Net income (loss)
 per share(1):
 Basic............              0.49            0.40            0.36            0.22            0.15
 Diluted..........              0.43            0.34            0.34            0.24            0.18
 Dividend per
  share(1)(2).....              0.26            0.23            0.19            0.17            0.15


                    --------------------------------------------------------------------
                       2000                 2000             1999            1998
                    ----------         --------------- ---------------- ----------------
                                                     U.S. GAAP
                                       (in thousands, except per share data)
                    --------------------------------------------------------------------
                       ($)
Balance Sheet Data:
 Current Assets...  $2,069,418         (Euro)2,204,323 (Euro)11,270,094 (Euro)1,252,146
  Total assets....   5,439,100               5,793,673        2,286,846       1,912,506
Financial debt
 (includes long
 and short term)..   1,052,493               1,121,105          459,010         209,909
Shareholders'
 equity...........   2,503,141               2,666,321          537,710         434,412
                                                    As of December 31,
                    --------------------------------------------------------------------------------
                          2000            1999            1998            1997            1996
                     --------------- --------------- --------------- --------------- ---------------
                                                       French GAAP
                                          (in thousands, except per share data)
                     -------------------------------------------------------------------------------
                                                       (unaudited)
Balance Sheet Data:
 Current Assets...   (Euro)3,372,839 (Euro)2,170,483 (Euro)1,406,293 (Euro)1,296,513 (Euro)1,117,384
  Total assets....         5,241,344       3,231,289       2,099,372      1, 968,357       1,739,465
Financial debt
 (includes long
 and short term)..         1,128,860         680,691         316,922         441,341         404,448
Shareholders'
 equity...........         1,040,228         643,097         524,873         340,806         279,642

--------
(1) Per share data have been adjusted for the 20 for 1 stock split that occurred on May 26, 2000.
(2) These amounts reflect the dividend accrued for the year indicated, including the French avoir fiscal (before deduction of any French withholding tax). Actual payment of the annual dividend for each fiscal year occurs following our annual ordinary general shareholders meeting in the subsequent year. For an explanation of the French avoir fiscal, see "Taxation--French taxation--Withholding tax and avoir fiscal" and "Taxation--Taxation of U.S. investors--Taxation of dividends--Withholding tax and avoir fiscal."

3.B Capitalization and indebtedness

  Not applicable.

3.C Reasons for the offer and use of proceeds

  Not applicable.

3.D Risk factors

  You should carefully consider all of the information set forth in this annual report and the following risk factors. The risks below are not the only ones we face. Additional risks not currently known by us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This annual report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere. See "Forward Looking Statements" on page 1.

Our typical contracts provide clients with the right to cancel for any reason, which has enabled clients to move freely to other agencies, and which has resulted and may continue to result in lost revenues.

  Our clients typically have the right to cancel contracts with us for any reason upon prior written notice, usually ranging from 90 days to 180 days. Clients are also generally free to move from one agency to another with relative ease. As is typical in the communications services industry, we have lost or resigned client accounts and assignments in the past for a variety of reasons, including conflicts with newly acquired clients, and we may continue to lose or resign client accounts in the future for similar reasons. We may not successfully replace revenues stemming from clients that leave or when a client significantly reduces its marketing and communications spending. Any significant reduction in the marketing and communications spending by, or the loss of, one or more of our largest clients could significantly harm our results of operations, slow our growth, and cause a decline in our revenues.

We are facing increased competition from existing multinational marketing and communications companies as well as new competitors in related industries, which may harm our growth and operating results.

  The communications services industry is highly competitive, and we expect it to remain so. Our principal competitors in the advertising, direct marketing and related businesses are large multinational marketing and communications companies, as well as numerous smaller agencies that operate only in one or more regions, countries or local markets. In addition, we compete with divisions of large multinational marketing and communications companies as well as specialized media buying companies for media planning and buying clients. Recently, we also have been competing with major consulting firms which have developed practices in marketing and communications. New competitors also include smaller companies such as systems integrators, database marketing and modeling companies and telemarketers, which offer technological solutions to marketing and communications issues faced by clients. As a result of the increasingly competitive environment, we may lose potential clients to our competitors, which would negatively affect our growth and harm our business.

We may not be able to effectively compete with the largest multinational advertising companies for globally consolidated accounts, which may adversely affect our growth and our revenue.

  We believe that many large multinational companies are consolidating their accounts with one organization that can fulfill their marketing and communications needs worldwide. This trend requires us and our competitors to make significant investments in order to obtain or maintain these global accounts. These investments include additional offices and personnel around the world and new and improved technology for linking these offices and people. We are required to make significant capital expenditures for maintenance, expansion and upgrades of the computer networks that link our international networks of employees and offices. Although we are one of the largest advertising service providers in the world, some of our competitors are significantly larger than we are. To the extent that these competitors have broader geographic coverage or greater financial resources to invest in additional offices, personnel or technology, we may have difficulty competing with them for globally consolidated accounts, which could adversely affect our growth and our revenues.

We have lost client accounts in the past and may continue to lose existing accounts in the future as a result of clients imposing mandatory periodic open competitions, which may cause our revenues to decline and our business to suffer.

  In the communications services industry, some clients routinely require agencies to compete for business at mandatory periodic intervals. We have lost client accounts in the past as a result of mandatory periodic open competitions. To the extent that our existing clients continue to require us to participate in an open competition to maintain an account, it increases the risk of losing those accounts, which would harm our business and reduce our revenues.

Based on recent macroeconomic analyst reports, we anticipate a slowdown in growth of worldwide spending on communications services by advertisers in 2001, which may reduce demand for our services and harm our revenues and operating results.

  The amount of money that advertisers spend for promoting their products and services is highly sensitive to fluctuations in general economic conditions. Companies may significantly reduce their advertising budgets in reaction to declines in general economic conditions, resulting in disproportionate decreases in demand for advertising and marketing services and greater negative effects on the communications services industry compared to other industries that are not as sensitive to changes in general economic conditions. Based on recent macroeconomic analyst reports, we currently anticipate a slow down in growth of spending on communications services in 2001 in the United States and worldwide, which may harm our revenues and operating results.

If we fail to attract and retain qualified key creative, research, media and account personnel, our operating results may suffer.

  Our success depends significantly on the skills of our creative, research, media and account personnel and practice group specialists and their relationships with our clients. Many of these employees may be difficult to replace. If we lose one or more key personnel, we may not be able to find suitable replacements and we may lose important clients, which may negatively affect our ability to generate and sustain our business. In addition, since demand among communications services companies for qualified personnel is very high, we may have to increase the salaries, bonuses and fringe benefits we offer to our personnel, which may negatively affect our operating results.

If we lose the services of one or more key management personnel, our ability to manage our diverse group of businesses and integrate newly-acquired businesses may suffer, which could slow our growth and have a negative impact on our stock price.

  We depend on the services of our senior management team to coordinate the global activities of our four principal operating divisions and implement our acquisition strategy. The services provided by our senior management are critical to our success and the members of our senior management team are difficult to replace. In addition, many members of our senior management team do not have written employment arrangements with us and may resign from their positions at any time. In particular, Alain de Pouzilhac was appointed as our Chairman and Chief Executive Officer at the request of Vivendi Universal Publishing and has no formal employment agreement with us. As a result, Mr. de Pouzilhac may terminate his position as our Chairman and

Chief Executive Officer at any time, whether at the request of Vivendi Universal Publishing or otherwise. Loss of the services of one or more of our executive officers could seriously disrupt our ability to manage and coordinate effectively the activities of our four principal operating divisions while continuing to implement our acquisition strategy. This could slow our growth, harm our business over the long term, and have a negative impact on our stock price.

A core component of our business strategy is external growth through acquisitions, which could involve numerous risks and result in shareholder dilution.

  We acquired more than 20 companies in 1998, more than 40 companies in 1999 and more than 35 companies in 2000 and intend to continue to pursue acquisitions in the future to enhance our capabilities and expand our geographic reach. Any acquisition involves a number of risks, which include

  . difficulties of integrating the activities, technologies and service offerings of the acquired businesses,

  . the diversion of our management's resources to difficult integration issues rather than the other aspects of our business,

  . the management of physically and culturally distant and diverse entities, and

  . the possible loss of key personnel in the businesses acquired.

  Failure to overcome these risks or other problems encountered in any of our acquisitions could slow our growth or lower the quality of our services, which could reduce customer demand and seriously harm our revenues and operating results.

  In addition, we may pay for the purchase prices of some of our acquisitions by issuing stock, which would result in dilution to our current shareholders. We may also incur additional debt and contingent liabilities and recognize increased amortization expenses related to goodwill and other intangible assets in connection with our acquisitions, which would negatively affect our financial condition and our operating results.

We may not be successful in identifying suitable acquisition candidates that meet our criteria, which may impede our growth.

  Integral to our business strategy is our ability to expand through acquisitions, which requires us to identify suitable acquisition candidates or investment opportunities that meet our criteria and are compatible with our growth strategy. In analyzing acquisition candidates, we evaluate their projected financial performance in terms of internal rate of return, the pay back period, return on capital employed and the anticipated earnings impact of the acquisition. In addition, we endeavor to carefully review the creative work product of acquisition candidates to determine whether they meet our standards. We may not be successful in identifying suitable businesses or opportunities that meet our acquisition criteria or consummating acquisitions or investments on satisfactory terms. Failures in identifying or consummating acquisitions could reduce the number of acquisitions we complete, and slow our growth, which could in turn have a negative impact on our stock price.

We face increasing competition for the purchase of agencies, which may impede our ability to make future acquisitions or may increase the cost of these acquisitions.

  We compete with other communications companies and other buyers for acquisitions. These competitors may drive up the price we must pay for the companies or assets we seek to acquire or may succeed in acquiring those companies or assets themselves. Increasing competition for acquisition candidates has raised the price we have paid for acquisitions in some markets and may continue to do so. In addition, our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater resources, may be willing to pay more, or may have a more compatible operating philosophy. The increased costs of acquisitions may slow our growth and harm our financial condition and our operating results.

Fluctuations in the exchange rates between the euro and the various currencies in which we conduct business may adversely affect our operating results.

  We record the revenues and expenses of our local operations in their home currencies and translates these amounts into euro. As a result, fluctuations in foreign currency exchange rates in markets where we derive significant revenues or have significant operations may adversely affect our revenues, expenses and results of operations as well as the value of our assets and liabilities as reported in euro. Fluctuations may also adversely affect the comparability of period-to-period results. For example, the value of the Brazilian Real fluctuated in relation to the euro during the 12 months ended December 31, 1999 and ended the period lower than its value to the euro in the beginning of the year. Since each Brazilian Real converted to fewer euro, our revenue in euro was reduced. In the past, the currencies of many Latin American countries, including Brazil and Mexico in particular, have experienced substantial devaluation and volatility.

We plan to increase the portion of our revenues that are derived from Latin American and Asia-Pacific markets which have a history of political and economic instability that may disrupt our operations and adversely affect our results.

  We derived approximately 9% of our revenues in 2000 from Latin American and Asia-Pacific markets, and we plan to increase the portion of our revenues from Latin American and Asia-Pacific markets in the future. Both Latin America and the Asia-Pacific region have experienced periods of political and economic instability recently and experience has shown that negative economic or political developments in one country in a region can lead to or exacerbate economic or political crises elsewhere in the region. If these conditions were to reoccur, our business could be adversely affected. Historically, political and economic instability in Latin American and Asia-Pacific countries has been caused by

  . extensive governmental involvement, control or ownership of industries in local economies, including financial institutions and other commerce infrastructure,

  . unexpected changes in regulatory requirements such as imposing licensing requirements or levying new taxes,

  . slow or negative growth as a result of recessionary trends caused by currency devaluation, interest rate hikes and inflation,

  . imposition of trade barriers through trade restrictions, high tariffs and taxes, and

  . wage and price controls that reduce potential profitability of businesses.

  Any reoccurrence of adverse political and economic conditions may deter economic growth in these regions, which may harm our overall business when compared to companies in the communications services industry that do not derive such a significant portion of their revenues from these regions. Currently, we do not have political risk insurance to guard against business interruptions and other losses caused by political acts.

We could lose the right to use our corporate name, which would require us to incur costs and may disrupt our business.

  We do not own our corporate name "Havas Advertising." The right to use our corporate name was licensed from Vivendi Universal Publishing pursuant to a license agreement which expired on December 31, 2000. Although we are currently negotiating with Vivendi Universal Publishing for the right to continue to use the name "Havas Advertising," we cannot assure you that we will obtain such right on favorable terms or at all. Vivendi Universal Publishing was our largest shareholder from our incorporation in 1968 until 2000, and on June 6, 2001, Vivendi Universal Publishing disposed of all its remaining shareholding in us. If Vivendi Universal Publishing decides not to sell, license or otherwise grant to us the right to continue to use the name "Havas Advertising," we would be required to change our corporate name, which would require us to incur costs and may disrupt our business.

Regulatory restrictions in certain countries in which we operate prohibit certain economic activities such as media buying, which has harmed and may continue to harm our revenues and operating results.

  We may be subject to laws and regulations in some of our markets that restrict or prohibit specific types of services and products we are able to offer to our existing and potential clients, which would prevent us from pursuing significant opportunities and have a negative impact on our overall business.

  Our agencies are located in numerous countries with different levels of governmental regulation relating to the advertising industry. Any new law or regulation pertaining to the advertising industry, or the application or interpretation of existing laws, may

  . assess fees, taxes or tariffs on advertisements,

  . restrict the media, content, form or duration of advertising,

  . prevent us from offering some Internet content or services, or

  . otherwise harm our business, financial condition and operating results,

which could increase our costs or otherwise reduce our profitability or business prospects.

  For example, in France, media buying activities are subject to specific regulations following the adoption in 1993 of Law No. 93-122, known as the "Loi Sapin." The Loi Sapin profoundly redefined long-standing practices in the media industry in France and in particular the traditional role of advertising agencies. Since the introduction of the Loi Sapin, advertising agencies in France are no longer able to purchase advertising space from media providers and then resell the space on different terms to advertisers. In addition, advertising agencies cannot receive any commissions or discounts directly from media providers. The Loi Sapin has had in the past, and we expect that it will continue to have, a significant negative financial impact on our media buying activities in France.

  Government laws and regulations in France, the United States and other significant markets for us could place us at a competitive disadvantage relative to other communications companies having a larger portion of their business conducted in countries with less advertising regulation.

Government regulation in certain countries in which we operate may impose potential liability for false or misleading advertising, which could harm our business.

  In some of the markets in which we operate, there are laws and regulations which impose significant liabilities upon advertisers and advertising agencies for false or misleading advertising. As a result, we may face potential liability if the content of any of our advertisements are found to be false or misleading.

  For example, as the owner of advertising agencies operating in the United States which create and place print and Internet advertisements, we are subject to Sections 5 and 12 of the U.S. Federal Trade Commission Act. These sections regulate advertising in all media, including the Internet, and require advertisers and advertising agencies to have substantiation for advertising claims before disseminating advertisements. In the event that any advertising that we have created is found to be false, deceptive or misleading, we may have liability under the Federal Trade Commission Act.

Regulatory uncertainties regarding the collection and use of client data could harm our business and adversely affect our revenues from marketing services.

  Growing concern regarding privacy and the collection, distribution and use of information about Internet users has led to increased federal, state and foreign scrutiny and legislative and regulatory activity concerning data collection and use practices. Various federal, state and foreign governments and agencies have recently proposed limitations on the collection and use of information regarding Internet users.

  For example, in October 1998, the European Union adopted a directive that limits the collection and use of information regarding Internet users in Europe. In addition to government activity, a number of industry and privacy advocacy groups are considering various new, additional or different self-regulatory standards. Due to our significant marketing services, which rely on the collection and use of client data, this scrutiny, and any legislation, regulations or standards promulgated, may substantially harm our operations or significantly reduce our revenues derived from marketing services.

  Governments, trade associations and industry self-regulatory groups may enact more burdensome laws, regulations and guidelines, including consumer privacy laws, affecting us or our clients. Since many of the proposed laws or regulations are just being developed, and a consensus on privacy and data usage has not been reached, we cannot yet determine the impact these regulations may have on our business. Any of these laws, regulations, guidelines or other restrictions could have an adverse effect on our business and adversely affect our revenues from marketing services.

 Civil liabilities or judgments against us or our directors or officers based on U.S. federal or state securities laws may not be enforceable in the U.S. or in France.

  Holders of Havas Advertising American Depositary Shares may not be able to effect service of process within the United States upon our directors and officers and our outside auditors. As a result, it may not be possible to enforce, in U.S. courts, judgments against these persons or against us based on any civil liability provisions of the U.S. federal or state securities laws. In addition, civil liabilities based on U.S. federal or state securities laws may not be enforceable against us and our directors and officers in France. If an original action is brought in France, based solely on U.S. federal or state securities laws, French courts may not have the necessary jurisdiction to grant the remedies sought. Actions for enforcement in France of judgments of U.S. courts rendered against these French persons would require them to waive their right under the French Civil Code to be sued only in France. We believe that none of these French persons have waived this right with respect to actions based solely on the U.S. federal or state securities laws.

ITEM 4. INFORMATION ON THE COMPANY

Overview

  We are a global advertising and communications company. According to Advertising Age, we are the fifth largest advertising and communications company in the world based on our 2000 revenues, including Snyder Communications' 2000 revenues. With our headquarters located in Paris, two of our four operating divisions headquartered in the United States and one in Spain, we believe that we bring a multinational approach to our business which distinguishes us from other major advertising companies. Through our worldwide network, we offer a complete line of communications services, including general advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, multimedia interactive communications and public relations. As of May 31, 2001, our network consisted of over 330 agencies located in more than 65 countries.

  We conduct our business through the following four principal operating divisions:

    Euro RSCG Worldwide. From its divisional headquarters in New York, Euro RSCG Worldwide manages our principal international brand--Euro RSCG--and, as of May 31, 2001 owned and operated a network of more than 190 agencies in Europe, the United States, Latin America and the Asia-Pacific region. Through this network, Euro RSCG Worldwide offers a complete range of advertising and communications services.

    Arnold Worldwide Partners. Arnold Worldwide Partners is a network of advertising agencies that emphasize creative work product and seek to establish strong local identity in the markets they serve. As of May 31, 2001, the Arnold Worldwide Partners network consisted of 12 advertising agencies located in Europe, the United States, Canada, Brazil and Australia. Arnold Worldwide Partners primarily focuses on general advertising services.

    Media Planning Group. From its headquarters in Barcelona, Media Planning Group provides media planning and buying services to its clients and operates primarily in Europe, Latin America and the United States. We initially acquired 45% of Media Planning Group in 1999 and subsequently acquired the remaining 55% on May 22, 2001.

    Diversified Agencies Group. Our Diversified Agencies Group operating division included more than 50 "independent" agencies as of May 31, 2001. These agencies are wholly or partially owned by us but are referred to as "independent" because they generally are managed and operated autonomously, have operations that are local or regional in scope, and are not part of either our Euro RSCG Worldwide or Arnold Worldwide Partners networks. In addition to general advertising, these agencies focus on specific disciplines such as marketing services, design, research and public relations.

  Although our company is organized into four divisions, the general legal ownership structure of the agencies comprising these four divisions is as set forth below:

                                    [Chart]

                          Havas Advertising (France)

                             [ARROWS POINTING TO]

----------------------------------------------------------------------------------------------------------------------------------
                                            Snyder Communications, Inc. (95.7%
Havas Advertising International SA          economic interest, 96.4% voting
  (France) (100%)                           interest)                             Media Planning Group (45%)   France
----------------------------------------------------------------------------------------------------------------------------------
                                                    [ARROWS POINTING TO]
----------------------------------------------------------------------------------------------------------------------------------
 . Germany  [ARROW POINTING TO] Havas        Arnold Worldwide Partners Agencies,                                Arnold Worldwide
  Advertising Holding Gmbh (100%)           Euro RSCG Agencies,                                                Partners Agencies,
  [ARROWS POINTING TO] Arnold               Diversified Agencies                                               Diversified Agencies
  Worldwide Partners Agencies, Euro
  RSCG Agencies
----------------------------------------------------------------------------------------------------------------------------------
 . Other Countries [ARROW POINTING TO]
  Arnold Worldwide Partners Agencies,
  Euro RSCG Agencies, Diversified
  Agencies
----------------------------------------------------------------------------------------------------------------------------------
 . U.K. [ARROW POINTING TO] Evelink Plc
  (100%) [ARROWS POINTING TO] Arnold
  Worldwide Partners Agencies, Euro
  RSCG Agencies, Diversified Agencies
----------------------------------------------------------------------------------------------------------------------------------
 . U.S. [ARROW POINTING TO] EWDB North
  America, Inc. (100%) [ARROWS
  POINTING TO] Euro RSCG Agencies,
  Diversified Agencies
----------------------------------------------------------------------------------------------------------------------------------


  The table below provides a breakdown of total revenues by geographic region in fiscal years 1998, 1999 and 2000.


   Geographic Region                       2000          1999          1998
   -----------------                   ------------- ------------- -------------
                                                (in (Euro)  thousands)
   France............................. (Euro)322,778 (Euro)290,975 (Euro)265,463
   Rest of Europe.....................       522,765       353,896       260,977
   North America......................       647,420       375,132       269,095
   Asia-Pacific.......................        87,497        60,764        42,949
   Latin America......................        63,180        43,613        34,283


History and development of our business

  We strive to maintain an operating structure that is capable of continuously evolving to take advantage of opportunities in the advertising and communications services industry. Our current operating structure is less than ten years old and is designed to allow us to adapt quickly to meet the needs of our clients, especially those in dynamic and competitive industries such as telecommunications, technology and health care.

  We were originally incorporated in 1968 under the name "Havas Conseil." At that time, our sole shareholder was Havas S.A., a French media group. Since then, Havas S.A.'s shareholding has steadily declined, from 100% in 1968, to approximately 45% in 1972, to approximately 31% in 1998 and to 0% in June 2001. Havas S.A. was acquired by Vivendi Universal, a media, communications and environmental services company, in 1998 and is now known as Vivendi Universal Publishing.

  In 1982, Havas Advertising shares were first listed on Euronext Paris S.A. (previously the Paris Bourse), which is the French national stock exchange. They have traded on the Premier Marche of Euronext Paris S.A., which is the principal trading market for securities in France, since May 1985. Havas Advertising ADSs began trading on the Nasdaq National Market System on September 27, 2000.

  At the time of our original incorporation, our business activity was concentrated in France and was focused on traditional advertising and media buying services. Since the mid-1970s, we have expanded our business significantly, both geographically and in the breadth of services that we are able to offer. Our expansion has been achieved through internal growth and the selective acquisition of complementary agencies. Over the last nine years, the portion of our total revenues derived outside of France has increased from 48% in 1991 to 85% in 2000 (including 100% of the revenue from Media Planning Group).

  In the 1990s, we made a number of significant changes to our organization which we believe have substantially expanded our geographic reach, the scope of our services, and our positioning in an increasingly global market. These changes included the following:

  . In 1992, we acquired RSCG Group, then a major French advertising group, and merged its "RSCG" network into our own "Eurocom" network to create Euro RSCG Worldwide. We chose to merge these two networks in order to create a single organization with an expanded global reach and an enhanced offering of services. The combination created what we consider to be a world class network capable of accommodating our clients in their local, regional and international businesses.

  . In 1997, we moved the divisional headquarters of Euro RSCG Worldwide from Paris to New York. This has allowed us to move closer to U.S. advertisers and to the U.S. advertising market, which Zenith Media recently estimated to account for 44% of 2000 worldwide advertising expenditures. In addition, we believe our introduction of worldwide branding and a global network linking all members of Euro RSCG Worldwide has raised the level of cooperation among the agencies comprising the Euro RSCG Worldwide network.

  . In 1999, we created a new media planning group combining the media planning and buying activities of Media Planning, S.A., a Spanish company, with our existing media planning business. We initially acquired 45% of this new group and subsequently acquired the remaining 55% on May 22, 2001. We believe that operating our media planning and buying activities as separate entities rather than solely as departments within its agencies is the most effective structure to capitalize on growth opportunities in the media business. By combining our media planning and buying activities with those of Media Planning, S.A., we believe that we have created a powerful network of media expertise which has the management skills and resources necessary to compete in the media market.

  . In 2000, we acquired Snyder Communications, an international provider of direct marketing, advertising and communications services and Internet professional services. As a result, we added Snyder Communications' Bounty SCA Worldwide agency to the Euro RSCG Worldwide network to strengthen our marketing services. We also added Brann Worldwide, the direct marketing specialist agency of

   Snyder Communications, to our Diversified Agencies Group and we added Snyder Communications' Arnold Communications advertising agency to our prior "Campus" network to create the Arnold Worldwide Partners network.

  Since late 1998, we have pursued an aggressive strategy of growth through acquisition, acquiring over 20 companies in 1998, over 40 companies in 1999 and over 35 companies in 2000. For more information relating to these acquisitions, please see "Operating and Financial Review and Prospects--Strategic acquisition plan" beginning on page 22 and Note 3 to our 2000 consolidated financial statements on page F-10.

Industry trends

  Our management believes that several industry trends have had and will continue to have a fundamental impact on our business and prospects. These trends include:

  . Continued growth of integrated communications services, which consists of coordinating traditional advertising services with marketing services;

  . Globalization of many industries and the resulting globalization of the advertising industry and polarization into a relatively small number of global networks and a large number of smaller local and regional agencies;

  . Growth of marketing services, as the rapid development of new communication technologies has enabled advertisers to reach their target audiences in means that are more effective than mass marketing;

  . Continued evolution of the Internet as a new market for advertising and marketing services; and

  . Evolution of media planning and buying from an ancillary service within traditional advertising agencies into a specialized autonomous service.

Business strategy

  Our strategy is to continue our development into one of the leading global advertising and marketing services companies with levels of growth and profitability that are comparable to the "top three" global advertising and communications companies--WPP Group, Omnicom Group, and The Interpublic Group of Companies--as ranked by Advertising Age based on 2000 revenues. To accomplish this growth, we have identified the following key goals:

  . Focus on attracting and serving multinational clients through an emphasis on coordinating the worldwide efforts of our constituent advertising, media planning and buying, and marketing services companies;

  . Capitalize on the opportunities to provide integrated communications services;

  . Expand and consolidate our positions in various markets, primarily through acquisitions, with emphasis on the United States, Latin America, and Asia for traditional advertising and Europe, the United States, Latin America, and the Asia-Pacific region for marketing services;

  . Promote a decentralized and multicultural approach to our business to better respond to client needs and to attract and retain key personnel; and

  . Improve our financial performance by seeking to achieve key financial performance goals, including increasing the proportion of marketing services in our business mix, increased geographic diversification with strong emphasis on the Asia-Pacific region and Latin America, and continued emphasis on improving operating margins and cash earnings per share.

Advertising and communications services

  We offer the following products and services:

  . Integrated communications. Integrated communications services consist of coordinating traditional advertising services with marketing services.

  . General advertising. General advertising services consist of defining the nature, content and target audience of an appropriate advertising message for the promotion of brands, products or services; creating work product; advising clients in the choice of media to disseminate creative work product; and monitoring the effectiveness of the advertising message and work product through studies and research.

  . Direct marketing. Direct marketing services consist of providing communications, such as direct mail, and related database support which are designed to develop and maintain a measurable contact between the message sender and the receiver.

  . Media planning and buying. Media planning and buying services consist of optimizing the efficiency of advertisements by determining the media best suited for reaching the largest and most targeted sample of readers, listeners or viewers and planning and buying media for advertisers.

  . Corporate communications. Corporate communications services consist of providing communications relating to a company, such as annual reports to stockholders, intended to make the company better known or improve its image to stockholders, suppliers or the financial markets.

  . Sales promotion. Sales promotion services consist of designing communications which aim to induce consumer purchasing, promote consumer loyalty, increase consumer interest in a product or react to a competitor's attack.

  . Design. Design services are intended to increase the sales of products or services through the design of products themselves, their packaging, the visual identity of companies or the architecture of business establishments.

  . Television sponsorship. Television sponsorship services are a relatively recent communications specialty and consist of associating a brand or a product to a television program.

  . Human resources. Human resources services are a specialty provided to companies for their hiring, training, promotion and related internal communications.

  . Multimedia interactive communication. Multimedia interactive communication services consist of providing communications using on-line, off-line and interactive multimedia.

  . Public relations. Public relations services consist of conditioning the public to have a positive understanding of and goodwill for a client.

Organization into four divisions

  Because our business is organized into four operating divisions, utilizing independent brands, including Euro RSCG Worldwide and Arnold Worldwide Partners, we are often able to represent clients with competing products and services, which enables us to continue to expand internationally.

  The separation of our operations into four divisions also facilitates the diversification of our investment in different types of advertising and communications services. For example, we accomplish much of our investment in local and regional agencies that specialize in one or more communications services through Diversified Agencies Group. We believe ownership of these agencies offers strong economic benefits, such as allowing us to leverage the local and specialized services and know-how of these agencies for the benefit of clients of our other divisions and to offer the services of the other divisions to clients of our Diversified Agencies Group division. Recognizing that many of these agencies cannot be successfully integrated into a multinational agency such as Euro RSCG Worldwide or Arnold Worldwide Partners, we have enabled these agencies to maintain their independence and identity in our Diversified Agencies Group. As a result, this operating structure allows us to realize the economic benefits of ownership of integrated multinational advertising and communications firms such as Euro RSCG Worldwide and of specialized local and regional firms such as those comprising Diversified Agencies Group.

  Set forth below is a summary of each of our four divisions.

Euro RSCG Worldwide

  Overview. Our Euro RSCG Worldwide division was founded in 1991 and is our principal international brand. In less than a decade, the division has progressively expanded into an international network of agencies. This has been accomplished primarily through acquisitions of independent local agencies around the world. As of May 31, 2001, the network consisted of over 190 agencies in over 65 countries. Euro RSCG Worldwide was ranked by Advertising Age as the fifth largest advertising agency network worldwide in April 2001, based on 2000 revenues.

  Euro RSCG Worldwide offers a full range of communications services necessary to support major international clients. Traditional advertising historically has been the network's main activity, but now accounts for less than half of Euro RSCG Worldwide's business as its agencies have become increasingly active in marketing, healthcare communications, public relations and interactive communications.

  The network's decentralized management style reflects Euro RSCG Worldwide's historical development from a loose federation of local agencies into a global multicultural network. Agencies typically retain their local management and branding, and, in many cases, local management retains a minority equity stake in the agencies. To insure coordination between agencies, Euro RSCG Worldwide has in place a small group of managers, each responsible for a geographic region or activity sector. Global brand directors are solely dedicated to the relationship with a particular client and for channeling the network's resources to service the global needs of that client. To improve exchanges and enable more rapid communication between the agencies, in 1997 our Euro RSCG Worldwide network developed and launched StarLink, a sophisticated intranet tool that links all members of Euro RSCG Worldwide and their clients with the goal of globally coordinating Euro RSCG Worldwide's delivery of client services.

  Euro RSCG Worldwide formed an interactive business, Euro RSCG Interaction, in 1998. We organized Euro RSCG Interaction to take advantage of the growing Internet advertising market by offering interactive expertise across multiple disciplines. Euro RSCG Interaction specializes in digital production, entertainment and third party content, e-commerce, dot.com brand building, database analysis and management and interactive television. Utilizing integrated digital media, Euro RSCG Interaction seeks to provide creative integrated business solutions and overall brand communications strategies for clients. As of May 31, 2001, Euro RSCG Interaction had 45 offices in 26 countries.

  In May 1999, Euro RSCG Worldwide launched Euro RSCG Marketing Services, a network designed to better coordinate the marketing services furnished by our Euro RSCG Worldwide agencies and strengthen their ability to provide global creative solutions. Following our acquisition of Snyder Communications in September 2000, we added Snyder Communications' Bounty SCA Worldwide agency, which provides marketing services and sales promotion, to our Euro RSCG Worldwide network. As of May 31, 2001, our Euro RSCG Worldwide network included more than 75 agencies in 35 countries which provide direct marketing and related services.

  Strategic Expansion. Euro RSCG Worldwide is in the process of a strategic expansion, both geographically and through the development of particular communications services, that is intended to further enhance its position among the world's five largest advertising agency networks, as ranked by Advertising Age based on 2000 revenues.

  Euro RSCG Worldwide intends to continue to expand its operations geographically, primarily through selective acquisitions. In the United States and Europe, this expansion is expected to occur through acquisitions of agencies whose specialties and client bases will complement Euro RSCG Worldwide's existing offerings and client bases in those markets. Euro RSCG Worldwide also intends to continue expansion in the Asia-Pacific region. Although this region has recently experienced an economic downturn, we believe that further expansion may be possible in the near future. In addition, Euro RSCG Worldwide intends to continue expansion throughout Latin America while also developing its marketing services in the region. We currently expect such expansion in the Asia-Pacific region and in Latin America primarily to occur through selective acquisitions of compatible agencies in those regions.

  Euro RSCG Worldwide also intends to further expand its operations in the healthcare advertising, marketing services and interactive media areas. Euro RSCG Worldwide expects to continue to strengthen its existing network of over 40 agencies that provide advertising and communications services to the healthcare industry through a combination of internal growth and acquisitions. Euro RSCG Worldwide currently intends to increase its presence in marketing services through the acquisition of integrated direct marketing activities that are capable of establishing and managing direct contact with consumers. Euro RSCG Worldwide also intends to strengthen its interactive media services offerings through internal growth and also through selective acquisitions.

Arnold Worldwide Partners

  Overview. Following our acquisition of Snyder Communications, we combined Snyder Communications' Arnold Communications advertising agency with our former "Campus" network and moved the headquarters of the division from Paris to Boston to create "Arnold Worldwide Partners." As of May 31, 2001, our Arnold Worldwide Partners network consisted of 12 advertising agencies in Europe, the United States, Canada, Brazil and Australia. These agencies primarily focus on general advertising services, emphasize creative work product and seek to establish a strong local identity in the markets they serve. Arnold Worldwide Partners' approach to managing projects involves using a team of advertising experts in the country of origin of the project to develop a multinational advertising campaign that is carefully coordinated with our other Arnold Worldwide Partners agencies. As a result, we believe that Arnold Worldwide Partners agencies provide high quality creative work and precise and rapid international coordination. Although, as discussed below, our Arnold Worldwide Partners division currently intends to expand in the near future, we expect the geographic coverage of Arnold Worldwide Partners to remain limited to the countries with the most advertising activity in order to best address the needs of its target clients, major global advertisers.

  Strategic Expansion. Arnold Worldwide Partners currently intends to expand its operations through selective acquisition of agencies in each of the United States, Latin America and the Asia-Pacific region. Arnold Worldwide Partners intends to target agencies that it believes are generally recognized for the high quality of their work product and that will foster Arnold Worldwide Partners' approach to careful coordination of multinational advertising campaigns.

Media Planning Group

  Overview. In recent years, the media services industry has been affected by the increasing segmentation of the media and audiences, the increasing importance of high technology and the increasingly global needs of clients. In response to these changes, we decided to reorganize our media operations as a separate, autonomous operating company, with the size, geographic reach, expertise and dedicated management we believe are required to succeed in the industry's new environment. Accordingly, we combined our existing media services agencies with Media Planning, S.A., a private Spanish-based media specialist, in October 1999. We initially acquired a 45% equity interest in Media Planning, S.A., which then changed its name to Media Planning Group. On May 22, 2001, we acquired the remaining 55% of Media Planning Group. For a detailed description of the creation of Media Planning Group, please see "Operating and financial review and prospects--Creation of Media Planning Group" beginning on page 24.

  Media Planning Group, which is headquartered in Barcelona, had more than 1,900 employees and operated in 15 countries as of May 31, 2001. We estimate that approximately 69% of Media Planning Group's revenues in 2000 were derived from the division's own clients, with the rest derived from clients of our other agencies. Since its creation, our Media Planning Group has become one of the largest media service groups worldwide. Media Planning Group is ranked by Advertising Age, based on 2000 billings, as the eleventh largest media specialist company in the world and the eleventh largest in the U.S.

  Strategic Expansion. In the media services industry, we believe larger media services firms can often leverage their size by obtaining more favorable terms for media purchases for their clients and are also better able to analyze for their clients the effects of their planning and purchasing of media due to their greater resources. As a result of these considerations, Media Planning Group intends to continue its growth by consolidating its positions in Europe, the United States and Latin America through acquisitions and internal growth. At the same time, Media Planning Group currently intends to expand into the Asia-Pacific region primarily through acquisitions.

Diversified Agencies Group

  Overview. We formed our Diversified Agencies Group division in 1996. Following our acquisition of Snyder Communications, we added Snyder Communications' Brann Worldwide network of agencies, which provide full scale direct marketing and sales solutions, to Diversified Agencies Group. As of May 31, 2001, Diversified Agencies Group had more than 50 agencies in 19 countries. Unlike Euro RSCG Worldwide, Arnold Worldwide Partners or Media Planning Group, the agencies included in our Diversified Agencies Group have maintained their independence and identity. Although these agencies have access to the resources of our other operating divisions, they generally operate as independent business units, maintaining their autonomy, individual values and business culture. We believe that they present strong economic potential for our business generally, such as allowing us to leverage local and specialized services and know-how of these agencies for the benefit of clients of our other divisions and to offer the services of our other divisions to clients of the independent agencies of Diversified Agencies Group.

  The principal services provided by Diversified Agencies Group include:

  . marketing services;

  . public relations;

  . corporate communications;

  . human resources;

  . multimedia interactive communications;

  . design; and

  . general advertising.

  Strategic Expansion. Diversified Agencies Group currently intends to continue selectively acquiring agencies seeking the support of a larger firm such as Havas Advertising while maintaining their autonomy. Diversified Agencies Group intends to acquire independent agencies that are generally recognized within the industry in their markets for the quality of their services and that specialize in marketing services, multimedia interactive communications, design, public relations, human resources or recruiting advertising. In addition, we believe that sports may become a more important media in the future. We believe this market is currently experiencing very strong expansion worldwide in areas such as sponsoring, consulting activities and the creation and organization of sporting events. In June 1999, Diversified Agencies Group created Havas Advertising Sports to offer sports media services to sports institutions, federations, clubs, broadcasters and advertisers. Diversified Agencies Group also intends to focus on expanding geographically, including in the United States and continental Europe, primarily through selective acquisitions.

Seasonality

  Our business is subject to seasonal effects and we have generally experienced the greatest level of business, both in terms of revenue and earnings, in the fourth quarter of each year.

Competition

  The advertising and communications services industry is highly competitive, and we expect it to remain so. At the holding company level, our principal competitors are other large multinational marketing and communications companies, including WPP Group, Omnicom Group, The Interpublic Group of Companies, Publicis, BMD, Dentsu, True North Communications, Grey Global Group and Hakuhodo. The actual competition for clients, however, generally takes place at the agency level. Our principal agency networks in the advertising industry are Euro RSCG Worldwide and Arnold Worldwide Partners, which compete with other similar multinational agencies and networks of agencies, including BBDO, DDB Needham, McCann Erickson, Leo Burnett, Young & Rubicam, Dentsu, J. Walter Thompson, Lowe Lintas, Grey Advertising, as well as numerous smaller agencies that operate only in regional or local markets. In addition, we compete with divisions of large multinational marketing and communications companies as well as specialized media buying and planning companies for media planning and buying clients.

  We must compete with these other companies and agencies to maintain existing client relationships and to obtain new clients and assignments. In addition, some clients require agencies to compete for business at mandatory periodic intervals. We believe that we compete principally on the basis of the following factors:

  . creative reputation;

  . knowledge of media;

  . quality and breadth of services;

  . experience and expertise in interactive services;

  . geographic coverage and diversity;

  . relationships with clients; and

  . size and financial resources.

  Recently, we also have encountered competition from major consulting firms which have developed practices in marketing and communications. New competitors also include smaller companies such as systems integrators, database marketing and modeling companies and telemarketers, which offer technological solutions to marketing and communications issues faced by clients. In addition, the trend among multinational companies towards consolidation of global accounts also has required us and other companies seeking to compete effectively in the international communications services industry to make significant investments. These investments include additional offices and personnel around the world and new and improved technology for linking these offices and people.

Intellectual property

  The name "Havas" is a registered trademark owned by Vivendi Universal Publishing. Since 1996, we have licensed the use of the name "Havas Advertising" from Vivendi Universal Publishing under annual license agreements. We paid Vivendi Universal Publishing an annual royalty of approximately
(Euro)305,000 under the license agreement for 2000, which expired on December 31, 2000. We currently are negotiating with Vivendi Universal Publishing for the right to continue to use the name "Havas Advertising". Vivendi Universal Publishing has registered, or is in the process of registering, the name "Havas" in more than 65 countries.


  We have trademark protections at each of our four division levels. Our "Euro RSCG Worldwide" name is a registered trademark owned by Euro RSCG Worldwide and is registered, or in the process of being registered, in more than 75 countries. Our "Arnold Worldwide Partners" name is a registered trademark owned by Arnold Worldwide Partners and is registered, or in the process of being registered, in 9 countries and the European Union. Our "Media Planning Group" name is a registered trademark owned by Media Planning Group and is registered, or in the process of being registered, in 11 countries and the European Union. Registration and maintenance of intellectual property protection for the individual agencies within our Diversified Agencies Group division are handled on an agency-by-agency basis.

Government regulation

  Our business is subject to government regulation, both within and outside the United States. In the United States and abroad, federal, state and local governments and their agencies and various consumer groups have directly or indirectly affected or attempted to affect the scope, content and manner of presentation of advertising. The continued activity by government and by consumer groups regarding advertising may cause further change in advertising practices in coming years.

  As the owner of advertising agencies operating in the United States which create and place print and Internet advertisements, our business is subject to Sections 5 and 12 of the U.S. Federal Trade Commission Act. These sections regulate advertising in all media, including the Internet, and require advertisers and advertising agencies to have substantiation for advertising claims before disseminating advertisements. In the event that any advertising that we have created is found to be false, deceptive, unfair, or misleading, the Federal Trade Commission Act could potentially subject us to liability.

  In France, media buying activities are subject to specific regulations following the adoption in 1993 of Law No. 93-122, known as the "Loi Sapin." The Loi Sapin, the objective of which is to encourage greater transparency in media buying dealings, has profoundly redefined long-standing practices in the media industry in France and in particular the traditional role of advertising agencies. Prior to the adoption of the Loi Sapin, agencies acted as intermediaries between advertisers and media providers. Since the introduction of the Loi Sapin, agencies must act as agents for advertisers. As a result, agencies are no longer able to purchase advertising space from media providers and then resell the space on different terms to advertisers. In addition, media providers must bill advertisers directly for advertising space and agencies cannot receive any commissions or discounts directly from media providers. The Loi Sapin only applies in France and in situations where both the media provider and the advertiser or the agency are French or located in France. The Loi Sapin has had in the past, and continues to have, a significant negative financial impact on our media buying activities in France. We are not aware of any existing, or contemplated, similar legislation in the other countries in which we currently operate.

  Various U.S. federal, state and foreign governments and agencies have recently proposed limitations on the collection and use of personal information regarding Internet users. In October 1998, the European Union Data Protection Directive became effective. This Directive limits the collection and use of personal information from Europeans both on and off the Internet. This Directive will also be implemented through national legislation by the EU Member States. In addition to government activity, a number of industry and privacy advocacy groups are considering various new, additional or different self-regulatory standards. Due to our significant marketing services, which rely on the collection and use of client data, this scrutiny, and any legislation, regulations or standards promulgated, may have a material adverse impact on our business.

Employees and labor relations

  Our business is highly dependent upon the skills of our creative, research, media and account personnel and their relationships with our clients. In France, our employees generally have employment contracts, many of which contain covenants not to compete. Our senior management employees also are generally bound by covenants not to compete. However, our remaining employees generally are not subject to covenants not to compete and are, therefore, typically able to move within the industry with relative ease. Competition with our competitors for qualified personnel is intense, and we, like our principal competitors, are vulnerable to any failure to attract or retain qualified personnel. We believe the compensation arrangements for our key employees are highly competitive with those of other advertising and communications services companies.

  The total number of employees and the geographic breakdown of employees set forth in the table below is based on the average number of employees employed during the year by each agency that was included in our worldwide network as of December 31, 1998, 1999 and 2000, respectively.

                                       Total Number               Asia    Latin
Year Ended December 31,                of Employees Europe U.S.  Pacific America
-----------------------                ------------ ------ ----- ------- -------
1998..................................     8,451     5,331 1,956    776    388
1999(1)...............................    11,967     7,154 2,626  1,301    886
2000(1)...............................    21,500    11,600 7,100  1,900    900

--------
(1) Includes Media Planning Group

  None of our U.S. employees are covered by any collective bargaining agreements or similar arrangements. In Europe, membership of our employees in labor unions varies from country to country, and a number of countries prohibit us from keeping records of union membership. We are subject to various collective bargaining agreements in Europe. In most continental European countries, collective bargaining agreements are imposed by law on the entire industry.

  Our principal collective bargaining agreements are as follows:

                                                  Number of
                                                   Covered
   Country                                        Employees  Expiration Date
   -------                                        ---------  ---------------
   Argentina.....................................    111    No expiration
   Austria.......................................     35    December 31, 2001
   Belgium.......................................    248    No expiration
   France........................................  3,247    No expiration
   Italy.........................................    155    December 31, 2002
   Portugal......................................    133    No expiration
   Portugal......................................    124    December 31, 2001
   Spain.........................................    895    December 31, 2000(1)

--------
(1) A new collective bargaining agreement is currently being negotiated. The existing agreement has been extended pending the outcome of the negotiations.

Properties

  We operate in more than 65 countries. In each location, we generally lease office properties, although in a few locations we own our office properties.

  Our headquarters are located in Levallois-Perret, France, where we occupy approximately 294,000 square feet, for a base annual rent of (Euro)7.3 million for 2000 and (Euro)7.4 million for 2001. Our lease expires on December 31, 2002.

  Our Euro RSCG Worldwide division headquarters are located in New York, New York, where we occupy approximately 129,369 square feet for an annual rent of $3.0 million through August 31, 2000, $3.7 million through December 31, 2003 and $4.1 million through December 31, 2007. The lessee under the lease is one of our wholly-owned subsidiaries and we have guaranteed our subsidiary's obligations under the lease. The lease expires on December 31, 2007.

  In addition to these leases, we have entered into leases for our principal offices located in the United States, the United Kingdom and France. In the United States, we lease properties in New York City and Mineola, New York; Murray Hill, New Jersey; Baltimore; Seattle; Washington, D.C.; Atlanta; Boston; Dallas; Chicago and Deerfield, Illinois; San Francisco; Salt Lake City; Pittsburgh; Wilton and Danbury, Connecticut; and Richmond, Virginia for an aggregate current annual base rent of (Euro)49.9 million, excluding Euro RSCG

Worldwide's headquarters. The leases for our U.S. offices expire at various dates ranging from April 30, 2002 to November 31, 2014. In the United Kingdom, we lease properties in London, Birmingham, Glasgow, Kent, Manchester, Nottingham, Bristol, Newcastle, Edinburgh, Cirencester, Diss, Borehamwood and Cardiff, for an aggregate current annual base rent of (Euro)12.7 million. Our U.K. leases expire at various dates ranging from September 29, 2001 to March 25, 2015. In France, we lease property in Paris and its suburbs, Bordeaux, Lyon, Rennes, Lille, Reims, Tours, Toulouse, Annecy, Strasbourg, Marseille, Montpelier, Nice, Metz and Roubaix, for an aggregate current annual base rent of (Euro)3.7 million, excluding our company headquarters. Our French leases expire at various dates ranging from December 31, 2001 to December 31, 2008. In all other countries where we lease office properties, the aggregate annual base rent to be paid during 2001 was approximately (Euro)17.4 million.

  We believe that all of our facilities are suitable for their use, and that we generally have sufficient space for our existing needs and expected near-term growth.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

  On January 1, 1999, the euro was introduced as the common legal currency of the 11 member states of the European Economic and Monetary Union, including France. We have adopted the euro as our reporting currency and restated our consolidated financial statements in euro for prior years based on the fixed exchange rate between French francs and the euro applicable as of January 1, 1999 ((Euro)1.00 = FF6.55957). Although our consolidated financial statements depict the same trends as would have been shown had they been presented in French francs, they may not be directly comparable to the consolidated financial statements of other companies that have also been restated in euro. Prior to the adoption of the euro, the currencies of other countries fluctuated against the French franc, but because the euro did not exist prior to January 1, 1999, historical exchange rates for the euro are not available. Consequently, comparison of our consolidated financial statements and those of another company that had historically used a reporting currency other than the French franc that takes into account actual fluctuations in exchange rates could give a much different impression than a comparison of our consolidated financial statements and those of another company translated into euro. For further information, see "Exchange Rate Information" and Note 2 to our 2000 consolidated financial statements on page F-7.

  The following discussion of our results of operations and financial condition should be read together with our consolidated financial statements and the accompanying notes included elsewhere in this annual report. In order to facilitate comparison with other groups in the advertising industry, our financial statements included in this annual report have been restated using U.S. GAAP.

Overview

  We operate in one business segment, communications services. We offer a complete line of communications services, including general advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, multimedia interactive communications and public relations. Our results of operations are not significantly dependent on any single client or industry group.

  Our results of operations for 1998, 1999 and 2000 were impacted by the following principal factors:

  . our acquisition of Snyder Communications in 2000;

  . the rapid implementation of our strategic acquisition plan beginning in late 1998, which resulted in a large number of acquisitions in North America, Europe, South America and the Asia-Pacific region, with a particular emphasis on acquisitions in the marketing services and media services sectors;

  . organic growth driven by the development of our main international brands, and the expansion of our activity with clients in the high-growth telecommunications, technology and healthcare sectors; and
  . the combination of our media planning and buying businesses with those of Media Planning, S.A., to create our new "Media Planning Group" division in 1999.

  On February 5, 2001, we agreed to acquire all of the issued and outstanding shares of Circle.com, the interactive communications business of Snyder Communications. We currently anticipate that the acquisition of the Circle.com common stock will occur on or about June 27, 2001.

  On May 22, 2001, we increased our ownership of Media Planning Group to 100% by acquiring the remaining 55% interest from the other shareholders of Media Planning Group in exchange for 28.8 million Havas Advertising shares and a cash payment of (Euro)51.1 million.

Outlook

  We expect to continue to pursue targeted acquisitions of businesses in each of our four divisions in 2001, while also working to increase our organic growth. We also intend to focus on increasing the relative contribution of marketing services to our overall revenue mix and changing our geographic revenue mix to more closely reflect the geographic breakdown of worldwide advertising spending, primarily by increasing the portion of our revenues from Latin America and the Asia-Pacific region.

  In the first quarter of 2001, we experienced a slowdown in the growth in advertising spending by our clients and we expect to see slower growth in worldwide spending on communications services by advertisers generally in 2001. However, we currently are not able to assess the magnitude of the slowdown in the growth of worldwide advertising spending in light of the current uncertainty regarding how the U.S. market, which Zenith Media recently estimated to account for approximately 44% of worldwide advertising spending, will perform in 2001. The risk of a continued slowdown in communications spending by advertisers in the United States may have a significant impact on our operating results for 2001, especially since we experience our greatest level of business in the fourth quarter of each year.

Strategic acquisition plan

  One of the key elements of our business strategy is the targeted expansion and consolidation of our business and services in various markets worldwide. Since late 1998, we have actively pursued this acquisition strategy. In analyzing potential acquisitions, we evaluate the projected financial performance of the target in terms of:

  . internal rate of return;

  . pay back period, calculated as the number of years necessary to recover the investment amount from free cash flow of the acquired business;

  . return on capital employed, calculated by dividing projected earnings before interest, taxes and amortization (EBITA) less hypothetical tax on that amount by the investment amount; and

  . earnings impact on our consolidated financial statements after goodwill amortization and interest costs on the investment amount.

  We also generally require that the creative work product of acquisition candidates be carefully reviewed by our management to determine whether it meets our quality, innovation and creativity standards. Our assessment is typically based on available objective factors, like advertising awards won, and a subjective review and analysis of the technical and artistic quality, creativity and innovation of the work product.

  In late 1998, in 1999 and in 2000, our pursuit of this strategy resulted in a large number of acquisitions around the world. We acquired more than 20 companies in 1998, more than 40 companies in 1999 and more than 35 companies in 2000.

  Financial impact of acquisitions. In 1998, 1999 and 2000, we paid an aggregate of approximately (Euro)40.9 million, (Euro)255.4 million and
(Euro)2,360.2 million, respectively for the businesses we acquired, and we acquired total goodwill of approximately (Euro)38.6 million, (Euro)263.7 million and (Euro)2,246.0 million, respectively. The total contribution of acquired businesses to our revenues was (Euro)48.8 million in 1998, (Euro)137.0 million in 1999 and (Euro)346.6 million in 2000.

  Principal acquisitions. Most of the financial impact of our acquisitions in 2000 was attributable to our acquisition of Snyder Communications on September 26, 2000. We acquired Snyder Communications through the merger of one of our subsidiaries into Snyder Communications. Each share of Snyder Communications SNC common stock was exchanged for 1.3710 Havas Advertising ADSs in the transaction. We issued a total of 100,751,047 ADSs in the transaction, valued at (Euro)20.43 per ADS based on the average Havas Advertising closing share price over the last four trading days prior to the closing of the transaction. The total purchase, including acquisition costs, amounted to (Euro)2,149.8 million. We have allocated the purchase price to the assets and liabilities acquired using our best judgment as to their respective fair values as of the date of the acquisition. We are in the process of obtaining a fair market valuation to determine the appropriate values of other intangibles such as trade names, workforce and customer lists from an independent valuation firm. We have estimated that approximately (Euro)338.9 million of the purchase price will be attributed to such other intangibles to be amortized over a period of 10 years, generating a deferred tax liability of
(Euro)135.6 million. The residual goodwill has been allocated between the SNC and Circle.com business units, in an amount of (Euro)1,862.3 million and
(Euro)17.0 million, respectively, based on the relative market capitalization of the SNC common stock and the Circle.com common stock at September 22, 2000, and is amortized over 40 years for SNC and 7 years for Circle.com. The acquisition of Snyder Communications contributed (Euro)210.6 million to our 2000 revenues.

  In addition, we completed over 35 other small and medium-sized acquisitions in 2000 in the United States, Canada, Europe and Asia. We paid total cash consideration in 2000 for these other acquisitions of (Euro)210.4 million, resulting in (Euro)163.4 million of goodwill that will be amortized over 40 years. These acquisitions contributed (Euro)136.0 million to our 2000 revenues.

  Most of the financial impact of our acquisitions in 1999 was attributable to the following principal acquisitions:

  . In the United States, we completed two principal acquisitions in 1999.
    First, we acquired all of the assets of Jordan McGrath Case & Partners Inc., a U.S. company specialized in advertising and healthcare communications, on January 1, 1999. We have fully consolidated the results of Jordan McGrath operations since January 1, 1999. The total consideration to be paid by us for the Jordan McGrath acquisition will be based on the cumulative profits before taxes of Jordan McGrath from 1999 through 2001. We made an initial cash payment of (Euro)44.1 million on January 1, 1999 and a cash earn out payment of approximately (Euro)15.5 million in April 2000 based on the 1999 financial performance of Jordan McGrath. An additional earn out payment is possible in 2002, based on profits before taxes in 2000 and 2001. Second, we acquired all of the assets of Devon Direct Marketing and Advertising, Inc., a U.S. company specialized in marketing services, on September 27, 1999. We have fully consolidated the results of Devon Direct operations since July 1, 1999. The total consideration to be paid by us for the Devon Direct acquisition will be based on the profit before taxes of Devon Direct for the years 1999 through 2002. We made an initial cash payment of (Euro)44.4 million on September 27, 1999. Earn out payments are possible in 2001, 2002 and 2003 based on profit before taxes for the preceding fiscal years. Goodwill from the Jordan McGrath acquisition was (Euro)45.1 million, and from the Devon Direct acquisition was (Euro)41.8 million, each of which will be amortized over 40 years. These acquisitions contributed
    (Euro)53.1 million to our 1999 revenues.

  . In Europe, we acquired all of the outstanding shares of Lopex Plc, a U.K.-based marketing services and public relations firm, following a public tender offer in cash of 120 pence per share, valuing Lopex at approximately (Euro)100 million. Our cash tender offer price represented a 20% premium above a competing tender offer, and a 27% premium over the closing share price of Lopex on the day before the offer. This tender offer price was established based on our estimate of the minimum price necessary to win the bidding contest for Lopex and our determination that Lopex would meet our minimum financial criteria for acquisitions at that price. This acquisition was accounted for as a purchase as of July 1, 1999. We paid total consideration, including acquisition costs, of approximately (Euro)110.8 million. Goodwill from this acquisition was
    (Euro)120.5 million, which will be amortized over 40 years. Lopex contributed (Euro)35.1 million to our 1999 revenues.

  In addition, we completed approximately 40 other small and medium-sized acquisitions in 1999 in the United States, Europe, Asia and Latin America, most of them in marketing services. We paid total cash consideration in 1999 for these acquisitions of (Euro)56.1 million, resulting in (Euro)56.4 million of goodwill that will be amortized over 40 years. These acquisitions contributed
(Euro)47.5 million to our 1999 revenues.

  Most of the financial impact of our acquisitions in 1998 was attributable to over 20 small and medium-sized acquisitions in the United States, Canada, Europe, Pacific and Latin America, primarily in the general advertising and marketing services sectors. We paid total cash consideration in 1998 for these acquisitions of

(Euro)40.9 million, resulting in (Euro)38.6 million of goodwill that will be amortized over 40 years. These acquisitions contributed (Euro)48.8 million to our 1998 revenues.

  Increase of compensation expenses under U.S. GAAP. We believe that intangible assets constitute an essential part of the value of most acquired businesses in the advertising industry and that these assets are by definition difficult to evaluate. Consequently, we believe that it is important to link the acquisition price that we pay to the actual post-acquisition performance of the acquired business. To address this issue, our acquisition agreements have typically included "earn out" and "buy out" clauses. Under these clauses a portion of the acquisition price we pay over time to the sellers, in amounts that vary based on the financial performance of the acquired business.

  We have generally used earn out clauses where we have acquired all or a fixed portion of the shares of a company, making an initial payment to the sellers at the time of acquisition and making subsequent "earn out" payments during an agreed upon term of three to five years. The amount of the earn out payments generally vary on the basis of a multiple of some measure of the financial performance of the acquired business during the period following the acquisition. We have generally used buy out clauses where we have initially acquired less than all of the shares of a company. In these cases, the buy out clause allows or obliges us to purchase additional shares at a price based on a multiple of some measure of the financial performance of the acquired business. The multiple generally increases over time, until the end of an agreed upon period, typically of five years. Until recently, we have generally conditioned earn out and buy out payment obligations on the continued employment of the seller.

  Under U.S. GAAP, the portion of an earn out or buy out payment that is deemed to be conditioned upon the continued employment of the seller is generally accrued as a compensation expense over the term of the earn out or buy out clause, as applicable. Under French GAAP as applied by us, earn out and buy out payments were accounted for by us as additional goodwill resulting from the purchase price of the acquired business. Consequently, the cost of most of these earn out payments has been recharacterized in our U.S. GAAP financial statements as compensation expense during the period of payment. These expenses under U.S. GAAP totaled (Euro)6.7 million, (Euro)17.4 million and (Euro)16.4 million in 1998, 1999 and 2000, respectively, representing a reduction in our earnings under U.S. GAAP compared to French GAAP of approximately 14.7% for 1998, 31.0% for 1999 and 18.3% for 2000. At December 31, 2000, total accruals for earn out and buy out payments were (Euro)38.1 million. On the basis of our financial performance in 2000, we estimate that the payments we will be required to make under the earn out and buy out clauses that we had entered into on or prior to December 31, 2000 would total (Euro)55.7 million. Actual expense could be higher or lower, depending upon the actual financial performance of these acquired businesses.

  We have traditionally negotiated our earn out and buy out clauses in accordance with standard European and international market practices, without regard to the U.S. GAAP treatment of earn out and buy out clauses. Because we now publish accounts in U.S. GAAP, our management expects to take into consideration that U.S. GAAP consequences in negotiating the terms of future acquisitions, with the objective of clearly differentiating purchase price from compensation while achieving our objective of linking the price paid for an acquired business to the actual post-acquisition performance of that business, without conditioning such price on the continued employment of the seller.

Creation of Media Planning Group

  Media planning and buying services have traditionally been offered by most advertising agencies as a complement to other advertising services. In the complexity of today's market, we believe that media planning and buying are of tremendous importance to advertisers, should be offered as separate services and offer high growth potential for those groups capable of providing specialized media services to their clients.

  Accordingly, in March 1999 we entered into an agreement with the shareholders of Media Planning, S.A., a Spanish media group, to combine our respective media planning and buying activities to create "Media

Planning Group." We completed the transaction on October 5, 1999, as an exchange of similar assets, in which we contributed our media planning and buying businesses in France, the United Kingdom, Spain, Italy, the Netherlands and the United States to Media Planning Group, a Spanish joint venture company. At the same time, the shareholders of Media Planning, S.A. contributed to the joint venture the media planning and buying businesses of Media Planning, S.A. in Spain, Portugal and Latin America. The aggregate fair value of the businesses and other assets contributed to Media Planning Group by us and Media Planning, S.A. were (Euro)140.3 million and (Euro)171.5 million, respectively. The valuations of the businesses contributed by us and Media Planning, S.A. were generally based on the product of earnings before interest, taxes, depreciation and amortization for the applicable business and a valuation multiple which applied to both our and Media Planning, S.A.'s contributions to Media Planning Group.

  In exchange for their respective contributions, the shareholders of Media Planning, S.A. received an aggregate of 55% of the shares of Media Planning Group, and we received the remaining 45%.

  Under U.S. GAAP, we have fully consolidated the businesses we contributed to Media Planning Group for the first nine months of 1999, and we have accounted for the 45% interest in Media Planning Group we acquired using the equity method from September 30, 1999. However, under French GAAP, we have fully consolidated Media Planning Group from January 1, 1999. This difference in accounting treatment has resulted in a reduction of (Euro)35.9 million and
(Euro)167.0 million in our consolidated revenues as reported under U.S. GAAP versus French GAAP for 1999 and 2000, respectively. Due primarily to this difference in accounting treatment, our consolidated revenues for 1999 and 2000 under U.S. GAAP were (Euro)1,124.4 million and (Euro)1,643.6 million, respectively, and under French GAAP were (Euro)1,208.1 million and
(Euro)1,795.6 million, respectively, representing a 6.9% reduction in revenues for 1999 and a 8.5% reduction in revenues for 2000 under U.S. GAAP. We acquired the remaining 55% equity interest in Media Planning Group on May 22, 2001. As a result, we will fully consolidate the results of operations of Media Planning Group under both French GAAP and U.S. GAAP.

  In the first nine months of 1999, the media planning and buying businesses that we contributed to Media Planning Group had consolidated revenues of
(Euro)48.2 million. In the last three months of 1999, Media Planning Group had net income under U.S. GAAP of (Euro)10.0 million, of which 45% or (Euro)5.0 million (after amortization of negative goodwill in the amount of (Euro)(0.5) million) we included in our consolidated statement of income using the equity method. On a pro forma basis assuming that Media Planning Group had been created on January 1, 1999, its total revenues would have been (Euro)139.9 million, and its net income would have been (Euro)15.3 million, of which 45% or
(Euro)8.7 million (after amortization of negative goodwill of (Euro)(1.8) million) would have been included in our net income. The fourth quarter net income of Media Planning Group is more than five times the average of the first three quarters, which reflects the ordinary seasonality of purchases of media space as a result of commercial preparations for fourth quarter holidays and other year-end festivities.

  In 2000, Media Planning Group had consolidated revenues of (Euro)153.9 million and net income of (Euro)16.3 million, of which 45% or (Euro)8.2 million (after amortization of negative goodwill of (Euro)(2.3) million and other consolidation adjustments) was included in our net income.

Seasonality

  Our business is subject to seasonal effects and we have generally experienced the greatest level of business, both in terms of revenue and earnings, in the fourth quarter of each year. As a result, cash, accounts receivable, accounts payable and accrued expenses are typically higher on our year end balance sheet than at the end of any of the preceding three quarters.

Explanation of key line items

  Net revenues. Our revenues consist of fees and commissions received from our clients. Revenues are presented net of amounts that our clients pay to us to cover costs that are incurred on their behalf with third parties, such as for the purchase of television, radio or print advertising space.

  Compensation cost. Our compensation cost consists principally of salaries, bonuses and benefits to employees. Compensation cost does not include payments made under earn out or buy out clauses to employees who were stockholders of businesses we acquired. These costs are accounted for as "Compensation to former stockholders of subsidiaries." Compensation cost does include all other compensation paid or payable to such individuals.

  Compensation to former stockholders of subsidiaries. This item consists of earn out and buy out payments made or accrued to employees who were stockholders of businesses we acquired and conditioned on the continued employment of those employees.

  Amortization of goodwill and other intangibles. This item consists primarily of the amortization over a fixed period, generally 40 years, of the excess of acquisition costs over the fair value of the assets acquired and liabilities assumed and the amortization of the value of intangibles acquired in acquisitions over their estimated useful life. We present this item separately on our income statement to facilitate the analysis of our earnings before amortization.

Results of operations

 Year ended December 31, 2000 compared with year ended December 31, 1999

  Net revenues. Our net revenues were (Euro)1,643.6 million for the year ended December 31, 2000, an increase of 46.2% compared with (Euro)1,124.4 million for the year ended December 31, 1999. Approximately (Euro)383.0 million of this increase was related to revenues of businesses acquired in 2000 and (Euro)99.9 million of this increase was due to growth of our existing businesses, excluding the effects of currency fluctuations and excluding revenues from businesses sold or otherwise disposed of in 2000. Our revenues in 2000 were also positively impacted by the increase in the value of the U.S. dollar during the period, which had the effect of increasing the value as reported in euro of our U.S. dollar-denominated revenues by (Euro)55.1 million.

  Our internal growth reflected a number of positive developments in our business and in our markets:

  . As a general matter, all of our activities in 2000 and in 1999 benefited from increases in advertising budgets worldwide, reflecting the favorable economic conditions prevailing in most of our major geographic markets.

  . In 2000, we gained a number of major new client accounts, including CNN, ING, Skyteam and Alberto Culver (VO5) by Euro RSCG Worldwide, BMW Minicar and Monster.com by Arnold Worldwide Partners, and Fleet Bank USA, Chandon and Orange by Diversified Agencies Group. We did not lose any clients in 2000 that individually had accounted for a significant portion of our revenues in the prior year. However, Philips, a significant client of Euro RSCG Worldwide, informed us in 2000 that it was moving its account, effective as of the third quarter of 2001.

  . In 2000, we continued our strategy of pursuing new business from clients in growth industries, such as telecommunications, technology, financial services, media and healthcare. In 2000, we estimate on the basis of our unaudited management accounts that customers in these industries accounted for approximately 50% of our total revenues.

  . We continued to experience growth in demand for our interactive services in 2000. We place great strategic importance on these activities as part of our integrated communications services offered to clients.

  For a discussion of our external growth activities in 2000 and 1999 see "-- Strategic acquisition plan" above.

  Geographic breakdown of revenues. The following table sets forth a geographic breakdown of our revenues expressed as a percentage of total revenues for 1999 and 2000. The revenues for 1999 in the table below include the revenues derived from the businesses we contributed to Media Planning Group for the first nine months of 1999. However, the table below does not include the results of the newly created Media Planning Group and does not include the results of Snyder Communications prior to its acquisition by us on September 26, 2000. For a pro forma presentation of our 1999 and 2000 results, you should refer to the disclosure we provided in our Registration Statement on Form F-4, File No. 333-59880. In preparing this table, we have allocated revenues to the country or region of the subsidiary realizing the revenues:

   Region                                                            1999  2000
   ------                                                            ----  ----
   France........................................................... 25.9% 19.6%
   Europe (excluding France)........................................ 31.5% 31.9%
   North America.................................................... 33.4% 39.4%
   Asia Pacific.....................................................  5.4%  5.3%
   Latin America....................................................  3.8%  3.8%

  In 2000 as in 1999, North America, Europe (excluding France) and France remained our most important regions in terms of revenues. The substantial increase in revenues derived from North America and Europe (excluding France) as compared to France was primarily attributable to an increase in U.S. revenues of (Euro)266.9 million, and an increase in U.K. revenues of
(Euro)131.2 million. The increase in U.S. revenues was primarily attributable to acquisitions, including the acquisition of Snyder Communications, and to the strength of the U.S. dollar relative to the euro. The increase in U.K. revenues was primarily attributable to acquisitions, including the acquisition of Snyder Communications, and to strong organic growth.

  Compensation cost and stock based compensation. Compensation cost and stock based compensation was (Euro)946.4 million for the year ended December 31, 2000, an increase of 42.6% compared with (Euro)664.0 million for the year ended December 31, 1999. (Euro)183.3 million of this increase was a result of new businesses acquired during this time period and (Euro)99.1 million of this increase reflected an increase in work volume in existing businesses. As a percentage of revenues, compensation cost and stock based compensation decreased to 57.6% for the year ended December 31, 2000 from 59.1% for the year ended December 31, 1999. This decrease was primarily attributable to the above-average operating efficiency of a number of new businesses acquired in 2000, which in the aggregate had compensation cost and stock based compensation representing 47.9% of revenues for 2000.

  General and administrative non-payroll costs. General and administrative non-payroll costs were (Euro)516.9 million for the year ended December 31, 2000, an increase of 47.9% compared with (Euro)349.4 million for the year ended December 31, 1999. (Euro)148.7 million of this increase reflected the cost of integrating newly-acquired businesses and (Euro)18.8 million of this increase reflected the overall increase in our billings in our existing businesses in 2000. Expressed as a percentage of total revenues, general and administrative non-payroll costs were 31.5% for the year ended December 31, 2000 compared with 31.0% for the year ended December 31, 1999.

  Compensation to former stockholders of subsidiaries. Compensation to former stockholders of acquired businesses was (Euro)16.4 million for the year ended December 31, 2000, a decrease of 6.2% compared with (Euro)17.4 million for the year ended December 31, 1999. This decrease was primarily due to a reduction in the number of earn out or buy out payments recognized as compensation expense under U.S. GAAP. Under French GAAP, this compensation was allocated directly to goodwill with an impact on our operating income spread over the goodwill amortization period.

  Amortization of goodwill and other intangibles. Amortization of goodwill and other intangibles was (Euro)49.4 million for the year ended December 31, 2000, an increase of 140.1% compared with (Euro)20.6 million for the year ended December 31, 1999. This increase was primarily the result of the acquisition of Snyder Communications and the large number of other acquisitions during 2000, as well as acquisitions during 1999 for which 1999 amortization did not reflect a full year of ownership of the acquired businesses.

  Interest expense. Interest expense was (Euro)52.6 million for the year ended December 31, 2000, an increase of 86.6% compared with (Euro)28.2 million for the year ended December 31, 1999. This increase resulted primarily from:

  . an increase of (Euro)9.6 million due to borrowings under a $400 million multicurrency 364 day term loan facility we entered into in May 2000;

  . an increase of (Euro)6.6 million related to debt acquired in the Snyder
    Communications acquisition;

  . an increase of (Euro)4.3 million due to the issuance by Evelink plc, our indirect, wholly owned subsidiary, of a (Pounds)40 million convertible bond in January 2000; and

  . an increase of (Euro)1.0 million due to a (Euro)38 million term loan we entered into in January 2000.

  Interest income. Interest income was (Euro)29.5 million for the year ended December 31, 2000, an increase of 12.7% compared with (Euro)26.2 million for the year ended December 31, 1999. This increase resulted primarily from increased interest income recognized by subsidiaries with positive cash positions in 2000.

  Provision for income taxes. Provision for income taxes was (Euro)62.2 million for the year ended December 31, 2000, an increase of 58.1% compared with
(Euro)39.4 million for the year ended December 31, 1999. (Euro)12.3 million of this increase was a result of acquisitions, and (Euro)10.5 million of this increase resulted from the general increase in our earnings worldwide. Our effective tax rate for the year ended December 31, 2000 was 66.4%.

  Minority interests. Minority interests were (Euro)9.9 million for the year ended December 31, 2000, a decrease of 35.8% compared with (Euro)15.5 million for the year ended December 31, 1999. This decrease is primarily due to the losses of Circle.com attributable to the holders of Circle.com common stock. In more than two-thirds of the acquisitions we made during 2000, and more than half of the acquisitions during 1999, the prior owners of the acquired businesses retained an equity interest in these businesses.

  Net income. As a result of the foregoing, our net income improved to
(Euro)29.4 million for the year ended December 31, 2000, an increase of 16.7% compared with (Euro)25.2 million for the year ended December 31, 1999.

 Year ended December 31, 1999 compared with year ended December 31, 1998

  Net revenues. Our net revenues for the year ended December 31, 1999 were
(Euro)1,124.4 million, an increase of 28.8% compared with net revenues of
(Euro)872.8 million for the year ended December 31, 1998. Management estimates that (Euro)137.0 million of this increase was driven by acquisitions during 1999, and that (Euro)117.4 million of this increase was driven by internal growth in revenues of our existing businesses, excluding the effects of currency fluctuations and excluding revenues from businesses sold or otherwise disposed of in 1999. Our revenues in 1999 were also positively impacted by the increase in the value of the U.S. dollar during the course of 1999, which had the effect of increasing the value in euro of our U.S. dollar-denominated revenues by (Euro)11.4 million.

  Our internal growth reflected a number of positive developments in our business and in our markets:

  . As a general matter, all of our activities in 1998 and in 1999 benefited from increases in advertising budgets worldwide, reflecting the favorable economic conditions prevailing in most of our major geographic markets.

  . In 1999, we gained a number of major new client accounts, including Air
    France, Telefonica, Novartis and Microsoft Europe by Euro RSCG Worldwide, Alcatel and Dreamcast by Campus, and Liberty Surf, Virgin Net, Virgin Atlantic and Sky TV by Diversified Agencies Group. We did not lose any clients in 1999 that individually had accounted for a significant portion of our revenues in the prior year.

  . In 1999, we derived an increasingly larger portion of our revenues from clients in high growth businesses such as telecommunications, technology, financial services, media and healthcare. We estimate on the basis of our unaudited management accounts that customers in these industries accounted for approximately 53.0% of our total revenues in 1999 compared with approximately 49.0% in 1998.

  . In 1999 and 1998, the industry experienced tremendous growth in demand for interactive services. For example, Universal McCann estimates that U.S. expenditures on interactive services increased by 75% in 1999. We place great strategic importance on these activities and, in 1998 and 1999, focused on developing our ability to provide interactive services, primarily through strategic acquisitions. In February 2000, Adweek named Euro RSCG Worldwide among the top ten agencies in the world for such services, based on projected 1999 revenues.

  For a discussion of our external growth activities in 1998 and 1999, see "-- Strategic acquisition plan" above.

  Geographic breakdown of revenues. The following table sets forth a geographic breakdown of our revenues expressed as a percentage of total revenues for 1998 and 1999. The revenues for 1999 in the table below include the revenues derived from the businesses we contributed to Media Planning Group for the first nine months of 1999. However, the table below does not include the results of the newly created Media Planning Group. For a pro forma presentation of our 1999 results, giving effect to the creation of Media Planning Group as of January 1, 1999 and assuming that Media Planning Group had been fully consolidated, you should refer to the disclosure we provided in our Registration Statement on Form F-4, File No. 333-59880. In preparing this table, we have allocated revenues to the country or region of the subsidiary realizing the revenues:

   Region                                                            1998  1999
   ------                                                            ----  ----
   France........................................................... 30.4% 25.9%
   Rest of Europe................................................... 30.0% 31.5%
   North America.................................................... 30.8% 33.4%
   Asia Pacific.....................................................  4.9%  5.4%
   Latin America....................................................  3.9%  3.8%

  In 1999 as in 1998, the United States, France and the rest of Europe remained our most important regions in terms of revenues. The substantial increase in revenues derived from the U.S. and the rest of Europe as compared to France was primarily attributable to an increase in U.S. revenues of (Euro)100.8 million, and an increase in U.K. revenues of (Euro)61.5 million.

  Compensation cost and stock based compensation. Compensation cost and stock based compensation was (Euro)664.0 million for the year ended December 31, 1999, an increase of 23.0% compared with compensation cost and stock based compensation of (Euro)539.7 million for the year ended December 31, 1998.
(Euro)74.1 million of this increase reflected new businesses acquired and
(Euro)50.2 million of this increase reflected an increase in work volume in our existing businesses. As a percentage of revenues, compensation cost and stock based compensation decreased from 61.7% for the year ended December 31, 1998 to 59.0% for the year ended December 31, 1999. We believe this decrease was primarily attributable to the above-average operating efficiency of a number of the new businesses acquired in 1999, which in the aggregate had compensation cost and stock based compensation representing 54% of revenues for 1999, and to increased productivity in our existing businesses, which in the aggregate had compensation cost and stock based compensation representing 59.7% of revenues.

  General and administrative non-payroll costs. General and administrative non-payroll costs were (Euro)349.4 million for the year ended December 31, 1999, an increase of 29.2% compared with general and administrative non-payroll costs of
(Euro)270.4 million for the year ended December 31, 1998. (Euro)41.2 million of this increase reflected the cost of integrating newly-acquired businesses and
(Euro)37.8 million of this increase reflected the overall increase in our billings in our existing businesses in 1999. Expressed as a percentage of total revenues, general and administrative non-payroll costs were stable at 31.0% in both 1999 and 1998.

  Compensation to former stockholders of subsidiaries. Compensation to former stockholders of subsidiaries was (Euro)17.4 million for the year ended December 31, 1999, an increase of 159.7% compared with (Euro)6.7 million for the year ended December 31, 1998. This increase was principally attributable to the substantial acceleration in 1999 of acquisitions made under our strategic acquisition plan. (Euro)5.6 million of this increase resulted from new acquisitions in 1999. Under French GAAP, this compensation was allocated directly to goodwill with an impact on our operating income spread over the goodwill amortization period.

  Amortization of goodwill. Amortization of goodwill was (Euro)20.6 million for the year ended December 31, 1999, an increase of 28% compared with amortization of goodwill of (Euro)16.1 million for the year ended December 31, 1998. This increase was attributable to the large number of acquisitions we made in 1999 under our strategic acquisition plan. Amortization of goodwill from businesses acquired in 1999 will increase in 2000, as 1999 amortization did not reflect a full year of our ownership of these businesses.

  Interest expense. Interest expense was (Euro)28.2 million for the year ended December 31, 1999, a decrease of 7% compared with interest expense of
(Euro)30.4 million for the year ended December 31, 1998. This decrease resulted primarily from a decrease of (Euro)3.4 million due to the conversion in July 1998 of (Euro)149.4 million of convertible bonds originally issued in 1992 and 1994 into Havas Advertising shares, a decrease of (Euro)3.0 million due to a reduction in other financial debt, and an increase of (Euro)4.2 million due to the issuance in 1999 of (Euro)230.0 million of convertible bonds at a lower rate of interest.

  Interest income. Interest income was (Euro)26.2 million for the year ended December 31, 1999, an increase of 26.0% compared with (Euro)20.8 million for the year ended December 31, 1998. The improvement in interest income in 1999 resulted from an increase of (Euro)3.2 million due to increased interest income in subsidiaries with positive cash positions in 1999 and an increase of
(Euro)2.2 million due to a (Euro)230.0 million increase in cash following the issuance in 1999 of convertible bonds and before this additional cash was used to pay for acquisitions.

  Provision for income taxes. Provision for income taxes was (Euro)39.4 million for the year ended December 31, 1999, an increase of 16.5% compared with
(Euro)33.8 million for the year ended December 31, 1998. (Euro)4.1 million of this increase was due to an increase in taxes paid outside of France as a result of acquisitions, and (Euro)1.5 million of this increase resulted from the general increase in our earnings worldwide. Our effective tax rate for the year ended December 31, 1999 was 52.2%. We record a valuation allowance with respect to deferred tax assets whenever we determine, based on the available evidence, that it is more likely than not that some or all of the tax benefits reflected in the deferred tax assets are not recoverable. In 1999, we recorded a (Euro)4.5 million reduction of the valuation allowance on deferred tax assets. This reduction was due primarily to the use of tax loss carryforwards to offset tax charges resulting from better than expected results of subsidiaries in tax jurisdictions where we had previously recorded a valuation allowance. We had recorded this valuation allowance at December 31, 1998, following our determination, based on projections of future results and the history of losses of the relevant subsidiaries, that it was more likely than not that these subsidiaries would not be able to recover the tax benefits of their deferred tax assets.

  Minority interests. Minority interests were (Euro)15.5 million for the year ended December 31, 1999, an increase of 66.7% compared with minority interests of (Euro)9.3 million for the year ended December 31, 1998. In more than half of the acquisitions we made in 1998 and 1999, the prior owners of the acquired businesses retained an equity interest in these businesses. (Euro)2.6 million of the increase in minority interests in 1999 was attributable to acquisitions in 1999, and (Euro)3.6 million was attributable to growth in revenues of previously acquired businesses.

  Net income. As a result of the foregoing, our net income improved to
(Euro)25.2 million for the year ended December 31, 1999 compared with a net loss of (Euro)11.2 million for the year ended December 31, 1998.

Liquidity and capital resources

  Our primary sources of funds in 1998, 1999 and 2000 were:

  . cash generated from operations;

  . the issuance of (Euro)230.0 million of convertible bonds in February
    1999;

  . the issuance of (Euro)708.9 million of convertible bonds in December
    2000; and

  . a $400 million multicurrency 364 day term loan facility we entered into in May 2000 with Morgan Guaranty Trust Company of New York, as Agent, and J.P. Morgan Securities Ltd. and Societe Generale, as arrangers.

  Our primary uses of cash have been to finance our strategic acquisition program and, in 2000, to refinance the debt assumed from Snyder Communications, to make other cash payments required in connection with our acquisition of Snyder Communications, and to repay in full and terminate our $400 million term loan facility.

  Liquidity. In February 1999, we issued 1,223,405 convertible bonds due January 1, 2004, each with a nominal value of (Euro)188, for an aggregate principal amount of (Euro)230.0 million. We received net proceeds of
(Euro)225.4 million from this issuance. The coupon rate of the bonds is 1.0% payable annually in arrears on the first day of January of each year, and the gross yield to maturity is 1.759%, assuming no conversion or redemption takes place prior to maturity. The implicit interest rate, including issue costs, is 2.18%. The bonds have a maturity date of January 1, 2004. Each bond may be converted at any time at the option of the holder into 20 Havas Advertising shares, subject to adjustment for transactions including mergers and acquisitions and distributions of reserves or financial instruments, which may, at our option, be newly-issued shares, treasury shares, or a combination thereof. The bonds have a redemption value on maturity of (Euro)195.13 per bond (i.e., a premium of (Euro)7.13). We have the option to redeem the bonds at any time from January 1, 2002 until December 31, 2003, at an early redemption price that guarantees the holder of the bond a yield to maturity equivalent to the rate the holder of the bond would have obtained in the event of redemption at maturity. We also have the option to redeem the bonds at par value plus accrued interest when less than 10% of the bonds issued remain outstanding. We have agreed not to give any other bonds any preference over the bonds, or reduce our share capital or alter the way we allocate profits. As of May 31, 2001, 769,380 bonds had been converted into 15,387,600 of Havas Advertising shares. There is no guarantee or other security of our obligations under the bonds.

  In June 1999, our indirect, wholly owned subsidiary, EWDB North America Inc., borrowed $30.0 million from Banque Nationale de Paris, New York Branch. In connection with this loan, we agreed to deposit with Banque Nationale de Paris, New York Branch, $30.0 million to allow the subsidiary to borrow the funds. The loan bears interest at a rate of LIBOR plus a margin. The deposit earns interest at a rate of LIBOR less a margin. The deposit and loan mature simultaneously in six equal annual installments from June 4, 2001 to June 5, 2006.

  On January 19, 2000, our indirect, wholly owned subsidiary, Evelink plc, issued a (Pounds)40 million convertible bond due July 19, 2007 to Banque Nationale de Paris S.A. This convertible bond bears interest at the rate of 7% per annum, and is convertible, at the option of the holder, at any time from January 19, 2000 until January 19, 2007 into ordinary shares of Evelink plc. The number of shares into which the bond is convertible will be determined by dividing (Pounds)40 million by the share price of Evelink plc on the date of conversion. Net proceeds were used primarily to refinance debt associated with the July 2000 acquisition of Lopex Plc, and for other acquisitions and general corporate purposes. In conjunction with this bond issuance, we agreed to pay the holder of the bond any amounts under the bond which become due and are not paid by Evelink plc.

  Also on January 19, 2000, Evelink plc issued a warrant to Banque Nationale de Paris S.A. authorizing the holder of the warrant, upon payment of (Pounds)40 million, to purchase from Evelink plc 117,131 shares of Evelink plc on January 19, 2007. The right to purchase shares under the warrant will lapse in the event that the conversion rights of the (Pounds)40 million convertible bond issued on January 19, 2000 are exercised. In addition, our wholly owned subsidiary, Havas Advertising International S.A., and Banque Nationale de Paris S.A. (as the initial holder of the bond) entered into a Forward Sale Agreement under which Havas Advertising International S.A. paid (Pounds)25.2 million to Banque Nationale de Paris S.A. for the future purchase of the Evelink plc shares issuable on conversion of the (Pounds)40 million convertible bond, and Banque Nationale de Paris S.A. agreed to convert, or arrange for a third party to convert, the (Pounds)40 million convertible bond into shares of Evelink plc on January 19, 2007 (or prior to January 19, 2007 under some circumstances) and to sell, or arrange for a third party to sell, those shares to Havas Advertising International S.A. The number of shares subject to the Forward Sale Agreement will be determined by dividing (Pounds)40 million by the share price of Evelink plc on the date Banque Nationale de Paris S.A. sells, or arranges for a third party to sell, the shares to Havas Advertising International S.A.

  On January 25, 2000, we entered into a term loan agreement with Credit Commercial de France and Banque Nationale de Paris in the principal amount of
(Euro)38 million. The loan bears interest at a rate of EURIBOR plus 0.275%. The loan is payable in full on January 25, 2005. In December 2000, we used
(Euro)38.0 million of the proceeds from our December 2000 issuance of convertible bonds to pay off and terminate this loan.

  In May 2000, we, Havas Advertising International SA, HAS Acquisition Corp., our wholly owned special purpose subsidiary used for the acquisition of Snyder Communications, and EWDB North America Inc., as borrowers, entered into a $400 million multicurrency 364 day term loan facility with Morgan Guaranty Trust Company of New York, as Agent, and J.P. Morgan Securities Ltd. and Societe Generale, as arrangers. The rate of interest in respect of each advance under the facility is a variable rate per annum, based on the rate shown on Telerate page 3750 applicable to dollars, LIBOR, for advances made in dollars, or the rate shown on Telerate page 248 applicable to euro, EURIBOR, for advances made in euro, in each case plus a margin ranging from 0.50% to 0.65%. In July 2000, we drew $50 million under this facility to finance acquisitions and for general corporate purposes. In September 2000, we drew $240 million under this facility to:

  . refinance approximately $183.5 million of borrowings of Snyder
    Communications;

  . finance the $43.4 million consideration required to cash-out stock options held by members of the board of directors of Snyder
    Communications as part of the Snyder Communications acquisition; and

  . finance expenses related to our acquisition of Snyder Communications and future general corporate expenses of Snyder Communications.

  In November 2000, we drew (Euro)50.0 million under this facility to finance acquisitions and general corporate expenses. In December 2000, we used
(Euro)369.0 million of the proceeds from our December 2000 issuance of convertible bonds to pay off the outstanding borrowings under the $400 million term loan facility and terminated the facility.

  In December 2000, we issued 32,817,012 convertible bonds, each with a nominal value of (Euro)21.60, for an aggregate principal amount of (Euro)708.0 million. We received net proceeds of (Euro)695.0 million from this issuance. We used proceeds from the issuance to pay off the outstanding borrowings under our
(Euro)38 million term loan agreement and our $400 million term loan facility, and we intend to use the remaining proceeds from the placement to further reduce borrowings and to fund future acquisitions. The coupon rate of the bonds is 1.0%, payable annually in arrears on the first of January of each year beginning January 1, 2002, and the gross yield to maturity is 4.25%, assuming no conversion or redemption takes place prior to maturity. The implicit interest rate, including issue costs, is 4.67%. The bonds have a maturity date of January 1, 2006. Each bond may be converted at any time by the holder into one Havas Advertising share, subject to adjustment for transactions including mergers and acquisitions and distributions of reserves or financial instruments, which may, at our option, be a newly-issued share, a treasury share, or a combination thereof. The bonds have a redemption value on maturity of (Euro)25.44 per bond, or approximately 117.78% of their nominal value. We have the option to redeem all, but not less than all, of the outstanding bonds between January 1, 2004 and December 31, 2005, at an early redemption price that guarantees the holder of the bond a yield to maturity equivalent to the rate the holder of the bond would have obtained in the event of redemption at maturity. We also have the option to redeem the bonds at par value plus accrued interest when less than 10% of the bonds issued remain outstanding. We have agreed not to give any other bonds any preference over the bonds, or reduce its share capital or alter the way it allocates profits. As of May 31, 2001, no bonds had been converted into Havas Advertising shares. There is no guarantee or other security of our obligations under the bonds.

  We borrow at both fixed and variable rates. We generally do not hedge our interest rate exposure, with the exception of the currency and interest rate swap arrangement described above. For a discussion of our debt and lines of credit as of December 31, 2000, please see Note 8 to our 2000 consolidated financial statements on page F-15 of this annual report.

  As of December 31, 2000, our subsidiaries also had outstanding (Euro)96.0 million under long-term notes with U.S. banks. These loans bear interest at rates ranging from LIBOR plus 0.175% to LIBOR plus 0.55% and mature at dates ranging from January 7, 2002 to March 6, 2006. The borrowing subsidiaries are subject to customary financial covenants under these notes. Examples of the financial covenants applicable to the borrowing subsidiaries under these notes include:

  . a ratio of total debt to earnings before interest, taxes, depreciation and amortization of less than 3.8 to one;

  . a ratio of earnings before interest and taxes to interest expense of greater than three to one;

  . a ratio of total debt to equity of less than 2.5 to one;

  . a minimum net worth of greater than $3 million;

  . a minimum current assets ratio greater than 0.95; and

  . a free cash flow to debt service ratio greater than 1.3.

  Under one of these loans, for a principal amount of (Euro)32.2 million, we are also subject to the following financial covenants:

  . a net financial debt to operating cash flow ratio less than three; and

  . shareholders' equity greater than FF2.5 billion.

  As of December 31, 2000, our subsidiaries were also subject to (Euro)56.9 million in short-term borrowing arrangements. The weighted average interest rate on short-term borrowings that were outstanding as of December 31, 2000 was 7.0%. Our subsidiaries were also subject to various lines of credit in an amount equal to (Euro)127.6 million as of December 31, 2000. These lines of credit bear interest at the prevailing market rates in the countries of the subsidiaries.

  We and our subsidiaries are subject to restrictive covenants under the above borrowings related to total borrowing levels at either the subsidiary level or country level on some of their borrowings. Covenants on our debt include total borrowing levels in some countries and minimum shareholders' consolidated equity, among others. At December 31, 2000, EWDB North America, Inc., our indirect, wholly owned subsidiary, did not meet the financial covenants under one credit facility due to the level of debt incurred by it in connection with the acquisition of Snyder Communications. However, the issuing bank agreed to a provisory non-application of the applicable covenants and has further agreed to issue a waiver of default. As of December 31, 2000, we were in compliance with all other debt covenants related to the above borrowings. In addition, we frequently guarantee significant loans of our subsidiaries.

  On May 13, 2001, all outstanding and unexercised warrants to subscribe for Havas Advertising shares at a price of (Euro)9.15, which were originally issued on May 13, 1998 expired. Of a total of 6,695,621 shares covered by these warrants, 6,649,540 warrants had been exercised, resulting in the creation of 6,649,540 shares.

Cash Flows

  Year ended December 31, 2000 compared to year ended December 31, 1999. Our net cash provided by operating activities in 2000 was (Euro)107.9 compared with
(Euro)118.2 million in 1999. This decrease was primarily a result of a significant increase in working capital requirements in 2000 due mainly to an increase in receivables, which was partially offset by an increase in advances from clients.

  Net cash used in investing activities was (Euro)(248.5) million in 2000, compared with (Euro)(362.7) million in 1999. This decrease does not reflect a decrease in our investing activities as part of our strategic acquisition program. Instead, the decrease was primarily the result of cash acquired in the Snyder Communications acquisition that was not offset by cash paid since the purchase price of that acquisition was financed primarily with Havas Advertising shares and is therefore not included in the purchase of subsidiaries reported on the cash flow statement.

  Net cash provided by financing activities was (Euro)468.1 million in 2000, compared with (Euro)302.2 million in 1999. In both 2000 and 1999, cash from financing activities was primarily generated by the sale of debt securities. We issued (Euro)708.9 million of convertible bonds in December 2000 and
(Euro)230.0 million of convertible bonds in February 1999.

  Year ended December 31, 1999 compared to year ended December 31, 1998. Our net cash provided by operating activities in 1999 increased to (Euro)118.2 million from (Euro)86.9 million in 1998. This substantial increase was primarily due to an increase in our operating profit and improvements in working capital management practices in subsidiaries.

  Net cash used in investing activities in 1999 increased to (Euro)(362.7) million from (Euro)(72.3) million in 1998. This substantial increase was primarily due to the cost of our strategic acquisition program.

  Net cash provided by financing activities was (Euro)302.2 million in 1999 compared with (Euro)10.2 million in 1998. This substantial increase was primarily due to the issuance of (Euro)230.0 million of convertible bonds in 1999.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Our board of directors

  In accordance with French law, our affairs are managed by our board of directors and by our Chairman and Chief Executive Officer, who has full authority to manage our affairs and has broad powers to act on our behalf within our corporate purpose and to represent us in dealings with third parties, subject only to the powers expressly reserved to the board of directors or our shareholders by law, by our statuts or by decision of our board of directors or shareholders.

  Under our statuts, our board of directors must consist of between three and 24 directors. As of May 31, 2001, our board of directors consists of 19 directors. Our statuts provide that each director is elected for a term of six years, and is eligible for reelection when the term expires. The board of directors has the power to appoint and remove the Chairman and Chief Executive Officer at any time. There are no family relationships among our officers or directors.

  Set forth in the table below are the names and ages of the members of our board of directors, their principal occupation or employment, the dates of their initial appointment as directors and the expiration of their current positions as of May 31, 2001. Three of our directors are independent, which means generally that they are not officers, employees or family members of officers of us or our affiliates.

                                                                                  Term
Name                          Position Age  Principal Occupation  Director Since Expires
----                          -------- --- ---------------------  -------------- -------
Alain de Pouzilhac..........  Chairman  56 Chairman of the Board    April 1989    2006
                                           of Directors and
                                           Chief Executive
                                           Officer, Havas
                                           Advertising

Michel Boutinard
 Rouelle(1).................  Director  55 Consultant               March 1997    2004

Jean-Michel Carlo...........  Director  56 Executive Vice          October 1997   2003
                                           President, Havas
                                           Advertising; Chairman
                                           and Chief Executive
                                           Officer, Diversified
                                           Agencies Group

Leopoldo Rodes Castane......  Director  66 Vice Chairman, Banco      May 2001     2007
                                           Urquijo and Chairman,
                                           Media Planning Group

Alain Cayzac................  Director  60 Executive Vice          October 1997   2003
                                           President, Havas
                                           Advertising

Richard Colker(1)...........  Director  55 Managing Partner,        June 1995     2003
                                           Acadia Investment
                                           Corporation

Nicolas Duhamel.............  Director  47 Executive Vice           June 1994     2004
                                           President and Chief
                                           Financial Officer,
                                           Vivendi Universal
                                           Publishing

Ed Eskandarian..............  Director  64 Executive Vice         September 2000  2001
                                           President, Havas
                                           Advertising; Chairman
                                           and Chief Executive
                                           Officer, Arnold
                                           Worldwide Partners

Pierre Lescure..............  Director  55 Co-Chief Operating       June 1994     2002
                                           Officer, Vivendi
                                           Universal; Chairman
                                           of the Executive
                                           Board, Canal+ Group

Juan March..................  Director  61 Co-Chairman of            May 2001     2007
                                           Corporacion
                                           Financiera Alba;
                                           Director, Banca March

Jacques Mayoux..............  Director  76 Vice-Chairman,          August 1988    2006
                                           Goldman Sachs Europe

Thierry Meyer...............  Director  62 Advisor to Senior        June 1995     2005
                                           Management, Alcatel

Jean-Laurent Nabet..........  Director  37 Director of Mergers,    October 1998   2006
                                           Acquisitions and
                                           Financial Analysis,
                                           Vivendi Universal

Fernando Rodes Vila.........  Director  40 Executive Vice          January 2001   2002
                                           President, Havas
                                           Advertising; Chief
                                           Executive Officer,
                                           Media Planning Group

                                                                    Director     Term
Name                          Position Age  Principal Occupation      Since     Expires
----                          -------- --- ---------------------  ------------- -------
Bob Schmetterer.............  Director  57 Executive Vice           May 1998     2004
                                           President, Havas
                                           Advertising; Chairman
                                           and Chief Executive
                                           Officer, Euro RSCG
                                           Worldwide

Jacques Seguela.............  Director  67 Executive Vice           June 1992    2004
                                           President and Chief
                                           Creative Officer,
                                           Havas Advertising

Patrick Soulard.............  Director  49 Chairman of the        December 1999  2004
                                           Investment Banking
                                           Division, Societe
                                           Generale

Vivendi Universal
 Publishing, represented by   Director  62 Co-Chief Operating       May 1998     2004
 Eric Licoys................               Officer, Vivendi
                                           Universal; Chairman,
                                           Vivendi Universal
                                           Publishing

SOCIF, represented by
 Clement Vaturi(1)..........  Director 60  Chairman of the        August 1988    2004
                                           Board, Immobiliere
                                           Hoteliere S.A.

--------
(1) Member of the Audit Committee

  The following are summary biographies of each of the members of our board of directors:

  Alain de Pouzilhac. Alain de Pouzilhac is currently our Chairman and Chief Executive Officer and a member of our executive committee. Mr. de Pouzilhac also currently serves as Chairman, Chief Executive Officer and President of Snyder Communications. He began his career at Publicis Conseil, a French advertising company, in 1969 as an Assistant Account Executive. In 1970, he joined the French advertising company DDB as account executive. In 1982, he was appointed Chairman and Chief Executive Officer of Havas Conseil, one of our subsidiaries. Between 1984 and 1989, he served as Chairman of HCM, an advertising joint venture comprised of Havas Conseil and Marsteller (an agency affiliated with the U.S. advertising company Young & Rubicam), and HCM's successor, HDM, an advertising joint venture comprised of Havas Conseil, Dentsu and Marsteller. Mr. de Pouzilhac was appointed our Chairman and Chief Executive Officer in 1989. Mr. de Pouzilhac was appointed as our Chairman and Chief Executive Officer at the request of Vivendi Universal Publishing and has no formal employment agreement with us.

  Michel Boutinard Rouelle. Michel Boutinard Rouelle is one of our directors, a position he has held since March 1997. Mr. Boutinard Rouelle, a graduate of the Institut d'Etudes Politiques de Paris and the Ecole Nationale d'Administration
(ENA), began his career in government and public affairs, holding a variety of national, regional and local offices in France from 1971 to 1988, including Chief of Staff of the Mayor of Paris from 1977 to 1979 and Counsellor to the Prime Minister from 1986 to 1988. From 1989 to 1999, Mr. Boutinard Rouelle held a variety of positions with Vivendi Universal Publishing, a French media group, and its affiliates. These positions included Vice President of Vivendi Universal Publishing from 1997 to 1998 and Chairman and Chief Executive Officer of Vivendi Universal Publishing's affiliate Havas Media Communication from 1995 to 1999. Since 1999, Mr. Boutinard Rouelle has acted as a free-lance management consultant.

  Jean-Michel Carlo. Jean-Michel Carlo is currently one of our Executive Vice Presidents, the Chairman and Chief Executive Officer of our Diversified Agencies Group and a member of our executive committee. Mr. Carlo, a Ph.D. in Economics and a graduate of the Institut d'Etudes Politiques de Paris, began rhis career at Havas Conseil in 1972. In 1977, he left Havas Conseil to join FCA, a French advertising company. Mr. Carlo then went on to found our Avril advertising agency in 1978. In 1982, he was appointed Chairman and Chief Executive Officer of Young & Rubicam in France and Europe. From 1991 to 1996, he served as Chairman of BDDP France, a French advertising company. In April 1997, Mr. Carlo was appointed as Executive Vice President of Havas Advertising.

  Leopoldo Rodes Castane. Leopoldo Rodes Castane is currently Vice Chairman of Banco Urquijo, a Spanish financial institution, and Chairman of Media Planning Group. Mr. Rodes Castane founded Tiempo, an advertising agency, in 1958, and was its Chairman and Chief Executive Officer until 1984. In 1985, Mr. Rodes Castane also founded and became President of "Barcelona '92," an organization created to promote the bid of Barcelona as the host city of the 1992 Summer Olympic Games and from 1986 through 1992, he served as a member of the executive committee of Summer Olympic Games of Barcelona "COOB '92." From 1994 to 1996, he was a member of the International Advisory Board of Repsol, S.A., a Spanish oil and gas exploration and development company, Mr. Rodes Castane has been President and Chairman of the Media Planning Group since 1999. He also currently serves on the Board of Directors of Alcatel Espana, S.A., a Spanish telecommunications company, Christie's International Europe, an auction company, Hoteles Unidos, S.A. and Sogecable, S.A., a Spanish pay television company.

  Alain Cayzac. Alain Cayzac is currently one of our Executive Vice Presidents and a member of the executive committee. Mr. Cayzac, a graduate of Hautes Etudes Commerciales (HEC) and of Berlin University, began his career in advertising in 1972 as an Associate Director of RSCG. He was appointed Chairman of RSCG in 1984. In 1996, he was appointed Chairman and Chief Executive Officer of Euro RSCG Worldwide. He was appointed as one of our Executive Vice Presidents in 1997. He currently is responsible for our development of sports marketing and is also working on our human resources policies. Mr. Cayzac is also Vice Chairman of the PSG soccer team and Chairman of the AACC, the French association of advertising agencies.

  Richard Colker. Richard Colker is currently Managing Partner of Acadia Investment Corporation, a private investment company, and Colker, Gelardin & Co., a private investment banking partnership. Mr. Colker has held these positions since 1990. A graduate of Michigan State University, Mr. Colker began his career at Wells Fargo Bank N.A., a financial institution, as Manager, Corporate Finance Department. From 1976 to 1983, Mr. Colker served as Vice President of Banque de la Societe Financiere Europeenne, a French financial institution. From 1983 to 1990, Mr. Colker served as Managing Director, Investment Banking, and a Member of the London Management Committee of the investment bank Kidder, Peabody International Limited and its affiliate Kidder, Peabody & Co., and a Member of the Board of Directors of another affiliate, Kidder, Peabody Italia S.p.A. Mr. Colker has been one of our directors since June 1995.

  Nicolas Duhamel. Nicolas Duhamel is currently Executive Vice President and Chief Financial Officer of Vivendi Universal Publishing. Mr. Duhamel is a graduate of the Institut d'Etudes Politiques de Paris and the Ecole Nationale d'Administration (ENA). Mr. Duhamel was Inspecteur des Finances in the French Ministry of Economy from 1980 to 1984. From 1984 to 1988, he served as manager in charge of the budget and tax system at France Telecom. Since 1988, Mr. Duhamel has held a variety of positions with Vivendi Universal Publishing, including Director of Development from 1988 to 1992 and general manager of Vivendi Universal Publishing's yellow pages subsidiary from 1992 to 1993. He became the Chief Financial Officer of Vivendi Universal Publishing in 1993.

  Ed Eskandarian. Ed Eskandarian is currently the Chairman and Chief Executive Officer of Arnold Worldwide Partners. Mr. Eskandarian, a graduate of Villanova University and Harvard Business School, began his career as a scientist working for NASA. In 1971, Mr. Eskandarian became senior vice president of Humphrey Browning MacDougall, an advertising agency, and in 1981 he became President and Chief Executive Officer of that agency. When London-based WCRS acquired Humphrey Browning MacDougall in the mid-1980's, Mr. Eskandarian continued as Chairman and Chief Executive Officer of the newly-formed WCRS Diversified Communications. In 1990, Mr. Eskandarian purchased Arnold Advertising, and has served as its Chairman and Chief Executive Officer since that time.

  Pierre Lescure. Pierre Lescure is currently Co-Chief Operating Officer of Vivendi Universal, where he is in charge of its television and film business unit, and Chairman of the Executive Board of Canal+ Group, a French pay television company and an affiliate of Vivendi Universal. Mr. Lescure, a graduate of the Centre de Formation de Journalistes in Paris, began his career in journalism, holding a variety of positions in French radio and television from 1965 to 1984. Since 1984, he has held a variety of positions with Canal+ Group and its affiliated companies, including Chairman and Chief Executive Officer of Canal+ Group from 1994 to 2000. Mr. Lescure currently serves on the board of directors of several companies, including the Board of Directors of Vivendi Universal and its affiliated companies Cegetel and Canal+ and the Supervisory Board of Directors of Lagardere, a French media group, and the French newspaper Le Monde. Mr. Lescure is also Chairman of the PSG soccer team.

  Eric Licoys. Eric Licoys is currently Co-Chief Operating Officer of Vivendi Universal, and Chairman of Vivendi Universal Publishing. Mr. Licoys, a graduate of the Institut d'Etudies Politiques de Paris, started his career in banking. From 1982 to 1986 Mr. Licoys was Senior Vice President of Compagnie Financiere Barclays, a financial institution, and from 1986 to 1990 he served as its Chairman and Chief Executive Officer. From 1990 until 1996, Mr. Licoys served in several positions with Lazard Freres et Cie, an investment bank, including Managing Partner in 1996. Since 1997, Mr. Licoys has held several positions with Vivendi Universal and its affiliates, including Advisor to the Chairman of Vivendi Universal and Chairman and Chief Executive Officer of Vivendi Universal Publishing. In 1999, Mr. Licoys was named Chief Operating Officer of Vivendi Universal's predecessor company, and in 2000, he became Co-Chief Operating Officer of Vivendi Universal. Mr. Licoys currently serves on the board of directors of several companies, including the Board of Directors of Canal+, Grupo Anaya, an affiliate of Vivendi Universal Publishing, and Intermediate Capital Group Plc, a U.K. financial institution.

  Juan March. Juan March is currently Co-Chairman of Corporacion Financiera Alba, a Spanish financial and real estate holding company, and a director of Banca March, a Spanish financial institution. Mr. March, who received his Ph.D. from Escuela Superior de Ingenieros Industriales in Madrid, has co-managed the companies of the March Group since 1973. In addition, since 1973 he has served as Chairman of the Juan March Foundation. Mr. March is currently a member of the International Advisory Board for the Council on Foreign Relations and a member of the Board of Directors of Foundation Internationale Carrefour.

  Jacques Mayoux. Jacques Mayoux is currently Vice-Chairman of Goldman Sachs Europe. Mr. Mayoux, a graduate of Hautes Etudes Commerciales (HEC) and the Ecole Nationale d'Administration (ENA), began his career in government, holding a variety of offices within the French Ministry of Finance beginning in 1952. He served as Chief Executive Officer of Credit Agricole, a French financial institution, from 1963 to 1975, Chief Executive Officer of Sacilor, a French steel company, from 1978 to 1982, and Chief Executive Officer of Societe Generale, a French financial institution, from 1982 to 1986. Since 1986,
Mr. Mayoux has served on the board of directors of several companies, including the Board of Directors of Altra Banque and Euris.

  Thierry Meyer. Thierry Meyer is currently Advisor to Senior Management of Alcatel, a French telecommunications company, a position he has held since 1996. Mr. Meyer, a graduate of Universite Libre de Bruxelles and Harvard University, began his career at Philips Electronics N.V., a Dutch electronics company, in its marketing department in 1964. From 1969 through 1995, he served in many capacities for Philips Electronics, including Chairman and Managing Director of several of its international divisions. Currently, Mr. Meyer also serves on the board of directors of Alcatel-Bell, a manufacturer and supplier of telecommunications and office automation components, Atlinks, Intel SA and International Management Development.

  Jean-Laurent Nabet. Jean-Laurent Nabet is currently Director of Mergers, Acquisitions and Financial Analysis of Vivendi Universal, a position he has held since February 2001. Mr. Nabet, a graduate of Hautes

Etudes Commerciales (HEC), began his career as a financial analyst at Societe Generale in September 1989. In 1995, he became Vivendi Universal Publishing's Director of Investor Relations and from 1998 to January 2001, he served as its Director of Development.

  Fernando Rodes Vila. Fernando Rodes Vila is currently one of our Executive Vice Presidents and the Chief Executive Officer of Media Planning Group and a member of our executive committee. Mr. Rodes Vila, a graduate of UCB University and of Gresham College in London in Economics and Finance Management, began his career in banking. In 1985, he joined Manufacturers Hanover Trust, a financial institution, as the Director of Capital Markets. In 1989, he became Director of company banking services at Banco Espanol de Credito, a Spanish financial institution. Mr. Rodes Vila was appointed Chief Executive Officer of Media Planning, S.A. in 1994. In 1999, concurrently with the combination of our media services with those of Media Planning, S.A., Mr. Rodes Vila was appointed as the Chief Executive Officer of Media Planning Group.

  Bob Schmetterer. Bob Schmetterer is currently one of our Executive Vice Presidents and the Chairman and Chief Executive Officer of Euro RSCG Worldwide and a member of our executive committee. Mr. Schmetterer began his career in advertising at Scali McCabe Sloves in 1971. In 1987, he became one of the founding partners of the New York advertising agency Messner Vetere Berger McNamee Schmetterer Euro RSCG. In 1984 he was appointed Chief Executive Officer of HCM and later served as Chief Executive Officer of HDM. Mr. Schmetterer has served as Chairman and Chief Executive Officer of Euro RSCG Worldwide since 1997.

  Jacques Seguela. Jacques Seguela is currently one of our Executive Vice Presidents and our Chief Creative Officer and a member of our executive committee. Mr. Seguela, who has a Ph.D. in Pharmacy, began his career as a reporter for Paris-Match and then for France-Soir. In 1969, he created RSCG, which merged with Eurocom in 1991 to create Euro RSCG Worldwide. Mr. Seguela is the author of fifteen books on advertising and related matters and has been involved in numerous political campaigns in France and elsewhere.

  Patrick Soulard. Patrick Soulard is currently Chairman of the Investment Banking Division of Societe Generale, a position he has held since 1999.
Mr. Soulard, a graduate of the Institut d'Etudes Politiques de Paris and the Ecole Nationale d'Administration (ENA), began his career in government, holding a variety of offices within the French Ministry of Finance form 1977 to 1986. From 1986 to 1995, he held a variety of positions with Banque Nationale de Paris, a French financial institution, including Director of Financial Affairs and Industrial Holdings, and Manager of BNP Equities. Mr. Soulard joined Societe Generale as a Senior Banker in 1996. He is currently a director of Foncieres Financieres de Participation, an investment company.

  Clement Vaturi. Clement Vaturi has served as Chairman of the Board of Immobiliere Hoteliere, a French hotel real estate development company, since 1983. Mr. Vaturi is also Chairman and Chief Executive Officer of several of Immobiliere Hoteliere's affiliates, including Immobiliere Hoteliere Montparnasse and SOCIF. Mr. Vaturi, who received his Bachelor of Science, Civil Engineering, from the Massachusetts Institute of Technology and his Master of Science, Industrial Management, from the Sloan School of Management at the Massachusetts Institute of Technology, also serves as Chairman of Credicom NV, a Belgian financial institution. Mr. Vaturi has been one of our directors since August 1988.

Our executive committee

  The table below presents information regarding the current members of our executive committee, which is our group of executive officers:

                                                                   Executive
 Name                                Position                Age Officer Since
 ----                                --------                --- -------------
 Alain de Pouzilhac... Chairman and Chief Executive           56   April 1989
                       Officer
 Jean-Michel Carlo.... Executive Vice President (Chairman     56   April 1997
                       and Chief Executive Officer of
                       Diversified Agencies Group)
 Alain Cayzac......... Executive Vice President               60   June 1992
 Ed Eskandarian....... Executive Vice President (Chairman     64 September 2000
                       and Chief Executive Officer of
                       Arnold Worldwide Partners)
 Jacques Herail....... Executive Vice President and Chief     48   April 1992
                       Financial Officer
 Fernando Rodes Vila.. Executive Vice President (Chief        40  October 1999
                       Executive Officer of Media Planning
                       Group)
 Bob Schmetterer...... Executive Vice President (Chairman     57   June 1998
                       and Chief Executive Officer of Euro
                       RSCG Worldwide)
 Jacques Seguela...... Executive Vice President and Chief     67   June 1992
                       Creative Officer
 Simon Gillham........ Vice President of Communications       45   April 2001

  The following are summary biographies of the members of the executive committee. Summary biographies of Messrs. de Pouzilhac, Carlo, Cayzac, Eskandarian, Rodes Vila, Schmetterer and Seguela, who are also members of our board of directors, are set forth under "--Our board of directors" on page 33.

  Jacques Herail. Jacques Herail is currently our Executive Vice President and Chief Financial Officer and a member of our executive committee. He also currently serves as Senior Vice President of Snyder Communications. Mr. Herail, a graduate of Sciences Economiques at the Institut d'Etudes Politiques and the Ecole Superieure des Sciences Economiques et Commerciales (ESSEC), began his career at the accounting firm Arthur Andersen in 1976. In 1984, he was appointed Chief Financial Officer of HCM and later served as Chief Financial Officer of HDM. Between 1989 and 1996, he served as Executive Vice President and Chief Financial Officer of Euro RSCG Worldwide. Since 1996, Mr. Herail has served as our Executive Vice President and Chief Financial Officer.

  Simon Gillham. Simon Gillham is currently Vice President of Communications and a member of our executive committee. Mr. Gillham, a graduate of Sussex University and Bristol University, began his career with Thomson, a global electronics company, and in 1991 was appointed vice president of communications of Thomson Consumer Electronics, which is today known as Thomson Multimedia. In 1994, he joined the CarnaudMetalbox Group, a metal and plastics manufacturer, to help the group's international expansion. Following the creation of a sports marketing company in 1996, Mr. Gillham ran the commercial interests of a professional rugby club based in London. Early in 1999, Mr. Gillham was appointed vice president of communications for the Valeo Group, an international automotive components and systems supplier. In April 2001, Mr. Gillham was appointed our Vice President of Communications.

Our audit committee

  Our board of directors has a standing audit committee. The purpose of the audit committee is to:

  . make recommendations concerning the engagement of independent public accountants;

  . review with our management and independent public accountants the plans for, and scope of, the audit procedures to be utilized and results of audits;

  . approve the professional services provided by the independent public accountants; and

  . review the adequacy and effectiveness of our internal accounting controls.

The current members of our audit committee are Messrs. Boutinard Rouelle, Colker and Vaturi.

Compensation of our directors and officers

  The aggregate amount of compensation which we paid to our principal executive officers and directors as a group (23 persons in all in 2000) for services in all capacities in 2000 was approximately (Euro)10.0 million. The aggregate amount which we set aside or accrued to provide pension, retirement or similar benefits for the same executive officers and directors as a group for the 2000 fiscal year was approximately (Euro)218,400.

Ownership of Havas Advertising Shares by our directors and officers

  As of April 30, 2001, none of our directors or executive officers owned more than 1% of our outstanding shares, with the exception of Vivendi Universal Publishing, which held 29,939,200 registered shares, constituting 11.2% of our issued shares.

  As of April 30, 2001, Vivendi Universal Publishing owned 29,939,200 shares and on June 6, 2001, based on publicly available reports, Vivendi Universal Publishing sold all of its then remaining shares in an open market transaction.

Options to purchase securities from Havas Advertising

  As of May 31, 2001, our shareholders had authorized the board of directors to grant options for an aggregate of up to 44,231,370 Havas Advertising shares during various periods ending on or before May 21, 2006. As of May 31, 2001, our board of directors had granted options for an aggregate of 36,841,862 Havas Advertising shares under these authorizations, of which options to purchase an aggregate of 24,579,537 Havas Advertising shares were outstanding with exercise prices ranging from 3.34 to 27.65 and expiring at various times from 2002 to 2008. As of May 31, 2001, there were outstanding options to purchase an aggregate of 8,473,660 Havas Advertising shares granted to our directors and executive officers under these authorizations. All of the options we granted are subject to adjustment on the occurrence of dilutive events.

  Our board of directors will fix the number of Havas Advertising shares and the exercise price under the authorized option plans in accordance with the laws in effect at the time the board of directors decides to grant the options. At that time, we also will establish the conditions for exercising the options and the periods during which the options may be exercised.

  Our option plans typically permit our board of directors to grant options to purchase up to an aggregate percentage of our issued shares from time to time. Each authorization of option plans by our shareholders is effective for five years from the date of authorization or until all of the options under the plan have been granted. On May 22, 2001, our shareholders approved a new option plan allowing the board of directors to grant options to purchase up to an aggregate of 2.5% of the then issued Havas Advertising shares, including treasury shares, from time to time, provided that the aggregate number of shares purchasable under options outstanding from time to time may not exceed 12% of the then issued Havas Advertising shares, including treasury shares. As of May 31, 2001, we had issued 302,017,871 Havas Advertising shares and had outstanding options to purchase or subscribe to an aggregate of 24,579,537 Havas Advertising shares. Therefore, our board of directors were authorized to grant options to purchase up to an aggregate of 7,389,508 Havas Advertising shares under the May 2001 plan as of that date. As of May 31, 2001, the only new options that may be granted by the board are options to purchase shares under the May 2001 plan.

  Upon the completion of the acquisition of Snyder Communications in September 2001, all outstanding options to purchase shares of SNC common stock of Snyder Communications were converted into options to purchase an aggregate of 9,494,597 Havas Advertising ADSs, of which options to purchase an aggregate of 7,244,047 Havas Advertising ADSs were outstanding as of May 31, 2001 at exercise prices ranging from $0.96 to $18.55. These options are not considered to be part of any of our option plans and do not affect the calculation of the limits on option grants described above.

  The table below shows information relating to our various option plans and the converted SNC options, as of May 31, 2001:

                         June      June
                       1991 Plan 1994 Plan   June 1996 Plan                        June 1997 Plan
                       --------- --------- ------------------ ----------------------------------------------------------
                         March     Dec.      Dec.     March     June      March     Feb.     June      Sep.       Dec.
                         1995      1995      1996      1997     1997      1998      1999     1999      1999       1999
                         Grant     Grant     Grant    Grant     Grant     Grant    Grant    Grant      Grant     Grant
                       --------- --------- --------- -------- --------- --------- -------- --------  ---------  --------
Date of shareholders'
meeting............... 06/18/91   06/30/94  06/27/96 06/27/96  06/19/97  06/19/97 06/19/97 06/19/97   06/19/97  06/19/97
Date of board of
directors' meeting.... 03/23/95   12/07/95  12/05/96 03/06/97  06/19/97  03/05/98 02/25/99 06/17/99   09/30/99  12/02/99
Options issuable......      --         --        --       --        --        --       --       --         --        --
Options issued........  685,260  3,837,280 2,541,280   80,000 6,000,000 1,590,000  710,220  300,000    200,000   865,000
Options exercised.....  677,140  2,908,060 1,189,940   80,000       --    386,645      --    20,000        --     24,000
Of which: options
issued to members of
the executive
committee.............  229,800    903,400 1,001,320      --  3,070,000   410,000  324,220      --         --    500,000
Number of executive
officers concerned....        2          5         3      --          5         3        2      --         --          2
Exercisable from...... 03/23/95   12/07/95  12/05/96 01/01/98  06/19/02  03/05/98 02/25/99 01/01/00  01/ 01/00  01/01/00
Expiration date....... 03/22/02   12/31/02  12/31/03 12/31/03  06/19/04  12/31/04 02/24/06 06/16/06  09/ 29/06  12/01/06
Option exercise price
per share(FF).........       22       21.9     27.75    31.60     30.25     41.65  50.0165   59.692    71.1715   102.985
(Euro)................    3.354     3.3385    4.2305   4.8175    4.6115    6.3495    7.625    9.100      10.85      15.7
Conditions
applicable............      --         --        --       --        --        --       --        (1)        (2)       (3)

                                                                                          Former SNC
                                June 1999 Plan             May 2000 Plan                    Option
                          ----------------------------  --------------------             Converted in
                           March      May     October     March       May        May        Snyder
                            2000      2000     2000       2001       2001       2001    Communications
                           Grant     Grant     Grant      Grant      Grant      Plan     Acquisition
                          --------  -------- ---------  ---------  ---------  --------- --------------
Date of shareholders'
meeting.................  06/17/99  06/17/99  06/17/99   05/23/00   05/23/00   05/22/01    08/25/00
Date of board of
directors' meeting......  03/02/00  05/23/00  10/23/00   03/01/01   05/22/01        --     08/25/00
Options issuable........       --        --        --         --         --   7,389,508         --
Options issued..........   888,120   400,000 3,953,500  4,448,000  3,366,662        --    9,494,597
Options exercised.......       --        --        --         --         --         --    1,464,778
Of which: options issued
to members of the
executive committee.....   288,120   400,000       --   1,500,000  1,500,000        --          --
Number of executive
officers concerned......         2         1       --           7          7        --          --
Exercisable from........  01/01/01  05/23/00  10/23/00   03/01/01   01/01/02        --     08/26/00
Expiration date.........  03/01/07  05/22/07  10/22/07   02/29/08   05/21/08        --     09/13/10
Option exercise price
per share(FF)...........   181.372    163.99    116.50     101.67      97.41        --          N/A
(Euro)..................     27.65     25.00     17.76      15.50      14.85        --        12.37(8)
Conditions applicable...        (4)      --         (5)        (6)        (7)       --

-----
(1) 100,000 of these options are exercisable in 2000, 100,000 in 2001 and the remainder in 2002.
(2) 66,660 of these options are exercisable in 2000, 66,680 in 2001 and the remainder in 2002.
(3) 173,000 of these options are exercisable in 2000, 346,000 in 2001 and the remainder in 2002.
(4) 296,040 of these options are exercisable in 2001, 296,040 in 2002 and the remainder in 2003.
(5) 756,164 of these options are exercisable from October 23, 2000, 1,065,779 in 2001, 1,065,778 in 2002 and the remainder in 2003.
(6) 194,835 of these options are exercisable from March 1, 2001, 1,417,722 in 2002, 1,417,721 in 2003 and the remainder in 2004.
(7) 1,122,221 of these options are exercisable in 2002, 1,122,220 in 2003 and the remainder in 2004.
(8) Represents the weighted average exercise price of $11.61 converted into euro at the noon buying rate of 1.00 = $0.9388 on December 29, 2000.

Transactions involving directors, officers and shareholders of Havas
Advertising

  Trademark License Agreement with Vivendi Universal Publishing. We entered into a trademark license arrangement with Vivendi Universal Publishing pursuant to which we paid a license fee to Vivendi Universal Publishing in the amount of
(Euro)305,000 for the exclusive license to use the "Havas Advertising" trademark and a non-exclusive license to use the Vivendi Universal Publishing logo. Vivendi Universal Publishing reserved the right to use or have a third party use the name "Havas," either alone or in combination with any other terms other than the combination of "Havas Advertising."

  We were permitted to use the "Havas Advertising" trademark or logo only to the extent that, and so long as, Vivendi Universal Publishing remained our largest shareholder. The trademark license agreement also provided that the trademark could be used by us in all countries in which Vivendi Universal Publishing applied for and obtained trademark protection. Either we or Vivendi Universal Publishing were permitted to terminate the trademark license agreement:

  . in the event Vivendi Universal Publishing lost its statuts as our largest shareholder, subject to a six month notice period; or

  . after a breach of the other party's obligations under the trademark license agreement and the failure to cure the breach for six months.

  This agreement was entered into on October 2000, effective retroactively as of January 1, 2000, and expired on December 31, 2000. Although we are currently in the process of negotiating with Vivendi Universal Publishing for the right to continue to use the name "Havas Advertising," we cannot assure you that we will obtain such right on favorable terms or at all.

  Transactions with Vivendi Universal. We rendered advertising services to Vivendi Universal, the parent company of Vivendi Universal Publishing, and its affiliates in the amount of (Euro)20.2 million, (Euro)18.6 million and
(Euro)17.1 million for the years ended December 31, 2000, 1999 and 1998, respectively. We also purchased media space from affiliates of Vivendi Universal on behalf of its clients. The accounts receivable and payable (including payable to media companies affiliated with Vivendi Universal) from these services amounted to (Euro)9.6 million and (Euro)3.0 million as of December 31, 2000, (Euro)8.2 million and (Euro)3.1 million as of December 31, 1999, and (Euro)14.1 million and (Euro)18.4 million as of December 31, 1998.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  The following table shows, to our knowledge, as of April 30, 2001, except as otherwise indicated below, the number of Havas Advertising shares and the percentage of outstanding Havas Advertising shares owned by

  . each person known to us to be the owner of more than 5% of outstanding
    Havas Advertising shares; and

  . our directors and executive officers as a group.

  We hold 7,151,350 shares as treasury stock. These Havas Advertising shares do not have voting rights. As a result, the percentage of the issued Havas Advertising shares owned by each of our shareholders translates into a slightly greater percentage of total voting rights.

                                                          Percentage Percentage
                                               Number of  of Issued  of Voting
           Identity of Person or Group           Shares     Shares     Rights
           ---------------------------         ---------- ---------- ----------
   Putnam Investment Management, LLC and The
    Putnam Advisory Company, LLC(1)........... 36,029,500    13.4%      13.8%
   Vivendi Universal Publishing(2)............ 29,939,200    11.2%      11.5%
   All directors and executive officers of
    Havas Advertising as a group (19 persons,
    including Vivendi Universal
    Publishing)(3)............................ 31,235,120    11.7%      12.0%

--------
(1) Based on information provided to us by Putnam Investment Management, LLC and The Putnam Advisory Company, LLC in its Notification of Holdings under the EC Directive 88/627 on the Disclosure of Interest of Shares, dated March 28, 2001.
(2) Vivendi Universal Publishing is a wholly owned subsidiary of Vivendi Universal, a media, communications and environmental services company. Eric Licoys, as Chairman and Chief Executive Officer of Vivendi Universal Publishing, may be deemed to share voting power with respect to the Havas Advertising shares owned by Vivendi Universal Publishing and, consequently, be a beneficial owner of those Havas Advertising shares. Mr. Licoys disclaims any beneficial ownership of Havas Advertising shares owned by Vivendi Universal Publishing. On June 6, 2001, based on publicly available reports, Vivendi Universal Publishing sold all outstanding Havas Advertising shares it owned.
(3) Does not include two of our directors who were appointed in May 2001.

  As of May 31, 2001, Vivendi Universal Publishing owned in registered form approximately 7.0% of outstanding Havas Advertising shares. In addition, Vivendi Universal Publishing, represented by Eric Licoys, serves on our board of directors and two executive officers of Vivendi Universal Publishing, Nicholas Duhamel and Jean-Laurent Nabet, also are members of our board of directors. In addition, Alain de Pouzilhac, our Chairman and Chief Executive Officer since 1989, is also an officer of Vivendi Universal Publishing.
Mr. de Pouzilhac was appointed as our Chairman and Chief Executive Officer at the request of Vivendi Universal Publishing and has no formal employment agreement with us. As a result, Mr. de Pouzilhac may terminate his position as our Chairman and Chief Executive Officer at any time, whether at the request of Vivendi Universal Publishing or otherwise. On June 6, 2001, Vivendi Universal Publishing sold all outstanding Havas Advertising shares it owned in an open market transaction.

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

8.A.1 See Item 18 "Financial Statements".

8.A.2 See Item 18 "Financial Statements".

8.A.3 See Report of Independent Accountants, page F-1.

8.A.4 We have complied with this requirement.

8.A.5 Not applicable.

8.A.6 Not applicable.

8.A.7 Legal proceedings

 Circle.com litigation

  On June 4, 2001, two holders of Circle.com common stock filed a purported class action lawsuit in Delaware Chancery Court against Snyder Communications, Havas Advertising and each director of Havas Advertising. The lawsuit sought a preliminary and permanent injunction, or, alternatively, monetary damages.

The lawsuit alleges that Havas Advertising and the board of directors of Snyder Communications breached their fiduciary duties owed to the Circle.com stockholders when considering and negotiating the proposed merger of Snyder Communications with a subsidiary of Havas Advertising by failing to create an independent negotiating structure, failing to seek truly independent advice, concealing material information from the Circle.com stockholders, and unfairly timing the proposed merger to the disadvantage of the Circle.com stockholders. Subsequent to the filing of the lawsuit, the purported representatives of the purported Circle.com stockholder class withdrew their application for a preliminary injunction and expedited discovery and Havas Advertising agreed to waive any objection to jurisdiction it may otherwise assert under French law, and, in the event the court enters a judgment for money damages in favor of Circle.com stockholders, to waive any right Havas Advertising may have under French law to assert that such judgment is not enforceable against it and any defendant indemnified by Havas Advertising.

  Snyder Communications, Havas Advertising and the directors of Snyder Communications and Havas Advertising deny all liability with respect to the claims alleged in the complaint and believe those claims to be without merit. Snyder Communications and the other defendants to the lawsuit intend to defend themselves vigorously in such action.


 French tax authorities

  The French tax authorities have alleged that we acquired investments from employees at overstated prices. We and our tax counsel believe that the position of the tax authorities is unfounded and are defending our position vigorously. We brought the matter before the Paris Tribunal Administratif, or tax court, and the proceedings are pending. Based upon the current assessment established by the tax authorities, the maximum possible liability is approximately (Euro)5 million. Based upon presently available information, we are not in a position to give an estimate of a range of possible loss.

  We are also from time to time involved in legal actions in the ordinary course of our business. We are not aware of any pending or threatened litigation, arbitration or administrative proceedings relating to claims or amounts which (individually or in the aggregate) we believe are likely to have a material adverse effect on our business, financial condition or future results of operations. Any litigation, however, involves risk and potentially significant litigation costs, and therefore we cannot give any assurance that any litigation which may arise in the future will not have a material adverse effect on our business, financial condition or future results of operations.

8.A.8 Dividend policy

  We may declare dividends upon the recommendation of our board of directors and the approval of our shareholders at their annual general meeting. Under the French Commercial Code, a company's right to pay dividends is limited in some circumstances.

8.B Significant changes

 Acquisition of remaining shares of Media Planning Group

  On May 22, 2001, we increased our ownership of Media Planning Group to 100% by acquiring the remaining 55% equity interest from the other shareholders of Media Planning Group in exchange for 28.8 million Havas Advertising shares and a cash payment of (Euro)51.1 million. In addition, we appointed two officers of Media Planning Group to our board of directors. For more information regarding the creation of the Media Planning Group, please see page 23.

 Sale by Vivendi of Havas Advertising shares

  Based on publicly available reports, on June 6, 2001, Vivendi Universal Publishing sold all of Havas Advertising shares it held in an open market transaction.

 Acquisition of the Circle.com common stock

  On May 22, 2001, our registration statement on Form F-4 in connection with our proposed acquisition of Snyder Communications Circle.com common stock by merger was declared effective by the Securities and Exchange Commission. The special stockholders meeting of Snyder Communications, at which the stockholders of Snyder Communications will be asked to vote for or against the merger, is expected to be held on June 26, 2001. We anticipate that we will complete the merger on or about June 27, 2001, at which time all outstanding shares of Circle.com common stock will be exchanged for Havas Advertising ADSs or, in case of fractional shares, cash.

 Revenue and billings during first quarter of 2001

  On May 9, 2001, we reported information regarding our revenue and billings during the three months ended March 31, 2001.

  The following information is based on our unaudited French GAAP accounts or management accounts and therefore is not comparable to our U.S. GAAP financial information presented elsewhere throughout this annual report. Our management accounts are internal accounts prepared by each of our agencies to track our financial performance. These internal management accounts are not necessarily maintained in accordance with French GAAP and are unaudited.

  We reported total revenue under French GAAP (including 100% of the revenues from Media Planning Group) of (Euro)545.2 million for the three months ended March 31, 2001, an increase of 63.8% compared with (Euro)332.9 for the three months ended March 31, 2000. The allocations of revenue by region set forth in the tables below are based on management accounts and depict by geographic region and by major discipline (1) revenue for the three months ended March 31, 2001, (2) revenue growth for the three months ended March 31, 2001 compared with the three months ended March 31, 2000, as adjusted to exclude the effects of currency fluctuations and (3) pro forma revenue growth for the three months ended March 31, 2001 compared with the three months ended March 31, 2000, as adjusted to exclude the effects of currency fluctuations and acquisitions other than Snyder Communications:

                          Revenue By Geographic Region

                              Three Months
                                  Ended                Three Months Ended March 31, 2001
                             March 31, 2001        Versus Three Months Ended March 31, 2000
                            ----------------- ---------------------------------------------------
                                                                       Pro Forma Revenue Growth,
                                                                        Excluding the Effects of
                                                  Revenue Growth,        Currency Fluctuations
                                 Revenue      Excluding the Effects of   and Acquisitions Other
                            ((Euro) millions)  Currency Fluctuations   than Snyder Communications
                            ----------------- ------------------------ --------------------------
   Europe..................       264.2                 +36.0%                   +10.0%
   North America...........       244.2                +115.2%                    +5.0%
   Asia Pacific............        15.1                 +11.1%                    +5.1%
   Latin America...........        21.7                 +14.7%                   +16.4%
                                  -----                ------                    -----
     Total.................       545.2                 +60.2%                    +7.9%

                          Revenue by Major Discipline

                              Three Months
                                  Ended                Three Months Ended March 31, 2001
                             March 31, 2001        Versus Three Months Ended March 31, 2000
                            ----------------- ---------------------------------------------------
                                                                       Pro Forma Revenue Growth,
                                                                        Excluding the Effects of
                                                  Revenue Growth,        Currency Fluctuations
                                 Revenue      Excluding the Effects of   and Acquisitions Other
          Pro Forma         ((Euro) millions)  Currency Fluctuations   than Snyder Communications
          ---------         ----------------- ------------------------ --------------------------
   Traditional
    Advertising............       213.7                +32.8%                     +5.0%
   Media & Marketing.......       331.5                +84.9%                    +10.0%
                                  -----                -----                     -----
     Total.................       545.2                +60.2%                     +7.9%

  We reported net new billings (including 100% of Media Planning Group's net new billings) on an annualized basis of (Euro)883 million for the three months ended March 31, 2001.

ITEM 9. THE OFFER AND LISTING

9.A Listing details

  The principal trading market for Havas Advertising shares is the Premier Marche of Euronext Paris S.A. (which resulted from the merger of the Paris, Brussels and Amsterdam stock exchanges on October 27, 2000), a self regulatory organization responsible for supervision of trading in listed securities in France. Havas Advertising shares have been traded on the Premier Marche since October 23, 1982. Prior to this date, Havas Advertising shares were not publicly traded. Havas Advertising shares are currently included in the "SBF 80," "SBF 120," and "SBF 250" indices.

  Havas Advertising shares are also quoted on the Nasdaq National Market System under the symbol "HADV". In addition, we sponsor ADSs in the United States with Morgan Guaranty Trust Company of New York as depositary. Each Havas Advertising ADS represents one Havas Advertising share.

  The table below indicates the range of the high and low prices in U.S. dollars for the ADSs on Nasdaq beginning on September 27, 2000, the date Havas Advertising ADSs began trading on Nasdaq. The table below also provides the high and low prices in euro for the Havas Advertising shares on Euronext Paris from 1996 to May 31, 2001. The high and low closing prices have been adjusted to reflect our 20 for 1 stock split on May 26, 2000.

                                             Nasdaq         Euronext Paris
                                          price per ADS     price per Share
                                          ------------- -----------------------
Calendar Period                            High   Low      High         Low
---------------                           ------ ------ ----------- -----------
Annual information for the past five years:

1996.....................................    --     --  (Euro) 4.76 (Euro) 3.00
1997.....................................    --     --  (Euro) 6.04 (Euro) 4.14
1998.....................................    --     --  (Euro)10.12 (Euro) 5.94
1999.....................................    --     --  (Euro)22.20 (Euro) 6.95
2000..................................... $16.50 $13.00 (Euro)36.50 (Euro)14.70

Quarterly information for the past two years:

1999
First quarter............................    --     --  (Euro) 9.50 (Euro) 6.95
Second quarter...........................    --     --  (Euro)10.69 (Euro) 8.65
Third quarter............................    --     --  (Euro)11.94 (Euro) 9.98
Fourth quarter...........................    --     --  (Euro)22.20 (Euro)11.38

2000
First quarter............................    --     --  (Euro)36.50 (Euro)18.11
Second quarter...........................    --     --  (Euro)29.25 (Euro)18.45
Third quarter............................    --     --  (Euro)28.45 (Euro)17.80
Fourth quarter........................... $16.50 $13.00 (Euro)19.82 (Euro)14.70

2001
First quarter............................ $16.75 $11.64 (Euro)18.50 (Euro)13.25
Second quarter (through May 31, 2001).... $13.96 $11.19 (Euro)18.60 (Euro)12.05

Monthly information for most recent six months:

December 2000............................ $15.38 $13.38 (Euro)17.90 (Euro)14.70
January 2001............................. $16.75 $13.75 (Euro)18.50 (Euro)14.05
February 2001............................ $15.13 $13.52 (Euro)16.45 (Euro)14.85
March 2001............................... $14.94 $11.64 (Euro)16.59 (Euro)13.25
April 2001............................... $13.18 $11.19 (Euro)15.20 (Euro)12.05
May 2001................................. $13.96 $12.76 (Euro)16.60 (Euro)14.30

9.B Plan of distribution

  Not applicable.

9.C Markets

  See Item 9.A "Listing details."

9.D Selling shareholders

  Not applicable.

9.E Dilution

  Not applicable.

9.F Expenses of the issue

  Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A Share capital

  Not applicable

10.B Memorandum and Articles of Association

  For a general description of our Articles of Association, or statuts, see pages 116-126 of our registration statement on Form F-4, as filed with the SEC on May 18, 2001, registration number 333-59880, which is incorporated by reference herein.

10.C Material contracts

  The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of filing of this annual report. Since the following is only a summary, you should carefully read each of the material contracts, which are filed as exhibits to this annual report, that are discussed below.

  . On October 5, 1999, in connection with our initial acquisition of a 45% equity interest in Media Planning Group, we entered into a Second Supplemental and Amendment Agreement to the Merger Agreement with Advertising Antwerpen B.V., Cantabro Catalana de Inversiones, S.A., Compania de Catera e Inversiones, S.A., Deya , S.A., Invermaro, SL, Inversiones y Servicios Publicitarios, S.A. and Calle Arcos, S.L., which amends the original merger agreement, dated November 29, 1998. For more information on the Media Planning Group transaction, please see page 24.

  . We entered into a trademark license agreement with Vivendi Universal
    Publishing, formerly known as Havas, S.A., dated December 7, 1999, whereby we were granted the right to use the name "Havas Advertising" in all countries so long as Vivendi remained our largest shareholder and Vivendi applied for and obtained trademark protection. In return for this right during 1999, we paid Vivendi (Euro)610,000. This agreement expired on December 31, 1999 and we subsequently entered into a new trademark license agreement with Vivendi on October 2, 2000, which was retroactively made effective as of January 1, 2000. We paid Vivendi
    (Euro)305,000 for the worldwide right to use the name "Havas Advertising" in 2000. This agreement expired on December 31, 2000.

  . In connection with our merger of Snyder Communications, on February 20, 2000, EWDB North America, Inc., one of our wholly-owned subsidiaries, executed and delivered a guaranty in favor of Snyder Communications pursuant to which EWDB guaranteed some of our performance obligations under the merger agreement. The guaranty automatically terminated upon full performance by all parties of their respective obligations under the merger agreement.

  . On May 18, 2000, we entered into a $400,000,000 multicurrency 364 day term loan facility on May 18, 2000, which was amended on June 15, 2000, with Morgan Guaranty Trust Company of New York and Societe Generale, as lenders, and certain of our subsidiaries. The facility was obtained primarily to refinance Snyder Communication's borrowings outstanding at the time of its acquisition by us, to finance future mergers and acquisitions, and for general corporate purposes. In addition, we and several of our subsidiaries executed and delivered a Guarantee and Indemnity for the benefit of the lenders pursuant to which we and our guarantying subsidiaries guaranteed the prompt payment of principal and interest and the performance of all obligations under the term loan facility. For more information relating to this credit facility, please see the discussion on pages 95-97 in "Operating and Financial Review and Prospects--Liquidity and Capital Resources."

  . On August 3, 2000, we entered into an Amended and Restated Agreement and
    Plan of Merger with HAS Acquisition Corporation, one of our subsidiaries, and Snyder Communications, pursuant to which HAS Acquisition merged with and into Snyder Communications.

  . On August 18, 2000, we entered into an Amended and Restated Company
    Stockholder Voting Agreement with certain stockholders of Snyder Communications, Inc. in connection with the merger with Snyder Communications. Under this agreement, some of the stockholders of Snyder Communications agreed to vote in favor of the merger.

  . On January 1, 2001, EWDB North America Inc., one of our U.S.
    subsidiaries, entered into Fourth Amendment of Lease with The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York. Pursuant to this lease, EWDB North America occupies approximately 158,000 square feet for its headquarters for a fixed annual rent of approximately $3,732,191, which escalates to $4,127,443 starting on January 1, 2003. The amended lease terminates on December 31, 2007.

  . On January 20, 2001, we entered into Agreement to Contribute with
    Advertising Antwerpen B.V., Banco Santander Central Hispano, S.A., Compania de Cartera e Inversiones S.A., Deya S.A., Mr. Jose Martinez-Rovira Vidal, Mrs. Maris Luisa Munoz Alvarez, Mrs. Cristina Martinez-Rovira Munoz, and Mrs. Sandra Martinez-Rovira Munoz, who are former shareholders of Media Planning Group, and Havas Advertising, S.A., pursuant to which the former shareholders of Media Planning Group agreed to sell the shares they held in Media Planning Group to us for 28.8 million of Havas Advertising shares and a cash payment of (Euro)51.2 million.

  . On February 5, 2001, we entered into an Agreement and Plan of Merger, which was subsequently amended on May 14, 2001, with HAS Acquisition II Corporation, one of our subsidiaries, and Snyder Communications, pursuant to which HAS Acquisition II will merge with and into Snyder Communication. After the merger, Snyder Communications will be our wholly-owned subsidiary. We expect this merger to be completed on or about June 26, 2001.

  . On April 2, 2001, we entered into Protocol Agreement and Commercial Lease with Suresnes Immobilier pursuant to which we agreed to lease an office building, which contains approximately 21,340 square meters of leasable area, for a period of nine years, commencing on the date we take possession of the leased building. The building is currently under construction and we anticipate that we will take possession of the leased building on February 9, 2003. The minimum net annual rent is approximately (Euro)7.6 million, which may be adjusted annually based on the national construction cost index.

  . On May 14, 2001, in connection with our acquisition of the remaining 55% interest in Media Planning Group, we entered into a registration rights agreement with Acacia ISP, S.L., Banco Santander Central Hispano, S.A., Compania de Cartera e Inversiones S.A., Deya S.A., Jose Martinez-Rovira Vidal, Maria Luisa Munoz Alvarez, Cristina Martinez-Rovira Munoz and Sandra Martinez-Rovira Munoz, pursuant to which we granted to the sellers certain registration rights with respect to Havas Advertising shares they received as consideration for the acquisition.

10.D Exchange controls

  French exchange control regulations currently do not limit the amount of payments that we may remit to non-residents of France. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. In France, all registered banks and most credit establishments are accredited intermediaries.

10.E Taxation

French taxation

  The following is a description of the French tax consequences of owning and disposing of Havas Advertising shares. This description may only be relevant to holders of Havas Advertising shares who are not residents of France and do not hold their shares in connection with a permanent establishment or a fixed base in France through which the holders carry on a business or perform personal services.

  This description may not address all aspects of French tax laws that may be relevant in light of the particular circumstances of individual holders of Havas Advertising shares. It is based on the laws, conventions and treaties in force as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect, or different interpretations.

  Holders of Havas Advertising shares should consult their own tax advisors about the potential tax effects of owning or disposing of shares in any particular situation.

 Taxation on sale or disposal of Havas Advertising shares

  Generally, a holder of Havas Advertising shares will not be subject to any French income tax or capital gains tax when the holder sells or disposes of Havas Advertising shares if both of the following apply:

  . the holder is not a French resident for French tax purposes; and

  . the holder has held not more than 25% of Havas Advertising's dividend rights, known as droits aux benefices sociaux, at any time during the preceding five years, either directly or indirectly.

  If a double tax treaty between France and the country of residence of a holder of Havas Advertising shares contains more favorable provisions, a holder may not be subject to any French income tax or capital gains tax when the holder sells or disposes of any Havas Advertising shares, even if one or both of the above statements does not apply to the holder.

  Subject to various conditions, foreign states, international organizations and a number of foreign public bodies are not considered French residents for these purposes.

  If a holder of Havas Advertising shares transfers shares using a written agreement, that agreement must generally be registered. The holder will be required to pay a registration duty of 1% of either the purchase price or the market value of the shares transferred, whichever is higher. The maximum duty is FF 20,000 per transfer. However, if the agreement is executed outside France, the holder of Havas Advertising shares will not be required to pay this duty.

 Taxation of dividends

  Withholding tax and avoir fiscal. In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they are entitled to a tax credit, known as the avoir fiscal. The amount of the avoir fiscal is generally equal to:

  . 50% of the dividend paid for shareholders who are individuals or corporate shareholders that benefit from the participation exemption regime defined in Articles 145 and 216 of the French Tax Code; or

  . 25% of the dividend paid for shareholders who are not individuals and who do not benefit from the participation exemption regime if the avoir fiscal is used in year 2001 (the amount will be reduced to 15% for avoir fiscal used as from January 1, 2002).

  Shareholders resident in France and entitled to the avoir fiscal at the rate of 25% (15% as from January 1, 2002) may generally be entitled to an additional tax credit equal to 50% (70% as from January 1, 2002) of any precompte actually paid in cash by a company upon distribution of dividends paid out of specified profits. See "--The Precompte."

  Under French domestic law, shareholders who are not residents of France are not eligible for the avoir fiscal unless the double tax treaty between France and the country of residence of the shareholder provides for a transfer of the avoir fiscal.

  French companies must generally deduct a 25% French withholding tax from dividends paid to non-residents. Under most tax treaties between France and other countries, the rate of this withholding tax may be reduced or eliminated in some circumstances. Generally, if dividends are subject to a French withholding tax, a holder who is a non-French resident is subsequently entitled to a tax credit in that holder's country of residence for the amount of tax actually withheld.

  The following countries, French overseas territories, known as Territoires d'Outre-Mer, and other territories have entered into income tax treaties with France that provide for the arrangements summarized below:

Australia     Gabon       Malaysia    Pakistan       United States
Austria       Germany     Mali        Senegal        Ukraine
Belgium       Ghana       Malta       Singapore      Venezuela
Bolivia       Iceland     Mauritius   South Korea    French Territoires
Brazil        India       Mexico      Spain          d'Outre-Mer and Other
Burkina Faso  Israel      Namibia     Sweden         Mayotte
Cameroon      Italy       Netherlands Switzerland    New Caledonia
Canada        Ivory Coast New Zealand Togo           Saint-Pierre et Miquelon
Estonia       Japan       Niger       Turkey
Finland       Luxembourg  Norway      United Kingdom

  Under these treaties, a shareholder who fulfills specified conditions may generally apply to the French tax authorities for the following:

  . lower rate of withholding tax, generally 15%; and

  . refund of the avoir fiscal, after deduction of withholding tax payable on the avoir fiscal.

  Except for the United States, none of the countries or territories listed above has a treaty granting benefits to holders of Havas Advertising ADSs, as opposed to shares. Accordingly, this discussion of treaty benefits does not apply to Havas Advertising ADS holders. If these arrangements apply to a shareholder, Havas Advertising will withhold tax from the dividend at the lower rate, provided that the shareholder has established, before the date of payment of the dividend, that the shareholder is entitled to the lower rate and has complied with the filing formalities. Otherwise, Havas Advertising must withhold tax at the full rate of 25%, and the shareholder may subsequently claim the excess tax paid.

  Dividends distributed to German tax residents which give rise to the avoir fiscal are exempt from withholding tax provided that the beneficiary has complied with the filing formalities. Such dividends give rise to an avoir fiscal granted by the German Treasury.

  Some of the countries and territories listed above impose additional conditions for corporate entities wishing to receive the avoir fiscal. In other countries and territories, individual residents may receive the avoir fiscal but corporate entities may not.

  The Precompte. A French company must pay an equalization tax known as the precompte to the French tax authorities if it distributes dividends which give rise to avoir fiscal and whenever dividends are distributed out of

  . profits which have not been taxed at the ordinary corporate income tax rate; or

  . profits which have been earned during a tax year closed more than five years before the distribution.

  The amount of the precompte is 50% of the net dividends.

  A shareholder that is not a French resident for French tax purposes may generally obtain a refund of the amount of any precompte Havas Advertising actually pays in cash, net of applicable withholding tax, if the shareholder is entitled to the benefits of a tax treaty and the treaty does not provide for the transfer of the avoir fiscal.

 Estate and gift tax

  France imposes estate and gift tax where an individual or entity acquires real and personal property from a non-resident of France by way of inheritance or gift. France has entered into estate and gift tax treaties with a number of countries. Under these treaties, residents of those countries may be exempted from this tax or obtain a tax credit, assuming specified conditions are met. Holders of Havas Advertising shares should consult their own tax advisors about whether French estate and gift tax will apply and whether they may claim an exemption or tax credit.

 Wealth tax

  French individual residents are taxable on their worldwide assets. Non-resident individuals are taxable only on their assets which are located in France. However, financial investments made by non-resident individuals, other than in real property companies, are exempt from wealth tax under certain conditions.

  If a double tax treaty between France and a holder's country of residence contains more favorable provisions, the holder may not be subject to French wealth tax.

Taxation of U.S. investors

  On August 31, 1994, the United States and France signed a tax treaty, which generally became effective on December 30, 1995. The following is a general summary of the principal tax effects on holders of Havas Advertising shares or Havas Advertising ADSs for purposes of U.S. federal income tax and French tax, if all of the following five points apply:

  . the holder owns, directly or indirectly, less than 10% of Havas
    Advertising's share capital;

  . the holder is any one of (a), (b) or (c) below:

    (a) a citizen or resident of the United States for U.S. federal income tax purposes, or

    (b) a U.S. domestic corporation, or

    (c) otherwise subject to U.S. federal income taxation on a net income basis in respect of its Havas Advertising shares or Havas Advertising ADSs;

  . the holder is entitled to the benefits of the U.S.-France tax treaty under the "limitations on benefits" article of that treaty;

  . the holder holds Havas Advertising shares or Havas Advertising ADSs as capital assets; and

  . the holder's functional currency is the U.S. dollar.

  For purposes of the U.S.-France tax treaty and U.S. federal income tax, holders of Havas Advertising ADSs will be treated as holders of the shares which their Havas Advertising ADSs represent.

  Special rules may apply to United States expatriates, insurance companies, pass-through entities and investors in such entities, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers and persons holding their Havas Advertising shares or Havas Advertising ADSs as part of a conversion transaction, among others. Those special rules are not discussed in this registration statement.

  Holders of Havas Advertising shares or Havas Advertising ADSs should consult their own tax advisers as to the particular tax consequences to them of owning Havas Advertising shares or Havas Advertising ADSs, including their eligibility for the benefits of the U.S.-France tax treaty, the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

 Taxation of dividends

  Withholding tax and avoir fiscal. Dividends paid to non-residents by French companies are subject to a 25% French withholding tax. Under the U.S.-France tax treaty, this withholding tax is reduced to 15% if a holder's ownership of Havas Advertising shares or Havas Advertising ADSs is not effectively connected with a permanent establishment or a fixed base that the holder has in France.

  Specific provisions apply if the holder is considered an "eligible" U.S. holder of Havas Advertising shares or Havas Advertising ADSs. A holder is "eligible" if its ownership of Havas Advertising shares or Havas Advertising ADSs is not effectively connected with a permanent establishment or a fixed base that the holder has in France and any one of the following four points applies:

  . the holder is an individual or other non-corporate holder that is a resident of the United States for purposes of the U.S.-France tax treaty;

  . the holder is a U.S. corporation, other than a regulated investment company;

  . the holder is a U.S. corporation which is a regulated investment company, provided that less than 20% of the holder's shares are beneficially owned by persons who are neither citizens nor residents of the United States; or

  . the holder is a partnership or trust that is a resident of the United
    States for purposes of the U.S.-France tax treaty, but only to the extent that the holder's partners, beneficiaries or grantors would qualify as "eligible" under one of the first two points in this list.

  If a holder is an "eligible" U.S. holder, dividends distributed by Havas Advertising will be subject to a withholding tax at the reduced rate of 15%, provided that the holder has previously established that it is a resident of the United States under the U.S.-France tax treaty in accordance with the following procedures:

  . The holder must complete French Treasury Form RF1 A EU-No. 5052 and send it to the paying establishment before the date of payment of the dividend. If the holder is not an individual, the holder must also send the paying establishment an affidavit attesting that the holder is the beneficial owner of all the rights attached to the full ownership of Havas Advertising shares or Havas Advertising ADSs, including, among other things, the dividend rights.

  . If the holder cannot complete Form RF1 A EU-No. 5052 before the date of payment of the dividend, the holder may complete a simplified certificate and send it to the French tax authorities or the institution which holds the shares on his behalf. This certificate must state all of the following five points:

   (a) the holder is a resident of the United States for purposes of the U.S.-France tax treaty;

   (b) the holder's ownership of Havas Advertising shares or Havas Advertising ADSs is not effectively connected with a permanent establishment or a fixed base in France;

   (c) the holder owns all the rights attached to the full ownership of Havas Advertising shares or Havas Advertising ADSs, including, among other things, the dividend rights;

   (d) the holder fulfills all the requirements under the U.S.-France tax treaty to be entitled to the reduced rate of withholding tax and to be entitled to the transfer of the avoir fiscal; and

   (e) the holder claims the reduced rate of withholding tax and payment of the avoir fiscal.

  If a holder is not an "eligible" U.S. holder, or if the holder has not completed Form RF1 A EU-No. 5052 or the five-point certificate before the dividend payment date, Havas Advertising will deduct French withholding tax at the rate of 25%. In that case, a holder may claim a refund of the excess withholding tax.

  If a holder is an "eligible" U.S. holder, the holder may also claim the avoir fiscal, by completing Form RF1 A EU-No. 5052 and sending it to the paying establishment before December 31 of the year following the year during which the dividend is paid. The holder will be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax on the avoir fiscal. As noted below, the holder will not receive this payment until after the close of the calendar year in which the dividend was paid. To receive the payment, the holder must submit a claim to the French tax authorities and attest that they are subject to U.S. federal income taxes on the payment of the avoir fiscal and the related dividend. For partnerships or trusts, the partners, beneficiaries or grantors must make the attestation.

  Specified rules apply to the following:

  . tax-exempt U.S. pension funds, which include the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) of the Internal Revenue Code (qualified retirement plans), Section 403(b) of the U.S. Internal Revenue Code (tax deferred annuity contracts) or Section 457 of the U.S. Internal Revenue Code (deferred compensation plans); and

  . various other tax-exempt entities, including specified state-owned institutions, not-for-profit organizations and individuals for dividends which they beneficially own and which are derived from an investment retirement account.

  Entities in these two categories are eligible for the reduced withholding tax rate of 15% on dividends, subject to the same withholding tax filing requirements as "eligible" U.S. holders, except that they may have to supply additional documentation evidencing their entitlement to these benefits. These entities are not entitled to the full avoir fiscal. These entities may claim a partial avoir fiscal equal to 30/85 of the gross avoir fiscal, provided that they own, directly or indirectly, less than 10% of the company's capital and they satisfy the filing formalities contained in U.S. Internal Revenue Service regulations.

  The avoir fiscal or partial avoir fiscal and any French withholding tax refund are generally expected to be paid within 12 months after the holder of Havas Advertising shares or Havas Advertising ADSs files Form RF1 A EU-No. 5052. However, they will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

  For U.S. federal income tax purposes, the gross amount of a dividend and any avoir fiscal, including any French withholding tax, will be included in each holder's gross income as dividend income when payment is received by them (or the custodian, if the holder owns Havas Advertising ADSs), to the extent they are paid or deemed paid out of Havas Advertising's current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. Dividends paid by Havas Advertising will not give rise to any dividends received deduction. They will generally constitute foreign source "passive" income for foreign tax credit purposes. For some recipients, they will constitute foreign source "financial services" income for foreign tax credit purposes.

  Also for U.S. federal income tax purposes, the amount of any dividend paid in euro or French francs, including any French withholding taxes, will be equal to the U.S. dollar value of the euro or French francs on the date the dividend is included in income, regardless of whether the payment is in fact converted into U.S. dollars. A holder will generally be required to recognize U.S. source ordinary income or loss when the holder sells or disposes of the euros or French francs. A holder may also be required to recognize foreign currency gain or loss if that holder receives a refund under the U.S.-France tax treaty of tax withheld in excess of the treaty rate. This foreign currency gain or loss will generally be U.S. source ordinary income or loss.

  To the extent that any dividends paid exceed Havas Advertising's current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

  . First, as a tax-free return of capital, which will cause a reduction in the adjusted basis of a holder's Havas Advertising shares or Havas Advertising ADSs. This adjustment will increase the amount of gain, or decrease the amount of loss, which a holder will recognize if such holder later disposes of those Havas Advertising shares or Havas Advertising ADSs.

  . Second, the balance of the dividend in excess of the adjusted basis will be taxed as capital gain recognized on a sale or exchange.

  French withholding tax imposed on the dividends a holder receives and on any avoir fiscal at 15% under the U.S.-France tax treaty is treated as payment of a foreign income tax. A holder may take this amount as a credit against the holder's U.S. federal income tax liability, subject to various conditions and limitations, including minimum holding period requirements.

  The Precompte. A French company must pay an equalization tax known as the precompte to the French tax authorities if it distributes dividends which give rise to avoir fiscal and whenever dividends are distributed out of:

  . profits which have not been taxed at the ordinary corporate income tax rate; or

  . profits which have been earned during a tax year closed more than five years before the distribution.

  The amount of the precompte is 50% of the net dividends.

  If a holder is not entitled to the full avoir fiscal, the holder may generally obtain a refund from the French tax authorities of any precompte paid by Havas Advertising with respect to dividends distributed to them. Under the U.S.-France tax treaty, the amount of the precompte refunded to U.S. residents is reduced by the 15% withholding tax applicable to dividends and by the partial avoir fiscal, if any. A holder is entitled to a refund of any precompte which Havas Advertising actually pays in cash, but not to any precompte which Havas Advertising pays by off-setting French and/or foreign tax credits. To apply for a refund of the precompte, a holder should file French Treasury Form RF1 B EU-No. 5053 before December 31 of the year following the year in which the dividend was paid. The form and its instructions are available from the Internal Revenue Service in the United States or from the French Centre des Impots des Non-Residents whose address is 9, rue d'Uzes, 75094 Paris Cedex 2, France.

  For U.S. federal income tax purposes, the amount of the precompte will be included in a holder's gross income as dividend income in the year the holder receives it. It will generally constitute foreign source "passive" income for foreign tax credit purposes. For some recipients, it will constitute foreign source "financial services" income for foreign tax credit purposes. The amount of any precompte paid in euro or French francs, including any French withholding taxes, will be equal to the U.S. dollar value of the euro or French francs on the date the precompte is included in income, regardless of whether the payment is in fact converted into U.S. dollars. A holder will generally be required to recognize a U.S. source ordinary income or loss when the holder sells or disposes of the euro or French francs.

 Taxation of capital gains

  If a holder is a resident of the United States for purposes of the U.S.- France tax treaty, the holder will not be subject to French tax on any capital gain if the holder sells or exchanges its Havas Advertising shares or Havas Advertising ADSs, unless the holder has a permanent establishment or fixed base in France and the Havas Advertising shares or Havas Advertising ADSs the holder sold or exchanged were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

  In general, for U.S. federal income tax purposes, a holder will recognize capital gain or loss if the holder sells or exchanges its shares or Havas Advertising ADSs in the same manner as the holder would if it were to sell or exchange any other shares held as capital assets. Any gain or loss will generally be U.S. source gain or loss. If a holder is an individual, any capital gain will generally be subject to U.S. federal income tax at preferential rates if the holder meets the minimum holding periods.

  We believe that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current taxable year or for future taxable years. However, an actual determination of PFIC status is fundamentally factual in nature and cannot be made until the close of the applicable taxable year. We will be a PFIC for any taxable year in which either:

  . 75% or more of its gross income is passive income; or

  . our assets which produce passive income or which are held for the production of passive income amount to at least 50% of the value of our total assets on average.

  If we were to become a PFIC, the tax applicable to distributions on Havas Advertising shares or Havas Advertising ADSs and any gains a holder realizes when the holder disposes of Havas Advertising shares or Havas Advertising ADSs may be less favorable to the holder. Each holder should consult its own tax advisors regarding the PFIC rules and their effect on the holder if they purchase Havas Advertising shares or Havas Advertising ADSs.

 French estate and gift taxes

  Under "The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978", if a holder transfers their Havas Advertising shares or Havas Advertising ADSs by gift, or if they are transferred by reason of the holder's death, that transfer will only be subject to French gift or inheritance tax if one of the following applies:

  . the holder is domiciled in France at the time of making the gift, or at the time of the holder's death; or

  . the holder used the Havas Advertising shares or Havas Advertising ADSs in conducting a business through a permanent establishment or fixed base in France, or the holder held the Havas Advertising shares or Havas Advertising ADSs for that use.

 French wealth tax

  The French wealth tax does not generally apply to Havas Advertising shares or Havas Advertising ADSs if the holder is a "resident" of the United States for purposes of the U.S.-France tax treaty.

 United States information reporting and backup withholding

  A holder may be required to report dividend payments and proceeds from the sale or disposal of such holder's Havas Advertising shares or Havas Advertising ADSs to the Internal Revenue Service. U.S. federal backup withholding generally is a withholding tax imposed at the rate of 31% on some payments to persons that fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign statuts and makes any other required certification, or who is otherwise exempt from backup withholding. Any U.S. persons required to establish their exempt statuts generally must file Internal Revenue Service Form W-9, entitled Request for Taxpayer Identification Number and Certification. Finalized Treasury regulations, which are applicable to payments made after December 31, 2000, have generally expanded the circumstances under which information reporting and backup withholding may apply.

  Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

10.F Dividends and paying agents

  Not applicable

10.G Statement by experts

  Not applicable

10.H Documents on display

  It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. In addition, the SEC also maintains a website (http://www.sec.gov) that makes available reports, proxy statements and other information regarding issuers that file electronically with the SEC.

10.I Subsidiary information

  Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Impact of changes in foreign currency exchange rates and interest rates

  Foreign currency exchange rates. We have operations in over 65 countries. The geographic diversity of our operations is reflected in the diversity of the currencies that make up our results of operations. In 2000, 68.3% of our revenues were realized in currencies other than the euro, including 38.0% realized in U.S. dollars and 18.6% realized in British pounds. On a pro forma basis assuming that the merger with Snyder Communications had been completed on January 1, 2000, 76.3% of our 2000 revenues would have been realized in currencies other than the euro, including 45.5% in U.S. dollars and 21.0% in British pounds. In 1999, 58.7% of our revenues were realized in currencies other than the euro, including 30.4% realized in U.S. dollars and 15.6% realized in British pounds.

  The majority of our subsidiaries carry out businesses which are essentially local, with almost all of their revenues received in local currency and almost all of their costs incurred in local currency. For those subsidiaries that are involved in more international businesses, non-local currency expenses are generally billed to the clients for whom those expenses are incurred on a basis which protects the subsidiary from currency exchange rate fluctuations between the time that it incurs the expenses and the time that it receives payment from the client. In addition, most of our acquisitions in the United States and the United Kingdom have been funded through local borrowings, resulting in financial expenses and repayment obligations in the same local currency. For these reasons, our exposure to losses resulting from mismatches between the currencies in which we receive revenues and the currencies in which we incur costs tends to be limited. However, we cannot assure you that we will be able to avoid mismatches between the currencies in which we receive revenues and the currencies in which we incur costs in the future or that any mismatches will not materially affect our results of operations.

  Because these foreign currency mismatches tend to be limited, we generally do not hedge our exposure to foreign currencies and as of December 31, 2000 had not entered into any foreign currency hedges, with the exception of the following:

  . a currency and interest rate swap arrangement entered into with respect to a $30.0 million collateral deposit made by us used to secure a borrowing in the same amount made by a U.S. subsidiary;

  . a forward sale contract entered into in connection with a Canadian $10.7 million intercompany loan by our U.K. subsidiary to a newly-acquired Canadian subsidiary; and

  . a forward purchase contract entered into in connection with a (Pounds)1.1 million intercompany debt of our French subsidiary owed to two U.K. subsidiaries.

  For a discussion of the terms of the $30.0 million currency and interest rate swap arrangement and for a discussion of the valuation of this arrangement and our other financial instruments as of December 31, 2000, see Notes 2.14, 8 and 17 to our 2000 consolidated financial statements included elsewhere in this annual report.

  Because of the geographic diversity of our operations, our subsidiaries record their revenues, expenses, assets and liabilities in a number of different currencies. When we prepare our consolidated financial statements, the value of these different revenues, expenses, assets and liabilities is translated into euro. Fluctuations in the value of the euro will have an impact on the value of the amounts at which these revenues, expenses, assets and liabilities are recorded in our financial statements. For this reason, changes in foreign currency exchange rates can have a significant impact on our results of operations and financial position as reported in euro. This is particularly true with respect to changes in U.S. dollar/euro exchange rate and the British pound/euro exchange rate.

  Interest rates. In the course of our operations, we are exposed to interest rate changes, primarily as a result of our credit facilities used to finance our investment activity and to maintain financial liquidity. We borrow at both fixed and variable rates.

  As of December 31, 2000, we had (Euro)123.3 million of outstanding long-term borrowings, including current maturities, comprised principally of:

  . (Euro)96.0 million in U.S. dollar denominated bank loans, including
    (Euro)1.3 million at fixed rates of 8.0% due 2005 and (Euro)94.7 million at variable rates ranging from 6.9% to 9.5%, due 2001 to 2006;

  . (Euro)22.7 million in a British pound denominated convertible bond at a fixed rate of 7.605%, due 2007; and

  . (Euro)4.6 million in other borrowings (including (Euro)1.2 million at fixed rates and (Euro)3.4 at variable rates).

  We generally do not hedge our interest rate exposure, with the exception of the following:

  . the currency and interest rate swap arrangement described above; and

  . an interest rate swap arrangement entered into by Media Planning Group in connection with (Euro)30.1 million of a (Euro)42.1 million credit facility with a Spanish bank.

  For a discussion of the valuation of this (Euro)30.0 million interest rate swap arrangement as of December 31, 2000, see Notes 2.14, 8 and 17 to our 2000 consolidated financial statements included elsewhere in this annual report.

  Based on approximately (Euro)98.1 million of outstanding long-term borrowings at variable rates as of December 31, 2000, the impact on pre-tax earnings resulting from a one-percentage point increase or decrease in interest rates would be approximately (Euro)0.98 million, holding other variables constant.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

  Not applicable

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

  None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

  None

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

  Not applicable

ITEM 18. FINANCIAL STATEMENTS

  The following financial statements are filed as part of this Annual Report on Form 20-F:

Havas Advertising and Subsidiaries

Report of Independent Public Accountants.................................. F-2
Consolidated Statements of Income......................................... F-3
Consolidated Balance Sheets............................................... F-4
Consolidated Statements of Changes in Shareholders' Equity and
 Comprehensive Income..................................................... F-5
Consolidated Statements of Cash Flows..................................... F-6
Notes to Consolidated Financial Statements................................ F-7

ITEM 19. EXHIBITS

 Exhibit No.                             Description
 -----------                             -----------
    1.1      Statuts (Articles of Association) of Havas Advertising (English
             translation) (incorporated by reference to Exhibit 3.1 to Havas
             Advertising's registration statement on Form F-4
             (Reg. No. 333-43362)).

    2.1      Form of Deposit Agreement among Havas Advertising, Morgan Guaranty
             Trust Company of New York and all holders from time to time of Havas Advertising ADSs (incorporated by reference to Exhibit 4.1 to Havas Advertising's registration statement on Form F-4 (Reg.
             No. 333-43362)).

    2.2 Note d'Operation (Prospectus) dated February 3, 1999 for the issuance of convertible bonds by Havas Advertising (incorporated by reference to Exhibit 4.2 to Havas Advertising's registration statement on Form F-4 (Reg. No. 333-43362)).

    2.3 Note d'Operation (Prospectus) dated December 12, 2000 for the issuance of convertible bonds by Havas Advertising (incorporated by reference to Exhibit 4.3 to Havas Advertising's registration statement on Form F-4 (Reg. No. 333-59880).

    4.1*     Fourth Amendment to Lease dated January 1, 2000, between EWDB
             North America Inc. and The Rector, Church-Wardens and Vestrymen of
             Trinity Church in the City of New York.

    4.2* Protocol Agreement and Commercial Lease dated as of April 2, 2001 by and between Havas Advertising and Suresnes Immobilier
             (summary).

    4.3      Agreement and Plan of Merger dated February 5, 2001 among Havas
             Advertising, HAS Acquisition II Corporation and Snyder
             Communications (incorporated by reference to Exhibit 2.1 to Havas
             Advertising's registration statement on Form F-4 (Reg. No. 333-
             59880)).

    4.4 Amendment No. 1 to Agreement and Plan of Merger dated May 14, 2001 among Havas Advertising, HAS Acquisition II Corporation and Snyder
             Communications (incorporated by reference to Exhibit 2.1A to Havas
             Advertising's registration statement on Form F-4 (Reg. No. 333-
             59880).

    4.5 Amended and Restated Agreement and Plan of Merger dated as of August 3, 2000 among Havas Advertising, HAS Acquisition
             Corporation and Snyder Communications (incorporated by reference to Exhibit 2.1 to Havas Advertising's registration statement on Form F-4 (Reg. No. 333-43362)).


 Exhibit No.                             Description
 -----------                             -----------
    4.6      Second Supplemental and Amendment Agreement to the Merger
             Agreement dated October 5, 1999 between Advertising Antwerpen
             B.V., Cantabro Catalana de Inversiones, S.A., Compania de Cartera
             e Inversiones, S.A., Deya, S.A., Havas Advertising S.A., Havas
             Advertising International S.A., Martinez-Rovira Family and Media
             Planning Group S.A. (incorporated by reference to Exhibit 2.4 to
             Havas Advertising's registration statement on Form F-4 (Reg. No.
             333-43362)).

    4.7      Agreement to Contribute dated as of January 20, 2001 between Havas
             Advertising and Advertising Antwerpen B.V., Banco Santander
             Central Hispano, S.A., Compania de Cartera e Inversiones S.A.,
             Deya S.A., Mr. Jose Martinez-Rovira Vidal, Mrs. Maria Luisa Munoz
             Alvarez, Mrs. Cristina Martinez-Rovira Munoz, Mrs. Sandra
             Martinez-Rovira Munoz and Havas Advertising S.A. (incorporated by reference to Exhibit 2.7 to Havas Advertising's registration statement on Form F-4 (Reg. No. 333-59880))

    4.8      Trademark License Agreement dated December 7, 1999 by and between
             Havas S.A. and Havas Advertising (incorporated by reference to
             Exhibit 10.6 to Havas Advertising's registration statement on Form
             F-4 (Reg. No. 333-43362)).

    4.9      Guaranty dated as of February 20, 2000 by EDWB North America,
             Inc., in favor of Snyder Communications (incorporated by reference to Exhibit 10.9 to Havas Advertising's registration statement on Form F-4 (Reg. No. 333-43362)).

    4.10     U.S. $400,000,000 Multicurrency Term Loan Facility dated as of May
             18, 2000 among Havas Advertising, Havas Advertising International
             SA, HAS Acquisition Corp. and EWDB North America Inc., as borrowers, the guarantors listed in Schedule 2 to the Loan
             Facility, as guarantors, the lenders listed in Schedule 1 to the Loan Facility, J.P. Morgan Securities Ltd. and Societe Generale, as arrangers and Morgan Guaranty Trust Company of New York, as agent (incorporated by reference to Exhibit 10.10 to Havas
             Advertising's registration statement on Form F-4 (Reg. No. 333-
             43362)).

    4.11     Loan Amendment Agreement dated as of June 15, 2000 among Havas
             Advertising, as borrower's agent, Morgan Guaranty Trust Company of
             New York and Societe Generale, as lenders, J.P. Morgan Securities
             Ltd. and Societe Generale, as arrangers, and Morgan Guaranty Trust
             Company of New York, as agent (incorporated by reference to Exhibit 10.11 to Havas Advertising's registration statement on Form F-4 (Reg. No. 333-43362)).

    4.12     Guarantee and Indemnity dated as of June 15, 2000 among Havas
             Advertising, Havas Advertising International SA, HAS Acquisition
             Corp., EWDB North America Inc. and Evelink plc, as guarantors, and
             Morgan Guaranty Trust Company of New York, as agent (incorporated by reference to Exhibit 10.12 to Havas Advertising's registration statement on Form F-4 (Reg. No. 333-43362)).

    4.13     Trademark License Agreement dated October 2, 2000 by and between
             Havas S.A. and Havas Advertising (incorporated by reference to
             Exhibit 2.1 to Havas Advertising's registration statement on Form
             F-4 (Reg. No. 333-59880)).

    4.14*    Registration Rights Agreement dated as of May 14, 2001 among
             Acacia ISP, S.L., Banco Santander Central Hispano, S.A., Compania de Cartera e Inversiones S.A., Deya S.A., Jose Martinez-Rovira
             Vidal, Maria Luisa Munoz Alvarez, Cristina Martinez-Rovira Munoz and Sandra Martinez-Rovira Munoz.

    8.1 List of subsidiaries (incorporated by reference to Exhibit 21.1 to Havas Advertising's registration statement on Form F-4 (Reg. No.
             333-59880)).

--------
*  Filed herewith

                                   SIGNATURES

  The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                          Havas Advertising

                                                   /s/ Jacques Herail
                                          By: _________________________________
                                                     Jacques Herail
                                          Executive Vice President and Chief
                                           Financial Officer

                         INDEX TO FINANCIAL STATEMENTS

Havas Advertising and Subsidiaries
Report of Independent Public Accountants.................................. F-2
Consolidated Statements of Income......................................... F-3
Consolidated Balance Sheets............................................... F-4
Consolidated Statements of Changes in Shareholders' Equity and
 Comprehensive Income..................................................... F-5
Consolidated Statements of Cash Flows..................................... F-6
Notes to Consolidated Financial Statements................................ F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Havas Advertising

  We have audited the accompanying consolidated balance sheets of HAVAS ADVERTISING (a French corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2000, 1999 and 1998, expressed in euro. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HAVAS ADVERTISING and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

  Also, in our opinion, the translated amounts in the accompanying consolidated financial statements translated into U.S. dollars have been computed on the basis set forth in Note 2 to the accompanying consolidated financial statements.

                                          Barbier Frinault & Associes
                                          Member firm of Andersen Worldwide

                                                /s/ Christian Chiarasini
                                          _____________________________________
                                                  Christian Chiarasini

Neuilly-sur-Seine, France
April 25, 2001 (except for note 21.2 for which the date is June 15, 2001)

                       HAVAS ADVERTISING AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                         Years ended December 31,
                               -----------------------------------------------
                          Note      2000         2000        1999       1998
                          ---- -------------- ----------  ----------  --------
                                               (In Euro     (In Euro 000's
                               (In US Dollars   000's      except per share
                                000's except  except per       amounts)
                                 per share      share
                                amounts) (1)   amounts)
Net revenues.............         1,543,049    1,643,640   1,124,380   872,767
Operating Expenses:
  Compensation and
   related costs.........          (884,058)    (941,689)   (659,387) (523,328)
  Stock based
   compensation..........  10        (4,469)      (4,760)     (4,625)  (16,400)
  General and
   administrative non
   payroll costs.........          (485,231)    (516,863)   (349,354) (270,405)
  Compensation to former
   shareholders of
   acquired businesses...   9       (15,361)     (16,363)    (17,442)   (6,725)
  Amortization of
   goodwill and other
   intangibles...........   6       (46,339)     (49,360)    (20,558)  (16,103)
                                 ----------   ----------  ----------  --------
    Total operating
     expenses............        (1,435,458)  (1,529,035) (1,051,366) (832,961)
                                 ----------   ----------  ----------  --------
Operating income.........           107,591      114,605      73,014    39,806
                                 ----------   ----------  ----------  --------
  Interest (expense).....           (49,401)     (52,622)    (28,200)  (30,403)
  Interest income........            27,678       29,482      26,157    20,795
  Exchange rate
   gains/(losses)........            (2,369)      (2,523)      1,189      (740)
  Net gain/(loss) on
   trading securities....             3,865        4,117       3,544     2,994
  Other..................              (610)        (650)       (165)     (437)
                                 ----------   ----------  ----------  --------
Financial income
 (expense)--Net..........           (20,837)     (22,196)      2,525    (7,791)
                                 ----------   ----------  ----------  --------
Income from operations
 before income tax.......            86,754       92,409      75,539    32,015
  Provision for income
   tax...................  12       (58,435)     (62,244)    (39,379)  (33,787)
  Minority interests.....            (9,345)      (9,954)    (15,515)   (9,270)
  Equity in earnings
   (losses) of
   investees.............   7         8,634        9,197       4,580      (203)
                                 ----------   ----------  ----------  --------
Net income (loss)........            27,608       29,408      25,225   (11,245)
                                 ----------   ----------  ----------  --------
Net income (loss) per
 share(2):                 14
  Basic..................              0.15         0.16        0.18     (0.09)
                                 ----------   ----------  ----------  --------
  Diluted................              0.14         0.15        0.16     (0.09)
                                 ==========   ==========  ==========  ========

--------
(1) Translation of amounts from euro ("(Euro)") into US dollars ("$") has been made solely for the convenience of the reader at the noon buying rate of
     (Euro)1 = $0.9388 on December 29, 2000

(2)  Reflects the effect of May 2000 stock split (see Note 14)

  The consolidated statements of income have been prepared in French francs and translated into euro using the fixed exchange rate as of January 1, 1999 of
(Euro)1 = FF 6.55957.

  The accompanying notes are an integral part of these consolidated financial statements.

                       HAVAS ADVERTISING AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                      December 31,
                                            ----------------------------------
                                       Note     2000        2000       1999
                                       ---- ------------- ---------  ---------
                                                            (In Euro 000's
                                            (In US Dollar  except per share
                                              000's)(1)        amounts)
                ASSETS
Current assets:
 Cash and cash equivalents............          557,849     594,215    270,943
 Marketable securities................    4         615         655      2,044
 Accounts receivable, net of reserve
  for doubtful accounts of 36,602 and
  15,573 as of
  12/31/2000 and 1999, respectively...        1,553,627   1,228,832    786,234
 Costs billable to clients............           39,873      42,472     37,438
 Prepaid expenses and advances to
  suppliers...........................           67,907      72,334     37,906
 Other receivables....................           93,639      99,743     49,270
 Deferred tax assets..................   12      56,413      60,090     19,484
 Other current assets.................           99,495     105,982     66,775
                                              ---------   ---------  ---------
   Total current assets...............        2,069,418   2,204,323  1,270,094
                                              =========   =========  =========
Noncurrent assets:
 Property and equipment, net..........    5     249,680     265,956    132,807
 Goodwill and other intangible assets,
  net.................................    6   2,894,261   3,082,937    769,049
 Equity investments...................    7      46,822      49,875     49,281
 Noncurrent deferred tax assets.......   12     102,586     109,273     15,215
 Other assets.........................           76,333      81,309     50,400
                                              ---------   ---------  ---------
   Total noncurrent assets............        3,369,682   3,589,350  1,016,752
                                              ---------   ---------  ---------
Total assets..........................        5,439,100   5,793,673  2,286,846
                                              =========   =========  =========
 LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Short-term borrowings................    8     173,172     184,461    139,307
 Current maturities of long-term
  borrowings..........................    8      23,206      24,719     28,213
 Short-term obligations under capital
  leases..............................   15       4,017       4,279      2,944
 Accounts payable.....................          821,427     874,976    557,496
 Other payables.......................          419,443     446,786    327,187
 Advances from clients................          218,521     232,766    188,530
 Related parties payable..............           85,341      90,904     61,425
 Accrued compensation................. 9,10      16,155      17,208     19,335
 Deferred tax liabilities.............   12      14,115      15,035      1,250
 Deferred income......................           43,841      46,698     35,467
 Other current liabilities............              --          --       9,010
                                              ---------   ---------  ---------
   Total current liabilities..........        1,819,238   1,937,832  1,370,164
                                              ---------   ---------  ---------
Noncurrent liabilities
 Long-term borrowings.................    8      92,527      98,559     90,397
 Convertible bonds....................    8     748,606     797,407    185,650
 Long-term obligations under capital
  leases..............................   15      10,965      11,680     12,499
 Accrued compensation................. 9,10      22,245      23,696      6,122
 Deferred tax liabilities.............   12     114,026     121,459      2,434
 Accrued pensions and other benefits
  costs...............................   11      20,424      21,756     20,647
 Other liabilities....................          101,599     108,221     19,347
                                              ---------   ---------  ---------
   Total noncurrent liabilities.......        1,110,392   1,182,778    347,096
                                              ---------   ---------  ---------
Minority interests....................            6,329       6,742     31,876
                                              ---------   ---------  ---------
Shareholders' equity
 Common stock: (Euro)0.40 par value,
  260,345,217 and 145,889,560 shares
  issued and outstanding at December
  31, 2000 and 1999, respectively(2)..          100,075     106,599     60,756
 Additional paid-in capital...........        2,537,193   2,702,591    489,007
 Retained earnings....................          (16,655)    (17,741)   (17,305)
 Deferred compensation................          (24,974)    (26,602)       --
 Accumulated other comprehensive
  income..............................          (76,999)    (82,019)    18,764
 Less-Treasury stock, at cost,
  6,151,350 and 6,000,000 shares at
  December 31, 2000 and 1999
  respectively(2).....................          (15,498)    (16,507)   (13,512)
 Total Shareholders' Equity...........        2,503,141   2,666,321    537,710
                                              ---------   ---------  ---------
Total Liabilities and Shareholders'
 Equity...............................        5,439,100   5,793,673  2,286,846
                                              =========   =========  =========

-------
(1) Translation of amounts from euro ("(Euro)") into US dollars ("$") has been made solely for the convenience of the reader at the noon buying rate of
     (Euro)1 = $0.9388 on December 29, 2000

(2) Reflects the effect of May 2000 stock split (See Note 14)

  The consolidated balance sheets have been prepared in French francs and translated into euro using the fixed exchange rate as of January 1, 1999 of
(Euro)1 = FF 6.55957.

  The accompanying notes are an integral part of these consolidated financial statements.

                       HAVAS ADVERTISING AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                            AND COMPREHENSIVE INCOME

                 (In thousands of Euro except number of shares)

                                                                            Unrealized
                         Number of          Additional                       Gain on                 Currency      Total
                           shares   Common   paid-in    Retained  Treasury  Marketable   Deferred   Translation Shareholder
                         (000's)(1)  Stock   Capital    Earnings   Stock    Securities Compensation Adjustment    Equity
                         ---------- ------- ----------  --------  --------  ---------- ------------ ----------- -----------
Balance at December 31,
 1998..................   136,495    54,820   431,049   (23,777)  (24,154)      --           --        (3,526)     434,412
Change in par
 value(2)..............       --      2,715    (2,715)      --        --        --           --           --           --
Comprehensive income:
 Net income............       --        --        --     25,225       --        --           --           --        25,225
 Currency translation
  adjustment...........       --        --        --        --        --        --           --        21,784       21,784
 Unrealized gains on
  Securities...........       --        --        --        --        --        506          --           --           506
 Total comprehensive
  income...............       --        --        --     25,225       --        506          --        21,784       47,515
Dividends (per share
 amount:
 ((Euro)0.13)..........       --        --        --    (18,686)      --        --           --           --       (18,686)
Treasury stock
 transactions..........     1,344       --        121       --     10,642       --           --           --        10,763
Exercise of stock
 options and warrants..     3,192     1,277    17,208       --        --        --           --           --        18,485
Common stock issuance--
 convertible bonds.....     4,859     1,944    43,344       --        --        --           --           --        45,288
Other..................       --        --        --        (67)      --        --           --           --           (67)
                          -------   ------- ---------   -------   -------      ----      -------     --------    ---------
Balance at December 31,
 1999..................   145,890    60,756   489,007   (17,305)  (13,512)      506          --        18,258      537,710
                          =======   ======= =========   =======   =======      ====      =======     ========    =========
Comprehensive income:
 Net income............       --        --        --     29,408       --        --           --           --        29,408
 Currency translation
  adjustment...........       --        --        --        --        --        --           --      (100,277)    (100,277)
 Unrealized gains on
  Securities...........       --        --        --        --        --       (506)         --           --          (506)
 Total comprehensive
  income...............       --        --        --     29,408       --       (506)         --      (100,277)     (71,375)
Dividends (per share
 amount:
 ((Euro)0.13)..........       --        --        --    (29,844)      --        --           --           --       (29,844)
Treasury stock
 transactions..........      (151)      --        --        --     (2,995)      --           --           --        (2,995)
Stock option plans.....       --        --      3,944       --        --        --           --           --         3,944
Exercise of stock
 options and warrants..     3,527     1,411    18,245       --        --        --           --           --        19,656
Stock option tax
 benefit...............       --        --      7,511       --        --        --           --           --         7,511
Common stock issuance--
 convertible bonds.....    10,329     4,132    92,420       --        --        --           --           --        96,552
Common stock issuance--
 Snyder
 acquisition(3)........   100,751    40,300 2,091,464       --        --        --           --           --     2,131,764
Unearned compensation
 on unvested options...       --        --        --        --        --        --       (26,602)         --       (26,602)
                          -------   ------- ---------   -------   -------      ----      -------     --------    ---------
Balance at December 31,
 2000..................   260,346   106,599 2,702,591   (17,741)  (16,507)      --       (26,602)     (82,019)   2,666,321
                          =======   ======= =========   =======   =======      ====      =======     ========    =========

-------
(1) Reflects the effect of May 2000 stock split (see Note 14)

(2) In connection with the conversion of French francs common stock into euro, the par value of 50 francs per share has been converted and increased up to 8 euro per share (the equivalent of 50 francs being 7.62). The effect of the increase was deducted from paid-in capital.

(3) Includes the fair value of SNC options at acquisition date

  The consolidated statements of changes in shareholders' equity and comprehensive income have been prepared in French francs and translated into euro using the fixed exchange rate as of January 1, 1999 of (Euro)1 = FF6.55957.

  The accompanying notes are an integral part of these consolidated financial statements.

                       HAVAS ADVERTISING AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               Years ended December 31,
                                          -------------------------------------
                                            2000      2000      1999     1998
                                          --------  --------  --------  -------
                                           (In US        (In Euro 000's)
                                           Dollar
                                          000's)*
Cash flows from operating activities
 Net income (loss):.....................    27,608    29,408    25,225  (11,245)
 Adjustments made to reconcile net
  income (loss) to net cash provided by
  operating activities:
 Minority interests.....................     9,345     9,954    15,515    9,270
 Amortization and depreciation..........   104,461   111,271    58,348   44,853
 Stock based compensation--Parent
  company plan..........................     3,820     4,069     1,258   14,252
 Convertible debt expense accrued until
  conversion date.......................       616       656       673    3,948
 (Gain) Loss on disposal of fixed
  assets................................    (4,881)   (5,199)   (4,863)     (13)
 Earning of investees carried under
  equity method in excess of dividends
  received..............................    (1,923)   (2,048)   (4,580)     203
 Deferred tax...........................     9,304     9,910      (697)   7,171
 Change in assets and liabilities:
  Cost billable to clients..............    (5,960)   (6,348)   10,557    3,961
  Accounts receivable...................   (45,507)  (48,473)   34,995  (73,758)
  Prepaid and advances to suppliers.....       463       493    (7,864)  (6,187)
  Other receivables.....................   (20,441)  (21,774)   29,002    3,204
  Other assets..........................       496       528   (29,865)  (3,319)
  Advances from clients.................    12,512    13,328   (48,810)  58,224
  Accounts payable......................   (32,748)  (34,883)  (31,620)  19,739
  Other payables........................    39,157    41,709    59,748    2,495
  Accrued compensation..................     5,094     5,426     9,177   10,080
  Other liabilities.....................       (74)      (79)    2,023    4,007
                                          --------  --------  --------  -------
   Net Cash Provided by Operating
    Activities..........................   101,342   107,948   118,222   86,885
Cash flows from investing activities
 Purchase of tangible and intangible
  assets................................   (79,598)  (84,787)  (44,658) (43,054)
 Purchase of subsidiaries net of cash
  acquired..............................  (162,944) (173,566) (265,306) (41,365)
 Proceeds from sale of tangible and
  intangible assets.....................     6,116     6,515    13,347    4,682
 Proceeds from sale of subsidiaries.....     1,651     1,758   (64,570)   7,395
 Purchase of marketable securities......      (902)     (961)   (1,537)     --
 Proceeds of marketable securities......     2,360     2,514       --       --
                                          --------  --------  --------  -------
   Net Cash Used in Investing
    Activities..........................  (233,317) (248,527) (362,724) (72,342)
Cash flows from financing activities
 Dividends paid in cash.................   (42,547)  (45,320)  (28,628)  (8,961)
 Acquisition of treasury stock..........    (2,812)   (2,995)      --   (10,579)
 Proceeds from issuance of stock and
  disposal of treasury stock............    11,195    11,925    36,217   20,850
 Net borrowings under line-of-credit
  agreements............................  (153,564) (163,575)   39,399   11,572
 Principal payments under capital lease
  obligations...........................    (1,842)   (1,962)   (2,334)  (1,447)
 Proceeds from convertible bonds........   652,334   694,859   225,335      --
 Proceeds from long-term borrowings.....    10,116    10,775    57,589   12,762
 Repayment of long-term borrowings......   (33,415)  (35,593)  (25,355) (13,995)
                                          --------  --------  --------  -------
   Net Cash Provided by Financing
    Activities..........................   439,465   468,114   302,223   10,202
Effect of exchange rate changes on cash
 and cash equivalents...................    (4,002)   (4,263)     (277)  (3,609)
Net increase (decrease) in cash and cash
 equivalents............................   303,488   323,272    57,444   21,136
Cash and cash equivalents at beginning
 of the year............................   254,361   270,943   213,499  192,363
Cash and cash equivalents at end of the
 year...................................   557,849   594,215   270,943  213,499

-------
* Translation of amounts from euro ("(Euro)") into US dollars ("$") has been made solely for the convenience of the reader at the noon buying rate of
  (Euro)1 = $0.9388 on December 29, 2000

  The consolidated statements of cash flows have been prepared in French francs and translated into euro using the fixed exchange rate as of January 1, 1999 of
(Euro)1 = FF 6.55957.

  The accompanying notes are an integral part of these consolidated financial statements.

                       HAVAS ADVERTISING AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Thousands of Euro except per share amounts)

1. NATURE OF OPERATIONS

  Havas Advertising, a French corporation listed on the Paris Stock Exchange and on the Nasdaq National Market system, and its subsidiaries (the "Company" or "Havas Advertising") operate as a global advertising and communications group with a worldwide network that offers a complete line of communications services including general advertising, direct marketing, media planning and buying, corporate communications, sales promotion, product design, human resources, multimedia interactive communication and public relations. The Company operates throughout the world through its network of over 330 agencies located in over 65 countries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America.

  All figures are presented in thousands of euro, unless otherwise indicated. Consolidated financial statements have been prepared in French Francs and translated into euro using the official rate of 6.55957 Francs for one euro at January 1, 1999. Translation of amounts in euro ("(Euro)") into US dollar ("$") has been made solely for the convenience of the reader at the noon buying rate of (Euro)1 = $0.9388 as at December 29, 2000.

  Although the 1998 consolidated financial statements depict the same trends as would have been shown had they been presented in French francs, they may not be directly comparable to the financial statements of other companies that have also been restated in euro. Prior to the adoption of the euro, the currencies of other countries fluctuated against the French franc, but because the euro did not exist prior to January 1, 1999, historical exchange rates for euro are not available. A comparison of the Company's financial statements and those of another company that had historically used a reporting currency other than the French franc that takes into account actual fluctuations in exchange rates could give a much different impression than a comparison of the consolidated financial statements and those of another company as translated in euro.

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  A summary of the Company's significant accounting policies is described below:

2.1. Principles of Consolidation

  Companies over which the Company has direct or indirect control of more than 50% of the outstanding voting shares have been consolidated.

  Companies over which the Company is able to exercise a significant influence have been accounted for using the equity method.

  All significant intercompany balances and transactions have been eliminated.

2.2. Foreign Currency Translation

  The balance sheets of foreign subsidiaries are converted into French francs at year-end exchange rates and their income and cash-flows statements are converted at average rates for the year. Differences arising on translation are recorded as a separate component of shareholders' equity.

                       HAVAS ADVERTISING AND SUBSIDIARIES

                  (Thousands of Euro except per share amounts)


2.3. Revenue Recognition

  Net revenues include commissions for placement of advertising in various media and fees for advertising consulting services and production of advertisements. Commissions are recognized when advertising is placed. Fees for advertising consulting services and production are respectively recognized when the services are rendered and when products are delivered to the customer.

2.4. Cash and cash equivalents

  Cash and cash equivalents consist of cash and highly liquid investments with an original maturity of three months or less.

2.5. Costs billable to clients

  Costs billable to clients generally correspond to production costs of advertisement and generally include only the cost of external purchases.

2.6. Property and Equipment

  Property and equipment are carried at historical cost. Depreciation is calculated either on a straight-line basis or using the declining-balance method over the estimated useful life of the respective asset. Assets acquired under capital lease agreements are capitalized and amortized on a straight line basis.

2.7. Goodwill and Other Intangible Assets

  Goodwill corresponds to the excess of the acquisition cost of subsidiaries over the fair value of the related assets acquired and liabilities assumed. Goodwill is amortized, using the straight-line method, over 40 years.

  Other intangibles consist mainly of trademarks and customer lists, which are amortized over their estimated useful life using the straight-line method.

  Goodwill and other intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable; such carrying amounts are compared with the undiscounted agencies' projected future earnings before interest and after tax over the related assets economic lives.

2.8. Pension, Retirement and Post Employment Obligations

  In accordance with the laws and practices of each country, the Company participates in various employee benefit plans offering pensions, retirement, termination and death and disability benefits.

  Pension plans include flat benefit, final pay plans and multi-employer plans. For defined contribution plans and multi-employer plans, pension expenses correspond to the contributions payable. For defined benefit pension plans, pension costs are determined using the projected unit credit method.

  Individual employment contracts, collective bargaining agreements and statuts in certain countries where the Company operates generally provide for severance indemnities in the event of involuntary employee terminations.

                       HAVAS ADVERTISING AND SUBSIDIARIES

                  (Thousands of Euro except per share amounts)

  Indemnities may range from generally several months to, for certain key employees, several years of the related employee's annual salary. Those severance indemnities that are provided for by collective bargaining agreement or statuts generally accumulate and when they are probable and can be reasonably estimated they are accrued ratably over the service period. Those severance indemnities that are allowed through individual contracts generally do not vest, nor accumulate and are therefore accrued when the decision to sever the individual is made. Key employees are also generally subject to non-compete agreements.

2.9. Income Taxes

  In accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", deferred tax assets and liabilities are recorded based on differences between the financial reporting and the tax basis of assets and liabilities and measured by applying enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized.

2.10. Foreign Currency Transactions

  Foreign currency transactions are converted at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are converted at the respective exchange rates prevailing at balance sheet date. Exchange gains and losses are included under other financial income.

2.11. Stock Options

  The Company accounts for its stock-based compensation plans using the provision of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees". Pro forma disclosure of net income (loss) and earnings per share is presented in Note 10 as if the fair value based accounting method in the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") had been used.

2.12. Warrants

  Warrants to acquire or subscribe Havas Advertising shares issued for no consideration to all existing shareholders are not recognized in the accompanying financial statements. Their effect on diluted earnings per share is described in Note 14.

2.13. Concentration of Credit Risk

  The Company provides advertising and communications services to a wide range of clients who operate in many different industry sectors around the world. The Company grants credit to all qualified clients, but does not believe it is exposed to any undue concentration of credit risk related to either a specific country or customer.

2.14. Recently Issued Accounting Pronouncement

  In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. In June 1999, the FASB issued Statement No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133. In June 2000, the FASB issued Statement 138, Accounting for Certain Derivative Instruments and Certain Hedging Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133. Statement 133, as amended, ("Statement 133") establishes accounting and reporting standards requiring that every derivative instrument (including certain

                      HAVAS ADVERTISING AND SUBSIDIARIES

                 (Thousands of Euro except per share amounts)

derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. Statement 133 requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that reporting companies must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

  Statement 133, as amended, is effective for fiscal years beginning after June 15, 2000. Reporting companies may also implement Statement 133 as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998, and thereafter). However, Statement 133 cannot be applied retroactively. Statement 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid instruments. With respect to hybrid instruments, reporting companies may elect to apply Statement 133 to (1) all hybrid instruments, (2) only those hybrid instruments that were issued, acquired, or substantially modified after December 31, 1997, or (3) only those hybrid instruments that were issued, acquired, or substantially modified after December 31, 1998.

  Effective January 1, 2001, the Company adopted Statement 133 with respect to hybrid instruments that were issued, acquired, or substantially modified after December 31, 1998.

  While the impact of adopting Statement 133 is not expected to be material to the Company, it could prospectively increase volatility in earnings and other comprehensive income.

  Currently, the Company hedges intra-group loans denominated in foreign currency with forward contracts. Special accounting for qualifying hedges under Statement 133 is not applicable to such transactions and such forward contracts will be accounted for on a marked to market basis.

  As more fully described in Note 8, the Company entered into a combined interest and currency swap (the "CIRCUS"), which is accounted for as a hedge instrument of a deposit in US dollars. Under Statement 133, the CIRCUS will be accounted for on a marked to market basis.

  Media Planning Group (an equity investee of the Company) hedges variable debt with a compound interest rate swap that contains a written option component. Under current GAAP, the Company accounts for the swap like a hedge of the underlying debt and records interest expense using the revised interest rate. Under Statement 133, the compound swap will no longer qualify as a hedging instrument because of its written option component. If Statement 133 had been applied at December 31, 2000, changes in fair value of the compound swap would increase the Company's assets by 401 with an offsetting amount recorded in reported earnings.

3. ACQUISITIONS

3.1. Acquisitions in 2000

  On September 27, 2000, the Company acquired all of the outstanding shares of SNC common stock of Snyder Communications, Inc., a U.S. company. All outstanding shares of SNC common stock of Snyder Communications, which consisted of 73,487,270 shares, were exchanged for 100,751,047 Havas Advertising American Depositary Shares, or ADSs. The Company issued 100,751,047 shares, for a total amount of approximately 2,058,345, in connection with this acquisition. No shares of Circle.com common stock of Snyder Communications, representing the Internet services business unit of Snyder Communications, were exchanged for Havas Advertising ADSs in connection with this acquisition.

                       HAVAS ADVERTISING AND SUBSIDIARIES

                  (Thousands of Euro except per share amounts)

  The total purchase price, including acquisition costs, amounted to 2,149,788. The Company has allocated the purchase price to the assets and liabilities acquired using its best judgment as to their respective fair values as of the date of the acquisition. The Company is in the process of obtaining a fair market valuation to determine the appropriate values of other intangibles such as trade names, workforce and customer lists from an independent valuation firm. At that time, the Company has estimated that an amount of approximately 338,900 will be attributed to such other intangibles to be amortized over a period of 10 years, generating a deferred tax liability of 135,560. The residual goodwill has been allocated between the SNC and Circle.com, two separate business units of Snyder Communications, for an amount of 1,862,272 and 17,019, respectively, based on the relative market capitalization of SNC common stock and Circle.com common stock at September 22, 2000, and is amortized over 40 years for SNC and 7 years for Circle.com.

  The acquisition added 210,644 to Havas Advertising's 2000 net revenues.

  Besides the acquisition described above, during 2000, the Company completed acquisitions of more than 35 small and medium size business entities in the U.S., Europe and Asia, most of which specialized in marketing services.

  Total consideration for these additional acquisitions was 210,423 in cash, resulting in 163,380 goodwill amortized over 40 years. As a result of these additional acquisitions, 136,014 was added to the Company's 2000 net revenues.

3.2. Acquisitions in 1999

  During 1999, the Company completed two principal acquisitions in the U.S. These acquisitions were accounted for under the purchase method of accounting.

  The Company acquired 100% of the outstanding shares of JORDAN McGRATH CASE & PARTNERS INC., a U.S. company that specializes in general advertising and healthcare communications. JORDAN McGRATH has been fully consolidated since January 1, 1999.

  The Company also acquired 100% of the outstanding shares of DEVON DIRECT MARKETING AND ADVERTISING, INC., a U.S. company specialized in marketing services. DEVON DIRECT has been fully consolidated since July 1, 1999.

  Total consideration paid in cash for these two acquisitions amounted to 88,551, resulting in additional goodwill of 86,817 which will be amortized over 40 years.

  These acquisitions completed in the United States during 1999 contributed 53,120 to the Company's 1999 net revenues.

  In June 1999, the Company acquired all of the outstanding shares of LOPEX Plc, a UK based marketing services and public relations firm, pursuant to a public tender offer in cash valuing LOPEX Plc at approximately (Euro)100 million ((Pounds) 66 million). The acquisition was accounted for as a purchase as of July 1, 1999. The total purchase price, including acquisition costs, was approximately 110,785, resulting in 120,468 of goodwill that will be amortized over 40 years. This acquisition added 35,050 to Havas Advertising's 1999 net revenues.

  Besides the three acquisitions described above, during 1999, the Company completed acquisitions of 40 small and medium size business entities in the U.S., Europe, Asia and Latin America, most of which specialized in marketing services.

                       HAVAS ADVERTISING AND SUBSIDIARIES

                  (Thousands of Euro except per share amounts)


  Total consideration for these additional acquisitions was 56,096 in cash, resulting in 56,404 goodwill amortized over 40 years. These additional acquisitions have added 48,837 to the Company's 1999 net revenues.

  The following table presents unaudited pro forma financial information as if the 1999 and 2000 business combinations had been consummated at January 1st of each of the periods.

                                                      Years ended December 31,
                                                      --------------------------
                                                          2000          1999
                                                      ------------  ------------
                                                      (In Euro 000's except per
                                                           share amounts)
                                                             (unaudited)
   Pro forma Revenues................................    2,268,547     1,923,828
   Pro forma Net Income (Loss).......................      (40,813)       50,946
   Pro forma basic earnings per share (1)............        (0.16)         0.21
   Pro forma diluted earnings per share (1)..........        (0.16)         0.20

--------
(1)  Reflects the effect of May 2000 stock split (see Note 14)

  Most of the acquisitions, with the exception of the acquisition of Snyder Communications, specify contingent payments. Most of them will be accounted for as compensation arrangements as described in Note 9. As a result, the contingent payments will be treated as additional purchase price when the conditions are met. Several provide for contingent payments that will be treated as additional purchase price when the contingency is resolved.

4. MARKETABLE SECURITIES

  In accordance with the Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," available-for-sale securities are reported at fair value with unrealized gains and losses, net of tax, included as a separate component of shareholders' equity.

  As of December 31, 1999, available-for-sale securities stated at market value included gross unrealized gains of 844. The Company's marketable securities consist primarily of mutual fund investments and any gains and losses are determined using the specific identification method.

  As of December 31, 2000, available-for-sale securities stated at market value included gross unrealized losses of 306. The Company's marketable securities consist primarily of mutual fund investments and any gains and losses are determined using the specific identification method which was reflected in income statement under financial expense.

5. PROPERTY & EQUIPMENT, NET

  Property and equipment are comprised of the following:

                                                              As of December
                                                                    31,
                                                    Useful   ------------------
                                                    lives      2000      1999
                                                  ---------- --------  --------
   Land..........................................        --     7,573     7,579
   Buildings.....................................   25 years  101,986    51,220
   Furniture, fixtures and equipment............. 5-10 years  435,906   254,830
                                                             --------  --------
                                                              545,465   313,629
   Less: Accumulated depreciation................            (279,509) (180,822)
                                                             --------  --------
                                                              265,956   132,807
                                                             ========  ========

                       HAVAS ADVERTISING AND SUBSIDIARIES

                  (Thousands of Euro except per share amounts)

  Depreciation expense amounted to 61,911, 37,790 and 28,750 for the years ended December 31, 2000, 1999 and 1998, respectively.

  Certain land and buildings (0 and 18,694 as of December 31, 2000, and 1999, respectively) may not be disposed of without the prior approval of a bank.

6. GOODWILL AND OTHER INTANGIBLES ASSETS, NET

  Goodwill and other intangibles consist of the following:

                                                            As of December 31,
                                                            -------------------
                                                              2000       1999
                                                            ---------  --------
   Goodwill................................................ 2,945,406   904,809
   Patents and licenses....................................    11,522     7,667
   Other intangibles.......................................   320,185       --
   Trademarks..............................................    14,330    14,330
                                                            ---------  --------
                                                            3,291,444   926,806
     Less: Accumulated amortization........................  (208,507) (157,757)
                                                            ---------  --------
                                                            3,082,937   769,049
                                                            =========  ========

  In 2000, 1999 and 1998, goodwill and other intangible assets amortization expense amounted to 49,360, 20,558 and 16,103, respectively.

7. EQUITY INVESTMENTS

                              2000       2000        2000         1999        1999
                            --------- ---------- ------------- ---------- -------------
                            Ownership Investment Equity in net Investment Equity in net
                            interest    amount   income (loss)   amount   income (loss)
                            --------- ---------- ------------- ---------- -------------
   Media Planning Group....     45%     44,437       8,228       40,988       5,036
   Data Force..............    N/A         --          --         3,975        (711)
   Others..................              5,438         969        4,318         255
                                        ------       -----       ------       -----
     Equity investments....             49,875       9,197       49,281       4,580

  In 1999, the shareholders (the "Previous Shareholders") of Media Planning, S.A. (a Spanish corporation) and Havas Advertising signed an Agreement to combine their respective media planning and buying activities. Havas Advertising businesses included subsidiaries and operations located in France, United-Kingdom, the Netherlands, the United States of America, Italy and Spain while Media Planning, S.A.'s operations were mainly located in Spain, Portugal and Latin America. The business combination transaction was completed on October 5, 1999 when Havas Advertising contributed its media planning and buying businesses (the "Contributed Business") to Media Planning Group (a Spanish corporation) for a 45% interest in that company, the Previous Shareholders retaining a 55% interest in the company. A shareholders agreement governs the relationships between the Previous Shareholders and Havas Advertising and the governance of Media Planning Group. Havas Advertising also agreed to compensate Media Planning Group for the loss, if any, of certain clients provided that the loss takes place before December 31, 1999. The expected cost to the Company, based upon the formula provided in the agreement, is approximately (Euro)8 million and has been recorded as a liability as of December 31, 1999.

  For accounting purposes the transaction was treated as an exchange of similar assets and, at the date of the business combination transaction, the investment in Media Planning Group was accounted for at the carryover

                       HAVAS ADVERTISING AND SUBSIDIARIES

                  (Thousands of Euro except per share amounts)

basis cost of the underlying assets and liabilities of the Contributed Business plus transaction direct costs and the contingent consideration described above ((Euro)36 million); the excess of Havas Advertising 45% equity in Media Planning Group ((Euro)37 million) over such historical cost is being amortized over a 16 year period based on the expected useful life of underlying assets in the equity investee. Media Planning Group accounted for the acquisition of the Contributed Business under the purchase method and preliminarily allocated the excess of purchase price over the net assets acquired ((Euro)131 million) to customer base as an intangible asset amortized over 12.5 years in the amount of
(Euro)103 million, related deferred tax liability in the amount of (Euro)36 million and residual goodwill amortized over 20 years in the amount of (Euro)64 million. The accompanying financial statements include the accounts of the Contributed Business until the date of the business combination transaction and a 45% interest in Media Planning Group from that date until December 31, 1999.

  The transaction may be summarized as follows (all amounts in Euro millions):

    Media Planning Group, post acquisition:
    Media Planning Group's purchase cost of Havas Advertising
     net assets received as a contribution from Havas
     Advertising.............................................. 138 (a)
    Less: Havas Advertising net assets (excluding goodwill in
     Havas Advertising books).................................  (7)
                                                               ---
    Step-up recognized in Media Planning Group financial
     statements............................................... 131
                                                               ---
    Capital increase subscribed by Havas Advertising..........   3 (b)
    Media Planning Group net assets (before combination)......  21 (c)
                                                               ---
    Media Planning Group equity post acquisition.............. 162 (a)+(b)+(c)
                                                               ---
    Havas Advertising share in Media Planning Group (45%).....  73 (d)
    Media Planning Group investment account in Havas
     Advertising books:
    Net assets at carryover cost (including net goodwill in
     Havas Advertising books for 17)..........................  24
    Capital increase subscribed in Media Planning Group.......   3
    Transaction costs.........................................   1
    Contingent consideration..................................   8
                                                               ---
    Total.....................................................  36 (e)
    Negative goodwill.........................................  37 (d)-(e)
                                                               ---

  For tax purposes the transaction is taxable but the payment of the related tax is deferred until the investment is disposed of and will be determined as described hereafter. If the sale takes place after a five-year period the gain will be computed on the basis of the tax bases at contribution date (historical cost) and should approximate to (Euro)19 million using tax rate prevailing at merger date. However, the Company might reduce that amount if the long-term capital loss carryforward (the "Long-Term Carryforward") currently available has not expired or been used; assuming a maximum utilization of the Long-Term Carryforward, such tax would be reduced to (Euro)13 million using tax rates at the date of the business combination transaction. If the sale takes place within five years the tax that would have been payable at the date of the business combination transaction would become immediately payable with late payment penalties computed as if the tax had been due at the date of the business combination transaction. Such amount could be reduced because of the existence of the Long-Term Carryforward if, meanwhile, they have not been used. Any loss on the sale would give rise to a tax deduction at the time of the sale.

  Havas Advertising has granted jointly to the Previous Shareholders a put option on their Media Planning Group shares. The strike price will be based upon the market price as defined in the agreement (the "Market

                       HAVAS ADVERTISING AND SUBSIDIARIES

                  (Thousands of Euro except per share amounts)

Price") plus a control premium of 20%, increased to 30% if a Competitor (as defined in the contract) acquires a larger interest in Havas Advertising than Havas SA (presently the largest Havas Advertising shareholder). The put option may be exercised during the July 1--September 30, 2001 period and April 1--June 30 period of the years 2002 to 2007 and upon certain events including change in control of Havas Advertising involving a Competitor, proposed unwinding of the Media Planning Group transaction by certain shareholders (which would involve the allocation of the business, assets and liabilities of the Media Planning Group to its shareholders) and acquisition, under certain circumstances, by Havas Advertising of shares resulting in Havas Advertising owning 51% of all Media Planning Group shares and disposition by Havas Advertising of Euro RSCG network agencies (the Company's main advertising network).

  In addition, Media Planning Group has a right to acquire any of the remaining media planning and buying assets of Havas Advertising. In the event this right is exercised, the price to be paid by Media Planning Group is to be agreed upon by the parties or referred to an independent expert.

  Media Planning Group is reporting in accordance with generally accepted accounting principles in Spain.

  The summarized financial information presented under Spanish GAAP relating to Media Planning Group as of December 31, 2000 and 1999, for the year ended December 31, 2000, and for the period from the date of the business combination transaction to December 31, 1999 is presented below:

                                                                2000     1999
                                                              --------- -------
   Earnings data
   Net sales................................................. 1,666,066 426,982
   Income from operations....................................    34,213  12,894
   Net income................................................    19,042   9,511
   Balance sheet data
   Current assets............................................   949,584 824,211
   Noncurrent assets.........................................   190,401 191,649
   Current liabilities.......................................   909,036 790,763
   Noncurrent liabilities....................................    13,082  11,450
   Equity....................................................   217,867 213,647

  The undistributed earnings relating to equity investments and included in consolidated retained earnings amounts to 6,891 and 5,036 at December 31, 2000 and 1999, respectively.

8. CONVERTIBLE BONDS AND LONG-TERM AND SHORT-TERM BORROWINGS

  Convertible Bonds

  On December 22, 2000, the Company received net proceeds of (Euro)695.0 million from the issuance of 708,848 of its bonds which are convertible and/or exchangeable into new and/or existing shares of the Company. The bonds are due January 1, 2006 and have a coupon rate of 1% per year, with a gross yield at maturity of 4.25% and an implicit interest rate, including issue costs, of 4.67%. Each bond may be converted by the holder into one Havas Advertising share, which may, at the Company's option, be a newly-issued share, a treasury share, or a combination thereof.

  On February 12, 1999, the Company issued 2.18% implicit interest rate convertible bonds due to mature on January 1, 2004 with an aggregate principal amount of 230,000. The bonds are convertible into shares of Havas Advertising at the option of the holder. Under the conversion terms of the bonds, the bonds may be

                       HAVAS ADVERTISING AND SUBSIDIARIES

                  (Thousands of Euro except per share amounts)

tendered for conversion into Havas Advertising common share at a conversion price of 188 per share. At December 31, 2000 bonds totaling 759,390 have been converted into 15,187,800 shares.

  Long-Term Borrowings

  Long-term borrowings consist of the following:

                                                             As of December
                                                                   31,
                                                             ----------------
                                                              2000     1999
                                                             -------  -------
   US dollar denominated bank loans, at primarily variable
    rates ranging from 6.9% to 9.5%, due 2001 to 2006.......  95,967  112,219
   British pound denominated bank loans, at primarily fixed
    rates from 8.3% to 11.0%, due 2000 to 2002..............     --       404
   Deutsche mark denominated bank loans, at primarily
    variable rates ranging from 4.4% to 9.7%, due 2001 to
    2002....................................................     409    2,659
   Convertible bonds of a subsidiary (Evelink plc) with a
    fixed rate of 7.6%(a)...................................  64,092      --
     Less: Sales forward agreement on Evelink shares(a)..... (41,415)     --
                                                             -------
   Other--weighted average interest 6.4%....................   4,225    3,328
                                                             -------  -------
                                                             123,278  118,610
     Less: Current maturities of long-term borrowings....... (24,719) (28,213)
   Long-term borrowings.....................................  98,559   90,397
                                                             =======  =======

--------
(a) Convertible bonds of Evelink Plc

  On January 19, 2000, Evelink plc, an indirect, wholly owned subsidiary of the Company, issued a (Euro)64.1 million convertible bond (the "Evelink Bonds") due July 19, 2007 to Banque Nationale de Paris S.A. The Evelink Bonds bear interest at the rate of 7.6% per annum and is convertible at any time from January 19, 2000 until January 19, 2007 into ordinary shares of Evelink plc at the option of the holder. In addition, Evelink plc issued a warrant to Banque Nationale de Paris S.A. authorizing the holder of the warrant, upon payment of (Euro)64.1 million, to purchase from Evelink plc 117,131 ordinary shares of Evelink plc on January 19, 2007. The right to purchase such ordinary shares under the warrant will lapse in the event that the conversion right of the Evelink Bonds are exercised.

  On the same date, Havas Advertising International S.A., a wholly owned subsidiary of the Company, and Banque Nationale de Paris S.A., as the initial holder of the bond, entered into a Forward Sale Agreement under which Havas Advertising International S.A. paid (Euro)41.4 million to Banque Nationale de Paris S.A. for the future purchase of the same number of Evelink plc ordinary shares as issuable on conversion of the Evelink Bonds.

  In the absence of a right of setoff, the Evelink Bonds and the investment of
(Euro)41.4 million resulting from the Forward Sale Agreement is presented separately in the table above. The interest expense related to the Evelink Bonds is determined using the net proceeds ((Euro)24.0 million) as a basis for applying the effective rate of 7.605%. Such net proceeds are presented under proceeds from borrowing in the consolidated statements of cash flow.

  In 1999, a U.S. subsidiary of the Company borrowed $30 million ((Euro)31 million) from an international bank (the "Bank"). In connection with this loan, Havas Advertising agreed with the Bank to make a deposit in the same amount to allow the subsidiary to borrow the funds. The deposit has been classified as restricted

                       HAVAS ADVERTISING AND SUBSIDIARIES

                  (Thousands of Euro except per share amounts)

deposits under "Other assets" (32,241 as converted at spot rate at the closing date for the loan) in the balance sheet as of December 31, 2000 (29,865 as of
1999). The terms of the agreement call for the deposit and debt to mature simultaneously in six equal annual installments from June 4, 2001 to June 5, 2006. The debt bears interest at LIBOR plus a margin and interest on the deposit is at LIBOR less a margin. Havas Advertising entered into a CIRCUS with the Bank with the effect of transforming this US dollar deposit into a French franc deposit of 187,800 (28,630) at Euribor less a margin. The CIRCUS maturities match exactly those of the deposit both in terms of dates, currency and amounts. As of December 31, 2000, an exchange loss on the CIRCUS was recorded under "Other liabilities" for 3,611 (1,235 as of 1999) which is equal to the unrealized exchange gains on the deposit.

  Future minimum payments as of December 31, 2000, on long-term borrowings, excluding capital leases, are as follows:

     Year                                                                2000
     ----                                                               -------
     2001..............................................................  24,719
     2002..............................................................  24,705
     2003..............................................................  20,206
     2004..............................................................  20,364
     2005..............................................................  15,021
     Thereafter........................................................  18,263
                                                                        -------
                                                                        123,278
                                                                        -------
     Less: Current maturities.......................................... (24,719)
                                                                        -------
                                                                         98,559
                                                                        =======

  Short-Term Borrowings

  Included in short-term borrowings in the amounts of 56,880 and 38,579 at December 31, 2000 and 1999, respectively, are primarily borrowings by subsidiaries under the terms of various short-term borrowing arrangements. The weighted-average interest rate on these short-term borrowings outstanding at December 31, 2000 and 1999, was 7.0% and 5.6%, respectively. Also included in short-term borrowings in the amounts of 127,581 and 100,728 at December 31, 2000 and 1999, respectively, are overdraft amounts resulting from various lines of credit of subsidiaries. These overdraft amounts bear interest at the prevailing market rates in the countries of the subsidiaries. In the aggregate, the Company had unused lines of credit available under short term and overdraft borrowing arrangements carrying interest at prevailing market rate of 70,011 and 63,659 at December 31, 2000 and 1999, respectively.

  Covenants

  The Company's borrowings require certain subsidiaries to meet restrictive covenants related to total borrowing levels at either the subsidiary level or country level. However, the Company guarantees significant loans of subsidiaries. Covenants on Company debt include total borrowing levels in some countries and minimum shareholders' consolidated equity, among others. At December 31, 2000, the US subsidiary, EWDB North America Inc., did not meet the financial covenants for one credit facility due to the level of debt involved in the acquisition of Snyder Communications. However, the issuing bank agreed to a provisory non-appliance of the covenants and has committed to issue a waiver of default. As of December 31, 2000, the Company was in compliance with all other debt covenants related to the above borrowings.

  As of December 31, 1999, the Company was in compliance with all debt covenants related to the above borrowings.

                       HAVAS ADVERTISING AND SUBSIDIARIES

                  (Thousands of Euro except per share amounts)


9. COMPENSATION TO SHAREHOLDERS OF ACQUIRED BUSINESSES

  In connection with business combinations the Company enters into agreements with some or all selling shareholders (the "Agreements") that generally provide for the payment of contingent consideration based upon a multiple of future earnings and conditioned by their continuing employment ("Earn-Out"). Their rights to such contingent consideration are generally partially or totally forfeited if they leave the Company at the Agreements dates or before certain future dates. EITF consensus on issue No. 95-8 requires that in such circumstances the amount paid in excess of what the selling shareholders would get if they left the Company at the Agreements dates be recorded as compensation expense. The amounts recorded in each of the periods presented have been determined on the basis of the earnings formula upon which the contingent consideration is based and allocated on a straight-line basis over the period the employees are required to stay with the Company to obtain the maximum amount of the Earn-Out. Estimates used in connection with such computations are based upon the latest available earnings data and the related formulas and are revised every year.

   In case of partial acquisitions the purchase contracts (the "Purchase Contracts") generally include put and call agreements to buy the remainder of the equity at some future date (the "Buy-Out"). The price for the Buy Out is generally based upon a multiple of future earnings (the "Formula") and conditioned by the continuing employment of the related shareholders (the "Minority Shareholders"). The Company accounts for these arrangements as restricted stock plans. The Formula is applied at the end of every period on the basis of latest available earnings data and any amount in excess of what the employee would get if he left the company at the Purchase Contract dates is treated as compensation expense, which is allocated to every period presented under a method similar to the one used for Earn-Out Provisions. The share in the earnings of the related subsidiaries attributable to the Minority Shareholders, included in such amounts, is presented as "Minority interests".

  Compensation expense related to the arrangements described above were:

                                                           2000   1999   1998
                                                          ------ ------ ------
   Earn out..............................................  3,858 10,250  4,088
   Buy out............................................... 17,962 16,305  9,295
                                                          ------ ------ ------
     Total............................................... 21,820 26,555 13,383
                                                          ====== ====== ======
   Recorded as Compensation to shareholders of acquired
    businesses........................................... 16,363 17,442  6,725
   Recorded as Minority interests........................  5,457  9,113  6,658

  As of December 31, 2000, the contingent payments expected to be made based upon the assumptions used for the determination of compensation expense amounted to approximately 55,687, of which 38,086 are accrued as of the same date.

  As of December 31, 1999, the contingent payments expected to be made based upon the assumptions used for the determination of compensation expense amounted to approximately 63,459, of which 29,835 are accrued as of the same date.

  For tax purposes the above expenses are generally included as part of the purchase price of the related subsidiary. The tax effect of this excess of the tax basis over the financial reporting basis is not recognized until the disposition of such subsidiaries.

                       HAVAS ADVERTISING AND SUBSIDIARIES

                  (Thousands of Euro except per share amounts)


10. EMPLOYEE STOCK OPTION PLANS

  The statuts of the Havas Advertising stock option plan for the years ended December 31, 2000 (with the except of options issued in connection with Snyder acquisition which are separately disclosed below) and 1999 is as follows. All share and per share figures are presented after giving effect to the May 2000 stock split (see Note 21).

                                         Years ended December 31,
                             ---------------------------------------------------
                                       2000                      1999
                             ------------------------- -------------------------
                                           Weighted                  Weighted
                               Shares    Average Price   Shares    Average Price
                             ----------  ------------- ----------  -------------
   Outstanding at the
    beginning of the year..  14,227,380       5.51     14,370,080       4.37
     Options granted.......   5,241,620      19.99      2,075,220      11.52
     Options exercised.....  (2,350,920)      4.00     (2,197,680)      3.70
     Options forfeited.....                    --         (20,240)      4.47
                             ----------                ----------
   Outstanding at the end
    of the year............  17,118,080      10.15     14,227,380       5.51
                             ==========                ==========
   Exercisable at the end
    of the year............   4,721,120       7.18      5,532,420       4.52
                             ==========                ==========
   Weighted-average fair
    value of options
    granted................                   7.91                      5.89


  The following table summarizes information about fixed stock options outstanding at December 31, 2000:

                       Number     Weighted-average Exercise price    Number
     Exercise        outstanding     Remaining       Weighted-     exercisable
      Prices        at 12/31/2000 Contractual life    average     at 12/31/2000
     --------       ------------- ---------------- -------------- -------------
      3.35........        8,120      1.2 years          3.35            8,120
      3.34........    1,170,720        2 years          3.34        1,170,720
      4.23........    1,351,340        3 years          4.23        1,351,340
      4.61........    6,000,000      3.5 years          4.61              --
      6.35........    1,295,060        4 years          6.35          765,060
      7.63........      710,220      5.1 years          7.63          710,220
      9.10........      300,000      5.5 years          9.10          100,000
     10.85........      200,000      5.7 years         10.85           66,660
     15.70........      841,000      5.9 years         15.70          149,000
     27.65........      888,120      6.2 years         27.65              --
     25.00........      400,000      6.4 years         25.00          400,000
     17.76........    3,953,500      6.8 years         17.76              --
                     ----------                                     ---------
                     17,118,080                                     4,721,120
                     ==========                                     =========

  As a result of the acquisition of all SNC common stock of Snyder Communications, all SNC options outstanding on September 26, 2000 were converted into options to purchase Havas Advertising shares. Each SNC options was converted to 1.371 Havas Advertising options, the same ratio used to exchange SNC common stock for the Company's ADSs.

                       HAVAS ADVERTISING AND SUBSIDIARIES

                  (Thousands of Euro except per share amounts)


  A summary of the Company's option activity within the Amended Stock Plan, for the period from September 26, 2000 through December 31, 2000, is set forth below:

                                                       Weighted    Weighted
                                          Options      Average      Average
                                        Outstanding    Exercise    Exercise
                                            2000      Price 2000  Price 2000
                                       -------------- ---------- -------------
                                       (In Thousands)  (In USD)  (In Euro) (1)
   Outstanding at Beginning of year...       --           --           --
     Exchanged at September 26, 2000
      SNC Merger date.................     9,495        11.23        11.96
     Exercised........................      (514)        7.61         8.11
     Forfeited or expired.............      (249)       10.34        11.01
                                           -----        -----        -----
   Outstanding at End of year.........     8,732        11.47        12.22
                                           =====        =====        =====
   Exercisable at end of year.........     3,530        11.28        12.02
                                           =====        =====        =====
   Weighted-average fair value of
    options exchanged.................                   8.05         8.58

--------
(1) Converted for convenience at (Euro)1 = $0.9388

  The Havas Advertising options outstanding at December 31, 2000 have exercise prices that range from $0.01 to $18.55. The weighted average remaining contractual life on the Havas Advertising options outstanding at December 31, 2000 is 7.56 years.

  The compensation expense related to Havas Advertising stock-based compensation is presented under "Stock Based Compensation" and amounted to 5,340, 1,258 and 14,252 in 2000, 1999 and 1998, respectively.

  In addition, certain subsidiaries have granted stock options to some of their employees on their own stocks. The strike is usually based on a multiple of current earnings at the award date (the "Multiple"). Such options are generally exercisable five to seven years after award date and require continuing employment. The parent companies of such subsidiaries have the option to buy back the shares if and when acquired by the employees and the employees have the option to put these shares to such parent companies. The buyback price is generally based upon the multiple applied to the earnings level when the option is exercised. The employees are required to put the shares when they leave the Company. Under US GAAP, such plans are performance plans and variable plan accounting is required. Accordingly the Company makes an interim measurement of compensation on the basis of the formula price at the end of each period based upon the most recent available earnings data and allocates such costs to expense over the period from award date to exercise date. As of December 31, 2000, 1999 and 1998, accrued compensation related to such plans amount to 2,818, 5,622 and 7,099, respectively. The related compensation recorded for the years ended December 31, 2000, 1999 and 1998 amounted to (580), 3,367 and 2,148, respectively and is presented under "Stock Based Compensation".

  The effect of the measurement of compensation in accordance with FASB Statement No. 123 on the Company's net income and earnings per share is as follows:

                                                           2000   1999   1998
                                                          ------ ------ -------
     Net income, as reported............................. 29,408 25,225 (11,245)
     Net income, pro forma............................... 12,268 14,250  (7,459)
     Basic EPS, as reported..............................   0.16   0.18   (0.09)
     Basic EPS, pro forma................................   0.07   0.10   (0.06)
     Diluted EPS, as reported............................   0.15   0.16   (0.09)
     Diluted EPS, pro forma..............................   0.07   0.10   (0.06)

                       HAVAS ADVERTISING AND SUBSIDIARIES

                  (Thousands of Euro except per share amounts)


  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model using the following assumptions:

                                                             2000       1999
                                                           ---------  ---------
     Expected life (in years).............................         7          7
     Risk-free interest rates............................. 5.48/5.22% 3.65/4.86%
     Expected dividend yield..............................      0.85%      1.18%
     Expected volatility..................................        30%        30%

11. PENSIONS AND OTHER BENEFITS

  In accordance with the laws and practices of each country, Havas Advertising participates in employee benefits pension plans offering death and disability, retirement and special termination benefits. Those plans provide benefits of various types from flat currency amounts per year of service to final pay plans integrated with social security and multi-employer plans.

  For defined contribution plans, expenses correspond to the contributions paid. For defined benefit pension plans, accruals and prepaid expenses are determined using the projected unit credit method.

  Disclosures in accordance with SFAS 132 are as follows:

                                                  Pension           Other
                                                 Benefits         Benefits
                                              ----------------  --------------
                                               2000     1999     2000    1999
                                              -------  -------  ------  ------
   Change in benefit obligation
   Benefit Obligation at beginning of the
    year....................................  (50,869) (12,011) (8,627) (9,045)
   Service cost.............................   (1,868)    (450)   (657)   (553)
   Interest cost............................   (3,407)  (1,460)   (343)   (272)
   Plan participants contributions..........     (377)    (177)    --      --
   Acquisition/disposal.....................  (28,027) (37,991)   (245)  1,122
   Actuarial gain (loss)....................     (119)     547   5,666     --
   Benefits paid............................      830      673      80     121
   Others (foreign currency translation)....      232
                                              -------  -------  ------  ------
   Benefit Obligation at end of the year....  (83,605) (50,869) (4,126) (8,627)
   Change in plan assets....................
   Fair value of plan assets at beginning of
    the year................................   40,329      --      --      --
   Actual return on plan assets.............    2,676      917     --      --
   Company contributions....................      878      450     --      --
   Plan participants contributions..........      377      177     --      --
   Acquisition/disposal.....................   29,013     (466)    --      --
   Business combination.....................      --    39,251     --      --
   Benefits paid............................     (582)     --      --      --
   Octuarial loss (gain)....................     (186)     --      --      --
   Others (foreign currency translation)....     (239)     --      --      --
                                              -------  -------  ------  ------
   Fair value of plan assets at end of the
    year....................................   72,266   40,329     --      --
                                              =======  =======  ======  ======
   Funded statuts of the plan...............  (11,339) (10,540) (4,126) (8,627)
   Unrecognized actuarial loss..............       30     (788) (5,666)    --
   Unrecognized actuarial prior service
    cost....................................      --       --      --      --
   Unrecognized actuarial transition
    obligation..............................      --       --      --      --
                                              -------  -------  ------  ------
   (Accrued) prepaid benefit cost...........  (11,309) (11,328) (9,792) (8,627)
                                              =======  =======  ======  ======

                       HAVAS ADVERTISING AND SUBSIDIARIES

                  (Thousands of Euro except per share amounts)

  Actuarial assumptions have been determined by actuaries and were as follows:

                                                 Pension           Other
                                                Benefits         Benefits
                                             ----------------  --------------
                                              2000     1999     2000    1999
                                             -------  -------  ------  ------
   Discount rate............................    5.5%     4.0%    5.5%    4.0%
   Rate of compensation increase............    3.0%     3.0%    na      na
   Expected return on plan assets...........    6.5%     6.5%    na      na
                                                 Pension           Other
                                                Benefits         Benefits
                                             ----------------  --------------
                                              2000     1999     2000    1999
                                             -------  -------  ------  ------
   Annual cost
   Service cost.............................   1,868      450     657     553
   Expected interest cost...................   3,407    1,460     343     273
   Expected return on plan assets...........  (2,676)    (676)    --      --
   Amortization of unrecognized prior
    service cost............................     --       --      --      --
   Amortization of actuarial net loss
    (gain)..................................     --       --      --      --
   Amortization of net transition
    obligation..............................     --       --      --      --
   Curtailments/Settlements.................     --       --      --      --
                                             -------  -------  ------  ------
   Net periodic benefit cost................   2,599    1,234   1,000     826
                                             =======  =======  ======  ======

  Health care costs are assumed to increase (inflation excluded) by 4.2% in 2000, 3.9% in 2001 and 3.6% in 2002 and later.

  Amounts recognized in the statement of financial position:
                                                 Pension           Other
                                                Benefits         Benefits
                                             ----------------  --------------
                                              2000     1999     2000    1999
                                             -------  -------  ------  ------
   Accrued benefit liability................ (11,964) (12,020) (9,792) (8,627)
   Prepaid benefit cost.....................     655      692     --      --
                                             -------  -------  ------  ------
   Net amount accrued for................... (11,309) (11,328) (9,792) (8,627)
                                             -------  -------  ------  ------
   Accumulated other comprehensive income...     --       --      --      --
                                             -------  -------  ------  ------
   Net amount recognized.................... (11,309) (11,328) (9,792) (8,627)
                                             =======  =======  ======  ======

  Regarding the other benefits plans, a one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                      1-
                                                 1-Percentage-   Percentage-
                                                     Point          Point
                                                   Increase        Decrease
                                                 --------------  ------------
                                                  2000    1999   2000   1999
                                                 ------  ------  ----- ------
   Effect on total of service and interest cost
    components..................................   (195)   (305)  150     152
   Effect on the postretirement benefit
    obligation.................................. (1,223) (2,287)  961   1,829

12. INCOME TAX

  At December 2000 and 1999, the deferred tax assets and liabilities in the balance sheet were as follows:

                                                           For the Years ended
                                                              December 31,
                                                           ---------------------
                                                              2000       1999
                                                           ----------  ---------
   Deferred tax asset--Current............................     60,090    19,484
   Deferred tax asset--Noncurrent.........................    109,273    15,215
   Deferred tax liability--Current........................    (15,035)   (1,250)
   Deferred tax liability--Noncurrent.....................   (121,459)   (2,434)
                                                           ----------  --------
     Net deferred tax asset...............................     32,869    31,015
                                                           ==========  ========

                       HAVAS ADVERTISING AND SUBSIDIARIES

                  (Thousands of Euro except per share amounts)

  The Company's provision for income tax includes the following components:

                                                         For the Years ended
                                                             December 31,
                                                         ----------------------
                                                          2000    1999    1998
                                                         ------  ------  ------
   Current
     France............................................. 12,153  13,856  11,194
     State..............................................  1,707   3,173   1,241
     Foreign............................................ 41,522  23,255  14,180
                                                         ------  ------  ------
       Total............................................ 55,382  40,284  26,615
                                                         ------  ------  ------
   Deferred
     France.............................................  6,226  (3,266)  3,435
     State..............................................   (967)   (529)   (435)
     Foreign............................................  1,603   2,890   4,172
                                                         ------  ------  ------
       Total............................................  6,862    (905)  7,172
                                                         ------  ------  ------
   Provision for income tax............................. 62,244  39,379  33,787
                                                         ======  ======  ======

  The provision for income tax differs from the amount computed by applying the French income tax rate as a result of the following:

                                                        For the Years ended
                                                           December 31,
                                                       -----------------------
                                                        2000    1999    1998
                                                       ------  ------  -------
   Net income/(loss).................................. 29,408  25,225  (11,245)
   Minority interests.................................  9,954  15,515    9,270
   Provision for income tax........................... 62,244  39,379   33,787
   Equity in (earnings) losses of investees........... (9,197) (4,580)     203
                                                       ------  ------  -------
   Income before tax and equity in (earnings) losses
    of investees(1)................................... 92,409  75,539   32,015
                                                       ======  ======  =======
   Provision for income tax using rates of 38%, 40%
    and 41.67% in 2000, 1999 and 1998, respectively... 35,115  30,215   13,340
   Stock based compensation...........................  1,810   1,850    6,834
   Earn out--buy out compensation expense.............  6,218   6,977    2,802
   Non deductible goodwill amortization............... 12,894   7,379    8,235
   Other permanent differences........................  5,224  (5,055)   1,043
   Tax credits........................................    --      665       64
   Difference between French and foreign rates........    872   1,797   (1,346)
   Change in valuation allowance......................    111  (4,449)   2,815
                                                       ------  ------  -------
   Provision for income tax........................... 62,244  39,379   33,787
                                                       ======  ======  =======

--------
(1) Of which 26,646, 3,277 and (2,016) originating from French companies for 2000, 1999 and 1998, respectively.

                       HAVAS ADVERTISING AND SUBSIDIARIES

                  (Thousands of Euro except per share amounts)


  Temporary differences that give rise to deferred tax assets and liabilities consist of the following:

                                                                For the Years
                                                               ended December
                                                                     31,
                                                               ----------------
                                                                2000     1999
                                                               -------  -------
   Tax effect on tax loss carryforwards
     Long-term capital losses.................................  18,688   18,042
     Ordinary tax loss carryforwards..........................  73,891   43,266
                                                               -------  -------
   Temporary differences
     Accrued Vacation Pay.....................................   1,268    1,236
     Long-term incentive plan.................................  12,789    9,979
     Accrued pension costs....................................   7,961    7,249
     Leases...................................................     --        41
     Amortization.............................................  79,538      --
     Accrued expenses.........................................  17,224      695
     Other temporary differences..............................  15,934    4,329
                                                               -------  -------
   Total temporary differences................................ 134,714   23,529
   Deferred tax assets, gross................................. 227,293   84,837
                                                               =======  =======
   Tax effect of temporary differences related to:
     Deductible goodwill amortization.........................   7,493    2,434
     Unrealized gain on marketable securities.................     --       337
     Intangibles.............................................. 124,873      --
     Other....................................................   4,128      912
                                                               -------  -------
   Deferred tax liabilities................................... 136,494    3,683
                                                               -------  -------
     Less: Valuation allowance................................ (57,930) (50,139)
   Net deferred tax...........................................  32,869   31,015
                                                               =======  =======

  Deferred tax assets are reduced by a valuation allowance when it is more likely than not that a portion thereof will not be realized, generally because of a history of operating losses.

  The Company's share of undistributed earnings of foreign subsidiaries that could be subject to additional income tax if remitted was approximately 342,254 and 286,227 as of December 31, 2000 and 1999. No provision has been recorded for the French and foreign taxes that could result from the remittance of such undistributed earnings since the earnings are permanently reinvested outside of France and it is not practicable to estimate the amount of such taxes.

  As of December 31, 2000, expiration dates of operating loss carryforwards are as follows:

                                                                       As of
                                                                    December 31,
                                                                        2000
                                                                    ------------
     December 31, 2001.............................................    13,336
     December 31, 2002.............................................     4,368
     December 31, 2003.............................................     2,549
     December 31, 2004.............................................    17,998
     Thereafter....................................................   346,705
                                                                      -------
                                                                      384,956
                                                                      =======

                       HAVAS ADVERTISING AND SUBSIDIARIES

                  (Thousands of Euro except per share amounts)

13. RELATED PARTY TRANSACTIONS

  The Company rendered advertising services to Vivendi, the ultimate parent company of Havas S.A. (Havas Advertising's largest single shareholder), and affiliates of the "Vivendi Group," in the amount of 20,236 and 18,606 for the years ended December 31, 2000 and 1999, respectively. The Company also purchased media space from certain affiliates of Vivendi Group on behalf of its clients. The accounts receivable and payable (including payable to media companies belonging to Vivendi Group) in connection with these services amounted to 9,604 and 2,959 as of December 31, 2000 (8,179 and 3,109 as of December 31, 1999).

  The Company was invoiced by Havas S.A. for the use of the Havas trademark for 305 and 610 in 2000 and 1999 respectively.

  In certain Media Planning Group subsidiaries, excess cash is lent to the Company at a money market rate. As of December 31, 2000, the Company debt to Media Planning Group included under "Related parties payables" amounted to 90,904. Interest charged from the date of the business combination transaction to December 31, 2000 (note 7) amounted to 2,864.

  The Company used certain Media Planning Group services in connection with media planning activities. Commissions charged by Media Planning Group from the date of the business combination transaction to December 31, 2000 amounted to 17,193 and were rebilled to clients for the same amount. As of December 31, 2000, the related accounts payable (including payable to media companies) amounted to 40,542.

14. EARNINGS PER SHARE

  Basic earnings per share is computed on the basis of the weighted-average number of Havas Advertising shares issued after deduction of the weighted average number of treasury stock.

  Diluted earnings per share take into account share equivalents having a dilutive effect. Potential common shares include: convertible bonds (Note 8), stock-options to employees (Note 10), stock-options issued by Snyder Communications for SNC shares (Note 10) and warrants to subscribe for Havas Advertising shares (6,695,621 warrants were issued on May 13, 1998 to all shareholders for no consideration and mature on May 13, 2001. 20 warrants give the right to subscribe for twenty Havas Advertising shares for 1,200 francs (182.94 euro), 5,034,041 and 5,696,261 warrants were outstanding as of December 31, 2000 and 1999, respectively). Net income is adjusted for after tax interest expense related to convertible bonds. The dilutive effect of stock options and warrants is calculated using the treasury stock method.

  The following tables present a reconciliation of the basic earnings per share and the diluted earnings per share for each period presented:

                                                                      Per share
                                         Net income  Number of shares  amount
                                        ------------ ---------------- ---------
                                        (In Millions
                                          of Euro)
   2000
   Basic earnings per share............    29,408      180,318,635       0.16
     Stock options Havas Advertising...       --         9,698,548       0.00
     Stock options SNC.................       --           665,018       0.00
     Warrants..........................       --         3,199,125       0.00
     Convertible bonds.................     1,678       13,244,769      (0.01)
                                           ------      -----------      -----
   Diluted earnings per share..........    31,086      207,126,095       0.15
                                           ======      ===========      =====

                       HAVAS ADVERTISING AND SUBSIDIARIES

                  (Thousands of Euro except per share amounts)

                                                                      Per share
                                       Net income   Number of shares   amount
                                      ------------ ------------------ ---------
                                      (In Millions
                                        of Euro)
   1999
   Basic earnings per share(1).......    25,225       138,809,700        0.18
     Stock options...................       --          8,262,500       (0.01)
     Warrants........................       --          1,060,780        0.00
     Convertible bonds...............     2,570        21,333,300       (0.01)
                                        -------       -----------       -----
   Diluted earnings per share........    27,795       169,466,280        0.16
                                        =======       ===========       =====
   1998
   Basic earnings per share(1).......   (11,245)      125,420,200       (0.09)
     Stock options...................       --                --          --
     Warrants........................       --                --          --
     Convertible bonds...............       --                --          --
                                        -------       -----------       -----
   Diluted earnings per share........   (11,245)      125,420,200       (0.09)
                                        =======       ===========       =====

--------
(1) Adjusted for 20 for 1 stock split

  On May 23, 2000, the shareholders of Havas Advertising approved a 20 for 1 stock split. As a result, each Havas Advertising share, nominal value (Euro)8 per share, was exchanged for 20 Havas Advertising shares, nominal value
(Euro)0.40 per share, on May 26, 2000. Unless otherwise indicated, share amounts set forth in these consolidated financial statements and notes to consolidated financial statements give effect to this 20 for 1 stock split.

  In 1998, certain securities having a potential dilutive effect were not included in the computation of diluted earnings per share because the Company incurred a net loss and a loss from continuing operations for that period:

  .  options to purchase 899,980 of Havas Advertising shares at a range of
     (Euro)3.34 to (Euro)4.82 per share exercised during the year for the period before they were exercised;

  . options outstanding at the end of the year to purchase 8,370,080 of Havas Advertising shares at a range of (Euro)3.34 to (Euro)6.35 per share;

  .  options to purchase 6,000,000 of existing Havas Advertising shares at
     (Euro)4.61 per share;

  . warrants to purchase 6,690,620 of Havas Advertising shares at (Euro)9.15 per share; and

  . convertible bonds issued in 1992 and 1994 remaining outstanding at the beginning of the year and totally converted in Havas Advertising shares during 1998.

                       HAVAS ADVERTISING AND SUBSIDIARIES

                  (Thousands of Euro except per share amounts)


15. LEASES

  The Company leases certain premises and equipment under both capital and operating leases. The following is a schedule of future minimum lease payments for capital and operating leases in effect at December 31, 2000:

                                                              Capital  Operating
   Years Ending December 31,                                  Leases    Leases
   -------------------------                                  -------  ---------
   2001......................................................  5,419     94,556
   2002......................................................  4,673     88,048
   2003......................................................  7,840     73,861
   2004......................................................    137     69,165
   2005......................................................     65     57,321
   Thereafter................................................    --     252,741
                                                              ------    -------
   Total minimum lease payments.............................. 18,134    635,692
                                                              ------    -------
   Less: Amount representing interest........................ (2,175)
                                                              ------
   Total obligation under capital leases..................... 15,959
                                                              ------
   Less: Current portion..................................... (4,279)
                                                              ------
   Long-term portion......................................... 11,680
                                                              ======

  As of December 31, 2000 and 1999, assets are presented under "Property and equipment" respectively for 29,183 and 25,065 held under capital leases.

  Net rental expense for all operating leases was 74,368, 39,560 and 40,093 in 2000, 1999 and 1998, respectively.

16. SEGMENT DATA

  The Company's revenues and operating results are derived from three agency networks utilizing independent brands. This organization was mainly designed for the Company to be able to provide advertising and communications services to clients with competing product and services and to permit the expansion of certain specialty advertising and communication services. The decisions made by the Company's chief operating decision maker about resources to be allocated to the operating divisions are not based on the actual performance of such divisions but on their needs to enhance their service capabilities and geographic coverage. These three divisions have substantial similarities in the nature of services provided, the delivery process for rendering their services, the customers they serve and their economics. Therefore, the Company considers that it is operating in one segment: advertising and communications.

  Geographical information required by SFAS 131 is as follows:

                                       United  United  Rest of
                               France  States  Kingdom Europe   Other    Total
                               ------- ------- ------- ------- ------- ---------
   2000
   Net revenues............... 322,778 625,347 315,659 207,107 172,749 1,643,640
   Long lived assets..........  42,656 169,899  20,782  16,179  16,440   265,956

   1999
   Net revenues............... 290,975 369,304 191,744 162,152 110,205 1,124,380
   Long lived assets..........  39,476  49,508  21,052  12,893   9,878   132,807

  Net revenues and long-lived assets are attributed to countries based on location of operating unit.

                       HAVAS ADVERTISING AND SUBSIDIARIES

                  (Thousands of Euro except per share amounts)


17. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

  Cash and cash equivalents and short-term debt

  The carrying value of cash and cash equivalents and short term debt approximate fair value because of the relatively short maturity of these instruments.

  Restricted deposit

  Restricted deposit carries a variable interest rate and its fair value is close to its carrying amount.

  Long-term debt

  The fair value of long-term debt is substantially the same as its carrying amount in the financial statements because the majority of the Company's long-term debt is at variable rates and approximates fair value.

  Convertible bonds

  The fair value of the bonds was determined by reference to quotations available in markets where these issues were traded estimated using quoted market prices and amounts.

  Combined interest and currency swap ("CIRCUS")

  The estimation of the CIRCUS fair value involves splitting the swap into its borrowing and lending elements and discounting the future expected currency cash flows relating to each element. The present value calculated have been converted at the year-end rate and netted to give an estimated fair value.

  Forward Contracts

  In some cases, the Company hedges intercompany loans denominated in foreign currency with forward contracts. Due to the short maturities of these forward exchange contracts, the fair value of the contracts were determined to be the difference between the contract rate and the market forward rate multiplied by the foreign currency amount.

  The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2000 and 1999. Amounts in parenthesis represent liabilities.

                                              2000                1999
                                        ------------------  ------------------
                                        Carrying    Fair    Carrying    Fair
                                         amount    Value     amount    Value
                                        --------  --------  --------  --------
                                                  (In Euro 000's)
   Cash and cash equivalents..........   594,215   594,215   270,943   270,943
   Restricted deposit.................    32,241    32,241    29,865    29,865
   Long-term borrowings including
    current maturities................  (123,278) (125,246) (118,610) (121,368)
   Convertible bonds..................  (797,407) (864,427) (185,650) (406,887)
   CIRCUS.............................    (3,611)   (3,417)   (1,235)   (1,362)
   British pound denominated forward
    contracts.........................       (25)       12       --        --
   Canadian dollar denominated forward
    contracts.........................         5      (141)      --        --

                       HAVAS ADVERTISING AND SUBSIDIARIES

                  (Thousands of Euro except per share amounts)

18. SUPPLEMENTAL CASH FLOWS INFORMATION

                                                   Years ended December 31,
                                                   --------------------------
                                                     2000      1999    1998
                                                   ---------  ------  -------
                                                       (In Euro 000's)
   Cash paid for interest.........................    30,006  14,519   23,128
   Cash paid for income taxes.....................    38,292  33,234   16,431
   Non Cash items:
     Equipment purchased under capital lease......     5,501   3,974      180
     Increase in shareholders' equity related to
      conversion of bonds.........................
       Convertible debt carrying amount net of
        deferred issue expenses...................    95,478  44,884  163,062
       Interest expenses..........................       656     673    3,948
       Deferred tax transferred to equity.........      (251)   (269)  (5,760)
     Increase in shareholders' equity related to
      the SNYDER acquisition...................... 2,058,343     --       --
     Dividends paid in common stocks..............       --      --    10,275

19. CONTINGENCIES

  The French tax authorities have asserted that the Company acquired certain investments from employees at overstated prices. The Company and its tax counsels believe that the position of the tax authorities is unfounded and are defending this matter vigorously. The Company brought the matter before the Paris Tribunal Administratif (tax court). The trial is pending. Based upon the current assessment established by the Tax Authorities the possible maximum liability would approximate (Euro)5 million. Based upon presently available information the Company is not in a position to give an estimate of a range of possible loss.

  The Company is also involved in various routine legal proceedings that arise in the ordinary course of its business. The Company believes that the outcome of all pending legal proceedings and unasserted claims in the aggregate will not have a material adverse effect on its financial position, results of operations or liquidity.

20. RESERVE FOR DOUBTFUL ACCOUNTS

  Change in the Company's reserve for doubtful accounts for the years ended December 31, 2000 and 1999 were as follows:

                               Charge to
                      Opening  Costs and                       Other   Closing
                      Balance  Expenses  Reversal Deductions Movements Balance
                      -------  --------- -------- ---------- --------- -------
   Year 2000......... (15,573)  (9,586)     578     2,929     (14,950) (36,602)
   Year 1999......... (16,233)  (3,815)   2,026     3,389        (940) (15,573)

21. SUBSEQUENT EVENTS

  21.1. Contemplated merger with Snyder Communications

  On February 5, 2001, the Company, HAS Acquisition II Corporation, a wholly owned subsidiary of Havas Advertising ("Merger Subsidiary"), and Snyder Communications, Inc., a majority-owned subsidiary of Havas Advertising, entered into a merger agreement pursuant to which Merger Subsidiary will be merged with and into Snyder Communications, with Snyder Communications surviving as a wholly owned subsidiary of Havas

                       HAVAS ADVERTISING AND SUBSIDIARIES

                  (Thousands of Euro except per share amounts)

Advertising (the "Merger"). As a result of the Merger, Havas Advertising will acquire all of the tracking stock of Circle.com, the Internet professional services business unit of Snyder Communications, in exchange for Havas Advertising ADSs. The consummation of the Merger is subject to certain conditions, including approval by the stockholders of each of Snyder Communications and Havas Advertising and receipt of all required regulatory approvals.

  21.2. Circle.com litigation

  On June 4, 2001, two holders of Circle.com common stock filed a purported class action lawsuit in Delaware Chancery Court against Snyder Communications, Havas Advertising and each director of Havas Advertising. The lawsuit sought a preliminary and permanent injunction, or, alternatively, monetary damages. The lawsuit alleges that Havas Advertising and the board of directors of Snyder Communications breached their fiduciary duties owed to the Circle.com stockholders when considering and negotiating the proposed merger of Snyder Communications with a subsidiary of Havas Advertising by failing to create an independent negotiating structure, failing to seek truly independent advice, concealing material information from the Circle.com stockholders, and unfairly timing the proposed merger to the disadvantage of the Circle.com stockholders. Subsequent to the filing of the lawsuit, the purported representatives of the purported Circle.com stockholder class withdrew their application for a preliminary injunction and expedited discovery and Havas Advertising agreed to waive any objection to jurisdiction it may otherwise assert under French law, and, in the event the court enters a judgment for money damages in favor of Circle.com stockholders, to waive any right Havas Advertising may have under French law to assert that such judgment is not enforceable against it and any defendant indemnified by Havas Advertising.

  Snyder Communications, Havas Advertising and the directors of Snyder Communications and Havas Advertising deny all liability with respect to the claims alleged in the complaint and believe those claims to be without merit. Snyder Communications and the other defendants to the lawsuit intend to defend themselves vigorously in such action. Havas Advertising is currently unable to assess the impact that the litigation will have, if any, on its financial statements.

  21.3. Acquisition of the remaining 55% of Media Planning Group

  On January 20, 2001, Havas Advertising, which owns 45% of the shares of Media Planning Group, entered into an agreement to acquire the remaining 55% of the shares of Media Planning Group from the other shareholders of Media Planning Group in exchange for 28.8 million new Havas Advertising shares and a cash payment of (Euro)51.2 million. The transaction is subject to the approval of the shareholders of Havas Advertising and customary closing conditions.

                                 EXHIBIT INDEX


 Exhibit No.                             Description
 -----------                             -----------
    1.1      Statuts (Articles of Association) of Havas Advertising (English
             translation) (incorporated by reference to Exhibit 3.1 to Havas
             Advertising's registration statement on Form F-4
             (Reg. No. 333-43362)).

    2.1      Form of Deposit Agreement among Havas Advertising, Morgan Guaranty
             Trust Company of New York and all holders from time to time of Havas Advertising ADSs (incorporated by reference to Exhibit 4.1 to Havas Advertising's registration statement on Form F-4 (Reg.
             No. 333-43362)).

    2.2 Note d'Operation (Prospectus) dated February 3, 1999 for the issuance of convertible bonds by Havas Advertising (incorporated by reference to Exhibit 4.2 to Havas Advertising's registration statement on Form F-4 (Reg. No. 333-43362)).

    2.3 Note d'Operation (Prospectus) dated December 12, 2000 for the issuance of convertible bonds by Havas Advertising (incorporated by reference to Exhibit 4.3 to Havas Advertising's registration statement on Form F-4 (Reg. No. 333-59880).

    4.1*     Fourth Amendment to Lease dated January 1, 2000, between EWDB
             North America Inc. and The Rector, Church-Wardens and Vestrymen of
             Trinity Church in the City of New York.

    4.2* Protocol Agreement and Commercial Lease dated as of April 2, 2001 by and between Havas Advertising and Suresnes Immobilier
             (summary).

    4.3      Agreement and Plan of Merger dated February 5, 2001 among Havas
             Advertising, HAS Acquisition II Corporation and Snyder
             Communications (incorporated by reference to Exhibit 2.1 to Havas
             Advertising's registration statement on Form F-4 (Reg. No. 333-
             59880)).

    4.4 Amendment No. 1 to Agreement and Plan of Merger dated May 14, 2001 among Havas Advertising, HAS Acquisition II Corporation and Snyder
             Communications (incorporated by reference to Exhibit 2.1A to Havas
             Advertising's registration statement on Form F-4 (Reg. No. 333-
             59880).

    4.5 Amended and Restated Agreement and Plan of Merger dated as of August 3, 2000 among Havas Advertising, HAS Acquisition
             Corporation and Snyder Communications (incorporated by reference to Exhibit 2.1 to Havas Advertising's registration statement on Form F-4 (Reg. No. 333-43362)).

    4.6      Second Supplemental and Amendment Agreement to the Merger
             Agreement dated October 5, 1999 between Advertising Antwerpen
             B.V., Cantabro Catalana de Inversiones, S.A., Compania de Cartera e Inversiones, S.A., Deya, S.A., Havas Advertising S.A., Havas
             Advertising International S.A., Martinez-Rovira Family and Media
             Planning Group S.A. (incorporated by reference to Exhibit 2.4 to
             Havas Advertising's registration statement on Form F-4 (Reg. No.
             333-43362)).

    4.7      Agreement to Contribute dated as of January 20, 2001 between Havas
             Advertising and Advertising Antwerpen B.V., Banco Santander
             Central Hispano, S.A., Compania de Cartera e Inversiones S.A.,
             Deya S.A., Mr. Jose Martinez-Rovira Vidal, Mrs. Maria Luisa Munoz
             Alvarez, Mrs. Cristina Martinez-Rovira Munoz, Mrs. Sandra
             Martinez-Rovira Munoz and Havas Advertising S.A. (incorporated by reference to Exhibit 2.7 to Havas Advertising's registration statement on Form F-4 (Reg. No. 333-59880))

    4.8      Trademark License Agreement dated December 7, 1999 by and between
             Havas S.A. and Havas Advertising (incorporated by reference to
             Exhibit 10.6 to Havas Advertising's registration statement on Form
             F-4 (Reg. No. 333-43362)).

    4.9      Guaranty dated as of February 20, 2000 by EDWB North America,
             Inc., in favor of Snyder Communications (incorporated by reference to Exhibit 10.9 to Havas Advertising's registration statement on Form F-4 (Reg. No. 333-43362)).

  4.10    U.S. $400,000,000 Multicurrency Term Loan Facility dated as of May
          18, 2000 among Havas Advertising, Havas Advertising International SA,
          HAS Acquisition Corp. and EWDB North America Inc., as borrowers, the guarantors listed in Schedule 2 to the Loan Facility, as guarantors, the lenders listed in Schedule 1 to the Loan Facility, J.P. Morgan
          Securities Ltd. and Societe Generale, as arrangers and Morgan
          Guaranty Trust Company of New York, as agent (incorporated by reference to Exhibit 10.10 to Havas Advertising's registration statement on Form F-4 (Reg. No. 333-43362)).

  4.11    Loan Amendment Agreement dated as of June 15, 2000 among Havas
          Advertising, as borrower's agent, Morgan Guaranty Trust Company of
          New York and Societe Generale, as lenders, J.P. Morgan Securities
          Ltd. and Societe Generale, as arrangers, and Morgan Guaranty Trust
          Company of New York, as agent (incorporated by reference to Exhibit
          10.11 to Havas Advertising's registration statement on Form F-4 (Reg.
          No. 333-43362)).

  4.12    Guarantee and Indemnity dated as of June 15, 2000 among Havas
          Advertising, Havas Advertising International SA, HAS Acquisition
          Corp., EWDB North America Inc. and Evelink plc, as guarantors, and
          Morgan Guaranty Trust Company of New York, as agent (incorporated by reference to Exhibit 10.12 to Havas Advertising's registration statement on Form F-4 (Reg. No. 333-43362)).

  4.13    Trademark License Agreement dated October 2, 2000 by and between
          Havas S.A. and Havas Advertising (incorporated by reference to
          Exhibit 2.1 to Havas Advertising's registration statement on Form F-4
          (Reg. No. 333-59880)).

  4.14*   Registration Rights Agreement dated as of May 14, 2001 among Acacia
          ISP, S.L., Banco Santander Central Hispano, S.A., Compania de Cartera e Inversiones S.A., Deya S.A., Jose Martinez-Rovira Vidal, Maria
          Luisa Munoz Alvarez, Cristina Martinez-Rovira Munoz and Sandra
          Martinez-Rovira Munoz.

  8.1 List of subsidiaries (incorporated by reference to Exhibit 21.1 to Havas Advertising's registration statement on Form F-4 (Reg. No. 333-
          59880)).

--------
*Filed herewith