Form 20-F
period 2001-12-31
HAVAS
filed 2002-06-07
CIK 1107470

      As filed with the Securities and Exchange Commission on June 7, 2002

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2001

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 001-16081
                              ___________________

                                      HAVAS
               (Exact name of Registrant as specified in charter)

                               Republic of France
                 (Jurisdiction of incorporation or organization)

                           84, rue de Villiers, 92683
                         Levallois-Perret Cedex, France
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None
                              ___________________

Securities registered or to be registered pursuant to Section 12(g) of the Act:

       Title of each class             Name of each exchange on which registered
----------------------------------     -----------------------------------------
American Depositary Shares,each                 Nasdaq National Market
representing one ordinary share,
nominal value 0.40 euro per share
                              ___________________

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act:   None
                              ___________________

     The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2001: 294,018,722 ordinary shares, nominal value euro 0.40 per share.

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

                                TABLE OF CONTENTS

                                                                                        Page
                                                                                        ----
      COMPANY NAME CHANGE ..........................................................      1
      FORWARD-LOOKING STATEMENTS ...................................................      1
      PART I
      ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS ...............      3
      ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE .............................      3
      ITEM 3.  KEY INFORMATION .....................................................      3
        3.A Selected financial data ................................................      3
        3.B Capitalization and indebtedness ........................................      5
        3.C Reasons for the offer and use of proceeds ..............................      5
        3.D Risk factors ...........................................................      5
      ITEM 4.  INFORMATION ON THE COMPANY ..........................................     11
      ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS ........................     24
      ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES ..........................     40
      ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS ...................     48
      ITEM 8.  FINANCIAL INFORMATION ...............................................     50
        8.A Consolidated statements and other financial information ................     50
        8.B Significant changes ....................................................     52
      ITEM 9.  THE OFFER AND LISTING ...............................................     53
        9.A Listing details ........................................................     53
        9.B Plan of distribution ...................................................     54
        9.C Markets ................................................................     54
        9.D Selling shareholders ...................................................     54
        9.E Dilution ...............................................................     54
        9.F Expenses of the issue ..................................................     54
      ITEM 10.  ADDITIONAL INFORMATION .............................................     54
        10.A Share capital .........................................................     54
        10.B Memorandum and Articles of Association ................................     54
        10.C Material contracts ....................................................     62
        10.D Exchange controls .....................................................     64
        10.E Taxation ..............................................................     64
        10.F Dividends and paying agents ...........................................     71
        10.G Statement by experts ..................................................     71
        10.H Documents on display ..................................................     71
        10.I Subsidiary information ................................................     71
      ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK ...........     71
      ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES ..............     73
      PART II
      ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES .....................     74
      ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
               USE OF PROCEEDS .....................................................     74
      ITEM 15. [RESERVED] ..........................................................     74
      ITEM 16. [RESERVED] ..........................................................     74
      PART III
      ITEM 17. FINANCIAL STATEMENTS ................................................     75
      ITEM 18. FINANCIAL STATEMENTS ................................................     75
      ITEM 19. EXHIBITS ............................................................     75

                               COMPANY NAME CHANGE

     At our annual meeting of shareholders held on May 23, 2002, our shareholders approved the change of our company name from "Havas Advertising" to "Havas." In connection with this name change, we also changed our Nasdaq National Market ticker symbol from "HADV" to "HAVS" and our web address from http://www.havas-advertising.com to http://www.havas.com. Neither our web site nor any information contained on our web site shall be deemed to be a part of this annual report on Form 20-F or incorporated by reference herein.

                           FORWARD-LOOKING STATEMENTS

     This annual report on Form 20-F contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, relating to our business and the sectors in which we and our subsidiaries operate. In particular, among other statements, the statements in Item 4 "Information on the Company" with regard to management objectives, industry trends, market standing and business risks, the statements in Item 5 "Operating and Financial Review and Prospects" with regard to trends in results of operations, margins and overall market trends, the statements in
Item 8 "Financial Information" relating to legal proceedings and the statements in Item 11 "Quantitative and Qualitative Disclosures about Market Risk" are forward-looking in nature. Forward-looking statements can be identified by the use of forward-looking words, such as "may," "will," "project," "estimate," "anticipate," "plan," "believe," "expect," "intend," "continue," "potential," "opportunity," "objective," "goal" or the negative of those terms or other variations of those terms or comparable words or expressions. By their nature, forward-looking statements involve risk and uncertainty because they are based on our current expectations, estimates, projections and assumptions concerning events and circumstances that will occur in the future. There are a number of factors that could cause our actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors, include, but are not limited to, the following:

     . the general economic conditions in our principal markets, including any economic disruption or uncertainty resulting from geopolitical events or terrorist attacks or similar events that may occur in the future;

     . the level of worldwide spending on advertising and communications services by advertisers;

     .    our ability to retain existing clients and attract new ones;

     . the unanticipated loss of an important client or a portion of a client's business, changes in advertising and communications services budgets of clients, and the financial performance and condition of clients;

     . our ability to retain key personnel while continuing to control labor costs;

     .    the impact of competition in our industry;

     . our ability to implement our growth strategy and to successfully integrate businesses we acquire; and

     .    our ability to adjust to the changing trends in our industry.

     Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

     This annual report also contains financial information calculated on a "pro forma" basis, including information that is restated to exclude the impact of specified historical events. Because "pro forma" financial information by its very nature departs from traditional accounting conventions, this information should not be viewed as a substitute for, and should be read in conjunction with, our audited consolidated financial statements and the notes to the financial statements included in this annual report.

                                     PART I


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.


ITEM 3. KEY INFORMATION

3.A Selected financial data

     The following tables summarize our selected financial data and are qualified in their entirety by reference to, and should be read in conjunction with, our audited consolidated financial statements and the notes to the financial statements included in this annual report. The historical financial data for the years ended and as of December 31, 2001, 2000, 1999 and 1998 have been derived from our audited consolidated financial statements prepared using U.S. generally accepted accounting principles, which we refer to as U.S. GAAP. The historical financial data for the year ended and as of December 31, 1997 have been derived from our unaudited consolidated financial statements prepared using French generally accepted accounting principles, which we refer to as French GAAP.

     The 1998 and 1997 historical financial data were previously presented in French francs and are now presented in euro. Solely for the convenience of the reader, these historical financial data denominated in French francs, which we sometimes refer to as FF, have been translated into euro using the fixed exchange rate applicable as of January 1, 1999 ((Euro)1.00 = FF6.55957) for all periods presented. The historical financial data for the year ended and as of December 31, 2001 are also shown translated into U.S. dollars at the noon buying rate of (Euro)1.00 = $0.8901 on December 31, 2001. See Note 2 to our audited consolidated financial statements beginning on page F-7 for further information.

                                                    For the Years Ended December 31,
                                 --------------------------------------------------------------------------
                                     2001         2001             2000             1999          1998
                                 ---------- ---------------  ---------------  --------------- -------------
                                                             U.S. GAAP
                                                 (in thousands, except per share data)
                                 --------------------------------------------------------------------------
                                     ($)                                 ((Euro))
Income Statement Data:
Net revenues .................   $1,931,625 (Euro)2,170,121  (Euro)1,643,640  (Euro)1,124,380 (Euro)872,767

Net income (loss)
  excluding goodwill
  amortization ...............      (24,775)        (27,834)          78,768           45,783         4,858
Net income (loss) ............     (155,686)       (174,909)          29,408           25,225       (11,245)
Net income (loss) per
  share(1):
    Basic ....................        (0.55)          (0.62)            0.16             0.18         (0.09)
    Diluted ..................        (0.55)          (0.62)            0.15             0.16         (0.09)
    Dividend per
      share(1)(2) ............         0.23            0.26             0.26             0.23          0.19

                                                       For the Years Ended December 31,
                                 --------------------------------------------------------------------------------
                                      2001             2000              1999            1998           1997
                                 --------------   ---------------   ---------------  -------------  -------------
                                                                French GAAP
                                                     (in thousands, except per share data)
                                 --------------------------------------------------------------------------------
                                                            (unaudited) ((Euro))
Income Statement Data:
Net revenues .................   (Euro)2,241,418  (Euro)1,795,551   (Euro)1,208,085  (Euro)874,407  (Euro)779,191

Net income (loss)
  excluding goodwill
  amortization ...............            11,152          123,897            78,841         61,434         39,942
Net income (loss) ............           (57,777)          89,224            56,106         45,486         24,812
Net income (loss) per
  share(1):
    Basic ....................             (0.21)            0.49              0.40           0.36           0.22
    Diluted ..................             (0.21)            0.43              0.34           0.34           0.24
    Dividend per
      share(1)(2) ............              0.26             0.26              0.23           0.19           0.17

_____________________
(1) Per share data have been adjusted for the 20-for-1 stock split that occurred on May 26, 2000.
(2) These amounts reflect the dividend accrued for the year indicated, including the French avoir fiscal (before deduction of any French withholding tax). Actual payment of the annual dividend for each fiscal year occurs following our annual meeting of shareholders in the subsequent year. For an explanation of the French avoir fiscal, see "Taxation--French taxation--Withholding tax and avoir fiscal" beginning on page 65 and "Taxation--Taxation of U.S. investors--Taxation of dividends--Withholding tax and avoir fiscal" beginning on page 67.

                                                     As of December 31,
                         -----------------------------------------------------------------------------     --------------
                            2001          2001             2000            1999              1998               2001
                         ----------  --------------   --------------  ---------------  ---------------     --------------
                                                          U.S. GAAP
                                                        (in thousands)
                         -----------------------------------------------------------------------------     --------------
                            ($)                           ((Euro))
Balance Sheet Data:
Current assets ........  $2,424,326 (Euro)2,723,656  (Euro)2,204,323  (Euro)1,270,094  (Euro)1,252,146     (Euro)2,768,812
  Total assets ........   6,311,912       7,091,239        5,793,673        2,286,846        1,912,506          5,331,873
Financial debt
(includes long and
short term) ...........     966,596       1,085,941        1,121,105          459,010          209,909          1,169,470
Shareholders' equity ..   2,713,608       3,048,655        2,666,321          537,710          434,412          1,381,910

                                            As of December 31,
                         ----------------------------------------------------------------------
                               2000               1999              1998             1997
                         ----------------   ---------------   ---------------   ---------------
                                              French GAAP
                                             (in thousands)
                         ----------------------------------------------------------------------
                                           (unaudited)((Euro))
Balance Sheet Data:
Current assets ........   (Euro)3,372,839   (Euro)2,170,483   (Euro)1,406,293   (Euro)1,296,513
  Total assets ........         5,241,344         3,231,289         2,099,372         1,968,357
Financial debt
(includes long and
short term) ...........         1,128,860           680,691           316,922           441,341
Shareholders' equity ..         1,040,228           643,097           524,873           340,806

Exchange Rate Information

     All translations of amounts in French francs into euro appearing in this annual report have been made at (Euro)1.00 = FF6.55957, the fixed conversion rate adopted by the Council of the European Union pursuant to the Treaty on European Union signed in 1992, known as the Maastricht Treaty. These translations should not be construed as a representation that the French franc amounts actually represent the euro amounts or could be converted into euro at that rate.

     On January 1, 1999, eleven member states of the European Union, Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain, which we refer to as the European Monetary Union, introduced the euro as their common legal currency for "paperless" transactions. Since then, funds denominated in the currency of one participating member state have been converted into the currency of another participating member state based on a fixed conversion rate. The relevant fixed exchange rate for the French franc against the euro is FF6.55957 to (Euro)1.00 (or (Euro)0.1524 to FF1.00). On January 1, 2001, Greece joined the European Monetary Union. On January 1, 2002, the euro became the official legal tender for cash transactions in all member states of the European Monetary Union. On February 28, 2002, the euro became the sole legal tender for the member states participating in the European Monetary Union. The national currencies of those member states were then withdrawn from circulation.

     The exchange rate for the euro against the U.S. dollar at May 31, 2002 was
(Euro)1.00 to $0.9339 at the noon buying rate. The following table sets forth the high, low and average exchange rates for the euro against the U.S. dollar in each of the last three years and in each of the last six months. For 1997 and 1998, the table reflects the average, high and low exchange rates for the French franc against the U.S. dollar.

                                              High            Low           Average (1)
                                             ------          ------         -----------
Euro to U.S. Dollar:                          ($)             ($)               ($)
-------------------
May 2002                                     0.9373          0.9022            0.9170
April 2002                                   0.9028          0.8750            0.8860
March 2002                                   0.8836          0.8652            0.8766
February 2002                                0.8778          0.8613            0.8707
January 2002                                 0.9031          0.8605            0.8832
December 2001                                0.9044          0.8773            0.8912
2001                                         0.9548          0.8388            0.8958
2000                                         1.0394          0.8286            0.9212
1999                                         1.1806          1.0024            1.0654

French Franc to U.S. Dollar:
---------------------------
1998                                         0.1592          0.1890            0.1715
1997                                         0.1908          0.2028            0.1953

     ____________________________

     (1) Monthly totals represent the average of the noon buying rates for euros for each business day during the relevant month. Annual totals represent the average of the noon buying rates for French francs or euros, as the case may be, on the last business day of each month during the relevant period. (Source: Federal Reserve Bank of New York.)

3.B  Capitalization and indebtedness

     Not applicable.

3.C  Reasons for the offer and use of proceeds

     Not applicable.

3.D  Risk factors

     You should carefully consider all of the information set forth in this annual report and in the following risk factors. The risks below are not the only ones we face. Additional risks not currently known by us or that we currently deem immaterial may also significantly impair our business operations. If any of the following risks actually occurs, our business, prospects, financial condition, results of operations, ability to service and re-finance debt and ability to pay expected dividends to shareholders could be materially adversely affected. In any such case, the market price of our American Depositary Shares, or ADSs, could decline and you could lose all or part of your investment in us. This annual report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere. See "Forward-Looking Statements" on page 1.

     Our operating results are highly susceptible to economic conditions, and a continued downturn in the overall economy or our industry could seriously harm our performance.

     The amount of money that companies spend for advertising and communications services to promote their brands, products and services is highly sensitive to fluctuations in general economic conditions. During economic downturns, companies may find that expenditures on advertising and communications services are easier to reduce than other expenses related to their operations. As a result, we have found that our industry may experience a disproportionately adverse impact from a downturn in the overall economy.

     In 2001, the decline in the overall economy was accompanied by a severe drop in demand for services in our industry. This decline had a material adverse affect on our operating results for the year. We cannot assure you that the conditions in our industry and the overall economy will improve in 2002, or that a further decline in our industry or the economy will not have a material adverse affect on our prospects, business, financial condition or results of operations.

     Our typical contracts provide clients with the right to cancel for any reason, which has enabled clients to move freely to other agencies, and which has resulted and may continue to result in lost revenues.

     Our clients typically have the right to cancel contracts with us for any reason upon prior written notice, usually ranging from 90 days to 180 days. Clients are also generally free to move from one agency to another with relative ease. As is typical in the advertising and communications services industry, we have lost or resigned client accounts and assignments in the past for a variety of reasons, including conflicts with newly acquired clients, and we may continue to lose or resign client accounts in the future for similar reasons. In addition, clients generally are able to reduce advertising and communications services spending or cancel projects at any time for any reason. We may not successfully replace revenues stemming from clients that leave or significantly reduce their advertising and communications services spending. Any loss of one or more of our largest clients could harm our results of operations, slow our growth and cause a decline in our revenues.

     We may be unable to collect balances due from any client that files for bankruptcy.

     We generally provide advertising and media services to our clients in advance of our receipt of payment. The invoices for these services are typically payable within 45 to 60 days. In addition, we commit to media purchases on behalf of some of our clients. If one or more of our clients files for bankruptcy, or is insolvent or otherwise is unable to pay for the services we provide, we may be unable to collect balances due to us on a timely basis or at all. In addition, in that event, media companies may look to us to pay for media purchases to which we committed on behalf of these clients.

     We are facing increased competition from existing multinational advertising and communications services companies as well as new competitors in related industries, which may seriously harm our performance.

     The advertising and communications services industry is highly competitive, and we expect it to remain so. Our principal competitors in the advertising, direct marketing and related businesses are other large multinational advertising and communications services companies, as well as numerous smaller agencies that operate only in a small number of local markets, regions or countries. In addition, we compete with divisions of other large multinational advertising and communications services companies as well as specialized media buying companies for media planning and buying clients. Recently, we also have been competing with major consulting firms that have developed practices in marketing and communications. New competitors also include smaller companies such as systems integrators, database marketing and modeling companies and telemarketers, which offer technological solutions to marketing and communications issues faced by clients. As a result of the increasingly competitive environment, we may lose clients and potential clients to our competitors, which would negatively affect our growth and harm our business.

     We may not be able to compete effectively with the largest multinational advertising companies for globally consolidated accounts, which may adversely affect our growth and our revenue.

     We believe that many large multinational companies are consolidating their accounts with one organization that can fulfill their advertising and communications services needs worldwide. This trend requires us and our competitors to make significant investments to obtain or maintain these global accounts. These investments include additional offices and personnel around the world and new and improved technology for linking these offices and people. We are required to make capital expenditures for maintenance, expansion and upgrades of the computer networks that link our international networks of employees and offices. Although we are one of the largest advertising and communications services providers in the world, some of our competitors are significantly larger than we are. To the extent that these competitors have broader geographic coverage or greater financial resources to invest in additional offices, personnel or technology, we may have difficulty competing with them for globally consolidated accounts, which could adversely affect our growth and our revenues.

     We have lost client accounts in the past and may continue to lose existing accounts in the future as a result of clients imposing mandatory periodic open competitions, which may cause our revenues to decline and our business to suffer.

     In the advertising and communications services industry, some clients routinely require agencies to compete for business at mandatory periodic intervals. We have lost client accounts in the past as a result of mandatory periodic open competitions. To the extent that our existing clients continue to require us to participate in open competitions to maintain an account, it increases the risk of losing those accounts, which would harm our business and reduce our revenues.

     If we fail to attract and retain qualified key creative, research, media and account personnel, our operating results may suffer.

     Our success depends significantly on the skills of our creative, research, media and account personnel and their relationships with our clients. Many of these employees may be difficult to replace. If we lose one or more key personnel, we may not be able to find suitable replacements and we may lose important clients, which may negatively affect our ability to sustain and grow our business. In addition, since demand among communications services companies for qualified personnel is very high, we may have to increase the salaries, bonuses, fringe benefits and other compensation we offer to our personnel, which may negatively affect our operating results.

     If we lose the services of one or more key management personnel, our ability to manage our diverse group of businesses and integrate newly acquired businesses may suffer, which could seriously harm our performance.

     We depend on the services of our senior management team to coordinate the global activities of our three principal operating divisions and our specialized agencies and to implement our acquisition strategy. The services provided by our senior management team are critical to our success and the members of our senior management team would be difficult to replace. In addition, many members of our senior management team do not have written employment arrangements with us and may resign from their positions at any time. Loss of the services of one or more members of our senior management team could seriously disrupt our ability to manage and coordinate effectively the activities of our three principal operating divisions and our specialized agencies.

     An important component of our business strategy is external growth through acquisitions, which involves numerous risks and could result in shareholder dilution.

     We acquired more than 40 companies in 1999, more than 35 companies in 2000 and more than 20 companies in 2001. We intend to continue to pursue acquisitions in the future, some of which could be significant, to enhance our capabilities and expand our geographic reach. Acquisitions involve a number of risks, including:

     . the difficulty of integrating the activities, technologies and service offerings of the acquired businesses;

     . the diversion of our management's resources to difficult integration issues rather than the other aspects of our businesses;

     . the management of physically and culturally distant and diverse entities;

     .    the possible loss of key personnel in the businesses acquired; and

     .    the failure of acquired companies to perform as expected.

     Failure to overcome these risks or other problems encountered in any of our acquisitions could slow our growth or lower the quality of our services, which could reduce customer demand and harm our revenues and operating results.

     In addition, we may pay the purchase prices of some of our acquisitions by issuing Havas shares or ADSs, which could result in dilution to our current shareholders. We may also incur additional debt and contingent liabilities and recognize increased amortization or impairment expenses related to goodwill and other intangible assets in connection with our acquisitions, which would negatively affect our financial condition and our operating results.

     We may not be successful in identifying suitable acquisition candidates, which may impede our growth.

     An important component of our business strategy is our ability to expand through acquisitions, which requires us to identify suitable acquisition candidates or investment opportunities that are compatible with our growth strategy. We may not be successful in identifying suitable businesses or opportunities or consummating acquisitions or investments on satisfactory terms. Failures in identifying or consummating acquisitions could reduce the number of acquisitions we complete, and slow our growth.

     We face increasing competition for the purchase of agencies, which may impede our ability to make future acquisitions or may increase the cost of these acquisitions.

     We compete with other advertising and communications services companies and other buyers for acquisitions. These competitors may drive up the price we must pay for the companies or assets we seek to acquire or may succeed in acquiring those companies or assets themselves. Increasing competition for acquisition candidates has raised the price we have paid for acquisitions in some markets and may continue to do so. In addition, our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater resources, may be willing to pay more or may have a more compatible operating philosophy. The increased costs of acquisitions may slow our growth.

     We have substantial scheduled debt payments and may not be able to refinance debt at maturity.

     Our business is subject to risks normally associated with debt financing. Cash flow could be insufficient to meet required payments of principal and interest as well as pay expected dividends to our shareholders. We may not be able to refinance existing debt, which in many cases requires substantial principal payments at maturity, and, even if we can, the terms of a refinancing might not be as favorable as the terms of existing debt. The total principal amount of our outstanding financial debt, which consists of bank debt, our obligations under our three outstanding series of convertible and/or exchangeable bonds, and capitalized lease obligations, was approximately
(Euro)1.1 billion as of December 31, 2001. If principal payments due at maturity cannot be refinanced, extended or paid with proceeds of other capital transactions, including new equity capital, cash flow may not be sufficient in all years to repay all maturing debt. Prevailing interest rates or other factors at the time of refinancing, including the possible reluctance of lenders to make loans to borrowers such as us, may result in higher interest rates and increased interest expense.

     Fluctuations in the exchange rates between the euro and the various currencies in which we conduct business may adversely affect our operating results and the value of our ADSs.

     We record the revenues and expenses of our local operations in their home currencies and translate these amounts into euro. As a result, fluctuations in foreign currency exchange rates in markets where we derive significant revenues or have significant operations may adversely affect our revenues, expenses and results of operations as well as the value of our assets and liabilities as reported in euro. Fluctuations may also adversely affect the comparability of period-to-period results. For example, the value of the Argentine peso has fluctuated in relation to the euro during 2002 and at May 31, 2002 was 73.2% lower than its value to the euro at the beginning of the year. Since each Argentine peso converted to fewer euro, our revenue in euro has been reduced during this period. In the past, the currencies of many Latin American countries, including Argentina, Brazil and Mexico in particular, have experienced substantial devaluation and volatility.

     In addition, a decline in the following values may adversely affect the value of our ADSs:

     . the U.S. dollar equivalent of the euro trading price of our shares in France, which may consequently cause the trading price of our ADSs in the United States also to decline;

     . the U.S. dollar equivalent of the proceeds that a holder of our ADSs would receive upon the sale in France of any of our shares withdrawn from the depositary for the ADSs; and

     . the U.S. dollar equivalent of cash dividends paid in euro on the our shares represented by the ADSs.

     We currently plan to increase the portion of our revenues that are derived from Latin American and Asia-Pacific markets which have a history of political and economic instability, which instability may disrupt our operations and adversely affect our results.

     We derived approximately 7.8% of our revenues in 2001 from Latin American and Asia-Pacific markets, and we currently plan to increase the portion of our revenues from Latin American and Asia-Pacific markets in the future. Both Latin America and the Asia-Pacific region have experienced periods of political and economic instability, historically as well as recently, and experience has shown that negative economic or political developments in one country in a region can lead to or exacerbate economic or political crises elsewhere in the region. If these conditions were to re-occur, our business could be adversely affected. Historically, political and economic instability in Latin American and Asia-Pacific countries has been caused by factors such as:

     . extensive governmental involvement, control or ownership of industries in local economies, including financial institutions and other commerce infrastructure;

     . unexpected changes in regulatory requirements, such as imposing licensing requirements or levying new taxes;

     . slow or negative growth as a result of recessionary trends caused by currency devaluation, interest rate hikes and inflation;

     . imposition of trade barriers through trade restrictions, high tariffs and taxes; and

     . wage and price controls that reduce potential profitability of businesses.

     Any reoccurrence of adverse political or economic conditions may deter economic growth in these regions, which may harm our overall business when compared to companies in the advertising and communications services industry that do not derive such a significant portion of their revenues from these regions. Currently, we do not have political risk insurance to guard against business interruptions and other losses caused by political acts.

     Holders of our ADSs may have limited ability to influence the governance of our company.

     Holders of our ADSs may have less ability to influence the governance of our company than direct holders of our shares. Holders of our ADSs may not receive voting materials in time from our depositary to ensure that they can instruct the depositary to vote their shares. In addition, our depositary's liability to holders of our ADSs for failing to carry out voting instructions or for the manner of carrying out voting instructions is limited by contract.

     If holders of our shares or ADSs fail to comply with the legal notification requirements under French law or our bylaws, they could be deprived of some or all of their voting rights and be subject to a fine, which could discourage a takeover of our company.

     French law requires any person who acquires more than 5%, 10%, 20%, one-third, one-half or two-thirds of our outstanding shares or voting rights to file a report with us within 15 days of crossing the threshold percentage. Any person acquiring more than 10% or 20% of our share capital or voting rights must include in the report a statement of the person's intentions relating to future acquisitions or participation in the management of our company for the following 12-month period. If any shareholder fails to comply with this notification requirement under French law, the shares or voting rights in excess of the relevant notification threshold will be deprived of voting power for up to two years on the demand of any interested party who has suffered a loss. In addition, all or part of the shareholder's voting rights may be suspended for up to five years by the French commercial court, and the shareholder may be subject to a fine at the request of our chairman, any of our shareholders or the French Commission des Operations de Bourse, which we refer to as the COB.

     Under our bylaws, which we refer to in France as our statuts, any person who becomes a direct or indirect holder of at least 2%, or any multiple of 2%, of our outstanding shares or voting rights must provide written notice to our company within 15 days after such threshold is crossed. At the request of any one or more of our shareholders owning at least 5% of our share capital, any shareholder that fails to provide this required notice may be deprived of the voting rights for all shares in excess of the relevant notification threshold for up to two years and be subject to a fine.

     These requirements and the consequences of any failure to abide by them could have the effect of discouraging or preventing a change in control of our company without the consent of our current management.

     Regulatory restrictions in some countries in which we operate prohibit various practices in our industry, and may in the future prohibit additional practices in our industry, which may harm our revenue and operating results.

     We may be subject to laws and regulations in some of our markets that restrict or prohibit specific types of services and products we are able to offer to our existing and potential clients, which would prevent us from pursuing significant opportunities and have a negative impact on our overall business.

     Our agencies are located in numerous countries with different levels of governmental regulation relating to the advertising and communications services industry. Any new law or regulation pertaining to our industry, or the application or interpretation of existing laws, may:

     .    assess fees, taxes or tariffs on advertisements;

     .    restrict the media, content, form or duration of advertising;

     .    prevent us from offering some Internet content or services; or

     . otherwise harm our business, financial condition and operating results.

Any of these effects could increase our costs or otherwise reduce our profitability or hamper our business prospects.

     For example, in France, media-buying activities are subject to specific regulations following the adoption in 1993 of Law No. 93-122, known as the "Loi Sapin." The Loi Sapin profoundly redefined long-standing practices in the media industry in France and in particular the traditional role of advertising agencies. Since the introduction of the Loi Sapin, advertising agencies in France are no longer able to purchase advertising space from media providers and then resell the space on different terms to advertisers. In addition, media providers must bill advertisers directly for advertising space and agencies cannot receive any commissions or discounts directly from media providers. The Loi Sapin has had in the past, and we expect that it will continue to have, a significant negative financial impact on our media-buying activities in France.

     Government laws and regulations in France, the United States and other of our significant markets could place us at a competitive disadvantage relative to other advertising and communications services companies having a larger portion of their business conducted in countries with less regulation of our industry.

     Government regulation in certain countries in which we operate may impose potential liability for false or misleading advertising.

     In some of the markets in which we operate, there are laws and regulations which impose significant liabilities upon advertisers and advertising agencies for false or misleading advertising. As a result, we may face potential liability if the content of any of our advertisements are found to be false or misleading.

     For example, as the owner of advertising agencies operating in the United States that create and place print and Internet advertisements, we are subject to Sections 5 and 12 of the U.S. Federal Trade Commission Act. These sections regulate advertising in all media, including the Internet, and require advertisers and advertising agencies to have substantiation for advertising claims before disseminating advertisements. In the event that any advertising that we create is found to be false, deceptive, unfair or misleading, we may have liability under the Federal Trade Commission Act.

     Regulatory uncertainties regarding the collection and use of client data could harm our business and adversely affect our revenues from marketing services.

     Growing concern regarding privacy and the collection, distribution and use of information about Internet users has led to increased U.S. federal, state and foreign scrutiny and legislative and regulatory activity concerning data collection and use practices. Various U.S. federal and state and foreign governments and agencies have recently proposed limitations on the collection and use of information regarding Internet users.

     For example, in October 1998, the European Union adopted a directive that limits the collection and use of personal information in Europe. In addition to government activity, a number of industry and privacy advocacy groups are considering various new, additional or different self-regulatory standards. Due to our significant marketing services business, which relies on the collection and use of client data, this scrutiny, and any laws, regulations or standards promulgated, may substantially harm our operations or significantly reduce our revenues derived from marketing services.

     Governments, trade associations and industry self-regulatory groups may enact more burdensome laws, regulations and guidelines, including consumer privacy laws, affecting us or our clients. Since many of the proposed laws, regulations and guidelines are just being developed, and a consensus on privacy and data usage has not been reached, we cannot yet determine the impact these regulations may have on our business. Any of these laws, regulations, guidelines or other restrictions could have an adverse effect on our business and adversely affect our revenues from marketing services.

     Civil liabilities or judgments against us or our directors or officers based on U.S. federal or state securities laws may not be enforceable in the U.S. or in France.

     Holders of our shares or ADSs may not be able to effect service of process within the United States upon our directors and officers and our outside auditors. As a result, it may not be possible to enforce, in U.S. courts, judgments against these persons or against us based on any civil liability provisions of the U.S. federal or state securities laws. In addition, civil liabilities based on U.S. federal or state securities laws may not be enforceable against us and our directors and officers in France. If an original action is brought in France, based solely on U.S. federal or state securities laws, French courts may not have the necessary jurisdiction to grant the remedies sought. Actions for enforcement in France of judgments of U.S. courts rendered against these French persons would require them to waive their right under the French Civil Code to be sued only in France. We believe that none of these French persons has waived this right with respect to actions based solely on the U.S. federal or state securities laws.

     We are subject to corporate disclosure standards in the U.S. that are less demanding than those applicable to some U.S. companies.

     As a French company, we are not required to comply with the notice and disclosure requirements of the Exchange Act relating to the solicitation of proxies for shareholders' meetings. Although we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of non-U.S. companies under the Exchange Act is more limited than the periodic disclosure required of U.S. companies. Therefore, there may be less publicly available information about our company than is regularly published by or about other public companies in the United States.

ITEM 4.  INFORMATION ON THE COMPANY

Overview

     We are a global advertising and communications services company. According to Advertising Age, we are the sixth largest advertising and communications services company in the world, based on our 2001 revenues. With our headquarters located in Paris, two operating divisions headquartered in the United States and the third located in Spain, we believe that we bring a multicultural approach to our business that distinguishes us from other major advertising and communication services companies. Through our worldwide networks, we offer a broad range of communications services, including general advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, multimedia interactive communications and public relations. As of May 31, 2002, we had operations in over 65 countries through our networks of agencies located in more than 45 countries throughout Europe, North America, Latin America and the Asia-Pacific region, as well as contractual affiliations with agencies in over 20 additional countries.

     We conduct our business largely through the following three principal operating divisions:

     Euro RSCG Worldwide. From its divisional headquarters in New York, Euro RSCG Worldwide manages our principal international brand--Euro RSCG--and, as of May 31, 2002, operated a network of agencies in Europe, the United States, Latin America and the Asia-Pacific region. Through this network, Euro RSCG Worldwide offers a broad range of advertising and communications services.

     Arnold Worldwide Partners. From its divisional headquarters in Boston, Arnold Worldwide Partners offers a broad range of advertising and communications services through a network that, as of May 31, 2002, consisted of agencies located in Europe, the United States, Canada, Brazil and Australia. Arnold Worldwide Partners emphasizes creativity in advertising and marketing techniques and seeks to establish a strong local identity in the markets it serves.

     Media Planning Group. From its divisional headquarters in Barcelona, Media Planning Group provides media planning and buying services to its clients and operates primarily in Europe, Latin America and the United States. We initially acquired 45% of Media Planning Group in 1999 and subsequently acquired the remaining 55% in May 2001.

     We also have a number of specialized agencies that primarily operate in the following sectors that we believe offer significant growth prospects:

         .    corporate public relations;
         .    marketing support services; and
         .    human resources related services.

     Although our company is organized into three principal divisions and a number of specialized agencies, we conduct our operations primarily through the following direct and indirect subsidiaries:

                Name                   Country of Incorporation     Our Ownership Interest      Our Voting Interest
                ----                   ------------------------     ----------------------      -------------------
Havas Advertising International S.A.             France                       100%                      100%
Media Planning Group S.A.                        Spain                        100%                      100%
Euro RSCG Worldwide, Inc.                         U.S.                        100%                      100%
EWDB North America, Inc.                          U.S.                        100%                      100%
Snyder Communications, Inc.                       U.S.                        100%                      100%

     The following chart depicts the organizational structure of our principal subsidiaries and agency groups, organized by country of operation:

                                     [Chart]

                                 Havas (France)

                              [ARROWS POINTING TO]



          U.K. [ARROW POINTING TO]                  Havas Advertising International S.A. (France) 100%
                                                                   [ARROWS POINTING TO]

[Snyder Direct] 100%     Evelink plc 100%      Germany [ARROW      France, Germany and     U.S. [ARROW POINTING TO]
[ARROWS POINTING TO]     [ARROWS POINTING TO]  POINTING TO]        other countries
                                                                   [ARROW POINTING TO]

Arnold Agencies and      Arnold Agencies,      Havas Advertising   Arnold Agencies, Euro   EWDB North America, Inc.
Euro RSCG Agencies       Euro RSCG Agencies    GmbH 100% [ARROWS   RSCG Agencies and       100% [ARROWS POINTING TO]
                         and Specialized       POINTING TO]        Specialized Agencies
                         Agencies

                                               Arnold Agencies,                            Arnold Agencies, Euro RSCG
                                               Media Planning                              Agencies and Specialized
                                               Group Agencies                              Agencies
                                               and Euro RSCG
                                               Agencies

                                [Chart continued]

                                 Havas (France)

                              [ARROWS POINTING TO]


                                                                               U.S., U.K., France, Germany, and other
        U.S. [ARROW POINTING TO]              France [ARROWS POINTING TO]          countries [ARROWS POINTING TO]

Snyder Communications, Inc. 100% [ARROWS    Arnold Agencies and Specialized           Media Planning Group 100%
POINTING TO]                                           Agencies

Arnold Agencies, Euro RSCG Agencies and
Specialized Agencies

     The tables below provide a breakdown of our total revenues by geographic region and category of activity in 2001, 2000 and 1999. These tables do not include the results of Snyder Communications, Inc. prior to its acquisition by us on September 26, 2000.

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

                          Revenue by Geographic Region
                          -----------------------------

Geographic Region(1)                2001              2000               1999
--------------------                ----              ----               ----
                                             (in (Euro) thousands)
North America ............. (Euro)1,006,976     (Euro)653,070      (Euro)372,582
Europe (excluding France)..         713,443           625,986            416,493
France ....................         352,514           341,745            302,457
Latin America .............          90,043            88,446             57,442
Asia Pacific ..............          78,442            86,304             59,111

_________
(1) Revenues are allocated to the country or region of the subsidiary realizing the revenues.

                         Revenue by Category of Activity
                         -------------------------------

Category of Activity                2001               2000              1999
--------------------                ----               ----              ----
                                            (in (Euro) thousands)
Media & Marketing .........  (Euro)1,360,309   (Euro)1,027,233     (Euro)535,020
Traditional Advertising ...          881,109           768,318           673,065
     Total ................        2,241,418         1,795,551         1,208,085


History and development of our business

     Our company is a societe anonyme, a form of corporation organized under the French Commercial Code. Our registered office is located at 84, rue de Villiers, 92683, Levallois-Perret Cedex, France, and the phone number of our office is 33-1-41-34-30-00. Under our bylaws, our corporate existence terminates on July 15, 2050 unless extended by the approval of our shareholders at a meeting of shareholders.

     We were incorporated in 1968 under the name "Havas Conseil." At that time, our sole shareholder was Havas S.A., a French media group. Havas S.A.'s shareholding declined over time, from 100% in 1968, to approximately 45% in 1972, to approximately 31% in 1998 and to 0% in June 2001. Havas S.A. was acquired by Vivendi Universal, a media, communications and environmental services company, in 1998 and is now known as Vivendi Universal Publishing.

     In 1982, our shares were first listed on Euronext Paris S.A., previously known as the Paris Bourse, which is the French national stock exchange. Our shares have traded on the Premier Marche of Euronext Paris S.A., which is the principal trading market for securities in France, since May 1985. Our ADSs began trading on the Nasdaq National Market System on September 27, 2000.

     At the time of our original incorporation, our business activity was concentrated in France and was focused on traditional advertising and media buying services. Since the mid-1970s, we have expanded our business significantly, both geographically and in the breadth of services that we offer. Our expansion has been achieved through internal growth and the selective acquisition of complementary agencies. Over the last ten years, the portion of our total revenues derived outside of France has increased from 48% in 1991 to 84% in 2001.

     Over the past ten years, we made a number of significant changes to our organization that we believe have substantially expanded our geographic reach, the scope of our services, and our positioning in an increasingly global market. These changes included the following:

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

     . In 1997, we moved the divisional headquarters of Euro RSCG Worldwide from Paris to New York. This has allowed us to move closer to U.S. advertisers and to the U.S. advertising market, which Zenith Optimedia recently estimated to account for 43% of 2001 worldwide advertising expenditures. In addition, we believe our introduction of worldwide branding and a global network linking all members of Euro RSCG Worldwide has raised the level of cooperation among the agencies comprising the Euro RSCG Worldwide network.

     . In 1999, we created a new media planning group by combining the media planning and buying activities of Media Planning, S.A., a Spanish company, with our existing media planning business. We initially acquired 45% of this new group and subsequently acquired the remaining 55% in May 2001. We believe that operating our media planning and buying activities as separate entities rather than solely as departments within our agencies is the most effective structure to capitalize on growth opportunities in the media business. By combining our media planning and buying activities with those of Media Planning, S.A., we believe that we have created a powerful network of media expertise that has the management skills and resources necessary to compete in the media market.

     . In 2000, we acquired Snyder Communications, Inc., a U.S.-based provider of direct marketing, advertising and communications services. We added Snyder Communications' Bounty SCA Worldwide agency to the Euro RSCG Worldwide network to strengthen our marketing services. We also added Snyder Communications' Arnold Communications advertising agency to our then existing "Campus" network to create the Arnold Worldwide Partners network. In addition, we subsequently added Brann Worldwide, the direct marketing specialist agency of Snyder Communications, to the Arnold Worldwide Partners network.

     Beginning in late 1998, we embarked on a strategic acquisition plan to expand and consolidate our businesses and services in various markets worldwide. This has resulted in a large number of acquisitions in North America, Europe, South America and the Asia-Pacific region over the last three years. See "--Principal Acquisitions and Divestitures" below.

     On July 19, 2001, we announced an offer to acquire all of the outstanding shares of Tempus Group PLC, a U.K.-based media planning and buying specialist. Under the terms of our offer, shareholders of Tempus would have received 541 pence per Tempus share in cash, valuing Tempus at approximately (pound)425 million. Subsequently, Tempus received a higher offer from WPP Group, after which point we determined that deteriorating conditions in the advertising market and the global economy did not support an increase in our offer price. Consequently, we allowed our offer to lapse on September 24, 2001.

     On May 23, 2002, we changed our corporate name from "Havas Advertising" to "Havas" by resolution of our shareholders at our annual meeting of shareholders. In connection with the change of our corporate name, we also changed our Nasdaq National Market ticker symbol to "HAVS" and our web address to http://www.havas.com. Neither our web site nor any information contained on our web site shall be deemed to be a part of this annual report on Form 20-F or incorporated by reference herein.

Principal Acquisitions and Divestitures

     One of the elements of our business strategy is the targeted expansion and consolidation of our businesses and services in various markets worldwide. As a result of this strategy, our principal capital expenditures since late 1998 have been associated with the acquisition of other advertising and communications services firms. We acquired more than 40 companies in 1999, more than 35 companies in 2000 and more than 20 companies in 2001. The rate of our acquisitions slowed in 2001 as we reacted to the deterioration in the global economy and our industry by:

     .    moderating our acquisition activity; and

     . refocusing our acquisition plan on reinforcing our integrated communications services and media expertise, primarily through expansion of the geographic coverage and service offerings of our existing networks.

     The total consideration paid in connection with these acquisitions was
(Euro)255.4 million in 1999, (Euro)2,360.2 million in 2000 and (Euro)635.8 million in 2001.

     Most of the financial impact of our acquisitions in 2001 was related to the following two principal acquisitions:

     . Media Planning Group. In May 2001, we increased our ownership of Media Planning Group to 100% when we acquired the remaining 55% interest in this company from its other shareholders in exchange for a total of 28,800,000 Havas shares and (Euro)51.2 million in cash. The total consideration, including acquisition costs, amounted to approximately (Euro)495.9 million.

     . Circle.com. In June 2001, we acquired all of the issued and outstanding shares of the Circle.com tracking stock of Snyder Communications in exchange for a total of 2,130,673 Havas ADSs. The total consideration, including acquisition costs, amounted to approximately (Euro)28.2 million.

     Our most significant acquisition during the last three years occurred on September 26, 2000, when we acquired Snyder Communications. Under the terms of the acquisition, we exchanged 100,751,047 Havas ADSs for all of the outstanding SNC common stock of Snyder Communications. The total consideration, including acquisition costs, amounted to approximately (Euro)2,149.8 million.

     In addition to our acquisition of Snyder Communications, our other principal acquisition during the last three years was our July 1999 acquisition of Lopex Plc, a U.K.-based marketing services and public relations firm. We acquired Lopex through a public tender offer. The total consideration, including acquisition costs, amounted to approximately (Euro)110.8 million.

Industry trends

     Our management believes that several industry trends have had and will continue to have a fundamental impact on our business and prospects. These trends include:

     . Continued client demand for integrated communications services, which consists of coordinating traditional advertising services with marketing services;

     . Globalization of many industries and the resulting globalization of the advertising industry and polarization into a relatively small number of global networks and a large number of smaller local and regional agencies;

     . Growth of marketing services, as the rapid development of new communication technologies has enabled advertisers to reach their intended audiences using means that are more targeted than mass marketing;

     . Continued evolution of the Internet as a new market for advertising and marketing services; and

     . Evolution of media planning and buying from an ancillary service within traditional advertising agencies into a specialized autonomous service.

Business strategy

     Our long-term business strategy is to continue our development into one of the leading global advertising and marketing services groups with levels of growth and profitability that are comparable to the "top three" global advertising and communications groups--WPP Group, The Interpublic Group of Companies and Omnicom Group--as ranked by Advertising Age based on 2001 revenues. To accomplish this growth, we have identified the following key goals:

     . Focus on attracting and serving multinational clients through an emphasis on coordinating the worldwide efforts of our constituent advertising, media planning and buying, and marketing services agencies;

     . Capitalize on the opportunities to provide integrated communications services;

     . Expand and consolidate our positions in various markets, primarily through targeted acquisitions to increase the geographic scope and service offerings of our existing networks;

     . Promote a decentralized and multicultural approach to our business to better respond to client needs and to attract and retain key personnel; and

     . Improve our financial performance by controlling costs, including through a consolidated purchasing initiative, and seeking to achieve key financial performance goals, including increasing the proportion of marketing services in our business mix, increased geographic diversification, and continued emphasis on improving operating margins and free cash flow.

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

     . Direct marketing. Direct marketing services consist of providing communications, such as direct mail, and related database support that are designed to develop and maintain a measurable contact between the message sender and the receiver.

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

     . Sales promotion. Sales promotion services consist of designing communications that aim to induce consumer purchasing, promote consumer loyalty, increase consumer interest in a product or react to a competitor's attack.

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

     . Public relations. Public relations services consist of conditioning the public to have a positive understanding of and goodwill for a brand or a client.

  Strategic Reorganization

      At the beginning of 2001, our business was organized into four operating divisions: Euro RSCG Worldwide, Arnold Worldwide Partners, Media Planning Group and Diversified Agencies Group. In the fourth quarter of 2001, we began a reorganization of our business operations in an effort to realize greater synergies among agencies within our operating divisions and to counter the impact of the downturn in the global economy and the advertising and communications services industry. As a result of this reorganization, agencies representing approximately 55% of the activities of our former Diversified Agencies Group division, as measured by 2000 revenues, have been integrated within our three principal operating divisions: Euro RSCG Worldwide, Arnold Worldwide Partners and Media Planning Group.

      The remainder of the agencies of our former Diversified Agencies Group division report directly to our Paris headquarters and are referred to as specialized agencies. Most of these agencies have been organized into three new specialized agency networks focusing on three sectors that we believe offer significant growth prospects: corporate public relations, human resources communications and marketing support. For more information on our strategic reorganization, please see "Operating and Financial Review and Prospects--Overview--Reorganization and Restructuring Plan" on page 26.

Organization into three principal operating divisions

     As a result of our strategic reorganization, our business is now organized into three principal operating divisions and a number of specialized agencies. Because our operating divisions utilize independent brands, including Euro RSCG Worldwide, Arnold Worldwide Partners and Media Planning Group, we are often able to represent clients with competing products and services, which enables us to continue to expand internationally.

     Set forth below is a summary of each of our three principal operating divisions and our specialized agencies.

Euro RSCG Worldwide

     Overview. Our Euro RSCG Worldwide division was founded in 1991 and is our largest operating division and our principal international brand. Since its formation, the division has progressively expanded into an international network of agencies. This has been accomplished primarily through acquisitions of independent local agencies around the world. As of May 31, 2002, Euro RSCG Worldwide had operations in over 65 countries through agencies in over 45 countries throughout Europe, North America, Latin America and the Asia-Pacific region, as well as contractual affiliations with agencies in over 20 additional countries. Euro RSCG Worldwide was ranked by Advertising Age as the fifth largest advertising agency network worldwide in April 2002, based on 2001 revenues.

     Euro RSCG Worldwide's decentralized management style reflects its historical development from a loose federation of local agencies into a global multicultural network. Agencies typically retain their local management and branding, and, in many cases, local management retains a minority equity stake in the agencies. To insure coordination between agencies, Euro RSCG Worldwide has in place a small group of managers, each responsible for a geographic region or activity sector. Global brand directors are solely dedicated to the relationship with a particular client and for channeling the network's resources to service the global needs of that client. To improve exchanges and enable more rapid communication between the agencies, in 1997 our Euro RSCG Worldwide network developed and launched StarLink, a sophisticated intranet tool that links all members of Euro RSCG Worldwide and their clients with the goal of globally coordinating Euro RSCG Worldwide's delivery of client services.

     Euro RSCG Worldwide offers a broad range of advertising and communications services to support major international clients through its international network of agencies. Euro RSCG Worldwide has the following distinct networks within its overall network.

     Euro RSCG Interaction. In 1998, Euro RSCG Worldwide formed an interactive business, Euro RSCG Interaction. We organized Euro RSCG Interaction to take advantage of the growing Internet advertising market by offering interactive expertise across multiple disciplines. Euro RSCG Interaction specializes in digital production, entertainment and third party content, e-commerce and e-commerce brand building, database analysis and management and interactive television.

     Euro RSCG Marketing Services. In 1999, Euro RSCG Worldwide launched Euro RSCG Marketing Services, a network designed to better coordinate the marketing services furnished by our Euro RSCG Worldwide agencies and strengthen their ability to provide global creative solutions. Euro RSCG Marketing Services provides direct marketing, event marketing, sales promotion, interactive and database marketing and related services, and utilizes a broad spectrum of media, including mail, print, television, radio and interactive media.

     Euro RSCG Corporate Communications. Euro RSCG Corporate Communications is a network of agencies that focus on corporate public relations and financial communications.

     Euro RSCG Healthcare. Euro RSCG Healthcare is a network of agencies that offer a broad range of services tailored to healthcare clients. The Euro RSCG Healthcare network provides advertising, consulting, marketing services, medical education, public relations, interactive services and related services to clients in the healthcare industry.

     Creation of Euro RSCG MVBMS and Euro RSCG Tatham Partners. In May 2002, Euro RSCG Worldwide combined the operations of its North American agencies to create two new integrated agencies: Euro RSCG MVBMS Partners and Euro RSCG Tatham Partners. The purpose of this reorganization was to consolidate the management and financial operations of the combined agencies into two integrated operating groups, each offering a broad range of marketing and communications services.

     Strategic Expansion. Euro RSCG Worldwide is in the process of a strategic expansion, both geographically and through the development of particular communications services, that is intended to further enhance its ability to offer integrated communications services and its position among the world's five largest advertising agency networks, as ranked by Advertising Age based on 2001 revenues. Euro RSCG Worldwide intends to continue to expand its geographic scope and service offerings, primarily through selective acquisitions.

Arnold Worldwide Partners

     Overview. Following our acquisition of Snyder Communications in 2000, we combined Snyder Communications' Arnold Communications advertising agency with our former "Campus" network and moved the headquarters of the division from Paris to Boston to create "Arnold Worldwide Partners." In addition, as a result of our strategic reorganization in 2001, we added eight agencies from our former Diversified Agencies Group division to the Arnold Worldwide Partners network in the sectors of marketing services, corporation communications and traditional advertising. Included in these agencies is the Brann Worldwide network, which provides Arnold Worldwide Partners with broad direct marking and sales services capabilities.

     As of May 31, 2002, our Arnold Worldwide Partners network consisted of agencies in Europe, the United States, Canada, Brazil and Australia. These agencies emphasize creativity in advertising and marketing techniques and seek to establish a strong local identity in the markets they serve. Arnold Worldwide Partners' approach to managing projects involves using a team of advertising experts in the country of origin of the project to develop a multinational advertising campaign that is carefully coordinated with our other Arnold Worldwide Partners agencies. As a result, we believe that Arnold Worldwide Partners agencies provide high quality creative work and precise and rapid international coordination. Although, as discussed below, our Arnold Worldwide Partners division currently intends to expand in the near future, we expect the geographic coverage of Arnold Worldwide Partners to remain limited to the 20 countries with the most advertising activity in order to best address the needs of its target clients and major global advertisers.

     Strategic Expansion. Arnold Worldwide Partners currently intends to expand its network, primarily through selective acquisition of agencies. Arnold Worldwide Partners currently intends to expand its network to cover each of the 20 largest advertising and communications markets in the world. Arnold Worldwide Partners expects to target agencies that it determines are generally recognized in their markets for the high quality of their work product and that will foster Arnold Worldwide Partners' approach to careful coordination of multinational advertising campaigns.

Media Planning Group

     Overview. In recent years, the media services industry has been affected by the increasing segmentation of the media and audiences, the increasing importance of high technology and the increasingly global needs of clients. In response to these changes, we decided to reorganize our media operations as a separate, autonomous operating company, with the size, geographic reach, expertise and dedicated management we believe are required to succeed in the industry's new environment. Accordingly, we combined our existing media services agencies with Media Planning, S.A., a private Spanish-based media specialist, in October 1999. We initially acquired a 45% equity interest in Media Planning, S.A., which then changed its name to Media Planning Group S.A. In May 2001, we acquired the remaining 55% of Media Planning Group. For a more detailed description of the creation of Media Planning Group, please see "Operating and financial review and prospects--Creation of Media Planning Group" beginning on page 24.

     Three principal specialist networks comprise our Media Planning Group:

     . Media Planning, an international media agency network specializing in the planning and purchase of traditional media, as well as the execution of marketing and media strategies.

     . Media Contacts, an international division of the Media Planning Group network specializing in Internet-related media services, including the planning and purchase of online media, the formation of online partnerships, the creation of e-mail marketing campaigns, the implementation of customer relationship management (CRM) solutions and the design of interactive TV advertising campaigns.

     . Arena, an integrated planning network providing communications consulting services across a broad range of media platforms.

In addition, as a result of our strategic reorganization in 2001, the Media Planning Group now includes Havas Advertising Sports, an agency created in June 1999 to offer sports marketing services to sports institutions, federations, clubs, broadcasters and advertisers.

     Media Planning Group, which is headquartered in Barcelona, operated in 16 countries as of May 31, 2002. Since its creation, Media Planning Group has become one of the largest media service groups worldwide. Media Planning Group is ranked by Advertising Age as the tenth largest media specialist company in the world and the twelfth largest in the U.S., based on 2001 billings.

     Strategic Expansion. In the media services industry, we believe larger media services firms can often leverage their size by obtaining more favorable terms for media purchases for their clients and are also better able to analyze for their clients the effects of their planning and purchasing of media due to their greater resources. As a result of these considerations, Media Planning Group currently intends to continue its growth by consolidating its positions in Europe, the United States and Latin America through acquisitions and internal growth. Media Planning Group's current objective is to become one of the top five media services firms in the world, based on annual billings.

Specialized agencies

     In addition to the agencies that make up our three principal operating divisions, we also have a number of specialized agencies that report directly to our Paris headquarters. These specialized agencies operate primarily in three sectors:

     . Corporate Public Relations - AMO. We have organized our specialized agencies in this sector into a corporate public relations network, which we refer to as AMO. Agencies in this network provide corporate public relations services to clients in the financial, public affairs and product manufacturing markets. AMO also includes agencies from Euro RSCG Worldwide that operate in the same sector.

     . Human Resources - HR Gardens. We have organized our specialized agencies in this sector into a human resources network, which we refer to as HR Gardens. Agencies in this network provide human resources-related research, event planning, consulting and communication services primarily to corporate and educational clients.

     . Marketing Support. Our specialized agencies in this sector provide telemarketing, merchandising, field marketing, print advertising and sales promotion services to a broad range of clients.

Seasonality

     Our business is subject to seasonal effects and we have generally experienced the greatest level of business, both in terms of revenue and earnings, in the fourth quarter of each year.

Competition

     The advertising and communications services industry is highly competitive, and we expect it to remain so. At the holding company level, our principal competitors are other large multinational marketing and communications groups, including WPP Group, The Interpublic Group of Companies, Omnicom Group, Publicis Groupe, Dentsu, Grey Global Group and Cordiant Communications Group. The actual competition for clients, however, generally takes place at the agency level. Our principal agency networks in the advertising industry are Euro RSCG Worldwide and Arnold Worldwide Partners, which compete with other similar multinational agencies and networks of agencies, including Dentsu, McCann-Erickson Worldwide, BBDO Worldwide, J. Walter Thompson Company, Grey Worldwide, DDB Worldwide Communications, Ogilvy & Mather Worldwide, Leo Burnett Worldwide and Publicis Worldwide, as well as numerous smaller agencies that operate only in regional or local markets. In addition, for media planning and buying clients, we compete with divisions of large multinational marketing and communications groups as well as specialized media buying and planning companies.

     We compete with these other companies and agencies to maintain existing client relationships and to obtain new clients and assignments. In addition, some clients require agencies to compete for business at mandatory periodic intervals. We believe that we compete principally on the basis of the following factors:

     .    creative reputation;

     .    knowledge of media;

     .    quality and breadth of services;

     .    experience and expertise in interactive services;

     .    geographic coverage and diversity;

     .    relationships with clients; and

     .    size and financial resources.

     Recently, we also have encountered competition from major consulting firms that have developed practices in marketing and communications. New competitors also include smaller companies such as systems integrators, database marketing and modeling companies and telemarketers, which offer technological solutions to marketing and communications issues faced by clients. In addition, the trend among multinational companies towards consolidation of global accounts also has required us and other companies seeking to compete effectively in the international communications services industry to make significant investments. These investments include additional offices and personnel around the world and new and improved technology for linking these offices and people.

Intellectual property

     In the first quarter of 2002, we purchased all rights held by Vivendi Universal Publishing to the "Havas" trademark, except for specified derivative names of Havas, including "Havas Voyages," for (Euro)4.5 million. Before that time, we licensed the use of the name "Havas Advertising" from Vivendi under annual license agreements. The name "Havas" is registered, or is in the process of being registered, in more than 95 countries.

     We also have trademark protections for each of our three divisional names. Our "Euro RSCG Worldwide" name is a registered trademark owned by us and is registered, or in the process of being registered, in more than 107 countries. Our "Arnold Worldwide Partners" name is a registered trademark owned by us and is registered, or is in the process of being registered, in nine countries and the European Union. Our "Media Planning Group" name is a registered trademark owned by us and is registered, or in the process of being registered, in 14 countries and the European Union.

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

     As the owner of advertising agencies operating in the United States that create and place print and Internet advertisements, we are subject to Sections 5 and 12 of the U.S. Federal Trade Commission Act. These sections regulate advertising in all media, including the Internet, and require advertisers and advertising agencies to have substantiation for advertising claims before disseminating advertisements. If any advertising that we create is found to be false, deceptive, unfair or misleading, we may have liability under the Federal Trade Commission Act.

     In France, media-buying activities are subject to specific regulations following the adoption in 1993 of Law No. 93-122, known as the "Loi Sapin." The Loi Sapin, the objective of which is to encourage greater transparency in media-buying dealings, profoundly redefined long-standing practices in the media industry in France and in particular the traditional role of advertising agencies. Before the adoption of the Loi Sapin, agencies acted as intermediaries between advertisers and media providers. Since the introduction of the Loi Sapin, agencies must act as agents for advertisers. As a result, agencies are no longer able to purchase advertising space from media providers and then resell the space on different terms to advertisers. In addition, media providers must bill advertisers directly for advertising space and agencies cannot receive any commissions or discounts directly from media providers. The Loi Sapin only applies in France and in situations where both the media provider and the advertiser or the agency are located in France. The Loi Sapin has had in the past, and we expect that it will continue to have, a significant negative financial impact on our media-buying activities in France. We are not aware of any existing, or contemplated, similar legislation in the other countries in which we currently operate.

     Various U.S. federal, state and foreign governments and agencies have recently proposed limitations on the collection and use of personal information regarding Internet users. In October 1998, the European Union Data Protection Directive became effective. This directive limits the collection and use of personal information from Europeans both on and off the Internet. This directive also will be implemented through national legislation by the member states of the European Union. In addition to government activity, a number of industry and privacy advocacy groups are considering various new, additional or different self-regulatory standards. Due to our significant marketing services business, which relies on the collection and use of client data, this scrutiny, and any laws, regulations or standards promulgated, may have an adverse effect on our business and adversely effect our revenues from marketing services.

Properties

     We lease, and in a few locations own, office space in more than 45 countries.

     Our headquarters are located in Levallois-Perret, France, where we occupy approximately 246,000 square feet, for a base annual rent of (Euro)7.4 million for 2001 and (Euro)7.7 million for 2002. Our lease expires on December 31, 2002. In 2003, we will relocate our headquarters to Suresnes, France where we have leased approximately 216,000 square feet of leasable area for a minimum net annual rent of (Euro)8.1 million. We anticipate that we will be able to move into these new headquarters in Suresnes in the second or third quarter of 2003. We are currently negotiating with the owner of our present headquarters in Levallois-Perret to extend our lease until this relocation occurs, and we do not anticipate any difficulties obtaining such an extension.

     Our Arnold Worldwide division headquarters are located in Boston, Massachusetts, where we occupy approximately 133,800 square feet for a base annual rent of $4.3 million. The lease expires on August 31, 2004.

     Our Euro RSCG Worldwide division headquarters are located in New York, New York, where we occupy approximately 129,400 square feet for an annual base rent of $3.7 million through December 31, 2003 and $4.1 million through December 31, 2007. The lessee under the lease is one of our wholly owned subsidiaries and we have guaranteed our subsidiary's obligations under the lease. The lease expires on December 31, 2007.

     In addition to these leases, we have entered into leases for our principal offices located in the United States, the United Kingdom and France. In the United States, we lease office space in New York City and Mineola, New York; Milford, Carlstadr and Murray Hill, New Jersey; Rockville and Baltimore, Maryland; Seattle, Washington; Washington, D.C.; Atlanta, Georgia; Boston, Massachusetts; Dallas, Houston, Carrollton and Plano, Texas; Chicago and Glen Ellyn, Illinois; San Francisco, Los Angeles, Emerville, Arroyo Grande and Palo Alto, California; Salt Lake City, Utah; Pittsburgh, Berwyn and Wayne, Pennsylvania; Wilton and Danbury, Connecticut; St. Louis, Missouri; Miami, Florida; Milwaukee, Wisconsin; and Richmond and McLean, Virginia, for an aggregate current annual base rent of $41.9 million, excluding Euro RSCG Worldwide's and Arnold Worldwide's headquarters. The leases for our U.S. offices expire at various dates ranging from June 30, 2002 to November 30, 2014. In the United Kingdom, we lease office space in London, Birmingham, Glasgow, Kent, Manchester, Nottingham, Bristol, Newcastle, Edinburgh, Cirencester, Diss, Borehamwood and Cardiff, for an aggregate current annual base rent of approximately (Euro)17.0 million. Our U.K. leases expire at various dates ranging from September 29, 2002 to August 14, 2016. In France, we lease office space in Paris and its suburbs, Bordeaux, Lyon, Rennes, Lille, Reims, Tours, Toulouse, Annecy, Strasbourg, Marseille, Montpelier, Nice, Metz and Roubaix, for an aggregate current annual base rent of (Euro)5.0 million, excluding our company headquarters. Our French leases expire at various dates ranging from June 30, 2003 to January 31, 2011. In all countries other than the United States, the United Kingdom and France where we lease office space, the aggregate annual base rent to be paid during 2002 is approximately (Euro)15.9 million.

     We believe that all of our facilities are suitable for their use, and that we generally have sufficient space for our existing needs and expected near-term growth.

Marketing Channels

     We market our services primarily by evaluating the advertising and communications needs of our clients and prospective clients and by demonstrating to our clients and prospective clients how we propose to meet those needs. Our development of strong brands and a global reputation are key elements of our marketing strategy.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion of our results of operations and financial condition should be read together with our consolidated financial statements and the accompanying notes included elsewhere in this annual report. In order to facilitate comparison with other groups in the advertising industry, our financial statements included in this annual report have been presented using "U.S. GAAP." The discussion and analysis that follows provide information that we believe is relevant to an assessment and understanding of our consolidated results of operations for the years ended December 31, 1999, 2000 and 2001 and our financial condition as of December 31, 2000 and 2001.

Overview

     We operate in one reportable business segment, advertising and communications services. We offer a broad range of communications services and media expertise, including general advertising, media planning and buying, corporate communications, direct marketing, sales promotions, design, human resources, multimedia interactive communications and public relations. We provide these services to a wide variety of clients, and are not significantly dependent on any single client or industry group.

     The comparison of our results of operations for 1999, 2000 and 2001 were impacted by the following principal events and factors:

     Creation of Media Planning Group. In 1999, we combined our media planning and buying businesses with those of Media Planning, S.A., a Spanish media group, to create our "Media Planning Group." We completed the transaction on October 5, 1999, as an exchange of similar assets, in which we contributed our media planning and buying businesses in France, the United Kingdom, Spain, Italy, the Netherlands and the United States to Media Planning Group, a Spanish joint venture company. At the same time, the shareholders of Media Planning, S.A. contributed to the joint venture the media planning and buying businesses of Media Planning, S.A. in Spain, Portugal and Latin America. The aggregate fair values of the businesses and other assets contributed to Media Planning Group by us and by Media Planning, S.A. were (Euro)140.3 million and (Euro)171.5 million, respectively. In exchange for the contributions, the shareholders of Media Planning, S.A. received an aggregate of 55% of the shares of Media Planning Group and we received the remaining 45%. Under U.S. GAAP, we fully consolidated the businesses we contributed to Media Planning Group for the first nine months of 1999, and we accounted for the 45% interest in Media Planning Group we acquired using the equity method from September 30, 1999. Subsequently, on May 22, 2001, we acquired the remaining 55% interest in Media Planning Group from the other shareholders of Media Planning Group in exchange for a total of 28,800,000 Havas shares and (Euro)51.2 million in cash. From May 31, 2001, we have fully consolidated the results of Media Planning Group.

     Strategic Acquisition Plan. Beginning in late 1998, we embarked on a strategic acquisition plan to expand and consolidate our businesses and services in various markets worldwide. This has resulted in a large number of acquisitions in North America, Europe, South America and the Asia-Pacific region over the last three years. We acquired more than 40 companies in 1999, more than 35 companies in 2000 and more than 20 companies in 2001. The rate of acquisitions slowed in 2001 as we reacted to the deterioration in the global economy and our industry by:

     .    moderating our acquisition activity; and

     . refocusing our acquisition plan on reinforcing our integrated communications services and media expertise, primarily through expansion of the geographic coverage and service offerings of our existing networks.

     We paid an aggregate of approximately (Euro)255.4 million, (Euro)2,360.2 million and (Euro)635.8 million in 1999, 2000 and 2001, respectively, for businesses we acquired, resulting in an excess of purchase price over net assets acquired of (Euro)263.7 million, (Euro)2,264.9 million and (Euro)652.5 million in 1999, 2000 and 2001, respectively, of which we allocated (Euro)0.0,
(Euro)251.6 million and (Euro)150.7 million, respectively, to intangibles, other than goodwill, that are amortized over their estimated useful lives, with a related deferred tax liability of (Euro)0.0, (Euro)95.6 million and (Euro)52.7 million, respectively. The residual goodwill of (Euro)263.7 million,
(Euro)2,108.9 million and (Euro)554.6 million in 1999, 2000 and 2001, respectively, was amortized on a seven to 40-year basis through December 31, 2001. The total contribution of these acquired businesses to our revenue in the year of their acquisition was (Euro)137.0 million, (Euro)346.6 million and
(Euro)188.3 million in 1999, 2000 and 2001, respectively.

     Our acquisitions during the period from 1999 through 2001 included the following principal transactions:

     . Lopex Plc. In July 1999, we purchased all of the outstanding shares of Lopex Plc, a U.K.-based marketing services and public relations firm, following a public tender offer for a price of 120 pence per share in cash. This acquisition was accounted for as a purchase as of July 1, 1999. The total consideration, including acquisition costs, amounted to approximately (Euro)110.8 million, resulting in goodwill of approximately (Euro)120.5 million, which was amortized on a 40-year basis through December 31, 2001. Lopex contributed (Euro)35.1 million to our revenues in 1999.

     . Snyder Communications, Inc. On September 26, 2000, we acquired Snyder Communications, Inc., a U.S.-based provider of direct marketing, advertising and communications services. We acquired Snyder Communications through the merger of one of our subsidiaries into Snyder Communications. Each share of the SNC common stock of Snyder Communications was exchanged for 1.3710 Havas ADSs. All of the shares of the Circle.com common stock of Snyder Communications, the tracking stock for the interactive communications business of Snyder Communications, remained outstanding following the merger. We issued a total of 100,751,047 ADSs in the transaction. The total purchase price, including acquisition costs, amounted to (Euro)2,149.8 million. We allocated the purchase price to the assets acquired, including intangibles, and liabilities assumed based on their respective fair values pursuant to a fair market valuation from an independent valuation firm. The excess of purchase price over net assets acquired amounted to (Euro)2,101.5 million and was allocated to other intangible assets such as trade names, assembled workforce, databases and customer bases in an amount of (Euro)251.6 million, to be amortized over periods from four to 20 years, and related deferred tax liability in an amount of (Euro)95.6 million.

          The residual goodwill of (Euro)1,945.5 million was allocated between the SNC and Circle.com business units of Snyder Communications in an amount of (Euro)1,928.5 million and (Euro)17.0 million, respectively, based on the relative market capitalization of the SNC common stock and the Circle.com common stock at September 22, 2000, and was amortized on a 40-year basis for SNC and a seven-year basis for Circle.com through December 31, 2001. Snyder Communications contributed (Euro)210.6 million to our revenues in 2000.

     . Media Planning Group. On May 22, 2001, we increased our ownership of Media Planning Group to 100% by acquiring the remaining 55% interest from the other shareholders of Media Planning Group in exchange for a total of 28,800,000 Havas shares and (Euro)51.2 million in cash. Total consideration, including acquisition costs, amounted to approximately
          (Euro)495.9 million. We allocated the purchase price to the assets acquired, including intangibles and assumed liabilities, at their respective fair values as of the date of the acquisition. The excess of purchase price over net assets acquired amounted to (Euro)471.6 million and was allocated to customer base in an amount of (Euro)150.7 million, to be amortized over 12.5 years, and related deferred tax liability in an amount of

          (Euro)52.7 million. The residual goodwill of (Euro)373.6 million was amortized on a 40-year basis through December 31, 2001. This transaction contributed (Euro)103.9 million to our 2001 revenues.

     . Circle.com. On June 26, 2001, we acquired all of the issued and outstanding shares of the Circle.com tracking stock of Snyder Communications in exchange for 2,130,673 Havas ADSs. The total consideration, including acquisition costs, was approximately
          (Euro)28.2 million. Goodwill was approximately (Euro)75.3 million, which was amortized on a seven-year basis through December 31, 2001.

     In addition, on July 19, 2001, we announced an offer to acquire all of the outstanding shares of Tempus Group PLC, a U.K.-based media planning and buying specialist. Under the terms of our offer, shareholders of Tempus would have received 541 pence per Tempus share in cash, valuing Tempus at approximately (Pounds)425 million. In connection with our offer, we acquired 2,713,312 Tempus shares in open market purchases at the offer price of 541 pence per share, for a total price of (Pounds)14.7 million.

     On August 20, 2001, WPP Group PLC, a global advertising and communications company, announced a competing offer of 555 pence per Tempus share in cash. Thereafter, we determined that deteriorating conditions in the advertising market and the global economy did not support an increase in our offer price, and consequently we allowed our offer to lapse on September 24, 2001. In November 2001, we sold our 2,713,312 Tempus shares to WPP for (Pounds)15.1 million by accepting its offer. In addition, Tempus paid us a termination or "break-up" fee of (Pounds)4 million in January 2002 as a result of WPP's successful higher-priced offer.

     Economic Conditions. 2001 was a very challenging year for us and the entire communications services industry. Market conditions in the industry deteriorated dramatically during the year. At the end of 2000, Zenith Optimedia projected worldwide growth of approximately 6% in advertising spending for the year 2001. In early 2002, Zenith Optimedia estimated that worldwide advertising spending had actually declined by approximately 5% in 2001. Although the deterioration in the industry was experienced worldwide, North American markets were hit particularly hard. Demand for our services dropped throughout the year, as many clients significantly reduced their advertising and marketing budgets in response to deteriorating economic conditions. Some of our clients also re-negotiated lower fees and commissions for our services. This decrease in demand and the downward pressure on fees and commissions had an adverse impact on our billings, revenue and profitability.

     Reorganization and Restructuring Plan. In response to the worsening economic conditions, we implemented a strategic reorganization and a worldwide restructuring plan in 2001.

     Beginning in October 2001, we implemented a strategic reorganization of our operating divisions to reduce costs, simplify organizational structures, and promote greater synergies among our agencies by refocusing our activities around our three major brands and two core businesses: Euro RSCG Worldwide and Arnold Worldwide Partners for integrated communications services and Media Planning Group for media expertise. The activities of our former Diversified Agencies Group have largely been integrated within our three principal operating divisions or organized into three niche sectors - corporate public relations, human resources communications and marketing support.

     During 2001, we also executed a worldwide restructuring plan to reduce costs, primarily through employee severance and lease terminations and abandonments. We recorded approximately (Euro)128.4 million in pre-tax restructuring and other charges in 2001 in connection with this worldwide restructuring. These charges include pre-tax severance and other personnel-related costs of (Euro)61.3 million, pre-tax occupancy and facilities-related costs of (Euro)51.4 million as well as pre-tax asset write-downs and other charges of (Euro)15.6 million.

     As a result of our strategic reorganization and worldwide restructuring undertaken in 2001, we estimate that we started 2002 with an annual cost base that was approximately (Euro)70.0 million lower than that of 2001.

Outlook

     In 2002, we expect to focus on three priorities:

     .    developing our existing clients;
     .    aggressively seeking new business; and
     .    controlling costs.

     In 2001, advertising and communications services budgets appeared to be early cost-cutting targets as companies cut back on spending in reaction to the rapid deterioration in overall economic conditions. We are cautiously optimistic that the economy is beginning to rebound and that an improvement in economic conditions will result in stabilization or modest increases in advertising and communications services spending by our clients in 2002. We currently estimate that in 2002 the worldwide market for traditional advertising will be flat to slightly negative and that the worldwide market for marketing services will be flat to slightly positive. We have experienced an encouraging start in 2002 for new business gains, including the April 2002 appointment of Euro RSCG as global advertising agency for Reckitt Benckiser's fabric care, dishwashing and home care brands, although to date this appointment has not had a substantial impact on our revenues. Finally, we believe that our strategic reorganization and worldwide restructuring in 2001 have better aligned our cost structure to the projected continued weak revenue environment and that our strategic reorganization has enhanced our ability to deliver integrated communications services to our clients. As a result, although market conditions remain uncertain, we currently expect our performance in 2002 to be stronger in terms of organic growth and profitability than 2001.

Seasonality

     Our business is subject to seasonal effects. We have generally experienced the greatest level of business, both in terms of revenue and earnings, in the fourth quarter of each year. As a result, cash, accounts receivable, accounts payable and accrued expenses are typically higher on our year-end balance sheet than at the end of any of the preceding three quarters.

Critical Accounting Policies, Estimates and Judgments

     Our financial statements contained in this report have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Our significant accounting polices are described in the notes to the financial statements. We believe that of our significant accounting policies, the following may involve a higher degree of judgment or complexity:

     .    revenue recognition;

     .    allowances for doubtful accounts;

     .    estimated useful lives of intangible assets, including goodwill; and

     .    income taxes.

     Revenue recognition - Substantially all of our revenue is derived from fees for advertising and communication services and for the production of media. We also earn commissions from the placement of advertisements in various forms of media. Revenue is realized on the date that the services are performed, the costs are incurred for production or the media is presented. Some of our contractual arrangements with clients also include performance incentives that allow us to receive additional payments based upon the future performance of the client, measured against specified qualitative and quantitative objectives. We recognize the incentive portion of the revenue under these arrangements when the client achieves these qualitative and quantitative goals.

     Allowance for doubtful accounts - We maintain allowances for doubtful accounts for estimated losses which result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable based upon past experience, reviews of aging and analysis of specific accounts. If economic or specific industry trends worsen beyond our estimates, we will increase our allowances for doubtful accounts by recording additional expense.

     Estimated useful lives of intangible assets, including goodwill - We estimate the useful lives of intangible assets, including goodwill, to determine the amount of amortization expense to be recorded during any reporting period. Useful lives are based on our estimate at the time of acquisition based on historical experience with similar assets. We review these types of assets for impairment when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairment of any intangible asset, including goodwill, we compare the carrying amount of the asset with the undiscounted projected future cash flows over its estimated economic life. If the total undiscounted projected future cash flows are less than the carrying amount of the asset, a loss is recognized in the amount of the difference. Beginning on January 1, 2002, in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," we will no longer amortize goodwill or excess basis related to equity-method investments, but will test these assets at least annually for impairment by comparing the fair value of our reporting units over their carrying values.

     Income taxes - We record deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of assets and liabilities. If enacted tax rates change, we would adjust our deferred tax assets and liabilities through the provision for income taxes in the period of the change to reflect the enacted tax rate expected to be in effect when the deferred tax items reverse. A one percentage point change in the enacted tax rates would increase or decrease net income by approximately
(Euro)0.3 million. We record a valuation allowance on deferred tax assets which is determined by taking into account the level of expected future taxable income and available tax planning strategies. If future taxable income is lower than expected or if expected tax planning strategies are not available as anticipated, we may record additional valuation allowances through income tax expense in the period such determination is made. At December 31, 2001, we had long-term deferred tax assets of (Euro)167.3 million.

     We base our estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Explanation of key line items

     Net revenues. Our revenues consist of fees and commissions received from our clients. Revenues are presented net of amounts that our clients pay to us to cover costs that are incurred on their behalf with third parties, such as for the purchase of television, radio or print advertising space.

     Compensation and related costs. Our compensation costs consist principally of salaries, bonuses and benefits to employees. Compensation costs do not include stock-based compensation. Compensation costs also do not include earn-out or buy-out payments made or accrued to employees who were shareholders of businesses we acquired. See "--Compensation to former shareholders of acquired businesses" below. Compensation costs include, however, all other compensation paid or payable to such individuals.

     Compensation to former shareholders of acquired businesses. This item consists of earn-out and buy-out payments made or accrued to employees who were shareholders of businesses we acquired, to the extent that such payments are conditioned on the continued employment of those employees.

     Amortization of goodwill and other intangibles. This item consists primarily of the amortization of the excess of acquisition costs over the fair value of the assets acquired and liabilities assumed (goodwill) and the amortization of the value of other intangibles acquired in acquisitions over their estimated useful life.

     Restructuring and other charges. These charges are associated with our worldwide restructuring plan in 2001, which we implemented to reduce costs, and consist primarily of employee severance and other personnel-related costs in connection with employee terminations, occupancy and facilities-related costs in connection with lease terminations and related exit costs, and asset write-downs and other charges related primarily to lease abandonment.

Results of Operations.

     Year ended December 31, 2001 compared with year ended December 31, 2000.

     Net revenues. Our net revenues were (Euro)2,170.1 million for the year ended December 31, 2001, an increase of 32.0% compared with (Euro)1,643.6 million for the year ended December 31, 2000. This increase in net revenues was primarily attributable to revenues of businesses acquired in 2001 and a full year of revenues from Snyder Communications, compared with only three months in 2000, which together added a total of (Euro)617.1 million to our 2001 net revenues. Excluding the effects of these acquisitions, the effects of currency fluctuations and revenues from businesses sold or otherwise disposed of in 2001, our net revenues decreased by (Euro)47.4 million. This decrease reflects the reduced demand for advertising and communications services by many of our clients worldwide, but particularly in the U.S., as advertising and communications services budgets were reduced significantly in response to deteriorating economic conditions. The other components of the total change in our net revenues were a decrease of (Euro)37.1 million related to businesses sold or otherwise disposed of in 2001 and a decrease of (Euro)6.1 million related to the impact of foreign currency fluctuations.

     See "--Overview--Strategic Acquisition Plan" above for additional detail on our growth associated with our strategic acquisition plan.

     Geographic breakdown of revenues. The following table sets forth a geographic breakdown of our revenues expressed as a percentage of total revenues for 2001 and 2000. For 2000, the table below does not include the results of Snyder Communications before its acquisition by us on September 26, 2000. In preparing the table, we have allocated revenues to the country or region of the subsidiary realizing the revenues.

     Region                                                 2001           2000
     ------                                                 ----           ----
     North America ...................................     47.9%          39.4%
     Europe (excluding France) .......................     28.2%          31.9%
     France ..........................................     16.2%          19.6%
     Latin America ...................................      4.1%           3.8%
     Asia Pacific ....................................      3.6%           5.3%

     As in 2000, North America, Europe (excluding France) and France remained our most important regions in terms of revenues in 2001. The substantial increase in revenues derived from North America as compared to Europe (excluding France) and France in 2001 was primarily attributable to an increase in U.S. revenues of (Euro)318.7 million. This increase in U.S. revenues was primarily attributable to acquisitions in 2001 and a full year of revenues from the U.S. subsidiaries of Snyder Communications, compared with only three months in 2000.

     Compensation cost and stock-based compensation. Compensation cost and stock-based compensation was (Euro)1,274.0 million for the year ended December 31, 2001, an increase of 34.6% compared with (Euro)946.4 million for the year ended December 31, 2000. This increase was primarily attributable to new businesses acquired during 2001 and the impact of a full year of compensation cost and stock-based compensation for Snyder Communications, compared with only three months in 2000, which together added a total of (Euro)351.5 million to our compensation cost and stock-based compensation in 2001. This amount was partially offset by a decrease of (Euro)4.3 million related to staff reductions in connection with our worldwide restructuring in 2001 and a decrease of
(Euro)20.5 million related to businesses sold or otherwise disposed of in 2001. As a percentage of revenue, compensation cost and stock-based compensation was 58.7% for the year ended December 31, 2001 compared with 57.6% for the year ended December 31, 2000.

This increase was primarily due to the revenue impact of the reduction in demand for our services in 2001 occurring more rapidly than our corresponding cost reduction efforts.

     General and administrative non-payroll costs. General and administrative non-payroll costs were (Euro)747.2 million for the year ended December 31, 2001, an increase of 44.6% compared with (Euro)516.9 million for the year ended December 31, 2000. This increase was primarily attributable to new businesses acquired during 2001 and the impact of a full year of general and administrative non-payroll costs of Snyder Communications, compared with only three months in 2000, which together added a total of (Euro)197.0 million to our general and administrative non-payroll costs in 2001. Costs associated with the Tempus transaction and other acquisitions abandoned in 2001 also added (Euro)14.1 million to this increase. These amounts were partially offset by a decrease of
(Euro)16.0 million related to businesses sold or otherwise disposed of in 2001. Expressed as a percentage of total revenues, general and administrative non-payroll costs were 34.4% for the year ended December 31, 2001 compared with 31.5% for the year ended December 31, 2000. This increase was primarily due to the revenue impact of the reduction in demand for our services in 2001 occurring more rapidly than our corresponding cost reduction efforts.

     Compensation to former shareholders of acquired businesses. Compensation to former shareholders of acquired businesses was (Euro)19.8 million for the year ended December 31, 2001, an increase of 20.7% compared with (Euro)16.4 million for the year ended December 31, 2000. This increase was primarily attributable to an increase in the amounts of our earn-out payments recognized as compensation expense under U.S. GAAP as a result of two acquisitions completed in November 2000 and July 2001, respectively, that included earn-out payment obligations made or accrued to employees who were shareholders of businesses we acquired and such payments were conditioned upon the continued employment of those employees. Under French GAAP, this compensation was allocated directly to goodwill with an impact on our operating income spread over the goodwill amortization period.

     Amortization of goodwill and other intangibles. Amortization of goodwill and other intangibles was (Euro)147.1 million for the year ended December 31, 2001, an increase of 197.8% compared with (Euro)49.4 million for the year ended December 31, 2000. This increase was primarily the result of a full year's amortization associated with acquisitions in 2000, including the acquisition of Snyder Communications in September 2000, and amortization related to acquisitions during 2001.

     Interest Expense. Interest expense was (Euro)71.2 million for the year ended December 31, 2001, an increase of 35.4% compared with (Euro)52.6 million for the year ended December 31, 2000. This increase resulted primarily from the impact of a full year of interest expense on our convertible and/or exchangeable bonds issued in December 2000.

     Interest income. Interest income was (Euro)31.2 million for the year ended December 31, 2001, an increase of 5.8% compared with (Euro)29.5 million for the year ended December 31, 2000. This increase was primarily attributable to interest income recognized as a result of the positive cash position at Media Planning Group, which we began fully consolidating from May 31, 2001 following our acquisition of the remaining 55% interest in Media Planning Group that we did not already own, and to positive cash positions at companies that we acquired in 2001. This increase was partially offset, however, by a deterioration in the cash positions of many of our other subsidiaries, reflecting reduced demand for advertising and communications services by many of our clients.

     Provision for income tax. Provision for income tax was (Euro)(0.2) million for the year ended December 31, 2001, a decrease compared with (Euro)62.2 million for the year ended December 31, 2000. The decrease was associated with a lower level of earnings before taxes. Our effective tax rate for the year ended December 31, 2001 was 0.1%, compared with 67.4% in 2000. The significant decline resulted primarily from an increase in non-deductible goodwill amortization and other non-deductible charges.

     Minority interests. Minority interests were (Euro)(4.3) million for the year ended December 31, 2001, compared with (Euro)9.9 million for the year ended December 31, 2000. This decrease is primarily due to the losses of Circle.com attributable to the holders of Circle.com common stock prior to our acquisition of the Circle.com common stock in June 2001. In more than half of the businesses we acquired in 2001 and more than two-thirds of the businesses acquired in 2000, the previous owners of the acquired businesses retained an equity interest in these businesses.

     Restructuring and other charges. During 2001, we recorded approximately
(Euro)128.4 million in pre-tax restructuring and other charges associated with our worldwide restructuring to reduce costs. These charges included pre-tax severance and other personnel-related costs of (Euro)61.3 million, pre-tax occupancy and facilities-related costs of (Euro)51.5 million as well as pre-tax asset write-downs and other charges of (Euro)15.6 million.

     The severance and other personnel-related charges reflect the elimination of approximately 2,800 positions worldwide, approximately 80% of which occurred in North America and Europe. The employee groups affected included executive and regional management and administrative personnel. Approximately 2,600 positions had been eliminated at December 31, 2001, and the remaining employees to be terminated had been notified at December 31, 2001. The remaining reserve balance of approximately (Euro)8.8 million at December 31, 2001 is available for the remaining cash outlays relating to severance and other termination benefits which will be paid in 2002.

     The pre-tax occupancy and facilities-related costs of (Euro)51.5 million associated with lease terminations and other exit costs resulted primarily from the abandonment and closure of office space predominantly located in North America. The costs included (Euro)43.8 million of remaining lease obligations net of sublease income as well as (Euro)1.2 million of asset write-downs primarily associated with fixed asset and leasehold improvements in connection with lease abandonment. The remaining facilities-related reserve relates to non-cancelable lease commitments in excess of sublease income for abandoned facilities that will be paid out over the remaining lease periods, ranging from one to 14 years. The amounts recorded were based upon an estimate of the amounts that we expected to pay over the terms of these leases, based on our assumptions regarding offsetting sublease income.

     Net income. As a result of the foregoing, our net loss was (Euro)174.9 million for the year ended December 31, 2001 compared with net income of
(Euro)29.4 million for the year ended December 31, 2000.

Year ended December 31, 2000 compared with year ended December 31, 1999.

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

     Our internal growth reflected a number of positive developments in our business and in our markets, as follows:

     . As a general matter, all of our activities in 2000 and 1999 benefited from increases in advertising budgets worldwide, reflecting the favorable economic conditions prevailing in most of our major geographic markets.

     . In 2000, we gained a number of major new client accounts. We did not lose any clients in 2000 that individually had accounted for a significant portion of our revenues in the prior year. However, Philips, a significant client of Euro RSCG Worldwide, informed us in 2000 that it was moving its account, effective as of the third quarter of 2001.

     . In 2000, we continued our strategy of pursuing new business from clients in growth industries, such as telecommunications, technology, financial services, media and healthcare.

     . We continued to experience growth in demand for our interactive services in 2000.

     See "Overview" above for further detail on our growth associated with our strategic acquisition plan.

     Geographic breakdown of revenues. The following table sets forth a geographic breakdown of our revenues expressed as a percentage of total revenues for 2000 and 1999. The revenues for 1999 in the table below include the revenues derived from the businesses we contributed to Media Planning Group for the first nine months of 1999. However, the table below does not include the results of the newly created Media Planning Group or the results of Snyder Communications prior to its acquisition by us on September 26, 2000. In preparing the table, we have allocated revenues to the country or region of the subsidiary realizing the revenues:

     Region                                              2000         1999
     ------                                              ----         ----
     North America .............................        39.4%        33.4%
     Europe (excluding France) .................        31.9%        31.5%
     France ....................................        19.6%        25.9%
     Asia Pacific ..............................         5.3%         5.4%
     Latin America .............................         3.8%         3.8%

     In both 2000 and 1999, North America, Europe (excluding France) and France remained our most important regions in terms of revenues. The substantial increase in revenues in 2000 compared with 1999 derived from North America and Europe (excluding France) as compared with France was primarily attributable to an increase in U.S. revenues of (Euro)266.9 million, and an increase in U.K. revenues of (Euro)131.2 million. The increase in U.S. revenues was primarily attributable to acquisitions in 2000, including the acquisition of Snyder Communications, and to the strength of the U.S. dollar relative to the euro. The increase in U.K. revenues was primarily attributable to acquisitions, including the acquisition of Snyder Communications, and to strong organic growth.

     Compensation cost and stock based compensation. Compensation cost and stock based compensation was (Euro)946.4 million for the year ended December 31, 2000, an increase of 42.6% compared with (Euro)664.0 million for the year ended December 31, 1999. (Euro)183.3 million of this increase was associated with new businesses acquired during 2000 and (Euro)99.1 million of this increase reflected an increase in work volume in existing businesses. As a percentage of revenues, compensation cost and stock based compensation decreased to 57.6% for the year ended December 31, 2000 from 59.1% for the year ended December 31, 1999. This decrease was primarily attributable to the above-average operating efficiency of a number of new businesses acquired in 2000, which in the aggregate had compensation cost and stock based compensation representing 47.9% of revenues for 2000.

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

     Compensation to former shareholders of acquired businesses. Compensation to former shareholders of acquired businesses was (Euro)16.4 million for the year ended December 31, 2000, a decrease of 6.2% compared with (Euro)17.4 million for the year ended December 31, 1999. This decrease was primarily attributable to a reduction in the number of earn out or buy out payments recognized as compensation expense under U.S. GAAP. Under French GAAP, this compensation was allocated directly to goodwill with an impact on our operating income spread over the goodwill amortization period.

     Amortization of goodwill and other intangibles. Amortization of goodwill and other intangibles was (Euro)49.4 million for the year ended December 31, 2000, an increase of 140.1% compared with (Euro)20.6 million for the year ended December 31, 1999. This increase was primarily the result of amortization related to the acquisition of Snyder Communications and the large number of other acquisitions during 2000, as well as a full year's amortization associated with acquisitions during 1999.

     Interest Expense. Interest expense was (Euro)52.6 million for the year ended December 31, 2000, an increase of 86.6% compared with (Euro)28.2 million for the year ended December 31, 1999. This increase resulted primarily from:

     . An increase of (Euro)9.6 million due to borrowings under a $400 million multicurrency 364-day term loan facility we entered into in May 2000 and subsequently terminated in December 2000;
     . An increase of(Euro)6.6 million related to debt assumed in the Snyder Communications acquisition;
     . An increase of(Euro)4.3 million due to the issuance by Evelink plc, an indirect, wholly owned subsidiary, of a (Pounds)40.0 million convertible bond in January 2000, and;
     . An increase of (Euro)1.0 million due to a (Euro)38 million term loan we entered into in January 2000.

     Interest income. Interest income was (Euro)29.5 million for the year ended December 31, 2000, an increase of 12.7% compared with (Euro)26.2 million for the year ended December 31, 1999. This increase resulted primarily from interest income recognized by subsidiaries with positive cash positions in 2000.

     Provision for income taxes. Provision for income taxes was
(Euro)62.2 million for the year ended December 31, 2000, an increase of 58.1% compared with (Euro)39.4 million for the year ended December 31, 1999.
(Euro)12.3 million of this increase was a result of acquisitions, and (Euro)10.5 million of this increase resulted from the general increase in our earnings worldwide. Our effective tax rate for the year ended December 31, 2000 was 67.4%.

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

Liquidity and capital resources.

     Our primary sources of funds in 1999, 2000 and 2001 were:

     .   Cash from operations;

     . The issuance of (Euro)230.0 million aggregate principal amount at issuance of convertible and/or exchangeable bonds in February 1999;

     . The issuance of (Euro)708.8 million aggregate principal amount at issuance of convertible and/or exchangeable bonds in December 2000;

     . A $400 million multi-currency 364-day term loan facility entered into in May 2000 and subsequently terminated in December 2000; and

     .   Various revolving lines of credit.

     Our primary uses of cash were to finance our strategic acquisition program and our general corporate needs, including operating and capital expenditure requirements, dividend payments and share repurchases. In 2000, we also used cash to refinance the debt assumed from Snyder Communications, to make other cash payments required in connection with our acquisition of Snyder Communications, and to repay in full and terminate our $400 million term loan facility.

     We collect funds from clients on behalf of media outlets, resulting in cash receipts and disbursements at levels substantially exceeding net revenue. Therefore, the working capital amounts shown on our balance sheet and the cash flows from operating activities reflect the "pass-through" of these items.

Capital Resources and Indebtedness

     At December 31, 2001, cash and cash equivalents amounted to (Euro)351.3 million, a decrease of (Euro)242.9 million from December 31, 2000. Our policy is for our subsidiaries worldwide to hold cash and cash equivalents in the currency of their principal operating expenses.

     At December 31, 2001, total financial debt, which consists of bank debt, our obligations under our three outstanding series of convertible and/or exchangeable bonds, and capitalized lease obligations, was (Euro)1,085.9 million, comprised of (Euro)160.6 million in bank loans, (Euro)87.2 million in obligations under our convertible and/or exchangeable bonds issued in February 1999, (Euro)732.5 million in obligations under our convertible and/or exchangeable bonds issued in December 2000, (Euro)88.9 million in bank overdrafts and (Euro)16.7 million in capitalized lease obligations. Our total financial debt as of December 31, 2000 was (Euro)1,121.1 million. Approximately 85.9% of our financial debt outstanding at December 31, 2001 was denominated in euro, 9.6% was denominated in U.S. dollars and 1.8% was denominated in British pounds.

     In February 1999, we issued 1,223,405 unsecured convertible and/or exchangeable bonds due January 1, 2004, each with a nominal value of (Euro)188, for an aggregate principal amount at issuance of (Euro)230.0 million. We received net proceeds of (Euro)225.4 million from this issuance. The coupon rate of the bonds is 1.0% per annum, payable annually in arrears on January 1 of each year, and the gross yield to maturity is 1.759% per annum, assuming no conversion or redemption occurs prior to maturity. The implicit interest rate, including issue costs, is 2.18% per annum. The bonds have a maturity date of January 1, 2004. Each bond is exercisable at any time at the option of the holder for 20 Havas shares, subject to specified anti-dilution adjustments, which exercise may, at our option, be a conversion for newly issued shares, an exchange for treasury shares or a combination thereof. The bonds have a redemption value at maturity of (Euro)195.13 per bond, or approximately 103.79% of their nominal value. We have the option to redeem all, but not less than all, of the bonds at any time from January 1, 2002 through December 31, 2003, at an early redemption price that provides the holder of the bond a yield to maturity equivalent to the rate the holder would have obtained upon redemption at maturity, if the product of (1) the conversion/exchange ratio and (2) the arithmetic mean of the closing prices of Havas shares on Euronext Paris during 20 consecutive trading days chosen by us from among the 40-trading day period preceding publication of a notice of early redemption, exceeds 115% of the early redemption price. We also have the option to redeem all, but not less than all, of the bonds at their nominal value plus accrued interest at any time when less than 10% of the bonds issued remain outstanding. In connection with this issuance, we agreed not to issue any bonds with any preference over these bonds, or reduce our share capital or alter the way we allocate profits. As of May 31, 2002, 769,380 bonds had been converted into 15,387,600 Havas shares. See "--Subsequent Events--Changes in the Conversion/Exchange Ratio of Our Convertible and/or Exchangeable Bonds" below.

     In June 1999, one of our indirect, wholly owned subsidiaries, EWDB North America Inc., borrowed $30.0 million from Banque Nationale de Paris, New York Branch. In connection with this loan, we agreed to deposit with Banque Nationale de Paris, New York Branch, $30.0 million to allow EWDB to borrow the funds. The loan bears interest at a rate equal to the London Inter-bank Offered Rate, or LIBOR, plus a margin. The deposit earns interest at a rate of LIBOR less a margin. The deposit and loan mature simultaneously in six equal annual installments from June 4, 2001 through June 5, 2006. In order to hedge the currency risk with respect to our U.S. dollar deposit, we also entered into a currency and interest rate swap arrangement, which we refer to as "CIRCUS," with Banque Nationale de Paris. The CIRCUS has the effect of transforming our U.S. dollar deposit of $30.0 million into a euro deposit of (Euro)23.9 million that bears interest at the European Inter-bank Offered Rate, or EURIBOR, less a margin. The maturities of the CIRCUS are identical to those of the deposit in terms of dates, currency and amounts. As of December 31, 2001 and 2000, we recorded exchange rate losses on the CIRCUS in the amount of (Euro)4.5 million and (Euro)3.6
                                       34
million, respectively, and exchange rate gains on the deposit in the amount of
(Euro)4.5 million and (Euro)3.6 million, respectively.

     On January 19, 2000, one of our indirect, wholly owned subsidiaries, Evelink plc, issued a (Pounds)40.0 million unsecured convertible bond due July 19, 2007 to Banque Nationale de Paris S.A. This convertible bond bears interest at a rate of 7.6% per annum, and is convertible, at the option of the holder, at any time from January 19, 2000 through January 19, 2007 into 117,131 ordinary shares of Evelink, subject to specified anti-dilution adjustments. The net proceeds of the issuance were used primarily to refinance debt associated with the July 2000 acquisition of Lopex, and for other acquisitions and general corporate purposes. In conjunction with the bond issuance, we guaranteed the obligations of Evelink under the bond.

     Also on January 19, 2000, Evelink issued a warrant to Banque Nationale de Paris S.A. authorizing the holder of the warrant, upon payment of (Pounds)40.0 million, to purchase 117,131 Evelink shares on January 19, 2007. The right to purchase Evelink shares under the warrant will lapse if the conversion rights of the (Pounds)40.0 million convertible bond issued on January 19, 2000 are exercised. In addition, our wholly owned subsidiary, Havas Advertising International S.A., and Banque Nationale de Paris S.A. (as the initial holder of the bond) entered into a forward sale agreement under which Havas Advertising International S.A. paid (Pounds)25.2 million to Banque Nationale de Paris S.A. for the future purchase of the Evelink shares issuable on conversion of the (Pounds)40.0 million convertible bond, and Banque Nationale de Paris S.A. agreed to convert, or arrange for a third party to convert, the (Pounds)40.0 million convertible bond into Evelink shares on January 19, 2007 (or prior to January 19, 2007 under specified circumstances) and to sell, or arrange for a third party to sell, those shares to Havas Advertising International S.A. The number of shares subject to the forward sale agreement will be determined by dividing (Pounds)40.0 million by the Evelink share price on the date Banque Nationale de Paris S.A. sells, or arranges for a third party to sell, the Evelink shares to Havas Advertising International S.A.

     On January 25, 2000, we entered into a term loan agreement with Credit Commercial de France and Banque Nationale de Paris in the principal amount of
(Euro)38.0 million. The loan bears interest at a rate of EURIBOR, plus 0.275%. The loan is payable in full on January 25, 2005. In December 2000, we used
(Euro)38.0 million of the proceeds from our December 2000 issuance of convertible and/or exchangeable bonds to repay in full and terminate this loan.

     In May 2000, we, Havas Advertising International S.A., HAS Acquisition Corp., our wholly owned subsidiary used for the acquisition of Snyder Communications, and EWDB North America Inc., as borrowers, entered into a $400 million multi-currency 364-day term loan facility with Morgan Guaranty Trust Company of New York, as agent, and J.P. Morgan Securities Ltd. and Societe Generale, as arrangers. The rate of interest in respect of each advance under the facility was a variable rate per annum, based on the rate shown on Telerate page 3750 applicable to dollars, LIBOR, for advances made in dollars, or the rate shown on Telerate page 248 applicable to euro, EURIBOR, for advances made in euro, in each case plus a margin ranging from 0.50% to 0.65%. In July 2000, we drew $50 million under this facility to finance acquisitions and for general corporate purposes. In September 2000, we drew $240 million under this facility to:

     . Refinance approximately $183.5 million of borrowings of Snyder Communications;

     . Finance the $43.4 million consideration required to cash out stock options held by members of the board of directors of Snyder Communications as part of the Snyder Communications acquisition; and

     . Finance expenses related to our acquisition of Snyder Communications and future general corporate expenses of Snyder Communications.

     In November 2000, we drew (Euro)50.0 million under this facility to finance acquisitions and general corporate expenses. In December 2000, we used
(Euro)369.0 million of the proceeds from our December 2000 issuance of convertible and/or exchangeable bonds to repay in full the outstanding borrowings under the $400 million term loan facility and terminate the facility.

     In December 2000, we issued 32,817,012 unsecured convertible and/or exchangeable bonds, each with a nominal value of (Euro)21.60, for an aggregate principal amount at issuance of (Euro)708.8 million. We received net proceeds of
(Euro)695.0 million from this issuance. The coupon rate of the bonds is 1.0% per annum, payable annually in arrears on January 1 of each year beginning January 1, 2002, and the gross yield to maturity is 4.25% per annum, assuming no conversion or redemption occurs prior to maturity. The implicit interest rate, including issue costs, is 4.67% per annum. The bonds have a maturity date of January 1, 2006. Each bond may be exercised at any time at the option of the holder for one Havas share, subject to specified anti-dilution adjustments, which exercise may, at our option, be a conversion for a newly issued share, an exchange for a treasury share or a combination thereof. The bonds have a redemption value at maturity of (Euro)25.44 per bond, or approximately 117.78% of their nominal value. We have the option to redeem all, but not less than all, of the outstanding bonds between January 1, 2004 and December 31, 2005, at an early redemption price that guarantees the holder of the bond a yield to maturity equivalent to the rate the holder would have obtained upon redemption at maturity, if the product of (1) the conversion/exchange ratio and (2) the arithmetic mean of the closing prices of Havas shares on Euronext Paris during 20 consecutive trading days chosen by us from among the 40-trading day period preceding publication of a notice of early redemption, exceeds 115% of the early redemption price. We also have the option to redeem, all, but not less than all, of the bonds at their nominal value plus accrued interest at any time when less than 10% of the bonds issued remain outstanding. In connection with this issuance, we agreed not to issue bonds with any preference over these bonds, or reduce our share capital or alter the way we allocate profits. As of May 31, 2002, no bonds had been converted into Havas shares. See "--Subsequent Events--Changes in the Conversion/Exchange Ratio of Our Convertible and/or Exchangeable Bonds" below.

     As of December 31, 2001 and 2000, our subsidiaries also had outstanding long-term borrowings of (Euro)100.8 million and (Euro)123.3 million, respectively. The weighted average interest rate on these long-term borrowings was 7.1% at both December 31, 2001 and 2000. Of the total outstanding long-term borrowings at December 31, 2001, (Euro)25.4 million was due within one year,
(Euro)21.1 million was due in 2003, (Euro)21.3 million was due in 2004,
(Euro)15.8 million was due in 2005 and (Euro)1.2 million was due after 2005.
(Euro)20.5 million of the outstanding long-term borrowings as of December 31, 2001 bore interest at fixed rates, and (Euro)80.3 million bore interest at variable rates. The borrowing subsidiaries are subject to customary financial covenants under these notes. The financial covenants applicable to the borrowing subsidiaries under these notes include:

     . A ratio of total debt to earnings before interest, taxes, depreciation and amortization of less than 3.8 to one;

     . A ratio of earnings before interest and taxes to interest expense of greater than three to one;

     .   A ratio of total debt to equity of less than 2.5 to one;

     .   A minimum net worth of greater than $3 million; and

     .   A ratio of free cash flow to debt service greater than 1.3 to one.

Under one of these loans, for a principal amount of (Euro)32.2 million, we are subject to the following financial covenants:

     . A ratio of net financial debt to operating cash flow less than three to one; and

     .   Shareholders' equity of greater than (Euro)381.1 million.

     As of December 31, 2001 and 2000, our subsidiaries also had outstanding
(Euro)59.8 million and (Euro)56.9 million, respectively, in short-term borrowing arrangements. The weighted average interest rate on these short-term borrowings was 6.1% and 7.0% at December 31, 2001 and 2000, respectively. Our subsidiaries also had outstanding (Euro)88.9 million and (Euro)127.6 million, respectively, in borrowings under various lines of credit as of December 31, 2001 and 2000, respectively. These lines of credit bear interest at the prevailing market rates in the countries of the subsidiaries.

     We and our subsidiaries are subject to various financial covenants under some of the borrowings described above related to total borrowing levels at either the subsidiary level or country level. Covenants on our debt include total borrowing levels in some countries and minimum shareholders' consolidated equity, among others. In addition, we frequently guarantee significant loans of our subsidiaries.

     At December 31, 2001 and 2000, EWDB North America, Inc., an indirect, wholly owned subsidiary, was not in compliance with all of the financial covenants under one credit facility because of the level of debt incurred by it in connection with the acquisition of Snyder Communications. However, the credit facility bank waived any default with respect to the noncompliance. As of December 31, 2001, we and our subsidiaries were in compliance with all other financial covenants related to the borrowings described above.

     For a discussion of our debt and lines of credit as of December 31, 2001, see Note 8 to our 2001 consolidated financial statements beginning on page F-16 of this annual report.

     For a discussion of our use of derivative securities in connection with foreign currency and interest rate risk as of December 31, 2001, see "Item 11. Quantitative and Qualitative Disclosure About Market Risk" beginning on page 71 of this annual report, Note 2.15 to our 2001 consolidated financial statements on page F-10 of this annual report, and Note 17 (Forward Contracts) to our 2001 consolidated financial statements on page F-31 of this annual report.

     On May 13, 1998, we issued to our shareholders for no consideration an aggregate of 6,695,621 warrants to subscribe for Havas shares. A holder of 20 warrants had the right to subscribe for 20 Havas shares at an aggregate exercise price of (Euro)182.94. On May 13, 2001, all outstanding and unexercised warrants expired. Of a total of 6,695,621 Havas shares covered by these warrants, 6,649,540 warrants had been exercised by May 13, 2001, resulting in our issuance of 6,649,540 Havas shares.

Cash Flows

     The following table summarizes our net cash flows from operating activities, investing activities and financing activities in 2001, 2000 and 1999:

                                                                        For the Years Ended December 31,
                                                                        -------------------------------

Net cash flows (in(Euro)thousands):                                2001            2000            1999
                                                                   ----            ----            ----
Provided by operating activities .......................          13,245         107,948          118,222
Used in investing activities ...........................         (95,449)       (248,527)        (362,724)
Used/provided by financing activities ..................        (163,674)        468,114          302,223

     Year ended December 31, 2001 compared with year ended December 31, 2000. Our net cash provided by operating activities was (Euro)13.2 million in 2001, compared with (Euro)107.9 million in 2000. This substantial decrease in 2001 was primarily attributable to lower operating profit levels and severance payments in connection with our worldwide restructuring.

     Net cash used in investing activities was (Euro)(95.4) million in 2001, compared with (Euro)(248.5) million in 2000. This decrease was primarily attributable to the offsetting effect of cash acquired in connection with the purchase of the remaining 55% interest in Media Planning Group and in other acquisitions in 2001, as well as a reduction in our investing activities in 2001 as we reacted to deteriorating conditions in the global economy and our industry by moderating our acquisition activity and refocusing our acquisition plan on reinforcing our integrated communications services and media expertise.

     Net cash provided by financing activities was (Euro)(163.7) million in 2001, compared with (Euro)468.1 million in 2000. This substantial decrease was primarily due to the significant amount of cash generated by our issuance of convertible and/or exchangeable bonds in December 2000 for which there was no comparable financing activity in 2001.

     Year ended December 31, 2000 compared with year ended December 31, 1999. Our net cash provided by operating activities in 2000 was (Euro)107.9 million, compared with (Euro)118.2 million in 1999. This decrease was primarily a result of a significant increase in working capital requirements during 2000 due mainly to an increase in receivables, which was partially offset by an increase in advances from clients.

     Net cash used in investing activities was (Euro)(248.5) million in 2000, compared with (Euro)(362.7) million in 1999. Although our investing activities as part of our strategic acquisition program increased in 2000, cash used in investing activities was partially offset by the amount of cash acquired in the Snyder Communications acquisition. In addition, the acquisition of Snyder Communications was financed primarily with Havas shares, and therefore is not reflected in the purchase of subsidiaries reported on the cash flow statement.

     Net cash provided by financing activities was (Euro)468.1 million in 2000, compared with (Euro)302.2 million in 1999. In both 2000 and 1999, cash from financing activities was primarily generated by the issuance of debt securities noted above.

     Contractual Obligations

     The following table summarizes our contractual obligations and commercial commitments at December 31, 2001.

                                                                              Payments Due by Period
                                                                              ----------------------
                                                           Total          2002         2003         2004        2005+
                                                           -----          ----         ----         ----        -----
                                                                                (in(Euro)thousands)
Long-term debt ...................................         100,777       25,429       21,057       21,254        33,037
Capital and operating leases .....................         728,377      101,327       98,100       81,518       447,432
Estimated maximum obligations under
earn-outs/buy-outs ...............................         266,480       93,053       58,612       49,434        65,381
Convertible and/or exchangeable
bonds ............................................         819,711           --           --       87,236       732,475
Other commercial commitments .....................          68,586       26,943       20,348       13,922         7,373
                                                         ---------     --------      -------      -------     ---------

Total                                                    1,983,931      246,752      198,117      253,364     1,285,698

     Estimated maximum obligations under earn-outs/buy-outs. In connection with business combinations, we typically enter into agreements with some or all of the selling shareholders that provide for "earn-out" payments. These payments are contingent consideration based upon a multiple of future earnings of the acquired company. In the case of partial acquisitions, the purchase contracts generally include put and call "buy-out" provisions under which the minority shareholders may require that we buy their interests in the company or we may require the minority shareholders to sell to us their interests in the company. The earn-out and buy-out payments are generally based upon a formula using a multiple of future earnings, with the multiple in some cases increasing when organic growth or profitability exceed specified thresholds. In determining the estimated maximum obligations under both earn-outs and buy-outs, the applicable earn-out or buy-out formula has been applied to the latest available earnings data or estimates using the highest earnings multiple provided by the formula. The payment date for our buy-out obligations has been determined using management's best estimate of the date the applicable buy-out put provision will be exercised, based on discussions with or other information regarding the relevant minority shareholders. If management believed this date could not be reliably estimated from available information, the applicable estimated maximum buy-out amount was allocated ratably over five years. We cannot assure you, however, that these estimated maximum obligations will not be exceeded in any specified period.

     Other commercial commitments. Other commercial commitments reflects commitments related to one of our subsidiaries that acquires exclusive marketing rights from soccer clubs for periods generally ranging from one to seven years, and then re-sells those rights to sponsors. These marketing rights agreements typically provide for payments to be made on a monthly basis during the exclusive marketing rights period. At December 31, 2001, the aggregate amount payable under these agreements was (Euro)68.6 million, and our subsidiary had received commitments from sponsors for
(Euro)17.4 million.

New Accounting Pronouncements

     In June 2001, the Financial Accounting Standards Board, which we refer to as FASB, issued SFAS No. 141, "Business Combinations," which supersedes Accounting Principles Board, which we refer to as APB, Opinion No. 16. SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for under the purchase method. In addition, SFAS No. 141 establishes criteria for the recognition of intangible assets separately from goodwill. The adoption of SFAS No. 141 will not have a material effect on our results of operations, financial position or cash flows.

     Also in June 2001, FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which supersedes APB Opinion No. 17. Under SFAS No. 142, goodwill and indefinite-lived intangible assets will no longer be amortized, but rather will be tested for impairment upon adoption and at least annually thereafter. In addition, the amortization period of intangible assets with finite lives will no longer be limited to 40 years. SFAS No. 142 is effective for our company on January 1, 2002. In connection with the adoption of this standard, our unamortized goodwill balance and excess basis related to equity method investments will no longer be amortized, but will continue to be tested for impairment. The goodwill balance as of December 31, 2001 was (Euro)3,730.8 million, and the related amortization in 2001 was (Euro)105.9 million. The adoption of SFAS No. 142 will have a significant impact on our future operating results due to the cessation of goodwill amortization. For 2001, the amortization of goodwill and excess basis had an approximate impact of
(Euro)0.38 per share. In accordance with SFAS No. 142, goodwill will be tested for impairment by comparing the fair value of our reporting units to their carrying values. Due primarily to the substantial deterioration in market conditions in the advertising and communications services industry in 2001, we expect to record a material charge in connection with our adoption of this standard. We are still in the process of determining the magnitude of this charge, although our current preliminary estimate is that it will be in the range of (Euro)1,100 million to be recorded as a "Cumulative effect on a change in accounting principle, net of tax." Due to the preliminary nature of this estimate, however, the final figure may be significantly higher or lower. The cumulative effect account will appear as the last item on the income statement before arriving at net income, and earnings per share will also be shown on this account.

     In October 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed." SFAS No. 144 applies to all long-lived assets, including discontinued operations, and consequently amends APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Based on SFAS No. 121, SFAS No. 144 develops one accounting model for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for our company on January 1, 2002. The adoption of SFAS No. 144 will not have a material impact on our results of operations, financial position or cash flows.

Subsequent Events

     Issuance of convertible and/or exchangeable bonds. On May 22, 2002, we issued 41,860,465 unsecured convertible and/or exchangeable bonds, each with a nominal value of (Euro)10.75, for an aggregate principal amount of (Euro)450.0 million. We received net proceeds of approximately (Euro)443.7 million from this issuance. The coupon rate of the bonds is 4.0% per annum, payable annually in arrears on January 1 of each year, beginning January 1, 2003, and the gross yield to maturity also is 4.0% per annum, assuming no conversion or redemption occurs prior to maturity. The implicit interest rate, including issue costs, is 4.4% per annum. The bonds have a maturity date of January 1, 2009. Each bond is exercisable at any time at the option of the holder for one Havas share, subject to specified anti-dilution adjustments, which exercise may, at our option, be a conversion for a newly issued share, an exchange for a treasury share or a combination thereof. The bonds have a redemption value at maturity equal to their nominal value. Each bond may be redeemed at the option of the holder on January 1, 2006 at its nominal value plus accrued interest. We have the option to redeem all, but not less than all, of the outstanding bonds between January 1, 2005 and December 31, 2008 at their nominal value plus accrued interest if the product of (1) the conversion/exchange ratio and (2) the arithmetic mean of the closing prices of Havas shares on Euronext Paris during 20 consecutive trading days chosen by us from among the 40-trading day period preceding publication of a notice of early redemption, exceeds 125% of the nominal value of the bonds. We also have the option to redeem, all, but not less than all, of the bonds at their nominal value plus accrued interest at any time when less than 10% of the bonds issued remain outstanding. In connection with this issuance, we agreed not to give any other bonds any preference over the bonds, or reduce our share capital or alter the way we allocate profits. As of May 31, 2002, no bonds had been converted into our shares.

     Changes in the conversion/exchange ratio of our convertible and/or exchangeable bonds. Under the terms of the anti-dilution provisions of our three series of convertible and/or exchangeable bonds, the applicable conversion/exchange ratio automatically will be adjusted upon the payment of our annual dividend to shareholders on or about June 11, 2002. Our shareholders approved the declaration and payment of our annual dividend at the annual meeting of shareholders on May 23, 2002. The amount of the dividend will be
(Euro)0.255 per share, of which (Euro)0.17 represents the net dividend and
(Euro)0.085 represents the French avoir fiscal tax credit. Immediately after payment of our annual dividend, the conversion/exchange ratio for each series of our convertible and/or exchangeable bonds will be equal to the product of (1) the conversion/exchange ratio in effect before the payment of the dividend and
(2) an amount equal to (A) the arithmetic mean of the closing prices of Havas shares on Euronext Paris during 20 consecutive trading days, chosen by us from among the 40-trading day period preceding the date of the dividend payment (the "Pre-Payment Share Value") and (B) the Pre-Payment Share Value minus the net dividend of (Euro)0.17. The conversion/exchange ratio for each series of our convertible and/or exchangeable bonds remains subject to future anti-dilution adjustments.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Our board of directors

     In accordance with French law, our affairs are managed by our board of directors and by our chairman and chief executive officer, who has full authority to manage our affairs and has broad powers to act on our behalf within our corporate purpose and to represent us in dealings with third parties, subject only to the powers expressly reserved to our board of directors or our shareholders by law, by our bylaws or by decision of our board of directors or shareholders.

     Under our bylaws, our board of directors must consist of between three and 18 directors. As of May 31, 2002, our board of directors consisted of 15 directors. Our bylaws provide that each director is elected for a term of three years, and is eligible for reelection when the term expires. The board of directors has the power to appoint and remove the chairman and chief executive officer at any time. There are no family relationships among our officers or directors, other than with respect to Leopold Rodes Castane, who is the father of Fernando Rodes Vila.

     Set forth in the table below are the names and ages of the members of our board of directors, their principal occupations or employments, the dates of their initial appointments as directors and the expiration of their current positions as of May 31, 2002.

                                                                                                                       Term
              Name                         Position       Age        Principal Occupation           Director Since    Expires
-------------------------------------------------------------------------------------------------------------------------------
Alain de Pouzilhac (1) ..... ...........   Chairman       56        Chairman of the Board of         April 1989         2003
                                                                    Directors and Chief
                                                                    Executive Officer, Havas

Michel Boutinard Rouelle (2) ...........   Director       56        Consultant                       March 1997         2005

Leopoldo Rodes Castane (1) .............   Director       67        Vice Chairman, Banco              May 2001          2004
                                                                    Urquijo; Chairman,
                                                                    Media Planning Group

Alain Cayzac ...........................   Director       60        Executive Vice President,        October 1997       2003
                                                                    Havas

Richard Colker (2) .....................   Director       56        Managing Partner, Acadia          June 1995         2003
                                                                    Investment Corporation

Ed Eskandarian .........................   Director       65        Executive Vice President,       September 2000      2004
                                                                    Havas; Chairman and Chief
                                                                    Executive Officer, Arnold
                                                                    Worldwide Partners

Pierre Lescure .........................   Director       56        Retired; Former Co-Chief          June 1994         2004
                                                                    Operating Officer, Vivendi
                                                                    Universal

Juan March (3) .........................   Director       62        Co-Chairman of Corporacion        May 2001          2004
                                                                    Financiera Alba; Director,
                                                                    Banca March

Jacques Mayoux .........................   Director       77        Vice-Chairman, Goldman           August 1988        2003
                                                                    Sachs Europe

Thierry Meyer (3) ......................   Director       63        Advisor to Senior                 June 1995         2005
                                                                    Management, Alcatel

Fernando Rodes Vila ....................   Director       41        Executive Vice President,        January 2001       2003
                                                                    Havas; Chief Executive
                                                                    Officer, Media Planning
                                                                    Group

Bob Schmetterer ........................   Director       58        Executive Vice President,         May 1998          2005
                                                                    Havas; Chairman and Chief
                                                                    Executive Officer, Euro
                                                                    RSCG Worldwide

Jacques Seguela ........................   Director       68        Executive Vice President          June 1992         2005
                                                                    and Chief Creative Officer,
                                                                    Havas

Patrick Soulard (1) ....................   Director       50        Chairman of the Investment      December 1999       2004
                                                                    Banking Division, Societe
                                                                    Generale

Societe Centrale Immobiliere et
Fonciere ("SOCIF"), represented
by Clement Vaturi (2)(3) ...............   Director       61        Chairman of the Board,            August 1988       2004
                                                                    Immobiliere Hoteliere S.A.

_______________________
(1)  Member of the strategic planning committee.

(2)  Member of the audit committee.
(3)  Member of the compensation and selection committee.

     The following are summary biographies of each of the members of our board of directors:

     Alain de Pouzilhac. Alain de Pouzilhac is currently our Chairman and Chief Executive Officer and a member of our executive committee. Mr. de Pouzilhac began his career at Publicis Conseil, a French advertising company, in 1969 as an Assistant Account Executive. In 1970, he joined the French advertising company DDB as account executive. In 1982, he was appointed Chairman and Chief Executive Officer of Havas Conseil, one of our subsidiaries. Between 1984 and 1989, he served as Chairman of HCM, an advertising joint venture comprised of Havas Conseil and Marsteller (an agency affiliated with the U.S. advertising company Young & Rubicam), and HCM's successor, HDM, an advertising joint venture comprised of Havas Conseil, Dentsu and Marsteller. Mr. de Pouzilhac was appointed our Chairman and Chief Executive Officer in 1989.

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

     Leopoldo Rodes Castane. Leopoldo Rodes Castane is currently Vice Chairman of Banco Urquijo, a Spanish financial institution, and Chairman of Media Planning Group. Mr. Rodes Castane founded Tiempo, an advertising agency, in 1958, and was its Chairman and Chief Executive Officer until 1984. In 1985, Mr. Rodes Castane also founded and became President of "Barcelona `92," an organization created to promote the bid of Barcelona as the host city of the 1992 Summer Olympic Games and from 1986 through 1992, he served as a member of the executive committee of Summer Olympic Games of Barcelona "COOB `92." From 1994 to 1996, he was a member of the International Advisory Board of Repsol, S.A., a Spanish oil and gas exploration and development company. Mr. Rodes Castane has been President and Chairman of the Media Planning Group since 1999. He also currently serves on the Board of Directors of Alcatel Espana, S.A., a Spanish telecommunications company, and Sogecable, S.A., a Spanish pay television company.

     Alain Cayzac. Alain Cayzac is currently one of our Executive Vice Presidents and a member of our executive committee. Mr. Cayzac, a graduate of Hautes Etudes Commerciales (HEC) and of Berlin University, began his career in advertising in 1972 as an Associate Director of RSCG. He was appointed Chairman of RSCG in 1984. In 1996, he was appointed Chairman and Chief Executive Officer of Euro RSCG Worldwide. He was appointed as one of our Executive Vice Presidents in 1997. He currently is responsible for our specialized agencies. Mr. Cayzac is also Chairman of the Association Sportive, or Sports Association, of the Paris Saint-Germain ("PSG") professional soccer team and member of the executive committee of the Mouvement des Enterprises de France (MEDEF), a confederation of French businesses.

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

     Ed Eskandarian. Ed Eskandarian is currently one of our Executive Vice Presidents, a member of our executive committee and the Chairman and Chief Executive Officer of Arnold Worldwide Partners. Mr. Eskandarian, a graduate of Villanova University and Harvard Business School, began his career as a scientist working for NASA. In 1971, Mr. Eskandarian became senior vice president of Humphrey Browning MacDougall, an advertising agency, and in 1981 he became President and Chief Executive Officer of that agency. When London-based WCRS acquired Humphrey Browning MacDougall in the mid-1980's, Mr. Eskandarian continued as Chairman and Chief Executive Officer of the newly formed WCRS Diversified Communications. In 1990, Mr. Eskandarian purchased Arnold Advertising, and has served as its Chairman and Chief Executive Officer since that time.

     Pierre Lescure. Pierre Lescure is currently retired. He was Co-Chief Operating Officer of Vivendi Universal, where he was in charge of its television and film business unit from 2001 to April 2002. Mr. Lescure, a graduate of the Centre de Formation de Journalistes in Paris, began his career in journalism, holding a variety of positions in French radio and television from 1965 to 1984. From 1984 to April 2002, he held a variety of positions with Canal+ Group and its affiliated companies, including Chairman and Chief Executive Officer of Canal+ Group. Mr. Lescure currently serves on the board of directors of several companies, including the Supervisory Board of Lagardere, a French media group, and the French newspaper Le Monde. Mr. Lescure is also Chairman of the Supervisory Board of the PSG professional soccer team.

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

     Thierry Meyer. Thierry Meyer is currently Advisor to Senior Management of Alcatel, a French telecommunications company, a position he has held since 1996. Mr. Meyer, a graduate of Universite Libre de Bruxelles and Harvard University, began his career at Philips Electronics N.V., a Dutch electronics company, in its marketing department in 1964. From 1969 through 1995, he served in many capacities for Philips Electronics, including Chairman and Managing Director of several of its international divisions. Currently, Mr. Meyer also serves on the board of directors of Alcatel-Bell, a manufacturer and supplier of telecommunications and office automation components.

     Fernando Rodes Vila. Fernando Rodes Vila is currently one of our Executive Vice Presidents and the Chief Executive Officer of Media Planning Group and a member of our executive committee. Mr. Rodes Vila, a graduate of UCB University and of Gresham College in London in Economics and Finance Management, began his career in banking. In 1985, he joined Manufacturers Hanover Trust, a financial institution, as the Director of Capital Markets in Barcelona. In 1989, he became Director of company banking services at Banco Espanol de Credito, a Spanish financial institution. Mr. Rodes Vila was appointed Chief Executive Officer of Media Planning, S.A. in 1994. In 1999, concurrently with the combination of our media services with those of Media Planning, S.A., Mr. Rodes Vila was appointed as the Chief Executive Officer of Media Planning Group.

     Bob Schmetterer. Bob Schmetterer is currently one of our Executive Vice Presidents, the Chairman and Chief Executive Officer of Euro RSCG Worldwide and a member of our executive committee. Mr. Schmetterer began his career in advertising at Scali McCabe Sloves in 1971. In 1984, he was appointed Chief Executive Officer of HCM and later served as Chief Executive Officer of HDM. In 1987, he became one of the founding partners of the New York advertising agency Messner Vetere Berger McNamee Schmetterer Euro RSCG. Mr. Schmetterer has served as Chairman and Chief Executive Officer of Euro RSCG Worldwide since 1997.

     Jacques Seguela. Jacques Seguela is currently one of our Executive Vice Presidents, our Chief Creative Officer and a member of our executive committee. Mr. Seguela, who has a Ph.D. in Pharmacy, began his career as a reporter for Paris-Match and then for France-Soir. In 1969, he created RSCG, which merged with Eurocom in 1991 to create Euro RSCG Worldwide. Mr. Seguela is the author of eighteen books on advertising and related matters and has been involved in numerous political campaigns in France and abroad.

     Patrick Soulard. Patrick Soulard is currently Chairman of the Investment Banking Division of Societe Generale, a position he has held since 1999. Mr. Soulard, a graduate of the Institut d'Etudes Politiques de Paris and the Ecole Nationale d'Administration (ENA), began his career in government, holding a variety of offices within the French Ministry of Finance from 1977 to 1986. From 1986 to 1995, he held a variety of positions with Banque Nationale de Paris, a French financial institution, including Director of Financial Affairs and Industrial Holdings, and Manager of BNP Equities. Mr. Soulard joined Societe Generale as a Senior Banker in 1996. He is currently a director of Foncieres Financieres de Participation, an investment company, and Chairman of the Supervisory Board of Societe Generale Private Equity.

     Clement Vaturi. Clement Vaturi has served as Chairman of the Board of Immobiliere Hoteliere, a French hotel real estate development company, since 1983. Mr. Vaturi is also Chairman and Chief Executive Officer of several of Immobiliere Hoteliere's affiliates, including SOCIF. Mr. Vaturi received his Bachelor of Science, Civil Engineering, from the Massachusetts Institute of Technology and his Master of Science, Industrial Management, from the Sloan School of Management at the Massachusetts Institute of Technology. Mr. Vaturi has been one of our directors since August 1988.

Our executive committee

     The table below presents information regarding the current members of our executive committee, which is our group of executive officers:

                                                                                                     Executive
Name                                               Position                               Age      Officer Since
----                     ---------------------------------------------------------       -----     -------------
Alain de Pouzilhac ....  Chairman and Chief Executive Officer                              56        April 1989

Alain Cayzac ..........  Executive Vice President (responsible for our specialized         60        June 1992
                         agencies)

Ed Eskandarian ........  Executive Vice President (Chairman and Chief Executive            65      September 2000
                         Officer of Arnold Worldwide Partners)

Jacques Herail ........  Executive Vice President and Chief Financial Officer              49        April 1992

Fernando Rodes Vila ...  Executive Vice President (Chief Executive Officer of Media        41       October 1999
                         Planning Group)

Bob Schmetterer .......  Executive Vice President (Chairman and Chief Executive            58        June 1998
                         Officer of Euro RSCG Worldwide)

                                                                                                     Executive
Name                                               Position                               Age      Officer Since
----                     ---------------------------------------------------------       -----     -------------
Jacques Seguela .......  Executive Vice President and Chief Creative Officer               68        June 1992

Simon Gillham .........  Vice President of Communications                                  45        April 2001

     The following are summary biographies of the members of the executive committee. Summary biographies of Messrs. de Pouzilhac, Cayzac, Eskandarian, Rodes Vila, Schmetterer and Seguela, who are also members of our board of directors, are set forth under "--Our board of directors" beginning on page 40.

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

Our compensation and selection committee

     Our board of directors has a standing compensation and selection committee. The purpose of the compensation and selection committee is to:

     . present recommendations concerning the compensation of each member of our executive committee;

     . examine the methodology of attributing stock options to executive committee members, taking into account the performance of each executive as well as the performance of our shares;

     . present a range of meeting attendance fees to be paid to the members of our board of directors; and

     .    issue recommendations regarding candidates for our board of directors.

     The current members of our compensation and selection committee are Messrs. Meyer, March and Vaturi.

Our strategic planning committee

     The purpose of our strategic planning committee is to assist and make recommendations to our board regarding the medium- and long-term strategic goals for our company. Our strategic planning committee is required to:

     . examine annual budgets, semi-annual reviews, as well as medium- and long-term strategic plans;

     . review and evaluate the terms of proposed acquisitions and divestitures, and make recommendations regarding these transactions to our board;

     .    review the financial planning and financial structure of our company;
          and

     . evaluate strategic alternatives for our company and its operating divisions.

     The current members of our strategic planning committee are Messrs. Rodes Castane, de Pouzilhac and Soulard.

Compensation of our directors and officers

     The table below sets forth the following information with respect to each of our directors and principal executive officers:

     . net compensation for 2001, which includes all regular compensation, benefits in kind and contingent or deferred compensation accrued in 2001, even if payable at a later date; and

     .    stock option grants in 2001.


                           Compensation Table for 2001

                                                                        Individual Grants
                                                --------------------------------------------------------------------
                                                                   Number of Shares      Exercise
                                                    Net           Underlying Options     Price per
   Name                                         Compensation           Granted            Share      Expiration Date
   -------------------------------------------  ------------      ------------------    ----------   ---------------
                                                  ((Euro))                               ((Euro))
   Alain de Pouzilhac                              1,578,710                 450,000         15.50           2/29/08
   Alain Cayzac                                      616,423                  20,000         15.50           2/29/08
   Ed Eskandarian                                    565,898                 170,000         15.50           2/29/08
   Jacques Herail                                  1,123,462                 450,000         15.50           2/29/08
   Fernando Rodes Vila                             1,161,804                  60,000         15.50           2/29/08
                                                                              94,000         14.85           5/21/08
   Bob Schmetterer                                 3,722,102                      --            --                --
   Jacques Seguela                                   620,383                 150,000         15.50           2/29/08
   Michel Boutinard Rouelle                           79,504                      --            --                --
   Richard Colker                                    109,578                      --            --                --
   Pierre Lescure                                      5,026                      --            --                --
   Juan March                                          6,269                      --            --                --
   Jacques Mayoux                                      8,528                      --            --                --
   Thierry Meyer                                     205,308                      --            --                --
   Leopoldo Rodes Castane                          1,252,077                      --            --                --
   Patrick Soulard                                     8,528                      --            --                --
   SOCIF, represented by Clement Vaturi               81,669                      --            --                --

     In addition to the compensation set forth in the table above, some of our directors who are executive officers are entitled to severance benefits under their employment agreement with us.

     In 2001, we formalized our process for determining the compensation of our directors and principal executive officers with the creation of our compensation and selection committee. Our board consults with our compensation and selection committee before making option grants to our principal executive officers, taking into account both the performance of these executives officers as well as the performance of our share price during the relevant fiscal year. The current policy of our board of directors is not to grant additional options to our principal executive officers unless our share price performance for the relevant year exceeds the average share price performance of our competitors for the year. None of our non-employee directors received stock options in 2001.

     As May 31, 2002, none of our directors or executive officers owned more than 1% of our outstanding shares.

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

     The tables below set forth our total number of employees by geographic location. The figures in these tables are based on the average number of employees employed during the year by each of our agencies as of December 31, 1999, 2000 and 2001, including in each case the average number of employees employed by Media Planning Group:

                        Employees by Geographic Location
                        --------------------------------

                                           Total
                                          Number
                                            of                                 Asia       Latin
     Year Ended December 31,             Employees    Europe        U.S.      Pacific    America
     -----------------------             ---------    ------       -----      -------    -------
     1999 .........................        11,967      7,154       2,626       1,301        886
     2000 .........................        21,500     11,600       7,100       1,900        900
     2001 .........................        20,373     10,959       6,336       1,940      1,138

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

     As of December 31, 2001, our principal collective bargaining agreements are as follows:

                                  Number of
          Country             Covered Employees   Expiration Date
          -----------------   -----------------   ------------------
          Argentina .......           30          No expiration
          Austria .........           39          No expiration
          Belgium .........          157          No expiration
          France ..........        3,188          No expiration
          Italy ...........          107          December 31, 2002

                                  Number of
          Country             Covered Employees   Expiration Date
          -----------------   -----------------   ------------------
          Portugal .........         122          No expiration
          Portugal .........         152          December 31, 2002
          Spain ............         794          December 31, 2002

Arrangements with employees to purchase securities from Havas

     As of May 31, 2002, our shareholders had authorized our board of directors to grant options to purchase an aggregate of up to 6,681,611 Havas shares on or before May 22, 2007 under option plans authorized by our shareholders on May 22, 2001 and May 23, 2002. As of May 31, 2002, options to purchase an aggregate of 29,871,333 Havas shares were outstanding, including options to purchase an aggregate of 7,436,660 Havas shares granted to our directors and executive officers. All of the options we granted are subject to specified anti-dilution adjustments.

     Our board of directors will fix the number of Havas shares and the exercise price under the authorized option plans in accordance with the laws in effect at the time the board of directors decides to grant the options. At that time, our board of directors also will establish the conditions for exercising the options and the periods during which the options may be exercised.

     Our option plans typically permit our board of directors to grant options to purchase up to an aggregate percentage of our issued shares from time to time. Each authorization of option plans by our shareholders is effective for five years from the date of authorization or until all of the options under the plan have been granted. On May 23, 2002, our shareholders approved a new option plan allowing our board of directors to grant options to purchase up to an aggregate of 2.5% of the then issued Havas shares, including treasury shares, from time to time, provided that the aggregate number of shares purchasable under options outstanding from time to time may not exceed 12% of the then issued Havas shares, including treasury shares. As of May 31, 2002, we had issued 304,607,869 Havas shares and had outstanding options to purchase an aggregate of 29,871,333 Havas shares. Therefore, our board of directors was authorized to grant options to purchase up to an aggregate of 6,681,611 Havas shares under the May 2002 plan as of that date. As of May 31, 2002, the only new options that may be granted by the board are options to purchase shares under our May 2001 and May 2002 plans.

     Upon the completion of the acquisition of Snyder Communications in September 2000, all outstanding options to purchase shares of SNC common stock of Snyder Communications were converted into options to purchase an aggregate of 9,494,597 Havas ADSs, of which options to purchase an aggregate of 6,002,043 Havas ADSs were outstanding as of May 31, 2002. These options are not considered to be part of any of our option plans and do not affect the calculation of the limits on option grants described above.

     In addition, upon the completion of the acquisition of Circle.com in September 2000, all outstanding options to purchase shares of Circle.com common stock of Snyder Communications were converted into options to purchase an aggregate of 273,220 Havas ADSs, of which options to purchase an aggregate of 202,119 Havas ADSs were outstanding as of May 31, 2002. These options are not considered to be part of any of our option plans and do not affect the calculation of the limits on option grants described above.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     The following table shows, to our knowledge, as of May 31, 2002, except as otherwise indicated below, the number of Havas shares and the percentage of outstanding Havas shares owned by:

     . each person known to us to be the owner of more than 5% of the outstanding Havas shares; and

     .    our directors and principal executive officers as a group.

     All of our shareholders have the same voting rights with respect to the Havas shares that they hold. (However, see "Item 3. Key Information - Risk Factors - "Holders of our ADSs may have limited ability to influence the governance of our company" on page 9.) As of May 31, 2002, we held 9,838,672 shares as treasury stock. These Havas shares do not have voting rights. As a result, the percentage of the issued Havas shares owned by each of our shareholders translates into a slightly greater percentage of total voting rights.

                                                                                           Percentage  Percentage
                                                                                Number of   of Issued   of Voting
               Identity of Person or Group                                       Shares      Shares      Rights
------------------------------------------------------------------------        ---------  ----------  ----------
     Putnam Investment Management, LLC and The Putnam
        Advisory Company, LLC(1) .......................................        30,464,661    10.0%       10.3%
     All directors and principal executive officers of Havas as a group
        (16 persons, including SOCIF) ..................................         1,323,216     0.4%        0.4%

-----------------
(1) Based on information provided to us by Putnam Investment Management, LLC and The Putnam Advisory Company, LLC in its Notification of Holdings under the EC Directive 88/627 on the Disclosure of Interest of Shares, dated March 28, 2002.

     To the best of our knowledge, as of December 31, 2001, approximately 66.5 million, or 22.6%, of our outstanding shares (including shares represented by ADSs) were held by shareholders in the United States.

Transactions involving directors, officers and shareholders of Havas

     Purchase of Havas Trademark from Vivendi Universal Publishing. On March 31, 2002, we purchased all rights held by Vivendi Universal Publishing to the "Havas" trademark, except derivative names of Havas, including "Havas Voyages," for (Euro)4.5 million. Before that time, we licensed the use of the name "Havas Advertising" from Vivendi Universal Publishing under annual license agreements.

     Transactions with Vivendi Universal. Until March 2001, our largest shareholder was Havas S.A., an indirect subsidiary of Vivendi Universal. See
Item 4 - "Information on the Company - History and Development of our Business" beginning on page 14. We rendered advertising services to Vivendi Universal, the ultimate parent company of Vivendi Universal Publishing, and its affiliates in the amount of (Euro)3.1 million for the first six months of 2001. We also purchased media space from affiliates of Vivendi Universal on behalf of our clients.

     In addition, we paid to Havas S.A. a total of(Euro)305,000 for the use of the Havas trademark for 2001.

     Media Planning Group Transaction. In May 2001, we increased our ownership of Media Planning Group to 100% by acquiring the remaining 55% interest that we did not already own from the other shareholders of Media Planning Group. In the transaction, one of these Media Planning Group shareholders, Advertising Antwerpen B.V., received a total of 8,608,320 Havas shares and (Euro)15.3 million in cash in exchange for the 62,997,315 shares of Media Planning Group that it owned. Fernando Rodes Vila, one of our directors and executive officers and the chief executive officer of Media Planning Group, and Leopoldo Rodes Castane, one of our directors and the father of Fernando Rodes Vila, together with other members of their families, are controlling shareholders of Advertising Antwerpen B.V.

     In the same transaction, another of these Media Planning Group shareholders, Deya S.A., a wholly owned subsidiary of Corporacion Financiera Alba, received a total of 11,289,600 Havas shares and (Euro)20.1 million in cash in exchange for the 82,619,429 shares of Media Planning Group that it owned. Juan March, one of our directors, is co-chairman and a controlling shareholder of Corporacion Financiera Alba.

     In May 2001, we entered into a registration rights agreement with Advertising Antwerpen B.V., Deya S.A. and the other Media Planning Group shareholders. Under this agreement, we granted to these shareholders registration rights with respect to the Havas shares they received in connection with the
                                       49
transaction.

     Transactions Involving the Rodes Family. Media Planning Group and its subsidiaries have entered into the following transactions with members of the families of Leopoldo Rodes Castane and Fernando Rodes Vila or entities controlled by them.

     Intermedia Management Services, A.G., an indirect, wholly owned subsidiary of Media Planning Group, renders services to various subsidiaries of Media Planning Group by hiring as consultants various officers of Media Planning Group on behalf of such subsidiaries. This arrangement facilitates internal accounting and control of the services rendered and helps to minimize transfer pricing issues where services are rendered to subsidiaries outside of Spain. The consulting fees paid to officers of Media Planning Group under this arrangement are part of, and not in addition to, their annual compensation packages. Intermedia Management Services has entered into a consulting services agreement with Fernando Rodes Vila. Under this agreement, Fernando Rodes Vila provides consulting services to Intermedia Management Services and, through Intermedia Management Services, to various subsidiaries of Media Planning Group. Fernando Rodes Vila is paid an hourly fee of (Euro)600 in cash for his consulting services, and may also be entitled to an additional fee if Fernando Rodes Vila and Intermedia Management Services so agree. Fernando Rodes Vila was paid
(Euro)327,680 for his consulting services in 2001 and (Euro)0 in 2002 through May 31.

     In October 1991, the predecessor to Media Planning Group entered into an agreement with Gestora de Viviendas S.A. under which Gestora de Viviendas provides client development services to Media Planning Group and its subsidiaries in exchange for commissions on new clients developed by it. Under this agreement, Media Planning Group paid Gestora de Viviendas commissions of
(Euro)179,197, excluding taxes, in 2001 and (Euro)0 in 2002 through May 31. Fernando Rodes Vila and Leopoldo Rodes Castane, together with other members of their families, are controlling shareholders, and Leopoldo Rodes Castane is a director, of Gestora de Viviendas.

     Media Planning Group receives legal services from the Spanish law firm of Rodes & Sala Abogados, S.L. Rodes & Sala was paid a total of (Euro)286,222, excluding taxes, for these legal services in 2001 and has billed Media Planning Group a total of (Euro)50,000, excluding taxes, in legal fees for 2002 through May 31. Gonzalo Rodes Vila, the brother of Fernando Rodes Vila and the son of Leopoldo Rodes Castane, is a partner in Rodes & Sala. In addition, Gonzalo Rodes Vila serves as secretary of the board of directors of Media Planning Group. Gonzalo Rodes Vila was paid (Euro)48,000 for his services as secretary of the board in 2001 and has been paid (Euro)20,000 for such services in 2002 through May 31.

     Transaction Involving Richard Colker. In May 2002, we agreed to pay
$60,000 to Richard Colker, one of our directors, for investment banking advisory services to be performed through December 31, 2002 related to our specialized agencies.

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

8.A.1 See Item 18 "Financial Statements."

8.A.2 See Item 18 "Financial Statements."

8.A.3 See Report of Independent Accountants, page F-2.

8.A.4 We have complied with this requirement.

8.A.5 Not applicable.

8.A.6 Not applicable.

8.A.7 Legal proceedings

    Circle.com litigation

     On June 4, 2001, two holders of Circle.com common stock filed a purported class action lawsuit in Delaware Chancery Court against Snyder Communications, our company and each director of our company and Snyder Communications. The lawsuit sought a preliminary and permanent injunction or, alternatively, monetary damages. The lawsuit alleges that our company and the board of directors of Snyder Communications breached their fiduciary duties owed to the Circle.com stockholders when considering and negotiating the proposed merger of Snyder Communications with one of our subsidiaries by failing to create an independent negotiating structure, failing to seek truly independent advice, concealing material information from the Circle.com stockholders, and unfairly timing the proposed merger to the disadvantage of the Circle.com stockholders. Subsequent to the filing of the lawsuit, each of our directors was dismissed from the lawsuit. In addition, the purported representatives of the purported Circle.com stockholder class withdrew their application for a preliminary injunction and expedited discovery and we agreed to waive any objection to jurisdiction it may otherwise assert under French law, and, in the event the court enters a judgment for money damages in favor of Circle.com stockholders, to waive any right we may have under French law to assert that such judgment is not enforceable against us and any defendant indemnified by us. In August 2001, Snyder Communications, its directors and our company filed an answer in the lawsuit and responded to requests for the production of documents.

     Snyder Communications, our company and the directors of Snyder Communications deny all liability with respect to the claims alleged in the complaint and believe those claims to be without merit. Snyder Communications and the other defendants to the lawsuit intend to defend themselves vigorously in this action.

     Verizon settlement

     A case involving claims by Snyder Communications for declaratory relief as to alleged indemnification obligations set forth in their agreements with Verizon Select Services and counterclaims by Verizon for indemnification, declaratory relief and damages was filed in April 2001, as a result of two investigations by Florida agencies into the parties' business and marketing practices. Verizon demanded that Snyder Communications indemnify it for all liabilities, costs and expenses incurred as a result of the two Florida Investigations. In their December 2001 Settlement Agreement, our company and Snyder Communications agreed to pay an aggregate amount of $1,052,500 to Verizon in a series of installments, with the final payment due on February 15, 2003.

     The Settlement Agreement does not release the Snyder Communications, its subsidiaries or our company from further liability for indemnification if a class action is filed against Verizon in Florida on or before October 31, 2002. To our knowledge, no such action has been filed to date. In the event any proceedings are initiated or any claims made, we intend to defend ourselves vigorously and do not believe that any such action would have a material adverse effect on our business, financial condition or future results of operations.

     Snyder Communications LP class action lawsuit

     Former employees of Snyder Communications LP have filed a purported class action lawsuit in the Texas State Court. The motion to certify the purported class of former employees in Texas has not yet been decided by the Texas court and Snyder Communications has motions for summary judgment pending in this case. The lawsuit alleges, in substance, that Snyder improperly denied commission payments to former employees in connection with alleged sales in telephone solicitation campaigns. Snyder Communications denies all liability with respect to these claims and believes them to be without merit. Snyder Communications intends to defend itself vigorously in this action.

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

8.B Significant changes

   Revenue and billings during first quarter of 2002

     On May 7, 2002, we reported information regarding our revenue and billings during the three months ended March 31, 2002.

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

     We reported total revenue under French GAAP of (Euro)501.1 million for the three months ended March 31, 2002, a decrease of 5.5% compared with (Euro)545.2 for the three months ended March 31, 2001. The allocations of revenue by region set forth in the tables below are based on management accounts and depict by geographic region and by major discipline (1) revenue for the three months ended March 31, 2002 and (2) pro forma revenue growth for the three months ended March 31, 2002 compared with the three months ended March 31, 2001, as adjusted to exclude the effects of currency fluctuations and acquisitions and disposals.

                          Revenue by Geographic Region

                                                                  Three Months Ended
                                               Three Months         March 31, 2002
                                                  Ended          Versus Three Months
                                              March 31, 2002     Ended March 31, 2001
                                           ------------------   -----------------------
                                                                   Pro Forma Revenue
                                                                 Growth, Excluding the
                                                                  Effects of Currency
                                                                    Fluctuations and
                                                 Revenue            Acquisitions and
                                            ((Euro) millions)           Disposals
                                           ------------------   -----------------------
           Europe ......................          231.6                   (4.7)%
           North America ...............          234.9                   (8.2)%
           Asia Pacific ................           14.9                    5.9%
           Latin America ...............           19.7                   12.2%
                                           ------------------   -----------------------
                   Total ...............          501.1                   (5.5)%
                                           ------------------   -----------------------

                           Revenue by Major Discipline


                                   Three Months     Three Months Ended March 31,
                                      Ended                    2002
                                    March 31,         Versus Three Months Ended
                                      2001                 March 31, 2001
                               ------------------   ----------------------------
                                                      Pro Forma Revenue Growth,
                                                      Excluding the Effects of
                                     Revenue         Currency Fluctuations and
           Pro Forma            ((Euro) millions)    Acquisitions and Disposals
           -----------------   ------------------   ----------------------------

           Traditional Advertising ......     183.7              (8.1)%
           Media & Marketing ............     317.4              (4.0)%
                                           ----------     --------------------
                Total ...................     501.1              (5.5)%
                                           ----------     --------------------

     We reported net new billings on an annualized basis of (Euro)565 million for the three months ended March 31, 2002.

         In May 2002, we issued 41,860,465 unsecured convertible bonds for an aggregate principal amount of (Euro)450.0 million. For more information relating to this issuance, please see Item 5 "Subsequent Events--Issuance of convertible and/or exchangeable bonds" on beginning on page 39.

ITEM 9.  THE OFFER AND LISTING

9.A Listing details

     The principal trading market for Havas shares is the Premier Marche of Euronext Paris S.A. (which resulted from the merger of the Paris, Brussels and Amsterdam stock exchanges on October 27, 2000), a self regulatory organization responsible for supervision of trading in listed securities in France. Havas shares have been traded on the Premier Marche since October 23, 1982. Prior to this date, Havas shares were not publicly traded. Havas shares are currently included in the "SBF 80," "SBF 120" and "SBF 250" indices.

     Havas shares are also quoted on the Nasdaq National Market System under the symbol "HAVS." In addition, we sponsor ADSs in the United States with J.P. Morgan Chase & Co. (formerly known as Morgan Guaranty Trust Company), as depositary. Each Havas ADS represents one Havas share.

     The table below indicates the range of the high and low prices in U.S. dollars for the ADSs on Nasdaq from September 27, 2000, the date Havas ADSs began trading on Nasdaq, to May 31, 2002. The table below also provides the high and low prices in euro for the Havas shares on Euronext Paris from 1997 to May 31, 2002. The high and low market prices have been adjusted to reflect our 20 for 1 stock split on May 26, 2000.

                                                               Nasdaq            Euronext Paris
                                                           price per ADS        price per Share
                                                         -----------------  -----------------------
     Period                                                High      Low        High        Low
     ------                                              --------  -------  ----------- -----------
     Annual information for the past five years:

     1997 .............................................     --        --    (Euro) 6.04 (Euro) 4.14
     1998 .............................................     --        --    (Euro)10.12 (Euro) 5.94
     1999 .............................................     --        --    (Euro)22.20 (Euro) 6.95
     2000 .............................................   $16.50    $13.00  (Euro)36.50 (Euro)14.70
     2001 .............................................

     Quarterly information for the past two years:

     2000
     First quarter ....................................     --        --    (Euro)36.50 (Euro)18.11
     Second quarter ...................................     --        --    (Euro)29.25 (Euro)18.45
     Third quarter ....................................     --        --    (Euro)28.45 (Euro)17.80
     Fourth quarter ...................................   $16.50    $13.00  (Euro)19.82 (Euro)14.70

     2001
     First quarter ....................................   $16.75    $11.64  (Euro)18.50 (Euro)13.25
     Second quarter ...................................   $14.13    $10.41  (Euro)16.60 (Euro)11.98
     Third quarter ....................................   $11.41    $ 5.30  (Euro)13.57 (Euro) 5.96

     Fourth quarter ...............................        $8.71     $4.85   (Euro)10.00 (Euro)5.30

     2002
     First quarter ................................        $9.49     $6.70   (Euro)11.00 (Euro)7.82
     Second quarter (through May 31, 2002) ........        $9.39     $7.12   (Euro)10.94 (Euro)7.52

     Monthly information for most recent six months:

     December 2001 ................................        $8.64     $6.75   (Euro) 9.70 (Euro)7.76
     January 2002 .................................        $8.44     $7.01   (Euro) 9.58 (Euro)8.05
     February 2002 ................................        $7.50     $6.70   (Euro) 8.85 (Euro)7.82
     March 2002 ...................................        $9.49     $7.50   (Euro)11.00 (Euro)8.65
     April 2002 ...................................        $9.39     $7.29   (Euro)10.94 (Euro)8.01
     May 2002 .....................................        $8.04     $7.12   (Euro) 8.77 (Euro)7.52

9.B Plan of distribution

    Not applicable.

9.C Markets

    See Item 9.A "Listing details."

9.D Selling shareholders

    Not applicable.

9.E Dilution

    Not applicable.

9.F Expenses of the issue

    Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

10.A Share capital

    Not applicable

10.B Memorandum and Articles of Association

    Under Article 2 of our bylaws, our corporate purposes are to:

    .  provide advertising and communication services in all forms;

    . provide all forms of services, including technical, financial, commercial or administrative studies;

    . engage in any activities of production, sale or distribution in sectors that are developing rapidly or have great communication power;

    . manage, acquire, construct, develop or improve real property or related assets or rights and conduct studies relating to such real estate transactions; and

    . carry out industrial, commercial or financial, real estate or securities transactions directly or indirectly related to our corporate purposes.

       We may also acquire interests in other businesses, regardless of such businesses' purposes.

     Directors

     Our bylaws provide that our board must be composed of at least three members but not more than 18. Each member of our board is required to own at least one of our shares for so long as he, she or it serves as a director. Members of our board serve three-year terms and are eligible for reappointment upon the expiration of their term of office. One-third of our directors must stand for re-election every year, and no more than one-third of our directors may be over the age of 70.

     Our board is authorized to meet at its discretion, upon notice from its chairman or vice chairman. If our board has not met for more than two months, directors representing one-third of our board may require that our chairman convene a meeting.

     Under the French Commercial Code, the prior approval of our board is required before one of our directors, executive officers or shareholders holding more than 5% of our voting rights (or any company that controls such shareholder), whom we refer to collectively as interested parties, may enter into a transaction with us that cannot be reasonably considered in the ordinary course of business and the product of an arms-length negotiation. Similar limitations apply to any transaction between our company and another company which has one or more officers or directors in common with our company. Any interested party must inform our chairman as soon as it has knowledge of the transaction and may not vote at the board or shareholder meeting called to authorize the transaction, nor may the shares of an interested party be taken into account in determining the outcome of the vote or whether a quorum is present. In the event the transaction is not approved by our shareholders at a shareholders' meeting, it will remain enforceable by third parties against our company, but our company may in turn hold the interested party and, in some circumstances, the other directors liable for any damages it may suffer as a result. In addition, the transaction may be canceled if it is fraudulent.

     For transactions that can be considered within our ordinary course of business and the product of arms-length conditions, an interested party must provide a copy of the governing agreement to the chairman of our board, who will then provide a summary of these transactions to the members of our board and the statutory auditors.

     Certain transactions between our company and one of its directors are prohibited under the French Commercial Code.

     Rights, preferences and restrictions applicable to our shares

     Dividends

     Dividends on our shares are distributed to shareholders on a pro rata basis. Outstanding dividends are generally payable to shareholders on the date of the shareholders' meeting at which the distribution of dividends is approved, subject to any conditions imposed by the shareholders at the meeting. In the case of interim dividends, we make distributions to our shareholders on the date of the board meeting in which the distribution of interim dividends is approved. The dividend payment date is decided by the shareholders at an ordinary general meeting or by our board in the absence of such a decision by the shareholders. Under the French Commercial Code, we must pay any dividends within nine months of the end of our fiscal year unless otherwise authorized by court order. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French government.

     We may only distribute dividends out of our distributable profits, plus any amounts held in reserve which our shareholders decide to make available for distribution, other than those reserves that are specifically required by law or our bylaws. Our distributable profits consist of our unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any amounts which French law or our bylaws require to be placed in a reserve account.

     In addition, the French Commercial Code requires us to allocate 5% of our unconsolidated statutory net profit for each year to a legal reserve fund before we may pay dividends with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of our issued and outstanding share capital. This restriction on the payment of dividends also applies to our French subsidiaries on an unconsolidated basis. Our legal reserve for each of our French subsidiaries may only be distributed to our shareholders upon our liquidation.

     The French Commercial Code also prohibits us from distributing dividends when our net equity is or would become as a result of any such distribution less than the amount of our stated capital increased by reserve funds required by law or our bylaws.

     Voting rights

     In general, each of our shares carries the right to cast one vote on all matters submitted to a vote of shareholders. There is no requirement under the French Commercial Code or our bylaws that requires directors to serve concurrent terms. Accordingly, fewer than all of the members of our board will ordinarily stand for reelection at any particular shareholders' meeting.

     Liquidation rights

     If our company is liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among our shareholders in proportion to the nominal value of their shareholdings.

     Preferential subscription rights

     According to the French Commercial Code, if we issue additional shares, or other specific kinds of additional securities, current shareholders will have preferential subscription rights to those securities on a pro rata basis. These preferential rights will require us to give priority treatment to those shareholders over other persons wishing to subscribe for the securities. The rights entitle the holder to subscribe to an issue of any securities that may increase our share capital by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be traded during the subscription period usually by transfer from one account to another. A two-thirds majority of our shares entitled to vote at an extraordinary general meeting may vote to waive preferential subscription rights with respect to any particular offering. French law requires our board and the statutory auditors to present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the relevant securities issuance must be completed within the period prescribed by law. Our shareholders may also decide at an extraordinary general meeting to give existing shareholders a non-transferable priority right to subscribe for the new securities during a limited period of time. Our shareholders may also waive their own preferential subscription rights with respect to any particular offering.

     Amendments to rights of holders

     The rights of our shareholders can be amended only by action at an extraordinary general meeting of shareholders. Two-thirds of the shares voting must approve any proposal to amend shareholder rights. The voting and quorum requirements for this type of special meeting are the same as those applicable to an extraordinary general meeting, except that the quorum requirements for a special meeting are 50% of the voting shares, or 25% upon resumption of an adjourned meeting.

     Ordinary and extraordinary meetings

     In accordance with the French Commercial Code, there are two types of shareholders' general meetings: ordinary and extraordinary.

     Ordinary general meetings of shareholders are required for matters that are not specifically reserved by law to extraordinary general meetings, such as:

     .    electing, replacing and removing members of the board of directors;

     .    appointing statutory auditors;

     .    declaring dividends or authorizing dividends to be paid in shares;

     .    approving our annual financial statements; and

     .    issuing specific types of debt securities.

     Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our bylaws, including any amendment required for an extraordinary corporate action. Extraordinary corporate actions include:

     .    changing our company's name or corporate purpose;

     .    increasing or decreasing our share capital;

     .    creating a new class of equity securities;

     . authorizing the issuance of investment certificates or convertible or exchangeable securities;

     .    establishing any other rights to equity securities;

     .    selling or transferring substantially all of our assets; and

     .    voluntarily liquidating our company.

     Calling shareholders' meetings

     The French Commercial Code requires our board to convene an annual ordinary general meeting of shareholders for approval of our annual financial statements. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the Presiding Judge of the Commercial Court. Our board may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If our board fails to convene an annual shareholders' meeting, our independent statutory auditors or a court-appointed agent may call the meeting. Any of the following persons may request the court to appoint an agent:

     .    one or several shareholders holding at least 5% of our share capital;

     . in cases of urgency, any interested party, including any member of a special management committee consisting of one manager appointed by us, as well as a series of representatives elected by our employees, which we refer to as the Works' Council, designated by the Works' Council;

     . duly qualified associations of our shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our company;

     . in a bankruptcy, our liquidator or court-appointed agent may also call a shareholders' meeting in some instances; or

     . any shareholder that holds a majority of our outstanding shares or voting rights following a public tender or exchange offer for our shares or the sale of a majority of our shares.

     Notice of shareholders' meetings

     We must announce general meetings at least 30 days in advance by means of a preliminary notice published in the Bulletin des Annonces Legales Obligatoires, or the "BALO." The preliminary notice must first be sent to the Commission des Operations de Bourse, or the "COB." The COB also recommends that a summary of such preliminary notice be published in a newspaper of national circulation in France. The preliminary notice must disclose, among other things, the time, date and place of the meeting, whether the meeting will be ordinary or extraordinary, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting, the procedure for voting by mail, the address of the web site permitting the vote by electronic means and a statement informing our shareholders that they may propose additional resolutions to our board within 10 days of the publication of the notice.

     We must send a final notice containing the agenda and other information about the meeting at least 15 days prior to the meeting or at least six days prior to the resumption of any meeting adjourned for lack of a quorum. The final notice must be sent by mail or, to shareholders who have agreed thereto in writing, by electronic means, to all registered shareholders who have held shares for more than one month before the date of the preliminary notice. The final notice must also be published in the BALO and in a newspaper authorized to publish legal announcements in the local administrative department in which our company is registered, with prior notice having been given to the COB.

     In general, our shareholders can take action at shareholders' meetings only on matters listed in the agenda for the meeting. As an exception to this rule, our shareholders may take action with respect to the dismissal of members of our board regardless of whether this action is on the agenda. Additional resolutions to be submitted for approval by our shareholders at the meeting may be proposed to our board, within ten days of the publication of the preliminary notice in the BALO by:

     .    a member of the Works' Council designated by the Works' Council;

     .    one or several shareholders holding a specified percentage of shares;
          or

     . a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights in our company.

     Our board must submit these resolutions to a vote of our shareholders.

     During the two weeks preceding a meeting of shareholders, any shareholder may submit written questions to our board relating to the agenda for the meeting. Our board must respond to these questions during the meeting.

     Attendance and voting at shareholders' meetings

     Each of our shares confers on the shareholder the right to cast one vote on all matters submitted to a vote of shareholders, except that we are not entitled to vote our treasury shares. Our shareholders may attend ordinary meetings and extraordinary shareholders' meetings and exercise their voting rights subject to the conditions specified in the French Commercial Code and our bylaws. There is no requirement that our shareholders have a minimum number of shares in order to attend, or to be represented at, an ordinary or extraordinary general meeting.

     In addition, two members of the Works' Council are entitled to attend any shareholders' meeting. They are also permitted to address our shareholders before the vote of any resolution requiring the unanimous consent of the shareholders.

     To participate in any general shareholders' meeting, a holder of our registered shares must have its shares registered in its name in a shareholder account maintained by us, or on our behalf by an agent appointed by us, at least five days before the date set for the meeting. A holder of our bearer shares must obtain a certificate from the accredited intermediary with whom the holder has deposited its shares. This certificate must indicate the number of bearer shares the holder owns and must state that these shares are not transferable until the time fixed for the meeting. The holder must deposit this certificate at the place specified in the notice of the meeting at least five days before the meeting. However, our board of directors has the right to accept deposits after this deadline or to shorten the deadline.

     Once a shareholder has registered its shares or duly presented a certificate from its accredited financial intermediary, the shares may not be transferred until after the relevant shareholders' meeting unless the shareholder delivers a notice to our agent or intermediary requesting the termination of such restrictions on transfer. The notice must be delivered no later than 3 p.m. Paris time on the day before such meeting.

     Proxies and voting by mail or electronic means

     In general, all of our shareholders that have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate and vote in general shareholders' meetings in person, by proxy, by videoconference or by any electronic telecommunication device enabling their identification.

     Proxies will be sent via mail or electronic means to any shareholder on request. To be counted, the proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, before the date of the meeting. Voting instructions must be received by us in the form provided by law no later than 3:00 p.m. Paris time on the day before the shareholders' meeting. A shareholder may grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send to us a blank proxy without nominating any representative. In that case, the chair of the meeting will vote blank proxies in favor of all resolutions proposed by our board and against all other resolutions.

     With respect to votes by mail or other electronic means, we are required to send shareholders a voting form. The completed form must be returned to us, if by mail, at least three days before the date of the shareholders' meeting. However, forms may be sent electronically to us until 3:00 p.m. Paris time on the day before the shareholders' meeting.

     Quorum

     The French Commercial Code requires that shareholders having at least 25% of the shares entitled to voting rights must be present in person or be voting by mail, by electronic means or by proxy to fulfill the quorum requirement for:

     .    an ordinary general meeting; or

     . an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium.

     The quorum requirement is one-third of the shares entitled to voting rights, determined on the same basis, for any other extraordinary general meeting.

     If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned meeting is resumed, there is no quorum requirement for an ordinary meeting or for an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon. In the case of any other reconvened extraordinary general meeting, shareholders having at least 25% of the shares entitled to voting rights must be present in person or be voting by mail, by electronic means or by proxy for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. Any deliberation by the shareholders taking place without a quorum is void.

     Majority

     Holders of a simple majority of our voting power present in person, voting by mail, by electronic means or by proxy may pass any resolution on matters required to be considered at an ordinary general meeting, or concerning a capital increase by incorporation of reserves, profits or share premium at an extraordinary general meeting. At any other extraordinary general meeting, a two-thirds vote of our voting power present in person, voting by mail, by electronic means or by proxy is required.

     A unanimous shareholder vote is required to increase liabilities of shareholders.

     Abstention from voting by shareholders present in person, voting by mail, by electronic means or by proxy is counted as a vote against the resolution submitted to the shareholder vote.

     In general, our shareholders are entitled to one vote per share on matters submitted to a vote of at any general meeting. Under the French Commercial Code, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and are not considered for quorum purposes.

     Limitations on right to own our securities

     The French Commercial Code currently does not limit the right of non-residents of France or non-French persons to own and vote our shares or ADSs. However, non-residents of France must file an administrative notice with French authorities for any acquisition of a controlling interest in our company. Under existing administrative rulings, ownership of 20% or more of our share capital or voting rights would be regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in specified circumstances depending upon factors such as:

     .    the acquiring party's intentions;

     .    the acquiring party's ability to elect directors; or

     .    our financial reliance on the acquiring party.

     Anti-takeover effects of applicable law and regulations

     The French Commercial Code provides that any person, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, one-third, 50% or two-thirds of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company within 15 calendar days of the date it crosses any of these thresholds of the number of shares it holds and the voting rights of the shares. The individual or entity must also notify the Conseil des Marches Financiers, or the CMF, within five trading days of the date it crosses any of these thresholds.

     In addition, article 11 of our bylaws provides that any person who becomes the direct or indirect owner of at least 2%, or any multiple of 2%, of our outstanding shares or voting rights must provide written notice to us within 15 days after such threshold is crossed.

     French law and COB regulations impose additional reporting requirements on any person who becomes the owner of more than 10% or 20% of our outstanding shares or voting rights. Any such person must file a report with us, the COB and the CMF within 15 days of the date it crosses either of these thresholds. In the report, the acquiror must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of our company or to nominate candidates for our board. The CMF makes the notice public. The acquiror must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquiror may amend its stated intentions, so long as it does so on the basis of significant changes in its own situation or that of its shareholders. Upon any change of intention, it must file a new report.

     To permit holders to give the required notice, we are required to publish in the BALO no later than 15 days after the annual ordinary general shareholders' meeting information with respect to the total number of voting rights outstanding as of the date of the meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we are required to publish in the BALO, within 15 days of such change, the number of voting rights outstanding and provide the CMF with written notice of this information. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice, noting the date each number was last updated.

     If any person fails to comply with the legal notification requirement with respect to the acquisition of 5%, 10%, 20%, one-third, 50% or two-thirds of our shares or voting rights, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders' meetings until the end of a two-year period following the date on which their owner complies with the notification requirements. Upon the request of any of our shareholders holding at least 5% of our share capital, any shareholder who fails to comply with these requirements may have all or part of his, her or its voting rights suspended for up to five years by the French Commercial Court at the request of the chair, any shareholder or the COB, and may be subject to a fine.

     Pursuant to the French Commercial Code, we are authorized to require persons holding voting shares in bearer form to disclose the beneficial owner(s) of those shares, the number of shares held by each of the shareholders and any restrictions to which these shares may be subject. We may suspend the voting and dividend rights associated with these shares until the required disclosures are made.

     Pursuant to the French Commercial Code, we are authorized to require any entity holding more than 2.5% of our shares or voting rights to disclose the identity of the persons who directly or indirectly holds more than one-third of the outstanding shares or voting rights of that entity.

     Under CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert that own in excess of one-third of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of that company.

     In addition, a number of provisions of the French Commercial Code allow us to adopt bylaws that have certain anti-takeover effects, including provisions that allow us to:

     .    limit the voting power of our shareholders; and

     . execute shareholders' agreements that provide for preemptive rights in case of a sale of shares by a shareholder.

     The French Commercial Code also permits us to take other corporate actions that may discourage or prevent a change of control of our company, including:

     . authorizing our board to reserve for issuance to a limited number of holders securities that contain rights to receive an additional number of our shares, contingent upon the agreement of our existing shareholders to waive any preemptive rights with respect to such issuance; and

     . authorizing our board, upon receipt of the approval of our shareholders, to acquire our shares in open market purchases for purposes of canceling such shares.

     On May 23, 2002, our shareholders authorized our board of directors to purchase up to 10% of our capital stock for purposes that may include the cancellation of these shares. The shareholders' meeting also delegated to the board the powers necessary to proceed, any number of times and in the proportions and time frames that it so determines, in France and in any other country, to issue Havas shares as well as any securities that entitle their holder(s), immediately and/or in the future, to Havas shares, including securities that may be issued pursuant to Article L 228-93 of the French Commercial Code. The amount of the capital increase which may be realized immediately and/or in the future under this delegation may not exceed a par value of (euro)36 million, to which will be added, if applicable, any additional shares to preserve the rights of the holder(s) of securities entitling such holder(s) to Havas shares.

Summary of recent changes to our bylaws

     On May 23, 2002, our shareholders approved several amendments to our bylaws, to authorize the following:

     .    the change of our corporate name to Havas;

     . disclosure by any person who decreases its shareholdings below 2% or any multiple of 2% of our shares or voting rights;

     . a decrease in the maximum number of persons that may serve on our board from 24 to 18;

     .    a reduction in the term for each director from six to three years;

     . the authority of our board to change our management structure by appointing a managing director with full authority to manage our company as well as one or more general managers, not to exceed five, to assist the managing director;

     . disclosure of any transaction between our company and a shareholder holding more than 5% of the voting rights of our company, or the entity controlling such shareholder;

     . the right of any shareholder that holds a majority of our outstanding shares or voting rights to call a shareholders' meeting following a public tender or exchange offer or the acquisition of a majority of our shares; and

     . the right of our shareholders to participate in shareholder meetings by video conference.

10.C Material contracts

     The following summarizes each of our material contracts, other than contracts that we entered into in the ordinary course of our business, for the two years before the date of filing of this annual report. Since the following is only a summary, you should carefully read each of the material contracts, which are filed as exhibits to this annual report, that are discussed below.

     . On October 11, 1991, Media Planning, S.A., the predecessor to Media Planning Group, entered into an agreement with Gestora de Viviendas under which Gestora de Viviendas provides client development services to Media Planning Group and its subsidiaries in exchange for new clients developed by it. Fernando Rodes Vila and Leopold Rodes Castane, together with other members of their families, are controlling shareholders, and Leopold Rodes Castane is a director, of Gestora de Viviendas.

     . In connection with our acquisition by merger of Snyder Communications on February 20, 2000, EWDB North America, Inc., one of our wholly owned subsidiaries, executed and delivered a guaranty in favor of Snyder Communications pursuant to which EWDB guaranteed some of our performance obligations under the merger agreement. The guaranty automatically terminated upon full performance by all parties of their respective obligations under the merger agreement.

     . On May 18, 2000, we entered into a $400,000,000 multi-currency 364-day term loan facility, which was amended on June 15, 2000, with Morgan Guaranty Trust Company of New York and Societe Generale, as lenders, and some of our subsidiaries. The facility was obtained primarily to refinance Snyder Communications' borrowings outstanding at the time of its acquisition by us, to finance future mergers and acquisitions, and for general corporate purposes. In addition, we and several of our subsidiaries executed and delivered a Guarantee and Indemnity for the benefit of the lenders under which we and our guarantying subsidiaries guaranteed the prompt payment of principal and interest and the performance of all obligations under the facility. For more information relating to this facility, please see "Operating and Financial Review and Prospects--Liquidity and Capital Resources" beginning on page 33.

     . On August 3, 2000, we entered into an Amended and Restated Agreement and Plan of Merger with HAS Acquisition Corporation, one of our subsidiaries, and Snyder Communications, under which HAS Acquisition merged with and into Snyder Communications.

     . On August 18, 2000, we entered into an Amended and Restated Company Stockholder Voting Agreement with various stockholders of Snyder Communications, Inc. in connection with the merger with Snyder Communications. Under this agreement, some of the stockholders of Snyder Communications agreed to vote in favor of the merger.

     . On January 1, 2001, EWDB North America Inc., one of our U.S. subsidiaries, entered into a Fourth Amendment of Lease with The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York. Under this lease, EWDB occupies approximately 158,000 square feet for its headquarters for a fixed annual rent of approximately $3,732,191, which escalates to $4,127,443 starting on January 1, 2003. The amended lease terminates on December 31, 2007.

     . On January 20, 2001, we entered into an Agreement to Contribute with Advertising Antwerpen B.V., Banco Santander Central Hispano, S.A., Compania de Cartera e Inversiones S.A., Deya S.A., Mr. Jose Martinez-Rovira Vidal, Mrs. Maris Luisa Munoz Alvarez, Mrs. Cristina Martinez-Rovira Munoz and Mrs. Sandra Martinez-Rovira Munoz, who are former shareholders of Media Planning Group, and Havas, S.A., under which the former shareholders of Media Planning Group agreed to sell the shares they held in Media Planning Group to us for a total of 28,800,000 Havas shares and(Euro)51.2 million in cash.

     . On February 5, 2001, we entered into an Agreement and Plan of Merger, which was subsequently amended on May 14, 2001, with HAS Acquisition II Corporation, one of our subsidiaries, and Snyder Communications, under which HAS Acquisition II merged with and into Snyder Communications. As a result of the merger, Snyder Communications became our wholly owned subsidiary.

     . On April 2, 2001, we entered into a Protocol Agreement and Commercial Lease with Suresnes Immobilier for the lease of our new corporate headquarters in Suresnes, France. The lease is for approximately 216,000 square feet of leasable area, for a period of nine years, commencing on the date we take possession of the leased building. The building is currently under construction and we anticipate that we will take possession of the leased building in the second or third quarter of 2003. The minimum net annual rent is approximately (Euro)8.1 million, which may be adjusted annually based on the national construction cost index.

     . On May 14, 2001, in connection with our acquisition of the remaining 55% interest in Media Planning Group, we entered into a registration rights agreement with Acacia ISP, S.L., Banco Santander Central Hispano, S.A., Compania de Cartera e Inversiones S.A., Deya S.A., Jose Martinez-Rovira Vidal, Maria Luisa Munoz Alvarez, Cristina Martinez-Rovira Munoz and Sandra Martinez-Rovira Munoz, under which we granted to the sellers certain registration rights with respect to Havas shares they received as consideration for the acquisition.

     . On December 5, 2001, we entered into a trademark sales agreement with Vivendi Universal Publishing. Under this agreement, we purchased for
         (Euro)4.5 million all rights held by Vivendi Universal Publishing to the "Havas" trademark, except for rights to the name "Havas Voyages" and other specified names.

     . On April 16, 2002, Intermedia Management Services, A.G., an indirect, wholly owned subsidiary of our company, entered into a consulting agreement with Fernando Rodes Vila to provide consulting services to Intermedia Management Services and, through Intermedia Management Services, to various subsidiaries of Media Planning Group.

10.D Exchange controls

     French exchange control regulations currently do not limit the amount of payments that we may remit to non-residents of France, with the exception of certain persons connected with terrorist activities. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. In France, all registered banks and most credit establishments are accredited intermediaries.

10.E Taxation

French taxation

     The following is a description of the French tax consequences of owning and disposing of Havas shares. This description may only be relevant to holders of Havas shares who are not residents of France and do not hold their shares in connection with a permanent establishment or a fixed base in France through which the holders carry on a business or perform personal services.

     This description may not address all aspects of French tax laws that may be relevant in light of the particular circumstances of individual holders of Havas shares. It is based on the laws, conventions and treaties in force as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect, or different interpretations.

     Holders of Havas shares should consult their own tax advisors about the potential tax effects of owning or disposing of shares in any particular situation.

Taxation on sale or disposal of Havas shares

     Generally, a holder of Havas shares will not be subject to any French income tax or capital gains tax when the holder sells or disposes of Havas shares if both of the following apply:

     .   the holder is not a French resident for French tax purposes; and

     . the holder has held not more than 25% of Havas's dividend rights, known as droits aux benefices sociaux, at any time during the preceding five years, either directly or indirectly.

     If a double tax treaty between France and the country of residence of a holder of Havas shares contains more favorable provisions, a holder may not be subject to any French income tax or capital gains tax when the holder sells or disposes of any Havas shares, even if one or both of the above statements does not apply to the holder.

     Subject to various conditions, foreign states, international organizations and a number of foreign public bodies are not considered French residents for these purposes.

     If a holder of Havas shares transfers shares using a written agreement, that agreement must generally be registered. The holder will be required to pay a registration duty of 1% of either the purchase price or the market value of the shares transferred, whichever is higher. The maximum duty is (Euro)3,049 per transfer. However, if the agreement is executed outside France, the holder of Havas shares will not be required to pay this duty.

Taxation of dividends

     Withholding tax and avoir fiscal. In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they are entitled to a tax credit, known as the avoir fiscal. The amount of the avoir fiscal is generally equal to:

     . 50% of the dividend paid for shareholders who are individuals or corporate shareholders that benefit from the participation exemption regime defined in Articles 145 and 216 of the French Tax Code; or

     .   15% of the dividend paid for shareholders who are not individuals.

     Shareholders resident in France and entitled to the avoir fiscal at the rate of 15% may generally be entitled to an additional tax credit equal to 70% of any precompte actually paid in cash by a company upon distribution of dividends paid out of specified profits. See "--The Precompte" below.

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

Australia      Gabon        Lithuania     Niger         Turkey
Austria        Germany      Luxembourg    Norway        United Kingdom
Belgium        Ghana        Malaysia      Pakistan      United States
Bolivia        Iceland      Mali          Senegal       Ukraine
Brazil         India        Malta         Singapore     Venezuela
Burkina Faso   Israel       Mauritius     South Korea   French Territoires
Cameroon       Italy        Mexico        Spain         d'Outre-Mer and Other
Canada         Ivory Coast  Namibia       Sweden        Mayotte
Estonia        Japan        Netherlands   Switzerland   New Caledonia
Finland        Latvia       New Zealand   Togo          Saint-Pierre et Miquelon

     Under these treaties, a shareholder who fulfills specified conditions may generally apply to the French tax authorities for the following:

     .   lower rate of withholding tax, generally 15%; and

     . refund of the avoir fiscal, after deduction of withholding tax payable on the avoir fiscal.

     Except for the United States, none of the countries or territories listed above has a treaty granting benefits to holders of Havas ADSs, as opposed to shares. Accordingly, this discussion of treaty benefits does not apply to Havas ADS holders. If these arrangements apply to a shareholder, Havas will withhold tax from the dividend at the lower rate, provided that the shareholder has established, before the date of payment of the dividend, that the shareholder is entitled to the lower rate and has complied with the filing formalities. Otherwise, Havas must withhold tax at the full rate of 25%, and the shareholder may subsequently claim the excess tax paid.

     German corporate shareholders and German investment funds, in receipt of French-source dividends, are no longer entitled to the avoir fiscal, retroactively, as of January 1, 2001, if they own less than 10% of the share capital of the French corporation distributing dividends. German and French authorities are still discussing whether to suppress avoir fiscal for individual shareholders.

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

     A shareholder that is not a French resident for French tax purposes may generally obtain a refund of the amount of any precompte Havas actually pays in cash, net of applicable withholding tax, if the shareholder is entitled to the benefits of a tax treaty and the treaty does not provide for the transfer of the avoir fiscal.

Estate and gift tax

     France imposes estate and gift tax where an individual or entity acquires real and personal property from a non-resident of France by way of inheritance or gift. France has entered into estate and gift tax treaties with a number of countries. Under these treaties, residents of those countries may be exempted from this tax or obtain a tax credit, assuming specified conditions are met. Holders of Havas shares should consult their own tax advisors about whether French estate and gift tax will apply and whether they may claim an exemption or tax credit.

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

Taxation of U.S. investors

     On August 31, 1994, the United States and France signed a tax treaty, which entered into force on December 30, 1995. The following is a general summary of the principal tax effects on holders of Havas shares or Havas ADSs for purposes of U.S. federal income tax and French tax, if all of the following five points apply:

     . the holder owns, directly or indirectly, less than 10% of Havas's share capital;

     .   the holder is any one of (a), (b) or (c) below:

          (a) a citizen or resident of the United States for U.S. federal income tax purposes, or

         (b) a U.S. domestic corporation, or

         (c) otherwise subject to U.S. federal income taxation on a net income basis in respect of its Havas shares or Havas ADSs;

     . the holder is entitled to the benefits of the U.S.-France tax treaty under the "limitations on benefits" article of that treaty;

     .   the holder holds Havas shares or Havas ADSs as capital assets; and

     .   the holder's functional currency is the U.S. dollar.

     For purposes of the U.S.-France tax treaty and U.S. federal income tax, holders of Havas ADSs will be treated as holders of the shares which their Havas ADSs represent.

     Special rules may apply to United States expatriates, insurance companies, pass-through entities and investors in such entities, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers and persons holding their Havas shares or Havas ADSs as part of a conversion transaction, among others. Those special rules are not discussed in this registration statement.

     Holders of Havas shares or Havas ADSs should consult their own tax advisers as to the particular tax consequences to them of owning Havas shares or Havas ADSs, including their eligibility for the benefits of the U.S.-France tax treaty, the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

Taxation of dividends

     Withholding tax and avoir fiscal. Dividends paid to non-residents by French companies are subject to a 25% French withholding tax. Under the U.S.-France tax treaty, this withholding tax is reduced to 15% if a holder's ownership of Havas shares or Havas ADSs is not effectively connected with a permanent establishment or a fixed base that the holder has in France.

     Specific provisions apply if the holder is considered an "eligible" U.S. holder of Havas shares or Havas ADSs. A holder is "eligible" if its ownership of Havas shares or Havas ADSs is not effectively connected with a permanent establishment or a fixed base that the holder has in France and any one of the following four points applies:

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

     If a holder is an "eligible" U.S. holder, dividends distributed by Havas will be subject to a withholding tax at the reduced rate of 15%, provided that the holder has previously established that it is a resident of the United States under the U.S.-France tax treaty in accordance with the following procedures:

     . The holder must complete French Treasury Form RF1 A EU-No. 5052 and send it to the paying establishment before the date of payment of the dividend. If the holder is not an individual, the holder must also send the paying establishment an affidavit attesting that the holder is the beneficial owner of all the rights attached to the full ownership of Havas shares or Havas ADSs, including, among other things, the dividend rights.

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

         (b) the holder's ownership of Havas shares or Havas ADSs is not effectively connected with a permanent establishment or a fixed base in France;

         (c) the holder owns all the rights attached to the full ownership of Havas shares or Havas ADSs, including, among other things, the dividend rights;

         (d) the holder fulfills all the requirements under the U.S.-France tax treaty to be entitled to the reduced rate of withholding tax and to be entitled to the transfer of the avoir fiscal; and

         (e) the holder claims the reduced rate of withholding tax and payment of the avoir fiscal.

     If a holder is not an "eligible" U.S. holder, or if the holder has not completed Form RF1 A EU-No. 5052 or the five-point certificate before the dividend payment date, Havas will deduct French withholding tax at the rate of 25%. In that case, a holder may claim a refund of the excess withholding tax.

     If a holder is an "eligible" U.S. holder, the holder may also claim the avoir fiscal by completing Form RF1 A EU-No. 5052 and sending it to the paying establishment before December 31 of the year following the year during which the dividend is paid. The holder will be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax on the avoir fiscal. As noted below, the holder will not receive this payment until after the close of the calendar year in which the dividend was paid. To receive the payment, the holder must submit a claim to the French tax authorities and attest that they are subject to U.S. federal income taxes on the payment of the avoir fiscal and the related dividend. For partnerships or trusts, the partners, beneficiaries or grantors must make the attestation.

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

     The avoir fiscal or partial avoir fiscal and any French withholding tax refund are generally expected to be paid within 12 months after the holder of Havas shares or Havas ADSs files Form RF1 A EU-No. 5052. However, they will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

     For U.S. federal income tax purposes, the gross amount of a dividend and any avoir fiscal, including any French withholding tax, will be included in each holder's gross income as dividend income when payment is received by them (or the custodian, if the holder owns Havas ADSs), to the extent they are paid or deemed paid out of Havas's current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. Dividends paid by Havas will not give rise to any dividends received deduction. They will generally constitute foreign source "passive" income for foreign tax credit purposes. For some recipients, they will constitute foreign source "financial services" income for foreign tax credit purposes.

     Also for U.S. federal income tax purposes, the amount of any dividend paid in euros, including any French withholding taxes, will be equal to the U.S. dollar value of the euros on the date the dividend is included in income, regardless of whether the payment is in fact converted into U.S. dollars. A holder will generally be required to recognize U.S. source ordinary income or loss when the holder sells or disposes of the euros. A holder may also be required to recognize foreign currency gain or loss if that holder receives a refund under the U.S.-France tax treaty of tax withheld in excess of the treaty rate. This foreign currency gain or loss will generally be U.S. source ordinary income or loss.

     To the extent that any dividends paid exceed Havas's current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

     . First, as a tax-free return of capital, which will cause a reduction in the adjusted basis of a holder's Havas shares or Havas ADSs. This adjustment will increase the amount of gain, or decrease the amount of loss, which a holder will recognize if such holder later disposes of those Havas shares or Havas ADSs.

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

     If a holder is not entitled to the full avoir fiscal, the holder may generally obtain a refund from the French tax authorities of any precompte paid by Havas with respect to dividends distributed to them. Under the U.S.-France tax treaty, the amount of the precompte refunded to U.S. residents is reduced by the 15% withholding tax applicable to dividends and by the partial avoir fiscal, if any. A holder is entitled to a refund of any precompte which Havas actually pays in cash, but not to any precompte which Havas pays by off-setting French and/or foreign tax credits. To apply for a refund of the precompte, a holder should file French Treasury Form RF1 B EU-No. 5053 before December 31 of the year following the year in which the dividend was paid. The form and its instructions are available from the Internal Revenue Service in the

United States or from the French Centre des Impots des Non-Residents whose address is 9, rue d'Uzes, 75094 Paris Cedex 2, France.

     For U.S. federal income tax purposes, the amount of the precompte will be included in a holder's gross income as dividend income in the year the holder receives it. It will generally constitute foreign source "passive" income for foreign tax credit purposes. For some recipients, it will constitute foreign source "financial services" income for foreign tax credit purposes. The amount of any precompte paid in euros, including any French withholding taxes, will be equal to the U.S. dollar value of the euros on the date the precompte is included in income, regardless of whether the payment is in fact converted into U.S. dollars. A holder will generally be required to recognize a U.S. source ordinary income or loss when the holder sells or disposes of the euro or French francs.

Taxation of capital gains

     If a holder is a resident of the United States for purposes of the U.S.-France tax treaty, the holder will not be subject to French tax on any capital gain if the holder sells or exchanges its Havas shares or Havas ADSs, unless the holder has a permanent establishment or fixed base in France and the Havas shares or Havas ADSs the holder sold or exchanged were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

     In general, for U.S. federal income tax purposes, a holder will recognize capital gain or loss if the holder sells or exchanges its shares or Havas ADSs in the same manner as the holder would if it were to sell or exchange any other shares held as capital assets. Any gain or loss will generally be U.S. source gain or loss. If a holder is an individual, any capital gain will generally be subject to U.S. federal income tax at preferential rates if the holder meets the minimum holding periods.

     We believe that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current taxable year or for future taxable years. However, an actual determination of PFIC status is fundamentally factual in nature and cannot be made until the close of the applicable taxable year. We will be a PFIC for any taxable year in which either:

     .   75% or more of our gross income is passive income; or

     . our assets which produce passive income or which are held for the production of passive income amount to at least 50% of the value of our total assets on average.

     If we were to become a PFIC, the tax applicable to distributions on Havas shares or Havas ADSs and any gains a holder realizes when the holder disposes of Havas shares or Havas ADSs may be less favorable to the holder. Each holder should consult its own tax advisors regarding the PFIC rules and their effect on the holder if they purchase Havas shares or Havas ADSs.

French estate and gift taxes

     Under "The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978," if a holder transfers their Havas shares or Havas ADSs by gift, or if they are transferred by reason of the holder's death, that transfer will only be subject to French gift or inheritance tax if one of the following applies:

     . the holder is domiciled in France at the time of making the gift, or at the time of the holder's death; or

     . the holder used the Havas shares or Havas ADSs in conducting a business through a permanent establishment or fixed base in France, or the holder held the Havas shares or Havas ADSs for that use.

French wealth tax

     The French wealth tax does not generally apply to Havas shares or Havas ADSs if the holder is a "resident" of the United States for purposes of the U.S.-France tax treaty.

United States information reporting and backup withholding

     A holder may be required to report dividend payments and proceeds from the sale or disposal of such holder's Havas shares or Havas ADSs to the Internal Revenue Service. U.S. federal backup withholding generally is a withholding tax imposed at the rate of 30% on some payments to persons that fail to furnish required information. This tax rate will decrease to 29% in 2004 and 28% in 2006. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign statutes and makes any other required certification, or who is otherwise exempt from backup withholding. Any U.S. persons required to establish their exempt statutes generally must file Internal Revenue Service Form W-9, entitled Request for Taxpayer Identification Number and Certification. Finalized Treasury regulations, which are applicable to payments made after December 31, 2000, have generally expanded the circumstances under which information reporting and backup withholding may apply.

     Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

10.F Dividends and paying agents

     Not applicable

10.G Statement by experts

     Not applicable

10.H Documents on display

     We are subject to the reporting requirements of the Exchange Act and accordingly are required to file reports and other information with the SEC relating to our business, financial condition and other matters. It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. You may also view our annual reports and other documents filed with the SEC on the internet at http://www.sec.gov. In addition, you may obtain a copy of any foreign language document for which we have filed an English translation as an exhibit to this annual report on Form 20-F by sending a written request to our corporate headquarters at 84, rue de Villiers, 92683, Levallois-Perret Cedex, France, attention: corporate communications.

10.I Subsidiary information

     Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Impact of changes in foreign currency exchange rates and interest rates

     Foreign currency exchange rates. As of December 31, 2001, we had operations in over 65 countries through agencies in over 45 countries throughout Europe, North America, Latin America and the Asia-Pacific region, as well as contractual affiliations with agencies in over 20 additional countries. The geographic diversity of our operations is reflected in the diversity of the currencies that make up our results of operations. In 2001, 76.9% of our revenues were realized in currencies other than the euro, including 46.1% realized in U.S. dollars and 19.3% realized in British pounds. In 2000, on a pro forma basis assuming that the merger with Snyder Communications had been completed on January 1, 2000, 76.3% of our revenues were realized in currencies other than the euro, including 45.5% realized in U.S. dollars and 21.0% realized in British Pounds.

     The majority of our subsidiaries carry out businesses that are essentially local, with almost all of their revenues received in local currency and almost all of their expenses incurred in local currency. For those subsidiaries that are involved in more international businesses, non-local currency expenses are generally billed to the clients for whom those expenses are incurred on a basis which protects the subsidiary from currency exchange rate fluctuations between the time that it incurs the expenses and the time that it receives payment from the client. In addition, most of our acquisitions for cash in the United States and the United Kingdom have been funded through local borrowings, resulting in financial expenses and repayment obligations in the same local currency. For these reasons, our exposure to losses resulting from mismatches between the currencies in which we receive revenues and the currencies in which we incur expenses tends to be limited. However, we cannot assure you that we will be able to avoid mismatches between the currencies in which we receive revenues and the currencies in which we incur expenses in the future or that any mismatches will not materially affect our results of operations.

     Because our foreign currency mismatches tend to be limited, we generally do not hedge our exposure to foreign currencies. As at December 31, 2001 and December 31, 2000, we had not entered into any foreign currency hedges, with the exception of the following:

     . We are a party to a currency and interest rate swap arrangement, which we refer to as "CIRCUS," that we entered into in June 1999 in connection with a $30.0 million collateral deposit we made to secure a borrowing made by one of our U.S. subsidiaries in the same amount from Banque Nationale de Paris, New York Branch. The CIRCUS has the effect of transforming our U.S. dollar deposit of $30.0 million, which earns interest at a rate of LIBOR less a margin, into a euro deposit of
          (Euro)23.9 million that bears interest at EURIBOR less a margin. Both the deposit and the CIRCUS mature simultaneously in six equal annual installments from June 4, 2001 to June 5, 2006. As at December 31, 2001, the fair value of the CIRCUS amounted to (Euro)4.5 million, compared with (Euro)3.4 million as at December 31, 2000.

     . We are a party to a forward sale contract of Canadian $10.7 million against British Pounds that we entered into in 2000 in connection with a Canadian $10.7 million intercompany loan made by one of our U.K. subsidiaries to a newly acquired Canadian subsidiary. This forward sale contract matured in 2001, but we extended the maturity to 2002. As at December 31, 2001, the fair value of this forward sale contract was (Euro) 0.024 million, compared with (Euro)(0.141) million as at December 31, 2000.

     . We were a party to a forward sale contract of (Pounds)1.1 million that we entered into in 2000 in connection with a (Pounds)1.1 million intercompany loan that we made to two of our U.K. subsidiaries. This forward sale contract had a fair value of (Euro) 0.012 million as at December 2000 and matured in 2001.

     For a discussion of the terms of the $30.0 million currency and interest rate swap arrangement and for a discussion of the valuation of this arrangement and our other financial instruments as at December 31, 2001, see Notes 2.15, 8 and 17 to our 2001 consolidated financial statements included elsewhere in this annual report.

     Because of the geographic diversity of our operations, our subsidiaries record their revenues, expenses, assets and liabilities in a number of different currencies. When we prepare our consolidated financial statements, the value of these different revenues, expenses, assets and liabilities is translated into euro. Fluctuations in the value of the euro will have an impact on the value of the amounts at which these revenues, expenses, assets and liabilities are recorded in our financial statements. For this reason, changes in foreign currency exchange rates can have a significant impact on our results of operations and financial position as reported in euro. This is particularly true with respect to changes in U.S. dollar/euro exchange rate and the British Pounds/euro exchange rate.

     Interest rates. In the course of our operations, we are exposed to interest rate changes, primarily as a result of our credit facilities used to finance our investment activity and to maintain financial liquidity. We borrow at both fixed and variable rates.

     As at December 31, 2001, we had (Euro)100.8 million of outstanding long-term borrowings, including current maturities, comprised principally of:

     . (Euro)78.1 million in U.S. dollar denominated bank loans, at variable rates ranging from 6.9% to 7.2%, due 2002 to 2006;

     . (Euro)19.0 million in a British Pounds denominated convertible bond at a fixed rate of 7.605%, due 2007; and

     . (Euro)3.7 million in other borrowings, including (Euro)1.5 million at fixed rates and (Euro)2.2 million at variable rates.

     We generally do not hedge our interest rate exposure, with the exception of the following:

     . the currency and interest rate swap arrangement, which we refer to as "CIRCUS," described above;

     . an interest rate swap of (Euro)30.0 million entered into by Media Planning Group in connection with a (Euro)42 million credit facility, under which we had (Euro)0 outstanding as at December 31, 2001; the swap matures in 2004 and is assessed at (Euro)0.008 million as at December 31, 2001, compared with (Euro)0.12 million as at December 31, 2000; and

     . interest rate caps entered into by Media Planning Group in a total amount of (Euro)6.758 million in connection with a lease agreement;
          (Euro)0.493 million of these caps mature in 2005 and the remaining
          (Euro)6.265 million matures in 2008; as at December 31, 2001, the fair value of these caps amounted to (Euro)0.151 million, compared with
          (Euro)0.105 million as at December 31, 2000.

          Based on approximately (Euro)80.3 million of outstanding long-term borrowings at variable rates as at December 31, 2001, the impact on pre-tax earnings resulting from a one-percentage point increase or decrease in interest rates would be approximately (Euro)0.8 million, holding other variables constant.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

   None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

   None

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

                                    PART III

ITEM 17.   FINANCIAL STATEMENTS

   Not applicable

ITEM 18.   FINANCIAL STATEMENTS

   The following financial statements are filed as part of this Annual Report on Form 20-F:

Havas and Subsidiaries

Report of Independent Public Accountants ...................................................       F-2
Consolidated Statements of Income ..........................................................       F-3
Consolidated Balance Sheets ................................................................       F-4
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income ........       F-5
Consolidated Statements of Cash Flows ......................................................       F-6
Notes to Consolidated Financial Statements .................................................       F-7


ITEM 19. EXHIBITS

   Exhibit No.                                              Description
   ----------       ---------------------------------------------------------------------------------------------
       1.1*         Statuts (bylaws) of Havas (English translation).

       2.1          Form of Deposit Agreement among Havas, Morgan Guaranty Trust Company of New York and all
                    holders from time to time of Havas ADSs (incorporated by reference to Exhibit 4.1 to Havas's registration statement on Form F-4 (Reg. No. 333-43362)).

       2.2          Note d'Operation (Prospectus) dated February 3, 1999 for the issuance of convertible bonds by
                    Havas (English translation) (incorporated by reference to Exhibit 4.2 to Havas's registration statement on Form F-4 (Reg. No. 333-43362)).

       2.3          Note d'Operation (Prospectus) dated December 12, 2000 for the issuance of convertible bonds by Havas (English translation) (incorporated by reference to Exhibit 4.3 to Havas's registration statement on Form F-4 (Reg. No. 333-59880).

       4.1          Fourth Amendment to Lease dated January 1, 2000 between EWDB North America Inc. and The
                    Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York (incorporated by reference to Exhibit 4.1 to Havas's annual report on Form 20-F for the year ended December
                    31, 2000).

       4.2          Protocol Agreement and Commercial Lease dated as of April 2, 2001 between Havas Advertising and Suresnes Immobilier (English summary) (incorporated by reference to Exhibit 4.2 to Havas's annual report on Form 20-F for the year ended December 31, 2000).

       4.3          Agreement and Plan of Merger dated February 5, 2001 among Havas, HAS Acquisition II
                    Corporation and Snyder Communications (incorporated by reference to Exhibit 2.1 to Havas's registration statement on Form F-4 (Reg. No. 333-59880)).

       4.4          Amendment No. 1 to Agreement and Plan of Merger dated May 14, 2001 among Havas Advertising,
                    HAS Acquisition II Corporation and Snyder Communications (incorporated by reference to
                    Exhibit 2.1A to Havas's registration statement on Form F-4 (Reg. No. 333-59880)).

   Exhibit No.                                              Description
   ----------       ---------------------------------------------------------------------------------------------
       4.5          Amended and Restated Agreement and Plan of Merger dated as of August 3, 2000 among Havas
                    Advertising, HAS Acquisition Corporation and Snyder Communications (incorporated by reference to Exhibit 2.1 to Havas's registration statement on Form F-4 (Reg. No. 333-43362)).

       4.6          Second Supplemental and Amendment Agreement to the Merger Agreement dated October 5, 1999 among Advertising Antwerpen B.V., Cantabro Catalana de Inversiones, S.A., Compania de Cartera
                    e Inversiones, S.A., Deya, S.A., Havas S.A., Havas International S.A., Martinez-Rovira Family
                    and Media Planning Group S.A. (incorporated by reference to Exhibit 2.4 to Havas's registration statement on Form F-4 (Reg. No. 333-43362)).

       4.7          Agreement to Contribute dated as of January 20, 2001 between Havas and Advertising Antwerpen
                    B.V., Banco Santander Central Hispano, S.A., Compania de Cartera e Inversiones S.A., Deya
                    S.A., Mr. Jose Martinez-Rovira Vidal, Mrs. Maria Luisa Munoz Alvarez, Mrs. Cristina
                    Martinez-Rovira Munoz, Mrs. Sandra Martinez-Rovira Munoz and Havas S.A. (incorporated by reference to Exhibit 2.7 to Havas's registration statement on Form F-4 (Reg. No. 333-59880)).

       4.8          Trademark License Agreement dated December 7, 1999 between Havas S.A. and Havas Advertising
                    (English translation) (incorporated by reference to Exhibit 10.6 to Havas's registration statement on Form F-4 (Reg. No. 333-43362)).

       4.9          Guaranty dated as of February 20, 2000 by EDWB North America, Inc. in favor of Snyder
                    Communications (incorporated by reference to Exhibit 10.9 to Havas's registration statement on Form F-4 (Reg. No. 333-43362)).

       4.10         U.S. $400,000,000 Multi-currency Term Loan Facility dated as of May 18, 2000 among Havas
                    Advertising, Havas Advertising International SA, HAS Acquisition Corp. and EWDB North America
                    Inc., as borrowers, the guarantors listed in Schedule 2 to the Loan Facility, as guarantors, the lenders listed in Schedule 1 to the Loan Facility, J.P. Morgan Securities Ltd. and
                    Societe Generale, as arrangers, and Morgan Guaranty Trust Company of New York, as agent
                    (incorporated by reference to Exhibit 10.10 to Havas's registration statement on Form F-4
                    (Reg. No. 333-43362)).

       4.11         Loan Amendment Agreement dated as of June 15, 2000 among Havas, as borrower's agent, Morgan
                    Guaranty Trust Company of New York and Societe Generale, as lenders, J.P. Morgan Securities
                    Ltd. and Societe Generale, as arrangers, and Morgan Guaranty Trust Company of New York, as agent (incorporated by reference to Exhibit 10.11 to Havas's registration statement on Form
                    F-4 (Reg. No. 333-43362)).

       4.12         Guarantee and Indemnity dated as of June 15, 2000 among Havas, Havas Advertising
                    International SA, HAS Acquisition Corp., EWDB North America Inc. and Evelink plc, as
                    guarantors, and Morgan Guaranty Trust Company of New York, as agent (incorporated by reference to Exhibit 10.12 to Havas's registration statement on Form F-4 (Reg. No.
                    333-43362)).

       4.13         Trademark License Agreement dated October 2, 2000 by and between Havas S.A. and Havas
                    Advertising (English translation) (incorporated by reference to Exhibit 2.1 to Havas's registration statement on Form F-4 (Reg. No. 333-59880)).

       4.14         Registration Rights Agreement dated as of May 14, 2001 among Acacia ISP, S.L., Banco
                    Santander Central Hispano, S.A., Compania de Cartera e Inversiones S.A., Deya S.A.,
                    Jose Martinez-Rovira Vidal, Maria Luisa Munoz Alvarez, Cristina Martinez-Rovira Munoz
                    and Sandra Martinez-Rovira Munoz (incorporated by reference to Exhibit 4.14 to Havas's annual report on Form 20-F for the year ended December 31, 2000 (SEC File No. 01-16081)).

   Exhibit No.                                              Description
   ----------       ---------------------------------------------------------------------------------------------
       4.15*        Trademark Sales Agreement dated December 5, 2001 between Havas and Vivendi Universal
                    Publishing (English translation).

       4.16*        Agreement dated October 11, 1991 between Media Planning, S.A. and Gestora de Viviendas (English translation).

       4.17*        Services Agreement dated April 16, 2002 between Intermedia Management Services, A.G.  and
                    Fernando Rodes Vila.

       4.18*        Supplemental Agreement No. 1 to the Memorandum of Understanding of April 2, 2001 dated May 3, 2002 between
                    Suresnes Immobilier and Havas (English translation).

       4.19*        Final Prospectus dated May 15, 2002 for the issuance of convertible and/or exchangeable bonds by Havas (English translation).

       8.1*         List of subsidiaries.

      10.1*         Assurances letter dated May 24, 2002 from Havas regarding the audit of Barbier Frinault &
                    Associes.

_______________________
*    Filed herewith.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                      Havas




                                      By:  /s/ Jacques Herail
                                           ------------------------------
                                           Name:   Jacques Herail
                                           Title:  Executive Vice President and
                                                   Chief Financial Officer


Dated: June 7, 2002

                          INDEX TO FINANCIAL STATEMENTS

 Havas and Subsidiaries

Report of Independent Public Accountants .................................   F-2
Consolidated Statements of Income ........................................   F-3
Consolidated Balance Sheets ..............................................   F-4
Consolidated Statements of Changes in Shareholders' Equity
 and Comprehensive Income ................................................   F-5
Consolidated Statements of Cash Flows ....................................   F-6
Notes to Consolidated Financial Statements ...............................   F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Havas

      We have audited the accompanying consolidated balance sheets of Havas (a French corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2001, 2000 and 1999, expressed in euro. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Havas and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

      Also, in our opinion, the translated amounts in the accompanying consolidated financial statements translated into U.S. dollars have been computed on the basis set forth in Note 2 to the accompanying consolidated financial statements.

                                            BARBIER FRINAULT & ASSOCIES
                                            Andersen

                                            By:  /s/ CHRISTIAN CHIARASINI
                                            ---------------------------------
                                            Name: Christian Chiarasini

Neuilly-sur-Seine, France
May 24, 2002

                             HAVAS AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                       Year ended December 31,
                                                                                 (In 000's except per share amounts)
                                                                        -------------------------------------------------------
                                                                  Note      2001           2001         2000         1999
                                                                  ----  --------------  ------------  ----------  -------------
                                                                        US Dollars (1)     Euro          Euro         Euro
Net revenues .....................................................          1,931,625     2,170,121    1,643,640    1,124,380
Operating expenses
     Compensation and related costs ..............................         (1,117,386)   (1,255,349)    (941,689)    (659,387)
     Stock based compensation .................................... 10         (16,607)      (18,658)      (4,760)      (4,625)
     General and administrative non payroll costs ................           (665,105)     (747,225)    (516,863)    (349,354)
     Compensation to former shareholders of acquired businesses ..  9         (17,636)      (19,814)     (16,363)     (17,442)
     Amortization of goodwill and other intangible assets ........  5        (130,911)     (147,075)     (49,360)     (20,558)
     Restructuring and other charges .............................  6        (114,262)     (128,370)
                                                                          ------------  ------------  -----------  ------------
     Total operating expenses ....................................         (2,061,907)   (2,316,491)  (1,529,035)  (1,051,366)
                                                                          ------------  ------------  -----------  ------------
OPERATING INCOME .................................................           (130,282)     (146,370)     114,605       73,014
                                                                          ------------  ------------  -----------  ------------
     Interest expense ............................................            (63,348)      (71,169)     (52,622)     (28,200)
     Interest income .............................................             27,745        31,171       29,482       26,157
     Exchange rate gain/(loss) ...................................               (996)       (1,119)      (2,523)       1,189
     Net gain/(loss) on trading securities .......................              5,036         5,658        4,117        3,544
     Other .......................................................             (2,904)       (3,262)        (650)        (165)
                                                                          ------------  ------------  -----------  ------------
Financial income (expense) - net .................................            (34,467)      (38,721)     (22,196)       2,525
                                                                          ------------  ------------  -----------  ------------
Income from operations before income tax .........................           (164,749)     (185,091)      92,409       75,539
     Provision for income tax .................................... 12             201           226      (62,244)     (39,379)
     Minority interests ..........................................              3,803         4,272       (9,954)     (15,515)
     Equity in earnings (losses) of investees ....................  7           5,059         5,684        9,197        4,580
                                                                          ------------  ------------  -----------  ------------
Net income (loss) ................................................           (155,686)     (174,909)      29,408       25,225
                                                                          ------------  ------------  -----------  ------------
Net income (loss) per share (2)
     Basic ....................................................... 14           (0.55)        (0.62)        0.16         0.18
                                                                          ------------  ------------  -----------  ------------
     Diluted .....................................................              (0.55)        (0.62)        0.15         0.16
                                                                          ============  ============  ===========  ============

(1) Translation of amounts from euro ("euro") into US Dollars ("$") has been made solely for the convenience of the reader at the noon buying rate of
    (euro)1 = $ 0.8901 on December 31, 2001

(2) On May 23, 2000, the shareholders of the Company approved a 20 for 1 stock split. As a result, each Havas share, nominal value (euro)8 per share, was exchanged for 20 Havas shares, nominal value (euro)0.40 per share, on May 26, 2000. Unless otherwise indicated, share amounts set forth in these consolidated financial statements and notes to consolidated financial statements give effect to this 20 for 1 stock split.

                   The accompanying notes are an integral part of these consolidated financial statements.

                             HAVAS AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                                                                 Year ended December 31,

                                                                                           (In 000's except per share amounts)
                                                                                       --------------------------------------
                                                                              Note          2001           2001         2000
                                                                              ----     --------------  ---------    ---------
                                                                                        US Dollars (1)      Euro         Euro
                                              ASSETS
Current assets:
   Cash and cash equivalents ................................................                312,711      351,321      594,215
   Accounts receivable, net of reserve for doubtful accounts of 54,156
    and 36,602 as of December 31, 2001 and 2000, respectively ...............  20          1,470,810    1,652,410    1,228,832
   Costs billable to clients ................................................                 86,088       96,717       42,472
   Prepaid expenses and advances to suppliers ...............................                 79,871       89,733       72,334
   Other receivables ........................................................                123,768      139,049       99,743
   Deferred tax assets ......................................................  12             68,883       77,388       60,090
   Other current assets .....................................................                282,195      317,038      106,637
                                                                                       -------------    ---------    ---------
                                 Total current assets .......................              2,424,326    2,723,656    2,204,323
                                                                                       =============    =========    =========
Non current assets:
   Property and equipment, net ..............................................  4             246,919      277,406      265,956
   Goodwill and  other intangible assets, net ...............................  5           3,427,892    3,851,131    3,082,937
   Equity investments .......................................................  7                 988        1,110       49,875
   Non current deferred tax assets ..........................................  12            148,924      167,311      109,273
   Other assets .............................................................                 62,863       70,625       81,309
                                                                                       -------------    ---------    ---------
                               Total non current assets .....................              3,887,586    4,367,583    3,589,350
                                                                                       -------------    ---------    ---------
Total assets ................................................................              6,311,912    7,091,239    5,793,673
                                                                                       =============    =========    =========

                               LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
    Short-term borrowings ...................................................   8            132,377      148,721      184,461
    Current maturities of long-term borrowings ..............................   8             22,634       25,429       24,719
    Short-term obligations under capital leases .............................   15             4,681        5,259        4,279
    Accounts payable ........................................................              1,221,668    1,372,506      874,976
    Other payables ..........................................................                798,737      897,357      446,786
    Advances from clients ...................................................                192,061      215,775      232,766
    Related parties payable .................................................   13                 0            0       90,904
    Accrued compensation .................................................... 9, 10           16,502       18,539       17,208
    Deferred tax liabilities ................................................   12            23,101       25,954       15,035
    Deferred income .........................................................                 56,039       62,958       46,698
                                                                                       -------------    ---------    ---------
                               Total current liabilities ....................              2,467,800    2,772,498    1,937,832
                                                                                       -------------    ---------    ---------
Non current liabilities
    Long-term borrowings ....................................................   8             67,067       75,348       98,559
    Convertible bonds .......................................................   8            729,625      819,711      797,407
    Long-term obligations under capital leases ..............................   15            10,212       11,473       11,680
    Accrued compensation .................................................... 9, 10           19,477       21,882       23,696
    Deferred tax liabilities ................................................   12           117,775      132,317      121,459
    Accrued pensions and other benefits costs ...............................   11            20,768       23,332       21,756
    Other liabilities .......................................................                118,038      132,611      108,221
                                                                                       -------------    ---------    ---------
                             Total non current liabilities ..................              1,082,962    1,216,674    1,182,778
                                                                                       -------------    ---------    ---------
Minority interests ..........................................................                 47,542       53,412        6,742
                                                                                       -------------    ---------    ---------
Shareholders' equity
    Common stock :(euro)0.40 par value, 294,018,722 and 260,345,217 shares
     issued and outstanding at December 31, 2001 and 2000, respectively .....                108,350      121,728      106,599
    Additional paid-in capital ..............................................              2,867,236    3,221,251    2,702,591
    Retained earnings .......................................................               (227,298)    (255,362)     (17,741)
    Deferred compensation ...................................................                 (9,392)     (10,552)     (26,602)
    Accumulated other comprehensive income ..................................                 44,575       50,079      (82,019)
    Less-Treasury stock, at cost, 10,301,590 and 6,151,350 shares at
     December 31, 2001 and 2000, respectively ...............................                (69,863)     (78,489)     (16,507)
    Total Shareholders' Equity ..............................................              2,713,608    3,048,655    2,666,321
                                                                                       -------------    ---------    ---------
Total liabilities and Shareholders' Equity ..................................              6,311,912    7,091,239    5,793,673
                                                                                       =============    =========    =========

(1) Translation of amounts from Euro ("(euro)") into US Dollars ("$") has been made solely for the convenience of the reader at the noon buying rate of
      (euro)1 = $ 0.8901 on December 31, 2001

The accompanying notes are an integral part of these consolidated financial statements.

                             HAVAS AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                            AND COMPREHENSIVE INCOME

                 (In thousands of euro except number of shares)



                                                                            Unrealized
                         Number of          Additional                      gain (loss)                 Currency      Total
                           shares            paid-in    Retained  Treasury on marketable    Deferred   translation shareholders'
                          (000's)    Share   capital    earnings   stock     securities   compensation  adjustment    equity
                         ---------- ------- ----------  --------  -------- -------------  ------------ ----------- -------------

Balance at December 31,
 1998..................   136,495    54,820   431,049   (23,777)  (24,154)      --              --        (3,526)     434,412
Change in par
 value(1)..............       --      2,715    (2,715)      --        --        --              --           --           --
Comprehensive income:
 Net income............       --        --        --     25,225       --        --              --           --        25,225
 Currency translation
  adjustment...........       --        --        --        --        --        --              --        21,784       21,784
 Unrealized gains on
  securities...........       --        --        --        --        --        506             --           --           506
 Total comprehensive
  income (loss)........       --        --        --     25,225       --        506             --        21,784       47,515
Dividends (per share
 amount:
 (Euro)0.13)...........       --        --        --    (18,686)      --        --              --           --       (18,686)
Treasury stock
 transactions..........     1,344       --        121       --     10,642       --              --           --        10,763
Exercise of stock
 options and warrants..     3,192     1,277    17,208       --        --        --              --           --        18,485
Share issuance--
 convertible bonds.....     4,859     1,944    43,344       --        --        --              --           --        45,288
Other..................       --        --        --        (67)      --        --              --           --           (67)
                          -------   ------- ---------   -------   -------      ----         -------     --------    ---------
Balance at December 31,
 1999..................   145,890    60,756   489,007   (17,305)  (13,512)      506             --        18,258      537,710
                          =======   ======= =========   =======   =======      ====         =======     ========    =========

Comprehensive income:
 Net income............       --        --        --     29,408       --        --              --           --        29,408
 Currency translation
  adjustment...........       --        --        --        --        --        --              --      (100,277)    (100,277)
 Unrealized gain on
  securities...........       --        --        --        --        --       (506)            --           --          (506)
 Total comprehensive
  income (loss)........       --        --        --     29,408       --       (506)            --      (100,277)     (71,375)
Dividends (per share
 amount:
  (Euro)0.13)..........       --        --        --    (29,844)      --        --              --           --       (29,844)
Treasury stock
 transactions..........      (151)      --        --        --     (2,995)      --              --           --        (2,995)
Stock option plans.....       --        --      3,944       --        --        --              --           --         3,944
Exercise of stock
 options and warrants..     3,527     1,411    18,245       --        --        --              --           --        19,656
Stock option tax
 benefit...............       --        --      7,511       --        --        --              --           --         7,511
Share issuance--
 convertible bonds.....    10,329     4,132    92,420       --        --        --              --           --        96,552
Share issuance--
 Snyder
 acquisition(2)........   100,751    40,300 2,091,464       --        --        --              --           --     2,131,764
Unearned compensation
 on unvested options...       --        --        --        --        --        --          (26,602)         --       (26,602)
                          -------   ------- ---------   -------   -------      ----         -------     --------    ---------
Balance at December 31,
 2000..................   260,346   106,599 2,702,591   (17,741)  (16,507)       (0)        (26,602)     (82,019)   2,666,321
                          =======   ======= =========   =======   =======      ====         =======     ========    =========


Comprehensive income:
 Net loss..............       --        --        --   (174,909)      --        --              --           --      (174,909)
 Currency translation
  adjustment...........       --        --        --        --        --        --              --       132,098      132,098
 Total comprehensive
  income (loss)........       --        --        --   (174,909)      --        --              --       132,098      (42,811)
Dividends (per share
 amount:
  (Euro)0.13)..........       --        --        --    (62,712)      --        --              --           --       (62,712)
Treasury stock
 transactions..........    (4,150)      --        --        --    (61,982)      --              --           --       (61,982)
Stock option plans.....       --        --       (375)      --        --        --              --           --          (375)
Exercise of stock
 options and warrants..     6,692     2,677    58,687       --        --        --              --           --        61,364
Stock option tax
 benefit...............       --        --      2,201       --        --        --              --           --         2,201
Share issuance-
 convertible bonds.....       200        80     1,684       --        --        --              --           --         1,764
Unearned compensation
 on unvested options...       --        --        --        --        --        --           16,050          --        16,050
Share issuance-MPG
 acquisition...........    28,800    11,520   429,253       --        --        --              --           --       440,773
Share issuance-Circle
 acquisition...........     2,131       852    26,149       --        --        --              --           --        27,001
Other issuance.........       --        --      1,061       --        --        --              --           --         1,061
                          -------   ------- ---------   -------   -------      ----         -------     --------    ---------

Balance at December 31,
 2001..................   294,019   121,728 3,221,251  (255,362)  (78,489)      (0)         (10,552)      50,079    3,048,655
                          =======   ======= =========   =======   =======      ====         =======     ========    =========



(1) In connection with the conversion of French franc shares into euro, the 50 francs par value per Havas share was converted and increased up to 8 euro per Havas share, at a conversion rate of 7.62 euro per 50 francs on December 31, 2001. The effect of the increase was deducted from paid-in capital.

(2)  Includes the fair value of SNC options at acquisition date.


The accompanying notes are an integral part of these consolidated financial statements.

                             HAVAS AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         Year ended December 31,
                                                                                 ------------------------------------------
                                                                                    2001       2001       2000       1999
                                                                                 --------   ---------   --------   --------
                                                                                  (In US          (In Euro 000's)
                                                                                  Dollar
                                                                                  000's)(1)
Cash flows from operating activities
  Net income (loss): ........................................................... (155,686)   (174,909)    29,408     25,225
  Adjustments made to reconcile net income (loss) to net cash provided by operating activities:
    Minority interests .........................................................   (3,803)     (4,272)     9,954     15,515
    Amortization and depreciation ..............................................  206,468     231,961    111,271     58,348
    Restructuring ..............................................................   60,377      67,832
    Stock based compensation--Parent company plan ..............................   14,524      16,317      4,069      1,258
    Convertible debt expense accrued until conversion date .....................        1           1        656        673
    (Gain) Loss on disposal of fixed assets ....................................    5,240       5,887     (5,199)    (4,863)
    Earning of investees carried under equity method in excess of dividends
        received ...............................................................    1,881       2,113     (2,048)    (4,580)
    Deferred tax ...............................................................  (39,409)    (44,275)     9,910       (697)
    Change in assets and liabilities:
      Advances from clients ....................................................  (43,728)    (49,127)    13,328    (48,810)
      Accounts receivable ......................................................   30,048      33,758    (48,473)    34,995
      Accounts payable .........................................................   30,070      33,783    (34,883)   (31,620)
      Related parties payable ..................................................  (80,914)    (90,904)    29,479     61,425
      Other ....................................................................  (13,280)    (14,920)    (9,524)    11,353
                                                                                 --------   ---------   --------   --------
        Net Cash Provided by Operating Activities ..............................   11,789      13,245    107,948    118,222
Cash flows from investing activities
  Purchase of tangible and intangible assets ...................................  (77,910)    (87,530)   (84,787)   (44,658)
  Purchase of subsidiaries net of cash acquired ................................  (20,878)    (23,455)  (173,566)  (265,306)
  Proceeds from sale of tangible and intangible assets .........................    7,182       8,069      6,515     13,347
  Proceeds from sale of subsidiaries ...........................................    6,240       7,010      1,758    (64,570)
  Purchase of marketable securities ............................................     (866)       (973)      (961)    (1,537)
  Proceeds of marketable securities ............................................    1,273       1,430      2,514        --
                                                                                 --------   ---------   --------   --------
        Net Cash Used in Investing Activities ..................................  (84,959)   (95,449)   (248,527)  (362,724)
Cash flows from financing activities
  Dividends paid in cash .......................................................  (66,764)    (75,007)   (45,320)   (28,628)
  Acquisition of treasury stock ................................................  (55,170)    (61,982)    (2,995)       --
  Proceeds from issuance of stock and disposal of treasury stock ...............   53,681      60,309     11,925     36,217
  Net borrowings under line-of-credit agreements ...............................  (34,782)    (39,077)  (163,575)    39,399
  Principal payments under capital lease obligations ...........................   (4,393)     (4,935)    (1,962)    (2,334)
  Proceeds from convertible bonds ..............................................        0           0    694,859    225,335
  Proceeds from long-term borrowings ...........................................   18,557      20,848     10,775     57,589
  Repayment of long-term borrowings ............................................  (56,815)    (63,830)   (35,593)   (25,355)
                                                                                 --------   ---------   --------   --------
        Net Cash Used / Provided by Financing Activities ....................... (145,686)   (163,674)   468,114    302,223
Effect of exchange rate changes on cash and cash equivalents ...................    2,656       2,984     (4,263)      (277)
Net increase (decrease) in cash and cash equivalents ........................... (216,200)   (242,894)   323,272     57,444
Cash and cash equivalents at beginning of the year .............................  528,911     594,215    270,943    213,499
Cash and cash equivalents at end of the year ...................................  312,711     351,321    594,215    270,943

(1) Translation of amounts from euro ("(euro)") into US dollars ("$") has been made solely for the convenience of the reader at the noon buying rate of
     (euro)1 = $0.8901 on December 31, 2001.

The accompanying notes are an integral part of these consolidated financial statements.

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands of euro except per share amounts)

1.   NATURE OF OPERATIONS

     Havas, a French corporation listed on the Paris Stock Exchange and on the Nasdaq National Market system, and its subsidiaries (the "Company" or "Havas") operate as a global advertising and communications group with a worldwide network that offers a broad range of communications services and media expertise, including general advertising, media planning and buying, corporate communications, direct marketing, sales promotion, design, human resources, multimedia interactive communication and public relations.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America.

     All figures are presented in thousands of euro, unless otherwise indicated. Translation of amounts in euro ("(euro)") into US dollar ("$") has been made solely for the convenience of the reader at the noon buying rate of (euro)1 = $0.8901 on December 31, 2001.

     The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     A summary of the Company's significant accounting policies is provided below.

2.1. Principles of Consolidation

     Companies over which the Company has direct or indirect control of more than 50% of the outstanding voting shares have been consolidated.

     Companies over which the Company is able to exercise a significant influence have been accounted for using the equity method.

     All significant intercompany balances and transactions have been eliminated.

2.2. Foreign Currency Translation

     The balance sheets of foreign subsidiaries are converted into euro at year-end exchange rates and their income and cash-flows statements are converted at average rates for the year. Differences arising on translation are recorded as a separate component of shareholders' equity.

2.3. Revenue Recognition

     Substantially all revenue is derived from fees for services. The Company also earns commissions from the placement of advertisements in various media. Revenue is realized when the service is performed, in accordance with the terms of the contractual arrangement, and upon completion of the earnings process. The earnings process is generally complete when services are rendered, upon presentation date for media, when costs are incurred for production and when collection is reasonably assured. Some contractual arrangements with clients include performance incentive provisions which allow the Company to earn additional revenues as a result of its performance relative to both qualitative and quantitative provisions. The Company recognizes the incentive portion of revenue under these arrangements when specific quantitative goals are achieved or when performance against qualitative goals is determined by the clients.

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (In thousands of euro except per share amounts)

2.4. Allowance for doubtful accounts

     The Company maintains allowances for doubtful accounts for estimated losses which result from the inability of its customers to make required payments. The Company bases its allowances on the likelihood of recoverability of accounts receivable based upon past experience and reviews of aging and analysis of specific accounts. If economic or specific industry trends worsen beyond its estimates, the Company will increase its allowances for doubtful accounts by recording additional expense.

2.5. Cash and cash equivalents

     Cash and cash equivalents consist of cash and highly liquid investments with an original maturity of three months or less.

2.6. Costs billable to clients

     Costs billable to clients generally correspond to production costs of advertisements and generally include only the cost of external purchases.

2.7. Property and Equipment

     Property and equipment are carried at historical cost. Depreciation is calculated either on a straight-line basis or using the declining-balance method over the estimated useful life of the related asset. Assets acquired under capital lease agreements are capitalized and amortized on a straight line basis.

     The Company estimates the useful lives of its property and equipment in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives are estimated at the time the assets are acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological or other changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in value of the assets. The Company reviews these types of assets for impairment when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairments, the Company uses cash flows which take into account management's estimates of future operations.

2.8. Goodwill and Other Intangible Assets

     Goodwill corresponds to the excess of the acquisition cost of subsidiaries over the fair value of the related assets acquired and liabilities assumed. Goodwill is amortized, using the straight-line method, over periods from 7 to 40 years.

     Other intangibles consist mainly of trademarks and customer lists and customer relationships, which are amortized over their estimated useful lives using the straight-line method.

     Goodwill and other intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable; such carrying amounts are compared with the estimated undiscounted agencies' projected future cash flows over the related assets' economic lives. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (In thousands of euro except per share amounts)

2.9. Pension, Retirement and Post Employment Obligations

     In accordance with the laws and practices of each country, the Company participates in various employee benefit plans offering pensions, retirement, termination and death and disability benefits.

     Pension plans include flat benefits, final pay plans and multi-employer plans. For defined contribution plans and multi-employer plans, pension expenses correspond to the contributions payable. For defined benefit pension plans, pension costs are determined using the projected unit credit method.

     Individual employment contracts, collective bargaining agreements and statutes in certain countries where the Company operates generally provide for severance indemnities in the event of involuntary employee terminations.

     Indemnities may range from generally several months to, for certain key employees, several years of the related employee's annual salary. Those severance indemnities that are provided for by collective bargaining agreement or statutes generally accumulate and when they are probable and can be reasonably estimated they are accrued ratably over the service period. Those severance indemnities that are allowed through individual contracts generally do not vest, or accumulate and are therefore accrued when the decision to sever the individual is made. Key employees are also generally subject to non-compete agreements.

2.10. Income Taxes

      In accordance with the Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", the Company records deferred tax assets and liabilities using enacted tax rates that account for the effect of temporary differences between the book and tax basis of assets and liabilities. If enacted tax rates change, the Company would adjust its deferred tax assets and liabilities through the provision for income taxes in the period of the change to reflect the enacted tax rate expected to be in effect when the deferred tax items are reversed. The Company records a valuation allowance on deferred tax assets which is determined by taking into account the level of expected future taxable income and available tax planning strategies. If future taxable income is lower than expected or if expected tax planning strategies are not available as anticipated, the Company may record additional valuation allowances through an income tax expense in the period such determination is made. At December 31, 2001, the Company had long-term deferred tax assets of 167,311.


2.11. Foreign Currency Transactions

      Foreign currency transactions are converted at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are converted at the respective exchange rates prevailing at the balance sheet date.

2.12. Stock Options

      The Company accounts for its stock-based compensation plans using the provision of Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees". Pro forma disclosure of net income (loss) and earnings per share is presented in Note 10 as if the fair value based accounting method in the SFAS No. 123, "Accounting for Stock-Based Compensation" had been used.

2.13. Warrants

      Warrants to acquire or subscribe for Havas shares issued for no consideration to all existing shareholders are not recognized in the accompanying financial statements. Their effect on diluted earnings per share is described in Note 14.

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands of euro except per share amounts)

2.14. Concentration of Credit Risk

      The Company provides advertising and communications services to a wide range of clients who operate in many different industry sectors around the world. The Company grants credit to all qualified clients, but does not believe it is exposed to any undue concentration of credit risk related to either a specific country or customer.

2.15. Derivative Financial Instruments

      The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", on January 1, 2001. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative financial instrument (including certain derivative financial instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value.

      Derivatives that are not hedges must be adjusted to fair value through the consolidated statement of income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of a derivative used as a hedge is required to be immediately recognized in the statement of income.

      For derivative financial instruments to qualify for hedge accounting the following criteria must be met : (1) the hedging instrument must be designated as a hedge ; (2) the hedged exposure must be specifically identifiable and expose the Company to risk ; and (3) it must be highly probable that a change in fair value of the derivative financial instrument and an opposite change in the fair value of the hedged exposure will have a high degree of correlation.

      Currently, the Company does not have any derivative financial instruments outstanding that are designated as hedges. Therefore, the Company's derivative financial instruments are recorded on the balance sheet as either assets or liabilities and are revalued to the current market rate, with any resulting gains or losses recorded in the statement of income in the current period.

2.16. Recently Issued Accounting Pronouncement

      In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", which supersedes APB Opinion No. 16. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. In addition, SFAS No. 141 establishes criteria for the recognition of intangible assets separately from goodwill. The adoption of SFAS No. 141 will not have a material effect on the Company's results of operations, financial position or cash flows.

     Also in June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" which supersedes APB Opinion No. 17. Under SFAS No.142, goodwill and indefinite-lived intangible assets will no longer be amortized, but rather will be tested for impairment upon adoption and at least annually thereafter. In addition, the amortization period of intangible assets with finite lives will no longer be limited to 40 years. SFAS No. 142 is effective for the Company on January 1, 2002. In connection with the adoption of this standard, the Company's unamortized goodwill balance and excess basis related to equity method investments will no longer be amortized, but will continue to be tested for impairment. The goodwill balance as of December 31, 2001 was 3,730,842, and the related amortization in 2001 was 105,895. For 2001, the amortization of goodwill had an approximate impact of (euro) 0.38 per share. The adoption of SFAS No. 142 will have a significant impact on the future operating results of the Company due to the cessation of goodwill amortization. In accordance with SFAS No. 142, goodwill will be tested for impairment by comparing the fair value of the reporting units of the Company to their carrying values. Due primarily to the substantial deterioration in market conditions in the advertising and communications services industry in 2001, we expect to record a material charge in connection with the adoption of this standard. The Company is in the process of assessing the magnitude of this charge, although its current preliminary estimate is that it will be in the range of 1,100,000 to be recorded as a "Cumulative effect of a change in accounting principle, net of tax". Due to the preliminary nature of this estimate, however, the final figure may be significantly higher or lower. The cumulative effect account will appear as the last item in the income statement before arriving at net income, and earnings per share will also be shown on this account.

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands of euro except per share amounts)

      In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed." SFAS No. 144 applies to all long-lived assets, including discontinued operations, and consequently amends APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Based on SFAS No. 121, SFAS No. 144 develops one accounting model for long-lived assets that are to be disposed by sale, as well as addresses the principal implementation issues. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 also amends Accounting Research Bulletin ("ARB") No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for the Company as of January 1, 2002. The adoption of SFAS No. 144 will not have a material impact on the Company's results of operations, financial position or cash flows.

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands of euro except per share amounts)

3.   ACQUISITIONS

3.1. Acquisitions in 2001

     On May 22, 2001, the Company, which already owned 45% of the outstanding shares of Media Planning Group, acquired the remaining 55%. The Company issued 28,800,000 shares for a total amount of 442,000 (440,773 net of issuance costs) in connection with this acquisition and paid 51,200 in cash. Therefore, the Company's 45% interest in Media Planning Group was accounted for under the equity method until May 31, 2001 and since June 1, 2001, Media Planning Group has been fully consolidated. The total purchase price, including acquisition costs, amounted to 495,869. The Company has allocated the purchase price to the assets and liabilities as to their respective fair values as of the date of the acquisition. The excess of purchase price over the net assets acquired (471,592) has been allocated to customer base as an intangible asset amortized over 12.5 years in the amount of 150,686, related deferred tax liability in the amount of 52,740 and residual goodwill amortized over 40 years in the amount of 373,646.

The acquisition added 103,944 to the Company's 2001 net revenues.

     On June 26, 2001, the Company acquired all of the outstanding shares of Circle.com tracking stock of Snyder Communications. In connection with this acquisition, 22,739,310 shares of Circle.com common stock were exchanged for 2,130,673 Havas American Depositary Shares, or ADSs, valued at 27,869 (27,001 net of issuance costs). The total purchase price, including acquisition costs, amounted to 28,209, resulting in goodwill of 75,307 which is amortized over seven years.

     Under U.S. GAAP, it was determined that the Company controlled Circle.com, the interactive communications business of Snyder Communications, since the September 26, 2000 acquisition of the SNC shares of Snyder Communications. Consequently, Circle.com has been consolidated since that time. As a result, the additional acquisition had no impact on the reported revenues of the Company.

     Besides the acquisitions described above, during 2001, the Company completed acquisitions of more than 20 small and medium-sized business entities in the U.S. and Europe, most of which specialized in marketing services.

     All the acquisitions in 2001 were accounted for using the purchase accounting method.

     Total consideration for these additional acquisitions was 111,705 in cash, resulting in goodwill of 105,615 amortized over 40 years. These additional acquisitions added 84,326 to the Company's 2001 net revenues.

3.2. Acquisitions in 2000

     On September 26, 2000, the Company acquired all of the outstanding shares of SNC common stock of Snyder Communications, Inc., a U.S. company. All of the 73,487,270 outstanding shares of SNC common stock of Snyder Communications were exchanged for 100,751,047 Havas ADSs valued at approximately 2,058,345. No shares of Circle.com common stock of Snyder Communications, representing the Circle.com business unit of Snyder Communications, were exchanged for Havas ADSs in connection with this acquisition.

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands of euro except per share amounts)

     The total purchase price, including acquisition costs, amounted to 2,149,788. The Company allocated the purchase price to the assets and liabilities acquired using its best judgment as to their respective fair values as of the date of the acquisition. During 2001, the Company obtained an independent fair market valuation regarding its acquisition of all the outstanding shares of SNC common stock of Snyder Communications in September 2000. The excess of purchase price over the net assets acquired (2,101,473) has been allocated to trademarks (115,015), assembled workforce (43,093), database (41,568) and customer base (51,890) as intangible assets amortized over 20 years, four years, six years and six years, respectively, as well as to related deferred tax liability in the amount of 95,595 and residual goodwill in the amount of 1,945,502 has been allocated between SNC and Circle.com, two separate business units of Snyder Communications, for an amount of 1,928,483 and 17,019, respectively, based on the relative market capitalization of SNC common stock and Circle.com common stock at September 22, 2000, and is amortized over 40 years for SNC and seven years for Circle.com.

     The acquisition added 210,644 to the 2000 net revenues of the Company.

     In addition to the acquisition described above, during 2000, the Company completed acquisitions of more than 35 small and medium size business entities in the U.S., Europe and Asia, most of which specialized in marketing services.

     Total consideration for these additional acquisitions was 210,423 in cash, resulting in 163,380 goodwill amortized over 40 years. As a result of these additional acquisitions, 136,014 was added to the Company's 2000 net revenues.

     Most of the acquisitions, with the exception of the acquisition of Snyder Communications, specify contingent payments which may be accounted for as compensation arrangements as described in Note 9 or as additional purchase price when the conditions are met. Several provide for contingent payments that are treated as additional purchase price when the contingency is resolved.

3.3. Pro forma disclosure

     The following table presents unaudited pro forma financial information as if the 2000 and 2001 business combinations had been consummated at January 1st of each of the periods.

                                                Year ended December 31,
                                                -----------------------
                                                   2001         2000
                                                   ----         ----

     Pro forma Revenues .......................  2,297,527    2,473,886
     Pro forma Net Income (Loss) ..............   (191,933)     (24,620)
     Pro forma basic earnings per share .......      (0.68)       (0.14)
     Pro forma diluted earnings per share .....      (0.68)       (0.14)

      The following table presents unaudited pro forma financial information as if the 1999 and 2000 business combinations had been consummated at January 1st of each of the periods.

                                                Year ended December 31,
                                                -----------------------
                                                   2000         1999
                                                   ----         ----

     Pro forma Revenues .......................  2,268,547    1,923,828
     Pro forma Net Income (Loss) ..............    (40,813)      50,946
     Pro forma basic earnings per share .......      (0.16)        0.21
     Pro forma diluted earnings per share .....      (0.16)        0.20

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands of euro except per share amounts)

4.   PROPERTY & EQUIPMENT, NET

     Property and equipment, net are comprised of the following:

                                               Useful      As of December 31,
                                               lives         2001       2000
                                             -----------   ------------------
     Land .................................           --      7,571     7,573
     Buildings ............................  25-33 years    103,873   101,986
     Furniture, fixtures and equipment ....   3-10 years    510,141   435,906
                                                           --------  --------
                                                            621,585   545,465

     Less: Accumulated depreciation .......                (344,179) (279,509)
                                                           --------  --------
                                                            277,406   265,956


     Depreciation expense amounted to 84,886, 61,911 and 37,790 for the years ended December 31, 2001, 2000 and 1999 respectively.

5.   GOODWILL AND OTHER INTANGIBLES ASSETS, NET

     Goodwill and other intangibles, net consist of the following:

                                                    As of December 31,
                                                  2001           2000
                                                ---------     ---------
     Goodwill ...............................   3,730,842     2,945,406
     Patents and licenses ...................      26,861        11,523
     Other intangibles (1) ..................      13,706       320,185
     Customer base ..........................     226,314           --
     Assembled Work Force ...................      43,093           --
     Database ...............................      41,568           --
     Trademarks .............................     129,345        14,330
                                                ---------     ---------
                                                4,211,729     3,291,444

          Less: Accumulated amortization ....    (360,598)     (208,507)
                                                ---------     ---------
                                                3,851,131     3,082,937

     (1) As explained in Note 3.2, the allocation of SNC purchase price to intangible assets was not finalized at the time of 2000 closing.

     In 2001, 2000 and 1999, goodwill and other intangible assets amortization expense amounted to 147,075, 49,360 and 20,558 respectively.

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands of euro except per share amounts)

6.   RESTRUCTURING AND OTHER CHARGES

         During 2001, the Company recorded approximately 128,370 pre-tax restructuring and other charges associated with the Company's worldwide initiative to reduce costs. This charge includes pre-tax severance and other personnel-related costs of 61,294, pre-tax occupancy and facilities-related costs of 51,447 as well as pre-tax asset writedowns and other charges of 15,629 (including (euro)14,106 asset depreciation / writedowns which are not included in "Reserve established" as they are non-cash items).

         The severance and other personnel-related charges reflect the elimination of 2,826 positions worldwide, approximately 80% of which occurred in Europe and North America. The employee groups affected included executive and regional management and administrative personnel. 2,618 positions had already been eliminated at December 31, 2001, and the remaining employees to be terminated had been notified at December 31, 2001. The remaining reserve balance of 8,788 at December 31, 2001 is available for costs relating to severance and other termination benefits which will be paid in 2002.

         The pre-tax occupancy and facilities-related costs of 51,447 associated with lease terminations and other exit costs resulted primarily from the abandonment and closure of office space predominantly located in North America. These costs included 43,756 of remaining lease obligations net of sublease income as well as 1,182 of asset writedowns primarily associated with fixed asset and leasehold improvements in connection with lease abandonment. The remaining facilities-related reserve relates to non-cancelable lease commitments in excess of sublease income for abandoned facilities that will be paid out over the remaining lease periods, ranging from one to 14 years.

         The following table displays the activity and balances of the restructuring reserve account:

                                  Type of Cost


                           Severance and other    Occupancy and
                           personnel-related      facilities-related     Other           Total
                           -------------------    -------------------    ------          ------

Reserve established ...........  61,294               51,447              1,523         114,264
Deductions ....................  52,506                7,691                341          60,538
Balance at December 31, 2001 ..   8,788               43,756              1,182          53,726

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands of euro except per share amounts)

7.   EQUITY INVESTMENTS

                                                2001                                2000
                                               ------                              ------
                                 Ownership   Investment   Equity in net    Investment    Equity in net
                                 interest      amount     income (loss)      amount      income (loss)
                                 ---------   -----------  --------------   ----------    --------------

     Media Planning Group (1) ..   100%           --          6,314           44,437         8,228
     Others ....................               1,110           (630)           5,438           969
                                               -----          -----           ------         -----
          Equity investments ...               1,110          5,684           49,875         9,197


     (1) On May 22, 2001, the Company acquired the remaining 55% interest in Media Planning Group which is fully consolidated since June 1, 2001. Therefore, the 2001 "Equity in net income (loss)" corresponds to the first five months of 2001.

     The summarized financial information presented under Spanish GAAP relating to Media Planning Group as of December 31, 2000 and 1999, for the year ended December 31, 2000, and for the period from the date of the business combination transaction to December 31, 1999 is presented below:

                                       2000      1999
                                      ------    ------
     Earnings data
     Net sales ...................  1,666,066   426,982
     Income from operations ......     34,213    12,894
     Net income ..................     19,042     9,511
     Balance sheet data
     Current assets ..............    949,584   824,211
     Noncurrent assets ...........    190,401   191,649
     Current liabilities .........    909,036   790,763
     Noncurrent liabilities ......     13,082    11,450
     Equity ......................    217,867   213,647

     The undistributed earnings relating to equity investments and included in consolidated retained earnings amounts to 6,891 and 5,036 at December 31, 2000 and 1999, respectively.

8.   CONVERTIBLE BONDS AND LONG-TERM AND SHORT-TERM BORROWINGS

     Convertible Bonds

     On December 22, 2000, the Company received net proceeds of 694,859 from the issuance of 32,817,012 of its bonds for an aggregate principal amount of 708,848 which are convertible and/or exchangeable into new and/or existing shares of the Company. The bonds are due January 1, 2006 and have a coupon rate of 1% per year, with a gross yield at maturity of 4.25% and an implicit interest rate, including issue costs, of 4.67%. Each bond may be converted by the holder into one Havas share, which may, at the Company's option, be a newly-issued share, a treasury share, or a combination thereof. The balance at December 31, 2001 amounted to 732,475.

     On February 12, 1999, the Company issued 1,223,405 unsecured convertible bonds due to mature on January 1, 2004 for an aggregate principal amount of 230,000. The bonds carry a 2.18% implicit interest rate. Each bond may be converted at the option of the holder into 20 Havas shares, which may, at the Company's option, be newly-issued shares, treasury shares, or a combination thereof. At December 31, 2001, 769,380 bonds had been converted into 15,387,600 Havas shares. The balance at December 31, 2001 amounted to 87,236.

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands of euro except per share amounts)

     Long-Term Borrowings

     Long-term borrowings consist of the following:

                                                                                        As of December 31,
                                                                                        -------------------
                                                                                          2001       2000
                                                                                        --------   --------
     U.S. dollar denominated bank loans, at primarily variable rates ranging from
        6.9% to 7.2%, due 2002 to 2006 ..............................................     78,102     95,967
     Deutsche mark denominated bank loans, with a fixed rate
        of 5.0%, due 2002 ...........................................................        205        409
     Convertible bond of a subsidiary (Evelink plc) with a fixed rate of 7.6%(a) ....     65,735     64,092
          Less: Sales forward agreement on Evelink shares(a) ........................    (46,735)   (41,415)
     Other--weighted average interest of 6.1% .......................................      3,470      4,225
                                                                                       ---------   --------
     Total ..........................................................................    100,777    123,278
          Less: Current maturities of long-term borrowings ..........................    (25,429)   (24,719)
     Long-term borrowings ...........................................................     75,348     98,559
                                                                                       =========   ========

(a)  Convertible bond of Evelink Plc

     On January 19, 2000, Evelink plc, an indirect, wholly owned subsidiary of the Company, issued a 65,735 convertible bond (the "Evelink Bond") due July 19, 2007 to Banque Nationale de Paris S.A. ("BNP"). The Evelink Bond bears interest at the rate of 7.6% per annum and is convertible, at the option of the holder, at any time from January 19, 2000 until January 19, 2007 into 117,131 ordinary shares of Evelink plc, subject to specified anti-dilution adjustments. In addition, Evelink plc issued a warrant to BNP authorizing the holder of the warrant, upon payment of 65,735, to purchase from Evelink plc 117,131 ordinary shares of Evelink plc on January 19, 2007, subject to specified anti-dilution adjustments. The right to purchase such ordinary shares under the warrant will lapse in the event that the conversion right of the Evelink Bond is exercised.

     On the same date, Havas Advertising International S.A., a wholly owned subsidiary of the Company, and BNP, as the initial holder of the bond, entered into a Forward Sale Agreement under which Havas Advertising International S.A. paid 46,735 to BNP for the future purchase of the same number of Evelink plc ordinary shares as issuable on conversion of the Evelink Bond.

     In the absence of a right of setoff, the Evelink Bond and the investment of 46,735 resulting from the Forward Sale Agreement are presented separately in the table above. The interest expense related to the Evelink Bond is determined using the net proceeds (24,623) as a basis for applying the effective rate of 7.605%. Such net proceeds are presented under proceeds from borrowing in the consolidated statements of cash flow.

- CIRCUS agreement

         In 1999, a U.S. subsidiary of the Company borrowed $30 million from an international bank (the "Bank"). In connection with this loan, the Company agreed with the Bank to make a deposit in the same amount to allow the subsidiary to borrow the funds. The deposit has been classified as restricted deposits under "Other assets" (28,367 as converted at spot rate at the closing date for the loan) in the balance sheet as of December 31, 2001 (32,241 as of
2000). The terms of the agreement call for the deposit and debt to mature simultaneously in six equal annual installments from June 4, 2001 to June 5, 2006. The debt bears interest at LIBOR plus a margin and interest on the deposit is at LIBOR less a margin. The Company entered into a cross currency swap arrangement, referred to as "CIRCUS", with the Bank with the effect of transforming this US dollar deposit into a euro deposit of 23,858 at EURIBOR less a margin. The maturities of the CIRCUS are identical to those of the deposit both in terms of dates, currency and amounts. As of December 31, 2001, an exchange loss on the CIRCUS was recorded in the P&L under "exchange rate gain
(loss)" for 4,385 (3,611 as of 2000). As of December 31, 2001, an exchange gain on the deposit was recorded in the P&L under "exchange rate gain (loss)" for 4,509 (3,611 as of 2000).

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands of euro except per share amounts)

     Future minimum payments as of December 31, 2001, on long-term borrowings, excluding capital leases, are as follows:

          Year                             2001
          ----                           --------
          2002 .......................     25,429
          2003 .......................     21,057
          2004 .......................     21,254
          2005 .......................     15,801
          2006 .......................     16,010
          Thereafter .................      1,226
                                         --------
                                          100,777
                                         --------
          Less: Current maturities ...    (25,429)
                                         --------
                                           75,348
                                         ========

     Short-Term Borrowings

     Included in short-term borrowings in the amounts of 59,823 and 56,880 at December 31, 2001 and 2000, respectively, are primarily borrowings by subsidiaries under the terms of various short-term borrowing arrangements. The weighted-average interest rate on these short-term borrowings outstanding at December 31, 2001 and 2000 was 6.1% and 7.0%, respectively. Also included in short-term borrowings in the amounts of 88,898 and 127,581 at December 31, 2001 and 2000, respectively, are overdraft amounts resulting from various lines of credit of subsidiaries. These overdraft amounts bear interest at the prevailing market rates in the countries of the subsidiaries. In the aggregate, the Company had unused lines of credit available under short term and overdraft borrowing arrangements of 161,310 and 70,011 at December 31, 2001 and 2000, respectively, carrying interest at prevailing market rate.

     Covenants

     The Company and certain of its subsidiaries are subject to restrictive covenants under some of the borrowings related to total borrowing levels at either the subsidiary level or country level. Covenants on Company debt include total borrowing levels in some countries and minimum shareholders' consolidated equity, among others. In addition, the Company guarantees significant loans of subsidiaries.

At December 31, 2001 and 2000, the U.S. subsidiary, EWDB North America Inc., did not meet the financial covenants for one credit facility due to the level of debt involved in the acquisition of Snyder Communications. However, the issuing bank agreed to a provisory non-appliance of the covenants and has committed to issue a waiver of default. As of December 31, 2001 and 2000, the Company was in compliance with all other debt covenants related to the above borrowings.

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands of euro except per share amounts)

9.   COMPENSATION TO FORMER SHAREHOLDERS OF ACQUIRED BUSINESSES

     In connection with the acquisition of private companies, the Company typically enters into agreements with some or all of the selling shareholders that provide for the payment of contingent consideration based upon a multiple of future earnings of the acquired company. In certain cases, their right to such contingent consideration is conditioned on the continued employment of such selling shareholder (an "Earn-Out") and are partially or totally forfeited if they leave the acquired company before certain future dates. EITF consensus on issue No. 95-8 requires that in those circumstances the amount paid in excess of what the selling shareholders are entitled to if they left the acquired company at the date of the relevant agreement be recorded as compensation expense. The amounts recorded in each of the periods presented have been determined on the basis of the earnings formula upon which the contingent consideration is based and allocated on a straight-line basis over the period the employees are required to stay with the acquired company to obtain the maximum amount of the Earn-Out. Estimates used in connection with such computations are based upon the latest available earnings data and the related formulas and are revised every year.

       In the case of partial acquisitions, the purchase contracts generally include put and call provisions to buy the remainder of the equity of the acquired company at some future date (the "Buy-Out"). The purchase price for the Buy-Out is generally based upon a multiple of future earnings (the "Formula") and in certain cases is conditioned on the continued employment of the related shareholders (the "Minority Shareholders"). The Company accounts for these arrangements as restricted stock plans. The Formula is applied at the end of every period on the basis of latest available earnings data and any amount in excess of what the Minority Shareholders would get if they left the acquired company at the date of the purchase contract is treated as compensation expense, which is allocated to every period presented under a method similar to the one used for Earn-Out provisions. The share in the earnings of the related subsidiaries attributable to the Minority Shareholders, included in such amounts, is presented as "Minority interests".

     Compensation expense related to the arrangements described above were:


                                                                                2001     2000      1999
                                                                               ------   ------    ------

     Earn-out ............................................................     16,907    3,858    10,250
     Buy-out .............................................................      5,010   17,962    16,305
                                                                                -----   ------    ------
          Total ..........................................................     21,917   21,820    26,555
                                                                               ======   ======    ======
     Recorded as compensation to shareholders of acquired businesses .....     19,814   16,363    17,442
     Recorded as minority interests ......................................      2,103    5,457     9,113



     As of December 31, 2001, the contingent payments expected to be made based upon the assumptions used for the determination of compensation expense amounted to approximately 46,723 (55,687 as of 2000), of which 33,162 (38,086 as of 2000)
were accrued as of the same date.

     For tax purposes, the above expenses are generally included as part of the purchase price of the acquired company. The tax effect of this excess of the tax basis over the financial reporting basis is not recognized until the disposition of such acquired company.

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands of euro except per share amounts)

10.   EMPLOYEE STOCK OPTION PLANS

Havas Share options

     The following table sets forth information with respect to the status of outstanding options granted under Havas's stock option plans for the years ended December 31, 2001, 2000 and 1999 (except options issued in connection with the acquisitions of the SNC common stock and the Circle.com common stock of Snyder Communications which are separately disclosed below). All share and per share figures are presented after giving effect to the May 2000 stock split.



                                                                              Year ended December 31,
                                                                  ----------------------------------------------
                                                      2001                            2000                        1999
                                            ----------------------------    --------------------------    --------------------------
                                                             Weighted                      Weighted                       Weighted
                                               Shares     Average Price       Shares     Average Price      Shares     Average Price
                                            -----------   --------------    ----------   -------------    ---------    -------------


Outstanding at the beginning of the year ..  17,118,080       10.15        14,227,380        5.51         14,370,080        4.37
     Options granted ......................   7,814,662       15.22         5,241,620       19.99          2,075,220       11.52
     Options exercised ....................    (480,805)       4.15        (2,350,920)       4.00         (2,197,680)       3.70
     Options forfeited ....................    (111,816)      15.61                            --            (20,240)       4.47
                                                                                                          ----------
Outstanding at the end of the year ........  24,340,121       11.87        17,118,080       10.15         14,227,380        5.51
                                             ==========                    ==========                     ==========
Exercisable at the end of the year ........   7,547,776       11.30         4,721,120        7.18          5,532,420        4.52
                                             ==========                    ==========                     ==========
Weighted-average fair value of options
granted ...................................                    5.60                          7.91                           5.89


The following table summarizes certain exercise price information with respect to fixed stock options outstanding under Havas's stock option plans at December 31, 2001:


                                                  Number         Weighted-Average        Weighted-             Number
                                  Exercise     Outstanding          Remaining        Average  Exercise       Exercisable
                                   Prices     At 12/31/2001      Contractual Life          Price            at 12/31/2001
                                -----------   -------------      ----------------     -----------------     -------------
                                 (in(euro))                         (in years)           (in(euro))

                                   3.35             8,120              0.2                  3.35                8,120
                                   3.34           784,960                1                  3.34              784,960
                                   4.23         1,351,340                2                  4.23            1,351,340
                                   4.61         6,000,000              2.5                  4.61                   --
                                   6.35         1,203,355                3                  6.35            1,203,355
                                   7.63           710,220              4.1                  7.63              710,220
                                   9.10           280,000              4.5                  9.10              180,000
                                  10.85           200,000              4.7                 10.85              133,334
                                  15.70           841,000              4.9                 15.70              495,000
                                  27.65           888,120              5.2                 27.65              296,041
                                  25.00           400,000              5.4                 25.00              400,000
                                  17.76         3,858,344              5.8                 17.76            1,790,571
                                  15.50         4,448,000              6.2                 15.50              194,835
                                  14.85         3,366,662              6.4                 14.85                   --
                                               24,340,121                                                   7,547,776
                                               ==========                                                   =========



     As a result of the Company's acquisition of all of the outstanding shares of SNC common stock of Snyder Communications, all SNC options outstanding on September 26, 2000 were converted into options to purchase Havas shares. Each SNC option was converted into an option to acquire 1.371 Havas shares, the same ratio used to exchange SNC common stock for the Company's ADSs.

     As a result of the Company's acquisition of all of the outstanding shares of Circle.com common stock of Snyder Communications, all Circle.com options outstanding on June 26, 2001 were converted into options to purchase Havas shares. Each Circle.com option was converted into an option to acquire 0.0937 Havas shares, the same ratio used to exchange Circle.com common stock for the Company's ADSs.

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands of euro except per share amounts)

     A summary of the Company's option activity with respect to the converted SNC options for the period from January 1, 2001 through December 31, 2001 and for the period from September 26, 2000 through December 31, 2000, is set forth below:

SNC Stock Options

                                                                       Weighted    Weighted                 Weighted    Weighted
                                                         Options       Average     Average      Options     Average     Average
                                                       Outstanding     Exercise    Exercise   Outstanding   Exercise    Exercise
                                                           2001       Price 2001  Price 2001     2000      Price 2000  Price 2000
                                                       -----------    ----------  ----------  ------------ ----------  ----------
                                                        (In 000s)     (In USD)   (In Euro)(1)   (In 000s)   (In USD)   (In Euro)(2)

Outstanding at beginning of year .....................    8,732          11.47       12.89         --             --          --
     Exchanged at Sept. 26, 2000 SNC merger date .....       --             --          --       9,495         11.23       11.96
     Exercised .......................................   (1,224)          9.91       11.13        (514)         7.61        8.11
     Forfeited or expired ............................   (1,468)         10.47       11.76        (249)        10.34       11.01
                                                       --------       --------     -------     -------       -------     -------
Outstanding at end of year ...........................    6,040          11.77       13.22       8,732         11.47       12.22
                                                       ========       ========     =======     =======       =======     =======
Exercisable at end of year ...........................    3,875          11.87       13.34       3,530         11.28       12.02
                                                       ========       ========     =======     =======       =======     =======

Weighted-average fair value of options exchanged .....      N/A            N/A         N/A         N/A          8.05        8.58

(1)  Converted for convenience at(euro)1 = $0.8901
(2)  Converted for convenience at(euro)1 = $0.9388

     The Havas options outstanding at December 31, 2001 have exercise prices that range from $0.01 to $16.92. The weighted average remaining contractual life on the Havas options outstanding at December 31, 2000 is 6.63 years.

     A summary of the Company's option activity with respect to the converted Circle.com options for the period from June 27, 2001 through December 31, 2001 is set forth below:

Circle.com Stock Options

                                                                          Weighted     Weighted
                                                             Options       Average      Average
                                                           Outstanding    Exercise     Exercise
                                                               2001      Price 2001    Price 2001
                                                           -----------   ----------    ----------
                                                            (In 000s)     (In USD)      (In Euro)(1)


Outstanding at beginning of year ..........................      --           --            --
Exchanged at June 26, 2001 Circle.com merger date .........     273       170.00        204.33
     Exercised ............................................      --           --            --
     Forfeited or expired .................................    (23)       176.29        198.06
                                                               ----       ------        ------
Outstanding at end of year ................................     250       182.39        204.91
                                                                ===       ======        ======
Exercisable at end of year ................................     160       198.90        223.46
                                                                ===       ======        ======
Weighted-average fair value of options exchanged ..........     N/A          N/A           N/A

(1)  Converted for convenience at(euro)1 = $0.8901


     The Havas options outstanding at December 31, 2001 had exercise prices that ranged from $0.08 to $337.88. The weighted average remaining contractual life of the Havas options outstanding at December 31, 2000 was 7.11 years.

     The compensation expense related to Havas stock-based compensation is presented under "Stock Based Compensation" and amounted to 16,316, 5,340 and 1,258 in 2001, 2000 and 1999, respectively.

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands of euro except per share amounts)

     In addition, certain subsidiaries have granted stock options to some of their employees with respect to their own stock. The strike price is usually based on a multiple of current earnings of the subsidiary at the award date (the "Multiple"). Such options are generally exercisable five to seven years after the award date and require continuing employment. The parent companies of such subsidiaries have the option to buy back the shares if and when acquired by the employees and the employees have the option to put these shares to such parent companies. The buyback price is generally based upon the Multiple applied to the earnings level of the subsidiary when the option is exercised. The employees are required to put the shares to such parent companies when they leave the subsidiary. Under US GAAP, such plans are performance plans and variable plan accounting is required. Accordingly, the Company makes an interim measurement of compensation on the basis of the formula price at the end of each period based upon the most recent available earnings data and allocates such costs to expense over the period from award date to exercise date. As of December 31, 2001, 2000 and 1999, accrued compensation related to such plans amounted to 6,146, 2,818 and 5,622, respectively. The related compensation recorded for the years ended December 31,2001, 2000 and 1999 amounted to 2,342, (580) and 3,367, respectively, and is presented under "Stock Based Compensation".

     The effect of the measurement of compensation in accordance with SFAS No. 123 on the Company's net income and earnings per share is as follows:

                                              2001      2000       1999
                                            -------   --------   --------
          Net income, as reported .........(174,909)   29,408    25,225
          Net income, pro forma ...........(202,987)   12,268    14,250
          Basic EPS, as reported ..........   (0.62)     0.16      0.18
          Basic EPS, pro forma ............   (0.72)     0.07      0.10
          Diluted EPS, as reported ........   (0.62)     0.15      0.16
          Diluted EPS, pro forma ..........   (0.72)     0.07      0.10

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model using the following assumptions:



                                             2001             2000           1999
                                           --------        ----------     -----------

          Expected life (in years) ......            7               7              7
          Risk-free interest rates ...... 4.65 to 4.97%   5.48 to 5.22%  3.65 to 4.86%
          Expected dividend yield ....... 1.13 to 1.06%           0.85%          1.18%
          Expected volatility ...........           30%             30%            30%


                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands of euro except per share amounts)


11.   PENSIONS AND OTHER BENEFITS

     In accordance with the laws and practices of each country, the Company participates in employee benefits pension plans offering death and disability, retirement and special termination benefits. Those plans provide benefits of various types from flat currency amounts per year of service to final pay plans integrated with social security and multi-employer plans.

     For defined contribution plans, expenses correspond to the contributions paid. For defined benefit pension plans, accruals and prepaid expenses are determined using the projected unit credit method.

     Disclosures in accordance with SFAS No. 132 are as follows:

                                                            Pension Benefits      Other Benefits
                                                           -----------------     ---------------
                                                            2001       2000       2001     2000
                                                           -------   -------     ------   ------

     Change in benefit obligation
     Benefit obligation at beginning of the year ........  (83,605)  (50,869)    (4,126)  (8,627)
     Service cost .......................................   (3,851)   (1,868)      (372)    (657)
     Interest cost ......................................   (4,223)   (3,407)      (254)    (343)
     Plan participants' contributions ...................     (949)     (377)       --       --
     Acquisition/disposal ...............................   (8,951)  (28,027)       (43)    (245)
     Curtailments/settlements .........................     20,084       --         --       --
     Actuarial gain (loss) ..............................     (649)     (119)    (4,873)   5,666
     Benefits paid ......................................    2,874       830        171       80
     Others (foreign currency translation) ..............   (1,844)      232        --       --
                                                           -------   -------     ------   ------
     Benefit obligation at end of the year ..............  (81,114)  (83,605)    (9,497)  (4,126)

     Change in plan assets
     Fair value of plan assets at beginning of the year .   72,267    40,329        --       --
     Actual return on plan assets .......................   (1,981)    2,676        --       --
     Company contributions ..............................    1,833       878        --       --
     Plan participants contributions ....................      949       377        --       --
     Acquisition/disposal ...............................    8,664    29,013        --       --
     Curtailments/settlements ..........................   (20,084)      --         --       --
     Benefits paid ......................................   (2,196)     (582)       --       --
     Actuarial loss (gain) ..............................   (3,203)     (186)       --       --
     Others (foreign currency translation) ..............    1,688      (239)       --       --
                                                           -------   -------     ------   ------
     Fair value of plan assets at end of the year .......   57,937    72,266        --       --
                                                           =======   =======     ======   ======
     Funded status of the plan ..........................  (23,177)  (11,339)    (9,497)  (4,126)
     Unrecognized actuarial loss ........................    9,781        30       (439)  (5,666)
     Unrecognized actuarial prior service cost ..........      --        --         --       --
     Unrecognized actuarial transition obligation .......      --        --         --       --
                                                           -------   -------     ------   ------
     (Accrued) prepaid benefit cost .....................  (13,396)  (11,309)    (9,936)  (9,792)
                                                           =======   =======     ======   ======

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands of euro except per share amounts)

     Actuarial assumptions were as follows:

                                                             Pension Benefits               Other Benefits
                                                             ----------------     ---------------------------------
                                                              2001      2000       1999     2001     2000     1999
                                                             ------    ------     ------   ------   ------   ------
     Discount rate ........................................     6.0%      5.5%       4.0%     5.5%     5.5%     4.0%
     Rate of compensation increase ........................     3.0%      3.0%       3.0%      na       na       na
     Expected return on plan assets .......................     6.0%      6.5%       6.5%      na       na       na

                                                             Pension Benefits               Other Benefits
                                                             -----------------     ---------------------------------
                                                              2001       2000       1999    2001     2000      1999
                                                             ------     ------     ------  ------   ------    ------
     Annual cost:
     Service cost .........................................   3,851      1,868       450      372      657      553
     Expected interest cost ...............................   4,223      3,407     1,460      254      343      273
     Expected return on plan assets .......................  (3,711)    (2,676)     (676)     --       --       --
     Amortization of unrecognized prior service cost ......     --         --        --       --       --       --
     Amortization of actuarial net loss (gain) ............     (11)       --        --      (354)     --       --
     Amortization of net transition obligation ............     --         --        --       --       --       --
     Curtailments/settlements .............................     --         --        --       --       --       --
                                                             ------     ------     -----    -----    -----    -----
     Net periodic benefit cost ............................   4,352      2,599     1,234      272    1,000      826
                                                             ======     ======     =====    =====    =====    =====

     Health care costs are assumed to increase (inflation excluded) by 4.0% in 2002, 3.5% in 2003 and 3.0% in 2004, decreasing gradually to 2.5% (ultimate).

     Amounts recognized in the statement of financial position were as follows :

                                                             Pension Benefits               Other Benefits
                                                             -----------------     ---------------------------------
                                                              2001       2000       1999    2001     2000      1999
                                                             ------     ------     ------  ------   ------    ------
     Accrued benefit liability ............................ (16,080)   (11,964)  (12,020)   (9,936)  (9,792)  (8,627)
     Prepaid benefit cost .................................   2,684        655       692       --        --       --
                                                            -------    -------   -------    ------   ------   ------
     Net amount accrued for ............................... (13,396)   (11,309)  (11,328)   (9,936)  (9,792)  (8,627)
                                                            -------    -------   -------    ------   ------   ------
     Accumulated other comprehensive income ...............     --         --        --        --       --       --
                                                            -------    -------   -------    ------   ------   ------
     Net amount recognized ................................ (13,396)   (11,309)  (11,328)   (9,936)  (9,792)  (8,627)
                                                            =======    =======   =======    ======   ======   ======

     Regarding the other benefits plans, a one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                 1-Percentage-Point   1-Percentage-Point
                                                                      Increase             Decrease
                                                                 ------------------   ------------------
                                                                  2001        2000     2001        2000
                                                                 ------      ------   ------      ------
     Effect on total of service and interest
       cost components ....................................        (386)       (195)     292         150
     Effect on the postretirement benefit obligation ......      (2,535)     (1,223)   1,977         961

                                      F-24

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands of euro except per share amounts)

12.   INCOME TAX

     As of December 31, 2001 and 2000, the deferred tax assets and liabilities in the balance sheet were as follows:
                                                For the Year ended
                                                   December 31,
                                               ---------------------
                                                2001          2000
                                               -------      --------
     Deferred tax asset--Current ...........    77,388        60,090
     Deferred tax asset--Noncurrent ........   167,311       109,273
     Deferred tax liability--Current .......   (25,954)      (15,035)
     Deferred tax liability--Noncurrent ....  (132,317)     (121,459)
                                              --------      --------
          Net deferred tax asset ...........    86,428        32,869
                                              ========      ========

     The Company's provision for income tax includes the following components:

                                 For the Year ended December 31,
                                 -------------------------------
                                     2001    2000      1999
                                   -------  -------   ------
     Current
          France ..............     16,213   12,153   13,856
          State ...............        335    1,707    3,173
          Foreign .............     27,501   41,522   23,255
                                   -------  -------   ------
               Total ..........     44,049   55,382   40,284
                                   -------  -------   ------
     Deferred
          France ..............     (5,699)   6,226   (3,266)
          State ...............        317     (967)    (529)
          Foreign .............    (38,893)   1,603    2,890
                                   -------  -------   ------
               Total ..........    (44,275)   6,862     (905)
                                   -------  -------   ------
     Provision for income tax .       (226)  62,244   39,379
                                   =======  =======   ======

     The provision for income tax differs from the amount computed by applying the French income tax rate as a result of the following:

                                                                         For the Year ended December 31,
                                                                         -------------------------------
                                                                            2001        2000      1999
                                                                          --------    -------    ------
     Net income/(loss) .................................................  (174,909)    29,408    25,225
     Minority interests ................................................    (4,272)     9,954    15,515
     Provision for income tax ..........................................      (226)    62,244    39,379
     Equity in (earnings) losses of investees ..........................    (5,684)    (9,197)   (4,580)
                                                                          ---------   -------    ------
     Income from operations before income tax(1) .......................  (185,091)    92,409    75,539
                                                                          =========   =======    ======
     Provision for income tax using rates of 36%, 38% and 40% in
        2001, 2000 and 1999, respectively ..............................   (66,633)    35,115    30,215
     Stock based compensation ..........................................     6,717      1,810     1,850
     Compensation to former shareholders of acquired businesses ........     7,133      6,218     6,977
     Non deductible goodwill amortization ..............................    35,590     12,894     7,379
     Other permanent differences .......................................     5,127      5,224    (5,055)
     Tax credits .......................................................       --         --        665
     Difference between French and foreign rates .......................     7,504        872     1,797
     Change in valuation allowance .....................................     4,336        111    (4,449)
                                                                          ---------   -------    ------
     Provision for income tax ..........................................      (226)    62,244    39,379
                                                                          =========   =======    ======

(1) Of which (2,438), 26,646 and 3,277 originated from French companies for 2001, 2000 and 1999, respectively.
                                      F-25

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands of euro except per share amounts)

     Temporary differences that give rise to deferred tax assets and liabilities consist of the following:

                                                        For the Year ended
                                                            December 31,
                                                        ------------------
                                                         2001        2000
                                                        -------    -------
     Tax effect on tax loss carried forward .........
          Long-term capital losses ..................    16,231     18,688
          Ordinary tax loss carried forward .........   144,018     73,891
                                                        -------    -------
     Temporary differences
          Accrued vacation paid .....................     1,731      1,268
          Long-term incentive plan ..................    13,239     12,789
          Accrued pension costs .....................     8,318      7,961
          Amortization ..............................    74,126     79,538
          Accrued expenses ..........................    25,004     17,224
          Other temporary differences ...............    26,562     15,934
                                                         ------    -------
     Total temporary differences ....................   148,980    134,714
     Deferred tax assets, gross .....................   309,229    227,293
                                                        =======    =======
     Tax effect of temporary differences related to:
          Deductible goodwill amortization ..........     6,484      7,493
          Intangibles ...............................   141,089    124,873
          Other .....................................    10,698      4,128
                                                        -------    -------
     Deferred tax liabilities .......................   158,271    136,494
                                                        -------    -------
          Less: valuation allowances ................   (64,530)   (57,930)
     Net deferred tax ...............................    86,428     32,869
                                                        =======    =======

     Deferred tax assets are reduced by a valuation allowance when it is more likely than not that a portion thereof will not be realized, generally because of a history of operating losses.

     The Company's share of undistributed earnings of foreign subsidiaries that could be subject to additional income tax if remitted was approximately 894,737 and 342,254 as of December 31, 2001 and 2000, respectively. No provision has been recorded for the French and foreign taxes that could result from the remittance of such undistributed earnings since the earnings are permanently reinvested outside of France and it is not practicable to estimate the amount of such taxes.

     As of December 31, 2001, the expiration dates of operating loss carryforwards are as follows:

                                           As of
                                       December 31,
                                           2001
                                       ------------

          December 31, 2002 ..........    47,535
          December 31, 2003 ..........     4,435
          December 31, 2004 ..........     9,134
          December 31, 2005 ..........    45,485
          Thereafter .................   257,170
                                         -------
                                         363,759
                                         =======

13.   RELATED PARTY TRANSACTIONS

Transactions Involving Vivendi Universal

     The Company rendered advertising services to Vivendi Universal, the ultimate parent company of Vivendi Universal Publishing (the Company's largest single shareholder until June 2001), and its affiliates (the "Vivendi Group") in the amounts of 3,116 and 20,236 as of June 30, 2001 (the date as of which the Vivendi Group was no longer a related party) and for the year ended December 31, 2000, respectively. The Company also purchased media space from certain affiliates of the Vivendi Group on behalf of its clients. The accounts receivable and payable (including payable to media companies belonging to the Vivendi Group) in connection with these services amounted to 9,604 and 2,959 as of December 31, 2000, respectively.

     The Company was invoiced by Vivendi Universal Publishing for the use of the Havas trademark for 305 and 305 in 2001 and 2000, respectively.

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands of euro except per share amounts)

         The Company believes that the terms and conditions of these transactions with Vivendi Universal are comparable to those of arms length transactions.

Transactions Involving Media Planning Group

         2001. In May 2001, the Company increased its ownership of Media Planning Group to 100% by acquiring the remaining 55% interest that it did not already own from the other shareholders of Media Planning Group. In the transaction, one of these Media Planning Group shareholders, Advertising Antwerpen B.V., received a total of 8,608,320 Havas shares and 15,304 in cash in exchange for the 62,997,315 shares of Media Planning Group that it owned. Fernando Rodes Vila, a director and executive officer of the Company and the chief executive officer of Media Planning Group, and Leopoldo Rodes Castane, one of the directors of the Company and the father of Fernando Rodes Vila, together with other members of their families, are controlling shareholders of Advertising Antwerpen B.V.

         In the same transaction, another of these Media Planning Group shareholders, Deya S.A., a wholly owned subsidiary of Corporacion Financiera Alba, received a total of 11,289,600 Havas shares and 20,070 in cash in exchange for the 82,619,429 shares of Media Planning Group that it owned. Juan March, one of the directors of the Company, is co-chairman and a controlling shareholder of Corporacion Financiera Alba.

         In May 2001, the Company entered into a registration rights agreement with Advertising Antwerpen B.V., Deya S.A. and the other Media Planning Group shareholders. Under this agreement, the Company granted to these shareholders registration rights with respect to the Havas shares they received in connection with the transaction.

         Each of the Media Planning Group shareholders (other than the Company) received Havas shares and cash in proportion to their ownership of Media Planning Group shares.

         2000. In certain Media Planning Group subsidiaries, excess cash is lent to the Company at a money market rate. As of December 31, 2000, the Company debt to Media Planning Group included under "Related parties payables" amounted to 90,904. Interest charged from the date of the business combination transaction to December 31, 2000 amounted to 2,864.

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

Transactions Involving the Rodes Family

         Media Planning Group and its subsidiaries have entered into the following transactions with members of the families of Leopoldo Rodes Castane and Fernando Rodes Vila or entities controlled by them.

         Intermedia Management Services, A.G., an indirect, wholly owned subsidiary of Media Planning Group, renders services to various subsidiaries of Media Planning Group by hiring as consultants various officers of Media Planning Group on behalf of such subsidiaries. This arrangement facilitates internal accounting and control of the services rendered and helps to minimize transfer pricing issues where services are rendered to subsidiaries outside of Spain. The consulting fees paid to officers of Media Planning Group under this arrangement are part of, and not in addition to, their annual compensation packages. Intermedia Management Services has entered into a consulting services agreement with Fernando Rodes Vila. Under this agreement, Fernando Rodes Vila provides consulting services to Intermedia Management Services and, through Intermedia Management Services, to various subsidiaries of Media Planning Group. Fernando Rodes Vila is paid an hourly fee of 1 in cash for his consulting services, and may also be entitled to an additional fee if Fernando Rodes Vila and Intermedia Management Services so agree. Fernando Rodes Vila was paid 328 for his consulting services in 2001.

         In October 1991, the predecessor to Media Planning Group entered into an agreement with Gestora de Viviendas S.A. under which Gestora de Viviendas provides client development services to Media Planning Group and its subsidiaries in exchange for commissions on new clients developed by it. Under this agreement, Media Planning Group paid Gestora de Viviendas commissions of 179, excluding taxes, in 2001. Fernando Rodes Vila and Leopoldo Rodes Castane, together with other members of their families, are controlling shareholders, and Leopoldo Rodes Castane is a director, of Gestora de Viviendas.

         Media Planning Group receives legal services from the Spanish law firm of Rodes & Sala Abogados, S.L. Rodes & Sala was paid a total of 286, excluding taxes, for these legal services. Gonzalo Rodes Vila, the brother of Fernando Rodes Vila and the son of Leopoldo Rodes Castane, is a partner in Rodes & Sala. In addition, Gonzalo Rodes Vila serves as secretary of the board of directors of Media Planning Group. Gonzalo Rodes Vila was paid 48 for his services as secretary of the board in 2001.

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands of euro except per share amounts)

14.      EARNINGS PER SHARE

         Basic earnings per share is computed on the basis of the weighted-average number of Havas shares issued after deducting the weighted average number of treasury stock shares.

         Diluted earnings per share take into account share equivalents having a dilutive effect. Potential common shares include: convertible bonds (Note 8), stock-options granted to employees (Note 10), stock-options granted by Snyder Communications for SNC shares (Note 10) and warrants to subscribe for Havas shares. On May 13, 1998, the Company issued to its shareholders, for no consideration an aggregate of 6,695,621 warrants that matured on May 13, 2001. A holder of 20 warrants had the right to subscribe for 20 Havas shares for
(euro)182.94. 0 and 5,034,041 warrants were outstanding as of December 31, 2001 and 2000, respectively. Net income is adjusted for after tax interest expense related to the convertible bonds. The dilutive effect of stock options and warrants is calculated using the treasury stock method.

         The following tables present a reconciliation of the basic earnings per share and the diluted earnings per share for each period presented:

                                                                               Per share
                                            Net income     Number of shares      amount
                                            ----------     ----------------    ---------
     2001

     Basic earnings per share ............    (174,909)         281,640,364        (0.62)
          Stock options Havas (1) ........         --                   --          0.00
          Stock options SNC (1) ..........         --                   --          0.00
          Warrants (1) ...................         --                   --          0.00
          Convertible bonds (1) ..........         --                   --          0.00
                                            ----------     ----------------     --------
     Diluted earnings per share ..........    (174,909)         281,640,364        (0.62)
                                            ==========     ================     ========

(1) As these items are anti-dilutive, they are not included in the calculation.

                                                                               Per share
                                            Net income     Number of shares      amount
                                            ----------     ----------------    ---------
     2000
     Basic earnings per share(1) .........      29,408          180,318,635         0.16
          Stock options Havas ............         --             9,698,548         0.00
                Stock options SNC ........         --               665,018         0.00
          Warrants .......................         --             3,199,125         0.00
          Convertible bonds ..............       1,678           13,244,769        (0.01)
                                            ----------     ----------------     --------
     Diluted earnings per share ..........      31,086          207,126,095         0.15
                                            ==========     ================     ========

     1999
     Basic earnings per share(1) .........      25,225          138,809,700         0.18
          Stock options ..................         --             8,262,500        (0.01)
          Warrants .......................         --             1,060,780         0.00
          Convertible bonds ..............       2,570           21,333,300        (0.01)
                                            ----------     ----------------     --------
     Diluted earnings per share ..........      27,795          169,466,280         0.16
                                            ==========     ================     ========

     (1) On May 23, 2000, the shareholders of the Company approved a 20 for 1 stock split. As a result, each Havas share, nominal value (euro)8 per share, was exchanged for 20 Havas shares, nominal value (euro)0.40 per share, on May 26, 2000. Unless otherwise indicated, share amounts set forth in these consolidated financial statements and notes to consolidated financial statements give effect to this 20 for 1 stock split.
                                       F-28

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands of euro except per share amounts)

15.      LEASES

         The Company leases certain premises and equipment under both capital and operating leases. The following is a schedule of future minimum lease payments for capital and operating leases in effect at December 31, 2001:

                                               Capital    Operating
   Year Ending December 31,                    Leases      Leases
-----------------------------                  -------    ---------
     2002 ...................................    6,164       95,163
     2003 ...................................    9,149       88,951
     2004 ...................................      874       80,644
     2005 ...................................      560       68,052
     2006 ...................................      310       60,956
     Thereafter .............................    1,489      316,065
                                               -------    ---------
     Total minimum lease payments ...........   18,546      709,831
                                               -------    ---------
     Less: amount representing interest .....   (1,814)         --
                                               -------
     Total obligation under capital leases ..   16,732          --
                                               -------
     Less: current portion ..................   (5,259)         --
                                               -------
     Long-term portion ......................   11,473          --
                                               =======

         As of December 31, 2001 and 2000, assets are presented under "Property and equipment" for 39,045 and 29,183, respectively, held under capital leases.

         Net rental expense for all operating leases was 116,594, 74,368 and 39,560 in 2001, 2000 and 1999, respectively.

16.      SEGMENT DATA

         The Company's revenues and operating results are derived from three networks utilizing independent brands. This organization was mainly designed for the Company to be able to provide advertising and communications services to clients with competing product and services and to permit the expansion of certain specialty advertising and communication services. These three divisions have substantial similarities in the nature of services provided, the delivery process for rendering their services, the customers they serve and their economics. Therefore, the Company considers that it is operating in one reportable segment.

         Geographical information required by SFAS No. 131 is as follows:

                                         United      United     Rest of
                              France     States      Kingdom    Europe      Other       Total
                             --------   ---------    -------    -------    -------    ---------
     2001
     Net revenues ..........  352,124   1,000,214    427,566    185,214    205,003    2,170,121
     Long lived assets .....   47,880     126,323     51,688     32,707     18,808      277,406

     2000
     Net revenues ..........  322,778     625,347    315,659    207,107    172,749    1,643,640
     Long lived assets .....   42,656     169,899     20,782     16,179     16,440      265,956

     Net revenues and long-lived assets are attributed to countries based on location of operating unit.

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands of euro except per share amounts)

17.      FINANCIAL INSTRUMENTS AND DERIVATIVE INSTRUMENTS

Fair value of financial instruments
-----------------------------------

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

         Cash and cash equivalents and short-term borrowings

         The carrying value of cash and cash equivalents and short-term debt approximate fair value because of the relatively short maturity of these instruments.

         Restricted deposit

         Restricted deposit carries a variable interest rate and its fair value is close to its carrying amount.

         Long-term borrowings

         The fair value of long-term borrowings is substantially the same as its carrying amount in the financial statements because the majority of the Company's long-term borrowings is at variable rates and approximates fair value.

         Convertible bonds

         The fair value of the bonds was determined by reference to quotations available in markets where these issues were traded estimated using quoted market prices and amounts.

         Combined interest and currency swap ("CIRCUS")

         The estimation of the CIRCUS fair value involves splitting the swap into its borrowing and lending elements and discounting the future expected currency cash flows relating to each element. The fair value of the CIRCUS was calculated by third party banks. Please refer to Note 8.

         Interest rate swaps and caps

         The fair value of interest rate swaps and caps have been estimated by third-party banks.

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands of euro except per share amounts)

     Forward Contracts

         Due to the short maturities of these forward exchange contracts, the fair value of the contracts were determined to be the difference between the contract rate and the market forward rate multiplied by the foreign currency amount.

         The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2001 and 2000. Amounts in parentheses represent liabilities.

                                                                      2001                 2000
                                                              -------------------   --------------------
                                                              Carrying     Fair     Carrying     Fair
                                                               amount      Value     amount      Value
                                                              --------   --------   --------   ---------
                                                                            (In Euro 000's)
     Cash and cash equivalents ..............................  351,321    351,321    594,215     594,215
     Restricted deposit .....................................   28,367     28,367     32,241      32,241
     Long-term borrowings including current maturities ...... (100,777)  (100,777)  (123,278)   (125,246)
     Convertible bonds ...................................... (795,606)  (788,122)  (797,407)   (864,427)
     CIRCUS .................................................   (4,456)    (4,456)    (3,611)     (3,417)
     Interest rate swap (Media Planning Group) (1) ..........        8          8        --          --
     Interest rate cap (Media Planning Group) (1) ...........      151        151        --          --
     British pound denominated forward contracts ............      --         --         (25)         12
     Canadian dollar denominated forward contracts ..........       24         24          5        (141)

(1) As of December 31, 2000, MPG was recorded under the equity method. As a result, the interest rate swap and cap were not disclosed.

Purposes for which derivative financial instruments are held or issued
----------------------------------------------------------------------

         The company has a limited use of derivative instruments primarily to mitigate interest rate and foreign currency exposures.

         Beginning January 1, 2001, the Company adopted Statement of Financial Accounting Standards No.133, "Accounting for Derivative Instruments and Hedging Activities." ("SFAS 133") as amended by SFAS No.137 and SFAS No.138. Under SFAS 133 as amended, all derivative instruments are recognized in the balance sheet at their fair values and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows or hedges of net investments. For derivatives qualifying as hedges of future cash flows or net investment, changes in fair value are recorded temporarily in equity and then recognized in earnings along with the related effects of the hedged items.

         The impact of adopting FAS 133 as of January 1, 2001 was limited since most derivatives held by the Company are foreign-exchange instruments which were already remeasured in earnings at closing spot rate under FAS 52. The cumulative adjustment on net income amounted to 225 (before tax) and related to a compound interest rate swap and an interest rate cap that does not qualify as hedging instruments under FAS 133.

         Currently, the Company hedges intra-group loans denominated in foreign currency with forward contracts. The intra-group loans are eliminated and the forward contracts are marked-to-market in earnings. As of December 2001, changes in fair value of forward exchange contracts amounted to 165.

         The Company hedges a foreign-currency variable rate deposit with a combined interest and currency swap ("CIRCUS"). This strategy is precisely documented in Note 8. The foreign-currency deposit is accounted at spot rate and the swap is marked-to-market in earnings (natural hedge). As of December 2001, the CIRCUS impacted earnings by 1,039 (before tax).

         The Company hedges amounts outstanding under its credit facility with a compound interest rate swap that contains a written option component. Under FAS 133 such compound swap does not qualify for hedge accounting and is therefore remeasured at market value with a direct impact in earnings. As of December 31, 2001, the Company had no amounts outstanding under this credit facility.

         The Company also hedges a variable leasing debt with an interest rate cap for which the Company elected not to apply hedge accounting. Such cap was therefore remeasured at market value with a direct impact in earnings. As of December 31, 2001, the impact of the interest rate swap and cap amounted to 158 (before tax).

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands of euro except per share amounts)

18.   SUPPLEMENTAL CASH FLOWS INFORMATION

                                                                                         Years ended December 31,
                                                                                    ------------------------------------
                                                                                      2001          2000          1999
                                                                                    --------      --------      --------
                                                                                              (In Euro 000's)
     Cash paid for interest .................................................         22,302        30,006        14,519
     Cash paid for income taxes .............................................         45,432        38,292        33,234
     Non Cash items:
        Equipment purchased under capital lease .............................            971         5,501         3,974
        Increase in shareholders' equity related to conversion of bonds .....
           Convertible debt carrying amount net of deferred issue expenses ..          1,878        95,478        44,884
           Interest expenses ................................................              1           656           673
           Deferred tax transferred to equity ...............................            --           (251)         (269)
     Increase in shareholders' equity related to:
           Snyder acquisition ...............................................            --      2,058,343           --
           Media Planning Group acquisition .................................        442,000           --            --
           Circle.com acquisition ...........................................         27,869           --            --

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands of euro except per share amounts)

19.      COMMITMENTS AND CONTINGENCIES

Commercial commitments:

         One of the Company's subsidiaries purchases marketing rights from its clients, which are primarily soccer and rugby clubs, for periods from one to seven years, and then re-sells those rights to sponsors. At December 31, 2001, these purchases amounted to 68,585 and this subsidiary had received commitments from sponsors of 17,390.

Estimated maximum obligations under earn-outs / buy-outs:

         In connection with business combinations, the Company typically enters into agreements with some or all of the selling shareholders that provide for "earn-out" payments. These payments are contingent consideration based upon a multiple of future earnings of the acquired company. In the case of partial acquisitions, the purchase contracts generally include put and call "buy-out" provisions under which the minority shareholders may require that the Company buy their interests in the acquired company or the Company may require the minority shareholders to sell to the Company their interests in the acquired company. The earn-out and buy-out payments are generally based upon a formula using a multiple of future earnings, with the multiple in some cases increasing when organic growth or profitability exceed specified thresholds. In determining the estimated maximum obligations under both earn-outs and buy-outs, the applicable earn-out or buy-out formula has been applied to the latest available earnings data or estimates using the highest earnings multiple provided by the formula. At December 31, 2001, the total commitment is estimated at 266,480.

         The other commitments are described in Note 8, 9 and 15.

Contingencies:

         Circle.com

     On June 4, 2001, two holders of Circle.com common stock filed a purported class action lawsuit in Delaware Chancery Court against Snyder Communications, the Company and each director of the Company and Snyder Communications. The lawsuit sought a preliminary and permanent injunction, or, alternatively, monetary damages. The lawsuit alleges that the Company and the board of directors of Snyder Communications breached their fiduciary duties owed to the Circle.com stockholders when considering and negotiating the proposed merger of Snyder Communications with one of the subsidiaries of the Company by failing to create an independent negotiating structure, failing to seek truly independent advice, concealing material information from the Circle.com stockholders, and unfairly timing the proposed merger to the disadvantage of the Circle.com stockholders. Subsequent to the filing of the lawsuit, each director of the Company was dismissed from the lawsuit. In addition, the purported representatives of the purported Circle.com stockholder class withdrew their application for a preliminary injunction and expedited discovery and the Company agreed to waive any objection to jurisdiction it may otherwise assert under French law, and, in the event the court enters a judgment for money damages in favor of Circle.com stockholders, to waive any right we may have under French law to assert that such judgment is not enforceable against the Company and any defendant indemnified by the Company. In August 2001, Snyder Communications, its directors and the Company filed an answer in the lawsuit and responded to requests for the production of documents.

     Snyder Communications, the Company and the directors of Snyder Communications and the Company deny all liability with respect to the claims alleged in the complaint and believe those claims to be without merit. Snyder Communications and the other defendants to the lawsuit intend to defend themselves vigorously in such action.

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands of euro except per share amounts)

     Verizon settlement

     A case involving claims by Snyder Communications for declaratory relief as to alleged indemnification obligations set forth in their agreements with Verizon Select Services and counterclaims by Verizon for indemnification, declaratory relief, and damages was filed in April 2001, as a result of two investigations by Florida agencies into the parties' business and marketing practices. Verizon demanded that Snyder Communications indemnify it for all liabilities, costs and expenses incurred as a result of the two Florida Investigations. In their December 2001 Settlement Agreement, the Company and Snyder Communications agreed to pay an aggregate amount of $1,052,500 to Verizon in a series of installments, with the final payment due on February 15, 2003.

     The Settlement Agreement does not release Snyder Communications, its subsidiaries or the Company from further liability for indemnification if a class action is filed against Verizon in Florida on or before October 31, 2002. To the knowledge of the Company, no such action has been filed to date. In the event any proceedings are initiated or any claims made, the Company intends to defend itself vigorously and does not believe that any such action would have a material adverse effect on its business, financial condition or future results of operations.

Snyder Communications LP class action lawsuit

     Former employees of Snyder Communications LP have filed a purported class action lawsuit in the Texas State Court. The motion to certify the purported class of former employees in Texas has not yet been decided by the Texas court and Snyder Communications has a motion for summary judgment pending in this action. The lawsuit alleges, in substance, that Snyder improperly denied commission payments to former employees in connection with alleged sales in telephone solicitation campaigns. Snyder Communications denies all liability with respect to the claims alleged in this case and believes the claims to be without merit. Snyder Communications intends to defend itself vigorously against these actions.

     The Company is also from time to time involved in legal actions in the ordinary course of its business. The Company is not aware of any pending or threatened litigation, arbitration or administrative proceedings relating to claims or amounts which (individually or in the aggregate) the Company believes are likely to have a material adverse effect on our business, financial condition or future results of operations. Any litigation, however, involves risk and potentially significant litigation costs, and therefore the Company cannot give any assurance that any litigation which may arise in the future will not have a material adverse effect on its business, financial condition or future results of operations.

20.   RESERVE FOR DOUBTFUL ACCOUNTS

     Change in the Company's reserve for doubtful accounts for the years ended December 31, 2001 and 2000 were as follows:

                               Charge to
                      Opening  Costs and                          Other     Closing
                      Balance   Expense   Reversal  Deductions  Movements   Balance
                      -------  ---------  --------  ----------  ---------   -------
    Year 2001 .....   (36,602)   (13,272)    1,528       8,528    (14,338)  (54,156)
    Year 2000 .....   (15,573)    (9,586)      578       2,929    (14,950)  (36,602)

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands of euro except per share amounts)

21.   SUBSEQUENT EVENTS

     21.1. Havas

         On May 23, 2002, the shareholders of the Company approved the change of the name of the Company from "Havas Advertising" to "Havas". The Company also changed its Nasdaq National Market ticker symbol from HADV to HAVS. The Company acquired the name "Havas" from Vivendi Universal Publishing on March 31, 2002 for an amount of 4,574.

     21.2. Convertible bonds

         On May 22, 2002, the Company issued 41,860,465 unsecured convertible and/or exchangeable bonds, each with a nominal value of (euro)10.75, for an aggregate principal amount of 450,000. The Company received net proceeds of approximately 443,700 from this issuance. The coupon rate of the bonds is 4.0% per annum, payable annually in arrears on January 1 of each year, beginning January 1, 2003, and the gross yield to maturity also is 4.0% per annum, assuming no conversion or redemption occurs prior to maturity. The implicit interest rate, including issue costs, is 4.4% per annum. The bonds have a maturity date of January 1, 2009. Each bond is exercisable at any time at the option of the holder for one Havas share, subject to specified anti-dilution adjustments, which exercise may, at the Company's option, be a conversion for a newly issued share, an exchange for a treasury share or a combination thereof. The bonds have a redemption value at maturity equal to their nominal value. Each bond may be redeemed at the option of the holder on January 1, 2006 at its nominal value plus accrued interest. The Company has the option to redeem all, but not less than all, of the outstanding bonds between January 1, 2005 and December 31, 2008 at their nominal value plus accrued interest if the product of
(1) the conversion/exchange ratio and (2) the arithmetic mean of the closing prices of Havas shares on Euronext Paris during 20 consecutive trading days chosen by the Company from among the 40 trading day period preceding publication of a notice of early redemption, exceeds 125% of the nominal value of the bonds. The Company also have the option to redeem, all, but not less than all, of the bonds at their nominal value plus accrued interest at any time when less than 10% of the bonds issued remain outstanding. In connection with this issuance, the Company agreed not to give any other bonds any preference over the bonds, or reduce its share capital or alter the way the Company allocate profits.

      21.3. Changes in the Conversion/Exchange Ratio of Our Convertible and/or Exchangeable Bonds.

      Under the terms of the anti-dilution provisions of the Company's three series of convertible and/or exchangeable bonds, the applicable conversion/exchange ratio automatically will be adjusted upon the payment of the Company's annual dividend to shareholders on or about June 11, 2002. The Company's shareholders approved the declaration and payment of its annual dividend at the shareholders' meeting on May 23, 2002. The amount of the dividend will be (euro)0.255 per share, of which (euro)0.17 represents the net dividend and (euro)0.085 is the French avoir fiscal tax credit. Immediately after the Company pays of its annual dividend, the conversion/exchange ratio for each series of its convertible and/or exchangeable bonds will be equal to the product of (1) the conversion/exchange ratio in effect before the payment of the dividend, and (2) an amount equal to (A) the arithmetic mean of the closing prices of Havas shares on Euronext Paris during 20 consecutive trading days chosen by the Company from among the 40 trading day period preceding the date of the dividend payment (the "Pre-Payment Share Value") and (B) the Pre-Payment Share Value minus the net dividend of (euro)0.17. The conversion/exchange ratio for each series of its convertible and/or exchangeable bonds remains subject to future anti-dilution adjustments.

                                  EXHIBIT INDEX


Exhibit No.                             Description
-----------      ---------------------------------------------------------------
    1.1*         Statuts (bylaws) of Havas (English translation).

    2.1 Form of Deposit Agreement among Havas, Morgan Guaranty Trust Company of New York and all holders from time to time of Havas ADSs (incorporated by reference to Exhibit 4.1 to Havas's registration statement on Form F-4 (Reg. No. 333-43362)).

    2.2 Note d'Operation (Prospectus) dated February 3, 1999 for the issuance of convertible bonds by Havas (English translation) (incorporated by reference to Exhibit 4.2 to Havas's registration statement on Form F-4 (Reg. No. 333-43362)).

    2.3 Note d'Operation (Prospectus) dated December 12, 2000 for the issuance of convertible bonds by Havas (English translation) (incorporated by reference to Exhibit 4.3 to Havas's registration statement on Form F-4 (Reg. No. 333-59880).

    4.1 Fourth Amendment to Lease dated January 1, 2000 between EWDB North America Inc. and The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York (incorporated by reference to Exhibit 4.1 to Havas's annual report on Form 20-F for the year ended December 31, 2000).

    4.2 Protocol Agreement and Commercial Lease dated as of April 2, 2001 between Havas Advertising and Suresnes Immobilier (English summary) (incorporated by reference to Exhibit 4.2 to Havas's annual report on Form 20-F for the year ended
                 December 31, 2000).

    4.3 Agreement and Plan of Merger dated February 5, 2001 among Havas, HAS Acquisition II Corporation and Snyder
                 Communications (incorporated by reference to Exhibit 2.1 to Havas's registration statement on Form F-4 (Reg. No. 333-59880)).

    4.4 Amendment No. 1 to Agreement and Plan of Merger dated May 14, 2001 among Havas Advertising, HAS Acquisition II Corporation and Snyder Communications (incorporated by reference to Exhibit 2.1A to Havas's registration statement on Form F-4 (Reg. No. 333-59880)).

    4.5 Amended and Restated Agreement and Plan of Merger dated as of August 3, 2000 among Havas Advertising, HAS Acquisition Corporation and Snyder Communications (incorporated by reference to Exhibit 2.1 to Havas's registration statement on Form F-4 (Reg. No. 333-43362)).

    4.6 Second Supplemental and Amendment Agreement to the Merger Agreement dated October 5, 1999 among Advertising Antwerpen B.V., Cantabro Catalana de Inversiones, S.A., Compania de Cartera e Inversiones, S.A., Deya, S.A., Havas S.A., Havas International S.A., Martinez-Rovira Family and Media
                 Planning Group S.A. (incorporated by reference to Exhibit 2.4 to Havas's registration statement on Form F-4 (Reg. No. 333-43362)).

    4.7 Agreement to Contribute dated as of January 20, 2001 between Havas and Advertising Antwerpen B.V., Banco Santander Central Hispano, S.A., Compania de Cartera e Inversiones S.A., Deya S.A., Mr. Jose Martinez-Rovira Vidal, Mrs. Maria Luisa Munoz Alvarez, Mrs. Cristina Martinez-Rovira Munoz, Mrs. Sandra Martinez-Rovira Munoz and Havas S.A. (incorporated by reference to Exhibit 2.7 to Havas's registration statement on Form F-4 (Reg. No. 333-59880)).

    4.8 Trademark License Agreement dated December 7, 1999 between Havas S.A. and Havas Advertising (English translation) (incorporated by reference to Exhibit 10.6 to Havas's registration statement on Form F-4 (Reg. No. 333-43362)).

    4.9 Guaranty dated as of February 20, 2000 by EDWB North America, Inc. in favor of Snyder Communications (incorporated by reference to Exhibit 10.9 to Havas's registration statement on Form F-4 (Reg. No. 333-43362)).

    4.10 U.S. $400,000,000 Multi-currency Term Loan Facility dated as of May 18, 2000 among Havas Advertising, Havas Advertising International SA, HAS Acquisition Corp. and EWDB North
                 America Inc., as borrowers, the guarantors listed in
                 Schedule 2 to the Loan Facility, as guarantors, the lenders listed in Schedule 1 to the Loan Facility, J.P. Morgan Securities Ltd. and Societe Generale, as arrangers, and Morgan Guaranty Trust Company of New York, as agent (incorporated by reference to Exhibit 10.10 to Havas's registration statement on Form F-4 (Reg. No. 333-43362)).

    4.11 Loan Amendment Agreement dated as of June 15, 2000 among Havas, as borrower's agent, Morgan Guaranty Trust Company of New
                 York and Societe Generale, as lenders, J.P. Morgan
                 Securities Ltd. and Societe Generale, as arrangers, and Morgan Guaranty Trust Company of New York, as agent (incorporated by reference to Exhibit 10.11 to Havas's registration statement on Form F-4 (Reg. No. 333-43362)).

    4.12 Guarantee and Indemnity dated as of June 15, 2000 among Havas, Havas Advertising International SA, HAS Acquisition Corp., EWDB North America Inc. and Evelink plc, as guarantors, and Morgan Guaranty Trust Company of New York, as agent (incorporated by reference to Exhibit 10.12 to Havas's registration statement on Form F-4 (Reg. No. 333-43362)).

    4.13 Trademark License Agreement dated October 2, 2000 by and between Havas S.A. and Havas Advertising (English translation) (incorporated by reference to Exhibit 2.1 to Havas's registration statement on Form F-4 (Reg. No. 333-59880)).

    4.14 Registration Rights Agreement dated as of May 14, 2001 among Acacia ISP, S.L., Banco Santander Central Hispano,
                 S.A., Compania de Cartera e Inversiones S.A., Deya S.A.,
                 Jose Martinez-Rovira Vidal, Maria Luisa Munoz Alvarez,
                 Cristina Martinez-Rovira Munoz and Sandra Martinez-Rovira
                 Munoz (incorporated by reference to Exhibit 4.14 to Havas's annual report on Form 20-F for the year ended December 31, 2000 (SEC File No. 01-16081)).

    4.15* Trademark Sales Agreement dated December 5, 2001 between Havas and Vivendi Universal Publishing (English translation).

    4.16*        Agreement dated October 11, 1991 between Media Planning, S.A.
                 and Gestora de Viviendas (English translation).

    4.17* Services Agreement dated April 16, 2002 between Intermedia Management Services, A.G. and Fernando Rodes Vila.

    4.18* Supplemental Agreement No. 1 to the Memorandum of Understanding of April 2, 2001 dated May 3, 2002 between Suresnes Immobilier and Havas (English translation).

    4.19* Final Prospectus dated May 15, 2002 for the issuance of convertible and/or exchangeable bonds by Havas (English translation).

    8.1*         List of subsidiaries.

   10.1* Assurances letter dated May 24, 2002 from Havas regarding the audit of Barbier Frinault & Associes.
---------------
*    Filed herewith.