Form 20-F
period 2002-12-31
HAVAS
filed 2003-05-20
CIK 1107470

As filed with the Securities and Exchange Commission on May 20, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

|  |             REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|X|            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended December 31, 2002

OR

|  |             TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-16081

HAVAS

(Exact name of Registrant as specified in charter)

Republic of France
(Jurisdiction of incorporation or organization)

2 allée de Longchamp
92150 Suresnes, France
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one	Nasdaq National Market
ordinary share, nominal value €0.40 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2002: 295,589,481 ordinary shares, nominal value €0.40 per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X|  No |  |

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 |  | Item 18 |X|

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, relating to our business and the industry and sectors in which we and our subsidiaries operate. In particular, among other statements, the statements in Item 4 “Information on the Company” with regard to management objectives, industry trends, market standing and business risks, the statements in Item 5 “Operating and Financial Review and Prospects” with regard to trends in results of operations, margins and overall market trends, the statements in Item 8 “Financial Information” relating to legal proceedings and the statements in Item 11 “Quantitative and Qualitative Disclosures about Market Risk” are forward-looking in nature. Forward-looking statements can be identified by the use of forward-looking words, such as “may,” “will,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “expect,” “intend,” “continue,” “potential,” “opportunity,” “objective,” “goal” or the negative of those terms or other variations of those terms or comparable words or expressions. By their nature, forward-looking statements involve risks and uncertainties because they are based on our current expectations, estimates, projections and assumptions concerning events and circumstances that will occur in the future. There are a number of factors that could cause our actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include the following:

•

the general economic conditions in our principal markets, including any economic disruption or uncertainty resulting from geopolitical events or terrorist attacks or similar events that may occur in the future;

•

the level of worldwide spending on advertising and communications services by advertisers;

•

our ability to retain existing clients and attract new ones;

•

the unanticipated loss of an important client or a portion of an important client’s business, changes in the advertising and communications services budgets of clients, and the financial performance and condition of clients;

•

our ability to retain key personnel while continuing to control labor costs;

•

the impact of competition in our industry;

•

our ability to implement our growth strategy and to successfully integrate businesses we acquire; and

•

our ability to adjust to the changing trends in our industry.

Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events or circumstances.

NON-U.S. GAAP FINANCIAL INFORMATION

This annual report on Form 20-F contains financial information calculated and presented in accordance with generally accepted accounting principles in France, which we refer to as French GAAP, as well as financial information calculated on a “pro forma” basis, including information that is restated to exclude the impact of specified historical events. Because this financial information by its very nature is not calculated and presented in accordance with generally accepted accounting principles in the United States, which we refer to as U.S. GAAP, it should not be viewed as a substitute for, and should be read in conjunction with, our audited consolidated financial statements and the notes to the financial statements included in this annual report.

PART I

ITEM 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.         OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.         KEY INFORMATION

3.A     Selected financial data

The following tables summarize our selected financial data and are qualified in their entirety by reference to, and should be read in conjunction with, our audited consolidated financial statements and the notes to the financial statements included in this annual report. The historical financial data for the years ended and as of December 31, 2002, 2001, 2000, 1999 and 1998 have been derived from our audited consolidated financial statements prepared using U.S. GAAP.

The 1998 historical financial data were previously presented in French francs and are now presented in euro. Solely for the convenience of the reader, these historical financial data denominated in French francs, which we sometimes refer to as FF, have been translated into euro using the fixed conversion rate applicable as of January 1, 1999 (€1.00 = FF6.55957). The historical financial data for the year ended and as of December 31, 2002 are shown translated into U.S. dollars at the noon buying rate of €1.00 = $1.0485 on December 31, 2002. (Source: Federal Reserve Bank of New York.) See Note 2 to our audited consolidated financial statements beginning on page F-7 of this annual report for further information.

	For the Years Ended December 31,						For the Years Ended December 31,

	2002	2002	2001	2000	1999	1998	2002	2001	2000	1999	1998

	U.S. GAAP (in thousands, except per share data)						French GAAP (in thousands, except per share data)

	($)			(€)			(unaudited) (€)
Consolidated Statement of Operations Data:
Net revenues	$2,106,061	€2,008,643	€2,170,121	€1,643,640	€1,124,380	€872,767	€1,987,446	€2,241,418	€1,795,551	€1,208,085	€874,407
Operating income (loss)	(226,309)	(215,840)	(146,370)	114,605	73,014	39,806	228,855	233,978	250,394	157,529	106,807
Net income (loss) before effect of change in accounting principle	(327,464)	(312,318)	(174,909)	29,408	25,225	(11,245)	23,461	(57,777)	89,224	56,106	45,486
Net income (loss)	(1,502,623)	(1,433,118)	(174,909)	29,408	25,225	(11,245)	23,461	(57,777)	89,224	56,106	45,486
Net income (loss) per share:
Basic(1)	(5.10)	(4.86)	(0.62)	0.16	0.18	(0.09)	0.08	(0.21)	0.49	0.40	0.36
Diluted(1)	(5.10)	(4.86)	(0.62)	0.15	0.16	(0.09)	0.08	(0.21)	0.43	0.34	0.34
Dividend per share(1)(2)	0.14	0.14	0.26	0.26	0.23	0.19	0.14	0.26	0.26	0.23	0.19

______________

(1)      Per share data have been adjusted for the 20-for-1 stock split that occurred on May 26, 2000.

(2)      These amounts reflect the dividend accrued for the year indicated, including the French avoir fiscal (before deduction of any French withholding tax). Actual payment of the annual dividend for each fiscal year occurs following our annual meeting of shareholders in the subsequent year. For an explanation of the French avoir fiscal, see “Taxation — French taxation — Taxation of dividends — Equalization tax (précompte) and avoir fiscal” beginning on page 65 and “Taxation — Taxation of U.S. investors — Taxation of dividends — Withholding tax and avoir fiscal” beginning on page 67.

	As of December 31,						As of December 31,

	2002	2002	2001	2000	1999	1998	2002	2001	2000	1999	1998

	U.S. GAAP (in thousands, except per share data)						French GAAP (in thousands, except per share data)

	($)	(€)					(unaudited) (€)
Consolidated Balance Sheet Data:
Current assets	$2,861,152	€2,728,804	€2,723,656	€2,204,323	€1,270,094	€1,252,146	€2,709,549	€2,768,812	€3,372,839	€2,170,483	€1,406,293
Total assets	5,595,825	5,336,981	7,091,239	5,793,673	2,286,846	1,912,506	5,107,626	5,331,873	5,241,344	3,231,289	2,099,372
Financial debt(1)	1,532,707	1,461,809	1,085,941	1,121,105	459,010	209,909	1,459,445	1,169,470	1,128,860	680,691	316,922
Shareholders’ equity	1,411,946	1,346,634	3,048,655	2,666,321	537,710	434,412	1,165,485	1,381,910	1,040,228	643,097	524,873
Number of shares outstanding (2)	305,219,028	305,219,028	304,320,312	266,496,567	151,889,560	143,838,440	305,219,028	304,320,312	266,496,567	151,889,560	143,838,440

______________

(1)      Our financial debt consists of short-term and long-term bank debt, three series of convertible and/or exchangeable bonds and capitalized lease obligations.

(2)      Number of shares outstanding has been adjusted for the 20-for-1 stock split that occurred on May 26, 2000.

As required by Statement of Financial Accounting Standards, which we refer to as SFAS, No. 142, beginning with our 2002 results, goodwill and other intangible assets that have indefinite lives are not amortized but instead are subject to a yearly impairment test due to a change in U.S. GAAP. See Note 2.8 to our 2002 consolidated financial statements beginning on page F-8 of this annual report for more information. To make our U.S. GAAP results for the years ended December 31, 2001 and 2000 more directly comparable to the U.S. GAAP results for the year ended December 31, 2002, in the table that follows, we adjusted our historical results for 2001 and 2000 to eliminate amortization of goodwill and other intangible assets for these years and the related tax impacts.

	2001	2000

	(in € thousands, except per share data)
Net income (loss), as reported	(174,909)	29,408
Add back: goodwill amortization	105,895	41,291
Net income (loss), as adjusted	(69,014)	70,699
Net income (loss) per share, basic, as reported	(0.62)	0.16
Net income (loss) per share, basic, as adjusted	(0.25)	0.39
Net income (loss) per share, diluted, as reported	(0.62)	0.15
Net income (loss) per share, diluted, as adjusted	(0.25)	0.35

Exchange rate information

Euro into U.S. dollars

The exchange rate for the euro against the U.S. dollar at May 16, 2003 was €1.00 to $1.18 at the noon buying rate. (Source: Federal Reserve Bank of New York.) The following table sets forth the high, low and average exchange rates for the euro against the U.S. dollar in each of the last four years and in each of the last six months. For 1998, the table reflects the average, high and low exchange rates for the French franc against the U.S. dollar.

	High	Low	Average (1)

Euro to U.S. Dollar:	($)	($)	($)

April 2003	1.1180	1.0621	1.0822
March 2003	1.1062	1.0545	1.0797
February 2003	1.0875	1.0708	1.0785
January 2003	1.0861	1.0361	1.0622
December 2002	1.0485	0.9927	1.0193
November 2002	1.0139	0.9895	1.0013

	High	Low	Average (1)

Euro to U.S. Dollar:	($)	($)	($)

2002	1.0485	0.8594	0.9495
2001	0.9535	0.8370	0.8909
2000	1.0335	0.8270	0.9207
1999	1.1812	1.0016	1.0588

French Franc to U.S. Dollar:
1998	0.1690	0.1856	0.1896

______________

(1)      Monthly averages represent the average of the noon buying rates for euros for each business day during the relevant month. Annual averages represent the average of the noon buying rates for euro or French francs, as the case may be, on the last business day of each month during the relevant year. (Source: Federal Reserve Bank of New York.)

French francs into euro

All translations of amounts in French francs into euro appearing in this annual report have been made at €1.00 = FF6.55957, the fixed conversion rate adopted by the Council of the European Union pursuant to the Treaty on European Union signed in 1992, known as the Maastricht Treaty. These translations should not be construed as a representation that the French franc amounts actually represent the euro amounts or could be converted into euro at that rate.

On January 1, 1999, eleven member states of the European Union, Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain, which we refer to as the European Monetary Union, introduced the euro as their common legal currency for “paperless” transactions. From that date until February 28, 2002, funds denominated in the currency of one participating member state were convertible into the currency of another participating member state based on a fixed conversion rate. The fixed conversion rate for the French franc against the euro was FF6.55957 to €1.00 (or €0.1524 to FF1.00). On January 1, 2001, Greece joined the European Monetary Union. On January 1, 2002, the euro became the official legal tender for cash transactions in all member states of the European Monetary Union. On February 28, 2002, the euro became the sole legal tender for the member states participating in the European Monetary Union. The national currencies of those member states were then withdrawn from circulation.

3.B      Capitalization and indebtedness

Not applicable.

3.C     Reasons for the offer and use of proceeds

Not applicable.

3.D     Risk factors

You should carefully consider all of the information set forth in this annual report and in the following risk factors. The risks below are not the only ones we face. Additional risks not currently known by us or that we currently deem immaterial may also significantly impair our business operations. If any of the following risks actually occurs, our business, prospects, financial condition, results of operations, ability to service and re-finance debt and ability to pay expected dividends to shareholders could be materially adversely affected. In any such case, the market price of our American Depositary Shares, or ADSs, could decline and you could lose all or part of your investment in our company. This annual report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of various factors, including the risks we face as described below and elsewhere. See “Forward-Looking Statements” on page 1.

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

In each of 2001 and 2002, the downturn in the overall economy was accompanied by a severe drop in demand for services in our industry, which had a material adverse affect on our results of operations for each year. We cannot assure you that the conditions in our industry and the overall economy will improve in 2003, or that a further decline in our industry or the economy, or economic disruption or uncertainty resulting from geopolitical events or terrorist attacks or similar events, will not have a material adverse affect on our prospects, business, financial condition or results of operations.

Our typical contracts provide clients with the right to cancel for any reason, which has enabled clients to move freely to other agencies, and which has resulted and may continue to result in lost revenues.

Our clients typically have the right to cancel contracts with us for any reason upon prior written notice, usually ranging from 90 days to 180 days. Clients are also generally free to move from one agency to another with relative ease. As is typical in the advertising and communications services industry, we have lost or resigned client accounts and assignments in the past for a variety of reasons, including conflicts with newly acquired clients, and we may continue to lose or resign client accounts in the future for similar or other reasons. In addition, clients generally are able to reduce advertising and communications services spending or cancel projects at any time for any reason. We may not successfully replace revenues stemming from clients that leave or significantly reduce their spending on advertising and communications services. Any loss of one or more of our largest clients could harm our results of operations, slow our growth and cause a decline in our revenues.

We may be unable to collect balances due from any client that files for bankruptcy or becomes insolvent.

We generally provide advertising and communications services to our clients in advance of our receipt of payment. The invoices for these services are typically payable within 30 to 60 days. In addition, we commit to media and production purchases on behalf of some of our clients. If one or more of our clients files for bankruptcy, or becomes insolvent or otherwise is unable to pay for the services we provide, we may be unable to collect balances due to us on a timely basis or at all. In addition, in that event, media companies may look to us to pay for media purchases to which we committed as an agent on behalf of these clients.

On July 21, 2002, WorldCom, Inc., one of our significant clients, filed for reorganization under Chapter 11 of the United States Bankruptcy Code. We provide both media and advertising services to WorldCom and its subsidiary, MCI WorldCom, which we refer to collectively as WorldCom. With respect to media purchases on behalf of WorldCom, we had outstanding pre-bankruptcy petition receivables of approximately $36.1 million as of December 31, 2002 and in parallel, we had outstanding pre-bankruptcy petition media payables for the media space reserved on behalf of WorldCom of approximately $36.9 million as of December 31, 2002. With respect to commissions and advertising production work, we had outstanding pre-bankruptcy petition receivables of approximately $10.4 million as of December 31, 2002. See “Item 5. Operating and Financial Review and Prospects — Overview — Bankruptcy of WorldCom, Inc.” beginning on page 23.

We may need to make further impairment charges, which could have an adverse impact on our financial condition.

During 2002, we recorded significant goodwill impairment charges. As of December 31, 2002, there was approximately €2,424 million of goodwill and other intangible assets on our balance sheet. We periodically evaluate the realizability of all of our goodwill and other intangible assets. Future events, including strategic decisions of our company, could cause us to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss would have an adverse impact on our reported earnings in the period of such charge. Any future substantial impairment charge could adversely affect our financial condition and adversely affect our liquidity.

We are facing increased competition from existing multinational advertising and communications services companies as well as new competitors in related industries, which may harm our performance.

The advertising and communications services industry is highly competitive, and we expect it to remain so. Our principal competitors in the advertising, direct marketing and related businesses are other large multinational advertising and communications services companies, as well as numerous smaller agencies that operate only in a small number of local markets, regions or countries. In addition, with respect to media planning and media buying activities, we compete with divisions of other large multinational advertising and communications services companies as well as specialized media buying and planning companies. We also have encountered competition from some consulting firms that have developed practices in marketing and communications. New competitors also include smaller companies such as systems integrators, database marketing and modeling companies and telemarketers, which offer technological solutions to marketing and communications issues faced by clients. As a result of the increasingly competitive environment, we may lose clients and potential clients to our competitors, which would negatively affect our growth and harm our business.

We have lost client accounts in the past and may continue to lose accounts in the future as a result of clients imposing mandatory periodic open competitions, which may cause our revenues to decline and our business to suffer.

In the advertising and communications services industry, some clients require agencies to compete for business at mandatory periodic intervals. We have lost client accounts in the past as a result of mandatory periodic open competitions. To the extent that our existing clients continue to require us to participate in open competitions to maintain accounts, it increases the risk of losing those accounts, which losses would harm our business and reduce our revenues.

If we fail to attract and retain qualified key creative, research, media and account personnel, our operating results may suffer.

Our success depends significantly on the skills of our creative, research, media and account personnel and their relationships with our clients. These employees may resign from their positions at any time. Many of these employees may be difficult to replace. If we lose one or more key personnel, we may not be able to find suitable replacements and we may lose important clients, which may negatively affect our ability to sustain and grow our business. In addition, since demand among advertising and communications services companies for qualified personnel is very high, we may have to increase the salaries, bonuses, fringe benefits and other compensation we offer to our personnel, which may negatively affect our operating results.

If we lose the services of one or more key management personnel, our ability to manage and coordinate our diverse group of businesses, which could harm our performance.

We depend on the services of our senior management team to manage and coordinate the global activities of our three principal operating divisions and our specialized agencies and to implement our business strategies. The services provided by our senior management team are critical to our success, and the members of our senior management team would be difficult to replace. The members of our senior management team may resign from their positions at any time. Loss of the services of one or more members of our senior management team could seriously disrupt our ability to manage and coordinate effectively the global activities of our three principal operating divisions and our specialized agencies and to implement our business strategies.

An important component of our business strategy has been external growth through acquisitions, which involves numerous risks and could result in shareholder dilution.

We acquired more than 40 companies in 1999, more than 35 companies in 2000 and more than 20 companies in 2001. Although the pace of our acquisitions slowed substantially in 2001, we intend to continue to pursue acquisitions in the future, some of which could be significant, to enhance our capabilities and expand our geographic reach. Acquisitions involve a number of risks, including:

•          the difficulty of integrating the activities, technologies and service offerings of the acquired businesses;

•          the diversion of our management’s resources to difficult integration issues rather than the other aspects of our businesses;

•          the management of physically and culturally distant and diverse entities;

•          the possible loss of key personnel in the businesses acquired;

•          the failure of acquired companies to perform as expected; and

•          the loss or resignation of business due to client conflicts.

Failure to overcome these risks or other problems encountered in any of our acquisitions could slow our growth or lower the quality of our services, which could reduce customer demand and harm our revenues and operating results.

In addition, we may pay the purchase prices of some of our acquisitions by issuing Havas shares or ADSs, which could result in dilution to our current shareholders. We may also incur additional debt and contingent liabilities and recognize increased amortization or impairment expenses related to goodwill and other intangible assets in connection with our acquisitions, which could negatively affect our financial condition and our operating results.

We have substantial scheduled debt payments and may not be able to refinance debt at maturity.

Our business is subject to risks normally associated with debt financing. Cash flow could be insufficient to meet required payments of principal and interest as well as pay expected dividends to our shareholders. We may not be able to refinance existing debt, which in many cases requires substantial principal payments at maturity, and, even if we can, the terms of a refinancing might not be as favorable as the terms of existing debt. The total principal amount of our outstanding financial debt, which consists of short-term and long-term bank debt, three series of convertible and/or exchangeable bonds, and capitalized lease obligations, was approximately €1.5 billion as of December 31, 2002. Based on the bonds outstanding at April 30, 2003 from our three series of convertible and/or exchangeable bonds, and assuming no conversion, exchange or repurchase prior to maturity, we would be required to pay €88.6 million when the first series matures on January 1, 2004, an additional €666.2 million when the second series matures on January 1, 2006, and an additional €450 million when the third series matures on January 1, 2009, or on January 1, 2006 if the holders of the third series exercise their early redemption option. If principal, premium and interest payments due at maturity on any of our financial debt cannot be refinanced, extended or paid with proceeds of other capital transactions, including new equity capital, cash flow may not be sufficient in all years to repay all maturing debt.

Fluctuations in the exchange rates between the euro and the various currencies in which we conduct business may adversely affect our operating results and the value of our ADSs.

We record the revenues and expenses of our local operations in their home currencies and translate these amounts into euro. As a result, fluctuations in foreign currency exchange rates in markets where we derive significant revenues or have significant operations may adversely affect our revenues, expenses and results of operations as well as the value of our assets and liabilities as reported in euro. Fluctuations may also adversely affect the comparability of period-to-period results. For example, the value of the U.S. dollar declined in relation to the euro during 2002 and at December 31, 2002 was approximately 15.1% lower than its value to the euro at the beginning of 2002. Since each U.S. dollar converted to fewer euro, our revenue expressed in euro has been reduced during this period. In addition, the currencies of many Latin American countries, including Argentina, Brazil and Mexico in particular, have experienced substantial devaluation and volatility in the past.

Moreover, a decline in the following values may adversely affect the value of our ADSs:

•           the U.S. dollar equivalent of the euro trading price of our shares in France, which may consequently cause the trading price of our ADSs in the United States also to decline;

•           the U.S. dollar equivalent of the proceeds that a holder of our ADSs would receive upon the sale in France of any of our shares withdrawn from the depositary for the ADSs; and

•           the U.S. dollar equivalent of cash dividends paid in euro on our shares represented by the ADSs.

Political and economic instability in Latin American and Asia-Pacific markets may disrupt our operations and adversely affect our results.

We derived approximately 7.3% of our revenues in 2002 from Latin American and Asia-Pacific markets, and the portion of our revenues from these markets may increase in the future. Both Latin America and the Asia-Pacific region have experienced periods of political and economic instability, historically as well as recently, and experience has shown that negative economic or political developments in one country in a region can lead to or exacerbate economic or political crises elsewhere in the region. If these conditions were to re-occur, our business could be adversely affected.

Holders of our ADSs may have limited ability to influence the governance of our company.

Holders of our ADSs may have less ability to influence the governance of our company than direct holders of our shares. Holders of our ADSs may not receive voting materials in time from our depositary to ensure that they can instruct the depositary to vote their shares. In addition, our depositary’s liability to holders of our ADSs for failing to carry out voting instructions or for the manner of carrying out voting instructions is limited by contract.

If holders of our shares or ADSs fail to comply with the legal notification requirements under French law or our bylaws, they could be deprived of some or all of their voting rights and be subject to a fine, which could discourage a takeover of our company.

French law requires any person who acquires more than 5%, 10%, 20%, one-third, one-half or two-thirds of our outstanding shares or voting rights to file a report with us within 15 days of crossing the threshold percentage. Any person acquiring more than 10% or 20% of our share capital or voting rights must include in the report a statement of the person’s intentions relating to future acquisitions or participation in the management of our company for the following 12-month period. If any shareholder fails to comply with this notification requirement under French law, the shares or voting rights in excess of the relevant notification threshold will be deprived of voting power for up to two years on the demand of any interested party who has suffered a loss. In addition, all or part of the shareholder’s voting rights may be suspended for up to five years by the French commercial court, and the shareholder may be subject to a fine at the request of our chairman, any of our shareholders or the French Commission des Operations de Bourse, which we refer to as the COB.

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

These requirements and the consequences of any failure to abide by them could have the effect of discouraging or preventing a change in control of our company without the consent of our board of directors.

Regulatory restrictions in various countries in which we operate restrict specific types of services we offer to clients, which may harm our revenue and operating results.

Our agencies are located in numerous countries with different levels of governmental regulation relating to the advertising and communications services industry, including laws or regulations that:

•          prohibit various practices in our industry;

•          restrict the media, content, form or duration of advertising;

•          restrict the collection, use and disclosure of personal information;

•          assess fees, taxes or tariffs on advertisements; or

•          otherwise harm our business, financial condition and operating results.

For example, in France, media-buying activities are subject to specific regulations following the adoption in 1993 of Law No. 93-122, known as the “Loi Sapin.” The Loi Sapin profoundly redefined long-standing practices in the media industry in France and in particular the traditional role of advertising agencies. Since the introduction of the Loi Sapin, advertising agencies in France are no longer able to purchase advertising space from media providers and then resell the space on different terms to advertisers. In addition, media providers must bill advertisers directly for advertising space and agencies cannot receive any commissions or discounts directly from media providers. The Loi Sapin has had in the past, and we expect that it will continue to have, a significant negative financial impact on our media-buying activities in France.

As another example, in some of the markets in which we operate, including the United States, there are laws and regulations that impose significant liabilities upon advertisers and advertising agencies for false or misleading advertising. If any advertising that we create is found to be false or misleading, we could face potential liability.

As another example, laws and regulations in the European Union and a number of U.S. federal and states limit the collection, use and disclosure of personal information, including personal information regarding Internet users, students, minors and personal health matters. Due to our significant marketing services business, which relies on the collection and use of personal information, these laws and regulations, and any future laws and regulations, may substantially harm our operations or significantly reduce our revenues from marketing services.

Laws and regulations in France, the United States and other of our significant markets affecting our services could place us at a competitive disadvantage relative to other advertising and communications services companies having a larger portion of their business conducted in countries with less regulation of our industry.

Civil liabilities or judgments against our company or our directors or officers based on U.S. federal or state securities laws may not be enforceable in the U.S. or in France.

Holders of our shares or ADSs may not be able to effect service of process within the United States upon our directors and officers and our outside auditors. As a result, it may not be possible to enforce, in U.S. courts, judgments against these persons or against our company based on any civil liability provisions of the U.S. federal or state securities laws. In addition, civil liabilities based on U.S. federal or state securities laws may not be enforceable against our company and our directors and officers in France. If an original action is brought in France, based solely on U.S. federal or state securities laws, French courts may not have the necessary jurisdiction to grant the remedies sought. Actions for enforcement in France of judgments of U.S. courts rendered against these French persons would require them to waive their right under the French Civil Code to be sued only in France. We believe that none of these French persons has waived this right with respect to actions based solely on the U.S. federal or state securities laws.

We are subject to corporate disclosure standards in the U.S. that are less demanding than those applicable to some U.S. companies.

As a French company, we are not required to comply with the notice and disclosure requirements of the Exchange Act relating to the solicitation of proxies for shareholders’ meetings. Although we are subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of non-U.S. companies under the Exchange Act is more limited than the periodic disclosure required of U.S. companies. Therefore, there may be less publicly available information about our company than is regularly published by or about other public companies in the United States.

ITEM 4.         INFORMATION ON THE COMPANY

Overview

We are a global advertising and communications services company. With our headquarters located in Paris, two operating divisions headquartered in the United States and the third headquartered in Spain, we believe that we bring a multicultural approach to our business that distinguishes us from other major advertising and communication services companies. Through our worldwide networks, we offer a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, internal communications, sales promotion, design, television sponsorship, human resources, multimedia interactive communications and public relations. We have operations in 75 countries through our networks of agencies located in 47 countries throughout Europe, North America, the Asia-Pacific region and Latin America, as well as contractual affiliations with agencies in 28 additional countries.

We conduct our business largely through the following three principal operating divisions:

Euro RSCG Worldwide. From its divisional headquarters in New York, Euro RSCG Worldwide manages our principal international brand — Euro RSCG — and operates a network of agencies in Europe, the United States, Latin America and the Asia-Pacific region. Through this network, Euro RSCG Worldwide offers a broad range of advertising and communications services.

Arnold Worldwide Partners. With its divisional headquarters in Boston, Arnold Worldwide Partners offers a broad range of advertising and communications services through a network of agencies located in Europe, the United States, Canada, Brazil, China and Australia. Arnold Worldwide Partners emphasizes creativity in advertising and marketing techniques and seeks to establish a strong local identity in the markets it serves.

Media Planning Group. With its divisional headquarters in Barcelona, Media Planning Group provides media planning and buying services to its clients and operates primarily in Europe, Latin America and the United States. Media Planning Group also offers sports marketing services.

In addition to our principal operating divisions, we have a number of specialized agencies that operate primarily in the following three sectors:

•          marketing support;

•          human resources; and

•          corporate communications.

Although our company is organized into three principal operating divisions and a number of specialized agencies, we conduct our operations primarily through the following direct and indirect subsidiaries:

Name	Country of Formation	Our Ownership and Voting Interest

Havas International S.A.	France	100%
Havas North America, Inc.	U.S.	100%
Snyder Communications, Inc.	U.S.	100%
Arnold Worldwide Partners, LLC	U.S.	100%
Euro RSCG Worldwide, Inc.	U.S.	100%

The following chart depicts the organizational structure of our principal subsidiaries and agency groups, organized by country of operation:

Havas (France)
100%
Havas International S.A. (France)
U.K.
Germany
Germany and other countries
U.S.A.
France
U.S.A., U.K., France, Spain and other countries
100%
Snyder Direct
100%
Havas UK plc
100%
Havas Holding GmbH
100%
Havas North America, Inc.
Euro RSCG Agencies
Arnold Agencies
Specialized Agencies
Euro RSCG Agencies
Arnold Agencies
Specialized Agencies
Euro RSCG Agencies
Arnold Agencies
Specialized Agencies
Euro RSCG Agencies
Arnold Agencies
Specialized Agencies
Euro RSCG Agencies
Arnold Agencies
Specialized Agencies
MPG Agencies

Our total revenues were €2,008.6 million, €2,170.1 million and €1,643.6 million for 2002, 2001 and 2000, respectively. The following tables provide information on our revenues by geographic region and by category of activity. These tables reflect the revenues of Snyder Communications, Inc. after our acquisition of that company on September 26, 2000.

The table below sets forth a breakdown of our revenues by geographic region, expressed as a percentage of our total revenues in 2002, 2001 and 2000.

Percentage of Revenue by Geographic Region

Geographic Region(1)	2002	2001	2000

North America	45%	48%	43%
Europe (excluding France)	33%	28%	28%
France	15%	16%	20%
Asia Pacific	4%	4%	5%
Latin America	3%	4%	4%

______________

(1)      Revenues are allocated to the country or region of the subsidiary realizing the revenues.

The table below sets forth a breakdown of our revenues by category of activity, expressed as a percentage of our total revenues in 2002, 2001 and 2000, respectively. The information provided in this table is based on our unaudited management accounts and therefore is not comparable to our U.S. GAAP financial information presented elsewhere throughout this annual report. Our management accounts are internal accounts prepared by each of our agencies to track our financial performance. These internal management accounts are not necessarily maintained in accordance with French GAAP.

Percentage of Revenue by Category of Activity

Category of Activity	2002	2001	2000

Media & Marketing	62%	61%	57%
Traditional Advertising	38%	39%	43%

History and development of our business

Our company is a société anonyme, a form of corporation organized under the French Commercial Code. Our registered office is located at 2 allée de Longchamp, 92150 Suresnes, France, and the telephone number of our office is 33-1-58-47-80-00. Under our bylaws, our corporate existence terminates on July 15, 2050 unless extended by the approval of our shareholders at a meeting of shareholders.

We were incorporated in 1968 under the name “Havas Conseil.” At that time, our sole shareholder was Havas S.A., a French media group. Havas S.A.’s shareholding declined over time, from 100% in 1968, to approximately 45% in 1972, to approximately 31% in 1998 and to 0% in June 2001. Havas S.A. was acquired by Vivendi Universal in 1998 and is now known as Vivendi Universal Publishing.

In 1982, our shares were first listed on Euronext Paris S.A., previously known as the Paris Bourse, which is the French national stock exchange. Our shares have traded on the Premier Marché of Euronext Paris S.A., which is the principal trading market for securities in France, since May 1985. Our ADSs began trading on the Nasdaq National Market System on September 27, 2000.

At the time of our original incorporation, our business activity was concentrated in France and was focused on traditional advertising and media buying services. Since the mid-1970s, we have expanded our business significantly, both geographically and in the breadth of services that we offer. Our expansion has been achieved through internal growth and the selective acquisition of complementary agencies. Over the last eleven years, the portion of our total revenues derived outside of France has increased from approximately 52% in 1992 to 85% in 2002.

Over the past eleven years, we made a number of significant changes to our organization that we believe have substantially expanded our geographic reach, the scope of our services, and our positioning in an increasingly global market. These changes included the following:

•

In 1992, we acquired RSCG Group, then a major French advertising group, and merged its “RSCG” network into our own “Eurocom” network to create Euro RSCG Worldwide. We chose to merge these two networks to create a single organization with an expanded global reach and an enhanced offering of services. The combination created what we consider to be a world class network capable of accommodating our clients in their local, regional and international businesses.

•

In 1997, we moved the divisional headquarters of Euro RSCG Worldwide from Paris to New York. This has allowed us to move closer to U.S. advertisers and to the U.S. advertising market, which Zenith Optimedia recently estimated to account for 46% of worldwide advertising expenditures in 2002. In addition, we believe our introduction of worldwide branding and a global network linking all members of Euro RSCG Worldwide has raised the level of cooperation among the agencies comprising the Euro RSCG Worldwide network and provided us with greater capabilities in servicing global clients.

•

Beginning in late 1998, we embarked on a strategic acquisition plan to expand and consolidate our businesses and services in various markets worldwide. This resulted in a large number of acquisitions in North America, Europe, South America and the Asia-Pacific region from late 1998 through early 2001. See “—Principal acquisitions and divestitures” below.

•

In 1999, we created a new media planning group by combining the media planning and buying activities of Media Planning, S.A., a Spanish company, with our then existing media planning business. We initially acquired 45% of this new group and subsequently acquired the remaining 55% in May 2001. We believe that operating our media planning and buying activities as separate entities rather than solely as departments within our agencies is the most effective structure to capitalize on growth opportunities in the media business. By combining our media planning and buying activities with those of Media Planning, S.A., we believe that we have created a powerful network of media expertise that has the management skills and resources necessary to compete in the media market.

•

In 2000, we acquired Snyder Communications, Inc., a U.S.-based provider of direct marketing, advertising and communications services. We combined Snyder Communications’ Arnold Communications advertising agency with our then existing “Campus” network to create the Arnold Worldwide Partners network. In addition, we subsequently added Brann Worldwide, the direct marketing specialist agency of Snyder Communications, to the Arnold Worldwide Partners network.

On May 23, 2002, we changed our corporate name from “Havas Advertising” to “Havas” by resolution of our shareholders at our annual meeting of shareholders. In connection with the change of our corporate name, we also changed our Nasdaq National Market ticker symbol to “HAVS” and our web address to http://www.havas.com. Neither our web site nor any information contained on or accessible from our web site shall be deemed to be a part of this annual report on Form 20-F or incorporated by reference herein.

Principal acquisitions and divestitures

One of the elements of our business strategy is the targeted expansion and consolidation of our businesses and services in various markets worldwide. As a result of this strategy, our principal capital expenditures since late 1998 have been associated with the acquisition of other advertising and communications services firms. We acquired more than 35 companies in 2000 and more than 20 companies in 2001. We acquired only three companies in 2002, however, and no companies in 2003, through April 30. On April 30, 2003, we were not a party to any binding material acquisition agreement for which the transaction has not already been completed.

The rate of our acquisitions slowed substantially beginning in 2001 as we reacted to the deterioration in the global economy and our industry. Acquisition activity has been refocused on strengthening our integrated communications and media expertise, primarily through expansion of the geographic scope and service offerings of our existing networks.

The total consideration paid in connection with these acquisitions, including acquisition costs, was €2,360.2 million in 2000, €635.8 million in 2001 and €22.0 million in 2002.

Our most significant acquisition during the last three years occurred on September 26, 2000, when we acquired Snyder Communications. Under the terms of the acquisition, we exchanged 100,751,047 Havas ADSs for all of the outstanding SNC common stock of Snyder Communications. The total consideration, including acquisition costs, amounted to approximately €2,149.8 million.

Over the past three years, we have disposed of several companies, some of which we acquired in the Snyder Communications acquisition. We determined that these companies were engaged primarily in activities outside of our core areas of competence, they were not strategic investments or they otherwise did not fit into our organization. We disposed of three companies in 2000 for a total consideration of €0.8 million, 11 companies in 2001 for €7.0 million, six companies in 2002 for €2.8 million and no companies in 2003, through April 30. On April 30, 2003, we were not a party to any binding material disposition agreement for which the transaction had not already been completed.

Industry trends

Our management believes that a number of industry trends have had and will continue to have a fundamental impact on our business and prospects. These trends include:

•

Continued client demand for integrated communications services, which consists of coordinating traditional advertising services with marketing, interactive, corporate communications and other communications services;

•

Globalization of many industries and the resulting globalization of the advertising and communications services industry and polarization of our industry into a relatively small number of global networks and a large number of smaller local and regional agencies;

•

Growth of marketing services, as the rapid development of new communications technologies has enabled advertisers to reach their intended audiences using means that are more targeted than traditional mass marketing;

•

Continued evolution of the Internet as a new market for advertising and communications services;

•

Evolution of media planning and buying from an ancillary service within traditional advertising agencies into a specialized autonomous service; and

•

Pressure on fees, particularly as client procurement departments, as opposed to marketing departments, are increasingly involved in negotiating pricing.

Business strategy

Our long-term business strategy is to continue our development into one of the leading global advertising and communications groups with levels of revenue growth and profitability that are comparable to the best among our principal competitors. To accomplish this development, we have identified the following key goals:

•

Grow revenues from existing clients by capitalizing on opportunities to provide integrated communications;

•

Focus on attracting and serving new clients, and particularly multinational clients, through an emphasis on coordinating the worldwide efforts of our constituent advertising, media planning and buying, interactive, corporate communications and marketing services agencies;

•

Expand and consolidate our positions in various markets, including through targeted acquisitions or strategic alliances to take advantage of strategic opportunities to increase the geographic scope and service offerings of our existing networks;

•

Promote a decentralized and multicultural approach to our business to better respond to client needs and to attract and retain key personnel; and

•

Improve our financial performance by controlling costs, including through a consolidated purchasing initiative, a rationalization of our holding company and divisional headquarters structures, and a reinforced emphasis on improving operating margins and free cash flow.

Advertising and communications services

We offer the following principal products and services:

•

Integrated communications. Integrated communications services consist of coordinating traditional advertising services with marketing, interactive, corporate communications and other communications services.

•

Traditional advertising. Traditional advertising services consist of defining the nature, content and target audience of an appropriate advertising message for the promotion of brands, products or services; creating work product; advising clients in the choice of media to disseminate creative work product; and monitoring the effectiveness of the advertising message and work product through studies and research.

•

Direct marketing. Direct marketing services consist of providing communications, such as direct mail, and related database support that are designed to develop and maintain a measurable contact between the message sender and the receiver.

•

Media planning and buying. Media planning and buying services consist of optimizing the efficiency of advertisements by determining the media best suited for reaching the largest and most targeted sample of readers, listeners or viewers and planning and buying media for advertisers.

•

Corporate communications. Corporate communications services consist of providing communications relating to a company, such as annual reports to stockholders, that are intended to make the company better known or improve its image to stockholders, suppliers or the financial markets.

•

Internal communications. Internal communications services consist of providing communications for use within an organization, such as communications designed to disseminate important information or to motivate employees.

•

Sales promotion. Sales promotion services consist of designing communications that aim to induce consumer purchasing, promote consumer loyalty, increase consumer interest in a product or react to a competitor’s attack.

•

Design. Design services are intended to increase the sales of products or services through the design of products themselves, their packaging, the visual identity of companies or the architecture of business establishments.

•

Television sponsorship. Television sponsorship services are a relatively recent communications specialty and consist of associating a brand or a product to a television program.

•

Human resources. Human resources services are a specialty provided to companies for their hiring, training, promotion and related internal communications.

•

Multimedia interactive communication. Multimedia interactive communication services consist of providing communications using on-line, off-line and interactive multimedia.

•

Public relations. Public relations services consist of providing news releases and other communications, and organizing events, to foster a positive understanding of a client and its brands, products or services or to highlight newsworthy events regarding the client.

Strategic reorganization

At the beginning of 2001, our business was organized into four operating divisions: Euro RSCG Worldwide, Arnold Worldwide Partners, Media Planning Group and Diversified Agencies Group. In the first quarter of 2002, we completed a reorganization of our business operations that we began in the fourth quarter of 2001 in an effort to realize greater synergies among agencies within our operating divisions and to counter the impact of the downturn in the global economy and the advertising and communications services industry. As a result of this reorganization, agencies representing approximately 55% of the activities of our former Diversified Agencies Group division, as measured by 2000 revenues, were integrated within our three principal operating divisions: Euro RSCG Worldwide, Arnold Worldwide Partners and Media Planning Group.

The remainder of the agencies of our former Diversified Agencies Group division report directly to our Paris headquarters and are referred to as specialized agencies. Most of these agencies have been organized into three new specialized agency networks focusing on three sectors that we believe can be better managed outside our principal networks: marketing support, human resources and corporate communications. For more information on our strategic reorganization, please see “Item 5. Operating and Financial Review and Prospects — Overview — Reorganization and restructuring plan” on page 23.

Organization into three principal operating divisions

As a result of our strategic reorganization, our business is now organized into three principal operating divisions and a number of specialized agencies. Because our operating divisions utilize independent brands, namely Euro RSCG Worldwide, Arnold Worldwide Partners and Media Planning Group, we are often able to represent clients with competing products and services, which enables us to continue to expand internationally.

Set forth below is a summary of each of our three principal operating divisions and our specialized agencies.

Euro RSCG Worldwide

Our Euro RSCG Worldwide division was founded in 1991 and is our largest operating division and our principal international brand. Since its formation, the division has progressively expanded into an international network of agencies. This has been accomplished primarily through acquisitions of independent local agencies around the world. As of April 30, 2003, Euro RSCG Worldwide had operations in 75 countries through agencies located in 47 countries throughout Europe, North America, the Asia-Pacific region and Latin America, as well as contractual affiliations with agencies in 28 additional countries.

Euro RSCG Worldwide offers a broad range of advertising and communications services organized as integrated communications services that combine traditional advertising and marketing services to support major international clients through its international network of agencies. These services include: traditional advertising, direct marketing, corporate communications, internal communications, sales promotion, design, multimedia interactive communications and public relations.

Euro RSCG Worldwide’s objective is to provide Creative Business Ideas® to its clients. This approach focuses on providing creative ideas not just designed to address clients’ specific advertising and communications needs, but also to transform the clients’ businesses. By bringing together marketing, communications and technological expertise, Euro RSCG focuses on developing and implementing strategies across clients’ businesses with the goal of adding value and profitability to clients’ brands across countries and cultures. To deliver Creative Business Ideas® to clients, Euro RSCG endeavors to structure its client relationships so that ideas can be channeled through the entire communications process by a global account team that focuses on delivering integrated marketing and communications strategies.

In 2002, Euro RSCG Worldwide began an internal reorganization designed to provide a more integrated multi-disciplinary offering of services to its clients, which it calls the “Power of One.” The Power of One brings together agencies in different disciplines in the same geographic region into one business unit with one set of objectives and management incentives linked to those objectives. By the end of 2002, two Power of One integrated business units, Euro RSCG MVBMS and Euro RSCG Tatham Partners, were operational in the United States. In addition in early 2003, Euro RSCG Worldwide implemented the Power of One in France, the United Kingdom and Spain, as well as in Euro RSCG Life, Euro RSCG Worldwide’s healthcare marketing unit. Euro RSCG Worldwide also intends to implement this new organization in other countries in 2003.

Euro RSCG Worldwide believes that this new integrated organization will be a positive factor in attracting new business and developing business from existing clients. In 2002, Euro RSCG Worldwide won the global advertising accounts for the fabric care, dishwashing and home care brands of Reckitt Benckiser, the UK-based international consumer goods company, with its new business teams working together on an integrated communications pitch.

Arnold Worldwide Partners

Following our acquisition of Snyder Communications in 2000, we combined Snyder Communications’ Arnold Communications advertising agency with our then existing “Campus” network and moved the headquarters of the operating division from Paris to Boston to create “Arnold Worldwide Partners.” In addition, as a result of our strategic reorganization completed in the first quarter of 2002, we added eight agencies from our former Diversified Agencies Group division to the Arnold Worldwide Partners network in the sectors of marketing services, corporate communications and traditional advertising. Included in these agencies is the Brann Worldwide network, which provides Arnold Worldwide Partners with broad direct marketing and sales services capabilities. Arnold Worldwide Partners offers its clients a wide variety of advertising and marketing services, such as traditional advertising and direct marketing, data-mining, sales promotion, press and public relations and design services.

Our Arnold Worldwide Partners network consists of agencies in Europe, the United States, Canada, Brazil, China and Australia. These agencies, located in 11 countries, emphasize creativity in advertising and marketing techniques and seek to establish a strong local identity in the markets they serve. We believe that Arnold Worldwide Partners agencies provide high quality creative work and precise and rapid international coordination. In 2001, Arnold Worldwide Partners was ranked by Creative Magazine as the third most awarded advertising agency in the world for the number of prizes and awards its work received in that year.

Arnold Worldwide Partners currently intends to expand its network over time to cover each of the 20 largest advertising and communications markets in the world. Arnold Worldwide Partners expects this expansion to occur through selective acquisition of agencies that it determines are generally recognized in their markets for the high quality of their work product.

Media Planning Group

In recent years, the media services industry has been affected by the increasing segmentation of the media and audiences, the increasing importance of high technology and the increasingly global needs of clients. In response to these changes, we decided to reorganize our media operations as a separate, autonomous operating company, with the size, geographic reach, expertise and dedicated management we believe are required to succeed in the industry’s new environment. Accordingly, we combined our then existing media planning business with Media Planning, S.A., a private Spanish-based media specialist, in October 1999. We initially acquired a 45% equity interest in Media Planning, S.A., which then changed its name to Media Planning Group S.A. In May 2001, we acquired the remaining 55% of Media Planning Group.

Media Planning Group offers a broad range of media expertise, including media strategy, media planning and buying, market research and efficiency measurement, strategic communications development, and interactive and online advertising through the following three specialized networks:

•

Media Planning, an international media agency network specializing in the planning and purchase of traditional media, as well as the execution of marketing and media strategies.

•

Media Contacts, an international network specializing in Internet-related media services, including the planning and purchase of online media, the formation of online partnerships, the creation of e-mail marketing campaigns, the implementation of customer relationship management solutions and the design of interactive television advertising campaigns.

•

Arena, an integrated planning network providing communications consulting services across a broad range of media platforms.

In addition, as a result of our strategic reorganization completed in 2002, Media Planning Group now includes Havas Sports, an agency created in June 1999 to offer sports marketing services to sports institutions, federations, clubs, broadcasters and advertisers.

Media Planning Group, which is headquartered in Barcelona, currently operates in 22 countries through agencies in 18 countries throughout Europe, North America and Latin America, as well as contractual affiliations with agencies in four additional countries.

In the media services industry, we believe larger media services firms can often leverage their size by obtaining more favorable terms for media purchases for their clients and are also better able to analyze for their clients the effects of their planning and purchasing of media due to their greater resources. As a result of these considerations, Media Planning Group currently intends to continue its growth by consolidating its positions in Europe, the United States and Latin America, and by expanding into new markets in the Asia-Pacific region, primarily through strategic alliances with, or acquisitions of, local media planning and buying companies.

Specialized agencies

In addition to the agencies that make up our three principal operating divisions, we also have a number of specialized agencies that report directly to our Paris headquarters. These specialized agencies operate primarily in the following three sectors:

•

Marketing Support. Our specialized agencies in this sector provide telemarketing, merchandising, field marketing, print advertising and sales promotion services to a broad range of clients.

•

Human Resources - HR Gardens. We have organized our specialized agencies in this sector into a human resources network, which we refer to as HR Gardens. Agencies in this network provide human resources-related research, event planning, consulting and communication services primarily to corporate and educational clients.

•

Corporate Communications. Our agencies in this sector provide corporate communications services to clients in the financial, public affairs and product manufacturing markets.

Most of these specialized agencies are located in the United Kingdom, the United States and France.

Seasonality

Our business is subject to seasonal effects and we have generally experienced the greatest level of business in the fourth quarter of each year and, to a lesser extent, the second quarter of each year.

Competition

The advertising and communications services industry is highly competitive, and we expect it to remain so. At the holding company level, our principal competitors are other large multinational advertising and communications services companies, including WPP Group, The Interpublic Group of Companies, Omnicom Group, Publicis Groupe, Dentsu, Grey Global Group and Cordiant Communications Group. The actual competition for clients, however, generally takes place at the agency level. Our principal agency networks in the advertising industry are Euro RSCG Worldwide and Arnold Worldwide Partners, which compete with other similar multinational agencies and networks of agencies, including McCann-Erickson Worldwide, BBDO Worldwide, J. Walter Thompson Company, Grey Worldwide, DDB Worldwide Communications, Ogilvy & Mather Worldwide, Leo Burnett Worldwide and Publicis Worldwide, as well as numerous smaller agencies that operate only in a small number of local markets, regions or countries. In addition, for media planning and buying clients, we compete with divisions of other large multinational advertising and communications groups as well as specialized media buying and planning companies.

We compete with these other companies and agencies to maintain existing client relationships and to obtain new clients and assignments. In addition, some clients require agencies to compete for business at mandatory periodic intervals. We believe that we compete principally on the basis of the following factors:

•          quality and breadth of services;

•          geographic coverage and diversity;

•          creative reputation;

•          knowledge of media;

•          experience and expertise in interactive services;

•          relationships with clients; and

•          size and financial resources.

We also have encountered competition from some consulting firms that have developed practices in advertising and communications services. New competitors also include smaller companies such as systems integrators, database marketing and modeling companies and telemarketers, which offer technological solutions to advertising and communications issues faced by clients. In addition, the trend among multinational companies towards consolidation of global accounts also has required us and other companies seeking to compete effectively in the international advertising and communications services industry to make significant investments. These investments include additional offices and personnel around the world, through acquisitions or otherwise, and new and improved technology for linking these offices and people.

Intellectual property

In May of 2002, we purchased all rights held by Vivendi Universal Publishing to the “Havas” trademark, except for specified derivative names of Havas, including “Havas Voyages,” for €4.6 million. Before that time, we licensed the use of the name “Havas Advertising” from Vivendi under annual license agreements. The name “Havas” is registered, or is in the process of being registered, in more than 95 countries.

We also have trademark protections for each of our three divisional names. Our “Euro RSCG Worldwide” name is a registered trademark owned by us and is registered, or in the process of being registered, in more than 107 countries and the European Union. Our “Arnold Worldwide Partners” name is a registered trademark owned by us and is registered, or is in the process of being registered, in four countries and the European Union. Our “Media Planning Group” name is a registered trademark owned by us and is registered, or in the process of being registered, in 36 countries and the European Union.

Government regulation

Our agencies are located in numerous countries with different levels of governmental regulation relating to the advertising and communications services industry, including laws or regulations that:

•          prohibit various practices in our industry;

•          restrict the media, content, form or duration of advertising;

•          restrict the collection, use and disclosure of personal information;

•          assess fees, taxes or tariffs on advertisements; or

•          otherwise harm our business, financial condition and operating results.

For example, in France, media-buying activities are subject to specific regulations following the adoption in 1993 of Law No. 93-122, known as the “Loi Sapin.” The Loi Sapin profoundly redefined long-standing practices in the media industry in France and in particular the traditional role of advertising agencies. Since the introduction of the Loi Sapin, advertising agencies in France are no longer able to purchase advertising space from media providers and then resell the space on different terms to advertisers. In addition, media providers must bill advertisers directly for advertising space and agencies cannot receive any commissions or discounts directly from media providers. The Loi Sapin has had in the past, and we expect that it will continue to have, a significant negative financial impact on our media-buying activities in France.

As another example, in some of the markets in which we operate, including the United States, there are laws and regulations that impose significant liabilities upon advertisers and advertising agencies for false or misleading advertising. If any advertising that we create is found to be false or misleading, we could face potential liability.

As another example, laws and regulations in the European Union and a number of U.S. federal and states limit the collection, use and disclosure of personal information, including personal information regarding Internet users, students, minors and personal health matters. Due to our significant marketing services business, which relies on the collection and use of personal information, these laws and regulations, and any future laws and regulations, may substantially harm our operations or significantly reduce our revenues from marketing services.

Properties

We lease, and in a few locations own, office space in various cities in which we do business throughout the world.

In April 2003, we relocated our headquarters to Suresnes, France, where we leased approximately 228,000 square feet of space for our principal corporate office and various of our agencies. The lease expires on February 21, 2012. Our previous headquarters were located in Levallois-Perret, France, where our principal corporate office and various of our agencies occupied approximately 246,000 square feet. Our lease at Levallois-Perret expired on April 30, 2003.

Our Arnold Worldwide division headquarters are located in Boston, Massachusetts, where the division and various of its agencies occupy approximately 133,800 square feet. The lease expires on August 31, 2004.

Our Euro RSCG Worldwide division headquarters are located in New York, New York, where the division and various of our agencies occupy approximately 137,900 square feet. The lessee under the lease is one of our wholly owned subsidiaries and our company has guaranteed this subsidiary’s obligations under the lease. The lease expires on December 31, 2007.

Our Media Planning Group division headquarters are located in Barcelona, Spain, where the division and various of our agencies occupy approximately 16,380 square feet. The lease expires on January 30, 2004.

In addition to these leases, we have entered into leases for our principal offices located in the United States, the United Kingdom and France. In the United States, we lease office space in over 30 cities. The leases for our U.S. offices expire on various dates ranging from June 30, 2003 to November 30, 2014. In the United Kingdom, we lease office space in over 15 cities. Our U.K. leases expire on various dates ranging from December 25, 2003 to August 14, 2016. In France, we lease office space in over 15 cities. Our French leases expire on various dates ranging from June 30, 2003 to January 31, 2011.

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

ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our results of operations and financial condition should be read together with our consolidated financial statements and the accompanying notes included elsewhere in this annual report. In order to facilitate comparison with other groups in the advertising and communications services industry, our financial statements included in this annual report have been presented using U.S. GAAP. The discussion and analysis that follows provide information that we believe is relevant to an assessment and understanding of our consolidated results of operations for the years ended December 31, 2000, 2001 and 2002 and our financial condition as of December 31, 2001 and 2002.

Overview

We operate in one reportable business segment, advertising and communications services. We offer a broad range of communications services and media expertise, including traditional advertising, media planning and buying, corporate communications, direct marketing, sales promotions, design, human resources, multimedia interactive communications and public relations. We provide these services to a wide variety of clients, and are not significantly dependent on any single client or industry group.

The comparison of our results of operations for 2000, 2001 and 2002 were impacted by the following principal events and factors:

Strategic acquisition plan. Beginning in late 1998, we embarked on a strategic acquisition plan to expand and consolidate our businesses and services in various markets worldwide. This has resulted in a large number of acquisitions in North America, Europe, South America and the Asia-Pacific region through the first half of 2001. We acquired more than 35 companies in 2000 and more than 20 companies in 2001. In 2002, however, we acquired only three companies. The rate of our acquisitions slowed substantially beginning in 2001 as we reacted to the deterioration in the global economy and our industry. Acquisition activity has been refocused on strengthening our integrated communications and media expertise, primarily through expansion of the geographic scope and service offerings of our existing networks.

We paid an aggregate of approximately €2,360.2 million, €635.8 million and €22.0 million in 2000, 2001 and 2002, respectively, for businesses we acquired, including acquisition costs, resulting in an excess of purchase price over net assets acquired of €2,264.9 million, €652.5 million and €20.7 million in 2000, 2001 and 2002, respectively, of which we allocated €251.6 million, €150.7 million and €0 million, in 2000, 2001 and 2002, respectively, to intangibles, other than goodwill, that are amortized over their estimated useful lives, with a related deferred tax liability of €95.6 million, €52.7 million and €0 million, in 2000, 2001 and 2002, respectively. The residual goodwill of €2,108.9 million and €554.6 million in 2000 and 2001, respectively, was amortized on a seven to 40-year basis through December 31, 2001. Beginning on January 1, 2002, we ceased amortizing goodwill or excess basis related to equity-method investments, but rather we test these assets at least annually for impairment. The total contribution of these acquired businesses to our revenue in the year of their acquisition was €346.6 million, €188.3 million and €7.8 million in 2000, 2001 and 2002, respectively.

In connection with acquisitions, we typically enter into agreements with some or all of the selling shareholders or selling entity that provide for “earn-out” payments. These payments are contingent consideration based upon a multiple of future earnings or other financial performance measures of the acquired company or, in the case of an asset acquisition, of the company which acquired the assets. In the case of partial acquisitions, the purchase contracts generally include put and call “buy-out” provisions under which the minority shareholders may require that we buy their interests in the company or we may require the minority shareholders to sell to us their interests in the company. We utilize earn-out and buy-out structures in an effort to minimize our risks associated with potential future negative changes in the performance of the acquired company.

We paid an aggregate of approximately €62.5 million, €47.6 million and €71.6 million in 2000, 2001 and 2002, respectively, in earn-out and buy-out payments related to past acquisitions, excluding payments related to our May 2001 acquisition of the remaining 55% interest in Media Planning Group that we did not already own.

Our acquisitions during the period from 2000 through 2002 included the following principal transactions:

•

Snyder Communications, Inc. On September 26, 2000, we acquired Snyder Communications, Inc., a U.S.-based provider of direct marketing, advertising and communications services. We acquired Snyder Communications through the merger of one of our subsidiaries into Snyder Communications. Each share of the SNC common stock of Snyder Communications was exchanged for 1.3710 Havas ADSs. All of the shares of the Circle.com common stock of Snyder Communications, the tracking stock for the interactive communications business of Snyder Communications, remained outstanding following the merger. We issued a total of 100,751,047 ADSs in the transaction. The total purchase price, including acquisition costs, amounted to €2,149.8 million. We allocated the purchase price to the assets acquired, including intangibles, and liabilities assumed based on their respective fair values pursuant to a fair market valuation from an independent valuation firm. The excess of purchase price over net assets acquired amounted to €2,101.5 million and was allocated to other intangible assets such as trade names, assembled workforce, databases and customer bases in an amount of €251.6 million, to be amortized over periods from four to 20 years, and related deferred tax liability in an amount of €95.6 million. The residual goodwill of €1,945.5 million was allocated between the SNC and Circle.com business units of Snyder Communications in an amount of €1,928.5 million and €17.0 million, respectively, based on the relative market capitalization of the SNC common stock and the Circle.com common stock at September 22, 2000, and was amortized on a 40-year basis for SNC and a seven-year basis for Circle.com through December 31, 2001. Snyder Communications contributed €210.6 million to our revenues in 2000.

•

Media Planning Group. On May 22, 2001, we increased our ownership of Media Planning Group to 100% by acquiring the remaining 55% interest from the other shareholders of Media Planning Group in exchange for a total of 28,800,000 Havas shares and €51.2 million in cash. Total consideration, including acquisition costs, amounted to approximately €495.9 million. We allocated the purchase price to the assets acquired, including intangibles and assumed liabilities, at their respective fair values as of the date of the acquisition. The excess of purchase price over net assets acquired amounted to €471.6 million and was allocated to customer base in an amount of €150.7 million, to be amortized over 12.5 years, and related deferred tax liability in an amount of €52.7 million. The residual goodwill of €373.6 million was amortized on a 40-year basis through December 31, 2001. This transaction contributed €103.9 million to our 2001 revenues. Under U.S. GAAP, we fully consolidated the businesses we contributed to Media Planning Group for the first nine months of 1999, and we accounted for the 45% interest in Media Planning Group we acquired using the equity method from September 30, 1999. From May 31, 2001, we have fully consolidated the results of Media Planning Group.

•

Circle.com. On June 26, 2001, we acquired all of the issued and outstanding shares of the Circle.com tracking stock of Snyder Communications in exchange for 2,130,673 Havas ADSs. The total consideration, including acquisition costs, was approximately €28.2 million. Goodwill was approximately €75.3 million, which was amortized on a seven-year basis through December 31, 2001.

In addition, on July 19, 2001, we announced an offer to acquire all of the outstanding shares of Tempus Group PLC, a U.K.-based media planning and buying specialist. Under the terms of our offer, shareholders of Tempus would have received 541 pence per Tempus share in cash, valuing Tempus at approximately £425 million. In connection with our offer, we acquired 2,713,312 Tempus shares in open market purchases at the offer price of 541 pence per share, for a total price of £14.7 million. On August 20, 2001, WPP Group PLC, a global advertising and communications company, announced a competing offer of 555 pence per Tempus share in cash. Thereafter, we determined that deteriorating conditions in the advertising market and the global economy did not support an increase in our offer price, and consequently we allowed our offer to lapse on September 24, 2001. In November 2001, we sold our 2,713,312 Tempus shares to WPP for £15.1 million by accepting its offer. In addition, Tempus paid us a termination or “break-up” fee of £4 million in January 2002 as a result of WPP’s successful higher-priced offer.

Adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” Effective January 1, 2002, we adopted Statement of Financial Accounting Standards, which we refer to as SFAS, No. 142, “Goodwill and Other Intangible Assets,” which addresses financial accounting and reporting for acquired goodwill and other intangible assets. Under the new rules, we are no longer amortizing goodwill and other intangible assets that have indefinite lives, but rather goodwill will be subject to an annual impairment test. Other intangible assets, with definite lives, will continue to be amortized over their useful lives. In accordance with SFAS No. 142, we tested our goodwill for impairment as of January 1, 2002 by comparing the fair value of our reporting units using the “discounted cash flows” method to their carrying values. We recorded a charge of €1,120.8 million in connection with our adoption of SFAS No. 142 on January 1, 2002. The cumulative effect account is labeled “Cumulative effect of accounting change” and appears as the last item on the consolidated statement of operations before arriving at net income, and the related earnings per share impact is also shown in this account. The results on a historical basis for 2001 and 2000 do not reflect the provisions of SFAS No. 142. To make the discussion of periods comparable to the results for 2002, 2001 and 2000 consolidated statement of operations information in the table that follows has been adjusted to eliminate amortization of goodwill and other intangible assets.

	2001	2000

	(In € thousands, except per share amounts)

Net income (loss), as reported	(174,909)	29,408
Add back: goodwill amortization	105,895	41,291
Net income (loss), as adjusted	(69,014)	70,699
Net income (loss) per share, basic, as reported	(0.62)	0.16
Net income (loss) per share, basic, as adjusted	(0.25)	0.39
Net income (loss) per share, diluted, as reported	(0.62)	0.15
Net income (loss) per share, diluted, as adjusted	(0.25)	0.35

Reorganization and restructuring plan. In response to the dramatic worsening in economic conditions experienced in 2001, we implemented a strategic reorganization and a worldwide restructuring plan in 2001.

Beginning in October 2001, we implemented a strategic reorganization of our operating divisions to reduce costs, simplify organizational structures, and promote greater synergies among our agencies by refocusing our activities around our three major networks: Euro RSCG Worldwide, Arnold Worldwide Partners and Media Planning Group. The activities of our former Diversified Agencies Group have largely been integrated within our three principal operating divisions or organized into three niche sectors - marketing support, human resources and corporate public relations.

During 2001, we also implemented a worldwide restructuring plan to reduce costs, primarily through employee severance and lease terminations and abandonments. We recorded approximately €128.4 million in pre-tax restructuring and other charges in 2001 in connection with this worldwide restructuring, as discussed in greater detail below. The restructuring plan was substantially completed by the end of 2001 and fully completed by the end of 2002, with only future lease obligations of abandoned space remaining in our reserve balance at the end of 2002.

As a result of our strategic reorganization and worldwide restructuring undertaken in 2001, we estimate that we lowered our cost structure for 2002 by more than €70.0 million compared with 2001.

Economic conditions. 2001 and 2002 were very challenging years for us and the entire advertising and communications services industry. Market conditions deteriorated dramatically during 2001 and continued to decline in 2002. Advertising and marketing budgets appeared to be favorite cost-cutting targets of many of our clients as companies cut back on spending in reaction to the decline in overall economic conditions. Some of our clients also re-negotiated our contracts resulting in lower fees and commissions for our services. Although the deterioration in the industry has been experienced worldwide, North American and European markets were hit particularly hard. This decrease in demand and the downward pressure on fees and commissions had an adverse impact on our revenue and profitability in 2001 and 2002.

Bankruptcy of WorldCom, Inc. On July 21, 2002, WorldCom, one of our significant clients, filed for reorganization under Chapter 11 of the United States Bankruptcy Code. We provide both advertising and marketing services and media services to WorldCom.

With respect to the media, we act as an agent for WorldCom and as an intermediary in the transfer of the client’s payments to the applicable media suppliers, which is consistent with the concept of “sequential liability” adopted by the American Association of Advertising Agencies in 1991 as its standard for the industry. As a result, we had outstanding pre-bankruptcy petition receivables of approximately $36.1 million as of December 31, 2002 and in parallel, we had outstanding pre-bankruptcy petition media payables for the media space reserved on behalf of WorldCom of approximately $36.9 million as of December 31, 2002.

Currently, no media vendor is pursuing, nor have any waived, any claim against us for any WorldCom payables, and it is not currently possible to determine what actions, if any, will be taken in connection with the WorldCom bankruptcy proceeding, or the possible outcome of any such actions, or the amount of any loss to us that might result. Consequently, although a loss is possible, we cannot at this time reasonably determine the probability of any loss or the magnitude thereof. Therefore no reserve has been recorded.

With respect to commissions and production work, we have pre-bankruptcy petition receivables of approximately $10.4 million in our financial statements as of December 31, 2002, which have been fully reserved as of December 31, 2002.

We have filed proofs of claim with the United States Bankruptcy Court in support of our position as agent with regard to media, commissions and production work.

We continue to do business with WorldCom with payment generally received from WorldCom on an accelerated basis.

Outlook

In 2002, investor nervousness, lack of consumer confidence, contradictory economic indicators, accounting irregularities at a number of major corporations and — at the end of the year — the fears of impending war, all contributed to instability within the advertising and communications services market. The recent geopolitical uncertainty combined with the prolonged weak economic conditions have continued this challenging business climate into 2003. We believe the overall demand for advertising and marketing services in the near term will continue to be unpredictable as clients remain cautious until the overall economy improves. Because of these uncertainties, we expect that the overall market for worldwide advertising and communications services in 2003 will be essentially flat compared with 2002. We do not currently anticipate any significant improvement in our market before 2004, when we expect the Olympic games and a presidential election campaign in the U.S. to help boost advertising and marketing spending.

As a result of these uncertainties, we expect to continue to focus on improving our operating margins and our free cash flow in 2003 by:

•

developing our existing clients, particularly by capitalizing on opportunities to provide integrated communications;

•

aggressively seeking new business;

•

controlling costs, including through a consolidated purchasing initiative, a rationalization of our holding company and divisional headquarters structures, and a continued emphasis on adapting our cost structure to market conditions; and

•

strictly controlling capital expenditures and investments and optimizing our working capital requirements.

Seasonality

Our business is subject to seasonal effects. We have generally experienced the greatest level of business in the fourth quarter of each year and, to a lesser extent, in the second quarter of each year. As a result, cash, accounts receivable, accounts payable and accrued expenses are typically higher on our year-end balance sheet than at the end of any of the preceding three quarters.

Critical accounting policies, estimates and judgments

Our financial statements contained in this report have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Our significant accounting polices are described in the notes to the financial statements. We believe that, of our significant accounting policies, the following may involve a higher degree of judgment or complexity:

•          revenue recognition;

•          allowances for doubtful accounts;

•          restructuring charges;

•          contingent acquisition obligations;

•          impairment of intangible assets, including goodwill; and

•          income taxes.

Revenue recognition — Substantially all of our revenue is derived from fees and commissions for advertising and communication services and for the planning and purchase of media. Revenue is realized on the date that the services are performed, costs are incurred for production or the media is presented and when collection is reasonably assured. Some of our contractual arrangements with clients also include performance incentives that allow us to receive additional payments based upon our performance for the client, measured against specified qualitative and quantitative objectives. We recognize the incentive portion of the revenue under these arrangements when the client achieves these qualitative and quantitative goals.

Allowance for doubtful accounts — We maintain allowances for doubtful accounts for estimated losses which result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable based upon past experience, reviews of aging and analysis of specific accounts. If economic or specific industry trends worsen beyond our estimates, we will increase our allowances for doubtful accounts by recording additional expense.

Restructuring charges — During 2001, we recorded significant charges in connection with our restructuring plan. The related reserves reflect many estimates, including those pertaining to employee severance and other personnel-related costs and obligations under real estate leases, net of estimated sublease income. We reassess the reserve requirements to complete our restructuring plan at the end of each reporting period. Actual experience has been and may continue to be different from these estimates. As real estate market conditions change, we may have further refinements in the future, either upward or downward, to the original charge recorded. As of December 31, 2002 and 2001, reserves associated with our restructuring program were €21.2 million and €53.7 million, respectively. For more information, see Note 6 to our 2002 consolidated financial statements beginning on page F-16 of this annual report.

Contingent acquisition obligations — We currently estimate that the amount of contingent future earn-out and buy-out payments we will be required to make for past acquisitions, assuming the acquired companies perform over the relevant earn-out and buy-out periods at their current profit levels, is €212.5 million as of December 31, 2002. The ultimate amounts payable are dependent upon future results of the acquired companies. In accordance with U.S. GAAP, we do not record a liability for these items on our balance sheets until the applicable contingency is resolved and the additional payment is determinable. However, if the contingent consideration is conditioned on the employment of any selling shareholder, we accrue compensation expense based on the estimated contingent payment. Actual results for these companies may differ from our estimates, in which case the amounts we are required to pay may be different than the amounts we estimate. These contingent obligations also change from period to period as a result of earn-out or buy-out payments made during the current period, changes in the previous estimate of the acquired companies’ performances, changes in foreign exchange rates and the addition of new contingent obligations resulting from acquisitions with earn-out or buy-out structures completed in the current period. These differences could be material. See “— Liquidity and capital resources — Contractual obligations” below.

Impairment of intangible assets — Beginning on January 1, 2002, in accordance with the provisions of SFAS No. 142, we ceased amortizing goodwill or excess basis related to equity-method investments. Instead, we began testing intangible assets, including goodwill, at least annually for impairment by comparing the fair value of our reporting units over their carrying values, in accordance with SFAS No. 142. The fair value of the reporting units has been computed using the “discounted cash flow” method, and is based on estimates of future earnings. Actual earnings may differ from our estimates. The excess of the carrying amount over the fair value is deemed to be impaired and is written off. In 2002, we completed the transitional and the first annual impairment tests of goodwill and intangible assets with indefinite lives. As a result, we have written off a total of €1,483.3 million of goodwill in 2002 of which €1,120.8 million is reflected as “Cumulative effect of accounting change” as the last item on the consolidated statement of operations before arriving at net income.

Income taxes — We record deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of assets and liabilities. If enacted tax rates change, we will adjust our deferred tax assets and liabilities through the provision for income taxes in the period of the change to reflect the enacted tax rate expected to be in effect when the deferred tax items reverse. A one percentage point change in the enacted tax rates would increase or decrease net income by approximately €1.3 million. We record a valuation allowance on deferred tax assets that is determined by taking into account the level of expected future taxable income and available tax planning strategies. If future taxable income is lower than expected or if expected tax planning strategies are not available as anticipated, we may record additional valuation allowances through income tax expense in the period such determination is made. At December 31, 2002, we had long-term deferred tax assets of €119.4 million.

We base our estimates and judgments on historical experience and other factors that we believe to be reasonable under the circumstances. Actual results or outcomes may differ from these estimates.

Explanation of key line items

Net revenues. Our revenues consist of fees and commissions received from our clients. Revenues are presented net of amounts that our clients pay to us to cover costs that are incurred on their behalf with third parties, such as for the purchase of television and radio time or print advertising space.

Compensation and related costs. Our compensation costs consist principally of salaries, bonuses and benefits to employees. Compensation costs do not include stock-based compensation. Compensation costs also do not include earn-out or buy-out payments made or accrued to employees who were shareholders of businesses we acquired. See “— Compensation to former shareholders of acquired businesses” below. Compensation costs include, however, all other compensation paid or payable to such individuals.

Compensation to former shareholders of acquired businesses. This item consists of earn-out and buy-out payments made or accrued to employees who were shareholders of businesses we acquired, to the extent that such payments are conditioned on the continued employment of those employees.

Amortization of goodwill and other intangibles. Prior to January 1, 2002, this item consisted primarily of the amortization of the excess of acquisition costs over the fair value of the assets acquired and liabilities assumed (goodwill) and the amortization of the value of other intangibles acquired in acquisitions over their estimated useful life. Prior to January 1, 2002, goodwill was amortized, using the straight-line method, over periods from 7 to 40 years. Beginning on January 1, 2002, this item consists entirely of the amortization of other intangibles over their estimated useful life.

Goodwill impairment. Beginning on January 1, 2002, in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” we no longer amortize goodwill or excess basis related to equity-method investments, but rather we test these assets at least annually for impairment by comparing the fair value of the reporting units over their carrying values. Therefore, since 2002, this item consists of the goodwill impairment charge as determined at the end of the period.

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

Results of operations

Year ended December 31, 2002 compared with year ended December 31, 2001

Net revenues. Our net revenues were €2,008.6 million for the year ended December 31, 2002, a decrease of 7.4% compared with €2,170.1 million for the year ended December 31, 2001. Our revenues were impacted by reduced demand for advertising and communications services worldwide, reflecting the generally negative economic conditions prevailing in most of our major geographic markets. In particular, demand by our clients in the technology, media and telecommunications sectors declined dramatically. Excluding the effects of changes in the scope of consolidation, such as acquisitions and dispositions (a net increase of €58.5 million) and currency fluctuations (a net decrease of €90.1 million), our net revenues decreased by €129.9 million.

Geographic breakdown of revenues. The following table sets forth a geographic breakdown of our revenues expressed as a percentage of total revenues for 2002 and 2001. In preparing the table, we have allocated revenues to the country or region of the subsidiary realizing the revenues.

Region	2002	2001

North America	45%	48%
Europe (excluding France)	33%	28%
France	15%	16%
Latin America	3%	4%
Asia Pacific	4%	4%

As in 2001, North America, Europe (excluding France) and France remained our most important regions in terms of revenues in 2002. Our revenues in North America were impacted by the persistent weakness of the U.S. economy, particularly in the first half of the year, as well as the decrease in spending by WorldCom. In Germany, revenues were particularly hard hit by the weak economy, while France, The Netherlands and Spain also experienced flat or negative growth. Revenue growth continued in Italy and Central Europe. Latin America showed signs of improvement as the year progressed.

Compensation cost and stock-based compensation. Compensation cost and stock-based compensation was €1,150.8 million for 2002, a decrease of 9.7% compared with €1,274.0 million for 2001. This decrease was primarily attributable to staff reductions which, although not part of a formal restructuring plan, continued to occur in 2002 as we continued to take actions to reduce our cost structure as a result of the declining market, and a decrease of €19.7 million related to businesses sold or otherwise disposed of during 2001 and 2002. As a percentage of revenue, compensation cost and stock-based compensation was 57.3% for 2002 compared with 58.7% for 2001.

General and administrative non-payroll costs. General and administrative non-payroll costs were €674.0 million for 2002, a decrease of 9.8% compared with €747.2 million for 2001. This decrease was primarily attributable to a reduction in occupancy and facilities-related costs and other general and administrative costs as a result of our 2001 restructuring plan and a decrease of €11.2 million related to businesses sold or otherwise disposed of in 2002. As a result of uncertainty surrounding the collectibility of receivables from WorldCom for pre-bankruptcy petition commissions and production work, we have recorded €11.1 million in charges in 2002. Additionally, we have recorded a bad debt expense associated with our €1.6 million receivable from another client, Mosaic UK Ltd., which filed for bankruptcy during 2002. We have also taken additional actions to reduce our cost structure in 2002, including by beginning to leverage our resources across the company through centralized contracts for the purchase of items such as telecommunications, office supplies, computer equipment and travel. Expressed as a percentage of total revenues, general and administrative non-payroll costs were 33.6% for 2002 compared with 34.4% for 2001. This decrease was primarily due to the impact of our cost reduction efforts.

Compensation to former shareholders of acquired businesses. Compensation to former shareholders of acquired businesses was €6.0 million for 2002, a decrease of 69.7% compared with €19.8 million for 2001. This decrease was primarily attributable to a reduction in the amounts of our earn-out and buy-out payments recognized as compensation expense under U.S. GAAP as a result of a decrease in the number of our earn-out and buy-out commitments conditioned on the continued employment of the seller, and a reduction in the estimated future earn-out payments associated with one of these remaining commitments recognized as compensation expense in connection with reduced earnings at the acquired subsidiary.

Restructuring and other charges. During 2001, we recorded approximately €128.4 million in pre-tax restructuring and other charges associated with our worldwide restructuring to reduce costs. These charges included pre-tax occupancy and facilities-related charges of €51.5 million associated with lease terminations and other exit costs primarily from the abandonment and closure of office space predominantly located in North America. These costs included €19.6 million of remaining lease obligations net of estimated sublease income at December 31, 2002. The amounts recorded were based upon an estimate of the amounts that we expected to pay over the terms of these leases, based on our assumptions regarding offsetting sublease income. During 2002, as local real estate markets evolved, we adjusted our estimated sublease income over the related lease terms, resulting in an additional restructuring reserve of €2.6 million and in a reversal of previously recorded reserves of €5.1 million. The remaining balance in occupancy and facilities-related reserves at December 31, 2002 relates to non-cancelable lease commitments in excess of estimated sublease income for abandoned facilities that will be paid out over the remaining lease periods, ranging from one to 13 years.

Interest expense. Interest expense was €78.6 million for 2002, an increase of 10.4% compared with €71.2 million for 2001. This increase resulted primarily from the impact of interest expense on our convertible and/or exchangeable bonds issued in May 2002, with an aggregate principal amount of €450.0 million and a coupon rate of 4.0% per annum.

Interest income. Interest income was €29.2 million for 2002, a decrease of 6.4% compared with €31.2 million for 2001. This decrease was primarily attributable to lower interest rates on our deposits in 2002 compared with 2001, as well as reduced interest income on our non-euro deposits measured in euros as a result of the appreciation of the euro versus many other currencies in 2002. These effects were partially offset by interest earned on the net proceeds of €443.5 million from our convertible and/or exchangeable bonds issued in May 2002 before this cash was utilized.

Provision for income tax. Provision for income tax was €42.2 million for 2002, compared with €(0.2) million for the 2001. The increase was associated with a higher level of earnings before taxes and before goodwill impairment charge, which is non-deductible. Our effective tax rate for 2002 was (3.1)% compared with 0.1% in 2001. The negative tax rate in 2002 resulted primarily from a non-deductible goodwill impairment charge.

Minority interests. Minority interests were €13.7 million for 2002, compared with €(4.3) million for 2001. This increase is primarily due to the effect of the 2001 losses of Circle.com attributable to the holders of Circle.com common stock prior to our acquisition of the Circle.com common stock in June 2001 for which there is no comparable attribution of losses to minority interest holders in 2002.

Cumulative effect of accounting change. As a result of adopting SFAS No. 142 on January 1, 2002, we have recorded a cumulative effect charge of €1,120.8 million in 2002.

Net income. As a result of the foregoing, our net loss was €1,433.1 million for 2002 compared with a net loss of €174.9 million for 2001.

Year ended December 31, 2001 compared with year ended December 31, 2000

Net revenues. Our net revenues were €2,170.1 million for the year ended December 31, 2001, an increase of 32.0% compared with €1,643.6 million for the year ended December 31, 2000. This increase in net revenues was primarily attributable to revenues of businesses acquired in 2001 and a full year of revenues from Snyder Communications, compared with only three months in 2000, which together added a total of €617.1 million to our 2001 net revenues. Excluding the effects of these acquisitions, the effects of currency fluctuations and revenues from businesses sold or otherwise disposed of in 2001, our net revenues decreased by €47.4 million. This decrease reflects the reduced demand for advertising and communications services by many of our clients worldwide, but particularly in the U.S., as advertising and communications services budgets were reduced significantly in response to deteriorating economic conditions. The other components of the total change in our net revenues were a decrease of €37.1 million related to businesses sold or otherwise disposed of in 2001 and a decrease of €6.1 million related to the impact of foreign currency fluctuations.

See “— Overview — Strategic acquisition plan” above for additional detail on our growth associated with our strategic acquisition plan.

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

Region	2001	2000

North America	48%	39%
Europe (excluding France)	28%	32%
France	16%	20%
Latin America	4%	4%
Asia Pacific	4%	5%

As in 2000, North America, Europe (excluding France) and France remained our most important regions in terms of revenues in 2001. The substantial increase in revenues derived from North America as compared to Europe (excluding France) and France in 2001 was primarily attributable to an increase in U.S. revenues of €318.7 million. This increase in U.S. revenues was primarily attributable to acquisitions in 2001 and a full year of revenues from the U.S. subsidiaries of Snyder Communications, compared with only three months in 2000.

Compensation cost and stock-based compensation. Compensation cost and stock-based compensation was €1,274.0 million for the year ended December 31, 2001, an increase of 34.6% compared with €946.4 million for the year ended December 31, 2000. This increase was primarily attributable to new businesses acquired during 2001 and the impact of a full year of compensation cost and stock-based compensation for Snyder Communications, compared with only three months in 2000, which together added a total of €351.5 million to our compensation cost and stock-based compensation in 2001. This amount was partially offset by a decrease of €4.3 million related to staff reductions in connection with our worldwide restructuring in 2001 and a decrease of €20.5 million related to businesses sold or otherwise disposed of in 2001. As a percentage of revenue, compensation cost and stock-based compensation was 58.7% for the year ended December 31, 2001 compared with 57.6% for the year ended December 31, 2000.

This increase was primarily due to the revenue impact of the reduction in demand for our services in 2001 occurring more rapidly than our ability to reduce compensation costs (including the related severance costs).

General and administrative non-payroll costs. General and administrative non-payroll costs were €747.2 million for the year ended December 31, 2001, an increase of 44.6% compared with €516.9 million for the year ended December 31, 2000. This increase was primarily attributable to new businesses acquired during 2001 and the impact of a full year of general and administrative non-payroll costs of Snyder Communications, compared with only three months in 2000, which together added a total of €197.0 million to our general and administrative non-payroll costs in 2001. Costs associated with the Tempus transaction and other acquisitions abandoned in 2001 also added €14.1 million to this increase. These amounts were partially offset by a decrease of €16.0 million related to businesses sold or otherwise disposed of in 2001. Expressed as a percentage of total revenues, general and administrative non-payroll costs were 34.4% for the year ended December 31, 2001 compared with 31.5% for the year ended December 31, 2000. This increase was primarily due to the revenue impact of the reduction in demand for our services in 2001 occurring more rapidly than our corresponding cost reduction efforts.

Compensation to former shareholders of acquired businesses. Compensation to former shareholders of acquired businesses was €19.8 million for the year ended December 31, 2001, an increase of 20.7% compared with €16.4 million for the year ended December 31, 2000. This increase was primarily attributable to an increase in the amounts of our earn-out payments recognized as compensation expense under U.S. GAAP as a result of two acquisitions completed in November 2000 and July 2001, respectively, that included earn-out payment obligations made or accrued to employees who were shareholders of businesses we acquired and such payments were conditioned upon the continued employment of those employees. Under French GAAP, this compensation was allocated directly to goodwill with an impact on our operating income spread over the goodwill amortization period.

Amortization of goodwill and other intangibles. Amortization of goodwill and other intangibles was €147.1 million for the year ended December 31, 2001, an increase of 197.8% compared with €49.4 million for the year ended December 31, 2000. This increase was primarily the result of a full year’s amortization associated with acquisitions in 2000, including the acquisition of Snyder Communications in September 2000, and amortization related to acquisitions during 2001.

Interest expense. Interest expense was €71.2 million for the year ended December 31, 2001, an increase of 35.4% compared with €52.6 million for the year ended December 31, 2000. This increase resulted primarily from the impact of a full year of interest expense on our convertible and/or exchangeable bonds issued in December 2000.

Interest income. Interest income was €31.2 million for the year ended December 31, 2001, an increase of 5.8% compared with €29.5 million for the year ended December 31, 2000. This increase was primarily attributable to interest income recognized as a result of the positive cash position at Media Planning Group, which we began fully consolidating from May 31, 2001 following our acquisition of the remaining 55% interest in Media Planning Group that we did not already own, and to positive cash positions at companies that we acquired in 2001. This increase was partially offset, however, by a deterioration in the cash positions of many of our other subsidiaries, reflecting reduced demand for advertising and communications services by many of our clients.

Provision for income tax. Provision for income tax was €(0.2) million for the year ended December 31, 2001, a decrease compared with €62.2 million for the year ended December 31, 2000. The decrease was associated with a lower level of earnings before taxes. Our effective tax rate for the year ended December 31, 2001 was 0.1%, compared with 67.4% in 2000. The significant decline resulted primarily from an increase in non-deductible goodwill amortization and other non-deductible charges.

Minority interests. Minority interests were €(4.3) million for the year ended December 31, 2001, compared with €9.9 million for the year ended December 31, 2000. This decrease is primarily due to the losses of Circle.com attributable to the holders of Circle.com common stock prior to our acquisition of the Circle.com common stock in June 2001. In more than half of the businesses we acquired in 2001 and more than two-thirds of the businesses acquired in 2000, the previous owners of the acquired businesses retained an equity interest in these businesses.

Restructuring and other charges. During 2001, we recorded approximately €128.4 million in pre-tax restructuring and other charges associated with our worldwide restructuring to reduce costs. These charges included pre-tax severance and other personnel-related costs of €61.3 million, pre-tax occupancy and facilities-related costs of €51.5 million as well as pre-tax asset write-downs and other charges of €15.6 million.

The severance and other personnel-related charges reflect the elimination of approximately 2,800 positions worldwide, approximately 80% of which occurred in North America and Europe. The employee groups affected included executive and regional management and administrative personnel. Approximately 2,600 positions had been eliminated at December 31, 2001, and the remaining employees to be terminated had been notified at December 31, 2001. The remaining reserve balance of approximately €8.8 million at December 31, 2001 is available for the remaining cash outlays relating to severance and other termination benefits which will be paid in 2002.

The pre-tax occupancy and facilities-related costs of €51.5 million associated with lease terminations and other exit costs resulted primarily from the abandonment and closure of office space predominantly located in North America. The costs included €43.8 million of remaining lease obligations net of sublease income as well as €1.2 million of asset write-downs primarily associated with fixed asset and leasehold improvements in connection with lease abandonment. The remaining facilities-related reserve relates to non-cancelable lease commitments in excess of sublease income for abandoned facilities that will be paid out over the remaining lease periods, ranging from one to 14 years. The amounts recorded were based upon an estimate of the amounts that we expected to pay over the terms of these leases, based on our assumptions regarding offsetting sublease income.

Net income. As a result of the foregoing, our net loss was €174.9 million for the year ended December 31, 2001 compared with net income of €29.4 million for the year ended December 31, 2000.

Liquidity and capital resources

At December 31, 2002, cash and cash equivalents amounted to €745.2 million, an increase of €393.9 million from December 31, 2001. We collect funds from clients to pay for media, production and other third-party expenses incurred on behalf of our clients. As a result, our cash receipts and disbursements substantially exceed our net revenue. The working capital amounts shown on our balance sheet and the cash flows from operating activities reflect these “pass-through” of expenses.

Our primary sources of funds in 2002 were cash from operations, the issuance of €450.0 million aggregate principal amount at issuance of convertible and/or exchangeable bonds in May 2002, and various revolving lines of credit.

Our primary uses of cash were to finance our general corporate needs, including operating and capital expenditure requirements, dividend payments and share and bond repurchases, and to finance acquisitions, including earn-out and buy-out payments related to prior acquisitions.

Operating activities

Our net cash provided by operating activities was €247.9 million, €13.2 million and €107.9 million for the years ended December 31, 2002, 2001 and 2000, respectively. The increase in 2002 was primarily a result of concerted efforts that we undertook throughout our company to improve our cash position by reducing costs and improving our working capital management. The substantial decrease in 2001 was primarily attributable to lower operating profit levels and severance payments in connection with our worldwide restructuring.

Investing activities

Net cash used in investing activities was €(104.7) million, €(95.4) million and €(248.5) million for the years ended December 31, 2002, 2001 and 2000, respectively. Cash used in investing activities increased in 2002 due primarily to an increase in earn-out and buy-out payments related to prior acquisitions, which was partially offset by a reduction in our capital expenditures in 2002 as well as the proceeds from divestitures and other asset sales. The decrease in 2001 was primarily attributable to the offsetting effect of cash acquired in connection with the purchase of the remaining 55% interest in Media Planning Group and in other acquisitions in 2001, as well as a reduction in our investing activities in 2001 as we reacted to deteriorating conditions in the global economy and our industry by moderating our acquisition activity and refocusing our acquisition plan on reinforcing our integrated communications services and media expertise.

Financing activities

Net cash provided by financing activities was €285.2 million, €(163.7) million and €468.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. The increase in 2002 was primarily due to the significant amount of cash generated by our issuance of convertible and/or exchangeable bonds in May 2002 for which there was no comparable financing activity in 2001. The substantial decrease in 2001 was primarily due to the significant amount of cash generated by our issuance of convertible and/or exchangeable bonds in December 2000 for which there was no comparable financing activity in 2001.

At December 31, 2002, total financial debt, which consists of bank debt, obligations under our three outstanding series of convertible and/or exchangeable bonds and capitalized lease obligations, was €1,461.8 million, an increase of €376.0 million from December 31, 2001. This total financial debt was comprised of:

•

€1,263.4 million aggregate principal amount and accrued premium under our convertible and/or exchangeable bonds;

•

€64.9 million in long-term borrowings;

•

€53.7 million in short-term borrowings; and

•

€12.7 million in capitalized lease obligations.

Approximately 92.4% of our financial debt outstanding at December 31, 2002 was denominated in euro, 4.9% was denominated in U.S. dollars and 1.2% was denominated in British pounds.

Convertible and/or exchangeable bonds

At December 31, 2002, we had a total of €1,263.4 million aggregate principal amount and accrued premium under our unsecured convertible and/or exchangeable bonds outstanding, comprised of €87.9 million aggregate principal amount and accrued premium under our convertible and/or exchangeable bonds issued in February 1999, €725.5 million aggregate principal amount and accrued premium under our convertible and/or exchangeable bonds issued in December 2000 and €450.0 million aggregate principal amount under our convertible and/or exchangeable bonds issued in May 2002.

In February 1999, we issued 1,223,405 unsecured convertible and/or exchangeable bonds due January 1, 2004, each with a nominal value of €188, for an aggregate principal amount at issuance of €230.0 million. We received net proceeds of €225.4 million from this issuance. The coupon rate of the bonds is 1.0% per annum, payable annually in arrears on January 1 of each year, and the gross yield to maturity is 1.75% per annum, assuming no conversion or redemption occurs prior to maturity. The implicit interest rate, including issue costs, is 2.18% per annum. The bonds have a maturity date of January 1, 2004. Each bond currently is exercisable at any time at the option of the holder for 20.4 Havas shares, subject to specified anti-dilution adjustments, which exercise may, at our option, be a conversion for newly issued shares, an exchange for treasury shares or a combination thereof. In accordance with French law, the conversion/exchange ratio has been adjusted from 20 to 20.4 due to the distribution of a portion of paid-in capital in connection with our payment of our annual dividend to shareholders on June 11, 2002. For a discussion of the possible future distribution of paid-in-capital in connection with our payment of dividends to shareholders, see “Item 8. Financial Information — 8.A.8 Dividend policy” on page 54. The bonds have a redemption value at maturity of €195.13 per bond, or approximately 103.79% of their nominal value. We have the option to redeem all, but not less than all, of the bonds at any time from January 1, 2002 through December 31, 2003, at an early redemption price that provides the holder of the bond a yield to maturity equivalent to the rate the holder would have obtained upon redemption at maturity, if the product of (1) the conversion/exchange ratio and (2) the arithmetic mean of the closing prices of Havas shares on Euronext Paris during 20 consecutive trading days chosen by us from among the 40-trading day period preceding publication of a notice of early redemption, exceeds 115% of the early redemption price. We also have the option to redeem all, but not less than all, of the bonds at their nominal value plus accrued interest at any time when less than 10% of the bonds issued remain outstanding. In connection with this issuance, we agreed not to issue any bonds with any preference over these bonds, or reduce our share capital or alter the way we allocate profits. As of December 31, 2002, 769,380 bonds had been converted into 15,387,600 Havas shares. As of that date, our €87.9 million in aggregate principal amount and accrued premium under these bonds was comprised of €85.4 million in aggregate principal amount and €2.5 million in accrued premium through that date. Assuming no conversions, redemptions or repurchases, an additional €0.7 million of premium would accrue on these bonds through maturity.

In December 2000, we issued 32,817,012 unsecured convertible and/or exchangeable bonds, each with a nominal value of €21.60, for an aggregate principal amount at issuance of €708.8 million. We received net proceeds of €695.0 million from this issuance. The coupon rate of the bonds is 1.0% per annum, payable annually in arrears on January 1 of each year, beginning January 1, 2002, and the gross yield to maturity is 4.25% per annum, assuming no conversion or redemption occurs prior to maturity. The implicit interest rate, including issue costs, is 4.67% per annum. The bonds have a maturity date of January 1, 2006. Each bond currently is exercisable at any time at the option of the holder for 1.02 Havas shares, subject to specified anti-dilution adjustments, which exercise may, at our option, be a conversion for newly issued shares, an exchange for treasury shares or a combination thereof. In accordance with French law, the conversion/exchange ratio has been adjusted from 1 to 1.02 due to the distribution of a portion of paid-in capital in connection with our payment of our annual dividend to shareholders on June 11, 2002. For a discussion of the possible future distribution of paid-in-capital in connection with our payment of dividends to shareholders, see “Item 8. Financial Information — 8.A.8 Dividend policy” on page 54. The bonds have a redemption value at maturity of €25.44 per bond, or approximately 117.78% of their nominal value. We have the option to redeem all, but not less than all, of the outstanding bonds between January 1, 2004 and December 31, 2005, at an early redemption price that guarantees the holder of the bond a yield to maturity equivalent to the rate the holder would have obtained upon redemption at maturity, if the product of (1) the conversion/exchange ratio and (2) the arithmetic mean of the closing prices of Havas shares on Euronext Paris during 20 consecutive trading days chosen by us from among the 40-trading day period preceding publication of a notice of early redemption, exceeds 115% of the early redemption price. We also have the option to redeem, all, but not less than all, of the bonds at their nominal value plus accrued interest at any time when less than 10% of the bonds issued remain outstanding. In connection with this issuance, we agreed not to issue bonds with any preference over these bonds, or reduce our share capital or alter the way we allocate profits. As of December 31, 2002, no bonds had been converted into Havas shares. As of December 31, 2002, our €725.5 million aggregate principal amount and accrued premium under these bonds was comprised of €679.9 million in aggregate principal amount and €45.7 million in accrued premium through that date. Assuming no conversions, redemptions or repurchases, an additional €75.2 million of premium would accrue on these bonds through maturity. During the last quarter of 2002, we repurchased 1,342,046 of these bonds on the secondary market. In 2003, we continued to repurchase these bonds on the market. See “— Share and bond repurchases,” below.

On May 22, 2002, we issued 41,860,465 unsecured convertible and/or exchangeable bonds, each with a nominal value of €10.75, for an aggregate principal amount of €450.0 million. We received net proceeds of approximately €443.5 million from this issuance. The coupon rate of the bonds is 4.0% per annum, payable annually in arrears on January 1 of each year, beginning January 1, 2003, and the gross yield to maturity also is 4.0% per annum, assuming no conversion, redemption or repurchase occurs prior to maturity. The implicit interest rate, including issue costs, is 4.4% per annum. The bonds have a maturity date of January 1, 2009. Each bond currently is exercisable at any time at the option of the holder for 1.02 Havas shares, subject to specified anti-dilution adjustments, which exercise may, at our option, be a conversion for newly issued shares, an exchange for treasury shares or a combination thereof. In accordance with French law, the conversion/exchange ratio has been adjusted from 1 to 1.02 due to the distribution of a portion of paid-in capital in connection with our payment of our annual dividend to shareholders on June 11, 2002. For a discussion of the possible future distribution of paid-in-capital in connection with our payment of dividends to shareholders, see “Item 8. Financial Information — 8.A.8 Dividend policy” on page 54. The bonds have a redemption value at maturity equal to their nominal value. Holders have the right to cause us to redeem the bonds on January 1, 2006 at their nominal value plus accrued interest. We have the option to redeem all, but not less than all, of the outstanding bonds between January 1, 2005 and December 31, 2008 at their nominal value plus accrued interest if the product of (1) the conversion/exchange ratio and (2) the arithmetic mean of the closing prices of Havas shares on Euronext Paris during 20 consecutive trading days chosen by us from among the 40-trading day period preceding publication of a notice of early redemption, exceeds 125% of the nominal value of the bonds. We also have the option to redeem, all, but not less than all, of the bonds at their nominal value plus accrued interest at any time when less than 10% of the bonds issued remain outstanding. In connection with this issuance, we agreed not to give any other bonds any preference over the bonds, or reduce our share capital or alter the way we allocate profits. As of December 31, 2002, no bonds had been converted into our shares.

For a discussion of our convertible and/or exchangeable bonds as of December 31, 2002, see Note 8 to our 2002 consolidated financial statements beginning on page F-17 of this annual report.

Long-term borrowing

As of December 31, 2002 and 2001, we had outstanding long-term borrowings of €64.9 million and €100.8 million, respectively. The weighted average interest rate on these long-term borrowings was 3.3% and 7.1% at December 31, 2002 and 2001, respectively. Of the total outstanding long-term borrowings at December 31, 2002, €18.1 million was due within one year, €18.3 million was due in 2004, €13.7 million was due in 2005, €13.9 million was due in 2006 and €1.0 million was due after 2006. €15.7 million of the outstanding long-term borrowings as of December 31, 2002 bore interest at fixed rates, and €49.2 million bore interest at variable rates.

In June 1999, one of our indirect, wholly owned subsidiaries, Havas North America, Inc., formerly EWDB North America, Inc., borrowed $30.0 million from Banque Nationale de Paris, New York Branch. In connection with this loan, we agreed to deposit with Banque Nationale de Paris, New York Branch, $30.0 million to allow Havas North America to borrow the funds. The loan bears interest at a rate equal to the London Inter-bank Offered Rate, or LIBOR, plus a margin. The deposit earns interest at a rate of LIBOR less a margin. The deposit and loan mature simultaneously in six equal annual installments from June 4, 2001 through June 5, 2006 and the borrowing and collateral deposit have therefore been reduced to $20.0 million at December 31, 2002. In order to hedge the currency risk with respect to our U.S. dollar deposit, we also entered into a currency and interest rate swap arrangement, which we refer to as “CIRCUS,” with Banque Nationale de Paris. The CIRCUS has the effect of transforming our U.S. dollar deposit of $20.0 million into a euro deposit of €19.1 million that earns interest at the European Inter-bank Offered Rate, or EURIBOR, less a margin. The maturities of the CIRCUS are identical to those of the deposit in terms of dates, currency and amounts. As of December 31, 2002, we recorded an exchange rate gain on the CIRCUS in the amount of €0.051 million and an exchange rate loss on the deposit in the amount of €0.015 million. As of December 31, 2001, we recorded an exchange rate loss on the CIRCUS in the amount of €4.4 million and an exchange rate gain on the deposit in the amount of €4.5 million.

On January 19, 2000, one of our indirect, wholly owned subsidiaries, Havas UK plc, formerly Evelink plc, issued a £40.0 million unsecured convertible bond due July 19, 2007 to Banque Nationale de Paris S.A. This convertible bond bears interest at a rate of 7.6% per annum and is convertible, at the option of the holder, at any time from January 19, 2000 through January 19, 2007 into 117,131 ordinary shares of Havas UK, subject to specified anti-dilution adjustments. In conjunction with the bond issuance, we guaranteed the obligations of Havas UK under the bond.

Also on January 19, 2000, Havas UK issued a warrant to Banque Nationale de Paris S.A. authorizing the holder of the warrant, upon payment of £40.0 million, to purchase 117,131 Havas UK shares on January 19, 2007. The right to purchase Havas UK shares under the warrant will lapse if the conversion rights of the £40.0 million convertible bond issued on January 19, 2000 are exercised. In addition, our wholly owned subsidiary, Havas International S.A., formerly Havas Advertising International S.A., and Banque Nationale de Paris S.A. (as the initial holder of the bond) entered into a forward sale agreement under which Havas International paid £25.2 million to Banque Nationale de Paris S.A. for the future purchase of the Havas UK shares issuable on conversion of the £40.0 million convertible bond, and Banque Nationale de Paris S.A. agreed to convert, or arrange for a third party to convert, the £40.0 million convertible bond into Havas UK shares on January 19, 2007 (or prior to January 19, 2007 under specified circumstances) and to sell, or arrange for a third party to sell, those shares to Havas International. The number of shares subject to the forward sale agreement will be determined by dividing £40.0 million by the Havas UK share price on the date Banque Nationale de Paris S.A. sells, or arranges for a third party to sell, the Havas UK shares to Havas International.

For a discussion of our long-term borrowings as of December 31, 2002, see Note 8 to our 2002 consolidated financial statements beginning on page F-17 of this annual report.

Short-term borrowings

As of December 31, 2002 and 2001, we also had outstanding €53.7 million and €59.8 million, respectively, in short-term borrowing arrangements. The weighted average interest rate on these short-term borrowings was 2.9% and 6.1% at December 31, 2002 and 2001, respectively. We also had outstanding €67.1 million and €88.9 million, respectively, in borrowings under various lines of credit as of December 31, 2002 and 2001, respectively. These lines of credit bear interest at the prevailing market rates in the countries of the subsidiaries. We had unused lines of credit available under short-term and overdraft borrowing arrangements of €193.1 million and €161.3 million at December 31, 2002 and 2001, respectively.

For a discussion of our short-term borrowings as of December 31, 2002, see Note 8 to our 2002 consolidated financial statements beginning on page F-17 of this annual report.

Financial covenants

We and our subsidiaries are subject to various financial covenants under our borrowing arrangements. In addition, we frequently guarantee significant loans of our subsidiaries. The financial covenants applicable to our borrowing subsidiaries include:

•

A ratio of total debt to earnings before interest, taxes, depreciation and amortization of less than 3.8 to one;

•

A ratio of earnings before interest and taxes and amortization to interest expense of greater than three to one;

•

A ratio of total debt to equity of less than 2.5 to one;

•

A ratio of earnings before interest, taxes, depreciation and amortization to interest expenses of greater than three to one;

•

A ratio of total debt to earnings before interest, taxes, depreciation and amortization of less than 3.8 to one; and

•

A ratio of total debt to equity of less than 2.5 to one.

Under two loans of our subsidiaries, we are subject to the following financial covenants applied to our company on a consolidated basis:

•

A ratio of net financial debt to equity of less than 0.8 to one;

•

A ratio of earnings before interest and taxes and amortization to net financial result of greater than five to one;

•

A ratio of net financial debt to operating cash flow less than three to one; and

•

Shareholders’ equity of greater than €381.1 million.

At December 31, 2002, we were not in compliance with financial covenants under two credit facilities, for an aggregate principal amount of €33.9 million. However, the credit facility banks waived any default with respect to the noncompliance.

As of December 31, 2002, we and our subsidiaries were in compliance with all other financial covenants related to all of the borrowings described above.

At December 31, 2001, Havas North America, Inc., formerly EWDB North America Inc., was not in compliance with financial covenants under one credit facility, for an aggregate principal amount of €30.9 million, because of the level of debt incurred by it in connection with the acquisition of Snyder Communications. However, the credit facility bank waived any default with respect to the noncompliance. As of December 31, 2001, we and our subsidiaries were in compliance with all other financial covenants related to all of the borrowings described above.

Capital lease obligations

We lease premises and equipment under both capital and operating leases. As of December 31, 2002, 2001 and 2000, assets held under capital leases were €35.5 million, €39.0 million and €29.2 million, respectively. Net rental expense for all operating leases was €135.1 million, €116.6 and €74.4 million in 2002, 2001 and 2000, respectively.

For a discussion of our capital lease obligations as of December 31, 2002, see Note 15 to our 2002 consolidated financial statements on page F-31 of this annual report.

Share and bond repurchases

We repurchased 363,148, 4,150,240 and 151,350 of our shares in the open market in 2002, 2001 and 2000, respectively. The aggregate purchase price of these shares was €1.6 million, €62.0 million and €3.0 million in 2002, 2001 and 2000, respectively.

In 2002, we repurchased in the secondary market and cancelled approximately €29.0 million aggregate principal amount of our convertible and/or exchangeable bonds issued in December 2000. Specifically, we repurchased 1,342,046 of these bonds for an aggregate purchase price of €24.2 million, which resulted in a gain of €4.8 million. These bonds were convertible into a total of 1,368,887 shares at the conversion exchange ratio of 1 to 1.02 in effect on December 31, 2002.

In early 2003, through April 30, we repurchased in the secondary market and cancelled approximately €114.3 million aggregate principal amount of our convertible and/or exchangeable bonds issued in December 2000. Specifically, we repurchased 5,290,000 of these bonds for an aggregate purchase price of €109.6 million. These bonds were convertible into a total of 5,395,800 shares at the conversion exchange ratio of 1 to 1.02 in effect on April 30, 2003.

Our future repurchases of bonds or shares, if any, will depend on the prevailing market conditions, our liquidity requirements, applicable contractual restrictions and other factors. The amounts involved may be material.

Treasury policies

Our policy is for our subsidiaries worldwide to hold cash and cash equivalents in the currency of their principal operating expenses.

Our policy is to implement cash pooling arrangements among our subsidiaries in the countries in which the size of our operations justifies these arrangements. These pooling arrangements are intended to reduce bank financing and optimize interest income in these countries.

For a discussion of our use of derivative securities in connection with foreign currency and interest rate risk as of December 31, 2002, see “Item 11. Quantitative and Qualitative Disclosure About Market Risk” beginning on page 71 of this annual report, Note 2.15 to our 2002 consolidated financial statements on page F-10 of this annual report, and Note 17 to our 2002 consolidated financial statements beginning on page F-32 of this annual report.

Contractual obligations

The following table summarizes our contractual obligations and commercial commitments at December 31, 2002.

Contractual Obligations	Payments Due by Period (in € thousands)

	Total	2003	2004	2005	2006+

Long-term debt obligations	64,930	18,100	18,284	13,691	14,855
Capital (finance) lease obligations	13,418	9,168	956	502	2,792
Operating lease obligations	744,224	112,162	103,746	91,407	436,909
Estimated obligations under earn-outs/buy-outs	212,464	71,367	73,757	44,114	23,226
Convertible and/or exchangeable bonds	1,339,315	—	88,593	—	1,250,722
Other commercial commitments	30,431	16,295	9,170	4,680	286

Total	2,404,782	227,092	294,506	154,394	1,728,790

Estimated obligations under earn-outs/buy-outs. As noted above, in connection with business combinations, we typically enter into agreements with some or all of the selling shareholders or the selling entity that provide for future “earn-out” payments and, in the case of partial acquisitions, put and call “buy-out” payments. The earn-out and buy-out payments are generally based upon a formula using a multiple of future earnings, with the multiple in some cases increasing when organic growth or profitability exceed specified thresholds. In determining the estimated obligations under both earn-outs and buy-outs, the applicable earn-out or buy-out formula has been applied to the latest available earnings data or estimates. The payment date for our buy-out obligations has been assumed to be the date the applicable buy-out put provision can first be exercised. In some cases, this date could not be determined because the buy-out put provision first becomes exercisable when the minority shareholder leaves our employ. In these cases, the applicable estimated buy-out amount, an aggregate of €17.6 million, was allocated ratably over five years. We cannot assure you, however, that these estimated obligations will not be exceeded in any specified period.

Convertible and/or exchangeable bonds. Convertible and/or exchangeable bonds reflects the aggregate principal amount outstanding as of December 31, 2002 under our three series of convertible and/or exchangeable bonds, together with accrued premium on these bonds through their respective maturity dates, assuming no conversion, exchange or repurchase from January 1, 2003 through maturity. In early 2003 through April 30, we repurchased in the secondary market and cancelled approximately €114.3 million aggregate principal amount of our convertible and/or exchangeable bonds issued in December 2000. See “— Share and bond repurchases” above.

Other commercial commitments. Other commercial commitments reflects commitments related to one of our subsidiaries that acquires exclusive marketing rights from soccer clubs for periods generally ranging from one to seven years, and then re-sells those rights to sponsors. These marketing rights agreements typically provide for payments to be made on a monthly basis during the exclusive marketing rights period. At December 31, 2002, the aggregate amount payable under these agreements was €30.4 million, and our subsidiary had received commitments from sponsors for €10.4 million.

Future cash needs

Our primary future cash needs will be to fund our working capital, capital expenditures, including acquisitions, debt service and dividend payments. Historically, cash and cash flows from operations, disposals and bank and other borrowings have been sufficient to meet these needs. We expect that such sources will be sufficient to meet our near-term cash requirements and will enable us to meet our longer-term obligations. Our ability to make payments on our debt, and to fund working capital, and capital expenditures, including acquisitions, will depend on our ability to generate cash in the future, which is subject to general economic, competitive, legislative, regulatory and other factors that may be beyond our control.

New accounting pronouncements

In October 2001, FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, which supersedes SFAS No. 121, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed.” SFAS No. 144 applies to all long-lived assets, including discontinued operations, and consequently amends Accounting Principles Board, which we refer to as APB, Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” Based on SFAS No. 121, SFAS No. 144 develops one accounting model for long-lived assets that are to be disposed by sale, as well as addresses the principal implementation issues. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 also amends Accounting Research Bulletin, which we refer to as ARB, No. 51, “Consolidated Financial Statements,” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for the company as of January 1, 2002. The adoption of SFAS No. 144 did not have and will not have a material effect on our results of operations, financial position or cash flows.

In April 2002, FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” Among other technical corrections, the statement rescinded FASB Statement No. 4 “Reporting Gains and Losses from Extinguishment of Debt.” Under SFAS No. 41 all gains or losses from the extinguishments of debt were required to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. SFAS No. 145 rescinds SFAS No. 4, therefore, gains and losses from extinguishments of debt should only be classified as extraordinary if they meet the criteria for classification as extraordinary items in APB Opinion No. 30, Under APB Opinion No. 30, debt extinguishments used as part of an entity’s risk management strategy represent an example of debt extinguishments that do not meet the criteria for classification as an extraordinary item. The provisions of SFAS No. 145 related to SFAS No. 13 are effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of SFAS No. 145 are effective for financial statements issued on or after May 15, 2002, with early application encouraged. The adoption of the provisions of SFAS No. 145, except for the portion related to SFAS No. 4, did not have and will not have a material effect on our results of operations, financial position or cash-flows. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 must be applied in fiscal years beginning after May 15, 2002. We decided to early adopt the provisions of SFAS No. 145 related to the rescission of SFAS No. 4 beginning January 1, 2002. During the last quarter of 2002, we repurchased 1,342,046 of our convertible and/or exchangeable bonds issued in December 2000 resulting in a gain of 4,771 which is reflected as “other financial income” in the consolidated statements of operations in our 2002 consolidated financial statements.

In July 2002, FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 replaces Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” and changes the timing of recognition for certain exit costs associated with restructuring activities. Under SFAS No. 146, certain exit costs would be recognized over the period in which the restructuring activities occur. Through December 31, 2002, exit costs were recognized when we committed to a restructuring plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002, although early adoption is allowed. We will adopt SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002. The provisions of SFAS No. 146 could result in the company recognizing the cost of future restructuring activities over a period of time as opposed to as a one-time expense.

In November 2002, FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which we refer to as FIN 45. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. See Note 19 to our 2002 consolidated financial statements beginning on page F-34 of this annual report for disclosures related to guarantees. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. Adoption of FIN 45 is not expected to have a material effect on our results of operations, financial position or cash flows.

In December 2002, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual financial statements. SFAS No. 148’s amendment of the transition and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. See Note 10 to our 2002 consolidated financial statements beginning on page F-22 of this annual report for disclosures related to stock based compensation. We intend to continue to account for stock-based compensation based on the provisions of APB Opinion No. 25.

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Our board of directors

In accordance with French law, our affairs are managed by our board of directors and by our chairman and chief executive officer, who has full authority to manage our affairs and has broad powers to act on our behalf within our corporate purpose and to represent us in dealings with third parties, subject only to the powers expressly reserved to our board of directors or our shareholders by law, by our bylaws or by decision of our board of directors or our shareholders.

Under our bylaws, our board of directors must consist of between three and 18 directors. Our board of directors currently consists of 15 directors. Our bylaws provide that each director is elected for a term of three years, and is eligible for reelection when the term expires. The board of directors has the power to appoint and remove the chairman and chief executive officer at any time. There are no family relationships among our executive officers or directors, other than with respect to Leopoldo Rodés Castañe, who is the father of Fernando Rodés Vilà.

Set forth in the table below is information regarding the members of our board of directors as of April 30, 2003.

Name	Position	Age	Principal Occupation	Director Since	Term Expires

Alain de Pouzilhac	Chairman	57	Chairman of the Board of	April 1989	2003
			Directors and Chief
			Executive Officer, Havas

Michel Boutinard Rouelle (1)	Director	57	Consultant	March 1997	2005

Leopoldo Rodés Castañe	Director	67	Vice Chairman, Banco	May 2001	2004
			Urquijo; Chairman and
			President, Media Planning
			Group

Alain Cayzac	Director	61	Executive Vice President,	June 1992	2003
			Havas

Richard Colker (1)	Director	57	Managing Partner, Acadia	June 1995	2003
			Investment Corporation

Ed Eskandarian	Director	66	Executive Vice President,	September 2000	2004
			Havas; Chairman and Chief
			Executive Officer, Arnold
			Worldwide Partners

Pierre Lescure	Director	57	Chairman and Chief	June 1994	2004
			Executive Officer,
			AnnaRose Production

Juan March (2)	Director	63	Co-Chairman of	May 2001	2003
			Corporación Financiera
			Alba; Director, Banca
			March

Jacques Mayoux	Director	78	Vice-Chairman, Goldman	August 1988	2005
			Sachs Europe

Thierry Meyer (2)	Director	64	Advisor to Senior	June 1995	2005
			Management, Alcatel

Fernando Rodés Vilà	Director	42	Executive Vice President,	January 2001	2003
			Havas; Chief Executive
			Officer, Media Planning
			Group

Bob Schmetterer	Director	59	President and Chief	May 1998	2005
			Operating Officer, Havas;
			Chairman and Chief
			Executive Officer, Euro
			RSCG Worldwide

Jacques Séguéla	Director	69	Executive Vice President	June 1992	2005
			and Chief Creative Officer,
			Havas

Patrick Soulard	Director	51	Deputy Chief Executive	December 1999	2004
			Officer of the Investment
			Banking Division, Société
			Générale

Société Centrale Immobilière et
Foncière (“SOCIF”), represented
by Clément Vaturi (1)(2)	Director	62	Chairman of the Board,	August 1988	2004
			Immobilière Hôtelière S.A.

______________

(1)      Member of the audit committee.

(2)      Member of the compensation and selection committee.

The following are summary biographies of each of the members of our board of directors and our principal executive officers:

Alain de Pouzilhac. Alain de Pouzilhac is currently our Chairman and Chief Executive Officer and the Chairman of two of our executive committees, the creative committee and the financial committee. Mr. de Pouzilhac began his career at Publicis Conseil, a French advertising company, in 1969 as an Assistant Account Executive. In 1970, he joined the French advertising company DDB as account executive. In 1982, he was appointed Chairman and Chief Executive Officer of Havas Conseil, one of our subsidiaries. Between 1984 and 1989, he served as Chairman of HCM, an advertising joint venture comprised of Havas Conseil and Marsteller, Inc. (an agency affiliated with the U.S. advertising company Young & Rubicam, Inc.), and HCM’s successor, HDM, an advertising joint venture comprised of Havas Conseil, Dentsu and Marsteller. Mr. de Pouzilhac was appointed our Chairman and Chief Executive Officer in 1989.

Michel Boutinard Rouelle. Michel Boutinard Rouelle is one of our directors, a position he has held since March 1997. Mr. Boutinard Rouelle, a graduate of the Institut d’Etudes Politiques de Paris and the Ecole Nationale d’Administration (ENA), began his career in government and public affairs, holding a variety of national, regional and local offices in France from 1971 to 1988, including Chief of Staff of the Mayor of Paris from 1977 to 1979 and Counsellor to the Prime Minister from 1986 to 1988. From 1989 to 1999, Mr. Boutinard Rouelle held a variety of positions with Vivendi Universal Publishing, a French media group, and its affiliates. These positions included Vice President of Vivendi Universal Publishing from 1997 to 1998 and Chairman and Chief Executive Officer of Vivendi Universal Publishing’s affiliate Havas Media Communication from 1995 to 1999. Since 1999, Mr. Boutinard Rouelle has acted as a free-lance management consultant.

Leopoldo Rodés Castañe. Leopoldo Rodés Castañe is currently Vice Chairman of Banco Urquijo, a Spanish financial institution, and Chairman of Media Planning Group. Mr. Rodés Castañe founded Tiempo, an advertising agency, in 1958, and was its Chairman and Chief Executive Officer until 1984. In 1985, Mr. Rodés Castañe also founded and became President of “Barcelona ‘92,” an organization created to promote the bid of Barcelona as the host city of the 1992 Summer Olympic Games. From 1986 through 1992, he served as a member of the executive committee of Summer Olympic Games of Barcelona, known as “COOB ‘92.” From 1994 to 1996, he was a member of the International Advisory Board of Repsol, S.A., a Spanish oil and gas exploration and development company. Mr. Rodés Castañe has been President and Chairman of the Media Planning Group since 1999. He also currently serves on the Board of Directors of Alcatel Espana, S.A., a Spanish telecommunications company, and Sogecable, S.A., a Spanish pay television company.

Alain Cayzac. Alain Cayzac is currently one of our Executive Vice Presidents. Mr. Cayzac, a graduate of Hautes Etudes Commerciales (HEC) and of Berlin University, began his career in advertising in 1972 as an Associate Director of RSCG. He was appointed Chairman of RSCG in 1984. From 1996 to 1997, he served as Chairman and Chief Executive Officer of Euro RSCG Worldwide. He was appointed as one of our Executive Vice Presidents in 1997. He currently is responsible for our specialized agencies. Mr. Cayzac is also Chairman of the Association Sportive, or Sports Association, of the Paris Saint-Germain (“PSG”) professional soccer team and member of the executive committee of the Mouvement des Enterprises de France (MEDEF), a confederation of French businesses. He currently serves on the Board of Directors of Groupe Amaury, a press group.

Richard Colker. Richard Colker is currently Managing Partner of Acadia Partners, a private partnership company, and Colker, Gelardin & Co., a private investment banking partnership. Mr. Colker has held these positions since 1990. A graduate of Michigan State University, Mr. Colker began his career at Wells Fargo Bank N.A., a financial institution, as Manager, Corporate Finance Department. From 1976 to 1983, Mr. Colker served as Vice President of Banque de la Société Financière Européenne, a French financial institution. From 1983 to 1990, Mr. Colker served as Managing Director, Investment Banking, and a Member of the London Management Committee of the investment bank Kidder, Peabody International Limited and its affiliate, Kidder, Peabody & Co., and a Member of the Board of Directors of another affiliate, Kidder, Peabody Italia S.p.A. Mr. Colker has been one of our directors since June 1995.

Ed Eskandarian. Ed Eskandarian is currently one of our Executive Vice Presidents and the Chairman and Chief Executive Officer of Arnold Worldwide Partners. Mr. Eskandarian, a graduate of Villanova University and Harvard Business School, began his career as a scientist working for NASA. In 1971, Mr. Eskandarian became senior vice president of Humphrey Browning MacDougall, an advertising agency, and in 1981 he became President and Chief Executive Officer of that agency. When London-based WCRS acquired Humphrey Browning MacDougall in the mid-1980s, Mr. Eskandarian continued as Chairman and Chief Executive Officer of the newly formed WCRS Diversified Communications. In 1990, Mr. Eskandarian purchased Arnold Advertising, and has served as its Chairman and Chief Executive Officer since that time.

Pierre Lescure. Pierre Lescure is currently Chairman and Chief Executive Officer of AnnaRose Production, a cinema production company. From 2001 to April 2002, he was Co-Chief Operating Officer of Vivendi Universal, where he was in charge of its television and film business unit. Mr. Lescure, a graduate of the Centre de Formation de Journalistes in Paris, began his career in journalism, holding a variety of positions in French radio and television from 1965 to 1984. From 1984 to April 2002, he held a variety of positions with Canal+ Group and its affiliated companies, including Chairman and Chief Executive Officer of Canal+ Group. Mr. Lescure currently serves on the board of directors of several companies, including the Supervisory Board of Lagardère, a French media group, the French newspaper Le Monde and Thomson Multimedia. Mr. Lescure is also Chairman of the Supervisory Board of the PSG professional soccer team.

Juan March. Juan March is currently Co-Chairman of Corporación Financiera Alba, a Spanish financial and real estate holding company, and a director of Banca March, a Spanish financial institution. Mr. March, who received his Ph.D. from Escuela Superior de Ingenieros Industriales in Madrid, has co-managed the companies of the March Group since 1973. In addition, since 1973 he has served as Chairman of the Juan March Foundation. Mr. March is currently a member of the International Advisory Board for the Council on Foreign Relations and a member of the Board of Directors of Foundation Internationale Carrefour.

Jacques Mayoux. Jacques Mayoux is currently Vice-Chairman of Goldman Sachs Europe. Mr. Mayoux, a graduate of Hautes Etudes Commerciales (HEC) and the Ecole Nationale d’Administration (ENA), began his career in government, holding a variety of offices within the French Ministry of Finance beginning in 1952. He served as Chief Executive Officer of Crédit Agricole, a French financial institution, from 1963 to 1975, Chief Executive Officer of Sacilor, a French steel company, from 1978 to 1982, and Chief Executive Officer of Société Générale, a French financial institution, from 1982 to 1986. Since 1986, Mr. Mayoux has served on the board of directors of several companies. He currently serves on the Board of Directors of Altra Banque and Euris, a financial holding company.

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

Fernando Rodés Vilà. Fernando Rodés Vilà is currently one of our Executive Vice Presidents and the Chief Executive Officer of Media Planning Group. Mr. Rodés Vilà, a graduate of UCB University and of Gresham College in London in Economics and Finance Management, began his career in banking. In 1985, he joined Manufacturers Hanover Trust, a financial institution, as the Director of Capital Markets in Barcelona. In 1989, he became Director of company banking services at Banco Español de Credito, a Spanish financial institution. Mr. Rodés Vilà was appointed Chief Executive Officer of Media Planning, S.A. in 1994. In 1999, concurrently with the combination of our media services with those of Media Planning, S.A., Mr. Rodés Vilà was appointed as the Chief Executive Officer of Media Planning Group.

Bob Schmetterer. Bob Schmetterer is currently our President and Chief Operating Officer, the Chairman and Chief Executive Officer of Euro RSCG Worldwide and the Chairman of two of our executive committees, the strategic committee and the business development committee. Mr. Schmetterer began his career in advertising at Scali McCabe Sloves in 1971. In 1984, he was appointed Chief Executive Officer of HCM. In 1987, he became one of the founding partners of the New York advertising agency Messner Vetere Berger McNamee Schmetterer Euro RSCG. Mr. Schmetterer has served as Chairman and Chief Executive Officer of Euro RSCG Worldwide since 1997. In 2002, he published “Leap: A Revolution in Creative Business Strategies,” which describes Euro RSCG Worldwide’s Creative Business Ideas®.

Jacques Séguéla. Jacques Séguéla is currently one of our Executive Vice Presidents and our Chief Creative Officer. Mr. Séguéla, who has a Ph.D. in Pharmacy, began his career as a reporter for Paris-Match and then for France-Soir. In 1969, he created RSCG, which merged with Eurocom in 1991 to create Euro RSCG Worldwide. Mr. Séguéla is the author of eighteen books on advertising and related matters and has been involved in numerous political campaigns in France and abroad.

Patrick Soulard. Patrick Soulard is currently Deputy Chief Executive Officer of the Investment Banking Division of Société Générale, a position he has held since 1999. Mr. Soulard, a graduate of the Institut d’Etudes Politiques de Paris and the Ecole Nationale d’Administration (ENA), began his career in government, holding a variety of offices within the French Ministry of Finance from 1977 to 1986. From 1986 to 1995, he held a variety of positions with Banque Nationale de Paris, a French financial institution, including Director of Financial Affairs and Industrial Holdings, and Manager of Banexi, a subsidiary bank. Mr. Soulard joined Société Générale as a Senior Banker in 1996. He is currently a director of Foncières Financières de Participation, an investment company, and Chairman of the Supervisory Board of Société Générale Private Equity.

Clément Vaturi. Clément Vaturi has served as Chairman of the Board of Immobilière Hôtelière, a French hotel real estate development company, since 1983. Mr. Vaturi is also Chairman and Chief Executive Officer of several of Immobilière Hôtelière’s affiliates, including SOCIF. Mr. Vaturi received his Bachelor of Science, Civil Engineering, from the Massachusetts Institute of Technology and his Master of Science, Industrial Management, from the Sloan School of Management at the Massachusetts Institute of Technology. Mr. Vaturi has been one of our directors since August 1988.

Jacques Hérail. Jacques Hérail is currently one of our Executive Vice Presidents and our Chief Financial Officer, positions he has held since 1996. He also currently serves as Senior Vice President of Snyder Communications. Mr. Hérail, a graduate of Sciences Economiques, the Institut d’Etudes Politiques and the Ecole Supérieure des Sciences Economiques et Commerciales (ESSEC), began his career at the accounting firm Arthur Andersen in 1976. In 1984, he was appointed Chief Financial Officer of HCM and later served as Chief Financial Officer of HDM. Between 1989 and 1996, he served as Executive Vice President and Chief Financial Officer of Euro RSCG Worldwide.

Executive committees

At a meeting of our board of directors on December 12, 2002, our Chairman, Alain de Pouzilhac, proposed the creation of four new executive committees to replace our then existing executive committee. These new committees, a strategic committee, creative committee, financial committee, and business development committee, were created in January 2003. The primary objectives of the committees are to guide our company in an increasingly complex environment of integrated communications, to achieve improved quality of services, growth, creativity, profitability and cashflow, as well as to develop a higher quality of talent, by promoting a new generation of leaders, across disciplines and divisions, to play a role in defining our future. This new organizational structure is designed to generate momentum for change while maintaining the decentralized character of our company. Each committee is expected to meet six times a year and to be composed of between 10 and 12 members, with membership evolving over time to reflect the different issues that face our company.

Strategic committee. The purpose of our strategic committee is to develop a mission and vision for our company and our operating divisions and specialized agencies and to develop a three-year business plan by operating division, while increasing the efficiency of the organization. The Chairman of this committee is Bob Schmetterer. Other members of the committee currently include leaders representing each of the divisions and a number of the company’s different communications disciplines.

Creative committee. The purpose of the creative committee is to work on ways to improve our creativity as a company while also seeking and implementing ways to improve our image and develop our creative reputation. The Chairman of this committee is Alain de Pouzilhac. Other members of the committee currently include creative directors from the operating divisions.

Financial committee. The purpose of the financial committee is to reinforce our financial strategy and ensure that our company is in compliance with all the elements of effective corporate governance. The Chairman of this committee is Alain de Pouzilhac. Other members of the committee currently include Jacques Hérail and the chief executive officers and chief financial officers of each of the operating divisions.

Business development committee. The purpose of the business development committee is to conceive and implement ways to further develop existing and potential clients while fostering innovation in our business strategy. The Chairman of this committee is Bob Schmetterer. Other members of the committee currently include a cross-section of leaders from the operating divisions.

Our audit committee

Our board of directors has a standing audit committee. The purpose of the audit committee is to:

•

make recommendations concerning the engagement of independent public accountants;

•

review with our management and independent public accountants the plans for, and scope of, the audit procedures to be utilized and results of audits;

•

approve the professional services provided by the independent public accountants; and

•

review the adequacy and effectiveness of our internal accounting controls.

The current members of our audit committee are Messrs. Boutinard Rouelle, Colker and Vaturi.

Our compensation and selection committee

Our board of directors has a standing compensation and selection committee. The purpose of the compensation and selection committee is to:

•

examine and present recommendations concerning the compensation of each of our executive officers;

•

examine the methodology of attributing stock options to executive committee members, taking into account the performance of each executive as well as the performance of our shares;

•

present a range of board and committee fees to be paid to the members of our board of directors; and

•

issue recommendations regarding candidates for our board of directors and top executives.

The current members of our compensation and selection committee are Messrs. Meyer, March and Vaturi.

Compensation of our directors and officers

Compensation of our executive officers

Philosophy and principles. Our compensation and selection committee reviews both the aggregate amount and the structure of the compensation packages of our principal executive officers.

The compensation policy that has been established by our compensation and selection committee is designed to motivate our principal executive officers and to closely align their interests with those of our shareholders. The policy is based on the following principles:

•          The overall amount and structure of compensation packages are determined based on market comparisons, to ensure that they are competitive.

•          The total amount of each executive officer’s compensation package, including stock option awards, depends to a significant extent on meeting specified performance targets.

•          The performance targets reflect both our company’s overall financial performance and our company’s relative performance compared with our principal competitors.

Components of compensation packages. The compensation packages of our principal executive officers comprise a fixed salary, an annual bonus and a deferred bonus. In addition, executive officers may be awarded incentive stock options.

Fixed salary. Fixed salaries are set at competitive rates of pay for equivalent positions, based on market comparisons.

Annual bonus. Annual bonuses are determined based on a range of criteria, including:

•          Earnings before interest, taxes and goodwill amortization;

•          Organic growth;

•          Cash earnings per share; and

•          Qualitative criteria.

These criteria are applied at the group or division level depending on the executive officer.

To contribute to our objective of strengthening our financial position, the compensation and selection committee decided that, beginning in 2003, up to one third of the annual bonuses of our executive officers should be determined based on improvements in free cash flow.

Annual bonuses are generally structured to represent between 50% and 100% of the executive’s fixed salary, if all of the targets are met. If the targets are exceeded, the bonus may represent up to between 100% and 200% of the fixed salary.

Deferred bonus. The compensation and selection committee decided to introduce a deferred bonus system for our executive officers beginning in 2003. The deferred bonus is a complement to the annual bonus based on medium-term performance, and is intended to encourage a long-term strategic vision. The deferred bonus is based on the growth of our cash earning per share in relation to that of our six principal competitors (consisting of WPP Group, The Interpublic Group of Companies, Omnicom Group, Publicis Groupe, Aegis Group and Grey Global Group), with a trigger criterion linked to control of our net debt.

Stock options. Under our stock option policy for executive officers, stock option grants are generally tied to attainment of our cash earning per share targets and our stock price performance in relation to that of our six principal competitors. For options to be granted, our stock price performance must rank among the top three in this peer group. The number of options granted decreases significantly from first place and third place. This stock option policy was implemented beginning in 2002.

On February 14, 2002, our executive officers received option grants related to our 2001 fiscal year that were based on our prior stock option practices, which were not tied to stock price performance.

In application of our new policy, however, none of our executive officers received stock options related to our 2002 fiscal year due to our 2002 stock price and earnings performance, with the exception of our Chief Creative Officer, Jacques Séguéla, for whom the grant criteria are based on creative ranking of our agencies.

Directors’ fees

Beginning in 2003, we changed our policy on directors’ fees. The fixed annual retainer amount has been reduced by 25% and we have added a variable retainer amount, ranging from 0% to 40% of the fixed retainer amount, based on growth in our annual operating margin. Part of the retainer amount will be paid in Havas shares which may not be sold for as long as the director remains on our board of directors. In addition, as applicable in 2002, directors’ fees paid to our principal executive officers are part of, and not in addition to, their annual compensation packages.

The tables below set forth the following information with respect to each of our directors and executive officers:

•

net compensation in 2002 (excluding compulsory employee social contributions), which includes all regular compensation, benefits in kind and contingent or deferred compensation accrued in 2002, even if payable at a later date; and

•

stock option grants in or related to 2002 and stock option exercises in 2002.

Compensation Table for 2002(1)

In €	Base Salary	Bonus	Other Compensation (2)	Board and Committee Fees		Total

Employee Directors and Executive Officers
Alain de Pouzilhac	915,717	319,836	12,104	52,383		1,300,040
Bob Schmetterer	985,246	1,336,440	83,213	50,000		2,454,899
Alain Cayzac	393,901	334,614	11,881	44,764		785,160
Ed Eskandarian	607,128	161,289	13,284	48,000		829,701
Jacques Hérail	628,743	360,581	11,876	—		1,001,200
Leopoldo Rodés Castañe	548,517	504,500	250,000	58,000		1,361,017
Fernando Rodés Vilà	493,800	400,000	75,000	50,000		1,018,800
Jacques Séguéla	393,955	359,045	12,067	44,769		809,836
Sub-Total	4,967,007	3,776,305	469,425	347,916		9,560,652

Non-employee Directors
Michel Boutinard Rouelle	—	—	—	62,000		62,000
Richard Colker (3)	—	—	63,788	68,000		131,788
Pierre Lescure	—	—	—	40,000		40,000
Juan March	—	—	—	60,000		60,000
Jacques Mayoux	—	—	—	50,000		50,000
Thierry Meyer (4)	—	—	63,618	65,000		128,618
Patrick Soulard	—	—	—	58,000		58,000
SOCIF, represented by Clément Vaturi	—	—	—	70,000	(5)	70,000
Sub-Total	—	—	127,406	473,000		600,406
TOTAL	4,967,007	3,776,305	596,831	820,916		10,161,058

______________

(1)

Amounts paid in currencies other than euro have been converted into euro at the average 2002 exchange rate between the applicable currency and the euro. (Source: Banque de France.)

(2)

Includes benefits in kind.

(3)

Includes $60,000 paid for investment banking advisory services and $1,730 of expense reimbursement in connection with those services.

(4)

Includes £40,000 paid for services as a director of one of our subsidiaries.

(5)

Of this amount, €22,000 was paid directly to Clément Vaturi and €48,000 was paid to SOCIF.

Options of Executive Officers of Havas
Granted in or related to 2002 or Exercised in 2002(1)

	Number of Options Granted in 2002 Related to 2001(2)	Exercise Price per Share (€)	Grant Date	Expiration Date	Number of Options Granted in 2003 Related to 2002(3)		Number of Options Exercised in 2002	Exercise Price per Share (€)	Grant Date

Alain de Pouzilhac(4)	306,778	8.41	2/14/02	2/14/09	—		176,000	4.23	12/5/96
Bob Schmetterer	204,519	8.41	2/14/02	2/14/09	—		—
Alain Cayzac	51,130	8.41	2/14/02	2/14/09	—		—
Ed Eskandarian	102,260	8.41	2/14/02	2/14/09	—		—
Jacques Hérail	306,778	8.41	2/14/02	2/14/09	—		—
Fernando Rodés Vilà	132,937	8.41	2/14/02	2/14/09	—		—
Leopoldo Rodés Castañe	—	N/A	N/A	N/A	—		—
Jacques Séguéla	51,130	8.41	2/14/02	2/14/09	200,000	(5)	—

______________

(1)

As a result of our distribution of a portion of paid-in capital in connection with our payment of our annual dividend to shareholders on June 11, 2002, the number of options and the exercise prices for outstanding options under our plans on that date were adjusted. Information in this table reflects this adjustment. For a discussion of the possible future distribution of paid-in-capital in connection with our payment of dividends to shareholders, see “Item 8. Financial Information — 8.A.8 Dividend policy” on page 54.

(2)

Reflects option grants related to 2001 under our prior stock option policy. See “— Compensation of our executive officers — Components of compensation packages — Stock options” on page 45 above.

(3)

Reflects option grants related to 2002 under our new stock option policy. See “— Compensation of our executive officers — Components of compensation packages — Stock options” on page 45 above.

(4)

Alain de Pouzilhac receives an annual grant of 300,000 options as compensation for renouncing a substantial part of the benefits to which he was entitled under a retirement plan established in 1978. On February 14, 2002, Mr. de Pouzilhac received an additional 300,000 options (306,778 after adjustment related to our June 11, 2002 annual dividend payment to shareholders) under this annual grant, but Mr. de Pouzilhac subsequently renounced them and they were cancelled by our company.

(5)

For Jacques Séguéla, the criteria for the grant of options related to 2002 were based on the creative agency rankings obtained by Havas and not on attainment of cash earnings per share targets or relative stock price performance. This grant occurred on March 24, 2003 and has an exercise price per share of €2.70

In addition to the compensation set forth in the table above, some of our directors who are executive officers are entitled to severance benefits under their employment agreement with us.

Share ownership

As of March 31, 2003, all our directors and executive officers as a group (17 persons, including both SOCIF and Clément Vaturi) beneficially owned 21,793,166 or 7.34% of our outstanding shares, not including 8,973,320 shares owned by companies controlled by the families of Leopoldo Rodés Castañe and Fernando Rodés Vila. Juan March beneficially owned 14,820,000 shares, which represented approximately 4.99% of our outstanding shares on that date. As of that date, none of our other directors or executive officers beneficially owned more than 1% of our outstanding shares.

Employees and labor relations

Our business is highly dependent upon the skills of our creative, research, media and account personnel and their relationships with our clients. Many of our employees have employment contracts, some of which contain covenants not to compete. Our senior management employees also are generally bound by covenants not to compete. Those employees who are not subject to covenants are typically able to move within the industry with relative ease. Competition with our competitors for qualified personnel is intense, and we, like our principal competitors, are vulnerable to any failure to attract or retain qualified personnel. We believe the compensation arrangements for our key employees are highly competitive with those of other advertising and communications services companies.

The tables below set forth our total number of employees by geographic location. The figures in these tables are based on the average number of employees employed during the year by each of our agencies as of December 31, 2000, 2001 and 2002, including in each case the average number of employees employed by Media Planning Group:

Employees by Geographic Location

Year Ended December 31,	Total Number of Employees	Europe	U.S.	Asia Pacific	Latin America

2000	21,500	11,600	7,100	1,900	900
2001	20,373	10,959	6,336	1,940	1,138
2002	18,866	10,430	5,588	1,739	1,107

Some of our U.S. employees in our specialized agencies are covered by collective bargaining agreements with two separate labor unions. In Europe, membership of our employees in labor unions varies from country to country, and a number of countries prohibit us from keeping records of union membership. We are subject to various collective bargaining agreements in Europe. In most continental European countries, collective bargaining agreements are imposed by law on the entire industry. We believe that our relationship with the labor unions is good.

As of December 31, 2002, our principal collective bargaining agreements are as follows:

Country	Number of Covered Employees	Expiration Date

Argentina	38	No expiration
Austria	44	No expiration
Belgium	118	No expiration
Brazil	65	December 31, 2003
France	2,877	No expiration
Italy	179	December 31, 2004
Portugal	115	No expiration
Portugal	147	December 31, 2003
Spain	731	December 31, 2003
United Kingdom	15	No expiration
United States	39	April 30, 2005
United States	35	June 12, 2006

Option plans

As of December 31, 2002, our shareholders had authorized our board of directors to grant options to purchase an aggregate of up to 8,962,334 Havas shares on or before May 22, 2006 under authorizations by our shareholders on May 22, 2001 and May 23, 2002. As of December 31, 2002, options to purchase an aggregate of 28,965,694 Havas shares were outstanding, including options to purchase an aggregate of 8,447,276 Havas shares granted to our directors and executive officers. All of the options we granted are subject to specified anti-dilution adjustments.

Our board of directors will fix the number of Havas shares and the exercise price for option grants, which we refer to as plans, under our shareholder authorizations in accordance with the laws in effect at the time the board of directors decides to grant the options. At that time, our board of directors also will establish the conditions for exercising the options and the periods during which the options may be exercised.

Our shareholder authorizations typically permit our board of directors to grant options to purchase up to an aggregate percentage of our issued shares from time to time. Each shareholder authorization is effective for a specified period from the date of authorization or until all of the options authorized have been granted. On May 23, 2002, our shareholders gave our board of directors authority for a period of 38 months to grant options to purchase up to an annual average over the term of the authorization of 2.5% of the then issued Havas shares, including treasury shares, from time to time, provided that the aggregate number of shares purchasable under options outstanding from time to time may not exceed 12% of the then issued Havas shares, including treasury shares. As of December 31, 2002, the only new options that may be granted by the board are options to purchase shares under our May 2001 and May 2002 shareholder authorizations.

Upon the completion of the acquisition of Snyder Communications in September 2000, all outstanding options to purchase shares of SNC common stock of Snyder Communications were converted into options to purchase an aggregate of 9,494,597 Havas ADSs, of which options to purchase an aggregate of 5,628,821 Havas ADSs were outstanding as of December 31, 2002. These options are not considered to be part of any of our option plans, are not subject to anti-dilution adjustments and do not affect the calculation of the limits on option grants described above.

In addition, upon the completion of the acquisition of Circle.com in September 2000, all outstanding options to purchase shares of Circle.com common stock of Snyder Communications were converted into options to purchase an aggregate of 273,220 Havas ADSs, of which options to purchase an aggregate of 171,902 Havas ADSs were outstanding as of December 31, 2002. These options are not considered to be part of any of our option plans, are not subject to anti-dilution adjustments and do not affect the calculation of the limits on option grants described above.

The table below shows information relating to our various options plans and the converted SNC options and Circle.com options as of December 31, 2002.

	12/05/1996 Plan	6/19/1997 Plan*	3/05/1998 Plan	2/25/1999 Plan	6/17/1999 Plan	9/30/1999 Plan	12/02/1999 Plan	3/02/2000 Plan	5/23/2000 Plan	10/23/2000 Plan	3/01/2001 Plan	5/22/2001 Plan	2/14/2002 Plan**	12/12/2002 Plan	Converted SNC Options	Converted Circle.com Options

Date of shareholders’ meeting authorizing plans	6/27/1996	6/19/1997	6/19/1997	6/19/1997	6/19/1997	6/19/1997	6/19/1997	6/17/1999	6/17/1999	6/17/1999	5/23/2000	5/23/2000	5/22/2001	5/22/2001	8/25/2000	5/22/2001
Date of board meeting granting options	12/05/1996	6/19/1997	3/05/1998	2/25/1999	6/17/1999	9/30/1999	12/02/1999	3/02/2000	5/23/2000	10/23/2000	3/01/2001	5/22/2001	2/14/2002	12/12/2002	8/25/2000	5/22/2001
Options granted***	2,564,649	6,135,158	1,617,064	725,808	306,294	204,332	883,178	907,507	408,664	4,032,422	4,537,725	3,440,374	6,238,380	31,285	9,494,613	273,220
Number of options granted to executive officers	1,008,867	3,139,150	378,313	331,392	—	—	511,069	294,403	408,664	—	1,528,285	96,071	1,462,310	—	—	—
Number of executive officers receiving options	3	5	2	2	—	—	2	2	1	—	7	1	7	—	—	—
Exercisable date	12/05/1996	6/19/2002	3/05/1998	2/25/1999	1/01/2000	1/01/2000	1/01/2000	1/01/2001	5/23/2000	10/23/2000	3/01/2001	1/01/2002	1/01/2003	1/01/2003	9/29/2000	7/02/2001
Expiration date	12/31/2003	6/19/2004	12/31/2004	2/24/2006	6/16/2006	9/29/2006	12/01/2006	3/01/2007	5/22/2007	10/22/2007	2/29/2008	5/21/2008	2/13/2009	12/11/2009	9/13/2010	8/03/2010
Exercise price per share***	€4.14	€4.51	€6.21	€7.46	€8.90	€10.62	€15.36	€27.06	€24.47	€17.38	€15.17	€14.53	€8.41	€4.85	€11.24(7)	€186.54(8)
Discount from average market price	5%	5%	5%	5%	5%	5%	5%	0%	0%	0%	0%	0%	0%	0%	N/A	N/A
Exercise conditions	—	—	—	—	—	—	—	(1)	—	(2)	(3)	(4)	(5)	(6)	—	—
Number of shares issued on exercise as of 12/31/2002	1,472,580	—	386,645	—	20,000	—	24,000	—	—	—	—	—	—	—	1,756,210	—
Number of options terminated as of 12/31/2002	—	—	—	6,000	—	—	20,000	—	—	465,690	427,312	149,733	95,186	—	2,109,582	101,318
Number of options outstanding as of 12/31/2002	1,092,069	6,135,158	1,230,419	719,808	286,294	204,332	839,178	907,507	408,664	3,566,732	4,110,413	3,290,641	6,143,194	31,285	5,628,821	171,902

______________

*         Upon exercise of the options under this plan, option holders receive treasury shares rather than newly issued shares.

**       This plan includes grants under two separate programs: the second half of the 2001 option program and the first half of the 2002 option program. See “– Compensation of our directors and executive officers – Compensation of our executive officers – Components of compensation packages – Stock options” on page 45 above.

***     As a result of our distribution of a portion of paid-in capital in connection with our payment of our annual dividend to shareholders on June 11, 2002, the number of options and the exercise prices were adjusted for all plans except the converted SNC and Circle.com options. For a discussion of the possible future distribution of paid-in-capital in connection with our payment of dividends to shareholders, see “Item 8. Financial Information — 8.A.8 Dividend policy” on page 54.

(1)      296,040 of these options became exercisable in 2001, 377, 087 in 2002, and the remainder are exercisable in 2003.

(2)      756,164 of these options became exercisable on 10/23/2000, 1,065,779 in 2001, 1,123,908 in 2002, and the remainder are exercisable in 2003.

(3)      194,835 of these options became exercisable on 3/1/2001, 1,450,397 in 2002, 1,446,246 are exercisable in 2003, and the remainder are exercisable in 2004.

(4)      1,146,791 of these options became exercisable in 2002, 1,146,791 are exercisable in 2003, and the remainder in 2004.

(5)      2,079,460 of these options become exercisable in 2003, 2,079,460 in 2004, and the remainder in 2005.

(6)      10,428 of these options become exercisable in 2003, 10,428 in 2004, and the remainder in 2005.

(7)      Represents the weighted average exercise price of $11.79 converted into euro at the noon buying rate of €1.00 = $1.0485 on December 31, 2002.

(8)      Represents the weighted average exercise price of $195.59 converted into euro at the noon buying rate of €1.00 = $1.0485 on December 31, 2002.

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As of April 15, 2003, to the best of our knowledge, there are no shareholders whose beneficial ownership represents 5% or more of our share capital or voting rights. All of our shareholders have the same voting rights with respect to the Havas shares that they hold. (However, see “Item 3. Key Information — Risk Factors — Holders of our ADSs may have limited ability to influence the governance of our company” on page 8.) As of April 15, 2003, we held 8,121,459 shares as treasury stock. These Havas shares do not have voting rights. As a result, the percentage of the issued Havas shares owned by each of our shareholders translates into a slightly greater percentage of total voting rights.

As of February 25, 2003, based on information provided to us by Putnam Investment Management, LLC and The Putnam Advisory Company, LLC in its Notification of Holdings under the EC Directive 88/627 on the Disclosure of Interest of Shares, these two entities owned 30,082,256 of our shares, which represented approximately 9.9% of our outstanding shares and 10.1% of our voting rights. As of April 15, 2003, based on information provided to us by Putnam Investment Management, LLC and The Putnam Advisory Company, LLC in its Notification of Holdings under the EC Directive 88/627 on the Disclosure of Interest of Shares, these two entities owned 14,126,405 of our shares, which represented approximately 4.6% of our outstanding shares and 4.8% of our voting rights.

To the best of our knowledge, as of December 31, 2002, approximately 46,638,232 million, or 15.7%, of our outstanding shares (including shares represented by ADSs) were held by shareholders of record in the United States. In addition, to the best of our knowledge, there were approximately 6,500 shareholders of record in the United States as of April 24, 2003.

Transactions involving directors, executive officers and shareholders of Havas

Purchase of Havas trademark from Vivendi Universal Publishing.  On March 31, 2002, we purchased all rights held by Vivendi Universal Publishing to the “Havas” trademark, except derivative names of Havas, including “Havas Voyages,” for €4.6 million. Before that time, we licensed the use of the name “Havas Advertising” from Vivendi Universal Publishing under annual license agreements.

Transactions involving the Rodés Family.  Media Planning Group and its subsidiaries have entered into the following transactions with members of the families of Fernando Rodés Vilà, one of our directors and executive officers and the chief executive officer of Media Planning Group, and Leopoldo Rodés Castañe, one of our directors and the father of Fernando Rodés Vilà, and or entities controlled by them.

Intermedia Management Services, A.G., an indirect, wholly owned subsidiary of Media Planning Group, renders services to various subsidiaries of Media Planning Group by hiring as consultants various officers of Media Planning Group on behalf of such subsidiaries. This arrangement facilitates internal accounting and control of the services rendered and helps to minimize transfer pricing issues where services are rendered to subsidiaries outside of Spain. The consulting fees paid to officers of Media Planning Group under this arrangement are part of, and not in addition to, their annual compensation packages. Intermedia Management Services has entered into a consulting services agreement with Fernando Rodés Vilà. Under this agreement, Fernando Rodés Vilà provides consulting services to Intermedia Management Services and, through Intermedia Management Services, to various subsidiaries of Media Planning Group. Fernando Rodés Vilà is paid an hourly fee of €600 in cash for his consulting services, and may also be entitled to an additional fee if Fernando Rodés Vilà and Intermedia Management Services so agree. Fernando Rodés Vilà was paid €535,690 for his consulting services in 2002. This arrangement was terminated on December 31, 2002.

In October 1991, the predecessor to Media Planning Group entered into an agreement with Gestora de Viviendas S.A. under which Gestora de Viviendas provides client development services to Media Planning Group and its subsidiaries in exchange for commissions on new clients developed by it. Under this agreement, Media Planning Group paid Gestora de Viviendas commissions of €347,020, excluding taxes, for these services provided in 2002 and €0, excluding taxes, in 2003 through April 30. Fernando Rodés Vilà and Leopoldo Rodés Castañe, together with other members of their families, are controlling shareholders, and Leopoldo Rodés Castañe is a director, of Gestora de Viviendas.

Media Planning Group receives legal services from the Spanish law firm of Rodés & Sala Abogados, S.L. Rodés & Sala was paid a total of €193,917, excluding taxes, for these legal services provided in 2002 and has billed Media Planning Group a total of €40,000, excluding taxes, in legal fees for 2003 through April 30. Gonzalo Rodés Vilà, the brother of Fernando Rodés Vilà and the son of Leopoldo Rodés Castañe, is a partner in Rodés & Sala. In addition, Gonzalo Rodés Vilà serves as secretary of the board of directors of Media Planning Group. Gonzalo Rodés Vilà was paid €28,017 for his services as secretary of the board provided in 2002 and has been paid €20,033 for such services provided in 2003 through April 30.

Transactions involving Richard Colker.  In 2002, we paid $60,000 to Colker, Gelardin & Co. for investment banking advisory services performed from May 2002 through December 31, 2002 related to our specialized agencies. In March 2003, we agreed to pay $60,000 to Colker, Gelardin & Co. for these services through December 31, 2003. Richard Colker, one of our directors, is the Managing Partner of Colker, Gelardin & Co.

Transactions involving Thierry Meyer.  Thierry Meyer, one of our directors, also serves as a director of one of our subsidiaries in the U.K. We paid Mr. Meyer £40,000 for his services as a director of the subsidiary provided in 2002 and have agreed to pay Mr. Meyer $60,000 for his services to be provided in 2003.

ITEM 8.         FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

8.A.1 See Item 18 “Financial Statements.”

8.A.2 See Item 18 “Financial Statements.”

8.A.3 See Report of Independent Public Accountants, page F-2.

8.A.4 We have complied with this requirement.

8.A.5 Not applicable.

8.A.6 Not applicable.

8.A.7 Legal proceedings

Bankruptcy of WorldCom, Inc.

On July 21, 2002, WorldCom, one of our significant clients, filed for reorganization under Chapter 11 of the United States Bankruptcy Code. We provide both advertising and marketing services and media services to WorldCom.

With respect to the media, we act as an agent for WorldCom and as an intermediary in the transfer of the client’s payments to the applicable media suppliers, which is consistent with the concept of “sequential liability” adopted by the American Association of Advertising Agencies in 1991 as its standard for the industry. As a result, we had outstanding pre-bankruptcy petition receivables of approximately $36.1 million as of December 31, 2002 and in parallel, we had outstanding pre-bankruptcy petition media payables for the media space reserved on behalf of WorldCom of approximately $36.9 million as of December 31, 2002.

Currently, no media vendor is pursuing, nor have any waived, any claim against us for any WorldCom payables, and it is not currently possible to determine what actions, if any, will be taken in connection with the WorldCom bankruptcy proceeding, or the possible outcome of any such actions, or the amount of any loss to us that might result. Consequently, although a loss is possible, we cannot at this time reasonably determine the probability of any loss or the magnitude thereof. Therefore no reserve has been recorded.

With respect to commissions and production work, we have pre-bankruptcy petition receivables of approximately $10.4 million in our financial statements as of December 31, 2002, which have been fully reserved as of December 31, 2002.

We have filed proofs of claim with the United States Bankruptcy Court in support of our position as agent with regard to media, commissions and production work.

We continue to do business with WorldCom with payment generally received from WorldCom on an accelerated basis.

Circle.com litigation

On June 4, 2001, two holders of Circle.com common stock filed a purported class action lawsuit in Delaware Chancery Court against Snyder Communications, our company and each director of our company and Snyder Communications. The lawsuit sought a preliminary and permanent injunction or, alternatively, monetary damages. The lawsuit alleges that our company and the board of directors of Snyder Communications breached their fiduciary duties owed to the Circle.com stockholders when considering and negotiating the proposed merger of Snyder Communications with one of our subsidiaries by failing to create an independent negotiating structure, failing to seek truly independent advice, concealing material information from the Circle.com stockholders, and unfairly timing the proposed merger to the disadvantage of the Circle.com stockholders. Subsequent to the filing of the lawsuit, each of our directors was dismissed from the lawsuit. In addition, the purported representatives of the purported Circle.com stockholder class withdrew their application for a preliminary injunction and expedited discovery and we agreed to waive any objection to jurisdiction it may otherwise assert under French law, and, in the event the court enters a judgment for money damages in favor of Circle.com stockholders, to waive any right we may have under French law to assert that such judgment is not enforceable against us and any defendant indemnified by us. In August 2001, Snyder Communications, its directors and our company filed an answer in the lawsuit and responded to requests for the production of documents. Since that time, there has been no significant activity regarding this matter.

Snyder Communications, our company and the directors of Snyder Communications deny all liability with respect to the claims alleged in the complaint and believe those claims to be without merit. Snyder Communications and the other defendants to the lawsuit intend to defend themselves vigorously in this action.

Verizon settlement

A case involving claims by Snyder Communications for declaratory relief as to alleged indemnification obligations set forth in their agreements with Verizon Select Services and counterclaims by Verizon for indemnification, declaratory relief and damages was filed in April 2001, as a result of two investigations by Florida agencies into the parties’ business and marketing practices. Verizon demanded that Snyder Communications indemnify it for all liabilities, costs and expenses incurred as a result of the two Florida Investigations. In their December 2001 Settlement Agreement, our company and Snyder Communications agreed to pay an aggregate amount of $1,052,500 to Verizon in a series of installments. The final payment was made on February 15, 2003.

Snyder Communications LP class action lawsuit

Former employees of Snyder Communications LP have filed a purported class action lawsuit in the Texas State Court. The motion to certify the purported class of former employees in Texas was granted by the Texas trial court in January 2002, affirmed on appeal by the Texas intermediate appellate court in November 2002 and is currently subject to a petition for review to the Texas Supreme Court. Snyder Communications’ motion for summary judgment in this action is still pending. The lawsuit alleges, in substance, that Snyder improperly denied commission payments to former employees in connection with alleged sales activities. Snyder Communications denies all liability with respect to the claims alleged in this case and believes the claims to be without merit. Snyder Communications intends to defend itself vigorously against these actions.

American Student List consent order

In September 2002, American Student List LLC, one of our subsidiaries, signed a consent order issued by the U.S. Federal Trade Commission relating to the use of information collected from a survey conducted by the National Research Center for College and University Admissions, which we refer to as NRCCUA. For a number of years, American Student List has provided funding for a portion of the out-of-pocket expenses incurred by NRCCUA in connection with its post-secondary education planning survey. The FTC argued that the disclosures made by NRCCUA to the high schools that distributed the surveys to students, and the disclosures in the survey completed by the students, were inadequate to advise the schools and students that the results of the survey would be used for marketing and non-educational uses. American Student List signed the consent order without admitting that it engaged in any deceptive practices that violate the law. The consent order became effective on January 31, 2003.

In addition to the foregoing, we are party to various other legal and arbitration proceedings arising in the ordinary course of business, including matters relating to current and former vendors, clients and employees. None of these other proceedings has had or is expected to have a significant effect on our financial position or profitability.

8.A.8 Dividend policy

We may declare dividends upon the recommendation of our board of directors and the approval of our shareholders at their annual general meeting. Under the French Commercial Code, a company’s right to pay dividends is limited in some circumstances.

At our annual meeting of shareholders to be held on May 21, 2003, we will submit for the approval of our shareholders a resolution, among others, to authorize a dividend payment of €0.135 per share, of which €0.09 would represent the net dividend and €0.045 would represent the French avoir fiscal tax credit. If our shareholders approve the resolution, we will pay the dividend to shareholders on or about June 18, 2003. Under the terms of the anti-dilution provisions of our three series of convertible and/or exchangeable bonds, the applicable conversion/exchange ratio will be adjusted as of that date to reflect the component of the dividend payment that represents a distribution of a portion of paid-in capital. In addition, under the terms of the anti-dilution provisions of our option plans, the number of options and exercise prices for outstanding options under our plans will be adjusted on that date to reflect the component of the dividend payment that represents a distribution of a portion of paid-in capital. In the future, we also may submit for the approval of our shareholders resolutions to authorize dividend payments that represent distributions of a portion of paid-in capital.

8.B Significant changes

Revenue for first quarter of 2003

On May 13, 2003, we reported revenue of €402 million under French GAAP for the three months ended March 31, 2003, compared with €501 million under French GAAP for the three months ended March 31, 2002. The foregoing revenue figures are based on our unaudited French GAAP accounts and therefore are not comparable to our U.S. GAAP financial information presented elsewhere throughout this annual report.

ITEM 9.         THE OFFER AND LISTING

9.A Listing details

The principal trading market for Havas shares is the Premier Marché of Euronext Paris S.A. (which resulted from the merger of the Paris, Brussels and Amsterdam stock exchanges on October 27, 2000), a self regulatory organization responsible for supervision of trading in listed securities in France. Havas shares have been traded on the Premier Marché since October 23, 1982. The Havas shares are quoted under the symbol “HAV.” Prior to this date, Havas shares were not publicly traded. Havas shares are currently included in the “SBF 80,” “SBF 120” and “SBF 250” indices.

Havas shares are also quoted on the Nasdaq National Market System under the symbol “HAVS.” In addition, we sponsor ADSs in the United States with J.P. Morgan Chase & Co. (formerly known as Morgan Guaranty Trust Company), as depositary. Each Havas ADS represents one Havas share.

The table below indicates the range of the high and low prices in U.S. dollars for the ADSs on Nasdaq from September 27, 2000, the date Havas ADSs began trading on Nasdaq, to April 30, 2003. The table below also provides the high and low prices in euro for the Havas shares on Euronext Paris from 1997 to April 30, 2003. The high and low market prices have been adjusted to reflect our 20 for 1 stock split on May 26, 2000.

	Nasdaq price per ADS		Euronext Paris price per Share

Period	High	Low	High	Low

Annual information for the past five years:
1998	—	—	€10.12	€5.94
1999	—	—	€22.20	€6.95
2000	$16.50	$13.00	€36.50	€14.70
2001	$17.20	$4.85	€18.50	€5.30
2002	$9.49	$2.75	€11.00	€3.23
Quarterly information for the past two years:

2001
First quarter	$17.20	$11.64	€18.50	€13.25
Second quarter	$14.13	$10.41	€16.60	€11.98
Third quarter	$11.41	$5.30	€13.57	€5.96
Fourth quarter	$8.71	$4.85	€10.00	€5.30

2002
First quarter	$9.49	$6.70	€11.00	€7.82
Second quarter	$9.39	$6.70	€10.94	€5.30
Third quarter	$6.21	$5.40	€6.49	€2.80
Fourth quarter	$5.80	$2.75	€5.92	€3.64

2003
First quarter	$4.60	$2.26	€4.38	€2.07

Monthly information for most recent six months:
November 2002	$5.60	$4.20	€5.58	€4.12
December 2002	$5.80	$3.70	€5.92	€3.64
January 2003	$4.60	$3.75	€4.38	€3.53
February 2003	$4.00	$2.76	€3.82	€2.54
March 2003	$3.36	$2.26	€3.12	€2.07
April 2003	$4.01	$2.55	€3.65	€2.03

9.B Plan of distribution

Not applicable.

9.C Markets

See Item 9.A “Listing details.”

9.D Selling shareholders

Not applicable.

9.E Dilution

Not applicable.

9.F Expenses of the issue

Not applicable.

ITEM 10.       ADDITIONAL INFORMATION

10.A Share capital

Not applicable.

10.B Memorandum and Articles of Association

Under Article 2 of our bylaws, our corporate purposes are to:

•          provide advertising and communication services in all forms;

•          provide all forms of services, including technical, financial, commercial or administrative studies;

•          engage in any activities of production, sale or distribution, particularly in sectors that are developing rapidly or have great communication power;

•          manage, acquire, construct, develop or improve real property or related assets or rights and conduct studies relating to such real estate transactions; and

•          carry out industrial, commercial or financial, real estate or securities transactions directly or indirectly related to our corporate purposes.

We may also acquire interests in other businesses, regardless of such businesses’ purposes.

Directors

Our bylaws provide that our board must be composed of at least three members but not more than 18. Each member of our board is required to own at least one of our shares for so long as he, she or it serves as a director. Members of our board serve three-year terms and are eligible for reappointment upon the expiration of their term of office. One-third of our directors must stand for re-election every year, and no more than one-third of our directors may be over the age of 70. Our board elects a chairman from among our directors. The chairman will have responsibility for management of our company unless our board elects to appoint a managing director with full authority to manage the company, as well as one or more assistant managing directors (directeurs généraux délégués) not to exceed five, to assist the managing director. Our board has appointed Alain de Pouzilhac as managing director (directeur général) and has appointed Bob Schmetterer and Jacques Hérail as assistant managing directors (directeurs généraux délégués).

Our board is authorized to meet at its discretion, upon notice from its chairman or vice chairman. If our board has not met for more than two months, directors representing one-third of our board may require that our chairman convene a meeting.

Under the French Commercial Code, the prior approval of our board is required before one of our directors, executive officers or shareholders holding more than 5% of our voting rights (or any company that controls such shareholder), whom we refer to collectively as interested parties, may enter into a transaction with us that cannot be reasonably considered in the ordinary course of business and the product of an arms-length negotiation. This 5% threshold is expected to be increased to 10% pursuant to a bill, known as the “projet de loi de sécurité financière”, TA n°92 2002-200, which was adopted by the Sénat (the French Senate) on March 20, 2003 and is currently under review by the Assemblée Nationale (the French House of Representatives). Similar limitations apply to any transaction between our company and another company which has one or more officers or directors in common with our company. The transaction must also be approved by our shareholders at the following annual shareholders’ meeting. Any interested party must inform our chairman as soon as it has knowledge of the transaction and may not vote at the board or shareholder meeting called to authorize the transaction, nor may the shares of an interested party be taken into account in determining the outcome of the vote or whether a quorum is present. In the event the transaction authorized by the board is not approved by our shareholders at a shareholders’ meeting, it will remain enforceable by third parties against our company, but our company may in turn hold the interested party and, in some circumstances, the other directors liable for any damages it may suffer as a result. In addition, the transaction may be canceled if it is fraudulent.

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

Rights, preferences and restrictions applicable to our shares

Dividends

Dividends on our shares are distributed to shareholders on a pro rata basis. Outstanding dividends are generally payable to shareholders on the date of the shareholders’ meeting at which the distribution of dividends is approved, subject to any conditions imposed by the shareholders at the meeting. In the case of interim dividends, we make distributions to our shareholders on the date of the board meeting in which the distribution of interim dividends is approved. The dividend payment date is decided by the shareholders at an ordinary general meeting or by our board in the absence of such a decision by the shareholders. Under the French Commercial Code, we must pay any dividends within nine months of the end of our fiscal year unless otherwise authorized by court order. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French government.

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

In addition, the French Commercial Code requires us to allocate 5% of our unconsolidated statutory net profit for each year to a legal reserve fund before we may pay dividends with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of our issued and outstanding share capital. This restriction on the payment of dividends also applies to our French subsidiaries on an unconsolidated basis. Our legal reserve may only be distributed to our shareholders upon our liquidation, and the legal reserve of each of our French subsidiaries may only be distributed to their respective shareholders upon their liquidation.

The French Commercial Code also prohibits us from distributing dividends when our net equity is or would become as a result of any such distribution less than the amount of our stated capital increased by reserve funds required by law or our bylaws.

Voting rights

In general, each of our shares carries the right to cast one vote on all matters submitted to a vote of shareholders. There is no requirement under the French Commercial Code or our bylaws that requires directors to serve concurrent terms. Accordingly, fewer than all of the members of our board will ordinarily stand for reelection at any particular shareholders’ meeting.

Liquidation rights

If our company is liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among our shareholders in proportion to the nominal value of their shareholdings.

Preferential subscription rights

According to the French Commercial Code, if we issue additional shares, or other specific kinds of additional securities, current shareholders will have preferential subscription rights to those securities on a pro rata basis. These preferential rights will require us to give priority treatment to those shareholders over other persons wishing to subscribe for the securities. The rights entitle the holder to subscribe to an issue of any securities that may increase our share capital by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be traded during the subscription period usually by transfer from one account to another. A two-thirds majority of our shares entitled to vote at an extraordinary general meeting may vote to cancel preferential subscription rights with respect to any particular offering. French law requires our board and the statutory auditors to present reports that specifically address any proposal to cancel preferential subscription rights. In the event of a cancellation, the relevant securities issuance must be completed within the period prescribed by law.

Our shareholders may also decide at an extraordinary general meeting to give existing shareholders a non-transferable priority right to subscribe for the new securities during a limited period of time. Our shareholders may also waive their own preferential subscription rights with respect to any particular offering.

Amendments to rights of holders

The rights of our shareholders can be amended only by action at an extraordinary general meeting of shareholders. Two-thirds of the shares voting must approve any proposal to amend shareholder rights, except that a unanimous vote is required to increase liabilities of shareholders. The voting and quorum requirements for this type of special meeting are the same as those applicable to an extraordinary general meeting, except that the quorum requirements for a special meeting are 50% of the voting shares, or 25% upon resumption of an adjourned meeting.

Ordinary and extraordinary meetings

In accordance with the French Commercial Code, there are two types of shareholders’ general meetings: ordinary and extraordinary.

Ordinary general meetings of shareholders are required for matters that are not specifically reserved by law to extraordinary general meetings, such as:

•          electing, replacing and removing members of the board of directors;

•          appointing statutory auditors;

•          declaring dividends or authorizing dividends to be paid in shares;

•          approving our annual financial statements; and

•          issuing specific types of debt securities.

Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our bylaws, including any amendment required for an extraordinary corporate action. Extraordinary corporate actions include:

•          changing our company’s name or corporate purpose;

•          increasing or decreasing our share capital;

•          creating a new class of equity securities;

•          authorizing the issuance of investment certificates or convertible or exchangeable securities;

•          establishing any other rights to equity securities;

•          selling or transferring substantially all of our assets; and

•          voluntarily liquidating our company.

Calling shareholders’ meetings

The French Commercial Code requires our board to convene an annual ordinary general meeting of shareholders for approval of our annual financial statements. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the Presiding Judge of the Commercial Court. Our board may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If our board fails to convene an annual shareholders’ meeting, our independent statutory auditors or a court-appointed agent may call the meeting. Any of the following persons may request the court to appoint an agent:

•          one or several shareholders holding at least 5% of our share capital;

•          in cases of urgency, any interested party, including any member of a special management committee consisting of one manager appointed by us and a series of representatives elected by our employees, which we refer to as the Works’ Council, designated by the Works’ Council;

•          duly qualified associations of our shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our company;

•          in a bankruptcy, our liquidator or court-appointed agent may also call a shareholders’ meeting in some instances; or

•          any shareholder that holds a majority of our outstanding shares or voting rights following a public tender or exchange offer for our shares or the sale of a majority of our shares.

Notice of shareholders’ meetings

We must announce general meetings at least 30 days in advance by means of a preliminary notice published in the Bulletin des Annonces Legales Obligatoires, or the “BALO.” The preliminary notice must first be sent to the Commission des Operations de Bourse, or the “COB.” The COB also recommends that a summary of such preliminary notice be published in a newspaper of national circulation in France. The preliminary notice must disclose, among other things, the time, date and place of the meeting, whether the meeting will be ordinary or extraordinary, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting, the procedure for voting by mail, the address of the web site permitting the vote by electronic means and a statement informing our shareholders that they may propose additional resolutions to our board within 10 days of the publication of the notice.

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

In general, our shareholders can take action at shareholders’ meetings only on matters listed in the agenda for the meeting. As an exception to this rule, our shareholders may take action with respect to the dismissal of members of our board regardless of whether this action is on the agenda. Additional resolutions to be submitted for approval by our shareholders at the meeting may be proposed to our board, within ten days of the publication of the preliminary notice in the BALO by:

•          a member of the Works’ Council designated by the Works’ Council;

•          one or several shareholders holding a specified percentage of shares; or

•          a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights in our company.

Our board must submit these resolutions to a vote of our shareholders.

During the two weeks preceding a meeting of shareholders, any shareholder may submit written questions to our board relating to the agenda for the meeting. Our board must respond to these questions during the meeting.

Attendance and voting at shareholders’ meetings

Each of our shares confers on the shareholder the right to cast one vote on all matters submitted to a vote of shareholders, except that we are not entitled to vote our treasury shares. Our shareholders may attend ordinary meetings and extraordinary shareholders’ meetings and exercise their voting rights subject to the conditions specified in the French Commercial Code and our bylaws. There is no requirement that our shareholders have a minimum number of shares in order to attend, or to be represented at, an ordinary or extraordinary general meeting.

In addition, two members of the Works’ Council are entitled to attend any shareholders’ meeting. They are also permitted to address our shareholders before the vote of any resolution requiring the unanimous consent of the shareholders.

To participate in any general shareholders’ meeting, a holder of our registered shares must have its shares registered in its name in a shareholder account maintained by us, or on our behalf by an agent appointed by us, at least five days before the date set for the meeting. A holder of our bearer shares must obtain a certificate from the accredited intermediary with whom the holder has deposited its shares. This certificate must indicate the number of bearer shares the holder owns and must state that these shares are not transferable until the time fixed for the meeting. The holder must deposit this certificate at the place specified in the notice of the meeting at least five days before the meeting. However, our board of directors has the right to accept deposits after this deadline or to shorten the deadline.

Once a shareholder has registered its shares or duly presented a certificate from its accredited financial intermediary, the shares may not be transferred until after the relevant shareholders’ meeting unless the shareholder delivers a notice to our agent or intermediary requesting the termination of such restrictions on transfer. The notice must be delivered no later than 3 p.m. Paris time on the day before such meeting.

Proxies and voting by mail or electronic means

In general, all of our shareholders that have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate and vote in general shareholders’ meetings in person, by proxy, by videoconference or by any electronic telecommunication device enabling their identification.

Proxies will be sent via mail or electronic means to any shareholder on request. To be counted, the proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, before the date of the meeting. Voting instructions must be received by us in the form provided by law no later than 3:00 p.m. Paris time on the day before the shareholders’ meeting. A shareholder may grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send to us a blank proxy without nominating any representative. In that case, the chair of the meeting will vote blank proxies in favor of all resolutions proposed by our board and against all other resolutions.

With respect to votes by mail or other electronic means, we are required to send shareholders a voting form. The completed form must be returned to us, if by mail, at least three days before the date of the shareholders’ meeting. However, forms may be sent electronically to us until 3:00 p.m. Paris time on the day before the shareholders’ meeting.

Quorum

The French Commercial Code requires that shareholders having at least 25% of the shares entitled to voting rights must be present in person or be voting by mail, by electronic means or by proxy to fulfill the quorum requirement for:

•          an ordinary general meeting; or

•          an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium.

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

Limitations on right to own our securities

The French Commercial Code currently does not limit the right of non-residents of France or non-French persons to own and vote our shares or ADSs. However, non-residents of France must file an administrative notice with French authorities for any acquisition of a controlling interest in our company. Under existing administrative rulings, ownership of 33.33% or more of our share capital or voting rights would be regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in specified circumstances depending upon factors such as:

•          the acquiring party’s intentions;

•          the acquiring party’s ability to elect directors; or

•          our financial reliance on the acquiring party.

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

In addition, article 11 of our bylaws provides that any person who becomes the direct or indirect owner of at least 2%, or any multiple of 2%, of our outstanding shares or voting rights, or who decreases its shareholdings below 2% or any multiple of 2% of our outstanding shares or voting rights, must provide written notice to us within 15 days after such threshold is crossed.

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

To permit holders to give the required notice, we are required to publish in the BALO no later than 15 days after the annual ordinary general shareholders’ meeting information with respect to the total number of voting rights outstanding as of the date of the meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we are required to publish in the BALO, within 15 days of such change, the number of voting rights outstanding and provide the CMF with written notice of this information. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice, noting the date each number was last updated.

If any person fails to comply with the legal notification requirement with respect to the acquisition of 5%, 10%, 20%, one-third, 50% or two-thirds of our shares or voting rights, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which their owner complies with the notification requirements. Upon the request of any of our shareholders holding at least 5% of our share capital, any shareholder who fails to comply with these requirements may have all or part of his, her or its voting rights suspended for up to five years by the French Commercial Court at the request of the chair, any shareholder or the COB, and may be subject to a fine.

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

It is anticipated that certain information contained under this Section 10.B will be modified by the projet de loi sur la sécurité financière, which is currently under review by the Assemblée Nationale. In particular, the bill provides that the two French regulatory agencies that oversee the French security exchanges, the COB and the CMF, would be merged into a new single agency that would be named Autorité des Marchés Financiers.

In addition, a number of provisions of the French Commercial Code allow us to adopt bylaws that have certain anti-takeover effects, including provisions that allow us to:

•          limit the voting power of our shareholders; and

•          execute shareholders’ agreements that provide for preemptive rights in case of a sale of shares by a shareholder.

The French Commercial Code also permits us to take other corporate actions that may discourage or prevent a change of control of our company, including:

•

authorizing our board to reserve for issuance to a limited number of holders securities that contain rights to receive an additional number of our shares, contingent upon the agreement of our existing shareholders to waive any preemptive rights with respect to such issuance; and

•

authorizing our board, upon receipt of the approval of our shareholders, to acquire our shares in open market purchases for purposes of canceling such shares.

On May 23, 2002, our shareholders authorized our board of directors to purchase up to 10% of our capital stock for purposes that may include the cancellation of these shares. The shareholders’ meeting also delegated to the board the powers necessary to proceed, any number of times and in the proportions and time frames that it so determines, in France and in any other country, to issue Havas shares as well as any securities that entitle their holder(s), immediately and/or in the future, to Havas shares, including securities that may be issued pursuant to Article L 228-93 of the French Commercial Code. The amount of the capital increase which may be realized immediately and/or in the future under this delegation may not exceed a par value of €36 million, to which will be added, if applicable, any additional shares to preserve the rights of the holder(s) of securities entitling such holder(s) to Havas shares.

10.C Material contracts

The following summarizes each of our material contracts, other than contracts that we entered into in the ordinary course of our business, for the two years before the date of filing of this annual report. Since the following is only a summary, you should carefully read each of the material contracts filed as exhibits to this annual report.

•          On October 11, 1991, Media Planning, S.A., the predecessor to Media Planning Group, entered into an agreement with Gestora de Viviendas under which Gestora de Viviendas provides client development services to Media Planning Group and its subsidiaries in exchange for new clients developed by it. Fernando Rodés Vilá and Leopold Rodés Castañe, together with other members of their families, are controlling shareholders, and Leopold Rodés Castañe is a director, of Gestora de Viviendas.

•          On January 1, 2000, Havas North America, Inc., formerly EWDB North America Inc., one of our U.S. subsidiaries, entered into a Fourth Amendment of Lease with The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York. Under this lease, Havas North America occupies approximately 138,000 square feet for its headquarters for a fixed annual rent which escalated to $4,127,443 starting on January 1, 2003. The amended lease terminates on December 31, 2007.

•          On January 20, 2001, we entered into an Agreement to Contribute with Advertising Antwerpen B.V., Banco Santander Central Hispano, S.A., Compañía de Cartera e Inversiones S.A., Deya S.A., Mr. Jose Martínez-Rovira Vidal, Mrs. Maris Luisa Munoz Alvarez, Mrs. Cristina Martínez-Rovira Munoz and Mrs. Sandra Martínez-Rovira Munoz, who are former shareholders of Media Planning Group, and Havas, S.A., under which the former shareholders of Media Planning Group agreed to sell the shares they held in Media Planning Group to us for a total of 28,800,000 Havas shares and €51.2 million in cash.

•          On April 2, 2001, we entered into a Protocol Agreement and Commercial Lease with Suresnes Immobilier for the lease of our new corporate headquarters in Suresnes, France. The lease is for approximately 228,000 square feet of leasable area, for a period of nine years, commencing on the date we take possession of the leased building. The minimum net annual rent is approximately €8.1 million, which may be adjusted annually based on the national construction cost index.

•          On May 14, 2001, in connection with our acquisition of the remaining 55% interest in Media Planning Group, we entered into a registration rights agreement with Acacia ISP, S.L., Banco Santander Central Hispano, S.A., Compañía de Cartera e Inversiones S.A., Deya S.A., Jose Martínez-Rovira Vidal, Maria Luisa Munoz Alvarez, Cristina Martínez-Rovira Munoz and Sandra Martínez-Rovira Munoz, under which we granted to the sellers certain registration rights with respect to Havas shares they received as consideration for the acquisition.

•          On December 5, 2001, we entered into a trademark sales agreement with Vivendi Universal Publishing. Under this agreement, we purchased for €4.5 million all rights held by Vivendi Universal Publishing to the “Havas” trademark, except for rights to the name “Havas Voyages” and other specified names.

•          On April 16, 2002, Intermedia Management Services, A.G., an indirect, wholly owned subsidiary of our company, entered into a consulting agreement with Fernando Rodés Vilá to provide consulting services to Intermedia Management Services and, through Intermedia Management Services, to various subsidiaries of Media Planning Group. This arrangement was terminated on December 31, 2002.

•          In 2002, we paid $60,000 to Colker, Gelardin & Co. for investment banking advisory services performed from May 2002 through December 31, 2002 related to our specialized agencies. In March 2003, we agreed to pay $60,000 to Colker, Gelardin & Co. for these services through December 31, 2003. Richard Colker, one of our directors, is the Managing Partner of Colker, Gelardin & Co.

•          Thierry Meyer, one of our directors, also serves as a director of one of our subsidiaries in the U.K. We paid Mr. Meyer £40,000 for his services as a director of the subsidiary in 2002 and have agreed to pay Mr. Meyer $60,000 for his services in 2003.

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

Taxation on sale or disposal of Havas shares

Generally, a holder of Havas shares will not be subject to any French income tax or capital gains tax when the holder sells or disposes of Havas shares if both of the following apply:

•          the holder is not a French resident for French tax purposes; and

•          the holder has held not more than 25% of Havas’s dividend rights, known as droits aux bénéfices sociaux, at any time during the preceding five years, either directly or indirectly.

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

If a holder of Havas shares transfers shares using a written agreement, that agreement must generally be registered. The holder will be required to pay a registration duty of 1% of either the purchase price or the market value of the shares transferred, whichever is higher. The maximum duty is €3,049 per transfer. However, if the agreement is executed outside France, the holder of Havas shares will not be required to pay this duty.

Taxation of dividends

Equalization tax (précompte) and avoir fiscal. In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they are entitled to a tax credit, known as the avoir fiscal. The amount of the avoir fiscal is generally equal to:

•          50% of the dividend paid for shareholders who are individuals or corporate shareholders that benefit from the participation exemption regime defined in Articles 145 and 216 of the French Tax Code; or

•          10% of the dividend paid for other shareholders.

Shareholders resident in France and entitled to the avoir fiscal at the rate of 10% may generally be entitled to an additional tax credit equal to 80% of any précompte actually paid in cash by a company upon distribution of dividends paid out of specified profits. See “— The Précompte” below.

Under French domestic law, shareholders who are not residents of France are not eligible for the avoir fiscal unless the double tax treaty between France and the country of residence of the shareholder provides for a transfer of the avoir fiscal.

French companies must generally deduct a 25% French withholding tax from dividends paid to non-residents. Under most tax treaties between France and other countries, the rate of this withholding tax may be reduced or eliminated in some circumstances. Generally, if dividends are subject to a French withholding tax, a holder who is a non-French resident is subsequently entitled to a tax credit in that holder’s country of residence for the amount of tax actually withheld.

The following countries, French overseas territories, known as Territoires d’Outre-Mer, and other territories have entered into income tax treaties with France that provide for the arrangements summarized below:

Australia	Gabon	Lithuania	Niger	Turkey
Austria	Germany	Luxembourg	Norway	United Kingdom
Belgium	Ghana	Malaysia	Pakistan	United States
Bolivia	Iceland	Mali	Senegal	Ukraine
Brazil	India	Malta	Singapore	Venezuela
Burkina Faso	Israel	Mauritius	South Korea	French Territoires
Cameroon	Italy	Mexico	Spain	d’Outre-Mer and Other
Canada	Ivory Coast	Namibia	Sweden	Mayotte
Estonia	Japan	Netherlands	Switzerland	New Caledonia
Finland	Latvia	New Zealand	Togo	Saint-Pierre et Miquelon

Under these treaties, a shareholder who fulfills specified conditions may generally apply to the French tax authorities for the following:

•          lower rate of withholding tax, generally 15%; and

•          refund of the avoir fiscal, after deduction of withholding tax payable on the avoir fiscal.

Except for the United States, none of the countries or territories listed above has a treaty granting benefits to holders of Havas ADSs, as opposed to shares. Accordingly, this discussion of treaty benefits does not apply to Havas ADS holders. If these arrangements apply to a shareholder, Havas will withhold tax from the dividend at the lower rate, provided that the shareholder has established, before the date of payment of the dividend, that the shareholder is entitled to the lower rate and has complied with the filing formalities. Otherwise, Havas must withhold tax at the full rate of 25%, and the shareholder may subsequently claim the excess tax paid before December 31 of the year following the year in which the tax was withheld.

German corporate shareholders and German investment funds, in receipt of French-source dividends, are no longer entitled to the avoir fiscal, retroactively, as of January 1, 2001, if they own less than 10% of the share capital of the French corporation distributing dividends. When the December 20, 2001 amendment to the income tax treaty between France and Germany becomes effective, individual German residents will no longer be entitled to the avoir fiscal as concerns income received as of January 1, 2002.

Some of the countries and territories listed above impose additional conditions for corporate entities wishing to receive the avoir fiscal. In other countries and territories, individual residents may receive the avoir fiscal but corporate entities may not.

The Précompte. A French company must pay an equalization tax known as the précompte to the French tax authorities if it distributes dividends which give rise to avoir fiscal and whenever dividends are distributed out of

•          profits which have not been taxed at the ordinary corporate income tax rate; or

•          profits which have been earned during a tax year closed more than five years before the distribution.

The amount of the précompte is 50% of the net dividends.

A shareholder that is not a French resident for French tax purposes may generally obtain a refund of the amount of any précompte Havas actually pays in cash, net of applicable withholding tax, if the shareholder is entitled to the benefits of a tax treaty and the treaty does not provide for the transfer of the avoir fiscal.

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

If a double tax treaty between France and a holder’s country of residence contains more favorable provisions, the holder may not be subject to French wealth tax.

Taxation of U.S. investors

On August 31, 1994, the United States and France signed a tax treaty, which entered into force on December 30, 1995. The following is a general summary of the principal tax effects on holders of Havas shares or Havas ADSs for purposes of U.S. federal income tax and French tax, if all of the following five points apply:

•          the holder owns, directly or indirectly, less than 10% of Havas’s share capital;

•          the holder is any one of (a), (b) or (c) below:

(a)       a citizen or resident of the United States for U.S. federal income tax purposes, or

(b)       a U.S. domestic corporation, or

(c)       otherwise subject to U.S. federal income taxation on a net income basis in respect of its Havas shares or Havas ADSs;

•          the holder is entitled to the benefits of the U.S.-France tax treaty under the “limitations on benefits” article of that treaty;

•          the holder holds Havas shares or Havas ADSs as capital assets; and

•          the holder’s functional currency is the U.S. dollar.

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

Taxation of dividends

Equalization tax (précompte) and avoir fiscal. Dividends paid to non-residents by French companies are subject to a 25% French withholding tax. Under the U.S.-France tax treaty, this withholding tax is reduced to 15% if a holder’s ownership of Havas shares or Havas ADSs is not effectively connected with a permanent establishment or a fixed base that the holder has in France.

Specific provisions apply if the holder is considered an “eligible” U.S. holder of Havas shares or Havas ADSs. A holder is “eligible” if its ownership of Havas shares or Havas ADSs is not effectively connected with a permanent establishment or a fixed base that the holder has in France and any one of the following four points applies:

•          the holder is an individual or other non-corporate holder that is a resident of the United States for purposes of the U.S.-France tax treaty;

•          the holder is a U.S. corporation, other than a regulated investment company;

•          the holder is a U.S. corporation which is a regulated investment company, provided that less than 20% of the holder’s shares are beneficially owned by persons who are neither citizens nor residents of the United States; or

•          the holder is a partnership or trust that is a resident of the United States for purposes of the U.S.-France tax treaty, but only to the extent that the holder’s partners, beneficiaries or grantors would qualify as “eligible” under one of the first two points in this list.

If a holder is an “eligible” U.S. holder, dividends distributed by Havas will be subject to a withholding tax at the reduced rate of 15%, provided that the holder has previously established that it is a resident of the United States under the U.S.-France tax treaty in accordance with the following procedures:

•          The holder must complete French Treasury Form RF1 A EU-No. 5052 and provide it to the paying establishment before the date of payment of the dividend. If the holder is not an individual, the holder must also send the paying establishment an affidavit attesting that the holder is the beneficial owner of all the rights attached to the full ownership of Havas shares or Havas ADSs, including, among other things, the dividend rights.

•          If the holder cannot complete Form RF1 A EU-No. 5052 before the date of payment of the dividend, the holder may complete a simplified certificate and send it to the French tax authorities or the institution which holds the shares on his behalf. This certificate must state all of the following five points:

(a)

the holder is a resident of the United States for purposes of the U.S.-France tax treaty;

(b)

the holder’s ownership of Havas shares or Havas ADSs is not effectively connected with a permanent establishment or a fixed base in France;

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

If a holder is not an “eligible” U.S. holder, or if the holder has not completed Form RF1 A EU-No. 5052 or the five-point certificate before the dividend payment date, Havas will deduct French withholding tax at the rate of 25%. In that case, a holder may claim a refund of the excess withholding tax before December 31 of the year following the year in which the tax was withheld.

If a holder is an “eligible” U.S. holder, the holder may also claim the avoir fiscal by completing Form RF1 A EU-No. 5052 and sending it to the paying establishment before December 31 of the year following the year during which the dividend is paid. The holder will be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax on the avoir fiscal. As noted below, the holder will not receive this payment until after the close of the calendar year in which the dividend was paid. To receive the payment, the holder must submit a claim to the French tax authorities and attest that they are subject to U.S. federal income taxes on the payment of the avoir fiscal and the related dividend. For partnerships or trusts, the partners, beneficiaries or grantors must make the attestation.

Specified rules apply to the following:

•

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

•

various other tax-exempt entities, including specified state-owned institutions, not-for-profit organizations and individuals for dividends which they beneficially own and which are derived from an investment retirement account.

Entities in these two categories are eligible for the reduced withholding tax rate of 15% on dividends, subject to the same withholding tax filing requirements as “eligible” U.S. holders, except that they may have to supply additional documentation evidencing their entitlement to these benefits. These entities are not entitled to the full avoir fiscal. These entities may claim a partial avoir fiscal equal to 30/85 of the gross avoir fiscal, provided that they own, directly or indirectly, less than 10% of the company’s capital and they satisfy the filing formalities contained in U.S. Internal Revenue Service regulations.

The avoir fiscal or partial avoir fiscal and any French withholding tax refund are generally expected to be paid within 12 months after the holder of Havas shares or Havas ADSs files Form RF1 A EU-No. 5052. However, they will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

For U.S. federal income tax purposes, the gross amount of a dividend and any avoir fiscal, including any French withholding tax, will be included in each holder’s gross income as dividend income when payment is received by them (or the custodian, if the holder owns Havas ADSs), to the extent they are paid or deemed paid out of Havas’s current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. Dividends paid by Havas will not give rise to any dividends received deduction. They will generally constitute foreign source “passive” income for foreign tax credit purposes. For some recipients, they will constitute foreign source “financial services” income for foreign tax credit purposes.

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

To the extent that any dividends paid exceed Havas’s current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

•          First, as a tax-free return of capital, which will cause a reduction in the adjusted basis of a holder’s Havas shares or Havas ADSs. This adjustment will increase the amount of gain, or decrease the amount of loss, which a holder will recognize if such holder later disposes of those Havas shares or Havas ADSs.

•          Second, the balance of the dividend in excess of the adjusted basis will be taxed as capital gain recognized on a sale or exchange.

French withholding tax imposed on the dividends a holder receives and on any avoir fiscal at 15% under the U.S.-France tax treaty is treated as payment of a foreign income tax. A holder may take this amount as a credit against the holder’s U.S. federal income tax liability, subject to various conditions and limitations, including minimum holding period requirements. Alternatively, a holder may elect to claim this amount as a deduction in a particular year on the holders U.S. federal income tax return.

The Précompte. A French company must pay an equalization tax known as the précompte to the French tax authorities if it distributes dividends which give rise to avoir fiscal and whenever dividends are distributed out of:

•          profits which have not been taxed at the ordinary corporate income tax rate; or

•          profits which have been earned during a tax year closed more than five years before the distribution.

The amount of the précompte is 50% of the net dividends.

If a holder is not entitled to the full avoir fiscal, the holder may generally obtain a refund from the French tax authorities of any précompte paid by Havas with respect to dividends distributed to them. Under the U.S.-France tax treaty, the amount of the précompte refunded to U.S. residents is reduced by the 15% withholding tax applicable to dividends and by the partial avoir fiscal, if any. A holder is entitled to a refund of any précompte which (1) Havas actually pays in cash, or (2) includes the portion of the précompte paid by using an avoir fiscal, where such avoir fiscal itself corresponds to a précompte actually paid in cash by the French subsidiaries of Havas when Havas redistributes dividends received from them, except in each case when such précompte results from Havas making a distribution from the special long-term capital gain reserve fund. To apply for a refund of the précompte, a holder should file French Treasury Form RF1 B EU-No. 5053 before December 31 of the year following the year in which the dividend was paid. The form and its instructions are available from the Internal Revenue Service in the United States or from the French Centre des Impôts des Non-Résidents whose address is 9, rue d’Uzès, 75094 Paris Cedex 2, France.

For U.S. federal income tax purposes, the gross amount of the précompte (including French withholding tax) will be included in a holder’s gross income as dividend income in the year the holder receives it. It will generally constitute foreign source “passive” income for foreign tax credit purposes. For some recipients, it will constitute foreign source “financial services” income for foreign tax credit purposes. The amount of any précompte paid in euros, including any French withholding taxes, will be equal to the U.S. dollar value of the euros on the date the précompte is included in income, regardless of whether the payment is in fact converted into U.S. dollars. A holder will generally be required to recognize a U.S. source ordinary income or loss when the holder sells or disposes of the euro or French francs.

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

In general, for U.S. federal income tax purposes, a holder will recognize capital gain or loss if the holder sells or exchanges its shares or Havas ADSs in the same manner as the holder would if it were to sell or exchange any other shares held as capital assets. Any gain or loss will generally be U.S. source gain or loss. If a holder is an individual, any capital gain will generally be subject to U.S. federal income tax at preferential rates if the holder meets the minimum holding periods. The deductibility of capital losses is subject to significant limitations.

We believe that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current taxable year or for future taxable years. However, an actual determination of PFIC status is fundamentally factual in nature and cannot be made until the close of the applicable taxable year. We will be a PFIC for any taxable year in which either:

•          75% or more of our gross income is passive income; or

•          our assets which produce passive income or which are held for the production of passive income amount to at least 50% of the value of our total assets on average.

If we were to become a PFIC, the tax applicable to distributions on Havas shares or Havas ADSs and any gains a holder realizes when the holder disposes of Havas shares or Havas ADSs may be less favorable to the holder. Each holder should consult its own tax advisors regarding the PFIC rules and their effect on the holder if they purchase Havas shares or Havas ADSs.

French estate and gift taxes

Under “The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978,” if a holder transfers their Havas shares or Havas ADSs by gift, or if they are transferred by reason of the holder’s death, that transfer will only be subject to French gift or inheritance tax if one of the following applies:

•          the holder is domiciled in France at the time of making the gift, or at the time of the holder’s death; or

•          the holder used the Havas shares or Havas ADSs in conducting a business through a permanent establishment or fixed base in France, or the holder held the Havas shares or Havas ADSs for that use.

French wealth tax

The French wealth tax does not generally apply to Havas shares or Havas ADSs if the holder is a “resident” of the United States for purposes of the U.S.-France tax treaty.

United States information reporting and backup withholding

A holder may be required to report dividend payments and proceeds from the sale or disposal of such holder’s Havas shares or Havas ADSs to the Internal Revenue Service. U.S. federal backup withholding generally is a withholding tax imposed at the current rate of 30% on some payments to persons that fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign statutes and makes any other required certification, or who is otherwise exempt from backup withholding. Any U.S. persons required to establish their exempt statutes generally must file Internal Revenue Service Form W-9, entitled Request for Taxpayer Identification Number and Certification.

Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

10.F Dividends and paying agents

Not applicable.

10.G Statement by experts

Not applicable.

10.H Documents on display

We are subject to the reporting requirements of the Exchange Act and accordingly are required to file reports and other information with the SEC relating to our business, financial condition and other matters. It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. You may also view our annual reports and other documents filed with the SEC on the internet at http://www.sec.gov. In addition, you may obtain a copy of any foreign language document for which we have filed an English translation as an exhibit to this annual report on Form 20-F by sending a written request to our corporate headquarters at 2 allée de Longchamp, 92150 Suresnes, France, attention: corporate communications.

10.I Subsidiary information

Not applicable.

ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Impact of changes in foreign currency exchange rates and interest rates

Foreign currency exchange rates. As of December 31, 2002, we had operations in 75 countries through agencies in 47 countries throughout Europe, North America, Latin America and the Asia-Pacific region, as well as contractual affiliations with agencies in 28 additional countries. The geographic diversity of our operations is reflected in the diversity of the currencies that make up our results of operations. In 2002, 72.5% of our revenues were realized in currencies other than the euro, including 43.3% realized in U.S. dollars and 18.6% realized in British pounds. In 2001, 76.9% of our revenues were realized in currencies other than the euro, including 46.1% realized in U.S. dollars and 19.3% realized in British pounds.

The majority of our subsidiaries carry out businesses that are essentially local, with almost all of their revenues received in local currency and almost all of their expenses incurred in local currency. For those subsidiaries that are involved in more international businesses, non-local currency expenses are generally billed to the clients for whom those expenses are incurred on a basis which protects the subsidiary from currency exchange rate fluctuations between the time that it incurs the expenses and the time that it receives payment from the client. In addition, most of our acquisitions for cash in the United States and the United Kingdom have been funded through local borrowings, resulting in financial expenses and repayment obligations in the same local currency. For these reasons, our exposure to currency exchange risks arising from mismatches between the currencies in which we receive revenues and the currencies in which we incur expenses tends to be limited. There can be no assurance, however, that currency exchange risks from such mismatches will not increase in the future, which could materially affect our results of operations.

Because our foreign currency mismatches tend to be limited, we generally do not hedge our exposure to foreign currencies. As at December 31, 2002 and December 31, 2001, we had not entered into any foreign currency hedges, with the exception of the following:

•          We are a party to a currency and interest rate swap arrangement, which we refer to as “CIRCUS,” that we entered into in June 1999 in connection with a collateral deposit in the initial amount of $30.0 million we made to secure a borrowing made by one of our U.S. subsidiaries in the same amount from Banque Nationale de Paris, New York Branch. This arrangement is repayable in six equal annual installments from June 4, 2001 to June 5, 2006 and the borrowing and collateral deposit have therefore been reduced to $20.0 million at December 31, 2002. The CIRCUS has the effect of transforming our U.S. dollar deposit of $20.0 million, which earns interest at a rate of LIBOR less a margin, into a euro deposit of €19.1 million, which earns interest at EURIBOR less a margin. As at December 31, 2002, the fair value of the CIRCUS amounted to €0.05 million, compared with €(4.5) million as at December 31, 2001.

•          We are a party to a forward sale contract of Canadian $10.7 million against British pounds that we entered into in 2000 in connection with a Canadian $10.7 million intercompany loan made by one of our U.K. subsidiaries to a newly acquired Canadian subsidiary. This forward sale contract matured in 2002 and was extended to 2003 for an amount of Canadian $12.3 million. As at December 31, 2002, the fair value of this forward sale contract was (€0.2) million, compared with €0.024 million as at December 31, 2001.

•          We were a party to a forward sale contract of $42.0 million against euro that we entered into in 2002. As at December 31, 2002, the fair value of this forward sale contract was (€0.4) million.

For a discussion of the terms of our financial instruments as at December 31, 2002, see Notes 2.15, 8 and 17 to our 2002 consolidated financial statements included elsewhere in this annual report.

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

As at December 31, 2002, we had €64.9 million of outstanding long-term borrowings, including current maturities, comprised principally of:

•          €47.7 million in U.S. dollar denominated bank loans, at variable rates ranging from 1.6% to 2.1%, due 2004 to 2006;

•          €14.7 million in a British pound denominated convertible bond at a fixed rate of 7.6%, due 2007; and

•          €2.5 million in other borrowings, including €1.0 million at fixed rates and €1.5 million at variable rates.

We generally do not hedge our interest rate exposure, with the exception of the following:

•          the currency and interest rate swap arrangement, which we refer to as “CIRCUS,” described above;

•          an interest rate swap of €30.0 million entered into by Media Planning Group in connection with a €42 million credit facility, under which we had €0 outstanding as at December 31, 2002; the swap matures in 2004 and is assessed at €0.7 million as at December 31, 2002, compared with €0.008 million as at December 31, 2001; and

•          interest rate caps entered into by Media Planning Group in a total amount of €6.758 million in connection with a lease agreement; €0.493 million of these caps mature in 2005 and the remaining €6.265 million matures in 2008; as at December 31, 2002, the fair value of these caps amounted to €0.008 million, compared with €0.151 million as at December 31, 2001.

Based on approximately €49.2 million of outstanding long-term borrowings at variable rates as at December 31, 2002, the impact on pre-tax earnings resulting from a one-percentage point increase or decrease in interest rates would be approximately €0.5 million, holding other variables constant.

ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.       CONTROLS AND PROCEDURES

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-14) as of a date within 90 days of the filing of this annual report on Form 20-F. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of the evaluation date, our disclosure controls and procedures were effective to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within these entities, particularly during the period in which this annual report was being prepared, in order to allow timely decisions regarding required disclosure.

There have been no significant changes in our internal controls or, to our knowledge, other factors that could significantly affect our internal controls subsequent to the evaluation date. Therefore, no corrective actions were taken.

ITEM 16.       [RESERVED]

PART III

ITEM 17.       FINANCIAL STATEMENTS

Not applicable.

ITEM 18.       FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F:

ITEM 19.       EXHIBITS

Exhibit No.	Description

1.1	Statuts (bylaws) of Havas (English translation) (incorporated by reference to Exhibit 1.1 to Havas’s annual report on Form 20-F for the year ended December 31, 2001 (SEC File No. 001-16081)).

2.1

Form of Deposit Agreement among Havas, Morgan Guaranty Trust Company of New York and all holders from time to time of Havas ADSs (incorporated by reference to Exhibit 4.1 to Havas’s registration statement on Form F-4 (Reg. No. 333-43362)).

2.2

Note d’Operation (Prospectus) dated February 3, 1999 for the issuance of convertible bonds by Havas (English translation) (incorporated by reference to Exhibit 4.2 to Havas’s registration statement on Form F-4 (Reg. No. 333-43362)).

2.3

Note d’Operation (Prospectus) dated December 12, 2000 for the issuance of convertible bonds by Havas (English translation) (incorporated by reference to Exhibit 4.3 to Havas’s registration statement on Form F-4 (Reg. No. 333-59880)).

2.4

Final Prospectus dated May 15, 2002 for the issuance of convertible and/or exchangeable bonds by Havas (English translation) (incorporated by reference to Exhibit 4.19 to Havas’s annual report on Form 20-F for the year ended December 31, 2001 (SEC File No. 001-16081)).

4.1

Fourth Amendment to Lease dated January 1, 2000 between Havas North America, Inc., formerly EWDB North America Inc. and The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York (incorporated by reference to Exhibit 4.1 to Havas’s annual report on Form 20-F for the year ended December 31, 2000 (SEC File No. 001-16081)).

4.2

Protocol Agreement and Commercial Lease dated as of April 2, 2001 between Havas Advertising and Suresnes Immobilier (English summary) (incorporated by reference to Exhibit 4.2 to Havas’s annual report on Form 20-F for the year ended December 31, 2000 (SEC File No. 001-16081)).

4.3

Supplemental Agreement No. 1 to the Memorandum of Understanding of April 2, 2001 dated May 3, 2002 between Suresnes Immobilier and Havas (English translation) (incorporated by reference to Exhibit 4.18 to Havas’s annual report on Form 20-F for the year ended December 31, 2001 (SEC File No. 001-16081)).

4.4

Agreement to Contribute dated as of January 20, 2001 between Havas and Advertising Antwerpen B.V., Banco Santander Central Hispano, S.A., Compañía de Cartera e Inversiones S.A., Deya S.A., Mr. Jose Martínez-Rovira Vidal, Mrs. Maria Luisa Munoz Alvarez, Mrs. Cristina Martínez-Rovira Munoz, Mrs. Sandra Martínez-Rovira Munoz and Havas S.A. (incorporated by reference to Exhibit 2.7 to Havas’s registration statement on Form F-4 (Reg. No. 333-59880)).

4.5

Trademark Sales Agreement dated December 5, 2001 between Havas and Vivendi Universal Publishing (English translation) (incorporated by reference to Exhibit 4.15 to Havas’s annual report on Form 20-F for the year ended December 31, 2001 (SEC File No. 001-16081)).

4.6

Registration Rights Agreement dated as of May 14, 2001 among Acacia ISP, S.L., Banco Santander Central Hispano, S.A., Compañía de Cartera e Inversiones S.A., Deya S.A., Jose Martínez-Rovira Vidal, Maria Luisa Munoz Alvarez, Cristina Martínez-Rovira Munoz and Sandra Martínez-Rovira Munoz (incorporated by reference to Exhibit 4.14 to Havas’s annual report on Form 20-F for the year ended December 31, 2000 (SEC File No. 001-16081)).

4.7

Agreement dated October 11, 1991 between Media Planning, S.A. and Gestora de Viviendas (English translation) (incorporated by reference to Exhibit 4.16 to Havas’s annual report on Form 20-F for the year ended December 31, 2001 (SEC File No. 001-16081)).

4.8

Services Agreement dated April 16, 2002 between Intermedia Management Services, A.G. and Fernando Rodés Vilà (incorporated by reference to Exhibit 4.17 to Havas’s annual report on Form 20-F for the year ended December 31, 2001 (SEC File No. 001-16081)).

Exhibit No.	Description

4.9*	Amended and Restated Employment Agreement dated January 1, 2002 between Euro RSCG Worldwide, Inc. and Alain de Pouzilhac.

4.10*	Agreement dated February 1, 2003 between Arnold Worldwide Partners and Edward Eskandarian.

4.11*	2001 Directorship Agreement dated December 4, 2002 between WCRS Limited and Thierry Meyer.

8.1*	List of subsidiaries.

10.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

10.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

______________

*         Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Havas
By:		/s/ Jacques Hérail

	Name:	Jacques Hérail
	Title:	Executive Vice President and Chief Financial Officer

Dated: May 20, 2003

CERTIFICATIONS

I, Alain de Pouzilhac, certify that:

1.

I have reviewed this annual report on Form 20-F of Havas;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 20, 2003

/s/ Alain de Pouzilhac

Alain de Pouzilhac Chief Executive Officer

I, Jacques Hérail, certify that:

1.

I have reviewed this annual report on Form 20-F of Havas;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 20, 2003

/s/ Jacques Hérail

Jacques Hérail Chief Financial Officer

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

INDEX TO FINANCIAL STATEMENTS

Havas and Subsidiaries

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Havas

We have audited the accompanying consolidated balance sheets of Havas (a French corporation) and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2002 expressed in euro. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Havas and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As described in Notes 2 and 5 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets in accordance with guidance provided in Statement of Financial Accounting Standards No. 142 "Goodwill and Intangible Assets."

BARBIER FRINAULT & ASSOCIES Ernst & Young
By:	/s/ Christian Chiarasini

Name: Christian Chiarasini

Neuilly-sur-Seine, France
March 6, 2003, except for Note 22 for
which the date is April 30, 2003

HAVAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31, (In 000’s except per share amounts)

	Note	2002	2002	2001	2000

		US Dollars (1)	Euro	Euro	Euro

Net revenues		2,106,061	2,008,643	2,170,121	1,643,640
Operating expenses
Compensation and related costs		(1,193,044)	(1,137,858)	(1,255,349)	(941,689)
Stock-based compensation	10	(13,577)	(12,949)	(18,658)	(4,760)
General and administrative non-payroll costs		(706,733)	(674,042)	(747,225)	(516,863)
Compensation to former shareholders of acquired businesses	9	(6,284)	(5,993)	(19,814)	(16,363)
Amortization of goodwill and other intangible assets	5	(36,284)	(34,606)	(147,075)	(49,360)
Goodwill impairment	5	(380,100)	(362,518)	—	—
Restructuring and other charges	6	3,652	3,483	(128,370)	—

Total operating expenses		(2,332,370)	(2,224,483)	(2,316,491)	(1,529,035)
Operating income (loss)		(226,309)	(215,840)	(146,370)	114,605

Interest expense		(82,450)	(78,636)	(71,169)	(52,622)
Interest income		30,581	29,166	31,171	29,482
Exchange rate gain/(loss)		(368)	(351)	(1,119)	(2,523)
Net gain/(loss) on trading securities		10,174	9,703	5,658	4,117
Other		(504)	(481)	(3,262)	(650)

Financial income (expense) – net		(42,567)	(40,599)	(38,721)	(22,196)

Net income (loss) from operations before income tax		(268,876)	(256,439)	(185,091)	92,409
Provision for income tax	12	(44,259)	(42,212)	226	(62,244)
Minority interests		(14,320)	(13,658)	4,272	(9,954)
Equity in earnings (losses) of investees	7	(9)	(9)	5,684	9,197

Net income (loss) before effect of change in accounting principle		(327,464)	(312,318)	(174,909)	29,408
Cumulative effect of accounting change	5	(1,175,159)	(1,120,800)	—	—

Net income (loss)		(1,502,623)	(1,433,118)	(174,909)	29,408

Net income (loss) before effect of change in accounting principle per share
Basic		(1.11)	(1.06)	(0.62)	0.16
Diluted		(1.11)	(1.06)	(0.62)	0.15

Cumulative effect of accounting change per share
Basic		(3.99)	(3.80)	—	—
Diluted		(3.99)	(3.80)	—	—

Net income (loss) per share	14
Basic		(5.10)	(4.86)	(0.62)	0.16
Diluted		(5.10)	(4.86)	(0.62)	0.15

______________

(1)       Translation of amounts from Euro (“€”) into US Dollars (“$”) has been made solely for the convenience of the reader at the noon buying rate of €1 = $1.0485 on December 31, 2002.

The accompanying notes are an integral part of these consolidated financial statements.

HAVAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31, (In 000’s except per share amounts)

	Note	2002	2002	2001

		US Dollars (1)	Euro	Euro

ASSETS
Current assets:
Cash and cash equivalents		781,333	745,191	351,321
Accounts receivable, net of reserve for doubtful accounts of 58,169 and 54,156 as of December 31, 2002 and 2001, respectively	21	1,436,651	1,370,196	1,652,410
Costs billable to clients		85,117	81,180	96,717
Prepaid expenses and advances to suppliers		58,862	56,139	89,733
Other receivables		105,655	100,768	139,049
Deferred tax assets	12	79,531	75,852	77,388
Other current assets		314,003	299,478	317,038

Total current assets		2,861,152	2,728,804	2,723,656

Noncurrent assets:
Property and equipment, net	4	225,048	214,638	277,406
Goodwill and other intangible assets, net	5	2,316,045	2,208,913	3,851,131
Equity investments	7	1,247	1,189	1,110
Noncurrent deferred tax assets	12	125,233	119,440	167,311
Other assets		67,100	63,997	70,625

Total noncurrent assets		2,734,673	2,608,177	4,367,583

Total assets		5,595,825	5,336,981	7,091,239

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	8	126,659	120,800	148,721
Current maturities of long-term borrowings	8	18,978	18,100	25,429
Short-term obligations under capital leases	15	9,075	8,655	5,259
Accounts payable		1,240,254	1,182,884	1,372,506
Other payables		872,599	832,236	897,357
Advances from clients		157,885	150,582	215,775
Accrued compensation	9, 10	11,328	10,804	18,539
Deferred tax liabilities	12	15,479	14,763	25,954
Deferred income		47,212	45,028	62,958

Total current liabilities		2,499,469	2,383,852	2,772,498

Noncurrent liabilities:
Long-term borrowings	8	49,101	46,830	75,348
Convertible bonds	8	1,324,679	1,263,404	819,711
Long-term obligations under capital leases	15	4,215	4,020	11,473
Accrued compensation	9, 10	11,207	10,689	21,882
Deferred tax liabilities	12	105,514	100,633	132,317
Accrued pensions and other benefits costs	11	36,704	35,006	23,332
Other liabilities		124,785	119,013	132,611

Total noncurrent liabilities		1,656,205	1,579,595	1,216,674

Minority interests		28,205	26,900	53,412

Shareholders’ equity:
Common stock: €0.40 par value, 305,219,028 and 304,320,312 shares issued at December 31, 2002 and 2001, respectively		128,008	122,087	121,728
Additional paid-in capital		3,380,446	3,224,078	3,221,251
Retained earnings		(1,852,226)	(1,766,548)	(255,362)
Deferred compensation		—	—	(10,552)
Accumulated other comprehensive income		(177,393)	(169,187)	50,079
Less: Treasury stock, at cost, 9,629,547 and 10,301,590 shares at December 31, 2002 and 2001, respectively		(66,890)	(63,796)	(78,489)

Total shareholders’ equity		1,411,946	1,346,634	3,048,655

Total liabilities and shareholders’ equity		5,595,825	5,336,981	7,091,239

______________

(1)      Translation of amounts from Euro (“€”) into US Dollars (“$”) has been made solely for the convenience of the reader at the noon buying rate of €1 = $1.0485 on December 31, 2002.

The accompanying notes are an integral part of these consolidated financial statements.

HAVAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
(In thousands of euro except number of shares)

	Number of shares (000’s)	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Unrealized gain (loss) on marketable securities	Deferred compensation	Other comprehensive income	Total shareholders’ equity

Balance at December 31, 1999	145,890	60,756	489,007	(17,305)	(13,512)	506		18,258	537,710

Comprehensive income:
Net income				29,408					29,408
Currency translation adjustment								(100,277)	(100,277)
Unrealized gain on securities						(506)			(506)
Total comprehensive income (loss)				29,408		(506)		(100,277)	(71,375)
Dividends (per share amount: €0.15) and equalization tax				(29,844)					(29,844)
Treasury stock transactions	(151)				(2,995)				(2,995)
Stock option plans			3,944						3,944
Exercise of stock options and warrants	3,527	1,411	18,245						19,656
Stock option tax benefit			7,511						7,511
Share issuance – convertible bonds	10,329	4,132	92,420						96,552
Share issuance – Snyder acquisition (1)	100,751	40,300	2,091,464						2,131,764
Unearned compensation on unvested options							(26,602)		(26,602)

Balance at December 31, 2000	260,346	106,599	2,702,591	(17,741)	(16,507)	—	(26,602)	(82,019)	2,666,321

Comprehensive income:
Net loss				(174,909)					(174,909)
Currency translation adjustment								132,098	132,098
Total comprehensive income (loss)				(174,909)				132,098	(42,811)
Dividends (per share amount: €0.17) and equalization tax				(62,712)					(62,712)
Treasury stock transactions	(4,150)				(61,982)				(61,982)
Stock option plans			(375)						(375)
Exercise of stock options and warrants	6,692	2,677	58,687						61,364
Stock option tax benefit			2,201						2,201
Share issuance – convertible bonds	200	80	1,684						1,764
Unearned compensation on unvested options							16,050		16,050
Share issuance – MPG acquisition	28,800	11,520	429,253						440,773
Share issuance – Circle acquisition	2,131	852	26,149						27,001
Other issuance			1,061						1,061

Balance at December 31, 2001	294,019	121,728	3,221,251	(255,362)	(78,489)	—	(10,552)	50,079	3,048,655

Comprehensive income
Net loss				(1,433,118)					(1,433,118)
Currency translation adjustment							437	(213,031)	(212,594)
Minimum pension liability adjustment,net of tax								(6,235)	(6,235)
Total comprehensive income (loss)				(1,433,118)			437	(219,266)	(1,651,947)
Dividends (per share amount: €0.17) and equalization tax				(69,912)					(69,912)
Treasury stock transactions	672			(8,156)	14,693				6,537
Exercise of stock options and warrants	899	359	2,827						3,186
Unearned compensation on unvested options							10,115		10,115

Balance at December 31, 2002	295,590	122,087	3,224,078	(1,766,548)	(63,796)	—	—	(169,187)	1,346,634

______________

(1)      Includes the fair value of SNC options at acquisition date.

The accompanying notes are an integral part of these consolidated financial statements.

HAVAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2002	2002	2001	2000

	(In US Dollar 000’s) (1)	(In Euro 000’s)
Cash flows from operating activities
Net income (loss)	(1,502,623)	(1,433,118)	(174,909)	29,408
Adjustments made to reconcile net income (loss) to net cash provided by operating activities:
Minority interests	14,320	13,658	(4,272)	9,954
Amortization, depreciation and impairment	1,667,424	1,590,295	231,961	111,271
Restructuring	(27,135)	(25,880)	67,832	—
Stock-based compensation—Parent company plan	13,577	12,949	16,317	4,069
Convertible debt expense accrued until conversion date	—	—	1	656
(Gain) loss on disposal of fixed assets	(8,971)	(8,556)	5,887	(5,199)
Earnings of investees carried under equity method in excess of dividends received	256	244	2,113	(2,048)
Deferred tax	(2,627)	(2,505)	(44,275)	9,910
Change in assets and liabilities:
Advances from clients	(46,426)	(44,279)	(49,127)	13,328
Accounts receivable	150,810	143,834	33,758	(48,473)
Accounts payable	(74,517)	(71,070)	33,783	(34,883)
Related parties payable	—	—	(90,904)	29,479
Other	75,851	72,344	(14,920)	(9,524)

Net cash provided by operating activities	259,939	247,916	13,245	107,948
Cash flows from investing activities
Purchase of tangible and intangible assets	(66,147)	(63,087)	(87,530)	(84,787)
Purchase of subsidiaries net of cash acquired	(71,048)	(67,761)	(23,455)	(173,566)
Proceeds from sale of tangible and intangible assets	23,079	22,011	8,069	6,515
Proceeds from sale of subsidiaries	4,344	4,143	7,010	1,758
Purchase of marketable securities	—	—	(973)	(961)
Proceeds of marketable securities	—	—	1,430	2,514

Net cash used in investing activities	(109,772)	(104,694)	(95,449)	(248,527)
Cash flows from financing activities
Dividends paid in cash	(88,485)	(84,392)	(75,007)	(45,320)
Acquisition of treasury stock	(1,683)	(1,605)	(61,982)	(2,995)
Proceeds from issuance of stock and disposal of treasury stock	2,891	2,757	60,309	11,925
Net borrowings under line-of-credit agreements	(18,663)	(17,800)	(39,077)	(163,575)
Principal payments under capital lease obligations	(4,145)	(3,953)	(4,935)	(1,962)
Proceeds from convertible bonds	464,960	443,453	—	694,859
Purchase of convertible bonds	(30,396)	(28,990)	—	—
Proceeds from long-term borrowings	6,934	6,613	20,848	10,775
Repayment of long-term borrowings	(32,426)	(30,926)	(63,830)	(35,593)

Net cash (used) in/provided by financing activities	298,987	285,157	(163,674)	468,114
Effect of exchange rate changes on cash and cash equivalents	(36,181)	(34,509)	2,984	(4,263)
Net increase (decrease) in cash and cash equivalents	412,973	393,870	(242,894)	323,272
Cash and cash equivalents at beginning of the year	368,360	351,321	594,215	270,943
Cash and cash equivalents at end of the year	781,333	745,191	351,321	594,215

______________

(1)       Translation of amounts from euro (“€”) into US dollars (“$”) has been made solely for the convenience of the reader at the noon buying rate of €1 = $1.0485 on December 31, 2002.

The accompanying notes are an integral part of these consolidated financial statements.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

1.         NATURE OF OPERATIONS

Havas, a French corporation listed on the Premier Marché of Euronext Paris S.A. and on the Nasdaq National Market system, and its subsidiaries (the “Company” or “Havas”) operate as a global advertising and communications group with worldwide networks that offer a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, internal communications, sales promotion, design, television sponsorship, human resources, multimedia interactive communications and public relations.

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

All figures are presented in thousands of euro, unless otherwise indicated. Translation of amounts from euro (“€”) into US dollars (“$”) has been made solely for the convenience of the reader at the noon buying rate of €1 = $1.0485 on December 31, 2002.

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

A summary of the Company’s significant accounting policies is provided below.

2.1.      Principles of Consolidation

Companies over which the Company has direct or indirect control of more than 50% of the outstanding voting shares have been consolidated.

Companies over which the Company is able to exercise a significant influence have been accounted for using the equity method.

All significant intercompany balances and transactions have been eliminated upon consolidation.

2.2.      Foreign Currency Translation

The balance sheets of foreign subsidiaries are converted into euro at year-end exchange rates and their income and cash-flows statements are converted at average rates for the year. Differences arising on translation are recorded as a separate component of shareholders’ equity.

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
(In thousands of euro except per share amounts and as otherwise indicated)

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

2.7.      Property and Equipment

Property and equipment are carried at historical cost. Depreciation is calculated either on a straight-line basis or using the declining-balance method over the estimated useful life of the related asset. Assets acquired under capital lease agreements are capitalized.

The Company estimates the useful lives of its property and equipment in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives are estimated at the time the assets are acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological or other changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in value of the assets. The Company reviews these types of assets for impairment when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairments, the Company uses cash flows which take into account management’s estimates of future operations.

2.8.      Goodwill and Other Intangible Assets

Goodwill corresponds to the excess of the acquisition cost of subsidiaries over the fair value of the related assets acquired and liabilities assumed. Prior to January 1, 2002, goodwill was amortized, using the straight-line method, over periods from 7 to 40 years. Beginning on January 1, 2002, in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” the Company no longer amortizes goodwill, but rather tests these assets at least annually for impairment by comparing the fair value of the reporting units over their carrying values. The Company assesses the fair value and recoverability of goodwill, in accordance with SFAS 142. The fair value of the reporting units have been computed using the discounted cash flow method. If the fair value of the reporting unit is determined to be less than its carrying value, a second step is performed to compute the amount of goodwill impairment, if any. The Company has completed the transitional and annual impairment tests of goodwill, net of tax, and intangible assets with indefinite lives. The Company has determined that upon adoption 1,120,800 of goodwill was required to be written off. This charge is reflected as the “Cumulative effect of accounting change” in the accompanying consolidated statements of operations. Based upon the annual impairment testing, the Company determined that there was an additional goodwill impairment of 362,518. (See Note 5.)

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

Other intangibles consist mainly of trademarks and customer lists and customer relationships, which are amortized over their estimated useful lives using the straight-line method. These intangibles are reviewed for impairment whenever events or circumstances indicate their carrying values may not be recoverable. Whenever such events or circumstances arise, an estimate of the future cash flows is compared to the asset’s carrying value to determine if an impairment exists pursuant the requirements of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived-Assets.” If the asset is determined to be impaired, the impairment loss is measured based on the excess of its carrying value over its fair value.

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

Individual employment contracts, collective bargaining agreements and statutes in certain countries where the Company operates generally provide for severance indemnities in the event of involuntary employee terminations. Indemnities may range from generally several months to, for certain key employees, several years of the related employee’s annual salary. Those severance indemnities that are provided for by collective bargaining agreement or statutes generally accumulate and when they are probable and can be reasonably estimated they are accrued ratably over the service period. Those severance indemnities that are allowed through individual contracts generally do not vest, or accumulate and are therefore accrued when the decision to sever the individual is made. Key employees are also generally subject to non-competition agreements.

2.10.    Income Taxes

In accordance with the SFAS No. 109, “Accounting for Income Taxes,” the Company records deferred tax assets and liabilities using enacted tax rates that account for the effect of temporary differences between the book and tax basis of assets and liabilities. If enacted tax rates change, the Company would adjust its deferred tax assets and liabilities through the provision for income taxes in the period of the change to reflect the enacted tax rate expected to be in effect when the deferred tax items are reversed. The Company records a valuation allowance on deferred tax assets which is determined by taking into account the level of expected future taxable income and available tax planning strategies. If future taxable income is lower than expected or if expected tax planning strategies are not available as anticipated, the Company may record additional valuation allowances through an income tax expense in the period such determination is made.

2.11.    Foreign Currency Transactions

Foreign currency transactions are converted at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are converted at the respective exchange rates prevailing at the balance sheet date.

2.12.    Stock Options

At December 31, 2002, the Company had stock-based employee compensation plans, which are described more fully in Note 10. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.”

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

2.13.    Warrants

Warrants to acquire or subscribe for Havas shares issued for no consideration to all existing shareholders are not recognized in the accompanying financial statements. Their effect on diluted earnings per share is described in Note 14.

2.14.    Concentration of Credit Risk

The Company provides advertising and communications services to a wide range of clients that operate in many different industry sectors around the world. The Company grants credit to all qualified clients, but does not believe it is exposed to any undue concentration of credit risk related to either a specific country or customer.

2.15.    Derivative Financial Instruments

The Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” on January 1, 2001. SFAS 133 establishes accounting and reporting standards requiring that every derivative financial instrument (including certain derivative financial instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value.

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

For derivative financial instruments to qualify for hedge accounting the following criteria must be met: (1) the hedging instrument must be designated as a hedge; (2) the hedged exposure must be specifically identifiable and expose the Company to risk; and (3) it must be highly probable that a change in fair value of the derivative financial instrument and an opposite change in the fair value of the hedged exposure will have a high degree of correlation.

Currently, the Company does not have any derivative financial instruments outstanding that are designated as hedges. Therefore, the Company’s derivative financial instruments are recorded on the balance sheet as either assets or liabilities and are revalued to the current market rate, with any resulting gains or losses recorded in the statement of income in the current period.

2.16.    Restructuring Charges

Restructuring charges were recorded in 2001, associated with our formal restructuring plan. The related reserves reflect many estimates, including those pertaining to separation costs and obligations under real estate leases, net of estimated sublease income. The Company reassesses the reserve requirement to complete its restructuring plan at the end of each reporting period.

2.17.    Contingent Acquisition Obligations

Certain of the Company’s acquisition contracts provide for contingent consideration based on earnings (an “earn-out”). The Company utilizes earn-out structures in an effort to minimize the risk to the Company associated with potential future negative changes in the performance of the acquired entity. The ultimate amounts payable are dependent on the future results of the acquired entity. The Company does not record the contingent consideration as additional purchase price for these items on its balance sheet until the contingency is resolved and additional consideration is determinable. However, if contingent consideration is conditioned on the employment of any selling shareholder, the Company applies Emerging Issues Task Force (“EITF”) consensus on issue No. 95-8, “Accounting for Contingent Consideration Paid to Shareholders of an Acquired Enterprise in a Purchase Business Combination,” which requires that compensation expense be accrued as more fully described in Note 9.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

Actual results can differ from these estimates and, as a result, the actual amount that the Company pays may be different from these estimates. These obligations change from period to period as a result of earn-out payments made during the current period, changes in the previous estimates of the acquired entities’ performances, changes in foreign exchange rates and the addition of new contingent obligations resulting from acquisitions with earn-out structures that were completed in the current period. These differences could be material. (See Note 19.)

In addition, owners of interests in certain subsidiaries or affiliates of the Company have the right in certain circumstances to require the Company to purchase their interests (a “buy-out”). The purchase price for a buy-out is generally based upon a multiple of future earnings and in some cases is conditioned on the continued employment of the related shareholders. The Company accounts for these arrangements as restricted stock plans. The ultimate amount payable in the future relating to these transactions will vary because it is generally dependent on the future results of operations of the subject businesses and the timing of when the buy-out is exercised. The actual amounts that the Company pays may be different from these estimates. These differences could be material. (See Note 19.)

2.18.    Advertising Costs

Advertising costs are expensed as incurred. Advertising expense amounted to 14,162, 11,484 and 7,955 for the years ended December 31, 2002, 2001 and 2000, respectively.

2.19.    Recently Issued Accounting Pronouncements

In October 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” which supersedes SFAS No. 121, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed.” SFAS 144 applies to all long-lived assets, including discontinued operations, and consequently amends APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” Based on SFAS 121, SFAS 144 develops one accounting model for long-lived assets that are to be disposed of by sale, as well as addresses the principal implementation issues. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 also amends Accounting Research Bulletin (“ARB”) No. 51, “Consolidated Financial Statements,” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS 144 is effective for the Company as of January 1, 2002. The adoption of SFAS 144 did not have and will not have a material effect on the Company’s results of operations, financial position or cash flows.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

In April 2002, FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” Among other technical corrections, the statement rescinded SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt.” Under SFAS 4, all gains or losses from the extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. SFAS 145 rescinds SFAS 4, and therefore, gains and losses from extinguishments of debt should only be classified as extraordinary if they meet the criteria forclassification as extraordinary items in APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” Under APB 30, debt extinguishments used as part of an entity’s risk management strategy represent an example of debt extinguishments that do not meet the criteria for classification as an extraordinary item. The provisions of SFAS 145 related to SFAS 13 are effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of SFAS 145 are effective for financial statements issued on or after May 15, 2002, with early application encouraged. The adoption of the provisions of SFAS 145, except for the portion related to SFAS 4, did not have and will not have a material effect on the Company’s results of operations, financial position or cash flows. The provisions of SFAS 145 related to the rescission of SFAS 4 must be applied in fiscal years beginning after May 15, 2002. The Company decided to early adopt the provisions of SFAS 145 related to the rescission of SFAS 4 beginning January 1, 2002. During the last quarter of 2002, the Company repurchased 1,342,046 of its convertible and/or exchangeable bonds issued in December 2000 resulting in a gain of 4,771 which is reflected as “other financial income” in the accompanying consolidated statements of operations.

In July 2002, FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 replaces EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” and changes the timing of recognition for certain exit costs associated with restructuring activities. Under SFAS 146, certain exit costs would be recognized over the period in which the restructuring activities occur. Through December 31, 2002, exit costs were recognized when the Company committed to a restructuring plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002, although early adoption is allowed. The Company will adopt SFAS 146 for exit or disposal activities that are initiated after December 31, 2002. The provisions of SFAS 146 could result in the Company recognizing the cost of future restructuring activities over a period of time as opposed to as a one-time expense.

In November 2002, FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that, upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. See Note 19 for disclosures related to guarantees. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. Adoption of FIN 45 is not expected to have a material effect on the Company’s results of operations, financial position or cash flows.

In December 2002, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition to SFAS 123’s fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual financial statements. SFAS 148’s amendment of the transition and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. See Note 10 for disclosures related to stock-based compensation. The Company intends to continue to account for stock-based compensation based on the provisions of APB Opinion No. 25.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No 123, “Accounting for Stock-Based Compensation,” to stock-based compensation.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

	2002	2001	2000

Net income (loss), as reported	(1,433,118)	(174,909)	29,408
Deduct: compensation expense, net of related tax effects	(32,624)	(43,872)	(22,480)
Add: Stock-based compensation expense included in reported net income (loss), net of related tax effects	11,227	15,794	5,340
Net income (loss), pro forma	(1,454,515)	(202,987)	12,268
Net income (loss) per share, basic, as reported	(4.86)	(0.62)	0.16
Net income (loss) per share, basic, pro forma	(4.93)	(0.72)	0.07
Net income (loss) per share, diluted, as reported	(4.86)	(0.62)	0.15
Net income (loss) per share, diluted, pro forma	(4.93)	(0.72)	0.07

Based on recent trading prices of the Company’s shares, most of the outstanding options to purchase the Company’s shares have become out of the money. As of December 31, 2002, of the 28,965,694 options outstanding, 21,738,467 options had an exercise price above the 20-day average trading price of the Company’s shares on Euronext Paris as of that date.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model based on the following assumptions:

	2002	2001	2000

Expected life (in years)	4	7	7
Risk-free interest rates	3.35 to 4.46%	4.65 to 4.97%	5.48 to 5.22%
Expected dividend yield	2.00 to 3.65%	1.13 to 1.06%	0.85%
Expected volatility	30%	30%	30%

3.         ACQUISITIONS

3.1.      Acquisitions in 2002

The Company did not acquire any significant subsidiaries in 2002. The Company acquired 3 small entities in 2002 for an aggregate amount of 22,007, including acquisition costs, resulting in a preliminary goodwill of 20,731. These acquisitions added 7,776 to the Company’s 2002 net revenues. The Company is in the process of finalizing the purchase price allocated to the net assets acquired and liabilities assumed.

3.2.      Acquisitions in 2001

On May 22, 2001, the Company, which already owned 45% of the outstanding shares of Media Planning Group, acquired the remaining 55%. The Company issued 28,800,000 shares for a total amount of 442,000 (440,773 net of issuance costs) in connection with this acquisition and paid 51,200 in cash. Therefore, the Company’s 45% interest in Media Planning Group was accounted for under the equity method until May 31, 2001 and, since June 1, 2001, Media Planning Group has been fully consolidated. The total purchase price, including acquisition costs, amounted to 495,869. The Company has allocated the purchase price to the assets and liabilities as to their respective fair values as of the date of the acquisition. The excess of purchase price over the net assets acquired (471,592) has been allocated to customer base as an intangible asset amortized over 12.5 years in the amount of 150,686, related deferred tax liability in the amount of 52,740 and residual goodwill.

The acquisition contributed 103,944 to the Company’s net revenues in 2001.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

On June 26, 2001, the Company acquired all of the outstanding shares of Circle.com tracking stock of Snyder Communications. In connection with this acquisition, 22,739,310 shares of Circle.com common stock were exchanged for 2,130,673 Havas American Depositary Shares, or ADSs, valued at 27,869 (27,001 net of issuance costs). The total purchase price, including acquisition costs, amounted to 28,209, resulting in goodwill of 75,307 which was amortized over seven years until SFAS142 became applicable.

As it was determined that the Company controlled Circle.com, the interactive communications business of Snyder Communications, since the September 26, 2000 acquisition of the SNC shares of Snyder Communications. Consequently, Circle.com has been consolidated since that time. As a result, the additional acquisition in 2001 had no impact on the reported revenues of the Company.

In addition to the acquisitions described above, during 2001, the Company completed acquisitions of more than 20 small and medium-sized business entities in the U.S. and Europe, most of which specialized in marketing services.

All the acquisitions in 2001 were accounted for using the purchase accounting method.

Total consideration for these additional acquisitions was 111,705 in cash, resulting in goodwill of 105,615 amortized over 40 years until SFAS142 became applicable.

These additional acquisitions added 84,326 to the Company’s net revenues in 2001.

3.3.      Pro forma disclosure

The following table presents unaudited pro forma financial information as if the 2001 and 2002 business combinations had been consummated at January 1st of each of the periods.

	Year ended December 31,

	2002	2001

Pro forma revenues	2,010,158	2,283,005
Pro forma income (loss) before change in accounting principle	(312,361)	(188,674)
Pro forma income (loss) before change in accounting principle per share, basic	(1.06)	(0.67)
Pro forma income (loss) before change in accounting principle per share, diluted	(1.06)	(0.67)

The following table presents unaudited pro forma financial information as if the 2000 and 2001 business combinations had been consummated at January 1st of each of the periods.

	Year ended December 31,

	2001	2000

Pro forma revenues	2,297,527	2,473,886
Pro forma net income (loss)	(191,933)	(24,620)
Pro forma net income (loss) per share, basic	(0.68)	(0.14)
Pro forma net income (loss) per share, diluted	(0.68)	(0.14)

The following table presents unaudited pro forma financial information as if the 1999 and 2000 business combinations had been consummated at January 1st of each of the periods.

	Year ended December 31,

	2000	1999

Pro forma revenues	2,268,547	1,923,828
Pro forma net income (loss)	(40,813)	50,946
Pro forma net income (loss) per share, basic	(0.16)	0.21
Pro forma net income (loss) per share, diluted	(0.16)	0.20

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

4.         PROPERTY AND EQUIPMENT, NET

Property and equipment, net are comprised of the following:

	Useful lives	As of December 31,

		2002	2001

Land	—	4,453	7,571
Buildings	25-33 years	78,740	103,873
Furniture, fixtures and equipment	3-10 years	451,527	510,141

		534,720	621,585
Less: Accumulated depreciation		(320,082)	(344,179)

		214,638	277,406

Depreciation expense amounted to 72,369, 84,886 and 61,911 for the years ended December 31, 2002, 2001 and 2000, respectively.

5.         GOODWILL AND OTHER INTANGIBLE ASSETS, NET

As required, the Company adopted SFAS 142 as of January 1, 2002. Upon adoption, the Company recognized an impairment charge of 1,120,800, net of tax, in one reporting unit, which charge is the result of adopting a fair value approach under SFAS 142. The fair value approach calculates impairment using the discounted future cash flows method at the reporting unit level. Prior to adoption of SFAS 142, the Company assessed the recoverability of goodwill by comparing for each entity the undiscounted projected future earnings before interest and after taxes over its economic life to its carrying amount.

During the fourth quarter of 2002, the Company performed its annual impairment review for goodwill and other intangible assets and recorded an additional charge of 362,518 relating to the same reporting unit, which is recorded as a component of operating income in the accompanying consolidated statements of operations. This impairment is the result of a decline of market conditions in the advertising and communications industry in the course of 2002.

The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

Balance as of January 1, 2002	3,450,235
Currency translation adjustment	(158,393)
Workforce reclassified as goodwill	15,885
Goodwill acquired during the year	20,731
Goodwill arising from earn-out, buy-out payments	54,531
Goodwill written off related to sale of business	(8,010)
Impairment loss due to SFAS 142 adoption	(1,120,800)
Impairment loss during the year	(362,518)

Balance as of December 31, 2002	1,891,661

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

Intangible assets subject to amortization consist of the following:

	As of December 31,

	2002	2001

Patents and licenses	40,788	26,861
Other intangibles	12,286	13,706
Customer base	218,846	226,314
Assembled workforce	—	43,093
Database	34,932	41,568
Trademarks	114,313	129,345

	421,165	480,887
Less: Accumulated amortization	(103,913)	(79,991)

	317,252	400,896

The aggregate amortization expense for the year ended December 31, 2002 is 34,608. The estimated aggregate amortization expense for each of the five succeeding years is as follows: 35,000 for 2003; 35,000 for 2004; 35,000 for 2005; 33,000 for 2006; and 33,000 for 2007.

A reconciliation of reported income (loss) before change in accounting principle and net income (loss) before change in accounting principle per share for prior periods to exclude amortization of goodwill is as follows:

	2001	2000

Net income (loss), as reported	(174,909)	29,408
Add back: Goodwill amortization	105,895	41,291
Net income (loss), adjusted	(69,014)	70,699
Net income (loss) per share, basic, as reported	(0.62)	0.16
Net income (loss) per share, basic, adjusted	(0.25)	0.39
Net income (loss) per share, diluted, as reported	(0.62)	0.15
Net income (loss) per share, diluted, adjusted	(0.25)	0.35

6.         RESTRUCTURING AND OTHER CHARGES

During 2001, the Company recorded approximately 128,370 in pre-tax restructuring and other charges associated with the Company’s worldwide initiative to reduce costs. This charge included pre-tax severance and other personnel-related costs of 61,294, pre-tax occupancy and facilities-related costs of 51,447 as well as pre-tax asset write-downs and other charges of 15,629 (including 14,106 asset depreciation/write-downs which are not included in “Reserve established” as they are non-cash items).

The severance and other personnel-related charges reflected the elimination of 2,826 positions worldwide, approximately 80% of which occurred in Europe and North America. The employee groups affected included executive and regional management and administrative personnel. All positions had been eliminated at December 31, 2002, and the remaining reserve balance of 681 at December 31, 2002 reflects costs relating to severance and other termination benefits to be paid in 2003. During 2002, a personnel-related reserve was reversed in the amount of 907 which primarily related to one entity, Circle.com, where the amounts actually paid were less than estimated, although the headcount reduction was unchanged.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

The pre-tax occupancy and facilities-related costs of 51,447 in 2001 associated with lease terminations and other exit costs resulted primarily from the abandonment and closure of office space predominantly located in North America. Lease terminations include remaining lease obligations net of estimated sublease income at December 31, 2002. Such termination costs were based upon an estimate of the amounts that we expected to pay over the terms of these leases, based on our assumptions regarding offsetting sublease income. During 2002, as local real estate markets evolved, we adjusted our estimated sublease income over the related lease terms, which resulted in an additional restructuring reserve of 2,554 and in a reversal of previously recorded reserves of 5,130. The remaining balance in occupancy and facilities-related reserves at December 31, 2002 relates to non-cancelable lease commitments in excess of estimated sublease income for abandoned facilities that will be paid out over the remaining lease periods, ranging from one to 13 years.

The following table displays the activity and balances of the restructuring reserve account:

	Severance and other personnel-related	Occupancy and facilities-related	Other	Total

Reserve established	61,294	51,447	1,523	114,264
Amount used	(52,506)	(7,691)	(341)	(60,538)

Balance at December 31, 2001	8,788	43,756	1,182	53,726
Foreign exchange translation adjustment	(381)	(6,148)	(122)	(6,651)
Deductions:
Amounts used	(6,819)	(15,446)	(132)	(22,397)
Reversals	(907)	(5,130)	—	(6,037)
Change in original estimate	—	2,554	—	2,554

Balance at December 31, 2002	681	19,586	928	21,195

7.         EQUITY INVESTMENTS

	2002			2001

	Ownership interest	Investment amount	Equity in net Income (loss)	Investment amount	Equity in net income (loss)

Media Planning Group (1)	100%	—	—	—	6,314
Others		1,189	(9)	1,110	(630)

Equity investments		1,189	(9)	1,110	5,684

______________

(1)       On May 22, 2001, the Company acquired the remaining 55% interest in Media Planning Group that it did not already own. Since June 1, 2001, Media Planning Group has been fully consolidated. Therefore, “Equity in net income (loss)” in 2001 corresponds to the first five months of 2001.

8.         CONVERTIBLE BONDS AND LONG-TERM AND SHORT-TERM BORROWINGS

Convertible Bonds

On May 22, 2002, the Company issued 41,860,465 unsecured convertible and/or exchangeable bonds, each with a nominal value of €10.75, for an aggregate principal amount of 450,000. The Company received net proceeds of approximately 443,500 from this issuance. The coupon rate of the bonds is 4.0% per annum, payable annually in arrears on January 1 of each year, beginning January 1, 2003, and the gross yield to maturity also is 4.0% per annum, assuming no conversion or redemption occurs prior to maturity. The implicit interest rate, including issue costs, is 4.4% per annum. The bonds have a maturity date of January 1, 2009. Each bond currently is exercisable at any time at the option of the holder for 1.02 Havas shares, subject to specified anti-dilution adjustments, which exercise may, at the Company’s option, be a conversion for newly issued shares, an exchange for treasury shares or a combination thereof. In accordance with French law, the conversion/exchange ratio has been adjusted from 1 to 1.02 due to the distribution of a portion of paid-in capital in connection with the Company’s payment of its annual dividend to shareholders on June 11, 2002. The bonds have a redemption value at maturity equal to their nominal value. Each bond may be redeemed at the option of the holder on January 1, 2006 at its nominal value plus accrued interest. The Company has the option to redeem all, but not less than all, of the outstanding bonds between January 1, 2005 and December 31, 2008 at their nominal value plus accrued interest if the product of (1) the conversion/exchange ratio and (2) the arithmetic mean of the closing prices of Havas shares on Euronext Paris during 20 consecutive trading days chosen by the Company from among the 40 trading day period preceding publication of a notice of early redemption, exceeds 125% of the nominal value of the bonds. The Company also has the option to redeem, all, but not less than all, of the bonds at their nominal value plus accrued interest at any time when less than 10% of the bonds issued remain outstanding. In connection with this issuance, the Company agreed not to give any other bonds any preference over the bonds, or reduce its share capital or alter the way it allocates profits. The aggregate principal amount of the outstanding bonds at December 31, 2002 amounted to 450,000.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

On December 22, 2000, the Company issued 32,817,012 unsecured convertible and/or exchangeable bonds, each with a nominal value of €21.60, for an aggregate principal amount at issuance of 708,848. The Company received net proceeds of 694,859 from this issuance. The coupon rate of the bonds is 1.0% per annum, payable annually in arrears on January 1 of each year, beginning January 1, 2002, and the gross yield to maturity is 4.25% per annum, assuming no conversion or redemption occurs prior to maturity. The implicit interest rate, including issue costs, is 4.67% per annum. The bonds have a maturity date of January 1, 2006. Each bond currently is exercisable at any time at the option of the holder for 1.02 Havas shares, subject to specified anti-dilution adjustments, which exercise may, at the Company’s option, be a conversion for newly issued shares, an exchange for treasury shares or a combination thereof. In accordance with French law, the conversion/exchange ratio has been adjusted from 1 to 1.02 due to the distribution of a portion of paid-in capital in connection with the Company’s payment of its annual dividend to shareholders on June 11, 2002. The bonds have a redemption value at maturity of €25.44 per bond, or approximately 117.78% of their nominal value. The Company has the option to redeem all, but not less than all, of the outstanding bonds between January 1, 2004 and December 31, 2005, at an early redemption price that guarantees the holder of the bond a yield to maturity equivalent to the rate the holder would have obtained upon redemption at maturity, if the product of (1) the conversion/exchange ratio and (2) the arithmetic mean of the closing prices of Havas shares on Euronext Paris during 20 consecutive trading days chosen by the Company from among the 40-trading day period preceding publication of a notice of early redemption, exceeds 115% of the early redemption price. The Company also has the option to redeem, all, but not less than all, of the bonds at their nominal value plus accrued interest at any time when less than 10% of the bonds issued remain outstanding. In connection with this issuance, the Company agreed not to issue bonds with any preference over these bonds, or reduce its share capital or alter the way it allocates profits. The aggregate principal amount and accrued premium of the outstanding bonds at December 31, 2002 amounted to 725,497 comprised of 679,858 in aggregate principal and 45,639 in accrued premium through that date. Assuming no conversion, redemption or repurchase, an additional 75,225 of premium would accrue on those bonds through maturity. During the last quarter of 2002, the Company repurchased 1,342,046 of these bonds resulting in a 4,771 gain which is reflected in “other financial income” in the accompanying consolidated statements of operations. In 2003, the Company continued to repurchase these bonds on the market. (See Note 22.)

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

On February 12, 1999, the Company issued 1,223,405 unsecured convertible and/or exchangeable bonds due January 1, 2004, each with a nominal value of €188, for an aggregate principal amount at issuance of 230,000. The Company received net proceeds of 225,336 from this issuance. The coupon rate of the bonds is 1.0% per annum, payable annually in arrears on January 1 of each year, and the gross yield to maturity is 1.75% per annum, assuming no conversion or redemption occurs prior to maturity. The implicit interest rate, including issue costs, is 2.18% per annum. The bonds have a maturity date of January 1, 2004. Each bond currently is exercisable at any time at the option of the holder for 20.4 Havas shares, subject to specified anti-dilution adjustments, which exercise may, at the Company’s option, be a conversion for newly issued shares, an exchange for treasury shares or a combination thereof. In accordance with French law, the conversion/exchange ratio has been adjusted from 20 to 20.4 due to the distribution of a portion of paid-in capital in connection with the Company’s payment of its annual dividend to shareholders on June 11, 2002. The bonds have a redemption value at maturity of €195.13 per bond, or approximately 103.79% of their nominal value. The Company has the option to redeem all, but not less than all, of the bonds at any time from January 1, 2002 through December 31, 2003, at an early redemption price that provides the holder of the bond a yield to maturity equivalent to the rate the holder would have obtained upon redemption at maturity, if the product of (1) the conversion/exchange ratio and (2) the arithmetic mean of the closing prices of Havas shares on Euronext Paris during 20 consecutive trading days chosen by the Company from among the 40-trading day period preceding publication of a notice of early redemption, exceeds 115% of the early redemption price. The Company also has the option to redeem all, but not less than all, of the bonds at their nominal value plus accrued interest at any time when less than 10% of the bonds issued remain outstanding. In connection with this issuance, the Company agreed not to issue any bonds with any preference over these bonds, or reduce our share capital or alter the way the Company allocates profits. The aggregate principal amount and accrued premium of the outstanding bonds at December 31, 2002 amounted to 87,907, comprised of 85,355 in aggregate principal and 2,552 in accrued premium through that date. Assuming no conversion, redemption or repurchase, an additional 686 of premium would accrue on these bonds through maturity.

Long-Term Borrowings

Long-term borrowings consist of the following:

	As of December 31,

	2002	2001

U.S. dollar denominated bank loans, at primarily variable rates ranging from 1.6% to 2.1%, due 2004 to 2006	47,727	78,102
Convertible bond of a subsidiary (Havas UK plc) with a fixed rate of 7.6%	61,491	65,735
Less: Forward sale agreement on Havas UK shares	(46,743)	(46,735)
Other—weighted average interest of 6.1%	2,455	3,675

Total	64,930	100,777
Less: Current maturities of long-term borrowings	(18,100)	(25,429)
Long-term borrowings	46,830	75,348

Convertible bond of Havas UK plc

On January 19, 2000, Havas UK plc, formerly Evelink plc, an indirect, wholly owned subsidiary of the Company, issued a 61,491 convertible bond due July 19, 2007 to Banque Nationale de Paris S.A. (“BNP”). This convertible bond bears interest at the rate of 7.6% per annum and is convertible, at the option of the holder, at any time from January 19, 2000 through January 19, 2007 into 117,131 ordinary shares of Havas UK plc, subject to specified anti-dilution adjustments. In addition, Havas UK plc issued a warrant to BNP authorizing the holder of the warrant, upon payment of 61,491 to purchase from Havas UK plc 117,131 ordinary shares of Havas UK plc on January 19, 2007, subject to specified anti-dilution adjustments. The right to purchase such ordinary shares under the warrant will lapse in the event that the conversion right of this convertible bond is exercised.

On the same date, Havas International S.A., a wholly owned subsidiary of the Company, and BNP, as the initial holder of the bond, entered into a forward sale agreement under which Havas International S.A. paid 46,743 to BNP for the future purchase of the same number of Havas UK plc ordinary shares as issuable on conversion of this convertible bond.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

In the absence of a right of setoff, this convertible bond and the investment of 46,743 resulting from the forward sale agreement are presented separately in the table above. The interest expense related to this convertible bond is determined using the net proceeds (14,748) as a basis for applying the effective rate of 7.605%. Such net proceeds are presented under proceeds from borrowing in the consolidated statements of cash flow.

– CIRCUS agreement

In 1999, a U.S. subsidiary of the Company borrowed $30 million (28,600) from an international bank (the “Bank’’). In connection with this loan, the Company agreed with the Bank to make a deposit in the same amount to allow the subsidiary to borrow the funds. The terms of the agreement provides that the deposit and debt mature simultaneously in six equal annual installments from June 4, 2001 to June 5, 2006, and the debt and deposit have therefore been reduced to $20 million (19,071) at December 31, 2002. The deposit has been classified as restricted deposits under “Other assets’’ (19,071 as converted at the spot rate at the closing date for the loan) in the balance sheet as of December 31, 2002 (28,367 as of December 31, 2001). The debt bears interest at LIBOR plus a margin, and interest on the deposit is at LIBOR less a margin. The Company entered into a combined interest and currency swap arrangement, referred to as “CIRCUS”, with the Bank with the effect of transforming this $20 million deposit into a euro deposit of 19,086 at EURIBOR less a margin. The maturities of the CIRCUS are identical to those of the deposit both in terms of dates, currency and amounts. As of December 31, 2002, an exchange gain on the CIRCUS was recorded in the consolidated statements of operations under “exchange rate gain (loss)” for 51 (a loss of 4,385 for 2001). As of December 31, 2002, an exchange loss on the deposit was recorded in the consolidated statements of operations under “exchange rate gain/(loss)” for 15 (a gain of 4,509 as of 2001).

Future minimum payments as of December 31, 2002, on long-term borrowings, excluding capital leases, are as follows:

Year	2002

2003	18,100
2004	18,284
2005	13,691
2006	13,852
2007	402

Thereafter	601

64,930
Less: Current maturities	(18,100)

46,830

Short-Term Borrowings

Included in short-term borrowings in the amounts of 53,742 and 59,823 at December 31, 2002 and 2001, respectively, are primarily borrowings by subsidiaries under the terms of various short-term borrowing arrangements. The weighted-average interest rates on these short-term borrowings outstanding at December 31, 2002 and 2001 were 2.9% and 6.1%, respectively. Also included in short-term borrowings in the amounts of 67,058 and 88,898 at December 31, 2002 and 2001, respectively, are overdraft amounts resulting from various lines of credit of subsidiaries. These overdraft amounts bear interest at the prevailing market rates in the countries of the subsidiaries. In the aggregate, the Company had unused lines of credit available under short term and overdraft borrowing arrangements of 193,091 and 161,310 at December 31, 2002 and 2001, respectively, carrying interest at prevailing market rates.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

Covenants

The Company and some of its subsidiaries are subject to restrictive covenants under borrowings at the subsidiary level. Covenants on Company debt include total borrowing levels in some countries and minimum shareholders’ consolidated equity, among others. In addition, the Company guarantees significant loans of its subsidiaries.

As of December 31, 2002, the Company was not in compliance with financial covenants under two credit facilities, for an aggregate principal amount of 33,820. However, the credit facility banks waived any default with respect to the noncompliance. As of December 31, 2002, the Company and its subsidiaries were in compliance with all other financial covenants related to all of the borrowings described above.

As of December 31, 2001, Havas North America, Inc., formerly EWDB North America Inc., was not in compliance with financial covenants under one credit facility, for an aggregate principal amount of 30,895, because of the level of debt incurred by it in connection with the acquisition of Snyder Communications. However, the credit facility bank waived any default with respect to the non-compliance. As of December 31, 2001, the Company and its subsidiaries were in compliance with all other financial covenants related to all of the borrowings described above.

9.         COMPENSATION TO FORMER SHAREHOLDERS OF ACQUIRED BUSINESSES

In connection with the acquisition of private companies, the Company typically enters into agreements with some or all of the selling shareholders that provide for the payment of contingent consideration based upon a multiple of future earnings of the acquired company. In certain cases, their right to such contingent consideration is conditioned on the continued employment of such selling shareholders (an “Earn-Out’’) and are partially or totally forfeited if they leave the acquired company before certain future dates. EITF consensus on issue No. 95-8 requires that in those circumstances the amount paid in excess of what the selling shareholders are entitled to if they left the acquired company at the date of the relevant agreement be recorded as compensation expense. The amounts recorded in each of the periods presented have been determined on the basis of the earnings formula upon which the contingent consideration is based and allocated on a straight-line basis over the period the employees are required to stay with the acquired company to obtain the maximum amount of the Earn-Out. Estimates used in connection with such computations are based upon the latest available earnings data and the related formulas and are revised every year.

In the case of partial acquisitions, the purchase contracts generally include put and call provisions to buy the remainder of the equity of the acquired company at some future date (the “Buy-Out’’). The purchase price for the Buy-Out is generally based upon a multiple of future earnings (the “Formula’’) and in certain cases is conditioned on the continued employment of the related shareholders (the “Minority Shareholders’’). The Company accounts for these arrangements as restricted stock plans. The Formula is applied at the end of every period on the basis of latest available earnings data and any amount in excess of what the Minority Shareholders would get if they left the acquired company at the date of the purchase contract is treated as compensation expense, which is allocated to every period presented under a method similar to the one used for Earn-Out provisions. The share in the earnings of the related subsidiaries attributable to the Minority Shareholders, included in such amounts, is presented as “Minority interests.”

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

Compensation expense related to the arrangements described above were:

	2002	2001	2000

Earn-out	6,008	16,907	3,858
Buy-out	2,329	5,010	17,962

Total	8,337	21,917	21,820

Recorded as compensation to shareholders of acquired businesses	5,993	19,814	16,363
Recorded as minority interests	2,344	2,103	5,457

As of December 31, 2002, the contingent payments expected to be made based upon the assumptions used for the determination of compensation expense amounted to approximately 18,277 (46,723 as of 2001), of which 16,530 (33,162 as of 2001) were accrued as of the same date.

For tax purposes, the above expenses are generally included as part of the purchase price of the acquired company. The tax effect of this excess of the tax basis over the financial reporting basis is not recognized until the disposition of such acquired company.

10.      EMPLOYEE STOCK OPTION PLANS

Havas share options

The following table sets forth information with respect to the status of outstanding options granted under Havas’s stock option plans for the years ended December 31, 2002, 2001 and 2000 (except options issued in connection with the acquisitions of the SNC common stock and the Circle.com common stock of Snyder Communications which are disclosed separately below). All share and per share figures are presented after giving effect to the 20-for-one stock split in May 2000.

	Year ended December 31,

	2002		2001		2000

	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price

		(In Euro)		(In Euro)		(In Euro)
Outstanding at the beginning of the year	24,340,121	11.87	17,118,080	10.15	14,227,380	5.51
Options granted	6,131,285	8.58	7,814,662	15.22	5,241,620	19.99
Options exercised	(880,949)	3.57	(480,805)	4.15	(2,350,920)	4.00
Options forfeited	(1,282,346)	13.40	(111,816)	15.61	—	—
Equity restructuring adjustment (1)	657,583	—	—	—	—	—

Outstanding at the end of the year	28,965,694	11.09	24,340,121	11.87	17,118,080	10.15

Exercisable at the end of the year	16,824,612	10.44	7,547,776	11.30	4,721,120	7.18

Weighted-average fair value of options granted		2.02		5.60		7.91

______________

(1)       In accordance with French law, the number of options and the exercise price have been adjusted due to the distribution of a portion of paid-in capital in connection with the Company’s payment of its annual dividend to shareholders on June 11, 2002.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

The following table summarizes certain exercise price information with respect to fixed stock options outstanding under the Company’s stock option plans at December 31, 2002:

Exercise Prices	Number Outstanding at December 31, 2002	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at December 31, 2002

(in €)		(in years)	(in €)
4.14	1,092,069	1	4.14	1,092,069
4.51	6,135,158	1.5	4.51	6,135,158
6.21	1,230,419	2	6.21	1,230,419
7.46	719,808	3.1	7.46	719,808
8.90	286,294	3.5	8.90	286,294
10.62	204,332	3.7	10.62	204,332
15.36	839,178	3.9	15.36	839,178
27.06	907,507	4.2	27.06	673,127
24.47	408,664	4.4	24.47	408,664
17.38	3,566,732	4.8	17.38	2,635,497
15.17	4,110,413	5.2	15.17	1,502,985
14.53	3,290,641	5.4	14.53	1,097,081
8.41	6,143,194	6.1	8.41	—
4.85	31,285	6.9	4.85	—

	28,965,694			16,824,612

As a result of the Company’s acquisition of all of the outstanding shares of SNC common stock of Snyder Communications on September 26, 2000, all SNC options outstanding on that date were converted into options to purchase Havas shares. Each SNC option was converted into an option to acquire 1.371 Havas shares, which was the same ratio used to exchange SNC common stock for the Company’s ADSs.

As a result of the Company’s acquisition of all of the outstanding shares of Circle.com common stock of Snyder Communications on June 26, 2001, all Circle.com options outstanding on that date were converted into options to purchase Havas shares. Each Circle.com option was converted into an option to acquire 0.0937 Havas shares, which was the same ratio used to exchange Circle.com common stock for the Company’s ADSs.

A summary of the Company’s option activity with respect to the converted SNC options for 2002 and 2001, is set forth below:

	Options Outstanding 2002	Weighted Average Exercise Price 2002	Weighted Average Exercise Price 2002	Options Outstanding 2001	Weighted Average Exercise Price 2001	Weighted Average Exercise Price 2001

	(In 000s)	(In USD)	(In Euro) (1)	(In 000s)	(In USD)	(In Euro) (2)
Outstanding at beginning of year	6,040	11.77	11.23	8,732	11.47	12.89
Exercised	(18)	2.40	2.29	(1,224)	9.91	11.13
Forfeited or expired	(393)	11.78	11.24	(1,468)	10.47	11.76

Outstanding at end of year	5,629	11.79	11.24	6,040	11.77	13.22

Exercisable at end of year	5,131	11.95	11.40	3,875	11.87	13.34

______________

(1)      Translation of amounts from USD into Euro has been made solely for the convenience of the reader at the noon buying rate of €1 = $1.0485 on December 31, 2002.

(2)      Translation of amounts from USD into Euro has been made solely for the convenience of the reader at the noon buying rate of €1 = $0.8901 on December 31, 2001.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

The converted SNC options outstanding at December 31, 2002 have exercise prices that range from $0.96 to $17.59 (at December 31, 2001, the range was from $0.01 to $17.59).

A summary of the Company’s option activity with respect to the converted Circle.com options for the period from January 1, 2002 through December 31, 2002 and for the period from June 27, 2001 through December 31, 2001 is set forth below:

Converted Circle.com stock options

	Options Outstanding 2002	Weighted Average Exercise Price 2002	Weighted Average Exercise Price 2002	Options Outstanding 2001	Weighted Average Exercise Price 2001	Weighted Average Exercise Price 2001

	(In 000s)	(In USD)	(In Euro) (1)	(In 000s)	(In USD)	(In Euro) (2)
Outstanding at beginning of year	250	182.39	173.95	—	—	—
Exchanged at June 26, 2001
Circle.com merger date	—	—	—	273	170.00	204.33
Exercised	—	—	—	—	—	—
Forfeited or expired	(78)	153.24	146.15	(23)	176.29	198.06

Outstanding at end of year	172	195.59	186.54	250	182.39	204.91

Exercisable at end of year	149	204.90	195.42	160	198.90	223.46

______________

(1)       Translation of amounts from USD into Euro has been made solely for the convenience of the reader at the noon buying rate of €1 = $1.0485 on December 31, 2002.

(2)       Translation of amounts from USD into Euro has been made solely for the convenience of the reader at the noon buying rate of €1 = $0.8901 on December 31, 2001.

The converted Circle.com options outstanding at December 31, 2002 had exercise prices that ranged from $0.08 to $337.88 (at December 31, 2001, the range was from $0.08 to $337.88).

The compensation expense related to the Company’s stock-based compensation is presented under “Stock-based compensation” and amounted to 11,227, 16,316 and 5,340 in 2002, 2001 and 2000, respectively.

In addition, certain subsidiaries have granted stock options to some of their employees with respect to their own stock. The strike price is usually based on a multiple of current earnings of the subsidiary at the award date (the “Multiple”). Such options are generally exercisable five to seven years after the award date and require continuing employment. The parent companies of such subsidiaries have the option to buy back the shares if and when acquired by the employees and the employees have the option to put these shares to such parent companies. The buyback price is generally based upon the Multiple applied to the earnings level of the subsidiary when the option is exercised. The employees are required to put the shares to such parent companies when they leave the subsidiary. Under US GAAP, such plans are performance plans and variable plan accounting is required. Accordingly, the Company makes an interim measurement of compensation on the basis of the formula price at the end of each period based upon the most recent available earnings data and allocates such costs to expense over the period from award date to exercise date. As of December 31, 2002, 2001 and 2000, accrued compensation related to such plans amounted to 4,963, 6,146 and 2,818, respectively. The related compensation recorded for the years ended December 31, 2002, 2001 and 2000 amounted to 1,722, 2,342 and (580), respectively, and is presented under “Stock-based compensation.”

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

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

	Pension Benefits		Other Benefits

	2002	2001	2002	2001

Change in benefit obligation
Benefit obligation at beginning of the year	(81,114)	(83,605)	(9,497)	(4,126)
Service cost	(5,052)	(3,851)	(688)	(372)
Interest cost	(4,871)	(4,223)	(522)	(254)
Plan participants’ contributions	(1,371)	(949)	—	—
Amendments	(346)	—	(235)	—
Acquisition/disposal	(1,512)	(8,951)	131	(43)
Curtailments / settlements	—	20,084	—	—
Actuarial gain (loss)	(9,135)	(649)	(1,356)	(4,873)
Benefits paid	3,357	2,874	183	171
Others (foreign currency translation)	5,541	(1,844)	—	—

Benefit obligation at end of the year	(94,503)	(81,114)	(11,984)	(9,497)

Change in plan assets
Fair value of plan assets at beginning of the year	57,937	72,267	—	—
Actual return on plan assets	3,998	(1,981)	—	—
Company contributions	2,730	1,833	—	—
Plan participants’ contributions	1,371	949	—	—
Acquisition/disposal	2,708	8,664	—	—
Curtailments /settlements	—	(20,084)	—	—
Benefits paid	(1,614)	(2,196)	—	—
Actuarial loss (gain)	(10,681)	(3,203)	—	—
Others (foreign currency translation)	(4,321)	1,688	—	—

Fair value of plan assets at end of the year	52,128	57,937	—	—

Funded status of the plan	(42,375)	(23,177)	(11,984)	(9,497)
Unrecognized actuarial loss	26,874	9,781	917	(439)
Unrecognized actuarial prior service cost	276	—	235	—
Unrecognized actuarial transition obligation	—	—	—	—

Accrued benefit cost	(15,225)	(13,396)	(10,832)	(9,936)

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

Actuarial assumptions were as follows:

	Pension Benefits			Other Benefits

	2002	2001	2000	2002	2001	2000

Discount rate	5.7%	5.5%	5.5%	5.1%	5.5%	5.5%
Rate of compensation increase	3.0%	3.0%	3.0%	na	na	na
Expected return on plan assets	6.6%	6.0%	6.5%	na	na	na

	Pension Benefits			Other Benefits

	2002	2001	2000	2002	2001	2000

Annual cost
Service cost	5,052	3,851	1,868	688	372	657
Expected interest cost	4,871	4,223	3,407	522	254	343
Expected return on plan assets	(3,998)	(3,711)	(2,676)	—	—	—
Amortization of unrecognized prior service cost	40	—	—	—	—	—
Amortization of actuarial net loss (gain)	797	(11)	—	—	(354)	—
Amortization of net transition obligation	—	—	—	—	—	—
Curtailments/settlements	—	—	—	—	—	—

Net periodic benefit cost	6,762	4,352	2,599	1,210	272	1,000

Health care costs are assumed to increase (inflation excluded) by 5.8% in 2003, 5.5% in 2004 and 5.1% in 2005, decreasing gradually to 2.3% (ultimate).

Amounts recognized in the consolidated balance sheet were as follows:

	Pension Benefits			Other Benefits

	2002	2001	2000	2002	2001	2000

Accrued benefit liability	(26,492)	(16,080)	(11,964)	(10,832)	(9,936)	(9,792)
Prepaid benefit cost	2,318	2,684	655	—	—	—

Net amount accrued for	(24,174)	(13,396)	(11,309)	(10,832)	(9,936)	(9,792)

Accumulated other comprehensive income	8,949	—	—	—	—	—

Net amount recognized	(15,225)	(13,396)	(11,309)	(10,832)	(9,936)	(9,792)

The net accruals accounted for as of December 31, 2002, 2001 and 2000 in the accompanying consolidated balance sheets can be compared with balances determined under U.S. GAAP as follows:

	Pension Benefits			Other Benefits

	2002	2001	2000	2002	2001	2000

Net amount accrued under U.S. GAAP	(24,174)	(13,396)	(11,309)	(10,832)	(9,936)	(9,792)
Minimum liability adjustment	8,949	—	—

Net amount accrued for in consolidated financial statements	(15,225)	(13,396)	(11,309)
Accrued	(17,543)	(16,080)	(11,964)
Prepaid	2,318	2,684	655

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

Regarding the other benefits plans, a one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-Percentage-Point Increase		One-Percentage Point Decrease

	2002	2001	2002	2001

Effect on total of service and interest cost components	(608)	(386)	447	292
Effect on the post-retirement benefit obligation	(3,740)	(2,535)	2,830	1,977

12.      INCOME TAX

As of December 31, 2002 and 2001, the deferred tax assets and liabilities in the balance sheet were as follows:

	As of December 31,

	2002	2001

Deferred tax asset—Current	75,852	77,388
Deferred tax asset—Noncurrent	119,440	167,311
Deferred tax liability—Current	(14,763)	(25,954)
Deferred tax liability—Noncurrent	(100,633)	(132,317)

Net deferred tax asset	79,896	86,428

The Company’s provision for income tax includes the following components:

	As of December 31,

	2002	2001	2000

Current
France	11,419	16,213	12,153
State	1,765	335	1,707
Foreign	31,533	27,501	41,522

Total	44,717	44,049	55,382

Deferred
France	(6,101)	(5,699)	6,226
State	2,417	317	(967)
Foreign	1,179	(38,893)	1,603

Total	(2,505)	(44,275)	6,862

Provision for income tax	42,212	(226)	62,244

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

The provision for income tax differs from the amount computed by applying the French income tax rate as a result of the following:

	Year ended December 31,

	2002	2001	2000

Net income/(loss)	(1,433,118)	(174,909)	29,408
Minority interests	13,658	(4,272)	9,954
Provision for income tax	42,212	(226)	62,244
Equity in (earnings) losses of investees	9	(5,684)	(9,197)

Income from operations before income tax (1)	(1,377,239)	(185,091)	92,409

Provision for income tax using rates of 35.43%, 36% and 38% in 2002, 2001 and 2000, respectively	(487,956)	(66,633)	35,115
Stock-based compensation	4,588	6,717	1,810
Compensation to former shareholders of acquired businesses	2,123	7,133	6,218
Non deductible goodwill amortization and impairment	524,607	35,590	12,894
Loss on intercompany sale of consolidated company	(445,256)	—	—
Other permanent differences	35,868	5,127	5,224
Difference between French and foreign rates	(5,158)	7,504	872
Change in valuation allowance	413,396	4,336	111

Provision (benefit) for income tax	42,212	(226)	62,244

______________

(1)      Of which 15,189, (2,438) and 26,646 originated from French companies for 2002, 2001 and 2000, respectively.

Temporary differences that give rise to deferred tax assets and liabilities consist of the following:

	Year ended December 31,

	2002	2001

Tax effect on tax loss carry forward
Long-term capital losses	17,485	16,231
Ordinary tax loss carry forward	540,162	144,018

Total effect on tax loss carry forward	557,647	160,249
Temporary differences
Accrued vacation paid	402	1,731
Long-term incentive plan	5,726	13,239
Accrued pension costs	12,595	8,318
Amortization	37,651	74,126
Accrued expenses and others	51,082	51,566

Total temporary differences	107,456	148,980

Deferred tax assets, gross	665,103	309,229

Tax effect of temporary differences related to:
Deductible goodwill amortization	6,142	6,484
Intangibles	106,742	141,089
Other	2,512	10,698

Deferred tax liabilities	115,396	158,271

Less: valuation allowances	(469,811)	(64,530)

Net deferred tax	79,896	86,428

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

Deferred tax assets are reduced by a valuation allowance when it is more likely than not that a portion thereof will not be realized, generally because of a history of operating losses.

The Company’s share of undistributed earnings of foreign subsidiaries that could be subject to additional income tax if remitted was approximately 286,836 and 220,840 as of December 31, 2002 and 2001, respectively. No provision has been recorded for the French and foreign taxes that could result from the remittance of such undistributed earnings since the earnings are permanently reinvested outside of France and it is not practicable to estimate the amount of such taxes.

As of December 31, 2002, the expiration dates of tax loss carryforwards are as follows:

December 31, 2003	21,433
December 31, 2004	20,514
December 31, 2005	49,895
December 31, 2006	29,671
December 31, 2007	1,125,425

Thereafter	299,584

1,546,522

13.      RELATED PARTY TRANSACTIONS

Transactions involving directors, officers and shareholders of Havas

Purchase of Havas Trademark from Vivendi Universal Publishing. On March 31, 2002, the Company purchased all rights held by Vivendi Universal Publishing to the “Havas” trademark, except derivative names of Havas, for 4,574. Before that time, the Company licensed the use of the name “Havas Advertising” from Vivendi Universal Publishing under annual license agreements.

Transactions Involving the Rodés Family. Media Planning Group and its subsidiaries have entered into the following transactions with members of the families of Fernando Rodés Vilà, one of the Company’s directors and executive officers and the chief executive officer of Media Planning Group, and Leopoldo Rodés Castañe, one of the Company’s directors and the father of Fernando Rodés Vilà, and or entities controlled by them.

Intermedia Management Services, A.G., an indirect, wholly owned subsidiary of Media Planning Group, renders services to various subsidiaries of Media Planning Group by hiring as consultants various officers of Media Planning Group on behalf of such subsidiaries. This arrangement facilitates internal accounting and control of the services rendered and helps to minimize transfer pricing issues where services are rendered to subsidiaries outside of Spain. The consulting fees paid to officers of Media Planning Group under this arrangement are part of, and not in addition to, their annual compensation packages. Intermedia Management Services has entered into a consulting services agreement with Fernando Rodés Vilà. Under this agreement, Fernando Rodés Vilà provides consulting services to Intermedia Management Services and, through Intermedia Management Services, to various subsidiaries of Media Planning Group. Fernando Rodés Vilà is paid an hourly fee of €600 in cash for his consulting services, and may also be entitled to an additional fee if Fernando Rodés Vilà and Intermedia Management Services so agree. Fernando Rodés Vilà was paid 536 for his consulting services provided in 2002. This arrangement was terminated on December 31, 2002.

In October 1991, the predecessor to Media Planning Group entered into an agreement with Gestora de Viviendas S.A. under which Gestora de Viviendas provides client development services to Media Planning Group and its subsidiaries in exchange for commissions on new clients developed by it. Under this agreement, Media Planning Group paid Gestora de Viviendas commissions of 347, excluding taxes, for these services provided in 2002. Fernando Rodés Vilà and Leopoldo Rodés Castañe, together with other members of their families, are controlling shareholders, and Leopoldo Rodés Castañe is a director, of Gestora de Viviendas.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

Media Planning Group receives legal services from the Spanish law firm of Rodés & Sala Abogados, S.L. Rodés & Sala was paid a total of 194, excluding taxes, for these legal services provided in 2002. Gonzalo Rodés Vilà, the brother of Fernando Rodés Vilà and the son of Leopoldo Rodés Castañe, is a partner in Rodés & Sala. In addition, Gonzalo Rodés Vilà serves as secretary of the board of directors of Media Planning Group. Gonzalo Rodés Vilà was paid 28 for his services as secretary of the board provided in 2002.

Transactions Involving Richard Colker. In 2002, the Company paid $60,000 (62) to Colker, Gelardin & Co. for investment banking advisory services performed from May 2002 through December 31, 2002 related to our specialized agencies.

Transactions Involving Thierry Meyer. Thierry Meyer, one of the Company’s directors, also serves as a director of one of our subsidiaries in the U.K. The Company paid Mr. Meyer £40,000 (64) for his services as a director of the subsidiary provided in 2002.

14.      NET INCOME (LOSS) PER SHARE AS IN CONSOLIDATED STATEMENTS OF OPERATIONS

Net income (loss), basic, per share is computed on the basis of the weighted-average number of Havas shares issued after deducting the weighted average number of treasury shares.

Net income (loss), diluted, per share take into account share equivalents having a dilutive effect. Potential shares include: convertible bonds (see Note 8), stock options granted to employees (see Note 10), converted stock options granted by Snyder Communications for SNC and Circle.com shares (see Note 10) and warrants to subscribe for Havas shares. On May 13, 1998, the Company issued to its shareholders, for no consideration, an aggregate of 6,695,621 warrants that matured on May 13, 2001. A holder of 20 warrants had the right to subscribe for 20 Havas shares for €182.94. No warrants were outstanding as of December 31, 2001. Net income is adjusted for after tax interest expense related to the convertible bonds. The dilutive effect of stock options and warrants is calculated using the treasury stock method.

The following tables present a reconciliation of the net income (loss), basic, per share and the net income (loss), diluted, per share for each of the years ended December 31,:

	Net income	Number of shares	Per share amount

2002
Net income (loss) per share	(1,433,118)	294,757,744	(4.86)
Stock options Havas (1)	—	—	—
Stock options SNC (1)	—	—	—
Convertible bonds (1)	—	—	—

Net income (loss), diluted, per share	(1,433,118)	294,757,744	(4.86)

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

	Net income	Number of shares	Per share amount

2001
Net income (loss), basic, per share	(174,909)	281,640,364	(0.62)
Stock options Havas (1)	—	—	—
Stock options SNC (1)	—	—	—
Warrants (1)	—	—	—
Convertible bonds (1)	—	—	—
Net income (loss), diluted, per share	(174,909)	281,640,364	(0.62)

2000
Net income (loss), basic, per share	29,408	180,318,635	0.16
Stock options Havas	—	9,698,548	—
Stock options SNC	—	665,018	—
Warrants	—	3,199,125	—
Convertible bonds	1,678	13,244,769	(0.01)

Net income (loss), diluted, per share	31,086	207,126,095	0.15

______________

(1)      As these items are anti-dilutive, they are not included in the calculation.

15.      LEASES

The Company leases certain premises and equipment under both capital and operating leases. The following is a schedule of future minimum lease payments for capital and operating leases in effect at December 31, 2002:

Year Ending December 31,	Capital Leases	Operating Leases

2003	9,168	112,162
2004	956	103,746
2005	502	91,407
2006	437	86,133
2007	248	77,989
Thereafter	2,107	272,887

Total minimum lease payments	13,418	744,224

Less: amount representing interest	(743)	—

Total obligation under capital leases	12,675	—

Less: current portion	(8,655)	—

Long-term portion	4,020	—

Included in property and equipment are assets recorded under capital leases with costs of approximately 35,482 and 39,045 as of December 31, 2002 and 2001, respectively.

Net rental expenses for all operating leases were 135,094, 116,594 and 74,368 in 2002, 2001 and 2000, respectively.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

16.      SEGMENT DATA

The Company’s revenues and operating results are derived from three principal operating divisions utilizing independent brands and a number of specialized agencies. This organization was mainly designed for the Company to be able to provide advertising and communications services to clients with competing products and services and to permit the expansion of certain specialty advertising and communications services. These three principal operating divisions and the specialized agencies have substantial similarities in the nature of services provided, the delivery process for rendering their services, the customers they serve and their economics. The Company aggregates its operating segments into one reportable segment.

Geographical information required by SFAS 131, “Disclosure about Segment of an Enterprise and Related Information,” for each of the years ended December 31, is as follows:

	France	United States	United Kingdom	Rest of Europe	Other	Total

2002
Net revenues	304,383	869,147	380,772	277,567	176,774	2,008,643
Long-lived assets	42,226	89,811	41,433	29,945	11,223	214,638

2001
Net revenues	352,124	1,000,214	427,566	185,214	205,003	2,170,121
Long-lived assets	47,880	126,323	51,688	32,707	18,808	277,406

2000
Net revenues	322,778	625,347	315,659	207,107	172,749	1,643,640
Long-lived assets	42,656	169,899	20,782	16,179	16,440	265,956

Net revenues and long-lived assets are attributed to countries based on the location of the applicable operating unit.

17.      FINANCIAL INSTRUMENTS AND DERIVATIVE INSTRUMENTS

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents and short-term borrowings

The carrying value of cash and cash equivalents and short-term borrowings approximate fair value because of the relatively short maturity of these instruments.

Restricted deposit

Restricted deposit carries a variable interest rate and its fair value is close to its carrying amount.

Long-term borrowings

The fair value of long-term borrowings is substantially the same as its carrying amount in the financial statements because the majority of the Company’s long-term borrowings is at variable rates and approximates fair value.

Convertible and/or exchangeable bonds

The fair value of convertible and/or exchangeable bonds was determined by reference to quotations available in markets where the bonds were traded estimated using quoted market prices and amounts.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

Combined interest and currency swap (“CIRCUS”)

The estimation of the CIRCUS fair value involves splitting the swap into its borrowing and lending elements and discounting the future expected currency cash flows relating to each element. The fair value of the CIRCUS was calculated by third party banks. Please refer to Note 8.

Interest rate swaps and caps

The fair value of interest rate swaps and caps has been estimated by third-party banks.

Forward contracts

Due to the short maturities of forward exchange contracts, the fair value of the contracts were determined to be the difference between the contract rate and the market forward rate multiplied by the foreign currency amount.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as of December 31, 2002 and 2001. Amounts in parentheses represent liabilities.

	2002		2001

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Cash and cash equivalents	745,191	745,191	351,321	351,321
Restricted deposit	19,071	19,071	28,367	28,367
Long-term borrowings including current maturities	(64,930)	(64,930)	(100,777)	(100,777)
Convertible bonds	(1,263,404)	(1,148,401)	(795,606)	(788,122)
CIRCUS	46	46	(4,456)	(4,456)
Interest rate swap (Media Planning Group)	723	723	8	8
Interest rate cap (Media Planning Group)	8	8	151	151
US dollar denominated forward contracts	(401)	(401)	—	—
Canadian dollar denominated forward contracts	(192)	(192)	24	24

Purposes for which derivative financial instruments are held or issued

The Company uses derivative instruments primarily to mitigate interest rate and foreign currency exposures. Currently, the Company hedges intra-group loans denominated in foreign currency with forward contracts. The intra-group loans are recorded at spot rates before being eliminated and the forward contracts are marked-to-market in earnings (natural hedge). As of December 31, 2002, changes in fair value of forward contracts amounted to 401. The intra-group loans resulted in a loss of 661.

The Company hedges a foreign-currency variable rate deposit with a combined interest and currency swap (“CIRCUS”). This strategy is described in Note 8. The foreign-currency deposit is accounted for at a spot rate and the swap is marked-to-market in earnings (natural hedge). As of December 31, 2002, the CIRCUS impacted earnings by 4,502 (before tax).

The Company hedges amounts outstanding under its credit facility with a compound interest rate swap that contains a written option component. Under SFAS 133, this such compound swap does not qualify for hedge accounting and is therefore remeasured at market value with a direct impact in earnings. As of December 31, 2002, the Company had no amounts outstanding under this credit facility.

The Company also hedges a variable leasing debt with an interest rate cap for which the Company elected not to apply hedge accounting. Such cap was therefore remeasured at market value with a direct impact in earnings. As of December 31, 2002, the impact of the interest rate swap and cap amounted to 572 (before tax).

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

18.      SUPPLEMENTAL CASH FLOWS INFORMATION

	Years ended December 31,

	2002	2001	2000

Cash paid for interest	27,786	22,302	30,006
Cash paid for income taxes	42,397	45,432	38,292
Non cash items:
Equipment purchased under capital lease	289	971	5,501
Increase in shareholders’ equity related to conversion of bonds
Convertible debt carrying amount net of deferred issue expenses	—	1,878	95,478
Interest expenses	—	1	656
Deferred tax transferred to equity	—	—	(251)
Increase in shareholders’ equity related to:
Acquisition of minority interests	8,140	—	—
Snyder acquisition	—	—	2,058,343
Media Planning Group acquisition	—	442,000	—
Circle.com acquisition	—	27,869	—

19.      CONTRACTUAL OBLIGATIONS

Commercial commitments

One of the Company’s subsidiaries purchases marketing rights from its clients, which are primarily soccer and rugby clubs, for periods from one to seven years, and then re-sells those rights to sponsors. At December 31, 2002, these purchases amounted to 30,431 (68,585 as of December 31, 2001), of which 16,295, 9,170, 4,680 and 286 are due in 2003, 2004, 2005 and 2006 and thereafter, respectively. This subsidiary has received commitments from sponsors of 10,426 as of December 31, 2002 (17,390 as of December 31, 2001).

Estimated obligations under earn-outs / buy-outs

As more fully described in Notes 2.17 and 9, the Company has entered into contingent consideration arrangements in connection with certain business combinations. At December 31, 2002 and 2001, the related total commitment is estimated at 212,464 and 266,480, respectively, of which 16,530 and 33,162 were accrued at December 31, 2002 and 2001, respectively. Minority interest related to subsidiaries subject to buy-out agreements amounted to 14,137 as of December 31, 2002. As these agreements do not include maximum amounts to be paid and are based on future earnings, it is not possible to determine a maximum potential amount of future payments. Therefore the amounts indicated above represent the Company’s best estimate and actual amounts may differ.

The payment dates for these arrangements are estimated as follows as of December 31, 2002:

Payment date	Commitment

2003	67,845
2004	70,235
2005	40,592
2006	8,184
2007	5,927
2008	2,070
Undetermined	17,611

TOTAL	212,464

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

The payment date for the Company’s buy-out obligations has been assumed to be the date the applicable buy-out option can first be exercised by the minority shareholder. The payment date for some buy-out agreements may not be determinable because the buy-out option is first exercisable at the time the minority shareholder leaves the employ of the Company.

The other commitments are described in Notes 8, 9 and 15.

20.      CONTINGENCIES

Bankruptcy of WorldCom, Inc.

On July 21, 2002, WorldCom, Inc., a significant client of the Company, filed for reorganization under Chapter 11 of the United States Bankruptcy Code.

With respect to the media, the Company acts as an agent for WorldCom and its subsidiary, MCI WorldCom (collectively “WorldCom”), and as an intermediary in the transfer of the client’s payments to the applicable media suppliers, which is consistent with the concept of “sequential liability” adopted by the American Association of Advertising Agencies in 1991 as its standard for the industry. As a result, the Company had outstanding pre-bankruptcy petition receivables of approximately $36.1 million as at December 31, 2002 and in parallel, the Company had outstanding pre-bankruptcy petition media payables for the media space reserved on behalf of WorldCom of approximately $36.9 million as at December 31, 2002.

Currently, no media vendor is pursuing, nor have any waived, any claim against the Company for any WorldCom payables, and it is not currently possible to determine what actions, if any, will be taken in connection with the WorldCom bankruptcy proceeding, or the possible outcome of any such actions, or the amount of any loss to the Company that might result. Consequently, although a loss is possible, the Company cannot at this time reasonably determine the probability of any loss nor the magnitude thereof. Therefore no reserve has been recorded.

With respect to commissions and production work, the Company had outstanding pre-bankruptcy petition receivables of approximately $10.4 million as at December 31, 2002, which has been fully reserved as at December 31, 2002.

The Company has filed proofs of claim with the United States Bankruptcy Court in support of its position as agent with regard to media, commissions and production work.

The Company continues to do business with WorldCom with payment generally received from WorldCom on an accelerated basis.

Circle.com litigation

On June 4, 2001, two holders of Circle.com common stock filed a purported class action lawsuit in Delaware Chancery Court against Snyder Communications, the Company and each director of the Company and Snyder Communications. The lawsuit sought a preliminary and permanent injunction or, alternatively, monetary damages. The lawsuit alleges that the Company and the board of directors of Snyder Communications breached their fiduciary duties owed to the Circle.com stockholders when considering and negotiating the proposed merger of Snyder Communications with one of the subsidiaries of the Company by failing to create an independent negotiating structure, failing to seek truly independent advice, concealing material information from the Circle.com stockholders, and unfairly timing the proposed merger to the disadvantage of the Circle.com stockholders. Subsequent to the filing of the lawsuit, each director of the Company was dismissed from the lawsuit. In addition, the purported representatives of the purported Circle.com stockholder class withdrew their application for a preliminary injunction and expedited discovery and the Company agreed to waive any objection to jurisdiction it may otherwise assert under French law, and, in the event the court enters a judgment for money damages in favor of Circle.com stockholders, to waive any right the Company may have under French law to assert that such judgment is not enforceable against the Company and any defendant indemnified by the Company. In August 2001, Snyder Communications, its directors and the Company filed an answer in the lawsuit and responded to requests for the production of documents. Since that time, there has been no significant activity regarding this matter.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

Snyder Communications, the Company and the directors of Snyder Communications deny all liability with respect to the claims alleged in the complaint and believe those claims to be without merit. Snyder Communications and the other defendants to the lawsuit intend to defend themselves vigorously in this action.

Verizon settlement

A case involving claims by Snyder Communications for declaratory relief as to alleged indemnification obligations set forth in their agreements with Verizon Select Services and counterclaims by Verizon for indemnification, declaratory relief and damages was filed in April 2001, as a result of two investigations by Florida agencies into the parties’ business and marketing practices. Verizon demanded that Snyder Communications indemnify it for all liabilities, costs and expenses incurred as a result of the two Florida Investigations. In their December 2001 Settlement Agreement, the Company and Snyder Communications agreed to pay an aggregate amount of $1,052,500 to Verizon in a series of installments. The final payment was made on February 15, 2003.

Snyder Communications LP class action lawsuit

Former employees of Snyder Communications LP have filed a purported class action lawsuit in the Texas State Court. The motion to certify the purported class of former employees in Texas was granted by the Texas trial court in January 2002, affirmed on appeal by the Texas intermediate appellate court in November 2002 and is currently subject to a petition for review to the Texas Supreme Court. Snyder Communications’ motion for summary judgment in this action is still pending. The lawsuit alleges, in substance, that Snyder improperly denied commission payments to former employees in connection with alleged sales activities. Snyder Communications denies all liability with respect to the claims alleged in this case and believes the claims to be without merit. Snyder Communications intends to defend itself vigorously against these actions.

American Student List consent order

In September 2002, American Student List LLC, one of the Company’s subsidiaries, signed a consent order issued by the U.S. Federal Trade Commission relating to the use of information collected from a survey conducted by the National Research Center for College and University Admissions (“NRCCUA”). For a number of years, American Student List provided funding for a portion of the out-of-pocket expenses incurred by NRCCUA in connection with its post-secondary education planning survey. The FTC argued that the disclosures made by NRCCUA to the high schools that distributed the surveys to students, and the disclosures in the survey completed by the students, were inadequate to advise the schools and students that the results of the survey would be used for marketing and non-educational uses. American Student List signed the consent order without admitting that it engaged in any deceptive practices that violate the law. The consent order became effective on January 31, 2003.

In addition to the foregoing, the Company is party to various other legal and arbitration proceedings arising in the ordinary course of business, including matters relating to current and former vendors, clients and employees. None of these other proceedings has had or is expected to have a significant effect on the Company’s financial position or profitability. Any litigation, however, involves risks and potentially significant litigation costs, and therefore the Company cannot give any assurance that any litigation which may arise in the future will not have a material adverse effect on its business, financial conditions or future results of operations.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

21.      ALLOWANCE FOR DOUBTFUL ACCOUNTS

Changes in the Company’s allowance for doubtful accounts for the years ended December 31, 2002 and 2001 were as follows:

	Opening Balance	Charge to Costs and Expense	Reversal	Deductions	Other Movements	Closing Balance

Year 2002	54,156	21,558	(2,998)	(8,812)	(5,735)	58,169
Year 2001	36,602	13,272	(1,528)	(8,528)	14,338	54,156
Year 2000	15,573	9,586	(578)	(2,929)	14,950	36,602

22.       SUBSEQUENT EVENTS

In early 2003, through April 30, the Company repurchased in the secondary market and cancelled approximately 114,264 aggregate principal amount of its convertible and/or exchangeable bonds issued in December 2000. Specifically, the Company repurchased 5,290,000 of these bonds for an aggregate purchase price of 109,601. These bonds were convertible into a total of 5,395,800 shares at the conversion exchange ratio of 1 to 1.02 in effect on April 30, 2003.

The Company’s future repurchases of bonds, if any, will depend on the prevailing market conditions, its liquidity requirements, applicable contractual restrictions and other factors.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Statuts (bylaws) of Havas (English translation) (incorporated by reference to Exhibit 1.1 to Havas’s annual report on Form 20-F for the year ended December 31, 2001 (SEC File No. 001-16081)).

2.1

Form of Deposit Agreement among Havas, Morgan Guaranty Trust Company of New York and all holders from time to time of Havas ADSs (incorporated by reference to Exhibit 4.1 to Havas’s registration statement on Form F-4 (Reg. No. 333-43362)).

2.2

Note d’Operation (Prospectus) dated February 3, 1999 for the issuance of convertible bonds by Havas (English translation) (incorporated by reference to Exhibit 4.2 to Havas’s registration statement on Form F-4 (Reg. No. 333-43362)).

2.3

Note d’Operation (Prospectus) dated December 12, 2000 for the issuance of convertible bonds by Havas (English translation) (incorporated by reference to Exhibit 4.3 to Havas’s registration statement on Form F-4 (Reg. No. 333-59880)).

2.4

Final Prospectus dated May 15, 2002 for the issuance of convertible and/or exchangeable bonds by Havas (English translation) (incorporated by reference to Exhibit 4.19 to Havas’s annual report on Form 20-F for the year ended December 31, 2001 (SEC File No. 001-16081)).

4.1

Fourth Amendment to Lease dated January 1, 2000 between Havas North America, Inc., formerly EWDB North America Inc. and The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York (incorporated by reference to Exhibit 4.1 to Havas’s annual report on Form 20-F for the year ended December 31, 2000 (SEC File No. 001-16081)).

4.2

Protocol Agreement and Commercial Lease dated as of April 2, 2001 between Havas Advertising and Suresnes Immobilier (English summary) (incorporated by reference to Exhibit 4.2 to Havas’s annual report on Form 20-F for the year ended December 31, 2000 (SEC File No. 001-16081)).

4.3

Supplemental Agreement No. 1 to the Memorandum of Understanding of April 2, 2001 dated May 3, 2002 between Suresnes Immobilier and Havas (English translation) (incorporated by reference to Exhibit 4.18 to Havas’s annual report on Form 20-F for the year ended December 31, 2001 (SEC File No. 001-16081)).

4.4

Agreement to Contribute dated as of January 20, 2001 between Havas and Advertising Antwerpen B.V., Banco Santander Central Hispano, S.A., Compañía de Cartera e Inversiones S.A., Deya S.A., Mr. Jose Martínez-Rovira Vidal, Mrs. Maria Luisa Munoz Alvarez, Mrs. Cristina Martínez-Rovira Munoz, Mrs. Sandra Martínez-Rovira Munoz and Havas S.A. (incorporated by reference to Exhibit 2.7 to Havas’s registration statement on Form F-4 (Reg. No. 333-59880)).

4.5

Trademark Sales Agreement dated December 5, 2001 between Havas and Vivendi Universal Publishing (English translation) (incorporated by reference to Exhibit 4.15 to Havas’s annual report on Form 20-F for the year ended December 31, 2001 (SEC File No. 001-16081)).

4.6

Registration Rights Agreement dated as of May 14, 2001 among Acacia ISP, S.L., Banco Santander Central Hispano, S.A., Compañía de Cartera e Inversiones S.A., Deya S.A., Jose Martínez-Rovira Vidal, Maria Luisa Munoz Alvarez, Cristina Martínez-Rovira Munoz and Sandra Martínez-Rovira Munoz (incorporated by reference to Exhibit 4.14 to Havas’s annual report on Form 20-F for the year ended December 31, 2000 (SEC File No. 001-16081)).

Exhibit No.	Description

4.7

Agreement dated October 11, 1991 between Media Planning, S.A. and Gestora de Viviendas (English translation) (incorporated by reference to Exhibit 4.16 to Havas’s annual report on Form 20-F for the year ended December 31, 2001 (SEC File No. 001-16081)).

4.8

Services Agreement dated April 16, 2002 between Intermedia Management Services, A.G. and Fernando Rodés Vilà (incorporated by reference to Exhibit 4.17 to Havas’s annual report on Form 20-F for the year ended December 31, 2001 (SEC File No. 001-16081)).

4.9 *	Amended and Restated Employment Agreement dated January 1, 2002 between Euro RSCG Worldwide, Inc. and Alain de Pouzilhac.

4.10 *	Agreement dated February 1, 2003 between Arnold Worldwide Partners and Edward Eskandarian.

4.11 *	2001 Directorship Agreement dated December 4, 2002 between WCRS Limited and Thierry Meyer.

8.1 *	List of subsidiaries.

10.1 *	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

10.2 *	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

______________

*         Filed herewith.