Form 20-F
period 2003-12-31
HAVAS
filed 2004-05-28
CIK 1107470

As filed with the Securities and Exchange Commission on May 28, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
|_|	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|X|	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

|_|	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-16081

HAVAS
(Exact name of Registrant as specified in charter)

Republic of France
(Jurisdiction of incorporation or organization)

2 allée de Longchamp
92281 Suresnes Cedex, France
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing one ordinary share, nominal value €0.40 per share	Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None

          The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2003:  306,196,659 ordinary shares, nominal value €0.40 per share.

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes |X| No |_|

          Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 |_| Item 18 |X|

i

ii

FORWARD-LOOKING STATEMENTS

          This annual report on Form 20-F may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, relating to our business and the industry and sectors in which we and our subsidiaries operate.  In particular, among other statements, the statements in Item 4 “Information on the Company” with regard to management objectives, industry trends, market standing and business risks, the statements in Item 5 “Operating and Financial Review and Prospects” with regard to trends in results of operations, margins and overall market trends, the statements in Item 8 “Financial Information” relating to legal proceedings and the statements in Item 11 “Quantitative and Qualitative Disclosures about Market Risk” are forward-looking in nature.  Forward-looking statements can be identified by the use of forward-looking words, such as “may,” “will,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “expect,” “intend,” “continue,” “potential,” “opportunity,” “objective,” “goal” or the negative of those terms or other variations of those terms or comparable words or expressions.  By their nature, forward-looking statements involve risks and uncertainties because they are based on our current expectations, estimates, projections and assumptions concerning events and circumstances that will occur in the future.  There are a number of factors that could cause our actual results and developments to differ materially from those expressed or implied by these forward-looking statements.  These factors include the following:

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

•	our ability to retain key personnel while continuing to control labor costs;

•	the impact of competition in our industry;

•	our ability to realize expected benefits from our strategic reorganization and to successfully dispose of selected businesses and real estate in our ongoing worldwide restructuring;

•	our ability to implement our strategy and to successfully integrate businesses we have acquired; and

•	our ability to adjust to the changing trends in our industry.

          Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events or circumstances.

NON-U.S. GAAP FINANCIAL INFORMATION

          Our audited consolidated financial statements included in this annual report on Form 20-F have been prepared using generally accepted accounting principles in the United States, which we refer to as U.S. GAAP.  This annual report on Form 20-F may also contain financial information calculated and presented in accordance with generally accepted accounting principles in France, which we refer to as French GAAP, as well as financial information calculated on a “pro forma” basis, including information that is restated to exclude the impact of specified historical events.  Because this financial information by its very nature is not calculated and presented in accordance with U.S. GAAP, it should not be viewed as a substitute for, and should be read in conjunction with, our audited consolidated financial statements and the notes to the financial statements included in this annual report.

NOTE REGARDING DISCONTINUED OPERATIONS

          In the fourth quarter of 2003, we completed the strategic reorganization of our business operations that was announced in September 2003.  As part of our strategic reorganization, our management targeted for sale or cessation of operations a number of companies that are not engaged primarily in activities within our core areas of competence, are not strategic investments, did not meet our financial performance criteria or otherwise do not fit into our new organization.  Accordingly, we have reported our discontinued operations in accordance with Statement of Financial Accounting Standards, which we refer to as SFAS, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”  The results of operations of the businesses sold or closed during 2003, or to be sold or closed at December 31, 2003, have been reported as discontinued operations for the years ended December 31, 2003, 2002 and 2001.  (See Note 8 to the consolidated financial statements included in this annual report.)  The results presented in our consolidated financial statements have been adjusted to exclude the impact of discontinued operations, and the selected financial data set forth in Item 3.A below have been adjusted to reflect discontinued operations, for the years ended December 31, 2003, 2002 and 2001.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3.  KEY INFORMATION

3.A Selected financial data

          The following tables summarize our selected financial data and are qualified in their entirety by reference to, and should be read in conjunction with, our audited consolidated financial statements and the notes to the financial statements included in this annual report.  The historical financial data as of and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 have been derived from our audited consolidated financial statements prepared using U.S. GAAP.

          The historical financial data as of and for the year ended December 31, 2003 are shown translated into U.S. dollars at the noon buying rate of €1.00 = $1.2597 on December 31, 2003. (Source:  Federal Reserve Bank of New York.)  See Note 2 to our audited consolidated financial statements beginning on page F-7 of this annual report for further information.

	For the Years Ended December 31,

	2003	2003	2002	2001	2000	1999

		U.S. GAAP (in thousands, except per share data)

			adjusted(1)	adjusted(1)
	($)	(€)
Consolidated Statement of Operations Data:
Net revenues	$1,921,171	€1,525,102	€1,811,169	€1,955,530	€1,643,640	€1,124,380
Operating income (loss)	(137,695)	(109,308)	(217,047)	(148,954)	114,605	73,014
Income (loss) from continuing operations	(409, 330)	(324, 943)	(312, 365)	(175,667)	29,408	25,225
Net income (loss)	(532,884)	(423,025)	(1,433,118)	(174,909)	29,408	25,225
Net income (loss) per share:
Basic(2)	(1.79)	(1.42)	(4.86)	(0.62)	0.16	0.18
Diluted(2)	(1.79)	(1.42)	(4.86)	(0.62)	0.15	0.16
Dividend per share(2)(3)	0.10	0.08	0.14	0.26	0.26	0.23

(1)	2002 and 2001 figures have been adjusted to exclude the impact of discontinued operations.

(2)	Per share data have been adjusted for the 20-for-1 stock split that occurred on May 26, 2000.

(3)

These amounts reflect the dividend accrued for the year indicated, including the French avoir fiscal (before deduction of any French withholding tax).  Actual payment of the annual dividend for each fiscal year occurs following our annual meeting of shareholders in the subsequent year.  For an explanation of the French avoir fiscal, see “Item 10. Additional Information —Taxation—French taxation—Taxation of Dividends on Shares — Avoir Fiscal — Tax Credit” and “Précompte — 25% Equalization Tax” beginning on page 71 and “Taxation—Taxation of U.S. investors—Taxation of dividends” beginning on page 73.

	As of December 31,

	2003	2003	2002	2001	2000	1999

		U.S. GAAP (in thousands, except per share data)

	($)		(€)
Consolidated Balance Sheet Data:
Current assets	$2,916,400	€2,315,155	€2,728,804	€2,723,656	€2,204,323	€1,270,094
Total assets	5,547,659	4,403,953	5,336,981	7,091,239	5,793,673	2,286,846

Financial debt(1)	1,682,823	1,335,892	1,480,509	1,085,941	1,121,105	459,010
Shareholders’ equity	979,593	777,640	1,346,634	3,048,655	2,666,321	537,710
Number of shares outstanding(2)	306,196,659	306,196,659	305,219,028	304,320,312	266,496,567	151,889,560

(1)	Our financial debt consists of short-term and long-term bank debt, convertible and/or exchangeable bonds and capitalized lease obligations.

(2)	Number of shares outstanding has been adjusted for the 20-for-1 stock split that occurred on May 26, 2000.

Exchange rate information

Euro into U.S. dollars

          The exchange rate for the euro against the U.S. dollar at May 24, 2004 was €1.00 to $1.1978 at the noon buying rate.  (Source:  Federal Reserve Bank of New York.)  The following table sets forth the high, low and average exchange rates for the euro against the U.S. dollar in each of the last five years and in each of the last six months.

	High	Low	Average (1)

Euro to U.S. Dollar:	($)	($)	($)
April 2004	1.2358	1.1802	1.1989
March 2004	1.2431	1.2088	1.2261
February 2004	1.2848	1.2426	1.2640
January 2004	1.2853	1.2389	1.2638
December 2003	1.2597	1.1956	1.2298
November 2003	1.1995	1.1417	1.1710
2003	1.2597	1.0361	1.1411
2002	1.0485	0.8594	0.9495
2001	0.9535	0.8370	0.8909
2000	1.0335	0.8270	0.9207
1999	1.1812	1.0016	1.0588

(1)

Monthly averages represent the average of the noon buying rates for euro for each business day during the relevant month.  Annual averages represent the average of the noon buying rates for euro on the last business day of each month during the relevant year.  (Source:  Federal Reserve Bank of New York.)

3.B Capitalization and indebtedness

          Not applicable.

3.C Reasons for the offer and use of proceeds

          Not applicable.

3.D Risk factors

          You should carefully consider all of the information set forth in this annual report and in the following risk factors.  The risks below are not the only ones we face.  Additional risks not currently known by us or that we currently deem immaterial may also significantly impair our business operations.  If any of the following risks actually occurs, our business, prospects, financial condition, results of operations, ability to service and re-finance debt and ability to pay expected dividends to shareholders could be materially adversely affected.  In any such case, the market price of our shares and our American Depositary Shares, or ADSs, could decline and you could lose all or part of your investment in our company.  This annual report also contains forward-looking statements that involve risks and uncertainties.  Our results could materially differ from those anticipated in these forward-looking statements as a result of various factors, including the risks we face as described below and elsewhere.  See “Forward-Looking Statements” on page 1.

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

          In each of 2001 and 2002, the downturn in the overall economy was accompanied by a severe drop in demand for services in our industry, which had a material adverse affect on our results of operations for each year.  Weakness in demand for our services continued in 2003.  Although the second half of 2003 improved somewhat, we cannot assure you that the conditions in our industry and the overall economy will improve in 2004, or that a further decline in our industry or the economy, or economic disruption or uncertainty resulting from geopolitical events or terrorist attacks or similar events, will not have a material adverse affect on our prospects, business, financial condition or results of operations.

          We have substantial scheduled debt payments and may need to refinance some of our debt at maturity.

          As of December 31, 2003, the total principal amount of our outstanding financial debt, which consisted of short-term and long-term bank debt, three series of convertible and/or exchangeable bonds, and capitalized lease obligations, was approximately €1,335.9 million.  One of our series of convertible and/or exchangeable bonds matured and was redeemed on January 1, 2004.  Based on the bonds outstanding at April 30, 2004 from our two remaining series of convertible and/or exchangeable bonds outstanding on that date, and assuming no conversion, exchange or repurchase prior to maturity, we will be required to pay €671.8 million when the first series matures on January 1, 2006 and an additional €468 million when the second series matures on January 1, 2009.  Our cash flow from operations may not be sufficient to meet these required payments of principal and interest.  We may be required, therefore, to refinance our existing debt, the terms of which might not be as favorable as the terms of existing debt, if we are able to refinance our existing debt at all.  If principal, premium and interest payments due at maturity on any of our financial debt cannot be refinanced, extended or paid with proceeds of other capital transactions, including new equity capital, our cash flow from operations may not be sufficient in all years to repay all maturing debt.

          A continuing default under our credit facilities could result in the acceleration of payment under various of our other debts.

          At December 31, 2003 and 2002, we were not in compliance with financial ratios under two of our credit facilities, for an aggregate principal amount of €22.6 million and €33.8 million, respectively.  Although our credit facility banks have waived any default with respect to the noncompliance, if they do not grant a waiver in the future, these defaults could trigger the acceleration of payment under one or more of our credit facilities.  Such an acceleration could result in the acceleration of payment under our convertible and/or exchangeable bonds due January 1, 2009, which had an aggregate principal amount and interest of €473.6 million at December 31, 2003.  In the event of such an acceleration under our credit facilities and our convertible and/or exchangeable bonds, we may be unable to meet our obligations under those debts.

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

          We generally provide advertising and communications services to our clients in advance of our receipt of payment.  The invoices for these services are typically payable within 30 to 60 days.  In addition, we commit to media and production purchases on behalf of some of our clients.  If one or more of our clients files for bankruptcy, or becomes insolvent or otherwise is unable to pay for the services we provide, we may be unable to collect balances due to us on a timely basis or at all.  In addition, in that event, media and production companies may look to us to pay for media purchases and production work to which we committed as an agent on behalf of these clients.

          On July 21, 2002, WorldCom, Inc., one of our significant clients, now known as MCI, Inc., filed for reorganization under Chapter 11 of the United States Bankruptcy Code.  We provide both media and advertising services to MCI, Inc.  With respect to media purchases on behalf of MCI, we had outstanding pre-bankruptcy petition media receivables of approximately $26.4 million as of December 31, 2003 and in parallel, we had outstanding pre-bankruptcy petition media payables for the media space reserved on behalf of MCI of approximately $26.9 million as of December 31, 2003.  With respect to commissions and advertising production work, we had outstanding pre-bankruptcy petition receivables of approximately $10.4 million as of December 31, 2003.

          MCI emerged from U.S. Chapter 11 protection on April 20, 2004, at which time an agreement between MCI and us relating to the pre-bankruptcy amounts due to us became effective.  See “Item 8.  Financial Information — Legal Proceedings — Bankruptcy of WorldCom, Inc.” beginning on page 57.

          We may need to make further impairment charges, which could have an adverse impact on our financial condition.

          During 2002, we recorded significant goodwill impairment charges and, in 2003, we recorded additional impairment charges.  As of December 31, 2003, there was approximately €1,881.4 million of goodwill and other intangible assets on our balance sheet.  We periodically evaluate the realizability of all of our goodwill and other intangible assets.  Future events, including strategic decisions of our company, could cause us to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired.  Any resulting impairment loss would have an adverse impact on our reported earnings in the period of such charge.  Any future substantial impairment charge could adversely affect our financial condition and our operating results.

          We are facing increased competition from existing multinational advertising and communications services companies as well as new competitors in related industries, which may harm our performance.

          The advertising and communications services industry is highly competitive, and we expect it to remain so.  Our principal competitors in the advertising, direct marketing and related businesses are other large multinational advertising and communications services companies, as well as numerous smaller agencies that operate only in a small number of local markets, regions or countries.  In addition, with respect to media planning and media buying activities, we compete with divisions of other large multinational advertising and communications services companies as well as specialized media buying and planning companies.  We also encounter competition from some consulting firms that have developed practices in marketing and communications.  New competitors also include smaller companies such as systems integrators, database marketing and modeling companies and telemarketers, which offer technological solutions to marketing and communications issues faced by clients.  As a result of the increasingly competitive environment, we may lose clients and potential clients to our competitors, which would negatively affect our growth and harm our business.

          We have lost client accounts in the past and may continue to lose accounts in the future as a result of clients periodically conducting competitive reviews of their accounts, which may cause our revenues to decline and our business to suffer.

          In the advertising and communications services industry, some clients require agencies to compete for business periodically.  We have lost client accounts in the past as a result of such periodic open competitions.  To the extent that our existing clients continue to require us to participate in open competitions to maintain accounts, it increases the risk of losing those accounts, which losses may harm our business and reduce our revenues.

          If we fail to attract and retain qualified key creative, research, media and account personnel, our operating results may suffer.

          Our success depends significantly on the skills of our creative, research, media and account personnel and their relationships with our clients.  These employees may resign from their positions at any time.  Many of these employees may be difficult to replace.  If we lose one or more key personnel, we may not be able to find suitable replacements and we may lose important clients, which may negatively affect our ability to sustain and grow our business.  In addition, since demand among advertising and communications services companies for qualified personnel is very high, to retain our personnel we may have to increase the salaries, bonuses, fringe benefits and other compensation we offer to them, which may negatively affect our operating results.

          If we lose the services of one or more key management personnel, our ability to manage and coordinate our diverse group of businesses may suffer, which could harm our performance.

          We depend on the services of our senior management team to manage and coordinate the global activities of our three principal operating divisions and to implement our business strategies.  The services provided by our senior management team are critical to our success, and the members of our senior management team may be difficult to replace.  The members of our senior management team may resign from their positions at any time.  Loss of the services of one or more members of our senior management team could seriously disrupt our ability to manage and coordinate effectively the global activities of our three principal operating divisions and to implement our business strategies, and may adversely affect our ability to retain key clients.

          An important component of our business strategy has been external growth through acquisitions, which involves numerous risks and could result in shareholder dilution.

          We acquired more than 40 companies in 1999, more than 35 companies in 2000 and more than 20 companies in 2001.  Although the pace of our acquisitions slowed substantially in 2001 though 2003, we intend to continue to pursue acquisitions in the future to enhance our capabilities and expand our geographic reach.  Acquisitions involve a number of risks, including:

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

          Failure to overcome these risks or other problems encountered in any of our acquisitions could negatively impact our growth or lower the quality of our services, which could reduce customer demand and harm our revenues and operating results.

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

          We record the revenues and expenses of our local operations in their home currencies and translate these amounts into euro.  As a result, fluctuations in foreign currency exchange rates in markets where we derive significant revenues or have significant operations may adversely affect our revenues, expenses and results of operations as well as the value of our assets and liabilities as reported in euro.  Fluctuations may also adversely affect the comparability of period-to-period results.  For example, the value of the U.S. dollar declined in relation to the euro during 2003 and 2002 and at December 31, 2003 and 2002 was approximately 16.8% and 15.1% lower than its value to the euro at the beginning of 2003 and 2002, respectively.  Since each U.S. dollar converted to fewer euro, our revenue expressed in euro has correspondingly been lower during this period.  In addition, the currencies of many Latin American countries, including Argentina, Brazil and Mexico in particular, have experienced substantial devaluation and volatility in the past.

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

          We derived approximately 8% of our revenues in 2003 from Latin American and Asia-Pacific markets, and the portion of our revenues from these markets may increase in the future.  Both Latin America and the Asia-Pacific region have experienced periods of political and economic instability, historically as well as recently, and experience has shown that negative economic or political developments in one country in a region can lead to or exacerbate economic or political crises elsewhere in the region, and at times, the global economy.  If these conditions were to re-occur, our business could be adversely affected.

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

          French law requires any person who acquires more than 5%, 10%, 20%, one-third, one-half or two-thirds of our outstanding shares or voting rights to file a report with us within five trading days of crossing the threshold percentage.  Any person acquiring more than 10% or 20% of our share capital or voting rights must include in the report a statement of the person’s intentions relating to future acquisitions or participation in the management of our company for the following 12-month period.  If any shareholder fails to comply with this notification requirement under French law, the shares or voting rights in excess of the relevant notification threshold will be deprived of voting power for up to two years on the demand of any interested party who has suffered a loss.  In addition, all or part of the shareholder’s voting rights may be suspended for up to five years by the French commercial court, and the shareholder may be subject to a fine at the request of our chairman, any of our shareholders or the French Autorité des Marchés Financiers, which we refer to as the AMF.

          Under our bylaws, which we refer to in France as our statuts, any person who becomes a direct or indirect holder of at least 2%, or any multiple of 2%, of our outstanding shares or voting rights must provide written notice to our company of the crossing of such threshold.  French law requires such notice to be provided within five trading days after such threshold is crossed.  At the request of any one or more of our shareholders owning at least 5% of our share capital, any shareholder that fails to provide this required notice may be deprived of the voting rights for all shares in excess of the relevant notification threshold for up to two years and be subject to a fine.

          These requirements and the consequences of any failure to abide by them could have the effect of discouraging or preventing a change in control of our company.

          Regulatory restrictions in various countries in which we operate restrict specific types of services we offer to clients, which may harm our revenue and operating results.

          Our agencies are located in numerous countries with different levels of governmental regulation relating to the advertising and communications services industry, including laws or regulations that:

•	prohibit various practices in our industry;

•	restrict the media, content, form or duration of advertising;

•	restrict the collection, use and disclosure of personal information;

•	assess fees, taxes or tariffs on advertisements;

•	allow individuals or classes of individuals to bring legal action against companies for allegedly violating laws and regulations; or

•	otherwise harm our business, financial condition and operating results.

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

          As another example, laws and regulations in the European Union, the United States and a number of U.S. states limit the collection, use and disclosure of personal information, including personal information regarding Internet users, students, minors and personal health matters.  Due to our significant marketing services business, which relies on the collection and use of personal information, these laws and regulations, and any future laws and regulations, may substantially harm our operations or significantly reduce our revenues from marketing services.  A purported class action lawsuit was filed against one of our subsidiaries, American Student List LLC, in the United States District Court for the Middle District of Florida on February 18, 2004. The lawsuit alleges that American Student List obtained, disclosed and used information from the Florida Department of Highway Safety and Motor Vehicles in alleged violation of the U.S. Drivers’ Privacy Protection Act.  The named plaintiff seeks to represent a class of 876,665 individuals whose personal information from the Florida Department of Highway Safety and Motor Vehicles records was obtained, disclosed or used for allegedly impermissible uses by American Student List without the express consent of the individual.  The lawsuit seeks certification as a class action, liquidated damages in the amount of $2,500 per alleged violation of the Act, as well as punitive damages, attorneys’ fees and costs, and injunctive and other relief.  Although American Student List intends to defend itself vigorously against this lawsuit, the ultimate resolution of this lawsuit cannot presently be determined.  An unfavorable outcome could have a material adverse effect on our business, financial condition or results of operations.

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

ITEM 4.  INFORMATION ON THE COMPANY

Overview

          We are a global advertising and communications services company.  With our headquarters located in Paris, two operating divisions headquartered in the United States and the third headquartered in Spain, we believe that we bring a multicultural approach to our business that distinguishes us from other major advertising and communication services companies.  Through our three operating divisions, we offer a broad range of communications services, including integrated communications, traditional advertising, direct marketing, media planning and buying, corporate communications, internal communications, sales promotion, design, television sponsorship, human resources, multimedia interactive communications and public relations.  We have operations in 88 countries through our agencies located in 45 countries throughout Europe, North America, the Asia-Pacific region and Latin America, as well as contractual affiliations with agencies in 43 additional countries.

          We conduct our business primarily through the following three principal operating divisions:

          Euro RSCG Worldwide. From its divisional headquarters in New York, Euro RSCG Worldwide manages our principal international brand—Euro RSCG Worldwide—and operates our global network of agencies in Europe, North America, Latin America and the Asia-Pacific region.  Through this network, Euro RSCG Worldwide offers integrated communications services encompassing a broad range of advertising and communications services.

          Media Planning Group. With its divisional headquarters in Barcelona, Media Planning Group provides media planning and buying services to its clients and operates primarily in Europe, North America, Latin America and the Asia-Pacific region.

          Arnold Worldwide Partners.  Arnold Worldwide Partners has its divisional headquarters in Boston and offers primarily traditional advertising services to clients through agencies located in the United States, Europe, Canada, Australia and China.  Arnold Worldwide Partners emphasizes creativity in advertising and marketing techniques and seeks to establish a strong local identity in the markets it serves.

          Although our company is organized into three principal operating divisions, we conduct our operations primarily through the following significant subsidiaries:

Name	Country of Formation	Our Ownership and Voting Interest

Havas International S.A.	France	100%
Snyder Communications, Inc.	U.S.	100%
Euro RSCG Worldwide, Inc.	U.S.	100%
Havas UK Ltd.	U.K.	100%

          The following chart depicts the organizational structure of our principal subsidiaries and agency groups, organized by country of operation:

          Our total revenues were €1,525.1 million, €1,811.2 million and €1,955.5 million for 2003, 2002 and 2001, respectively, adjusted to exclude the impact of discontinued operations.

          The table below sets forth a breakdown of our revenues by geographic region, expressed as a percentage of our total revenues for 2003, 2002 and 2001.

Percentage of Revenue by Geographic Region

Geographic Region(1)(2)	2003	2002	2001

North America	42%	44%	46%
Europe (excluding France)	33%	32%	28%
France	17%	16%	17%
Asia Pacific	4%	4%	4%
Latin America	4%	4%	5%

(1)	Revenues are allocated to the country or region of the subsidiary realizing the revenues.

(2)

Because our revenues from the Middle East and Africa represent less than 1% of our total revenues, our geographic breakdown of revenues currently includes, and historically has included, revenues in the western part of the Middle East and in Africa with those of Europe, and revenues in the eastern part of the Middle East with those of the Asia-Pacific region.

          We operate in a single category of activity, advertising and communications services.  Although we historically presented a breakdown of our revenues into two categories of services (media & marketing and traditional advertising), we believe that this breakdown does not accurately reflect our current organizational structure or our management’s current view of our business.  We have developed our organizational structure over the past few years to offer our clients integrated communications offerings that encompass all of our advertising and communications services.

History and development of our business

          Our company is a société anonyme, a form of corporation organized under the French Commercial Code.  Our registered office is located at 2 allée de Longchamp, 92281 Suresnes Cedex, France, and the telephone number of our office is +33-1-58-47-90-00. Under our bylaws, our corporate existence terminates on July 15, 2050 unless extended by the approval of our shareholders at a meeting of shareholders.

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

          At the time of our original incorporation, our business activity was concentrated in France and was focused on traditional advertising and media buying services.  Since the mid-1970s, we have expanded our business significantly, both geographically and in the breadth of services that we offer.  Our expansion has been achieved through internal growth and the selective acquisition of complementary agencies.  Over the last twelve years, the portion of our total revenues derived outside of France has increased from approximately 52% in 1992 to 83% in 2003.

          Over the past twelve years, we have made a number of significant changes to our organization that we believe have substantially expanded our geographic reach, the scope of our services, and our positioning in an increasingly global market.  These changes have included the following:

•

In 1992, we acquired the RSCG Group, then a major French advertising group, and merged its “RSCG” network into our own “Eurocom” network to create Euro RSCG Worldwide.  We chose to merge these two networks to create a single organization with an expanded global reach and an enhanced offering of services.  The combination created what we consider to be a world class network capable of accommodating our clients in their local, regional and international businesses.

•

In 1997, we moved the divisional headquarters of Euro RSCG Worldwide from Paris to New York. This has allowed us to move closer to U.S. advertisers and to the U.S. advertising market, which Zenith Optimedia recently estimated to account for 44.4% of worldwide advertising expenditures in 2003.  In addition, we believe our introduction of worldwide branding and a global network linking all members of Euro RSCG Worldwide has raised the level of cooperation among the agencies comprising the Euro RSCG Worldwide network and provided us with greater capabilities in servicing global clients.

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

          The total consideration paid in connection with these acquisitions, including acquisition costs, was €2,360.2 million in 2000, €635.8 million in 2001, €22.0 million in 2002, €11.5 million in 2003, and €7.6 million in 2004, through April 30, 2004.

          Over the past three years, we have disposed of a number of companies, some of which we acquired in the Snyder Communications acquisition.  We determined that these companies were engaged primarily in activities outside of our core areas of competence, were not strategic investments, did not meet our financial performance criteria or otherwise did not fit into our organization.  We disposed of 11 companies in 2001 for a total of €7.0 million, six companies in 2002 for a total of €2.8 million, two companies in 2003 for a total of €8.4 million, and five companies in 2004, through April 30, 2004, for a total of €37.8 million, in each case net of disposal costs.  As part of our strategic reorganization announced in the third quarter of 2003, we targeted for sale 16 additional companies that we determined are engaged primarily in activities outside of our core areas of competence, are not strategic investments or otherwise do not fit into our new organization.  See “—Strategic reorganization” below.

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

•

Focus on attracting and serving new clients, particularly multinational clients, through an emphasis on coordinating the worldwide efforts of our constituent advertising, media planning and buying, interactive, corporate communications and marketing services agencies;

•

Expand and consolidate our positions in various markets, including through targeted acquisitions or strategic alliances to take advantage of opportunities to increase the geographic scope and service offerings of our existing networks;

•	Maintain a multicultural approach to our business to better respond to client needs and to attract and retain key personnel; and

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

•

Sales promotion.  Sales promotion services consist of designing communications that aim to induce consumer purchasing, promote consumer loyalty, increase consumer interest in a product or react to competitive pressures.

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

Strategic reorganization

          In the fourth quarter of 2003, we completed a strategic reorganization of our business operations.  Our management believes that the strategic reorganization will significantly improve our financial performance following the prolonged downturn in the global economy, and in the advertising and communications services industry in particular, and will reinforce and improve our performance in:

•	Delivering high quality integrated communications services to our clients;

•	Developing new business globally, regionally and locally; and

•	Retaining and attracting qualified creative, research, media and account talent.

          At the time that the strategic reorganization was announced in the third quarter of 2003, our business was organized into three operating divisions and a number of specialized agencies that reported directly to our Paris headquarters.  By the end of 2003, a new organization was in place based on two global networks, Euro RSCG Worldwide and Media Planning Group, and a creative force in key strategic countries, Arnold Worldwide Partners.  As a result of the strategic reorganization:

•

All of our specialized agencies have been either integrated into Euro RSCG Worldwide or Media Planning Group or, where we determined that they are engaged primarily in activities outside of our core areas of competence, are not strategic investments, do not meet our financial performance criteria or otherwise do not fit into our new organization, they have been sold, closed or targeted for sale or cessation of operations.

•

A small number of companies within Euro RSCG Worldwide and Arnold Worldwide Partners that we determined are engaged primarily in activities outside of our core areas of competence, are not strategic investments or otherwise do not fit into our new organization have been sold, closed or targeted for sale or cessation of operations.

•

Almost all of the marketing services agencies that were previously part of Arnold Worldwide Partners have been integrated into Euro RSCG Worldwide.  Arnold Worldwide Partners is now refocused on offering highly creative, integrated, idea-driven communication solutions on a local basis in the countries in which it operates.

          The companies that we targeted for sale or cessation of operations in the strategic reorganization had aggregate revenues in 2003 of approximately €200.9 million, and a pre-tax loss from operations in 2003 of approximately  €29.1 million.   We cannot assure you that any of the uncompleted dispositions will be completed as expected or at all.

          For more information on our strategic reorganization, please see “Item 5. Operating and Financial Review and Prospects—Overview—Strategic Reorganization and Restructuring Plan” on page 22.

Organization into three operating divisions

          As a result of our strategic reorganization, our business is now organized into three operating divisions. Set forth below is a summary of each of these three operating divisions.

          Euro RSCG Worldwide

          Our Euro RSCG Worldwide division was founded in 1992 and is our largest operating division and our principal international brand. Since its formation, the division has progressively expanded into an international network of agencies.  This has been accomplished primarily through acquisitions of independent local agencies around the world.  As of March 31, 2004, Euro RSCG Worldwide had operations in 77 countries through agencies located in 45 countries throughout Europe, North America, Latin America and the Asia-Pacific region, as well as contractual affiliations with agencies in 32 additional countries.

          Euro RSCG Worldwide offers a broad range of advertising and communications services organized as integrated communications services that combine traditional advertising and marketing services to support major international clients through its international network of agencies.  These services include: integrated communications, traditional advertising, direct marketing, corporate communications, internal communications, sales promotion, design, multimedia interactive communications and public relations.

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

          In 2002, Euro RSCG Worldwide began an internal reorganization designed to provide a more integrated multi-disciplinary offering of services to its clients, which it calls the “Power of One.” The Power of One brings together agencies in different disciplines in the same geographic region into one business unit with one set of objectives and management incentives linked to those objectives.  By the end of 2003, Power of One integrated business units had been implemented in the United States, France, the United Kingdom, Spain, The Netherlands, as well as in Euro RSCG Life, Euro RSCG Worldwide’s healthcare marketing unit.

          Euro RSCG Worldwide believes that this new integrated organization will be a positive factor in attracting new business and developing business from existing clients.

          Media Planning Group

          In recent years, the media services industry has been affected by the increasing segmentation of the media and audiences, the increasing importance of high technology and the increasingly global needs of clients. In response to these changes, we decided to reorganize our media operations as a separate, autonomous operating company, with the size, geographic reach, expertise and dedicated management we believe is required to succeed in the industry’s new environment.  Accordingly, we combined our then existing media planning business with Media Planning, S.A., a private Spanish-based media specialist, in October 1999.  We initially acquired a 45% equity interest in Media Planning, S.A., which then changed its name to Media Planning Group S.A.  In May 2001, we acquired the remaining 55% of Media Planning Group.

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

          In addition, Media Planning Group also includes Havas Sports, an agency created in June 1999 to offer sports marketing services to sports institutions, federations, clubs, broadcasters and advertisers.

          Media Planning Group, which is headquartered in Barcelona, currently operates in 51 countries through agencies in 20 countries throughout Europe, North America, Latin America and the Asia-Pacific region, as well as contractual affiliations with agencies in 31 additional countries.

          In the media services industry, we believe larger media services firms can often leverage their size by obtaining more favorable terms for media purchases for their clients and are also better able to analyze for their clients the effects of their planning and purchasing of media due to their greater resources.  As a result of these considerations, Media Planning Group currently intends to continue its growth by consolidating its positions in Europe, Latin America and North America, and by expanding into new markets in the Asia-Pacific region, primarily through strategic alliances with, or acquisitions of, local media planning and buying companies, with the objective of being able to match Euro RSCG Worldwide’s global coverage by the end of 2005.

          Arnold Worldwide Partners

          Following our acquisition of Snyder Communications in 2000, we combined Snyder Communications’ Arnold Communications advertising agency with our then existing “Campus” network and moved the headquarters of the operating division from Paris to Boston to create “Arnold Worldwide Partners.”  Arnold Worldwide Partners consists of a small number of agencies in the United States, Europe, Canada, Australia and China. These agencies, located in seven countries, primarily focus on traditional advertising services, emphasize creativity in advertising and marketing techniques and seek to establish a strong local identity in the markets they serve.  We believe that Arnold Worldwide Partners agencies provide high quality creative work. In 2003, Arnold Worldwide Partners’ lead agency in Boston was ranked as the second most awarded advertising agency in the U.S. by Creative Magazine, and as the fourth most awarded advertising agency in the world by the Gunn Report, for the number of prizes and awards its work received in 2003.

Seasonality

          Our business is subject to seasonal effects and we have generally experienced the greatest level of business in the fourth quarter of each year and, to a lesser extent, the second quarter of each year.

Competition

          The advertising and communications services industry is highly competitive, and we expect it to remain so.  At the holding company level, our principal competitors are other large multinational advertising and communications services companies, including WPP Group, The Interpublic Group of Companies, Omnicom Group, Publicis Groupe, Dentsu, and Grey Global Group.  The actual competition for clients, however, generally takes place at the agency level.  Our principal agency networks in the advertising industry are Euro RSCG Worldwide and Arnold Worldwide Partners, which compete with other similar multinational agencies and networks of agencies, including McCann-Erickson Worldwide, BBDO Worldwide, J. Walter Thompson Company, Grey Worldwide, DDB Worldwide Communications, Young & Rubicam, Ogilvy & Mather Worldwide, Leo Burnett Worldwide and Publicis Worldwide, as well as numerous smaller agencies that operate only in a small number of local markets, regions or countries.  In addition, for media planning and buying clients, we compete with divisions of other large multinational advertising and communications groups, as well as specialized media buying and planning companies.

          We compete with these other companies and agencies to maintain existing client relationships and to obtain new clients and assignments.  In addition, some clients require agencies to compete for business periodically.  We believe that we compete principally on the basis of the following factors:

•	quality and breadth of services;

•	geographic coverage and diversity;

•	creative reputation;

•	knowledge of media;

•	experience and expertise in interactive services;

•	relationships with clients; and

•	size and financial resources.

          We also encounter competition from some consulting firms that have developed practices in advertising and communications services.  New competitors also include smaller companies such as systems integrators, database marketing and modeling companies and telemarketers, which offer technological solutions to advertising and communications issues faced by clients.  In addition, the trend among multinational companies towards consolidation of global accounts also has required us and other companies seeking to compete effectively in the international advertising and communications services industry to make significant investments.  These investments include additional offices and personnel around the world, through acquisitions or otherwise, and new and improved technology for linking these offices and people.

Intellectual property

          In May of 2002, we purchased all rights held by Vivendi Universal Publishing to the “Havas” trademark, except for specified derivative names of Havas, including “Havas Voyages,” for €4.6 million.  Before that time, we licensed the use of the name “Havas Advertising” from Vivendi under annual license agreements.  The name “Havas” is registered, or is in the process of being registered, in 95 countries and the European Union.

          We also have trademark protections for each of our three divisional names.  Our “Euro RSCG Worldwide” name is a registered trademark owned by us and is registered, or is in the process of being registered, in 107 countries. Our “Arnold Worldwide” name is a registered trademark owned by us and registered in the U.S.  Our “Arnold Worldwide Partners” name is a registered trademark owned by us and is registered, or is in the process of being registered, in four countries and the European Union.  Our “Media Planning Group” name is a registered trademark owned by us and is registered, or is in the process of being registered, in 38 countries and the European Union.

Government regulation

          Our agencies are located in numerous countries with different levels of governmental regulation relating to the advertising and communications services industry, including laws or regulations that:

•	prohibit various practices in our industry;

•	restrict the media, content, form or duration of advertising;

•	restrict the collection, use and disclosure of personal information;

•	assess fees, taxes or tariffs on advertisements;

•	allow individuals to bring legal action against companies for allegedly violating laws and regulations; or

•	otherwise harm our business, financial condition and operating results.

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

          As another example, laws and regulations in the European Union, the United States and a number of U.S. states limit the collection, use and disclosure of personal information, including personal information regarding Internet users, students, minors and personal health matters.  Due to our significant marketing services business, which relies on the collection and use of personal information, these laws and regulations, and any future laws and regulations, may substantially harm our operations or significantly reduce our revenues from marketing services.  A purported class action lawsuit was filed against one of our subsidiaries, American Student List LLC, in the United States District Court for the Middle District of Florida on February 18, 2004. The lawsuit alleges that American Student List obtained, disclosed and used information from the Florida Department of Highway Safety and Motor Vehicles in alleged violation of the U.S. Drivers’ Privacy Protection Act.  The named plaintiff seeks to represent a class of 876,665 individuals whose personal information from the Florida Department of Highway Safety and Motor Vehicles was obtained, disclosed or used for allegedly impermissible uses by American Student List without the express consent of the individual.  The lawsuit seeks certification as a class action, liquidated damages in the amount of $2,500 per alleged violation of the Act, as well as punitive damages, attorneys’ fees and costs, and injunctive and other relief.  Although American Student List intends to defend itself vigorously against this lawsuit, its ultimate resolution cannot presently be determined.  An unfavorable outcome could have a material adverse effect on our business, financial condition or results of operations.

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

          Our Arnold Worldwide division headquarters are located in Boston, Massachusetts, where the division and various of its agencies occupy approximately 178,000 square feet.  The lease expires on August 31, 2014.

          Our Euro RSCG Worldwide division headquarters are located in New York, New York, where the division and various of our agencies occupy approximately 137,900 square feet. The lessee under the lease is one of our wholly owned subsidiaries and our company has guaranteed this subsidiary’s obligations under the lease. The lease expires on December 31, 2007.

          Our Media Planning Group division headquarters are located in Barcelona, Spain, where the division and various of our agencies occupy approximately 18,740 square feet.  Of this space, the division owns approximately 2,350 square feet and leases approximately 16,389 square feet.  The lease expires on October 23, 2005.  Upon expiration of the lease, the division has a right to purchase this space for nominal consideration.

          In addition to these leases, we have entered into leases for our principal offices located in the United States, the United Kingdom and France. In the United States, we lease office space in over 30 cities. The leases for our U.S. offices expire on various dates ranging from May 2004 to December 2015. In the United Kingdom, we lease office space in over 15 cities.  Our U.K. leases expire on various dates ranging from June 2004 through December 2018.  In France, we lease office space in over 15 cities.  Our French leases expire on various dates ranging from August 2004 to January 2011.

          We believe that all of our facilities are suitable for their use, and that we generally have sufficient space for our existing needs and expected near-term growth.

Marketing channels

          We market our services, including our integrated communications services, primarily by evaluating the advertising and communications needs of our clients and prospective clients and by demonstrating to our clients and prospective clients how we propose to meet those needs.  Our development of strong brands and a global reputation are key elements of our marketing strategy.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          The following discussion of our results of operations and financial condition should be read together with our consolidated financial statements and the accompanying notes included elsewhere in this annual report.  When comparing performance between years, we sometimes discuss non-GAAP financial measures such as organic revenue growth.  The nature of these amounts is described more fully in “—Results of Operations” below.

OVERVIEW

          We are a holding company.  We conduct our business primarily through our three operating divisions, Euro RSCG Worldwide, Media Planning Group and Arnold Worldwide Partners.  Through these operating divisions, we offer a broad range of advertising and communications services, including integrated communications, traditional advertising, direct marketing, media planning and buying, corporate communications, internal communications, sales promotion, design, television sponsorship, human resources, multimedia interactive communications and public relations.  We have operations in 88 countries through our agencies located in 45 countries throughout Europe, North America, the Asia-Pacific region and Latin America, as well as contractual affiliations with agencies in 43 additional countries.  We provide these services to a wide variety of clients, and are not significantly dependent on any single client or industry group.  We operate in one reportable business segment, advertising and communications services.

          During 2003, we continued to experience difficult economic and industry conditions.  As a result, our revenue for 2003 declined by 15.8%, 6.4% on a constant currency basis, and 5.7% on an organic basis, compared with 2002.  In response to these difficult conditions, we implemented a financial restructuring and a strategic reorganization plan to significantly reduce our cost structure.

          Our operating margin before goodwill impairment and restructuring charges was negatively impacted by poor revenue forecasting at Euro RSCG, which late in the year turned out to be over-optimistic.  Our revenues were therefore lower than anticipated, resulting in a cost structure that was too high.  In response, we increased our initially planned headcount reduction under our worldwide restructuring plan to better align our cost structure to our revenues and we changed our budgeting and internal financial reporting procedures.  Margins were also weakened by the underperformance of 50 companies that we identified as impeding our revenue and earnings growth.  These companies, mainly located in the United Kingdom, the United States and Northern Europe, were determined to be under-performing due to poor management or inappropriate market positioning or strategies.  As part of our strategic reorganization, these companies have either been restructured with changes in management, closed, sold or have been targeted for sale.

          When we discuss amounts on a constant currency basis, the prior period results are adjusted to remove the impact of changes in foreign currency exchange rates during the current period that is being compared to the prior period.  The impact of changes in foreign currency exchange rates on prior period results is removed by converting the prior period results into euro at the average exchange rate for the current period.  Our management believes that discussing results on a constant currency basis allows for a more meaningful comparison of current-period results to such prior-period results.

          We derive organic revenue change for a specified period by adjusting reported revenue for the prior period by:

•	excluding the impact of foreign currency effects over the course of the period to provide revenues on a constant currency basis, as described in the preceding paragraph;

•

excluding the impact of acquisitions, sales and closures that were completed after the first day of the prior period by adding the pre-acquisition revenues of acquired businesses to, and subtracting the pre-sale or pre-closure revenues of sold or closed businesses from, the prior period revenues; and

•	comparing the resulting adjusted prior period revenue to the reported revenue for the specified period.

          Our management believes that discussing organic revenue, excluding the effects of the above factors, provides a better understanding of our revenue performance and trends than reported revenue because it allows for more meaningful comparisons of current-period revenue of our ongoing operations to that of prior periods.  Our management also believes that organic revenue determined on a generally comparable basis is a common measure of performance in the businesses in which we operate.

          Significant events for us during 2003 included:

          Economic and industry conditions

          2003 was a very difficult and disappointing year for us and for much of the communications sector as a whole.  In 2003, the global economy remained depressed, with the war in Iraq and the SARS epidemic adding to the climate of uncertainty and tension.  Market conditions continued to deteriorate in the first half of 2003, particularly in the United States and Europe, following their dramatic decline in 2001 and additional decline in 2002.  Many of our clients continued to scale down their advertising budgets, while also maintaining strong pressure on fee and commission rates in reaction to economic weakness and uncertainty. Many of our clients in the United States and the United Kingdom also called a temporary halt to their spending on marketing services.  Some of our clients re-negotiated their contracts with us, which resulted in lower fees and commissions for our services.  We also experienced client losses that negatively impacted our revenue and profitability in the United States.  Although advertising spending increased in the second half of the year in the United States, Latin America and Asia, this was not sufficient to offset the slowdown in the European market, the sharply lower revenue generated from most marketing services businesses, and the impact of client losses in the United States.  The effects of this difficult environment had an adverse impact on our revenue and profitability in 2003.

          Strategic Reorganization and Restructuring Plan

          In the fourth quarter of 2003, we completed the strategic reorganization of our business operations that we announced in September 2003.  We initiated the strategic reorganization to strengthen our integrated communications capability, to simplify our organizational structure, and to promote greater synergies among our agencies by refocusing our activities around our two global networks, Euro RSCG Worldwide and Media Planning Group, and our creativity-focused division, Arnold Worldwide Partners.  Our management believes that the strategic reorganization will improve our financial performance, and will reinforce and improve our performance in delivering high quality services to our clients, developing new business globally, regionally and locally, and retaining and attracting qualified creative, research, media and account talent.

          As part of our strategic reorganization, we targeted for sale or cessation of operations a number of companies that are not engaged primarily in activities within our core areas of competence, are not strategic investments, did not meet our financial performance criteria or otherwise do not fit into our new organization.  These companies had aggregate revenues in 2003 of approximately €200.9 million, of which €146.2 million is reflected in discontinued operations, and a pre-tax loss from operations of €29.1 million for 2003.  As of the end of 2003, eight companies had been closed and one company had been sold.  In the first four months of 2004, another five companies have been sold.  We cannot assure you that any of these companies that we have not sold to date will be sold on expected terms or at all.

          During the third and fourth quarters of 2003, we also implemented a restructuring plan, primarily in the United States and the United Kingdom, to reduce costs.  For 2003, we recorded approximately €92.4 million in pre-tax restructuring and other charges relating to this worldwide restructuring, including €37.8 million to restructure our real estate lease obligations and €39.4 million to reduce our headcount by approximately 1,150.  This headcount reduction reflects an increase in our initially planned reduction in headcount undertaken at the end of 2003 to better align our cost structure to our revenues in response to lower than expected revenues at Euro RSCG Worldwide.  These personnel positions were eliminated or identified for elimination by December 31, 2003, and the remaining reserve balance of approximately €25.5 million reflects costs relating to severance and other termination benefits to be settled in 2004.

          This reorganization will also affect our 2004 consolidated statements of operations.  As of December 31, 2003, reserves associated with our 2003 restructuring program were €59.7 million.  Of this amount the remaining balance in occupancy and facilities-related reserves of €31.8 million at December 31, 2003 relates to non-cancelable lease commitments in excess of estimated sublease income for abandoned facilities that will be paid out over the remaining lease periods.  The completion of the plan will result in the abandonment and closure of additional offices in Great Britain and North America and the termination of various remaining lease obligations and associated termination costs.  As a result of our strategic reorganization and worldwide restructuring undertaken in 2003, we estimate that we lowered our cost structure for 2004 by €126 million compared with 2003, consisting of €70 million from ongoing businesses and €56 million from businesses targeted for sale or cessation of operations.

Re-Purchase of Redemption Option in Our Convertible and/or Exchangeable Bonds Due on January 1, 2009

          On December 1, 2003, the holders of our convertible and/or exchangeable 4% bonds, maturing on January 1, 2009, accepted our offer of a cash payment of €1.20 per bond, payable in cash in a single installment on January 1, 2004, in exchange for a waiver of their option to cause us to redeem the bonds at par value plus accrued interest on January 1, 2006.  Our total payment amounted to approximately €51.1 million, which is reflected in full in our financial statements for 2003.  As a result of this transaction, the maturity date of this €450 million series of bonds is postponed with certainty until January 1, 2009.  We believe that this transaction significantly improved our financial flexibility by reducing our refinancing needs in 2006.

          Discontinued Operations

          Our discontinued operations had a pre-tax loss from operations of €29.1 million for 2003 in the aggregate and we recorded an aggregate loss on disposal of €75.9 million in 2003 relating to companies we targeted for sale or cessation of operations in our strategic reorganization and worldwide restructuring program.

          Management Changes

          In September 2003, Jim Heekin was appointed as President and Chief Operating Officer of Euro RSCG Worldwide.  Before joining Euro RSCG Worldwide, Mr. Heekin was Chairman and Chief Executive Officer of McCann-Erickson WorldGroup, part of The Interpublic Group of Companies, Inc., since March 2000, after serving as Chairman and Chief Executive Officer of McCann-Erickson Worldwide from January 2000 to March 2000.  In January 2004, Jim Heekin was appointed as Chairman and Chief Executive Officer of Euro RSCG Worldwide.  He replaced Bob Schmetterer, who retired as of December 31, 2003 after 33 years in the industry.

          As part of our reorganization, we have made various other appointments and changes to our management within our operating divisions.  Our reorganization was designed to simplify our management, while refocusing it on certain specific responsibilities, including, among others, finance, talent management, client development, innovation, creativity and efficiency and productivity.

OUTLOOK

          Our results of operations are dependent upon:

•	maintaining and growing our revenue;

•	retaining existing clients and gaining new clients;

•	overall economic and industry conditions;

•	continuously aligning our costs to our revenue; and

•	retaining and attracting key personnel.

For a discussion of these and other factors that could affect our results of operations and financial conditions, see “Forward-Looking Statements” and “Item 3. Key Information—Risk Factors”.

          As discussed above, 2003 was a difficult year for us, reflecting continued weak demand for advertising and communications services in many of our markets.  However, we noted a positive trend in our revenues toward the end of 2003 and in the first quarter of 2004.

          For 2004, industry forecasters predict that advertising and marketing services spending will increase by 3.2% in eight of the world’s largest advertising markets: the U.S., Canada, France, Germany, Italy, Spain, the U.K. and Japan.  (Source: Zenith Optimedia). Although we cannot assure you that this forecast ultimately will prove to be accurate, our management believes that conditions for the industry as a whole in 2004 should improve compared with 2003.  We believe that a recovery in the industry will be led by the U.S. and the Asia-Pacific region, with Europe and Latin America lagging behind.  In addition, we expect the Olympic games and a presidential election campaign in the U.S. to help boost advertising and marketing spending in 2004.

          Our performance in 2003 has lagged that of the industry and may continue to do so in the future.  As discussed above, we have responded to our recent disappointing performance by completing our strategic reorganization and undertaking our global restructuring.

          We believe that a number of industry trends have had and will continue to have a fundamental impact on our business and prospects.  These trends include:

•

Continued client demand for integrated communications services, which consists of coordinating traditional advertising services with marketing, interactive, corporate communications and other communications services.  In response to this trend, we reorganized Euro RSCG beginning in 2002 by bringing together agencies in different disciplines, such as advertising, marketing services, interactive and corporate communications, in the same geographic region, into one “Power of One” functional business unit having one set of objectives and management incentives;

•

Globalization of many industries and the resulting globalization of the advertising and communications services industry and polarization of our industry into a relatively small number of global networks and a large number of smaller local and regional agencies.  We have pursued, and continue to pursue, a strategy of expanding and consolidating our positions in various markets, including through targeted acquisitions or strategic alliances to take advantage of opportunities to increase the geographic scope and service offerings of our existing networks in response to this trend;

•

Continued fragmentation of media audiences and proliferation of media channels, increasing the opportunities to reach consumers, but also increasing the complexity of doing so. As a result of this trend, we continue to invest in market research and efficiency measurement tools and techniques, primarily through Media Planning Group;

•

Growth of marketing services, as the rapid development of new communications technologies has enabled advertisers to reach their intended audiences using means that are more targeted than traditional mass marketing. In response to this trend, we expanded our marketing services capabilities over the past several years primarily through acquisitions, including the acquisition of Snyder Communications in 2000;

•

Continued evolution of the Internet, interactive television and other emerging media as a new market for advertising and communications services. In response to this trend, we have expanded our multimedia interactive communications services over the past several years, including through acquisitions, such as the acquisition in 2001 of the Snyder Communications interactive professional services business, Circle.com;

•

Evolution of media planning and buying from an ancillary service within traditional advertising agencies into a specialized autonomous service. In response to this trend, we created a separate division, Media Planning Group, in 1999 to handle our media planning and buying activities. We believe that operating these activities as separate entities rather than as departments within our agencies is the most effective structure to capitalize on growth opportunities in the media business;

•

Pressure on fees, particularly as client procurement departments, as opposed to marketing departments, are increasingly involved in negotiating pricing.  To counteract this trend, we have sought to increase revenues by expanding the geographic markets in which we represent, and the categories of services we provide to, our clients, to continually adapt our costs to the fees negotiated with our clients, and to attempt to negotiate fees that include incentives based on the effectiveness of our advertising and marketing campaigns; and

•

Increasing demands by major international clients for exclusivity in their relationships with advertising and communications services groups, calling into question the traditional advertising holding company structure made up of multiple independent international networks representing clients with competing products and services within the same group.  As a result of this trend, we have decided to make Euro RSCG our unique global advertising agency network, with Arnold Worldwide Partners concentrating its efforts on developing a strong creative presence in local markets in a smaller number of countries.

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

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

          Our financial statements contained in this report have been prepared in accordance with U.S. generally accepted accounting principles, which we refer to as U.S. GAAP.  The preparation of these financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities.  Our significant accounting polices are described in the notes to the financial statements.  We believe that, of our significant accounting policies, the following may involve a higher degree of judgment or complexity:

•	revenue recognition;

•	allowances for doubtful accounts;

•	restructuring charges;

•	contingent acquisition obligations;

•	impairment of goodwill;

•	impairment of long lived assets and accounting for discontinued operations; and

•	deferred taxes.

          Revenue recognition – Substantially all of our revenue is derived from fees and commissions for advertising and communication services and for the planning and purchase of media.  Revenue is recognized on the date that the services are performed, costs are incurred for production, the media is aired or published and when collection is reasonably assured.  Some of our contractual arrangements with clients also include performance incentives that allow us to receive additional payments based upon our performance for the client, measured against specified qualitative and quantitative objectives.  We recognize the incentive portion of the revenue under these contractual arrangements when these qualitative and quantitative goals are achieved in accordance with the arrangements.

          Allowance for doubtful accounts – We maintain allowances for doubtful accounts for estimated losses that result from the inability of our customers to make required payments.  We base our allowances on the likelihood of recoverability of accounts receivable based upon past experience, reviews of aging and analysis of specific accounts.  If economic or specific industry trends worsen beyond our estimates, we will increase our allowances for doubtful accounts by recording additional expense.

          Restructuring charges – During 2003, we recorded significant charges in connection with our strategic reorganization and worldwide restructuring plan.  The related reserves reflect many estimates, including those pertaining to employee severance and other personnel-related costs and obligations under real estate leases, net of estimated sublease income.  We reassess the reserve requirements to complete our restructuring plan at the end of each reporting period.  Actual experience has been and may continue to be different from these estimates.  As real estate market conditions change, we may have further refinements in the future, either upward or downward, to the original charge recorded.  As of December 31, 2003, reserves associated with our 2003 and 2001 restructuring programs were €59.7 million and €15.4 million, respectively, and as of December 31, 2002, reserves associated with our 2001 restructuring plan were €21.2 million.  For more information, see Note 7 to our 2003 consolidated financial statements beginning on page F-16 of this annual report.

          Contingent acquisition obligations – Certain of our acquisition contracts provide for contingent consideration based on earnings, which we refer to as an earn-out.  We utilize earn-out structures in an effort to minimize our risk associated with potential future negative changes in the performance of the acquired company.  In addition, owners of interests in certain of our subsidiaries or affiliates have the right, in certain circumstances, to require us to purchase their interests, which we refer to as a buy-out.

          We currently estimate that the amount of contingent future earn-out and buy-out payments we will be required to make for past acquisitions, assuming the acquired companies perform over the relevant earn-out and buy-out periods at their current profit levels, is €155.8 million as of December 31, 2003.  The ultimate amounts payable are dependent upon future results of the acquired companies.  In accordance with U.S. GAAP, we do not record a liability for these items on our balance sheets until the applicable contingency is resolved and the additional payment is determinable.  However, if the contingent consideration is conditioned on the employment of any selling shareholder, we accrue compensation expense based on the estimated contingent payment.  Actual results for these companies may differ from our estimates, in which case the amounts we are required to pay may be different than the amounts we estimate.  These contingent obligations also change from period to period as a result of earn-out or buy-out payments made during the current period, changes in the previous estimate of the acquired companies’ performances, changes in foreign exchange rates and the addition of new contingent obligations resulting from acquisitions with earn-out or buy-out structures completed in the current period.  These differences could be material.  See “—Liquidity and capital resources — Contractual obligations” below.

          Impairment of goodwill  – Beginning on January 1, 2002, in accordance with the provisions of SFAS No. 142, we ceased amortizing goodwill or excess basis related to equity-method investments.  Instead, we began testing intangible assets, including goodwill, at least annually for impairment by comparing the fair value of our reporting units over their carrying values, in accordance with SFAS No. 142.  The fair value of the reporting units has been computed using the “discounted cash flow” method, and is based on estimates of future earnings.  Actual earnings may differ from our estimates.  The excess of the carrying amount over the fair value is deemed to be impaired and is written off.  In 2002, we completed the transitional and the first annual impairment tests of goodwill and intangible assets with indefinite lives.  As a result, we wrote off a total of €1,483.3 million of goodwill in 2002 of which €1,120.8 million is reflected as “Cumulative effect of accounting change” as the last item on the consolidated statement of operations before arriving at net income.  In 2003, we wrote off €69.5 million of goodwill.

          Impairment of long lived assets and accounting for discontinued operations – The long lived assets are reviewed for impairment whenever events or circumstances indicate their carrying values may not be recoverable.  Whenever such events or circumstances arise, an estimate of the future cash flows is compared to the asset’s carrying value to determine if an impairment exists pursuant to the requirements of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived-Assets.”  In 2003, we wrote off €20.7 million of intangible assets.

          In accordance with SFAS 144, we include in assets and liabilities held for sale and in discontinued operations the assets and liabilities that meet certain criteria with respect to our plans for their sale or abandonment. Depreciation and amortization cease when the asset meets the criteria to be classified as held for sale. A component’s results of operations are presented as discontinued operations for all periods if:

•	a planned or completed disposal involves a component of our company whose operations and cash flows can be distinguished operationally and for financial reporting purposes;

•	such operations and cash flows will be (or have been) eliminated from our ongoing operations; and

•	we will not have any significant continuing involvement in the component.

          Operating losses from discontinued operations are recognized in the period in which they occur. Long-lived assets (or groups of assets and related liabilities) classified as held for sale, are measured at the lower of carrying amount or fair value less cost to sell.

          Deferred taxes – We record deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of assets and liabilities.  If enacted tax rates change, we will adjust our deferred tax assets and liabilities through the provision for income taxes in the period of the change to reflect the enacted tax rate expected to be in effect when the deferred tax items reverse.  A one percentage point change in the enacted tax rates would increase or decrease net income by approximately €2.1 million.

          In accordance with SFAS No. 109, “Accounting for Income Taxes,” we record a valuation allowance on deferred tax assets when it is more likely than not that all or a portion of deferred tax assets will not be realized.  Forming  a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years.  Therefore, cumulative losses weigh much more heavily in the overall assessment.  In 2003, we determined that the positive evidence was not sufficient to overcome such negative evidence and concluded that it was therefore appropriate to establish a full valuation allowance for our deferred tax assets related to our U.S. and French tax groups in an amount of €164.2 million.  Nevertheless, we continue to believe that business will achieve profitability in future years, and that we will be able to utilize these tax assets to minimize U.S. and French taxes in the future.

          We base our estimates and judgments on historical experience and other factors that we believe to be reasonable under the circumstances.  Actual results or outcomes may differ from these estimates.

RESULTS OF OPERATIONS

          Our financial statements contained in this report have been prepared in accordance with U.S. GAAP.  When comparing performance between years, however, we also discuss non-GAAP financial measures such as the impact that foreign currency rate changes, acquisitions/ dispositions and organic growth have on reported results.

Explanation of Key Line Items

          Net revenues.  Our revenues consist of fees and commissions received from our clients.  Revenues are presented net of amounts that our clients pay to us to cover costs that are incurred on their behalf with third parties, such as for the purchase of television and radio time or print advertising space and production costs.

          Compensation and related costs.  Our compensation costs consist principally of salaries, bonuses and benefits to employees.  Compensation costs do not include stock-based compensation.  Compensation costs also do not include earn-out or buy-out payments made or accrued to employees who were shareholders of businesses we acquired.  See “—Compensation to former shareholders of acquired businesses” below.  Compensation costs include, however, all other compensation paid or payable to such individuals.

          Compensation to former shareholders of acquired businesses.  This item consists of earn-out and buy-out payments made or accrued to employees who were shareholders of businesses we acquired, to the extent that such payments are conditioned on the continued employment of those employees.

          Amortization of goodwill and other intangible assets.  Prior to January 1, 2002, this item consisted primarily of the amortization of the excess of acquisition costs over the fair value of the assets acquired and liabilities assumed (goodwill) and the amortization of the value of other intangibles acquired in acquisitions over their estimated useful life.  Prior to January 1, 2002, goodwill was amortized, using the straight-line method, over periods from seven to 40 years.  Beginning on January 1, 2002, this item consists entirely of the amortization of other intangibles over their estimated useful life.

          Goodwill and other intangible impairment.  Beginning on January 1, 2002, in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” we no longer amortize goodwill or excess basis related to equity-method investments, but rather we test these assets at least annually for impairment by comparing the fair value of the reporting units over their carrying values.  Since 2002, we have been applying SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” to the other intangibles which require us to review the intangibles for impairment whenever events or circumstances indicate their carrying values may not be recoverable.  Therefore, since 2002, this item consists of the goodwill impairment charge as determined at the end of the period as well as the other intangible impairment charge.

          Discontinued Operations.  In accordance with SFAS 144, the results of operations of the businesses we sold or disposed of as at December 31, 2003 and businesses classified as “Held for sale” have been reported as “Discontinued” in the current and prior periods.

          Restructuring and other charges.  These charges are associated with our strategic reorganization and worldwide restructuring plan in 2003 and our 2001 restructuring plan, and consist primarily of employee severance and other personnel-related costs in connection with employee terminations, occupancy and facilities-related costs in connection with asset write-downs and other charges related primarily to lease abandonment, lease terminations and related exit costs.

Results of Operations

          The following table summarizes certain financial information for our company:

	(€ in thousands, except per share amounts)

	2003	2002	2001

Net revenues	1,525,102	1,811,169	1,955,530
Operating expenses:
Compensation and related costs	(932,472)	(1,060,533)	(1,176,740)
Stock-based compensation	(5,420)	(12,949)	(18,658)
General and administrative non-payroll costs	(474,237)	(556,330)	(618,162)
Compensation to former shareholders of acquired businesses	(2,543)	(5,993)	(19,814)
Amortization of goodwill and other intangible assets	(31,119)	(33,376)	(144,704)
Goodwill and other intangible impairment	(90,238)	(362,518)	—
Restructuring and other charges	(98,381)	3,483	(126,406)
Total operating expenses	(1,634,410)	(2,028,216)	(2,104,484)
Operating loss	(109,308)	(217,047)	(148,954)
Interest expense	(77,552)	(76,982)	(69,374)
Interest income	28,070	27,848	28,414
Exchange rate loss	(9,255)	(776)	(679)
Net gain on trading securities	8,982	9,703	5,717
Other	(53,446)	(1,342)	(5,130)
Financial expense-net	(103,201)	(41,549)	(41,052)
Net loss from operations before income tax	(212,509)	(258,596)	(190,006)
Provision for income tax	(107,649)	(38,958)	4,383
Minority interests	(5,495)	(14,802)	4,272
Equity in earnings (losses) of investees	710	(9)	5,684
Loss from continuing operations	(324,943)	(312,365)	(175,667)
Income (loss) from discontinued operations (net of tax)	(98,082)	47	758
Net loss before effect of change in accounting principle	(423,025)	(312,318)	(174,909)
Cumulative effect of accounting change	—	(1,120,800)	—
Net Income (loss)	(423,025)	(1,433,118)	(174,909)
Net Income (loss) before effect of change in Accounting principle per share:
Basic and diluted-continuing operations	(1.09)	(1.06)	(0.62)
Basic and diluted-discontinued operations	(0.33)	(0.00)	(0.00)
Cumulative effect of accounting change per share
Basic and diluted	—	(3.80)	—
Net loss per share
Basic and diluted	(1.42)	(4.86)	(0.62)

                    The following are some of the key factors that drove our financial results in 2003:

Operating Loss

•	Lower foreign exchange rates for 2003, primarily regarding the U.S. dollar and the U.K. pound, versus the euro that resulted in lower euro revenue and expense compared with 2002;

•

Organic net revenue declines, primarily as a result of the continued softness in demand for our advertising and communications services by our clients, continued pressure on fee and commission rates by our clients and client losses;

•	Restructuring charges of €92.4 million that were recorded in 2003 in connection with our 2003 strategic reorganization and worldwide restructuring program; and

•	A goodwill impairment charge of €69.5 as a result of the elimination of one of our reporting units in connection with our strategic reorganization.

Other Financial (Expense)

•

An expense of €61.8 million was recorded relating to the payment we made on January 1, 2004 to holders of our convertible and/or exchangeable 4% bonds, maturing on January 1, 2009, in exchange for their acceptance of our offer to purchase a waiver of their option to cause us to redeem the bonds at par value plus accrued interest on January 1, 2006; and

•	During 2003, we repurchased 5,290,000 of our convertible bonds issued in December 2000, resulting in a gain of €12.2 million.

Discontinued Operations

•

In the fourth quarter of 2003, we completed the strategic reorganization of our business operations that was announced in September 2003.  In accordance with SFAS 144, the results of the businesses sold or to be disposed of at December 31, 2003 and businesses classified as held for sale have been reported as “Discontinued” in the current and prior periods in this annual report.

REVENUE

          We offer advertising and communications services in 88 countries through our agencies located throughout Europe, North America, the Asia-Pacific region and Latin America, and through contractual affiliations with other agencies in a number of countries.  The following analysis provides further detail on revenue:

2003 vs. 2002

          Our net revenues were €1,525.1 million for 2003, a decrease of 15.8% compared with €1,811.2 million for 2002.  Our revenues were impacted by reduced demand for advertising and communications services worldwide, reflecting the continued global economic downturn in most of our major geographic markets and the U.S. dollar’s decline against the euro.  Excluding the currency effect, the decline was 6.4%.  Excluding the effects of changes in the scope of consolidation, such as acquisitions and dispositions (a net decrease of €12.3 million) and currency fluctuations (a net decrease of €181.1 million), our net revenues decreased by €92.7 million.

          The following table sets forth a geographic breakdown of our revenues for 2003 and 2002.  In preparing the table, we have allocated revenues to the country or region of the subsidiary realizing the revenues.

Region(1)	2003 % of Total	2002 % of Total

North America	42%	44%
Europe (excluding France)	33%	32%
France	17%	16%
Asia Pacific region	4%	4%
Latin America	4%	4%
TOTAL	100%	100%

(1) Because our revenues from the Middle East and Africa represent less than 1% of our total revenues, our geographic breakdown of revenues currently includes, and historically has included, revenues in the western part of the Middle East and in Africa with those of Europe, and revenues in the eastern part of the Middle East with those of the Asia-Pacific region.

          As in 2002, North America, Europe (excluding France) and France remained our most important regions in terms of revenues in 2003.  However, organic revenue declined sharply in the United Kingdom and was also lower in Europe excluding France.  Responding to this situation, at the end of the first half of fiscal 2003, we identified for sale or closure 50 companies, mainly in the United Kingdom, the United States and Northern Europe, which were underperforming due to unsatisfactory management or inappropriate market positioning or strategies.

          Our operating margin before goodwill impairment and restructuring charges was negatively impacted by poor revenue forecasting at Euro RSCG, which late in the year turned out to be over-optimistic.  Our revenues were therefore lower than anticipated, resulting in a cost structure that was too high.  In response, we increased our initially planned headcount reduction under our worldwide restructuring plan to better align our cost structure to our revenues and we changed our budgeting and internal financial reporting procedures.  Margins were also weakened by the underperformance of 50 companies that we identified as impeding our revenue and earnings growth.  These companies, mainly located in the United Kingdom, the United States and Northern Europe, were determined to be under-performing due to poor management or inappropriate market positioning or strategies.  As part of our strategic reorganization, these companies have either been restructured with changes in management, closed, sold or have been targeted for sale.

2002 vs. 2001

          Our net revenues were €1,811.2 million for 2002, a decrease of 7.4% compared with €1,955.5 million for 2001.  Our revenues were impacted by reduced demand for advertising and communications services worldwide, reflecting the generally negative economic conditions prevailing in most of our major geographic markets.  In particular, demand by our clients in the technology, media and telecommunications sectors declined dramatically.  Excluding the effects of changes in the scope of consolidation, such as acquisitions and dispositions (a net increase of €58.6 million) and currency fluctuations (a net decrease of €82.7 million), our net revenues decreased by €120.2 million.

          The following table sets forth a geographic breakdown of our revenues for 2002 and 2001.  In preparing the table, we have allocated revenues to the country or region of the subsidiary realizing the revenues.

Region(1)	2002 % of Total	2001 % of Total

North America	44%	46%
Europe (excluding France)	32%	28%
France	16%	17%
Asia Pacific region	4%	4%
Latin America	4%	5%
TOTAL	100%	100%

(1) Because our revenues from the Middle East and Africa represent less than 1% of our total revenues, our geographic breakdown of revenues currently includes, and historically has included, revenues in the western part of the Middle East and in Africa with those of Europe, and revenues in the eastern part of the Middle East with those of the Asia-Pacific region.

          As in 2001, North America, Europe (excluding France) and France remained our most important regions in terms of revenues in 2002.  Our revenues in North America were impacted by the persistent weakness of the U.S. economy, particularly in the first half of 2002, as well as the decrease in spending by MCI.  In Germany, revenues were particularly hard hit by the weak economy, while France, The Netherlands and Spain also experienced flat or negative growth.  Revenue growth continued in Italy and Central Europe.  Latin America showed signs of improvement as the year progressed.

OPERATING EXPENSES

          Our 2003 operating expenses decreased €393.8 million, or 19.4%, to €1,634.4 million in 2003 from €2,028.2 million in 2002.  Our operating expenses were impacted primarily by a goodwill impairment charge lower than in 2002 and the decline in the U.S. dollar against the euro.

          Compensation and Related Costs and Stock-Based Compensation

          In 2003, our compensation and related costs and stock-based compensation amounted to approximately 61.5% of revenue, compared with 59.3% of revenue in 2002.  Compensation and related costs and stock-based compensation increased as a percentage of revenue because of poor forecasting at Euro RSCG, which meant that there were not sufficient reductions in headcount to meet the lower revenue than forecast.  Employee incentive programs are based primarily on operating results.  Compensation and related costs in all periods also were impacted by salary progression.

          2003 vs. 2002

          In 2003, our expenses relating to compensation and related costs and stock-based compensation was €937.9 million, a decrease of 12.6% compared with €1,073.5 million for 2002.  This decrease was primarily attributable to the effects of currency translation for €105.4 million and to staff reductions in 2003 in connection with the implementation of our strategic reorganization and restructuring plan to reduce our cost structure.  As a percentage of revenue, compensation and related costs and stock-based compensation was 61.5% for 2003 compared with 59.3% for 2002.

          2002 vs. 2001

          In 2002, our expenses relating to compensation cost and stock-based compensation was €1,073.5 million, a decrease of 10.5% compared with €1,195.4 million for 2001.  This decrease was primarily attributable to staff reductions which, although not part of a formal restructuring plan, continued to occur in 2002 as we continued to take actions to reduce our cost structure as a result of the declining market.

          General and Administrative Non-Payroll Costs

          2003 vs. 2002

          General and administrative non-payroll costs were €474.2million for 2003, a decrease of 14.8% compared with €556.3 million for 2002.  This decrease was primarily attributable to the effects of currency translation for €60.5 million and to a reduction in occupancy and facilities-related costs and other general and administrative costs as a result of our restructuring plan.  Expressed as a percentage of total revenues, general and administrative non-payroll costs were 31.1% for 2003 compared with 30.7% for 2002.

          2002 vs. 2001

          General and administrative non-payroll costs were €556.3 million for 2002, a decrease of 10% compared with €618.2 million for 2001. This decrease was primarily attributable to a reduction in occupancy and facilities-related costs and other general and administrative costs as a result of our 2001 restructuring plan.  As a result of uncertainty surrounding the collectibility of receivables from MCI for pre-bankruptcy petition commissions and production work, we recorded €11.1 million in charges in 2002.  Additionally, we recorded a bad debt expense associated with our €1.6 million receivable from another client, Mosaic UK Ltd., which filed for bankruptcy during 2002.  We also took additional actions to reduce our cost structure in 2002, including by beginning to leverage our resources across our company through centralized contracts for the purchase of items such as telecommunications, office supplies, computer equipment and travel.  Expressed as a percentage of total revenues, general and administrative non-payroll costs were 30.7% for 2002 compared with 31.6% for 2001. This decrease was primarily due to the impact of our cost reduction efforts.

          Compensation to Former Shareholders of Acquired Businesses

          Compensation to former shareholders of acquired businesses was €2.5 million for 2003, €6 million for 2002, and €19.8 million for 2001.  This decrease was primarily attributable to a reduction in the amounts of our earn-out and buy-out payments recognized as compensation expense under U.S. GAAP as a result of a decrease in the number of our earn-out and buy-out commitments conditioned on the continued employment of the seller, and a reduction in the estimated future earn-out payments that applied to 2002 only associated with one of these remaining commitments recognized as compensation expense in connection with reduced earnings at the acquired subsidiary.

          Amortization of Goodwill and Other Intangible Assets

          Amortization of goodwill and other intangible assets was €31.1 million in 2003, €33.4 million in 2002 and €144.7 million in 2001.  The decrease from 2001 is primarily a result of the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002.

          Goodwill and Other Intangible Impairment

          Goodwill and other intangible impairment was €90.2 million for 2003, €362.5 million for 2002 and €1,120.8 million in connection with our adoption of SFAS 142 on January 1, 2002.

          Restructuring and Other Charges

          2003 vs. 2002

          In the fourth quarter of 2003, we completed the strategic reorganization of our business operations that was announced in September 2003.  We initiated the strategic reorganization to strengthen our integrated communications capability, to simplify our organizational structure, and to promote greater synergies among the agencies by refocusing our activities around our two global networks, Euro RSCG Worldwide and Media Planning Group, and our creativity-focused division, Arnold Worldwide Partners.

          We also implemented a restructuring plan, primarily in the United States and the United Kingdom, to reduce costs.  This plan resulted in pre-tax restructuring costs and other charges in the amount of €92.4 million.  This charge includes pre-tax severance and other personnel-related costs of €39.4 million, pre-tax occupancy and facilities-related costs of €37.8 million as well as other charges of €15.3 million including €8.8 million in asset write downs.

          The severance and other personnel related charges of €39.4 million reflected the elimination of 1,158 positions worldwide, most of them in Europe and North America. The employee groups affected included all levels and functions across our company.  All positions had been eliminated or identified for elimination at December 31, 2003, and the remaining reserve balance of €25.5 million at December 31, 2003 reflects costs relating to severance and other termination benefits to be settled in 2004.

          This reorganization will also affect our 2004 consolidated statements of operations.  The completion of the plan will result in the abandonment and closure of 40 offices representing about 70,000 square meters principally located in Great Britain and in North America.  Lease terminations include remaining lease obligations net of estimated sublease income at December 31, 2003.   Such termination costs were based upon an estimate of the amounts that we expected to pay over the terms of these leases, based on our assumptions regarding offsetting sublease income.  The remaining balance in occupancy and facilities-related reserves of €31.8 million at December 31, 2003 relates to non-cancelable lease commitments in excess of estimated sublease income for abandoned facilities that will be paid out over the remaining lease periods, ranging from one to ten years. Related to the 2001 plan, as local real estate markets evolved, we adjusted our estimated sublease income over the related lease terms, resulting in an additional restructuring reserve of €6 million at December 31, 2003.

          2002 vs. 2001

          During 2001, we recorded approximately €128.4 million in pre-tax restructuring and other charges associated with our worldwide restructuring to reduce costs.  These charges included pre-tax occupancy and facilities-related charges of €51.4 million associated with lease terminations and other exit costs primarily from the abandonment and closure of office space predominantly located in North America.  These costs included €19.6 million of remaining lease obligations net of estimated sublease income at December 31, 2002.  The amounts recorded were based upon an estimate of the amounts that we expected to pay over the terms of these leases, based on our assumptions regarding offsetting sublease income.  During 2002, as local real estate markets evolved, we adjusted our estimated sublease income over the related lease terms, resulting in an additional restructuring reserve of €2.6 million and in a reversal of previously recorded reserves of €5.1 million.  The remaining balance in occupancy and facilities-related reserves at December 31, 2002 relates to non-cancelable lease commitments in excess of estimated sublease income for abandoned facilities that will be paid out over the remaining lease periods, ranging from one to 12 years.

FINANCIAL EXPENSE, NET

          Other

          At a general meeting of holders of the convertible and/or exchangeable 4% bonds due January 1, 2009, the holders approved the payment by us of €1.20 per bond, payable in cash in a single installment on January 1, 2004, in exchange for a waiver of the option they had to cause us to redeem the bonds at its nominal value plus accrued interest on January 1, 2006, which we refer to as the “put”.  Our total expense amounted to €51.1 million, including €0.9 million in consulting fees which are reflected as “other financial expense” in the consolidated statements of operations. Based on the Emerging Issues Task Force, which we refer to as EITF, consensus on issue no. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” this operation has been accounted for in accordance with paragraph 16 of statement 125, resulting in a €10.7 million loss which is also reflected as “Other financial expense” in the accompanying consolidated statements of operations.  No conversion of any bond has been exercised since the issuance.  The aggregate amount of the outstanding bonds at December 31, 2003 amounted to €473.6 million, comprised of €455.7 million in aggregate principal and €17.9 million in interest.

          During the first quarter of 2003, we repurchased 5,290,000 of our convertible and/or exchangeable bonds due January 1, 2006 resulting in a €12.2 million gain which is reflected as “Other financial income” in the consolidated statements of operations.

OTHER ITEMS

          Provision for Income Tax

          Provision for income tax was €107.6 million for 2003, compared with €39 million for 2002.  The increase was primarily attributable to the impact of the deferred tax valuation allowance of €164.2 million, partially offset by a lower level of earnings before taxes and before goodwill impairment charges.

          Provision for income tax was €39 million for 2002, compared with €4.4 million for 2001.  The increase was associated with a higher level of earnings before taxes and before goodwill impairment charge, which is non-deductible.

          Minority interests

          Minority interests were €5.5 million for 2003, compared with €14.8 million for 2002.  This decrease is primarily attributable to the decrease in earnings.

          Minority interests were €14.8 million for 2002, compared with €(4.3) million for 2001.  This increase was primarily due to the effect of the 2001 losses of Circle.com attributable to the holders of Circle.com common stock prior to our acquisition of the Circle.com common stock in June 2001 for which there was no comparable attribution of losses to minority interest holders in 2002.

LIQUIDITY AND CAPITAL RESOURCES

          At December 31, 2003, cash and cash equivalents amounted to €660.2 million, a decrease of €85 million from December 31, 2002 of €745.2 million.  Our total debt at December 31, 2003 was €1,335.9 million, a decrease of €125.9 million from December 31, 2002.  We collect funds from clients to pay for media, production and other third-party expenses incurred on behalf of our clients.  As a result, our cash receipts and disbursements substantially exceed our net revenue.  The working capital amounts shown on our balance sheet and the cash flows from operating activities reflect these “pass-through” of expenses.

          Our primary sources of funds in 2003 were cash from operations, various revolving lines of credit and the proceeds remaining from the convertible and/or exchangeable bonds issued in May 2002.

          Our primary uses of cash were to finance our general corporate needs, including bond repurchases operating and capital expenditure requirements, dividend payments and to finance acquisitions, including earn-out and buy-out payments related to prior acquisitions.

Operating activities

          Our net cash provided by operating activities was €191.6 million, €255 million and €(0.9) million for the years ended December 31, 2003, 2002 and 2001, respectively.  The decrease in 2003 was a primarily attributable to the lower earnings level in 2003 resulting from continued weakness in client demand for all advertising and communications services and severance costs and other costs related to our strategic reorganization and worldwide restructuring program.  We expect to generate cash from operations in 2004.  We expect to use a significant portion of that cash for operating expenses.

          The increase in cash provided by operating activities in 2002 was primarily a result of concerted efforts that we undertook throughout our company to improve our cash position by reducing costs and improving our working capital management.  The substantial decrease in 2001 was primarily attributable to lower operating profit levels and severance payments in connection with our worldwide restructuring in 2001.

Investing activities

          We have pursued acquisitions in the past, and intend to pursue acquisitions in the future, some of which could be significant, to enhance our capabilities and expand our geographic reach.  We generally fund these acquisitions using our shares, cash or a combination of both.

          Net cash used in investing activities was €(28.4) million, €(104.7) million and  €(95.4) million for 2003, 2002 and 2001, respectively.  Cash used in investing activities decreased in 2003 due primarily to a decrease in earn-out and buy-out payments, a decrease in our acquisition activity and other capital expenditures. Cash used in investing activities increased in 2002 due primarily to an increase in earn-out and buy-out payments related to prior acquisitions, which was partially offset by a reduction in our capital expenditures in 2002 as well as the proceeds from divestitures and other asset sales.  The decrease in 2001 was primarily attributable to the offsetting effect of cash acquired in connection with the purchase of the remaining 55% interest in Media Planning Group and in other acquisitions in 2001, as well as a reduction in our investing activities in 2001 as we reacted to deteriorating conditions in the global economy and our industry by moderating our acquisition activity and refocusing our acquisition plan on reinforcing our integrated communications services and media expertise.

Financing activities

          Net cash provided by financing activities was €(181.7) million, €285.2 million and €(163.7) million for 2003, 2002 and 2001, respectively.  The substantial decrease in 2003 was primarily attributable to the fact that in 2002 we had a €450 million convertible and/or exchangeable bond issuance for which there was no comparable issuance in 2003.  The increase in 2002 was primarily due to the significant amount of cash generated by our issuance of convertible and/or exchangeable bonds in May 2002 for which there was no comparable financing activity in 2001.  The substantial decrease in 2001 was primarily due to the significant amount of cash generated by our issuance of convertible and/or exchangeable bonds in December 2000 for which there was no comparable financing activity in 2001.

          At December 31, 2003, total financial debt, which consists of bank debt, obligations under our three series of convertible and/or exchangeable bonds outstanding on that date and capitalized lease obligations, was €1,335.9 million, a decrease of €144.6 million from December 31, 2002.  This total financial debt was comprised of:

•	€1,192.4 million aggregate principal amount and accrued premium under our convertible and/or exchangeable bonds;

•	€40.4 million in long-term borrowings;

•	€99.2 million in short-term borrowings; and

•	€3.9 million in capitalized lease obligations.

          Approximately 94.3% of our financial debt outstanding at December 31, 2003 was denominated in euro, 3.9% was denominated in U.S. dollars and 0.2% was denominated in British pounds.

          Convertible and/or exchangeable bonds

          At December 31, 2003, we had a total of €1,192.4 million aggregate principal amount and accrued premium and interest under our unsecured convertible and/or exchangeable bonds outstanding, comprised of €89.4 million aggregate principal amount and accrued premium and interest under our convertible and/or exchangeable bonds issued in February 1999, €629.4 million aggregate principal amount and accrued premium and interest under our convertible and/or exchangeable bonds issued in December 2000 and €473.6 million aggregate principal amount and interest under our convertible and/or exchangeable bonds issued in May 2002.

          In February 1999, we issued 1,223,405 unsecured convertible and/or exchangeable bonds due January 1, 2004, each with a nominal value of €188, for an aggregate principal amount at issuance of €230.0 million.  We received net proceeds of €225.3 million from this issuance.  The coupon rate of the bonds was 1.0% per annum, payable annually in arrears on January 1 of each year, and the gross yield to maturity was 1.75% per annum, assuming no conversion or redemption occurs prior to maturity.  The implicit interest rate, including issue costs, was 2.18% per annum.  The bonds had a maturity date of January 1, 2004.  As of December 31, 2003, 769,448 million bonds had been converted into 15,389,004 Havas shares.  As of that date, our  €89.4 million in aggregate principal amount and accrued premium and interest under these bonds was comprised of €85.3 million in aggregate principal amount, €3.2 million in accrued premium and €0.9 million in interest through that date.  We paid €89.4 million to redeem the outstanding bonds at their maturity on January 1, 2004.

          In December 2000, we issued 32,817,012 unsecured convertible and/or exchangeable bonds, each with a nominal value of €21.60, for an aggregate principal amount at issuance of €708.8 million.  We received net proceeds of €694.9 million from this issuance.  The coupon rate of the bonds is 1.0% per annum, payable annually in arrears on January 1 of each year, beginning January 1, 2002, and the gross yield to maturity is 4.25% per annum, assuming no conversion or redemption occurs prior to maturity.  The implicit interest rate, including issue costs, is 4.67% per annum.  The bonds have a maturity date of January 1, 2006.  Each bond currently is exercisable at any time at the option of the holder for 1.035 Havas shares, subject to specified anti-dilution adjustments, which exercise may, at our option, be a conversion for newly issued shares, an exchange for treasury shares or a combination thereof.  In accordance with French law, the conversion/exchange ratio has been adjusted from 1 to 1.02 and then to 1.035 due to the distribution of a portion of paid-in capital in connection with our payment of our annual dividend to shareholders on June 11, 2002 and June 18, 2003, respectively.  For a discussion of the future distribution of paid-in-capital in connection with our payment of dividends to shareholders, see “Item 8. Financial Information —Dividend Policy” on page 59.  The bonds have a redemption value at maturity of €25.44 per bond, or approximately 117.78% of their nominal value.  We have the option to redeem all, but not less than all, of the outstanding bonds between January 1, 2004 and December 31, 2005, at an early redemption price that guarantees the holder of the bond a yield to maturity equivalent to the rate the holder would have obtained upon redemption at maturity, if the product of (1) the conversion/exchange ratio and (2) the arithmetic mean of the closing prices of Havas shares on Euronext Paris during 20 consecutive trading days chosen by us from among the 40-trading day period preceding publication of a notice of early redemption, exceeds 115% of the early redemption price.  We also have the option to redeem, all, but not less than all, of the bonds at their nominal value plus accrued interest at any time when less than 10% of the bonds issued remain outstanding.  In connection with this issuance, we agreed not to issue bonds with any preference over these bonds, or reduce our share capital or alter the way we allocate profits.  As of December 31, 2003, no bonds had been converted into Havas shares.  As of December 31, 2003, our €629.4 million aggregate principal amount and accrued premium and interest under these bonds was comprised of €565.6 million in aggregate principal amount, €58.1 million in accrued premium and €5.7 million in accrued interest through that date.  Assuming no conversions, redemptions or repurchases, an additional €42.4 million of premium would accrue on these bonds through maturity.  During 2003, we repurchased 5,290,000 of these bonds on the secondary market.

          On May 22, 2002, we issued 41,860,465 unsecured convertible and/or exchangeable bonds, each with a nominal value of €10.75, for an aggregate principal amount of €450 million.  We received net proceeds of approximately €443.5 million from this issuance.  The coupon rate of the bonds is 4.0% per annum, payable annually in arrears on January 1 of each year, beginning January 1, 2003, and the gross yield to maturity also is 4.0% per annum, assuming no conversion, redemption or repurchase occurs prior to maturity.  The implicit interest rate, including issue costs, is 4.26% per annum.  The bonds have a maturity date of January 1, 2009.  Each bond currently is exercisable at any time at the option of the holder for 1.035 Havas shares, subject to specified anti-dilution adjustments, which exercise may, at our option, be a conversion for newly issued shares, an exchange for treasury shares or a combination thereof.  In accordance with French law, the conversion/exchange ratio has been adjusted from 1 to 1.02 and then to 1.035 due to the distribution of a portion of paid-in capital in connection with our payment of our annual dividend to shareholders on June 11, 2002 and June 18, 2003, respectively.  For a discussion of the future distribution of paid-in-capital in connection with our payment of dividends to shareholders, see “Item 8. Financial Information —Dividend Policy” on page 59.  The bonds have a redemption value at maturity equal to their nominal value.  We have the option to redeem all, but not less than all, of the outstanding bonds between January 1, 2005 and December 31, 2008 at their nominal value plus accrued interest if the product of (1) the conversion/exchange ratio and (2) the arithmetic mean of the closing prices of Havas shares on Euronext Paris during 20 consecutive trading days chosen by us from among the 40-trading day period preceding publication of a notice of early redemption, exceeds 125% of the nominal value of the bonds.  We also have the option to redeem, all, but not less than all, of the bonds at their nominal value plus accrued interest at any time when less than 10% of the bonds issued remain outstanding.  In connection with this issuance, we agreed not to give any other bonds any preference over the bonds, or reduce our share capital or alter the way we allocate profits.  As of December 31, 2003, no bonds had been converted into our shares. As of December 31, 2003, our €473.6 million aggregate principal amount and accrued interest on these bonds was comprised of €455.7 million in aggregate principal amount and €17.9 million in accrued interest through that date.

          At a general meeting of holders of the convertible and/or exchangeable bonds due January 1, 2009, the holders approved the payment by us of €1.20 per bond, payable in cash in a single installment on January 1, 2004, in exchange for a waiver of the option they had to cause us to redeem the bonds at its nominal value plus accrued interest on January 1, 2006, which we refer to as the “put”.  Our total expense amounted to €51.1 million, including €0.9 million in consulting fees, which are reflected as “Other financial expense” in the consolidated statements of operations.  Based on the EITF consensus on issue No. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” this operation has been accounted for in accordance with paragraph 16 of statement 125, resulting in a €10.7 million loss which is reflected as “Other financial expense” in the accompanying consolidated statements of operations.

          For a discussion of our convertible and/or exchangeable bonds as of December 31, 2003, see Note 10 to our 2003 consolidated financial statements beginning on page F-18 of this annual report.

          Long-term borrowings

          As of December 31, 2003 and 2002, we had outstanding long-term borrowings of €40.4 million and €64.9 million, respectively.  The weighted average interest rate on these long-term borrowings was 3.3% at December 31, 2003 and 2002.  Of the total outstanding long-term borrowings at December 31, 2003, €31.4 million was due within one year, €4.4 million was due in 2005, €4.1 million was due in 2006, €0.1 million was due in 2007 and €0.4 million was due after January 1, 2008.  €11.4 million of the outstanding long-term borrowings as of December 31, 2003 bore interest at fixed rates, and €29 million bore interest at variable rates.

          In June 1999, one of our indirect, wholly owned subsidiaries, Havas North America, Inc., formerly EWDB North America, Inc., borrowed $30 million from Banque Nationale de Paris, New York Branch. In connection with this loan, we agreed to deposit with Banque Nationale de Paris, New York Branch, $30 million to allow Havas North America to borrow the funds.  The loan bears interest at a rate equal to the London Inter-bank Offered Rate, or LIBOR, plus a margin.  The deposit earns interest at a rate of LIBOR less a margin.  The deposit and loan mature simultaneously in six equal annual installments from June 4, 2001 through June 5, 2006 and the borrowing and collateral deposit have therefore been reduced to $15 million at December 31, 2003.  In order to hedge the currency risk with respect to our U.S. dollar deposit, we also entered into a currency and interest rate swap arrangement, which we refer to as “CIRCUS,” with Banque Nationale de Paris.  The CIRCUS has the effect of transforming our U.S. dollar deposit of $15 million into a euro deposit of 11.9 million that earns interest at the European Inter-bank Offered Rate, or EURIBOR, less a margin.  The maturities of the CIRCUS are identical to those of the deposit in terms of dates, currency and amounts.  As of December 31, 2003, we recorded an exchange rate gain on the CIRCUS in the amount of €0.01 million and an exchange rate loss on the deposit in the amount of €2.4 million.  As of December 31, 2002, we recorded an exchange rate gain on the CIRCUS in the amount of €0.051 million and an exchange rate loss on the deposit in the amount of €0.015 million.

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

          For a discussion of our long-term borrowings as of December 31, 2003, see Note 10 to our 2003 consolidated financial statements beginning on page F-20 of this annual report.

          Short-term borrowings

          As of December 31, 2003 and 2002, we had outstanding €52.9 million and €53.7 million, respectively, in short-term borrowing arrangements.  The weighted average interest rate on these short-term borrowings was 2.6% and 2.9% at December 31, 2003 and 2002, respectively.

          In addition, through some of our subsidiaries, we had outstanding €46.2 million and €67.1 million, respectively, in borrowings under various lines of credit as of December 31, 2003 and 2002, respectively.  These lines of credit bear interest at the prevailing market rates in the countries of the subsidiaries.  Where required, we guaranteed the repayment of borrowings by our subsidiaries.  We had unused lines of credit available under short-term and overdraft borrowing arrangements of €159.3 million and €193.1 million at December 31, 2003 and 2002, respectively.

          For a discussion of our short-term borrowings as of December 31, 2003, see Note 10 to our 2003 consolidated financial statements beginning on page F-21 of this annual report.

          Financial covenants

          We and our subsidiaries are subject to various financial covenants under our borrowing arrangements.  In addition, we frequently guarantee significant loans of our subsidiaries.  The financial covenants applicable to our borrowing subsidiaries include:

•	A ratio of total debt to earnings before interest, taxes, depreciation and amortization of less than 3.8 to one;

•	A ratio of earnings before interest and taxes and amortization to interest expense of greater than three to one;

•	A ratio of total debt to equity of less than 2.5 to one;

•	A ratio of earnings before interest, taxes, depreciation and amortization to interest expenses of greater than three to one;

•	A ratio of total debt to earnings before interest, taxes, depreciation and amortization of less than 3.0 to one; and

•	A ratio of total debt to equity of less than 2.5 to one.

          Under two loans of our subsidiaries, we are subject to the following financial covenants applied to our company on a consolidated basis:

•	A ratio of net financial debt to equity of less than 0.8 to one;

•	A ratio of earnings before interest and taxes and amortization to net financial result of greater than five to one;

•	A ratio of net financial debt to earnings before interest, taxes, depreciation and amortization of less than 2.75 to one; and

•	Shareholders’ equity of greater than €380 million.

          At December 31, 2003 and 2002, we were not in compliance with financial covenants under two credit facilities, for an aggregate principal amount of €22.6 million and €33.8 million, respectively.  See “Item 3 —Key Information—Risk Factors—A continuing default under our credit facilities could result in the acceleration of payment under various of our other debts.”  However, the credit facility banks waived any default with respect to the noncompliance.

          As of December 31, 2003, we and our subsidiaries were in compliance with all other financial covenants related to all of the borrowings described above.

Capital lease obligations

          We lease premises and equipment under both capital and operating leases.  As of December 31, 2003 and 2002, assets held under capital leases were €11 million and €35.5 million, respectively.  Net rental expense for all operating leases was €106.7 million, €135.1 million and €116.6 in 2003, 2002 and 2001, respectively.

          For a discussion of our capital lease obligations as of December 31, 2003, see Note 17 to our 2003 consolidated financial statements on page F-32 of this annual report.

Share and bond repurchases

          We repurchased 104,400, 363,148 and 4,150,240 of our shares in the open market in 2003, 2002 and 2001, respectively.  The aggregate purchase price of these shares was €0.4 million, €1.6 million, €62 million in 2003, 2002 and 2001, respectively.  In 2003, we sold 89,400 of our shares in the open market for an aggregate sale price of €0.4 million.

          In 2003, we repurchased in the secondary market and cancelled approximately €114.3 million aggregate principal amount of our convertible and/or exchangeable bonds issued in December 2000.  Specifically, we repurchased 5,290,000 of these bonds for an aggregate purchase price of €109.7 million.  These bonds were convertible into a total of 5,475,150 shares at the conversion exchange ratio of 1 to 1.035 in effect on December 31, 2003.

          In 2002, we repurchased in the secondary market and cancelled approximately €29 million aggregate principal amount of our convertible and/or exchangeable bonds issued in December 2000.  Specifically, we repurchased 1,342,046 of these bonds for an aggregate purchase price of €24.2 million, which resulted in a gain of €4.8 million.  These bonds were convertible into a total of 1,368,887 shares at the conversion exchange ratio of 1 to 1.02 in effect on December 31, 2002.

          Our future repurchases of bonds or shares, if any, will depend on the prevailing market conditions, our liquidity requirements, applicable contractual restrictions and other factors.  The amounts involved may be material.

Other

          We may declare dividends upon the recommendation of our board of directors and the approval of our shareholders at their annual general meeting.  Under the French Commercial Code, a company’s right to pay dividends is limited in some circumstances.

          At our annual meeting of shareholders approved held on May 26, 2004, our shareholders approved a resolution, among others, to authorize a dividend payment of €0.075 per share, of which €0.05 represents the net dividend and €0.025 represents the French avoir fiscal tax credit.  We will pay the dividend to shareholders on or about June 17, 2004.  Under the terms of the anti-dilution provisions of our three series of convertible and/or exchangeable bonds, the applicable conversion/exchange ratio will be adjusted as of that date to reflect the component of the dividend payment that represents a distribution of a portion of paid-in capital.  In addition, under the terms of the anti-dilution provisions of our option plans, the number of options and exercise prices for outstanding options under our plans will be adjusted on that date to reflect the component of the dividend payment that represents a distribution of a portion of paid-in capital. In the future, we also may submit for the approval of our shareholders resolutions to authorize dividend payments that represent distributions of a portion of paid-in capital.

          In 2003, we paid a dividend on our common shares of €0.135 per share, of which €0.09 represented the net dividend and €0.045 represented the French avoir fiscal tax credit.  In 2002, we paid a dividend on our common shares of €0.255 per share, of which €0.17 represented the net dividend and €0.085 represented the French avoir fiscal tax credit.  In 2001, we paid a dividend on our common shares of €0.255 per share, of which €0.17 represented the net dividend and €0.085 represented the French avoir fiscal tax credit.  The reduction in our dividends over the last three years corresponds with our Board’s policy of adjusting our company’s dividend in relation to the results of our operations and that the yield (the amount of dividend compared to the share price on the last day of the previous fiscal year) should be aligned with the average for the advertising sector, which has also decreased.

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

          For a discussion of our use of derivative securities in connection with foreign currency and interest rate risk as of December 31, 2003, see “Item 11. Quantitative and Qualitative Disclosure About Market Risk” beginning on page 76 of this annual report and Note 19 to our 2003 consolidated financial statements on page F-33 of this annual report.

Contractual obligations

          The following table summarizes our contractual obligations and commercial commitments at December 31, 2003.

Contractual Obligations	Payments Due by Period (in € thousands)

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term debt obligations	40,419	31,388	8,475	208	348

Capital (finance) lease obligations	4,135	2,156	1,027	952	—

Operating lease obligations	653,005	91,471	170,305	148,588	242,641

Stock option plan obligations	3,138	115	3,023	—	—

Pension plan obligations	19,567	3,579	7,645	8,343	—

Estimated obligations under earn-outs/buy-outs	155,813	85,071	46,087	24,655	—

Convertible and/or exchangeable bonds	1,192,401	112,976	623,710	—	455,715

Other commercial commitments	24,162	9,558	11,682	2,922	—

Total	2,092,640	336,314	871,954	185,668	698,704

          Estimated obligations under earn-outs/buy-outs.  As noted above, in connection with business combinations, we typically enter into agreements with some or all of the selling shareholders or the selling entity that provide for future “earn-out” payments and, in the case of partial acquisitions, put and call “buy-out” payments.  The earn-out and buy-out payments are generally based upon a formula using a multiple of future earnings, with the multiple in some cases increasing when organic growth or profitability exceed specified thresholds.  In determining the estimated obligations under both earn-outs and buy-outs, the applicable earn-out or buy-out formula has been applied to the latest available earnings data or estimates.  The payment date for our buy-out obligations has been assumed to be the date the applicable buy-out put provision can first be exercised.  In some cases, this date could not be determined because the buy-out put provision first becomes exercisable when the minority shareholder leaves our employ.  In these cases, the applicable estimated buy-out amount, an aggregate of €51.5 million, was allocated ratably over five years.  We cannot assure you, however, that these estimated obligations will not be exceeded in any specified period.

          Stock option plan obligations.  Some of our subsidiaries have granted stock options to some of their employees with respect to the stock of the applicable subsidiary.  The exercise price is usually based on a multiple of current earnings of the subsidiary at the award date, which we refer to as the “multiple”.  Such options are generally exercisable five to seven years after the award date and require continuing employment.  The parent companies of such subsidiaries have the option to buy back the shares if and when acquired by the employees and the employees have the option to put these shares to such parent companies.  The buyback price is generally based upon the multiple applied to the earnings level of the subsidiary when the option is exercised.  The employees are required to put the shares to the applicable parent company when they leave the employ of the subsidiary.  In determining the estimated obligations under these stock option plans, the applicable multiple has been applied to the latest available earnings data or estimates.

          Pension plan obligations.  In accordance with the laws and practices of each country, we participate in employee benefits pension plans offering death and disability, retirement and special termination benefits.  Those plans provide benefits of various types from flat currency amounts per year of service to final pay plans integrated with social security and multi-employer plans.  For defined benefit pension plans, accruals and prepaid expenses are determined using the projected unit credit method.

          Convertible and/or exchangeable bonds.  Convertible and/or exchangeable bonds reflects the aggregate principal amount outstanding as of December 31, 2003 under our three series of convertible and/or exchangeable bonds outstanding on that date, together with accrued premium and interest on these bonds through their respective maturity dates, assuming no conversion, exchange or repurchase from January 1, 2004 through maturity.

          Other commercial commitments.  Other commercial commitments reflects commitments related to one of our subsidiaries that acquires exclusive marketing rights from soccer clubs for periods generally ranging from one to seven years, and then re-sells those rights to sponsors.  These marketing rights agreements typically provide for payments to be made on a monthly basis during the exclusive marketing rights period.  At December 31, 2003, the aggregate amount payable under these agreements was €24.2 million, and our subsidiary had received commitments from sponsors for €1.3 million.

Future cash needs

          We expect that our cash on hand, cash flows from operations and existing revolving lines of credit will be sufficient to meet our near-term cash requirements, but will not enable us to meet our longer-term obligations.  In making this determination, we have taken into account expected uses of cash, including working capital, capital expenditures, including acquisitions, debt service, cash payments for restructuring expenses, contractual obligations and dividend payments.  Based on the bonds outstanding at April 30, 2004 from our two series of convertible and/or exchangeable bonds outstanding on that date, and assuming no conversion, exchange or repurchase prior to maturity, we will be required to pay €671.8 million when the first series matures on January 1, 2006 and an additional €468 million when the second series matures on January 1, 2009.

          Our ability to meet our near-term cash requirements and our longer-term obligations will depend on our ability to generate cash in the future, which is subject to general economic, industry, competitive, legislative, regulatory and other factors that may be beyond our control.  At our annual meeting of shareholders held on May 26, 2004, our shareholders approved a resolution to authorize us to issue convertible debt by entering into the convertible bond market.

Continuing interest in WCRS Limited

          On April 1, 2004, we sold an indirect 75.1% interest in WCRS Limited to the management of WCRS Limited and other investors.  We retained a 24.9% interest in WCRS, which interest we account for using the equity method.  At any time after June 30, 2008, and in specified circumstances earlier, we have the right to require WCRS to repurchase our 24.9% interest for cash at a price based on a multiple of past financial performance.  In specified circumstances, WCRS has the right to require us to sell our 24.9% interest at the same price, but subject to a minimum of £3 million.

New accounting pronouncements

          In January 2003, FASB issued FASB Interpretation No, 46, “Consolidation of Variable Interest Entities,” an Interpretation of Accounting Research Bulletin (ARB) No. 51.  This interpretation provides guidance on how to apply the controlling financial interest criteria in ARB 51 to variable interest entities. Given the Interpretation’s complexity, the FASB issued several FASB Staff Positions (FSPs) throughout 2003 to clarify the Board’s intent on certain of the Interpretation’s provisions, and in December 2003, the Board revised the Interpretation (FIN 46-R) to address certain technical corrections and to clarify many of the implementation issues that had arisen. Variable interest entities (VIEs) include many entities that have previously been referred to as special-purpose entities (SPEs), but also may include many other entities not previously thought of as SPEs.  A variable interest entity is an entity that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a company to consolidate a variable interest entity if the company is subject to a majority of the risk of loss from the variable interest entity’s activities or is entitled to receive a majority of the entity’s residual returns or both. This application of this interpretation is required at various dates in 2004 and 2005. The adoption of this Statement will not have a material effect on our results of operations, financial position or cash flows.

          In December 2003, FASB issued a revision of SFAS No. 132, “Employers’ disclosures about pensions and other post-retirement benefits,” to improve financial statement disclosures for defined benefit plans. This statement requires that companies provide more details about their plan assets, benefits obligations, cash flows, benefit costs and other relevant information.  Disclosures of certain information (such as estimated future benefit payments or information about foreign plans) are effective for fiscal years ending after June 15, 2004.

          In November 2002, the EITF reached a consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables”, which we refer to as EITF 00-21. EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not expect that the adoption of EITF 00-21 will have a significant impact on our results of operations, financial position or cash flows.

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

          Under our bylaws, our board of directors must consist of between three and 18 directors.  Our board of directors currently consists of 13 directors.  Our bylaws provide that each director is elected for a term of three years, and is eligible for reelection when the term expires.  The board of directors has the power to appoint and remove the chairman and chief executive officer at any time.  There are no family relationships among our executive officers or directors, other than with respect to Leopoldo Rodés Castañe, who is the father of Fernando Rodés Vilà.

          Set forth in the table below is information regarding the members of our board of directors as of May 27, 2004.

Name	Position	Age	Principal Occupation	Director Since	Term Expires

Alain de Pouzilhac (1)	Chairman	58	Chairman of the Board of Directors and Chief Executive Officer, Havas	April 1989	2006

Michel Boutinard Rouelle (1)(2)	Director	58	Vice President (Newspapers and Periodicals Department), La Poste	March 1997	2005

Leopoldo Rodés Castañe (1)	Director	69	Vice Chairman, Banco Urquijo; Chairman and President, Media Planning Group	May 2001	2007

Alain Cayzac	Director	62	Executive Vice President and Chief Communications Officer, Havas	June 1992	2006

Richard Colker (2)	Director	58	Managing Partner, Colker, Gelardin & Co.	June 1995	2006

Ed Eskandarian	Director	67	Executive Vice President, Havas; Chairman and Chief Executive Officer, Arnold Worldwide Partners	September 2000	2007

Pierre Lescure (1)(3)	Director	58	Chairman and Chief Executive Officer, AnnaRose Production	June 1994	2007

Jacques Mayoux (1)	Director	79	Vice-Chairman, Goldman Sachs Europe	August 1988	2006

Thierry Meyer (3)	Director	65	Chairman, Compensation and Selection Committee, Havas	June 1995	2005

Fernando Rodés Vilà	Director	43	Executive Vice President, Havas; Chief Executive Officer, Media Planning Group	January 2001	2006

Jacques Séguéla	Director	70	Executive Vice President and Chief Creative Officer, Havas	June 1992	2005

Patrick Soulard	Director	52	Deputy Chief Executive Officer of the Investment Banking Division, Société Générale	December 1999	2007

Société Centrale Immobilière et Foncière (“SOCIF”), represented by Clément Vaturi (2)(3)
	Director	63	Chairman of the Board, Immobilière Hôtelière S.A.	August 1988	2007

(1)	Member of the strategic planning committee.

(2)	Member of the audit committee.

(3)	Member of the compensation and selection committee.

          The following are summary biographies of each of the members of our board of directors and our principal executive officers:

          Alain de Pouzilhac.  Alain de Pouzilhac is currently our Chairman and Chief Executive Officer.  Mr. de Pouzilhac began his career at Publicis Conseil, a French advertising company, in 1969 as an Assistant Account Executive.  In 1970, he joined the French advertising company DDB as account executive.  In 1982, he was appointed Chairman and Chief Executive Officer of Havas Conseil, one of our subsidiaries.  Between 1984 and 1989, he served as Chairman of HCM, an advertising joint venture comprised of Havas Conseil and Marsteller, Inc. (an agency affiliated with the U.S. advertising company Young & Rubicam, Inc.), and HCM’s successor, HDM, an advertising joint venture comprised of Havas Conseil, Dentsu and Marsteller. Mr. de Pouzilhac was appointed our Chairman and Chief Executive Officer in 1989.

          Michel Boutinard Rouelle.  Michel Boutinard Rouelle is currently Vice President (Newspapers and Periodicals Department) of La Poste, the French national postal service, a position he has held since June 2003. Mr. Boutinard Rouelle, a graduate of the Institut d’Etudes Politiques de Paris and the Ecole Nationale d’Administration (ENA), began his career in government and public affairs, holding a variety of national, regional and local offices in France from 1971 to 1988, including Chief of Staff of the Mayor of Paris from 1977 to 1979 and Counsellor to the Prime Minister from 1986 to 1988. From 1989 to 1999, Mr. Boutinard Rouelle held a variety of positions with Vivendi Universal Publishing, a French media group, and its affiliates. These positions included Vice President of Vivendi Universal Publishing from 1997 to 1998 and Chairman and Chief Executive Officer of Vivendi Universal Publishing’s affiliate Havas Media Communication from 1995 to 1999. From 1999 to 2002, Mr. Boutinard Rouelle acted as a free-lance management consultant.

          Leopoldo Rodés Castañe.  Leopoldo Rodés Castañe is currently Vice Chairman of Banco Urquijo, a Spanish financial institution, and Chairman of Media Planning Group. Mr. Rodés Castañe founded Tiempo, an advertising agency, in 1958, and was its Chairman and Chief Executive Officer until 1984. In 1985, Mr. Rodés Castañe also founded and became President of “Barcelona ‘92,” an organization created to promote the bid of Barcelona as the host city of the 1992 Summer Olympic Games.  From 1986 through 1992, he served as a member of the executive committee of Summer Olympic Games of Barcelona, known as “COOB ‘92.” From 1994 to 1996, he was a member of the International Advisory Board of Repsol, S.A., a Spanish oil and gas exploration and development company.  Mr. Rodés Castañe was President of Media Planning, S.A. from 1978 through 1999.  He was President of Media Planning, S.A. from 1978 through 1999.  He has been President and Chairman of the Media Planning Group since 1999. He also currently serves on the Board of Directors of Alcatel Espana, S.A., a Spanish telecommunications company, and Sogecable, S.A., a Spanish pay television company.

          Alain Cayzac.  Alain Cayzac is currently one of our Executive Vice Presidents and our Chief Communications Officer.  Mr. Cayzac, a graduate of Hautes Etudes Commerciales (HEC) and of Berlin University, began his career in advertising in 1972 as an Associate Director of RSCG.  He was appointed Chairman of RSCG in 1984. From 1996 to 1997, he served as Chairman and Chief Executive Officer of Euro RSCG Worldwide.  He was appointed as one of our Executive Vice Presidents in 1997. Mr. Cayzac is also Chairman of the Association Sportive, or Sports Association, of the Paris Saint-Germain (PSG) professional soccer team and member of the executive committee of the Mouvement des Enterprises de France (MEDEF), a confederation of French businesses.  He currently serves on the Board of Directors of Groupe Amaury, a press group.

          Richard Colker.  Richard Colker is currently Managing Partner of Colker, Gelardin & Co., a private investment banking partnership in the United Kingdom. Mr. Colker has held these positions since 1990. A graduate of Michigan State University, Mr. Colker began his career in 1969 at Wells Fargo Bank N.A., a financial institution.  From 1973 to 1976, he was a manager in the Corporate Finance Department of Wells Fargo Ltd., a merchant banking affiliate of Wells Fargo Bank. From 1976 to 1983, Mr. Colker served as Vice President of Banque de la Société Financière Européenne, a French financial institution. From 1983 to 1990, Mr. Colker served as Managing Director, Investment Banking, and a Member of the London Management Committee of the investment bank Kidder, Peabody International Limited and its affiliate, Kidder, Peabody & Co., and a Member of the Board of Directors of another affiliate, Kidder, Peabody Italia S.p.A. Mr. Colker has been one of our directors since June 1995.

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

          Jim Heekin.  Jim Heekin is currently the Chairman and Chief Executive Officer of Euro RSCG Worldwide.  Jim Heekin was appointed Chairman and Chief Executive Officer of Euro RSCG Worldwide in January 2004.  Mr. Heekin, a graduate of Williams College, began his advertising career in 1975 in the Research Department of J. Walter Thompson.  He joined the Brand Management Department of General Foods in 1978 and remained there until 1980, when he joined Bozell Worldwide as an Executive Vice President.  He returned to J. Walter Thompson in 1985, and in 1988 was appointed General Manager of J. Walter Thompson New York and elected to the agency’s Worldwide Board of Directors.  Mr. Heekin joined McCann-Erickson in 1993 as Regional Director of McCann North America.  In April 1998, he was named Worldwide Executive Vice President, Regional Director of the Europe/Middle East/Africa region of McCann-Erickson Worldwide, part of The Interpublic Group of Companies, Inc.  He became the Chairman and CEO of McCann-Erickson Worldwide in January 2000, and the Chairman and CEO of McCann-Erickson WorldGroup in March 2000.

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

          Jacques Mayoux.  Jacques Mayoux is currently Vice-Chairman of Goldman Sachs Europe. Mr. Mayoux, a graduate of Hautes Etudes Commerciales (HEC) and the Ecole Nationale d’Administration (ENA), began his career in government, holding a variety of offices within the French Ministry of Finance beginning in 1952. He served as Chief Executive Officer of Crédit Agricole, a major French financial institution, from 1963 to 1975, Chief Executive Officer of Sacilor, a French steel company, from 1978 to 1982, and Chairman and Chief Executive Officer of Société Générale, a French financial institution, from 1982 to 1986. Since 1986, Mr. Mayoux has served on the board of directors of several companies.  He currently serves on the Board of Directors of Altra Banque and Euris, a financial holding company.

          Thierry Meyer.  Thierry Meyer is currently chairman of our compensation and selection committee.  From 1996 to 2003, he was an advisor to Senior Management of Alcatel, a French telecommunications company. Mr. Meyer, a graduate of Universite Libre de Bruxelles and Harvard University, began his career at Philips Electronics N.V., a Dutch electronics company, in its marketing department in 1964. From 1969 through 1995, he served in many capacities for Philips Electronics, including Chairman and Managing Director of several of its international divisions.

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

          Clément Vaturi.  Clément Vaturi has served as Chairman of the Board of Immobilière Hôtelière, a French hotel real estate development company, since 1983. Mr. Vaturi is also majority shareholder of Immobilière Hôtelière. Mr. Vaturi received his Bachelor of Science, Civil Engineering, from the Massachusetts Institute of Technology and his Master of Science, Industrial Management, from the Sloan School of Management at the Massachusetts Institute of Technology.  Mr. Vaturi has been one of our directors since August 1988.

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

Executive committees

          At a meeting of our board of directors on December 12, 2002, our Chairman, Alain de Pouzilhac, proposed the creation of four new executive committees to replace our then existing executive committee.  These committees, a strategic committee, creative committee, financial committee, and business development committee, were created in January 2003.  In a very difficult environment, these committees steered the planning and implementation of a major strategic reorganization plan completed during 2003.  Having successfully fulfilled their role, these committees have now been reorganized to reflect our new structure and our return to a primary focus on management of our businesses.  Starting in 2004, the previous four committees have been combined to form two new committees:

          Finance and strategy executive committee.  This committee is made up of Alain de Pouzilhac, Jacques Hérail, the chief executive officers and chief financial officers of each of our divisions, and other senior management personnel.

          Creative executive committee.  This committee is made up of Alain de Pouzilhac, Jacques Séguéla, the chief executive officers of each of our divisions, and the leaders of the creative teams in all the categories of our communications activities.

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

          The current members of our compensation and selection committee are Messrs. Lescure, Meyer and Vaturi.

Our strategic planning committee

          The purpose of our strategic planning committee is to assist and make recommendations to our board regarding the medium- and long-term strategic goals for our company.  Our strategic planning committee:

•	examines annual budgets, semi-annual reviews, as well as medium- and long-term strategic plans;

•	reviews and evaluates the terms of proposed acquisitions and divestitures, and makes recommendations regarding these transactions to our board;

•	reviews the financial planning and financial structure of our company; and

•	evaluates strategic alternatives for our company and its operating divisions.

          The current members of our strategic planning committee are Messrs. Rodés Castañe, Lescure, Mayoux, de Pouzilhac and Boutinard Rouelle.

Compensation of our directors and officers

          Compensation of our executive officers

          Our compensation and selection committee reviews the compensation packages of our principal executive officers annually.  The compensation policy that has been established by our compensation and selection committee is designed to motivate our principal executive officers and to closely align their interests with those of our shareholders. The policy is based on the following principles:

•	The various components and the total amount of the compensation packages are determined based on benchmarking analyses, to ensure that they remain competitive;

•	A significant proportion of compensation for the executive officers (including stock options) is variable and depends on the fulfillment of performance targets; and

•	The performance targets are expressed in terms of growth in underlying profitability and also of our company’s performance in relation to its peer group.

          Components of compensation packages.  The compensation packages of our principal executive officers comprise a fixed salary, an annual bonus, a long-term incentive payment (for a minority of executives) and stock options.

          Fixed salary.  Fixed salaries are determined by reference to market rates of pay for comparable positions. No salary increases have been awarded to our principal executive officers for 2004.

          Annual bonus.  Annual bonuses are determined based on a combination of quantitative and qualitative criteria, including:

•	Operating margin (earnings before interest, taxes and goodwill amortization expressed as a percentage of revenue);

•	Organic growth; and

•	Free cash flow.

          Operating margin and organic growth targets are set at either group or division level, depending on the executive’s position in the organization. As a general rule, 30% to 50% of the target bonus is linked to operating margin, 30% to 50% to organic growth and 25% to 40% to free cash flow.

          Qualitative targets are clearly defined and the compensation and selection committee pays particular attention to ensuring that they are both objective and measurable. In principle, no more than 25% to 30% of the target bonus is linked to qualitative criteria. Depending on the executive’s position and the division, the total annual bonus, assuming that all the targets are met, represents between 50% and 100% of the individual’s salary. If the targets are exceeded, the bonus may represent up to a maximum of 200% of salary.

          2003 Bonus. In view of our disappointing results, Alain de Pouzilhac and our other 2003 principal executive officers waived their qualitative bonus (except for the portion corresponding to directors’ fees) for 2003. The qualitative bonus targets included the development of new business, improved creative performance, debt refinancing and cost savings. Quantitative bonuses paid in respect of 2003 rewarded the performance of executive officers in the Media Planning Group division. In addition, partial qualitative bonuses of €123,000 and €71,000 were paid to Messrs. de Pouzilhac and Hérail, respectively, with respect to 2003 before the decision to renounce these bonuses.  The renunciations of these bonuses are being effected through a reduction in base salary in 2004.  In 2003, executive officers’ total compensation was approximately 25% lower than in 2002, due mainly to the reduction in bonus payments.

          2004 Bonus.   The 2004 bonuses for our principal executive officers are based on the same general principles as described above. The free cash flow criterion adopted in 2003 has also been applied in 2004, to act as an incentive to executives to maintain their efforts to strengthen our financial position. However, for 2004, the target has been refined and is based on an improvement in the working capital at the division level, which our compensation and selection committee viewed as more relevant. Our compensation and selection committee has also recommended including this target in bonus plans for all of our employees who are in a position to influence working capital. Exceptionally, no qualitative targets have been set for our principal executive officers for 2004. The entire annual bonus for these executives will be based on the above quantitative targets, to help ensure that executives focus all of their energies on improving our financial results.

          Long-term incentive Plan (LTIP).  The compensation and selection committee decided to introduce a long-term incentive plan beginning in 2003 for a minority of our principal executive officers who are the most directly able to influence our financial results. The purpose of this plan is to reward longer term performance. The plan is intended to act as an incentive for the executives concerned while also creating value for shareholders. Incentive payments are based on our performance compared with that of our six main competitors (Omnicom Group, The Interpublic Group of Companies, WPP Group, Publicis Groupe, Aegis Group and Grey Global Group) and they also take into account the level of our net debt. This benchmarking mechanism ensures that only underlying performance is rewarded, and not the possible benefits of an improvement in economic conditions. In view of last year’s results and the worldwide restructuring plan implemented during the year, the compensation and selection committee introduced two changes to the LTIP so that it continues to act as an incentive to the executives concerned and so that performance is measured on a relevant basis:

•	The performance measurement period has been shifted to 2004-2006 from 2003-2005; and

•

The initial cash earnings per share growth criterion has been replaced with a criterion based on a comparison of the cumulative growth in earnings before interest, taxes and goodwill amortization between 2004 and 2006 compared to our six main competitors.

          If the trigger criterion linked to control of our net debt is met, our cumulative growth in earnings before interest, taxes and goodwill amortization between 2004 and 2006 must be in third place or better compared with our main competitors for an LTIP payment to be due, with the amount of the LTIP payment decreasing significantly from first to third place.

          Stock options.  Under our stock option policy for executive officers, stock option grants are generally tied to attainment of our cash earning per share targets and our stock price performance in relation to that of our six principal competitors.  For options to be granted, our stock price performance must rank among the top three in this peer group.  The number of options granted decreases significantly from first place to third place. This stock option policy was implemented beginning in 2002.

          In application of our policy, none of our 2003 executive officers received stock options related to our 2003 fiscal year due to our 2003 stock price and earnings performance.

          Directors’ fees

          Beginning in 2003, we changed our policy on directors’ fees.  The fixed annual retainer amount was reduced by 25% to €30,000 and we added a variable retainer amount.  The variable retainer amount is based on two criteria:

•	the director’s attendance at board and committee meetings, with a payment amount equal to €2,000 for each meeting attended, or €3,000 per meeting for committee chairmen; and

•	growth in our annual operating margin.

          The variable retainer payment amount ranges from 0% to 40% of the fixed retainer amount plus the attendance-based variable amount.  €8,000 of the fixed annual retainer amount is paid in Havas shares which may not be sold for as long as the director remains on our board of directors.  In addition, as applicable in prior years, directors’ fees paid to our principal executive officers are part of, and not in addition to, their annual compensation packages.

          The tables below set forth the following information with respect to each of our directors and executive officers for 2003:

•	gross compensation for 2003, which includes all regular compensation, benefits in kind and contingent or deferred compensation accrued in 2003, even if payable at a later date; and

•	stock option grants in or related to 2003 and stock option exercises in 2003.

Compensation Table for 2003(1)

In €	Base Salary	Bonus		Other Compensation(2)		Board and Committee Fees	Total

Employee Directors and Executive Officers

Alain de Pouzilhac(3)	1,000,000	0	(4)	6,470		48,000	1,054,470
Bob Schmetterer(5)	840,056	0		326,249	(6)	—	1,166,305
Alain Cayzac(3)	450,000	0		13,697		42,000	505,697
Ed Eskandarian(3)	663,202	0		17,254		42,000	722,456
Jacques Hérail(3)	700,000	0	(4)	7,371		—	707,371
Leopoldo Rodés Castañe(7)	600,000	334,950		369,369		48,000	1,352,319
Fernando Rodés Vilà(3)	600,000	698,000		178,759	(8)	42,000	1,518,759
Jacques Séguéla(3)	450,000	0		21,268		44,000	515,268

Sub-Total	5,303,258	1,032,950		940,437		266,000	7,544,645

Non-employee Directors

Michel Boutinard Rouelle	N/A	0		N/A		60,000	60,000
Richard Colker	N/A	0		56,153	(9)	65,000	121,153
Pierre Lescure	N/A	0		N/A		44,000	44,000
Juan March(10)	N/A	0		N/A		62,000	62,000
Jacques Mayoux	N/A	0		N/A		42,000	42,000
Thierry Meyer	N/A	0		N/A		71,000	71,000
Patrick Soulard	N/A	0		N/A		42,000	42,000
SOCIF	N/A	0		N/A		44,000	44,000
Clément Vaturi, representative of SOCIF	N/A	0		N/A		28,000	28,000

Sub-total	N/A	0		56,153		458,000	514,153

TOTAL	5,303,258	1,032,950		996,590		724,000	8,058,798

(1)	Amounts paid in currencies other than euro have been converted into euro at the average 2003 exchange rate between the applicable currency and the euro. (Source: Banque de France.)

(2)	Includes benefits in kind, as well as retirement benefits.

(3)	As a result of our disappointing financial performance in 2003, in early 2004 our executive officers renounced their rights to any qualitative bonus to which they were entitled with respect to 2003.

(4)

Partial qualitative bonuses of €123,000 and €71,000 were paid to Messrs. de Pouzilhac and Hérail, respectively, with respect to 2003 before the decision to renounce these bonuses.  The renunciations of these bonuses are being effected through a reduction in base salary in 2004.

(5)

Mr. Schmetterer resigned as President and Chief Operating Officer of Havas and as a member of our board of directors and as Chairman and Chief Executive Officer of Euro RSCG Worldwide effective December 31, 2003.

(6)	Includes €265,281 ($300,000) paid as a partial severance payment.

(7)

Mr. Rodés Castañe is Chairman of Media Planning Group.  His compensation is not reviewed by our compensation and selection committee and results from a January 2001 agreement entered into in connection with the 2001 acquisition of the 55% of the shares of Media Planning Group that we did not already own.

(8)	Includes €75,000 related to expatriation expenses.

(9)

Reflects $60,000 paid to Colker, Gelardin & Co. for investment banking advisory services.  Mr. Colker is Managing Partner of Colker, Gelardin & Co.  See “Item 7. Major Shareholders and Related Party Transactions—Transactions involving directors, executive officers and shareholders of Havas—Transactions involving Richard Colker.”

(10)

Mr. March, for personal reasons, has decided not to stand for re-election to our board of directors in 2004.  Consequently, he ceased to be a member of our board of directors and our compensation and selection committee as of May 26, 2004.

Options of Executive Officers of Havas
Granted in or related to 2003 or Exercised in 2003 (1)

	Number of Options Granted Under 2002 Option Program (2)		Exercise Price per Share (€)	Grant Date	Expiration Date	Number of Options Granted Under 2003 Option Program (3)	Number of Options Exercised in 2003	Exercise Price per Share (€)	Grant Date

Alain de Pouzilhac	0		N/A	N/A	N/A	0(4)	0	N/A	N/A
Bob Schmetterer (5)	0		N/A	N/A	N/A	0	217,214	4.09	12/5/96
Alain Cayzac	0		N/A	N/A	N/A	0	0	N/A	N/A
Ed Eskandarian	0		N/A	N/A	N/A	0	0	N/A	N/A
Jacques Hérail	0		N/A	N/A	N/A	0	139,968	4.09	12/5/96
Fernando Rodés Vilà	0		N/A	N/A	N/A	0	0	N/A	N/A
Leopoldo Rodés Castañe	0		N/A	N/A	N/A	0	0	N/A	N/A
Jacques Séguéla	202,248	(6)	2.67	3/24/03	3/24/10	0	0	N/A	N/A

(1)

As a result of our distribution of a portion of paid-in capital in connection with our payment of our annual dividend to shareholders on June 18, 2003, the number of options and the exercise prices for outstanding options under our plans on that date were adjusted.  Information in this table reflects this adjustment.  For a discussion of the possible future distribution of paid-in-capital in connection with our payment of dividends to shareholders, see “Item 8. Financial Information — Dividend Policy” on page 59.

(2)

Reflects option grants in 2003 related to 2002.  See “—Compensation of our directors and officers— Compensation of our executive officers — Components of compensation packages —Stock options” on page 50 above.

(3)	Reflects option grants related to 2003. See “—Compensation of our directors and officers— Compensation of our executive officers — Components of compensation packages —Stock options” on page 50 above.

(4)

Alain de Pouzilhac receives an annual grant of 300,000 options from 2002 through 2005 as compensation for renouncing a substantial part of the benefits to which he was entitled under a retirement plan established in 1978.  On July 4, 2003, Mr. de Pouzilhac received 300,000 options under this annual grant for 2003.  These options have an exercise price of €4.03 per share and expire on July 4, 2013.

(5)

Mr. Schmetterer resigned as President and Chief Operating Officer of Havas and as a member of our Board of Directors and as Chairman and Chief Executive Officer of Euro RSCG Worldwide effective December 31, 2003.

(6)

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

Share ownership

          As of March 31, 2004, all our directors and executive officers as a group (17 persons, including Mr. Heekin who was appointed Chairman and Chief Executive Officer of Euro RSCG Worldwide and became one of our executive officers effective January 1, 2004, and SOCIF and Clément Vaturi) beneficially owned 18,169,700 or 6.1% of our outstanding shares, not including 7,828,320 shares, which represented approximately 2.6% of our outstanding shares on that date, owned by companies controlled by the families of Leopoldo Rodés Castañe and Fernando Rodés Vila.  Juan March beneficially owned 11,400,305 shares, which represented approximately 3.8% of our outstanding shares on that date.  As of that date, none of our other directors or executive officers beneficially owned more than 1% of our outstanding shares.

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

          The tables below set forth our total number of employees by geographic location.  The figures in these tables are based on the average number of employees employed during the year by each of our agencies as of December 31, 2001, 2002 and 2003, including in each case the average number of employees employed by Media Planning Group:

Employees by Geographic Location

Year Ended December 31,	Total Number of Employees	Europe	U.S.	Asia Pacific	Latin America

2001	20,373	10,959	6,336	1,940	1,138
2002	18,864	10,430	5,588	1,739	1,107
2003	16,343	8,055	5,409	1,583	1,296

          Some of our U.S. employees in one of our subsidiaries that is to be sold as part of our strategic reorganization are covered by collective bargaining agreements with two separate labor unions.  In Europe, membership of our employees in labor unions varies from country to country, and a number of countries prohibit us from keeping records of union membership. We are subject to various collective bargaining agreements in Europe.  In most continental European countries, collective bargaining agreements are imposed by law on the entire industry.  We believe that our relationship with the labor unions is good.

          As of December 31, 2003, our principal collective bargaining agreements are as follows:

Country	Number of Covered Employees	Expiration Date

Argentina	130	No expiration
Austria	52	No expiration
Belgium	107	No expiration
Brazil	217	December 31, 2004
Brazil	43	No expiration
France	2,646	No expiration
Italy	141	December 31, 2004
Portugal	95	No expiration
Portugal	143	December 31, 2004
Spain	809	December 31, 2004
United Kingdom	15	No expiration
United States	56	April 30, 2005
United States	37	June 12, 2006

Option plans

          As of December 31, 2003, our shareholders had authorized our board of directors to grant options to purchase an aggregate of up to 12,092,658 Havas shares on or before July 23, 2005 with respect to 4,461,525 of this total and July 21, 2006 with respect to 7,631,133 of this total under authorizations by our shareholders on May 23, 2002 and May 21, 2003.  As of December 31, 2003, options to purchase an aggregate of 30,734,948 Havas shares were outstanding, including options to purchase an aggregate of 8,750,406 Havas shares granted to our directors and executive officers.  All of the options we granted are subject to specified anti-dilution adjustments.

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

          Our shareholder authorizations typically permit our board of directors to grant options to purchase up to an aggregate percentage of our issued shares from time to time.  Each shareholder authorization is effective for a specified period from the date of authorization or until all of the options authorized have been granted.  On May 21, 2003, our shareholders gave our board of directors authority for a period of 38 months to grant options to purchase up to an annual average over the term of the authorization of 2.5% of the then issued Havas shares, including treasury shares, from time to time, provided that the aggregate number of shares purchasable under options outstanding from time to time may not exceed 12% of the then issued Havas shares, including treasury shares.  As of December 31, 2003, the only new options that may be granted by the board are options to purchase shares under our May 2002 and May 2003 shareholder authorizations.

          Upon the completion of the acquisition of Snyder Communications in September 2000, all outstanding options to purchase shares of SNC common stock of Snyder Communications were converted into options to purchase an aggregate of 9,494,613 Havas ADSs, of which options to purchase an aggregate of 3,191,594 Havas ADSs were outstanding as of December 31, 2003.  These options are not considered to be part of any of our option plans, are not subject to anti-dilution adjustments and do not affect the calculation of the limits on option grants described above.

          In addition, upon the completion of the acquisition of Circle.com in June 2001, all outstanding options to purchase shares of Circle.com common stock of Snyder Communications were converted into options to purchase an aggregate of 273,220 Havas ADSs, of which options to purchase an aggregate of 106,341 Havas ADSs were outstanding as of December 31, 2003.  These options are not considered to be part of any of our option plans, are not subject to anti-dilution adjustments and do not affect the calculation of the limits on option grants described above.

          The table below shows information relating to our various options plans and the converted SNC options and Circle.com options as of December 31, 2003:

	6/19/1997 Plan (2)	3/05/1998 Plan	2/25/1999 Plan	6/17/1999 Plan	9/30/1999 Plan	12/02/1999 Plan	3/02/2000 Plan	5/23/2000 Plan	10/23/2000 Plan	3/01/2001 Plan	5/22/2001 Plan	2/14/2002 Plan (3)	12/12/2002 Plan	3/24/2003 Plan	7/4/2003 Plan	12/10/2003 Plan		Converted SNC Options	Converted Circle.com Options

Date of shareholders’ meeting authorizing plans	6/19/1997	6/19/1997	6/19/1997	6/19/1997	6/19/1997	6/19/1997	6/17/1999	6/17/1999	6/17/1999	5/23/2000	5/23/2000	5/22/2001	5/22/2001	5/22/2001	5/23/2002	5/23/2002		8/25/2000	5/22/2001

Date of board meeting granting options	6/19/1997	3/05/1998	2/25/1999	6/17/1999	9/30/1999	12/02/1999	3/02/2000	5/23/2000	10/23/2000	3/01/2001	5/22/2001	2/14/2002	12/12/2002	3/24/2003	7/4/2003	12/10/2003		8/25/2000	5/22/2001

Number of shares over which options granted (1)	6,217,896	1,633,143	734,602	309,877	206,866	893,698	919,078	413,737	4,075,311	4,586,435	3,479,804	6,306,841	31,680	2,740,982	315,000	1,500,000		9,494,613	273,220

Number of shares over which options granted to our executive officers	3,181,477	383,252	335,440	—	—	517,471	298,150	413,737	—	1,545,135	97,277	1,476,219	—	202,248	300,000	—		—	—

Number of executive officers receiving options	5	2	2	—	—	2	2	1	—	7	1	7	—	1	1	—		—	—

Exercisable date	6/19/2002	3/05/1998	2/25/1999	1/01/2000	1/01/2000	1/01/2000	1/01/2001	5/23/2000	10/23/2000	3/01/2001	1/01/2002	1/01/2003	1/01/2003	3/24/2004	7/4/2004	12/10/2004		9/29/2000	7/02/2001

Expiration date	6/19/2006	12/31/2004	2/24/2006	6/16/2006	9/29/2006	12/01/2006	3/01/2007	5/22/2007	10/22/2007	2/29/2008	5/21/2008	2/13/2009	12/11/2009	3/24/2010 (9)	7/4/2013	12/10/2010	(12)	9/13/2010	8/03/2010

Exercise price per share (1)	€4.45	€6.13	€7.37	€8.79	€10.49	€15.17	€26.72	€24.17	€17.16	€14.98	€14.35	€8.31	€4.79	€2.67	€4.03	€4.38		€9.19(13)	€144.42(14)

Discount from average market price	5%	5%	5%	5%	5%	5%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%		N/A	N/A

Exercise conditions	—	—	—	—	—	—	—	—	—	(4)	(5)	(6)	(7)	(8)	(10)	(11)		—	—

Number of shares issued on exercise as of 12/31/2003	—	386,645	—	20,000	—	24,000	—	—	—	—	—	—	—	—	—	—		1,760,948	—

Number of shares over which options terminated as of 12/31/2003	—	—	6,000	—	—	20,000	—	—	948,771	804,457	503,733	864,735	7,377	44,244	—	—		4,542,071	166,879

Number of options outstanding as of 12/31/2003	6,217,896	1,246,498	728,602	289,877	206,866	849,698	919,078	413,737	3,126,540	3,781,978	2,976,031	5,442,106	24,303	2,696,738	315,000	1,500,000		3,191,594	106,341

(1)	As a result of our distribution of a portion of paid-in capital in connection with our payment of our annual dividend to shareholders on June 18, 2003, the number of options and the exercise prices were adjusted for all plans except the converted SNC and Circle.com options. For a discussion of the possible future distribution of paid-in-capital in connection with our payment of dividends to shareholders, see “Item 8. Financial Information —Dividend policy” on page 59.

(2)	Upon exercise of the options under this plan, option holders receive treasury shares rather than newly issued shares. On March 3, 2004, our board of directors decided to postpone the expiration date of these options from June 19, 2004 to June 19, 2006.

(3)	This plan includes grants under two separate programs: the second half of the 2001 option program and the first half of the 2002 option program. See “—Compensation of our directors and officers— Compensation of our executive officers — Components of compensation packages —Stock options” on page 50 above.

(4)	197,306 options became exercisable since March 1, 2001, 1,463,043 in 2002, 1,463,043 in 2003, and all the options in 2004.

(5)	1,159,935 options became exercisable 2002, 1,159,935 exercisable in 2003, and all the options in 2004.

(6)	2,102,280 options became exercisable in 2003, 2,102,280 exercisable in 2004, and all the options in 2005.

(7)	10,560 options became exercisable in 2003, 10,560 in 2004 and all the options in 2005.

(8)	913,661 options became exercisable at December 10, 2004, 500,000 at December 10, 2005 and all the options at December 10, 2006.

(9)	For French residents the expiration date is March 24, 2013.

(10)	105,000 options became exercisable at July 4, 2004, 105,000 at July 4, 2005 and all the options at July 4, 2006.

(11)	500,000 options became exercisable at December 10, 2004, 500,000 at December 10, 2005 and all the options at July 4, 2006.

(12)	For French residents the expiration date is December 10, 2013.

(13)	Represents the weighted average exercise price of $11.58 converted into euro at the noon buying rate of €1.00 = $1.2597 on December 31, 2003.

(14)	Represents the weighted average exercise price of $181.92 converted into euro at the noon buying rate of €1.00 = $1.2597 on December 31, 2003.

          Some of our subsidiaries have granted stock options to some of their employees with respect to the stock of the applicable subsidiary.  The exercise price is usually based on a multiple of current earnings of the subsidiary at the award date, which we refer to as the “multiple”.  Such options are generally exercisable five to seven years after the award date and require continuing employment.  The parent companies of such subsidiaries have the option to buy back the shares if and when acquired by the employees and the employees have the option to put these shares to such parent companies.  The buyback price is generally based upon the multiple applied to the earnings level of the subsidiary when the option is exercised.  The employees are required to put the shares to the applicable parent company when they leave the employ of the subsidiary.  In determining the estimated obligations under these stock option plans, the applicable multiple has been applied to the latest available earnings data or estimates.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

          As of February 27, 2004, based on information provided to us by FMR Corp., Fidelity International Limited, and the Johnson family, which could be deemed to control Fidelity International Limited, in a notification of holdings pursuant to Article 356-1 of the Law of July 24, 1966, as amended, FMR Corp., Fidelity International Limited and their respective direct and indirect subsidiaries owned 30,433,867 of our shares, which represented approximately 9.9% of our issued shares and 10.2% of our voting rights.  As of March 31, 2004, to the best of our knowledge, there are no other shareholders whose beneficial ownership represents 5% or more of our share capital or voting rights.  All of our shareholders have the same voting rights with respect to the Havas shares that they hold. (However, see “Item 3.  Key Information — Risk Factors — Holders of our ADSs may have limited ability to influence the governance of our company” on page 8.)  As of March 31, 2004, we held 7,434,117 shares as treasury stock.  These Havas shares do not have voting rights. As a result, the percentage of the issued Havas shares owned by each of our shareholders translates into a slightly greater percentage of total voting rights.

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

          To our knowledge, as of December 31, 2003, approximately 29.8 million, or 10%, of our outstanding shares (including shares represented by ADSs) were held by shareholders in the United States. In addition, to our knowledge, there were approximately 354 registered ADR holders in the United States as of May 24, 2004.

Transactions involving directors, executive officers and shareholders of Havas

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

          In October 1991, the predecessor to Media Planning Group entered into an agreement with Gestora de Viviendas S.A. under which Gestora de Viviendas provides client development services to Media Planning Group and its subsidiaries in exchange for commissions on new clients developed by it.  Under this agreement, Media Planning Group paid Gestora de Viviendas commissions of €360,000, excluding taxes, for these services provided in 2003, and expects to pay approximately the same amount in 2004.  Fernando Rodés Vilà and Leopoldo Rodés Castañe, together with other members of their families, are controlling shareholders of Gestora de Viviendas.

          Gestora de Viviendas is a major shareholder of Vigilancia y Sistemas de Seguridad, S.A., a company that provides security services.  Vigilancia y Sistemas de Seguridad provides security systems to Media Planning Group, for which Media Planning Group paid it €440,185, excluding taxes, in 2003.  Media Planning Group expects to pay Vigilancia approximately the same amount in 2004 for these services.

          Media Planning Group receives legal services from the Spanish law firm of Rodés & Sala Abogados, S.L.  Under an agreement entered into in September 2001, Media Planning Group pays an annual fee of €120,000 to Rodés & Sala for general legal services.  In addition, Rodés & Sala was paid a total of €210,800, excluding taxes, for legal services provided to Media Planning Group in 2003 and has billed Media Planning Group a total of €63,575, excluding taxes, in legal fees for 2004 through April 30, 2004.  Gonzalo Rodés Vilà, the brother of Fernando Rodés Vilà and the son of Leopoldo Rodés Castañe, is a partner in Rodés & Sala.  In addition, Gonzalo Rodés Vilà serves as secretary of the board of directors of Media Planning Group.  Gonzalo Rodés Vilà was paid €48,000 for his services as secretary of the board in 2003 and has been paid €16,000 for such services in 2004 though April 30.

          Transactions involving Richard Colker.  In 2003, we paid $60,000 to Colker, Gelardin & Co. for investment banking advisory services performed during 2003 related to our specialized agencies.  Richard Colker, one of our directors, is the Managing Partner of Colker, Gelardin & Co.

ITEM 8.   FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

8.A.1 See Item 18 “Financial Statements.”

8.A.2 See Item 18 “Financial Statements.”

8.A.3 See Report of Independent Public Accountants, page F-2.

8.A.4 We have complied with this requirement.

8.A.5 Not applicable.

8.A.6 Not applicable.

8.A.7 Legal proceedings

          Bankruptcy of WorldCom, Inc.

          On July 21, 2002, WorldCom, one of our significant clients, now known as MCI, Inc., filed for reorganization under Chapter 11 of the United States Bankruptcy Code. We provide both advertising and marketing services and media services to MCI.

          With respect to the media, we act as an agent for MCI and as an intermediary in the transfer of the client’s payments to the applicable media suppliers, which is consistent with the concept of “sequential liability” adopted by the American Association of Advertising Agencies in 1991 as its standard for the industry. We had outstanding pre-bankruptcy petition media receivables of approximately $26.4 million as of December 31, 2003 and in parallel, we had outstanding pre-bankruptcy petition media payables for the media space reserved on behalf of MCI of approximately $26.9 million as of December 31, 2003.

          Currently, no media vendor is pursuing, nor have any waived, any claim against us for any MCI payables, and it is not currently possible to determine what actions, if any, will be taken in connection with the MCI bankruptcy proceeding, or the possible outcome of any such actions, or the amount of any loss to us that might result. Consequently, although a loss is possible, we cannot at this time reasonably determine the probability of any loss or the magnitude thereof.  Therefore, no reserve has been recorded in our financial statements.

          With respect to commissions and production work, we had outstanding pre-bankruptcy petition receivables of approximately $10.4 million in our financial statements as of December 31, 2003 and 2002, which were fully reserved as of December 31, 2002.  One production vendor has filed a complaint against the Company seeking to recover approximately $64,000.  We intend to defend the matter vigorously.

          On August 4, 2003, we entered into an agreement to compromise the pre-bankruptcy amounts due to us.  Under its terms, the agreement became effective upon MCI emerging from U.S. Chapter 11 protection.  The agreement provides that MCI will pay us approximately $14.3 million in cash.  Of this amount, a substantial portion will be used to pay the MCI vendors that we engaged as agent for MCI.  MCI emerged from U.S. Chapter 11 protection on April 20, 2004.  As a consequence, in 2003 we reversed $6.6 million of the $10.4 million reserve that was recorded in our financial statements at December 31, 2002.

          American Student List class action lawsuit

          On February 18, 2004, a purported class action lawsuit was filed in the United States District Court for the Middle District of Florida against American Student List LLC, one of our subsidiaries.  The lawsuit alleges that American Student List obtained, disclosed and used information from the Florida Department of Highway Safety and Motor Vehicles in alleged violation of the U.S. Driver’s Privacy Protection Act.  The named plaintiff seeks to represent a class of 876,665 individuals whose personal information from Florida Department of Highway Safety and Motor Vehicles records was obtained, disclosed or used for allegedly impermissible uses by American Student List without the express consent of the individual.  The lawsuit seeks certification as a class action, liquidated damages in the amount of $2,500 per alleged violation of the Act, as well as punitive damages, attorneys’ fees and costs, and injunctive and other relief.  Although American Student List intends to defend itself vigorously against this lawsuit, its ultimate resolution cannot presently be determined.  An unfavorable outcome could have a material adverse effect on our business, financial condition or results of operations.

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

          Circle.com litigation

          On June 4, 2001, two holders of Circle.com common stock filed a purported class action lawsuit in Delaware Chancery Court against Snyder Communications, our company and each director of our company and Snyder Communications.  The lawsuit sought a preliminary and permanent injunction or, alternatively, monetary damages.  The lawsuit alleged that our company and the board of directors of Snyder Communications breached their fiduciary duties owed to the Circle.com stockholders when considering and negotiating the proposed merger of Snyder Communications with one of our subsidiaries by failing to create an independent negotiating structure, failing to seek truly independent advice, concealing material information from the Circle.com stockholders, and unfairly timing the proposed merger to the disadvantage of the Circle.com stockholders.  Subsequent to the filing of the lawsuit, each of our directors was dismissed from the lawsuit.  In August 2001, Snyder Communications, its directors and our company filed an answer in the lawsuit and responded to requests for the production of documents.  On February 6, 2004, the Delaware Chancery Court dismissed the lawsuit without prejudice.

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

          At our annual meeting of shareholders held on May 26, 2004, our shareholders approved a resolution, among others, to authorize a dividend payment of €0.075 per share, of which €0.05 represents the net dividend and €0.025 represents the French avoir fiscal tax credit. We will pay the dividend to shareholders on or about June 17, 2004. Under the terms of the anti-dilution provisions of our two series of convertible and/or exchangeable bonds, the applicable conversion/exchange ratio will be adjusted as of that date to reflect the component of the dividend payment that represents a distribution of a portion of paid-in capital. In addition, under the terms of the anti-dilution provisions of our option plans, the number of options and exercise prices for outstanding options under our plans will be adjusted on that date to reflect the component of the dividend payment that represents a distribution of a portion of paid-in capital.  In the future, we also may submit for the approval of our shareholders resolutions to authorize dividend payments that represent distributions of a portion of paid-in capital.

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

          The table below indicates the range of the high and low prices in U.S. dollars for the ADSs on Nasdaq from September 27, 2000, the date Havas ADSs began trading on Nasdaq, to April 30, 2004.  The table below also provides the high and low prices in euro for the Havas shares on Euronext Paris from 1997 to April 30, 2004.  The high and low market prices have been adjusted to reflect our 20 for 1 stock split on May 26, 2000.

	Nasdaq price per ADS		Euronext Paris price per Share

Period	High	Low	High	Low

Annual information for the past five years:

1999	—	—	€22.20	€6.95
2000	$16.50	$13.00	€36.50	€14.70
2001	$17.20	$4.85	€18.50	€5.30
2002	$9.49	$2.75	€11.00	€2.80
2003	$5.86	$2.26	€4.98	€2.07

Quarterly information for the past two years:

2002
First quarter	$9.49	$6.70	€11.00	€7.82
Second quarter	$9.39	$6.70	€10.94	€5.30
Third quarter	$6.21	$5.40	€6.49	€2.80
Fourth quarter	$5.80	$2.75	€5.92	€3.64

2003
First quarter	$4.01	$2.26	€4.38	€2.07
Second quarter	$5.04	$2.58	€4.32	€2.37
Third quarter	$5.69	$3.91	€4.98	€3.50
Fourth quarter	$5.86	$4.34	€4.75	€3.84

2004
First quarter	$6.62	$5.02	€5.39	3.66

Monthly information for most recent six months:

November 2003	$5.27	$4.34	€4.44	€3.93
December 2003	$5.86	$5.36	€4.75	€4.40
January 2004	$6.62	$5.76	€5.39	€4.57
February 2004	$6.31	$5.44	€5.13	€4.35
March 2004	$6.00	$5.02	€4.96	€3.66
April 2004	$5.89	$5.25	€4.96	€4.26

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

          Directors

          Our bylaws provide that our board must be composed of at least three members but not more than 18, except for exceptions provided by law.  Each member of our board is required to own at least one of our shares for so long as he, she or it serves as a director.  Members of our board serve three-year terms and are eligible for reappointment upon the expiration of their term of office.  There is no requirement under the French Commercial Code or our bylaws that requires directors to serve concurrent terms. Accordingly, fewer than all of the members of our board will ordinarily stand for reelection at any particular shareholders’ meeting. One-third of our directors must stand for re-election every year, and no more than one-third of our directors may be over the age of 70.  Our board elects a chairman from among our directors.  The chairman will have responsibility for management of our company unless our board elects to appoint a managing director with full authority to manage our company, as well as one or more assistant managing directors (directeurs généraux délégués) not to exceed five, to assist the managing director.  Our board has appointed Alain de Pouzilhac as managing director (directeur général) and has appointed Jacques Hérail as assistant managing directors (directeurs généraux délégués).

          Our board is authorized to meet at its discretion, upon notice from its chairman or vice chairman.  If our board has not met for more than two months, directors representing one-third of our board may require that our chairman convene a meeting.

          Under the French Commercial Code, the prior approval of our board is required before one of our directors, executive officers or shareholders holding more than 10% of our voting rights (or any company that controls such shareholder), whom we refer to collectively as interested parties, may enter into a transaction with us that cannot be reasonably considered in the ordinary course of business and the product of an arms-length negotiation.  Similar limitations apply to any transaction between our company and another company which has one or more officers or directors in common with our company.  The transaction must also be approved by our shareholders at the following annual shareholders’ meeting.  Any interested party must inform our chairman as soon as it has knowledge of the transaction and may not vote at the board or shareholder meeting called to authorize the transaction, nor may the shares of an interested party be taken into account in determining the outcome of the vote or whether a quorum is present. In the event the transaction authorized by the board is not approved by our shareholders at a shareholders’ meeting, it will remain enforceable by third parties against our company, but our company may in turn hold the interested party and, in some circumstances, the other directors liable for any damages it may suffer as a result. In addition, the transaction may be canceled if it is fraudulent.

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

•

in cases of urgency, any interested party, including any member of a special management committee consisting of one manager appointed by us and a series of representatives elected by our employees, which we refer to as the Works’ Council, designated by the Works’ Council; or

•	duly qualified associations of our shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our company.

An ordinary or extraordinary meeting of shareholders may also be convened by:

•	in a bankruptcy, our liquidator or court-appointed agent may also call a shareholders’ meeting in some instances; or

•	any shareholder that holds a majority of our outstanding shares or voting rights following a public tender or exchange offer for our shares or the sale of a majority of our shares.

          Notice of shareholders’ meetings

          We must announce general meetings at least 30 days in advance by means of a preliminary notice published in the Bulletin des Annonces Legales Obligatoires, or the “BALO.”  The preliminary notice must first be sent to the Autorité des Marchés Financiers, or the “AMF.”  The AMF also recommends that a summary of such preliminary notice be published in a newspaper of national circulation in France.  The preliminary notice must disclose, among other things, the time, date and place of the meeting, whether the meeting will be ordinary or extraordinary, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting, the procedure for voting by mail, the address of the web site permitting the vote by electronic means and a statement informing our shareholders that they may propose additional resolutions to our board within 10 days of the publication of the notice.

          We must send a final notice containing the agenda and other information about the meeting at least 15 days prior to the meeting or at least six days prior to the resumption of any meeting adjourned for lack of a quorum. The final notice must be sent by mail or, to shareholders who have agreed thereto in writing, by electronic means, to all registered shareholders who have held shares for more than one month before the date of the preliminary notice.  The final notice must also be published in the BALO and in a newspaper authorized to publish legal announcements in the local administrative department in which our company is registered, with prior notice having been given to the AMF.

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

          To participate in any general shareholders’ meeting, a holder of our registered shares must have its shares registered in its name in a shareholder account maintained by us, or on our behalf by an agent appointed by us, at least five days before the date set for the meeting.  A holder of our bearer shares must obtain a certificate from the accredited intermediary with whom the holder has deposited its shares.  This certificate must indicate the number of bearer shares the holder owns.  The holder must deposit this certificate at the place specified in the notice of the meeting at least five days before the meeting.  However, our board of directors has the right to accept deposits after this deadline or to shorten the deadline.

          Once a shareholder has registered its shares or duly presented a certificate from its accredited financial intermediary, any transfer of the shares prior to the relevant shareholders’ meeting must be notified to our agent or the accredited financial intermediary.  The notice must be delivered no later than 3 p.m. Paris time on the day before such meeting.

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

          Anti-takeover effects of applicable law and regulations

          The French Commercial Code provides that any person, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, one-third, 50% or two-thirds of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify our company within five trading days of the date it crosses any of these thresholds of the number of shares it holds and the voting rights of the shares. The individual or entity must also notify the AMF, within five trading days of the date it crosses any of these thresholds.

          In addition, article 11 of our bylaws provides that any person who becomes the direct or indirect owner of at least 2%, or any multiple of 2%, of our outstanding shares or voting rights, or who decreases its shareholdings below 2% or any multiple of 2% of our outstanding shares or voting rights, must provide written notice to us of the crossing of such threshold.  French law requires such notice to be provided within five trading days after such threshold is crossed.  At a general meeting of our shareholders on May 26, 2004, our shareholders did not adopt a resolution to amend Article 11 of our bylaws. Accordingly, this Article does not reflect the notice requirement under French law.

          French law and AMF regulations impose additional reporting requirements on any person who becomes the owner of more than 10% or 20% of our outstanding shares or voting rights.  Any such person must file a report with us, the AMF within five trading days of the date it crosses either of these thresholds. In the report, the acquiror must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of our company or to nominate candidates for our board. The AMF makes the notice public. The acquiror must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquiror may amend its stated intentions, so long as it does so on the basis of significant changes in its own situation or that of its shareholders. Upon any change of intention, it must file a new report.

          To permit holders to give the required notice, we are required to publish in the BALO no later than 15 days after the annual ordinary general shareholders’ meeting information with respect to the total number of voting rights outstanding as of the date of the meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we are required to publish in the BALO, within 15 days of such change, the number of voting rights outstanding and provide the AMF with written notice of this information. The AMF publishes the total number of voting rights so notified by all listed companies in a weekly notice, noting the date each number was last updated.

          If any person fails to comply with the legal notification requirement with respect to the acquisition of 5%, 10%, 20%, one-third, 50% or two-thirds of our shares or voting rights, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which their owner complies with the notification requirements. Upon the request of any of our shareholders holding at least 5% of our share capital, any shareholder who fails to comply with these requirements may have all or part of his, her or its voting rights suspended for up to five years by the French Commercial Court at the request of our chairman, any shareholder or the AMF, and may be subject to a fine.

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

          Under AMF regulations, and subject to limited exemptions granted by the AMF, any person or persons acting in concert that own in excess of one-third of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of that company.

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

          On May 26, 2004, our shareholders authorized our board of directors to purchase up to 10% of our capital stock for purposes that may include the cancellation of these shares.  The shareholders’ meeting also delegated to the board the powers necessary to proceed, any number of times and in the proportions and time frames that it so determines, in France and in any other country, to issue Havas shares as well as any securities that entitle their holder(s), immediately and/or in the future, to Havas shares, including securities that may be issued pursuant to Article L 228-93 of the French Commercial Code.  The amount of the capital increase which may be realized immediately and/or in the future under this delegation may not exceed a par value of €60 million, with a sub-limit of a par value of €24 million for capital increases without preemptive subscription rights, to which will be added, if applicable, any additional shares to preserve the rights of the holder(s) of securities entitling such holder(s) to Havas shares.

10.C Material contracts

          The following summarizes each of our material contracts, other than contracts that we entered into in the ordinary course of our business, for the two years before the date of filing of this annual report.  Since the following is only a summary, you should carefully read each of the material contracts, filed as exhibits to this annual report.

•

On October 11, 1991, Media Planning, S.A., the predecessor to Media Planning Group, entered into an agreement with Gestora de Viviendas under which Gestora de Viviendas provides client development services to Media Planning Group and its subsidiaries in exchange for new clients developed by it.  Fernando Rodés Vilá and Leopold Rodés Castañe, together with other members of their families, are controlling shareholders, and Leopold Rodés Castañe was a director, of Gestora de Viviendas.

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

•

On April 2, 2001, we entered into a Protocol Agreement and Commercial Lease with Suresnes Immobilier for the lease of our new corporate headquarters in Suresnes, France.  The lease is for approximately 228,000 square feet of leasable area, for a period of nine years, commencing on the date we took possession of the leased building.  The minimum net annual rent is approximately €8.1 million, which may be adjusted annually based on the national construction cost index.

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

•

Gestora de Viviendas is a major shareholder of Vigilancia y Sistemas de Seguridad, S.A., a company that provides security services.  Vigilancia y Sistemas de Seguridad provides security systems to Media Planning Group, for which Media Planning Group paid it €440,185, excluding taxes, in 2003.  Media Planning Group expects to pay Vigilancia approximately the same amount in 2004 for these services.

•

Media Planning Group receives legal services from the Spanish law firm of Rodés & Sala Abogados, S.L.  Under an agreement entered into in September 2001, Media Planning Group pays an annual fee of €120,000 to Rodés & Sala for general legal services.  In addition, Rodés & Sala was paid a total of €210,800, excluding taxes, for legal services provided to Media Planning Group in 2003 and has billed Media Planning Group a total of €63,575, excluding taxes, in legal fees for 2004 through April 30.  Gonzalo Rodés Vilà, the brother of Fernando Rodés Vilà and the son of Leopoldo Rodés Castañe, is a partner in Rodés & Sala.  In addition, Gonzalo Rodés Vilà serves as secretary of the board of directors of Media Planning Group.  Gonzalo Rodés Vilà was paid €48,000 for his services as secretary of the board in 2003 and has been paid €16,000 for such service in 2004 through April 30.

•

In 2003, we paid $60,000 to Colker, Gelardin & Co. for investment banking advisory services performed during 2003 related to our specialized agencies.  Richard Colker, one of our directors, is the Managing Partner of Colker, Gelardin & Co.

•	Thierry Meyer, one of our directors, also served as a director of one of our subsidiaries in the U.K. until 2003. We paid Mr. Meyer £60,000 for his services as a director of the subsidiary in 2002.

•

As of October 1, 2003, Arnold Worldwide LLC, one of our U.S. subsidiaries, entered into a lease with BP Prucenter Acquitions LLC. Under this lease, Arnold occupies approximately 178,000 square feet for its headquarters for a fixed annual rent of $4,853,066. The lease terminates on August 31, 2014.

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

Taxation of Dividends on Shares

          In France, dividends are paid out of after-tax income. Dividends paid to non-residents normally are subject to a 25% French withholding tax. However, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate (generally 15%) of French withholding tax. If a non-resident holder establishes its entitlement to treaty benefits prior to the payment of a dividend, then French tax generally will be withheld at the reduced rate provided under the treaty.

          The French Finance Law of 2004 includes a reform of the French tax treatment of distributions implementing a new mechanism to avoid double taxation of dividends and the elimination of the former avoir fiscal and précompte mechanisms as explained below.

          Avoir Fiscal — Tax Credit

          Prior to enactment of the reform, French resident shareholders were entitled to a tax credit, known as the avoir fiscal, on dividends received from French companies. The avoir fiscal was equal to 50% of the dividend received for individuals and, generally, equal to 10% of the dividend received for other investors, although the 10% rate was generally increased by 80% of any précompte actually paid in cash by the distributing corporation.

          As a result of the reform:

•

French resident individuals will still benefit from the avoir fiscal with respect to dividend distributions made during 2004 but will not be entitled to the avoir fiscal with respect to dividend distributions made from 2005 on. Instead, from 2005 on, French resident individuals will only be taxed on half of dividends received and, in addition to the annual allowance which is already applicable, will be entitled to a tax credit equal to 50% of the dividend, which we refer to as the Tax Credit. The Tax Credit will have a cap of €230 for married couples and members of a union agreement subject to joint taxation and €115 for single persons, widows or widowers, divorcees or married persons subject to separate taxation.

•

French resident shareholders other than individuals will lose the benefit of the avoir fiscal for tax credits that they would otherwise have been able to use from 2005 on; thus French corporate shareholders with a fiscal year corresponding to the calendar year will not be entitled to the avoir fiscal with respect to dividends received in 2004.

          Dividends paid to non-residents are not normally eligible for the benefit of the avoir fiscal and, from 2005 on, will not be eligible for the Tax Credit described above. However, France has entered into tax treaties with certain countries under which qualifying residents complying with the procedures for claiming benefits under an applicable tax treaty may be entitled to benefit from a refund of the avoir fiscal (net of applicable withholding tax), in addition to a reduced rate of withholding tax. Certain of these treaties impose additional conditions for the entitlement of corporate entities to the avoir fiscal and under certain treaties only individual residents are entitled to the avoir fiscal.

          As a result of the French Finance Law of 2004 reform:

•

qualifying non-resident individuals who hold shares directly will be entitled to a refund of the avoir fiscal with respect to dividends received in 2004 but will not be entitled to avoir fiscal refunds with respect to distributions made from 2005. Instead, qualifying non-resident individuals who were previously entitled to a refund of the avoir fiscal may benefit, under the same conditions as for the avoir fiscal, from a refund of the Tax Credit (net of applicable withholding tax); the French tax authorities have not yet issued any guidance with regard to the refund of the Tax Credit to non-resident individuals, but claiming such refund may likely entail compliance with cumbersome formalities.

•	non-resident shareholders other than individuals are no longer entitled to a refund of the avoir fiscal with respect to dividend distributions made from 2004.

          Précompte — 25% Equalization Tax

          Dividends paid out of profits that have not been taxed at the ordinary corporate rate, or were earned and taxed more than five years before the distribution, are subject to an equalization tax called the précompte, which is payable by the distributing corporation to the French tax authorities. The précompte generally is equal to one-half of the amount of the dividend paid to shareholders prior to deduction of withholding tax. When a tax treaty does not provide for a refund of the avoir fiscal, or when a non-resident shareholder is not entitled to such a refund but is otherwise entitled to the benefits of the tax treaty, then a qualifying shareholder may generally obtain from the French tax authorities a payment equal to 100% of the précompte actually paid in cash by the distributing corporation, net of applicable withholding tax. These rules will be applicable to distributions made through December 31, 2004.

          Distributions made by French companies from 2005 on will no longer be subject to précompte. However, an equalization tax will apply to distributions made in 2005 out of profits that have not been taxed at the ordinary corporate tax rate, or which were earned and taxed more than five years before the distribution. This equalization tax will be equal to 25% of the amount of the dividends paid to the shareholder. Unlike précompte, this equalization tax will not be refundable to non-resident shareholders, as it will be refunded to the distributing corporation in three installments of one third each with respect to the three fiscal years closed after the distribution, either as a credit against its corporate tax liability or in cash, if the corporate tax liability is insufficient to offset the entire tax credit.

          Distributions made as from 2006 will not give rise to précompte or equalization tax liability.

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

          Taxation of dividends

          As discussed in more detail above, the French Finance Law of 2004 includes a reform of the French tax treatment of distributions and dividends paid by French companies to non-residents of France. Generally, non-residents of France are subject to French withholding tax at a 25% rate and are not eligible for the benefit of the avoir fiscal. In addition, as of 2005, non-residents generally will not be eligible for the benefit of the Tax Credit available to French resident individuals, as described above.

          However, under the Treaty, you can claim the benefit of a reduced dividend withholding tax rate of 15%.

          If you are an individual U.S. holder, you will also be entitled to a payment from the French tax authorities equal to the avoir fiscal with respect to dividends distributed in 2004 at a 50% rate, less a 15% withholding tax. Because of the 2004 French tax reform you will no longer be entitled to the avoir fiscal refund with respect to dividend distributions made from 2005 on. Instead, under the same conditions as for the avoir fiscal, you may be entitled to a refund of the Tax Credit less a 15% withholding tax. You generally will be entitled to receive a refund of the avoir fiscal or the Tax Credit only if you are subject to U.S. federal income tax on the avoir fiscal payment (or the Tax Credit) and the dividend to which it relates. The refund of the avoir fiscal (or the Tax Credit) will not be made available before January 15 following the end of the calendar year in which the dividend is paid. The French tax authorities have not yet issued any guidance with regard to the refund of the Tax Credit to non-resident individuals, which may entail compliance with cumbersome formalities.

          As a result of the 2004 French tax reform, U.S. holders that are legal entities, pension funds or other tax-exempt holders are no longer entitled to tax credit payments from the French Treasury in respect of dividends paid from 2004.

          French withholding tax will be withheld at the 15% Treaty rate if you have established before the date of payment that you are a resident of the United States under the Treaty and, if you are not an individual, that you are the owner of all the rights relating to the full ownership of the shares or ADSs (including, but not limited to, dividend rights).

          With respect to distributions of dividends made during 2004, U.S. holders that are not entitled to a refund of the avoir fiscal (e.g., corporations, pension funds and other tax-exempt U.S. holders) may generally obtain from the French tax authorities a refund of the entire précompte equalization tax (discussed under “— French Taxation,” above) we actually pay in cash in respect of a dividend, less a 15% French withholding tax.

          Thus, for example, if we pay a dividend of 100 to an individual U.S. holder in 2004, the holder initially will receive 85, but will be entitled to an additional payment of 42.50, consisting of the avoir fiscal of 50 less a 15% withholding tax. If we pay a dividend of 100 to a corporate U.S. holder, such U.S. holder will receive 85, and will not be entitled to any avoir fiscal; in the event that the dividend distribution triggers payment by us of the précompte, such U.S. holder generally may also obtain from the French tax authorities a refund of the précompte that we pay in cash, less a 15% withholding tax.

          The gross amount of dividend, avoir fiscal (or Tax Credit) and précompte payments that you receive (prior to deduction of French withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income. Subject to certain exceptions for positions that are hedged or held for less than 60 days during a 121-day period, an individual U.S. holder generally will be subject to U.S. taxation at a maximum rate of 15% in respect of dividends received after 2002 and before 2009. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations. French withholding tax at the 15% Treaty rate will be treated as a foreign income tax that, subject to applicable limitations under U.S. law, is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities. You should consult your own tax advisers concerning the implications of these rules in the light of your particular circumstances.

          Dividends paid in euro will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date you receive the dividend (or the date the depositary receives the dividend, in the case of the ADSs), regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

          Procedures for Claiming Treaty Benefits

          In order to claim Treaty benefits with respect to distributions made in 2004, if you are an individual U.S. holder, you must complete and deliver to the French tax authorities either:

•	the simplified certificate described below; or

•	an application for refund on French Treasury Form RF 1A EU-No. 5052.

          A simplified certificate must state that:

•	you are a U.S. resident within the meaning of the Treaty;

•	you do not maintain a permanent establishment or fixed base in France with which the holding giving rise to the dividend is effectively connected;

•	you own all the rights attached to the full ownership of the shares (including dividend rights); and

•	you meet all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the refund of the avoir fiscal.

          Copies of the simplified certificate and the application for refund are available from the U.S. Internal Revenue Service and from the Centre des Impôts des Non-Résidents (9, rue d’Uzès, 75094 Paris Cedex 2).

          If the certificate or application is not filed prior to a dividend payment, then holders may claim withholding tax and avoir fiscal refunds by filing an application for refund at the latest by December 31 of the second year following the year in which the withholding tax is paid.

          The avoir fiscal and any French withholding tax refund will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

          As noted above, the French tax authorities have not yet issued any guidance with regard to the refund of the Tax Credit to non-resident individuals, which may entail compliance with cumbersome formalities.

          If you are a U.S. holder not entitled to a refund of the avoir fiscal, in order to claim Treaty benefits (reduced withholding tax rate and, as the case may be, refund of the précompte) with respect to distributions made in 2004, you must file with the French tax authorities either the simplified certificate described above or French Treasury Form RF 1B EU-No. 5053 before the end of the second year following the year in which the dividend was paid. Copies of the simplified certificate and of the form, together with instructions, are available from the U.S. Internal Revenue Service or at the Centre des Impôts des Non-Résidents (9, rue d’Uzès, 75094 Paris Cedex 2). If the simplified certificate or the form are filed prior to the dividend payment, then the French withholding tax generally will be withheld at the reduced rate.

          The French tax authorities are expected to issue new guidelines setting out formalities to be complied with by U.S. holders in order to obtain the reduced withholding tax rate on distributions made from 2005. You should nevertheless be entitled to benefit from the application of the reduced rate of withholding tax of 15% provided that you complete and file with the French tax authorities Form RF 1B EU-No. 5053 before the payment of the dividend. If the form is not filed prior to the dividend payment, withholding tax should be levied at the 25% rate and you would have to claim for a refund of the excess by filing an application in this respect.

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

United States information reporting and backup withholding

          A holder may be required to report dividend payments and proceeds from the sale or disposal of such holder’s Havas shares or Havas ADSs to the Internal Revenue Service. U.S. federal backup withholding generally is a withholding tax imposed at the current rate of 28% on some payments to persons that fail to furnish required information.  Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign statutes and makes any other required certification, or who is otherwise exempt from backup withholding. Any U.S. persons required to establish their exempt statutes generally must file Internal Revenue Service Form W-9, entitled Request for Taxpayer Identification Number and Certification.

          Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

10.F Dividends and paying agents

          Not applicable.

10.G Statement by experts

          Not applicable.

10.H Documents on display

          We are subject to the reporting requirements of the Exchange Act and accordingly are required to file reports and other information with the SEC relating to our business, financial condition and other matters.  It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. You may also view our annual reports and other documents filed with the SEC on the internet at http://www.sec.gov.   In addition, you may obtain a copy of any foreign language document for which we have filed an English translation as an exhibit to this annual report on Form 20-F by sending a written request to our corporate headquarters at 2 allée de Longchamp, 92281 Suresnes Cedex, France, attention: Corporate Communications.

10.I Subsidiary information

          Not applicable.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Impact of changes in foreign currency exchange rates and interest rates

          Foreign currency exchange rates.  As of March 31, 2004, we had operations in 88 countries through agencies in 45 countries throughout Europe, North America, Latin America and the Asia-Pacific region, as well as contractual affiliations with agencies in 43 additional countries. The geographic diversity of our operations is reflected in the diversity of the currencies that make up our results of operations. In 2003, 68.2% of our revenues were realized in currencies other than the euro, including 40.1% realized in U.S. dollars and 15.5% realized in British pounds. In 2002, 72.5% of our revenues were realized in currencies other than the euro, including 43.3% realized in U.S. dollars and 18.6% realized in British pounds.

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

          Because our foreign currency mismatches tend to be limited, we generally do not hedge our exposure to foreign currencies.  As at December 31, 2003 and December 31, 2002, we had not entered into any foreign currency hedges, with the exception of the following:

•

We are a party to a currency and interest rate swap arrangement, which we refer to as “CIRCUS,” that we entered into in June 1999 in connection with a collateral deposit in the initial amount of $30.0 million we made to secure a borrowing made by one of our U.S. subsidiaries in the same amount from Banque Nationale de Paris, New York Branch.  This arrangement is repayable in six equal annual installments from June 4, 2001 to June 5, 2006 and the borrowing and collateral deposit have therefore been reduced to $15.0 million at December 31, 2003.  The CIRCUS has the effect of transforming our U.S. dollar deposit of $15.0 million, which earns interest at a rate of LIBOR less a margin, into a euro deposit of €11.9 million, which earns interest at EURIBOR less a margin.  As at December 31, 2003, the fair value of the CIRCUS amounted to €0.01 million, compared with €0.05 million as at December 31, 2002.

•

We are a party to a forward sale contract of Canadian $10.7 million against British pounds that we entered into in 2000 in connection with a Canadian $10.7 million intercompany loan made by one of our U.K. subsidiaries to a newly acquired Canadian subsidiary.  This forward sale contract matured in 2003 and was extended to 2004 for an amount of Canadian $19 million.  As at December 31, 2003 and 2002, the fair value of this forward sale contract was €(0.2) million.

•	We were a party to a forward sale contract of $17 million against euro that we entered into in 2003. As at December 31, 2003, the fair value of this forward sale contract was €(0.2) million.

•	We were a party to a forward sale contract of £35.5 million against euro that we entered into in 2003. As at December 31, 2003, the fair value of this forward sale contract was €(0.2) million.

          For a discussion of the terms of our financial instruments as at December 31, 2003, see Notes 2.19, 10 and 19 to our 2003 consolidated financial statements included elsewhere in this annual report.

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

          As at December 31, 2003, we had €40.4 million of outstanding long-term borrowings, including current maturities, comprised principally of:

•	€27.8 million in U.S. dollar denominated bank loans, at variable rates ranging from 1.4% to 1.5%, due 2004 to 2006;

•	€10.8 million in a British pound denominated convertible bond at a fixed rate of 7.6%, due 2007; and

•	€1.8 million in other borrowings, including €0.6 million at fixed rates and €1.2 million at variable rates.

          We generally do not hedge our interest rate exposure, with the exception of the following:

•	the currency and interest rate swap arrangement, which we refer to as “CIRCUS,” described above;

•

an interest rate swap of  €30 million entered into by Media Planning Group in connection with a €42 million credit facility, under which we had €0 outstanding as at December 31, 2003; the swap matures in 2004 and is assessed at €(1.2) million as at December 31, 2003, compared with €0.7 million as at December 31, 2002; and

•

interest rate caps entered into by Media Planning Group in a total amount of €6.758 million in connection with a lease agreement; €0.493 million of these caps mature in 2005 and the remaining €6.265 million matures in 2008; as at December 31, 2003, the fair value of these caps amounted to €0.005 million, compared with €0.008 million as at December 31, 2002.

          Based on approximately €29 million of outstanding long-term borrowings at variable rates as at December 31, 2003, the impact on pre-tax earnings resulting from a one-percentage point increase or decrease in interest rates would be approximately €0.3 million, holding other variables constant.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          None.

ITEM 15.   CONTROLS AND PROCEDURES

                Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report on Form 20-F.  Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of the evaluation date, our disclosure controls and procedures were effective to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within these entities, particularly during the period in which this annual report was being prepared, in order to allow timely decisions regarding required disclosure.

                There have been no significant changes in our internal controls or, to our knowledge, other factors that could significantly affect our internal controls subsequent to the evaluation date.  Therefore, no corrective actions were taken.

ITEM 16.   [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

                Our Audit Committee members are Messrs. Boutinard Rouelle, Colker and Vaturi.  See “Item 6. Directors, Senior Management and Employees.”  The Board has determined that none of these individuals meet all of the criteria required to be named a “Financial Expert,” as defined in applicable rules of the Securities and Exchange Commission.  The Board is making every effort to identify an individual who will be able to meet those criteria.

ITEM 16B.  CODE OF ETHICS

                In March 2004, our board adopted a Code of Ethics, a code that applies to, among others, our chief executive officer and chief financial officer.  This code is publicly available on our website at www.havas.com.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

                Ernst & Young served as our independent auditors for the 2003 fiscal year. A description of the fees billed to us by Ernst & Young for professional services in each of the last two fiscal years is set forth below:

	Year Ended December 31,

	2003	2002

	(in € thousands)
Audit Fees	5,398	5,167
Audit-Related Fees	441	—
Tax Fees	1,296	3,365
All Other Fees	141	179
Total	7,276	8,711

          “Audit Fees” are the aggregate fees billed by Ernst & Young for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.  “Audit-Related Fees” are fees charged by Ernst & Young for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.”  This category comprises fees billed for the audit of employee benefit plans and pension schemes, agreed-upon procedure engagements and other attestation services subject to regulatory requirements, certifications of accounting-related internal controls, as well as advisory services associated with our financial reporting.  “Tax Fees” are fees for professional services rendered by Ernst & Young for tax compliance, tax planning and tax advice on actual or contemplated transactions.  Fees disclosed under the category “All Other Fees” are mainly related to legal advice.  This category also includes training and other immaterial support services.

          In May 2003, our audit committee established policies and procedures under which all audit and non-audit services performed by our principal accountants must be approved by the audit committee.

          All audit services have been approved by the audit committee.  All non-audit services since May 2003 have been approved under the pre-approval policies of the audit committee.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

PART III

ITEM 17.   FINANCIAL STATEMENTS

          Not applicable.

ITEM 18.   FINANCIAL STATEMENTS

          The following financial statements are filed as part of this annual report on Form 20-F:

Havas and Subsidiaries

ITEM 19.   EXHIBITS

Exhibit No.		Description

1.1	*	Statuts (bylaws) of Havas (English translation).

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

4.8

Amended and Restated Employment Agreement dated January 1, 2002 between Euro RSCG Worldwide, Inc. and Alain de Pouzilhac (incorporated by reference to Exhibit 4.9 to Havas’s annual report on Form 20-F for the year ended December 31, 2002 (SEC File No. 001-16081)).

4.9

Agreement dated February 1, 2003 between Arnold Worldwide Partners and Edward Eskandarian (incorporated by reference to Exhibit 4.10 to Havas’s annual report on Form 20-F for the year ended December 31, 2002 (SEC File No. 001-16081)).

4.10	*	Agreement, effective as of October 1, 2003, between Jim Heekin and EURO RSCG Worldwide.

8.1	*	List of subsidiaries.

12.1	*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14	*	Nasdaq Corporate Governance Exemptions.

* Filed herewith.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HAVAS

	By:	/s/ Jacques Hérail

Name: Jacques Hérail Title: Executive Vice President and Chief Financial Officer

Dated: May 28, 2004

INDEX TO FINANCIAL STATEMENTS

Havas and Subsidiaries

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Havas

We have audited the accompanying consolidated balance sheets of Havas (a French corporation) and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2003, expressed in euro. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Havas and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with U. S. generally accepted accounting principles.

As described in Notes 2 and 5 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets in accordance with guidance provided in Statement of Financial Accounting Standards No. 142 “Goodwill and Intangible Assets”.

ERNST & YOUNG AUDIT
By:	/s/ CHRISTIAN CHIARASINI

Name: Christian Chiarasini

Paris-La-Défense, France
April 23, 2004

HAVAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31, (In 000’s except per share amounts)

	Note	2003	2003	2002	2001

		US Dollars (1)	Euro	Euro	Euro

				adjusted (2)	adjusted (2)
Net revenues		1,921,171	1,525,102	1,811,169	1,955,530
Operating expenses
Compensation and related costs		(1,174,635)	(932,472)	(1,060,533)	(1,176,740)
Stock-based compensation	12	(6,828)	(5,420)	(12,949)	(18,658)
General and administrative non-payroll costs		(597,396)	(474,237)	(556,330)	(618,162)
Compensation to former shareholders of acquired businesses	11	(3,203)	(2,543)	(5,993)	(19,814)
Amortization of goodwill and other intangible assets	6	(39,201)	(31,119)	(33,376)	(144,704)
Goodwill and other intangible impairment	5, 6	(113,673)	(90,238)	(362,518)	—
Restructuring and other charges	7	(123,930)	(98,381)	3,483	(126,406)

Total operating expenses		(2,058,866)	(1,634,410)	(2,028,216)	(2,104,484)

Operating loss		(137,695)	(109,308)	(217,047)	(148,954)

Interest expense		(97,692)	(77,552)	(76,982)	(69,374)
Interest income		35,360	28,070	27,848	28,414
Exchange rate loss		(11,659)	(9,255)	(776)	(679)
Net gain on trading securities		11,315	8,982	9,703	5,717
Other	10	(67,326)	(53,446)	(1,342)	(5,130)

Financial expense - net		(130,002)	(103,201)	(41,549)	(41,052)

Net loss from operations before income tax		(267,697)	(212,509)	(258,596)	(190,006)
Provision for income tax	14	(135,605)	(107,649)	(38,958)	4,383
Minority interests		(6,922)	(5,495)	(14,802)	4,272
Equity in earnings (losses) of investees	9	894	710	(9)	5,684

Loss from continuing operations		(409,330)	(324,943)	(312,365)	(175,667)

Income (loss) from discontinued operations (net of tax)		(123,554)	(98,082)	47	758

Net loss before effect of change in accounting principle		(532,884)	(423,025)	(312,318)	(174,909)

Cumulative effect of accounting change	5	—	—	(1,120,800)	—

Net loss		(532,884)	(423,025)	(1,433,118)	(174,909)

Net loss before effect of change in accounting principle per share
Basic and diluted - continuing operations		(1.38)	(1.09)	(1.06)	(0.62)
Basic and diluted - discontinued operations		(0.41)	(0.33)	0.00	0.00

Cumulative effect of accounting change per share
Basic and diluted		—	—	(3.80)	—

Net loss per share	16
Basic and diluted		(1.79)	(1.42)	(4.86)	(0.62)

(1)	Translation of amounts from Euro (“€”) into US Dollars (“$”) has been made solely for the convenience of the reader at the noon buying rate of €1 = $1.2597 on December 31, 2003.
(2)	2002 and 2001 figures have been adjusted due to the 2003 discontinued operations.

The accompanying notes are an integral part of these consolidated financial statements.

HAVAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
		(In 000’s except per share amounts)

	Note	2003	2003	2002

		US Dollars(1)	Euro	Euro

ASSETS
Current assets:
Cash and cash equivalents		831,609	660,164	745,191
Accounts receivable, net of reserve for doubtful accounts of 36,654 and 58,169 as of December 31, 2003 and 2002, respectively	23	1,393,353	1,106,099	1,370,196
Costs billable to clients		67,702	53,745	81,180
Prepaid expenses and advances to suppliers		49,137	39,007	56,139
Other receivables		89,479	71,032	100,768
Deferred tax assets	14	84,580	67,143	75,852
Assets held for sale	8	79,953	63,470	—
Other current assets		320,587	254,495	299,478

Total current assets		2,916,400	2,315,155	2,728,804

Noncurrent assets:
Property and equipment, net	4	187,616	148,937	214,638
Goodwill, net	5	2,072,594	1,645,308	1,891,659
Other intangible assets, net	6	297,369	236,063	317,254
Equity investments	9	3,443	2,733	1,189
Noncurrent deferred tax assets	14	20,253	16,078	119,440
Other assets		49,984	39,679	63,997

Total noncurrent assets		2,631,259	2,088,798	2,608,177

Total assets		5,547,659	4,403,953	5,336,981

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	10	124,908	99,157	120,800
Current maturities of convertible bonds	10	142,316	112,976	18,700
Current maturities of long-term borrowings	10	39,539	31,388	18,100
Short-term obligations under capital leases	17	2,567	2,038	8,655
Accounts payable		1,324,806	1,051,683	1,182,884
Liabilities held for sale	8	35,478	28,164	—
Other payables		937,893	744,537	832,236
Advances from clients		154,233	122,436	150,582
Accrued compensation	11, 12	6,395	5,077	10,804
Deferred tax liabilities	14	24,422	19,387	14,763
Deferred income		39,090	31,031	45,028

Total current liabilities		2,831,647	2,247,874	2,402,552

Noncurrent liabilities
Long-term borrowings	10	11,376	9,031	46,830
Convertible bonds	10	1,359,752	1,079,425	1,263,404
Long-term obligations under capital leases	17	2,364	1,877	4,020
Accrued compensation	11, 12	5,121	4,065	10,689
Deferred tax liabilities	14	94,068	74,675	100,633
Accrued pensions and other benefits costs	13	55,424	43,998	35,006
Other liabilities		181,703	144,243	100,313

Total noncurrent liabilities		1,709,808	1,357,314	1,560,895

Minority interests		26,611	21,125	26,900

Shareholders’ equity
Common stock: €0.40 par value, 306,196,659 and 305,219,028 shares issued at December 31, 2003 and 2002, respectively		154,287	122,479	122,087
Additional paid-in capital		4,065,927	3,227,695	3,224,078
Retained earnings		(2,813,503)	(2,233,471)	(1,766,548)
Accumulated other comprehensive income		(386,040)	(306,454)	(169,187)
Less: Treasury stock, at cost, 7,614,663 and 9,629,547 shares at December 31, 2003 and 2002, respectively		(41,078)	(32,609)	(63,796)
Total Shareholders’ equity		979,593	777,640	1,346,634

Total liabilities and Shareholders’ equity		5,547,659	4,403,953	5,336,981

(1)	Translation of amounts from Euro (“€”) into US Dollars (“$”) has been made solely for the convenience of the reader at the noon buying rate of €1 = $1.2597 on December 31, 2003.

The accompanying notes are an integral part of these consolidated financial statements.

HAVAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME

(In thousands of euro except number of shares)

	Number of shares (000’s)	Common stock	Additionnal paid-in capital	Retained earnings	Treasury stock	Deferred compensation	Other comprehensive income	Total shareholders’ equity

Balance at December 31, 2000	260,346	106,599	2,702,591	(17,741)	(16,507)	(26,602)	(82,019)	2,666,321

Comprehensive income:
Net loss				(174,909)				(174,909)
Currency translation adjustment							132,098	132,098
Total comprehensive income (loss)				(174,909)			132,098	(42,811)
Dividends (per share amount: €0.17) and equalization tax				(62,712)				(62,712)
Treasury stock transactions	(4,150)				(61,982)			(61,982)
Stock option plans			(375)					(375)
Exercise of stock options and warrants	6,692	2,677	58,687					61,364
Stock option tax benefit			2,201					2,201
Share issuance—convertible bonds	200	80	1,684					1,764
Unearned compensation on unvested options						16,050		16,050
Share issuance—MPG acquisition	28,800	11,520	429,253					440,773
Share issuance—Circle acquisition	2,131	852	26,149					27,001
Other issuance			1,061					1,061

Balance at December 31, 2001	294,019	121,728	3,221,251	(255,362)	(78,489)	(10,552)	50,079	3,048,655

Comprehensive income:
Net loss				(1,433,118)				(1,433,118)
Currency translation adjustment						437	(213,031)	(212,594)
Minimum pension liability adjustment, gross							(8,948)	(8,948)
Minimum pension liability adjustment, tax benefit							2,713	2,713
Total comprehensive income (loss)				(1,433,118)		437	(219,266)	(1,651,947)
Dividends (per share amount: €0.17) and equalization tax				(69,912)				(69,912)
Treasury stock transactions	672			(8,156)	14,693			6,537
Exercise of stock options and warrants	899	359	2,827					3,186
Unearned compensation on unvested options						10,115		10,115

Balance at December 31, 2002	295,590	122,087	3,224,078	(1,766,548)	(63,796)		(169,187)	1,346,634

Comprehensive income:
Net loss				(423,025)				(423,025)
Currency translation adjustment							(134,239)	(134,239)
Minimum pension liability adjustment, gross							(4,429)	(4,429)
Minimum pension liability adjustment, tax benefit							1,401	1,401
Total comprehensive income (loss)				(423,025)			(137,267)	(560,292)
Dividends (per share amount: €0.09) and equalization tax				(29,896)				(29,896)
Treasury stock transactions	2,015			(14,002)	31,187			17,185
Exercise of stock options	975	391	3,591					3,982
Share issuance—convertible bonds	2	1	26					27

Balance at December 31, 2003	298,582	122,479	3,227,695	(2,233,471)	(32,609)		(306,454)	777,640

The accompanying notes are an integral part of these consolidated financial statements.

HAVAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,

	2003	2003	2002	2001

	(In US	(In Euro 000’s)
	Dollar 000’s) (1)
Cash flows from operating activities
Net loss from continuing operations and after changes in accounting principles	(409,330)	(324,943)	(1,433,165)	(175,667)
Adjustments to reconcile net income (loss) to net cash provided by operating activities :
Minority interests	6,922	5,495	13,658	(4,272)
Amortization, depreciation and impairment	219,762	174,456	1,590,295	231,961
Restructuring	90,313	71,694	(25,880)	67,832
Stock-based compensation-Parent company plan	—	—	12,949	16,317
(Gain) loss on disposal of fixed assets	72	57	(8,556)	5,887
Earnings of investees carried under equity method in excess of dividends received	156	124	244	2,113
Deferred tax	117,573	93,334	(2,505)	(44,275)
Change in assets and liabilities:
Accounts receivable	63,985	50,794	143,834	33,758
Accounts payable	121,234	96,240	(71,070)	33,783
Advances from clients	(10,060)	(7,986)	(44,279)	(49,127)
Related parties payable	—	—	—	(90,904)
Other	40,714	32,320	79,472	(28,301)

Net cash provided by operating activities	241,341	191,585	254,997	(895)
Cash flows from investing activities
Purchase of tangible and intangible assets	(64,306)	(51,049)	(63,087)	(87,530)
Purchase of subsidiaries net of cash acquired	(19,839)	(15,749)	(67,761)	(23,455)
Proceeds from sale of tangible and intangible assets	38,103	30,248	22,011	8,069
Proceeds from sale of subsidiaries	10,203	8,100	4,143	7,010
Purchase of marketable securities	—	—	—	(973)
Proceeds of marketable securities	—	—	—	1,430

Net cash used in investing activities	(35,839)	(28,450)	(104,694)	(95,449)
Cash flows from financing activities
Dividends paid in cash	(48,850)	(38,779)	(84,392)	(75,007)
Acquisition of treasury stock	(540)	(429)	(1,605)	(61,982)
Proceeds from issuance of stock and disposal of treasury stock	7,717	6,126	2,757	60,309
Net payments under line-of-credit agreements	(10,865)	(8,625)	(17,800)	(39,077)
Principal payments under capital lease obligations	(11,423)	(9,068)	(3,953)	(4,935)
Proceeds from convertible bonds	—	—	443,453	—
Purchase of convertible bonds	(143,937)	(114,263)	(28,990)	—
Proceeds from long-term borrowings	421	334	6,613	20,848
Repayment of long-term borrowings	(21,366)	(16,961)	(30,926)	(63,830)

Net cash used in/provided by financing activities	(228,843)	(181,665)	285,157	(163,674)
Effect of exchange rate changes on cash and cash equivalents	(26,790)	(21,267)	(34,509)	2,984
Net cash (used in) provided by discontinued operations	(56,976)	(45,230)	(7,081)	14,140
Net increase (decrease) in cash and cash equivalents	(107,109)	(85,027)	393,870	(242,894)
Cash and cash equivalents at beginning of the year	938,718	745,191	351,321	594,215
Cash and cash equivalents at end of the year	831,609	660,164	745,191	351,321

(1)	Translation of amounts from Euro (“€”) into US Dollars (“$”) has been made solely for the convenience of the reader at the noon buying rate of €1 = $1.2597 on December 31, 2003.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

1.            NATURE OF OPERATIONS

Havas, a French corporation listed on the Premier Marché of Euronext Paris S.A. and on the Nasdaq National Market system, and its subsidiaries (the ‘‘Company’’ or ‘‘Havas’’) operate as a global advertising and communications group with worldwide networks that offer a broad range of advertising and communications services, including integrated communications, traditional advertising, direct marketing, media planning and buying, corporate communications, internal communications, sales promotion, design, television sponsorship, human resources, multimedia interactive communications and public relations.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

All figures are presented in thousands of euro, unless otherwise indicated. Translation of amounts from euro (‘‘€’’) into US dollars (‘‘$’’) has been made solely for the convenience of the reader at the noon buying rate of €1 = $1.2597 on December 31, 2003.

A summary of the Company’s significant accounting policies is provided below.

2.1.        Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries.
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

2.3.        Estimates and judgments

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The following may involve a higher degree of judgment or complexity: revenue recognition, allowances for doubtful accounts, restructuring charges, contingent acquisition obligations, impairment of intangible assets and goodwill and income taxes.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

2.4.        Revenue Recognition

Substantially all revenue is derived from fees and commissions for advertising and communication services and for the planning and purchase of media. Revenue is recognized on the date that the service is performed, in accordance with the terms of the contractual arrangement, and upon completion of the earnings process. The earnings process is complete when services are rendered, on the date the media is aired or published, when costs are incurred for production and when collection is reasonably assured. Some contractual arrangements with clients include performance incentives which allow the Company to earn additional revenues as a result of its performance relative to both qualitative and quantitative objectives. The Company recognizes the incentive portion of revenue under these contractual arrangements when these qualitative and quantitative goals are achieved in accordance with the arrangements.

2.5.        Accounts Receivable

Accounts receivable include both the revenue recognized as well as actual media and production costs which are paid for the Company and rebilled to clients.

2.6.        Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses that result from the inability of its customers to make required payments. The Company bases its allowances on the likelihood of recoverability of accounts receivable based upon past experience and reviews of aging and analysis of specific accounts. If economic or specific industry trends worsen beyond its estimates, the Company will increase its allowances for doubtful accounts by recording additional expense.

2.7.        Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with an original maturity of three months or less.

2.8.        Costs Billable to Clients

Revenue resulting from expenditures billable to clients is recognized when the services are performed and billed.

2.9.        Property and Equipment, net

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

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

2.10.     Goodwill and Other Intangible Assets

Goodwill corresponds to the excess of the acquisition cost of subsidiaries over the fair value of the related assets acquired and liabilities assumed. Prior to January 1, 2002, goodwill was amortized, using the straight-line method, over periods from 7 to 40 years. Beginning on January 1, 2002, in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” the Company no longer amortizes goodwill, but rather tests these assets at least annually for impairment by comparing the fair value of the reporting units over their carrying values. The Company assesses the fair value and recoverability of goodwill in accordance with SFAS 142. The fair value of the reporting units has been computed using the discounted cash flow method. Such projections require the use of estimates and assumptions as to matters such as future revenue growth, product margins, capital expenditures, working capital requirements, tax rates and discount rates. Actual earnings may differ from the Company’s estimates. If the fair value of the reporting unit is determined to be less than its carrying value, a second step is performed to compute the amount of goodwill impairment, if any. In 2002, the Company completed the transitional impairment tests of goodwill, net of tax, and intangible assets with indefinite lives. The Company determined that upon adoption, 1,120,800 of goodwill was required to be written off at January 1, 2002. This charge was reflected as the “Cumulative effect of accounting change” in the accompanying consolidated statements of operations. In 2003 and 2002, as a result of the annual impairment testing, the Company determined that there was an additional goodwill impairment charge of 69,488 and 362,518 respectively (See Note 5).

Other intangibles consist mainly of trademarks and customer lists and customer relationships, which are amortized over their estimated useful lives using the straight-line method.

2.11.     Impairment of Long Lived Assets and Accounting for Discontinued Operations

The long lived assets are reviewed for impairment whenever events or circumstances indicate their carrying values may not be recoverable. Whenever such events or circumstances arise, an estimate of the future undiscounted cash flows is compared to the asset’s carrying value to determine if an impairment exists pursuant the requirements of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived-Assets.”

In accordance with SFAS 144, the Company includes in assets and liabilities held for sale and in discontinued operations the assets and liabilities that meet certain criteria with respect to the Company’s plans for their sale or abandonment. Depreciation and amortization cease when the asset meets the criteria to be classified as held for sale. If (1) a planned or completed disposal involves a component of the Company whose operations and cash flows can be distinguished operationally and for financial reporting purposes; (2) such operations and cash flows will be (or have been) eliminated from the Company’s ongoing operations; and (3) the Company will not have any significant continuing involvement in the component, then the component’s results of operations are presented as discontinued operations for all periods. Operating losses from discontinued operations are recognized in the period in which they occur. Long-lived assets (or groups of assets and related liabilities) classified as held for sale, are measured at the lower of carrying amount or fair value less cost to sell.

2.12.     Pension, Retirement and Post Employment Obligations

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

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

Individual employment contracts, collective bargaining agreements and statutes in certain countries where the Company operates generally provide for severance indemnities in the event of involuntary employee terminations. Indemnities may range generally from several months to, for certain key employees, several years of the related employee’s annual salary. Those severance indemnities that are provided for by collective bargaining agreement or statutes generally accumulate and when they are probable and can be reasonably estimated, they are accrued ratably over the service period. Those severance indemnities that are allowed through individual contracts generally do not vest or accumulate and are therefore accrued when the decision to sever the individual is made. Key employees are also generally subject to non-competition agreements.

2.13.     Income Taxes

In accordance with the SFAS No. 109, ‘‘Accounting for Income Taxes,’’ the Company records deferred tax assets and liabilities using enacted tax rates that account for the effect of temporary differences between the book and tax bases of assets and liabilities. If enacted tax rates change, the Company would adjust its deferred tax assets and liabilities through the provision for income taxes in the period of the change to reflect the enacted tax rate expected to be in effect when the deferred tax items are reversed. The Company records a valuation allowance on deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Cumulative losses weigh heavily in the overall assessment.

2.14.     Foreign Currency Transactions

Foreign currency transactions are converted at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are converted at the respective exchange rates prevailing at the balance sheet date.

2.15.     Earnings per share

Basic net income (loss) per share is computed on the basis of the weighted-average number of Havas shares issued after deducting the weighted average number of treasury shares. Diluted net income (loss) per share takes into account share equivalents having a dilutive effect. Potential shares include: convertible bonds (Note 10), stock options granted to employees (Note 12), converted stock options granted by Snyder Communications for SNC and Circle.com shares (Note 12) and warrants to subscribe for Havas shares.

2.16.     Treasury Stock

Treasury share purchases are accounted for at cost. The sale of treasury shares is accounted for at first in first out cost method. Gains or losses on the sale of treasury shares are accounted for as retained earnings and do not affect reported results of operations.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

2.17.     Stock Options

At December 31, 2003, the Company had stock-based employee compensation plans, which are more fully described in Note 12. The Company accounts for those plans under the recognition and measurement principles of Accounting Practices Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.”

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No 123, “Accounting for Stock-Based Compensation,” to stock-based compensation.

	2003	2002	2001

Net loss, as reported	(423,025)	(1,433,118)	(174,909)
Deduct: compensation expense, net of related tax effects	(6,672)	(32,624)	(43,872)
Add: Stock-based compensation expense, net of related tax effects	—	11,227	15,794
Net loss, pro forma	(429,697)	(1,454,515)	(202,987)
Net loss per share basic, as reported	(1.42)	(4.86)	(0.62)
Net loss per share basic, pro forma	(1.45)	(4.93)	(0.72)
Net loss per share diluted, as reported	(1.42)	(4.86)	(0.62)
Net loss per share diluted, pro forma	(1.45)	(4.93)	(0.72)

Based on recent trading prices of the Company’s shares, most of the outstanding options to purchase the Company’s shares have become out of the money. As of December 31, 2003, of the 30,734,948 options outstanding, 20,005,314 options had an exercise price above the 20-day average trading price of the Company’s shares on Euronext Paris as of that date.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model based on the following assumptions:

	2003	2002	2001

Expected life (in years)	4	4	7
Risk-free interest rates	2.81 to 3.35%	3.35 to 4.46%	4.65 to 4.97%
Expected dividend yield	2.00 to 3.35%	2.00 to 3.65%	1.13 to 1.06%
Expected volatility	30%	30%	30%

2.18.     Concentration of Credit Risk

The Company provides advertising and communications services to a wide range of clients that operate in many different industry sectors around the world. The Company grants credit to all qualified clients and does not believe it is exposed to any undue concentration of credit risk related to either a specific country or customer. Consequently, concentrations of credit risk with accounts receivable are limited. The Company used derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, which are negotiated with leading banks, thus limiting the counterpart risks. The Company invests its excess cash in short-term securities with financial institutions and limits the amount of credit exposure to any one counterpart.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

2.19.     Derivative Financial Instruments

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

Derivatives that are not hedges must be adjusted to fair value through the consolidated statement of income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of a derivative used as a hedge is required to be recognized immediately in the statement of income.

For derivative financial instruments to qualify for hedge accounting, the following criteria must be met: (1) the hedging instrument must be designated as a hedge; (2) the hedged exposure must be specifically identifiable and expose the Company to risk; and (3) it must be highly probable that a change in fair value of the derivative financial instrument and an opposite change in the fair value of the hedged exposure will have a high degree of correlation.

Currently, the Company does not have any derivative financial instruments outstanding that are designated as hedges. Therefore, the Company’s derivative financial instruments are recorded on the balance sheet as either assets or liabilities and are revalued to the current market rate, with any resulting gains or losses recorded in the statement of income in the current period.

2.20.     Restructuring Charges

Restructuring charges were recorded in 2001 and in 2003, associated with the Company’s formal restructuring plan. The related reserves reflect many estimates, including those pertaining to separation costs and obligations under real estate leases, net of estimated sublease income. The Company reassesses the reserve requirements to complete its restructuring plan at the end of each reporting period. The 2001 restructuring plan has been recorded in accordance with Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring.)” The 2003 restructuring plan has been recorded in accordance with SFAS No.146 “Accounting for Costs Associated with Exit or Disposal Activities.” As real estate market conditions change, the Company may have further refinements in the future, either upward or downward, to the original charge recorded.

2.21.     Contingent Acquisition Obligations

Certain of the Company’s acquisition contracts provide for contingent consideration based on earnings (an “earn-out”). The Company utilizes earn-out structures in an effort to minimize the risk to the Company associated with potential future negative changes in the performance of the acquired entity. The ultimate amounts payable are dependent upon future results of the acquired entity. The Company does not record the contingent consideration as additional purchase price for these items on its balance sheet until the applicable contingency is resolved and additional consideration is determinable. However, if the contingent consideration is conditioned on the employment of any selling shareholder, the Company applies EITF consensus on issue No. 95-8, “Accounting for Contingent Consideration Paid to Shareholders of an Acquired Enterprise in a Purchase Business Combination,” which requires that compensation expense be accrued as more fully described in Note 11.

Actual results can differ from these estimates and, as a result, the actual amount that the Company pays may be different from these estimates. These obligations change from period to period as a result of earn-out payments made during the current period, changes in the previous estimates of the acquired entities’ performances, changes in foreign exchange rates and the addition of new contingent obligations resulting from acquisitions with earn-out structures that were completed in the current period. These differences could be material (See Note 21).

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

In addition, owners of interests in certain subsidiaries or affiliates of the Company have the right in certain circumstances to require the Company to purchase their interests (a “buy-out”). The purchase price for a buy-out is generally based upon a multiple of future earnings and in some cases is conditioned on the continued employment of the related shareholders. The Company accounts for these arrangements as restricted stock plans. The ultimate amount payable in the future relating to these transactions will vary because it is generally dependent on the future results of operations of the subject businesses and the timing the buy-out is exercised. The actual amounts that the Company pays may be different from these estimates. These differences could be material (See Note 21).

2.22.     Advertising Costs

Advertising costs are expensed as incurred. Advertising expense amounted to 13,528, 14,162 and 11,484 for the years ended December 31, 2003, 2002 and 2001, respectively.

2.23.     Recently Issued Accounting Pronouncements

In January 2003, Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, an Interpretation of Accounting Research Bulletin (ARB) No. 51. This interpretation provides guidance on how to apply the controlling financial interest criteria in ARB 51 to variable interest entities. Given the Interpretation’s complexity, the FASB issued several FASB Staff Positions (FSPs) throughout 2003 to clarify the Board’s intent on certain of the Interpretation’s provisions, and in December 2003, the Board revised the Interpretation (FIN 46-R) to address certain technical corrections and to clarify many of the implementation issues that had arisen. Variable interest entities (VIEs) include many entities that have previously been referred to as special-purpose entities (SPEs), but also may include many other entities not previously thought of as SPEs. A variable interest entity is an entity that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a company to consolidate a variable interest entity if the company is subject to a majority of the risk of loss from the variable interest entity’s activities or is entitled to receive a majority of the entity’s residual returns or both. The application of this interpretation is required at December 31, 2003 for entities created after February 1, 2003 and at December 31, 2004 for other entities. The adoption of this Statement will not have a material effect on the Company’s results of operations, financial position or cash flows.

In December 2003, FASB issued a revision of SFAS No. 132, “Employers’ disclosures about pensions and other postretirement benefits” to improve financial statement disclosures for defined benefit plans. This statement requires that companies provide more details about their plan assets, benefits obligations, cash flows, benefit costs and other relevant information. Disclosures of certain information (such as estimated future benefit payments or information about foreign plans) are effective for fiscal years ending after June 15, 2004.

In November 2002, the EITF reached a consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not expect that the adoption of EITF 00-21 will have a significant impact on its results of operations, financial position or cash flows.

2.24.     Reclassifications

Certain amounts applicable to prior periods have been reclassified to conform to the classifications followed in 2003.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

3.            ACQUISITIONS

The Company did not acquire any significant subsidiaries in 2003. The Company acquired 9 small entities in 2003 for an aggregate amount of 11,486, including acquisition costs, resulting in a preliminary goodwill of 9,623. Revenues from such acquisitions reflected in the 2003 Consolidated Statements of Operations amount to 5,892. The Company is in the process of finalizing the purchase price allocation to the net assets acquired and liabilities assumed.

The Company did not acquire any significant subsidiaries in 2002. The Company acquired 3 small entities in 2002 for an aggregate amount of 22,007, including acquisition costs, resulting in a goodwill of 20,731. These acquisitions added 7,776 to the Company’s 2002 net revenues.

4.            PROPERTY AND EQUIPMENT, NET

Property and equipment, net are comprised of the following:

	Useful lives	As of December 31,

		2003	2002

Land	—	559	4,453
Buildings	25-33 years	58,265	78,740
Furniture, fixtures and equipment	3-10 years	335,804	451,527

		394,628	534,720
Less: Accumulated depreciation		(245,691)	(320,082)

		148,937	214,638

Included in property and equipment are assets recorded under capital leases with costs of approximately 11,044 and 35,482 as of December 31, 2003 and 2002, respectively. The accumulated depreciation of these assets amounted to 3,261 and 11,999 as of December 31, 2003 and 2002, respectively.

Depreciation expense amounted to 53,099, 72,369 and 84,886 for the years ended December 31, 2003, 2002 and 2001, respectively.

5.            GOODWILL, NET

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

During 2003 and 2002, the Company performed its annual impairment review for goodwill and recorded a charge of 69,488 and 362,518 respectively, which is recorded as a component of operating income in the accompanying consolidated statements of operations. The 2003 impairment is the result of the elimination of one of the Company’s reporting units in connection with its strategic reorganization whereas the 2002 impairment is the result of a decline of market conditions in the advertising and communications industry in the course of 2002.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

The changes in the carrying amount of goodwill for each of the two-year period ended December 31 are as follows:

Balance as of January 1, 2002	3,450,235
Currency translation adjustment	(158,395)
Workforce reclassified as goodwill	15,885
Goodwill acquired during the year	20,731
Goodwill arising from earn-out, buy-out payments	54,531
Goodwill written off related to sale of business	(8,010)
Impairment loss due to SFAS 142 adoption	(1,120,800)
Impairment loss during the year	(362,518)
Balance as of December 31, 2002	1,891,659
Currency translation adjustment	(123,145)
Goodwill acquired during the year	9,623
Goodwill arising from earn-out, buy-out payments	15,050
Goodwill written off related to business sold or abandoned	(64,910)
Goodwill reclassified as Assets Held for Sale	(13,481)
Impairment loss during the year	(69,488)
Balance as of December 31, 2003	1,645,308

A reconciliation of reported income (loss) before change in accounting principle and net income (loss) before change in accounting principle per share for prior periods to exclude amortization of goodwill is as follows:

	2003	2002	2001

Net loss before effect of change in accounting principle, as reported	(423,025)	(312,318)	(174,909)
Add back: Goodwill amortization	—	—	105,895
Net loss before effect of change in accounting principle, adjusted	(423,025)	(312,318)	(69,014)
Net loss per share, basic, as reported	(1.42)	(4.86)	(0.62)
Net loss per share, basic, adjusted	(1.42)	(4.86)	(0.25)
Net loss per share, diluted, as reported	(1.42)	(4.86)	(0.62)
Net loss per share, diluted, adjusted	(1.42)	(4.86)	(0.25)

6.            OTHER INTANGIBLE ASSETS, NET

Other intangible assets subject to amortization consist of the following:

	As of December 31,

	2003	2002

Customer base	209,243	218,846
Database	29,006	34,932
Trademarks	80,909	118,887
Patents, licenses and other intangibles	31,285	41,949
Less: Accumulated amortization	(114,380)	(97,360)

	236,063	317,254

The aggregate amortization expense for the year ended December 31, 2003 is 31,119. The estimated aggregate amortization expense for each of the five succeeding years is as follows: 27,000 for 2004; 27,000 for 2005; 25,000 for 2006; 17,000 for 2007; and 17,000 for 2008.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

Due to the Company’s 2003 reorganization, an impairment test has been conducted on certain intangible assets resulting in a 20,750 charge on trademarks which is reflected as “Goodwill and other intangible impairment” in the Consolidated Statements of Operations.

7.            RESTRUCTURING AND OTHER CHARGES

In the fourth quarter of 2003, the Company completed the strategic reorganization of its business operations that was announced in September 2003. The Company initiated the strategic reorganization to strengthen its integrated communications capability, to simplify its organizational structure, and to promote greater synergies among the agencies by refocusing its activities around its two global networks, Euro RSCG Worldwide and Media Planning Group, and its creativity-focused network, Arnold Worldwide Partners.

The Company also implemented a restructuring plan, primarily in the United States and the United Kingdom, to reduce costs. This plan resulted in pre-tax restructuring costs and other charges in the amount of 92,424. This charge includes pre-tax severance and other personnel-related costs of 39,353, pre-tax occupancy and facilities-related costs of 37,783 as well as other charges of 15,288 including 8,836 asset write downs.

The severance and other personnel related charges of 39,353 reflected the elimination of 1,158 positions worldwide, most of them in Europe and North America. The employee groups affected included all levels and functions across the Company. All positions had been eliminated or identified for elimination at December 31, 2003, and the remaining reserve balance of 25,529 at December 31, 2003 reflects costs relating to severance and other termination benefits to be settled in 2004.

This reorganization will also affect the 2004 Consolidated Statements of Operations. The completion of the plan will result in the abandonment and closure of 40 offices representing about 70,000 m2 principally located in Great Britain and in North America. Lease terminations include remaining lease obligations net of estimated sublease income at December 31, 2003. Such termination costs were based upon an estimate of the amounts that the Company expected to pay over the terms of these leases, based on its assumptions regarding offsetting sublease income. The remaining balance in occupancy and facilities-related reserves of 31,761 at December 31, 2003 relates to non-cancelable lease commitments in excess of estimated sublease income for abandoned facilities that will be paid out over the remaining lease periods, ranging from one to ten years.

The following table displays the activity and balances of the restructuring reserve account:

	Severance and other personnel- related	Occupancy and facilities- related	Other	Total

2003 Charge	39,353	37,783	15,288	92,424
Foreign exchange translation	(1,501)	(2,393)	(877)	(4,771)
Non cash items	—	—	(8,836)	(8,836)
Amount used	(12,323)	(3,629)	(3,199)	(19,151)
Balance at December 31, 2003	25,529	31,761	2,376	59,666

During 2001, the Company recorded approximately 128,370 in pre-tax restructuring and other charges associated with the Company’s worldwide initiative to reduce costs. This charge included pre-tax severance and other personnel-related costs of 61,294, pre-tax occupancy and facilities-related costs of 51,447 as well as pre-tax asset write-downs and other charges of 15,629 (including 14,106 asset depreciation / write-downs which are not included in “Reserve established” as they are non-cash items).

The severance and other personnel-related charges reflected the elimination of 2,826 positions worldwide, approximately 80% of which occurred in Europe and North America. The employee groups affected included executive and regional management and administrative personnel. All positions had been eliminated at December 31, 2002. During 2002, a personnel related reserve was reversed in the amount of 907 which primarily related to one entity, Circle.com, where the amounts actually paid were less than estimated, although the headcount reduction was unchanged.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

The pre-tax occupancy and facilities-related costs of 51,447 in 2001 associated with lease terminations and other exit costs resulted primarily from the abandonment and closure of office space predominantly located in North America. Lease terminations include remaining lease obligations net of estimated sublease income. Such termination costs were based upon an estimate of the amounts that the Company expected to pay over the terms of these leases, based on the Company’s assumptions regarding offsetting sublease income. During 2003 and 2002, as local real estate markets changed, the Company adjusted its estimated sublease income over the related lease terms, which resulted in an additional restructuring reserve of 5,957 and 2,554 respectively and in a reversal of previously recorded reserves of 236 and 5,130, respectively. The remaining balance in occupancy and facilities-related reserves at December 31, 2003 relates to non-cancelable lease commitments in excess of estimated sublease income for abandoned facilities that will be paid out over the remaining lease periods, ranging from one to 12 years.

The following table displays the activity and balances of the restructuring reserve account:

	Severance and other personnel- related	Occupancy and facilities- related	Other	Total

Reserve established	61,294	51,447	1,523	114,264
Amount used	(52,506)	(7,691)	(341)	(60,538)
Balance at December 31, 2001	8,788	43,756	1,182	53,726
Foreign exchange translation adjustment	(381)	(6,148)	(122)	(6,651)
Deductions:
- Amounts used	(6,819)	(15,446)	(132)	(22,397)
- Reversals	(907)	(5,130)	—	(6,037)
Change in original estimate	—	2,554	—	2,554
Balance at December 31, 2002	681	19,586	928	21,195
Foreign exchange translation adjustment	(60)	(3,774)	(158)	(3,992)
Deductions:
- Amounts used	(605)	(6,161)	(770)	(7,536)
- Reversals	(16)	(236)	—	(252)
Change in original estimate	—	5,957	—	5,957
Balance at December 31, 2003	—	15,372	—	15,372

8.            DISCONTINUED OPERATIONS – HELD FOR SALE

In the fourth quarter of 2003, the Company completed the strategic reorganization of its business operations that was announced in September 2003. As part of its strategic reorganization, the Company’s management targeted for sale or cessation of operations a number of companies that are not engaged primarily in activities within its core areas of competence, are not strategic investments or otherwise do not fit into our new organization. As of April 30, 2004, all operations targeted for cessation have been closed and around 80% (in terms of revenue) of companies to be disposed of have been sold or are about to be sold.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

In accordance with SFAS 144, the results of operations of the businesses sold or to be disposed of at December 31, 2003 have been reported as “Discontinued” in the current and prior periods. The table below reports the breakdown of the discontinued operations:

DISCONTINUED OPERATIONS	2003	2002	2001

Loss on disposal	(75,925)	—	—
Income (loss) from discontinued operations (excluding loss on disposal)	(29,129)	3,301	4,915
Benefit (provision) for income taxes	6,972	(3,254)	(4,157)
Income (loss) from discontinued operations (net of tax)	(98,082)	47	758

The major classes of assets and liabilities classified as “Held for sale” in the accompanying Consolidated Balance Sheets are disclosed below:

ASSETS HELD FOR SALE	2003	LIABILITIES HELD FOR SALE	2003

Goodwill, net	16,200		—
Accounts receivable	31,856	Short-term borrowings	6,109
Cost billable to clients	6,049	Accounts payable	14,005
Prepaid expenses and advances to suppliers	7,163	Other payables	4,770
Other assets	2,202	Other liabilities	3,280
Assets held for sale at December 31, 2003	63,470	Liabilities held for sale at December 31, 2003	28,164

9.            EQUITY INVESTMENTS

	2003		2002

	Investment amount	Equity in net Income (loss)	Investment Amount	Equity in net income (loss)

Others	2,733	710	1,189	(9)

Equity investments	2,733	710	1,189	(9)

10.         CONVERTIBLE BONDS AND LONG-TERM AND SHORT-TERM BORROWINGS

Convertible Bonds

On May 22, 2002, the Company issued 41,860,465 unsecured convertible and/or exchangeable bonds, each with a nominal value of €10.75, for an aggregate principal amount of 450,000. The Company received net proceeds of approximately 443,500 from this issuance. The coupon rate of the bonds is 4.0% per annum, payable annually in arrears on January 1 of each year, beginning January 1, 2003, and the gross yield to maturity also is 4.0% per annum, assuming no conversion or redemption occurs prior to maturity. The implicit interest rate, including issue costs, is 4.26% per annum. The bonds have a maturity date of January 1, 2009. Each bond currently is exercisable at any time at the option of the holder for 1.035 Havas shares, subject to specified anti-dilution adjustments, which exercise may, at the Company’s option, be a conversion for newly issued shares, an exchange for treasury shares or a combination thereof.

In accordance with French law, the conversion/exchange ratio has been adjusted from 1 to 1.035 due to the distribution of a portion of paid-in capital in connection with the Company’s payment of its annual dividend to shareholders on June 11, 2002 and on June 18, 2003. The bonds have a redemption value at maturity equal to their nominal value. The Company has the option to redeem all, but not less than all, of the outstanding bonds between January 1, 2005 and December 31, 2008 at their nominal value plus accrued interest if the product of (1) the conversion/exchange ratio and (2) the arithmetic mean of the closing prices of Havas shares on Euronext Paris during 20 consecutive trading days chosen by the Company from among the 40-trading day period preceding publication of a notice of early redemption, exceeds 125% of the nominal value of the bonds. The Company also has the option to redeem, all, but not less than all, of the bonds at their nominal value plus

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

accrued interest at any time when less than 10% of the bonds issued remain outstanding. In connection with this issuance, the Company agreed not to give any other bonds any preference over the bonds, or reduce its share capital or alter the way it allocates profits.

The General Meeting of holders of these Havas bonds met on December 1, 2003 and approved the payment by the Company of €1.20 per bond, payable in cash in a single installment on January 1, 2004, in exchange for a waiver of the option they had to cause the Company to redeem the bonds at its nominal value plus accrued interests on January 1, 2006 (Put). This amount is reflected in “Other payables” in the accompanying consolidated Balance Sheets as of December 31, 2003. As a result of this transaction, the maturity date of the 450,000 series of bonds is postponed with certainty until January 1, 2009. The total expense for the Company amounted to 51,108 including 875 consulting fees reflected as “Other financial expense” in the Consolidated Statements of Operations. Based on the Emerging Issues Task Force (“EITF”) consensus on issue No. 96-19 “Debtor’s accounting for a modification or exchange of debt instruments,” this operation has been accounted for in accordance with paragraph 16 of Statement 125, resulting in a 10,666 loss which is reflected as “Other financial expense” in the accompanying Consolidated Statements of Operations. No conversion of any bond has been exercised since its issuance. The aggregate amount of the outstanding bonds at December 31, 2003 amounted to 473,602 comprised of 455,715 in aggregate principal and 17,887 in interests.

On December 22, 2000, the Company issued 32,817,012 unsecured convertible and/or exchangeable bonds, each with a nominal value of €21.60, for an aggregate principal amount at issuance of 708,848. The Company received net proceeds of 694,859 from this issuance. The coupon rate of the bonds is 1.0% per annum, payable annually in arrears on January 1 of each year, beginning January 1, 2002, and the gross yield to maturity is 4.25% per annum, assuming no conversion or redemption occurs prior to maturity. The implicit interest rate, including issue costs, is 4.67% per annum. The bonds have a maturity date of January 1, 2006. Each bond currently is exercisable at any time at the option of the holder for 1.035 Havas shares, subject to specified anti-dilution adjustments, which exercise may, at the Company’s option, be a conversion for newly issued shares, an exchange for treasury shares or a combination thereof. In accordance with French law, the conversion/exchange ratio has been adjusted from 1 to 1.035 due to the distribution of a portion of paid-in capital in connection with the Company’s payment of its annual dividend to shareholders on June 11, 2002 and on June 18, 2003. The bonds have a redemption value at maturity of €25.44 per bond, or approximately 117.78% of their nominal value. The Company has the option to redeem all, but not less than all, of the outstanding bonds between January 1, 2004 and December 31, 2005, at an early redemption price that guarantees the holder of the bond a yield to maturity equivalent to the rate the holder would have obtained upon redemption at maturity, if the product of (1) the conversion/exchange ratio and (2) the arithmetic mean of the closing prices of Havas shares on Euronext Paris during 20 consecutive trading days chosen by the Company from among the 40-trading day period preceding publication of a notice of early redemption, exceeds 115% of the early redemption price. The Company also has the option to redeem all, but not less than all, of the bonds at their nominal value plus accrued interest at any time when less than 10% of the bonds issued remain outstanding. In connection with this issuance, the Company agreed not to issue bonds with any preference over these bonds, or reduce its share capital or alter the way it allocates profits. The aggregate amount of the outstanding bonds at December 31, 2003 amounted to 629,365 comprised of 565,580 in aggregate principal, 58,130 in accrued premium through that date and 5,655 in interests. Assuming no conversion, redemption or repurchase, an additional 42,418 of premium would accrue on those bonds through maturity. During the last quarter of 2002, the Company repurchased 1,342,046 of its convertible and/or exchangeable bonds issued in December 2000 resulting in a gain of 4,771 which is reflected as “other financial income” in the accompanying Consolidated Statements of Operations. During the first quarter of 2003, the Company repurchased 5,290,000 of its convertible bonds issued in December 2000 resulting in a gain of 12,231 which is reflected as “Other financial income”.

On February 12, 1999, the Company issued 1,223,405 unsecured convertible and/or exchangeable bonds due January 1, 2004, each with a nominal value of €188, for an aggregate principal amount at issuance of 230,000. The Company received net proceeds of 225,336 from this issuance. The coupon rate of the bonds is 1.0% per annum, payable annually in arrears on January 1 of each year, and the gross yield to maturity is 1.75% per annum, assuming no conversion or redemption occurs prior to maturity. The implicit interest rate, including issue costs, is 2.18% per annum. The bonds have a maturity date of January 1, 2004. At December 31, 2003, the aggregate amount of the outstanding bonds amounted to 89,434, comprised of 85,344 in aggregate principal, 3,237 in accrued premium through that date and 853 in interest. The redemption of bonds was made on January 1, 2004.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

Long-Term Borrowings

Long-term borrowings consist of the following:

	As of December 31,

	2003	2002

U.S. dollar denominated bank loans, at variable rates ranging from 1.36% to1.49%, due 2004 to 2006 (1.6% to 2.1%, due 2004 to 2006 as of 2002)	27,779	47,727
Convertible bond of a subsidiary (Havas UK plc) with a fixed rate of 7.6%	56,754	61,491
Less: Forward sale agreement on Havas UK shares	(45,992)	(46,743)
Other—weighted average interest of 6.6% (6.1% as of 2002)	1,878	2,455

Total	40,419	64,930

Less: Current maturities of long-term borrowings	(31,388)	(18,100)

Long-term borrowings	9,031	46,830

Future minimum payments as of December 31, 2003, on long-term borrowings, excluding capital leases, are as follows:

Year	2003

2004	31,388
2005	4,391
2006	4,084
2007	116
2008	92
Thereafter	348

40,419

Less: Current maturities	(31,388)

9,031

Convertible bond of Havas UK plc

On January 19, 2000, Havas UK plc, formerly Evelink plc, an indirect, wholly owned subsidiary of the Company, issued a 56,754 convertible bond due July 19, 2007 to Banque Nationale de Paris S.A. (“BNP”). This convertible bond bears interest at the rate of 7.6% per annum and is convertible, at the option of the holder, at any time from January 19, 2000 through January 19, 2007 into 117,131 ordinary shares of Havas UK plc, subject to specified anti-dilution adjustments. In addition, Havas UK plc issued a warrant to BNP authorizing the holder of the warrant, upon payment of £40 million (56,754) to purchase from Havas UK plc 117,131 ordinary shares of Havas UK plc on January 19, 2007, subject to specified anti-dilution adjustments. The right to purchase such ordinary shares under the warrant will lapse in the event that the conversion right of this convertible bond is exercised.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

On the same date, Havas International S.A., a wholly owned subsidiary of the Company, and BNP, as the initial holder of the bond, entered into a forward sale agreement under which Havas International S.A. paid 45,992 to BNP for the future purchase of the same number of Havas UK plc ordinary shares as issuable on conversion of this convertible bond.

In the absence of a right of setoff, this convertible bond and the investment of 45,992 resulting from the forward sale agreement are presented separately in the table above. The interest expense related to this convertible bond is determined using the net proceeds (10,762) as a basis for applying the effective rate of 7.605%. Such net proceeds are presented under proceeds from borrowing in the Consolidated Statements of Cash Flow.

CIRCUS agreement

In 1999, a U.S. subsidiary of the Company borrowed $30 million (23,753) from an international bank (the ‘‘Bank’’). In connection with this loan, the Company agreed with the Bank to make a deposit in the same amount to allow the subsidiary to borrow the funds. The terms of the agreement provide that the deposit and debt mature simultaneously in six equal annual installments from June 4, 2001 to June 5, 2006, and the debt and deposit have therefore been reduced to $15 million (11,876) at December 31, 2003. The deposit has been classified as restricted deposits under ‘‘Other assets’’ (11,876 as converted at the spot rate at the closing date for the loan) in the balance sheet as of December 31, 2003 (19,071 as of December 31, 2002). The debt bears interest at LIBOR plus a margin, and interest on the deposit is at LIBOR less a margin. The Company entered into a combined interest and currency swap arrangement, referred to as “CIRCUS”, with the Bank with the effect of transforming this $15 million deposit into a euro deposit of 14,315 at EURIBOR less a margin. The maturities of the CIRCUS are identical to those of the deposit both in terms of dates, currency and amounts. As of December 31, 2003, an exchange gain on the CIRCUS was recorded in the Consolidated Statements of Operations under “exchange rate gain” for 10 (a gain of 51 for 2002). As of December 31, 2003, an exchange loss on the deposit was recorded in the consolidated statements of operations under “exchange rate loss” for 2,439 (a loss of 15 in 2002).

Short-Term Borrowings

Included in short-term borrowings in the amounts of 52,943 and 53,742 at December 31, 2003 and 2002, respectively, are primarily borrowings by subsidiaries under the terms of various short-term borrowing arrangements. The weighted-average interest rates on these short-term borrowings outstanding at December 31, 2003 and 2002 were 2.6% and 2.9%, respectively. Also included in short-term borrowings in the amounts of 46,214 and 67,058 at December 31, 2003 and 2002, respectively, are overdraft amounts resulting from various lines of credit of subsidiaries. These overdraft amounts bear interest at the prevailing market rates in the countries of the subsidiaries. In the aggregate, the Company had unused lines of credit available under short term and overdraft borrowing arrangements of 159,338 and 193,091 at December 31, 2003 and 2002, respectively, carrying interest at prevailing market rates.

Covenants

The Company and some of its subsidiaries are subject to restrictive covenants under borrowings at the subsidiary level. Covenants on Company debt include total borrowing levels in some countries and minimum shareholders’ consolidated equity, among others. In addition, the Company guarantees significant loans of its subsidiaries.

As of December 31, 2003, the Company was not in compliance with financial covenants under two credit facilities, for an aggregate principal amount of 22,638. However, the credit facility banks waived any default with respect to the noncompliance. As of December 31, 2003, the Company and its subsidiaries were in compliance with all other financial covenants related to the borrowings described above.

As of December 31, 2002, the Company was not in compliance with financial covenants under two credit facilities, for an aggregate principal amount of 33,820. However, the credit facility banks waived any default with respect to the noncompliance. As of December 31, 2002, the Company and its subsidiaries were in compliance with all other financial covenants related to the borrowings described above.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

11.         COMPENSATION TO FORMER SHAREHOLDERS OF ACQUIRED BUSINESSES

In connection with the acquisition of private companies, the Company typically enters into agreements with some or all of the selling shareholders that provide for the payment of contingent consideration based upon a multiple of future earnings of the acquired company. In certain cases, their right to such contingent consideration is conditioned on the continued employment of such selling shareholders (an ‘‘Earn-Out’’) and are partially or totally forfeited if they leave the acquired company before certain future dates. EITF consensus on issue No. 95-8 requires that in those circumstances the amount paid in excess of what the selling shareholders are entitled to if they left the acquired company at the date of the relevant agreement be recorded as compensation expense. The amounts recorded in each of the periods presented have been determined on the basis of the earnings formula upon which the contingent consideration is based and allocated on a straight-line basis over the period the employees are required to stay with the acquired company to obtain the maximum amount of the Earn-Out. Estimates used in connection with such computations are based upon the latest available earnings data and the related formulas and are revised every year.

In the case of partial acquisitions, the purchase contracts generally include put and call provisions to buy the remainder of the equity of the acquired company at some future date (the ‘‘Buy-Out’’). The purchase price for the Buy-Out is generally based upon a multiple of future earnings (the ‘‘Formula’’) and in certain cases is conditioned on the continued employment of the related shareholders (the ‘‘Minority Shareholders’’). The Company accounts for these arrangements as restricted stock plans. The Formula is applied at the end of every period on the basis of latest available earnings data and any amount in excess of what the Minority Shareholders would get if they left the acquired company at the date of the purchase contract is treated as compensation expense, which is allocated to every period presented under a method similar to the one used for Earn-Out provisions. The share in the earnings of the related subsidiaries attributable to the Minority Shareholders, included in such amounts, is presented as “Minority interests.”

Compensation expense related to the arrangements described above was:

	2003	2002	2001

Earn-out	1,839	6,008	16,907
Buy-out	704	(15)	2,907

Recorded as compensation to shareholders of acquired businesses	2,543	5,993	19,814
Recorded as minority interests	1,101	2,344	2,103

As of December 31, 2003, the contingent payments expected to be made based upon the assumptions used for the determination of compensation expense amounted to approximately 7,076 (18,277 as of 2002), of which 6,004 (16,530 as of 2002) were accrued as of the same date.

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

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

12.         EMPLOYEE STOCK OPTION PLANS

Havas share options

The following table sets forth information with respect to the status of outstanding options granted under Havas’s stock option plans for the years ended December 31, 2003, 2002 and 2001 (except options issued in connection with the acquisitions of the SNC common stock and the Circle.com common stock of Snyder Communications which are disclosed separately below).

	Year ended December 31,

	2003		2002		2001

	Shares	Weighted Average Price	Shares	Weighted Shares Average Price	Shares	Weighted Average Price

		(in €)		(in €)		(in €)
Outstanding at the beginning of the year	28,965,694	11.09	24,340,121	11.87	17,118,080	10.15
Options granted	4,525,250	3.35	6,131,285	8.58	7,814,662	15.22
Options exercised	(970,940)	4.09	(880,949)	3.57	(480,805)	4.15
Options forfeited	(2,169,925)	12.12	(1,282,346)	13.40	(111,816)	15.61
Equity restructuring adjustment (1)	384,869	—	657,583	—	—	—

Outstanding at the end of the year	30,734,948	9.96	28,965,694	11.09	24,340,121	11.87

Exercisable at the end of the year	20,393,481	11.22	16,824,612	10.44	7,547,776	11.30

Weighted-average fair value of options Granted during the year		0.75		2.02		5.60

(1)

In accordance with French law, the number of options and the exercise price have been adjusted due to the distribution of a portion of paid-in capital in connection with the Company’s payment of its annual dividend to shareholders on June 18, 2003 and June 11, 2002.

The following table summarizes information with respect to fixed stock options outstanding under the Company’s stock option plans at December 31, 2003:

Exercise Prices	Number Outstanding at December 31, 2003	Weighted-Average Remaining Contractual Life	Number Exercisable at December 31, 2003

(in €)		(in years)
4.45	6,217,896	0.5	6,217,896
6.13	1,246,498	1	1,246,498
7.37	728,602	2.1	728,602
8.79	289,877	2.5	289,877
10.49	206,866	2.7	206,866
15.17	849,698	2.9	849,698
26.72	919,078	3.2	919,078
24.17	413,737	3.4	413,737
17.16	3,126,540	3.8	3,126,540
14.98	3,781,978	4.2	2,588,413
14.35	2,976,031	4.4	1,983,811
8.31	5,442,106	5.1	1,814,362
4.79	24,303	5.9	8,103
2.67	2,696,738	7.1	—
4.03	315,000	9.5	—
4.38	1,500,000	7.8	—

	30,734,948		20,393,481

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

A summary of the Company’s option activity with respect to the converted SNC options for 2003 and 2002 is set forth below:

Converted SNC stock options

	Options Outstanding 2003	Weighted Average Exercise Price 2003	Weighted Average Exercise Price 2003	Options Outstanding 2002	Weighted Average Exercise Price 2002	Weighted Average Exercise Price 2002

	(In 000s)	(In USD)	(In Euro) (1)	(In 000s)	(In USD)	(In Euro) (1)
Outstanding at beginning of year	5,629	11.79	9.36	6,040	11.77	11.23
Exercised	(5)	3.01	2.39	(18)	2.40	2.29
Forfeited or expired	(2,432)	12.09	9.60	(393)	11.78	11.24

Outstanding at end of year	3,192	11.58	9.19	5,629	11.79	11.24

Exercisable at end of year	3,187	11.58	9.19	5,131	11.95	11.40

(1)	Translation of amounts from USD into Euro has been made solely for the convenience of the reader at the noon buying rate of €1 = $1.2597 on December 31, 2003.
(2)	Translation of amounts from USD into Euro as been made solely for the convenience of the reader at the noon buying rate of €1 = $1.0485 on December 31, 2002.

The converted SNC options outstanding at December 31, 2003 have exercise prices that range from $0.96 to $13.94 (at December 31, 2002, the range was from $0.96 to $17.59).

A summary of the Company’s option activity with respect to the converted Circle.com options for 2003 and 2002 is set forth below:

Converted Circle.com stock options

	Options Outstanding 2003	Weighted Average Exercise Price 2003	Weighted Average Exercise Price 2003	Options Outstanding 2002	Weighted Average Exercise Price 2002	Weighted Average Exercise Price 2002

	(In 000s)	(In USD)	(In Euro) (1)	(In 000s)	(In USD)	(In Euro) (1)
Outstanding at beginning of year	172	195.59	155.27	250	182.39	173.95
Exercised	—	—	—	—	—	—
Forfeited or expired	(66)	217.76	172.87	(78)	153.24	146.15

Outstanding at end of year	106	181.92	144.42	172	195.59	186.54

Exercisable at end of year	105	184.35	146.34	149	204.90	195.42

(1)	Translation of amounts from USD into Euro has been made solely for the convenience of the reader at the noon buying rate of €1 = $1.2597 on December 31, 2003.
(2)	Translation of amounts from USD into Euro has been made solely for the convenience of the reader at the noon buying rate of €1 = $1.0485 on December 31, 2002.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

The converted Circle.com options outstanding at December 31, 2003 had exercise prices that ranged from $0.08 to $272.43 (at December 31, 2002, the range was from $0.08 to $337.88).

The compensation expense related to the Company’s stock-based compensation is presented under ‘‘Stock-based compensation’’ and amounted to 0, 11,227 and 16,316 in 2003, 2002 and 2001, respectively.

In addition, certain subsidiaries have granted stock options to some of their employees with respect to their own stock. The strike price is usually based on a multiple of current earnings of the subsidiary at the award date (the ‘‘Multiple’’). Such options are generally exercisable five to seven years after the award date and require continuing employment. The parent companies of such subsidiaries have the option to buy back the shares if and when acquired by the employees and the employees have the option to put these shares to such parent companies. The buyback price is generally based upon the Multiple applied to the earnings level of the subsidiary when the option is exercised. The employees are required to put the shares to such parent companies when they leave the subsidiary. Under U.S. GAAP, such plans are performance plans and variable plan accounting is required. Accordingly, the Company makes an interim measurement of compensation on the basis of the formula price at the end of each period based upon the most recent available earnings data and allocates such costs to expenses over the period from award date to exercise date. As of December 31, 2003, 2002 and 2001, accrued compensation related to such plans amounted to 3,138, 4,963 and 6,146, respectively. The related compensation recorded for the years ended December 31, 2003, 2002 and 2001 amounted to 5,420, 1,722 and 2,342, respectively, and is presented under “Stock-based compensation.”

13.         PENSIONS AND OTHER BENEFITS

In accordance with the laws and practices of each country, the Company participates in employee benefits pension plans offering death and disability, retirement and special termination benefits. Those plans provide benefits of various types from flat currency amounts per year of service to final pay plans integrated with social security and multi-employer plans.

For defined contribution plans, expenses correspond to the contributions paid. The amount of contributions paid in 2003 is 17,076. For defined benefit pension plans, accruals and prepaid expenses are determined using the projected unit credit method.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

Defined benefit pension plans in France are unfunded. In 2003, the measurement date is as of December 31, 2003.

	Pension Benefits		Other Benefits

	2003	2002	2003	2002

Change in benefit obligation
Benefit obligation at beginning of the year	(94,503)	(81,114)	(11,984)	(9,497)
Service cost	(4,323)	(5,052)	(1,037)	(688)
Interest cost	(4,896)	(4,871)	(607)	(522)
Plan participants’ contributions	(423)	(1,371)	—	—
Amendments	—	(346)	(9)	(235)
Acquisitions/disposals	221	(1,512)	10	131
Curtailments / settlements	312	—	—	—
Actuarial gain (loss)	511	(9,135)	519	(1,356)
Benefits paid	4,171	3,357	192	183
Others (foreign currency translation)	6,238	5,541	—	—

Benefit obligation at end of the year	(92,692)	(94,503)	(12,916)	(11,984)
Accumulated Benefit obligation ( French companies only)	(13 523)	(13 039)	—	—

Change in plan assets
Fair value of plan assets at beginning of the year	52,128	57,937	—	—
Actual return on plan assets	3,236	3,998	—	—
Company contributions	1,579	2,730	—	—
Plan participants’ contributions	423	1,371	—	—
Acquisitions/disposals	—	2,708	—	—
Curtailments /settlements	(14)	—	—	—
Benefits paid	(2,180)	(1,614)	—	—
Actuarial gain (loss)	3,442	(10,681)	—	—
Others (foreign currency translation)	(4,375)	(4,321)	—	—

Fair value of plan assets at end of the year	54,239	52,128	—	—

Funded status of the plan	(38,453)	(42,375)	(12,916)	(11,984)
Unrecognized actuarial loss	20,033	26,874	398	917
Unrecognized actuarial prior service cost	199	276	228	235
Unrecognized actuarial transition obligation	—	—	—	—

Accrued benefit cost	(18,221)	(15,225)	(12,290)	(10,832)

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

Actuarial assumptions were as follows:

	Pension Benefits			Other Benefits

	2003	2002	2001	2003	2002	2001

Discount rate	5.7%	5.7%	5.5%	5.1%	5.1%	5.5%
Rate of compensation increase	3.0%	3.0%	3.0%	na	na	na
Expected return on plan assets	6.6%	6.6%	6.0%	na	na	na

The expected return of plan assets rate is based on the expected return of assets of similar duration in the domestic market of the plan.

	Pension Benefits			Other Benefits

	2003	2002	2001	2003	2002	2001

Annual cost
Service cost	4,323	5,052	3,851	1,037	688	372
Expected interest cost	4,896	4,871	4,223	607	522	254
Expected return on plan assets	(3,236)	(3,998)	(3,711)	—	—	—
Amortization of unrecognized prior service cost	33	40	—	16	—	—
Amortization of actuarial net loss (gain)	1,244	797	(11)	—	—	(354)
Amortization of net transition obligation	—	—	—	—	—	—
Curtailments/settlements	(114)	—	—	—	—	—

Net periodic benefit cost	7,146	6,762	4,352	1,660	1,210	272

Health care costs are assumed to increase (inflation excluded) by 3.8% in 2004, 3.3% in 2005 and 2.8% in 2006, decreasing gradually to 2.3% (ultimate).

Amounts recognized in the consolidated balance sheet were as follows:

	Pension Benefits			Other Benefits

	2003	2002	2001	2003	2002	2001

Accrued benefit liability	(34,062)	(26,492)	(16,080)	(12,289)	(10,832)	(9,936)
Prepaid benefit cost	2,354	2,318	2,684	—	—	—

Net amount accrued for	(31,708)	(24,174)	(13,396)	(12,289)	(10,832)	(9,936)

Accumulated other comprehensive income	13,487	8,949	—	—	—	—

Net amount recognized	(18,221)	(15,225)	(13,396)	(12,289)	(10,832)	(9,936)

The net accruals accounted for as of December 31, 2003, 2002 and 2001 in the accompanying Consolidated Balance Sheets can be compared with balances determined under U.S. GAAP as follows:

	Pension Benefits			Other Benefits

	2003	2002	2001	2003	2002	2001

Net amount accrued under U.S. GAAP	(31,708)	(24,174)	(13,396)	(12,289)	(10,832)	(9,936)
Minimum liability adjustment	13,487	8,949	—

Net amount accrued for in consolidated financial statements	(18,221)	(15,225)	(13,396)
Accrued	(20,575)	(17,543)	(16,080)
Prepaid	2,354	2,318	2,684

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

Regarding the other benefits plans, a one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-Percentage- Point Increase		One-Percentage- Point Decrease

	2003	2002	2003	2002

Effect on total of service and interest cost components	(611)	(608)	451	447
Effect on the post-retirement benefit obligation	(3,926)	(3,740)	2,985	2,830

14.         INCOME TAX

As of December 31, 2003 and 2002, the deferred tax assets and liabilities in the balance sheet were as follows:

	As of December 31,

	2003	2002

Deferred tax asset—Current	67,143	75,852
Deferred tax asset—Noncurrent	16,078	119,440
Deferred tax liability—Current	(19,387)	(14,763)
Deferred tax liability—Noncurrent	(74,675)	(100,633)

Net deferred tax asset (liability)	(10,841)	79,896

The Company’s provision for income tax includes the following components:

	As of December 31,

	2003	2002	2001

Current
France	3,085	11,419	16,213
State	—	1,765	335
Foreign	11,230	31,011	22,971

Total	14,315	44,195	39,519

Deferred
France	34,626	(6,101)	(5,699)
State	(2,192)	2,417	317
Foreign	60,900	(1,553)	(38,520)

Total	93,334	(5,237)	(43,902)

Provision for income tax	107,649	38,958	(4,383)

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

The provision for income tax differs from the amount computed by applying the French income tax rate as a result of the following:

	Year ended December 31,

	2003	2002	2001

Net loss from continuing operations	(324,943)	(1,433,165)	(175,667)
Minority interests	5,495	14,802	(4,272)
Provision for income tax	107,649	38,958	(4,383)
Equity in (earnings) losses of investees	(710)	9	(5,684)

Income from operations before income tax (1)	(212,509)	(1,379,396)	(190,006)

Provision for income tax using rates of 35.43%, 35.43% and 36% in 2003, 2002 and 2001, respectively	(75,292)	(488,720)	(68,130)
Stock-based compensation	1,742	4,588	6,717
Compensation to former shareholders of acquired businesses	901	2,123	7,133
Non deductible goodwill amortization and impairment	19,622	524,607	34,736
Loss on intercompany sale of consolidated company	—	(445,256)	—
Other permanent differences	3,488	36,658	3,667
Difference between French and foreign rates	(6,979)	(5,958)	7,157
Change in valuation allowance	164,167	410,916	4,337

Provision for (benefit from) income tax	107,649	38,958	(4,383)

(1)	Of which (77,809), 15,189 and (2,438) originated from French companies for 2003, 2002 and 2001, respectively.

Temporary differences that give rise to deferred tax assets and liabilities consist of the following:

	Year ended December 31,

	2003	2002

Tax effect on tax loss carry forward
Long-term capital losses	19,412	17,485
Ordinary tax loss carry forward	562,633	540,162

Total effect on tax loss carry forward	582,045	557,647
Temporary differences
Accrued vacation paid	734	402
Long-term incentive plan	2,403	5,726
Accrued pension costs	17,382	12,595
Amortization	27,922	37,651
Accrued expenses and others	73,884	51,082

Total temporary differences	122,325	107,456
Deferred tax assets, gross	704,370	665,103

Tax effect of temporary differences related to:
Deductible goodwill amortization	7,381	6,142
Intangibles	77,358	106,742
Other	9,323	2,512

Deferred tax liabilities	94,062	115,396

Less: valuation allowances	(621,149)	(469,811)
Net deferred tax asset (liability)	(10,841)	79,896

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

SFAS 109 “Accounting for Income Taxes” requires that a valuation allowance be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. All available positive and negative evidence needs to be considered, including Company’s performance, the market environment in which the Company operates, the utilization of past tax loss carry forwards, length of carry back and carry forward periods, existing contracts that will result in future profits. It further states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Therefore, cumulative losses weigh much more heavily in the overall assessment. The Company determined that positive evidences were not sufficient to overcome such negative evidence and concluded that it was therefore appropriate to establish a full valuation allowance for its deferred tax assets related to the Company’s US and French tax groups. Nevertheless, management continues to believe that business will achieve profitability in future years, and that the Company will be able to utilize these tax assets to minimize the US and French taxes for the next years.

The Company’s share of undistributed earnings of foreign subsidiaries that could be subject to additional income tax if remitted was approximately 203,842 and 286,836 as of December 31, 2003 and 2002, respectively. No provision has been recorded for the French and foreign taxes that could result from the remittance of such undistributed earnings since the earnings are permanently reinvested outside of France and it is not practicable to estimate the amount of such taxes.

As of December 31, 2003, the expiration dates of tax loss carry forwards are as follows:

As of December 31, 2003

December 31, 2004	24,295
December 31, 2005	8,372
December 31, 2006	5,205
December 31, 2007	11,318
December 31, 2008	14,336
Thereafter	1,657,214

1,720,740

15.         RELATED PARTY TRANSACTIONS

Transactions involving directors, officers and shareholders of Havas

Purchase of Havas Trademark from Vivendi Universal Publishing . On March 31, 2002, the Company purchased all rights held by Vivendi Universal Publishing to the “Havas” trademark, except derivative names of Havas, for 4,574. Before that time, the Company licensed the use of the name “Havas Advertising” from Vivendi Universal Publishing under annual license agreements.

Transactions Involving the Rodés Family . Media Planning Group and its subsidiaries have entered into the following transactions with members of the families of Fernando Rodés Vilà, one of the Company’s directors and executive officers and the chief executive officer of Media Planning Group, and Leopoldo Rodés Castañe, one of the Company’s directors and the father of Fernando Rodés Vilà, and or entities controlled by them.

In October 1991, the predecessor to Media Planning Group entered into an agreement with Gestora de Viviendas S.A. under which Gestora de Viviendas provides client development services to Media Planning Group and its subsidiaries in exchange for commissions on new clients developed by it. Under this agreement, Media Planning Group paid Gestora de Viviendas commissions of 360, excluding taxes, for these services provided in 2003 (347 in 2002). Fernando Rodés Vilà and Leopoldo Rodés Castañe, together with other members of their families, are controlling shareholders of Gestora de Viviendas.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

Gestora de Viviendas is a major shareholder of Vigilancia y Sistemas de Seguridad, S.A., a company that provides security services. Vigilancia y Sistemas de Seguridad provides security systems to Media Planning Group, for which Media Planning Group paid 440, excluding taxes, in 2003.

Media Planning Group receives legal services from the Spanish law firm of Rodés & Sala Abogados, S.L. pursuant to an agreement entered into in September 2001; Media Planning Group pays an annual fee of 120 to Rodés & Sala for general legal services. In addition, Rodés & Sala was paid a total of 211, excluding taxes, for legal services provided to Media Planning Group in 2003 (194 in 2002). Gonzalo Rodés Vilà, the brother of Fernando Rodés Vilà and the son of Leopoldo Rodés Castañe, is a partner in Rodés & Sala. In addition, Gonzalo Rodés Vilà serves as secretary of the board of directors of Media Planning Group. Gonzalo Rodés Vilà was paid 48 for his services as secretary of the board in 2003 (28 in 2002).

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

Transactions Involving Richard Colker. In 2003, the Company paid $60,000 (53) to Colker, Gelardin & Co. for investment banking advisory services performed during 2003 related to the Company’s specialized agencies ($60,000 in 2002). Richard Colker, one of the Company’s directors, is the Managing Partner of Colker, Gelardin & Co.

Transactions Involving Thierry Meyer. Thierry Meyer, one of the Company’s directors, also served as a director of one of our subsidiaries in the U.K. until 2003. The Company paid Mr. Meyer £40,000 (64) for his services as a director of the subsidiary provided in 2002.

16.         NET LOSS PER SHARE AS IN CONSOLIDATED STATEMENTS OF OPERATIONS

Basic net loss per share is computed on the basis of the weighted-average number of Havas shares issued after deducting the weighted average number of treasury shares.

Diluted net loss per share takes into account share equivalents having a dilutive effect. Potential shares include: convertible bonds (Note 10), stock options granted to employees (Note 12), converted stock options granted by Snyder Communications for SNC and Circle.com shares (Note 12) and warrants to subscribe for Havas shares. On May 13, 1998, the Company issued to its shareholders, for no consideration, an aggregate of 6,695,621 warrants that matured on May 13, 2001. A holder of 20 warrants had the right to subscribe for 20 Havas shares for €182.94. No warrants were outstanding as of December 31, 2001. Net income is adjusted for after tax interest expense related to the convertible bonds. The dilutive effect of stock options and warrants is calculated using the treasury stock method.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

The following tables present a reconciliation of the basic net loss, basic, per share and the net loss, diluted, per share for each of the years ended December 31:

	Net income	Number of shares	Per share amount

2003
Net loss per share	(423,025)	297,009,275	(1.42)
Stock options Havas (1)	—	—	—
Stock options SNC (1)	—	—	—
Convertible bonds (1)	—	—	—

Diluted net loss per share	(423,025)	297,009,275	(1.42)

2002
Net loss per share	(1,433,118)	294,757,744	(4.86)
Stock options Havas (1)	—	—	—
Stock options SNC (1)	—	—	—
Convertible bonds (1)	—	—	—

Diluted net loss per share	(1,433,118)	294,757,744	(4.86)

2001
Basic net loss per share	(174,909)	281,640,364	(0.62)
Stock options Havas (1)	—	—	—
Stock options SNC (1)	—	—	—
Warrants (1)	—	—	—
Convertible bonds (1)	—	—	—

Diluted net loss per share	(174,909)	281,640,364	(0.62)

(1) As these items are anti-dilutive, they are not included in the calculation.

17.         LEASES

The Company leases certain premises and equipment under both capital and operating leases. The following is a schedule of future minimum lease payments for capital and operating leases in effect at December 31, 2003:

Year Ending December 31,	Capital Leases	Operating Leases

2004	2,156	91,471
2005	647	87,108
2006	380	83,197
2007	274	76,120
2008	678	72,468
Thereafter	—	242,641

Total minimum lease payments	4,135	653,005

Less: amount representing interest	(220)

Total obligation under capital leases	3,915

Less: current portion	(2,038)

Long-term portion	1,877

Net rental expenses for all operating leases were 106,654, 135,094 and 116,594 in 2003, 2002 and 2001, respectively.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

18.         SEGMENT DATA

The Company’s revenues and operating results are derived from three operating divisions utilizing independent brands plus a number of specialized agencies until 2003 strategic reorganization described in Note 8. This organization was mainly designed in order that the Company could provide advertising and communications services to clients with competing products and services and to permit the expansion of certain specialty advertising and communications services. These three operating divisions have substantial similarities in the nature of services provided, the delivery process for rendering their services, the customers they serve and their economics. The Company aggregates its operating segments into one reportable segment.

Geographical information required by SFAS 131, “Disclosure about Segment of an Enterprise and Related Information,” for each of the years ended December 31, is as follows:

	France	United States	United Kingdom	Rest of Europe	Other	Total

2003
Net revenues	260,225	612,193	243,122	254,127	155,435	1,525,102
Property and equipment, net	30,637	58,659	23,741	25,998	9,902	148,937
Goodwill, net	217,069	405,789	367,038	575,728	79,684	1,645,308
Other intangible assets, net	15,574	73,048	5,119	141,701	621	236,063
Equity investments	(3)	—	1,932	75	729	2,733

2002
Net revenues	287,107	756,088	330,029	261,868	176,077	1,811,169
Property and equipment, net	42,226	89,811	41,433	29,945	11,223	214,638
Goodwill, net	221,916	510,128	502,447	596,787	60,381	1,891,659
Other intangible assets, net	17,436	106,480	35,783	155,718	1,837	317,254
Equity investment	(3)	—	1,100	120	(28)	1,189

2001
Net revenues	331,361	869,869	377,296	172,716	204,288	1,955,530

Net revenues and long-lived assets are attributed to countries based on the location of the applicable operating unit.

19.         FINANCIAL INSTRUMENTS AND DERIVATIVE INSTRUMENTS

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents and short-term borrowings

The carrying value of cash and cash equivalents and short-term borrowings approximate fair value because of the relatively short maturity of these instruments.

Restricted deposit

Restricted deposit carries a variable interest rate and its fair value approximates its carrying amount.

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

Combined interest and currency swap (‘‘CIRCUS’’)

The estimation of the CIRCUS fair value involves splitting the swap into its borrowing and lending elements and discounting the future expected currency cash flows relating to each element. The fair value of the CIRCUS was calculated by third party banks. Please refer to Note 10.

Interest rate swaps and caps

The fair value of interest rate swaps and caps has been estimated by third-party banks.

Forward contracts

Due to the short maturities of forward exchange contracts, the fair value of the contracts were determined to be the difference between the contract rate and the market forward rate multiplied by the foreign currency amount.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as of December 31, 2003 and 2002. Amounts in parentheses represent liabilities.

	2003		2002

	Carrying Amount	Fair Value	Carrying amount	Fair Value

	(In Euro 000’s)
Cash and cash equivalents	660,164	660,164	745,191	745,191
Restricted deposit	11,876	11,876	19,071	19,071
Long-term borrowings including current maturities	(40,419)	(40,419)	(64,930)	(64,930)
Convertible bonds	(1,192,401)	(1,193,101)	(1,263,404)	(1,148,401)
CIRCUS	10	10	46	46
Interest rate swap (Media Planning Group)	(1,208)	(1,208)	723	723
Interest rate cap (Media Planning Group)	5	5	8	8
US dollar denominated forward contracts	230	230	401	401
UK pounds denominated forward contracts	194	194	—	—
Canadian dollar denominated forward contracts	224	224	192	192

Purposes for which derivative financial instruments are held or issued

The Company uses derivative instruments primarily to mitigate interest rate and foreign currency exposures. Currently, the Company hedges intra-group loans denominated in foreign currency with forward contracts. The intra-group loans are recorded at spot rates before being eliminated and the forward contracts are marked-to-market in earnings (natural hedge). As of December 31, 2003, changes in fair value of forward contracts amounted to 55. The intra-group loans resulted in a loss of (332).

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

The Company hedges a foreign-currency variable rate deposit with a combined interest and currency swap (“CIRCUS”). This strategy is described in Note 10. The foreign-currency deposit is accounted for at a spot rate and the swap is marked-to-market in earnings. As of December 31, 2003, the CIRCUS impacted earnings by 36 (before tax).

The Company hedges amounts outstanding under its credit facility with a compound interest rate swap that contains a written option component. Under SFAS 133, such compound swap does not qualify for hedge accounting and is therefore remeasured at market value with a direct impact in earnings. As of December 31, 2003, the Company had no amounts outstanding under this credit facility.

The Company also hedges a variable leasing debt with an interest rate cap for which the Company elected not to apply hedge accounting. Such cap was therefore remeasured at market value with a direct impact in earnings. As of December 31, 2003, the impact of the interest rate swap and cap amounted to 1,934 (before tax).

20.         SUPPLEMENTAL CASH FLOWS INFORMATION

	Years ended December 31,

	2003	2002	2001

	(In Euro 000’s)
Cash paid for interest	28,023	27,786	22,302
Cash paid for income taxes	30,305	42,397	45,432
Non cash items:
Equipment purchased under capital lease	285	289	971
Increase in shareholders’ equity related to conversion of bonds:
Convertible debt carrying amount net of deferred issue expenses	—	—	1,878
Interest expenses	—	—	1
Increase in shareholders’ equity related to:
Acquisition of minority interests	9,450	8,140	—
Media Planning Group acquisition	—	—	442,000
Circle.com acquisition	—	—	27,869
Extinguishment of convertible debt (Note 10)	(450,000)	—	—
Issuance of convertible debt (Note 10)	455,715	—	—

21.         CONTRACTUAL OBLIGATIONS

Commercial commitments

One of the Company’s subsidiaries purchases marketing rights from its clients, which are primarily soccer and rugby clubs, for periods from one to seven years, and then re-sells those rights to sponsors. At December 31, 2003, these purchases amounted to 24,162 (30,431 as of December 31, 2002), of which 9,558, 6,143, 5,539 and 2,922 are due in 2004, 2005, 2006 and thereafter, respectively. This subsidiary has received commitments from sponsors of 1,331 as of December 31, 2003 (10,426 as of December 31, 2002).

Estimated obligations under earn-outs / buy-outs

As more fully described in Notes 2.14 and 11, the Company has entered into contingent consideration arrangements in connection with certain business combinations. At December 31, 2003 and 2002, the related total commitment is estimated at 155,813 and 212,464, respectively, of which 6,004 and 16,530 were accrued at December 31, 2003 and 2002, respectively. Minority interest related to subsidiaries subject to buy-out agreements amounted to 21,125 as of December 31, 2003 (14,137 as of December 31, 2002). As these agreements do not include maximum amounts to be paid and are based on future earnings, it is not possible to determine a maximum potential amount of future payments. Therefore, the amounts indicated above represent the Company’s best estimate and actual amounts may differ.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

The payment dates for these arrangements are estimated as follows as of December 31, 2003:

Payment date	Commitment

2004	74,771
2005	17,248
2006	8,239
2007	349
2008	3,707
Undetermined	51,499

TOTAL	155,813

The payment date for the Company’s buy-out obligations has been assumed to be the date the applicable buy-out option can first be exercised by the minority shareholder. The payment date for some buy-out agreements may not be determinable because the buy-out option is first exercisable at the time the minority shareholder leaves the employ of the Company.

The other commitments are described in Notes 11, 12 and 19.

22.         CONTINGENCIES

Bankruptcy of WorldCom, Inc.

On July 21, 2002, WorldCom, Inc., a significant client of the Company, now known as MCI, Inc., filed for reorganization under Chapter 11 of the United States Bankruptcy Code. The Company provides both advertising and marketing services and media services to MCI.

With respect to the media, the Company acts as an agent for MCI and as an intermediary in the transfer of the client’s payments to the applicable media suppliers, which is consistent with the concept of “sequential liability” adopted by the American Association of Advertising Agencies in 1991 as its standard for the industry. As a result, the Company had outstanding pre-bankruptcy petition media receivables of approximately $26.4 million as at December 31, 2003 ($36.1 million as at December 31, 2002) and in parallel, the Company had outstanding pre-bankruptcy petition media payables for the media space reserved on behalf of MCI of approximately $26.9 million as at December 31, 2003 ($36.9 million as at December 31, 2002). The decrease in receivables and payables between December 31, 2003 and 2002 is in large part the result of a court approved settlement between MCI and media vendor AOL, following which the Company received confirmation to offset their respective receivables and payables.

Currently, no media vendor is pursuing, nor have any waived, any claim against the Company for any MCI payables, and it is not currently possible to determine what actions, if any, will be taken in connection with the MCI bankruptcy proceeding, or the possible outcome of any such actions, or the amount of any loss to the Company that might result. Consequently, although a loss is possible, the Company cannot at this time reasonably determine the probability of any loss nor the magnitude thereof. Therefore, no reserve has been recorded.

With respect to commissions and production work, the Company had outstanding pre-bankruptcy petition receivables of approximately $10.4 million as at December 31, 2003 and 2002, which were fully reserved as at December 31, 2002.

On August 4, 2003, the Company entered into an agreement to compromise the pre-bankruptcy amounts due to the Company. Under its terms, the agreement became effective upon MCI emerging from U.S. Chapter 11 protection. The agreement provides that MCI will pay the Company approximately $14.3 million in cash. Of this amount, a substantial portion will be used to pay the MCI vendors that the Company engaged on MCI’s behalf. MCI emerged from U.S. Chapter 11 protection on April 20, 2004. As a consequence, in 2003 the Company reversed $6.6 million of the $10.4 million reserve that was recorded at December 31, 2002.

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

The Company continues to do business with MCI.

American Student List Class Action

On February 18, 2004, a class action lawsuit was filed in the United States District Court for the Middle District of Florida against American Student List, LLC (“ASL”) one of the Company’s subsidiaries. The lawsuit alleges that ASL obtained, disclosed and used information from the Florida Department of Highway Safety and Motor Vehicles in alleged violation of the U.S. Driver’s Privacy Protection Act (“DPPA”). The named plaintiff seeks to represent a class of 876,665 individuals whose personal information from Florida Department of Highway Safety and Motor Vehicles records was obtained, disclosed and used for allegedly impermissible uses by ASL without the express consent of the individuals. The lawsuit seeks certification as a class action, liquidated damages in the amount of $2,500 under the Driver’s Privacy Protection Act for each instance in which American Student List violated the Act, punitive damages, attorneys’ fees and costs, and injunctive and other relief. American Student List intends to defend itself vigorously against this action. While the ultimate resolution of this lawsuit cannot presently be determined, an unfavorable outcome could have a material adverse effect on the Company’s business, financial condition or results of operations.

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

Circle.com litigation

On June 4, 2001, two holders of Circle.com common stock filed a purported class action lawsuit in Delaware Chancery Court against Snyder Communications, the Company and each director of the Company and Snyder Communications. The lawsuit sought a preliminary and permanent injunction or, alternatively, monetary damages. The lawsuit alleged that the Company and the board of directors of Snyder Communications breached their fiduciary duties owed to the Circle.com stockholders when considering and negotiating the proposed merger of Snyder Communications with one of the subsidiaries of the Company by failing to create an independent negotiating structure, failing to seek truly independent advice, concealing material information from the Circle.com stockholders, and unfairly timing the proposed merger to the disadvantage of the Circle.com stockholders. Subsequent to the filing of the lawsuit, each director of the Company was dismissed from the lawsuit. In August 2001, Snyder Communications, its directors and the Company filed an answer in the lawsuit and responded to requests for the production of documents. On February 6, 2004, the Delaware Chancery Court dismissed the lawsuit without prejudice.

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

In addition to the foregoing, the Company is party to various other legal and arbitration proceedings arising in the ordinary course of business, including matters relating to current and former vendors, clients and employees. None of these other proceedings has had or is expected to have a significant effect on the Company’s financial position or profitability. Any litigation, however, involves risks and potentially significant litigation costs, and therefore the Company cannot give any assurance that any litigation which may arise in the future will not have a materiel adverse effect on its business, financial conditions or future results of operations.

23.         ALLOWANCE FOR DOUBTFUL ACCOUNTS

Changes in the Company’s allowance for doubtful accounts for the years ended December 31, 2003, 2002 and 2001 were as follows:

	Opening Balance	Charge to Costs and Expense	Reversal	Deductions	Other Movements	Closing Balance

Year 2003	58,169	10,897	(6,581)	(14,126)	(11,705)	36,654
Year 2002	54,156	21,558	(2,998)	(8,812)	(5,735)	58,169
Year 2001	36,602	13,272	(1,528)	(8,528)	14,338	54,156

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Statuts (bylaws) of Havas (English translation).

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

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of euro except per share amounts and as otherwise indicated)

Exhibit No.	Description

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

4.8

Amended and Restated Employment Agreement dated January 1, 2002 between Euro RSCG Worldwide, Inc. and Alain de Pouzilhac (incorporated by reference to Exhibit 4.9 to Havas’s annual report on Form 20-F for the year ended December 31, 2002 (SEC File No. 001-16081)).

4.9

Agreement dated February 1, 2003 between Arnold Worldwide Partners and Edward Eskandarian (incorporated by reference to Exhibit 4.10 to Havas’s annual report on Form 20-F for the year ended December 31, 2002 (SEC File No. 001-16081)).

4.10*	Agreement, effective as of October 1, 2003, between Jim Heekin and EURO RSCG Worldwide.

8.1*	List of subsidiaries.

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14*	Nasdaq Corporate Governance Exemptions.

_______________

*	Filed herewith.