Form 20-F
period 2004-12-31
HAVAS
filed 2005-06-28
CIK 1107470

As filed with the Securities and Exchange Commission on June 28, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

           The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2004 : 421,398,323 ordinary shares, nominal value €0.40 per share.

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

          Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐ Item 18 ☒

FORWARD-LOOKING STATEMENTS

          This annual report on Form 20-F may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, relating to our business and the industry and sectors in which we and our subsidiaries operate. In particular, among other statements, the statements in Item 4 “Information on the Company” with regard to management objectives, industry trends, market standing and business risks, the statements in Item 5 “Operating and Financial Review and Prospects” with regard to trends in results of operations, margins and overall market trends, the statements in Item 8 “Financial Information” relating to legal proceedings and the statements in Item 11 “Quantitative and Qualitative Disclosures about Market Risk” are forward-looking in nature. Forward-looking statements can be identified by the use of forward-looking words, such as “may,” “will,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “expect,” “intend,” “continue,” “potential,” “opportunity,” “objective,” “goal” or the negative of those terms or other variations of those terms or comparable words or expressions. By their nature, forward-looking statements involve risks and uncertainties because they are based on our current expectations, estimates, projections and assumptions concerning events and circumstances that will occur in the future. There are a number of factors that could cause our actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include the following:

•	the general economic conditions in our principal markets, including any economic disruption or uncertainty resulting from geopolitical events or terrorist attacks or similar events that may occur in the future;

•	the level of worldwide spending on advertising and communications services by advertisers;

•	our ability to retain existing clients and attract new ones;

•	the unanticipated loss of an important client or a portion of an important client’s business, changes in the advertising and communications services budgets of clients, and the financial performance and condition of clients;

•	our ability to manage our business during the period of transition prior to the installation of a new Chairman and Chief Executive Officer and thereafter;

•	our ability to retain key personnel while continuing to control labor costs;

•	the impact of competition in our industry;

•	our ability to implement our strategy and to successfully integrate businesses we have acquired; and

•	our ability to adjust to the changing trends in our industry.

          Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events or circumstances, except as required by law.

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

NOTE REGARDING DISCONTINUED OPERATIONS

          In the fourth quarter of 2003, we completed the strategic reorganization of our business operations that was announced in September 2003. As part of our strategic reorganization, our management targeted for sale or cessation of operations a number of companies that were not engaged primarily in activities within our core areas of competence, were not strategic investments, did not meet our financial performance criteria or otherwise did not fit into our new organization. This reorganization was finalized in 2004. Accordingly, we have reported our discontinued operations in accordance with Statement of Financial Accounting Standards, which we refer to as SFAS, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The results of operations of the businesses sold or closed during 2003 and 2004 have been reported as discontinued operations for the years ended December 31, 2004, 2003 and 2002. (See Note 8 to the consolidated financial statements included in this annual report.) The results presented in our consolidated financial statements have been adjusted to exclude the impact of discontinued operations, and the selected financial data set forth in Item 3.A below have been adjusted to reflect discontinued operations, for the years ended December 31, 2004, 2003, 2002 and 2001.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3. KEY INFORMATION

3.A  Selected financial data

          The following tables summarize our selected financial data and are qualified in their entirety by reference to, and should be read in conjunction with, our audited consolidated financial statements and the notes to the financial statements included in this annual report. The historical financial data as of and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 have been derived from our audited consolidated financial statements prepared using U.S. GAAP.

	For the Years Ended December 31,

	2004	2003	2002	2001	2000

	(in millions of euros, except per share data)

		adjusted(1)	adjusted(2)	adjusted(2)
Consolidated Statement of Operations Data:
Net revenues	1,449	1,525	1,811	1,956	1,644
Operating Income (loss)	112	(119)	(217)	(149)	115
Income (loss) from continuing operations	50	(334)	(312)	(176)	29
Net income (loss)	33	(423)	(1,433)	(175)	29
Per share data :
Operating income (loss), basic(3)	0.33	(0.34)	(0.69)	(0.49)	0.59
Income (loss) from continuing operations, basic(3)	0.15	(1.05)	(0.99)	(0.58)	0.15
Net income (loss), basic(3)	0.10	(1.33)	(4.53)	(0.58)	0.15
Net income (loss), diluted(3)	0.10	(1.33)	(4.53)	(0.58)	0.13
Dividend per share(3)(4)	0.07	0.07	0.13	0.24	0.24

(1)	2003 financial data have been adjusted due to the decision not to sell a subsidiary previously reported as discontinued.

(2)	2002 and 2001 financial data have been adjusted to exclude the impact of discontinued operations.

(3)	Per share data have been adjusted for the 20-for-1 stock split that occurred on May 26, 2000 and have been further adjusted by a factor of 0.93254, reflecting the distribution of preferential subscription rights to our shareholders, following our share offering with preferential subscription rights, which we sometimes refer to as a rights offering, that occurred on October 19, 2004.

(4)	These amounts reflect the dividend accrued for the year indicated, including, for 2003 and prior years, the
4

French avoir fiscal (before deduction of any French withholding tax). Actual payment of the annual dividend for each fiscal year occurs following our annual meeting of shareholders in the subsequent year. For an explanation of the French avoir fiscal, see “Item 10. Additional Information —Taxation—French taxation—Taxation of Dividends on Shares — Avoir Fiscal — Tax Credit” and “Précompte — 25% Equalization Tax” beginning on page 79 and “Taxation—Taxation of U.S. investors—Taxation of dividends” beginning on page 81.

	As of December 31,

	2004	2003	2002	2001	2000

	(in millions of euros, except share data)

		adjusted(1)	adjusted(2)	adjusted(2)
Consolidated Balance Sheet Data:
Current assets	1,980	2,285	2,729	2,724	2,204
Total assets	3,973	4,376	5,337	7,091	5,794
Financial Debt(3)	803	1,336	1,481	1,086	1,121
Shareholders’ Equity	1,154	778	1,347	3,049	2,666
Number of shares outstanding(4)	421,398,323	298,581,996	295,589,481	294,018,722	249,818,077

(1)	2003 financial data have been adjusted due to the decision not to sell a subsidiary previously reported as discontinued.

(2)	2002 and 2001 financial data have been adjusted to exclude the impact of discontinued operations.

(3)	Our financial debt consists of short-term and long-term bank debt, convertible and/or exchangeable bonds and capitalized lease obligations.

(4)	Number of shares outstanding has been adjusted for the 20-for-1 stock split that occurred on May 26, 2000.

Exchange rate information

          Euro into U.S. dollars. The exchange rate for the euro against the U.S. dollar at June 27, 2005 was €1.00 to $1.2152 at the noon buying rate. (Source: Federal Reserve Bank of New York.) The following table sets forth the high, low and average exchange rates for the euro against the U.S. dollar in each of the last five years and in each of the last six months.

	High	Low	Average (1)

Euro to U.S. Dollar:	($)	($)	($)
May 2005	1.2936	1.2349	1.2697
April 2005	1.3093	1.2819	1.2943
March 2005	1.3465	1.2877	1.3185
February 2005	1.3274	1.2773	1.3013
January 2005	1.3476	1.2954	1.3123
December 2004	1.3625	1.3224	1.3406
2004	1.3625	1.1801	1.2438
2003	1.2597	1.0361	1.1411
2002	1.0485	0.8594	0.9495
2001	0.9535	0.8370	0.8909
2000	1.0335	0.8270	0.9207

(1)	Monthly averages represent the average of the noon buying rates for euro for each business day during the relevant month. Annual averages represent the average of the noon buying rates for euro on the last business day of each month during the relevant year. (Source: Federal Reserve Bank of New York.)

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

          Our operating results are highly susceptible to economic conditions, and a downturn in the overall economy or our industry could seriously harm our performance.

          The amount of money that companies spend for advertising and communications services to promote their brands, products and services is highly sensitive to fluctuations in general economic conditions. During economic downturns, companies may find that expenditures on advertising and communications services are easier to reduce than other expenses related to their operations. As a result, we have found that our industry may experience a disproportionately adverse impact from a downturn in the overall economy. In addition, we may face increased pricing pressure during economic downturns.

          In each of 2001 and 2002, the downturn in the overall economy was accompanied by a severe drop in demand for services in our industry, which had a material adverse affect on our results of operations for each year. Weakness in demand for our services continued in 2003. Although demand for our services in 2004 improved substantially, we cannot assure you that the conditions in our industry and the overall economy will continue to improve in 2005, or that a further decline in our industry or the economy, or economic disruption or uncertainty resulting from geopolitical events or terrorist attacks or similar events, will not have a material adverse affect on our prospects, business, financial condition or results of operations.

          We have substantial scheduled debt payments and may need to refinance some of our debt at maturity.

          As of December 31, 2004, the total principal amount of our outstanding financial debt, which consisted of short-term and long-term bank debt, two series of convertible and/or exchangeable bonds, and capitalized lease obligations, was approximately €803.2 million. Based on the bonds outstanding at December 31, 2004 from our two series of convertible and/or exchangeable bonds, and assuming no conversion, exchange or repurchase prior to maturity, we will be required to pay €221.2 million when the first series matures on January 1, 2006 and an additional €468 million when the second series matures on January 1, 2009. Our cash flow from operations may not be sufficient to meet these required payments of principal and interest. We may be required, therefore, to refinance our existing debt, the terms of which might not be as favorable as the terms of existing debt, if we are able to refinance our existing debt at all. If principal, premium and interest payments due at maturity on any of our financial debt cannot be refinanced, extended or paid with proceeds of other capital transactions, including new equity capital, our cash flow from operations may not be sufficient in all years to repay all maturing debt.

          A continuing default under our credit facilities could result in the acceleration of payment under various of our other debts.

          At December 31, 2003 and 2002, we were not in compliance with financial ratios under two of our credit facilities, for an aggregate principal amount of €22.6 million and €33.8 million, respectively. At June 30, 2004, we were not in compliance with financial ratios under one of our credit facilities for an aggregate principal amount of €9.6 million. As of December 31, 2004, we were in compliance with all financial ratios. Although our credit facility banks have waived any default with respect to the past noncompliance, if they do not grant a waiver in the event of future noncompliance, these defaults could trigger the acceleration of payment under one or more of our credit facilities. Such an acceleration could result in the acceleration of payment under our convertible and/or exchangeable bonds due January 1, 2009, which had an aggregate principal amount and interest of €472.6 million at December 31, 2004. In the event of such an acceleration under our credit facilities and our convertible and/or exchangeable bonds, we may be unable to meet our obligations under those debts.

          Our typical contracts provide clients with the right to cancel for any reason, which has enabled clients to move freely to other agencies, and which has resulted and may continue to result in lost revenues.

          Our clients typically have the right to cancel contracts with us for any reason upon prior written notice, usually ranging from 90 days to 180 days. Clients are also generally free to move from one agency to another with relative ease. As is typical in the advertising and communications services industry, we have lost or resigned client accounts and assignments in the past for a variety of reasons, including conflicts with newly acquired clients, and we may continue to lose or resign client accounts in the future for similar or other reasons. In addition, clients generally are able to reduce advertising and communications services spending or cancel projects at any time for any reason. Sometimes our clients may withdraw their products from the market or they may be restricted in their ability to advertise and promote their products because of regulatory requirements. We may not successfully replace revenues stemming from clients that leave or significantly reduce their spending on advertising and communications services. Any loss of one or more of our largest clients could harm our results of operations, slow our growth and cause a decline in our revenues.

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

          On July 21, 2002, WorldCom, Inc., one of our clients, now known as MCI, Inc., filed for reorganization under Chapter 11 of the United States Bankruptcy Code. We provide both advertising and marketing services and media services to MCI. With respect to media, we had outstanding pre-bankruptcy petition media receivables of approximately $26.4 million as of December 31, 2003 and in parallel, we had outstanding pre-bankruptcy petition media payables for the media space reserved on behalf of MCI of approximately $26.9 million as of December 31, 2003. With respect to commissions and advertising production work, we had outstanding pre-bankruptcy petition receivables of approximately $10.4 million in our financial statements as of December 31, 2003 and 2002, which were fully reserved as of December 31, 2002.

          On August 4, 2003, we entered into an agreement to compromise the pre-bankruptcy amounts due to us. Under its terms, the agreement became effective upon MCI emerging from U.S. Chapter 11 protection. The agreement provided for the payment of a certain portion of the amount due to us. As a consequence, in 2003 we reversed $6.6 million of the $10.4 million reserve that we recorded in our financial statements at December 31, 2002.

          On April 20, 2004, MCI emerged from bankruptcy and the agreement became effective. On May 26, 2004, MCI paid us $14.3 million pursuant to the agreement. We have distributed a substantial portion of the amount received from MCI to media and production vendors. Consequently, as of December 31, 2004, we offset the remaining receivables against the payables in our financial statements in a residual amount of $18 million.

          We may need to make further impairment charges, which could have an adverse impact on our reported earnings.

          During 2002, we recorded significant goodwill impairment charges and, in 2003, we recorded additional impairment charges. As of December 31, 2004, there was approximately €1,827.1 million of goodwill and other intangible assets on our balance sheet. We periodically evaluate the realizability of all of our goodwill and other intangible assets. Future events, including strategic decisions of our company, could cause us to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss would have an adverse impact on our reported earnings in the period of such charge.

          We are facing increased competition from existing multinational advertising and communications services companies as well as new competitors in related industries, which may harm our performance.

          The advertising and communications services industry is highly competitive, and we expect it to remain so. Our principal competitors in the advertising, communications services and related businesses are other large multinational advertising and communications services companies, as well as numerous smaller agencies that operate only in a small number of local markets, regions or countries. In addition, with respect to media planning and media buying activities, we compete with divisions of other large multinational advertising and communications services companies as well as specialized media buying and planning companies. We also encounter competition from some consulting firms that have developed practices in marketing and communications. New competitors also include smaller companies such as systems integrators, database marketing and modeling companies and telemarketers, which offer technological solutions to marketing and communications issues faced by clients. As a result of the increasingly competitive environment, we may lose clients and potential clients to our competitors, which would negatively affect our growth and harm our business.

          We have lost client accounts in the past and may continue to lose accounts in the future as a result of clients periodically conducting competitive reviews of their accounts, which may cause our revenues to decline and our business to suffer. For example, in February 2005 we lost our second biggest client, Intel Corporation, following a competitive review.

          In the advertising and communications services industry, some clients require agencies to compete for business periodically. We have lost client accounts in the past as a result of such periodic open competitions. For example, in February 2005 we lost our second biggest client, Intel Corporation, following a competitive review. To the extent that our existing clients continue to require us to participate in open competitions to maintain accounts, it increases the risk of losing those accounts, which losses may harm our business and reduce our revenues.

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

          The loss of services of one or more key management personnel may adversely affect our ability to manage and coordinate our diverse group of businesses, which could harm our performance.

          We depend on the services of our senior management team to manage and coordinate the global activities of our three principal operating divisions and to implement our business strategies. The services provided by our senior management team are critical to our success, and the members of our senior management team may be difficult to replace. The members of our senior management team may resign from their positions at any time. On June 21, 2005, our board of directors brought to an end Mr. Alain de Pouzilhac’s term of office as our Chairman and Chief Executive Officer, replacing him with Mr. Richard Colker, one of our directors, as our interim Chairman and Chief Executive Officer. While our board of directors will engage immediately in a search for a new Chairman and Chief Executive Officer for our Company, there can be no assurance about the length of time that the search process may take, how effective it might be or how effective a new Chairman and Chief Executive Officer may be. As is often the case in times of transition, additional members of our management team may resign from their positions. Loss of the services of one or more members of our senior management team could seriously disrupt our ability to manage and coordinate effectively the global activities of our three principal operating divisions and to implement our business strategies, and may adversely affect our ability to retain key clients.

          An important component of our business strategy has been external growth through acquisitions, which involves numerous risks and could result in shareholder dilution.

          We acquired more than 40 companies in 1999, more than 35 companies in 2000 and more than 20 companies in 2001. Although the pace of our acquisitions slowed substantially from 2001 though 2004, we intend to continue to pursue acquisitions in the future to enhance our capabilities and expand our geographic reach. Acquisitions involve a number of risks, including:

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

          In addition, we may pay the purchase price for some of our acquisitions by issuing Havas shares or ADSs, which could result in dilution to our current shareholders. We may also incur additional debt and contingent liabilities and recognize increased amortization or impairment expenses related to goodwill and other intangible assets in connection with our acquisitions, which could negatively affect our financial condition and our operating results.

         Fluctuations in the exchange rates between the euro and the various currencies in which we conduct business may adversely affect our operating results and the value of our ADSs.

          We record the revenues and expenses of our local operations in their home currencies and translate these amounts into euro. As a result, fluctuations in foreign currency exchange rates in markets where we derive significant revenues or have significant operations may adversely affect our revenues, expenses and results of operations as well as the value of our assets and liabilities as reported in euro. Fluctuations may also adversely affect the comparability of period-to-period results. For example, the value of the U.S. dollar has declined in relation to the euro over the last three years and at December 31, 2004 and 2003 was approximately 6.9% and 16.8% lower than its value to the euro at the beginning of 2004 and 2003, respectively. Since each U.S. dollar converted to fewer euro, our revenue expressed in euro has correspondingly been lower during this period. In addition, the currencies of many Latin American countries, including Argentina, Brazil and Mexico in particular, have experienced substantial devaluation and volatility in the past.

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

          Political and economic instability in Latin American, Asia-Pacific and other international markets may disrupt our operations and adversely affect our results.

          We derived approximately 8% of our revenues in 2004 from Latin American and Asia-Pacific markets, and the portion of our revenues from these markets may increase in the future. Both Latin America and the Asia-Pacific region have experienced periods of political and economic instability, historically as well as recently, and experience has shown that negative economic or political developments in one country in a region can lead to or exacerbate economic or political crises elsewhere in the region, and at times, the global economy. If these conditions were to re-occur, our business could be adversely affected.

          Further, our current or future international operations are subject more generally to risks relating to, and might not succeed for a number of reasons, including:

•	difficulties in staffing and managing foreign operations, as well as in implementing uniform cross-border information technology systems;

•	operational issues such as longer customer payment cycles and greater difficulties in collecting accounts receivable;

•	seasonal reductions in business activity;

•	language and cultural differences;

•	taxation issues;

•	unexpected changes in trading policies and regulatory requirements;

•	issues relating to uncertainties of laws and enforcement relating to the regulation and protection of intellectual property; and

•	general political and economic trends.

Holders of our ADSs may have limited ability to influence the governance of our company.
10

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

          As another example, laws and regulations in the European Union, the United States and a number of U.S. states limit the collection, use and disclosure of personal information, including personal information regarding Internet users, students, minors and personal health matters. Due to our substantial marketing services business, which relies on the collection and use of personal information, these laws and regulations, and any future laws and regulations, may substantially harm our operations or significantly reduce our revenues from marketing services.

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

          We will be obligated to adopt new accounting standards in 2005 that may have a material impact on our French financial statements and may render a comparison between financial periods more difficult.

           In June 2002, the European Union adopted new regulations requiring all listed EU companies, including Havas, to apply International Financial Reporting Standards, which we refer to as IFRS, in their financial statements from January 1, 2005. The IFRS norms may have a material impact on important items in our French financial statements, which could have a material adverse affect on our share price.

          Recent events affecting the ownership of our shares and affecting our directors and officers may be disruptive to our company and may put us at a disadvantage with respect to our competitors, which could harm our business.

          During 2004 and 2005, Bolloré Médias Investissements and its predecessors acquired beneficially 26.8% of our outstanding shares (including 16,929,649 shares beneficially owned by Sebastian Holdings Inc. which may be considered to be beneficially owned by Bolloré Médias Investissements according to a Schedule 13D (Amendment No. 4) filed with the Securities and Exchange Commission on June 16, 2005 by, among others, Mr. Vincent Bolloré, Bolloré Médias Investissements and Bolloré Investissement). In its Déclaration d’Intention filed with the AMF on June 16, 2005, Bolloré Médias Investissements updated its intentions declared on January 4, 2005 for a period of 12 months. It indicated that it is legally presumed to be acting in concert with Vincent Bolloré and companies that he controls and from June 9, 2005 with Sebastian Holdings Inc., that it intends to maintain or reinforce its participation without intending to take control of our company alone or in concert, and that the four directors proposed by Bolloré Group were elected to our board of directors. In filings with the Securities and Exchange Commission made by Bolloré Investissement, acting on its behalf and on behalf of Bolloré Médias Investissements, and by Sebastian Holdings Inc., those companies stated that they had entered into two agreements on June 9, 2005, one in which they agreed to, among other things, cooperate in the future with respect to strategic decisions concerning our company, and the second agreement in which Mr. Bolloré and Sebastian Holdings Inc. agreed that Sebastian Holdings Inc. may appoint one of the representatives of one of the two legal entities (Bolloré Investissement and Bolloré Médias Investissements) proposed by Bolloré Group that was elected to our board of directors at our shareholders meeting on June 9, 2005. On June 21, 2005, our new board of directors met and brought to an end Mr. Alain de Pouzilhac’s term of office as our Chairman and Chief Executive Officer, replacing him with Mr. Richard Colker as interim Chairman and Chief Executive Officer, assisted by a team of three directors, Messrs. Ed Eskandarian, Fernando Rodés Vilà and Jacques Séguéla who will have interim responsibility for the executive functions of our company. Any perceived uncertainty about the future of our management team, the intentions of Bolloré Médias Investissements and Sebastian Holdings Inc., or about the intentions of the four newly elected directors to our board of directors proposed by Bolloré Group, with respect to the strategic direction or business practices of our company may be of concern to our current and potential new clients and our current and potential new employees and thereby may put us at a disadvantage with respect to our competitors, which could harm our business.

          Market sales of Havas shares by Bolloré Médias Investissements, or the perception that such sales could occur, may adversely affect the price of Havas shares and ADSs.

         Bolloré Médias Investissements beneficially owned approximately 26.8% of our outstanding shares as of June 16, 2005. In its Déclaration d’Intention filed with the AMF on January 4, 2005, Bolloré Médias Investissements indicated that it may increase or decrease its share ownership in the future depending on market opportunities and the evolution of its relations with our management. In a Déclaration d’Intention filed with the AMF on June 16, 2005, however, Bolloré Médias Investissements indicated that it intends to maintain or reinforce its share ownership. Sales of significant amounts of Havas shares or ADSs in the market, or the perception that such sales may occur, could cause a reduction in the price of our shares or ADSs.

ITEM 4.  INFORMATION ON THE COMPANY

Overview

          We are a global advertising and communications services company. With our headquarters located in Suresnes, France two operating divisions headquartered in the United States and the third headquartered in Spain, we believe that we bring a multicultural approach to our business that distinguishes us from other major advertising and communication services companies. Through our three operating divisions, we offer a broad range of communications services, including integrated communications, traditional advertising, direct marketing, media planning and buying, healthcare advertising and communications, corporate communications, internal communications, sales promotion, design, television sponsorship, human resources, multimedia interactive communications and public relations. We have operations in 77 countries through our agencies located in 44 countries throughout Europe, North America, the Asia-Pacific region and Latin America, as well as contractual affiliations with agencies in 33 additional countries.

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

Although our company is organized into three principal operating divisions, we conduct our operations primarily through the following significant subsidiaries:

Name	Country of formation	Our Ownership and Voting Interest
Havas	France	100.00%
Havas International	France	100.00%
Euro RSCG	France	100.00%
Euro RSCG C&O	France	99.13%
BETC Euro RSCG	France	100.00%
Media Planning Publicidade SA	Portugal	100.00%
Media Planning Group SA	Spain	100.00%
Havas UK Ltd	U.K.	100.00%
Euro RSCG London Ltd	U.K.	100.00%
Herts Tring UK Ltd	U.K.	100.00%
Havas Shared Services Ltd	U.K.	100.00%
The Maitland Consultancy Ltd	U.K.	93.57%
Snyder Communications Holdings	U.K.	100.00%
Havas North America, Inc	U.S.	100.00%
Euro RSCG Healthview, Inc	U.S.	100.00%
Euro RSCG Worldwide, Inc	U.S.	100.00%
Euro RSCG New York, Inc	U.S.	100.00%
Euro RSCG Direct Response LLC	U.S.	71.48%
Impact Group Euro RSCG LLC	U.S.	100.00%
Havas Holdings, Inc	U.S.	100.00%
Arnold Worldwide LLC	U.S.	100.00%

The following chart depicts the organizational structure of our principal subsidiaries and agency groups, organized by country of operation:

          Our total revenues were €1,449 million, €1,525 million and €1,811 million for 2004, 2003 and 2002, respectively, adjusted to exclude the impact of discontinued operations.

          The table below sets forth a breakdown of our revenues by geographic region, expressed as a percentage of our total revenues for 2004, 2003 and 2002.

Percentage of Revenue by Geographic Region

Geographic Region(1)(2)	2004	2003	2002

North America	40%	42%	44%
Europe (excluding France )	31%	33%	32%
France	21%	17%	16%
Asia Pacific	4%	4%	4%
Latin America	4%	4%	4%

(1)	Revenues are allocated to the country or region of the subsidiary realizing the revenues.

(2)	Because our revenues from the Middle East and Africa represent less than 1% of our total revenues, our geographic breakdown of revenues currently includes, and historically has included, revenues in the western part of the Middle East and in Africa with those of Europe, and revenues in the eastern part of the Middle East with those of the Asia-Pacific region.

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

          At the time of our original incorporation, our business activity was concentrated in France and was focused on traditional advertising and media buying services. Since the mid-1970s, we have expanded our business significantly, both geographically and in terms of the breadth of services that we offer. Our expansion has been achieved through internal growth and the selective acquisition of complementary agencies. Over the last twelve years, the portion of our total revenues derived outside of France has increased from approximately 52% in 1992 to 79% in 2004.

          Over the past thirteen years, we have made a number of significant changes to our organization that we believe have substantially expanded our geographic reach, the scope of our services, and our positioning in an increasingly global market. These changes have included the following:

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
15

Zenith Optimedia recently estimated to account for 45% of worldwide advertising expenditures in 2004. In addition, we believe our introduction of worldwide branding and a global network linking all members of Euro RSCG Worldwide has raised the level of cooperation among the agencies comprising the Euro RSCG Worldwide network and provided us with greater capabilities in servicing global clients.

•	Beginning in late 1998, we embarked on a strategic acquisition plan to expand and consolidate our businesses and services in various markets worldwide. This resulted in a large number of acquisitions in North America, Europe, South America and the Asia-Pacific region from late 1998 through early 2001. See “—Principal acquisitions and divestitures” below.

•	In 1999, we created a new media planning group by combining the media planning and buying activities of Media Planning, S.A., a Spanish company, with our then existing media planning business. We initially acquired 45% of this new group and subsequently acquired the remaining 55% in May 2001. We believe that operating our media planning and buying activities as separate entities rather than solely as departments within our agencies is the most effective structure to capitalize on growth opportunities in the media business. By combining our media planning and buying activities with those of Media Planning, S.A., we believe that we have created a powerful network of media expertise that has the management skills and resources necessary to compete in the media market.

•	In 2000, we acquired Snyder Communications, Inc., a U.S.-based provider of direct marketing, advertising and communications services.

•	In 2003, we completed a strategic reorganization of our business operations designed around two global networks, Euro RSCG Worldwide for integrated communications and Media Planning Group for media expertise, and a creative force in key strategic countries, Arnold Worldwide Partners. This strategic reorganization was accomplished by integrating almost all of our marketing services companies into Euro RSCG Worldwide to reinforce its integrated communications services offering, selling or closing a number of companies engaged in activities outside our core areas of competence or that otherwise did not fit into our new organization, and refocusing Arnold Worldwide Partners on offering highly creative communications solutions on a local basis in the countries in which it operates.

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

Principal acquisitions and divestitures

          One of the elements of our business strategy is the targeted expansion and consolidation of our businesses and services in various markets worldwide. The rate of our acquisitions slowed substantially beginning in 2001 as we reacted to the deterioration in the global economy and our industry. Acquisition activity has been focused on strengthening our integrated communications and media expertise, primarily through expansion of the geographic scope and service offerings of our existing networks.

          The total consideration paid in connection with these acquisitions, including acquisition costs, was approximately €2,360 million in 2000, €636 million in 2001, €22 million in 2002, €12 million in 2003, and €10 million in 2004.

          Over the past three years, we have disposed of a number of companies, some of which we acquired as part of the Snyder Communications acquisition. We determined that these companies were engaged primarily in activities outside of our core areas of competence, were not strategic investments, did not meet our financial performance criteria or otherwise did not fit into our organization. We disposed of 11 companies in 2001 for a total of approximately €7 million, six companies in 2002 for a total of approximately €3 million, two companies in 2003 for a total of approximately €8 million, and 26 companies in 2004, for a total of approximately €68 million, in each case net of disposal costs. Substantially all of the companies sold in 2003 and 2004 were disposed of as part of our strategic reorganization announced in the third quarter of 2003. See “—Strategic reorganization” below.

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
17

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

Strategic reorganization

          In the fourth quarter of 2003, we completed a strategic reorganization of our business operations. Our management believes that the strategic reorganization has significantly improved our financial performance following the prolonged downturn in the global economy, and in the advertising and communications services industry in particular, and has reinforced and improved our performance in:

•	Delivering high quality integrated communications services to our clients;

•	Developing new business globally, regionally and locally; and

•	Retaining and attracting qualified creative, research, media and account talent.

          At the time that the strategic reorganization was announced in the third quarter of 2003, our business was organized into three operating divisions and a number of specialized agencies that reported directly to our Paris headquarters. By the end of 2003, a new organization was in place based on two global networks, Euro RSCG Worldwide for integrated communications and Media Planning Group for media expertise, and a creative force in key strategic countries, Arnold Worldwide Partners. As a result of the strategic reorganization:

•	Nearly all of our specialized agencies have been either integrated into Euro RSCG Worldwide or Media Planning Group or, where we determined that they were engaged primarily in activities outside of our core areas of competence, were not strategic investments, did not meet our financial performance criteria or otherwise did not fit into our new organization, they have been sold or closed.

•	A small number of companies within Euro RSCG Worldwide and Arnold Worldwide Partners that we determined were engaged primarily in activities outside of our core areas of competence, were not strategic investments or otherwise did not fit into our new organization have been sold or closed.

•	Almost all of the marketing services agencies that were previously part of Arnold Worldwide Partners have been integrated into Euro RSCG Worldwide. Arnold Worldwide Partners is now refocused on offering highly creative, integrated, idea-driven communication solutions on a local basis in the countries in which it operates.
18

          For more information on our strategic reorganization, please see “Item 5. Operating and Financial Review and Prospects—Overview—Strategic Reorganization and Restructuring Plan” on page 24.

Organization into three operating divisions

          As a result of our strategic reorganization, our business is now organized into three operating divisions. Set forth below is a summary of each of these three operating divisions.

          Euro RSCG Worldwide

          Our Euro RSCG Worldwide division was founded in 1992 and is our largest operating division and our principal international brand. Since its formation, the division has progressively expanded into an international network of agencies. This has been accomplished primarily through acquisitions of independent local agencies around the world. As of April 30, 2005, Euro RSCG Worldwide had operations in 75 countries through agencies located in 44 countries throughout Europe, North America, Latin America and the Asia-Pacific region, as well as contractual affiliations with agencies in 31 additional countries.

          Euro RSCG Worldwide offers a broad range of advertising and communications services organized as integrated communications services that combine traditional advertising and marketing services to support both local and international clients through its international network of agencies. These services include: integrated communications, traditional advertising, direct marketing, healthcare advertising and communications, corporate communications, internal communications, sales promotion, design, multimedia interactive communications and public relations.

          Euro RSCG Worldwide’s objective is to provide Creative Business Ideas® to its clients developed through a focus on what we refer to as the Prosumer, information-empowered, influential consumers who set the pace of the marketplace. This approach focuses on providing creative ideas not just designed to address clients’ specific advertising and communications needs, but also to transform the clients’ businesses. By bringing together marketing, communications and technological expertise, and a business approach modeled on the new behaviors of influential Prosumers, Euro RSCG focuses on developing and implementing strategies across clients’ businesses with the goal of adding value and profitability to clients’ brands across countries and cultures. To deliver Creative Business Ideas® to clients, Euro RSCG endeavors to structure its client relationships so that ideas can be channeled through the entire communications process by a global account team that focuses on delivering integrated marketing and communications strategies.

          In 2002, Euro RSCG Worldwide began an internal reorganization designed to provide a more integrated multi-disciplinary offering of services to its clients, which it calls the “Power of One.” The Power of One brings together agencies in different disciplines in the same geographic region into one business unit with one set of objectives and management incentives linked to those objectives. By the end of 2004, Power of One integrated business units had been implemented in the United States, France, the United Kingdom, and over 20 other countries, as well as in Euro RSCG Life, Euro RSCG Worldwide’s healthcare marketing unit.

          Euro RSCG Worldwide believes that this new integrated organization is a positive factor in attracting new business and developing business from existing clients.

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

          Media Planning Group, which is headquartered in Barcelona, currently operates in 49 countries through agencies in 22 countries throughout Europe, North America, Latin America and the Asia-Pacific region, as well as contractual affiliations with agencies in 27 additional countries.

          In the media services industry, we believe larger media services firms can often leverage their size by obtaining more favorable terms for media purchases for their clients and are also better able to analyze for their clients the effects of their planning and purchasing of media due to their greater resources. As a result of these considerations, Media Planning Group currently intends to continue its growth by consolidating its positions in Europe, Latin America and North America, and by expanding into new markets in the Asia-Pacific region, primarily through strategic alliances with, or acquisitions of, local media planning and buying companies, and/or global or regional joint ventures or strategic alliances with global media planning and buying companies, with the objective of being able to match Euro RSCG Worldwide’s global coverage by the end of 2005.

          Arnold Worldwide Partners

           Following our acquisition of Snyder Communications in 2000, we combined Snyder Communications’ Arnold Communications advertising agency with our then existing “Campus” network and moved the headquarters of the operating division from Paris to Boston to create “Arnold Worldwide Partners.” Arnold Worldwide Partners consists of a small number of agencies in the United States, Europe, Canada, Australia and China. These agencies, located in seven countries, primarily focus on traditional advertising services, emphasize creativity in advertising and marketing techniques and seek to establish a strong local identity in the markets they serve. We believe that Arnold Worldwide Partners agencies provide high quality creative work. In 2004, Arnold Worldwide Partners’ lead agency in Boston was ranked as the third most awarded advertising agency in the U.S. by Creativity Magazine, and as the ninth most creative advertising agency in the world by the Gunn Report, for the number of prizes and awards its work received in 2004.

Seasonality

          Our business is subject to seasonal effects and we have generally experienced the greatest level of business in the fourth quarter of each year and, to a lesser extent, the second quarter of each year.

Competition

          The advertising and communications services industry is highly competitive, and we expect it to remain so. At the holding company level, our principal competitors are other large multinational advertising and communications services companies, including WPP Group, The Interpublic Group of Companies, Omnicom Group, Publicis Groupe, and Dentsu. The actual competition for clients, however, generally takes place at the agency level. Our principal agency networks in the advertising industry are Euro RSCG Worldwide and Arnold Worldwide Partners, which compete with other similar multinational agencies and networks of agencies, including McCann-Erickson Worldwide, BBDO Worldwide, J. Walter Thompson Company, Grey Worldwide, DDB Worldwide Communications, Young & Rubicam, Ogilvy & Mather Worldwide, Leo Burnett Worldwide and Publicis Worldwide, as well as numerous smaller agencies that operate only in a small number of local markets, regions or countries. In addition, for media planning and buying clients, we compete with divisions of other large multinational advertising and communications groups, as well as specialized media buying and planning companies.

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

          We also encounter competition from some consulting firms that have developed practices in marketing and communications services. New competitors also include smaller companies such as systems integrators, database marketing and modeling companies and telemarketers, which offer technological solutions to advertising and communications issues faced by clients. In addition, the trend among multinational companies towards consolidation of global accounts also has required us and other companies seeking to compete effectively in the international advertising and communications services industry to make significant investments. These investments include additional offices and personnel around the world, through acquisitions or otherwise, and new and improved technology for linking these offices and people.

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

          We also have trademark protections for each of our three divisional names. Our “Euro RSCG Worldwide” name is a registered trademark owned by us and is registered, or is in the process of being registered, in 107 countries. Our “Arnold Worldwide” name is a registered trademark owned by us and registered in the U.S. Our “Arnold Worldwide Partners” name is a registered trademark owned by us and is registered, or is in the process of being registered, in seven countries and the European Union. Our “Media Planning Group” name is a registered trademark owned by us and is registered, or is in the process of being registered, in 23 countries and the European Union.

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

          For example, in France, media-buying activities are subject to specific regulations following the adoption in 1993 of Law No. 93-122, known as the “Loi Sapin.” See Item 3—Risk Factors—Regulatory restrictions in various countries in which we operate restrict specific types of services we offer to clients, which may harm our revenue and operating results”.

          As another example, in some of the markets in which we operate, including the United States, there are laws and regulations that impose significant liabilities upon advertisers and advertising agencies for false or misleading advertising. If any advertising that we create is found to be false or misleading, we could face potential liability.

          As another example, laws and regulations in the European Union, the United States and a number of U.S. states limit the collection, use and disclosure of personal information, including personal information regarding Internet users, students, minors and personal health matters. Due to our substantial marketing services business, which relies on the collection and use of personal information, these laws and regulations, and any future laws and regulations, may substantially harm our operations or significantly reduce our revenues from marketing services.

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

          Our Arnold Worldwide division headquarters is located in Boston, Massachusetts, where the division and various of its agencies occupy approximately 200,700 square feet. The lease expires on August 31, 2014.

          Our Euro RSCG Worldwide division headquarters is located in New York, New York, where the division and various of our agencies occupy approximately 137,900 square feet. The lessee under the lease is one of our wholly owned subsidiaries and our company has guaranteed this subsidiary’s obligations under the lease. The lease expires on December 31, 2007.

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

          In addition to these leases, we have entered into leases for our principal offices located in the United States, the United Kingdom, France and over 40 other countries in which we do business. In the United States, we lease office space in over 20 cities. The leases for our U.S. offices expire on various dates ranging from July 2005 to December 2016. In the United Kingdom, we lease office space in over 11 cities. Our U.K. leases expire on various dates ranging from October 2005 through December 2018. In France, we lease office space in over 10 cities. Our French leases expire on various dates ranging from January 2006 to November 2016.

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

OVERVIEW

          We are a holding company. We conduct our business primarily through our three operating divisions, Euro RSCG Worldwide, Media Planning Group and Arnold Worldwide Partners. Through these operating divisions, we offer a broad range of advertising and communications services, including integrated communications, traditional advertising, direct marketing, media planning and buying, healthcare advertising and communicaitons, corporate communications, internal communications, sales promotion, design, television sponsorship, human resources, multimedia interactive communications and public relations. We have operations in 77 countries through our agencies located in 44 countries throughout Europe, North America, the Asia-Pacific region and Latin America, as well as contractual affiliations with agencies in 33 additional countries. We provide these services to a wide variety of clients, and are not significantly dependent on any single client or industry group. We operate in one reportable business segment, advertising and communications services.

          Globally, over the past few years, our industry has continued to be affected by lagging economic conditions, geopolitical unrest, lack of consumer confidence and cautious client spending. All of these factors contributed to a difficult business environment and industry-wide margin contraction. We continued to experience difficult economic conditions even as the industry began to improve in late 2003. In response to these difficult conditions, we implemented a financial restructuring and a strategic reorganization plan in 2003 to strengthen our integrated communications capability, simplify our organizational structure and significantly reduce our cost structure. As part of our strategic reorganization, we closed or sold a number of companies during 2003 and 2004 that were not engaged primarily in activities within our core areas of competence, were not strategic investments, did not meet our financial performance criteria or otherwise did not fit into our new organization. These companies, together with a small number of other companies we sold in 2004, had aggregate net revenues in 2004 and 2003 of approximately €51.6 million and €157.4 million, respectively, of which €45.1 million and €152.1 million respectively, is reflected in discontinued operations.

          During 2004, as a result of substantially improved industry conditions and the positive effects of the successful implementation of our restructuring and reorganization plan, our financial performance improved significantly. Compared with 2003, our net revenue for 2004 declined by 5%, primarily due to the effects of continued weakness in the U.S. dollar in relation to the euro. On a constant currency basis, this decline amounted to 1%.

However, our net revenue grew by 2.7% on an organic basis compared with 2003. In addition, our operating margin improved significantly in 2004.

          When we discuss amounts on a constant currency basis, the prior period results are adjusted to remove the impact of changes in foreign currency exchange rates during the current period that are being compared to the prior period. The impact of changes in foreign currency exchange rates on prior period results is removed by converting the prior period results into euro at the average exchange rate for the current period. Our management believes that discussing results on a constant currency basis allows for a more meaningful comparison of current-period results to such prior-period results.

          We derive organic revenue change for a specified period by adjusting reported revenue for the prior period by:

•	excluding the impact of foreign currency effects over the course of the period to provide revenues on a constant currency basis, as described in the preceding paragraph;

•

excluding the impact of acquisitions, sales and closures, including closures of departments within companies, that were completed after the first day of the prior period by adding the pre-acquisition revenues of acquired businesses to, and subtracting the pre-sale or pre-closure revenues of sold or closed businesses or departments from, the prior period revenues; and

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

          Significant events for us during 2004 included:

          Capital Increase

          In October 2004, we completed a rights offering in which we issued a total of 122.5 million new shares, representing a capital increase of approximately 40% compared with our previously outstanding share capital, yielding net proceeds of €388.9 million. As a result of this capital increase, our strong operating results, and continued strict controls on our investments, our net debt at December 31, 2004 decreased by 39.9% to €803.2 million compared with December 31, 2003.

          Re-Purchases of Convertible and/or Exchangeable Bonds Due on January 1, 2006

          In December 2004, we re-purchased and cancelled a total of 17,570,404 of our convertible and/or exchangeable 1% bonds, maturing on January 1, 2006. We paid an average price of €25.17 per bond for a total purchase price of approximately €442.3 million. As a result of these re-purchases, we recorded a loss of €8.7 million. We believe that this transaction significantly improved our financial flexibility by reducing our refinancing needs in 2006.

          Strategic Reorganization and Restructuring Plan

          In the fourth quarter of 2003, we completed the strategic reorganization of our business operations that we announced in September 2003. We initiated the strategic reorganization to strengthen our integrated communications capability, to simplify our organizational structure, and to promote greater synergies among our agencies by refocusing our activities around our two global networks, Euro RSCG Worldwide and Media Planning

Group, and our creativity-focused division, Arnold Worldwide Partners. Our management believes that the strategic reorganization has helped improve our financial performance, and reinforced and improved our performance in delivering high quality services to our clients, developing new business globally, regionally and locally, and retaining and attracting qualified creative, research, media and account talent.

          As part of our strategic reorganization, we sold or closed a number of companies that were not engaged primarily in activities within our core areas of competence, were not strategic investments, did not meet our financial performance criteria or otherwise did not fit into our new organization. Most of the significant sales and closures occurred during the course of 2004, although one company was sold and another eight companies were closed in 2003. These companies, together with a small number of other companies we sold in 2004, had aggregate revenues in 2004 and 2003 of approximately €51.6 million and €157.4 million, respectively, of which €45.1 million and €152.1 million, respectively, is reflected in discontinued operations.

          During the third and fourth quarters of 2003 continuing into early 2004, we also implemented a restructuring plan, primarily in the United States and the United Kingdom, to reduce costs through headcount reduction and real estate restructuring. For 2003, we recorded approximately €92.4 million in pre-tax restructuring and other charges relating to this worldwide restructuring, including €37.8 million to restructure our real estate lease obligations and €39.3 million to reduce our headcount by approximately 1,150. As of December 31, 2004, reserves associated with this restructuring program were €37.8 million.

           Personnel positions were eliminated or identified for elimination by December 31, 2003. A remaining reserve balance of approximately €3.1 million reflects costs relating to severance and other termination benefits to be settled in 2005.

          The remaining balance in occupancy and facilities-related reserves of €33.9 million at December 31, 2004 relates to non-cancelable lease commitments in excess of estimated sublease income for abandoned facilities that will be paid out over the remaining lease periods. In 2004, we recorded an additional expense of €15.2 million corresponding to the completion of the plan (the space was identified to be vacated but not yet vacant at December 31, 2003). We also recorded income of €4.5 million in 2004 due to a 2004 decision to sublease to some of our subsidiaries part of the UK space left vacant at December 31, 2003.

          Discontinued Operations

          Our discontinued operations had a pre-tax loss from operations of €2.9 million for 2004 in the aggregate. We recorded an aggregate loss on disposal of €75.9 million in 2003 relating to companies we targeted for sale or cessation of operations in our strategic reorganization and worldwide restructuring program. In 2004, this amount was restated due to a decision not to sell one of the companies initially included in the disposal plan related to our strategic reorganization. Consequently, the aggregate loss on disposal recorded in 2003 has been adjusted to €66.5 million. In 2004, we recorded an additional loss on disposal of €9.8 million, due primarily to lower sales prices for some of the disposals than initially expected.

          Acquisition of Significant Shareholding by Bolloré Médias Investissements

          During 2004 and 2005, Bolloré Médias Investissements and its predecessors acquired beneficially 26.8% of our outstanding shares (including 16,929,649 shares beneficially owned by Sebastian Holdings Inc. which may be considered to be beneficially owned by Bolloré Médias Investissements according to a Schedule 13D (Amendment No. 4) filed with the Securities and Exchange Commission on June 16, 2005 by, among others, Mr. Vincent Bolloré, Bolloré Médias Investissements and Bolloré Investissement). In its Déclaration d’Intention filed with the AMF on June 16, 2005, Bolloré Médias Investissements updated its intentions disclosed on January 4, 2005 for a period of 12 months. It indicated that it is legally presumed to be acting in concert with Vincent Bolloré and companies that he controls and from June 9, 2005 with Sebastian Holdings Inc., that it intends to maintain or reinforce its participation without intending to take control of our company alone or in concert, and that the four directors proposed by Bolloré Group were elected to our board of directors at our shareholders meeting on June 9, 2005. According to a Schedule 13D filed by Sebastian Holdings Inc. and Mr. Alexander M. Vik with the Securities and Exchange Commission on June 17, 2005, Bolloré Investissement, acting on its behalf and on behalf of Bolloré Médias Investissements, and Sebastian Holdings Inc. entered into an agreement on June 9, 2005 in which they agreed to act in concert with respect to the voting of their Havas shares at our annual meeting of shareholders on June 9, 2005 and to cooperate in the future with respect to strategic decisions concerning our company, including with respect to issues to be considered by our board of directors. Pursuant to the terms of this agreement, Bolloré Investissement received a right of first refusal with respect to any sale of the Havas shares beneficially owned by Sebastian Holdings Inc., and, if either party believes that the parties’ cooperation is no longer a valid option, Sebastian Holdings Inc. received the right to put all of, or a portion that constitutes a majority of, the Havas shares it beneficially owns to Bolloré Investissement at a price of €5 per share. The term of this agreement is two years. In a second agreement entered into on June 9, 2005, Mr. Bolloré and Sebastian Holdings Inc. agreed that it will be possible for Sebastian Holdings Inc.’s participation on our board of directors to take place through the appointment of one of the representatives of one of the two legal entities (Bolloré Investissement and Bolloré Médias Investissements) that had been proposed by Bolloré Médias Investissements and elected to our board of directors. According to the Schedule 13D, Sebastian Holdings Inc. has declined for the present time Mr. Bolloré’s invitation to appoint one of the representatives of the two legal entities that had been proposed by Bolloré Médias Investissements and elected to our board of directors.

          Management Changes

          In January 2004, Jim Heekin was appointed as Chairman and Chief Executive Officer of Euro RSCG Worldwide. He replaced Bob Schmetterer, who retired as of December 31, 2003 after 33 years in the industry. Before joining Euro RSCG Worldwide, Mr. Heekin was Chairman and Chief Executive Officer of McCann-Erickson WorldGroup, part of The Interpublic Group of Companies, Inc., having been promoted to that position in March 2000, after serving as Chairman and Chief Executive Officer of McCann-Erickson Worldwide from January 2000 to March 2000.

          As part of our reorganization, we have made various other appointments and changes to our management within our operating divisions. Our reorganization was designed to simplify our management, while refocusing it on certain specific responsibilities, including, among others, finance, talent management, client development, innovation, creativity and efficiency and productivity.

           Finally, on June 21, 2005, our new board of directors met following our shareholders meeting on June 9, 2005 and brought to an end Mr. Alain de Pouzilhac’s term of office as our Chairman and Chief Executive Officer, replacing him with Mr. Richard Colker as interim Chief Executive Officer, assisted by a team of three directors, Messrs. Eskandarian, Rodés Vilà and Séguéla, who will have interim responsibility for the executive functions of our company pending the recruitment of a new Chairman and Chief Executive Officer.

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

          As discussed above, in 2004 our overall financial performance rebounded substantially compared with 2003, although our organic revenue growth continued to lag behind much of the industry.

          Industry forecasters predict world advertising expenditures in major media will increase by 5% in 2005 at current prices (Source: Zenith Optimedia). Although we cannot assure you that this forecast ultimately will prove to be accurate, our management believes that conditions for the industry as a whole in 2005 should continue to be favorable. We have already achieved some notable successes in new account wins since the beginning of 2005. In this positive environment, and in spite of the loss of one of our largest clients, Intel Corporation, in February 2005, and the recent replacement of our Chairman and Chief Executive Officer with an interim Chairman and Chief Executive Officer, we remain confident about our prospects in 2005. Our objective is to continue the positive development of our organic growth globally, particularly, to improve organic growth in the U.S. and the U.K., and to further improve our profitability through new account wins, the development of existing clients and a continuing emphasis on cost control.

          We believe that a number of industry trends have had and will continue to have a fundamental impact on our business and prospects. These trends include:

•	Continued client demand for integrated communications services, which consists of coordinating traditional advertising services with marketing, interactive, corporate communications and other communications services. In response to this trend, we reorganized Euro RSCG beginning in 2002 by bringing together agencies in different disciplines, such as advertising, marketing services, interactive and corporate communications, in the same geographic region, into one “Power of One” functional business unit having one set of objectives and management incentives;

•	Globalization of many industries and the resulting globalization of the advertising and communications services industry and polarization of our industry into a relatively small number of global networks and a large number of smaller local and regional agencies. We have pursued, and continue to pursue, a strategy of expanding and consolidating our positions in various markets, including through targeted acquisitions or strategic alliances to take advantage of opportunities to increase the geographic scope and service offerings of our existing networks in response to this trend;

•	Continued fragmentation of media audiences and proliferation of media channels, increasing the opportunities to reach consumers, but also increasing the complexity of doing so. As a result of this trend, we continue to invest in market research and efficiency measurement tools and techniques, primarily through Media Planning Group;

•	Growth of marketing services, as the rapid development of new communications technologies has enabled advertisers to reach their intended audiences using means that are more targeted than traditional mass marketing. In response to this trend, we expanded our marketing services capabilities over the past several years primarily through acquisitions, including the acquisition of Snyder Communications in 2000, and, in 2004 we launched Euro RSCG 4D, a new global marketing services brand integrating under one banner various marketing services agencies within Euro RSCG Worldwide;

•	Continued evolution of the Internet, interactive television and other emerging media as a new market for advertising and communications services. In response to this trend, we have expanded our multimedia interactive communications services over the past several years, including through acquisitions, such as the acquisition in 2001 of the Snyder Communications interactive professional services business, Circle.com;

•	Evolution of media planning and buying from an ancillary service within traditional advertising agencies into a specialized autonomous service. In response to this trend, we created a separate division, Media Planning Group, in 1999 to handle our media planning and buying activities. We believe that operating these activities as separate entities rather than as departments within our agencies is the most effective structure to capitalize on growth opportunities in the media business;

•	Pressure on fees, particularly as client procurement departments, as opposed to marketing departments, are increasingly involved in negotiating pricing. To counteract this trend, we have sought to increase revenues by expanding the geographic markets in which we represent, and the categories of services we provide to, our clients, to continually adapt our costs to the fees negotiated with our clients, and to attempt to negotiate fees that include incentives based on the effectiveness of our advertising and marketing campaigns; and

•	Increasing demands by major international clients for exclusivity in their relationships with advertising and communications services groups, calling into question the traditional advertising holding company structure made up of multiple independent international networks representing clients with competing products and services within the same group. As a result of this trend, we decided to make Euro RSCG our unique global advertising agency network, with Arnold Worldwide Partners concentrating its efforts on developing a strong creative presence in local markets in a smaller number of countries.
27

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

          Revenue recognition. Substantially all of our revenue is derived from fees and commissions for advertising and communication services and for the planning and purchase of media. Revenue is recognized on the date that the services are performed, costs are incurred for production and the media is aired or published, and when collection is reasonably assured.

           We generally record revenue at the net amount retained when the fee or commission is earned. In the delivery of some services to our clients, we incur costs on their behalf for which we are reimbursed. Substantially all of our reimbursed costs relate to purchases on behalf of our clients of media and production services. We generally have no latitude in establishing the reimbursement price for these expenses and invoice our clients for these expenses in an amount equal to the amount of costs incurred. These reimbursement costs, which are a multiple of our revenue, are significant. However, except in connection with the bankruptcy of WorldCom, Inc., we have not historically experienced significant losses in connection with media and production costs. See “Item 8. Financial Information — Legal Proceedings — Bankruptcy of WorldCom, Inc.” beginning on page 66.

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

          Allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable based upon past experience, reviews of aging and analysis of specific accounts.  If economic or specific industry trends worsen beyond our estimates or any of our clients’ financial condition becomes tenuous, we will increase our allowances for doubtful accounts by recording additional expense.

          Restructuring charges. During 2003, we recorded significant charges in connection with our strategic reorganization and worldwide restructuring plan. The related reserves reflect many estimates, including those pertaining to employee severance and other personnel-related costs and obligations under real estate leases, net of estimated sublease income. We reassess the reserve requirements to complete our restructuring plan at the end of each reporting period. Actual experience has been and may continue to be different from these estimates. As real estate market conditions change, we may have further refinements in the future, either upward or downward, to the original charge recorded. As of December 31, 2004, reserves associated with our 2003 and 2001 restructuring programs were €37.8 million and €9.9 million, respectively. As of December 31, 2003, reserves associated with our 2003 and 2001 restructuring programs were €59.7 million and €15.4 million, respectively. As of December 31, 2002, reserves associated with our 2001 restructuring plan were €21.2 million. For more information, see Note 7 to our 2004 consolidated financial statements beginning on page F-15 of this annual report.

          Contingent acquisition obligations. Certain of our acquisition contracts provide for contingent consideration based on earnings, which we refer to as an earn-out. We utilize earn-out structures in an effort to minimize our risk associated with potential future negative changes in the performance of the acquired company. In addition, owners of interests in certain of our subsidiaries or affiliates have the right, in certain circumstances, to require us to purchase their interests, which we refer to as a buy-out.

          We currently estimate that the amount of contingent future earn-out and buy-out payments we will be required to make for past acquisitions, assuming the acquired companies perform over the relevant earn-out and buy-out periods at their current profit levels, is €99.0 million as of December 31, 2004. The ultimate amounts payable are dependent upon future results of the acquired companies. In accordance with U.S. GAAP, we do not record a liability for these items on our balance sheets until the applicable contingency is resolved and the additional payment is determinable. However, if the contingent consideration is conditioned on the employment of any selling shareholder, we accrue compensation expense based on the estimated contingent payment. Actual results for these companies may differ from our estimates, in which case the amounts we are required to pay may be different than the amounts we estimate. These contingent obligations also change from period to period as a result of earn-out or buy-out payments made during the current period, changes in the previous estimate of the acquired companies’ performances, changes in foreign exchange rates and the addition of new contingent obligations resulting from acquisitions with earn-out or buy-out structures completed in the current period. These differences could be material. See “—Liquidity and capital resources — Contractual obligations” below.

          Impairment of goodwill. Beginning on January 1, 2002, in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”, we ceased amortizing goodwill or excess basis related to equity-method investments. Instead, we began testing intangible assets, including goodwill, at least annually for impairment by comparing the fair value of our reporting units over their carrying values, in accordance with SFAS No. 142. The fair value of the reporting units has been computed using the “discounted cash flow” method, and is based on estimates of future earnings. Actual earnings may differ from our estimates. The excess of the carrying amount over the fair value is deemed to be impaired and is written off. In 2002, we completed the transitional and the first annual impairment tests of goodwill and intangible assets with indefinite lives. As a result, we wrote off a total of €1,483.3 million of goodwill in 2002 of which €1,120.8 million was reflected as “Cumulative effect of accounting change” as the last item on the 2002 consolidated statement of operations before arriving at net income. In 2003, we wrote off €69.5 million of goodwill. There was no goodwill impairment charge in 2004.

          Impairment of long lived assets and accounting for discontinued operations. The long lived assets are reviewed for impairment whenever events or circumstances indicate their carrying values may not be recoverable. Whenever such events or circumstances arise, an estimate of the future cash flows is compared to the asset’s carrying value to determine if an impairment exists pursuant to the requirements of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived-Assets.”

          In accordance with SFAS No. 144, we include in assets and liabilities held for sale and in discontinued operations the assets and liabilities that meet certain criteria with respect to our plans for their sale or abandonment.

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

          Deferred taxes. We record deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of assets and liabilities. If enacted tax rates change, we will adjust our deferred tax assets and liabilities through the provision for income taxes in the period of the change to reflect the enacted tax rate expected to be in effect when the deferred tax items reverse. A one percentage point change in the enacted tax rates would increase or decrease net income by approximately €0.6 million.

          In accordance with SFAS No. 109, “Accounting for Income Taxes,” we record a valuation allowance on deferred tax assets when it is more likely than not that all or a portion of deferred tax assets will not be realized. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Therefore, cumulative losses weigh much more heavily in the overall assessment. In 2004, we determined that the positive evidence was not sufficient to overcome such negative evidence and concluded that it was therefore appropriate to establish a full valuation allowance for our deferred tax assets related to our U.S. and French tax groups. As of December 31, 2004, the valuation allowance of these two tax groups amounted to €583.1 million. Nevertheless, we continue to believe that our business will achieve profitability in future years, and that we will be able to utilize these tax assets to minimize U.S. and French taxes in the future.

          We base our estimates and judgments on historical experience and other factors that we believe to be reasonable under the circumstances. Actual results or outcomes may differ from these estimates.

New accounting pronouncements

            In December 2004, the Financial Accounting Standards Board, which we refer to as FASB, issued SFAS No. 123R, “Share-based payment”. This statement is a revision of SFAS No. 123, “Accounting for stock-based compensation,” and establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The application of this statement is required as of the beginning of the first annual reporting period that begins after December 15, 2005. The adoption of this statement will have a significant effect on our results of operations that we are still in the process of assessing. However, the adoption of this statement is not expected to have a material effect on our financial position or cash flows.

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

          Goodwill and other intangible impairment.  Beginning on January 1, 2002, in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” we no longer amortize goodwill or excess basis related to equity-method investments, but rather we test these assets at least annually for impairment by comparing the fair value of the reporting units over their carrying values. Since 2002, we have been applying SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” to the other intangibles which require us to review the intangibles for impairment whenever events or circumstances indicate their carrying values may not be recoverable. Therefore, since 2002, this item consists of the goodwill impairment charge as determined at the end of the period as well as the other intangible impairment charge.

          Discontinued Operations.  In accordance with SFAS No. 144, the results of operations of the businesses we sold or disposed of as at December 31, 2004 have been reported as “Discontinued” in the current and prior periods.

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

Results of Operations The following table summarizes certain financial information for our company:

	(€ in millions, except per share amounts)

	2004	2003	2002

Net revenues	1,449	1,525	1,811
Operating expenses:
Compensation and related costs	(825)	(933)	(1,060)
Stock-based compensation	(8)	(5)	(13)
General and administrative non-payroll costs	(456)	(474)	(556)
Compensation to former shareholders of acquired businesses	(3)	(3)	(6)
Amortization of intangible assets	(29)	(31)	(33)
Goodwill and other intangible impairment	—	(100)	(363)
Restructuring and other charges	(16)	(98)	3
Total operating expenses	(1,337)	(1,644)	(2,028)
Operating income (loss)	112	(119)	(217)
Interest expense	(71)	(78)	(77)
Interest income	16	28	28
Exchange rate gain (loss)	3	(9)	(1)
Net gain on trading securities	7	9	10
Other	(7)	(53)	(1)
Financial expense-net	(52)	(103)	(41)
Net income (loss) from operations before income tax	60	(222)	(258)
Provision for income tax	(3)	(108)	(39)
Minority interests	(8)	(5)	(15)
Equity in earnings of investees	1	1	—
Income (loss) from continuing operations	50	(334)	(312)
Loss from discontinued operations (net of tax)	(17)	(89)	—
Net income (loss) before effect of change in accounting principle	33	(423)	(312)
Cumulative effect of accounting change	—	—	(1,121)
Net income (loss)	33	(423)	(1,433)
Per common share basic and diluted:
Income (loss) from continuing operations	0.15	(1.05)	(0.99)
Income (loss) from discontinued operations	(0.05)	(0.28)	—
Loss from cumulative effect of accounting change	—	—	(3.54)
Net income (loss)	0.10	(1.33)	(4.53)
31

The following are some of the key factors that drove our financial results in 2004: Operating Income (loss)

•	Organic net revenue increase, primarily as a result of increased demand for our advertising and communications services by our clients, although pressure on fee and commission rates by our clients continued;

•	Lower foreign exchange rates for 2004, primarily regarding the U.S. dollar versus the euro that resulted in lower euro revenue and expense compared with 2003;

Other Financial Income

•	During 2004, we re-purchased and cancelled a total of 17,570,404 of our convertible and/or exchangeable 1% bonds, maturing on January 1, 2006. We paid an average price of €25.17 per bond for a total purchase price of approximately €442.3 million. As a result of these re-purchases, we recorded a loss of €8.7 million which is reflected as “Other financial expense” in the consolidated statements of operations.

Discontinued Operations

•	In the fourth quarter of 2003, we completed the strategic reorganization of our business operations that was announced in September 2003. In accordance with SFAS No. 144, the results of the businesses sold by December 31, 2004 have been reported as “Discontinued” in the current and prior periods in this annual report.
32

NET REVENUES

          We offer advertising and communications services in 77 countries through our agencies located throughout Europe, North America, the Asia-Pacific region and Latin America, and through contractual affiliations with other agencies in a number of countries. The following analysis provides further detail on revenue:

2004 vs. 2003

          Our net revenues were €1,448.6 million for 2004, a decrease of 5% compared with €1,525.1 million for 2003. Our revenues were impacted by the U.S. dollar’s continued decline against the euro which was partially offset by increased demand for advertising and communications services in many regions, reflecting the improved global economic conditions in most of our major geographic markets. Excluding the currency effect, our revenues decreased by 1%. Excluding the effects of changes in the scope of consolidation, such as acquisitions and dispositions (a net decrease of €52.8 million) and currency fluctuations (a net decrease of €61.7 million), our net revenues increased by €38 million, or 2.7% on an organic basis.

          The following table sets forth a geographic breakdown of our revenues for 2004 and 2003. In preparing the table, we have allocated revenues to the country or region of the subsidiary realizing the revenues.

Region(1)	2004 % of Total	2003 % of Total

North America	40%	42%
Europe (excluding France)	31%	33%
France	21%	17%
Asia Pacific region	4%	4%
Latin America	4%	4%
TOTAL	100%	100%

(1) Because our revenues from the Middle East and Africa represent less than 1% of our total revenues, our geographic breakdown of revenues currently includes, and historically has included, revenues in the western part of the Middle East and in Africa with those of Europe, and revenues in the eastern part of the Middle East with those of the Asia-Pacific region.

          As in 2003, North America, Europe (excluding France) and France remained our most important regions in terms of revenues in 2004. In France, our business activities performed well over the year, primarily due to significant new business wins in 2004. In both Europe (excluding France) and the United States, organic growth during 2004 was slightly positive, although within Europe (excluding France and the United Kingdom) organic growth was strongly positive. This performance was partially off-set by a substantial decline in organic growth in the United Kingdom. In Latin America and the Asia-Pacific region, organic growth remained strong. In the aggregate, 2004 organic growth reflected a better than expected performance, primarily at Arnold Worldwide Partners (which posted a record year for new business), and at Media Planning Group, and in the healthcare and marketing services sectors at Euro RSCG.

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

          As in 2002, North America, Europe (excluding France) and France remained our most important regions in terms of revenues in 2003. However, organic revenue declined sharply in the United Kingdom and was also lower in Europe excluding France. Responding to this situation, at the end of the first half of fiscal 2003, we identified 50 companies that were identified as impeding our revenue and earnings growth. These companies, mainly located in the United Kingdom, the United States and Northern Europe, were determined to be under-performing due to poor management or inappropriate market positioning or strategies. As part of our strategic reorganization, these companies have either been restructured with changes in management, closed or sold.

          Our operating margin before goodwill impairment and restructuring charges was negatively impacted by poor revenue forecasting at Euro RSCG, which late in the year turned out to be over-optimistic. Our revenues were therefore lower than anticipated, resulting in a cost structure that was too high. In response, we increased our initially planned headcount reduction under our worldwide restructuring plan to better align our cost structure to our revenues and we changed our budgeting and internal financial reporting procedures. Margins were also weakened by the 50 underperforming companies described above.

OPERATING EXPENSES

          Our 2004 operating expenses decreased €306.9 million, or 18.7%, to €1,337.0 million in 2004 from €1,643.9 million in 2003. Our operating expenses compared with 2003 were impacted primarily by the absence of goodwill and other intangible impairment in 2004, a significant reduction of restructuring charges in 2004 compared with 2003, the effects of staff reductions in late 2003 and early 2004 in connection with the implementation of our strategic reorganization and restructuring plan to reduce our cost structure, and the decline in the U.S. dollar against the euro.

Compensation and Related Costs and Stock-Based Compensation

          In 2004, our compensation and related costs and stock-based compensation amounted to approximately 57.5% of revenue, compared with 61.5% of revenue in 2003. Compensation and related costs and stock-based compensation decreased as a percentage of revenue as a result of improved revenue due to a better business environment and continued focus on managing headcount to performance. Compensation and related costs in all periods also were impacted by salary progression.

          2004 vs. 2003

          In 2004, our expenses relating to compensation and related costs and stock-based compensation was €833.1 million, a decrease of 11.2% compared with €937.9 million for 2003. This decrease was primarily attributable to staff reductions in late 2003 in connection with the implementation of our strategic reorganization and restructuring plan to reduce our cost structure and to the effects of currency translation for €35.1 million. As a percentage of revenue, compensation and related costs and stock-based compensation was 57.5% for 2004 compared with 61.5% for 2003.

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

General and Administrative Non-Payroll Costs

          2004 vs. 2003

          General and administrative non-payroll costs were €456.0 million for 2004, a decrease of 3.8% compared with €474.2 million for 2003. This decrease was attributable to the effects of currency translation for €25.6 million partially offset by an overall increase in general and administrative non-payroll costs (including €5.3 million in fees in connection with the preparation of our unsuccessful offer and related financing to acquire Grey Global Group in September 2004). Expressed as a percentage of total revenues, general and administrative non-payroll costs were 31.5% for 2004 compared with 31.1% for 2003.

          2003 vs. 2002

          General and administrative non-payroll costs were €474.2 million for 2003, a decrease of 14.8% compared with €556.3 million for 2002. This decrease was primarily attributable to the effects of currency translation for

€60.5 million and to a reduction in occupancy and facilities-related costs and other general and administrative costs as a result of our restructuring plan. Expressed as a percentage of total revenues, general and administrative non-payroll costs were 31.1% for 2003 compared with 30.7% for 2002.

Compensation to Former Shareholders of Acquired Businesses

          Compensation to former shareholders of acquired businesses was €3.4 million for 2004, €2.5 million for 2003, and €6 million for 2002.

Amortization of Intangible Assets

          Amortization of intangible assets was €28.9 million in 2004, €31.1 million in 2003, and €33.4 million in 2002.

Goodwill and Other Intangible Impairment

          Goodwill and other intangible impairment was €99.8 million for 2003 and €362.5 million for 2002 in connection with our adoption of SFAS No. 142 on January 1, 2002. No goodwill and other intangible impairment was recorded in 2004.

Restructuring and Other Charges

          2004 vs. 2003

           During the third and fourth quarters of 2003 continuing into early 2004, we implemented a restructuring plan, primarily in the United States and the United Kingdom, to reduce costs through headcount reduction and real estate restructuring. For 2003, we recorded approximately €92.4 million in pre-tax restructuring and other charges relating to this worldwide restructuring, including €37.8 million to restructure our real estate lease obligations and €39.3 million to reduce our headcount by approximately 1,150. As of December 31, 2004, reserves associated with this restructuring program were €37.8 million.

          Personnel positions were eliminated or identified for elimination by December 31, 2003. A remaining reserve balance of approximately €3.1 million reflects costs relating to severance and other termination benefits to be settled in 2005.

          The remaining balance in occupancy and facilities-related reserves of €33.9 million at December 31, 2004 relates to non-cancelable lease commitments in excess of estimated sublease income for abandoned facilities that will be paid out over the remaining lease periods, ranging from one to nine years. In 2004, we recorded an additional expense of €15.2 million corresponding to the completion of the plan (the space was identified to be vacated but not yet vacant at December 31, 2003). We also recorded income of €4.5 million in 2004 due to a 2004 decision to sublease to some of our subsidiaries part of the UK space left vacant at December 31, 2003.

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

          We also implemented a restructuring plan, primarily in the United States and the United Kingdom, to reduce costs. This plan resulted in pre-tax restructuring costs and other charges in the amount of €92.4 million. This charge includes pre-tax severance and other personnel-related costs of €39.3 million, pre-tax occupancy and facilities-related costs of €37.8 million as well as other charges of €15.3 million including €8.8 million in asset write downs.

          The severance and other personnel related charges of €39.3 million reflected the elimination of 1,158 positions worldwide, most of them in Europe and North America. The employee groups affected included all levels and functions across our company. All positions had been eliminated or identified for elimination at December 31, 2003, and the remaining reserve balance of €25.5 million at December 31, 2003 reflects costs relating to severance and other termination benefits to be settled in 2004.

          We noted that this reorganization would also affect our 2004 consolidated statements of operations. We anticipated that the completion of the plan would result in the abandonment and closure of 40 offices representing about 70,000 square meters principally located in Great Britain and in North America. We also anticipated that lease terminations would include remaining lease obligations net of estimated sublease income at December 31, 2003. Such termination costs were based upon an estimate of the amounts that we expected to pay over the terms of these leases, based on our assumptions regarding offsetting sublease income. The remaining balance in occupancy and facilities-related reserves of €31.8 million at December 31, 2003 relates to non-cancelable lease commitments in excess of estimated sublease income for abandoned facilities that will be paid out over the remaining lease periods, ranging from one to ten years.

          With respect to the 2001 restructuring plan, as local real estate markets evolved, we adjusted our estimated sublease income over the related lease terms, resulting in an additional restructuring reserve of €6 million at December 31, 2003.

FINANCIAL EXPENSE, NET

Other

          During December 2004, we re-purchased and cancelled a total of 17,570,404 of our convertible and/or exchangeable 1% bonds, maturing on January 1, 2006. We paid an average price of €25.17 per bond for a total purchase price of approximately €442.3 million. As a result, we recorded a loss of €8.7 million which is reflected as “Other financial expense” in the accompanying consolidated statements of operations.

          In December 2003, at a general meeting of holders of the convertible and/or exchangeable 4% bonds due January 1, 2009, the holders approved the payment by us of €1.20 per bond, payable in cash in a single installment on January 1, 2004, in exchange for a waiver of the option they had to cause us to redeem the bonds at its nominal value plus accrued interest on January 1, 2006, which we refer to as the “put”. Our total expense amounted to €51.1 million, including €0.9 million in consulting fees which are reflected as “other financial expense” in the 2003 consolidated statements of operations. Based on the Emerging Issues Task Force, which we refer to as EITF, consensus on issue no. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” this operation has been accounted for in accordance with paragraph 16 of statement 125, resulting in a €10.7 million loss which is also reflected as “Other financial expense” in the 2003 consolidated statements of operations. The aggregate amount of these convertible and/or exchangeable bonds outstanding at December 31, 2004 amounted to €472.6 million, comprised of €454.6 million in aggregate principal and €18 million in interest.

          During the first quarter of 2003, we repurchased 5,290,000 of our convertible and/or exchangeable 1% bonds due January 1, 2006 resulting in a €12.2 million gain which is reflected as “Other financial income” in the 2003 consolidated statements of operations.

OTHER ITEMS

Provision for Income Tax

          Provision for income tax was €2.5 million for 2004, compared with €107.6 million for 2003. The decrease was primarily attributable to the much lower valuation allowance recorded in 2004 (€30.1 million) compared with the substantial valuation allowance recorded in 2003 (€164.2 million).

          Provision for income tax was €107.6 million for 2003, compared with €39 million for 2002. The increase was primarily attributable to the impact of the deferred tax valuation allowance of €164.2 million, partially offset by a lower level of earnings before taxes and before goodwill impairment charges.

Minority interests

          Minority interests were €8.5 million for 2004, compared with €5.5 million for 2003. This increase is primarily attributable to the increase in earnings in 2004 compared with 2003.

          Minority interests were €5.5 million for 2003, compared with €14.8 million for 2002. This decrease is primarily attributable to the decrease in earnings in 2003 compared with 2002.

LIQUIDITY AND CAPITAL RESOURCES

          At December 31, 2004, cash and highly liquid investments amounted to €534.2 million, a decrease of €126 million from December 31, 2003 of €660.2 million. Our total debt at December 31, 2004 was €803.2 million, a decrease of €532.7 million from December 31, 2003. We collect funds from clients to pay for media, production and other third-party expenses incurred on behalf of our clients. As a result, our cash receipts and disbursements substantially exceed our net revenue related to these activities. The working capital amounts shown on our balance sheet and the cash flows from operating activities reflect these “pass-through” of expenses.

          Our primary sources of funds in 2004 were proceeds from our October 2004 rights offering, cash from operations and various revolving lines of credit.

          Our primary uses of cash were to finance our December 2004 re-purchases of our convertible and/or exchangeable 1% bonds maturing January 1, 2006, general corporate needs, including capital expenditure requirements, dividend payments and acquisitions, including earn-out and buy-out payments related to prior acquisitions.

          We believe that net cash provided by operating activities and additional borrowing under existing bank facilities will be sufficient to meet our present liquidity needs, including the repayment of the first series of our convertible bonds that matures on January 1, 2006.

Operating activities

          Our net cash provided by operating activities was €123.2 million, €176.5 million and €240.5 million for the years ended December 31, 2004, 2003 and 2002, respectively. The decrease in 2004 was primarily attributable to the portion of the payments made in connection with our repurchases of our convertible and/or exchangeable 1% bonds due January 1, 2006 considered to be interest repayments, corresponding to accrued premium and interest at the repurchase date, and the cash impact in 2004 of restructuring charges taken in 2003, partially offset by higher earnings levels in 2004 resulting from improved global market conditions compared with 2003.

          The decrease in 2003 was primarily attributable to the lower earnings level in 2003 resulting from continued weakness in client demand for advertising and communications services and severance costs and other costs related to our strategic reorganization and worldwide restructuring program.

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

          Net cash provided by investing activities was €130.3 million and €11.5 million in 2004 and 2003, respectively whereas net cash used in investing activities was €(514.5) million in 2002.

         Cash provided by investing activities increased in 2004 due primarily to the sale of substantial highly liquid investments partially offset by earn-out and buy-out payments related to prior acquisitions. The proceeds from divestitures in connection with our strategic reorganization is offset by the cash used for the capital expenditures.

          Cash provided by investing activities in 2003 reflected the poor activity in terms of acquisitions, earn-out and buy-out payments and capital expenditures.

          Cash used in investing activities in 2002 reflected the huge investment in highly liquid investments in connection with the cash received from the issuance of the convertible bonds.

Financing activities

          Net cash used in financing activities was €(176.6) million, €(175.4) million for 2004 and 2003, respectively whereas net cash provided by financing activities was €290.2 million in 2002. The significant amount of cash used to re-purchase and cancel a total of 17,570,404 of our convertible and/or exchangeable 1% bonds due January 1, 2006 in December 2004 was partially offset by significant cash generated by our rights offering in October 2004. The substantial decrease in 2003 was primarily attributable to the fact that in 2002 we had a €450 million convertible and/or exchangeable bond issuance for which there was no comparable issuance in 2003. The increase in 2002 was primarily due to the significant amount of cash generated by our issuance of convertible and/or exchangeable bonds in May 2002 for which there was no comparable financing activity in 2001.

          At December 31, 2004, total financial debt, which consists of bank debt, obligations under our two outstanding series of convertible and/or exchangeable bonds and capitalized lease obligations, was €803.2 million, a decrease of €532.7 million from December 31, 2003. This total financial debt was comprised of:

•	€686.6 million aggregate principal amount and accrued premium and interest under our convertible and/or exchangeable bonds;

•	€34.2 million in long-term borrowings;

•	€80.4 million in short-term borrowings; and

•	€2.0 million in capitalized lease obligations.

          Approximately 94.1% of our financial debt outstanding at December 31, 2004 was denominated in euro, 3.2% was denominated in U.S. dollars and 0.9% was denominated in British pounds.

          Convertible and/or exchangeable bonds

          At December 31, 2004, we had a total of €686.6 million aggregate principal amount and accrued premium and interest under our unsecured convertible and/or exchangeable bonds outstanding, comprised of €214.0 million aggregate principal amount and accrued premium and interest under our convertible and/or exchangeable 1% bonds issued in December 2000 and €472.6 million aggregate principal amount and interest under our convertible and/or exchangeable 4% bonds issued in May 2002.

          In February 1999, we issued 1,223,405 unsecured convertible and/or exchangeable bonds due January 1, 2004, each with a nominal value of €188, for an aggregate principal amount at issuance of €230.0 million. We received net proceeds of €225.3 million from this issuance. The coupon rate of the bonds was 1.0% per annum, payable annually in arrears on January 1 of each year, and the gross yield to maturity was 1.75% per annum, assuming no conversion, redemption or re-purchase occurs prior to maturity. The implicit interest rate, including issue costs, was 2.18% per annum. The bonds had a maturity date of January 1, 2004. As of December 31, 2003, 769,448 million bonds had been converted into 15,389,004 Havas shares. As of that date, our €89.4 million in aggregate principal amount and accrued premium and interest under these bonds was comprised of €85.3 million in aggregate principal amount, €3.2 million in accrued premium and €0.9 million in interest through that date. We paid €89.4 million to redeem the outstanding bonds at their maturity on January 1, 2004.

          In December 2000, we issued 32,817,012 unsecured convertible and/or exchangeable bonds, each with a nominal value of €21.60, for an aggregate principal amount at issuance of €708.8 million. We received net proceeds of €694.9 million from this issuance. The coupon rate of the bonds is 1.0% per annum, payable annually in arrears on January 1 of each year, beginning January 1, 2002, and the gross yield to maturity is 4.25% per annum, assuming no conversion, redemption or re-purchase occurs prior to maturity. The implicit interest rate, including issue costs, is 4.67% per annum. The bonds have a maturity date of January 1, 2006. Each bond currently is exercisable at any time at the option of the holder for 1.13 Havas shares, subject to specified anti-dilution adjustments, which exercise may, at our option, be a conversion for newly issued shares, an exchange for treasury shares or a combination thereof. In accordance with French law, the conversion/exchange ratio has been adjusted from 1 to 1.02 to 1.035 and then to 1.047 due to the distribution of a portion of paid-in capital in connection with our payment of our annual dividend to shareholders on June 11, 2002, June 18, 2003 and June 17, 2004, respectively, from 1.047 to 1.13 due to our rights offering in October 2004 and from 1.13 to 1.147 as a result of the distribution of a portion of paid-in capital in connection with our payment of our annual dividend to shareholders on June 14, 2005. For a discussion of the future distribution of paid-in-capital in connection with our payment of dividends to shareholders, see “Item 8. Financial Information —Dividend Policy” on page 68. The bonds have a redemption value at maturity of €25.44 per bond, or approximately 117.78% of their nominal value. We have the option to redeem all, but not less than all, of the outstanding bonds between January 1, 2004 and December 31, 2005, at an early redemption price that guarantees the holder of the bond a yield to maturity equivalent to the rate the holder would have obtained upon redemption at maturity, if the product of (1) the conversion/exchange ratio and (2) the arithmetic mean of the closing prices of Havas shares on Euronext Paris during 20 consecutive trading days chosen by us from among the 40-trading day period preceding publication of a notice of early redemption, exceeds 115% of the early redemption price. We also have the option to redeem, all, but not less than all, of the bonds at their nominal value plus accrued interest at any time when less than 10% of the bonds issued remain outstanding. In connection with this issuance, we agreed not to issue bonds with any preference over these bonds, or reduce our share capital or alter the way we allocate profits. As of December 31, 2004, no bonds had been converted into Havas shares. In December 2004, we re-purchased and cancelled a total of 17,570,404 of these bonds, and during 2003, we re-purchased and cancelled 5,290,000 of these bonds. As of December 31, 2004, our remaining €214.0 million aggregate principal amount and accrued premium and interest under these bonds was comprised of €186.1 million in aggregate principal amount, €25.9 million in accrued premium and €2.0 million in accrued interest through that date. Assuming no conversions, redemptions or repurchases, an additional €7.2 million of premium would accrue on these bonds through maturity.

          On May 22, 2002, we issued 41,860,465 unsecured convertible and/or exchangeable bonds, each with a nominal value of €10.75, for an aggregate principal amount of €450 million. We received net proceeds of approximately €443.5 million from this issuance. The coupon rate of the bonds is 4.0% per annum, payable annually in arrears on January 1 of each year, beginning January 1, 2003, and the gross yield to maturity also is 4.0% per annum, assuming no conversion, redemption or re-purchase occurs prior to maturity. The implicit interest rate, including issue costs, is 4.26% per annum. The bonds have a maturity date of January 1, 2009. Each bond currently is exercisable at any time at the option of the holder for 1.13 Havas shares, subject to specified anti-dilution adjustments, which exercise may, at our option, be a conversion for newly issued shares, an exchange for treasury shares or a combination thereof. In accordance with French law, the conversion/exchange ratio has been adjusted from 1 to 1.02 to 1.035 and then to 1.047 due to the distribution of a portion of paid-in capital in connection with our payment of our annual dividend to shareholders on June 11, 2002, June 18, 2003 and June 17, 2004, respectively, from 1.047 to 1.13 due to our rights offering in October 2004 and from 1.13 to 1.147 as a result of the distribution of a portion of paid-in capital in connection with our payment of our annual dividend to shareholders on June 14, 2005. For a discussion of the future distribution of paid-in-capital in connection with our payment of dividends to shareholders, see “Item 8. Financial Information —Dividend Policy” on page 68. The bonds have a redemption value at maturity equal to their nominal value. We have the option to redeem all, but not less than all, of the outstanding bonds between January 1, 2005 and December 31, 2008 at their nominal value plus accrued interest if the product of (1) the conversion/exchange ratio and (2) the arithmetic mean of the closing prices of Havas shares on Euronext Paris during 20 consecutive trading days chosen by us from among the 40-trading day period preceding publication of a notice of early redemption, exceeds 125% of the nominal value of the bonds. We also have the option to redeem, all, but not less than all, of the bonds at their nominal value plus accrued interest at any time when less than 10% of the bonds issued remain outstanding. In connection with this issuance, we agreed not to give any other bonds any preference over the bonds, or reduce our share capital or alter the way we allocate profits. As of December 31, 2004, 930 bonds had been converted into our shares. As of December 31, 2004, our remaining €472.6 million aggregate principal amount and accrued interest on these bonds was comprised of €454.6 million in aggregate principal amount and €18.0 million in accrued interest through that date.

          In December 2003, at a general meeting of holders of the convertible and/or exchangeable bonds due January 1, 2009, the holders approved the payment by us of €1.20 per bond, payable in cash in a single installment on January 1, 2004, in exchange for a waiver of the option they had to cause us to redeem the bonds at its nominal value plus accrued interest on January 1, 2006, which we refer to as the “put”. Our total expense amounted to €51.1 million, including €0.9 million in consulting fees, which are reflected as “Other financial expense” in our 2003 consolidated statements of operations. Based on the EITF consensus on issue No. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” this operation was accounted for in accordance with paragraph 16 of statement 125, resulting in a €10.7 million loss which was reflected as “Other financial expense” in our 2003 consolidated statements of operations.

          For a discussion of our convertible and/or exchangeable bonds as of December 31, 2004, see Note 10 to our 2004 consolidated financial statements beginning on page F-18 of this annual report.

          Long-term borrowings

          As of December 31, 2004 and 2003, we had outstanding long-term borrowings of €34.2 million and €40.4 million, respectively. The weighted average interest rate on these long-term borrowings was 4.2% and 3.3% at December 31, 2004 and 2003, respectively. Of the total outstanding long-term borrowings at December 31, 2004, €26.2 million was due within one year, €7.6 million was due in 2006, €0.2 million was due in 2007, €0.1 million was due in 2008 and €0.1 million was due after January 1, 2009. €7.9 million of the outstanding long-term borrowings as of December 31, 2004 bore interest at fixed rates, and €26.3 million bore interest at variable rates.

          In June 1999, one of our indirect, wholly owned subsidiaries, Havas North America, Inc., formerly EWDB North America, Inc., borrowed $30 million from Banque Nationale de Paris, New York Branch. In connection with this loan, we agreed to deposit with Banque Nationale de Paris, New York Branch, $30 million to allow Havas North America to borrow the funds. The loan bears interest at a rate equal to the London Inter-bank Offered Rate, or LIBOR, plus a margin. The deposit earns interest at a rate of LIBOR less a margin. The deposit and loan mature simultaneously in six equal annual installments from June 4, 2001 through June 5, 2006 and the borrowing and collateral deposit have therefore been reduced to $10 million at December 31, 2004. In order to hedge the currency risk with respect to our U.S. dollar deposit, we also entered into a currency and interest rate swap arrangement, which we refer to as “CIRCUS,” with Banque Nationale de Paris. The CIRCUS has the effect of transforming our U.S. dollar deposit of $10 million into a euro deposit of €9.5 million that earns interest at the European Inter-bank Offered Rate, or EURIBOR, less a margin. The maturities of the CIRCUS are identical to those of the deposit in terms of dates, currency and amounts. As of December 31, 2004, we recorded an exchange rate gain on the CIRCUS in the amount of €2.2 million and an exchange rate loss on the deposit in the amount of €2.2 million. As of December 31, 2003, we recorded an exchange rate gain on the CIRCUS in the amount of €0.01 million and an exchange rate loss on the deposit in the amount of €2.4 million.

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

          In 2004, one of our German subsidiaries made a fixed cash deposit of €3.5 million with an international bank in order to secure fixed term loans granted by this bank to certain of our other subsidiaries in Germany for the same amount and maturity. The deposit has been classified as restricted deposits under ‘‘Other assets.’’

          In December 2004, we entered into a €150 million floating rate credit agreement with a pool of banks in France consisting of:

•	a €100 million amortization loan, with a final maturity on November 30, 2007, dedicated to finance the repurchase and/or the redemption of our convertible and/or exchangeable 1% bonds maturing on January 1, 2006; and

•	a €50 million revolving credit facility, maturing on October 31, 2008, dedicated to our general financing needs.

Neither of these credit lines were used in 2004.

          For a discussion of our long-term borrowings as of December 31, 2004, see Note 10 to our 2004 consolidated financial statements beginning on page F-19 of this annual report.

          Short-term borrowings

          As of December 31, 2004 and 2003, we had outstanding €29.7 million and €52.9 million, respectively, in short-term borrowing arrangements. The weighted average interest rate on these short-term borrowings was 2.7% and 2.6% at December 31, 2004 and 2003, respectively.

          In addition, through some of our subsidiaries, we had outstanding €50.7 million and €46.2 million, respectively, in borrowings under various lines of credit as of December 31, 2004 and 2003, respectively. These lines of credit bear interest at the prevailing market rates in the countries of the subsidiaries. Where required, we guaranteed the repayment of borrowings by our subsidiaries. We had unused lines of credit available under short-term and overdraft borrowing arrangements of €152.2 million and €159.3 million at December 31, 2004 and 2003, respectively.

          For a discussion of our short-term borrowings as of December 31, 2004, see Note 10 to our 2004 consolidated financial statements beginning on page F-18 of this annual report.

          Financial covenants

          We and our subsidiaries are subject to various financial covenants under our borrowing arrangements. In addition, we frequently guarantee significant loans of our subsidiaries.

          The financial covenants under our €150 million floating rate credit agreement, which are applied to our company on a consolidated basis, include:

•	a ratio of net debt to operating income before amortization and reserves on assets of less than an amount between 3.0 and 2.0 to one depending on the period; and

•	a ratio of operating income before amortization and reserves on assets to net financial expenses of greater than an amount between 4.0 and 7.5 to one depending on the period.

The financial covenants applicable to our borrowing subsidiaries, which are applied to the applicable subsidiaries’ financial statements, include:
42

•	A ratio of earnings before interest and taxes and amortization to interest expense of greater than three to one;

•	A ratio of total debt to equity of less than 2.5 to one;

•	A ratio of earnings before interest, taxes, depreciation and amortization to interest expenses of greater than three to one; and

•	A ratio of total debt to earnings before interest, taxes, depreciation and amortization of less than 3.0 to one.

Under one of our subsidiaries’ loans, we are subject to the following financial covenants applied to our company on a consolidated basis:

•	A ratio of net financial debt to equity of less than 0.8 to one; and

•	A ratio of earnings before interest and taxes and amortization to net financial result of greater than five to one.

          At December 31, 2003, we were not in compliance with financial covenants under two credit facilities, for an aggregate principal amount of €22.6 million and at June 30, 2004, we were not in compliance with financial covenants under one credit facility for a principal amount of €9.6 million. See “Item 3 —Key Information—Risk Factors—A continuing default under our credit facilities could result in the acceleration of payment under various of our other debts.” However, the credit facility banks waived any default with respect to the noncompliance.

          As of December 31, 2004, we and our subsidiaries were in compliance with all financial covenants related to all of the borrowings described above.

Capital lease obligations

          We lease premises and equipment under both capital and operating leases. As of December 31, 2004 and 2003, assets held under capital leases were €5.1 million and €11 million, respectively. Net rental expense for all operating leases was €86.1 million, €106.7 million and €135.1 million in 2004, 2003 and 2002, respectively.

          For a discussion of our capital lease obligations as of December 31, 2004, see Note 17 to our 2004 consolidated financial statements on page F-32 of this annual report.

Share and bond repurchases

          We repurchased 27,600, 104,400 and 363,148 of our shares in the open market in 2004, 2003 and 2002, respectively. The aggregate purchase price of these shares was €0.1 million, €0.4 million and €1.6 million in 2004, 2003 and 2002, respectively. In 2004, we used 19,878 of our treasury shares to pay a portion of the 2003 board fees to our directors, and we used 188,268 of our treasury shares to pay a portion of the purchase price of two small acquisitions. In 2003, we sold 89,400 of our treasury shares in the open market for an aggregate sale price of €0.4 million.

          In December 2004, we re-purchased and cancelled a total of 17,570,404 of our convertible and/or exchangeable 1% bonds, maturing on January 1, 2006. We paid an average price of €25.17 per bond for a total purchase price of approximately €442.3 million. These bonds were convertible into a total of 19,854,557 shares at the conversion exchange ratio of 1 to 1.13 in effect on December 31, 2004.

          In 2003, we repurchased in the secondary market and cancelled 5,290,000 of these bonds. We paid an aggregate purchase price of €109.7 million. These bonds were convertible into a total of 5,475,150 shares at the conversion exchange ratio of 1 to 1.035 in effect on December 31, 2003.

          In 2002, we repurchased in the secondary market and cancelled 1,342,046 of these bonds. We paid an aggregate purchase price of €24.2 million. These bonds were convertible into a total of 1,368,887 shares at the conversion exchange ratio of 1 to 1.02 in effect on December 31, 2002.

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

          At our annual meeting of shareholders held on June 9, 2005, our shareholders approved a resolution, among others, to authorize a dividend payment of €0.07 per share. This amount reflects both the gross and net dividend since the French avoir fiscal tax credit was phased out in 2004. We paid the dividend to shareholders on or about June 14, 2005. Under the terms of the anti-dilution provisions of our two series of convertible and/or exchangeable bonds, the applicable conversion/exchange ratio was adjusted as of that date to reflect the component of the dividend payment that represents a distribution of a portion of paid-in capital. In addition, under the terms of the anti-dilution provisions of our option plans, the number of options and exercise prices for outstanding options under our plans were adjusted on that date to reflect the component of the dividend payment that represents a distribution of a portion of paid-in capital. In the future, we also may submit for the approval of our shareholders resolutions to authorize dividend payments that represent distributions of a portion of paid-in capital.

          In 2004, we paid a dividend of €0.075 per share, of which €0.05 represents the net dividend and €0.025 represents the French avoir fiscal tax credit. In 2003, we paid a dividend of €0.135 per share, of which €0.09 represented the net dividend and €0.045 represented the French avoir fiscal tax credit. In 2002, we paid a dividend of €0.255 per share, of which €0.17 represented the net dividend and €0.085 represented the French avoir fiscal tax credit.

          The changes in our dividends over the last several years corresponds with our Board’s policy of adjusting our dividend in relation to the results of our operations and the pay-out ratios (the amount of dividend compared to net earnings before goodwill amortization) and yields (the amount of dividend compared to the share price on the last day of the previous fiscal year) of our principal competitors.

Treasury policies

          Our policy is for our subsidiaries worldwide to hold cash and highly liquid investments in the currency of their principal operating expenses.

          Our policy is to implement cash pooling arrangements among our subsidiaries in the countries in which the size of our operations justifies these arrangements. These pooling arrangements are intended to reduce bank financing and optimize interest income in these countries.

          For a discussion of our use of derivative securities in connection with foreign currency and interest rate risk as of December 31, 2004, see “Item 11. Quantitative and Qualitative Disclosure About Market Risk” beginning on page 86 of this annual report and Note 19 to our 2004 consolidated financial statements on page F-33 of this annual report.

Contractual obligations

The following table summarizes our contractual obligations and commercial commitments at December 31, 2004.

Contractual Obligations	Payments Due by Period (in € millions)

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term debt obligations	34	26	7	1	—

Capital (finance) lease obligations	2	1	1	—	—

Operating lease obligations	531	81	148	117	185

Stock option plan obligations	7	4	1	2	—

Pension plan obligations	26	5	10	11	—

Estimated obligations under earn-outs/buy-outs	99	63	24	12	—

Convertible and/or exchangeable bonds	687	21	215	451	—

Other commercial commitments	184	31	—	—	153

Total	1,570	232	406	594	338

          Estimated obligations under earn-outs/buy-outs. As noted above, in connection with business combinations, we typically enter into agreements with some or all of the selling shareholders or the selling entity that provide for future “earn-out” payments and, in the case of partial acquisitions, put and call “buy-out” payments. The earn-out and buy-out payments are generally based upon a formula using a multiple of future earnings, with the multiple in some cases increasing when organic growth or profitability exceed specified thresholds. In determining the estimated obligations under both earn-outs and buy-outs, the applicable earn-out or buy-out formula has been applied to the latest available earnings data or estimates. The payment date for our buy-out obligations has been assumed to be the date the applicable buy-out put provision can first be exercised, or in less than one year if the buy-out obligation first becomes exercisable when the minority shareholder leaves our employ. We cannot assure you, however, that these estimated obligations will not be exceeded in any specified period.

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

          In addition to the stock option plan obligations set forth in the table, in 2004 one of our subsidiaries granted stock options with respect to its shares to some of its employees. These options are generally exercisable four to five years after the award date and require continuing employment. The parent company of the subsidiary is required to buy back the shares when acquired by the employees at a price based on the estimated market value of the subsidiary at the buyback date. The buyback price, which may be significant, will be settled in new or existing shares of Havas, unless payment in Havas shares is not possible for legal or regulatory reasons.

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

          Convertible and/or exchangeable bonds. Convertible and/or exchangeable bonds reflects the aggregate principal amount outstanding as of December 31, 2004 under our two outstanding series of convertible and/or exchangeable bonds, together with accrued premium and interest on these bonds through their respective maturity dates, assuming no conversion, exchange or repurchase from January 1, 2005 through maturity.

          Other commercial commitments. Other commercial commitments reflects the following commercial commitments that we have given:

Other Commercial Commitments Given	Payments Due by Period (in € millions)

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Security for media space buying	24	23	—	—	1

Marketing rights	2	2	—	—

Guarantees related to businesses disposed of	69	6	—	—	63

Other commitments	89	—	—	—	89

Total	184	31	—	—	153

          Security for media space buying. In certain countries, particularly in the United Kingdom and Asia, media space buying operations carried out by agencies are secured by the company, as required by local practices. The security provided is reflected in the table.

          In addition to the contractual obligations set forth in the table, we make commitments when we purchase media time and space from various media suppliers on behalf of our clients. The liability for the media is generally recorded on our balance sheet when the client is billed, usually in the month that the underlying advertising appears. Consistent with industry practice, we frequently are required to reserve, or commit to purchase, media time and space with the media suppliers well before a commercial is aired or a publication reaches the market. The duration of these commitments vary depending on the type of media purchased and the terms of the particular purchase. The duration of any commitment generally ranges from a few days to a year. These commitments are only entered following the specific authorization of clients who, in turn, commit to reimburse us. In practice, clients fulfill their commitments to us which enables us, in turn, to fulfill our commitments. There are, however, instances where a client may seek to alter its commitments to purchase media. It is generally industry practice that media suppliers seek to accommodate the client’s wishes, in part, because the media suppliers generally wish to work to maintain good, on-going relations with clients, such as those we represent, and large buyers of media like us.

           We guard against loss in respect of our media commitments in various ways. We consider the creditworthiness of our clients and set relevant terms of business appropriately, and may purchase credit insurance in some instances. In some markets, we are also protected on our commitments if a client does not fulfill its underlying obligations by agency law concepts.

          Marketing rights. Marketing rights reflects commitments related to one of our subsidiaries that acquires exclusive marketing rights from soccer clubs for periods generally ranging from one to seven years, and then re-sells those rights to sponsors. These marketing rights agreements typically provide for payments to be made on a monthly basis during the exclusive marketing rights period. At December 31, 2004, the aggregate amount payable under these agreements was €1.7 million, and our subsidiary had received commitments from sponsors for €0.5 million.

          Guarantees related to businesses disposed of. In connection with our sales of companies and businesses, including sales as part of our strategic reorganization, we have given representations and warranties to the acquirors regarding the sold companies and businesses and agreed to indemnify the acquirors in certain circumstances. The amounts indicated in the table reflect our maximum indemnification obligations under the terms of the relevant agreements. The indemnification obligations in these agreements are generally capped at the amount of the applicable sales price and limited in time to between one and two years following the date of sale, except for certain topics such as tax risks which generally extend for the relevant statute of limitations period (for example, seven years in the United Kingdom). As a result of the extended duration of the indemnification obligations related to these topics, the majority of these indemnification obligations have been classified as more than 5 years.

          Other commitments.  In order to allow our subsidiaries in the United Kingdom to use electronic banking payment systems, we were required to provide guarantees to certain banks in an aggregate amount of €89.2 million.

Future cash needs

          We expect that our cash on hand, cash flows from operations and existing revolving lines of credit will be sufficient to meet our near-term cash requirements. In making this determination, we have taken into account expected near-term uses of cash, including working capital, capital expenditures, including acquisitions, debt service, contractual obligations and dividend payments.

          Based on the bonds outstanding at December 31, 2004 from our two outstanding series of convertible and/or exchangeable bonds, and assuming no conversion, exchange or repurchase prior to maturity, we will be required to pay €221.2 million when the first series matures on January 1, 2006 and an additional €468 million when the second series matures on January 1, 2009.

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

          Under our bylaws, our board of directors must consist of between three and 18 directors. Our board of directors currently consists of 18 directors. At our annual meeting of shareholders held on June 9, 2005, Mr. Thierry Meyer was not re-elected to our board and Mrs. Laurence Parisot and Mr. Pierre Bouchut and the four nominees proposed by Bolloré Médias Investissements (Bolloré Investissement, represented by Mr. Cédric de Bailliencourt, Bolloré Médias Investissements, represented by Mr. Marc Bebon, Mr. Vincent Bolloré and Mr. Thierry Marraud) were elected to our board. Our bylaws provide that each director is elected for a term of three years, and is eligible for re-election when the term expires. The board of directors has the power to appoint and remove the chairman and chief executive officer at any time.

          There are no family relationships among our executive officers or directors, other than with respect to Leopoldo Rodés Castañe, who is the father of Fernando Rodés Vilà, and with respect to Cédric de Bailliencourt, who is the nephew of Vincent Bolloré. Mr. Vincent Bolloré indirectly controls Bolloré Group, Bolloré Investissement and Bolloré Médias Investissements. According to a Schedule 13D (Amendment No. 4) filed with the Securities and Exchange Commission on June 16, 2005, Bolloré Investissement indirectly controls Bolloré Médias Investissements. According to a Schedule 13D filed by Sebastian Holdings Inc. and Mr. Alexander M. Vik with the Securities and Exchange Commission on June 17, 2005, Bolloré Investissement, on its behalf and on behalf of Bolloré Médias Investissements, and Sebastian Holdings Inc. entered into an agreement on June 9, 2005. In the agreement, they agreed to vote in favor of the other party’s nominee resolutions at our company’s annual meeting of shareholders and to cooperate with each other with respect to the strategic decisions concerning our company, including with respect to issues to be considered by our board of directors. In a second agreement, Mr. Bolloré and Sebastian Holdings Inc. agreed that it will be possible for Sebastian Holdings Inc.’s participation on our board of directors to take place through the appointment of one of the representatives of one of the two legal entities (Bolloré Médias Investissements and Bolloré Investissements) that had been proposed by Bolloré Médias Investissements and elected to our board of directors. According to the Schedule 13D, Sebastian Holdings Inc. has declined for the present Mr. Bolloré’s invitation to appoint one of the representatives of the two legal entities that had been proposed by Bolloré Médias Investissements and elected to our board of directors. As of the date hereof, Sebastian Holdings Inc. has no representation on our board of directors.

          Set forth in the table below is information regarding the members of our board of directors as of June 21, 2005.

Name	Position	Age	Principal Occupation	Director Since	Term Expires

Alain de Pouzilhac (1)(2)	Director	60	Former Chairman of the Board of Directors and Chief Executive Officer, Havas	April 1989	2006
Bolloré Investissements, represented by Cédric de Bailliencourt	Director	35	Chief Executive Officer, Bolloré Investissement	June 2005	2008
Bolloré Médias Investissements, represented by Marc Bebon	Director	57	Chairman, Bolloré Médias Investissements	June 2005	2008
Vincent Bolloré	Director	53	Chairman of the Board of Directors, Bolloré Investissement	June 2005	2008
Pierre Bouchut	Director	49	Executive Vice-President Finance Control & Legal Affairs, Schneider Group	June 2005	2008
Michel Boutinard Rouelle (2)(3)	Director	59	Vice President (Newspapers and Periodicals Department), La Poste	March 1997	2005
Leopoldo Rodés Castañe (2)	Director	70	Chairman and President, Media Planning Group; Vice Chairman, Banco Urquijo	May 2001	2007
Alain Cayzac	Director	64	Executive Vice President and Chief Communications Officer, Havas	June 1992	2006
Richard Colker (4)	Director	59	Interim Chairman and Chief Executive Officer, Havas; Managing Partner, Colker, Gelardin & Co.	June 1995	2006
Ed Eskandarian (4)	Director	68	Executive Vice President, Havas; Chairman and Chief Executive Officer, Arnold Worldwide Partners	September 2000	2007
Pierre Lescure (2)(5)	Director	59	Chairman and Chief Executive Officer, AnnaRose Production	June 1994	2007
Thierry Marraud	Director	63	Chief Financial Officer, Bolloré Group	June 2005	2008
Jacques Mayoux (2)	Director	80	Vice-Chairman, Goldman Sachs Europe	August 1988	2006
Laurence Parisot	Director	45	President, French Institute of Public Opinion; Chairman and Chief Executive Officer, Optimum	June 2005	2008
Fernando Rodés Vilà (4)	Director	44	Executive Vice President, Havas; Chief Executive Officer, Media Planning Group	January 2001	2006
Jacques Séguéla (4)	Director	71	Executive Vice President and Chief Creative Officer, Havas	June 1992	2008
Patrick Soulard	Director	53	Deputy Chief Executive Officer of the Investment Banking Division, Société Générale	December 1999	2007
Société Centrale Immobilière et Foncière (“SOCIF”), represented by Clément Vaturi (3)(5)	Director	64	Chairman of the Board, Immobilière Hôtelière S.A.	August 1988	2007
48

(1)	Our board of directors brought to an end Mr. de Pouzilhac’s term as Chairman and Chief Executive Officer of our company on June 21, 2005.

(2)	Member of the strategic planning committee.

(3)	Member of the audit committee.

(4)	On June 21, 2005, our board of directors appointed Mr. Colker as interim Chairman and Chief Executive Officer of our company, to be assisted by a team of three directors, Messrs. Eskandarian, Rodés Vilà and Séguéla, who will have interim responsibility for our company’s executive functions pending the recruitment of a new Chairman and Chief Executive Officer.

(5)	Member of the compensation and selection committee.

           The following are summary biographies of each of the members of our board of directors and our principal executive officers:

          Alain de Pouzilhac. Alain de Pouzilhac was our Chairman and Chief Executive Officer until our board of directors brought an end to his term of office on June 21, 2005. Mr. de Pouzilhac will continue to serve as a director on our board of directors and has agreed to give our company the benefit of his advice and counsel. Mr. de Pouzilhac began his career at Publicis Conseil, a French advertising company, in 1969 as an Assistant Account Executive. In 1970, he joined the French advertising company DDB as account executive. In 1982, he was appointed Chairman and Chief Executive Officer of Havas Conseil, one of our subsidiaries. Between 1984 and 1989, he served as Chairman of HCM, an advertising joint venture comprised of Havas Conseil and Marsteller, Inc. (an agency affiliated with the U.S. advertising company Young & Rubicam, Inc.), and HCM’s successor, HDM, an advertising joint venture comprised of Havas Conseil, Dentsu and Marsteller. Mr. de Pouzilhac was appointed our Chairman and Chief Executive Officer in 1989. He also currently serves on the Board of Directors of Kaufman & Broad (France), a French real estate developer.

          Cédric de Bailliencourt. Cédric de Bailliencourt is currently Chief Executive Officer of Bolloré Investissement, a French holding company. Mr. de Bailliencourt, a graduate of the Institut d'Etudes Politiques de Bordeaux and who holds a DESS degree in “Political and Social Communications” from Université Paris I Sorbonne, currently serves as Chief Executive Officer of Financière de l’Odet, a holding company and the parent company of Bolloré Investissement and as Director of Equity Interests and Communications for the Bolloré Group which he joined in 1996. He is also a director of Société des Chemins de Fer et Tramways du Var et du Gard and of Forestière Equatoriale, the permanent representative of Bolloré S.A. on the board of directors of Financière Moncey and the permanent representative of Financière V on the board of directors of Société Anonyme Forestière et Agricole, holding companies with interests in various sectors, including transportation and agriculture.

          Marc Bebon. Marc Bebon is currently Chairman of Bolloré Médias Investissements, a French holding company. Mr. Bebon started his career in the investment bank Louis Dreyfus. He served as treasurer of the Sulzer Group, a Swiss technology corporation. He is also currently Chief Treasury and Financing Officer of the Bolloré Group which he joined in 1982.

          Vincent Bolloré. Vincent Bolloré is currently the Chairman of the Board of Directors of Bolloré Investissement, a holding company with interests in transport, manufacture and distribution in which Mr. Bolloré is the majority shareholder. Mr. Bolloré started his career at Banque de l’Union Européene, from 1970 to 1976, and was Deputy Director at Compagnie Financière Rothschild, from 1976 to 1981. In 1981, he became Chairman and Chief Executive Officer of Bolloré S.A., a diversified company that operates in the industry and service sectors. He currently serves as Chairman of the Board of Directors of Financière de l’Odet, a holding company and the parent company of Bolloré Investissement, and as Chairman and Chief Executive Officer of Bolloré S.A. He serves on the Boards of Directors of Natexis Banques Populaires, a large French retail banking network, Vallourec, an integrated industrial group, Mediobanca, a leading investment bank in Italy and Financière Moncey, a holding company with interests in various sectors, and is also an Advisor to the Banque de France, the French central bank. He is also the permanent representative of Bolloré Participations on the boards of directors of Société Anonyme Forestière et Agricole, Société des Chemins de Fer et Tramways du Var et du Gard, Société Industrielle et Financière de l’Artois and Compagnie des Tramways de Rouen, holding companies with interests in various sectors.

          Pierre Bouchut. Pierre Bouchut is currently the Executive Vice-President, Finance Control & Legal Affairs, of the Schneider Group, a world leader in electricity and automation management. Mr. Bouchut, a graduate from the HEC School of Management and who holds a masters’ degree in applied economic sciences from Paris Dauphine, began his career with Citibank Paris. In 1987, he was appointed Vice President in charge of the Corporate Finance Department of Bankers Trust France SA. From 1988 to 1990 he acted as a consultant for McKinsey & Company in the areas of Corporate Finance and Integrated Logistics. From 1990 to 2005, he held a variety of positions with Casino Group, a leading food retailer, including Chief Financial Officer, Director and Chief Executive Officer from 1998 to 2005.

          Michel Boutinard Rouelle. Michel Boutinard Rouelle is currently Vice President (Newspapers and Periodicals Department) of La Poste, the French national postal service, a position he has held since June 2003. Mr. Boutinard Rouelle, a graduate of the Institut d’Etudes Politiques de Paris and the Ecole Nationale d’Administration (ENA), began his career in government and public affairs, holding a variety of national, regional and local offices in France from 1971 to 1988, including Chief of Staff of the Mayor of Paris from 1977 to 1979 and Counsellor to the Prime Minister from 1986 to 1988. From 1989 to 1999, Mr. Boutinard Rouelle held a variety of positions with Vivendi Universal Publishing, a French media group, and its affiliates. These positions included Vice President of Vivendi Universal Publishing from 1997 to 1998 and Chairman and Chief Executive Officer of Vivendi Universal Publishing’s affiliate Havas Media Communication from 1995 to 1999. From 1999 to 2002, Mr. Boutinard Rouelle acted as a free-lance management consultant. He also currently serves as Chairman of Etablissement de Communication et de Production Audiovisuelle de la Défense, a state-owned company linked to the French Ministry of Defense, and serves on the Board of Directors of Union Générale Cinématographique, a French movie theater company.

          Leopoldo Rodés Castañe. Leopoldo Rodés Castañe is currently Chairman of Media Planning Group, a position he has held since 1999. Mr. Rodés Castañe founded Tiempo, an advertising agency, in 1958, and was its Chairman and Chief Executive Officer until 1984. In 1985, Mr. Rodés Castañe also founded and became President of “Barcelona ‘92,” an organization created to promote the bid of Barcelona as the host city of the 1992 Summer Olympic Games. From 1986 through 1992, he served as a member of the executive committee of Summer Olympic Games of Barcelona, known as “COOB ‘92.” From 1994 to 1996, he was a member of the International Advisory Board of Repsol, S.A., a Spanish oil and gas exploration and development company, and served as Vice Chairman of Banco Urquijo, a Spanish financial institution, until 2004. Mr. Rodés Castañe was President of Media Planning, S.A. from 1978 through 1999. He also currently serves on the Board of Directors of the Sogecable, S.A., a Spanish pay television company, Gas Natural SA, a Spanish gas and electricity marketing, transport and distribution company, Caixa d’Estalvis I Pensions de Barcelona, a Spanish financial institution, and Christie’s International Europe, a European auction house, and as Chairman of Mutua Asepeyo, a Spanish insurance association, Invermay S.I.M.C.A.V., a Spanish investment company, and Fundació Museu d’Art Contemporani de Barcelona. Mr. Rodés Castañe is the father of Fernando Rodés Vilá.

          Alain Cayzac. Alain Cayzac is currently one of our Executive Vice Presidents and our Chief Communications Officer. Mr. Cayzac, a graduate of Hautes Etudes Commerciales (HEC) and of Berlin University, began his career as an Assistant Brand Manager and then Brand Manager at Procter & Gamble. In 1972, he was one of the founding Associate Directors of the advertising agency RSCG. He was appointed Chairman of RSCG in 1984. Following the merger in 1992 of RSCG and our predecessor Eurocom to form Euro RSCG, Mr. Cayzac was named chairman of Euro RSCG France. From 1996 to 1997, he served as Chairman and Chief Executive Officer of Euro RSCG Worldwide. He was appointed as one of our Executive Vice Presidents in 1997. Mr. Cayzac is also Chairman of the Association Sportive, or Sports Association, of the Paris Saint-Germain (PSG) professional soccer team. He previously served for three years as member of the executive committee of the Mouvement des Enterprises de France (MEDEF), a confederation of French businesses and for five years as Chairman of AACC, the French association of advertising agencies. He currently serves on the Board of Directors of Groupe Amaury, a press group.

          Richard Colker. Richard Colker was appointed as interim Chairman and Chief Executive Officer on June 21, 2005. Mr. Colker is also currently Managing Partner of Colker, Gelardin & Co., a private investment banking partnership in the United Kingdom. Mr. Colker has held this position since 1990. A graduate of Michigan State University, Mr. Colker began his career in 1969 at Wells Fargo Bank N.A., a financial institution. From 1973 to 1976, he was a manager in the Corporate Finance Department of Wells Fargo Ltd., a merchant banking affiliate of Wells Fargo Bank. From 1976 to 1983, Mr. Colker served as Vice President of Banque de la Société Financière Européenne, a French financial institution. From 1983 to 1990, Mr. Colker served as Managing Director, Investment Banking, and a Member of the London Management Committee of the investment bank Kidder, Peabody International Limited and its affiliate, Kidder, Peabody & Co., and a Member of the Board of Directors of another affiliate, Kidder, Peabody Italia S.p.A. Mr. Colker has been one of our directors since June 1995.

          Ed Eskandarian. Ed Eskandarian is currently one of our Executive Vice Presidents and the Chairman and Chief Executive Officer of Arnold Worldwide Partners. Mr. Eskandarian was appointed by our board of directors at a meeting on June 21, 2005 as one of the members of a team of three directors who will take responsibility for the company’s executive functions during the transitional period of our company until a new Chairman and Chief Executive Officer is appointed. Mr. Eskandarian, a graduate of Villanova University and Harvard Business School, began his career as a scientist working for NASA. In 1971, Mr. Eskandarian became senior vice president of Humphrey Browning MacDougall, an advertising agency, and in 1981 he became President and Chief Executive Officer of that agency. When London-based WCRS acquired Humphrey Browning MacDougall in the mid-1980s, Mr. Eskandarian continued as Chairman and Chief Executive Officer of the newly formed WCRS Diversified Communications. In 1990, Mr. Eskandarian purchased Arnold Advertising, and has served as its Chairman and Chief Executive Officer since that time.

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

          Pierre Lescure. Pierre Lescure is currently Chairman and Chief Executive Officer of AnnaRose Production, a cinema production company. From 2001 to April 2002, he was Co-Chief Operating Officer of Vivendi Universal, where he was in charge of its television and film business unit. Mr. Lescure, a graduate of the Centre de Formation de Journalistes in Paris, began his career in journalism, holding a variety of positions in French radio and television from 1965 to 1984. From 1984 to April 2002, he held a variety of positions with Canal+ Group and its affiliated companies, including Chairman and Chief Executive Officer of Canal+ Group. Mr. Lescure currently serves on the board of directors of several companies, including the Supervisory Board of Lagardère, a French media group, the French newspaper Le Monde and Thomson, a French provider of products and services for the media and entertainment industries.

          Thierry Marraud. Thierry Marraud is currently Chief Financial Officer of the Bolloré Group, a diversified conglomerate with activities in services, industry and finance. Mr. Marraud, a graduate of the EDHEC and who holds an MBA from the IMD in Switzerland, started his career as Financial Director of Pont à Mousson, a company leader in ductile cast-iron. From 1984 to 1995, he held a variety of positions with Saint-Gobain, a company leader in the production, processing and distribution of materials, and served as Chief Financial Officer from 1986 to 1989. In 1995, he was a member of the Executive Committee of Crédit Lyonnais, a major French financial institution. From 2000 to 2002, he acted as Chairman of the Board of Marsh SA, the French subsidiary of Marsh Inc., a leader in insurance and risk management.

          Jacques Mayoux. Jacques Mayoux is currently Vice-Chairman of Goldman Sachs Europe. Mr. Mayoux, a graduate of Hautes Etudes Commerciales (HEC) and the Ecole Nationale d’Administration (ENA), began his career in government, holding a variety of offices within the French Ministry of Finance beginning in 1952. He served as Chief Executive Officer of Crédit Agricole, a major French financial institution, from 1963 to 1975, Chief Executive Officer of Sacilor, a French steel company, from 1978 to 1982, and Chairman and Chief Executive Officer of Société Générale, a French financial institution, from 1982 to 1986. Since 1986, Mr. Mayoux has served on the board of directors of several companies. He currently serves on the Board of Directors of Altra Banque. He is also Honorary Chairman of Société Générale.

          Thierry Meyer. Thierry Meyer was one of our directors and the chairman of our compensation and selection committee until June 9, 2005. From 1995 to 2002, he was an advisor to Alcatel, a French telecommunications company and a number of other multinational companies, principally in the field of telecommunications. Mr. Meyer, a graduate of Universite Libre de Bruxelles and Harvard University, began his career at Philips Electronics N.V., a Dutch electronics company, in its marketing department in 1964. From 1969 through 1995, he served in many capacities for Philips Electronics, including Chairman and Managing Director of several of its international divisions.

          Laurence Parisot. Laurence Parisot is currently the Chairman and Chief Executive Officer of the French Institute of Public Opinion (IFOP), a market research group, and the Chairman and Chief Executive Officer of Optimum, the French leader in cupboard doors. Mrs. Parisot, a graduate of the Institut d’Etudes Politiques de Paris and who holds a Masters in Public Law and a DEA (equivalent to an M-Phil) in Politics, began her career as a researcher. In 1986, she became Chief Executive Officer of the Institut Louis Harris France, a survey institute. Mrs. Parisot is a member of the Executive Committee and of the Office of the Executive Committee of the MEDEF (Mouvement des Entreprises de France), a confederation of French businesses, of the Economic and Social Committee, a constitutional assembly, of the Advisory Board of Ernst and Young, of the Supervisory Board of Euro Disney SCA since 2000, and of the Supervisory Board of Michelin SCA since 2005.

          Fernando Rodés Vilà. Fernando Rodés Vilà is currently one of our Executive Vice Presidents and the Chief Executive Officer of Media Planning Group. Mr. Rodés Vilà was appointed by our board of directors at a meeting on June 21, 2005 as one of the members of a team of three directors who will take responsibility for the company’s executive functions during the transitional period of our company until a new Chairman and Chief Executive Officer is appointed. Mr. Rodés Vilà, a graduate of UCB University and of Gresham College in London in Economics and Finance Management, began his career in banking. In 1985, he joined Manufacturers Hanover Trust, a financial institution, as the Director of Capital Markets in Barcelona. In 1989, he became Director of company banking services at Banco Español de Credito, a Spanish financial institution. Mr. Rodés Vilà was appointed Chief Executive Officer of Media Planning, S.A. in 1994. In 1999, concurrently with the combination of our media services with those of Media Planning, S.A., Mr. Rodés Vilà was appointed as the Chief Executive Officer of Media Planning Group. Mr. Rodés Vilá is the son of Leopoldo Rodés Castane.

          Jacques Séguéla. Jacques Séguéla is currently one of our Executive Vice Presidents and our Chief Creative Officer. Mr. Séguéla was appointed by our board of directors at a meeting on June 21, 2005 as one of the members of a team of three directors who will take responsibility for the company’s executive functions during the transitional period of our company until a new Chairman and Chief Executive Officer is appointed. Mr. Séguéla, who has a Ph.D. in Pharmacy, began his career as a reporter for Paris-Match and then for France-Soir. In 1969, he created RSCG, which merged with Eurocom in 1992 to create Euro RSCG Worldwide. Mr. Séguéla is the author of numerous books on advertising and related matters and has been involved in several political campaigns in France and abroad. He also serves as Chairman of the Supervisory Board of Emotion Pictures, a French film production company, and as a Director on the Board of Directors of Compagnies du Monde, a French travel agency.

          Patrick Soulard. Patrick Soulard is currently Deputy Chief Operating Officer of the Investment Banking Division of Société Générale, a position he has held since 1999. Mr. Soulard, a graduate of the Institut d’Etudes Politiques de Paris and the Ecole Nationale d’Administration (ENA), began his career in government, holding a variety of offices within the French Ministry of Finance from 1977 to 1986. From 1986 to 1995, he held a variety of positions with Banque Nationale de Paris, a French financial institution, including Director of Financial Affairs and Industrial Holdings, and Manager of Banexi, a subsidiary bank. Mr. Soulard joined Société Générale as a Senior

Banker in 1996. He is also currently a director of Foncières Financières de Participation, an investment company, and Boursorama, an on-line brokerage in France.

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

Executive committees

          Our management relies on two executive committees chaired by our chief executive officer.

          Financial and strategic executive committee. This committee is made up of our chief executive officer, chief financial officer, the chief executive officers and chief financial officers of each of our divisions, our chief communications officer, chief creative officer, chief performance officer and worldwide general counsel. The committee focuses on the strategy of the company and on monitoring budgets and operations. In 2004, it paid particular attention to our cost control programs. In addition, the committee concentrated on methods to accelerate the commercial momentum of our agencies worldwide. It was also naturally a partner in the work and decisions on acquisition projects and, more generally, all projects of a strategic nature.

          Creative executive committee. This committee is made up of our chief executive officer, chief creative officer, chief performance officer, the chief executive officers of each of our divisions, and the leaders of the creative teams in all the categories of our communications activities. The existence of an executive committee dedicated to creation is an additional testament to the importance we place on creativity. The committee ensures that the needs of the creative teams are considered at the highest level of our company. It is invested in the search for new talent, analyzes both the successes and failures of the creative teams, judges, classifies and distributes the best work in-house, and selects the campaigns that will be entered in award competitions.

Our audit committee

           Our board of directors has a standing audit committee. The purpose of the audit committee is to:

•	make recommendations concerning the engagement of independent public accountants;

•	review with our management and independent public accountants the plans for, and scope of, the audit procedures to be utilized and results of audits;

•	approve the professional services provided by the independent public accountants;

•	approve all related party transactions; and

•	review the adequacy and effectiveness of our internal controls.
52

          The current members of our audit committee are Messrs. Boutinard Rouelle and Vaturi, each of whom are “independent” under Nasdaq independence criteria. Mr. Colker resigned from the audit committee on June 21, 2005 upon his appointment by our board of directors to perform the functions of Chairman and Chief Executive Officer on an interim basis until a permanent Chairman and Chief Executive Officer is appointed by our board of directors. Our board of directors intends to appoint a third member to our audit committee in the near future. At a meeting in April 2005, our board of directors determined to review the membership of the audit committee following our annual shareholders meeting on June 9, 2005 so as to include an “audit committee financial expert” on the committee and with the objective of having an audit committee comprised only of directors who are independent under both Nasdaq criteria and the independence criteria of the French report of the working group chaired by Daniel Bouton, “Promoting Better Corporate Governance in Listed Companies,” which we refer to as the Bouton Report.

Our compensation and selection committee

          Our board of directors has a standing compensation and selection committee. The purpose of the compensation and selection committee is to:

•	examine and present recommendations concerning the compensation of each of our executive officers;

•	examine the methodology of attributing stock options to our executive officers, taking into account the performance of each executive as well as the performance of our shares;

•	review compensation mechanisms having an impact on our outstanding share capital;

•	present a range of board and committee fees to be paid to the members of our board of directors; and

•	issue recommendations regarding candidates for our board of directors and top executives and succession plans for our chief executive officer.

          The current members of our compensation and selection committee are Messrs. Lescure and Vaturi, both of whom are “independent” under Nasdaq independence criteria. Mr. Thierry Meyer, who has been chairman of our compensation and selection committee, was not re-elected to our board of director at our annual meeting of shareholders on June 9, 2005. At a meeting in April 2005, our board of directors determined to review the membership of the compensation and selection committee with the objective of having a compensation and selection committee comprised only of directors who are independent under both Nasdaq criteria and the independence criteria of the Bouton Report and to appoint a chair to the committee.

Our strategic planning committee

          The purpose of our strategic planning committee is to assist and make recommendations to our board regarding the medium and long-term strategic goals for our company. Our strategic planning committee:

•	examines annual budgets, semi-annual reviews, as well as medium and long-term strategic plans;

•	reviews and evaluates the terms of proposed acquisitions and divestitures, and makes recommendations regarding these transactions to our board;

•	reviews the financial planning and financial structure of our company; and

•	evaluates strategic alternatives for our company and its operating divisions.

          The current members of our strategic planning committee are Messrs. Rodés Castañe, Lescure, Mayoux, de Pouzilhac and Boutinard Rouelle, a majority of whom are “independent” under Nasdaq independence criteria.

Compensation of our directors and officers

         Compensation of our executive officers

          Our compensation and selection committee reviews the compensation packages of our executive officers annually. The compensation policy that has been established by our compensation and selection committee is designed to motivate our executive officers and to closely align their interests with those of our shareholders. The policy is based on the following principles:

•	The various components and the total amount of the compensation packages are determined based on benchmarking analyses, to ensure that they remain competitive;

•	A significant proportion of compensation for the executive officers (including stock options) is variable and depends on the fulfillment of performance targets; and

•	The performance targets are based either on the intrinsic performance of our company or the relevant division, or on our company’s performance in relation to its peer group.

          Our board of directors intends to review the membership of our compensation and selection committee in the near future and this compensation committee may modify the principles outlined herein established by the previous compensation and selection committee.

          Components of compensation packages.  The compensation packages of our executive officers, with the exception of Mr. Richard Colker, our interim Chairman and Chief Executive Officer who will receive a special compensation arrangement currently being negotiated to reflect his interim position, comprise a fixed salary, an annual bonus, a long-term incentive payment (for a minority of executives) and stock options. For 2005 all performance criteria indicated are based on French accounting standards and will be adapted to meet the new IFRS accounting standards applicable to our company starting in 2005.

          1) Fixed salary. Fixed salaries are determined by reference to market rates of pay for comparable positions. No salary increases have been awarded to our executive officers for 2005.

          2) Annual bonus. Annual bonuses are determined based primarily on quantitative criteria, such as:

•	Operating margin (earnings before interest, taxes and goodwill amortization expressed as a percentage of revenue);

•	Organic growth;

•	Free cash flow; and

•	Working capital requirements.

          These targets are set at either group or division level, depending on the executive’s position in the organization. As a general rule, 30% to 50% of the portion of an executive officers target bonus conditioned on financial criteria is linked to operating margin, 30% to 50% to organic growth and 25% to 40% to the cash criteria.

          Annual bonuses are also partially based on both quantitative and qualitative non-financial criteria. In principle, no more than 25% to 30% of the total target bonus is linked to such non-financial criteria.

           Depending on the executive’s position and the division, the total annual bonus, assuming that all the targets are met, represents between 50% and 100% of the individual’s salary. If the targets are exceeded, the bonus may represent up to a maximum of 200% of base salary.

            a) 2004 Bonuses. After a difficult year in 2003, our company made a solid recovery in 2004. As a result, most of the performance objectives achieved by our executive officers were either in the high range of the target bracket or, in a majority of cases, in the maximum range of the targets to be achieved. Consequently, the amounts of the corresponding bonuses are close to their maximum levels, reversing the trend of the previous two years where bonuses were low or zero.

           b) 2005 Bonuses. The 2005 bonuses for our executive officers are based on the same general principles described above. Non-financial criteria, which by exception were not applied in 2004, were reintroduced for the 2005 bonuses. In addition, as in 2004, a minimum level of earnings before interest, taxes and goodwill amortization is required to trigger any eligibility for a bonus based on financial criteria. However, as opposed to 2004 where the threshold was expressed as a percentage of revenue, in 2005 it is replaced by an absolute value, to be more in line with the expectations of shareholders and the financial community.

          3) Long-term Incentive Plan (LTIP).  The compensation and selection committee decided to introduce a long-term incentive plan beginning in 2004 for a minority of our executive officers who are the most directly able to influence our financial results. The purpose of this plan is to reward longer term performance. The plan is intended to act as an incentive for the executives concerned while also creating value for shareholders. Incentive payments are based on our performance compared with that of our five main competitors (Omnicom Group, The Interpublic Group of Companies, WPP Group, Publicis Groupe, and Aegis Group) and they also take into account the level of our net debt. This benchmarking mechanism is designed to ensure that only underlying performance is rewarded, and not the possible benefits of an improvement in economic conditions.

The performance condition is based on a comparison of the cumulative growth in earnings before interest, taxes and goodwill amortization between 2004 and 2006 compared to our five main competitors.

          If the trigger criterion linked to control of our net debt is met, our cumulative growth in earnings before interest, taxes and goodwill amortization between 2004 and 2006 must be in third place or better compared with our main competitors for a LTIP payment to be due, with the amount of the LTIP payment decreasing significantly from first to third place.

           Given the size of Euro RSCG Worldwide within our company and the compensation committee’s desire to improve our financial performance over time, the committee decided to extend the benefit of a LTIP to Jim Heekin, the chairman and chief executive officer of Euro RSCG Worldwide. In his case, the LTIP will be based on growth in earnings before interest, taxes and goodwill amortization as a percentage of Euro RSCG’s total revenue and organic growth at Euro RSCG Worldwide between 2004 and 2006.

          4) Stock options.

           a)  For 2004.  It is important to distinguish between the stock option policy conditioned on performance objectives that was initiated in 2002 by the compensation committee for our executive officers, and the exceptional stock option grant on December 1, 2004 covering our executive officers and other key officers.

          i) Conditional stock option program. Under our stock option policy for executive officers, stock option grants are generally tied to attainment of our cash earning per share targets and our stock price performance in relation to that of our five principal competitors (previously six principal competitors, including Grey Global Group, which was acquired by WPP Group in March 2005). For options to be granted, our stock price performance must rank among the top three in this peer group. The number of options granted decreases significantly from first place to third place. This stock option policy was implemented beginning in 2002.

          In application of our policy, none of our 2003 executive officers received stock options related to our 2003 fiscal year due to our 2003 stock price and earnings performance.

          In 2004, with respect to the condition linked to our share price performance in relation to our principal competitors, the compensation committee decided to maintain Grey Global Group in the panel, even though the Grey share price benefited from a very strong speculative effect linked to its sale. Without Grey, our relative share price performance in 2004 would have ranked third (instead of 4th with Grey included), which would have triggered option grants under this criterion. As a result of maintaining Grey in the panel, no options were due under this criterion.

           On the other hand, the target for cash earnings per share was achieved in 2004. Consequently, a total number of 795,000 options corresponding to this performance should have been granted in the first half of 2005. However, all our executive officers waived this allotment following the exceptional option grant on December 1, 2004.

          ii) Exceptional option grant of December 1, 2004. This plan, involving 2,600,000 options for our executive officers and 9,800,000 options in total, was entirely exceptional and was intended to reward the executive officers and other key employees of our company for their hard work during our 2003 restructuring and the resulting strong recovery in 2004. In addition, the compensation committee believed it was vital to continue to motivate and reinforce the loyalty of these executives and key employees in the face of destabilizing conditions in the second half of 2004 created by uncertainties surrounding the intentions of Bolloré Médias Investissements, our largest shareholder. This exceptional grant was made as part of the compensation committee’s ongoing desire to reconcile to the greatest extent possible its principal objective—to protect the interests of our company and its shareholders—with the goal of maintaining the loyalty of senior executives under these specific conditions. These two objectives are, however, closely linked insofar as the durability and the growth of our company are based on the talent of its key employees and, for many of them, on their strong personal relations with clients.

          b) For 2005

          i) Conditional stock option program

           The compensation committee indicated that it intends to continue its stock option program in the same general proportions as in the past, not counting the exceptional grant on December 1, 2004.

           ii) Performance conditions

           Because of the introduction of IFRS accounting standards beginning in 2005, the performance conditions related to equity-based compensation for executive officers were reviewed, and as of 2005, the compensation committee determined that they will be structured as follows:

•	The exercise of a portion of the options (1/3 to 50%) granted to our executive officers would be conditioned on the growth in our average fully diluted cash earnings per share over a 3-year period compared with our five main competitors. Our cumulative growth in fully diluted cash earnings per share over such 3-year period must be in third place or better compared with our five main competitors for any options to be available to our executive officers, with the number of available options decreasing significantly from first place to third place.

•	The exercise of the remainder of the options (50% to 2/3) granted to our executive officers would be conditioned on the 3-year change in our average ratio of operating income to revenue.

          In each case, it is the exercise of the options that would be conditioned and not the grant.

          Directors’ fees

          Beginning in 2003, we changed our policy on directors’ fees. The fixed annual retainer amount was reduced by 25% to €30,000 and we added a variable retainer amount. The variable retainer amount is based on two criteria:

•	the director’s attendance at board and committee meetings, with a payment amount equal to €2,000 for each meeting attended, or €3,000 per meeting for committee chairmen; and

•	growth in our annual operating margin, for which the variable retainer payment amount ranges from 0% to 40% of the fixed retainer amount plus the attendance-based variable amount.

          In the past, €8,000 of the fixed annual retainer amount was paid in Havas treasury shares which could not be sold for as long as the director remained on our board of directors. As of 2005, regulatory changes limiting the use of shares repurchased under our share buyback program will no longer permit this practice. Directors’ fees will therefore now be paid entirely in cash, but as a replacement policy each director will undertake to hold a minimum of 3,000 Havas shares throughout his term.

          Based on our 2004 operating margin, our directors received a variable retainer payment equal to 40% of the fixed retainer amount for 2004, in contrast to 2003 when the minimum operating margin target was not achieved and therefore our directors received no variable retainer amount based on the operating margin criterion.

          In addition, beginning in 2004, directors’ fees paid to our executive officers, which were previously part of, and not in addition to, their annual compensation packages, were simply eliminated.

          The tables below set forth the following information with respect to each of our directors and executive officers for 2004, which does not include the new non-employee directors elected at the annual meeting of shareholders on June 9, 2005:

•	gross compensation for 2004, which includes all regular compensation, benefits in kind and contingent or deferred compensation accrued in 2004, even if payable at a later date; and

•	stock option grants in 2004 and stock option exercises in 2004.

Compensation Table for 2004 (1)

Employee Directors and Executive Officers

In €	Base Salary (2)	Variable Compensation (3)	Other Compensation(4)		Board and Committee Fees	Total
Alain de Pouzilhac	1,000,000	1,733,333	5,117		N/A	2,738,450
Alain Cayzac	450,000	390,000	6,290		N/A	846,290
Ed Eskandarian	602,304	962,964	12,151		N/A	1,577,419
Jacques Hérail	700,000	786,667	6,777		N/A	1,493,444
Leopoldo Rodés Castañe (5)	900,000	470,250	94,827		N/A	1,465,077
Fernando Rodés Vilà	600,000	996,304	215,530	(6)	N/A	1,811,834
Jacques Séguéla	450,000	900,000	6,273		N/A	1,356,273
Jim Heekin (7)	722,765	562,151	374,787	(8)	N/A	1,659,703

TOTAL						12,948,490

Non-employee Directors

In €	Fixed Board Fees	Variable Board and Committee Fees	Total Board and Committee Fees	Other Compensation	Total
Michel Boutinard Rouelle	30,000	50,000	80,000	N/A	80,000
Richard Colker	30,000	47,000	77,000	N/A	77,000
Pierre Lescure	30,000	27,200	57,200	N/A	57,200
Juan March(9)	12,500	9,800	22,300	N/A	22,300
Jacques Mayoux	30,000	33,000	66,000	N/A	66,000
Thierry Meyer	30,000	41,000	71,000	N/A	71,000
Patrick Soulard	30,000	26,000	56,000	N/A	56,000
SOCIF	30,000	26,000	56,000	N/A	56,000
Clément Vaturi representative of SOCIF	N/A	22,000	22,000	N/A	22,000

TOTAL					507,500

(1)	Amounts paid in currencies other than euro have been converted into euro at the average 2004 exchange rate between the applicable currency and the euro. (Source:Banque de France.)

(2)	Base salary is unchanged compared to 2003 for all of our employee directors and executive officers except
58

for Jim Heekin, who received an increase in his base salary effective January 1, 2004 when he became Chairman and Chief Executive Officer of Euro RSCG Worldwide.

(3)	Reserves for LTIP accruals are included in variable compensation only in the year in which the beneficiaries become definitively vested in the LTIP benefit.

(4)	Includes benefits in kind, as well as retirement benefits.

(5)	Mr. Rodés Castañe is Chairman of Media Planning Group. His compensation is not reviewed by our compensation and selection committee and results from a January 2001 agreement entered into in connection with the 2001 acquisition of the 55% of the shares of Media Planning Group that we did not already own.

(6)	Includes €75,000 related to expatriation expenses and €60,000 paid as part of a defined contribution retirement plan.

(7)	Jim Heekin is not one of our directors but he is one of our executive officers and his compensation is therefore reviewed by our compensation and selection committee.

(8)	Including €321,229 paid as part of a defined contribution retirement plan.

(9)	Mr. March ceased to be a member of our board of directors and our compensation and selection committee as of May 26, 2004.

          In addition to contributions to defined contribution retirement plans, as of December 31, 2004, amounts accrued for retirement or similar benefits for our directors and executive officers totaled €1.6 million.

Options of Executive Officers of Havas Granted in 2004 or Exercised in 2004(1)

	Number of Options Granted In 2004	Exercise Price per Share (€)	Grant Date	Expiration Date	Number of Options Exercised in 2004	Exercise Price per Share (€)	Grant Date	Options Exercised Prior to 2004 and Not Sold in 2004

Alain de Pouzilhac(2)	700,000	4.17	12/1/04	12/1/11	0	N/A	N/A	358,880
Alain Cayzac	200,000	4.17	12/1/04	12/1/11	0	N/A	N/A
Ed Eskandarian	300,000	4.17	12/1/04	12/1/11	0	N/A	N/A
Jacques Hérail	500,000	4.17	12/1/04	12/1/11	0	N/A	N/A	124,440
Fernando Rodés Vilà	300,000	4.17	12/1/04	12/1/11	0	N/A	N/A
Leopoldo Rodés Castañe	0	N/A	N/A	N/A	0	N/A	N/A
Jacques Séguéla	250,000	4.17	12/1/04	12/1/11	0	N/A	N/A
Jim Heekin (3)	350,000	4.17	12/1/04	12/1/11	0	N/A	N/A

(1)	The number of options granted in 2004 and the exercise price per share indicated in the table do not reflect the anti-dilution adjustment due to our distribution of paid-in capital on June 14, 2005. As a result of that distribution, after June 14, 2005, the number of options granted is multiplied in each case by 1.01508914 and the exercise price per share is multiplied by 0.98513516.

(2)	In addition, Alain de Pouzilhac receives an annual grant of 300,000 options from 2002 through 2005 as compensation for renouncing a substantial part of the benefits to which he was entitled under a retirement plan established in 1978. On May 26, 2004, Mr. de Pouzilhac received 300,000 (334,505 after anti-dilution adjustments related to our distribution of paid-in capital in June 2004, our rights offering in October 2004 and our distribution of paid-in capital in June 2005) options under this annual grant for 2004. These options have an exercise price of €4.46 (€3.99 after anti-dilution adjustments related to our distribution of paid-in capital in June 2004, our rights offering in October 2004 and our distribution of paid-in capital in June 2005) per share and expire on May 26, 2014.

(3)	Jim Heekin is not one of our directors but he is one of our executive officers and his compensation is therefore reviewed by our compensation and selection committee.

          In addition to the compensation set forth in the table above, some of our directors who are executive officers are entitled to severance benefits under their employment agreements with us. Our company entered into severance and non-competition agreements with Mr. Alain de Pouzilhac on June 28, 2005, the terms of which may be found in exhibits 4.7, 4.8 and 4.9 attached to this report.

Share ownership

          As of June 16, 2005, all our directors and executive officers as a group (21 persons, including both SOCIF and Clément Vaturi, Bolloré Médias Investissements and Marc Bebon, and Bolloré Investissement and Cédric de Bailliencourt) beneficially owned 121,901,260 shares, or 28.4% of our outstanding shares (including 113,917,172 shares, or 26.8% of our outstanding shares, held by Mr. Bolloré, Bolloré Médias Investissements and Bolloré Investissement, which includes 16,929,649 shares beneficially owned by Sebastian Holdings Inc. that Bolloré Médias Investissements may be considered to beneficially own), but not including 9,393,989 shares, which represented approximately 2.2% of our outstanding shares on that date, owned by companies controlled by the families of Leopoldo Rodés Castañe and Fernando Rodés Vila. As of that date, none of our other directors or executive officers beneficially owned more than 1% of our outstanding shares.

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

          The tables below set forth our total number of employees by geographic location. The figures in these tables are based on the average number of employees employed during the year by each of our agencies as of December 31, 2002, 2003 and 2004:

Employees by Geographic Location

Year Ended December 31,	Total Number of Employees	Europe	U.S.	Asia Pacific	Latin America
2002	18,864	10,430	5,588	1,739	1,107
2003	16,343	8,055	5,409	1,583	1,296
2004	14,898	7,174	5,057	1,394	1,273

          Some of our U.S. employees in one of our subsidiaries are covered by collective bargaining agreements with two separate labor unions. In Europe, membership of our employees in labor unions varies from country to country, and a number of countries prohibit us from keeping records of union membership. We are subject to various collective bargaining agreements in Europe. In most continental European countries, collective bargaining agreements are imposed by law on the entire industry. We believe that our relationship with the labor unions is good.

          As of December 31, 2004, our principal collective bargaining agreements are as follows:

Country	Number of Covered Employees	Expiration Date

Argentina	195	No expiration
Austria	62	No expiration
Belgium	131	No expiration
Brazil	192	April 30, 2006
France	2,539	No expiration
Italy	81	December 31, 2005
Italy	55	December 31, 2006
Italy	11	December 31, 2007
Portugal	117	No expiration
Portugal	142	December 31, 2005
Spain	698	December 31, 2005
Spain	235	December 31, 2004 (1)
United States	45	June 13, 2007
United States	47	April 30, 2008 (2)

(1)	A new collective bargaining agreement is currently being negotiated. The existing agreement has been extended pending the outcome of the negotiations.

(2)	This collective bargaining agreement has been verbally agreed but is not yet signed.

Option plans

           The annual shareholders’ meeting of May 21, 2003 authorized the board of directors to grant to employees or board members of the company and its subsidiaries, as chosen by it, options to subscribe to shares of the company, up to maximum of 2.5% of the capital on an annual average valued over a period of three years ended July 21, 2006. The meetings of May 26, 2004 and June 9, 2005 did not grant any new authorization. At December 31, 2004, the number of options authorized and not yet granted was 5,712,265. As of December 31, 2004, options to purchase an aggregate of 37,057,658 Havas shares were outstanding, including options to purchase an aggregate of 9,278,505 Havas shares held by our mandataires sociaux, which includes our directors and executive officers other than Jim Heekin at that date, but excluding the converted SNC and Circle.com options described below. All of the options we granted are subject to specified anti-dilution adjustments, including anti-dilution adjustments in the event of a rights offering and distributions of a portion of paid-in capital. As a result of our rights offering on October 19, 2004 and our distribution of a portion of paid-in capital in connection with our payment of our annual dividend to shareholders on June 11, 2002, June 18, 2003, June 17, 2004 and June 14, 2005, the number of options and the exercise prices for outstanding options under all our plans except the converted SNC and Circle.com options were adjusted on those dates. Information in this section and the following table and footnotes to the table reflects the adjustments prior to December 31, 2004, but excludes the adjustments on June 14, 2005. On June 14, 2005, there was a further adjustment made. All of the options reflected in the following table and footnotes except the converted SNC and Circle.com options should be multiplied in each case by 1.01508914 and the exercise price per share should be multiplied by 0.98513516 in order to reflect the adjustments made on June 14, 2005. For a discussion of the possible future distribution of paid-in-capital in connection with our payment of dividends to shareholders, see “Item 8. Financial Information — Dividend Policy” on page 68.

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

          Our shareholder authorizations typically permit our board of directors to grant options to purchase up to an aggregate percentage of our issued shares from time to time. Each shareholder authorization is effective for a specified period from the date of authorization or until all of the options authorized have been granted. On May 21, 2003, our shareholders gave our board of directors authority for a period of 38 months to grant options to purchase up to an annual average over the term of the authorization of 2.5% of the then issued Havas shares, including treasury shares, from time to time, provided that the aggregate number of shares purchasable under options outstanding from time to time may not exceed 12% of the then issued Havas shares, including treasury shares. As of December 31, 2004, the only new options that may be granted by the board are options to purchase shares under our May 2003 shareholder authorization.

          Upon the completion of the acquisition of Snyder Communications in September 2000, all outstanding options to purchase shares of SNC common stock of Snyder Communications were converted into options to purchase an aggregate of 9,494,613 Havas ADSs, of which options to purchase an aggregate of 2,412,997 Havas ADSs were outstanding as of December 31, 2004. These options are not considered to be part of any of our option plans, are not subject to anti-dilution adjustments and do not affect the calculation of the limits on option grants described above.

          In addition, upon the completion of the acquisition of Circle.com in June 2001, all outstanding options to purchase shares of Circle.com common stock of Snyder Communications were converted into options to purchase an aggregate of 273,220 Havas ADSs, of which options to purchase an aggregate of 78,762 Havas ADSs were outstanding as of December 31, 2004. These options are not considered to be part of any of our option plans, are not subject to anti-dilution adjustments and do not affect the calculation of the limits on option grants described above.

          The table below shows information relating to our various options plans and the converted SNC options and Circle.com options as of December 31, 2004:

	6/19/1997 Plan (2)	2/25/1999 Plan	6/17/1999 Plan	9/30/1999 Plan	12/02/1999 Plan	3/02/2000 Plan	5/23/2000 Plan	10/23/2000 Plan	3/01/2001 Plan	5/22/2001 Plan	2/14/2002 Plan (3)	12/12/2002 Plan	3/24/2003 Plan	7/4/2003 Plan	12/10/2003 Plan	5/26/2004 Plan	12/01/2004 Plan	Converted SNC Options	Converted Circle.com Options
Date of shareholders’ meeting authorizing plans	6/19/1997	6/19/1997	6/19/1997	6/19/1997	6/19/1997	6/17/1999	6/17/1999	6/17/1999	5/23/2000	5/23/2000	5/22/2001	5/22/2001	5/22/2001	5/23/2002	5/23/2002	5/23/2002	5/23/2002	8/25/2000	5/22/2001

Date of board meeting granting options	6/19/1997	2/25/1999	6/17/1999	9/30/1999	12/02/1999	3/02/2000	5/23/2000	10/23/2000	3/01/2001	5/22/2001	2/14/2002	12/12/2002	3/24/2003	7/04/2003	12/10/2003	5/26/2004	12/01/2004	8/25/2000	5/22/2001

Number of shares over which options granted (1)	6,635,639	806,049	338,468	227,066	977,345	1,009,219	454,257	4,325,218	4,915,835	3,727,137	6,753,575	32,076	2,967,152	345,560	1,647,607	411,916	10,108,000 (14)	9,494,613	273,220

Number of shares over which options granted to our mandataires sociaux	3,431,563	368,329	—	—	568,408	327,382	454,257	—	1,676,760	106,847	1,570,562	—	222,164	329,104	—	329,532	2,250,000	—	—

Number of mandataires sociaux receiving options	5	2	—	—	2	2	1	—	7	1	7	—	1	1	—	1	6	—	—

Exercisable date	6/19/2002	2/25/1999	1/01/2000	1/01/2000	1/01/2000	1/01/2001	5/23/2000	10/23/2000	3/01/2001	1/01/2002	1/01/2003	1/01/2003	3/24/2004	7/04/2004	12/10/2004	5/26/2005	12/01/2004	9/29/2000	7/02/2001

Expiration date	6/19/2006	2/24/2006	6/16/2006	9/29/2006	12/01/2006	3/01/2007	5/22/2007	10/22/2007	2/29/2008	5/21/2008	2/13/2009	12/11/2009	3/24/2010 (7)	7/4/2013	12/10/2010 (10)	5/26/2014	(12)	9/13/2010	8/03/2010

Exercise price per share (1)	€ 4.05	€ 6.71	€ 8.00	€ 9.56	€ 13.81	€ 24.33	€22.01	€ 15.62	€13.64	€ 13.06	€ 7.57	€ 4.36	€ 2.43	€ 3.67	€ 3.99	€ 4.06	€ 4.17	€ 8.55(15)	€ 139.17(16)

Discount from average market price	5%	5%	5%	5%	5%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	N/A	N/A

Vesting rules	—	—	—	—	—	—	—	—	—	—	(4)	(5)	(6)	(8)	(9)	(11)	(13)	—	—

Number of shares issued on exercise as of 12/31/2004	—	—	20,000	—	24,000	—	—	—	—	—	—	—	105,228	—	—	—	—	1,777,036	—

Number of shares over which options terminated as of 12/31/2004	2,229,041	6,000	—	—	20,000	—	—	1,556,302	1,249,437	1,014,418	1,862,591	27,629	458,548	—	51,627	—	—	5,304,580	194,458

Number of options outstanding as of 12/31/2004	4,406,598	800,049	318,468	227,066	933,345	1,009,219	454,257	2,768,916	3,666,398	2,712,719	4,890,984	4,447	2,403,376	345,560	1,596,340	411,916	10,108,000 (14)	2,412,997	78,762

(1)

As a result of our rights offering on October 19, 2004 and our distribution of a portion of paid-in capital in connection with our payment of our annual dividend to shareholders on June 11, 2002, June 18, 2003, June 17, 2004 and June 14, 2005, the number of options and the exercise prices for outstanding options under all our plans except the converted SNC and Circle.com options were adjusted on those dates. Information in this table reflects these adjustments prior to December 31, 2004 but excludes the adjustments made on June 14, 2005. For a discussion of the possible future distribution of paid-in-capital in connection with our payment of dividends to shareholders, see “Item 8. Financial Information — Dividend Policy” on page 68.

(2)	Upon exercise of the options under this plan, option holders receive treasury shares rather than newly issued shares. On March 3, 2004, our board of directors decided to postpone the expiration date of these options from June 19, 2004 to June 19, 2006.

(3)	This plan includes grants under two separate programs: the second half of the 2001 option program and the first half of the 2002 option program.

(4)	2,251,191 of these options became exercisable in 2003, 2,251,192 in 2004, and all the options will be exercisable in 2005.

(5)	10,692 of these options became exercisable in 2003, 10,692 in 2004 and all the options will be exercisable in 2005.
62

(6)	989,050 of these options became exercisable on March 24, 2004, 989,051 on March 24, 2005 and all the options will be exercisable on March 24, 2006.

(7)	For French residents the expiration date is March 24, 2013.

(8)	115,186 of these options became exercisable on July 4, 2004, 115,187 will become exercisable on July 4, 2005 and all the options will be exercisable on July 4, 2006.

(9)	549,202 of these options became exercisable on December 10, 2004, 549,203 will become exercisable on December 10, 2005 and all the options will be exercisable on December 10, 2006.

(10)	For French residents the expiration date is December 10, 2013.

(11)	137,305 of these options became exercisable on May 26, 2005, 137,306 options become exercisable on May 26, 2006, and all the options will be exercisable on May 26, 2007.

(12)	Sub-plan A, consisting of 9,800,000 options, expires on December 1, 2011, sub-plan B, consisting of 300,000 options, expires on December 1, 2009, and sub-plan C, consisting of 8,000 options, expires on December 1, 2014.

(13)	For sub-plan A, 4,900,000 options became exercisable on December 1, 2004, 2,450,000 become exercisable on December 1, 2005, and all the options will be exercisable on December 1, 2006. For sub-plan B, all of the options may be exercised on December 2, 2008. For sub-plan C, 2,666 options became exercisable on December 1, 2004, 2,667 become exercisable on December 1, 2005, and all the options will be exercisable on December 1, 2006.

(14)	9,800,000 of these options were granted as part of our exceptional option grant of December 1, 2004. See “—Compensation of our directors and officers—Compensation of our executive officers—Components of compensation packages—Stock options—Exceptional option grant of December 1, 2004.”

(15)	Represents the weighted average exercise price of $11.57 converted into euro at the noon buying rate of €1.00 = $1.3538 on December 31, 2004.

(16)	Represents the weighted average exercise price of $188.41 converted into euro at the noon buying rate of €1.00 = $1.3538 on December 31, 2004.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

          The following table shows, to our knowledge, as of June 16, 2005, except as otherwise indicated below, the number of Havas shares and the percentage of outstanding Havas shares owned by:

•	each person known to us to be the owner of more than 5% of the outstanding Havas shares; and

•	our directors and executive officers as a group.

          All of our shareholders have the same voting rights with respect to the Havas shares that they hold. (However, see “Item 3. Key Information — Risk Factors — Holders of our ADSs may have limited ability to influence the governance of our company” on page 10.) As of June 16, 2005, we held 4,525,197 shares as treasury stock. These Havas shares do not have voting rights. As a result, the percentage of the issued Havas shares owned by each of our shareholders translates into a slightly greater percentage of total voting rights.

Identity of Person or Group	Number of Shares	Percentage of Issued Shares	Percentage of Voting Rights

Bolloré Médias Investissements(1)	113,916,072	26.5%	26.8%
Sebastian Holdings Inc.(2)	17,269,649	4.0%	4.1%
All directors and executive officers of Havas as a group (21 persons, including SOCIF, Bolloré Médias Investissements and Bolloré Investissement)(3)	121,901,260	28.4%	28.7%

(1)	Based on information provided in a Schedule 13D (Amendment No. 4) filed with the Securities and Exchange Commission on June 16, 2005. Includes 16,929,649 shares beneficially owned by Sebastian Holdings Inc. that Bolloré Médias Investissements may be considered to beneficially own.

(2)	Based on information provided in a Schedule 13D filed with the Securities and Exchange Commission on June 17, 2005.

(3)	Includes 113,917,172 shares, or 26.8% of our outstanding shares, beneficially owned by Mr. Bolloré, Bolloré Investissement and Bolloré Médias Investissements, which includes 16,929,649 shares beneficially owned by Sebastian Holdings Inc. that Bolloré Médias Investissements may be considered to beneficially own. Does not include 9,393,989 shares, which represented approximately 2.2% of our outstanding shares, owned by companies controlled by the families of Leopoldo Rodés Castañe and Fernando Rodés Vilà.

          See also “Item 5. Operating and Financial Review and Prospects — Overview — Acquisition of Significant Shareholding by Bolloré Médias Investissements”.

          As of December 31, 2003, FMR Corp. Fidelity International Limited and the Johnson family, which could be deemed to control Fidelity International Limited, owned 39,148,962 of our shares, which represented approximately 12.8% of our issued shares and 13.1% of our voting rights. As of February 27, 2004, based on information provided to us by FMR Corp., Fidelity International Limited and the Johnson family, in a notification of holdings pursuant to Article 356-1 of the Law of July 24, 1966, as amended, FMR Corp., Fidelity International Limited and their respective direct and indirect subsidiaries owned 30,433,867 of our shares, which represented approximately 9.9% of our issued shares and 10.2% of our voting rights. As of December 31, 2004, to the best of our knowledge, these entities owned less than 5% of our issued shares.

          As of December 31, 2002, Putnam Investment Management, LLC and The Putnam Advisory Company, LLC, owned 36,414,301 of our shares, which represented approximately 11.9% of our outstanding shares and 12.3% of our voting rights. As of February 25, 2003, based on information provided to us by Putnam Investment Management, LLC and The Putnam Advisory Company, LLC in its notification of holdings under the EC Directive 88/627 on the Disclosure of Interest of Shares, these two entities owned 30,082,256 of our shares, which represented approximately 9.9% of our outstanding shares and 10.1% of our voting rights. As of April 15, 2003, based on information provided to us by Putnam Investment Management, LLC and The Putnam Advisory Company, LLC in its notification of holdings under the EC Directive 88/627 on the Disclosure of Interest of Shares, these two entities owned 14,126,405 of our shares, which represented approximately 4.6% of our outstanding shares and 4.8% of our voting rights. As of December 31, 2003, to the best of our knowledge, neither entity owned 5% or more of our issued shares.

          To our knowledge, as of December 31, 2004, approximately 29.6 million, or 7%, of our outstanding shares (including shares represented by ADSs) were held by shareholders in the United States. In addition, to our knowledge, there were approximately 355 registered ADR holders in the United States as of May 27, 2005.

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

           In October 1991, the predecessor to Media Planning Group entered into an agreement with Gestora de Viviendas S.A. under which Gestora de Viviendas provides client development services to Media Planning Group and its subsidiaries in exchange for commissions on new clients developed by it. Under this agreement, Media Planning Group paid Gestora de Viviendas commissions of €325,472, excluding taxes, for these services provided in 2004. This agreement was terminated as of December 31, 2004. Fernando Rodés Vilà and Leopoldo Rodés Castañe, together with other members of their families, are controlling shareholders of Gestora de Viviendas.

          Gestora de Viviendas is a major shareholder of Vigilancia y Sistemas de Seguridad, S.A., a company that provides security services. Vigilancia y Sistemas de Seguridad provides security systems and personnel to Media Planning Group, for which Media Planning Group paid it €422,503, excluding taxes, in 2004. Media Planning Group expects to pay Vigilancia approximately the same amount in 2005 for these services.

          Gestora de Viviendas also controls In-Store Media, a company that provides “point of sale” advertising services and space, such as in-store backlight posters, floor media advertising, in-store radio and shopping trolley advertising. Media Planning Group purchases media space and services from In-Store Media on behalf of its clients as part of their advertising campaigns. Media Planning Group paid In-Store Media €1,703,265, excluding taxes, on behalf of its clients in 2004. Media Planning Group expects to pay In-Store Media approximately the same amount on behalf of its clients in 2005 for these services.

          Media Planning Group receives legal services from the Spanish law firm of Rodés & Sala Abogados, S.L. Media Planning Group paid an annual retainer fee of €120,000 to Rodés & Sala for general legal services in 2004 and expects to pay an annual retainer fee of approximately €180,000 to Rodés & Sala for general legal services in 2005. In addition, Rodés & Sala was paid a total of €113,295, excluding taxes, for legal services provided to Media Planning Group and other subsidiaries of our company in Spain in 2004 and has billed Media Planning Group and other subsidiaries of our company in Spain a total of €27,680 excluding taxes, in legal fees for 2005 through May 31. Gonzalo Rodés Vilà, the brother of Fernando Rodés Vilà and the son of Leopoldo Rodés Castañe, is a partner in Rodés & Sala. In addition, Gonzalo Rodés Vilà serves as secretary of the board of directors of Media Planning Group. Gonzalo Rodés Vilà was paid €48,000 for his services as secretary of the board in 2004 and has been paid €20,000 for such services in 2005 through May 31.

          In addition, our company has used in the past and expects to use in the future the investment banking services of Goldman Sachs Paris Inc. et Cie. Mr. Jacques Mayoux, one of our directors, is a vice-chairman of Goldman Sachs Europe, a Goldman Sachs affiliate.

          Our company has also used and expects to use in the future the banking services of Société Générale. Mr. Patrick Soulard, one of our directors, is the head of the Investment Banking Division of Société Générale.

ITEM 8.   FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

8.A.1 See Item 18 “Financial Statements.”

8.A.2 See Item 18 “Financial Statements.”

8.A.3 See Report of Independent Public Accountants, page F-2.

8.A.4 We have complied with this requirement.

8.A.5 Not applicable.

8.A.6 Not applicable.

8.A.7 Legal proceedings

          Bankruptcy of WorldCom, Inc.

          On July 21, 2002, WorldCom, one of our clients, now known as MCI, Inc., filed for reorganization under Chapter 11 of the United States Bankruptcy Code. We provide both advertising and marketing services and media services to MCI.

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

          On August 4, 2003, we entered into an agreement to compromise the pre-bankruptcy amounts due to us. Under its terms, the agreement became effective upon MCI emerging from U.S. Chapter 11 protection. The agreement provided for the payment of a certain portion of the amount due to us. As a consequence, in 2003 we reversed $6.6 million of the $10.4 million reserve that we recorded in our financial statements at December 31, 2002.

          On April 20, 2004, MCI emerged from bankruptcy and the agreement became effective. On May 26, 2004, MCI paid us $14.3 million pursuant to the agreement. We have distributed a substantial portion of the amount received from MCI to media and production vendors. Consequently, as of December 31, 2004, we offset the remaining receivables against the payables in our financial statements in a residual amount of $18 million.

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

          One production vendor filed a complaint against the Company seeking to recover approximately $64,000. This matter has been settled by paying the production vendor the same percentage of its claim as we were paid and as we paid other vendors.

          In May 2005, The Screen Actors Guild filed an action against one of our subsidiaries, Euro RSCG New York, Inc., seeking to recover an unspecified amount payable with pension and welfare and other benefits, together with interest and penalties thereon, with respect to certain celebrity performers who appeared in commercials which were produced on behalf of MCI pre-bankruptcy. We intend to defend this matter vigorously.

          American Student List class action lawsuit

          On February 18, 2004, a purported class action lawsuit was filed in the United States District Court for the Middle District of Florida against American Student List LLC, one of our subsidiaries. The lawsuit alleged that American Student List obtained, disclosed and used information from the Florida Department of Highway Safety and Motor Vehicles in alleged violation of the U.S. Driver’s Privacy Protection Act. The named plaintiff sought to represent a class of 876,665 individuals whose personal information from Florida Department of Highway Safety and Motor Vehicles records was obtained, disclosed or used for allegedly impermissible uses by American Student List without the express consent of the individual. The lawsuit sought certification as a class action, liquidated damages in the amount of $2,500 per alleged violation of the Act, as well as punitive damages, attorneys’ fees and costs, and injunctive and other relief. After dismissal of the lawsuit for a procedural error, American Student List settled the case with the named plaintiff, ending the litigation.

          Snyder Communications LP class action lawsuit

          Former employees of Snyder Communications LP have filed a purported class action lawsuit in the Texas State Court. The motion to certify the purported class of former employees in Texas was granted by the Texas trial court in January 2002, affirmed on appeal by the Texas intermediate appellate court in November 2002 and was reversed by the Texas Supreme Court on appeal. The lawsuit alleged, in substance, that Snyder improperly denied commission payments to former employees in connection with alleged sales activities. The litigation was dismissed with prejudice by the Texas State Court in March 2005 and the lawsuit with the named plaintiffs has been settled.

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

8.A.8 Dividend policy

          We may declare dividends upon the recommendation of our board of directors and the approval of our shareholders at our annual general meeting. Under the French Commercial Code, a company’s right to pay dividends is limited in some circumstances.

          At our annual meeting of shareholders held on May 26, 2004, our shareholders approved a resolution, among others, to authorize a dividend payment of €0.075 per share, of which €0.05 represents the net dividend and €0.025 represents the French avoir fiscal tax credit. We paid the dividend to shareholders on or about June 17, 2004. Under the terms of the anti-dilution provisions of our two series of convertible and/or exchangeable bonds, the applicable conversion/exchange ratio was adjusted as of that date to reflect the component of the dividend payment that represents a distribution of a portion of paid-in capital. In addition, under the terms of the anti-dilution provisions of our option plans, the number of options and exercise prices for outstanding options under our plans were adjusted on that date to reflect the component of the dividend payment that represents a distribution of a portion of paid-in capital.

          At our annual meeting of shareholders held on June 9, 2005, our shareholders approved a resolution, among others, to authorize a dividend payment of €0.07 per share. This amount reflects both the gross and net dividend since the French avoir fiscal tax credit was phased out in 2004. We paid the dividend to shareholders on or about June 14, 2005. Under the terms of the anti-dilution provisions of our two series of convertible and/or exchangeable bonds, the applicable conversion/exchange ratio was adjusted as of that date to reflect the component of the dividend payment that represents a distribution of a portion of paid-in capital. In addition, under the terms of the anti-dilution provisions of our option plans, the number of options and exercise prices for outstanding options under our plans were adjusted on that date to reflect the component of the dividend payment that represents a distribution of a portion of paid-in capital. In the future, we also may submit for the approval of our shareholders resolutions to authorize dividend payments that represent distributions of a portion of paid-in capital.

ITEM 9. THE OFFER AND LISTING

9.A Listing details

          The principal trading market for Havas shares is Compartiment A of the Eurolist of Euronext Paris S.A. (which resulted from the merger of the Paris, Brussels and Amsterdam stock exchanges on October 27, 2000), a self regulatory organization responsible for supervision of trading in listed securities in France. Havas shares have been traded on the Paris stock exchange since October 23, 1982. The Havas shares are quoted under the symbol “HAV.” Prior to this date, Havas shares were not publicly traded. Havas shares are currently included in the “SBF 80,” “SBF 120” and “SBF 250” indices.

          Havas shares are also quoted on the Nasdaq National Market System under the symbol “HAVS.” In addition, we sponsor ADSs in the United States with J.P. Morgan Chase & Co. (formerly known as Morgan Guaranty Trust Company), as depositary. Each Havas ADS represents one Havas share.

          The table below indicates the range of the high and low prices in U.S. dollars for the ADSs on Nasdaq from September 27, 2000, the date Havas ADSs began trading on Nasdaq, to May 31, 2005. The table below also provides the high and low prices in euro for the Havas shares on Euronext Paris from 2000 to May 31, 2005. The high and low market prices have been adjusted to reflect our 20 for 1 stock split on May 26, 2000.

	Nasdaq price per ADS		Euronext Paris price per Share(1)
Period	High	Low	High	Low

Annual information for the past five years:

2000	$16.50	$13.00	€34.04	€13.71
2001	$17.20	$4.85	€17.25	€4.94
2002	$9.49	$2.75	€10.26	€2.61
2003	$5.86	$2.26	€4.64	€1.93
2004	$6.62	$4.30	€5.03	€3.34

Quarterly information for the past two years:

2003
First quarter	$4.60	$2.26	€4.08	€1.93
Second quarter	$5.04	$2.58	€4.03	€2.21
Third quarter	$5.69	$3.91	€4.64	€3.26
Fourth quarter	$5.86	$4.34	€4.43	€3.58

2004
First quarter	$6.62	$5.02	€5.03	€3.41
Second quarter	$5.89	$4.75	€4.63	€3.78
Third quarter	$5.66	$4.30	€4.51	€3.34
Fourth quarter	$5.85	$5.05	€4.55	€4.00

2005
First Quarter	$6.48	$5.12	€4.71	€4.02

Monthly information for most recent six months:

December 2004	$5.70	$5.05	€4.29	€4.00
January 2005	$5.70	$5.12	€4.27	€4.02
February 2005	$5.83	$5.25	€4.47	€4.16
March 2005	$6.48	$5.58	€4.71	€4.29
April 2005	$6.27	$5.50	€4.91	€4.34
May 2005	$6.39	$5.80	€5.12	€4.66

(1) Euronext has applied an adjustment coefficient of 0.93254 to the price prior to September 27, 2004, in order to take into account the impact of the distribution of preemptive subscription rights to our shareholders on that date in connection with our rights offering that closed on October 19, 2004.

9.B Plan of distribution Not applicable. 9.C Markets See Item 9.A “Listing details.” 9.D Selling shareholders Not applicable.
69

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

          Directors

          Our bylaws provide that our board must be composed of at least three members but not more than 18, except for exceptions provided by law. Each member of our board is required to own at least one of our shares for so long as he, she or it serves as a director. Members of our board serve three-year terms and are eligible for reappointment upon the expiration of their term of office. There is no requirement under the French Commercial Code or our bylaws that directors serve concurrent terms. Accordingly, fewer than all of the members of our board will ordinarily stand for reelection at any particular shareholders’ meeting. One-third of our directors must stand for re-election every year, and no more than one-third of our directors may be over the age of 70. Our board elects a chairman from among our directors. The chairman has responsibility for management of our company unless our board elects to appoint a managing director (directeur général) with full authority to manage our company, as well as one or more assistant managing directors (directeurs généraux délégués) not to exceed five, to assist the managing director. Our board has appointed Richard Colker as interim managing director (directeur général).

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
72

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

          Calling shareholders’ meetings

          The French Commercial Code requires our board to convene an annual ordinary general meeting of shareholders for approval of our annual financial statements. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the Presiding Judge of the Commercial Court. Our board may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If our board fails to convene an annual shareholders’ meeting, our independent statutory auditors or a court-appointed agent may call the meeting. Any of the following persons may request the court to appoint an agent:

•	one or several shareholders holding at least 5% of our share capital;

•	in cases of urgency, any interested party, including any member of a special management committee consisting of one manager appointed by us and a series of representatives elected by our employees, which we refer to as the Works’ Council; or

•	duly qualified associations of our shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our company.

An ordinary or extraordinary meeting of shareholders may also be convened by:

•	in a bankruptcy, our liquidator or court-appointed agent may also call a shareholders’ meeting in some instances; or

•	any shareholder that holds a majority of our outstanding shares or voting rights following a public tender or exchange offer for our shares or the sale of a majority of our shares.

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

          In general, our shareholders are entitled to one vote per share on matters submitted to a vote at any general meeting. Under the French Commercial Code, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and are not considered for quorum purposes.

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

          In addition, article 11 of our bylaws provides that any person who becomes the direct or indirect owner of at least 2%, or any multiple of 2%, of our outstanding shares or voting rights, or who decreases its shareholdings below 2% or any multiple of 2% of our outstanding shares or voting rights, must provide written notice to us within fifteen trading days after such threshold is crossed.

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

          On June 9, 2005, our shareholders authorized our board of directors to purchase up to 10% of our capital stock. Our board of directors has agreed not to use this authorization during a public tender offer. On May 26, 2004, our shareholders delegated to the board the powers necessary to proceed, any number of times and in the proportions and time frames that it so determines, in France and in any other country, to issue Havas shares as well as any securities that entitle their holder(s), immediately and/or in the future, to Havas shares, including securities that may be issued pursuant to Article L 228-93 of the French Commercial Code. Havas realized a capital increase as of October 19, 2004 for a par value of €49,005,361.60. The amount of the capital increase which may be realized immediately and/or in the future under this delegation may not exceed a par value of €10,994,638.40 which limit applies for capital increases without preemptive subscription rights, to which will be added, if applicable, any additional shares to preserve the rights of the holder(s) of securities entitling such holder(s) to Havas shares.

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
77

it. Fernando Rodés Vilá and Leopold Rodés Castañe, together with other members of their families, are controlling shareholders, and Leopold Rodés Castañe was a director, of Gestora de Viviendas.

•	On January 1, 2000, Havas North America, Inc., formerly EWDB North America Inc., one of our U.S. subsidiaries, entered into a Fourth Amendment of Lease with The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York. Under this lease, Havas North America occupies approximately 138,000 square feet for its headquarters for a fixed annual rent which escalated to $4,512,746 starting on January 1, 2003. The amended lease terminates on December 31, 2007.

•	On January 20, 2001, we entered into an Agreement to Contribute with Advertising Antwerpen B.V., Banco Santander Central Hispano, S.A., Compañía de Cartera e Inversiones S.A., Deya S.A., Mr. Jose Martínez-Rovira Vidal, Mrs. Maris Luisa Munoz Alvarez, Mrs. Cristina Martínez-Rovira Munoz and Mrs. Sandra Martínez-Rovira Munoz, who are former shareholders of Media Planning Group, and Havas, S.A., under which the former shareholders of Media Planning Group agreed to sell the shares they held in Media Planning Group to us for a total of 28,800,000 Havas shares and €51.2 million in cash.

•	On April 2, 2001, we entered into a Protocol Agreement and Commercial Lease with Suresnes Immobilier for the lease of our new corporate headquarters in Suresnes, France. The lease is for approximately 228,000 square feet of leasable area, for a period of nine years, commencing on the date we took possession of the leased building. The net annual rent is approximately €8.3 million, which may be adjusted annually based on the national construction cost index.

•	On May 14, 2001, in connection with our acquisition of the remaining 55% interest in Media Planning Group, we entered into a registration rights agreement with Acacia ISP, S.L., Banco Santander Central Hispano, S.A., Compañía de Cartera e Inversiones S.A., Deya S.A., Jose Martínez-Rovira Vidal, Maria Luisa Munoz Alvarez, Cristina Martínez-Rovira Munoz and Sandra Martínez-Rovira Munoz, under which we granted to the sellers certain registration rights with respect to Havas shares they received as consideration for the acquisition.

•	Gestora de Viviendas is a major shareholder of Vigilancia y Sistemas de Seguridad, S.A., a company that provides security services. Vigilancia y Sistemas de Seguridad provides security systems and personnel to Media Planning Group, for which Media Planning Group paid it €422,503, excluding taxes, in 2004. Media Planning Group expects to pay Vigilancia approximately the same amount in 2005 for these services.

•	Gestora de Viviendas also controls In-Store Media, a company that provides “point of sale” advertising services and space, such as in-store backlight posters, floor media advertising, in-store radio and shopping trolley advertising. Media Planning Group purchases media space and services from In-Store Media on behalf of its clients as part of their advertising campaigns. Media Planning Group paid In-Store Media €1,703,265, excluding taxes, on behalf of its clients in 2004. Media Planning Group expects to pay In-Store Media approximately the same amount on behalf of its clients in 2005 for these services.

•	Media Planning Group receives legal services from the Spanish law firm of Rodés & Sala Abogados, S.L. Media Planning Group paid an annual retainer fee of €120,000 to Rodés & Sala for general legal services in 2004 and expects to pay an annual retainer fee of approximately €180,000 to Rodés & Sala for general legal services in 2005. In addition, Rodés & Sala was paid a total of €113,295, excluding taxes, for legal services provided to Media Planning Group and other subsidiaries of our company in Spain in 2004 and has billed Media Planning Group and other subsidiaries of our company in Spain a total of € 27,680 excluding taxes, in legal fees for 2005 through May 31. Gonzalo Rodés Vilà, the brother of Fernando Rodés Vilà and the son of Leopoldo Rodés Castañe, is a partner in Rodés & Sala. In addition, Gonzalo Rodés Vilà serves as secretary of the board of directors of Media Planning Group. Gonzalo Rodés Vilà was paid €48,000 for his services as secretary of the board in 2004 and has been paid €20,000 for such services in 2005 though May 31.

78

•

In 2003, we paid $60,000 to Colker, Gelardin & Co. for investment banking advisory services performed during 2003 related to our specialized agencies. Richard Colker, one of our directors and our interim Chairman and Chief Executive Officer appointed at a meeting of our board of directors on June 21, 2005, is the Managing Partner of Colker, Gelardin & Co.

•

Thierry Meyer, who was one of our directors until June 9, 2005, also served as a director of one of our subsidiaries in the U.K. until 2003. We paid Mr. Meyer £60,000 for his services as a director of the subsidiary in 2002.

•	As of October 1, 2003, Arnold Worldwide LLC, one of our U.S. subsidiaries, entered into a lease with BP Prucenter Acquisitions LLC, which was amended in September 2004 and January 2005. Under this lease, Arnold leases approximately 200,727 square feet for its headquarters for a fixed annual rent of $5,586,902. The lease terminates on August 31, 2014.

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

79

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

•

French resident shareholders other than individuals will lose the benefit of the avoir fiscal for tax credits that they would otherwise have been able to use from 2005 on; thus French corporate shareholders with a fiscal year corresponding to the calendar year will not be entitled to the avoir fiscal with respect to dividends received in 2004. However French corporate shareholders that benefit from the participation exemption regime defined in Articles 145 and 216 of the French Tax Code will still be allowed to use their 50% avoir fiscal to finance the 25% Equalization Tax (see below) they should pay if they distribute in 2005 dividends received from their affiliates according to such participation exemption regime during the preceding five fiscal years.

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
80

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

          Distributions made by French companies from 2005 on will no longer be subject to précompte. However, an equalization tax will apply to distributions made in 2005 out of profits that have not been taxed at the ordinary corporate tax rate, or which were earned and taxed more than five years before the distribution. This equalization tax will be equal to 25% of the amount of the dividends paid to the shareholder. Unlike précompte, this equalization tax will not be refundable to non-resident shareholders, as it will be refunded to the distributing corporation in three installments of one-third each with respect to the three fiscal years closed after the distribution, either as a credit against its corporate tax liability or in cash, if the corporate tax liability is insufficient to offset the entire tax credit.

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

81

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

82

          French withholding tax will be withheld at the 15% Treaty rate if you have established before the date of payment that you are a resident of the United States under the Treaty and, if you are not an individual, that you are the owner of all the rights relating to the full ownership of the shares or ADSs (including, but not limited to, dividend rights).

          With respect to distributions of dividends made during 2004, U.S. holders that are not entitled to a refund of the avoir fiscal (e.g., corporations, pension funds and other tax-exempt U.S. holders) may generally obtain from the French tax authorities a refund of the entire précompte equalization tax (discussed under “— French Taxation” above) we actually pay in cash in respect of a dividend, less a 15% French withholding tax.

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
83

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
84

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

85

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

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Impact of changes in foreign currency exchange rates and interest rates

          Foreign currency exchange rates. As of December 31, 2004, we had operations in 77 countries through agencies in 44 countries throughout Europe, North America, Latin America and the Asia-Pacific region, as well as contractual affiliations with agencies in 33 additional countries. The geographic diversity of our operations is reflected in the diversity of the currencies that make up our results of operations. In 2004, 63.5% of our revenues were realized in currencies other than the euro, including 38.2% realized in U.S. dollars and 13.0% realized in British pounds. In 2003, 68.2% of our revenues were realized in currencies other than the euro, including 40.1% realized in U.S. dollars and 15.5% realized in British pounds.

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

          Because our foreign currency mismatches tend to be limited, we generally do not hedge our exposure to foreign currencies except in connection with some intercompany loans including those described below. As at December 31, 2004 and December 31, 2003, we had not entered into any foreign currency hedges, with the exception of the following:

•	We are a party to a currency and interest rate swap arrangement, which we refer to as “CIRCUS,” that we entered into in June 1999 in connection with a collateral deposit in the initial amount of $30.0 million we made to secure a borrowing made by one of our U.S. subsidiaries in the same amount from Banque Nationale de Paris, New York Branch. This arrangement is repayable in six equal annual installments from June 4, 2001 to June 5, 2006 and the borrowing and collateral deposit have therefore been reduced to $10.0 million at December 31, 2004. The CIRCUS has the effect of transforming our U.S. dollar deposit of $10.0 million, which earns interest at a rate of LIBOR less a margin, into a euro deposit of €9.5 million, which earns interest at EURIBOR less a margin. As at December 31, 2004, the fair value of the CIRCUS amounted to €2.2 million, compared with €0.01 million as at December 31, 2003.

•	We are a party to a forward sale contract of Canadian $10.7 million against British pounds that we entered into in 2000 in connection with a Canadian $10.7 million intercompany loan made by one of our U.K. subsidiaries to a newly acquired Canadian subsidiary. This forward sale contract matured in 2004 and was extended to 2005 for an amount of Canadian $20.5 million. As at December 31, 2004 and 2003, the fair value of this forward sale contract was €0.078 and (0.2) million, respectively.

•	We were a party to a forward sale contract of $50 million against euro that we entered into in 2004. As at December 31, 2004, the fair value of this forward sale contract was €(1.0) million.

86

            For a discussion of the terms of our financial instruments as at December 31, 2004, see Notes 2.19, 10 and 19 to our 2004 consolidated financial statements included elsewhere in this annual report.

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

          As at December 31, 2004, we had €34.2 million of outstanding long-term borrowings, including current maturities, comprised principally of:

•	€25.7 million in U.S. dollar denominated bank loans, at variable rates ranging from 2.81% to 3.19%, due 2005 to 2006;

•	€7.7 million in a British pound denominated convertible bond at a fixed rate of 7.6%, due 2007; and

•	€0.8 million in other borrowings, including €0.1 million at fixed rates and €0.7 million at variable rates.

We generally do not hedge our interest rate exposure, with the exception of the following:

•	the currency and interest rate swap arrangement, which we refer to as “CIRCUS,” described above;

•	interest rate caps entered into by Media Planning Group in a total amount of €6.758 million in connection with a lease agreement; €0.493 million of these caps mature in 2005 and the remaining €6.265 million matures in 2008; as at December 31, 2004, the fair value of these caps amounted to €0.001 million, compared with €0.005 million as at December 31, 2003.

          Based on approximately €26.4 million of outstanding long-term borrowings at variable rates as at December 31, 2004, the impact on pre-tax earnings resulting from a one-percentage point increase or decrease in interest rates would be approximately €0.3 million, holding other variables constant.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
87

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

ITEM 16.   [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

          Our audit committee members are currently Messrs. Boutinard Rouelle and Vaturi. Mr. Colker resigned from the audit committee on June 21, 2005 upon his appointment by our board of directors as interim Chairman and Chief Executive Officer. See “Item 6. Directors, Senior Management and Employees.” The Board has determined that neither of these individuals meet all of the criteria required to be named an “audit committee financial expert,” as defined in applicable rules of the Securities and Exchange Commission. At a meeting in April 2005 our board of directors determined to review the membership of the audit committee so as to include an audit committee financial expert on the committee. Our board of directors has indicated that it believes that Pierre Bouchut, one of the newly elected directors, meets the requirements to be considered an audit committee financial expert, and that it intends to appoint him to our audit committee.

ITEM 16B. CODE OF ETHICS

          In March 2004, our board adopted a Code of Ethics, a code that applies to, among others, our chief executive officer and chief financial officer. This code is publicly available on our website at www.havas.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

          Ernst & Young served as our independent auditors for the 2004 fiscal year. A description of the fees billed to us by Ernst & Young for professional services in each of the last two fiscal years is set forth below:

	Year Ended December 31,

	2004	2003
	(in € millions)
Audit Fees	5	5
Audit-Related Fees	1	1
Tax Fees	1	1

Total	7	7

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

88

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

          In May 2003, our audit committee established policies and procedures which require all audit and non-audit services performed by our principal accountants to be approved by the audit committee.

          All audit services have been approved by the audit committee. All non-audit services since May 2003 have been approved under the pre-approval policies of the audit committee.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                     PURCHASERS

Issuer purchases of convertible and/or exchangable 1% bonds due January 1, 2006

Period	(a) Total Number of Convertible Bonds Purchased	(b) Average Price Paid per Convertible Bond (in Euros)	(c) Total Number of Convertible Bonds Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Convertible Bonds that May Yet Be Purchased Under the Plans or Programs
December 3, 2004 – December 10, 2004	17,570,404	25.17 (2)	14,133,696 (3)	8,613,863 (4)
Total	17,570,404	25.17	14,133,696	8,613,863

(1)	The convertible bonds were purchased through over the counter transactions outside the United States. All repurchased convertible bonds have been cancelled in accordance with the agreement under which they were issued.

(2)	This average price is inclusive of accrued interest payments up to the purchase date.

(3)	On December 6, 2004, we announced that on December 3, 2004, we had repurchased a portion of our outstanding convertible and/or exchangeable 1% bonds due January 1, 2006 and that we would extend our offer to repurchase any additional outstanding convertible and/or exchangeable 1% bonds in the French market at an equivalent price. On December 13, 2004, we announced that since December 3, 2004, we had repurchased a total of 17,570,404 at an average price of € 25.17 representing a total purchase price of approximately €442.3 million, inclusive of accrued interest up to the purchase date, and that we reserved the right to make further purchases of our bonds in the market.

(4)	Originally, we had issued 32,817,012 of these bonds out of which: 6,632,046 had been repurchased in prior years, 699 have been converted into shares, and 17,570,404 were purchased in December 2004. 8,613,863 reflects the total number of these bonds outstanding after these repurchases and conversions.
89

Issuer purchases of equity securities
Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share (in Euros)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs

January 2004	27,600	5.01	27,600	22,400,443
June 2004	0		0	23,186,824
Total	27,600	5.01	27,600

PART III ITEM 17. FINANCIAL STATEMENTS Not applicable. ITEM 18. FINANCIAL STATEMENTS The following financial statements are filed as part of this annual report on Form 20-F: Havas and Subsidiaries

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Statuts (bylaws) of Havas (English translation) (incorporated by reference to Exhibit 1.1 to Havas’s annual report on Form 20-F for the year ended December 31, 2003 (SEC File No. 001-16081)).

2.1	Form of Deposit Agreement among Havas, Morgan Guaranty Trust Company of New York and all holders from time to time of Havas ADSs (incorporated by reference to Exhibit 4.1 to Havas’s registration statement on Form F-4 (Reg. No. 333-43362)).

2.2	Note d’Operation (Prospectus) dated February 3, 1999 for the issuance of convertible bonds by Havas (English translation) (incorporated by reference to Exhibit 4.2 to Havas’s registration statement on Form F-4 (Reg. No. 333-43362)).

2.3	Note d’Operation (Prospectus) dated December 12, 2000 for the issuance of convertible bonds by Havas (English translation) (incorporated by reference to Exhibit 4.3 to Havas’s registration statement on Form F-4 (Reg. No. 333-59880)).
90

2.4	Final Prospectus dated May 15, 2002 for the issuance of convertible and/or exchangeable bonds by Havas (English translation) (incorporated by reference to Exhibit 4.19 to Havas’s annual report on Form 20-F for the year ended December 31, 2001 (SEC File No. 001-16081)).

4.1	Fourth Amendment to Lease dated January 1, 2000 between Havas North America, Inc., formerly EWDB North America Inc. and The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York (incorporated by reference to Exhibit 4.1 to Havas’s annual report on Form 20-F for the year ended December 31, 2000 (SEC File No. 001-16081)).

4.2	Protocol Agreement and Commercial Lease dated as of April 2, 2001 between Havas Advertising and Suresnes Immobilier (English summary) (incorporated by reference to Exhibit 4.2 to Havas’s annual report on Form 20-F for the year ended December 31, 2000 (SEC File No. 001-16081)).

4.3	Supplemental Agreement No. 1 to the Memorandum of Understanding of April 2, 2001 dated May 3, 2002 between Suresnes Immobilier and Havas (English translation) (incorporated by reference to Exhibit 4.18 to Havas’s annual report on Form 20-F for the year ended December 31, 2001 (SEC File No. 001-16081)).

4.4	Agreement to Contribute dated as of January 20, 2001 between Havas and Advertising Antwerpen B.V., Banco Santander Central Hispano, S.A., Compañía de Cartera e Inversiones S.A., Deya S.A., Mr. Jose Martínez-Rovira Vidal, Mrs. Maria Luisa Munoz Alvarez, Mrs. Cristina Martínez-Rovira Munoz, Mrs. Sandra Martínez-Rovira Munoz and Havas S.A. (incorporated by reference to Exhibit 2.7 to Havas’s registration statement on Form F-4 (Reg. No. 333-59880)).

4.5	Registration Rights Agreement dated as of May 14, 2001 among Acacia ISP, S.L., Banco Santander Central Hispano, S.A., Compañía de Cartera e Inversiones S.A., Deya S.A., Jose Martínez-Rovira Vidal, Maria Luisa Munoz Alvarez, Cristina Martínez-Rovira Munoz and Sandra Martínez-Rovira Munoz (incorporated by reference to Exhibit 4.14 to Havas’s annual report on Form 20-F for the year ended December 31, 2000 (SEC File No. 001-16081)).

4.6		Amended and Restated Employment Agreement dated January 1, 2002 between Euro RSCG Worldwide, Inc. and Alain de Pouzilhac (incorporated by reference to Exhibit 4.9 to Havas’s annual report on Form 20-F for the year ended December 31, 2002 (SEC File No. 001-16081)).

4.7	*	Memorandum of Understanding executed on June 28, 2005 by Havas and Alain de Pouzilhac.

4.8	*	Letter Agreement dated as of June 28, 2005 between EURO RSCG New York, Inc. and Alain de Pouzilhac.

4.9	*	Non-Competition Agreement executed on June 28, 2005 by Alain de Pouzilhac.

4.10	*	Amended Employment Agreement executed on January 19 , 2005 between Havas and Jacques Hérail.

4.11		Agreement dated February 1, 2003 between Arnold Worldwide Partners and Edward Eskandarian (incorporated by reference to Exhibit 4.10 to Havas’s annual report on Form 20-F for the year ended December 31, 2002 (SEC File No. 001-16081)).

4.12	*	Amended Employment Agreement dated as of April 13, 2005 between Arnold Worldwide Partners, LLC. and Edward Eskandarian.

4.13	*	Employment Agreement made as of October 1, 2004 between James Heekin and EURO RSCG Worldwide.

4.14	*	Deferred Compensation Plan Trust Agreement made October 31, 2004 between Euro RSCG Worldwide, Inc. and Circle Advisors, Inc. for the benefit of James Heekin.

4.15	*	Amendment to Employment Agreement executed on January 19, 2005 between Havas and Jacques Séguéla.

4.16	*	Amendment to Employment Agreement executed on January 19, 2005 between Havas and Alain Cayzac.

4.17	*	Lease Agreement dated October 1, 2003 between Arnold Worldwide LLC and BP Prucenter Acquisition LLC.

4.18	*	First Amendment to Lease Agreement dated September 2004 between Arnold Worldwide LLC and BP Prucenter Acquisition LLC.
91

4.19	*	Second Amendment to Lease Agreement dated January 2005 between Arnold Worldwide LLC and BP Prucenter Acquisition LLC.

8.1	*	List of subsidiaries.

12.1	*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15	*	Nasdaq Corporate Governance Exemptions.

* Filed herewith.
92

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HAVAS

	By:		/s/ Richard Colker

		Name:	Richard Colker
		Title:	Chairman and Chief Executive Officer
Dated: June 28, 2005
93

F - 1

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Havas

         We have audited the accompanying consolidated balance sheets of Havas and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Havas and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

         As described in Note 2.25 to the consolidated financial statements, in 2004 the Company changed its accounting policy relating to the definition of cash and cash equivalents.

ERNST & YOUNG AUDIT

By:	/s/ CHRISTIAN CHIARASINI

Name: Christian Chiarasini

Neuilly-sur-Seine, France June 17, 2005
F - 2

HAVAS AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31, (In millions of euros except per share data)
	Note	2004	2003	2002

		adjusted (1)
Net revenues		1,449	1,525	1,811
Operating expenses
Compensation and related costs		(825)	(933)	(1,060)
Stock-based compensation	12	(8)	(5)	(13)
General and administrative non-payroll costs		(456)	(474)	(556)
Compensation to former shareholders of acquired businesses	11	(3)	(3)	(6)
Amortization of intangible assets	6	(29)	(31)	(33)
Goodwill and other intangible impairment	5, 6	—	(100)	(363)
Restructuring and other charges	7	(16)	(98)	3

Total operating expenses		(1,337)	(1,644)	(2,028)

Operating income (loss)		112	(119)	(217)

Interest expense		(71)	(78)	(77)
Interest income		16	28	28
Exchange rate gain (loss)		3	(9)	(1)
Net gain on trading securities		7	9	10
Other	10	(7)	(53)	(1)

Financial expense-net		(52)	(103)	(41)

Net income(loss) from operations before income tax		60	(222)	(258)
Provision for income tax	14	(3)	(108)	(39)
Minority interests		(8)	(5)	(15)
Equity in earnings of investees	9	1	1	—

Income (Loss) from continuing operations		50	(334)	(312)

Loss from discontinued operations (net of tax)	8	(17)	(89)	—

Net income(loss) before effect of change in accounting principle		33	(423)	(312)

Cumulative effect of accounting change	5	—	—	(1,121)

Net income (loss)		33	(423)	(1,433)

Per common share basic and diluted :

Income (loss) from continuing operations (2)		0.15	(1.05)	(0.99)
Loss from discontinued operations (2)		(0.05)	(0.28)	—
Loss from cumulative effect of an accounting change		—	—	(3.54)

Net income (loss)	16	0.10	(1.33)	(4.53)

Weighted average common shares outstanding
Basic		340,534,449	318,494,944	316,080,537
Diluted		342,031,620	318,494,944	316,080,537

(1)	2003 figures have been adjusted due to the decision by the Company not to sell a subsidiary previously reported as discontinued.

(2)	2002 and 2003 earnings per share have been adjusted by a factor of 0.93254 following the preferential subscription rights issue on October 19th, 2004.

The accompanying notes are an integral part of these consolidated financial statements.
F - 3

HAVAS AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS

	As of December 31, (In millions of euros)

	Note	2004	2003

ASSETS
Current assets:
Cash		311	242
Highly liquid investments		223	418
Accounts receivable, net of allowance for doubtful accounts of 33.9 and 36.7 as of December 31, 2004 and 2003, respectively	23	1,011	1,115
Costs billable to clients		46	55
Prepaid expenses and advances to suppliers		38	39
Other receivables		93	71
Deferred tax assets	14	53	41
Assets held for sale	8	—	49
Other current assets		205	255

Total current assets		1,980	2,285

Noncurrent assets:
Property and equipment, net	4	124	153
Goodwill	5	1,625	1,645
Other intangible assets, net	6	202	236
Equity investments	9	3	3
Noncurrent deferred tax assets	14	15	14
Other assets		24	40

Total noncurrent assets		1,993	2,091

Total assets		3,973	4,376

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	10	80	99
Current maturities of convertible bonds	10	21	113
Current maturities of long-term borrowings	10	26	31
Short-term obligations under capital leases	17	1	2
Accounts payable		1,035	1,057
Liabilities held for sale	8	—	19
Other payables		626	748
Advances from clients		112	123
Accrued compensation	11, 12	5	5
Deferred tax liabilities	14	2	15
Deferred income		23	31

Total current liabilities		1,931	2,243

Noncurrent liabilities
Long-term borrowings	10	8	9
Convertible bonds	10	666	1,079
Long-term obligations under capital leases	17	1	2
Accrued compensation	11, 12	6	4
Deferred tax liabilities	14	48	51
Accrued pensions and other benefits costs	13	41	44
Other liabilities		98	145

Total noncurrent liabilities		868	1,334

Minority interests		20	21

Shareholders’ equity
Common stock: €0.40 par value, 428,832,440 and 306,196,659 shares issued at December 31, 2004 and 2003, respectively and 421,398,323 and 298,581,996 shares ourstanding at December 31, 2004 and 2003, respectively		171	122
Additional paid-in capital		3,573	3,228
Retained earnings		(2,214)	(2,233)
Deferred compensation		(2)	—
Accumulated other comprehensive income		(347)	(306)
Less: Treasury stock, at cost, 7,434,117 and 7,614,663 shares at December 31, 2004 and 2003, respectively		(27)	(33)
Total Shareholders’ equity		1,154	778

Total liabilities and Shareholders’ equity		3,973	4,376

The accompanying notes are an integral part of these consolidated financial statements.
F - 4

HAVAS AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (In millions of euro except number of shares)

	Number of shares (000’s)	Common stock	Additionnal paid-in capital	Retained earnings	Treasury stock	Deferred compensation	Other comprehensive income	Total shareholders’ equity

Balance at December 31, 2001	294,019	122	3,221	(255)	(78)	(11)	50	3,049

Comprehensive income:

Net loss				(1,433)				(1,433)

Currency translation adjustment							(213)	(213)

Minimum Liability Adjustment, gross							(9)	(9)

Minimum Liability Adjustment, tax							3	3

Total comprehensive income (loss)				(1,433)			(219)	(1,652)

Dividends (per share amount: €0.16) and equalization tax				(70)				(70)

Treasury stock transactions	672			(8)	15			7

Exercise of stock options and warrants	899		3					3

Unearned compensation on unvested options						10		10

Balance at December 31, 2002	295,590	122	3,224	(1,766)	(63)	(1)	(169)	1,347

Comprehensive income:

Net loss				(423)				(423)

Currency translation adjustment							(134)	(134)

Minimum Liability Adjustment, gross							(4)	(4)

Minimum Liability Adjustment, tax							1	1

Total comprehensive income (loss)				(423)			(137)	(560)

Dividends (per share amount: €0.08) and				(30)				(30)
equalization tax

Treasury stock transactions	2,015			(14)	31			17

Exercise of stock options	975		4					4

Share issuance—convertible bonds	2

Balance at December 31, 2003	298,582	122	3,228	(2,233)	(32)	(1)	(306)	778

Comprehensive income:

Net income				33				33

Currency translation adjustment							(38)	(38)

Minimum Liability Adjustment, gross							(4)	(4)

Minimum Liability Adjustment, tax							1	1

Total comprehensive income (loss)				33			(41)	(8)

Dividends (per share amount: €0.05) and equalization tax				(11)				(11)

Treasury stock transactions	181			(3)	5	1		3

Exercise of stock options	121

Impact of variable accounting related to stock options repricing			6			(2)		4

Share issuance—convertible bonds	1

—other	122,513	49	339					388

Balance at December 31, 2004	421,398	171	3,573	(2,214)	(27)	(2)	(347)	1,154

The accompanying notes are an integral part of these consolidated financial statements.
F - 5

HAVAS AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, (in milllions of euros)

	2004	2003	2002

		restated(1)	restated(1)
Cash flows from operating activities

Net income (loss) from continuing operations and after changes in accounting principles	50	(334)	(1 433)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Minority interests	8	5	15
Amortization, depreciation and impairment	74	184	1 590
(Gain ) loss on repurchase of convertible bonds	(30)	(5)	(5)
Restructuring	(26)	72	(26)
Stock-based compensation-Parent company plan	3	—	13
(Gain) loss on disposal of highly liquid investments	(7)	(9)	(10)
(Gain) loss on disposal of fixed assets	(2)	—	(9)
Deferred tax	(32)	93	(2)
Change in assets and liabilities:
Accounts receivable	76	51	144
Accounts payable	11	96	(71)
Advances from clients	(6)	(8)	(44)
Other	4	32	78

Net cash provided by operating activities	123	177	240
Cash flows from investing activities
Purchase of tangible and intangible assets	(37)	(51)	(63)
Purchase of subsidiaries net of cash acquired	(79)	(15)	(68)
Proceeds from sale of tangible and intangible assets	6	30	22
Proceeds from sale of subsidiaries	36	8	4
Net (increase)/decrease in highly liquid investments	204	39	(409)

Net cash (used in)/provided by investing activities	130	11	(514)
Cash flows from financing activities
Dividends paid in cash	(20)	(39)	(84)
Acquisition of treasury stock	—	—	(2)
Proceeds from issuance of stock and disposal of treasury stock	391	6	3
Net payments under line-of-credit agreements	(16)	(9)	(18)
Principal payments under capital lease obligations	(2)	(9)	(4)
Proceeds from convertible bonds	—	—	443
Purchase of convertible bonds	(472)	(109)	(24)
Proceeds from long-term borrowings	31	1	7
Repayment of long-term borrowings	(89)	(17)	(31)

Net cash (used in)/provided by financing activities	(177)	(176)	290

Effect of exchange rate changes on cash	(7)	(21)	(31)
Net cash used in discontinued operations	—	(45)	(7)
Net increase (decrease) in cash	69	(54)	(22)
Cash at beginning of the year	242	296	318
Cash at end of the year	311	242	296

(1)	2003 and 2002 figures have been restated following a change in accounting policy (See Note 2.25).

F - 6

HAVAS AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In millions of euro except per share amounts and as otherwise indicated)

1.   NATURE OF OPERATIONS

         Havas, a French corporation listed on the Compartiment A of the Eurolist of Euronext and on the Nasdaq National Market system, and its subsidiaries (the ‘‘Company’’ or ‘‘Havas’’) operate as a global advertising and communications group with worldwide networks that offer a broad range of advertising and communications services, including integrated communications, traditional advertising, direct marketing, media planning and buying, corporate communications, internal communications, sales promotion, design, television sponsorship, human resources, multimedia interactive communications and public relations.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

         All figures are presented in millions of euro, unless otherwise indicated.

2.1.   Principles of Consolidation

         The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. Investments, in which the Company owns 20-50% and has the ability to exercise significant influence over the operating and financial policies, are accounted for using the equity method of accounting. All significant intercompany balances and transactions are eliminated upon consolidation.

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

2.4.   Revenue Recognition

         Substantially all revenue is derived from fees and commissions for advertising and communication services and for the planning and purchase of media. Revenue is recognized on the date that the service is performed, in accordance with the terms of the contractual arrangement, and upon completion of the earnings process. The earnings process is complete when services are rendered, on the date the media is presented, when costs are incurred for production and when collection is reasonably assured. Some contractual arrangements with clients include performance incentives which allow the Company to earn additional revenues as a result of its performance relative to both qualitative and quantitative objectives. The

F - 7

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of euro except per share amounts and as otherwise indicated)

Company recognizes the incentive portion of revenue under these arrangements when the clients achieve these qualitative and quantitative goals.

2.5.   Accounts Receivable

         Accounts receivable include both amounts due from customers for services provided in the normal course of business operations as well as actual media and production costs which are paid by the Company and rebilled to clients.

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

2.7.   Highly liquid investments

         Highly liquid investments include variable interest notes and investments in money market mutual funds which include monetary Societe d’Investissement à Capital Variable (“SICAVs”) and Fonds Communs de Placement (“FCP”) that qualify as “Euro monetary” mutual funds under the French Autorité des Marché Financiers regulations, under which:
         - the sensitivity, defined as duration divided by (1 + effective rate), of the investment portfolio should be within the range of 0 to 0.5,
         - the investment strategy disclosed should refer to one or several indicators for the monetary market of the euro zone,
         - the portfolio should not be subject to foreign-exchange risk exposure and should not include equity securities.

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

2.10.   Goodwill and Other Intangible Assets

          Goodwill corresponds to the excess of the acquisition cost of subsidiaries over the fair value of the related assets acquired and liabilities assumed. Beginning on January 1, 2002, in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” the Company no longer amortizes goodwill, but rather tests these assets at least annually for impairment by comparing the fair value of the reporting units over their carrying values. The fair value of the reporting units has been computed using the discounted cash flow method. Such projections require the use of estimates and assumptions as to matters such as future revenue growth, product margins, capital expenditures, working capital requirements, tax rates and discount rates. Actual earnings may differ from the Company’s estimates. If the fair value of the reporting unit is determined to be less than its carrying value, a second step is performed to compute the amount of goodwill impairment, if any. In 2002, the Company completed the transitional impairment tests of goodwill, net of tax, and intangible assets with indefinite lives. The Company determined that upon adoption, 1,120.8 of goodwill was required to be written off at January 1, 2002. This charge was reflected as the “Cumulative effect of accounting change” in the accompanying consolidated statements of operations. As a result of the annual impairment testing, the Company determined that there was no goodwill impairment charge in 2004 whereas an additional goodwill impairment charge of 69.5 and 362.5 was recorded in 2003 and 2002 respectively (See Note 5).

F - 8

HAVAS AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In millions of euro except per share amounts and as otherwise indicated)

         Other intangibles consist mainly of trademarks and customer lists and customer relationships, which are amortized over their estimated useful lives using the straight-line method.

2.11.   Impairment of Long Lived Assets and Accounting for Discontinued Operations

         The long lived assets are reviewed for impairment whenever events or circumstances indicate their carrying values may not be recoverable. Whenever such events or circumstances arise, an estimate of the future undiscounted cash flows is compared to the asset’s carrying value to determine if impairment exists pursuant the requirements of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived-Assets.”

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

F - 9

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of euro except per share amounts and as otherwise indicated)

2.14.   Foreign Currency Transactions

         Foreign currency transactions are converted at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are converted at the respective exchange rates prevailing at the balance sheet date.

2.15.   Earnings per share

         Basic earnings per share is computed by dividing net income by the weighted-average number of Havas shares outstanding during the year after deducting the weighted average number of treasury shares. Diluted earnings per share is calculated by adjusting weighted average outstanding shares, assuming conversion of all potentially dilutive instruments, which include: convertible bonds (Note 10), stock options granted to employees (Note 12), converted stock options granted by Snyder Communications for SNC and Circle.com shares (Note 12).

2.16.   Treasury Stock

         Treasury share purchases are accounted for at cost. The sale of treasury shares is accounted for at first in first out cost method. Gains on the sale of treasury shares are accounted for as additional paid-in capital whereas losses on the sale of treasury shares are accounted for as retained earnings and do not affect reported results of operations.

2.17.   Stock Options

         At December 31, 2004, the Company had stock-based employee compensation plans, which are more fully described in Note 12. The Company accounts for those plans under the recognition and measurement principles of Accounting Practices Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.”

         The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No 123, “Accounting for Stock-Based Compensation,” to stock-based compensation.

	2004	2003	2002

Net income (loss), as reported	33	(423)	(1,433)
Deduct: Stock-based compensation expense under fair value method, net of related tax effects	(18)	(12)	(35)
Add: Stock-based compensation expense included in “Net income (loss)” reported, net of related tax effects	8	5	13
Net income (loss), pro forma	23	(430)	(1,455)
Net income (loss) per share basic and diluted, as reported (1)	0.10	(1.33)	(4.53)
Net income (loss) per share basic and diluted, pro forma (1)	0.07	(1.35)	(4.6)

(1) 2002 and 2003 earnings per share have been adjusted by a factor of 0.93254 following the preferential subscription rights issue on October 19, 2004.

         Based on recent trading prices of the Company’s shares, most of the outstanding options to purchase the Company’s shares have become out of the money. As of December 31, 2004, of the 37,057,658 options outstanding, 27,893,868 options had an exercise price above the 20-day average trading price of the Company’s shares on Euronext Paris as of that date.

         The fair value of each option granted is estimated on the date of grant. Until December 31, 2003 the Company used the Black-Scholes option-pricing model to compute the fair value of its options. In 2004, the Company decided to use the

F - 10

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of euro except per share amounts and as otherwise indicated)

binomial method which is more relevant to compute the fair value of stock options. This method allows the Company to make assumptions during all the window periods instead of estimating an expected life of the options. In 2004, the Company computed for all its plans not vested at January 1, 2004, a fair market value of the options using the binomial method whereas 2003 and 2002 proforma figures have not been restated, the impact of this change of method being not significant.

	2004	2003	2002

Expected life (in years)	N/A	4	4
Risk-free interest rates	3.22 to 4.60%	2.81 to 3.35%	3.35 to 4.46%
Expected dividend yield	1.50%	2.00 to 3.35%	2.00 to 3.65%
Expected volatility	30%	30%	30%

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

F - 11

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of euro except per share amounts and as otherwise indicated)

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

2.22.   Advertising Costs

        Advertising costs are expensed as incurred. Advertising expense amounted to 10.7, 13.5 and 14.2 for the years ended December 31, 2004, 2003 and 2002, respectively.

2.23.   Recently Issued Accounting Pronouncements

         In December 2004, Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R “Share-based payment”. This statement is a revision of SFAS No. 123 “Accounting for stock-based compensation” and establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment

F - 12

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of euro except per share amounts and as otherwise indicated)

transactions. The application of this statement is required as of the beginning of the first annual reporting period that begins after December 15, 2005. The Company is assessing the impact that this statement will have on the Company’s financial position and results of operations. No material impact is expected on the cash flows.

2.24.    Reclassifications

          Certain amounts applicable to prior periods have been reclassified to conform to the classifications followed in 2004.

2.25.    Change in accounting policy

          In 2004, the Company changed its policy relating to the definition of “cash and cash equivalents” for the purpose of cash flow preparation and now excludes highly liquid investments (See Note 2.7) from cash and cash equivalents. This change has been effected by restating financial statements for earlier years presented for comparative purposes.

          Consequently, highly liquid investments have been presented in a separate line item below “cash” in the consolidated balance sheets at December 31, 2004 and 2003.

3. ACQUISITIONS

         The Company did not acquire any significant subsidiaries in 2004. The Company acquired 7 small entities in 2004 for an aggregate amount of 9.6, including acquisition costs, resulting in a preliminary aggregate goodwill of 5.4. Revenues from such acquisitions reflected in the 2004 Consolidated Statements of Operations amount to 3.9. The Company is in the process of finalizing the purchase price allocation of the net assets acquired and liabilities assumed in connection with the above acquisitions.

         The Company did not acquire any significant subsidiaries in 2003. The Company acquired 9 small entities in 2003 for an aggregate amount of 11.5, including acquisition costs, resulting in a goodwill of 9.6. Revenues from such acquisitions reflected in the 2003 Consolidated Statements of Operations amounted to 5.9.

4.   PROPERTY AND EQUIPMENT, NET

         Property and equipment, net are comprised of the following:

	Useful lives	As of December 31,

		2004	2003

Land	—	—	1
Buildings	25-33 years	38	58
Furniture, fixtures and equipment	3-10 years	300	340

		338	399
Less: Accumulated depreciation		(214)	(246)

		124	153

         Included in property and equipment are buildings recorded under capital leases with costs of approximately 5.1 and 11 as of December 31, 2004 and 2003, respectively. The accumulated depreciation of these assets amounted to 2 and 3.3 as of December 31, 2004 and 2003, respectively.

         Depreciation expense amounted to 44.6, 53.1 and 72.4 for the years ended December 31, 2004, 2003 and 2002, respectively.

5.   GOODWILL

        As required, the Company adopted SFAS 142 as of January 1, 2002. Upon adoption, the Company recognized an impairment charge of 1,120.8, net of tax, in one reporting unit, which is the result of adopting a fair value approach under SFAS 142. The fair value approach calculates impairment using the discounted future cash flows method at the reporting unit level. Prior to adoption of SFAS 142, the Company assessed the recoverability of goodwill by comparing for each entity the undiscounted projected future earnings before interest and after taxes over its economic life to its carrying amount.

F - 13

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of euro except per share amounts and as otherwise indicated)

         During 2003, the Company performed its annual impairment review for goodwill and recorded a charge of 69.5, which is recorded as a component of operating income in the accompanying consolidated statements of operations. The 2003 impairment was the result of the elimination of one of the Company’s reporting units in connection with its strategic reorganization. One of the Company’s subsidiaries, previously included in the 2003 Strategic reorganization, was not sold in 2004 as final negotiations failed. As a result, the Company decided to reorganize the subsidiary and has classified it as held and used in 2004. Consequently, the result of operations of this subsidiary previously reported as “discontinued” in 2003 has been reported as “continuing operations” in the 2003 Consolidated Statement of Operations, this resulting in a 9.6 reclassification between “Loss from discontinued operations” and “Goodwill and other intangible impairment”. No impairment charge was recorded during 2004.

         The changes in the carrying amount of goodwill for each of the two-year period ended December 31, 2004 are as follows:

Balance as of January 1, 2003	1,892
Currency translation adjustment	(123)
Goodwill acquired during the year	10
Goodwill arising from earn-out, buy-out payments	15
Goodwill written off related to business sold or abandoned	(54)
Goodwill reclassified as Assets Held for Sale	(16)
Impairment loss during the year	(79)
Balance as of December 31, 2003	1,645
Currency translation adjustment	(33)
Goodwill acquired during the year	6
Goodwill arising from earn-out, buy-out payments	76
Goodwill written off related to business sold or abandoned	(52)
Goodwill adjustment (1)	(17)
Balance as of December 31, 2004	1,625

        (1) During 2004, the Company reversed a 17.4 tax reserve that was previously recorded against goodwill since the Company acquired Snyder SNC in 2000.

6.   OTHER INTANGIBLE ASSETS, NET

Other intangible assets subject to amortization consist of the following:

	As of December 31,

	2004	2003	Estimated useful life

Customer base	205	209	6 to 12 years
Database	27	29	6 years
Trademarks	75	81	10 to 40 years
Patents, licenses and other intangibles	43	31	1 to 10 years
Less: Accumulated amortization	(148)	(114)

	202	236

         Amortization expense for the year ended December 31, 2004, 2003 and 2002 is 28.9, 31.1 and 33.4 respectively. The estimated aggregate amortization expense for each of the five succeeding years is as follows: 26 for 2005; 24 for 2006; 17 for 2007; 17 for 2008 and 17 for 2009.

         Due to the Company’s 2003 reorganization, an impairment test was conducted in 2003 on certain intangible assets resulting in a 20.7 charge on trademarks which is reflected as “Goodwill and other intangible impairment” in the 2003 Consolidated Statements of Operations.

F - 14

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of euro except per share amounts and as otherwise indicated)

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

          The Company also implemented a restructuring plan, primarily in the United States and the United Kingdom, to reduce costs. This plan resulted in pre-tax restructuring costs and other charges in the amount of 92.4. This charge includes pre-tax severance and other personnel-related costs of 39.3, pre-tax occupancy and facilities-related costs of 37.8 as well as other charges of 15.3 including 8.8 asset write downs.

         The severance and other personnel related charges of 39.3 reflected the elimination of 1,158 positions worldwide, most of them in Europe and North America. The employee groups affected included all levels and functions across the Company. All positions were identified for elimination at December 31, 2003, and the remaining reserve balance of 3.1 at December 31, 2004 reflects costs relating to severance and other termination benefits to be settled in 2005.

          The plan resulted in the abandonment and closure of 40 offices representing about 70,000 m² principally located in Great Britain and in North America. Such termination costs were based upon an estimate of the amounts that the Company expected to pay over the terms of these leases, based on its assumptions regarding offsetting sublease income. The remaining balance in occupancy and facilities-related reserves of 33.9 and 31.8 at December 31, 2004 and December 31, 2003 respectively, relates to non-cancelable lease commitments in excess of estimated sublease income for abandoned facilities that will be paid out over the remaining lease periods, ranging from one to nine years. In 2004, the Company recorded an additional expense of 15.2 corresponding to the completion of the plan (the space was identified to be vacant but not yet vacant at December 31, 2003). Conversely, the Company recorded an income of 4.5 due to a 2004 decision to sublease to some companies within the group, part of the UK space left vacant at December 31, 2003.

        The following table displays the activity and balances of the restructuring reserve account :

	Severance and other personnel- related	Occupancy and facilities- related	Other	Total

2003 Charge	39	38	15	92
Foreign exchange translation	(2)	(2)	(1)	(5)
Non cash items	—	—	(9)	(9)
Amount used	(12)	(4)	(3)	(19)
Balance at December 31, 2003	25	32	2	59
Foreign exchange translation	1	(1)	—	—
2004 Additional expense	4	15	—	19
Non cash items	—	(2)	—	(2)
Amount used	(25)	(13)	(1)	(39)
Reversals	(1)	(4)	—	(5)
Change in original estimate	—	2	—	2
Change in consolidation scope	(1)	5	—	4
Balance at December 31, 2004	3	34	1	38

        During 2001, the Company recorded approximately 128.4 in pre-tax restructuring and other charges associated with the Company’s worldwide initiative to reduce costs. This charge included pre-tax severance and other personnel-related costs of 61.3, pre-tax occupancy and facilities-related costs of 51.5 as well as pre-tax asset write-downs and other charges of 15.6

F - 15

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of euro except per share amounts and as otherwise indicated)

(including 14.1 asset depreciation / write-downs which are not included in “Reserve established” as they are non-cash items).

        The severance and other personnel-related charges reflected the elimination of 2,826 positions worldwide, approximately 80% of which occurred in Europe and North America. The employee groups affected included executive and regional management and administrative personnel. All positions had been eliminated at December 31, 2002. During 2002, a personnel related reserve was reversed in the amount of 1 which primarily related to one entity, Circle.com, where the amounts actually paid were less than estimated, although the headcount reduction was unchanged.

        The pre-tax occupancy and facilities-related costs of 51.5 in 2001 associated with lease terminations and other exit costs resulted primarily from the abandonment and closure of office space predominantly located in North America. Lease terminations include remaining lease obligations net of estimated sublease income. Such termination costs were based upon an estimate of the amounts that the Company expected to pay over the terms of these leases, based on the Company’s assumptions regarding offsetting sublease income. During 2004, 2003 and 2002, as local real estate markets changed, the Company adjusted its estimated sublease income over the related lease terms, which resulted in an additional restructuring reserve of 1.0, 5.9 and 2.6 respectively and in a reversal of previously recorded reserves of 1.0, 0.2 and 5.1, respectively. The remaining balance in occupancy and facilities-related reserves at December 31, 2004 relates to non-cancelable lease commitments in excess of estimated sublease income for abandoned facilities that will be paid out over the remaining lease periods, ranging from one to 11 years.

        The following table displays the activity and balances of the restructuring reserve account:

	Severance and other personnel-related	Occupancy and facilities-related	Other	Total

Reserve established	61	51	2	114
Amount used	(52)	(7)	(1)	(60)
Balance at December 31, 2001	9	44	1	54

Foreign exchange translation adjustment	—	(7)	—	(7)
Deductions:
- Amounts used	(7)	(15)	—	(22)
- Reversals	(1)	(5)	—	(6)
Change in original estimate	—	2	—	2
Balance at December 31, 2002	1	19	1	21

Foreign exchange translation adjustment	—	(4)	—	(4)
Deductions:
- Amounts used	(1)	(6)	(1)	(8)
- Reversals	—		—
Change in original estimate	—	6	—	6
Balance at December 31, 2003	—	15	—	15
Foreign exchange translation adjustment	—	(1)	—	(1)
Deductions:
- Amounts used	—	(3)	—	(3)
- Reversals	—	(1)	—	(1)
Change in original estimate	—	1	—	1
Change in consolidation scope	—	(1)	—	(1)
Balance at December 31, 2004	—	10	—	10
F - 16

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of euro except per share amounts and as otherwise indicated)

8.   DISCONTINUED OPERATIONS – HELD FOR SALE

         In the fourth quarter of 2003, the Company completed the strategic reorganization of its business operations that was announced in September 2003. As part of its strategic reorganization, the Company’s management targeted for sale or cessation of operations a number of companies that were not engaged primarily in activities within its core areas of competence, were not strategic investments, did not meet the Company’s financial performance criteria or otherwise did not fit into its new organization. This reorganization was finalized during 2004.

         One of the Company’s subsidiaries, previously included in the 2003 strategic reorganization, was not sold in 2004 as final negotiations failed. As a result, the Company decided to reorganize the subsidiary and has classified it as held and used in 2004. Consequently, the result of operations of this subsidiary previously reported as “discontinued” in 2003 has been reported as “continuing operations” in the 2003 Consolidated Statement of Operations, this resulting in a 9.6 reclassification between “Loss from discontinued operations” and “Goodwill and other intangible impairment”. The 2004 operating income of this subsidiary amounts to 0.2.

         In accordance with SFAS 144, the results of operations of the businesses sold at December 31, 2004 have been reported as “Discontinued” in the current and prior periods. The table below reports the breakdown of the discontinued operations:

	Year ended December 31,

DISCONTINUED OPERATIONS	2004	2003	2002
Loss on disposal, including costs to sell	(13)	(67)	—
Income (loss) from discontinued operations (excluding loss on disposal)	(3)	(29)	3
Benefit (provision) for income taxes	(1)	7	(3)
Loss from discontinued operations (net of tax)	(17)	(89)	—

         As the reorganization was finalized during 2004, there are no “Assets or Liabilities Held for Sale” in the accompanying Consolidated Balance Sheet as of December 31, 2004. The major classes of assets and liabilities classified as “Held for sale” in the Consolidated Balance Sheet as of December 31, 2003 are disclosed below:

As of December 31, 2003

ASSETS HELD FOR SALE		LIABILITIES HELD FOR SALE
Goodwill, net	16
Accounts receivable	23	Short-term borrowings	6
Cost billable to clients	5	Accounts payable	9
Prepaid expenses and advances to suppliers	3	Other payables	2
Other assets	2	Other liabilities	2
Assets held for sale	49	Liabilities held for sale	19

9.        EQUITY INVESTMENTS

         Subsidiaries over which the Company exercises a significant influence are accounted for by the equity method due to its minority interests or minority representative within the Board of these subsidiaries without any commitment to buy-out minority interests. Individual and total values of associates are not material.

	2004		2003

	Investment amount	Equity in net Income (loss)	Investment Amount	Equity in net income (loss)

Miscellaneous	3	1	3	1

F - 17

HAVAS AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In millions of euro except per share amounts and as otherwise indicated) 10. CONVERTIBLE BONDS, LONG-TERM AND SHORT-TERM BORROWINGS

Convertible Bonds

         On May 22, 2002, the Company issued 41,860,465 unsecured convertible and/or exchangeable bonds, each with a nominal value of €10.75, for an aggregate principal amount of 450. The Company received net proceeds of approximately 443.5 from this issuance. The coupon rate of the bonds is 4.0% per annum, payable annually in arrears on January 1 of each year, beginning January 1, 2003, and the gross yield to maturity also is 4.0% per annum, assuming no conversion or redemption occurs prior to maturity. The implicit interest rate, including issue costs, is 4.26% per annum. The bonds have a maturity date of January 1, 2009. Each bond currently is exercisable at any time at the option of the holder for 1.13 Havas shares, subject to specified anti-dilution adjustments, which exercise may, at the Company’s option, be a conversion for newly issued shares, an exchange for treasury shares or a combination thereof.

         In accordance with French law, the conversion/exchange ratio has been adjusted from 1 to 1.13 due to the distribution of a portion of paid-in capital in connection with the Company’s payment of its annual dividend to shareholders as well as the increase in capital on October 19, 2004. The bonds have a redemption value at maturity equal to their nominal value. The Company has the option to redeem all, but not less than all, of the outstanding bonds between January 1, 2005 and December 31, 2008 at their nominal value plus accrued interest if the product of (1) the conversion/exchange ratio and (2) the arithmetic mean of the closing prices of Havas shares on Euronext Paris during 20 consecutive trading days chosen by the Company from among the 40-trading day period preceding publication of a notice of early redemption, exceeds 125% of the nominal value of the bonds. The Company also has the option to redeem, all, but not less than all, of the bonds at their nominal value plus accrued interest at any time when less than 10% of the bonds issued remain outstanding. In connection with this issuance, the Company agreed not to give any other bonds any preference over the bonds, or reduce its share capital or alter the way it allocates profits.

         The General Meeting of holders of these Havas bonds met on December 1, 2003 and approved the payment by the Company of €1.20 per bond, payable in cash in a single installment on January 1, 2004, in exchange for a waiver of the option they had to cause the Company to redeem the bonds at its nominal value plus accrued interest on January 1, 2006 (Put). This amount is reflected in “Other payables” in the accompanying consolidated Balance Sheets as of December 31, 2003. As a result of this transaction, the maturity date of the 450 series of bonds is postponed with certainty until January 1, 2009. The total expense for the Company amounted to 51.1 including 0.9 consulting fees reflected as “Other financial expense” in the Consolidated Statements of Operations as of December 31, 2003. Based on the Emerging Issues Task Force (“EITF”) consensus on issue No. 96-19 “Debtor’s accounting for a modification or exchange of debt instruments,” this operation has been accounted for in accordance with paragraph 16 of Statement 125, resulting in a 10.7 loss which is reflected as “Other financial expense” in the accompanying Consolidated Statements of Operations as of December 31, 2003, 930 bonds had been exercised since its issuance. The aggregate amount of the outstanding bonds at December 31, 2004 amounted to 472.6 comprised of 454.6 in aggregate principal and 18.0 of interest.

        On December 22, 2000, the Company issued 32,817,012 unsecured convertible and/or exchangeable bonds, each with a nominal value of €21.60, for an aggregate principal amount at issuance of 708.9. The Company received net proceeds of 694.9 from this issuance. The coupon rate of the bonds is 1.0% per annum, payable annually in arrears on January 1 of each year, beginning January 1, 2002, and the gross yield to maturity is 4.25% per annum, assuming no conversion or redemption occurs prior to maturity. The implicit interest rate, including issue costs, is 4.67% per annum. The bonds have a maturity date of January 1, 2006. Each bond currently is exercisable at any time at the option of the holder for 1.13 Havas shares, subject to specified anti-dilution adjustments, which exercise may, at the Company’s option, be a conversion for newly issued shares, an exchange for treasury shares or a combination thereof. In accordance with French law, the conversion/exchange ratio has been adjusted from 1 to 1.13 due to the distribution of a portion of paid-in capital in connection with the Company’s payment of its annual dividend to shareholders as well as the increase in capital on October 19, 2004. The bonds have a redemption value at maturity of €25.44 per bond, or approximately 117.78% of their nominal value. The Company has the option to redeem all, but not less than all, of the outstanding bonds between January 1, 2004

F - 18

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of euro except per share amounts and as otherwise indicated)

and December 31, 2005, at an early redemption price that guarantees the holder of the bond a yield to maturity equivalent to the rate the holder would have obtained upon redemption at maturity, if the product of (1) the conversion/exchange ratio and (2) the arithmetic mean of the closing prices of Havas shares on Euronext Paris during 20 consecutive trading days chosen by the Company from among the 40-trading day period preceding publication of a notice of early redemption, exceeds 115% of the early redemption price. The Company also has the option to redeem all, but not less than all, of the bonds at their nominal value plus accrued interest at any time when less than 10% of the bonds issued remain outstanding. In connection with this issuance, the Company agreed not to issue bonds with any preference over these bonds, or reduce its share capital or alter the way it allocates profits. The aggregate amount of the outstanding bonds at December 31, 2004 amounted to 214.0 comprised of 186.1 in aggregate principal, 25.9 in accrued premium through that date and 2.0 in interest. Assuming no conversion, redemption or repurchase, an additional 7.2 of premium would accrue on those bonds through maturity.

      Since 2002, the Company repurchased 24,202,450 of its convertible bonds issued in December 2000:
                    - 1,342,046 during the last quarter of 2002 resulting in a gain of 4.8
                    - 5,290,000 during the first quarter of 2003 resulting in a gain of 12.2
                    - 17,570,404 during December 2004 resulting in a loss of 8.7 which are  reflected as “Other financial income and expense” in the accompanying consolidated statements of operations.

        On February 12, 1999, the Company issued 1,223,405 unsecured convertible and/or exchangeable bonds due January 1, 2004, each with a nominal value of €188, for an aggregate principal amount at issuance of 230. The Company received net proceeds of 225.3 from this issuance. The coupon rate of the bonds was 1.0% per annum, payable annually in arrears on January 1 of each year, and the gross yield to maturity was 1.75% per annum, assuming no conversion or redemption occured prior to maturity. The implicit interest rate, including issue costs, was 2.18% per annum. The bonds had a maturity date of January 1, 2004. At December 31, 2003, the aggregate amount of the outstanding bonds amounted to 89.4, comprised of 85.3 in aggregate principal, 3.2 in accrued premium through that date and 0.9 in interest. The redemption of bonds was made on January 1, 2004.

Long-Term Borrowings

Long-term borrowings consist of the following:

	As of December 31,

	2004	2003

U.S. dollar denominated bank loans, at variable rates ranging from 2.81% to 3.19%, due 2005 to 2006 (1.36% to 1.49%, due 2004 to 2006 as of 2003)	26	28
Convertible bond of a subsidiary (Havas UK plc) with a fixed rate of 7.6%	57	57
Less: Forward sale agreement on Havas UK shares	(49)	(46)
Other— (weighted average interest of 6.6% as of 2003)	—	1

Total	34	40

Less: Current maturities of long-term borrowings	(26)	(31)

Long-term borrowings	8	9

F - 19

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of euro except per share amounts and as otherwise indicated)

        Future minimum payments as of December 31, 2004, on long-term borrowings and convertible bonds, excluding capital leases, are as follows:

Year	2004

2005	47
2006	221
2007	1
2008	1
2009	451
Thereafter	—
721

Less: Current maturities	(47)

674

         Convertible bond of Havas UK plc

         On January 19, 2000, Havas UK plc, formerly Evelink plc, an indirect, wholly owned subsidiary of the Company, issued a 56.7 convertible bond due July 19, 2007 to Banque Nationale de Paris S.A. (“BNP”). This convertible bond bears interest at the rate of 7.6% per annum and is convertible, at the option of the holder, at any time from January 19, 2000 through January 19, 2007 into 117,131 ordinary shares of Havas UK plc, subject to specified anti-dilution adjustments. In addition, Havas UK plc issued a warrant to BNP authorizing the holder of the warrant, upon payment of £40 million (56.7) to purchase from Havas UK plc 117,131 ordinary shares of Havas UK plc on January 19, 2007, subject to specified anti-dilution adjustments. The right to purchase such ordinary shares under the warrant will lapse in the event that the conversion right of this convertible bond is exercised.

         On the same date, Havas International S.A., a wholly owned subsidiary of the Company, and BNP, as the initial holder of the bond, entered into a forward sale agreement under which Havas International S.A. paid 49 to BNP for the future purchase of the same number of Havas UK plc ordinary shares as issuable on conversion of this convertible bond.

         In the absence of a right of setoff, this convertible bond and the investment of 49 resulting from the forward sale agreement are presented separately in the table above. The interest expense related to this convertible bond is determined using the net proceeds (7.7 and 10.8 at December 31, 2004 and 2003 respectively) as a basis for applying the effective rate of 7.605%. Such net proceeds are presented under proceeds from borrowings in the Consolidated Statements of Cash Flows.

         CIRCUS agreement

        In 1999, a U.S. subsidiary of the Company borrowed $30 million (22) from an international bank (the ‘‘Bank’’). In connection with this loan, the Company agreed with the Bank to make a deposit in the same amount to allow the subsidiary to borrow the funds. The terms of the agreement provide that the deposit and debt mature simultaneously in six equal annual installments from June 4, 2001 to June 5, 2006, and the debt and deposit have therefore been reduced to $10 million (7.3) at December 31, 2004. The deposit has been classified as restricted deposits under ‘‘Other assets’’ (7.3 as converted at the spot rate at the closing date for the loan) in the balance sheet as of December 31, 2004 (11.9 as of December 31, 2003). The debt bears interest at LIBOR plus a margin, and interest on the deposit is at LIBOR less a margin. The Company entered into a combined interest and currency swap arrangement, referred to as “CIRCUS”, with the Bank with the effect of transforming this $10 million deposit into a euro deposit of 9.5 at EURIBOR less a margin. The maturities of the CIRCUS are identical to those of the deposit both in terms of dates, currency and amounts. As of December 31, 2004, an exchange gain on the CIRCUS was recorded in the Consolidated Statements of Operations under “exchange rate gain” for 2.2. As of December 31, 2004, an exchange loss on the deposit was recorded in the consolidated statements of operations under “exchange rate loss” for 2.2 (a loss of 2.4 in 2003).

F - 20

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of euro except per share amounts and as otherwise indicated)

         HSBC deposit

         In 2004, a German subsidiary of the Company made a fixed cash deposit (3.5) with an international bank in order to secure fixed term loans granted by this bank to certain of the Company’s other subsidiaries in Germany for the same amount and maturity. The deposit has been classified as restricted deposits under ‘‘Other assets’’.

Short-Term Borrowings

         Included in short-term borrowings in the amounts of 29.7 and 52.9 at December 31, 2004 and 2003, respectively, are primarily borrowings by subsidiaries under the terms of various short-term borrowing arrangements. The weighted-average interest rates on these short-term borrowings outstanding at December 31, 2004 and 2003 were 2.7% and 2.6%, respectively. Also included in short-term borrowings in the amounts of 50.7 and 46.2 at December 31, 2004 and 2003, respectively, are overdraft amounts resulting from various lines of credit of subsidiaries. These overdraft amounts bear interest at the prevailing market rates in the countries of the subsidiaries. In the aggregate, the Company had unused lines of credit available under short term and overdraft borrowing arrangements of 152.2 and 159.3 at December 31, 2004 and 2003, respectively, carrying interest at prevailing market rates.

Floating rate credit facility agreement “Club deal”

In December 2004, the Company entered into a 150 floating rate credit agreement with a pool of banks (“club deal”), consisting of:

-	a 100 amortization loan, reaching final maturity on November 30, 2007, dedicated to finance the repurchase and/or the redemption of the 2000 / 2006 convertible bonds ;
-	a 50 revolving credit facility, maturing on October 31, 2008, dedicated to the general financing purposes of the Company.

      This agreement is subject to resctrictive covenants, commitments and restrictions that mainly relate to warranties to be granted by the Company and the planification of acquisitions or disposals of assets until credit maturity.

These credit lines were not used in 2004.

Covenants

         The Company and some of its subsidiaries are subject to restrictive covenants under borrowings at the subsidiary level. Covenants on Company debt include total borrowing levels in some countries and minimum shareholders’ consolidated equity, among others. In addition, the Company guarantees significant loans of its subsidiaries.

         As of December 31, 2004, the Company was in compliance with all its financial covenants.

         As of December 31, 2003, the Company was not in compliance with financial covenants under two credit facilities, for an aggregate principal amount of 22.6. However, the credit facility banks waived any default with respect to the noncompliance. As of December 31, 2003, the Company and its subsidiaries were in compliance with all other financial covenants related to the borrowings described above.

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

F - 21

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of euro except per share amounts and as otherwise indicated)

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

         Compensation expense related to the arrangements described above was:

	2004	2003	2002

Earn-out	—	2	6
Buy-out	3	1	—

Recorded as compensation to shareholders of acquired businesses	3	3	6
Recorded as minority interests	2	1	2

         As of December 31, 2004, the contingent payments expected to be made based upon the assumptions used for the determination of compensation expense amounted to approximately 6.0 (7.1 as of 2003), of which 5.4 (6.0 as of 2003) were accrued as of the same date.

         For tax purposes, the above expenses are generally included as part of the purchase price of the acquired company. The tax effect of this excess of the tax basis over the financial reporting basis is not recognized until the disposition of such acquired company.

12.   EMPLOYEE STOCK OPTION PLANS

Havas share options

         The following table sets forth information with respect to the status of outstanding options granted under Havas’s stock option plans for the years ended December 31, 2004, 2003 and 2002 (except options issued in connection with the acquisitions of the SNC common stock and the Circle.com common stock of Snyder Communications which are disclosed separately below). Pursuant to the Company’s incentive plan, the exercise price of options awarded may not be less than 100% of the market price of the stock at the date of grant and the option term cannot be longer than ten years for French employees and seven years for the other employees from the date of grant. The terms of each option and the times at which each option will be exercisable is determined by the Compensation and Selection Committee. The plans generally vest as follows: one third over one year, one third over two years and the remaining third over three years.

F - 22

HAVAS AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In millions of euro except per share amounts and as otherwise indicated)

	Year ended December 31,

	2004		2003		2002

	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price

		(in €)		(in €)		(in €)

Outstanding at the beginning of the year	30,734,948	9.96	28,965,694	11.09	24,340,121	11.87
Options granted	10,483,000	4.18	4,525,250	3.35	6,131,285	8.58
Options exercised	(105,228)	2.59	(970,940)	4.09	(880,949)	3.57
Options forfeited	(6,645,412)	7.73	(2,169,925)	12.12	(1,282,346)	13.40
Equity restructuring adjustment (1)	2,590,350	—	384,869	—	657,583	—

Outstanding at the end of the year	37,057,658	8.05	30,734,948	9.96	28,965,694	11.09

Exercisable at the end of the year	26,886,681	9.43	20,393,481	11.22	16,824,612	10.44

Weighted-average fair value of options Granted during the year		1.29		0.75		2.02

(1)	In accordance with French law, the number of options and the exercise price have been adjusted due to the distribution of a portion of paid-in capital in connection with the Company’s payment of its annual dividend to shareholders on June 17, 2004, on June 18, 2003, on June 11, 2002 and also following the Company’s share offering with preferential subscription rights that occurred on October 19, 2004.

The following table summarizes information with respect to stock options outstanding under the Company’s stock option plans at December 31, 2004:

Exercise Prices	Number Outstanding at December 31, 2004	Weighted-Average Remaining Contractual Life	Number Exercisable at December 31, 2004

(in €)		(in years)
4.05	4,406,598	1.5	4,406,598
6.71	800,049	1.1	800,049
8.00	318,468	1.5	318,468
9.56	227,066	1.7	227,066
13.81	933,345	1.9	933,345
24.33	1,009,219	2.2	1,009,219
22.01	454,257	2.4	454,257
15.62	2,768,916	2.8	2,768,916
13.64	3,666,398	3.2	3,666,398
13.06	2,712,719	3.4	2,712,719
7.57	4,890,984	4.1	3,266,946
4.36	4,447	4.9	2,964
2.43	2,403,376	6.2	769,111
3.67	345,560	8.5	115,174
3.99	1,596,340	6.7	532,786
4.06	411,916	9.4	—
4.17	10,108,000	6.8	4,902,665

	37,057,658		26,886,681

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

        As a result of the Company’s acquisition of all of the outstanding shares of Circle.com common stock of Snyder

F - 23

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of euro except per share amounts and as otherwise indicated)

Communications on June 26, 2001, all Circle.com options outstanding on that date were converted into options to purchase Havas shares. Each Circle.com option was converted into an option to acquire 0.0937 Havas shares, which was the same ratio used to exchange Circle.com common stock for the Company’s ADSs.

         A summary of the Company’s option activity with respect to the converted SNC options for 2004 and 2003 is set forth below:

Converted SNC stock options

	Options Outstanding 2004	Weighted Average Exercise Price 2004	Weighted Average Exercise Price 2004	Options Outstanding 2003	Weighted Average Exercise Price 2003	Weighted Average Exercise Price 2003

	(In 000s)	(In USD)	(In Euro) (1)	(In 000s)	(In USD)	(In Euro) (2)
Outstanding at beginning of year	3,192	11.58	8.55	5,629	11.79	9.36
Exercised	(16)	1.45	1.07	(5)	3.01	2.39
Forfeited or expired	(763)	11.83	8.74	(2,432)	12.09	9.60

Outstanding at end of year	2,413	11.57	8.55	3,192	11.58	9.19

Exercisable at end of year	2,413	11.57	8.55	3,187	11.58	9.19

(1)	Translation of amounts from USD into Euro has been made solely for the convenience of the reader at the noon buying rate of €1 = $1.3538 on December 31, 2004.

(2)	Translation of amounts from USD into Euro has been made solely for the convenience of the reader at the noon buying rate of €1 = $1.2597 on December 31, 2003.

         The converted SNC options outstanding at December 31, 2004 had exercise prices that ranged from $2.20 to $13.94 (at December 31, 2003, the range was from $0.96 to $13.94) with a six-year maximum remaining contractual life.

         A summary of the Company’s option activity with respect to the converted Circle.com options for 2004 and 2003 is set forth below:

Converted Circle.com stock options

	Options Outstanding 2004	Weighted Average Exercise Price 2004	Weighted Average Exercise Price 2004	Options Outstanding 2003	Weighted Average Exercise Price 2003	Weighted Average Exercise Price 2003

	(In 000s)	(In USD)	(In Euro) (1)	(In 000s)	(In USD)	(In Euro) (2)
Outstanding at beginning of year	106	181.92	134.38	172	195.59	155.27
Exercised	—	—	—	—	—	—
Forfeited or expired	(27)	163.50	120.77	(66)	217.76	172.87

Outstanding at end of year	79	188.41	139.17	106	181.92	144.42

Exercisable at end of year	79	188.41	139.17	105	184.35	146.34

(1)	Translation of amounts from USD into Euro has been made solely for the convenience of the reader at the noon buying rate of €1 = $1.3538 on December 31, 2004.

(2)	Translation of amounts from USD into Euro has been made solely for the convenience of the reader at the noon buying rate of €1 = $1.2597 on December 31, 2003.

The converted Circle.com options outstanding at December 31, 2004 and 2003 had exercise prices that ranged from $0.08 to $272.43 with a six-year maximum remaining contractual life.

The compensation expense related to the Company’s stock-based compensation is presented under ‘‘Stock-based compensation’’ and amounted to 3.1, 0 and 11.2 in 2004, 2003 and 2002 respectively. Due to the Company’s share offering with preferential subscription rights that occurred on October 19, 2004, variable accounting was required on all
F - 24

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of euro except per share amounts and as otherwise indicated)

         options that were outstanding at that date.

         In addition, certain subsidiaries have granted stock options to some of their employees with respect to their own stock. The strike price is usually based on a multiple of current earnings of the subsidiary at the award date (the ‘‘Multiple’’). Such options are generally exercisable five to seven years after the award date and require continuing employment. The parent companies of such subsidiaries have the option to buy back the shares if and when acquired by the employees and the employees have the option to put these shares to such parent companies. The buyback price is generally based upon the Multiple applied to the earnings level of the subsidiary when the option is exercised. The employees are required to put the shares to such parent companies when they leave the subsidiary. Under U.S. GAAP, such plans are performance plans and variable plan accounting is required. Accordingly, the Company makes an interim measurement of compensation on the basis of the formula price at the end of each period based upon the most recent available earnings data and allocates such costs to expenses over the period from award date to exercise date. As of December 31, 2004, 2003 and 2002, accrued compensation related to such plans amounted to 5.2, 3.1, and 5.0, respectively. The related compensation recorded for the years ended December 31, 2004, 2003 and 2002 amounted to 5.0, 5.4, and 1.7, respectively, and is presented under “Stock-based compensation.”

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

         For defined contribution plans, expenses correspond to the contributions paid. The contributions paid amounted to 18.0 and 17.1 in 2004 and 2003, respectively. The Company estimates the contributions to be paid for the next five years will approximate the contributions paid in 2004 and 2003. For defined benefit pension plans, accruals and prepaid expenses are determined using the projected unit credit method.

F - 25

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of euro except per share amounts and as otherwise indicated)

         Defined benefit pension plans in France are unfunded. In 2004, the measurement date is as of December 31, 2004.

	Pension Benefits		Other Benefits

	2004	2003	2004	2003

Change in benefit obligation
Benefit obligation at beginning of the year	(93)	(95)	(13)	(12)
Service cost	(3)	(4)	(1)	(1)
Interest cost	(5)	(5)	(1)	(1)
Plan participants’ contributions	—	(1)	—	—
Amendments	—	—	—	—

Acquisitions/disposals	—	—	—	—
Curtailments / settlements	1	1	12	—
Actuarial gain (loss)	(4)	1	(1)	1
Benefits paid	5	4	—	—
Others (foreign currency translation)	1	6	—	—

Benefit obligation at end of the year	(98)	(93)	(4)	(13)
Accumulated Benefit obligation ( French companies only)	(12)	(14)	—	—

Change in plan assets
Fair value of plan assets at beginning of the year	54	52	—	—
Expected return on plan assets	4	3	—	—
Company contributions	3	2	—	—
Plan participants’ contributions	—	—	—	—
Acquisitions/disposals	—	—	—	—
Curtailments /settlements	—	—	—	—
Benefits paid	(4)	(2)	—	—
Actuarial gain	3	3	—	—
Others (foreign currency translation)	(1)	(4)	—	—

Fair value of plan assets at end of the year	59	54	—	—

Funded status of the plan	(39)	(38)	(4)	(13)
Unrecognized actuarial loss	20	20	—	1
Unrecognized actuarial prior service cost	—	—	—	—
Unrecognized actuarial transition obligation	—	—	—	—

Accrued benefit cost	(19)	(18)	(4)	(12)

F - 26

HAVAS AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In millions of euro except per share amounts and as otherwise indicated) Actuarial assumptions were as follows:

	Pension Benefits			Other Benefits

	2004	2003	2002	2004	2003	2002

Discount rate	4.3% - 6%	5.7%	5.7%	4.75%	5.1%	5.1%
Rate of compensation increase	1% – 3.8%	3.0%	3.0%	na	na	na
Expected return on plan assets	5% - 6.3%	6.6%	6.6%	na	na	na

The expected return of plan assets rate is based on the expected return of assets of similar duration in the domestic market of the plan.

	Pension Benefits			Other Benefits

	2004	2003	2002	2004	2003	2002

Annual cost
Service cost	3	4	5	1	1	1
Expected interest cost	5	5	5	1	1	—
Expected return on plan assets	(4)	(3)	(4)	—	—	—
Amortization of unrecognized prior service cost	—	—	—	—	—	—
Amortization of actuarial net loss	1	1	1	—	—	—
Amortization of net transition obligation	—	—	—	—	—	—
Curtailments/settlements	—	—	—	(10)	—	—

Net periodic benefit cost	5	7	7	(8)	2	1

Health care costs are assumed to increase (inflation excluded) by 2.8% in 2005 and to decrease gradually to 2.3% (ultimate).

Amounts recognized in the consolidated balance sheet were as follows:

	Pension Benefits			Other Benefits

	2004	2003	2002	2004	2003	2002

Accrued benefit liability	(38)	(34)	(26)	(4)	(12)	(11)
Prepaid benefit cost	2	2	2	—	—	—

Net amount accrued for	(36)	(32)	(24)	(4)	(12)	(11)

Accumulated other comprehensive income	17	14	9	—	—	—

Net amount recognized	(19)	(18)	(15)	(4)	(12)	(11)

The net accruals accounted for as of December 31, 2004, 2003 and 2002 in the accompanying Consolidated Balance Sheets can be compared with balances determined under U.S. GAAP as follows:

	Pension Benefits			Other Benefits

	2004	2003	2002	2004	2003	2002

Net amount accrued under U.S. GAAP	(36)	(32)	(24)	(4)	(12)	(11)
Minimum liability adjustment	17	14	9	—	—	—

Net amount accrued for in consolidated financial statements	(19)	(18)	(15)	—	—	—
Accrued	(21)	(20)	(17)	—	—	—
Prepaid	2	2	2	—	—	—
F - 27

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of euro except per share amounts and as otherwise indicated)

         Regarding the other benefits plans, a one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-Percentage-Point Increase		One-Percentage- Point Decrease

	2004	2003	2004	2003

Effect on total of service and interest cost components	—	(1)	—	—
Effect on the post-retirement benefit obligation	(1)	(4)	1	3

The benefits expected to be paid over the next five years are approximately 5 per year.

As of December 31, 2004, the fair value of total plan assets held is invested in equity securities for 52%, in bonds for 32% and other assets (insured annuities) for 16%, approximately.

14.   INCOME TAX

         As of December 31, 2004 and 2003, the deferred tax assets and liabilities in the balance sheet were as follows:

	As of December 31,

	2004	2003

Deferred tax asset—Current	53	41
Deferred tax asset—Noncurrent	15	14
Deferred tax liability—Current	(2)	(15)
Deferred tax liability—Noncurrent	(48)	(51)

Net deferred tax asset (liability)	18	(11)

The Company’s provision for income tax includes the following components:

	As of December 31,

	2004	2003	2002

Current
France	5	3	11
State	2	—	2
Foreign	27	11	31

Total	34	14	44

Deferred
France	6	35	(6)
State	2	(2)	2
Foreign	(39)	61	(1)

Total	(31)	94	(5)

Provision for income tax	3	108	39

F - 28

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of euro except per share amounts and as otherwise indicated)

         The provision for income tax differs from the amount computed by applying the French income tax rate as a result of the following:

	Year ended December 31,

	2004	2003	2002

Net income (loss) from continuing operations	50	(334)	(1,433)
Minority interests	8	5	15
Provision for income tax	3	108	39
Equity in (earnings) losses of investees	(1)	(1)	—

Income from operations before income tax (1)	60	(222)	(1,379)

Provision for income tax using rates of 34.9%, 35.43% and 35.43% in 2004, 2003 and 2002, respectively	21	(79)	(489)
Stock-based compensation	3	2	4
Compensation to former shareholders of acquired businesses	1	1	2
Non deductible goodwill amortization and impairment	—	24	525
Loss on intercompany sale of consolidated company / waive of intercompany debt	(30)	—	(445)
Other permanent differences	(26)	3	37
Change in tax rate	6	—	(3)
Tax losses used	(4)	(2)	—
Difference between French and foreign rates	2	(5)	(3)
Change in valuation allowance	30	164	411

Provision for income tax	3	108	39

 (1)   Of which (117,295), (77,809) and 15,189 originated from French companies for 2004, 2003 and 2002,          respectively.

         Temporary differences that give rise to deferred tax assets and liabilities consist of the following:

	Year ended December 31,

	2004	2003

Tax effect on tax loss carry forward
Ordinary tax losses carry forward	618	563

Temporary differences
Long-term incentive plan	5	2
Accrued pension costs	10	17
Amortization	31	41
Accrued expenses and others	77	85

Total temporary differences	123	145
Deferred tax assets, gross	741	708

Tax effect of temporary differences related to:
Deductible goodwill amortization	16	20
Intangibles	65	77
Other	18	20

Deferred tax liabilities	99	117

Less: valuation allowances	(624)	(602)
Net deferred tax asset (liability)	18	(11)

The Company has 1,090.2 long term capital losses that will be lost in 2007 due to a 2004 change in French tax law. As the Company does not anticipate using any of these tax losses in 2005 and 2006, no deferred tax has been recognized on this amount.

F - 29

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of euro except per share amounts and as otherwise indicated)

         SFAS 109 “Accounting for Income Taxes” requires that a valuation allowance be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. All available positive and negative evidence needs to be considered, including the Company’s performance, the market environment in which the Company operates, the utilization of past tax loss carry forwards, length of carry back and carry forward periods and existing contracts that will result in future profits. It further states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Therefore, cumulative losses weigh much more heavily in the overall assessment. The Company determined that positive evidence was not sufficient to overcome such negative evidence and concluded that it was therefore appropriate to establish a full valuation allowance for its deferred tax assets related to the Company’s US and French tax groups. Nevertheless, management continues to believe that business will achieve profitability in future years, and that the Company will be able to utilize these tax assets to minimize the US and French taxes for the next years.

         The Company’s share of undistributed earnings of foreign subsidiaries that could be subject to additional income tax if remitted was approximately 217.6 and 203.8 as of December 31, 2004 and 2003, respectively. No provision has been recorded for the French and foreign taxes that could result from the remittance of such undistributed earnings since the earnings are permanently reinvested outside of France and it is not practicable to estimate the amount of such taxes.

         As of December 31, 2004, the expiration dates of tax loss carry forwards are as follows:

As of December 31, 2004

December 31, 2005	35
December 31, 2006	20
December 31, 2007	6
December 31, 2008	8
December 31, 2009	1
Thereafter	1,818

1,888

15.	RELATED PARTY TRANSACTIONS

Transactions involving directors, officers and shareholders of Havas

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

           In October 1991, the predecessor to Media Planning Group entered into an agreement with Gestora de Viviendas S.A. under which Gestora de Viviendas provides client development services to Media Planning Group and its subsidiaries in exchange for commissions on new clients developed by it. Under this agreement, Media Planning Group paid Gestora de Viviendas commissions of €325,472, excluding taxes, for these services provided in 2004. This agreement was terminated as December 31, 2004. Fernando Rodés Vilà and Leopoldo Rodés Castañe, together with other members of their families, are controlling shareholders of Gestora de Viviendas.

          Gestora de Viviendas is a major shareholder of Vigilancia y Sistemas de Seguridad, S.A., a company that provides security services. Vigilancia y Sistemas de Seguridad provides security systems and personnel to Media Planning Group, for which Media Planning Group paid it €422,503, excluding taxes, in 2004.

F - 30

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of euro except per share amounts and as otherwise indicated)

          Gestora de Viviendas also controls In-Store Media, a company that provides “point of sale” advertising services and space, such as in-store backlight posters, floor media advertising, in-store radio and shopping trolley advertising. Media Planning Group purchases media space and services from In-Store Media on behalf of its clients as part of their advertising campaigns. Media Planning Group paid In-Store Media €1,703,265, excluding taxes, on behalf of its clients in 2004.

          Media Planning Group receives legal services from the Spanish law firm of Rodés & Sala Abogados, S.L. Media Planning Group paid an annual retainer fee of €120,000 to Rodés & Sala for general legal services in 2004. In addition, Rodés & Sala was paid a total of €113,295, excluding taxes, for legal services provided to Media Planning Group and other subsidiaries of the Company in Spain in 2004. Gonzalo Rodés Vilà, the brother of Fernando Rodés Vilà and the son of Leopoldo Rodés Castañe, is a partner in Rodés & Sala. In addition, Gonzalo Rodés Vilà serves as secretary of the board of directors of Media Planning Group. Gonzalo Rodés Vilà was paid €48,000 for his services as secretary of the board in 2004.

        Transactions involving Richard Colker. In 2003, the Company paid $60,000 to Colker, Gelardin & Co. for investment banking advisory services performed during 2003 related to the Company’s specialized agencies ($60,000 in 2002). Richard Colker, one of the Company’s directors, is the Managing Partner of Colker, Gelardin & Co.

        Transactions involving Thierry Meyer. Thierry Meyer, one of the Company’s directors, also served as a director of one of the Company’s subsidiaries in the U.K. The Company paid Mr. Meyer £40,000 for his services as a director of the subsidiary provided in 2002 until 2003.

16.   NET INCOME (LOSS) PER SHARE AS IN CONSOLIDATED STATEMENTS OF OPERATIONS

         Basic net income (loss) per share is computed on the basis of the weighted-average number of Havas shares issued after deducting the weighted average number of treasury shares.

         Diluted net income (loss) per share takes into account share equivalents having a dilutive effect, including the effect of: convertible bonds (Note 10), stock options granted to employees (Note 12), converted stock options granted by Snyder Communications for SNC and Circle.com shares (Note 12). Net income is adjusted for after tax interest expense related to the convertible bonds. The dilutive effect of stock options is calculated using the treasury stock method.

F - 31

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of euro except per share amounts and as otherwise indicated)

         The following tables present a reconciliation of the net income (loss), basic, per share and the net income (loss), diluted, per share for each of the years ended December 31:

	Net income	Number of shares	Per share Amount

2004
Basic net income per share	33	340,534,449	0.10
Stock options Havas	—	1,483,420	—
Stock options SNC	—	13,716	—
Stock options Circle	—	35	—
Convertible bonds (1)	—	—	—

Diluted net loss per share	33	342,031,620	0.10

2003
Basic net loss per share (2)	(423)	318,494,944	(1.33)
Stock options Havas (1)	—	—	—
Stock options SNC (1)	—	—	—
Convertible bonds (1)	—	—	—

Diluted net loss per share	(423)	318,494,944	(1.33)

2002
Basic net loss per share (2)	(1,433)	316,080,537	(4.53)
Stock options Havas (1)	—	—	—
Stock options SNC (1)	—	—	—
Convertible bonds (1)	—	—	—

Diluted net loss per share	(1,433)	316,080,537	(4.53)

(1)	As these items are anti-dilutive, they are not included in the calculation.

(2)	2002 and 2003 earnings per share have been adjusted by a factor of 0.93254 following the preferential subscription rights issue on October 19, 2004.

17.   LEASES

         The Company leases certain premises and equipment under both capital and operating leases. The following is a schedule of future minimum lease payments for capital and operating leases in effect at December 31, 2004:

Year Ending December 31,	Capital Leases	Operating Leases

2005	1	81
2006	1	77
2007	—	71
2008	—	62
2009	—	55
Thereafter	—	185

Total minimum lease payments	2	531

Less: amount representing interest	—
Total obligation under capital leases	2
Less: current portion	(1)

Long-term portion	1

Net rental expenses for all operating leases were 86.1, 106.7, and 135.1 in 2004, 2003 and 2002, respectively.
F - 32

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of euro except per share amounts and as otherwise indicated)

18.   SEGMENT DATA

         The Company’s revenues and operating results are derived from three operating divisions utilizing independent brands plus a number of specialized agencies until the 2003 strategic reorganization described in Note 8. This organization was mainly designed in order that the Company could provide advertising and communications services to clients with competing products and services and to permit the expansion of certain specialty advertising and communications services. These three operating divisions have substantial similarities in the nature of services provided, the delivery process for rendering their services, the customers they serve and their economics. The Company aggregates its operating segments into one reportable segment.

         Geographical information required by SFAS 131, “Disclosure about Segment of an Enterprise and Related Information,” for each of the years ended December 31, is as follows:

	France	United States	United Kingdom	Rest of Europe	Other	Total

2004
Net revenues	301	548	194	258	148	1,449
Property and equipment, net	27	50	14	25	8	124
Goodwill, net	236	391	333	578	87	1,625
Other intangible assets, net.	36	60	15	75	16	202
Equity investments	—	—	3	—	—	3

2003
Net revenues	260	612	243	254	156	1,525
Property and equipment, net	30	63	24	26	10	153
Goodwill, net	217	406	367	576	79	1,645
Other intangible assets, net	39	76	20	84	17	236

Equity investments	—	—	2	—	1	3

2002
Net revenues	287	756	330	262	176	1,811

         Net revenues and long-lived assets are attributed to countries based on the location of the applicable operating unit.

19. FINANCIAL INSTRUMENTS AND DERIVATIVE INSTRUMENTS

Fair value of financial instruments

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Highly liquid investments and short-term borrowings

The carrying value of highly liquid investments and short-term borrowings approximates fair value because of the relatively short maturity of these instruments.

Restricted deposit

Restricted deposit carries a variable interest rate and its fair value approximates its carrying amount.
F - 33

HAVAS AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In millions of euro except per share amounts and as otherwise indicated)

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

         The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as of December 31, 2004 and 2003. Amounts in parentheses represent liabilities.

	2004		2003

	Carrying Amount	Fair Value	Carrying amount	Fair Value

			(In Euro 000’s)
Cash	311	311	242	242
Highly liquid investments	223	223	418	418
Restricted deposit	7	7	12	12
Long-term borrowings including current maturities	(34)	(34)	(40)	(40)
Convertible bonds	(687)	(685)	(1,192)	(1,193)
CIRCUS	2	2	—	—
Interest rate swap (Media Planning Group)	—	—	(1)	(1)
US dollar denominated forward contracts	(1)	(1)	—	—

Purposes for which derivative financial instruments are held or issued

         The Company uses derivative instruments primarily to mitigate interest rate and foreign currency exposures. Currently, the Company hedges intra-group loans denominated in foreign currency with forward contracts. The intra-group loans are recorded at spot rates before being eliminated and the forward contracts are marked-to-market in earnings (natural hedge). As of December 31, 2004, changes in fair value of forward contracts amounted to 0.5.

        The Company hedges a foreign-currency variable rate deposit with a combined interest and currency swap (“CIRCUS”). This strategy is described in Note 10. The foreign-currency deposit is accounted for at a spot rate and the swap is marked-to-market in earnings. As of December 31, 2004, the CIRCUS impacted earnings by 2.4 (before tax) which are reflected as “exchange rate gain (loss)” in the Consolidated Statement of Operations.

F - 34

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of euro except per share amounts and as otherwise indicated)

         The Company also hedges a variable leasing debt with an interest rate cap for which the Company elected not to apply hedge accounting. Such cap was therefore remeasured at market value with a direct impact in earnings. As of December 31, 2004, the impact of the interest rate swap and cap amounted to 0.

20.   SUPPLEMENTAL CASH FLOWS INFORMATION

	Years ended December 31,

	2004	2003	2002

Cash paid for interest	106	28	28
Cash paid for income taxes	26	30	42
Non cash items:
Equipment purchased under capital lease	1	—	—

Increase in shareholders’ equity related to:
Acquisition of minority interests	1	9	8
Extinguishment of convertible debt (Note 10)	—	(450)	—
Issuance of convertible debt (Note 10)	—	456	—

The increase in “cash paid for interest” between 2003 and 2004 mainly results from the Company’s repurchase of 17,570,404 of its convertible bonds in December 2004 ( as described in Note 10). Part of the repurchase price (55.5) has been considered as being interest payment (corresponding to accrued premium and annual interest at repurchase date).

21.      CONTRACTUAL OBLIGATIONS

Commercial commitments

(In € million)	2005	2006	2007	2008	2009	Thereafter	Undetermined	Total

Given
Security for media space buying (1)	23	—	—	—	—	—	1	24
Marketing rights (2)	2	—	—	—	—	—	—	2
Guarantees for businesses disposed of (3)	6	—	—	—	—	63	—	69
Other obligations (4)	—	—	—	—	—	—	89	89
Total	31	—	—	—	—	63	90	184

Received
Authorized unused credit lines (5)	—	—	100	50	—	—	—	150
Marketing rights (2)	1	—	—	—	—	—	—	1
Total	1	—	100	50	—	—	—	151
F - 35

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of euro except per share amounts and as otherwise indicated)

(1)   In certain countries, such as the UK and Asia, media space buying operations carried out by agencies are secured by the Company, as required by local practices.

(2)  One of the Company’s subsidiaries purchases marketing rights from its clients, which are primarily soccer and rugby clubs, for periods from one to seven years, and then re-sells those rights to sponsors. At December 31, 2004, these purchases amounted to 1.7 (24.2 as of December 31, 2003), which are due in 2005. This subsidiary has received commitments from sponsors of 0.5 as of December 31, 2004 (1.3 as of December 31, 2003).

(3)   In connection with the disposal of companies in 2004, guarantees were given to the buyers. Maximum guarantees are presented in the table below. Their characteristics are the following :

-	guarantees are capped to the considerations received,
-	other guarantees are claimable over a maximum period of two years from the completion date,
-	tax guarantees are claimable over a maximum period of seven years from the completion date for disposals performed in the United Kingdom.

(4)   In order to allow the Company’s British subsidiaries to use electronix banking payment systems, the Company was required to provide guarantees to certain banks in an aggregate amount of 89.2.

(5)  This amount corresponds to the floating rate credit facility agreement “Club deal” described in Note 10.

Estimated obligations under earn-outs / buy-outs / stock option plans

	2005	2006	2007	2008	Total

Stock option plans	4	1	—	2	7
Additional payments (“Earn-out”)	25	3	—	—	28
Purchase of minority interests	38	15	6	12	71
Total	67	19	6	14	106

         In addition to the stock option plan obligations set forth in the table, in 2004 one of the Company’s subsidiaries granted stock options with respect to its shares to some of its employees. These options are generally exercisable four to five years after the award date and require continuing employment. The parent company of the subsidiary is required to buy back the shares when acquired by the employees at a price based on the estimated market value of the subsidiary at the buyback date. The buyback price, which may be significant, will be settled in new or existing shares of Havas, unless payment in Havas shares is not possible for legal or regulatory reasons.

         As more fully described in Notes 2.21 and 11, the Company has entered into contingent consideration arrangements in connection with certain business combinations. At December 31, 2004 and 2003, the related total commitment is estimated at 99.0 and 155.8, respectively, of which 5.4 and 6.0 were accrued at December 31, 2004 and 2003, respectively. Minority interest related to subsidiaries subject to buy-out agreements amounted to 19.9 as of December 31, 2004 (21.1 as of December 31, 2003). As these agreements do not include maximum amounts to be paid and are based on future earnings, it is not possible to determine a maximum potential amount of future payments. Therefore, the amounts indicated above represent the Company’s best estimate and actual amounts may differ. Payments made under these agreements were approximately 74.8, 38.8 and 71.6 in 2004, 2003 and 2002 respectively.

         The payment date for the Company’s buy-out obligations has been assumed to be the date the applicable buy-out option can first be exercised by the minority shareholder.

        The other commitments are described in Note 17.

F - 36

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of euro except per share amounts and as otherwise indicated)

22. CONTINGENCIES

Bankruptcy of WorldCom, Inc.

          On July 21, 2002, WorldCom, one of the Company’s clients, now known as MCI, Inc., filed for reorganization under Chapter 11 of the United States Bankruptcy Code. The Company provides both advertising and marketing services and media services to MCI.

          With respect to the media, the Company acts as an agent for MCI and as an intermediary in the transfer of the client’s payments to the applicable media suppliers, which is consistent with the concept of “sequential liability” adopted by the American Association of Advertising Agencies in 1991 as its standard for the industry. The Company had outstanding pre-bankruptcy petition media receivables of approximately $26.4 million as of December 31, 2003 and in parallel, the Company had outstanding pre-bankruptcy petition media payables for the media space reserved on behalf of MCI of approximately $26.9 million as of December 31, 2003.

          With respect to commissions and production work, the Company had outstanding pre-bankruptcy petition receivables of approximately $10.4 million in its financial statements as of December 31, 2003 and 2002, which were fully reserved as of December 31, 2002.

          On August 4, 2003, the Company entered into an agreement to compromise the pre-bankruptcy amounts due to the company. Under its terms, the agreement became effective upon MCI emerging from U.S. Chapter 11 protection. The agreement provided for the payment of a certain portion of the amount due to the company. As a consequence, in 2003 the Company reversed $6.6 million of the $10.4 million reserve that was recorded in its financial statements at December 31, 2002.

          On April 20, 2004, MCI emerged from bankruptcy and the agreement became effective. On May 26, 2004, MCI paid the Company $14.3 million pursuant to the agreement. The Company had distributed a substantial portion of the amount received from MCI to media and production vendors. Consequently, as of December 31, 2004, the Company offset the remaining receivables against the payables in its financial statements in a residual amount of $18 million.

          Currently, no media vendor is pursuing, nor have any waived, any claim against the Company for any MCI payables, and it is not currently possible to determine what actions, if any, will be taken in connection with the MCI bankruptcy proceeding, or the possible outcome of any such actions, or the amount of any loss to the company that might result. Consequently, although a loss is possible, the Company cannot at this time reasonably determine the probability of any loss or the magnitude thereof. Therefore, no reserve has been recorded in the Company’s financial statements.

          One production vendor filed a complaint against the Company seeking to recover approximately $64,000. This matter has been settled by paying the production vendor the same percentage of its claim as the Company was paid and paid other vendors.

          In May 2005, The Screen Actors Guild filed an action against one of the Company’s subsidiaries, Euro RSCG New York, Inc., seeking to recover an unspecified amount payable with pension and welfare and other benefits, together with interest and penalties thereon, with respect to certain celebrity performers who appeared in commercials which were produced on behalf of MCI pre-bankruptcy. The Company intends to defend this matter vigorously.

American Student List Class Action lawsuit

         On February 18, 2004, a purported class action lawsuit was filed in the United States District Court for the Middle District of Florida against American Student List, LLC (“ASL”) one of the Company’s subsidiaries. The lawsuit alleged that ASL obtained, disclosed and used information from the Florida Department of Highway Safety and Motor Vehicles in alleged violation of the U.S. Driver’s Privacy Protection Act (“DPPA”). The named plaintiff sought to represent a class of 876,665 individuals whose personal information from Florida Department of Highway Safety and Motor Vehicles records

F - 37

HAVAS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of euro except per share amounts and as otherwise indicated)

was obtained, disclosed and used for allegedly impermissible uses by ASL without the express consent of the individuals. The lawsuit sought certification as a class action, liquidated damages in the amount of $2,500 per alleged violation of the Act, as well as punitive damages, attorneys’ fees and costs, and injunctive and other relief. After dismissal of the lawsuit for a procedural error, American Student List settled the case with the named plaintiff, ending the litigation.

Snyder Communications LP class action lawsuit

        Former employees of Snyder Communications LP have filed a purported class action lawsuit in the Texas State Court. The motion to certify the purported class of former employees in Texas was granted by the Texas trial court in January 2002, affirmed on appeal by the Texas intermediate appellate court in November 2002 and was reversed by the Texas Supreme Court on appeal. The lawsuit alleges, in substance, that Snyder improperly denied commission payments to former employees in connection with alleged sales activities. The litigation was dismissed with prejudice by the Texas State Court in an Order entered March 20, 2005 and the lawsuit with the named plaintiffs has been settled.

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

F - 38

HAVAS AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In millions of euro except per share amounts and as otherwise indicated)

        Other

        In addition to the foregoing, the Company is party to various other legal and arbitration proceedings arising in the ordinary course of business, including matters relating to current and former vendors, clients and employees. None of these proceedings has had or is expected to have a significant effect on the financial position of the Company.

23.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

         Changes in the Company’s allowance for doubtful accounts for the years ended December 31, 2004, 2003 and 2002 were as follows:

	Opening Balance	Charge to Costs and Expense	Reversal	Deductions	Other Movements	Closing Balance

Year 2004	37	10	0	(11)	(2)	34
Year 2003	58	11	(6)	(14)	(12)	37
Year 2002	54	22	(3)	(9)	(6)	58
F - 39