Form 20-F
period 2005-12-31
HAVAS
filed 2006-06-09
CIK 1107470

As filed with the Securities and Exchange Commission on June 9, 2006
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                -----------------

                                    FORM 20-F

(Mark One)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 2005


                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 001-16081

                                -----------------

                                      HAVAS
               (Exact name of Registrant as specified in charter)

                               Republic of France
                 (Jurisdiction of incorporation or organization)

                              2 allee de Longchamp
                          92281 Suresnes Cedex, France
                    (Address of principal executive offices)

       Securities registered or to be registered pursuant to Section 12(b)
                                of the Act: None

                                -----------------

              Securities registered or to be registered pursuant to
                           Section 12(g) of the Act:

                  Title of each class                     Name of each exchange on which registered
                  -------------------                     -----------------------------------------
  American Depositary Shares, each representing one                  NASDAQ National Market
 ordinary share, nominal value (euro)0.40 per share

                                -----------------

        Securities for which there is a reporting obligation pursuant to
                         Section 15(d) of the Act: None

                                -----------------

      The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2005: 425,608,078 ordinary shares, nominal value (euro)0.40 per share.

      Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act .

                                                                  |X| Yes |_| No

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                                                   |_| Yes |X|No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligation under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                                  |X| Yes |_| No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one)

     |X| Large accelerated filer |_| Accelerated filer |_| Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

                                                         |_| Item 17 |X| Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                                                  |_| Yes |X| No

                                TABLE OF CONTENTS

                                                                                                           Page
                                                                                                           ----
FORWARD-LOOKING STATEMENTS....................................................................................1
NON-U.S. GAAP FINANCIAL INFORMATION...........................................................................1
NOTE REGARDING DISCONTINUED OPERATIONS........................................................................1

PART I
    ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..........................................2
    ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE........................................................2
    ITEM 3.    KEY INFORMATION................................................................................2
         3A.    Selected financial data.......................................................................2
         3B.    Capitalization and Indebtedness...............................................................3
         3C.    Reasons for the offer and use of proceeds.....................................................3
         3D.    Risk factors..................................................................................3
    ITEM 4.    INFORMATION ON THE COMPANY....................................................................10
    ITEM 4A.   UNRESOLVED STAFF COMMENTS.....................................................................21
    ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS..................................................21
    ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES....................................................43
    ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.............................................58
         7A.    Major Shareholders...........................................................................58
         7B.    Related Party Transactions...................................................................59
    ITEM 8.    FINANCIAL INFORMATION.........................................................................61
         8A.    Consolidated statements and other financial information......................................61
    ITEM 9.    THE OFFER AND LISTING.........................................................................63
         9A.    Listing details..............................................................................63
         9B.    Plan of distribution.........................................................................64
         9C.    Markets......................................................................................64
         9D.    Selling shareholders.........................................................................64
         9E.    Dilution.....................................................................................64
         9F.    Expenses of the issue........................................................................65
    ITEM 10.   ADDITIONAL INFORMATION........................................................................65
         10A.   Share capital................................................................................65
         10B.   Memorandum and Articles of Association.......................................................65
         10C.   Material contracts...........................................................................71
         10D.   Exchange controls............................................................................72
         10E.   Taxation.....................................................................................72
         10F.   Dividends and paying agents..................................................................76
         10G.   Statement by experts.........................................................................76
         10H.   Documents on display.........................................................................77
         10I.   Subsidiary information.......................................................................77
    ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK....................................77
    ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES........................................78

PART II
    ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...............................................79
    ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS..................79
    ITEM 15.   CONTROLS AND PROCEDURES.......................................................................79
    ITEM 16.   [RESERVED]....................................................................................79
    ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT.............................................................79
    ITEM 16B.   CODE OF ETHICS...............................................................................79
    ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.......................................................79
    ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES...................................80
    ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.......................80

PART III
    ITEM 17.   FINANCIAL STATEMENTS..........................................................................81
    ITEM 18.   FINANCIAL STATEMENTS..........................................................................81
    ITEM 19.   EXHIBITS......................................................................................81

                           FORWARD-LOOKING STATEMENTS

      This annual report on Form 20-F may contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, relating to our business and the industry and sectors in which we and our subsidiaries operate. In particular, among other statements, the statements in
Item 4 "Information on the Company" with regard to management objectives, industry trends, market standing and business risks, the statements in Item 5 "Operating and Financial Review and Prospects" with regard to trends in results of operations, margins and overall market trends, the statements in Item 8 "Financial Information" relating to legal proceedings and the statements in Item 11 "Quantitative and Qualitative Disclosures about Market Risk" are forward-looking in nature. Forward-looking statements can be identified by the use of forward-looking words, such as "may," "will," "project," "estimate," "anticipate," "plan," "believe," "expect," "intend," "continue," "potential," "opportunity," "objective," "goal" or the negative of those terms or other variations of those terms or comparable words or expressions. By their nature, forward-looking statements involve risks and uncertainties because they are based on our current expectations, estimates, projections and assumptions concerning events and circumstances that will occur in the future. There are a number of factors that could cause our actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:

      o the general economic conditions in our principal markets, including any economic disruption or uncertainty resulting from geopolitical events or terrorist attacks or similar events that may occur in the future;

      o the level of worldwide spending on advertising and communications services by advertisers;

      o     our ability to retain existing clients and attract new ones;

      o the unanticipated loss of an important client or a portion of an important client's business, changes in the advertising and communications services budgets of clients, and the financial performance and condition of clients;

      o our ability to retain key personnel while continuing to control labor costs;

      o     the impact of competition in our industry;

      o our ability to implement our strategy and to successfully integrate businesses we have acquired; and

      o     our ability to adjust to the changing trends in our industry.

      Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events or circumstances, except as required by law.

                       NON-U.S. GAAP FINANCIAL INFORMATION

      Our audited consolidated financial statements included in this annual report on Form 20-F have been prepared using generally accepted accounting principles in the United States, which we refer to as U.S. GAAP. This annual report on Form 20-F may also contain financial information calculated and presented in accordance with international financial reporting standards, which we refer to as IFRS, as well as financial information calculated on a "pro forma" basis, including information that is restated to exclude the impact of specified historical events. Because this financial information by its nature is not calculated and presented in accordance with U.S. GAAP, it should not be viewed as a substitute for, and should be read in conjunction with, our audited consolidated financial statements and the notes to the financial statements included in this annual report.

                     NOTE REGARDING DISCONTINUED OPERATIONS

      A reorganization of our business operations that was announced in September 2003 was finalized in 2004. As part of this reorganization, the management targeted for sale or cessation of operations a number of companies that were not engaged primarily in activities within our core areas of competence, were not strategic investments, did not meet our financial performance criteria or otherwise did not fit into our new organization. Accordingly, we have reported our discontinued operations in accordance with Statement of Financial Accounting Standards, which we refer to as SFAS, No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The results of operations of the businesses sold or closed during 2003 and 2004 have been reported as discontinued operations for the years ended December 31, 2004 and 2003. (See Note 9 to the consolidated financial statements included in this annual report.) The results presented in our consolidated financial statements have been adjusted to exclude the impact of discontinued operations, and the selected financial data set forth in Item 3.A below have been adjusted to reflect discontinued operations, for the years ended December 31, 2004 and 2003, 2002 and 2001.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable

ITEM 3. KEY INFORMATION

3.A   Selected financial data

      The following tables summarize our selected financial data and are qualified in their entirety by reference to, and should be read in conjunction with, our audited consolidated financial statements and the notes to the financial statements included in this annual report. The historical financial data as of and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 have been derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP.

                                                              For the Years Ended December 31,
                                            ---------------------------------------------------------------------
                                                2005          2004          2003          2002          2001
                                               -----         -----         -----         -----         -----
                                                       (in millions of euros, except per share data)
                                            ---------------------------------------------------------------------
Consolidated Statement of Operations Data:
Net revenues                                   1,461         1,449         1,525         1,811         1,956
Operating Income (loss)                          115           112          (119)         (217)         (149)

Income (loss) from continuing operations          55            50          (334)         (312)         (176)
Net income (loss)                                 55            33          (423)       (1,433)         (175)
Per share data:
    Operating income (loss), basic(1)           0.27          0.33         (0.34)        (0.69)        (0.49)
    Income (loss) from continuing
    operations, basic(1)                        0.13          0.15         (1.05)        (0.99)        (0.58)
    Net income (loss), basic (1)                0.13          0.10         (1.33)        (4.53)        (0.58)
    Net income (loss), diluted (1)              0.13          0.10         (1.33)        (4.53)        (0.58)
    Dividend per share(1)(2)                    0.07          0.07          0.07          0.13          0.24

----------
(1) Per share data have been adjusted by a factor of 0.93254, reflecting the distribution of preferential subscription rights to our shareholders, following our share offering with preferential subscription rights, which we sometimes refer to as a rights offering, that occurred on October 19, 2004.

(2) These amounts reflect the dividend accrued for the year indicated, including, for 2003 and prior years, the French avoir fiscal (before deduction of any French withholding tax). Actual payment of the annual dividend for each fiscal year occurs following our annual meeting of shareholders in the subsequent year. For an explanation of the French avoir fiscal, see "Item 10. Additional Information --Taxation--French taxation--Taxation of Dividends and Taxation of U.S. investors--Taxation of dividends".

                                                                       As of December 31,
                                       --------------------------------------------------------------------------------
                                            2005             2004             2003             2002             2001
                                        -----------      -----------      -----------      -----------      -----------
                                                         (in millions of euros, except per share data)

                                       --------------------------------------------------------------------------------
Consolidated Statement of
Operations Data:
Current Assets                                2,301            1,961            2,285            2,729            2,724
     Total Assets                             4,358            3,947            4,376            5,337            7,091
Financial Debt (1)                              971              803            1,336            1,481            1,086
Shareholders' Equity                          1,272            1,154              778            1,347            3,049
Number of shares outstanding,
nominal value (euro)0.40 per share      425,608,078      421,398,323      298,581,996      295,589,481      294,018,722

----------
(1) Our financial debt consists of short-term and long-term bank debt, convertible and/or exchangeable bonds and capitalized lease obligations.

Exchange rate information

      Euro into U.S. dollars. The exchange rate for the euro against the U.S. dollar on June 6, 2006 was (euro)1.00 to $1.2828 at the noon buying rate certified by the Federal Reserve Bank of New York for customs purposes (the Noon Buying Rate). The following table sets forth the high, low and average exchange rates for the euro against the U.S. dollar based on the Noon Buying Rate in each of the last five years and in each of the last six months.

                                                                    High           Low        Average (1)
                                                                    ----           ---        -----------
Euro to U.S. Dollar:                                                ($)            ($)            ($)
June 2006 (through June 6).................................        1.2953        1.2824          1.2879
May 2006...................................................        1.2888        1.2607          1.2767
April 2006.................................................        1.2624        1.2091          1.2273
March 2006.................................................        1.2197        1.1886          1.2028
February 2006..............................................        1.2100        1.1860          1.1940
January 2006...............................................        1.2287        1.1980          1.2126
December 2005..............................................        1.2041        1.1699          1.1861
2005.......................................................        1.3476        1.1667          1.2400
2004.......................................................        1.3625        1.1801          1.2438
2003.......................................................        1.2597        1.0361          1.1411
2002.......................................................        1.0485        0.8594          0.9495
2001.......................................................        0.9535        0.8370          0.8909

----------
(1) Monthly averages represent the average of the Noon Buying Rates for euro for each business day during the relevant month. Annual averages represent the average of the Noon Buying Rates for euro on the last business day of each month during the relevant year.

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

      The amount of money that companies spend for advertising and communications services to promote their brands, products and services is highly sensitive to fluctuations in general economic conditions. During economic downturns, companies may find that expenditures on advertising and communications services are easier to reduce than other expenses related to their operations. As a result, we have found that our industry may experience a disproportionately larger adverse impact from a downturn in the overall economy than other industries. In addition, we may face increased pricing pressure during economic downturns.

      For example, in 2002, the downturn in the overall economy was accompanied by a severe drop in demand for services in our industry, which had a material adverse affect on our results of operations for each year. We cannot assure you that a further decline in our industry or the economy, or economic disruption or uncertainty resulting from geopolitical events or terrorist attacks or similar events, will not have a material adverse affect on our prospects, business, financial condition or results of operations.

We have substantial scheduled debt payments and may need to refinance some of our debt at maturity.

      As of December 31, 2005, the total principal amount of our outstanding financial debt, which consisted of short-term and long-term bank debt, two series of convertible and/or exchangeable bonds, and capitalized lease obligations, was approximately (euro)971 million. Based on the bonds outstanding as of December 31, 2005 from our convertible and/or exchangeable bonds, and assuming no conversion, exchange or repurchase prior to maturity, we will be required to pay (euro)468 million when this series matures on January 1, 2009. On January 1, 2006, we repaid a total of (euro)220.9 million in principal, interest and redemption premiums in connection with the redemption of our convertible bonds maturing on such date. Our cash flow from operations may not be sufficient to meet these required payments of principal and interest. We may need, therefore, to refinance our existing debt. In such event, there is a risk that we may not be able to secure refinancing in whole or in part or that the terms of any such refinancing might not be as favorable as the terms of existing debt, if we are able to refinance our existing debt at all. If principal, premium and interest payments due at maturity on any of our financial debt cannot be refinanced, extended or paid with proceeds of other capital transactions, including new equity capital, our cash flow from operations may not be sufficient in all years to repay all maturing debt.

A  continuing   default  under  our  credit   facilities  could  result  in  the
acceleration of payment under various of our other debts.

      At December 31, 2003 and 2002, we were not in compliance with financial ratio covenants under two of our credit facilities, for an aggregate principal amount of (euro)22.6 million and (euro)33.8 million, respectively. At June 30, 2004, we were not in compliance with financial ratio covenants under one of our credit facilities for an aggregate principal amount of (euro)9.6 million. As of December 31, 2004 and 2005, we were in compliance with all financial ratio covenants. Although our credit facility banks have waived any default with respect to the past noncompliance with such covenants, if they do not grant a waiver in the event of future noncompliance, these defaults could trigger the acceleration of payment under one or more of our credit facilities. Such an acceleration could result in the acceleration of payment under our convertible and/or exchangeable bonds due January 1, 2009, which had an aggregate principal amount and interest of (euro)471.5 million at December 31, 2005. In the event of such an acceleration under our credit facilities or our convertible and/or exchangeable bonds, we may be unable to meet our obligations under those debts.

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

We may be unable to collect balances due from any client that files for bankruptcy, becomes insolvent or is otherwise unable to pay for our services.

      We generally provide advertising and communications services to our clients in advance of our receipt of payment. The invoices for these services are typically payable within 30 to 60 days. In addition, we commit to media and production purchases on behalf of some of our clients. If one or more of our clients files for bankruptcy, or becomes insolvent or otherwise is unable to pay for the services we provide, we may be unable to collect balances due to us on a timely basis or at all. In addition, in that event, media and production companies may look to us to pay for media purchases and production work to which we committed as an agent on behalf of these clients (see "Item 8 - Legal Proceedings - Bankruptcy of Worldcom Inc.").

We may need to make further impairment charges, which could have an adverse impact on our reported earnings.

      As of December 31, 2005, there was approximately (euro)1,926 million of goodwill and other intangible assets on our balance sheet. We periodically evaluate the realizability of all of our goodwill and other intangible assets. Future events, including strategic decisions of our company, could cause us to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss would have an adverse impact on our reported earnings in the period of such charge.

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

We have lost client accounts in the past and may continue to lose accounts in the future as a result of clients periodically conducting competitive reviews of their accounts, which may cause our revenues to decline and our business to suffer. For example, in 2005, we lost our second biggest client, Intel Corporation, following a competitive review.

      In the advertising and communications services industry, some clients require agencies to compete for business periodically. We have lost client accounts in the past as a result of such periodic open competitions. For example, in 2005 we lost our second biggest client, Intel Corporation, following a competitive review. To the extent that our existing clients continue to require us to participate in open competitions to maintain accounts, it increases the risk of losing those accounts, which losses may harm our business and reduce our revenues.

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

      We acquired more than 40 companies in 1999, more than 35 companies in 2000 and more than 20 companies in 2001. Although the pace of our acquisitions slowed substantially from 2001 though 2005, we intend to continue to pursue acquisitions in the future to enhance our capabilities and expand our geographic reach. Acquisitions involve a number of risks, including:

      o the difficulty of integrating the activities, technologies and service offerings of the acquired businesses;

      o the diversion of our management's resources to difficult integration issues rather than the other aspects of our businesses;

      o the management of physically and culturally distant and diverse entities;

      o     the possible loss of key personnel in the businesses acquired;

      o     the failure of acquired companies to perform as expected;  and

      o     the loss or resignation of business due to client conflicts.

Failure to overcome these risks or other problems encountered in any of our acquisitions could negatively affect our growth or lower the quality of our services, which could reduce customer demand and harm our revenues and operating results.

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

      The Group's consolidated companies operate in more than 70 countries and most of their business is conducted locally. Their revenues and expenses are therefore denominated in local currency. Nevertheless, our revenues are incurred 38.0% in euro, 37.4% in US dollars and 12.0% in British pounds, and our operating income is incurred 22.6% in euro, 46.5% in US dollars and 16.0% in British pounds. A significant portion of our revenues and expenses are therefore booked in a currency other than the euro and converted into euro when we prepare our financial statements.

      As a result, fluctuations in foreign currency exchange rates in markets where we derive significant revenues or have significant operations may adversely affect our revenues, expenses and results of operations as well as the value of our assets and liabilities as reported in euro. Fluctuations may also adversely affect the comparability of period-to-period results. In periods where the dollar has depreciated against the euro, since each U.S. dollar converted to fewer euro, our revenue expressed in euro has correspondingly been lower during these periods. In addition, the currencies of many Latin American countries in which we have operations, including Argentina, Brazil and Mexico in particular, have experienced substantial devaluation and volatility in the past.

      Moreover, a decline in the following values may adversely affect the value of our ADSs:

      o the U.S. dollar equivalent of the euro trading price of our shares in France, which may consequently cause the trading price of our ADSs in the United States also to decline;

      o the U.S. dollar equivalent of the proceeds that a holder of our ADSs would receive upon the sale in France of any of our shares withdrawn from the depositary for the ADSs; and

      o the U.S. dollar equivalent of any cash dividends paid in euro on our shares represented by the ADSs.

Political and economic instability in Latin American, Asia-Pacific and other international markets may disrupt our operations and adversely affect our results.

      We derived approximately 8% of our revenues in 2005 from Latin American and Asia-Pacific markets, and the portion of our revenues from these markets may increase in the future. Both Latin America and the Asia-Pacific region have experienced periods of political and economic instability, historically as well as recently, and experience has shown that negative economic or political developments in one country in a region can lead to or exacerbate economic or political crises elsewhere in the region, and at times, the global economy. If these conditions were to re-occur, our business could be adversely affected.

      Further, our current or future international operations are subject more generally to risks relating to, and might not succeed for a number of reasons, including:

      o difficulties in staffing and managing foreign operations, as well as in implementing uniform cross-border information technology systems;

      o operational issues such as longer customer payment cycles and greater difficulties in collecting accounts receivable;

      o     seasonal reductions in business activity;

      o     language and cultural differences;

      o     taxation issues;

      o     unexpected changes in trading policies and regulatory requirements;

      o issues relating to uncertainties of laws and enforcement relating to the regulation and protection of intellectual property; and

      o     general political and economic trends.

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

      If holders of our shares or ADSs fail to comply with the legal notification requirements under French law or our bylaws, they could be deprived of some or all of their voting rights and be subject to a fine.

      Pursuant to French law, any person who acquires more than 5%, 10%, 15%, 20%, 25%, one-third, one-half, two-thirds, 90% or 95% of our outstanding shares or voting rights is required to file a report with us within five trading days of crossing the threshold percentage. Such persons must also file a report with us whenever their share ownership drops below one of these thresholds. Any person acquiring more than 10% or 20% of our share capital or voting rights must include in the report a statement of the person's intentions relating to future acquisitions or participation in the management of our company for the following 12-month period. If any shareholder fails to comply with this notification requirement under French law, the shares or voting rights in excess of the relevant notification threshold will be deprived of voting power as long as the declaration is not made and for a period of two years starting from the date the declaration is properly made, on the demand of any interested party who has suffered a loss. In addition, all or part of the shareholder's voting rights may be suspended for up to five years by the French commercial court, and the shareholder may be subject to a fine at the request of our chairman, any of our shareholders or the French securities regulator, the Autorite des Marches Financiers, which we refer to as the AMF.

      Under our bylaws, which we refer to under French law as our statuts, any person who becomes a direct or indirect holder of at least 2%, or any multiple of 2%, of our outstanding shares or voting rights must provide written notice to us within 15 days after such threshold is crossed. At the request of any one or more of our shareholders owning at least 5% of our share capital, any shareholder that fails to provide this required notice may be deprived of the voting rights for all shares in excess of the relevant notification threshold from the date the declaration is made for up to two years and be subject to a fine.

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

      Our agencies are located in numerous countries with different levels of governmental regulation relating to the advertising and communications services industry, including laws or regulations that:

      o     prohibit various practices in our industry;

      o     restrict the media, content, form or duration of advertising;

      o     restrict the collection, use and disclosure of personal information;

      o     assess fees, taxes or tariffs on advertisements;

      o allow individuals or classes of individuals to bring legal action against companies for allegedly violating laws and regulations; or

      o otherwise harm our business, financial condition and operating results.

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

Future sales or the possibility of future sales of a substantial amount of shares by significant shareholders could depress the price of our shares and ADSs.

      Future sales of a substantial amount of shares by our significant shareholders or the availability for sale of a substantial amount of shares in the public market could adversely affect the prevailing market price of the shares and ADSs and could impair the Company's ability to raise capital through future sales of our securities.

Our business and operations may be negatively affected by the seasonal nature of our industry.

      Our business tends to be seasonal in nature, with increased revenues during the first and especially the fourth quarters. As a result, our cash and cash equivalents, accounts receivable, debt and provisions are generally higher at the end of the fiscal year or the end of the last quarter as compared to other quarters. Consequently, a downturn or interruption in our business occuring in the second or fourth quarters could have a disproportionate impact on our results of operations and our financial position.

We may be required to issue a substantial number of shares in connection with stock options granted to certain managers and employees of Euro RSCG SA, and may be required to make substantial future payments in connection with the exercise by certain directors and managers of "conscience clauses".

      The Group granted on September 29, 2004 104,733 options to subscribe shares in its subsidiary Euro RSCG SA to 35 managers and employees of the Euro RSCG SA group. These options will be exercisable under certain conditions of performance and the presence of the beneficiaries over the vesting period, and will be either vested partly in September 2008 or entirely in September 2009. The beneficiaries undertook to sell to Havas SA, and Havas SA to buy the Euro RSCG SA shares issued when these options are exercised in exchange for Havas SA shares for an equivalent value of Euro RSG SA shares issued. These purchase agreements were signed on June 8, 2005, the day before the Havas' shareholders meeting on June 9, 2005, where they were not discussed. On March 10, 2006, the Board of Directors was informed of this plan. The Board of Directors will re-examine their provisions in 2006.

      Today, assuming the forecasted performances of Euro RSCG SA Group from 2006 to 2008 equal those achieved in 2005, the Group estimates that the number of Havas SA shares to be exchanged, net of subscription exercise price, could represent an amount of (euro)45 million.

      This amount may vary depending on the organic revenue growth and the operating margin rate attained in the financial years from 2006 to 2008. If the average performances were lower by one point, both in terms of organic growth and average operating margin rate, than those retained for the assumptions above, the amount to be paid could amount to (euro)25 million. On the contrary, if they were greater by one point, the amount to be paid could amount to
(euro)56 million. A mechanism is implemented for limiting the payment to approximately one-third of the cumulative operating margin of the Euro RSCG SA group over the period from 2004 to 2008.

      A director's employment agreement contains a "Conscience clause" which can be exercised following the departure of Havas SA's former Chairman and Chief Executive Officer before December 21, 2006 or in case of significant change in MPG shareholding causing a change in the management structure or a change in its main business. The exercise of this clause would provide an indemnity equal to the contractual indemnity for employment termination. This indemnity could amount to approximately (euro)3 million. Eleven managers are also entitled to a "Conscience clause" exercisable within 3 to 6 months after the departure of the Chief Executive Officer of Media Planning Group SA or in the case of significant change in MPG shareholding causing a change in the management structure or a change in its main business. These clauses provide them indemnities equal to those due in case of employment termination. If the conditions for exercising these clauses were met and if these eleven managers decided to exercise them, the total amount of indemnities to be paid would amount to approximately (euro)9 million.

ITEM 4. INFORMATION ON THE COMPANY

Overview

      We are a global advertising and communications services company. With our headquarters located in Suresnes, France, two operating divisions headquartered in the United States and the third headquartered in Spain, we believe that we bring a multicultural approach to our business that distinguishes us from other major advertising and communication services companies. Through our three operating divisions, we offer a broad range of communications services, including integrated communications, traditional advertising, direct marketing, media planning and buying, healthcare advertising and communications, corporate communications, internal communications, sales promotion, design, television sponsorship, human resources, multimedia interactive communications and public relations. We have operations in more than 70 countries through our agencies located throughout Europe, North America, the Asia-Pacific region and Latin America, as well as contractual affiliations with agencies in numerous additional countries.

      We conduct our business primarily through the following three principal operating divisions:

      Euro RSCG Worldwide. From its divisional headquarters in New York and Paris, Euro RSCG Worldwide manages our principal international brand--Euro RSCG Worldwide--and operates our global network of agencies in Europe, North America, Latin America and the Asia-Pacific region. Through this network, Euro RSCG Worldwide offers integrated communications services encompassing a broad range of advertising and communications services.

      Media Planning Group. With its divisional headquarters in Barcelona, Media Planning Group provides media planning and buying services to its clients and operates primarily in Europe, North America, Latin America and the Asia-Pacific region.

      Arnold Worldwide Partners. Arnold Worldwide Partners has its divisional headquarters in Boston and offers primarily traditional advertising services to clients through agencies located in the United States, Europe, Canada, and China. Arnold Worldwide Partners emphasizes creativity in advertising and marketing techniques and seeks to establish a strong local identity in the markets it serves.

ORGANIZATIONAL STRUCTURE

      Role of our Parent Company, Havas SA

      Our parent company provides its subsidiaries with technical assistance and other services, including the use of brands and logos, that are invoiced in line with market prices. Similarly, some subsidiaries lease office space from our parent company at rental rates calculated based on prevailing real estate market prices. Finally, guarantees granted by our parent company are remunerated at rates comparable to those charged by banks for similar services. The nature of these services and their remuneration are not affected by the existence or non-existence of minority interests in our subsidiaries' share capital.

      Although  our  company  is  organized  into  three   principal   operating
divisions, we conduct our operations primarily through the following significant subsidiaries.

                                                                                        Our Ownership and
                                                                                      Voting Interest as of
                          Name                              Country of Formation        December 31, 2005
-------------------------------------------------------     --------------------      ---------------------
MEDIA PLANNING GROUP SA................................             Spain                      100%
HAVAS INTERNATIONAL....................................            France                      100%
EURO RSCG C&O..........................................            France                    99.17%
BETC EURO RSCG.........................................            France                      100%
EURO RSCG 4D...........................................            France                      100%
EHS BRANN Ltd..........................................             U.K.                       100%
EWDB Ltd...............................................             U.K.                       100%
MEDIA PLANNING Ltd.....................................             U.K.                       100%
HAVAS UK Ltd...........................................             U.K.                       100%
HAVAS HOLDINGS Ltd.....................................             U.K.                       100%
EURO RSCG LONDON.......................................             U.K.                       100%
EURO RSCG RILEY........................................             U.K.                       100%
SNYDER COMMUNICATIONS HOLDING..........................             U.K.                       100%

EURO RSCG HEALTHVIEW, Inc..............................             U.S.                       100%
EURO RSCG WORLDWIDE, Inc...............................             U.S.                       100%
EURO RSCG NEW YORK Inc.................................             U.S.                       100%
MPG USA LLC............................................             U.S.                       100%
EURO RSCG DIRECT RESPONSE LLC..........................             U.S.                      71.32%
MCKINNEY & SILVER LLC..................................             U.S.                       100%
HAVAS HOLDINGS, Inc....................................             U.S.                       100%
ARNOLD WORLDWIDE LLC...................................             U.S.                       100%
BRANN LLC..............................................             U.S.                       100%

      Our principal operating subsidiaries are held through country-specific holding companies, as shown in the following chart. As most of our subsidiaries are held 100%, as of December 31, 2005 there were no significant minority interests in the share capital structure of our subsidiaries.

The following chart depicts the organizational structure of our principal subsidiaries and agency groups, organized by country of operation:

                                [CHART OMITTED]

      Our total  revenues  were  (euro)1,461  million,  (euro)1,449  million and
(euro)1,525 million for the years ended December 31, 2005, 2004 and 2003, respectively.

      The table below sets forth a breakdown of our revenues by geographic region, expressed as a percentage of our total revenues for the years ended December 31, 2005, 2004 and 2003.

                   Percentage of Revenue by Geographic Region

Geographic Region(1)(2)                                                              2005            2004            2003
-----------------------                                                              ----            ----            -----
North America...............................................................         40%             40%              42%
United Kingdom..............................................................         12%             13%              16%
Europe (excluding France and United Kingdom)................................         20%             18%              17%
France......................................................................         20%             21%              17%
Asia Pacific................................................................          4%              4%              4%
Latin America...............................................................          4%              4%              4%

----------
(1) Revenues are allocated to the country or region of the subsidiary realizing the revenues.

(2) Because our revenues from the Middle East and Africa represent less than 1% of our total revenues, our geographic breakdown of revenues currently includes, and historically has included, revenues in the western part of the Middle East and in Africa with those of Europe, and revenues in the eastern part of the Middle East with those of the Asia-Pacific region.

      Our 10 largest clients represented 21% of our revenues for the year ended December 31, 2005. During this period, none of our clients represented more than 4% of our total revenues.

      We  operate  in  a  single   category   of   activity,   advertising   and
communications services.

HISTORY AND DEVELOPMENT OF THE COMPANY

      Havas is a societe anonyme, a form of corporation organized under the French Commercial Code. Our registered office is located at 2 allee de Longchamp, 92281 Suresnes Cedex, France, and the telephone number of our office is +33-1-58-47-80-00. Under our bylaws, our corporate existence terminates on July 15, 2050 unless extended by the approval of our shareholders at a meeting of shareholders.

      We were incorporated in 1968 under the name "Havas Conseil". Havas Conseil rapidly expanded its operations and, in 1975, under the name Eurocom, became the holding company of a group of companies specialized in various communications activities.

      In 1982, our shares were first listed on Euronext Paris S.A., previously known as the Paris Bourse, which is the French national stock exchange. Our shares currently trade on the Compartiment A of the Eurolist by Euronext Paris S.A., which is the principal trading market for securities in France. Our ADSs began trading on the NASDAQ National Market System on September 27, 2000.

      At the time of our original incorporation, our business activity was concentrated in France and was focused on traditional advertising and media buying services. Since the mid-1970s, we have expanded our business significantly, both geographically and in terms of the breadth of services that we offer. Our expansion has been achieved through internal growth and the selective acquisition of complementary agencies. Over the last thirteen years, the portion of our total revenues derived outside of France has increased from approximately 52% in 1992 to 80% in 2005.

      Over the past fourteen years, we have made a number of significant changes to our organization that we believe have substantially expanded our geographic reach, the scope of our services, and our positioning in an increasingly global market. The principal milestones in our strategic development are the following:

      o 1991. Eurocom acquires the French advertising group RSCG, leading to the creation of the Euro RSCG Worldwide advertising network in 1996.

      o 1996. We changed our name to Havas Advertising and created four operating divisions, the largest of which is Euro RSCG whose headquarters were moved to New York in 1997.

      o 1998. Implementation of an acquisition plan to expand and consolidate our businesses and services in various markets worldwide. This resulted in a large number of acquisitions in North America, Europe, South America and the Asia-Pacific region from 1998 through early 2001.

      o 1999. Creation of Media Planning Group by combining the media planning and buying activities of Media Planning, S.A., a Spanish company, with our then existing media planning business. We initially controlled 45% of this new group, increasing our ownership to 100% in May 2001. Through Media Planning Group, we believe we are able to offer a wide range of media services in major markets worldwide.

      o     2000.  We  made a  successful  bid  for the  acquisition  of  Snyder
            Communications, Inc. This U.S. group, a provider of direct marketing, advertising and communications services, was organized around three divisions: Bounty SCA Worldwide, Arnold Communications and Brann Worldwide.

      o 2002. The Company's name is changed from "Havas Advertising" to "Havas" by decision of the annual shareholders; meeting held on May 23, 2002.

      o September 2003. Implementation of a restructuring and reorganization of our group around three main operating divisions: Euro RSCG Worldwide, a worldwide network for continuing development of integrated communications through Creative Business Ideas(R) and designed to bolster the new organization implemented through the Power of One. Media Planning Group, our worldwide network for media expertise and traditional advertising and marketing services, continues to develop for its direct clients as well as those of Euro RSCG Worldwide and Arnold Worldwide Partners through a reinforced network in a number of countries. Arnold Worldwide Partners concentrates its development efforts on local markets with strong potential, both in the United States where it enjoys an excellent reputation for creativity, as well as in key international markets where creativity is an important factor and where Arnold Worldwide Partners already has a strong local presence.

      o 2004. Completion of the restructuring and reorganization plan. In July, Bollore Group acquired a stake in the Company's share capital. In October, the Company completed a (euro)404 million rights offering which significantly reduced our debt level.

      o 2005 is a transition year marked by significant changes in the Havas management team.

Principal acquisitions and divestitures

      Our investment strategy involves reinforcing our integrated communication and media expertise networks, by leveraging geographical diversity and the development of services offered by our different agencies. Our acquisitions over the last three years reflect this strategy of focusing on selective acquisitions rather than external growth. In 2005, we spent a total of (euro)3 million on investments, including acquisition costs (corresponding to three acquisitions),
(euro)10 million in 2004 (for seven acquisitions) and (euro)12 million in 2003 (for nine acquisitions).

      In response to difficult economic conditions, a financial restructuring and reorganization plan was implemented in 2003 aimed at strengthening integrated communications services, simplifying organization and significantly reducing costs. This reorganization resulted in the disposal or closure of a number of companies which no longer fit within the group's strategic or financial performance criteria. Seven companies were disposed of or closed in 2005 for an amount net of disposal costs of (euro)14 million, 26 companies in 2004 for an amount net of disposal costs of (euro)68 million and two companies in 2003 for an amount net of disposal costs of (euro)8 million.

      In 2005 and 2006, we did not firmly commit to any new material investments, nor are any material acquisitions or divestitures currently in progress.

      There have been no public takeover offers by third parties in respect of our shares since January 1, 2005, nor have we made any public takeover offers in respect of other companies' shares since that date.

BUSINESS OVERVIEW

Business strategy

      Our long-term business strategy is to continue our development into one of the leading global advertising and communications groups with levels of revenue growth and profitability that are comparable to the best among our principal competitors. To accomplish this, we have identified the following key goals:

      o Grow revenues from existing clients by capitalizing on opportunities to provide integrated communications;

      o Focus on attracting and serving new clients, particularly multinational clients, through an emphasis on coordinating the worldwide efforts of our constituent advertising, media planning and buying, interactive, corporate communications and marketing services agencies;

      o Develop synergies between the advertising and media advisers ("Media Inside");

      o Expand and consolidate our positions in various markets, including through targeted acquisitions or strategic alliances to take advantage of opportunities to increase the geographic scope and service offerings of our existing networks;

      o Maintain a multicultural approach to our business to better respond to client needs and to attract and retain key personnel; and

      o Improve our financial performance by controlling costs, including through a consolidated purchasing initiative, a rationalization of our holding company and divisional headquarters structures, and a reinforced emphasis on improving operating margins and free cash flow.

Advertising and communications services

      We offer the following principal products and services:

      o Traditional advertising. Traditional advertising services consist of defining the nature, content and target audience of an appropriate advertising message for the promotion of brands, products or services; creating work product; advising clients in the choice of media to disseminate creative work product; and monitoring the effectiveness of the advertising message and work product through studies and research.

      o Direct marketing. Direct marketing services consist of providing communications, such as direct mail, and related database support that are designed to develop and maintain a measurable contact between the message sender and the receiver.

      o Corporate communications. Corporate communications services consist of providing communications relating to a company, such as annual reports to stockholders, that are intended to make the company better known or improve its image to stockholders, suppliers or the financial markets.

      o Internal communications. Internal communications services consist of providing communications for use within an organization, such as communications designed to disseminate important information or to motivate employees.

      o Sales promotion. Sales promotion services consist of designing communications that aim to induce consumer purchasing, promote consumer loyalty, increase consumer interest in a product or react to competitive pressures.

      o Design. Design services are intended to increase the sales of products or services through the design of products themselves, their packaging, the visual identity of companies or the architecture of business establishments.

      o     Television  sponsorship.   Television  sponsorship  services  are  a
            relatively   recent   communications   specialty   and   consist  of
            associating a brand or a product to a television program.

      o Human resources. Human resources services are a specialty provided to companies for their hiring, training, promotion and related internal communications.

      o     Multimedia   interactive   communication.   Multimedia   interactive
            communication services consist of providing communications using on-line, off-line and interactive multimedia.

      o Healthcare communications. Healthcare Communications are used to promote health brands, namely prescription and over-the-counter drugs, with specialized expertise in the areas of advertisement communications, medical education and public relations both locally and internationally.

      o Public relations. Public relations services consist of providing news releases and other communications, and organizing events, to foster a positive understanding of a client and its brands, products or services or to highlight newsworthy events regarding the client.

      o Integrated communications. Integrated communications services consist of coordinating traditional advertising services with marketing, interactive, corporate communications and other communications services.

      o Media expertise and media buying. Media expertise is the study of techniques permitting optimization of efficiency of advertising announcements by determining the most suitable media and support for reaching the largest number of readers, listeners or television viewers within the defined target audience. Media expertise took on significant importance with the development of television advertising due to the large volume of advertising expenditure using this media and the complexity of the data relative to the audience. Media expertise and media buying provides to the advertiser qualitative services such as efficiency of purchases according to the target audience, and quantitative services such as optimization of purchase conditions.

2003 reorganization

      In the fourth quarter of 2003, a reorganization of our business was undertaken, which was completed in 2004.

      Following this reorganization, our business is organized around three core operating divisions: Euro RSCG Worldwide, our worldwide network for continuing development of integrated communications, Media Planning Group, our worldwide network for media expertise and traditional advertising and marketing services and Arnold Worldwide Partners, a creative force in key strategic countries. As a result of the reorganization:

      o Nearly all of our specialized agencies have been either integrated into Euro RSCG Worldwide or Media Planning Group or, where we determined that they were engaged primarily in activities outside of our core areas of competence, were not strategic investments, did not meet our financial performance criteria or otherwise did not fit into our new organization, they have been sold or closed.

      o A small number of companies within Euro RSCG Worldwide and Arnold Worldwide Partners that we determined were engaged primarily in activities outside of our core areas of competence, were not strategic investments or otherwise did not fit into our new organization have been sold or closed.

      o Almost all of the marketing services agencies that were previously part of Arnold Worldwide Partners have been integrated into Euro RSCG Worldwide. Arnold Worldwide Partners is now refocused on offering highly creative, integrated, idea-driven communication solutions on a local basis in the countries in which it operates.

Organization into three operating divisions

      Set forth below is a presentation of our three operating divisions.

Euro RSCG Worldwide

The EURO RSCG Worldwide model

      The EURO RSCG Worldwide division was founded in 1996. It offers advertising, marketing, corporate communications and interactive communications solutions to its global, regional and local clients through completely integrated units called "Power of One".

      Euro RSCG Worldwide has 10,000 employees working in 233 agencies in over 70 countries. The network is divided into six operational regions: North America, Europe, Asia Pacific, India/Middle East, Latin America and Euro RSCG Life. Euro RSCG Worldwide's services are available in every geographical region, and the company is among the world's leading communications networks.

Tripartite Strategy

      In a market where there are two main kinds of advertising agencies - the major networks that operate on a global scale but do not specialize in innovative, creative and completely integrated ideas, and smaller independent agencies that can offer creative ideas but do not have a large corporate infrastructure - the place of Euro RSCG is unique because it combines the two.

      Euro RSCG Worldwide's strategy is organized around three major axes:

      o providing innovative and profit-enhancing Creative Business Ideas(R) to its clients;

      o     developing    these   ideas   by   focusing   on   the    Prosumers:
            information-empowered, influential consumers who set the pace of the market;

      o implementing these ideas via an integrated and novel marketing model: the Power of One.

      In 2005, Creative Business Ideas(R), Prosumers and Power of One remain the basic principles that set Euro RSCG Worldwide apart from the other agencies. They offer the ability to anticipate changes in the market, a structured approach to the creation and promotion of brands, a high level of creativity, the ability to implement projects on global scale, full integration, and flexibility of execution in all areas. As a result, EURO RSCG Worldwide knows how to respond to the needs of its clients, who expect tangible proof of the profitability of their marketing investments and integrated marketing solutions.

      This original approach has been an engine for growth that has been made available to major international groups such as Airbus, Air France, BNP Paribas, Capgemini, Charles Schwab, Dannon Group, Diageo, IBM, Jaguar, L'Oreal, LVMH Louis Vuitton, PSA Peugeot Citroen, Reckitt Benckiser, Sanofi-Aventis, Schering-Plough, Verizon and Volvo, to name but a few.

      Even though agency size is of great importance in the advertising industry, quality of service is of greater concern to Euro RSCG Worldwide. This means recruiting and training talented people with the aim of continued production of integrated growth-generating ideas on a global scale.

Developments in 2005

      In 2005, Euro RSCG Worldwide continued to consolidate and use its groundbreaking studies on the opinions and behavior of Prosumers, today's most proactive and influential consumers. The division extended the geographic scope of its reference study and gained in-depth knowledge of future developments in key marketing sectors such as automobiles, food, pharmaceuticals, and luxury items. The study was carried out in the United States, the United Kingdom and France and has been launched in Germany, Russia, India, China, Japan, Mexico, Brazil and Australia.

      New clients won in 2005 by Euro RSCG Worldwide's agencies around the world are proof of the success of the company's strategy. In the United States, the addition of the worldwide accounts for Jaguar and Verizon, in addition to new accounts such as Charles Schwab, GlaxoSmithKline, Novartis, Schering-Plough, Dos Equis (Heineken), Vichy (L'Oreal), and Howard Stern (Sirius) have helped to make Euro RSCG New York one of the leading local agencies.

      In 2005, Euro RSCG Worldwide made its best showing at Cannes to date, winning 15 Lion awards. For its work for its clients around the world, Euro RSCG Worldwide won ten Cyber Lions, the highest number of awards for interactive work for that year.(1) In addition, the agency was honored with receiving one of the very first Lions in the "Titanium" category for the best integrated campaign.

Two Spots in the Top 10

      Euro RSCG Worldwide is the only organization in the world (including independent creative agencies) to have had two of its TV spots ranked among the top ten most internationally awarded advertisements, according to the 2005 Gunn Report.

      Euro RSCG 4D Brazil received second place in the Interactive Agency of the Year Award at Cannes.

      Euro RSCG Life, an international network that specializes in medical marketing, was named Agency of the Year in the trade publication Medical Marketing & Media.

      These creative successes made it possible for Euro RSCG to attract such international clients as Jaguar on a worldwide basis, Euro Disneyland Paris in Europe and Danone who selected Euro RSCG for their worldwide marketing activities.

Media Planning Group

      In keeping with its approach based on understanding the relationship between consumers and brands, MPG continued the development of its market awareness tools by combining econometric simulations with proprietary decision-making computer systems. The group has focused on strengthening and redefining this capability as a brand, which is now operational under the name MPG Intelligence. The positioning of MPG Intelligence as an internal resource is fundamental as it differentiates MPG on the market. This resource is accessible to all MPG networks and to their clients. As a result, it is marketed both internally and externally.

      MPG Intelligence continues to consolidate partnerships with leading specialists in both the private and university sectors to deepen its knowledge of Integrated Market Planning and optimize its clients' investments by offering them 360-degree media strategies. MPG is also developing best managing practices for marketing investments to maximize brand value.

      To assure the effective integration of this knowledge within its division, MPG has strengthened its Human Resources department. A fortified Human Resources team has developed a new program called Dare to Know, which will be used in all MPG networks. This new complete management training program is conducted in conjunction with MPG Intelligence and a group of university partners to ensure complete application of the primary consumer awareness tools and methodologies. It was also designed to aid in the transformation of the MPG organization into an entirely client-oriented structure, in the image of the economic simulation tool Concert(TM). Concert(TM) is an MPG-exclusive, consumer-oriented methodology applied by all of its networks. MPG Catalyst teams are responsible for making both existing and new markets aware of its existence.

      MPG has also created the position of CCO (Chief Client Officer) responsible for the distribution of this methodology within the group. CCOs are assigned according to clients' cultural environment and specific needs and are tasked with making their clients aware of how to get the most out of MPG products and services.

      The new role of the CCOs is to work in close cooperation with a strengthened and centralized Global Marketing Department. The role of the Global Marketing Department is to market MPG's products and services and develop a clear and coherent marketing strategy for MPG. As part of these responsibilities, the Marketing team and the CCOs adapt current marketing strategies to allow MPG clients and employees to take full advantage of MPG's research programs.

      Associates of the Centralized Media Buying Department, which includes specialists in TV and print media buying, now work with each of the networks to allow clients to take advantage of the synergies that are implemented on every market. MGP is also developing its capabilities in brand content through an investment in personnel (following the recruitment of a worldwide manager for the Brand Entertainment branch) and its networks and establishments throughout the world.

----------
(1) Source: Adweek, January, 16 2006

International development

      MPG is continuing to expand from its network in 1999 which included eight countries (Spain, Portugal, Mexico, Colombia, Argentina, France, the United Kingdom and the Netherlands). Today, MPG is a truly international network with a presence, either through group owned companies, franchises or cooperation agreements, in more than 91 countries. MPG is a leading agency in seven markets (Argentina, France, Mexico, Portugal, Spain, Slovakia and Ukraine) and among the top five agencies in several of the markets where it has a presence.

      In 2005, MPG finalized its international presence through several transactions on new markets. In Australia and New Zealand, MPG signed a joint venture agreement with Mitchell & Partners, Australia's largest independent media agency. In the Middle East, the agency signed a joint venture agreement with Euro RSCG Promopub. This regional entity, which is headquartered in Dubai, will cover fourteen countries, including the countries in the Gulf Cooperation Council (GCC), Lebanon and Egypt. MPG is also serving clients based in Japan and Korea, in parallel with its partnership with Motivator in North, South and East Asia.

      At the beginning of the year, MPG initiated the 2MV joint venture with WPP's GroupM in two European markets to serve the client PSA in all the countries covered by the joint venture (France, Spain, the United Kingdom, Germany, Italy, Switzerland, Denmark and Russia) where the PSA budget was in question. Yves Del Frate was appointed manager of this operation. MPG also strengthened its operations in Germany, where a new agency model called MPG Werbekraft was launched in November 2005. MPG also reinforced its position in the United Kingdom, the United States and India through reorganization and recruitments at the highest levels of management.

      MPG intends to concentrate in 2006 on the consolidation and strengthening of its operations.

Arnold Worldwide Partners

The Arnold model

      Arnold Worldwide Partners consists of agencies offering clients marketing and advertising services that are renowned for being highly creative. It has majority or wholly-owned subsidiaries in the United States, Canada, Europe and China.

      Arnold Worldwide Partners's major clients include international groups such as Hershey's, Lee Jeans, McDonald's, Pfizer, Levi's and Fidelity.

Strategy and development

      The growth strategy of Arnold Worldwide Partners arose from focusing on highly creative services and strengthening its position in this area. As part of its reactive and dynamic structure, it offers its clients unique solutions that combine locally integrated marketing services with a high level of creativity.

      The sale of Arnold's holdings in WCRS terminated the United Kingdom activities of Arnold Worldwide Partners. As a result, at the end of 2006, Arnold will focus solely on its North American and French activities as well as its agencies in Italy and China.

Developments in 2005

      In 2005, Arnold Worldwide Partners implemented a new operational organization plan in order to create a "unique Arnold" and to align the interests of its entire structure in the United States, both with respect to all of its integrated offers (design, direct marketing, interactive advertising, promotion, etc.) as well as the four multi-service United States agencies.

      At the local level, although the Boston agency lost the Volkswagen account, it was able to win back a portion of the lost revenue through the win of the Radioshack account in 2005, among others. As Arnold provides Radioshack with traditional and interactive advertising services and brand promotion, this account will strengthen Arnold's list of multidisciplinary clients.

      With more than 600 awards and distinctions received in 2005, Arnold Worldwide Partners has more than doubled its score from 2004. In 2005, the United States agencies retained their distinction of being the most highly awarded agencies in the world. Arnold Worldwide Partners United States is among the nine global agencies listed every year in the Gunn Report honor roll which, since its creation seven years ago, provides an exhaustive ranking of the most awarded agencies.

      Arnold Worldwide Partners agencies in 2005 received awards in all the major competitions in which they participated. In particular, the American agency won the following awards: New York Festival (gold), The One Show (gold), Effies (gold), Cannes (silver), as well as several other major distinctions in the advertising industry.

      o Arnold Worldwide Partners launched a new Business Consulting unit devoted to strategic corporate activities.

      o Arnold launched a unit in Los Angeles that specializes in Brand Entertainment.

      o In France, Devarrieuxvillaret received a Grand Prix in Poster Advertising and a Grand Prix in Strategies.

      o United States agency McKinney won the prestigious prize for best interactive campaign of the year for its work for Audi.

Seasonality

      Our business is subject to seasonal effects and we have generally experienced the greatest level of business in the fourth quarter of each year and, to a lesser extent, the second quarter of each year.

Competition

      The advertising and communications services industry is highly competitive, and we expect it to remain so. At the holding company level, our principal competitors are other large multinational advertising and communications services companies, including Omnicom Group, WPP Group, The Interpublic Group of Companies, Publicis Groupe and Dentsu. Actual competition for clients, however, generally takes place at the agency level. Our principal agency networks in the advertising industry are Euro RSCG Worldwide and Arnold Worldwide Partners, which compete with other similar multinational agencies and networks of agencies, including McCann-Erickson Worldwide (Interpublic), TBWA, BBDO Worldwide, DDB Worldwide (Omnicom), Ogilvy & Mather Worldwide (WPP), J. Walter Thompson Company (WPP), Young & Rubicam, Grey (WPP), Publicis, Leo Burnett Worldwide (Publicis) and Saatchi & Saatchi (Publicis), as well as numerous smaller agencies that operate only in a small number of local markets, regions or countries. In addition, for media planning and buying clients, we compete with divisions of other large multinational advertising and communications groups, as well as specialized media buying and planning companies.

      We compete with these other companies and agencies to maintain existing client relationships and to obtain new clients and assignments. In addition, some clients require agencies to compete for business periodically. We believe that we compete principally on the basis of the following factors:

      o     quality and breadth of services;

      o     geographic coverage and diversity;

      o     creative reputation;

      o     knowledge of media;

      o     experience and expertise in interactive services;

      o     relationships with clients; and

      o     size and financial resources.

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

      We had revenues of (euro)1,461 million for the year ended December 31, 2005, and ranked sixth among major communications consulting groups worldwide, according to the results of the 2005 and 2004 annual reports of our principal competitors.

Intellectual property

      In May of 2002, we purchased all rights held by Vivendi Universal Publishing to the "Havas" trademark, except for specified derivative names of Havas, including "Havas Voyages," for (euro)4.6 million. Before that time, we licensed the use of the name "Havas Advertising" from Vivendi under annual license agreements. The name "Havas" is registered, or is in the process of being registered, in 98 countries and the European Union.

      We also have trademark protections for each of our three divisional names. Our "Euro RSCG Worldwide" name is a registered trademark owned by us and is registered, or is in the process of being registered, in 109 countries. Our "Arnold Worldwide" name is a registered trademark owned by us and registered in the U.S. Our "Arnold Worldwide Partners" name is a registered trademark owned by us and is registered, or is in the process of being registered, in seven countries and the European Union. Our "Media Planning Group" name is a registered trademark owned by us and is registered, or is in the process of being registered, in 29 countries and the European Union.

      Havas is not dependent on any patents or licenses, industrial, commercial or financial contracts or new manufacturing processes.

Government regulation

      Our agencies are located in numerous countries with different levels of governmental regulation relating to the advertising and communications services industry, including laws or regulations that:

      o     prohibit various practices in our industry;

      o     restrict the media, content, form or duration of advertising;

      o     restrict the collection, use and disclosure of personal information;

      o     assess fees, taxes or tariffs on advertisements;

      o allow individuals to bring legal action against companies for allegedly violating laws and regulations; or

      o otherwise harm our business, financial condition and operating results.

      For example, in some of the markets in which we operate, including the United States, there are laws and regulations that impose significant liabilities upon advertisers and advertising agencies for false or misleading advertising. If any advertising that we create is found to be false or misleading, we could face potential liability.

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

      In April 2003, we relocated our headquarters to Suresnes, France, where we leased approximately 228,000 square feet of space for our principal corporate office and several of our agencies. The lease expires on February 21, 2012.

      Our  Arnold  Worldwide   division   headquarters  is  located  in  Boston,
Massachusetts,   where  the  division   and  several  of  its  agencies   occupy
approximately 200,700 square feet. The lease expires on August 31, 2014.

      Our Euro RSCG Worldwide division headquarters are located in New York and in Suresnes, France. In New York, the division and several of our agencies occupy approximately 137,900 square feet. The lessee under the lease is one of our wholly owned subsidiaries and our company has guaranteed this subsidiary's obligations under the lease. The lease expires on December 31, 2007.

      Our Media Planning Group division headquarters are located in Barcelona, Spain, where the division and several of our agencies occupy approximately 18,740 square feet. The leases relating to these locations expire in 2009.

      In addition to these leases, we have entered into leases for our principal offices located in the United States, the United Kingdom, France and in other countries in which we do business. In the United States, we lease office space in over 20 locations. The leases for our U.S. offices expire on various dates ranging from February 2006 to December 2015. In the United Kingdom, we lease office space in over 11 cities. Our U.K. leases expire on various dates ranging from January 2007 through December 2018. In France, we lease office space in over 10 cities. Our French leases expire on various dates ranging from January 2006 to November 2016.

      We believe that all of our facilities are suitable for their use, and that we generally have sufficient space for our existing needs and expected near-term growth. As a service provider, we do not face any environmental issues in connection with the utilization of these office spaces.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

      Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      The following discussion of our results of operations and financial condition should be read together with our consolidated financial statements and the accompanying notes included elsewhere in this annual report. When comparing performance between years, we sometimes discuss non-GAAP financial measures such as organic revenue growth.

OVERVIEW

      We are a holding company. We conduct our business primarily through our three operating divisions: Euro RSCG Worldwide, Media Planning Group and Arnold Worldwide Partners. Through these operating divisions, we offer a broad range of advertising and communications services, including integrated communications, traditional advertising, direct marketing, media planning and buying, healthcare advertising and communications, corporate communications, internal communications, sales promotion, design, television sponsorship, human resources, multimedia interactive communications and public relations. We have operations in more than 70 countries through our agencies located throughout Europe, North America, the Asia-Pacific region and Latin America, as well as contractual affiliations with agencies in numerous additional countries. We provide these services to a wide variety of clients, and are not significantly dependent on any single client or industry group. We operate in one reportable business segment, advertising and communications services.

      Globally, over the past few years, our industry has continued to be affected by lagging economic conditions, geopolitical unrest, lack of consumer confidence and cautious client spending. All of these factors contributed to a difficult business environment and industry-wide margin contraction. As part of our reorganization, we closed or sold a number of companies during 2003 and 2004 that were not engaged primarily in activities within our core areas of competence, were not strategic investments, did not meet our financial performance criteria or otherwise did not fit into our new organization. These companies, together with a small number of other companies we sold in 2004, had aggregate net revenues in 2004 and 2003 of approximately (euro)51.6 million and
(euro)157.4 million, respectively, of which (euro)45.1 million and (euro)152.1 million respectively, is reflected in discontinued operations.

      Compared  with  2004,  our net  revenue  for  2005  improved  slightly  to
(euro)1,460.7 million from (euro)1,448.6 million. At a constant scope of consolidation and constant exchange rates, our revenue increased by 2.5% compared with 2004.

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

      We derive organic revenue change for a specified period by adjusting reported revenue for the prior period by:

      o excluding the impact of foreign currency effects over the course of the period to provide revenues on a constant currency basis, as described in the preceding paragraph;

      o excluding the impact of acquisitions, sales and closures, including closures of departments within companies, that were completed after the first day of the prior period by adding the pre-acquisition revenues of acquired businesses to, and subtracting the pre-sale or pre-closure revenues of sold or closed businesses or departments from, the prior period revenues; and

      o comparing the resulting adjusted prior period revenue to the reported revenue for the specified period.

      Significant events for us during 2005 included:

      Acquisition of Significant Shareholding by Bollore Medias Investissements

      During 2004 and 2005, Bollore Medias Investissements and its predecessors acquired beneficially 29.3% of our outstanding shares including 16,929,649 shares beneficially owned by CSCS Limited, a subsidiary of Sebastian Holdings Inc. which may be considered to be beneficially owned by Bollore Medias Investissements. For additional information, see "Item 7 - Major Shareholders and Related Party Transactions".

      Management Changes

      On July 12, 2005, Mr. Vincent Bollore was appointed as the Chairman of the Board of Directors, replacing Mr. Richard Colker who served as our interim
Chairman and Chief Executive Officer following the end of Mr. Alain de Pouzilhac's term of office as our Chairman and Chief Executive Officer on June 21, 2005.

      The functions of Chairman of the Board of Directors and of Chief Executive Officer are held by two different individuals, with Mr. Fernando Rodes Vila serving as Chief Executive Officer since March 10, 2006 and Mr. Philippe Wahl having served as Chief Executive Officer from July 12, 2005 to March 10, 2006. Mr. Fernando Rodes Vila has served as Director on our Board since January 2001. Mr. Fernando Rodes Vila earned a degree in economics from UCB and began his professional career in finance at Manufacturers Hanover Trust in capital markets. In 1988, he joined Banco Espanol de Credito. In 1994 he became a Chief Executive Officer of Media Planning SA, which he helped to develop into the premier media agency on the Iberian peninsula and in Latin America. We acquired Media Planning SA in 1999, which became Media Planning Group (MPG), our media division, where Mr. Fernando Rodes Vila also serves as Chief Executive Officer.

      Various other appointments and changes to our management occurred within our operating divisions.

      Redemption of Convertible and/or Exchangeable Bonds (OCEANEs) Due January 1, 2006

      On January 1, 2006, we redeemed the remainder of our outstanding 1% OCEANEs, maturing on January 1, 2006. As of December 31, 2005, the aggregate amount of these OCEANEs outstanding amounted to (euro)220.9 million, comprising
(euro)219.1 million in aggregate principal and (euro)1.8 million in interest.

OUTLOOK

      Our results of operations are dependent upon:

      o     maintaining and growing our revenue;

      o     retaining existing clients and gaining new clients;

      o     overall economic and industry conditions;

      o     continuously aligning our costs to our revenue; and

      o     retaining and attracting key personnel.

      For a discussion of these and other factors that could affect our results of operations and financial conditions, see "Forward-Looking Statements" and "Item 3. Key Information--Risk Factors".

      Industry forecasters predict world advertising expenditures in major media will increase by 6% in 2006 at current prices (Source: Zenith Optimedia). Although there can be no assurance that this forecast ultimately will prove to be accurate, nor that our revenue will grow to the same extent as the growth in media income, our management believes that conditions for the industry as a whole in 2006 should continue to be favorable. We have already achieved some notable successes in new account wins since the beginning of 2005. In this positive environment, we remain confident about its prospects in 2006, despite the loss of clients Intel Corporation and Volkswagen in 2005 which will continue to adversely affect our results during the first half of 2006. Our objective is to continue the positive development of our organic growth globally and to further improve our profitability through new account wins, the development of existing clients and a continuing emphasis on cost control.

      We believe that a number of industry trends have had and will continue to have a fundamental impact on our business and prospects. These trends include:

      o Continued client demand for integrated communications services, which consists of coordinating traditional advertising services with marketing, interactive, corporate communications and other communications services. In response to this trend, we reorganized Euro RSCG beginning in 2002 by bringing together agencies in different disciplines, such as advertising, marketing services, interactive and corporate communications, in the same geographic region, into one "Power of One" functional business unit having one set of objectives and management incentives;

      o Globalization of many industries and the resulting globalization of the advertising and communications services industry and polarization of our industry into a relatively small number of global networks and a large number of smaller local and regional agencies. We have pursued, and continue to pursue, a strategy of expanding and consolidating our positions in various markets, including through targeted acquisitions or strategic alliances to take advantage of opportunities to increase the geographic scope and service offerings of our existing networks in response to this trend;

      o Continued fragmentation of media audiences and proliferation of media channels, increasing the opportunities to reach consumers, but also increasing the complexity of doing so. As a result of this trend, we continue to invest in market research and efficiency measurement tools and techniques, primarily through Media Planning Group;

      o Growth of marketing services, as the rapid development of new communications technologies has enabled advertisers to reach their intended audiences using means that are more targeted than traditional mass marketing. In response to this trend, we expanded our marketing services capabilities over the past several years primarily through acquisitions, including the acquisition of Snyder Communications in 2000, and, in 2004 we launched Euro RSCG 4D, a new global marketing services brand integrating under one banner various marketing services agencies within Euro RSCG Worldwide;

      o     Continued  evolution of the  Internet,  interactive  television  and other emerging media as a new market for advertising and communications services. In response to this trend, we have expanded our multimedia interactive communications services over the past several years, including through acquisitions, such as the acquisition in 2001 of the Snyder Communications interactive professional services business, Circle.com;

      o Evolution of media planning and buying from an ancillary service within traditional advertising agencies into a specialized autonomous service. In response to this trend, we created a separate division, Media Planning Group, in 1999 to handle our media planning and buying activities. We believe that operating these activities as separate entities rather than as departments within our agencies is the most effective structure to capitalize on growth opportunities in the media business;

      o Pressure on fees, particularly as client procurement departments, as opposed to marketing departments, are increasingly involved in negotiating pricing. To counteract this trend, we have sought to increase revenues by expanding the geographic markets in which we are present, and the categories of services we provide to, our clients, to continually adapt our costs to the fees negotiated with our clients, and to attempt to negotiate fees that include incentives based on the effectiveness of our advertising and marketing campaigns; and

      o Increasing demands by major international clients for exclusivity in their relationships with advertising and communications services groups, calling into question the traditional advertising holding company structure made up of multiple independent international networks representing clients with competing products and services within the same group. As a result of this trend, we decided to make Euro RSCG our unique global advertising agency network, with Arnold Worldwide Partners concentrating its efforts on developing a strong creative presence in local markets in a smaller number of countries.

SEASONALITY

      Our business is subject to limited seasonal effects. We have generally experienced the greatest level of business in the fourth quarter of each year and, to a lesser extent, in the second quarter of each year. As a result, cash, accounts receivable, accounts payable and accrued expenses are typically higher on our year-end balance sheet than at the end of any of the preceding three quarters.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

      Our financial statements contained in this report have been prepared in accordance with U.S. generally accepted accounting principles, which we refer to as U.S. GAAP. The preparation of these financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Our significant accounting polices are described in the notes to the financial statements. We believe that, of our significant accounting policies, the following may involve a higher degree of judgment or complexity:

      o     revenue recognition;

      o     allowances for doubtful accounts;

      o     restructuring charges;

      o     provisions for litigation;

      o     contingent acquisition obligations;

      o     impairment of goodwill;

      o impairment of long lived assets and accounting for discontinued operations; and

      o     deferred taxes.

         Revenue recognition. Substantially all revenue is derived from fees and commissions for advertising and communication services and for the planning and purchase of media. Revenue is recognized when the services are rendered, in accordance with the terms of the contractual arrangement, and upon completion of the earnings process. The earnings process is complete when services are rendered, on the date the media is published or aired, when costs are incurred for production and when collection is reasonably assured. Some contractual arrangements with clients include performance incentives which allow us to earn additional revenues based on performance relative to both qualitative and quantitative objectives. We recognize the incentive portion of revenue under these arrangements when the clients achieve these qualitative and quantitative goals.

      Substantially all of our revenue is recorded as the net amount of our gross billings less pass through expenses charged to the clients. In most cases the amount that is billed to clients significantly exceeds the amount of revenue that is earned and reflected in the financial statements because of various pass through expenses such as production and media costs. In compliance with Emerging Issues Task Force (EITF) 99.19 "Reporting revenue gross as a principal versus net as an agent" we assess whether the agency or the third party supplier is the primary obligator. We evaluate the terms of its clients agreements as part of this assessment. In addition, we give appropriate consideration to either key indicators such as latitude in establishing price, discretion in supplier selection and credit risk to the vendor. Because we broadly operate as an advertising agency based on our primary lines of business and given the industry practice to generally record revenue on a net versus gross basis, we believe that there must be strong evidence in place to overcome the presumption of net revenue accounting. Accordingly, we generally record revenue net of pass through charges.

      Allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses that result from the inability of our customers to make required payments. We base our allowances on the likelihood of recoverability of accounts receivable based upon past experience, reviews of aging and analysis of specific accounts. If economic or specific industry trends worsen beyond our estimates or any of our clients' financial condition becomes tenuous, we will increase our allowances for doubtful accounts by recording additional expense.

      Restructuring charges. During 2003, we recorded significant charges in connection with our reorganization and worldwide restructuring plan. The related reserves reflect many estimates, including those pertaining to employee severance and other personnel-related costs and obligations under real estate leases, net of estimated sublease income. We reassess the reserve requirements to complete our restructuring plan at the end of each reporting period. Actual experience has been and may continue to be different from these estimates. As real estate market conditions change, we may have further refinements in the future, either upward or downward, to the original charge recorded. As of December 31, 2005, reserves associated with our 2003 and 2001 reorganization and restructuring programs were (euro)21.3 million and (euro)9.4 million, respectively. As of December 31, 2004, reserves associated with these programs were (euro)37.8 million and (euro)9.9 million, respectively. As of December 31, 2003, reserves associated with these programs were (euro)59.7 million and
(euro)15.4 million, respectively. For more information, see Note 8 to our 2005 consolidated financial statements included in this annual report.

      Provisions for litigation. During 2005, we recorded significant charges in connection with the departure of some of our former executive officers for a total amount of (euro)10.4 million. The related provisions involve a high degree of judgment or complexity, and issues involved in connection with litigation are complex and the outcome of any litigation involves a high degree of uncertainty. As a result, our liability could be higher or lower than the established reserves. Total indemnities, damages and social charges which have been claimed or could be claimed from us amount to (euro)14.0 million.

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

      We currently estimate that the amount of contingent future earn-out and buy-out payments we will be required to make for past acquisitions, assuming the acquired companies perform over the relevant earn-out and buy-out periods at their current profit levels, is (euro)80.5 million as of December 31, 2005. The ultimate amounts payable are dependent upon future results of the acquired companies. In accordance with U.S. GAAP, we do not record a liability for these items on our balance sheets until the applicable contingency is resolved and the additional payment is determinable. However, if the contingent consideration is conditioned on the employment of any selling shareholder, we accrue compensation expense based on the estimated contingent payment. Actual results for these companies may differ from our estimates, in which case the amounts we are required to pay may be different than the amounts we estimate. These contingent obligations also change from period to period as a result of earn-out or buy-out payments made during the current period, changes in the previous estimate of the acquired companies' performances, changes in foreign exchange rates and the addition of new contingent obligations resulting from acquisitions with earn-out or buy-out structures completed in the current period. These differences could be material. See "--Liquidity and capital resources -- Contractual obligations" below.

      Impairment of goodwill. Beginning on January 1, 2002, in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", we ceased amortizing goodwill or excess basis related to equity-method investments. Instead, we began testing intangible assets, including goodwill, at least annually for impairment by comparing the fair value of our reporting units over their carrying values, in accordance with SFAS No. 142. The fair value of the reporting units has been computed using the "discounted cash flow" method, and is based on estimates of future earnings. Actual earnings may differ from our estimates. The excess of the carrying amount over the fair value is deemed to be impaired and is written off. As a result of the annual impairment testing, we wrote off (euro)69.5 million of goodwill in 2003. There was no goodwill impairment charge in 2004 or 2005.

      Impairment of long lived assets and accounting for discontinued operations. The long lived assets are reviewed for impairment whenever events or circumstances indicate their carrying values may not be recoverable. Whenever such events or circumstances arise, an estimate of the future cash flows is compared to the asset's carrying value to determine if an impairment exists pursuant to the requirements of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived-Assets."

      In accordance with SFAS No. 144, we include in assets and liabilities held for sale and in discontinued operations the assets and liabilities that meet certain criteria with respect to our plans for their sale or abandonment.

      Depreciation and amortization cease when the asset meets the criteria to be classified as held for sale. A component's results of operations are presented as discontinued operations for all periods if:

      o a planned or completed disposal involves a component of our company whose operations and cash flows can be distinguished operationally and for financial reporting purposes;

      o such operations and cash flows will be (or have been) eliminated from our ongoing operations; and

      o we will not have any significant continuing involvement in the component.

      Operating losses from discontinued operations are recognized in the period in which they occur. Long-lived assets (or groups of assets and related liabilities) classified as held for sale, are measured at the lower of carrying amount or fair value less costs to sell.

      Deferred taxes. We record deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of assets and liabilities. If enacted tax rates change, we will adjust our deferred tax assets and liabilities through the provision for income taxes in the period of the change to reflect the enacted tax rate expected to be in effect when the deferred tax items reverse. A one percentage point change in the enacted tax rates would increase or decrease net income by approximately
(euro)0.9 million.

      In accordance with SFAS No. 109, "Accounting for Income Taxes," we record deferred tax assets and liabilities using enacted tax rates that account for the effect of temporary differences between the book and tax bases of assets and liabilities. If enacted tax rates change, we would adjust our deferred tax assets and liabilities through the provision for income taxes in the period of the change to reflect the enacted tax rate expected to be in effect when the deferred tax items are reversed. We record a valuation allowance on deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Cumulative losses weigh heavily in the overall assessment.

We determined that positive evidence was not sufficient to overcome such negative evidence and concluded that it was therefore appropriate to establish a full valuation allowance for our deferred tax assets related to our French tax group. Deferred tax assets related to our US tax group were recognized to the extent of future taxable temporary differences and future taxable income, exclusive of reversing temporary differences and carry-forwards, for a period not exceeding approximately two years. Management is confident to achieve profitability in the next years and that we will be able to utilize these tax assets to minimize the US taxes for the next years.

      We base our estimates and judgments on historical experience and other factors that we believe to be reasonable under the circumstances. Actual results or outcomes may differ from these estimates.

New accounting pronouncements

      In December 2004, the Financial Accounting Standards Board, which we refer to as FASB, issued SFAS No. 123R, "Share-based payment". This statement is a revision of SFAS No. 123, "Accounting for stock-based compensation," and establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The application of this statement is required as of the beginning of the first annual reporting period that begins after December 15, 2005. We expect to adopt this statement on January 1, 2006. While we are in the process of assessing the impact that this statement will have on our financial position and results of operations, we do not expect it to have a material impact on our cash flows. Statement 123R permits us to adopt its requirements using one of two methods:

      - A "modified prospective" method in which compensation cost is recognized for all share-based payments granted after the effective date and for all awards granted to employees prior to the effective date that remain unvested on the effective date.

      - A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits us to restate, based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures, all prior periods presented.

We plan to adopt Statement 123R on January 1, 2006 using the modified prospective method. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of proforma net income and earnings per share in Note 2.19 to the consolidated financial statements included in this annual report.

      In December 2004, FASB issued SFAS No. 153 "Exchanges of nonmonetary assets". This statement is an amendment of Account Principles Board (which we refer to as APB) Opinion No. 29, "Accounting for nonmonetary transactions". This statement is based on the principle that exchanges of nonmonetary assets should be measured at the fair value of the assets exchanged and provides exceptions for exchanges of nonmonetary assets that are not of commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this statement did not have any material effect on our financial position and results of operations.

      In May 2005, FASB issued SFAS No. 154, "Accounting changes and error corrections". This statement is a replacement of APB Opinion No. 20, "Accounting changes" and FASB No. 3, "Reporting accounting changes in interim financial statements". SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. Statement 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We are in the process of assessing the impact that this statement will have on our financial position and results of operations. We do not expect the adoption of SFAS 154 to have a material impact on our consolidated balance sheet or statement of operations.

      In June 2005, the Emerging Issues Task Force, which we refer to as EITF, reached a consensus on EITF 05-6, "Determining the amortization period for leasehold improvements". EITF 05-6 clarifies that leasehold improvements acquired in a business combination or purchased subsequent to the inception of the lease should be amortized over the lesser of the useful life of the asset or the lease term that includes reasonably assured lease renewals as determined on the date of the acquisition of the leasehold improvement. The guidance in this consensus should be applied prospectively for leasehold improvements acquired in periods beginning after July 1, 2005. The adoption of this statement did not have any material impact on our financial position or results of operations.

      In November 2005,  FASB issued FASB Staff  Position  (which we refer to as
FSP) FAS 115-1 and FAS 124-1 "The meaning of other than temporary impairment and its application to certain investments". This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and certain required disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. We are in the process of assessing the impact that this FSP will have on our financial position and results of operations. No material impact is expected on our cash flows from the adoption of this FSP.

RESULTS OF OPERATIONS

      Our financial statements contained in this report have been prepared in accordance with U.S. GAAP. When comparing performance between years, however, we also discuss certain non-GAAP financial measures such as the impact that foreign currency rate changes, acquisitions/ dispositions and organic growth have on reported results.

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

      Compensation and related costs. Our compensation costs consist principally of salaries, bonuses and benefits to employees. Compensation costs do not include stock-based compensation. Compensation costs also do not include earn-out or buy-out payments made or accrued to employees who were shareholders of businesses we acquired. See "--Compensation to former shareholders of acquired businesses" below, as well as Note 2.23 and Note 12 to our 2005 consolidated financial statement included in this annual report. Compensation costs include, however, all other compensation paid or payable to such individuals.

      Compensation to former shareholders of acquired businesses. This item consists of earn-out and buy-out payments made or accrued to employees who were shareholders of businesses we acquired, to the extent that such payments are conditioned on the continued employment of those employees.

      Goodwill and other intangible impairment. Beginning on January 1, 2002, in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," we no longer amortize goodwill or excess basis related to equity-method investments, but rather we test these assets at least annually for impairment by comparing the fair value of the reporting units over their carrying values. Since 2002, we have been applying SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to the other intangibles which require us to review the intangibles for impairment whenever events or circumstances indicate their carrying values may not be recoverable. Therefore, since 2002, this item consists of the goodwill impairment charge as determined at the end of the period as well as the other intangible impairment charge.

      Discontinued Operations. In accordance with SFAS No. 144, the results of operations of the businesses we sold or disposed of as of December 31, 2004 have been reported as "Discontinued" in the current and prior periods.

      Restructuring and other charges. These charges are associated with our reorganization and worldwide restructuring plan in 2003 and our 2001 restructuring plan, and consist primarily of employee severance and other personnel-related costs in connection with employee terminations, occupancy and facilities-related costs in connection with asset write-downs and other charges related primarily to lease abandonment, lease terminations and related exit costs. See Note 2.22 to our 2005 consolidated financial statements included in this annual report.

Results of Operations

      The following table summarizes certain financial information for our company:

                                                                                            (In (euro) million, except
                                                                                                 per share amounts)
                                                                                     --------------------------------------
                                                                                      2005             2004            2003
                                                                                     ------          ------          ------
Net revenues ...............................................................          1,461           1,449           1,525
Operating expenses:
   Compensation and related costs ..........................................           (911)           (865)           (974)
   Stock-based compensation ................................................            (13)             (8)             (5)
   General and administrative non-payroll costs ............................           (395)           (416)           (433)
   Compensation to former shareholders of acquired businesses ..............             (1)             (3)             (3)
   Amortization of intangible assets (2) ...................................            (26)            (29)            (31)

                                                                                            (In (euro) million, except
                                                                                                 per share amounts)
                                                                                     --------------------------------------
                                                                                      2005             2004            2003
                                                                                     ------          ------          ------
   Goodwill and other intangible impairment ................................             --              --            (100)
   Restructuring and other charges .........................................             --             (16)            (98)
   Total operating expenses ................................................         (1,346)         (1,337)         (1,644)
Operating income (loss) ....................................................            115             112            (119)
   Interest expense ........................................................            (43)            (71)            (78)
   Interest income .........................................................             15              16              28
   Exchange rate gain (loss) ...............................................             --               3              (9)
   Net gain on trading securities ..........................................              3               7               9
   Other ...................................................................             (2)             (7)            (53)
Financial expense-net ......................................................            (27)            (52)           (103)
Income (loss) from operations before income tax ............................             88              60            (222)
   Provision for income tax ................................................            (19)             (3)           (108)
   Minority interests ......................................................            (10)             (8)             (5)
   Equity in earnings of investees .........................................             (4)              1               1
Income (loss) from continuing operations ...................................             55              50            (334)
Loss from discontinued operations (net of tax) .............................             --             (17)            (89)
Net income (loss) ..........................................................             55              33            (423)
Per common share income (loss) from continuing operations, basic (1) .......           0.13            0.15           (1.05)
Per common share income (loss) from continuing operations, diluted (1) .....           0.13            0.14           (1.05)
Per common share basic and diluted income (loss) from discontinued
operations (1) .............................................................             --           (0.05)          (0.28)
Per common share basic and diluted net income (loss) .......................           0.13            0.10           (1.33)

----------
(1) 2003 earnings per share have been adjusted by a factor of 0.93254 following the issue of preferential subscription rights on October 19, 2004.

(2) Corresponds solely to the amortization of intangible assets in connection with a business combination.

      The following are some of the key factors that drove our financial results in 2005:

      Operating Income (loss)

      o Organic net revenue increase, primarily as a result of increased demand for our advertising and communications services by our clients, although pressure on fee and commission rates by our clients continued;

      o The increase in 2005 in revenue was partially offset by one time charges, leading to a stable operating income in 2005 compared to 2004.

      Financial expense (net)

      o Interest expense decrease, primarily due to the rights offering we initiated in October 2004, the proceeds of which we applied to repurchase a portion of our OCEANEs due January 1, 2006, thereby reducing our interest expense in 2005.

      Provision for income tax

      o Provision for income tax increase, primarily due to a higher net profit before tax in 2005 compared to 2004, thus generating a higher tax charge in 2005.

NET REVENUES

      We offer advertising and communications services in more than 70 countries through our agencies located throughout Europe, North America, the Asia-Pacific region and Latin America, and through contractual affiliations with other agencies in a number of countries. The following analysis provides further detail on revenue:

2005 vs. 2004

      Our net revenues were (euro)1,460.7 million for 2005, an increase of 0.8% compared with (euro)1,448.6 million for 2004. While our revenues were relatively stable, they were negatively affected by the loss of revenues from companies that we sold or discontinued in connection with the restructuring and reorganization completed in 2004. Excluding the effects of changes in the scope of consolidation, such as acquisitions and disposals (a net decrease of (euro)33.0 million) and currency fluctuations (a net increase of (euro)9.7 million, due primarily to the strengthening of the British pound and the US dollar against the euro), our net revenues increased by (euro)35.4 million, or 2.5% on an organic basis. Organic growth is calculated by calculating total growth and adjusting for currency fluctuations with respect to the euro, as well as acquisitions and disposals of consolidated companies.

      The following table sets forth a geographic breakdown of our revenues for 2005 and 2004. In preparing the table, we have allocated revenues to the country or region of the subsidiary realizing the revenues.

                                                                         2005          2004
                                                                         % of           % of
                                   Region(1)                             Total          Total
--------------------------------------------------------------          -------       --------
North America.................................................              40%           40%
Europe (excluding France and the United Kingdom)..............              20%           18%
France........................................................              20%           21%
United Kingdom................................................              12%           13%
Asia Pacific region...........................................               4%            4%
Latin America.................................................               4%            4%
TOTAL.........................................................             100%          100%

----------
(1) Because our revenues from the Middle East and Africa represent less than 1% of our total revenues, our geographic breakdown of revenues currently includes, and historically has included, revenues in the western part of the Middle East and in Africa with those of Europe, and revenues in the eastern part of the Middle East with those of the Asia-Pacific region.

      As in 2004, North America, Europe (excluding France and the United Kingdom) and France remained our three most important regions in terms of revenue in 2005. Both France and North America reported slightly positive organic growth while organic growth in Europe (excluding France and the United Kingdom) and Latin America increased sharply. This strong performance in revenues was partly offset by declining organic growth in the United Kingdom and in Asia-Pacific.

2004 vs. 2003

      Our net revenues were (euro)1,448.6 million for 2004, a decrease of 5% compared with (euro)1,525.1 million for 2003. Our revenues were impacted by the U.S. dollar's continued decline against the euro which was partially offset by increased demand for advertising and communications services in many regions, reflecting the improved global economic conditions in most of our major geographic markets. Excluding the currency effect, our revenues decreased by 1%. Excluding the effects of changes in the scope of consolidation, such as acquisitions and dispositions (a net decrease of (euro)52.8 million) and currency fluctuations (a net decrease of (euro)61.7 million), our net revenues increased by (euro)38 million, or 2.7% on an organic basis.

      The following table sets forth a geographic breakdown of our revenues for 2004 and 2003. In preparing the table, we have allocated revenues to the country or region of the subsidiary realizing the revenues.

                                                                                          2004           2003
                                                                                          % of           % of
                                   Region(1)                                             Total          Total
--------------------------------------------------------------------------------        -------        -------
North America...................................................................          40%            42%
Europe (excluding France and the United Kingdom)................................          18%            17%
France..........................................................................          21%            17%
United Kingdom..................................................................          13%            16%
Asia Pacific region.............................................................           4%             4%
Latin America...................................................................           4%             4%
TOTAL...........................................................................          100%           100%

----------
(1) Because our revenues from the Middle East and Africa represent less than 1% of our total revenues, our geographic breakdown of revenues currently includes, and historically has included, revenues in the western part of the Middle East and in Africa with those of Europe, and revenues in the eastern part of the Middle East with those of the Asia-Pacific region.

      As in 2003, North America, Europe (excluding France and the United Kingdom) and France remained our most important regions in terms of revenues in 2004. In France, our business activities performed well over the year, primarily due to significant new business wins in 2004. In both Europe (excluding France and the United Kingdom) and the United States, organic growth during 2004 was slightly positive, although within Europe (excluding France and the United
Kingdom) organic growth was strongly positive. This performance was partially off-set by a substantial decline in organic growth in the United Kingdom. In Latin America and the Asia-Pacific region, organic growth remained strong. In the aggregate, 2004 organic growth reflected a better than expected performance, primarily at Arnold Worldwide Partners (which posted a record year for new business), at Media Planning Group, and in the healthcare and marketing services sectors at Euro RSCG.

OPERATING EXPENSES

      Our 2005  operating  expenses  increased  (euro)8.5  million,  or 0.6%, to
(euro)1,345.5   million   compared   to   (euro)1,337.0   million  in  2004  and
(euro)1,643.9 million in 2003. The increase is mainly attributable to the costs associated with the departure of the Chief Executive Officer in June 2005 as well as provisions for departure of certain other managers, which was partially offset by a decrease in restructuring charges compared to 2004 and certain capital gains recognized in 2005 on the sale of assets.

      Our 2004 operating expenses  decreased  (euro)306.9  million,  or 18.7% to
(euro)1,337.0 million in 2004 from (euro)1,643.9 million in 2003. Our operating expenses compared with 2003 were impacted primarily by the absence of goodwill and other intangible impairment in 2004, a significant reduction of restructuring charges in 2004 compared with 2003, the effects of staff reduction in late 2003 and early 2004 in connection with the implementation of the organization and restructuring plan to reduce our cost structure, and the decline in the U.S. dollar against the euro.

Compensation and Related Costs and Stock-Based Compensation

      In 2005, our compensation and related costs and stock-based compensation amounted to approximately 63.2% of revenue, compared with 60.3% of revenue in 2004. Compensation and related costs and stock-based compensation increased as a percentage of revenue as a result of one time expenses recognized in 2005 primarily in connection with management changes.

      2005 vs. 2004

      In 2005, our expenses relating to compensation and related costs and stock-based compensation were (euro)923.7 million, an increase of 5.8% compared with (euro)873.0 million for 2004. This increase was primarily attributable to the cost associated with the departure of the former Chief Executive Officer in June 2005 as well as provisions for the departure of certain other managers for a total amount of (euro)20.7 million and redundancy costs in connection with the losses of the Intel and Volkswagen accounts that were effective in 2005.

      2004 vs. 2003

      In 2004, our expenses relating to compensation and related costs and stock-based compensation were (euro)873.0 million, a decrease of 10.8% compared with (euro)978.7 million for 2003. This decrease was primarily attributable to staff reductions in late 2003 in connection with the implementation of the reorganization and restructuring plan to reduce our cost structure and to the effects of currency translation for (euro)37.5 million. As a percentage of revenue, compensation and related costs and stock-based compensation was 60.3% for 2004 compared with 64.2% for 2003.

General and Administrative Non-Payroll Costs

      2005 vs. 2004

      General and administrative non-payroll costs were (euro)395.0 million for 2005, a decrease of 5.1% compared with (euro)416.1 million for 2004. In 2005, general and administrative non-payroll costs include a total gain of (euro)11.4 million related to both the disposal of two buildings in Spain and the sale of a minority owned subsidiary in the UK. Expressed as a percentage of total revenues, general and administrative non-payroll costs were 27.0% for 2005 compared with 28.7% for 2004.

      2004 vs. 2003

      General and administrative non-payroll costs were (euro)416.1 million for 2004, a decrease of 4.0% compared with (euro)433.4 million for 2003. This decrease was attributable to the effects of currency translation for (euro)23.2 million partially offset by an overall increase in general and administrative non-payroll costs (including (euro)5.3 million in fees in connection with the preparation of our unsuccessful offer and related financing to acquire Grey Global Group in September 2004. Expressed as a percentage of total revenues, general and administrative non-payroll costs were 28.7% for 2004 compared with 28.4% for 2003.

Compensation to Former Shareholders of Acquired Businesses

      Compensation to former shareholders of acquired businesses was (euro)1.4 million for 2005, compared to (euro)3.4 million for 2004 and (euro)2.5 million for 2003.

Amortization of Intangible Assets

      Amortization  of  intangible  assets  was  (euro)25.8   million  in  2005,
(euro)28.9 million in 2004 and (euro)31.1 million in 2003.

Goodwill and Other Intangible Impairment

      No goodwill and other intangible impairments were recorded in 2005 or 2004. We recorded goodwill and other intangible impairment of (euro)99.8 million for 2003.

Restructuring and Other Charges

      During the third and fourth quarters of 2003 and continuing into early 2004, we implemented a restructuring plan, primarily in the United States and the United Kingdom, to reduce costs through headcount reduction and real estate restructuring. For 2003, we recorded approximately (euro)92.4 million in pre-tax restructuring and other charges relating to this worldwide restructuring, including (euro)37.8 million to restructure our real estate lease obligations and (euro)39.3 million to reduce our headcount by approximately 1,150. As of December 31, 2005 and 2004, reserves associated with this restructuring program were (euro)21.3 million and (euro)37.8 million, respectively.

      Personnel positions were eliminated or identified for elimination by December 31, 2003. A remaining reserve balance of approximately (euro)1.4 million as of December 31, 2005 million reflects costs relating to severance and other termination benefits to be settled in 2006.

      The  remaining  balance in occupancy  and  facilities-related  reserves of
(euro)19.5 million at December 31, 2005 (compared to (euro)33.9 million as of December 31, 2004) relates to non-cancelable lease commitments in excess of estimated sublease income for abandoned facilities that will be paid out over the remaining lease periods, ranging from one to eight years. In 2004, we recorded an additional expense of (euro)15.2 million corresponding to the completion of the plan (the space was identified to be vacated but not yet vacant at December 31, 2003). We also recorded income of (euro)4.5 million in 2004 due to a 2004 decision to sublease to some of our subsidiaries part of the UK space left vacant at December 31, 2003. In 2005, the changes in original estimate were offset by a reversal of the provision as a result of sublease agreements negotiated on terms that are more favorable than originally expected.

FINANCIAL EXPENSE, NET

Other

      Our net financial expense amounted to (euro)27.7 million for the year ended December 31, 2005, compared to (euro)51.8 million for the year ended December 31, 2004. The decrease in our financial expenses in 2005 is primarily due to the rights offering we initiated in October 2004, the proceeds of which we applied to repurchase a portion of our OCEANEs due January 1, 2006, thereby reducing our interest expense in 2005. During December 2004, we re-purchased and cancelled a total of 17,570,404 of these bonds, paying an average price of
(euro)25.17 per bond for a total purchase price of approximately (euro)442.3 million. As a result, we recorded a loss of (euro)8.7 million in 2004 which is reflected as "Other financial expense" in the accompanying consolidated statements of operations. As of December 31, 2005, the aggregate amount of outstanding 2006 OCEANEs amounted to (euro)220.9 million, comprising (euro)219.1 million in principal and (euro)1.8 million in interest. These OCEANEs were redeemed at maturity on January 1, 2006.

      In December 2003, at a general meeting of holders of the 4% OCEANEs due January 1, 2009, the holders approved the payment by us of (euro)1.20 per OCEANE, payable in cash in a single installment on January 1, 2004, in exchange for a waiver of the option they had to cause us to redeem the OCEANEs at its nominal value plus accrued interest on January 1, 2006, which we refer to as the "put". Our total expense amounted to (euro)51.1 million, including (euro)0.9 million in consulting fees which are reflected as "other financial expense" in the 2003 consolidated statements of operations. Based on the Emerging Issues Task Force, which we refer to as EITF, consensus on issue no. 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments," this operation has been accounted for in accordance with paragraph 16 of statement 125, resulting in a (euro)10.7 million loss which is also reflected as "Other financial expense" in the 2003 consolidated statements of operations. The aggregate amount of these OCEANEs outstanding at December 31, 2005 and 2004 amounted to (euro)471.5 million and (euro)472.6 million, respectively, comprised of (euro)453.5 million and (euro)454.6 million, respectively in aggregate principal and (euro)18 million in interest for both years.

OTHER ITEMS

Provision for Income Tax

      Provision for income tax was  (euro)18.8  million for 2005,  compared with
(euro)2.5 million for 2004. The increase was primarily attributable to a higher net profit before tax in 2005, thus generating a higher tax charge in 2005. The 2004 tax charge was very low due to the recognition of deferred tax assets in some countries that were not recorded previously.

      Provision  for income tax was  (euro)2.5  million for 2004,  compared with
(euro)107.6 million for 2003. The decrease was primarily attributable to the much lower valuation allowance recorded in 2004 ((euro)30.1 million) compared with the substantial valuation allowance recorded in 2003 ((euro)164.2 million).

Minority interests

      Minority  interests  were  (euro)9.7  million  for  2005,   compared  with
(euro)8.5 million for 2004. Minority interests were (euro)8.5 million for 2004, compared with (euro)5.5 million for 2003. This increase is primarily attributable to the increase in earnings in 2004 compared with 2003.

LIQUIDITY AND CAPITAL RESOURCES

      At December 31, 2005, cash and cash equivalents and highly liquid investments amounted to (euro)602.8 million, an increase of 12.8% from December 31, 2004 of (euro)534.2 million. Our total debt at December 31, 2005 was
(euro)971.6 million, an increase of 21.0% compared to total debt of (euro)803.2 million at December 31, 2004. Both the increase in our total debt and cash is primarily attributable to the drawdown of a credit line ("Club Deal") for
(euro)100 million in December 2005 (out of a total capacity of (euro)150 million) to finance the redemption of the 2000/2006 OCEANEs that was made on January 1, 2006.

      We collect funds from clients to pay for media, production and other third-party expenses incurred on behalf of our clients. As a result, our cash receipts and disbursements substantially exceed our net revenue related to these activities. The working capital amounts shown on our balance sheet and the cash flows from operating activities reflect these "pass-through" of expenses.

      Our primary sources of funds in 2005 were cash from operating activities, the sale of two buildings, the disposal by our holding company of some of its treasury shares and the disposal of certain subsidiaries. In addition, at the end of December 2005, we drew down (euro)100 million of a (euro)150 million credit facility in order to finance the redemption of our OCEANEs due January 1, 2006.

      In addition to the redemption of our convertible bonds, our primary uses of cash were to finance general corporate needs, including capital expenditure requirements, dividend payments and earn-out and buy-out payments related to prior acquisitions.

      We believe that net cash provided by operating activities and additional borrowing under existing bank facilities, complemented if necessary through the renewal of such facilities or the establishment of additional bank facilities, will be sufficient to meet our present liquidity needs, including repayment of short-term credit facilities, working capital requirements, capital expenditures and payment of dividends.

Operating activities

      Our net cash provided by operating  activities was  (euro)(42.2)  million,
(euro)123.2 million and (euro)176.5 million for the years ended December 31, 2005, 2004 and 2003, respectively.

      2005 vs. 2004

      Negative cash provided by operating activities in 2005 was primarily attributable to exceptional events which had the effect of increasing our working capital requirements in 2005 and reducing our working capital requirements in 2004. The media business generates large cash flows which significantly exceed revenues from the business. For example, a cash position at a given date does not necessarily correspond to an average cash position observed over a year. In 2005, cash provided by operating activities represented a negative (euro)162.8 million variation from working capital requirements compared to an excess amount of (euro)86.1 million in 2004. This difference in variations from working capital requirements is explained by one-time events which, on the one hand, favored the cash flow requirements at December 31, 2004 and, on the other hand, exacerbated cash flow requirements at December 31, 2005. The one-time nature of this change is confirmed by a nearly stable average net debt between 2004 and 2005.

      2004 vs. 2003

      The decrease in 2004 was primarily attributable to the portion of the payments made in connection with our repurchases of our 1% OCEANEs due January 1, 2006 considered to be interest repayments, corresponding to accrued premium and interest at the repurchase date, and the cash impact in 2004 of restructuring charges taken in 2003, partially offset by higher earnings levels in 2004 resulting from improved global market conditions compared with 2003.

Investing activities

      We have pursued acquisitions in the past, and intend to pursue acquisitions in the future, some of which could be significant, to enhance our capabilities and expand our geographic reach. We generally fund these acquisitions using our shares, cash or a combination of both.

      Net  cash  provided  by  investing  activities  was  (euro)181.4  million,
(euro)130.3 million and (euro)11.5 million in 2005, 2004 and 2003, respectively.

      2005 vs. 2004

      Cash provided by investing activities increased in 2005 compared to 2004 due primarily to the decrease in earn- out and buy- out payments. Proceeds from disposals of fixed assets rose sharply due to the disposal of two buildings in Spain for an amount of (euro)17.6 million. Conversely, proceeds from sale of subsidiaries fell considerably due to the disposals of companies carried out as part of the restructuring plan in 2004. Proceeds from the sale of subsidiaries in 2005 exclusively concerned the disposal of an entity in which we held a minority interest in the United Kingdom for an amount of (euro)11.5 million.

      2004 vs. 2003

      Cash provided by investing activities increased in 2004 due primarily to the sale of substantial highly liquid investments partially offset by earn-out and buy-out payments related to prior acquisitions. The proceeds from divestitures in connection with the reorganization were offset by the cash used for the capital expenditures.

Financing activities

      Net cash provided by financing activities was (euro)140.3 million for 2005, while net cash used in financing activities amounted to (euro)(176.6) million and (euro)(175.4) million for 2004 and 2003, respectively.

      2005 vs. 2004

      In 2005, we drew down (euro)100.0 million from a (euro)150.0 million bank facility in order to finance the redemption of the balance of our outstanding OCEANEs due January 1, 2006.

      2004 vs. 2003

      The significant amount of cash used to re-purchase and cancel a total of 17,570,404 of our 1% OCEANEs due January 1, 2006 in December 2004 was partially offset by significant cash generated by our rights offering in October 2004.

      At December 31, 2005, total financial debt, which consists of bank debt, obligations under our two outstanding series of OCEANEs and capitalized lease obligations, was (euro)971.6 million, an increase of (euro)168.4 million from
(euro)803.2 million at December 31, 2004. This total financial debt was comprised of:

      o (euro)692.4 million aggregate principal amount and accrued premium and interest under our OCEANEs;

      o     (euro)129.9 million in long-term borrowings; and

      o     (euro)149.3 million in short-term borrowings.

      Approximately 95% of our financial debt outstanding at December 31, 2005 was denominated in euro, 3% was denominated in U.S. dollars, 1% was denominated in British pounds and 1% was denominated in other currencies.

      Convertible and/or exchangeable bonds (OCEANEs)

      At December 31, 2005, we had a total of (euro)692.4 million aggregate principal amount and accrued premium and interest under our unsecured OCEANEs outstanding, comprised of (euro)220.9 million aggregate principal amount and accrued premium and interest under our 1% OCEANEs issued in December 2000 and
(euro)471.5 million aggregate principal amount and interest under our 4% OCEANEs issued in May 2002.

      In February 1999, we issued 1,223,405 unsecured OCEANEs due January 1, 2004, each with a nominal value of (euro)188, for an aggregate principal amount at issuance of (euro)230.0 million. We received net proceeds of (euro)225.3 million from this issuance. We paid (euro)89.4 million to redeem the outstanding OCEANEs at their maturity on January 1, 2004.

      In December 2000, we issued 32,817,012 OCEANEs, each with a nominal value of (euro)21.60, for an aggregate principal amount at issuance of (euro)708.9 million. We received net proceeds of (euro)694.9 million from this issuance. In December 2004, we re-purchased and cancelled a total of 17,570,404 of these OCEANEs, and during 2003, we re-purchased and cancelled 5,290,000 of these OCEANEs. The maturity date of the OCEANEs was January 1, 2006, at which time we redeemed the remaining 8,610,951 OCEANEs for a total of (euro)219.1 million in aggregate principal.

      On May 22, 2002, we issued 41,860,465 unsecured OCEANEs, each with a nominal value of (euro)10.75, for an aggregate principal amount of (euro)450 million. We received net proceeds of approximately (euro)443.5 million from this issuance. The coupon rate of the OCEANEs is 4.0% per annum, payable annually in arrears on January 1 of each year, beginning January 1, 2003, and the gross yield to maturity also is 4.0% per annum, assuming no conversion, redemption or re-purchase occurs prior to maturity. The implicit interest rate, including issue costs, is 4.26% per annum. The OCEANEs have a maturity date of January 1, 2009. Each OCEANE currently is exercisable at any time at the option of the holder for 1.13 Havas shares, subject to specified anti-dilution adjustments, which exercise may, at our option, be a conversion for newly issued shares, an exchange for treasury shares or a combination thereof. In accordance with French law, the conversion/exchange ratio has been adjusted from 1 to

1.02 to 1.035 and then to 1.047 due to the distribution of a portion of paid-in capital in connection with our payment of our annual dividend to shareholders on June 11, 2002, June 18, 2003 and June 17, 2004, respectively, from 1.047 to 1.13 due to our rights offering in October 2004 and from 1.13 to 1.147 as a result of the distribution of a portion of paid-in capital in connection with our payment of our annual dividend to shareholders on June 14, 2005. For a discussion of the future distribution of paid-in-capital in connection with our payment of dividends to shareholders, see "Item 8. Financial Information --Dividend Policy". The OCEANEs have a redemption value at maturity equal to their nominal value. We have the option to redeem all, but not less than all, of the outstanding OCEANEs between January 1, 2005 and December 31, 2008 at their nominal value plus accrued interest if the product of (1) the conversion/exchange ratio and (2) the arithmetic mean of the closing prices of Havas shares on the Eurolist by Euronext during 20 consecutive trading days chosen by us from among the 40-trading day period preceding publication of a notice of early redemption, exceeds 125% of the nominal value of the OCEANEs. We also have the option to redeem all, but not less than all, of the OCEANEs at their nominal value plus accrued interest at any time when less than 10% of the OCEANEs issued remain outstanding. In connection with this issuance, we agreed not to give any other bonds any preference over the bonds, or reduce our share capital or alter the way we allocate profits. As of December 31, 2005, 930
OCEANEs had been converted into our shares. As of December 31, 2005, our remaining (euro)471.5 million aggregate principal amount and accrued interest on these OCEANEs was comprised of (euro)453.5 million in aggregate principal amount and (euro)18.0 million in accrued interest through that date.

      In December 2003, at a general meeting of holders of the OCEANEs due January 1, 2009, the holders approved the payment by us of (euro)1.20 per OCEANE, payable in cash in a single installment on January 1, 2004, in exchange for a waiver of the option they had to cause us to redeem the OCEANEs at its nominal value plus accrued interest on January 1, 2006, which we refer to as the "put". Our total expense amounted to (euro)51.1 million, including (euro)0.9 million in consulting fees, which are reflected as "Other financial expense" in our 2003 consolidated statements of operations. Based on the EITF consensus on issue No. 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments," this operation was accounted for in accordance with paragraph 16 of statement 125, resulting in a (euro)10.7 million loss which was reflected as "Other financial expense" in our 2003 consolidated statements of operations.

      For a discussion of our OCEANEs as of December 31, 2005, see Note 11 to our 2005 consolidated financial statements contained in this annual report.

      Long-term borrowings

      As of December 31, 2005 and 2004, we had outstanding long-term borrowings of (euro)129.9 million and (euro)34.2 million, respectively. The weighted average interest rate on these long-term borrowings was 3.8% and 4.2% at December 31, 2005 and 2004, respectively. Of the total outstanding long-term borrowings at December 31, 2005, (euro)79.6 million was due within one year,
(euro)50.2 million was due in 2007 and (euro)0.1 million was due after January 1, 2010. (euro)4.2 million of the outstanding long-term borrowings as of December 31, 2005 bore interest at fixed rates, and (euro)125.7 million bore interest at variable rates.

      In June 1999, one of our indirect, wholly owned subsidiaries, Havas North America, Inc., formerly EWDB North America, Inc., borrowed $30 million from Banque Nationale de Paris, New York Branch. In connection with this loan, we agreed to deposit with Banque Nationale de Paris, New York Branch, $30 million to allow Havas North America to borrow the funds. The loan bears interest at a rate equal to the London Inter-bank Offered Rate, or LIBOR, plus a margin. The deposit earns interest at a rate of LIBOR less a margin. The deposit and loan mature simultaneously in six equal annual installments from June 4, 2001 through June 5, 2006 and the borrowing and collateral deposit have therefore been reduced to $5 million at December 31, 2005. In order to hedge the currency risk with respect to our U.S. dollar deposit, we also entered into a currency and interest rate swap arrangement, which we refer to as "CIRCUS," with Banque Nationale de Paris. The CIRCUS has the effect of transforming our U.S. dollar deposit of $5 million into a euro deposit of (euro)4.8 million that earns interest at the European Inter-bank Offered Rate, or EURIBOR, less a margin. The maturities of the CIRCUS are identical to those of the deposit in terms of dates, currency and amounts. As of December 31, 2005, we recorded an exchange rate loss on the CIRCUS in the amount of (euro)1.6 million, and an exchange rate gain on the deposit in the amount of (euro)1.7 million. As of December 31, 2004, we recorded an exchange rate gain on the CIRCUS in the amount of (euro)2.2 million and an exchange rate loss on the deposit in the amount of (euro)2.2 million.

      On January 19, 2000, one of our indirect, wholly owned subsidiaries, Havas UK plc, formerly Evelink plc, issued a (pound)40.0 million unsecured convertible bond due July 19, 2007 to Banque Nationale de Paris S.A. This convertible bond bears interest at a rate of 7.6% per annum and is convertible, at the option of the holder, at any time from January 19, 2000 through January 19, 2007 into 117,131 ordinary shares of Havas UK, subject to specified anti-dilution adjustments. In conjunction with the bond issuance, we guaranteed the obligations of Havas UK under the bond.

      Also on January 19, 2000, Havas UK issued a warrant to Banque Nationale de Paris S.A. authorizing the holder of the warrant, upon payment of (pound)40.0 million, to purchase 117,131 Havas UK shares on January 19, 2007. The right to purchase Havas UK shares under the warrant will lapse if the conversion rights of the (pound)40.0 million convertible bond issued on January 19, 2000 are exercised. In addition, our wholly owned subsidiary, Havas International S.A., formerly Havas Advertising International S.A., and Banque Nationale de Paris S.A. (as the initial holder of the bond) entered into a forward sale agreement under which Havas International paid (pound)25.2 million to Banque Nationale de Paris S.A. for the future purchase of the Havas UK shares issuable on conversion of the (pound)40.0 million convertible bond, and Banque Nationale de Paris S.A. agreed to convert, or arrange for a third party to convert, the (pound)40.0 million convertible bond into Havas UK shares on January 19, 2007 (or prior to January 19, 2007 under specified circumstances) and to sell, or arrange for a third party to sell, those shares to Havas International. The number of shares subject to the forward sale agreement will be determined by dividing (pound)40.0 million by the Havas UK share price on the date Banque Nationale de Paris S.A. sells, or arranges for a third party to sell, the Havas UK shares to Havas International.

      In 2004,  one of our  German  subsidiaries  made a fixed  cash  deposit of
(euro)3.5 million with an international bank in order to secure fixed term loans granted by this bank to certain of our other subsidiaries in Germany for the same amount and maturity. The deposit has been classified as restricted deposits under "Other assets" and amounted to (euro)1.2 million as of December 31, 2005.

      In December 2004, we entered into a (euro)150 million floating rate credit agreement with a pool of banks in France ("Club Deal") consisting of:

      o a (euro)100 million amortization loan, with a final maturity on November 30, 2007, dedicated to financing the repurchase and/or the redemption of our 1% OCEANEs due January 1, 2006; and

      o a (euro)50 million revolving credit facility, maturing on October 31, 2008, dedicated to our general financing needs.

      The amortization loan was drawn down in the amount of (euro)100 million as of December 31, 2005 in order to finance the redemption at maturity of our 2000 OCEANEs on January 1, 2006.

      In December 2005, we entered into a (euro)100 million floating rate credit agreement with one of our regular banking partners. The agreement has a term of 364 days, and renews automatically each year unless terminated by one of the parties. This credit facility is dedicated for our general corporate purposes. This facility was not used in 2005.

      For a discussion of our long-term  borrowings as of December 31, 2005, see
Note 11 to our 2005 consolidated financial statements contained in this annual report.

      Short-term borrowings

      As of December 31, 2005 and 2004, we had outstanding (euro)33.7 million and (euro)29.7 million, respectively, in short-term borrowing arrangements. The weighted average interest rate on these short-term borrowings was 3.4% and 2.7% at December 31, 2005 and 2004, respectively.

      In  addition,  through  some  of  our  subsidiaries,  we  had  outstanding
(euro)115.6 million and (euro)50.7 million in borrowings under various lines of credit as of December 31, 2005 and 2004, respectively. These lines of credit bear interest at the prevailing market rates in the countries of the subsidiaries. Where required, we guaranteed the repayment of borrowings by our subsidiaries. We had unused lines of credit available under short-term and overdraft borrowing arrangements of (euro)332.6 million and (euro)152.2 million at December 31, 2005 and 2004, respectively.

      For a discussion of our short-term borrowings as of December 31, 2005, see
Note 11 to our 2005 consolidated financial statements included in this annual report.

      Financial covenants

      We and our subsidiaries are subject to various financial covenants under our borrowing arrangements. In addition, we frequently guarantee significant loans of our subsidiaries.

      The financial covenants under our (euro)150 million floating rate credit agreement, which are applied to our company on a consolidated basis under IFRS, include:

      o a ratio of net debt to earnings before depreciation and amortization and share-based payments of less than an amount between 3.0 and 2.5 to one depending on the period; and

      o a ratio of earnings before depreciation and amortization and share-based payments to net financial expenses of greater than an amount between 3.5 and 5.3 to one depending on the period.

      The financial covenants applicable to our borrowing subsidiaries, which are applied to the applicable subsidiaries' financial statements, include:

      o A ratio of earnings before interest, taxes and amortization to interest expense of greater than three to one;

      o     A ratio of total debt to equity of less than 2.5 to one;

      o A ratio of earnings before interest, taxes, depreciation and amortization to interest expenses of greater than three to one; and

      o     A  ratio  of  total  debt  to  earnings  before   interest,   taxes,
            depreciation and amortization of less than 3.0 to one.

      Under one of our subsidiaries' loans, we are subject to the following financial covenants applied to our company on a consolidated basis under IFRS:

      o     A ratio of net financial debt to equity of less than 1.0 to one.

      At December 31, 2003, we were not in compliance with financial covenants under two credit facilities, for an aggregate principal amount of (euro)22.6 million and at June 30, 2004, we were not in compliance with financial covenants under one credit facility for a principal amount of (euro)9.6 million. See "Item 3 --Key Information--Risk Factors--A continuing default under our credit facilities could result in the acceleration of payment under various of our borrowings." However, the credit facility banks waived any default with respect to the noncompliance.

      As of December 31, 2005 and 2004, we and our subsidiaries were in compliance with all financial covenants related to all of the borrowings described above.

Lease obligations

      We lease premises and equipment under both capital and operating leases. As of December 31, 2005 assets held under capital leases were (euro)1.6 million, and (euro)5.1 million as of December 31, 2004. Net rental expense for all operating leases was (euro)102.0 million, (euro)101.6 million and (euro)106.7 million in 2005, 2004 and 2003, respectively.

      In 2005, we entered into a sale and leaseback transaction regarding two buildings located in Madrid and Barcelona used for some of the businesses of MPG. These transactions have been qualified for sales recognition pursuant to FAS 98 and have been accounted for using sale-leaseback accounting. The two buildings were sold for a total amount of (euro)17.6 million (net of costs to sell) resulting in a gain of (euro)8.0 million, of which (euro)4.4 million is reflected as "General and administrative non-payroll costs" in the accompanying consolidated statement of operations. An amount of (euro)3.6 million has been deferred over the remaining lease terms. We will continue to use the leased properties for our business for the term of the lease, which ends June 30, 2010, with the ability to extend for two additional five-year periods. Our rent payment commitments for the first five-year period amount to (euro)5.4 million (which is subject to an annual increase based on the General National Index of the System of Prices to consumption). In case of renewal of the lease after the first five-year period, the rent will be adjusted according to market rent every five years.

      For a discussion  of our lease  obligations  as of December 31, 2005,  see
Note 18 to our 2005 consolidated financial statements included in this annual report.

Share and bond repurchases

      In the first half of 2005, we disposed of 3,861,325 of our own shares for an aggregate sales price of (euro)16.8 million, generating a loss of (euro)9.6 million. 11,720 of these treasury shares were used to pay a portion of the 2004 board fees to our directors. We repurchased 27,600 and 104,400 of our shares in the open market in 2004 and 2003, respectively. The aggregate purchase price of these shares was (euro)0.1 million and (euro)0.4 million in 2004 and 2003, respectively. In 2004, we used 19,878 of our treasury shares to pay a portion of the 2003 board fees to our directors, and we used 188,268 of our treasury shares to pay a portion of the purchase price of two small acquisitions. In 2003, we sold 89,400 of our treasury shares in the open market for an aggregate sale price of (euro)0.4 million.

      On January 1, 2006, we redeemed at maturity our outstanding OCEANEs for an aggregate amount in principal and accrued interest of (euro)220.9 million.

      In December 2004, we re-purchased and cancelled a total of 17,570,404 of our 1% OCEANEs, maturing on January 1, 2006. We paid an average price of
(euro)25.17 per bond for a total purchase price of approximately (euro)442.3 million. These OCEANEs were convertible into a total of 19,854,557 shares at the conversion exchange ratio of 1 to 1.13 in effect on December 31, 2004.

      In 2003, we repurchased in the secondary market and cancelled 5,290,000 of these bonds. We paid an aggregate purchase price of (euro)109.7 million. These OCEANEs were convertible into a total of 5,475,150 shares at the conversion exchange ratio of 1 to 1.035 in effect on December 31, 2003.

      Our future repurchases of bonds or shares, if any, will depend on prevailing market conditions, our liquidity requirements, applicable contractual restrictions and other factors. The amounts involved may be material.

Other

      We may declare dividends upon the recommendation of our board of directors and the approval of our shareholders at their annual general meeting. Under the French Commercial Code, a company's right to pay dividends is limited in some circumstances. Our board of directors will propose to the shareholders' meeting to be held on June 12, 2006 to pay a dividend in respect of 2005 of (euro)0.03 per share.

      At our annual meeting of shareholders held on June 9, 2005, our shareholders approved a resolution, among others, to authorize a dividend payment of (euro)0.07 per share. This amount reflects both the gross and net dividend since the French avoir fiscal tax credit was phased out in 2004. We paid the dividend to shareholders on or about June 14, 2005. Under the terms of the anti-dilution provisions of our two series of OCEANEs, the applicable conversion/exchange ratio was adjusted as of that date to reflect the component of the dividend payment that represents a distribution of a portion of paid-in capital. In addition, under the terms of the anti-dilution provisions of our option plans, the number of options and exercise prices for outstanding options under our plans were adjusted on that date to reflect the component of the dividend payment that represents a distribution of a portion of paid-in capital. In the future, we also may submit for the approval of our shareholders resolutions to authorize dividend payments that represent distributions of a portion of paid-in capital.

      In 2004, we paid a dividend of (euro)0.075 per share, of which (euro)0.05 represents the net dividend and (euro)0.025 represents the French avoir fiscal tax credit. In 2003, we paid a dividend of (euro)0.135 per share, of which
(euro)0.09 represented the net dividend and (euro)0.045 represented the French avoir fiscal tax credit.

      The changes in our dividends over the last several years corresponds with our Board's policy of adjusting our dividend in relation to the results of our operations and the pay-out ratios (the amount of dividends compared to net earnings before goodwill amortization) and yields (the amount of dividends compared to the share price on the last day of the previous fiscal year) of our principal competitors.

Treasury policies

      Our policy is for our subsidiaries worldwide to hold cash and highly liquid investments in the currency of their principal operating expenses.

      Where permitted by applicable law, preference is given to holding cash in interest bearing accounts that offer returns in line with monetary indices.

      Our policy is to implement cash pooling arrangements among our subsidiaries in the countries in which the size of our operations justifies these arrangements. These pooling arrangements are intended to reduce bank financing and optimize interest income in these countries.

      For a discussion of our use of derivative securities in connection with foreign currency and interest rate risk as of December 31, 2005, see "Item 11. Quantitative and Qualitative Disclosure About Market Risk" and Note 20 to our 2005 consolidated financial statements included in this annual report.

Material commitments for capital expenditures

      The Company had not entered into any material commitments for capital expenditures as of December 31, 2005.

Trend Information

      In 2005, no major changes occurred in the communications consulting market in terms of the main players.

      Media advertising spending is estimated at $404 billion for 2005 worldwide (source: ZenithOptimedia press release of December 5, 2005).

      This market is shared by the media (television, radio, print, display media, cinema, internet, and new media), communications consulting agencies and all stakeholders in the production of advertising campaigns, such as actors and models, directors, producers and photographers.

      The communications consulting market is broken down by major region as follows (according to ZenithOptimedia):

         -----------------------------------------------------------
         North America:                                         43%
         -----------------------------------------------------------
         Europe:                                                27%
         -----------------------------------------------------------
         Asia - Pacific:                                        20%
         -----------------------------------------------------------
         South America:                                          5%
         -----------------------------------------------------------
         Africa/Middle East/Rest of the world:                   5%
         -----------------------------------------------------------
         Total:                                                100%
         -----------------------------------------------------------

      ZenithOptimedia anticipates advertising spending growth in the global media market of 5.9% in 2006, following estimated growth of 4.8% in 2005. Growth in the world's leading market is expected once again to accelerate with a growth of 5.1% expected in North America following growth of 3.0% in 2005 and 6.1% in 2004. Europe is expected to follow this trend with 4.6% estimated growth for 2006. The rest of the world is a expected to act as a growth driver with 6.0% growth expected in Asia Pacific which now represents 20% of global media advertising expenditure, 8.1% growth in Latin America and 16.3% growth for the rest of the world. According to estimates from ZenithOptimedia, marketing services totaled $414 billion in 2005, slightly more than media advertising expenditure alone. According to ZenithOptimedia, the growth of this market should be identical to that of media advertising expenditure alone.

      Revenues of communications consulting agencies is becoming less correlated with overall growth in media advertising spending. With respect to media investments, agency revenues are more structured on fees than on commissions, with the exception of media buying which generally continues to operate on a commission basis. Fees are by their nature a more stable source of revenues (whether increasing or decreasing) than commissions directly tied to media investment. At the same time, a growing proportion of communications consulting revenues is generated from marketing services.

      With revenues of (euro)1,461 million for the year ended December 31, 2005, we ranked 6th worldwide among leading communications consulting firms, according the annual reports filed by our principal competitors.

Contractual obligations

Commercial commitments

      The following table summarizes our commercial commitments at December 31, 2005:

           Commercial
 Commitments Given (in (euro)
            million)
                                                   Less than                                         More than
                                      Total         1 year          1-3 years        3-5 years        5 years
Security for media space buying         11             2                8               --                1

Marketing rights                        14             6                6                2               --

Guarantees related to business
disposed of                             65            --               --               43               22

Other commitments                      119             6                1               --              112

Total                                  209            14               15               45              135

      Security for media space buying. In certain countries, particularly in the United Kingdom and Asia, media space buying operations carried out by agencies are guaranteed by the parent company, as required by local practices. The security provided is reflected in the table.

      Marketing rights. Marketing rights reflects commitments related to one of our subsidiaries that acquires exclusive marketing rights from soccer clubs for periods generally ranging from one to seven years, and then re-sells those rights to sponsors. These marketing right agreements typically provide for payments to be made on a monthly basis during the exclusive marketing rights period. At December 31, 2005, the aggregate amount payable under these agreements was (euro)6.4 million, and our subsidiary had received commitments from sponsors for (euro)4.1 million.

      Guarantees related to business disposed of. In connection with our sales of companies and businesses, including sales as part of the reorganization in 2004, we have given representations and warranties to the purchasers regarding the sold companies and businesses and agreed to indemnify the purchasers in certain circumstances. The amounts indicated in the table reflect our estimate of the maximum indemnification obligations under the terms of the relevant agreements. The indemnification obligations in these agreements are generally capped at the amount of the applicable sales price and limited in time to between one and two years following the date of sale, except for certain topics such as tax risks which generally extend for the relevant statute of limitations period (for example, seven years in the United Kingdom). As a result of the extended duration of the indemnification obligations related to these sales, the majority of these indemnification obligations have been classified as more than 5 years.

      Other commitments. In order to allow our subsidiaries in the United Kingdom to use electronic banking payment systems, we were required to provide guarantees to certain banks in an aggregate amount of (euro)108.4 million.

Other contractual obligations and off balance-sheet arrangements

      The table below sets forth our other contractual obligations, including off-balance sheet arrangements, as of December 31, 2005:


Payments due per period                                   Less than                                    More than
(in (euro) million)                            Total        1 year      1-3 years        3-5 years      5 years
-------------------------------------        -------      --------      ---------        ---------     ---------
OCEANEs                                         692           240             2             450              --
Long-term borrowings                            129            79            50              --              --
Other financial debt                              8             6             1              --               1
Stock option plans                               59             7             7              45              --
Operating leases                                497            95           153             113             136
Additional payments ("Earn-out")                 12             9             3              --              --
Purchase of minority interests                   69            44            23               2              --
Indemnity for conscience clause                  12            12            --              --              --
Total                                         1,478           492           239             610             137

      Estimated obligations under earn-outs/buy-outs. As noted above, in connection with business combinations, we typically enter into agreements with some or all of the selling shareholders or the selling entity that provide for future "earn-out" payments and, in the case of partial acquisitions, put and call "buy-out" payments. The earn-out and buy-out payments are generally based upon a formula using a multiple of future earnings, with the multiple in some cases increasing when organic growth or profitability exceed specified thresholds. In determining the estimated obligations under both earn-outs and buy-outs, the applicable earn-out or buy-out formula has been applied to the latest available earnings data or estimates. The payment date for our buy-out obligations has been assumed to be the date the applicable buy-out put provision can first be exercised, or in less than one year if the buy-out obligation first becomes exercisable when the minority shareholder leaves our employ. We can provide no assurance, however, that these estimated obligations will not be exceeded in any specified period.

      Stock option plan obligations, Some of our subsidiaries have granted stock options to some of their employees with respect to the stock of the applicable subsidiary. In some cases the strike price is based on a multiple of current earnings of the subsidiary at the award date (the "Multiple"). Such options are generally exercisable five to seven years after the award date and require continuing employment. The parent companies of such subsidiaries have the option to buy back the shares if and when acquired by the employees and the employees have the option to put these shares to such parent companies. The buyback price is generally based upon the Multiple applied to the earnings level of the subsidiary when the option is exercised. The employees are required to put the shares to such parent companies when they leave the subsidiary. In determining the estimated obligations under these stock option plans, the applicable multiple has been applied to the latest available earnings data or estimates.

      In some other cases, both exercise price and repurchase price by the parent company are determined at fair market value and the employees are required to keep the issued shares during a six months, minimum period after the options are exercised. The estimated obligations under these stock option plans have been determined using the fair market value at the closing date.

      On September 29, 2004, 104,733 options were also granted to subscribe for shares of its subsidiary Euro RSCG SA to 35 managers and employees of Euro RSCG SA Group. These options will be exercisable under certain conditions of performance and the continuing employment of the beneficiaries over the vesting period, and will be either vested partly in September 2008 or entirely in September 2009. The beneficiaries undertook to sell to Havas SA, and Havas SA to buy the Euro RSCG SA shares issued when options are exercised in exchange for Havas SA shares for an equivalent value of Euro RSCG SA shares issued. Under U.S. GAAP, such plans are performance plans and variable plan accounting is required. Accordingly, the Company makes an interim measurement of compensation at the end of each period based upon the most recent available earnings data and allocates such costs to expenses over the period from award date to exercise date.

      These purchase agreements were signed on June 8, 2005, the day before the Company's shareholders annual meeting on June 9, 2005, where they were not brought up. On March 10, 2006, the Board of Directors was informed of this plan. The Board of Directors shall re-examine their provisions in 2006.

      Today, assuming the forecasted performances of Euro RSCG SA Group from 2006 to 2008 are in line with those achieved in 2005, we estimate the number of Havas SA shares to be exchanged, net of subscription exercise price, would amount to approximately (euro)45 million. This amount is likely to vary depending on the rate of revenue, organic growth and operating margin achieved in the financial years 2006 to 2008. If the average performances of organic growth and average operating margin were to decrease one percentage point, compared to the estimates used in the assumptions set forth above, the amount to be paid could amount to (euro)25 million. On the contrary, if such rates were to increase one percentage point compared to the estimates used in the assumptions set forth above, the amount to be paid could amount to (euro)56 million. A mechanism is implemented for limiting the payment to approximately one-third of the cumulative operating margin of the Euro RSCG SA group over the period from 2004 to 2008. These options are accounted for according to APB25.

      OCEANEs. OCEANEs reflects the aggregate principal amount outstanding as of December 31, 2005 under our OCEANEs, together with accrued premium and interest on these bonds through maturity, assuming no conversion, exchange or repurchase from January 1, 2005 through maturity. As our 2000 OCEANEs were redeemed at maturity on January 1, 2006, obligations relating to these bonds are not reflected in the above table.

      Conscience clauses. The employment contract for one of our executives includes a "Conscience clause" that may be exercised until December 21, 2006 in the event of the departure of the former Chairman and Chief Executive Officer. Exercising this clause would entitle the executive to compensation equal to his contractual severance pay, amounting to approximately (euro)3 million.

      In addition, eleven of our managers similarly benefit from conscience clauses that they may exercise within a period of three to six months following the departure of their division's managing director. These clauses grant managers the right to receive compensation equal to the amount to which they would be entitled in the event of a severance commitment. If these eleven managers were to exercise their rights under these conscience clauses in the event of the departure of their division's managing director, the total amount of compensation due to them would amount to approximately (euro)9 million.

      To the knowledge of our group's executives who are contesting their legal value, there are no other conscience clauses.

Future cash needs

      To meet short-term liquidity needs (less than one year), a significant amount of cash (602.8 million), is available, as well as undrawn credit facilities totaling 150.0 million at December 31, 2005.

      In making this determination, we have taken into account expected near-term uses of cash, including working capital, capital expenditures (including acquisitions), debt service, contractual obligations and dividend payments. In addition, we expect to be able to renew our existing lines of credit or enter into new lines of credit if necessary.

      We will be required to pay (euro)468 million when our 2002 OCEANEs mature on January 1, 2009, assuming no conversion, exchange or repurchase prior to maturity. We redeemed our 2000 OCEANEs at maturity on January 1, 2006 for an aggregate amount of (euro)219.1 million.

Continuing interest in WCRS Limited

      On April 1, 2004, we sold an indirect 75.1% interest in WCRS Limited to the management of WCRS Limited and other investors. We retained a 24.9% interest in WCRS, which was accounted for using the equity method until November 2005, on which date we sold our remaining 24.9% interest.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Our board of directors

      In accordance with French law, our affairs are managed by our board of directors and a chief executive officer, who has full authority to manage our affairs and has broad powers to act on our behalf within our corporate purpose and to represent us in dealings with third parties, subject only to the powers expressly reserved to our board of directors or our shareholders by law, our bylaws or by decision of our board of directors or our shareholders. See "Item 10B Additional Information--Memorandum and Articles of Association".

      Under our bylaws, our board of directors must consist of between three and 18 directors. The board of directors appoints a chairman from among its members, who is responsible for organizing and directing the board's proceedings. Our board of directors currently consists of 16 directors. At our annual meeting of shareholders held on June 9, 2005, Mr. Thierry Meyer was not re-elected to our board and Mrs. Laurence Parisot(1) and Mr. Pierre Bouchut and the four nominees proposed by Bollore Medias Investissements (Bollore

Investissement, represented by Mr. Cedric de Bailliencourt, Bollore Medias Investissements, represented by Mr. Marc Bebon, Mr. Vincent Bollore and Mr. Thierry Marraud) were elected to our board. Our bylaws provide that each director is elected for a term of three years, and is eligible for re-election when the term expires. The board of directors has the power to appoint and remove the chairman and chief executive officer at any time.

(1) Pursuant to a letter dated June 8, 2006 and received by Havas on June 9, 2006, Laurence Parisot announced her resignation from the Board of Directors.

      There are no family relationships among our executive officers or directors, other than with respect to Leopoldo Rodes Castane, who is the father of Fernando Rodes Vila, and with respect to Cedric de Bailliencourt, who is the nephew of Vincent Bollore. Mr. Vincent Bollore indirectly controls Bollore Group, Bollore Investissement and Bollore Medias Investissements. According to a
Schedule 13D (Amendment No. 6) filed with the Securities and Exchange Commission on January 18, 2006, Bollore Investissement indirectly controls Bollore Medias Investissements. See "Item 7 - Major Shareholders and Related Party Transactions."

      Set forth in the table below is information regarding the members of our board of directors as of the date hereof.

                                                                                                  Term Expires
                                                                                                    (date of
                                                                                      Director    shareholders'
        Name           Age        Principal Occupation          Business address        Since       meeting)
-----------------------------------------------------------------------------------------------------------------
Mr. Vincent Bollore     54      Chairman of the Board of      Tour Bollore, 31/32,      2005          2008
                                       Directors              quai de Dion Bouton
                                                                  92800 Puteaux
-----------------------------------------------------------------------------------------------------------------
Mr. Jacques Seguela     72        Vice-President Chief       2, allee de Longchamp      1992          2008
                                 Creative Officer Chief          92150 Suresnes
                              Communication Officer Havas

 Mr. Ed Eskandarian     69      Vice-President Chairman      101 Huntington avenue      2000          2007
                                Chief Executive Officer      Boston MA 02199 (USA)
                               Arnold Worldwide Partners

 Mr. Fernando Rodes     45      Chief Executive Officer      2, allee de Longchamp      2001          2006
        Vila                                                     92150 Suresnes

   Mr. Cedric de        36    Permanent representative of     Tour Bollore, 31/32       2005          2008
   Bailliencourt                 Bollore Investissement       quai de Dion Bouton
                                                                   92800 Puteaux
   Mr. Marc Bebon       58    Permanent representative of     Tour Bollore, 31/32,      2005          2008
                                     Bollore Medias           quai de Dion Bouton
                                    Investissements              92 800 Puteaux

 Mr. Pierre Bouchut     50     Chief Financial Officer of     43-45, bld Franklin       2005          2008
                                    Schneider Group                Roosevelt
                                                             92500 Rueil Malmaison

     Mr. Michel         60    Vice-President of Gallimard   5, rue Sebastien Bottin     1997          2008
 Boutinard Rouelle                       Group                    75007 Paris

 Mr. Richard Colker     60     Managing Partner, Colker,         6 Pelham Place         1995          2006
                                     Gelardin & Co           London SW72NH (United
                                                                    Kingdom)

 Mr. Pierre Lescure     60     Chairman and CEO Anna Rose      c/o Endemol France       1994          2007
                                       Production              10, rue Torricelli
                                                                  75017 Paris

                                                                                                  Term Expires
                                                                                                    (date of
                                                                                      Director    shareholders'
        Name           Age        Principal Occupation          Business address        Since       meeting)
-----------------------------------------------------------------------------------------------------------------
Mr. Thierry Marraud     64     Chief Financial Officer of     Tour Bollore, 31/32,      2005          2008
                                     Bollore Group            quai de Dion Bouton
                                                                   92800 Puteaux

   Mrs. Laurence        46       Chairman of the Medef       6-8, rue Eugene Oudine     2005          2008
      Parisot(1)                    Chairman of IFOP              75013 Paris

    M. Alain de         60        Chairman of the CFII       9, rue Maurice Mallet      1989          2006
     Pouzilhac                      management board             92798 Issy les
                                                                Moulineaux Cedex

 Mr. Leopoldo Rodes     71     Chairman of the MPG Board       Escoles Pies 118,        2001          2007
      Castane                        of Directors           08017 Barcelona (Spain)

Mr. Patrick Soulard     54       Deputy Chief Executive         17, cours Valmy         1999          2007
                               Officer of the Investment       Paris la Defense 7
                               Banking Division, Societe      Valmy 92972 Paris La
                                        Generale                 Defense Cedex

 Mr. Clement Vaturi     65    Permanent representative of      119, rue de Paris        1988          2007
                                    Societe Centrale             92100 Boulogne
                               Immobiliere et Fonciere -
                                         SOCIF

(1) Pursuant to a letter dated June 8, 2006 and received by Havas on June 9, 2006, Laurence Parisot announced her resignation from the Board of Directors.

The following directors' and officers' terms have come to an end:

Mr. Alain Cayzac, director, resigned from the Board of Directors on March 10, 2006. He served as our Chief Communications Officer until December 31, 2005.

Mr. Jacques Herail served as Executive Vice-President until June 21, 2005 and the Group's Chief Financial Officer until November 25, 2005.

Mr. Thierry Meyer served as director from 1995 to 2005. From 1995 to 2002, Mr. Meyer served as a director of several multinational companies, mainly in the communications sector.

Mr. Jacques Mayoux, who had served as a director since 1988, resigned on January 20, 2006. Mr. Mayoux is Vice Chairman of Goldman Sachs Europe and Honorary Chairman of Societe Generale.

Mr. Alain de Pouzilhac served as our Chairman and Chief Executive Officer until June 21, 2005. Mr. de Pouzilhac indicated that he did not wish to propose the renewal of his appointment to the board of directors at the general shareholders' meeting convened on June 12, 2006.

Mr. Philippe Wahl served as our Chief Executive Officer from July 12, 2005 to March 10, 2006.

The following are summary biographies of each of the members of our board of directors and our principal executive officers:

      o     Vincent Bollore
            Director since June 2005, Chairman of the Board of Directors since July 12, 2005.
            Mr. Vincent Bollore, industrialist, is Chairman of the Board of Directors of Bollore Investissement and Financiere de l'Odet, and Chairman and CEO of Bollore SA. He is a director of Natexis Banques Populaires, Vallourec, Mediobanca, Generali France and also advisor to Banque de France.

      o     Jacques Seguela
            Director since June 1992.
            Jacques Seguela, who holds a Ph.D. in Pharmacy, began his career as a reporter for Paris Match, then for France Soir. In 1969, he created RSCG, which merged with Eurocom in 1992 to form Euro RSCG Worldwide, today known as Havas, where he became Vice-President and Chief Creative Officer. He is the author of numerous books on advertising and has been involved in political campaigns in France and abroad.

      o     Ed Eskandarian
            Director since September 2000.
            A graduate of Villanova and Harvard Universities, Ed Eskandarian began his career as a scientist with NASA. In 1971, he became Senior Vice-President of the Humphrey Browning MacDougall advertising agency where he was appointed Chairman and CEO in 1981. When the agency was acquired by London-based WCRS, he became Chairman and Chief Executive of the new entity. In 1990, he decided to launch his own communications agency and acquired Arnold & Co. He joined the Havas group in 2000 following the acquisition of Snyder, becoming Chairman and Chief Executive Officer of the new division, Arnold Worldwide Partners.

      o     Fernando Rodes Vila
            Director  since January 2001,  Chief  Executive  Officer since March
            2006.
            After earning an economics degree from U.C. Berkeley, Fernando Rodes Vila began his career in finance in the capital markets department of Manufacturers Hanover Trust. In 1988, he joined Banco Espanol de Credito. Appointed Chief Executive Officer of Media Planning SA in 1994, he, along with his brother Alfonso and the managing team, helped to build the company into the leading media agency in Spain, Portugal and Latin America. When Media Planning SA joined the Havas Group in 1999 to form the Media Planning Group (MPG), Fernando became Chief Executive Officer of the new division. Fernando Rodes Vila was appointed our Chief Executive Officer on March 10, 2006.

      o     Cedric de Bailliencourt
            Permanent representative on the Board of Directors of Bollore Investissement, director since June 2005.
            Mr. de Bailliencourt is Chief Executive Officer of Bollore Investissement and of Financiere de l'Odet, and director of Equity Interests and Communications for the Bollore Group, which he joined in 1996. He is a graduate of the Institut d'Etudes Politiques de Bordeaux, and holds a DESS degree in Political and Social Communications from the Universite Paris I Sorbonne.

      o     Marc Bebon
            Permanent representative on the Board of Directors of Bollore Investissement, director since June 2005.
            Chairman of Bollore Medias Investissements, Marc Bebon is Chief Treasury and Financing Officer of Bollore Group, which he joined in 1982.

      o     Pierre Bouchut
            Director since June 9, 2005.
            Pierre Bouchut graduated from the HEC School of Management in Paris and holds a masters' degree in applied economic sciences from Paris Dauphine. In 1979 he began his career with Citibank Paris and then joined Bankers Trust France SA as Vice-President, Corporate Finance. In 1988, he became a consultant for Mc Kinsey & Company in the areas of Corporate Finance and Integrated Logistics. In 1990, he was hired as Chief Financial Officer of the Casino Group, which he left in 2005 when he was Director and Chief Executive Officer. Mr. Bouchut was recently appointed Chief Financial Officer of the Schneider group.

      o     Michel Boutinard Rouelle
            Director since March 1997.
            A graduate of the Institut d'Etudes Politiques de Paris (IEP) and the Ecole Nationale d'Administration (ENA), Mr. Boutinard Rouelle began his career in government and public affairs before becoming Advisor to the Prime Minister of France in 1986. After joining Vivendi Universal Publishing, a French media group, in 1989, he was appointed Chairman and Chief Executive Officer of its affiliate Havas Media Communication from 1995 to 1999. He served as Vice-Chairman of the Executive Committee of Vivendi Universal Publishing in 1997 and 1998. He became an independent consultant in 1999, then from June 2003 to September 2005, was Vice-President in charge of Print media for the La Poste group.

      o     Richard Colker
            Director since June 1995.
            A graduate of Michigan State University, Richard Colker began his career in 1969 in the Finance Department of Wells Fargo Bank. From 1976 to 1983, he served as Vice-President of Banque de la Societe Financiere Europeenne, a French financial institution. From 1983 to 1990, he was Managing Director, Investment Banking and member of the Management Committee of the investment bank Kidder Peabody International Ltd., and of two of its affiliates. He served as our Chairman and Chief Executive Officer from June 21 to July 12, 2005. He is currently Managing Partner of Colker, Gelardin & Co., a private investment company.

      o     Pierre Lescure
            Director since June 1994.
            A graduate of the Paris Centre de Formation de Journalistes, Pierre Lescure started his career as a radio journalist. He then moved into television, where he held a variety of positions. In 1984, he participated in the launch of France's first private TV channel, Canal+, becoming Chief Executive Officer in 1986. Then in 1994, he was appointed Chairman and CEO of the Canal+ group and, in 2001, Chief Operating Officer of Vivendi Universal. He left Vivendi Universal and the Canal+ group in April 2002. In November of the same year, he was elected to the Board of Directors of Thomson Multimedia. He is currently Chairman and Chief Executive Officer of Anna Rose Productions.

      o     Thierry Marraud
            Director since June 2005.
            Thierry Marraud was Chief Financial Officer of Saint-Gobain, then a member of the Executive Committee of Credit Lyonnais (1995-2000) and Chairman of the Board of Directors of Marsh S.A., the French subsidiary of Marsh Inc., world leader in insurance brokerage and risk management (2000-2002). Thierry Maraud is currently Chief Financial Officer of the Bollore Group.

      o     Laurence Parisot
            Director since June 2005.
            Laurence Parisot holds a Masters in Public Law and a DEA (equivalent to an M-Phil) in Politics and is also a graduate of the Institut d'Etudes Politiques de Paris. She began her career in 1985 as a researcher. In 1986, she became Chief Executive Officer of the Institut Louis Harris France. In addition to her duties as Chairwoman of the French Institute of Public Opinion, a position she has held since 1990, Ms. Parisot has served as Chairman of the MEDEF (Mouvement des Entreprises de France) since July 2005, a federation of French businesses. Ms. Parisot has also been a member of the supervisory board of Eurodisney SCA since 2000 and of Michelin SCA since 2005.

            Pursuant to a letter dated June 8, 2006 and received by Havas on June 9, 2006, Laurence Parisot announced her resignation from the Board of Directors.

      o     Alain de Pouzilhac
            Director since June 1989.
            Alain de Pouzilhac began his career at Publicis Conseil, a French advertising company, in 1969 as an Assistant Account Executive. In 1970, he joined the French advertising company DDB as Account Executive, later becoming Account Supervisor. In 1975, he was appointed Chief Executive Officer of Havas Conseil, a subsidiary of Eurocom later named HCM, then HDM, becoming Chairman and Chief Executive Officer in 1982. In 1989 he was appointed Chairman and Chief Executive Officer of Eurocom, today known as Havas, where he remained until June 21, 2005. At the end of 2005, he was appointed Chairman of the Management Board of CFII.

      o     Leopoldo Rodes Castane
            Director since May 2001.
            A graduate of Barcelona University, Leopoldo Rodes established the Tiempo advertising agency in 1958 where he served as Chairman and Chief Executive Officer until 1984. In 1985, he was named Chairman of "Barcelona 92," the organization he founded to support Barcelona's bid for the 1992 Summer Olympic Games and he went on to become a member of the Barcelona Summer Olympic Games executive committee from 1986 to 1992. From 1994 to 1996, he was a member of the international advisory board of Repsol, a Spanish oil company, and was Vice-Chairman of the Spanish bank Urquijo until 2004.

            In 1978, he became founding Chairman of Media Planning SA, a company we acquired in 2001. Since 1999, he has been Chairman of the Spanish group Media Planning Group. He is also Chairman of the Fundacio Museu d'Art Contemporani of Barcelona.

      o     Patrick Soulard
            Director since December 1999.
            A graduate of the Institut d'Etudes Politiques de Paris and the Ecole Nationale d'Administration, Patrick Soulard began his career in government, holding various positions in the Ministry of Finance from 1977 to 1986. In 1986, he joined BNP where he held the positions of Financial Affairs Director, CEO of Banexi and member of the BNP General Management Committee. In 1996, he joined Societe Generale as Senior Banker. He is currently Deputy Chief Operating Officer of Banque de Financement et d'investissement Societe Generale.

      o     Clement Vaturi
            Representative of SOCIF, Havas Director since August 1988.
            A graduate of the Massachusetts Institute of Technology, Clement Vaturi has served as Chairman of the Board of Directors of Societe Immobiliere Hoteliere since 1983 and the Chairman and Chief Executive Officer of its subsidiary, SOCIF, since 1984.

Executive committees

      Our executive committee is currently composed of the following members

Mr. Fernando Rodes Vila             Chief Executive Officer
Mr. Jacques Seguela                 Vice-President
Mr. Ed Eskandarian                  Vice-President
Mr. Remi Babinet                    Chief Creative Officer of Euro RSCG
Ms. Mercedes Erra                   Executive Co Chairman of Euro RSCG
Mr. Stephane Fouks                  Executive Co Chairman of Euro RSCG
Mr. David Jones                     Global CEO Euro RSCG
Mr. Herve Philippe                  Chief Financial Officer

Mr. Vincent Bollore, Chairman of the Board, also attends the meetings of the executive committee.

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

      Investments committee. The investments committee, created in July 2005, is responsible for agreeing on proposed investments to be made by the group, and provides a report to the Board of Directors to this effect.

Our audit committee

      Our board of directors has a standing audit committee. The purpose of the audit committee is to:

      o make recommendations concerning the engagement of independent public accountants;

      o review with our management and independent public accountants the plans for, and scope of, the audit procedures to be utilized and results of audits;

      o approve the professional services provided by the independent public accountants;

      o     approve all related  party  transactions;  and

      o     review the adequacy and effectiveness of our internal controls.

      The members of our audit committee are Mr. Pierre Bouchut, Chairman; Ms. Laurence Parisot, and Mr. Michel Boutinard Rouelle, who are considered
"independent" under NASDAQ independence criteria as well as under the independence criteria of the French report of the working group chaired by Daniel Bouton, "Promoting Better Corporate Governance in Listed Companies," which we refer to as the Bouton Report.

      Pursuant to a letter dated June 8, 2006 and received by Havas on June 9, 2006, Laurence Parisot announced her resignation from the Board of Directors. As a result of Ms. Parisot's resignation, our Audit Committee currently does not meet the audit committee composition requirements set forth in NASDAQ Marketplace Rule 4350(d)(2), which requires issuers to have an audit committee of at least three members. The Company is currently searching for a replacement board member to serve on the audit committee.

      In 2005, two members left the audit committee because they were no longer considered "independent" pursuant to the independence criteria of the Bouton report and NASDAQ: Mr. Richard Colker, due to his duties as our Chief Executive Officer, a position he held from June to July 2005, and Mr. Clement Vaturi, due to the duration of his position as director. In addition to the three members of the audit committee, audit committee meetings are attended by the Chief Executive Officer, the Chief Financial Officer, and those of our legal and financial officers whose presence may be required for purposes of advising the audit committee. The audit committee met seven times in 2005. In addition to the publication of the financial statements, the Committee considered the following issues:

      - the completion of the 2005 Internal Audit Plan and discussion of the 2006 Internal Audit Plan, a review of resources and the 2006 budget for the Internal Audit;

      - the progress of the Helios project intended to prepare the Group for compliance with the requirements of the French Financial Security law and the Sarbanes Oxley Act (Section 404) regarding internal controls.

      - the monitoring of our compliance with financial covenants in some of our credit agreements;

      - approval of the missions performed by and a review of the fees allocated to the auditors;

      - review and approval of transactions with affiliated parties;

      - review of the most significant litigation and the provisions set aside for such litigation; and

      - a review of cases reported through whistleblowing procedures.

Our Compensation and Selection Committee

      By decision dated March 10, 2006, the board of directors terminated the functions of the Compensation and Selection Committee.

Compensation of Havas SA directors and officers

      Components of compensation packages. The compensation packages of Havas SA's executive officers comprise a fixed salary, an annual bonus, a long-term incentive payment (for a minority of executives) and stock options.

      1) Fixed salary. Fixed salaries are determined by reference to market rates of pay for comparable positions. No salary increases have been awarded to our executive officers for 2005.

      2) Annual bonus. Annual bonuses are determined based primarily on quantitative criteria determined in accordance with IFRS, such as:

      o Operating margin (earnings before interest, taxes and goodwill amortization expressed as a percentage of revenue);

      o     Organic growth; and

      o     Cash criterias as free cash flow, and working capital requirements.

      These targets are set at either group or division level, depending on the executive's position in the organization. Annual bonuses are also partially based on both quantitative and qualitative non-financial criteria.

      Depending on the executive's position and the division, the total annual bonus, assuming that all the targets are met, represents between 50% and 100% of the individual's salary. If the targets are exceeded, the bonus may represent up to a maximum of 200% of base salary.

      3) Long-term Incentive Plan

      Following the departures of Messrs. de Pouzilhac,  Herail and Heekin,  the
long-term   incentive  plan  from  which  these  directors  benefited  has  been terminated.

      4) Stock options.

      We did not grant any stock options in 2005, nor did we award any bonus shares.

      Directors' fees

      As of 2005, regulatory changes limiting the use of shares repurchased under our share buyback program will no longer permit payment of director's fees with Havas treasury shares. Directors' fees are now therefore paid entirely in cash. In 2005, the distribution of director's fees as approved by the meeting of the board of directors on March 10, 2006, amounted to (euro)1,000 per year and per director, and (euro)5,000 for the Chairman of the Audit Committee. Our employee directors do not receive director's fees.

      The tables below set forth information with respect to gross compensation for each of our directors and executive officers for 2005, which includes all regular compensation, benefits in kind and contingent or deferred compensation accrued in 2005, even if payable at a later date.

-------------------------------------------------------------------------------------------------------------------------
                                                       Variable            Other               Havas
(in euros)                         Base Salary     Compensation     Compensation     Directors' Fees          Total 2005
-------------------------------------------------------------------------------------------------------------------------
Executive Directors
-------------------------------------------------------------------------------------------------------------------------

Jacques Seguela                        450,000          900,000            4,937              N/A              1,354,937
-------------------------------------------------------------------------------------------------------------------------

Ed Eskandarian **                      602,517          321,342           39,314              N/A                963,173
-------------------------------------------------------------------------------------------------------------------------

Fernando Rodes Vila                    600,000        1,155,934          215,531              N/A              1,971,465
-------------------------------------------------------------------------------------------------------------------------

Leopoldo Rodes Castane                 700,000          326,250          283,113              N/A              1,309,363
-------------------------------------------------------------------------------------------------------------------------

Philippe Wahl*                         236,111           56,000            2,383              N/A                294,494
-------------------------------------------------------------------------------------------------------------------------

Subtotal                             2,588,628        2,759,526          545,278                               5,893,432
-------------------------------------------------------------------------------------------------------------------------

Former executive directors
-------------------------------------------------------------------------------------------------------------------------

Alain de Pouzilhac                     471,234       N/A               4,951,718              225              5,423,177
-------------------------------------------------------------------------------------------------------------------------

Alain Cayzac                           446,951       N/A                  41,894              N/A                488,845
-------------------------------------------------------------------------------------------------------------------------

Jacques Herail                         678,553       N/A                  39,818              N/A                718,371
-------------------------------------------------------------------------------------------------------------------------

TOTAL                                4,185,366        2,759,526        5,578,708              225             12,523,825
-------------------------------------------------------------------------------------------------------------------------

* Compensation pro-rated based on attendance between July 12 and December 31, 2005.

** Amounts paid in U.S. dollars have been converted to euros at the 2005 average exchange rate of (euro)1 = $1.2448.

        ------------------------------------------------------------------------
                                       Directors'          Other
                    (in euros)               Fees   Compensation     Total 2005
        ------------------------------------------------------------------------

        Non-executive directors
        ------------------------------------------------------------------------
        Vincent Bollore                      445                            445
        ------------------------------------------------------------------------
        Bollore Investissement               445                            445
        ------------------------------------------------------------------------
        Bollore Media Investissements        445                            445
        ------------------------------------------------------------------------
        Pierre Bouchut                     2,480                          2,480
        ------------------------------------------------------------------------
        Michel Boutinard-Rouelle           1,000                          1,000
        ------------------------------------------------------------------------
        Richard Colker                     3,860          40,000 (1)     43,860
        ------------------------------------------------------------------------
        Pierre Lescure                       670                            670
        ------------------------------------------------------------------------
        Thierry Maraud                       445                            445
        ------------------------------------------------------------------------
        Jacques Mayoux                       445                            445
        ------------------------------------------------------------------------
        Thierry Meyer                        560                            560
        ------------------------------------------------------------------------
        Laurence Parisot(2)                  115                            115
        ------------------------------------------------------------------------
        SOCIF                                890                            890
        ------------------------------------------------------------------------
        Clement Vaturi                        --                             --
        ------------------------------------------------------------------------
        Patrick Soulard                      890                            890
        ------------------------------------------------------------------------
        TOTAL                             12,690          40,000         52,690
        ------------------------------------------------------------------------

----------
(1) Richard Colker served as Chairman and CEO of Havas from June 21, 2005 to July 12, 2005, on which date Vincent Bollore was appointed Chairman of the Board of Directors and Philippe Wahl was appointed Chief Executive Officer of Havas.

(2) Pursuant to a letter dated June 8, 2006 and received by Havas on June 9, 2006, Laurence Parisot announced her resignation from the Board of Directors.

      Certain of our officers and directors benefit from special benefits pursuant to their employment agreements with us. These are summarized as follows:

      Philippe Wahl. Philippe Wahl was appointed as our Chief Executive Officer on July 12, 2005 and ceased his functions on March 10, 2006. Mr. Wahl had been assigned a chauffeur-driven company vehicle.

      Jacques Seguela. Jacques Seguela had signed a services agreement with us which will come into effect when he retires. The agreement was valid for 24 months and renewable at our option. Pursuant to this agreement, Jacques Seguela would have received fixed fees of (euro)80,000 excluding VAT per quarter as well as variable fees that may amount to (euro)128,000 excluding VAT. Mr. Seguela might have also received up to (euro)130,000 for generating new business. This agreement was terminated as of May 4, 2006. Jacques Seguela's employment agreement also includes a 24-month non-compete clause during which he is to be paid 50% of the average of the fixed and variable compensation owed by Havas under the last calendar year in which his agreement will end. However, the Company reserves the right to release Mr. Seguela from this obligation and, should that occur, not pay him the non-compete indemnity. Jacques Seguela's employment agreement included a conscience clause under which he was entitled to claim two years of his total salary in the event of a significant change in management unilaterally decided by the Company, including termination or non-renewal of the office of the Chairman and CEO of the Company. This clause could have been exercised within six months after the occurrence of the above-mentioned events. Jacques Seguela did not exercise this conscience clause following the departure of Alain de Pouzilhac from his post as Chairman and Chief Executive Officer. Mr. Seguela also benefits from a chauffeur-driven company vehicle.

      Ed Eskandarian. Ed Eskandarian has signed a services agreement with us which will come into effect when he retires. This agreement is valid for 36 months and stipulates compensation of $500,000 per year. In the event of a breach of his employment agreement, Mr. Eskandarian will be entitled to his full compensation until January 31, 2007, with a guaranteed minimum of six months compensation. Mr. Eskandarian's fringe benefits also include club fees and payment of supplementary health and disability plans.

      Leopoldo Rodes. In the event of a termination of the employment agreement signed with Media Planning Group, Leopoldo Rodes will be entitled to an indemnity representing two years of his total annual compensation. His agreement (which is regulated by Spanish law) includes a conscience clause under which he can claim two years of his total salary in the event of termination or non-renewal of the duties of Alain de Pouzilhac. This clause has been extended to December 31, 2006. His conscience clause is also triggered by a significant change in the shareholding of Media Planning Group which would result in a replacement of management bodies or a change of its principal business. Mr. Rodes also benefits from a supplementary disability and health plan.

      Fernando Rodes. In the event of a termination of his employment agreement with Media Planning Group, Fernando Rodes will be entitled to an indemnity representing two years of his total annual compensation. Following his appointment as our Chief Executive Officer on March 10, 2006, Fernando Rodes waived in full his conscience clause. In addition, his expatriation expenses are refunded in an amount of (euro)75,000 per year, and he benefits from a defined-benefit supplementary retirement plan to which we contribute
(euro)60,000 per year. Mr. Rodes also benefits from a chauffeur-driver company vehicle.

      Alain de Pouzilhac. Alain de Pouzilhac served as our Chairman and Chief Executive Officer until June 21, 2005. The line item "Other Compensation" in the table above includes total indemnities paid to him at the end of his term of office in an amount of (euro)4,384,615. In addition, Mr. de Pouzilhac signed a non-compete agreement for a period of 36 months as from his departure. Therefore, he will receive an overall gross indemnity of (euro)3,392,000, and has already received a gross indemnity of (euro)565,333, reflected in "Other Compensation" in the above table. The Company has set aside provisions for the outstanding balance of (euro)2,826,667 (reflecting a gross up to cover social charges the company will be required to pay on the indemnity). Finally, Mr. Pouzilhac cashed out a supplementary retirement plan we established in 1978 and in respect of which we stopped paying contributions as from January 1, 1992.

      Alain Cayzac. Alain Cayzac's employment agreement terminated on December 28, 2005. He remained one of our directors until his resignation on March 10, 2006. Mr.Cayzac signed a non-compete agreement for a period of 24 months as from his departure. Accordingly, Alain Cayzac will receive an overall gross indemnity of (euro)924,000. Since the payments for this indemnity began in January 2006, they have not been recorded in "Other Compensation" in the table above. The Company has set aside provisions for this indemnity (increased by social security contributions). An amount equal to (euro)37,500 set forth in "Other Compensation" in the table above corresponds to the payment of statutory paid leave. The circumstances relating to the termination of Mr. Alain Cayzac's employment are the subject of litigation. Please see "Item 8A7 -- Legal Proceedings".

      Jacques Herail. Jacques Herail served as Executive Vice-President until June 21, 2005. He also served as Chief Financial Officer until November 25, 2005. In the table above, (euro)34,511 of the amount recorded in "Other Compensation" corresponds to payment of statutory paid leave. The circumstances relating to the departure of Mr. Jacques Herail are the subject of litigation. Please see "Item 8A7 -- Legal Proceedings".

      In addition to contributions to defined contribution retirement plans, as of December 31, 2005, amounts accrued for retirement or similar benefits for our directors and executive officers totaled (euro)1.6 million.

      Options of Executive Officers of Havas Exercised in 2005

-----------------------------------------------------------------------------------------------------------------
                              Number of options      Purchase or      Issuing           Exercise
         Optionees                exercised         Subscription      Company            Price             Plan
-----------------------------------------------------------------------------------------------------------------
Alain de Pouzilhac                 796,848            Purchase         Havas          (euro)4.05        06/19/1997
-----------------------------------------------------------------------------------------------------------------
Alain de Pouzilhac                 109,690          Subscription       Havas          (euro)3.67        07/04/2003
-----------------------------------------------------------------------------------------------------------------

Share ownership

      As of December 31, 2005, all our directors and executive officers as a group, comprising 19 persons, beneficially owned 119,782,379 shares, or 27,9% of our outstanding shares (including 119,039,744 shares, or 27,7% of our outstanding shares, held by Mr. Bollore, Bollore Medias Investissements and Bollore Investissement, which includes 16,929,649 shares beneficially owned by CSCS Limited that Bollore Medias Investissements may be considered to beneficially own), but not including 9,393,989 shares, which represented approximately 2.2% of our outstanding shares on that date, owned by companies controlled by the families of Leopoldo Rodes Castane and Fernando Rodes Vila. As of that date, none of our other directors or executive officers beneficially owned more than 1% of our outstanding shares.

      The table below shows the shareholdings and stock options of our directors and executive officers as of December 31, 2005:

---------------------------------------------------------------------------------------------------------------
                                                         Outstanding stock options       Number of shares held
                                                               at 12/31/2005                  at 12/31/2005
---------------------------------------------------------------------------------------------------------------
Alain de Pouzilhac                                                       1,677,351                     123,277
---------------------------------------------------------------------------------------------------------------
Jacques Seguela                                                          1,518,807                       3,645
---------------------------------------------------------------------------------------------------------------
Fernando Rodes Vila                                                        747,530                     515,849
---------------------------------------------------------------------------------------------------------------
Ed Eskandarian                                                             615,908                       3,020
---------------------------------------------------------------------------------------------------------------
Alain Cayzac                                                               595,755                      23,805
---------------------------------------------------------------------------------------------------------------
Bollore Investissement                                                           0                       3,100
---------------------------------------------------------------------------------------------------------------
Bollore Medias Investissements                                                   0                 102,110,095
---------------------------------------------------------------------------------------------------------------
Vincent Bollore                                                                  0                       5,000
---------------------------------------------------------------------------------------------------------------
Pierre Bouchut                                                                   0                       3,000
---------------------------------------------------------------------------------------------------------------
Cedric de Baillancourt                                                           0                         100
(representative of Bollore Investissement)
---------------------------------------------------------------------------------------------------------------
Marc Bebon                                                                       0                         100
(representative of Bollore Medias Investissements)
---------------------------------------------------------------------------------------------------------------
Michel Boutinard Rouelle                                                         0                      24,029
---------------------------------------------------------------------------------------------------------------
Richard Colker                                                                   0                       4,011
---------------------------------------------------------------------------------------------------------------
Pierre Lescure                                                                   0                       5,925
---------------------------------------------------------------------------------------------------------------
Thierry Marraud                                                                  0                       3,100
---------------------------------------------------------------------------------------------------------------
Jacques Mayoux                                                                   0                       5,345
---------------------------------------------------------------------------------------------------------------
Laurence Parisot(1)                                                              0                       3,000
---------------------------------------------------------------------------------------------------------------
Leopoldo Rodes Castane                                                           0                       3,809
---------------------------------------------------------------------------------------------------------------
SOCIF                                                                            0                       5,705
---------------------------------------------------------------------------------------------------------------
Patrick Soulard                                                                  0                       6,815
---------------------------------------------------------------------------------------------------------------
Clement Vaturi                                                                   0                           0
(representative of SOCIF)
---------------------------------------------------------------------------------------------------------------
Philippe Wahl                                                                    0                           0
---------------------------------------------------------------------------------------------------------------
TOTAL                                                                    5,155,351                 102,852,730
---------------------------------------------------------------------------------------------------------------

(1) Pursuant to a letter dated June 8, 2006 and received by Havas on June 9, 2006, Laurence Parisot announced her resignation from the Board of Directors.

Employees and labor relations

      Our business is highly dependent upon the skills of our creative, research, media and account personnel and their relationships with our clients. Many of our employees have employment contracts, some of which contain covenants not to solicit employees and clients. Our senior management employees also are generally bound by covenants not to solicit employees and clients. Those employees who are not subject to covenants are typically able to move within the industry with relative ease. Competition with our competitors for qualified personnel is intense, and we, like our principal competitors, are vulnerable to any failure to attract or retain qualified personnel. We believe the compensation arrangements for our key employees are highly competitive with those of other advertising and communications services companies.

      The tables below set forth our total number of employees by geographic location. The figures in these tables are based on the average number of employees employed during the year by each of our agencies as of December 31, 2003, 2004 and 2005:

                        Employees by Geographic Location

                                        Total
                                        Number                                         Asia            Latin
  Year Ended December 31,           of Employees       Europe           U.S.          Pacific         America
---------------------------         ------------       ------         -------         -------         -------
2003.......................            16,343           8,055          5,409           1,583           1,296
2004.......................            14,898           7,174          5,057           1,394           1,273
2005.......................            14,230           6,733          5,085           1,283           1,129

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

      As of December 31, 2005, our principal collective bargaining agreements are as follows:

                                        Number of
Country                                 Covered Employees                     Expiration Date
------------------------------          --------------------------            --------------------------
Argentina                               265                                   No expiration
Austria                                 69                                    No expiration
Belgium                                 153                                   No expiration
Brazil                                  265                                   April 1st of each year
France                                  2,548                                 No expiration
Italy                                   81                                    December 31, 2005
Italy                                   13                                    December 31, 2006
Italy                                   129                                   December 31, 2007
Portugal                                109                                   No expiration
Portugal                                147                                   December 31, 2006
Spain                                   207                                   December 31, 2005 (1)
Spain                                   668                                   December 31, 2006
United States                           36                                    June 13, 2007
United States                           40                                    April 30, 2008

----------
(1)   A new collective  bargaining agreement is currently being negotiated.  The
      existing   agreement  has  been  extended   pending  the  outcome  of  the
      negotiations.

Option plans

      The annual shareholders' meeting of May 21, 2003 authorized the board of directors to grant to employees or board members of the company and its subsidiaries, as chosen by it, options to subscribe to shares of the company, up to a maximum of 2.5% of the capital on an annual average valued over a period of three years ended July 21, 2006. The meetings of May 26, 2004 and June 9, 2005 did not grant any new authorization. At December 31, 2005, the number of options authorized and not yet granted was 6,745,280. As of December 31, 2005, options to purchase an aggregate of 31,136,822 Havas shares were outstanding, including options to purchase an aggregate of 6,260,876 Havas shares held by our mandataires sociaux, which includes our directors and executive officers other than Jim Heekin (who was the Chief Executive Officer of Euro RSCG Worldwide until August 1, 2005) at that date, but excluding the converted SNC and Circle.com options described below. All of the options we granted are subject to specified anti-dilution adjustments, including anti-dilution adjustments in the event of a rights offering and distributions of a portion of paid-in capital. As a result of our rights offering on October 19, 2004 and our distribution of a portion of paid-in capital in connection with our payment of our annual dividend to shareholders on June 11, 2002, June 18, 2003, June 17, 2004 and June 14, 2005, the number of options and the exercise prices for outstanding options under all our plans except the converted SNC and Circle.com options were adjusted on those dates. For a discussion of the possible future distribution of paid-in-capital in connection with our payment of dividends to shareholders, see "Item 8. Financial Information -- Dividend Policy" on page 68.

      Our board of directors determines the number of Havas shares and the exercise price for option grants, which we refer to as plans, under our shareholder authorizations in accordance with the laws in effect at the time the board of directors decides to grant the options. At that time, our board of directors also will establish the conditions for exercising the options and the periods during which the options may be exercised.

      Our shareholder authorizations typically permit our board of directors to grant options to purchase up to an aggregate percentage of our issued shares from time to time. Each shareholder authorization is effective for a specified period from the date of authorization or until all of the options authorized have been granted. On

May 21, 2003, our shareholders gave our board of directors authority for a period of 38 months to grant options to purchase up to an annual average over the term of the authorization of 2.5% of the then issued Havas shares, including treasury shares, from time to time, provided that the aggregate number of shares purchasable under options outstanding from time to time may not exceed 12% of the then issued Havas shares, including treasury shares. As of December 31, 2005, the only new options that may be granted by the board are options to purchase shares under our May 2003 shareholder authorization.

      Upon the completion of the acquisition of Snyder Communications in September 2000, all outstanding options to purchase shares of SNC common stock of Snyder Communications were converted into options to purchase an aggregate of 9,494,613 Havas ADSs, of which options to purchase an aggregate of 1,959,948 Havas ADSs were outstanding as of December 31, 2005. These options are not considered to be part of any of our option plans, are not subject to anti-dilution adjustments and do not affect the calculation of the limits on option grants described above.

      In addition, upon the completion of the acquisition of Circle.com in June 2001, all outstanding options to purchase shares of Circle.com common stock of Snyder Communications were converted into options to purchase an aggregate of 273,220 Havas ADSs, of which options to purchase an aggregate of 68,334 Havas ADSs were outstanding as of December 31, 2005. These options are not considered to be part of any of our option plans, are not subject to anti-dilution adjustments and do not affect the calculation of the limits on option grants described above.

The table below shows information relating to our various options plans and the converted SNC options and Circle.com options as of December 31, 2005:

                        6/19/1997      2/25/1999          6/17/1999     9/30/1999      12/02/1999       3/02/2000        5/23/2000
                         Plan (2)        Plan               Plan           Plan           Plan            Plan              Plan
Date of
shareholders'
meeting
authorizing
plans                    6/19/1997      6/19/1997         6/19/1997      6/19/1997      6/19/1997       6/17/1999         6/17/1999
------------------------------------------------------------------------------------------------------------------------------------
Date of board
meeting
granting options         6/19/1997      2/25/1999         6/17/1999      9/30/1999     12/02/1999       3/02/2000         5/23/2000
------------------------------------------------------------------------------------------------------------------------------------
Number of
shares over
which options
granted (1)              6,687,084        818,128           343,274        230,494        991,436       1,024,459           461,112
------------------------------------------------------------------------------------------------------------------------------------
Number of
shares over
which options
granted to our
mandataires
sociaux                  3,460,249        373,888                --             --        576,986         332,323           461,112
------------------------------------------------------------------------------------------------------------------------------------
Number of
mandataires
sociaux
receiving
options                          5              2                --             --              2               2                 1
------------------------------------------------------------------------------------------------------------------------------------
Exercisable date         6/19/2002      2/25/1999         1/01/2000      1/01/2000      1/01/2000       1/01/2001         5/23/2000
------------------------------------------------------------------------------------------------------------------------------------
Expiration date          6/19/2006      2/24/2006         6/16/2006      9/29/2006     12/01/2006       3/01/2007         5/22/2007
------------------------------------------------------------------------------------------------------------------------------------
Exercise
price per
share (1)              (euro) 3.99    (euro) 6.61       (euro) 7.88    (euro) 9.42   (euro) 13.60    (euro) 23.97       (euro)21.68
------------------------------------------------------------------------------------------------------------------------------------
Discount
from
average
market
price                            5%             5%                5%             5%             5%              0%                0%
------------------------------------------------------------------------------------------------------------------------------------
Vesting rules                   --             --                --             --             --              --                --
------------------------------------------------------------------------------------------------------------------------------------
Number of
shares issued
on exercise as
of 12/31/2005              997,605             --            20,000             --         24,000              --                --
------------------------------------------------------------------------------------------------------------------------------------
Number of
shares over
which options
terminated as
of 12/31/2005            2,229,041          6,000                --             --         20,000              --                --
------------------------------------------------------------------------------------------------------------------------------------
Number of
options
outstanding as
of 12/31/2005            3,460,438        812,128           323,274        230,494        947,436       1,024,459           461,112


                          10/23/2000         3/01/2001         5/22/2001           2/14/2002        12/12/2002       3/24/2003
                             Plan              Plan              Plan              Plan (3)            Plan             Plan
Date of
shareholders'
meeting
authorizing
plans                      6/17/1999         5/23/2000          5/23/2000           5/22/2001         5/22/2001        5/22/2001
------------------------------------------------------------------------------------------------------------------------------------
Date of board
meeting
granting options          10/23/2000         3/01/2001          5/22/2001           2/14/2002        12/12/2002        3/24/2003
------------------------------------------------------------------------------------------------------------------------------------
Number of
shares over
which options
granted (1)                4,361,320         4,968,091          3,764,266           6,820,904            32,144        3,000,140
------------------------------------------------------------------------------------------------------------------------------------
Number of
shares over
which options
granted to our
mandataires
sociaux                           --         1,699,046            108,460           1,586,511                --          225,517
------------------------------------------------------------------------------------------------------------------------------------
Number of
mandataires
sociaux
receiving
options                           --                 7                  1                   7                --                1
------------------------------------------------------------------------------------------------------------------------------------
Exercisable date          10/23/2000         3/01/2001          1/01/2002           1/01/2003         1/01/2003        3/24/2004
------------------------------------------------------------------------------------------------------------------------------------
Expiration date           10/22/2007         2/29/2008          5/21/2008           2/13/2009        12/11/2009        3/24/2010(5)
------------------------------------------------------------------------------------------------------------------------------------
Exercise
price per
share (1)               (euro) 15.39      (euro) 13.44       (euro) 12.87         (euro) 7.46       (euro) 4.30      (euro) 2.39
------------------------------------------------------------------------------------------------------------------------------------
Discount
from
average
market
price                              0%                0%                 0%                  0%                0%               0%
------------------------------------------------------------------------------------------------------------------------------------
Vesting rules                                                          --                  --                --               (4)
------------------------------------------------------------------------------------------------------------------------------------
Number of
shares issued
on exercise as
of 12/31/2005                     --                --                 --                  --                --          293,970
------------------------------------------------------------------------------------------------------------------------------------
Number of
shares over
which options
terminated as
of 12/31/2005              2,083,682         2,639,137          1,429,842           3,258,589            27,629          684,923
------------------------------------------------------------------------------------------------------------------------------------
Number of
options
outstanding as
of 12/31/2005              2,277,638         2,328,954          2,334,424           3,562,315             4,515        2,021,247

                                                                                                                     Converted
                         7/4/2003          12/10/2003         5/26/2004        12/01/2004          Converted         Circle.com
                           Plan               Plan               Plan             Plan            SNC Options         Options
Date of
shareholders'
meeting
authorizing
plans                    5/23/2002           5/23/2002          5/23/2002         5/23/2002         8/25/2000          5/22/2001
------------------------------------------------------------------------------------------------------------------------------------
Date of board
meeting
granting options         7/04/2003          12/10/2003          5/26/2004        12/01/2004         8/25/2000          5/22/2001
------------------------------------------------------------------------------------------------------------------------------------
Number of
shares over
which options
granted (1)               349,120            1,671,030            418,133        10,260,553(14)     9,494,613            273,220
------------------------------------------------------------------------------------------------------------------------------------
Number of
shares over
which options
granted to our
mandataires
sociaux                   332,415                   --            334,505         2,283,953                --                 --
------------------------------------------------------------------------------------------------------------------------------------
Number of
mandataires
sociaux
receiving
options                         1                   --                  1                 6                --                 --
------------------------------------------------------------------------------------------------------------------------------------
Exercisable date         7/4/2013           12/10/2004          5/26/2005        12/01/2004         9/29/2000          7/02/2001
------------------------------------------------------------------------------------------------------------------------------------
Expiration date          7/4/2013           12/10/2010(8)       5/26/2014               (10)        9/13/2010          8/03/2010
------------------------------------------------------------------------------------------------------------------------------------
Exercise
price per
share (1)             (euro) 3.62           (euro) 3.93       (euro) 4.00       (euro) 4.11       (euro) 9.63(13)  (euro) 151.78(14)
------------------------------------------------------------------------------------------------------------------------------------
Discount
from
average
market
price                           0%                   0%                 0%                0%              N/A                N/A
------------------------------------------------------------------------------------------------------------------------------------
Vesting rules                  (6)                  (7)                (9)              (11)               --                 --
------------------------------------------------------------------------------------------------------------------------------------
Number of
shares issued
on exercise as
of 12/31/2005             109,690               43,800                 --                --         1,779,893                 --
------------------------------------------------------------------------------------------------------------------------------------
Number of
shares over
which options
terminated as
of 12/31/2005                  --              181,867                 --         1,015,091         5,754,772            204,886
------------------------------------------------------------------------------------------------------------------------------------
Number of
options
outstanding as
of 12/31/2005             239,430            1,445,363            418,133         9,245,462(12)     1,959,948             68,334

(1)   As  a  result  of  our  rights  offering  on  October  19,  2004  and  our distribution of a portion of paid-in capital in connection with our payment of our annual dividend to shareholders on June 11, 2002, June 18, 2003, June 17, 2004 and June 14, 2005, the number of options and the exercise prices for outstanding options under all our plans except the converted SNC and Circle.com options were adjusted on those dates. Information in this table reflects these adjustments prior to December 31, 2005. For a discussion of the possible future distribution of paid-in-capital in connection with our payment of dividends to shareholders, see "Item 8. Financial Information -- Dividend Policy".

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

(4) 1,000,047 of these options became exercisable on March 24, 2004, 1,000,047 on March 24, 2005 and all the options will be exercisable on March 24, 2006.

(5)   For French residents the expiration date is March 24, 2013.

(6) 116,373 of these options became exercisable on July 4, 2004, 221,610 will become exercisable on June 23, 2005, 5,568 will become exercisable on July 4, 2005 and all the options will be exercisable on July 4, 2006.

(7) 557,010 of these options became exercisable on December 10, 2004, 557,010 became exercisable on December 10, 2005 and all the options will be exercisable on December 10, 2006.

(8)   For French residents the expiration date is December 10, 2013.

(9) 139,378 of these options became exercisable on May 26, 2005, 223,003 will become exercisable on June 23, 2005, 27,876 options become exercisable on May 26, 2006, and all the options will be exercisable on May 26, 2007.

(10) Sub-plan A, consisting of 9,947,903 options, expires on December 1, 2011, sub-plan B, consisting of 304,528 options, expires on December 1, 2009, and sub-plan C, consisting of 8,122 options, expires on December 1, 2014.

(11) For sub-plan A, 4,973,951 options became exercisable on December 1, 2004, 355,281 will become exercisable on June 23, 2005, 2,309,335 became exercisable on December 1, 2005, and all the options will be exercisable on December 1, 2006. For sub-plan B, all of the options may be exercised on December 2, 2008. For sub-plan C, 2,707 options became exercisable on December 1, 2004, 2,707 become exercisable on December 1, 2005, and all the options will be exercisable on December 1, 2006.

(12) 8,932,812 of these options were granted as part of our exceptional option grant of December 1, 2004.

(13) Represents the weighted average exercise price of $11.40 converted into euro at the noon buying rate of (euro)1.00 = $1.1842 on December 31, 2005.

(14) Represents the weighted average exercise price of $179.74 converted into euro at the noon buying rate of (euro)1.00 = $1.1842 on December 31, 2005.

In addition to the above plans, some of our subsdiaries granted stock options to some of their employees, as described in "Item 5 Liquidity and Capital Resources -- Contractual obligations".

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A   Major Shareholders

      The following table shows, to our knowledge, as of May 31, 2006, except as otherwise indicated below, the number of Havas shares and the percentage of outstanding Havas shares owned by:

      o each person known to us to be the owner of more than 5% of the outstanding Havas shares; and

      o     our directors and executive officers as a group.

      All of our shareholders have the same voting rights with respect to the Havas shares that they hold. (However, see "Item 3. Key Information-- Risk Factors -- Holders of our ADSs may have limited ability to influence the governance of our company".) As of May 31, 2006, we held 3,572,792 of our own shares as treasury stock. These Havas shares do not have voting rights. As a result, the percentage of the issued Havas shares owned by each of our shareholders translates into a slightly greater percentage of total voting rights.

---------------------------------------------------------------------------------------------------------
                                                                            Percentage    Percentage
                                                             Number of      of Issued      of Voting
Identity of Person or Group                                  Shares         Shares         Rights
---------------------------------------------------------------------------------------------------------
Bollore Medias Investissements(1)......................      125,672,285    29.3%         29.5%
---------------------------------------------------------------------------------------------------------

CSCS Limited (2).......................................      16,929,649     3.9%          4.0%
---------------------------------------------------------------------------------------------------------

All directors and executive officers of Havas as a group(21)
  persons, including SOCIF, Bollore Medias Investissements
  and Bollore Investissement)(3).......................      126,414,920    29.5%         29.7%
---------------------------------------------------------------------------------------------------------

----------
(1) Includes 16,929,649 shares beneficially owned by CSCS Limited that Bollore Medias Investissements may be considered to beneficially own.

(2) Based on information provided in a Schedule 13D filed with the Securities and Exchange Commission on January 18, 2006.

(3) Includes 126,414,920 shares, or 29.5% of our outstanding shares, beneficially owned by Mr. Bollore, Bollore Investissement and Bollore Medias Investissements, which includes 16,929,649 shares beneficially owned by CSCS Limited Inc. that Bollore Medias Investissements may be considered to beneficially own. Does not include 9,393,984 shares, which represented approximately 2.2% of our outstanding shares, owned by companies controlled by the families of Leopoldo Rodes Castane and Fernando Rodes Vila.

      Below is a table showing the percentage interest in our company of each of the individuals listed above as of December 31, 2003, 2004 and 2005:

-------------------------------------------------------------------------------
Identity of Person or Group                 Percentage of Issued Shares
-------------------------------------------------------------------------------
                                         2003         2004              2005
-------------------------------------------------------------------------------
Bollore Medias Investissements(1)          0         20.16%          27.67%(1)
-------------------------------------------------------------------------------
CSCS Limited (2)                           0           0                3.9%
-------------------------------------------------------------------------------

----------
(1) Includes 16,929,649 Ordinary Shares then owned by Sebastian Holdings Inc. that Bollore Medias Investissements may be considered to beneficially own.

(2) Pursuant to a Schedule 13D filed with the SEC on January 20, 2006, Sebastian Holdings Inc. transferred the Havas ordinary shares it held to CSCS, a wholly-owned subsidiary of Sebastian Holdings Inc., in order to refinance its investment in Havas.

      According to a Schedule 13D filed by Sebastian Holdings Inc. and Mr. Alexander M. Vik with the Securities and Exchange Commission on June 17, 2005, Bollore Investissement, on its behalf and on behalf of Bollore Medias Investissements, and Sebastian Holdings Inc. entered into an agreement on June 9, 2005, which we refer to as the Sebastian Holdings Agreement. In the agreement, they agreed to vote in favor of the other party's nominee resolutions at our company's annual meeting of shareholders and to cooperate with each other with respect to the strategic decisions concerning our company, including with respect to issues to be considered by our board of directors. In a second agreement, Mr. Bollore and Sebastian Holdings Inc. agreed that it will be possible for Sebastian Holdings Inc.'s participation on our board of directors to take place through the appointment of one of the representatives of one of the two legal entities (Bollore Medias Investissements and Bollore Investissements) that had been proposed by Bollore Medias Investissements and elected to our board of directors. According to the Schedule 13D, Sebastian Holdings Inc. has declined for the present Mr. Bollore's invitation to appoint one of the representatives of the two legal entities that had been proposed by Bollore Medias Investissements and elected to our board of directors. As of the date hereof, Sebastian Holdings Inc. has no representation on our board of directors.

      According to the Schedule 13D (Amendment No. 6) filed with the Securities and Exchange Commission on January 18, 2006, on November 18, 2005, Bollore Investissement, on its behalf and on behalf of Bollore Medias Investissements, entered into an amendment to the Sebastian Holdings Agreement dated as of November 18, 2005. Pursuant to the terms of this amendment, each party must notify the other party of any change in its holdings of our shares. A party contemplating the consummation of an acquisition of Havas shares that would result in the parties' aggregate holdings exceeding 33.2% of our share capital or voting rights will be obliged to consult with the other party prior to such acquisition. If the non-acquiring party is opposed to such acquisition, and the acquiring party wishes nevertheless to proceed with the acquisition, a "fundamental disagreement" under the Sebastian Holdings Agreement would then result and the Sebastian Holdings Agreement would be deemed null and void, except with respect to the preemption right granted by Sebastian Holdings (if Sebastian Holdings is the acquiring party) or the put right granted to Sebastian Holdings (if Bollore Investissement is the acquiring party). Also on November 18, 2005, Bollore Investissement, on its behalf and on behalf of Bollore Medias Investissements, Sebastian Holdings and CSCS Limited, a subsidiary of Sebastian Holdings Inc., entered into an additional amendment to the Sebastian Holdings Agreement, pursuant to which CSCS Limited became a party to, and bound by the terms and conditions of, the Sebastian Holdings Agreement.

      To our knowledge, as of December 31, 2005, approximately 22.0 million, or 5.21%, of our outstanding shares (including shares represented by ADSs) were held by shareholders in the United States. In addition, to our knowledge, there were approximately 347 registered ADR holders in the United States as of June 6, 2006.

7.B   Related Party Transactions

      Media Planning Group and its subsidiaries have entered into the following transactions with members of the families of Fernando Rodes Vila, one of our directors, the Chief Executive Officer of Media Planning Group and our

Chief Executive Officer and with his father Leopoldo Rodes Castane, one of our directors and Chairman of the Board of Media Planning Group, or with entities controlled by them.

      The Rodes family holds, directly or indirectly, 95% of the share capital of In Store Media, a company that provides "point of sale" advertising services and space in Spain, Mexico, Argentina and Portugal. In Store Media leases its ad spaces directly to advertisers or through media consulting companies. In this capacity, In Store Media may act as a supplier of advertising spaces to Media Planning Group which then reinvoices its clients for these spaces. In 2005, these invoices totaled (euro)1,625,000 and (euro)627,000 for the first quarter of 2006 ((euro)1,703,265 in 2004).

      The Rodes family holds, directly or through Inversiones y Servicios Publicitarios SL, 75% of the share capital of Accesogroup. Media Planning Group holds a 15% stake in the share capital of this company. Accesogroup is the leader in the Spanish market for providing surveillance and analysis services of information published in the media as well as for supplying content regarding institutional information for Internet publications. In 2005, Accesogroup provided services to Media Planning Group and to other Havas group companies in the amount of (euro)199,000 and (euro)34,000 for the first quarter of 2006.

      Through Inversiones Servicios Publicitarios SL, the Rodes family holds 60% of the capital of Neo Metrics, a company which specializes in data mining and the supply of software designed to enhance the decision-making process. In 2005, Neo Metrics provided services to Media Planning Group and to other Havas Group companies for a total of (euro)45,000. No services were invoiced within the first quarter of 2006.

      The Rodes family indirectly holds 28% of the share capital of Antevenio, a company which provides interactive advertising and direct marketing services. In 2005 Antevenio provided services to Media Planning Group and to other of our group companies for an amount of (euro)477,622 and of an amount of (euro)87,764 for the first quarter of 2006.

      The Rodes family is majority shareholder of Gestora de Viviendas where Leopoldo Rodes Castane serves as a director. Gestora de Viviendas is a 50% shareholder of Vigilancia y Sistemas de Seguridad, which provides security and administrative outsourcing services to Media Planning Group in Spain and for which Media Planning Group paid (euro)423,631 in 2005 and (euro)127,041 within the first quarter of 2006. The same services amounted to (euro)422,503, excluding taxes, in 2004 and to (euro)440,185, excluding taxes, in 2003. At the request of our Audit Committee, a request for proposals relating to these same services was launched in September 2005, following which, in consideration of the various bids received, Vigilancia y Sistema de Seguridad was retained for the provision of these services.

      Rodes y Sala is a law firm that provided legal services to Media Planning Group and to other Group companies in Spain for the amount of (euro)275,980 in 2005 and (euro)54,969 in the first quarter of 2006. These services amounted to
(euro)233,295 in 2004 and (euro)330,800 in 2003.

      In December 2005, Media Planning Group in Spain launched a request for proposals for providing legal and tax services following which Rodes y Sala was selected. Gonzalo Rodes Vila, partner of Rodes y Sala, is the brother of Fernando Rodes Vila and the son of Leopoldo Rodes Castane. Moreover, Gonzalo Rodes Vila is Secretary to the board of directors of Media Planning Group, in which capacity he received (euro)55,075 in 2005, and (euro)48,000 in 2004 and 2003. He received (euro)15,025 in the first quarter of 2006.

      Media Planning Group and certain other of our group companies received legal services from Rodes y Sala Abogados S.L. in Spain for an amount of
(euro)275,980 in 2005 and (euro)54,969 for the first quarter of 2006. These services amounted to (euro)233,295 in 2004 and (euro)330,800 in 2003. In
December 2005, Media Planning Group in Spain launched a request for proposals for the provision of legal and tax services, following which Rodes y Sala was retained for the provision of these services. Gonzalo Rodes Vila, partner of Rodes y Sala, is the brother of Fernando Rodes Vila and the son of Leopoldo Rodes Castane. Moreover, Gonzalo Rodes Vila is secretary to the board of directors of Media Planning Group and as such received (euro)55,075 in 2005 and
(euro)48,000 in 2004 and 2003. He received (euro)15,025 in the first quarter of 2006.

      On June 30, 2005, following a favorable decision from our Audit Committee on June 27, 2005, Media Planning Group sold to Inversiones y Servicios Publicitarios SL its current premises in Barcelona (Doctor Fleming 17) for
(euro)6,240,000. On the same day, Media Planning Group signed a five year lease with Inversiones y Publicitarios for annual rent of (euro)387,936. The share capital of Inversiones y Publicitarios is entirely held by the Rodes family.

      In October 1991, the predecessor to Media Planning Group entered into an agreement with Gestora de Viviendas S.A. under which Gestora de Viviendas provides client development services to Media Planning Group and its subsidiaries in exchange for commissions on new clients developed by it. Under this agreement, Media Planning Group paid Gestora de Viviendas commissions of
(euro)325,472, excluding taxes, for these services provided in 2004. This agreement was terminated as of December 31, 2004. Fernando Rodes Vila and Leopoldo Rodes Castane, together with other members of their families, are controlling shareholders of Gestora de Viviendas.

ITEM 8. FINANCIAL INFORMATION

8.A   Consolidated statements and other financial information

8.A.1 See Item 18 "Financial Statements."

8.A.2 See Item 18 "Financial Statements."

8.A.3 See Report of Independent Public Accountants, page F-2.

8.A.4 We have complied with this requirement.

8.A.5 Not applicable.

8.A.6 Not applicable.

8.A.7 Legal proceedings

Bankruptcy of WorldCom Inc.

      On July 21, 2002, WorldCom, one of our largest clients, now known as MCI, Inc., filed for reorganization under Chapter 11 of the United States Bankruptcy Code. We provide both advertising and marketing services and media services to MCI. With respect to the media, we act as an agent for MCI and as an intermediary in the transfer of the client's payments to the applicable media suppliers, which is consistent with the concept of "sequential liability" adopted by the American Association of Advertising Agencies in 1991 as its standard for the industry.

      On August 4, 2003, we and MCI entered into an agreement to compromise the pre-bankruptcy amounts due to us. Under its terms, the agreement became effective upon MCI emerging from U.S. Chapter 11 protection, which occurred on April 20, 2004. On May 26, 2004, MCI paid Havas $14.3 million pursuant to the agreement. Havas has distributed a substantial portion of the amount received from MCI to media and production vendors. Consequently, as of December 31, 2004, we offset the remaining receivables against the payables in our financial statements in a residual amount of $18 million and reversed a provision in the amount of $6.5 million corresponding to the excess amount of the provision taken in 2002 for production fees. Nevertheless, the risk that we will face claims from other vendors remains. One production vendor filed a complaint against one of our subsidiaries. In addition, an action was filed against one of our subsidiaries seeking to recover pension and welfare and other benefits with respect to certain celebrity performers who performed on behalf of MCI pre-bankruptcy. These two proceedings were settled for an insignificant amount.

As of the date hereof, no media vendors have instigated proceedings against us, nor requested that they be paid amounts owing to them in order to renounce such proceedings. It is not possible to determine the nature, the probability or the outcome of any actions that may be initiated against us in this regard, nor the amount of any losses that could result to our group. Therefore, although it is possible that we could be required to pay damages as a result of such litigation, we are not able to determine the probability of any future damages. As a result, we have not recorded a provision in this respect.

American Student List LLC class action lawsuit

      On February 18, 2004, a purported class action lawsuit was filed in the United States District Court for the Middle District of Florida against American Student List LLC, one of our subsidiaries. The lawsuit alleged that American Student List obtained, disclosed and used information from the Florida Department of Highway Safety and Motor Vehicles in alleged violation of the U.S. Driver's Privacy Protection Act. The named plaintiff sought to represent a class of 876,665 individuals whose personal information from Florida Department of Highway Safety and Motor Vehicles records was obtained, disclosed or used for allegedly impermissible uses by American Student List without the express consent of the individual. The lawsuit sought certification as a class action, liquidated damages in the amount of $2,500 per alleged violation of the Act, as well as punitive damages, attorneys' fees and costs, and injunctive and other relief. The plaintiff later amended his complaint to include a claim for damages for invasion of privacy.

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

      A settlement agreement ending this lawsuit was signed for an insignificant amount. The case was removed from the docket in March 2005.

American Student List consent order

      In September 2002, American Student List LLC, one of our subsidiaries, signed a consent order issued by the U.S. Federal Trade Commission relating to the use of information collected from a survey conducted by the National Research Center for College and University Admissions, which we refer to as NRCCUA. For a number of years, American Student List provided funding for a portion of the out-of-pocket expenses incurred by NRCCUA in connection with its post-secondary education planning survey. The FTC argued that the disclosures made by NRCCUA to the high schools that distributed the surveys to students, and the disclosures in the survey completed by the students, were inadequate to advise the schools and students that the results of the survey would be used for marketing and non-educational uses. American Student List signed the consent order without admitting that it engaged in any deceptive practices that violate the law. The consent order became effective on January 31, 2003. As of the date hereof, the FTC has not taken any further action against American Student List.

      Litigation relating to the departure of former executives and employees.

      On June 28, 2005, following the decision of the Company's board of directors on June 21, 2005 to terminate the appointment of Mr. Alain de Pouzilhac, our former Chairman and Chief Executive Officer, Mr. Alain Cayzac, our former Chief Communications Officer, considered that the conditions for invoking the provisions of Article 13 of his employment agreement (as amended on January 19, 2005), the "conscience clause", had been triggered. As a result, he considered that his employment agreement had been breached and demanded the payment of contractual severance pay in the amount of (euro)1,692,580 in
addition  to  damages  for  "dismissal   without   cause",   in  the  amount  of
(euro)313,000   plus  the  payment  of  a  bonus  for  2005  in  the  amount  of
(euro)176,000.

      We are contesting the merits of Mr. Alain Cayzac's claims as we consider that he resigned from his office. Mr. Alain Cayzac filed a petition with the Nanterre Workers' Tribunal (Conseil de Prud'hommes) on November 21, 2005. The case has not yet been adjudicated.

      Furthermore, pursuant to a non-competition clause, Mr. Alain Cayzac receives monthly gross compensation of (euro)38,500, paid over a total period of 24 months. The total gross amount of this compensation is (euro)924,000 and represents a total cost of (euro)1,302,840, including social charges applicable to these amounts.

      On July 19, 2005, following the departure of Mr. Alain de Pouzilhac, Mrs. Agnes Audier, our former Chief Performance Officer, considered that there had been a breach of her employment agreement pursuant to Article 12, "Change of Control", of her agreement dated October 29, 2003. Mrs. Audier filed a petition with the Nanterre Workers' Tribunal on January 6, 2006 demanding severance pay in the amount of (euro)1,100,000 (to be revised) before social charges as well as the payment of incentive-based compensation for 2005 in the amount of
(euro)300,000 (to be revised) before social charges.

      We are contesting the demands of Mrs. Audier as we consider that Mrs. Audier resigned from her duties. The case has not yet been adjudicated.

      Mr. Jacques Herail was dismissed on November 25, 2005. Mr. Jacques Herail has contested this decision and filed a petition with the Nanterre Workers' Tribunal on January 13, 2006 and is asking for the payment of indemnities (namely dismissal, notice, and contractual severance pay) in addition to damages in a total amount of (euro)6,647,046 before social charges, as estimated at this stage of the proceedings. The case has not yet been adjudicated.

      In addition, on December 23, 2005, Mr. David Smail, our former General Counsel, notified Havas North America and the Company that he was terminating his employment agreement dated October 22, 2001 (as amended on January 22, 2004). Mr. Smail based this decision on the provisions of Section 4.3 (vi) of his agreement concerning change of control. On February 22, 2006, Mr. David Smail's counsel contacted us with a mediation proposal. Mr. Smail is asking for the payment of salary, bonuses and severance pay.

      Total indemnities, damages and social charges which have been or could be claimed in connection with this litigation amount to (euro)14 million. After consulting our legal counsel on these cases, we set aside what we consider to be provisions (see Note 2.15 to the consolidated financial statements).

      In the normal course of our activities, we are party to a certain number of legal, administrative or arbitration proceedings. The expenses that may be incurred by these proceedings are provisioned for to the extent they are probable and quantifiable. Such provisions are determined by risk assessments conducted on a case by case basis.

8.A.8 Dividend policy

      We may declare dividends upon the recommendation of our board of directors and the approval of our shareholders at our annual general meeting. Under the French Commercial Code, a company's right to pay dividends is limited in some circumstances.

      At our annual meeting of shareholders held on June 9, 2005, our shareholders approved a resolution, among others, to authorize a dividend payment of (euro)0.07 per share. This amount reflects both the gross and net dividend since the French avoir fiscal tax credit was phased out in 2004. We paid the dividend to shareholders on or about June 14, 2005. Under the terms of the anti-dilution provisions of our two series of OCEANEs, the applicable conversion/exchange ratio was adjusted as of that date to reflect the component of the dividend payment that represents a distribution of a portion of paid-in capital. In addition, under the terms of the anti-dilution provisions of our option plans, the number of options and exercise prices for outstanding options under our plans were adjusted on that date to reflect the component of the dividend payment that represents a distribution of a portion of paid-in capital. In the future, we also may submit for the approval of our shareholders resolutions to authorize dividend payments that represent distributions of a portion of paid-in capital.

      At the general shareholders' meeting to be held on June 12, 2006 the shareholders will be asked to approve a resolution authorizing the payment of a dividend of (euro)0.03 per share.

ITEM 9. THE OFFER AND LISTING

9.A   Listing details

      The principal trading market for Havas shares is Compartiment A of the Eurolist by Euronext Paris S.A. (which resulted from the merger of the Paris, Brussels and Amsterdam stock exchanges on October 27, 2000), a self-regulatory organization responsible for supervision of trading in listed securities in France. Havas shares have been traded on the Paris stock exchange since October 23, 1982. The Havas shares are quoted under the symbol "HAV." Prior to this date, Havas shares were not publicly traded. Havas shares are currently included in the "SBF 80," "SBF 120" and "SBF 250" indices.

      Havas shares are also quoted in the form of American Depositary shares, or ADSs, on the NASDAQ National Market System under the symbol "HAVS." We sponsor our ADSs in the United States with J.P. Morgan Chase & Co. (formerly known as Morgan Guaranty Trust Company), as depositary. Each Havas ADS represents one Havas share.

      The table below indicates the range of the high and low prices in U.S. dollars for the ADSs on NASDAQ from December 31, 2001 to June 6, 2006. The table below also provides the high and low prices in euro for the Havas shares on Eurolist by Euronext from December 31, 2001 to June 6, 2006. The high and low market prices have been adjusted to reflect our 20 for 1 stock split on May 26, 2000.

                                                         NASDAQ                       Eurolist by Euronext
                                                     price per ADS                     price per Share(1)
                                                     -------------                     ------------------

Period                                                    High          Low                   High               Low
------                                               -------------  -----------           ------------       -----------
Annual information for the past five years:
2001........................................             $17.20       $ 4.85              (euro) 17.25       (euro) 4.94
2002........................................             $ 9.49       $ 2.75              (euro) 10.26       (euro) 2.61
2003........................................             $ 5.86       $ 2.26              (euro)  4.64       (euro) 1.93
2004........................................             $ 6.62       $ 4.30              (euro)  5.03       (euro) 3.34
2005........................................             $ 6.48       $ 4.10              (euro)  5.12       (euro) 3.62

Quarterly information for the past two years:

2004
First quarter...............................             $ 6.62       $ 5.02              (euro)  5.03       (euro) 3.41
Second quarter..............................             $ 5.89       $ 4.75              (euro)  4.63       (euro) 3.78
Third quarter...............................             $ 5.66       $ 4.30              (euro)  4.51       (euro) 3.34
Fourth quarter..............................             $ 5.85       $ 5.05              (euro)  4.55       (euro) 4.00

2005
First quarter...............................             $ 6.48       $ 5.12              (euro)  4.71       (euro) 4.02
Second quarter..............................             $ 6.39       $ 5.36              (euro)  5.12       (euro) 4.34
Third quarter...............................             $ 5.83       $ 4.71              (euro)  4.69       (euro) 4.01
Fourth quarter..............................             $ 5.30       $ 4.10              (euro)  4.33       (euro) 3.62

2006
First Quarter                                            $ 4.90       $ 4.15              (euro)  4.10       (euro) 3.58

Monthly information for most recent six months:
December 2005...............................             $ 5.11       $ 4.10              (euro)  4.19       (euro) 3.62
January 2006................................             $ 4.63       $ 4.15              (euro)  3.90       (euro) 3.58
February 2006...............................             $ 4.90       $ 4.37              (euro)  4.10       (euro) 3.75
March 2006..................................             $ 4.90       $ 4.14              (euro)  4.03       (euro) 3.75
April 2006..................................             $ 5.34       $ 4.51              (euro)  4.19       (euro) 3.77
May 2006....................................             $ 4.14       $ 3.69              (euro)  5.40       (euro) 4.61
June 2006 (through June 6)..................             $ 3.93       $ 3.76              (euro)  5.04       (euro) 4.70

----------
(1) Euronext has applied an adjustment coefficient of 0.93254 to the price prior to September 27, 2004, in order to take into account the impact of the distribution of preemptive subscription rights to our shareholders on that date in connection with our rights offering that closed on October 19, 2004.

      There is not active trading market for our OCEANEs.

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

10.B  Memorandum and Articles of Association

      Under Article 2 of our bylaws, our corporate purposes are to:

      o     provide advertising and communication services in all forms;

      o provide all forms of services, including technical, financial, commercial or administrative studies;

      o engage in any activities of production, sale or distribution, particularly in sectors that are developing rapidly or have great communication power;

      o manage, acquire, construct, develop or improve real property or related assets or rights and conduct studies relating to such real estate transactions; and

      o carry out industrial, commercial or financial, real estate or securities transactions directly or indirectly related to our corporate purposes.

      We may also acquire interests in other businesses, regardless of such businesses' purposes.

      Directors

      Our bylaws provide that our board must be composed of at least three members but not more than 18, except for exceptions provided by law. Each member of our board is required to own at least one of our shares for so long they serve as a director. Members of our board serve three-year terms and are eligible for reappointment upon the expiration of their term of office. There is no requirement under the French Commercial Code or our bylaws that directors serve concurrent terms. Accordingly, fewer than all of the members of our board will ordinarily stand for reelection at any particular shareholders' meeting. No more than one-third of our directors may be over the age of 70. We will propose at our annual general shareholders' meeting to be held June 12, 2006 to increase this age limit to 80. Our board elects a chairman from among our natural person directors. The chairman is eligible for reappointment upon the expiration of his or her term of office. Since July 12, 2005, the functions of chairman of the board of directors and chief executive officer have been separated.

      Our CEO must obtain the prior approval of the Board of Directors prior to engaging in certain transactions, including purchases and sales of real estate, businesses or equity interests, entering into finance leases, the creation of subsidiaries, entering into certain borrowing arrangements, granting loans, and transactions involving the acquisition or transfer of title to assets, where the value of any of these transactions exceeds (euro)23 million.

      Our board is authorized to meet at its discretion, upon notice from its chairman or vice chairman. If our board has not met for more than two months, directors representing one-third of our board may require that our chairman convene a meeting.

      Under the French Commercial Code, the prior approval of our board is required before one of our directors, executive officers or shareholders holding more than 10% of our voting rights (or any company that controls such shareholder), whom we refer to collectively as interested parties, may enter into a transaction with us that cannot be reasonably considered in the ordinary course of business and the product of an arms-length negotiation. Similar limitations apply to any transaction between our company and another company which has one or more officers or directors in common with our company. The transaction must also be approved by our shareholders at the following annual shareholders' meeting. Any interested party must inform our chairman as soon as it has knowledge of the transaction and may not vote at the board or shareholders' meeting called to authorize the transaction, nor may the shares of an interested party be taken into account in determining the outcome of the vote or whether a quorum is present. In the event the transaction authorized by the board is not approved by our shareholders at a shareholders' meeting, it will remain enforceable by third parties against us, but we may in turn hold the interested party and, in some circumstances, the other directors liable for any damages it may suffer as a result. In addition, the transaction may be canceled if it is fraudulent.

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

      Ordinary general meetings of shareholders are required for matters that are not specifically reserved by law to extraordinary general meetings, such as:

      o     electing, replacing and removing members of the board of directors;

      o     appointing statutory auditors;

      o     declaring dividends or authorizing dividends to be paid in shares;

      o     approving our annual financial statements; and

      o     issuing specific types of debt securities.

      Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our bylaws, including any amendment required for an extraordinary corporate action. Extraordinary corporate actions include:

      o     changing our company's name or corporate purpose;

      o     increasing or decreasing our share capital;

      o     creating a new class of equity securities;

      o authorizing the issuance of investment certificates or convertible or exchangeable securities;

      o     establishing any other rights to equity securities;

      o     selling  or  transferring  substantially  all of our  assets;  and

      o     voluntarily liquidating our company.

      Calling shareholders' meetings

      The French Commercial Code requires our board to convene an annual ordinary general meeting of shareholders for approval of our annual financial statements. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the Presiding Judge of the Commercial Court. Our board may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If our board fails to convene an annual shareholders' meeting, our independent statutory auditors or a court-appointed agent may call the meeting. Any of the following persons may request the court to appoint an agent:

      o one or several shareholders holding at least 5% of our share capital;

      o in cases of urgency, any interested party, including any member of a special management committee consisting of one manager appointed by us and a series of representatives elected by our employees, which we refer to as the Works' Council; or

      o duly qualified associations of our shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our company.

      An ordinary or extraordinary meeting of shareholders may also be convened by:

      o in a bankruptcy, our liquidator or court-appointed agent may also call a shareholders' meeting in some instances; or

      o any shareholder that holds a majority of our outstanding shares or voting rights following a public tender or exchange offer for our shares or the sale of a majority of our shares.

      Notice of shareholders' meetings

      We must announce general meetings at least 30 days in advance by means of a preliminary notice published in the Bulletin des Annonces Legales Obligatoires, or the "BALO." The preliminary notice must first be sent to the Autorite des Marches Financiers, or the "AMF." The AMF also recommends that a summary of such preliminary notice be published in a newspaper of national circulation in France. The preliminary notice must disclose, among other things, the time, date and place of the meeting, whether the meeting will be ordinary or extraordinary, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting, the procedure for voting by mail, the address of the web site permitting the vote by electronic means and a statement informing our shareholders that they may propose additional resolutions to our board within 10 days of the publication of the preliminary notice.

      We must send a final notice containing the agenda and other information about the meeting at least 15 days prior to the meeting or at least six days prior to the resumption of any meeting adjourned for lack of a quorum. The final notice must be sent by mail or, to shareholders who have agreed thereto in writing, by electronic means, to all registered shareholders who have held shares for more than one month before the date of the preliminary notice. The final notice must also be sent by registered mail with acknoledgement of receipt to the Works Council and the statutory auditors. The final notice must also be published in the BALO and in a newspaper authorized to publish legal announcements in the local administrative department in which our company is registered, with prior notice having been given to the AMF.

      In general, our shareholders can take action at shareholders' meetings only on matters listed in the agenda for the meeting. As an exception to this rule, our shareholders may take action with respect to the dismissal of members of our board regardless of whether this action is on the agenda. Additional resolutions to be submitted for approval by our shareholders at the meeting may be proposed to our board, within ten days of the publication of the preliminary notice in the BALO by:

      o     a member of the Works' Council designated by the Works' Council;

      o one or several shareholders holding a specified percentage of shares provided for by law; or

      o a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights in our company.

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

      Once a shareholder has registered its shares or duly presented a certificate from its accredited financial intermediary, any transfer of the shares prior to the relevant shareholders' meeting must be notified to our agent or the accredited financial intermediary. The notice must be delivered no later than 3 p.m. Paris time on the day before such meeting.

      Proxies and voting by mail or electronic means

      In general, all of our shareholders that have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate and vote in general shareholders' meetings in person, by proxy, by videoconference or by any electronic telecommunication device enabling their identification.

      Proxies will be sent via mail or electronic means to any shareholder on request. To be counted, the proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, before the date of the meeting. Voting instructions must be received by us in the form provided by law no later than 3:00 p.m. Paris time on the day before the shareholders' meeting. Any legal respresentative of a shareholder that is a corporation may grant proxies to any third party, even a non-shareholder. Alternatively, the shareholder may send to us a blank proxy without nominating any representative. In that case, the chair of the meeting will vote blank proxies in favor of all resolutions proposed by our board and against all other resolutions.

      With respect to votes by mail or other electronic means, we are required to send shareholders a voting form. The completed form must be returned to us, if by mail, at least three days before the date of the shareholders' meeting. However, forms may be sent electronically to us until 3:00 p.m. Paris time on the day before the shareholders' meeting.

      Quorum

      The French Commercial Code requires that shareholders having at least 20% of the shares entitled to voting rights must be present in person or be voting by mail, by electronic means or by proxy to fulfill the quorum requirement for:

      o     an ordinary general meeting; or

      o an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium.

      The quorum requirement is 25% of the shares entitled to voting rights, determined on the same basis, for any other extraordinary general meeting.

      If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned meeting is resumed, there is no quorum requirement for an ordinary meeting or for an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon. In the case of any other reconvened extraordinary general meeting, shareholders having at least 20% of the shares entitled to voting rights must be present in person or be voting by mail, by electronic means or by proxy for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. Any deliberation by the shareholders taking place without a quorum is void.

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

Limitations on right to own our securities

      The French Commercial Code currently does not limit the right of non-residents of France or non-French persons to own and vote our shares or ADSs. However, non-residents of France must file an administrative notice with French authorities for any acquisition of a controlling interest in our company. Under existing administrative rulings, ownership of 33.33% or more of our share capital or voting rights would be regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in specified circumstances depending upon factors such as:

      o     the acquiring party's intentions;

      o     the acquiring party's ability to elect directors; or

      o     our financial reliance on the acquiring party.

      Anti-takeover effects of applicable law and regulations

      The French Commercial Code provides that any person, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 15%, 20%, 25%, one-third, 50%, two-thirds, 90% or 95% of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify our company within five trading days of the date it crosses any of these thresholds of the number of shares it holds and the voting rights of the shares. The individual or entity must also notify the AMF, within five trading days of the date it crosses any of these thresholds.

      In addition, article 11 of our bylaws provides that any person who becomes the direct or indirect owner of at least 2%, or any multiple of 2%, of our outstanding shares or voting rights, or who decreases its shareholdings below 2% or any multiple of 2% of our outstanding shares or voting rights, must provide written notice to us within fifteen trading days after such threshold is crossed.

      French law and AMF regulations impose additional reporting requirements on any person who becomes the owner of more than 10% or 20% of our outstanding shares or voting rights. Any such person must file a report with us and with the AMF within five trading days of the date it crosses either of these thresholds. In the report, the acquiror must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of our company or to nominate candidates for our board. The AMF makes the notice public. The acquiror must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquiror may amend its stated intentions, so long as it does so on the basis of significant changes in its own situation or that of its shareholders. Upon any change of intention, it must file a new report subject to the same conditions.

      To permit holders to give the required notice, we are required to publish in the BALO no later than 15 days after the annual ordinary general shareholders' meeting information with respect to the total number of voting rights outstanding as of the date of the meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we are required to publish in the BALO, within 15 days of such change, the number of voting rights outstanding and provide the AMF with written notice of this information. The AMF publishes the total number of voting rights so notified by all listed companies, noting the date each number was last updated.

      If any person fails to comply with the legal notification requirement with respect to the holding of 5%, 10%, 15%, 20%, 25%, one-third, 50%, two-thirds, 90% or 95% of our shares or voting rights, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders' meetings until the end of a two-year period following the date on which their owner complies with the notification requirements. Any shareholder who fails to comply with these requirements may have all or part of his, her or its voting rights suspended by the French commercial court for up to five years at the request of our chairman, any shareholder or the AMF, and may be subject to a fine.

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

      Pursuant to the French Commercial Code, we are authorized to require any entity holding more than 2.5% of our shares or voting rights to disclose the identity of the persons who directly or indirectly hold more than one-third of the outstanding shares or voting rights of that entity.

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

      In addition, a number of provisions of the French Commercial Code allow us to adopt bylaws that have certain anti-takeover effects, including provisions that allow us to:

      o     limit the voting power of our shareholders; and

      o execute shareholders' agreements that provide for preemptive rights in case of a sale of shares by a shareholder.

      The French Commercial Code also permits us to take other corporate actions that may discourage or prevent a change of control of our company, including:

      o authorizing our board to reserve for issuance to a limited number of holders securities that contain rights to receive an additional number of our shares, contingent upon the agreement of our existing shareholders to waive any preemptive rights with respect to such issuance; and

      o     authorizing  our  board,   upon  receipt  of  the  approval  of  our
            shareholders, to acquire our shares in open market purchases for purposes of cancelling such shares.

      On June 9, 2005, our shareholders authorized our board of directors, for a period of 18 months, to purchase up to 10% of our capital stock. Such authorization is valid until December 9, 2006, and no similar authorization will be requested at the annual shareholders' meeting to be held on June 12, 2006.

      At the annual meeting of shareholders to be held on June 12, 2006, our shareholders will be asked to delegate to the board the powers necessary to proceed, at such times and in such amounts as it may determine, in France and in any other country, to issue Havas shares as well as any securities that give their holders access, immediately and/or in the future, to our share capital, including securities that may be issued pursuant to Article L 228-93 of the French Commercial Code. The amount of the capital increase which may be realized immediately and/or in the future pursuant to this delegation may not exceed a nominal value of (euro)43 million representing 107 million potential shares or 25% of our existing share capital. In the case of issuances of shares giving access to our share capital, with preemtive subscription rights, the maximum global nominal amount of the debt portion to our company may not exceed
(euro)750 million. These authorizations are valid for a period of 26 months.

10.C  Material contracts

      The following summarizes each of our material contracts, other than contracts that we entered into in the ordinary course of our business, for the two years before the date of filing of this annual report.

      On January 1, 2000, Havas North America, Inc., formerly EWDB North America Inc., one of our U.S. subsidiaries, entered into a Fourth Amendment of Lease with The Rector, Church-Wardens and Vestrymen of Trinity Church in the City of New York. Under this lease, Havas North America occupies approximately 139,000 square feet for its headquarters for a fixed annual rent which escalated to $4,127,443 starting on January 1, 2003. The amended lease terminates on December 31, 2007.

      On April 2, 2001, we entered into a Protocol Agreement and Commercial Lease with Suresnes Immobilier for the lease of our new corporate headquarters in Suresnes, France. The lease is for approximately 228,000 square feet of leasable area, for a period of nine years, commencing on the date we took possession of the leased building. The net annual rent is approximately
(euro)8.3 million, which may be adjusted annually based on the national construction cost index.

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

      As of October 1, 2003, Arnold Worldwide LLC, one of our U.S. subsidiaries, entered into a lease with BP Prucenter Acquisitions LLC, which was amended in September 2004 and January 2005. Under this lease, Arnold leases approximately 200,727 square feet for its headquarters for a fixed rent annual rent of $5,586,902. The lease terminates on August 31, 2014.

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

10.E  Taxation

      French taxation

      The following is a description of the French tax consequences of owning and disposing of Havas shares or Havas ADSs. This description may only be relevant to holders of Havas shares or Havas ADSs who are not residents of France and do not hold their shares or ADSs in connection with a permanent establishment or a fixed base in France through which the holders carry on a business or perform personal services.

      This description may not address all aspects of French tax laws that may be relevant in light of the particular circumstances of holders of Havas shares or Havas ADSs. It is based on the laws, conventions and treaties in force as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect, or different interpretations.

      The following description of tax consequences of owning and disposing of Havas shares or Havas ADSs should be considered only as a summary and does not purpot to be a complete analysis of all potential tax effects of the purchase or ownership of Havas shares or Havas ADSs. Holders of Havas shares or Havas ADSs should consult their own tax advisors about the potential tax effects of owning or disposing of Havas shares or Havas ADSs in any particular situation.

      Taxation on sale or disposal of Havas shares or Havas ADSs

      Generally, a holder of Havas shares or Havas ADSs will not be subject to any French income tax or capital gains tax when the holder sells or disposes of Havas shares or Havas ADSs if both of the following apply:

      o     the holder is not a French resident for French tax purposes; and

      o the holder has held not more than 25% of Havas's dividend rights, known as droits aux benefices sociaux, at any time during the preceding five years, either directly or indirectly.

      If a double tax treaty between France and the country of residence of a holder of Havas shares or Havas ADSs contains more favorable provisions, a holder may not be subject to any French income tax or capital gains tax when the holder sells or disposes of any Havas shares or Havas ADSs.

      Subject to various conditions, foreign states, international organizations and a number of foreign public bodies are not subject to capital gains tax on sale or disposition of Havas shares or Havas ADSs.

      If a holder of Havas shares or Havas ADSs transfers shares using a written agreement, that agreement must generally be registered. The holder will be required to pay a registration duty of 1.1% of either the purchase price or the market value of the shares transferred, whichever is higher. The maximum duty is
(euro)4,000 per transfer. However, if the agreement is executed outside France, the holder of Havas shares or Havas ADSs will not be required to pay this duty.

      Taxation of Dividends

      In France, dividends are paid out of after-tax income. Dividends paid to non-residents normally are subject to a 25% French withholding tax. However, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate (generally 15%) of French withholding tax. If a non-resident holder establishes its entitlement to treaty benefits prior to the payment of a dividend, then French tax generally will be withheld at the reduced rate provided under the tax treaty. Until December 31, 2004, when dividends were received by shareholders resident in France, such persons were under certain circumstances entitled to a tax credit (Avoir Fiscal) representing a portion of the underlying tax paid at the corporate level.

      The French Finance Law of 2004, which reformed the taxation of dividends, repealed the benefit of the Avoir Fiscal. Instead, for dividends received in 2005 and for those received as from January 1, 2006, French resident shareholders who are individuals are taxed respectively on only 50% and 60% of the amount of dividends. In addition, French resident shareholders who are individuals are entitled to a tax credit (Tax Credit) equal to 50% of the amount of dividends they received with an overall annual cap of (euro)230 for married couples and members of a union agreement subject to joint taxation and (euro)115 for single persons, widows or widowers, divorcees or married persons subject to separate taxation.

      Dividends paid to non-residents are not normally eligible for the benefit of the Tax Credit described above. However, qualifying non-resident individuals who were previously entitled to a refund of the Avoir Fiscal pursuant to a tax treaty may benefit, under the same conditions as for the Avoir Fiscal, from a refund of the Tax Credit (net of applicable withholding tax).

      With respect to dividends distributed as from January 1, 2005, the administrative guidelines issued on February 25, 2005 (4 J-1-05) (the "February 25, 2005 Administrative Guidelines") set forth the conditions under which the reduced French withholding tax at the rate of 15% may be available. The immediate application of the 15% reduced rate is available to those non-resident holders that may benefit from the so-called "simplified" procedure (within the meaning of February 25, 2005 Administrative Guidelines).

      Under the "simplified procedure", non-resident holders may claim the immediate application of withholding tax at the rate of 15% on French dividends to be received by them, provided that:

      o they furnish to the financial institution managing their securities account a certificate of residence conforming with the model attached to the February 25, 2005 Administrative Guidelines. The immediate application of the 15% withholding tax will be available only if the certificate of residence is sent to the financial institution managing their securities account before the dividend payment date. Furthermore, each financial institution managing the non-resident holder's securities account must also send to the French paying agent the figure of the total amount of dividends to be received which are eligible to the reduced withholding tax rate before the dividend payment date;

      o the non-resident financial institution managing the non-resident holder's securities account provides to the French paying agent a list of the eligible non-resident holders and other pieces of information set forth in the February 25, 2005 Administrative
            Guidelines. Furthermore, the financial institution managing the non-resident holder's securities account should certify that each non-resident holder is, to the best of its knowledge, a resident of the country he claims to be within the meaning of the applicable tax treaty. These documents must be sent as soon as possible, in all cases before the end of the third month computed as from the end of the month of the dividend payment date.

      Where the non-resident holder's identity and tax residence are known by the French paying agent, the latter may release such non-resident holder from furnishing to the financial institution managing its securities account the above-mentioned certificate of residence, and apply the 15% withholding tax rate to dividends it pays to such non-resident holder.

      For a non-resident holder that is not entitled to the "simplified" procedure, the 25% withholding tax will be levied at the time the dividends are paid. Such non-resident holder may, however, be entitled to a refund of the withholding tax in excess of the 15% rate under the "standard", as opposed to the "simplified", procedure, provided he or she complies with certain formalities.

      Distributions made as from 2006 will not give rise to precompte or equalization tax liability.

      Estate and gift tax

      France imposes estate and gift tax where an individual or entity acquires real and personal property from a non-resident of France by way of inheritance or gift. France has entered into estate and gift tax treaties with a number of countries. Under these treaties, residents of those countries may be exempted from this tax or obtain a tax credit, assuming specified conditions are met. Holders of Havas shares or Havas ADSs should consult their own tax advisors about whether French estate and gift tax will apply and whether they may claim an exemption or tax credit.

      Under "The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978" (the "Estate Tax Treaty"), if a qualifying U.S. holder under the Estate
Tax Treaty transfers its Havas shares or Havas ADSs by gift, or if they are transferred by reason of the holder's death, that transfer will only be subject to French gift or inheritance tax if one of the following applies:

      o the holder is domiciled in France at the time of making the gift, or at the time of the holder's death; or

      o the holder used the Havas shares or Havas ADSs in conducting a business through a permanent establishment or fixed base in France, or the holder held the Havas shares or Havas ADSs for that use.

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

      The French wealth tax does not generally apply to Havas shares or Havas ADSs if the holder is a "resident" of the United States for purposes of the France-U.S.A. Income and Capital Tax Treaty signed on August 31, 1994 which entered into force on December 30, 1995 (the "Treaty") who own, alone or with related persons, directly or indirectly, Havas shares or Havas ADSs which give rights to less than 25% of Havas earnings.

      Taxation of U.S. investors

      The following is a discussion of the material U.S. federal income tax consequences relating to the ownership and disposition of Havas shares or Havas ADSs by a U.S. Holder (as defined below). This discussion deals only with Havas shares or Havas ADSs held as capital assets and does not deal with the tax consequences applicable to all categories of investors, some of which (such as tax-exempt entities, passive foreign investment companies, banks, broker-dealers, investors owning directly, indirectly or constructively 10% or more of our outstanding voting shares, investors who hold ordinary Havas shares or Havas ADSs as part of hedging or conversion transactions and investors whose functional currency is not the U.S. dollar) may be subject to special rules. In addition, the discussion does not address any alternative minimum tax or any state, local or non-United States tax consequences.

      This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof, final, temporary and proposed Treasury Department regulations promulgated, administrative and judicial interpretations thereof, and the Treaty, changes to any of which subsequent to the date hereof, possibly with retroactive effect, may affect the tax consequences described herein. In addition, there can be no assurance that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring or holding Havas shares or Havas ADSs. Prospective purchasers of Havas shares or Havas ADSs are advised to consult their tax advisers with respect to their particular circumstances and with respect to the effects of U.S. federal, state, local or non-U.S. tax laws to which they may be subject.

      As used herein, the term "U.S. Holder" means a beneficial owner of Havas shares or Havas ADSs that for U.S. federal income tax purposes is:

      o     an individual citizen or resident of the United States;

      o a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof;

      o an estate of which the income is subject to U.S. federal income taxation regardless of its source;

      o a trust (i) whose administration is subject to the primary supervision of a court within the United States and which has one or more U.S. persons who have the authority to control all of its substantial decisions or (ii) that made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

      If an entity treated as a partnership for U.S. federal income tax purposes owns Havas shares or Havas ADSs, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns Havas shares or Havas ADSs and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of the Havas shares or Havas ADSs.

      For purposes of U.S. federal income tax, holders of Havas ADSs will be treated as holders of the shares which their Havas ADSs represent.

      Holders of Havas shares or Havas ADSs should consult their own tax advisers as to the particular tax consequences to them of owning Havas shares or Havas ADSs, including their eligibility for the benefits of the Treaty, the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

      Taxation of dividends

      The gross amount of dividend (including any Tax Credit) payments that you receive (prior to deduction of French withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income to the extent paid out of current or accumulated earnings and profits of Havas, as determined for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations. Subject to the discussion below under "--Passive Foreign Investment Company," to the extent that an amount received by a U.S. Holder exceeds the allocable share of Havas's current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder's tax basis in his Havas shares of Havas ADSs and then, to the extent such distribution exceeds such U.S. Holder's tax basis, it will be treated as capital gain.

      Havas does not maintain its calculations of its earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend. The amount of any distribution of property other than cash will be the fair market value of that property on the date of the distribution.

      Certain dividends received by individual U.S. Holders before 2011, will be subject to a maximum income tax rate of 15%. This reduced income tax rate is only applicable to dividends paid by "qualified corporations" and only with respect to Havas shares or Havas ADSs held for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). Havas would expect to be considered a qualified corporation for this purpose. Accordingly, dividends paid by Havas to individual U.S. Holders on Havas shares or Havas ADSs held for the minimum holding period should be eligible for the reduced income tax rate. U.S. Holders are urged to consult their own advisors regarding the availability of the reduced income tax rate on dividends under their particular circumstances.

      Dividends paid in euro will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date you receive the dividend (or the date the depositary receives the dividend, in the case of the ADSs), regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gain or loss recognized upon a subsequent disposition of Euro will generally be ordinary income or loss.

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

      Taxation on Sale or Other Disposition of Havas shares or Havas ADSs

      Upon a sale or other disposition of Havas shares or Havas ADSs, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized, if paid in U.S. dollars, or the U.S. dollar value of the amount realized (determined at the spot rate on the settlement date of the sale) if proceeds are paid in currency other than the U.S. dollar, as the case may be, and the U.S. Holder's tax basis (determined in U.S. dollars) in such Havas shares or Havas ADSs. Generally, the capital gain or loss will be long-term capital gain or loss if the holding period of the U.S. Holder in the Havas shares or Havas ADSs exceeds one year at the time of the sale or other disposition. The deductibility of capital losses is subject to significant limitations for U.S. federal income tax purposes. Gain or loss from the sale or other disposition of Havas shares or Havas ADSs generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Generally, any gain or loss resulting from currency fluctuations during the period between the date of the sale of the Havas shares or Havas ADSs and the date the sale proceeds are converted into U.S. dollars will be treated as ordinary income or loss from sources within the United
States. Each U.S. Holder should consult its tax advisor with regard to the translation rules of its adjusted basis and the amount realized upon a sale or other disposition of its Havas shares or Havas ADSs if purchased in, or sold or disposed of for, a currency other than U.S. dollars.

      Passive Foreign Investment Company

      We believe that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current taxable year or for future taxable years. However, an actual determination of PFIC status is fundamentally factual in nature and cannot be made until the close of the applicable taxable year. We will be a PFIC for any taxable year in which either:

      o     75% or more of our gross income is passive income; or

      o our assets which produce passive income or which are held for the production of passive income amount to at least 50% of the value of our total assets on average.

      If we were to become a PFIC, the tax applicable to distributions on Havas shares or Havas ADSs and any gains a holder realizes when the holder disposes of Havas shares or Havas ADSs may be less favorable to the holder. Each holder should consult its own tax advisors regarding the PFIC rules and their effect on the holder if they purchase Havas shares or Havas ADSs.

      United States information reporting and backup withholding

      Non-corporate U.S. Holders may be subject to the information reporting requirements of the Code, as well as to backup withholding on the payment of dividends on, and the proceeds received from the disposition of Havas shares or Havas ADSs. Backup withholding may apply if a U.S. Holder (i) fails to furnish its taxpayer identification number ("TIN"), which, for an individual, would be his or her social security number, (ii) fails to provide certification of exempt status, (iii) is notified by the IRS that he or she has failed properly to report payments of interest and dividends, (iv) under certain circumstances, fails to certify, under penalty of perjury, that he or she has furnished a correct TIN or Havas has been notified by the IRS that such US Holder is subject to backup withholding for failure to furnish a correct TIN, or (v) otherwise fails to comply with the applicable requirements of the backup withholding rules.

      U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable. The amount withheld from a payment to a U.S. Holder under the backup withholding rules generally will be allowed as a credit against such holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

10.F  Dividends and paying agents

      Not applicable.

10.G  Statement by experts

      Not applicable.

10.H  Documents on display

      We are subject to the reporting requirements of the Exchange Act and accordingly are required to file reports and other information with the SEC relating to our business, financial condition and other matters. It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. You may also view our annual reports and other documents filed with the SEC on the internet at http://www.sec.gov. In addition, you may obtain a copy of any foreign language document for which we have filed an English translation as an exhibit to this annual report on Form 20-F by sending a written request to our corporate headquarters at 2, allee de Longchamp, 92281 Suresnes Cedex, France, attention: Corporate Communications.

10.I  Subsidiary information

      Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Impact of changes in foreign currency exchange rates and interest rates

      Foreign currency exchange rates. As of December 31, 2005, we had operations in more than 70 countries through agencies in countries throughout Europe, North America, Latin America and the Asia-Pacific region, as well as contractual affiliations with agencies in numerous additional countries. The geographic diversity of our operations is reflected in the diversity of the currencies that make up our results of operations. In 2005, 62.0% of our revenues were realized in currencies other than the euro, including 37.4% realized in U.S. dollars and 12.0% realized in British pounds. In 2004, 63.5% of our revenues were realized in currencies other than the euro, including 38.2% realized in U.S. dollars and 13.0% realized in British pounds.

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

      Because our foreign currency mismatches tend to be limited, we generally do not hedge our exposure to foreign currencies except in connection with some intercompany loans including those described below. As at December 31, 2005 and December 31, 2004, we had not entered into any foreign currency hedges, with the exception of the following:

      o We are a party to a currency and interest rate swap arrangement, which we refer to as "CIRCUS," that we entered into in June 1999 in connection with a collateral deposit in the initial amount of $30.0 million we made to secure a borrowing made by one of our U.S. subsidiaries in the same amount from Banque Nationale de Paris, New York Branch. This arrangement is repayable in six equal annual installments from June 4, 2001 to June 5, 2006 and the borrowing and collateral deposit have therefore been reduced to $5.0 million at December 31, 2005. The CIRCUS has the effect of transforming this U.S. dollar deposit of $5.0 million, which earns interest at a rate of LIBOR less a margin, into a euro deposit of (euro)4.8 million, which earns interest at EURIBOR less a margin. As of December 31, 2005, an exchange rate loss on the CIRCUS was recorded in the Consolidated Statements of Operations under "exchange rate loss" in the amount of (euro)1.6 million. As of December 31, 2005, an exchange gain on the deposit was recorded in the consolidated statements of operations under "exchange rate gain" in the amount of
            (euro)1.7 (compared to a loss of (euro)2.2 million in 2004).

      o We are a party to a forward sale contract of Canadian $10.7 million against British pounds that we entered into in 2000 in connection with a Canadian $10.7 million intercompany loan made by one of our U.K. subsidiaries to a newly acquired Canadian subsidiary. This forward sale contract matured in 2004 and was extended to 2005 for an amount of Canadian $20.5 million. In 2005, part of this contract was capitalized, reducing the amount of the forward sale contract to Canadian $13.4 million against the British pound. This forward sale contract was extended to September 29, 2006. As at December 31, 2005 and 2004, the fair value of this forward sale contract was (euro)(0.3) million and (euro)(0.078) million, respectively.

      o We are a party to a forward sale contract of (pound)10.3 million against the euro that we entered into in December 2005 and is due January 19, 2006. As at December 31, 2005, the fair value of this forward sale contract was (euro)0.3 million.

      o We are a party to a forward sale contract of (pound)17.0 million against the euro that we entered into in December 2005 and is due February 27, 2006. As at December 31, 2005, the fair value of this forward sale contract was (euro)0.2 million.

      o We are a party to a forward sale contract of Canadian $3.1 million against the euro that we entered into in March 2005 and is due March 21, 2006. As at December 31, 2005, the fair value of this forward sale contract was (euro)(0.4) million.

      For a discussion of the terms of our financial instruments as at December 31, 2005, see Notes 2.21, 11 and 20 to our 2005 consolidated financial statements included in this annual report.

      Because of the geographic diversity of our operations, our subsidiaries record their revenues, expenses, assets and liabilities in a number of different currencies. When we prepare our consolidated financial statements, the value of these different revenues, expenses, assets and liabilities is translated into euro. Fluctuations in the value of the euro will have an impact on the value of the amounts at which these revenues, expenses, assets and liabilities are recorded in our financial statements. For this reason, changes in foreign currency exchange rates can have a significant impact on our results of operations and financial position as reported in euro. This is particularly true with respect to changes in U.S. dollar to euro exchange rate and the British pound to euro exchange rate.

      Interest rates. In the course of our operations, we are exposed to interest rate changes, primarily as a result of our credit facilities used to finance our investment activity and to maintain financial liquidity. We borrow at both fixed and variable rates.

      As of December 31, 2005, we had (euro)129.9 million of outstanding long-term borrowings, including current maturities, consisting principally of:

      o (euro)25.4 million in U.S. dollar denominated bank loans, at variable rates ranging from 4.79% to 5.36%, due 2006;

      o (euro)4.0 million in a British pound denominated convertible bond at a fixed rate of 7.6%, due 2007; and

      o (euro)99.8 million in euro denominated bank loans ("Club Deal") at a variable interest rate (3.31% as of December 31, 2005)

      o (euro)0.7 million in other borrowings, including (euro)0.2 million at fixed rates and (euro)0.5 million at variable rates.

      We generally do not hedge our interest rate exposure, with the exception of the following:

      o the currency and interest rate swap arrangement, which we refer to as "CIRCUS," described above;

      o Based on approximately (euro)125.7 million of outstanding long-term borrowings at variable rates as at December 31, 2005, the impact on pre-tax earnings resulting from a one-percentage point increase or decrease in interest rates would be approximately (euro)1.3 million, holding other variables constant.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

      Our board of directors has determined that Pierre Bouchut qualifies as the "audit committee financial expert" as defined in the applicable rules of the Securities and Exchange Commission. Mr. Bouchot is considered "independent" under NASDAQ independence criteria as well as under the independence criteria of the Bouton Report.

ITEM 16B. CODE OF ETHICS

      In March 2004, our board adopted a Code of Ethics, a code that applies to, among others, our chief executive officer and chief financial officer. This code is publicly available on our website at www.havas.com. In addition, we undertake to provide a copy of our code of ethics to any person without charge upon request. Such requests may be directed to our corporate headquarters at 2 allee de Longchamp, 92281 Suresnes Cedex, France, attention: Investor Relations.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

      Ernst & Young served as our contractual independent auditors for auditing our 2005 consolidated financial statements. A description of the fees billed to us by Ernst & Young for professional services in each of the last two fiscal years is set forth below:

                                          Year Ended December 31,
                                     ----------------- -----------------
                                       2005                     2004
                                       ----                     ----
                                              (in (euro) million)
           Audit Fees                    5                       5
           Audit-Related Fees            1                       1
           Tax Fees                      1                       1
                                      -------                 -------
           Total                         7                       7

      "Audit Fees" are the aggregate fees billed by our auditors for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. "Audit-Related Fees" are fees charged by our auditors for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." This category comprises fees billed for the audit of employee benefit plans and pension schemes, agreed-upon procedure engagements and other attestation services subject to regulatory requirements, certifications of accounting-related internal controls, as well as advisory services associated with our financial reporting. "Tax Fees" are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not purchase any of our equity securities, nor were any such securities purchased on our behalf, in the year ended December 31, 2005.

On January 1, 2006, we redeemed the remainder of our outstanding convertible and/or exchangeable 1% bonds, maturing on January 1, 2006. As of December 31, 2005, the aggregate amount of these bonds outstanding amounted to (euro)220.9 million, comprising (euro)219.1 million in aggregate principal and (euro)1.8 million in interest.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

      Not applicable.

ITEM 18. FINANCIAL STATEMENTS

      The following financial statements are filed as part of this annual report on Form 20-F:

Report of Independent Public Accountants...................................................     F-2

Consolidated Statements of Operations......................................................     F-3

Consolidated Balance Sheets................................................................     F-4

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income........     F-5

Consolidated Statements of Cash Flows......................................................     F-6

Notes to Consolidated Financial Statements.................................................     F-7

ITEM 19. EXHIBITS

Exhibit No.     Description
-----------     ----------------------------------------------------------------

1.1 Statuts (bylaws) of Havas (English translation) (incorporated by reference to Exhibit 1.1 to Havas's annual report on Form 20-F for the year ended December 31, 2003 (SEC File No. 001-16081)).

2.1 Form of Deposit Agreement among Havas, Morgan Guaranty Trust Company of New York and all holders from time to time of Havas ADSs (incorporated by reference to Exhibit 4.1 to Havas's registration statement on Form F-4 (Reg. No. 333-43362)).

2.2 Note d'Operation (Prospectus) dated February 3, 1999 for the issuance of convertible and/or exchangeable bonds by Havas (English translation) (incorporated by reference to Exhibit 4.2 to Havas's registration statement on Form F-4 (Reg. No. 333-43362)).

2.3 Note d'Operation (Prospectus) dated December 12, 2000 for the issuance of convertible and/or exchangeable bonds by Havas (English translation) (incorporated by reference to Exhibit 4.3 to Havas's registration statement on Form F-4 (Reg. No. 333-59880)).

2.4 Final Prospectus dated May 15, 2002 for the issuance of convertible and/or exchangeable bonds by Havas (English translation) (incorporated by reference to Exhibit 4.19 to Havas's annual report on Form 20-F for the year ended December 31, 2001 (SEC File No. 001-16081)).

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

4.3 Supplemental Agreement No. 1 to the Memorandum of Understanding of April 2, 2001 dated May 3, 2002 between Suresnes Immobilier and Havas (English translation) (incorporated by reference to Exhibit 4.18 to Havas's annual report on Form 20-F for the year ended December 31, 2001 (SEC File No. 001-16081)).

4.4 Registration Rights Agreement dated as of May 14, 2001 among Acacia ISP, S.L., Banco Santander Central Hispano, S.A., Compania de Cartera e Inversiones S.A., Deya S.A., Jose Martinez-Rovira Vidal, Maria Luisa Munoz Alvarez, Cristina Martinez-Rovira Munoz and Sandra Martinez-Rovira Munoz (incorporated by reference to Exhibit 4.14 to Havas's annual report on Form 20-F for the year ended December 31, 2000 (SEC File No. 001-16081)).

4.5 Amended and Restated Employment Agreement dated January 1, 2002 between Euro RSCG Worldwide, Inc. and Alain de Pouzilhac (incorporated by reference to Exhibit 4.9 to Havas's annual report on Form 20-F for the year ended December 31, 2002 (SEC File No. 001-16081)).

4.6 Memorandum of Understanding executed on June 28, 2005 by Havas and Alain de Pouzilhac (incorporated by reference to Exhibit 4.7 to Havas's annual report on Form 20-F for the year ended December 31, 2004 (SEC File No. 001-16081)).

4.7 Letter Agreement dated as of June 28, 2005 between EURO RSCG New York, Inc. and Alain de Pouzilhac (incorporated by reference to Exhibit 4.8 to Havas's annual report on Form 20-F for the year ended December 31, 2004 (SEC File No. 001-16081)).

4.8 Non-Competition Agreement executed on June 28, 2005 by Alain de Pouzilhac (incorporated by reference to Exhibit 4.9 to Havas's annual report on Form 20-F for the year ended December 31, 2004 (SEC File No. 001-16081)).

4.9 Amended Employment Agreement executed on January 19 , 2005 between Havas and Jacques Herail (incorporated by reference to Exhibit 4.10 to Havas's annual report on Form 20-F for the year ended December 31, 2004 (SEC File No. 001-16081)).

4.10 Agreement dated February 1, 2003 between Arnold Worldwide Partners and Edward Eskandarian (incorporated by reference to Exhibit 4.11 to Havas's annual report on Form 20-F for the year ended December 31, 2002 (SEC File No. 001-16081)).

4.11 Amended Employment Agreement dated as of April 13, 2005 between Arnold Worldwide Partners, LLC. and Edward Eskandarian (incorporated by reference to Exhibit 4.12 to Havas's annual report on Form 20-F for the year ended December 31, 2004 (SEC File No. 001-16081)).

4.12 Employment Agreement made as of October 1, 2004 between James Heekin and EURO RSCG Worldwide (incorporated by reference to
                Exhibit 4.13 to Havas's annual report on Form 20-F for the year ended December 31, 2004 (SEC File No. 001-16081)).

4.13 Deferred Compensation Plan Trust Agreement made October 31, 2004 between Euro RSCG Worldwide, Inc. and Circle Advisors, Inc. for the benefit of James Heekin (incorporated by reference to Exhibit 4.14 to Havas's annual report on Form 20-F for the year ended December 31, 2004 (SEC File No. 001-16081)).

4.14 Amendment to Employment Agreement executed on January 19, 2005 between Havas and Jacques Seguela (incorporated by reference to Exhibit 4.15 to Havas's annual report on Form 20-F for the year ended December 31, 2004 (SEC File No. 001-16081)).

4.15 Amendment to Employment Agreement executed on January 19, 2005 between Havas and Alain Cayzac (incorporated by reference to Exhibit 4.16 to Havas's annual report on Form 20-F for the year ended December 31, 2004 (SEC File No. 001-16081)).

4.16 Lease Agreement dated October 1, 2003 between Arnold Worldwide LLC and BP Prucenter Acquisition LLC (incorporated by reference to Exhibit 4.17 to Havas's annual report on Form 20-F for the year ended December 31, 2004 (SEC File No. 001-16081)).

4.17 First Amendment to Lease Agreement dated September 2004 between Arnold Worldwide LLC and BP Prucenter Acquisition LLC (incorporated by reference to Exhibit 4.18 to Havas's annual report on Form 20-F for the year ended December 31, 2004 (SEC File No. 001-16081)).

4.18 Second Amendment to Lease Agreement dated January 2005 between Arnold Worldwide LLC and BP Prucenter Acquisition LLC (incorporated by reference to Exhibit 4.19 to Havas's annual report on Form 20-F for the year ended December 31, 2004 (SEC File No. 001-16081 )).

4.19* Employment Agreement executed on November 28, 2005 between Havas and Herve Philippe (English Translation).

4.20* Employment Agreement executed on January 20, 2001 between Fernando Rodes Vila and Media Planning Group, S.A. (English Translation).

4.21* Novation of Clause 6.3, executed on December 19, 2005, of the Employment Agreement dated January 20, 2001 between Fernando Rodes Vila and Media Planning Group, S.A. (English Translation).

4.22* Letter Agreement dated March 10, 2006 from Fernando Rodes Vila to Vincent Bollore, waiving the provisions of Article 6.2, paragraphs 7 and 8, and Article 6.3 (as amended by Amendment dated December 19, 2003) of the Employment Agreement dated January 20, 2001 between Fernando Rodes Vila and Media Planning Group, S.A. (English Translation).

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

15*             NASDAQ Corporate Governance Exemptions.

----------
*Filed herewith.

                                   SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                           Havas


                                           By: /s/ Fernando Rodes Vila
                                                   -------------------
                                               Name: Fernando Rodes Vila
                                               Title: Chief Executive Officer

Dated: June 9, 2006

INDEX TO FINANCIAL STATEMENTS

 Havas and Subsidiaries

Report of Independent Public Accountants.......................................................  F-2
Consolidated Statements of Operations..........................................................  F-3
Consolidated Balance Sheets....................................................................  F-4
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income............  F-5
Consolidated Statements of Cash Flows..........................................................  F-6
Notes to Consolidated Financial Statements.....................................................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Havas

      We have audited the accompanying consolidated balance sheets of Havas and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Havas and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

                                            ERNST & YOUNG AUDIT


                                            By: /s/ CHRISTIAN CHIARASINI
                                                --------------------------------
                                                Name: Christian Chiarasini

Neuilly-sur-Seine, France
May 23, 2006

                             HAVAS AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                         Years ended December 31,
                                                                          (In millions of euros except share and per share data)
                                                                   -------------------------------------------------------------
                                                                      Note          2005                2004                2003

                                                                             ---------------------------------------------------
Net revenues                                                                       1,461               1,449               1,525
Operating expenses
      Compensation and related costs                                                (911)               (865)               (974)
      Stock-based compensation                                         13            (13)                 (8)                 (5)
      General and administrative non-payroll costs                                  (395)               (416)               (433)
      Compensation to former shareholders of acquired businesses       12             (1)                 (3)                 (3)
      Amortization of intangible assets (2)                             6            (26)                (29)                (31)
      Goodwill and other intangible impairment                        5, 6            --                  --                (100)
      Restructuring and other charges                                   8             --                 (16)                (98)
                                                                             ---------------------------------------------------
      Total operating expenses                                                    (1,346)             (1,337)             (1,644)
                                                                             ---------------------------------------------------
Operating income (loss)                                                              115                 112                (119)
                                                                             ---------------------------------------------------
      Interest expense                                                               (43)                (71)                (78)
      Interest income                                                                 15                  16                  28
      Exchange rate gain (loss)                                                       --                   3                  (9)
      Net gain on trading securities                                                   3                   7                   9
      Other                                                            11             (2)                 (7)                (53)
                                                                             ---------------------------------------------------
Financial expense - net                                                              (27)                (52)               (103)
                                                                             ---------------------------------------------------
Income (loss) from operations before income tax                                       88                  60                (222)
      Provision for income tax                                         15            (19)                 (3)               (108)
      Minority interests                                                             (10)                 (8)                 (5)
      Equity in earnings (losses) of investees                         10             (4)                  1                   1
                                                                             ---------------------------------------------------
Income (Loss) from continuing operations                                              55                  50                (334)
                                                                             ---------------------------------------------------
Loss from discontinued operations (net of tax)                          9             --                 (17)                (89)
                                                                             ---------------------------------------------------
Net income (loss)                                                                     55                  33                (423)
                                                                             ---------------------------------------------------

Income (loss) from continuing operations (1)
      basic                                                                         0.13                0.15               (1.05)
      diluted                                                                       0.13                0.14               (1.05)

Loss from discontinued operations (basic and diluted) (1)                             --               (0.05)              (0.28)

Net income (loss) (basic and diluted)                                               0.13                0.10               (1.33)

Weighted average common shares outstanding
      Basic                                                                  424,280,479         340,534,449         318,494,944
      Diluted                                                                436,222,064         343,932,324         318,494,944

(1) 2003 earnings per share have been adjusted by a factor of 0.93254 following the preferential subscription rights issue on October 19th, 2004.

(2)   Corresponds  only  to  amortization  of  intangible   assets  acquired  in
      connection with a business combination.

The accompanying notes are an integral part of these consolidated financial statements.

                             HAVAS AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                                            As of December 31,
                                                                                                          (In millions of euros)
                                                                                           ----------------------------------------
                                                                                              Note          2005           2004
                                                                                           ----------------------------------------
                                             ASSETS
Current assets:
       Cash and cash equivalents                                                                                 603            311
       Highly liquid investments                                                                                  --            223
       Accounts receivable, net of allowance for doubtful accounts of 28.9 and 33.9
       as of December 31, 2005 and 2004, respectively                                            24            1,219          1,011
       Costs billable to clients                                                                                  59             46
       Prepaid expenses and advances to suppliers                                                                 47             38
       Other receivables                                                                                          91             93
       Deferred tax assets                                                                       15               26             34
       Other current assets                                                                                      256            205
                                                                                                         --------------------------
                                    Total current assets                                                       2,301          1,961
                                                                                                         ==========================
Noncurrent assets:
       Property and equipment, net                                                                4              103            114
       Goodwill                                                                                   5            1,730          1,620
       Other intangible assets, net                                                               6              196            212
       Equity investments                                                                        10                8              8
       Noncurrent deferred tax assets                                                            15                3              8
       Other assets                                                                               7               17             24
                                                                                                         --------------------------
                                   Total noncurrent assets                                                     2,057          1,986
                                                                                                         --------------------------
Total assets                                                                                                   4,358          3,947
                                                                                                         ==========================
                     LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
       Short-term borrowings                                                                     11              150             80
       Current maturities of convertible bonds                                                   11              240             21
       Current maturities of long-term borrowings                                                11               79             26
       Short-term obligations under capital leases                                               18               --              1
       Accounts payable                                                                                        1,107          1,035
       Other payables                                                                                            671            615
       Advances from clients                                                                                     117            112
       Accrued compensation                                                                    12, 13              8             13
       Deferred income                                                                                            20             23
                                                                                                         --------------------------
                                  Total current liabilities                                                    2,392          1,926
                                                                                                         --------------------------
Noncurrent liabilities
       Long-term borrowings                                                                      11               50              8
       Convertible bonds                                                                         11              452            666
       Long-term obligations under capital leases                                                18               --              1
       Accrued compensation                                                                    12, 13             19              9
       Deferred tax liabilities                                                                  15               19             24
       Accrued pensions and other benefits costs                                                 14               54             41
       Other liabilities                                                                                          81             98
                                                                                                         --------------------------
                                Total noncurrent liabilities                                                     675            847
                                                                                                         --------------------------
Minority interests                                                                                                19             20
                                                                                                         --------------------------
Shareholders' equity
       Common stock:  (euro)0.40 par value, 429,180,870 and 428,832,440 shares issued at December 31, 2005 and 2004, respectively and 425,608,078 and 421,398,323
       shares outstanding at December 31, 2005 and 2004, respectively                                            171            171
       Additional paid-in capital                                                                              3,572          3,573
       Retained earnings                                                                                      (2,192)        (2,214)
       Unrealized losses on securities                                                                            (1)            --
       Deferred compensation                                                                                      --             (2)
       Accumulated other comprehensive income                                                                   (271)          (347)
       Treasury stock, at cost, 3,572,792 and 7,434,117 shares at Dec. 31, 2005 and
       2004, respectively                                                                                         (7)           (27)
       Total shareholders' equity                                                                              1,272          1,154
                                                                                                         --------------------------
Total liabilities and shareholders' equity                                                                     4,358          3,947
                                                                                                         ==========================

The accompanying notes are an integral part of these consolidated financial statements.

                             HAVAS AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                            AND COMPREHENSIVE INCOME

                 (In millions of euros except number of shares)

                                                         Number of                 Additional
                                                           shares       Common       paid-in      Retained      Treasury
                                                           (000's)       stock       capital      earnings        stock
                                                        ------------------------------------------------------------------
Balance at December 31, 2002                              295,590          122         3,224        (1,766)         (63)
                                                        ==================================================================
Comprehensive income:
       Net loss                                                                                       (423)
       Currency translation adjustment
       Minimum  Liability Adjustment, gross
       Minimum Liability Adjustment, tax
       Total comprehensive income (loss)                                                              (423)
Dividends (per share amount: (euro)0.08) and                                                           (30)
   equalization tax
Treasury stock transactions                                 2,015                                      (14)          31
Exercise of stock options                                     975                          4
Share issuance--convertible bonds                               2
                                                        ------------------------------------------------------------------
Balance at December 31, 2003                              298,582          122         3,228        (2,233)         (32)
                                                        ==================================================================
Comprehensive income:
       Net income                                                                                       33
       Currency translation adjustment
       Minimum  Liability Adjustment, gross
       Minimum Liability Adjustment, tax
       Total comprehensive income (loss)                                                                33
Dividends (per share amount: (euro)0.05) and                                                           (11)
   equalization tax
Treasury stock transactions                                   181                                       (3)           5
Exercise of stock options                                     121
Impact of variable accounting related to
stock options repricing                                                                    6
Share issuance--convertible bonds                               1
              --other                                     122,513           49           339
                                                        ------------------------------------------------------------------
Balance at December 31, 2004                              421,398          171         3,573        (2,214)         (27)
                                                        ==================================================================
Comprehensive income:
       Net income                                                                                       55
       Currency translation adjustment
       Unrealized losses on available for sale investments
       Minimum  Liability Adjustment, gross
       Minimum Liability Adjustment, tax
       Total comprehensive income (loss)                                                                55
Dividends (per share amount: (euro)0.07) and                                                           (30)
   equalization tax
Treasury stock transactions                                 3,862                                       (3)          20
Exercise of stock options                                     345                          1
Impact of variable accounting related to
stock options repricing                                                                   (2)
Share issuance--convertible bonds                               3
              --other
                                                        ------------------------------------------------------------------
Balance at December 31, 2005                              425,608          171         3,572        (2,192)          (7)
                                                        ==================================================================


                                                           Unrealized                       Other              Total
                                                           losses on      Deferred      comprehensive     shareholders'
                                                         AFS securities compensation       income             equity
                                                         -------------------------------------------------------------
Balance at December 31, 2002                                                    (1)           (169)             1,347
                                                         =============================================================
Comprehensive income:
       Net loss                                                                                                  (423)
       Currency translation adjustment                                                        (134)              (134)
       Minimum  Liability Adjustment, gross                                                     (4)                (4)
       Minimum Liability Adjustment, tax                                                         1                  1
       Total comprehensive income (loss)                                                      (137)              (560)
Dividends (per share amount: (euro)0.08) and                                                                      (30)
   equalization tax
Treasury stock transactions                                                                                        17
Exercise of stock options                                                                                           4
Share issuance--convertible bonds
                                                          ------------------------------------------------------------
Balance at December 31, 2003                                     --             (1)           (306)               778
                                                          ============================================================
Comprehensive income:
       Net income                                                                                                  33
       Currency translation adjustment                                                         (38)               (38)
       Minimum  Liability Adjustment, gross                                                     (4)                (4)
       Minimum Liability Adjustment, tax                                                         1                  1
       Total comprehensive income (loss)                                                       (41)                (8)
Dividends (per share amount: (euro)0.05) and                                                                      (11)
   equalization tax
Treasury stock transactions                                                      1                                  3
Exercise of stock options
Impact of variable accounting related to
stock options repricing                                                         (2)                                 4
Share issuance--convertible bonds
              --other                                                                                             388
                                                          ------------------------------------------------------------
Balance at December 31, 2004                                     --             (2)           (347)             1,154
                                                          ============================================================
Comprehensive income:
       Net income                                                                                                  55
       Currency translation adjustment                                                          83                 83
       Unrealized losses on available for sale investments       (1)                                               (1)
       Minimum  Liability Adjustment, gross                                                    (10)               (10)
       Minimum Liability Adjustment, tax                                                         3                  3
       Total comprehensive income (loss)                         (1)                            76                130
Dividends (per share amount: (euro)0.07) and                                                                      (30)
   equalization tax
Treasury stock transactions                                                                                        17
Exercise of stock options                                                                                           1
Impact of variable accounting related to
stock options repricing                                                          2                                 --
Share issuance--convertible bonds
              --other
                                                          ------------------------------------------------------------
Balance at December 31, 2005                                     (1)            --            (271)             1,272
                                                          ============================================================

The accompanying notes are an integral part of these consolidated financial statements.

                             HAVAS AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                   Years ended December 31,
                                                                                                    (in millions of euros)
                                                                                           ----------------------------------------
                                                                                             2005            2004              2003
                                                                                             ----            ----              ----
Cash flows from operating activities
Net income (loss) from continuing operations                                                   55              50              (334)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
      Minority interests                                                                       10               8                 5
      Amortization, depreciation and impairment                                                73              74               184
      Gain on repurchase of convertible bonds                                                  --             (30)               (5)
      Restructuring                                                                            --             (26)               72
      Stock-based compensation-Parent company plan                                             --               3                --
      Gain on sale of highly liquid investments                                                (3)             (7)               (9)
      Gain on sale of assets                                                                  (16)             (2)               --
      Loss in equity method investees, net of dividends                                         5              --                --
      Deferred tax                                                                             (2)            (32)               93
      Change in assets and liabilities:
                        (Increase) / decrease in accounts receivable                         (145)             76                51
                        Increase / (decrease) in accounts payable                              (1)             11                96
                        Increase / (decrease) in advances from clients                         (7)             (6)               (8)
                        Net change in other assets / liabilities                              (11)              4                32
                                                                                           ========================================
                        Net cash (used in) provided by operating activities                   (42)            123               177
Cash flows from investing activities
Purchase of tangible and intangible assets                                                    (37)            (37)              (51)
Purchase of subsidiaries net of cash acquired                                                 (44)            (79)              (15)
Proceeds from sale of tangible and intangible assets                                           21               6                30
Proceeds from sale of subsidiaries                                                             14              36                 8
Net proceeds from financial assets                                                              2              --                --
Net proceeds from highly liquid investments                                                   226             204                39
                                                                                           ========================================
                        Net cash provided by investing activities                             182             130                11
Cash flows from financing activities
Dividends paid in cash                                                                        (37)            (20)              (39)
Proceeds from issuance of stock and disposal of treasury stock                                 18             391                 6
Net payments under line-of-credit agreements                                                   66             (16)               (9)
Principal payments under capital lease obligations                                             --              (2)               (9)
Purchase of convertible bonds                                                                  --            (472)             (109)
Proceeds from long-term borrowings                                                            108              31                 1
Repayment of long-term borrowings                                                             (15)            (89)              (17)
                                                                                           ========================================
                        Net cash (used in) / provided by financing activities                 140            (177)             (176)
Effect of change in consolidation method                                                       (5)             --                --
Effect of exchange rate changes on cash and cash equivalents                                   17              (7)              (21)
Net cash used in discontinued operations                                                       --              --               (45)
Net increase (decrease) in cash and cash equivalents                                          292              69               (54)
Cash and cash equivalents at beginning of the year                                            311             242               296
Cash and cash equivalents at end of the year                                                  603             311               242
Income tax paid                                                                                22              26                30
Interest paid (1)                                                                              36             106                28

(1) The 2004 amount includes 55.5 of interest paid related to the Company's repurchase of 17,570,404 of its convertible bonds in December 2004.

                             HAVAS AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (In millions of euro except per share amounts and as otherwise indicated)

1. NATURE OF OPERATIONS

      Havas, a French corporation listed on the Compartiment A of the Eurolist of Euronext and on the NASDAQ National Market system, and its subsidiaries (the "Company" or "Havas") operate as a global advertising and communications group with worldwide networks that offer a broad range of advertising and communications services, including integrated communications, traditional advertising, direct marketing, media planning and buying, corporate communications, internal communications, sales promotion, design, television sponsorship, human resources, multimedia interactive communications and public relations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

      All  figures  are  presented  in  millions  of  euros,   unless  otherwise
indicated.

2.1. Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. Investments, in which the Company owns 20-50% of the share capital and has the ability to exercise significant influence over the operating and financial policies, are accounted for using the equity method of accounting. They are initially accounted for at cost and then will be increased by the future results. All significant intercompany balances and transactions are eliminated upon consolidation.

2.2. Foreign Currency Translation

      The balance sheets of foreign subsidiaries are translated into euro at year-end exchange rates and their income and cash-flow statements are translated at average exchange rates for the year. Differences arising on translation are recorded in other comprehensive income.

2.3. Estimates and Judgments

      The  preparation  of financial  statements in conformity  with  accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The following may involve a higher degree of judgment or complexity: revenue recognition, allowances for doubtful accounts, restructuring charges, contingent acquisition obligations, impairment of intangible assets and goodwill, employee stock option plans and income taxes.

2.4. Revenue Recognition

      Substantially all revenue is derived from fees and commissions for advertising and communication services and for the planning and purchase of media. Revenue is recognized when the service is rendered, in accordance with the terms of the contractual arrangement, and upon completion of the earnings process. The earnings process is complete when services are rendered, on the date the media is published or aired, when costs are incurred for production and when collection is reasonably assured. Some contractual arrangements with clients include performance incentives which allow the Company to earn additional revenues based on its performance relative to both qualitative and quantitative objectives. The Company recognizes the incentive portion of revenue under these arrangements when the clients achieve these qualitative and quantitative goals.

Substantially all of the Company's revenue is recorded as the net amount of the Company's gross billings less pass through expenses charged to its clients. In most cases the amount that is billed to clients significantly exceeds the amount of revenue that is earned and reflected in the financial statements because of various pass through expenses such as production and media costs. In compliance with Emerging Issues Task Force (EITF) 99.19 "Reporting revenue gross as a principal versus net as an agent" we assess whether the agency or the third party supplier is the primary obligator. The Company evaluates the terms of its clients agreements as part of this assessment. In addition, the Company gives appropriate consideration to either key indicators such as latitude in establishing price, discretion in supplier selection and credit risk to the vendor. Because the Company broadly operates as an advertising agency based on its primary lines of business and given the industry practice to generally record revenue on a net versus gross basis, the Company believes that there must be strong evidence in place to overcome the presumption of net revenue accounting. Accordingly, the Company generally records revenue net of pass through charges.

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

2.7. Highly liquid investments / cash and cash equivalents

      Highly liquid investments include variable interest notes and investments in money market mutual funds which include monetary Societe d'Investissement a Capital Variable ("SICAVs") and Fonds Communs de Placement ("FCP") that qualify as "Euro monetary" mutual funds under the French Autorite des Marches Financiers regulations, under which:

      - the sensitivity, defined as duration divided by (1 + effective rate), of the investment portfolio should be within the range of 0.5,

      - the investment strategy disclosed should refer to one or several indicators for the monetary market of the euro zone,

      - the portfolio should not be subject to foreign-exchange risk exposure and should not include equity securities.

      Cash and cash equivalents consist of cash and marketable securities with an original maturity of 90 days or less.

2.8. Costs Billable to Clients

      Costs incurred on behalf of clients when providing advertising, marketing and other services are accounted for in "Costs billable to clients" in the consolidated balance sheets at the lower of cost and fair market value until revenue resulting from expenditures is recognized.

2.9. Property and Equipment, net

      Property and equipment are carried at historical cost. Depreciation is calculated either on a straight-line basis or using the declining-balance method over the estimated useful life of the related asset. Assets acquired under capital lease agreements are capitalized.

      The Company estimates the useful lives of its property and equipment in order to determine the amount of depreciation expense to be recorded during the reporting period.

2.10. Goodwill and Other Intangible Assets

      Goodwill corresponds to the excess of the acquisition cost of subsidiaries over the fair value of the related assets acquired and liabilities assumed. Beginning on January 1, 2002, in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," the Company no longer amortizes goodwill, but rather tests these assets at least annually for impairment by comparing the fair value of the reporting units over their carrying values. The fair value of the reporting units has been computed using the discounted cash flow method. Such projections require the use of estimates and assumptions as to matters such as future revenue growth, product margins, capital expenditures, working capital requirements, tax rates and discount rates. Actual earnings may differ from the Company's estimates. If the fair value of the reporting unit is determined to be less than its carrying value, a second step is performed to compute the amount of goodwill impairment, if any. As a result of the annual impairment testing, the Company determined that there was no goodwill impairment charge in 2005 and 2004 whereas a goodwill impairment charge of 69.5 was recorded in 2003.

      Other intangibles consist mainly of trademarks and customer lists and customer relationships, which are amortized over their estimated useful lives using the straight-line method.

2.11. Impairment of Long Lived Assets and Accounting for Discontinued Operations

      The long lived assets are reviewed for impairment whenever events or circumstances indicate their carrying values may not be recoverable. Whenever such events or circumstances arise, an estimate of the future undiscounted cash flows is compared to the asset's carrying value to determine if impairment exists pursuant to the requirements of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived-Assets."

      In  accordance  with  SFAS  144,  the  Company   includes  in  assets  and
liabilities held for sale and in discontinued operations the assets and liabilities that meet certain criteria with respect to the Company's plans for their sale or abandonment. Depreciation and amortization cease when the asset meets the criteria to be classified as held for sale. If (1) a planned or completed disposal involves a component of the Company whose operations and cash flows can be distinguished operationally and for financial reporting purposes;
(2) such operations and cash flows will be (or have been) eliminated from the Company's ongoing operations; and (3) the Company will not have any significant continuing involvement in the component, then the component's results of operations are presented as discontinued operations for all periods. Operating losses from discontinued operations are recognized in the period in which they occur. Long-lived assets (or groups of assets and related liabilities) classified as held for sale, are measured at the lower of carrying amount or fair value less costs to sell.

2.12. Equity investments

      The equity method is used to account for investments in entities in which the Company has an ownership of less than 50% and has significant influence over the operating and financial policies. The excess of the cost of the Company's investment over the Company's share of the fair value of the net assets at the acquisition date is recognized as goodwill and included in the carrying amount of the investment. The Company annually assesses these investments to determine if there has been a decline in the fair value below the carrying amount and if the decline is deemed to be other than temporary. In 2005, the Company determined that there was an equity method goodwill impairment charge of 3.0 whereas no equity method goodwill impairment charge was recognized in 2004 and 2003.

2.13. Available for sale securities

      The available for sale securities are included in the line "Other assets" in the accompanying consolidated balance sheets and mainly include investments in non-consolidated companies over which the Company does not exercise any significant influence or control. These securities are assessed at fair value and any change is recognized in other comprehensive income as "Unrealized losses on avalaible for sale investments" until their date of sale. The currency exchange difference of non monetary assets denominated in foreign currency is also recorded in other comprehensive income. The fair value of the marketable securities is determined based on the share price.

      The Company annually assesses these investments to determine if there have been any other than temporary declines in market value below book value. If the impairment is determined to be other than temporary, then the Company recognizes a loss equal to the difference between the investment's cost and fair value in the consolidated statement of operations. Impairment losses cannot be reversed. Subsequent increases in fair value are included in other comprehensive income until realized.

2.14. Pension, Retirement and Post Employment Obligations

      In accordance with the laws and practices of each country, the Company participates in various employee benefit plans offering pensions, retirement, termination and death and disability benefits. Pension plans include flat benefits, final pay plans and multi-employer plans.

      Defined contribution plans are post-employment benefit plans under which an entity pays fixed contributions into an insurance company or an external pension funds and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. These contributions are recorded as expenses when incurred. No provision is recognized since no further commitment is required. Multi-employer plans are accounted for as defined contribution plans due to the lack of information required for assessing the plans as defined benefit plans.

      Defined benefit plans are post-employment benefit plans which provide additional contractual benefits. These benefits may be settled either in one-time (indemnity for employment agreement termination) or in annual instalments (in particular in the United-Kingdom). A provision is then recognized over the period the employees are rendering service using the projected credit unit method. The provision represents the accumulated benefits the employees will have earned during the rendering service period. The provision is measured on a discounted basis and accounted for in the balance sheet, net of the fair value of the related assets. The discount rate used at the closing date corresponds to the AA rated bonds yield rate.

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

2.15. Deferred Taxes

      In accordance with the SFAS No. 109, "Accounting for Income Taxes," the Company records deferred tax assets and liabilities using enacted tax rates that account for the effect of temporary differences between the book and tax bases of assets and liabilities. If enacted tax rates change, the Company would adjust its deferred tax assets and liabilities through the provision for income taxes in the period of the change to reflect the enacted tax rate expected to be in effect when the deferred tax items are reversed. The Company records a valuation allowance on deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Cumulative losses weigh heavily in the overall assessment.

2.16. Foreign Currency Transactions

      Foreign currency transactions are converted at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are converted at the respective exchange rates prevailing at the balance sheet date. Any exchange differences are reflected as "Exchange rate gain (loss)" in the accompanying consolidated statements of operations, unless they relate to net investments in foreign subsidiaries, in which case they are accounted for in retained earnings as "Currency translation adjustment" until the date of sale of the subsidiaries.

2.17.   Earnings per share

      Basic earnings per share is computed by dividing the net income by the weighted-average number of Havas shares outstanding during the year after deducting the number of treasury shares. Diluted earnings per share is calculated by using the "treasury stock" method for stock options (Note 13), subscription options and equivalents and convertible bonds (Note 11):

      - the numerator: the earnings are adjusted by adding back the interest expenses (net of tax) relating to the convertible bonds;

      - the denominator: the number of basic shares is adjusted by adding the number of potentially dilutive shares.

The equity instruments which give access to the capital stock are only included in the calculation of the diluted earnings per share if they have a dilutive effect on the basic earnings per share.

For comparison purposes of earnings per share disclosure, the weighted average numbers of outstanding shares of each period disclosed are adjusted in case of capital increases with preferential subscription rights.

2.18. Treasury Stock

      Treasury share purchases are accounted for at cost. The sale of treasury shares is accounted for at first in first out cost method. Gains on the sale of treasury shares are accounted for as additional paid-in capital whereas losses on the sale of treasury shares are accounted for as retained earnings and do not affect reported results of operations.

2.19. Stock Options

      At December 31, 2005, the Company had stock-based employee compensation plans, which are more fully described in Note 13. The Company accounts for those plans under the recognition and measurement principles of Accounting Practices Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees."

      The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No 123, "Accounting for Stock-Based Compensation," to stock-based compensation.

                                                                                               2005         2004         2003
                                                                                               ----         ----         ----
      Net income (loss), as reported ..................................................          55           33         (423)
         Deduct: Stock-based compensation expense under fair value
          method, net of related tax effects ..........................................         (27)         (18)         (12)
         Add: Stock-based compensation expense included in "Net
          income (loss)" reported, net of related tax effects .........................          13            8            5
      Net income (loss), pro forma ....................................................          41           23         (430)
      Net income (loss) per share basic, as reported (1) ..............................        0.13         0.10        (1.33)
      Net income (loss) per share diluted, as reported (1) ............................        0.13         0.10        (1.33)
      Net income (loss) per share basic, pro forma (1) ................................        0.10         0.07        (1.35)
      Net income (loss) per share diluted, pro forma (1) ..............................        0.10         0.07        (1.35)

(1) 2003 earnings per share have been adjusted by a factor of 0.93254 following the preferential subscription rights issue on October 19, 2004.

      The fair value of each option granted is estimated on the date of grant. Until December 31, 2003 the Company used the Black-Scholes option-pricing model to compute the fair value of its options. In 2004, the Company decided to use the binomial method which is more relevant to compute the fair value of stock options. This method allows the Company to make assumptions during all the window periods instead of estimating an expected life of the options. In 2004, the Company computed for all its plans not vested at January 1, 2004, a fair market value of the options using the binomial method whereas 2003 proforma figures have not been restated, the impact of this change of method being not significant.

No stock-based employee compensation plans have been granted in 2005.

                                                    2004              2003
                                                    ----              ----
            Expected life (in years)........         N/A                4
            Risk-free interest rates........   3.22 to 4.60%      2.81 to 3.35%
            Expected dividend yield.........        1.50%         2.00 to 3.35%
            Expected volatility.............         30%               30%

2.20. Concentration of Credit Risk

      The Company provides advertising and communications services to a wide range of clients that operate in many different industry sectors around the world. The Company grants credit to all qualified clients and does not believe it is exposed to any undue concentration of credit risk related to either a specific country or customer. Consequently, concentrations of credit risk with accounts receivable are limited. The Company uses derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, which are negotiated with leading banks, thus limiting the counterpart risks. The Company invests its excess cash in short-term securities with financial institutions and limits the amount of credit exposure to any one counterpart.

2.21. Derivative Financial Instruments

      To manage its exposure to interest rates and foreign exchange risks, the Company has negotiated derivatives with leading banks, thus limiting counterpart risks.

      The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001. SFAS 133 establishes accounting and reporting standards requiring that every derivative financial instrument (including certain derivative financial instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value.

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

2.22. Restructuring Charges

      Restructuring charges were recorded in 2001 and in 2003, associated with the Company's formal restructuring plan. The related reserves reflect many estimates, including those pertaining to separation costs and obligations under real estate leases, net of estimated sublease income. The Company reassesses the reserve requirements to complete its restructuring plan at the end of each reporting period. The 2001 restructuring plan has been recorded in accordance with Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring.)" The 2003 restructuring plan has been recorded in accordance with SFAS No.146 "Accounting for Costs Associated with Exit or Disposal Activities." As real estate market conditions change, the Company may have further refinements in the future, either upward or downward, to the original charge recorded.

2.23. Contingent Acquisition Obligations

      Certain of the Company's acquisition contracts provide for contingent consideration based on earnings (an "earn-out"). The Company utilizes earn-out structures in an effort to minimize the risk to the Company associated with potential future negative changes in the performance of the acquired entity. The ultimate amounts payable are dependent upon future results of the acquired entity. The Company does not record the contingent consideration as additional purchase price for these items on its balance sheet until the applicable contingency is resolved and additional consideration is determinable. However, if the contingent consideration is conditioned on the employment of any selling shareholder, the Company applies EITF consensus on issue No. 95-8, "Accounting for Contingent Consideration Paid to Shareholders of an Acquired Enterprise in a Purchase Business Combination," which requires that compensation expense be accrued as more fully described in Note 12.

      Actual results can differ from these estimates and, as a result, the actual amount that the Company pays may be different from these estimates. These obligations change from period to period as a result of earn-out payments made during the current period, changes in the previous estimates of the acquired entities' performances, changes in foreign exchange rates and the addition of new contingent obligations resulting from acquisitions with earn-out structures that were completed in the current period. These differences could be material (See Note 22).

      In addition, owners of interests in certain subsidiaries or affiliates of the Company have the right in certain circumstances to require the Company to purchase their interests (a "buy-out"). The purchase price for a buy-out is generally based upon a multiple of future earnings and in some cases is conditioned on the continued employment of the related shareholders. The Company accounts for these arrangements as restricted stock plans. The ultimate amount payable in the future relating to these transactions will vary because it is generally dependent on the future results of operations of the subject businesses and the timing the buy-out is exercised. The actual amounts that the Company pays may be different from these estimates. These differences could be material (See Note 22).

2.24. Provisions for litigation

      During 2005, the Company recorded significant charges in connection with the departure of some of its former executive officers for a total amount of
10.4. The related provisions involve a high degree of judgment or complexity, and issues involved in connection with litigation are complex and the outcome of any litigation involves a high degree of uncertainty. The liability could be higher or lower than the established reserves. Total indemnities, damages and social charges which have been claimed or could be claimed from the Company amount to 14.0.

2.25. Advertising Costs

      Advertising costs are expensed as incurred. Advertising expense amounted to 9.4, 10.7 and 13.5 for the years ended December 31, 2005, 2004 and 2003, respectively.

2.26. Recently Issued Accounting Pronouncements

      In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R "Share-based payment". This statement is a revision of SFAS No. 123 "Accounting for stock-based compensation" and establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The application of this statement is required as of the beginning of the first annual reporting period that begins after December 15, 2005. The Company expects to adopt this Statement on January 1, 2006. The Company is assessing the impact that this statement will have on the Company's financial position and results of operations. No material impact is expected on the cash flows. Statement 123R permits the Company to adopt its requirements using one of two methods:

      - A "modified prospective" method in which compensation cost is recognized for all share-based payments granted after the effective date and for all awards granted to employees prior to the effective date that remain unvested on the effective date.

      - A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits the Company to restate, based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures, all prior periods presented.

The Company plans to adopt Statement 123R on January 1, 2006 using the modified prospective method. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123R in prior periods, the impact of that Standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in
Note 2.19.

      In December 2004, FASB issued SFAS No. 153 "Exchanges of nonmonetary assets". This statement is an amendment of APB Opinion No. 29 "Accounting for nonmonetary transactions". This statement is based on the principle that exchanges of nonmonetary assets should be measured at the fair value of the assets exchanged and provides exceptions for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this statement did not have any material impact on the Company's financial position and results of operations.

      In May 2005, FASB issued SFAS No. 154 "Accounting changes and error corrections". This statement is a replacement of APB Opinion No. 20 "Accounting changes" and FASB No. 3 "Reporting accounting changes in interim financial statements". SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. Statement 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of this statement to have a material impact on the Company's financial position and results of operations.

      In June 2005, the EITF reached a consensus on EITF 05 -6 "Determining the amortization period for leasehold improvements". EITF 05-6 clarifies that leasehold improvements acquired in a business combination or purchased subsequent to the inception of the lease should be amortized over the lesser of the useful life of the asset or the lease term that includes reasonably assured lease renewals as determined on the date of the acquisition of the leasehold improvement. The guidance in this consensus should be applied prospectively for leaseholds improvements acquired in periods beginning after July 1, 2005. The adoption of this statement did not have any material impact on the Company's financial position and results of operations.

      In November 2005, FASB issued FSP FAS 115-1 and FAS 124-1 "The meaning of other than temporary impairment and its application to certain investments". This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and required certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. The Company is in the process of assessing the impact that this statement will have on the Company's financial position and results of operations.

2.27. Reclassifications

      Certain amounts applicable to prior periods have been reclassified to conform to the classifications followed in 2005.

2.28. Change in accounting policy

      In 2004, the Company changed its policy relating to the definition of cash and cash equivalents for the purpose of cash flow preparation and excludes highly liquid investments (see note 2.7) from cash and cash equivalents. This change has been effected by restating financial statements for 2003 fiscal year presented for comparative purposes. Consequently, highly liquid investments have been presented in a separate line item below "cash and cash equivalents" in the consolidated balance sheets at December 31, 2004.

3. ACQUISITIONS

      The Company did not acquire any significant subsidiaries in 2005. The Company acquired 3 small entities in 2005 for an aggregate amount of 2.7, including acquisition costs, resulting in a preliminary aggregate goodwill of
6.7. Revenues from such acquisitions reflected in the 2005 consolidated statements of operations amount to 8.6. The Company is in the process of finalizing the purchase price allocation of the net assets acquired and liabilities assumed in connection with the above acquisitions.

      The Company did not acquire any significant subsidiaries in 2004. The Company acquired 7 small entities in 2004 for an aggregate amount of 9.6, including acquisition costs, resulting in a preliminary aggregate goodwill of
5.4. Revenues from such acquisitions reflected in the 2004 consolidated statements of operations amount to 3.9.

4. PROPERTY AND EQUIPMENT, NET

      Property and equipment, net are comprised of the following:

                                                       Useful lives        As of December 31,
                                                       ------------       --------------------
                                                                           2005           2004
                                                                          -----          -----
      Buildings..................................      25-33 years           31             38
      Furniture, fixtures and equipment..........       3-10 years          285            276
                                                                          -----          -----
                                                                            316            314
      Less: Accumulated depreciation.............                          (213)          (200)
                                                                          -----          -----
                                                                            103            114
                                                                          =====          =====

      Included in property and equipment are buildings recorded under capital leases with costs of approximately 1.6 and 5.1 as of December 31, 2005 and 2004, respectively. The accumulated depreciation of these assets amounted to 1.1 and 2 as of December 31, 2005 and 2004, respectively.

      Depreciation expense amounted to 33.7, 34.2 and 46.6 for the years ended December 31, 2005, 2004 and 2003, respectively.

5. GOODWILL

      During 2005, the Company performed its annual impairment review for goodwill. As in 2004, no impairment charge was recorded.

      During 2003, the Company performed its annual impairment review for goodwill and recorded a charge of 69.5, which is recorded as a component of operating income in the accompanying consolidated statements of operations. The 2003 impairment was the result of the elimination of one of the company's reporting units in connection with its strategic reorganization.

      The changes in the carrying amount of goodwill for each of the two-years in the period ended December 31, 2005 are as follows:

Balance as of January 1, 2004                                                 1,640
       Currency translation adjustment ................................         (33)
       Goodwill acquired during the year ..............................           6
       Goodwill arising from earn-out and buy-out payments ............          76
       Goodwill written off related to business sold or abandoned .....         (52)
       Goodwill adjustment (1) ........................................         (17)
Balance as of December 31, 2004                                               1,620
       Currency translation adjustment ................................          77
       Goodwill acquired during the year ..............................           7
       Goodwill arising from earn-out and buy-out payments ............          32
       Goodwill written off related to business sold or abandoned .....          (6)
Balance as of December 31, 2005                                               1,730

      (1) During 2004, the Company reversed a 17.4 tax reserve that was previously recorded against goodwill since the Company acquired Snyder SNC in 2000.

6. OTHER INTANGIBLE ASSETS, NET

Other intangible assets subject to amortization consist of the following:

                                                                   As of December 31,
                                                                   ------------------
                                                                   2005           2004          Estimated useful life
                                                                  -----          -----          ---------------------
      Customer base...................................              209            205                6 to 12 years
      Database........................................               31             27                      6 years
      Trademarks......................................               83             75               20 to 40 years
      Patents, licenses and other intangibles.........               70             66                1 to 10 years
            Less: Accumulated amortization............             (197)          (161)
                                                                  -----          -----
                                                                    196            212
                                                                  =====          =====

      Amortization expense related to the intangible assets acquired in connection with a business combination for the year ended December 31, 2005, 2004 and 2003 is 25.8, 28.9 and 31.1, respectively. The estimated aggregate amortization expense for each of the five succeeding years is as follows: 25 for 2006; 17 for 2007; 17 for 2008; 17 for 2009 and 17 for 2010.

      Amortization expense related to the other intangible assets for the year ended December 31, 2005, 2004 and 2003 is 7.4, 10.1 and 8.4, respectively.

7. AVAILABLE FOR SALE SECURITIES

      The available for sale securities are included in the line "Other assets" of the accompanying consolidated balance sheets for a total amount of 10.8 and
14.1 at December 31, 2005 and 2004, respectively. As of December 31, 2005, an unrealized loss of 1.3 was reported in other comprehensive income reducing its book value to 4.5.

      In addition, the Company recognized a loss of 3.5 in the consolidated statements of operations to reflect an other than temporary decline of the market value of another investment, reducing its book value to 1.6.

8. RESTRUCTURING AND OTHER CHARGES

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

      The severance and other personnel related charges of 39.3 reflected the elimination of 1,158 positions worldwide, most of them in Europe and North America. The employee groups affected included all levels and functions across the Company. All positions were identified for elimination at December 31, 2003, and the remaining reserve balance of 1.4 at December 31, 2005 reflects costs relating to severance and other termination benefits to be settled in 2006.

      The plan resulted in the abandonment and closure of 40 offices representing about 70,000 m(2) principally located in Great Britain and in North America. Such termination costs were based upon an estimate of the amounts that the Company expected to pay over the terms of these leases, based on its assumptions regarding offsetting sublease income. The remaining balance in occupancy and facilities-related reserves of 19.5 and 33.9 at December 31, 2005 and December 31, 2004, respectively, relates to non-cancelable lease commitments in excess of estimated sublease income for abandoned facilities that will be paid out over the remaining lease periods, ranging from one to eight years. In 2004, the Company recorded an additional expense of 15.2 corresponding to the completion of the plan (the space was identified to be vacant but not yet vacant at December 31, 2003). Conversely, the Company recorded an income of 4.5 due to a 2004 decision to sublease to some companies within the group, part of the UK space left vacant at December 31, 2003 . In 2005, the changes in original estimate have been offset by the reversal of provisions (due to sublease agreements negotiated at better conditions than expected).

      The following table displays the activity and balances of the 2003 restructuring reserve account:

                                       Severance and
                                          other            Occupancy
                                         personnel      and facilities-
                                         related            related          Other      Total
2003 Charge                                 39                 38              15         92
Foreign exchange translation                (2)                (2)             (1)        (5)
Non cash items                              --                 --              (9)        (9)
Amount used                                (12)                (4)             (3)       (19)
Balance at December 31, 2003                25                 32               2         59
Foreign exchange translation                 1                 (1)             --         --
2004 Additional expense                      4                 15              --         19
Non cash items                              --                 (2)             --         (2)
Amount used                                (25)               (13)             (1)       (39)
Reversals                                   (1)                (4)             --         (5)
Change in original estimate                 --                  2              --          2
Change in consolidation scope               (1)                 5              --          4
Balance at December 31, 2004                 3                 34               1         38
Foreign exchange translation                --                  3              --          3
Amount used                                 (2)               (16)             (1)       (19)
Reversals                                   --                 (2)             --         (2)
Change in original estimate                 --                  2              --          2
Change in consolidation scope               --                 (1)             --         (1)
Balance at December 31, 2005                 1                 20              --         21

      During 2001, the Company recorded 51.5 in pre-tax occupancy and facilities-related costs associated with lease terminations and other exit costs resulting primarily from the abandonment and closure of office space predominantly located in North America. Lease terminations include remaining lease obligations net of estimated sublease income. Such termination costs were based upon an estimate of the amounts that the Company expected to pay over the terms of these leases, based on the Company's assumptions regarding offsetting sublease income. During 2004 and 2003, as local real estate markets changed, the Company adjusted its estimated sublease income over the related lease terms, which resulted in an additional restructuring reserve of 1.0 and 5.9, respectively and in a reversal of previously recorded reserves of 1.0 and 0.2, respectively. The remaining balance in occupancy and facilities-related reserves of 9.4 and 10.0 at December 31, 2005 and December 31, 2004, respectively, relates to non-cancelable lease commitments in excess of estimated sublease income for abandoned facilities that will be paid out over the remaining lease periods, ranging from one to 10 years.

      The following table displays the activity and balances of the 2001 restructuring reserve account:

                                                 Occupancy and
                                               facilities-related
Balance at December 31, 2003                            15
Foreign exchange translation adjustment                 (1)
Deductions:
   - Amounts used                                       (3)
   - Reversals                                          (1)
Change in original estimate                              1
Change in consolidation scope                           (1)
Balance at December 31, 2004                            10
Foreign exchange translation adjustment                  1
Deductions:
   - Amounts used                                       (2)
   - Reversals                                          --
Balance at December 31, 2005                             9

9. DISCONTINUED OPERATIONS

      In the fourth quarter of 2003, the Company completed the strategic reorganization of its business operations that was announced in September 2003. As part of its strategic reorganization, the Company's management targeted for sale or cessation of operations a number of companies that were not engaged primarily in activities within its core areas of competence, were not strategic investments, did not meet the Company's financial performance criteria or otherwise did not fit into the new organization. This reorganization was finalized during 2004.

      In accordance with SFAS 144, the results of operations of the businesses sold at December 31, 2004 have been reported as "Discontinued" in the current and prior periods. The table below reports the breakdown of the discontinued operations:

                                                                                            Year ended December 31,
                                                                                            -----------------------
DISCONTINUED OPERATIONS                                                                         2004        2003
Loss on disposal, including costs to sell                                                        (13)        (67)
Income (loss) from discontinued operations (excluding loss on disposal)                           (3)        (29)
Benefit (provision) for income taxes                                                              (1)           7
Loss from discontinued operations (net of tax)                                                   (17)        (89)

10. EQUITY INVESTMENTS

      The Company owns a few subsidiaries over which it exercises non-controlling significant influence (9 in 2005 compared to 5 in 2004). These subsidiaries are accounted for by the equity method due to its minority interests or minority representative within the Board of these subsidiaries. Their contributions to the consolidated balance sheet and statement of operations are not material. The only significant one is a Brazilian subsidiary in which the Company has a 49% stake, and has the following characteristics:

      - 2005 net revenue amounted to (euro)13.7 million against (euro)14.7 million in 2004.

      -     2005 net income  was a loss of  (euro)3.7  million  against a profit
            (euro)1.7 million in 2004.

      - 2005 total assets amounted to (euro)13.4 million against (euro)14.2 million in 2004.

                                 2005                         2004
                                 ----                         ----
                         Investment  Equity in net  Investment  Equity in net
                           amount        loss         Amount        income
                         ----------  -------------  ----------  -------------
Miscellaneous........        8            (4)           8            1

As a result of the annual impairment testing, the Company determined that there was an equity method goodwill impairment charge in 2005 for an amount of 3.0 related to 2 associates which has been recorded in "Equity in earnings of investees" in the accompanying consolidated statements of operations. No equity method goodwill impairment charge was recognized in 2004.

11. CONVERTIBLE BONDS, LONG-TERM AND SHORT-TERM BORROWINGS

      Convertible Bonds

      On May 22, 2002, the Company issued 41,860,465 unsecured convertible and/or exchangeable bonds, each with a nominal value of (euro)10.75, for an aggregate principal amount of 450. The Company received net proceeds of approximately 443.5 from this issuance. The coupon rate of the bonds is 4.0% per annum, payable annually in arrears on January 1 of each year, beginning January 1, 2003, and the gross yield to maturity also is 4.0% per annum, assuming no conversion or redemption occurs prior to maturity. The implicit interest rate, including issue costs, is 4.26% per annum. The bonds have a maturity date of January 1, 2009. Each bond currently is exercisable at any time at the option of the holder for 1.13 Havas shares, subject to specified anti-dilution adjustments, which exercise may, at the Company's option, be a conversion for newly issued shares, an exchange for treasury shares or a combination thereof.

      In accordance with French law, the conversion/exchange ratio has been adjusted from 1 to 1.13 due to the distribution of a portion of paid-in capital in connection with the Company's payment of its annual dividend to shareholders as well as the increase in capital on October 19, 2004. The bonds have a redemption value at maturity equal to their nominal value. The Company has the option to redeem all, but not less than all, of the outstanding bonds between January 1, 2005 and December 31, 2008 at their nominal value plus accrued interest if the product of (1) the conversion/exchange ratio and (2) the arithmetic mean of the closing prices of Havas shares on Eurolist by Euronext during 20 consecutive trading days chosen by the Company from among the 40-trading day period preceding publication of a notice of early redemption, exceeds 125% of the nominal value of the bonds. The Company also has the option to redeem, all, but not less than all, of the bonds at their nominal value plus accrued interest at any time when less than 10% of the bonds issued remain outstanding. In connection with this issuance, the Company agreed not to give any other bonds any preference over the bonds, or reduce its share capital or alter the way it allocates profits.

      The General Meeting of holders of these Havas bonds met on December 1, 2003 and approved the payment by the Company of (euro)1.20 per bond, payable in cash in a single installment on January 1, 2004, in exchange for a waiver of the option they had to cause the Company to redeem the bonds at its nominal value plus accrued interest on January 1, 2006 (Put). As a result of this transaction, the maturity date of the 450 series of bonds is postponed with certainty until January 1, 2009. The total expense for the Company amounted to 51.1 including
0.9 consulting fees reflected as "Other financial expense" in the Consolidated Statements of Operations as of December 31, 2003. Based on the Emerging Issues Task Force ("EITF") consensus on issue No. 96-19 "Debtor's accounting for a modification or exchange of debt instruments," this operation has been accounted for in accordance with paragraph 16 of Statement 125, resulting in a 10.7 loss which is reflected as "Other financial expense" in the accompanying Consolidated Statements of Operations as of December 31, 2003. 930 bonds had been exercised since its issuance. The aggregate amount of the outstanding bonds at December 31, 2005 amounted to 471.5 comprised of 453.5 in aggregate principal and 18.0 of interest.

      On December 22, 2000, the Company issued 32,817,012 unsecured convertible and/or exchangeable bonds, each with a nominal value of (euro)21.60, for an aggregate principal amount at issuance of 708.9. The Company received net proceeds of 694.9 from this issuance. The coupon rate of the bonds is 1.0% per annum, payable annually in arrears on January 1 of each year, beginning January 1, 2002, and the gross yield to maturity is 4.25% per annum, assuming no conversion or redemption occurs prior to maturity. The implicit interest rate, including issue costs, is 4.67% per annum. The bonds have a maturity date of January 1, 2006.

Between 2002 and 2004, the Company repurchased 24,202,450 of its convertible bonds issued in December 2000:

-     1,342,046 during the last quarter of 2002 resulting in a gain of 4.8

-     5,290,000 during the first quarter of 2003 resulting in a gain of 12.2

-     17,570,404  during  December  2004  resulting  in a loss of 8.7 which are reflected as "Other financial income and expense" in the accompanying consolidated statements of operations.

The aggregate  amount of the outstanding  bonds at December 31, 2005 amounted to
220.9 comprised of 219.1 in aggregate principal and 1.8 in interest. The redemption of bonds was made on January 1, 2006.

      On February 12, 1999, the Company issued 1,223,405 unsecured convertible and/or exchangeable bonds due January 1, 2004, each with a nominal value of
(euro)188, for an aggregate principal amount at issuance of 230. The Company received net proceeds of 225.3 from this issuance. The coupon rate of the bonds was 1.0% per annum, payable annually in arrears on January 1 of each year, and the gross yield to maturity was 1.75% per annum, assuming no conversion or redemption occured prior to maturity. The implicit interest rate, including issue costs, was 2.18% per annum. The bonds had a maturity date of January 1, 2004. At December 31, 2003, the aggregate amount of the outstanding bonds amounted to 89.4, comprised of 85.3 in aggregate principal, 3.2 in accrued premium through that date and 0.9 in interest. The redemption of bonds was made on January 1, 2004.

      Long-Term Borrowings

      Long-term borrowings consist of the following:

                                                                                                           As of December 31,
                                                                                                           ------------------
                                                                                                          2005           2004
                                                                                                          ----           ----
      U.S. dollar denominated bank loans, at variable rates ranging from 4.79%
      to 5.36%, due 2006 (2.81% to 3.19%, due 2005 to 2006 as of 2004) ..........................            25            26
      Convertible bond of a subsidiary (Havas UK plc) with a fixed rate of 7.6% .................            58            57
            Less: Forward sale agreement on Havas UK shares .....................................           (54)          (49)
      Euros denominated bank loans, "Club Deal" at variable rate (3.31% as of 2005) .............           100            --
      Total .....................................................................................           129            34
                                                                                                           ----           ---
            Less: Current maturities of long-term borrowings ....................................           (79)          (26)
                                                                                                           ----           ---
      Long-term borrowings ......................................................................            50             8
                                                                                                           ====           ===

      Future minimum payments as of December 31, 2005, on long-term borrowings and convertible bonds are as follows:

      Year                                       2005
      ----                                       ----
      2006 ............................           319
      2007 ............................            51
      2008 ............................             1
      2009 ............................           450
      2010 ............................            --
      Thereafter ......................            --
                                                 ----
                                                  821
                                                 ----
      Less: Current maturities ........          (319)
                                                 ----
                                                  502

      Convertible bond of Havas UK plc

      On January 19, 2000, Havas UK plc, formerly Evelink plc, an indirect, wholly owned subsidiary of the Company, issued a 58.3 convertible bond due July 19, 2007 to Banque Nationale de Paris S.A. ("BNP"). This convertible bond bears interest at the rate of 7.6% per annum and is convertible, at the option of the holder, at any time from January 19, 2000 through January 19, 2007 into 117,131 ordinary shares of Havas UK plc, subject to specified anti-dilution adjustments. In addition, Havas UK plc issued a warrant to BNP authorizing the holder of the warrant, upon payment of (pound)40 million (58.3) to purchase from Havas UK plc 117,131 ordinary shares of Havas UK plc on January 19, 2007, subject to specified anti-dilution adjustments. The right to purchase such ordinary shares under the warrant will lapse in the event that the conversion right of this convertible bond is exercised.

      On the same date, Havas International S.A., a wholly owned subsidiary of the Company, and BNP, as the initial holder of the bond, entered into a forward sale agreement under which Havas International S.A. paid 54.3 to BNP for the future purchase of the same number of Havas UK plc ordinary shares as issuable on conversion of this convertible bond.

      In the absence of a right of setoff, this convertible bond and the investment of 54.3 resulting from the forward sale agreement are presented separately in the table above. The interest expense related to this convertible bond is determined using the net proceeds (4.0 and 7.7 at December 31, 2005 and 2004 respectively) as a basis for applying the effective rate of 7.605%. Such net proceeds are presented under proceeds from borrowings in the Consolidated Statements of Cash Flows.

      CIRCUS agreement

      In 1999, a U.S. subsidiary of the Company borrowed $30 million (25.4) from an international bank (the "Bank"). In connection with this loan, the Company agreed with the Bank to make a deposit in the same amount to allow the subsidiary to borrow the funds. The terms of the agreement provide that the deposit and debt mature simultaneously in six equal annual installments from June 4, 2001 to June 5, 2006, and the debt and deposit have therefore been reduced to $5 million (4.2) at December 31, 2005. The deposit has been classified as restricted deposits under "other assets" (4.2 as converted at the spot rate at the closing date for the loan) in the balance sheet as of December 31, 2005 (7.3 as of December 31, 2004). The debt bears interest at LIBOR plus a margin, and interest on the deposit is at LIBOR less a margin. The Company entered into a combined interest and currency swap arrangement, referred to as "CIRCUS", with the Bank with the effect of transforming this $5 million deposit into a euro deposit of 4.8 at EURIBOR less a margin. The maturities of the CIRCUS are identical to those of the deposit both in terms of dates, currency and amounts. As of December 31, 2005, an exchange loss on the CIRCUS was recorded in the Consolidated Statements of Operations under "exchange rate loss" for 1.6. As of December 31, 2005, an exchange gain on the deposit was recorded in the consolidated statements of operations under "exchange rate gain" for 1.7 (a loss of 2.2 in 2004).

      HSBC deposit

      In 2004, a German subsidiary of the Company made a fixed cash deposit (1.2 as of December 31, 2005 and 3.5 as of December 31, 2004) with an international bank in order to secure fixed term loans granted by this bank to certain of the Company's other subsidiaries in Germany for the same amount and maturity. The deposit has been classified as restricted deposits under "other assets".

      Short-Term Borrowings

      Included in short-term borrowings in the amounts of 33.7 and 29.7 at December 31, 2005 and 2004, respectively, are primarily borrowings by subsidiaries under the terms of various short-term borrowing arrangements. The weighted-average interest rates on these short-term borrowings outstanding at December 31, 2005 and 2004 were 3.4% and 2.7%, respectively. Also included in short-term borrowings in the amounts of 115.6 and 50.7 at December 31, 2005 and 2004, respectively, are overdraft amounts resulting from various lines of credit of subsidiaries. These overdraft amounts bear interest at the prevailing market rates in the countries of the subsidiaries. In the aggregate, the Company had unused lines of credit available under short term and overdraft borrowing arrangements of 332.6 and 152.2 at December 31, 2005 and 2004, respectively, carrying interest at prevailing market rates.

      Floating rate credit facility agreements

      In December 2004, the Company entered into a 150 floating rate credit agreement with a pool of banks ("Club Deal"), consisting of:

- a 100 credit facility, reaching final maturity on November 30, 2007, dedicated to finance the repurchase and/or the redemption of the 2000 / 2006 convertible bonds ;

- a 50 revolving credit facility, maturing on October 31, 2008, dedicated to the general corporate purposes of the Company.

      This agreement is subject to restrictive covenants, commitments and restrictions that mainly relate to warranties to be granted by the Company and the planification of acquisitions or disposals of assets until credit maturity.

      The Company used 100 of this line of credit in December 2005 to finance the redemption of the 2000/2006 convertible bond. The Company is required to make equal payments on November 2006 and on November 2007.

      In December 2005, the Company entered into a (euro)100 million floating rate credit agreement with one of its regular banking-partners. The agreement has a term of 364 days, and renews automatically each year unless terminated by one of the parties. This credit facility is dedicated for its general corporate purposes. This facility was not used in 2005.

      Covenants

      The Company and some of its subsidiaries are subject to restrictive covenants under borrowings at the subsidiary level. Covenants on Company debt include total borrowing levels in some countries and minimum shareholders' consolidated equity, among others. In addition, the Company guarantees significant loans of its subsidiaries.

      As of December 31, 2005 and 2004, the Company was in compliance with all its financial covenants.

12. COMPENSATION TO FORMER SHAREHOLDERS OF ACQUIRED BUSINESSES

      In connection with the acquisition of private companies, the Company typically enters into agreements with some or all of the selling shareholders that provide for the payment of contingent consideration based upon a multiple of future earnings of the acquired company. In certain cases, their right to such contingent consideration is conditioned on the continued employment of such selling shareholders (an "Earn-Out") and are partially or totally forfeited if they leave the acquired company before certain future dates. EITF consensus on issue No. 95-8 requires that in those circumstances the amount paid in excess of what the selling shareholders are entitled to if they left the acquired company at the date of the relevant agreement be recorded as compensation expense. The amounts recorded in each of the periods presented have been determined on the basis of the earnings formula upon which the contingent consideration is based and allocated on a straight-line basis over the period the employees are required to stay with the acquired company to obtain the maximum amount of the Earn-Out. Estimates used in connection with such computations are based upon the latest available earnings data and the related formulas and are revised every year.

      In the case of partial acquisitions, the purchase contracts generally include put and call provisions to buy the remainder of the equity of the acquired company at some future date (the "Buy-Out"). The purchase price for the Buy-Out is generally based upon a multiple of future earnings (the "Formula") and in certain cases is conditioned on the continued employment of the related shareholders (the "Minority Shareholders"). The Company accounts for these arrangements as restricted stock plans. The Formula is applied at the end of every period on the basis of latest available earnings data and any amount in excess of what the Minority Shareholders would get if they left the acquired company at the date of the purchase contract is treated as compensation expense, which is allocated to every period presented under a method similar to the one used for Earn-Out provisions. The share in the earnings of the related subsidiaries attributable to the Minority Shareholders, included in such amounts, is presented as "Minority interests."

      Compensation expense related to the arrangements described above was:

                                                                                      2005       2004        2003
                                                                                      ----       ----        ----
      Earn-out ................................................................         --         --          2
      Buy-out .................................................................          1          3          1
                                                                                       ===        ===        ===
      Recorded as compensation to shareholders of acquired businesses .........          1          3          3
      Recorded as minority interests ..........................................          1          2          1

      As of December 31, 2005, the contingent payments expected to be made based upon the assumptions used for the determination of compensation expense amounted to approximately 3.6 which were fully accrued as of the same date (6.0 as of 2004 of which 5.4 were accrued).

      For tax purposes, the above expenses are generally included as part of the purchase price of the acquired company. The tax effect of this excess of the tax basis over the financial reporting basis is not recognized until the disposition of such acquired company.

13. EMPLOYEE STOCK OPTION PLANS

Havas share options

      The following table sets forth information with respect to the status of outstanding options granted under Havas's stock option plans for the years ended December 31, 2005, 2004 and 2003 (except options issued in connection with the acquisitions of the SNC common stock and the Circle.com common stock of Snyder Communications which are disclosed separately below). Pursuant to the Company's incentive plan, the exercise price of options awarded may not be less than 100% of the market price of the stock at the date of grant and the option term cannot be longer than ten years for French employees and seven years for the other employees from the date of grant. The terms of each option and the times at which each option will be exercisable is determined by the Compensation and Selection Committee. The plans generally vest as follows: one third over one year, one third over two years and the remaining third over three years.

                                                                                Year ended December 31,
                                                                                -----------------------
                                                          2005                         2004                        2003
                                                          ----                         ----                        ----
                                                                Weighted                    Weighted                     Weighted
                                                  Shares     Average Price     Shares    Average Price      Shares    Average Price
                                                  ------     -------------     ------    -------------      ------    -------------
                                                        (in (euro))               (in (euro))                     (in (euro))
Outstanding at the beginning of the year        37,057,658        8.05       30,734,948        9.96       28,965,694       11.09
      Options granted ...................               --          --       10,483,000        4.18        4,525,250        3.35
      Options exercised .................       (1,339,837)       3.79         (105,228)       2.59         (970,940)       4.09
      Options forfeited .................       (5,100,568)       9.41       (6,645,412)       7.73       (2,169,925)      12.12
      Equity restructuring adjustment (1)          519,569          --        2,590,350          --          384,869          --
                                                ----------                   ----------                   ----------
Outstanding at the end of the year ......       31,136,822        7.88       37,057,658        8.05       30,734,948        9.96
                                                ==========                   ==========                   ==========
Exercisable at the end of the year ......       27,510,490        8.43       26,886,681        9.43       20,393,481       11.22
                                                ==========                   ==========                   ==========
Weighted-average fair value of options
Granted during the year .................                           --                         1.29                         0.75

(1) In accordance with French law, the number of options and the exercise price have been adjusted due to the distribution of a portion of paid-in capital in connection with the Company's payment of its annual dividend to shareholders on June 14, 2005, June 17, 2004, June 18, 2003 and also following the Company's share offering with preferential subscription rights that occurred on October 19, 2004.

      The following table summarizes information with respect to stock options outstanding under the Company's stock option plans at December 31, 2005:


       Exercise            Number Outstanding              Weighted-Average            Number Exercisable
        Prices            at December 31, 2005        Remaining Contractual Life      at December 31, 2005
        ------            --------------------        --------------------------      --------------------
    (in (euro))                                                   (in years)
           3.99                    3,460,438                             0.5                    3,460,438
           6.61                      812,128                             0.1                      812,128
           7.88                      323,274                             0.5                      323,274
           9.42                      230,494                             0.7                      230,494
          13.60                      947,436                             0.9                      947,436
          23.97                    1,024,459                             1.2                    1,024,459
          21.68                      461,112                             1.4                      461,112
          15.39                    2,277,638                             1.8                    2,277,638
          13.44                    2,328,954                             2.2                    2,328,954
          12.87                    2,334,424                             2.4                    2,334,424
           7.46                    3,562,315                             3.1                    3,562,315
           4.30                        4,515                             3.9                        4,515
           2.39                    2,021,247                             5.4                    1,303,883
           3.62                      239,430                             7.5                      233,860
           3.93                    1,445,363                             5.8                      960,539
           4.00                      418,133                             8.4                      362,377
           4.11                    9,245,462                             5.8                    6,882,644
                                  ----------                                                   ----------
                                  31,136,822                                                   27,510,490
                                  ==========                                                   ==========

      Based on recent trading prices of the Company's shares, most of the outstanding options to purchase the Company's shares have become out of the money. As of December 31, 2005, of the 31,136,822 options outstanding, 28,876,145 options had an exercise price above the 20-day average trading price of the Company's shares on Euronext Paris as of that date.

      As a result of the Company's acquisition of all of the outstanding shares of SNC common stock of Snyder Communications on September 26, 2000, all SNC options outstanding on that date were converted into options to purchase Havas shares. Each SNC option was converted into an option to acquire 1.371 Havas shares, which was the same ratio used to exchange SNC common stock for the Company's ADSs.

      As a result of the Company's acquisition of all of the outstanding shares of Circle.com common stock of Snyder Communications on June 26, 2001, all Circle.com options outstanding on that date were converted into options to purchase Havas shares. Each Circle.com option was converted into an option to acquire 0.0937 Havas shares, which was the same ratio used to exchange Circle.com common stock for the Company's ADSs.

      A summary of the Company's option activity with respect to the converted SNC options for 2005 and 2004 is set forth below:

Converted SNC stock options

                                                            Weighted         Weighted                   Weighted        Weighted
                                              Options        Average          Average       Options      Average         Average
                                          Outstanding       Exercise         Exercise   Outstanding     Exercise        Exercise
                                                 2005     Price 2005       Price 2005          2004   Price 2004      Price 2004
                                                 ----     ----------       ----------          ----   ----------      ----------
                                            (In 000s)       (In USD)    (In Euro) (1)     (In 000s)     (In USD)   (In Euro) (2)
Outstanding at beginning of year ......        2,413          11.57              9.77        3,192        11.58             8.55
      Exercised .......................           (3)          2.20              1.86          (16)        1.45             1.07
      Forfeited or expired ............         (450)         12.39             10.46         (763)       11.83             8.74
                                                              -----             -----       ------        -----            -----
Outstanding at end of year ............        1,960          11.40              9.63        2,413        11.57             8.55
                                              ======          -----             -----       ======        -----            -----
Exercisable at end of year ............        1,960          11.40              9.63        2,413        11.57             8.55
                                              ======          -----             -----       ======        -----            -----

(1) Translation of amounts from USD into Euro has been made solely for the convenience of the reader at the noon buying rate of (euro)1 = $1.1842 on December 31, 2005.

(2) Translation of amounts from USD into Euro has been made solely for the convenience of the reader at the noon buying rate of (euro)1 = $1.3538 on December 31, 2004.

      The converted SNC options outstanding at December 31, 2005 had exercise prices that ranged from $3.45 to $13.94 (at December 31, 2004, the range was from $2.20 to $13.94) with a five-year maximum remaining contractual life.

      A summary of the Company's option activity with respect to the converted Circle.com options for 2005 and 2004 is set forth below:

Converted Circle.com stock options

                                                            Weighted        Weighted                      Weighted        Weighted
                                              Options        Average         Average         Options       Average         Average
                                          Outstanding       Exercise        Exercise     Outstanding      Exercise        Exercise
                                                 2005     Price 2005      Price 2005            2004    Price 2004      Price 2004
                                                 ----     ----------      ----------            ----    ----------      ----------
                                            (In 000s)       (In USD)   (In Euro) (1)       (In 000s)      (In USD)   (In Euro) (1)
Outstanding at beginning of year .....            79          188.41          159.10             106        181.92          134.38
      Exercised ......................            --              --              --              --            --              --
      Forfeited or expired ...........           (11)         245.30          207.14             (27)       163.50          120.77
                                                                                                ----        ------          ------
Outstanding at end of year ...........            68          179.74          151.78              79        188.41          139.17
                                                 ===          ======          ======            ====        ======          ======
Exercisable at end of year ...........            68          179.74          151.78              79        188.41          139.17
                                                 ===          ======          ======            ====        ======          ======

(1) Translation of amounts from USD into Euro has been made solely for the convenience of the reader at the noon buying rate of (euro)1 = $1.1842 on December 31, 2005.

(2) Translation of amounts from USD into Euro has been made solely for the convenience of the reader at the noon buying rate of (euro)1 = $1.3538 on December 31, 2004.

      The converted Circle.com options outstanding at December 31, 2005 had exercise prices that ranged from $11.54 to $272.43 (at December 31, 2004, the range was $0.08 to $272.43) with a five-year maximum remaining contractual life.

      The compensation expense related to the Company's stock-based compensation is presented under "Stock-based compensation" and amounted to 0, 3.1 and 0 in 2005, 2004 and 2003, respectively. Due to the Company's share offering with preferential subscription rights that occurred on October 19, 2004 and the Company's payment of its annual dividend to shareholders on June 17, 2004, variable accounting was required on all options that were outstanding at that date.

Subsidiaries stock options

      In addition, certain subsidiaries have granted stock options to some of their employees with respect to their own stock.

In some cases the strike price is based on a multiple of current earnings of the subsidiary at the award date (the "Multiple"). Such options are generally exercisable five to seven years after the award date and require continuing employment. The parent companies of such subsidiaries have the option to buy back the shares if and when acquired by the employees and the employees have the option to put these shares to such parent companies. The buyback price is generally based upon the Multiple applied to the earnings level of the subsidiary when the option is exercised. The employees are required to put the shares to such parent companies when they leave the subsidiary. Under U.S. GAAP, such plans are performance plans and variable plan accounting is required. Accordingly, the Company makes an interim measurement of compensation on the basis of the formula price at the end of each period based upon the most recent available earnings data and allocates such costs to expenses over the period from award date to exercise date.

In some other cases, both exercise price and repurchase price by the parent company are determined at fair market value and the employees are required to keep the issued shares during a six months minimum period after the options are exercised. Under U.S. GAAP, fixed plan accounting is required for these plans.

On September 29, 2004, the Company also granted 104,733 options to subscribe for shares of its subsidiary Euro RSCG SA to 35 managers and employees of Euro RSCG SA Group. These options will be exercisable under certain conditions of performance and the continuing employment of the beneficiaries over the vesting period, and will be either vested partly in September 2008 or entirely in September 2009. The beneficiaries undertook to sell to Havas SA, and Havas SA to buy the Euro RSCG SA shares issued when options are exercised in exchange for Havas SA shares for an equivalent value of Euro RSCG SA shares issued. Under U.S. GAAP, such plans are performance plans and variable plan accounting is required. Accordingly, the Company makes an interim measurement of compensation at the end of each period based upon the most recent available earnings data and allocates such costs to expenses over the period from award date to exercise date.

These purchase agreements were signed on June 8, 2005, the day before the Company's shareholders annual meeting on June 9, 2005, where they were not brought up. On March 10, 2006, the Board of Directors was informed of this plan. The Board of Directors shall re-examine their provisions in 2006.

Today, assuming the forecasted performances of Euro RSCG SA Group from 2006 to 2008 are in line with those achieved in 2005, the Company estimates the number of Havas SA shares to be exchanged, net of subscription exercise price, could represent an amount of approximately 45.0.

This amount is likely to vary depending on the revenue organic growth and the operating margin rate achieved in the financial years from 2006 to 2008. If the average performances of organic growth and operating margin were to decrease one percentage point, compared to the estimates used in the assumptions set forth above, the amount to be paid could represent 25.0. On the contrary, if such rates were to increase one percentage point compared to the estimates used in the assumptions set forth above, the amount to be paid could represent 56.0. A mechanism is implemented for limiting the payment to approximately one-third of the cumulative operating margin of the Euro RSCG SA group over the period from 2004 to 2008.

As of December 31, 2005, 2004 and 2003, accrued compensation related to such plans amounted to 17.8, 5.2, and 3.1, respectively. The related compensation recorded for the years ended December 31, 2005, 2004 and 2003 amounted to 13.0, 5.0, and 5.4, respectively, and is presented under "Stock-based compensation."

14. PENSIONS AND OTHER BENEFITS

      In accordance with the laws and practices of each country, the Company participates in employee benefits pension plans offering death and disability, retirement and special termination benefits. Those plans provide benefits of various types from flat currency amounts per year of service to final pay plans integrated with social security.

      For defined contribution plans and multi-employer plans, expenses correspond to the contributions paid. The contributions paid amounted to 19.6 and 18.0 in 2005 and 2004, respectively. For defined benefit pension plans, accruals and prepaid expenses are determined using the projected unit credit method.

      Defined benefit pension plans in France are unfunded. In 2005, the measurement date is as of December 31, 2005.

                                                                           Pension Benefits           Other Benefits
                                                                           ----------------           --------------
                                                                           2005        2004          2005        2004
                                                                         ------       ------       ------       ------
      Change in benefit obligation
      Benefit obligation at beginning of the year .................         (98)         (93)          (4)         (13)
      Service cost ................................................          (3)          (3)          --           (1)
      Interest cost ...............................................          (5)          (5)          --           (1)
      Plan participants' contributions ............................          --           --           --           --
      Amendments ..................................................          --           --           --           --
      Acquisitions/disposals ......................................          --           --           --           --
      Curtailments / settlements ..................................           1            1           --           12
      Actuarial loss ..............................................         (17)          (4)          (1)          (1)
      Benefits paid ...............................................           3            5           --           --
      Others (foreign currency translation) .......................          (3)           1           --           --
                                                                         ------       ------       ------       ------
      Benefit obligation at end of the year .......................        (122)         (98)          (5)          (4)
      Accumulated Benefit obligation ..............................        (116)         (92)          --           --

      Change in plan assets
      Fair value of plan assets at beginning of the year ..........          59           54           --           --
      Expected return on plan assets ..............................           4            4           --           --
      Company contributions .......................................           3            3           --           --
      Plan participants' contributions ............................          --           --           --           --
      Acquisitions/disposals ......................................          --           --           --           --
      Curtailments /settlements ...................................          (1)          --           --           --
      Benefits paid ...............................................          (3)          (4)          --           --
      Actuarial gain ..............................................           7            3           --           --
      Others (foreign currency translation) .......................           2           (1)          --           --
                                                                         ------       ------       ------       ------
      Fair value of plan assets at end of the year ................          71           59           --           --
                                                                         ======       ======       ======       ======
      Funded status of the plan ...................................         (51)         (39)          (5)          (4)
      Unrecognized actuarial loss .................................          30           20            1           --
      Unrecognized actuarial prior service cost ...................          --           --           --           --
      Unrecognized actuarial transition obligation ................          --           --           --           --
                                                                         ------       ------       ------       ------
      Accrued benefit cost ........................................         (21)         (19)          (4)          (4)
                                                                         ======       ======       ======       ======

      Plans for which the accumulated benefit obligation and defined benefit obligation exceeds the fair value of the assets :

                                                              ABO in excess of    PBO in excess
                                2005                            plan assets      of plan assets
                                                                -----------      --------------
      Accumulated benefit obligation (ABO)...............           112                115
      Defined benefit obligation (DBO)...................           118                122
      Fair value of plan assets..........................            67                 71

      Actuarial assumptions were as follows:

                                                                       Pension Benefits                    Other Benefits
                                                                       ----------------                    --------------
                                                               2005         2004           2003       2005      2004        2003
                                                               ----         ----           ----       ----      ----        ----
      Discount rate......................................      4.59%        4.99%          5.43%      4.25%     4.75%        5.1%
      Rate of compensation increase......................      2.37%         2.4%          3.68%        na        na          na
      Expected return on plan assets.....................       5.8%        6.01%          6.59%        na        na          na

      The expected return of plan assets rate is based on the expected return of assets of similar duration in the domestic market of the plan.

                                                                      Pension Benefits                   Other Benefits
                                                                      ----------------                   --------------
                                                                2005        2004        2003         2005      2004        2003
                                                                ----        ----        ----         ----      ----        ----
      Annual cost
      Service cost ......................................          3           3           4          --           1           1
      Expected interest cost ............................          5           5           5          --           1           1
      Expected return on plan assets ....................         (4)         (4)         (3)         --          --          --
      Amortization of unrecognized prior service cost ...         --          --          --          --          --          --
      Amortization of actuarial net loss ................          1           1           1          --          --          --
      Amortization of net transition obligation .........         --          --          --          --          --          --
      Curtailments/settlements ..........................          1          --          --          --         (10)         --
                                                               -----       -----       -----       -----       -----       -----
      Net periodic benefit cost .........................          6           5           7          --          (8)          2
                                                               =====       =====       =====       =====       =====       =====

      Health care costs are assumed to increase (inflation included) by 4.4% in 2006 and to decrease gradually to 2.3% (ultimately in 2030).

      Amounts recognized in the consolidated balance sheet were as follows:

                                                                     Pension Benefits                      Other Benefits
                                                                     ----------------                      --------------
                                                                2005        2004       2003         2005        2004        2003
                                                               -----       -----       -----       -----       -----       -----
      Accrued benefit liability .........................        (51)        (38)        (34)         (4)         (4)        (12)
      Prepaid benefit cost ..............................          2           2           2          --          --          --
                                                               -----       -----       -----       -----       -----       -----
      Net amount accrued after MLA ......................        (49)        (36)        (32)         (4)         (4)        (12)
                                                               -----       -----       -----       -----       -----       -----
      Accumulated other comprehensive income ............         28          17          14          --          --          --
                                                               -----       -----       -----       -----       -----       -----
      Net amount recognized before MLA ..................        (21)        (19)        (18)         (4)         (4)        (12)
                                                               =====       =====       =====       =====       =====       =====

      The net accruals accounted for as of December 31, 2005, 2004 and 2003 in the accompanying Consolidated Balance Sheets can be compared with balances determined under U.S. GAAP as follows:

                                                                     Pension Benefits                     Other Benefits
                                                                     ----------------                     --------------
                                                                2005        2004        2003         2005       2004       2003
                                                                ----        ----        ----         ----       ----       ----
      Net amount accrued under U.S. GAAP ................        (49)        (36)        (32)         (4)         (4)        (12)
                                                                 ---         ---
      Minimum liability adjustment ......................         28          17          14          --          --          --
                                                                 ---         ---         ---         ---         ---         ---
      Net amount accrued for before MLA .................        (21)        (19)        (18)         (4)         (4)        (12)
                                                                 ---         ---
      Accrued ...........................................        (23)        (21)        (20)         (4)         (4)        (12)
      Prepaid ...........................................          2           2           2          --          --          --

      Regarding the other benefits plans, a one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                                  One-Percentage-Point       One-Percentage-
                                                                                         Increase             Point Decrease
                                                                                   --------------------      ---------------
                                                                                    2005        2004         2005        2004
                                                                                    ----        ----         ----        ----
      Effect on total of service and interest cost components ..............          --           1          --           (1)
      Effect on the post-retirement benefit obligation .....................           1           1          (1)          (1)

The benefits expected to be paid over the next years are detailed below :

            Year                                Benefits expected to be paid
            ----                                ----------------------------
            2006......................                       4
            2007......................                       5
            2008......................                       4
            2009......................                       6
            2010......................                       4
            2011-2015.................                      11

The employer's contributions are expected to be around 5.7 for 2006.

As of December 31, 2005, the fair value of total plan assets held is invested in equity securities for 51.7%, in bonds for 31.2% and other assets (insured annuities) for 17.1%, approximately.

The investment policies of the Company's funds tend to be adapted to the structure of the beneficiaries of the plans and are accordingly reviewed. For the largest plan in the U.K., the target allocation is 30% in bonds and 70% in equity with a long term strategy to increase the allocation into bonds. The second largest plan, also in the U.K., having a larger proportion of pensioners, its policy is to allocate around 30% to equity, with the rest equally allocated to bonds and insured annuities.

15. INCOME TAX

      As of December 31, 2005 and 2004, the deferred tax assets and liabilities in the balance sheet were as follows:

                                                        As of December 31,
                                                        ------------------

                                                         2005        2004
                                                         ----        ----
      Deferred tax asset--Current ................         26          34
      Deferred tax asset--Noncurrent .............          3           8
      Deferred tax liability--Noncurrent .........        (19)        (24)
                                                          ---         ---
         Net deferred tax asset                            10          18
                                                          ===         ===

Some reclassifications between "deferred tax asset" and "deferred tax liability" and between "current" and "noncurrent" have been made in the balance sheet as of December 31, 2004 without any impact on the consolidated statements of operations.

      The Company's provision for income tax includes the following components:

                                                            As of December 31,
                                                            ------------------
                                                     2005          2004          2003
                                                     ----          ----          ----
      Current
            France .........................            2             5             3
            State ..........................            4             2            --
            Foreign ........................           15            27            11
                                                     ----          ----          ----
                  Total ....................           21            34            14
                                                     ----          ----          ----
      Deferred
            France .........................           --             6            35
            State ..........................            1             2            (2)
            Foreign ........................           (3)          (39)           61
                                                     ----          ----          ----
                  Total ....................           (2)          (31)           94
                                                     ----          ----          ----
      Provision for income tax .............           19             3           108
                                                     ====          ====          ====

      The provision for income tax differs from the amount computed by applying the French income tax rate as a result of the following:

                                                                                    Year ended December 31,
                                                                                    -----------------------
                                                                                     2005             2004          2003
                                                                                     ----             ----          ----
      Net income (loss) from continuing operations .........................           55               50          (334)
      Minority interests ...................................................           10                8             5
      Provision for income tax .............................................           19                3           108
      Equity in (earnings) losses of investees .............................            4               (1)           (1)
                                                                                     ----             ----          ----
      Income from operations before income tax (1) .........................           88               60          (222)
                                                                                     ====             ====          ====
      Provision for income tax using rates of 34.43%, 34.9% and 35.43% in
         2005, 2004 and 2003, respectively .................................           30               21           (79)
      Stock-based compensation .............................................            4                3             2
      Compensation to former shareholders of acquired businesses ...........           --                1             1
      Non deductible goodwill amortization and impairment ..................           --               --            24
       Gain (loss) on intercompany sale of consolidated company / waive of
       intercompany debt ...................................................            6              (30)           --
      Other permanent differences ..........................................          (19)             (26)            3
      Change in tax rate ...................................................            7                6            --
       Tax losses used .....................................................           --               (4)           (2)
      Difference between French and foreign rates ..........................            5                2            (5)
      Change in valuation allowance ........................................          (14)              30           164
                                                                                     ----             ----          ----
      Provision for income tax .............................................           19                3           108
                                                                                     ====             ====          ====

(1) Of which (5.0), (117.3) and (77.8) originated from French companies for 2005, 2004 and 2003, respectively.

      Temporary   differences   that  give  rise  to  deferred  tax  assets  and
liabilities consist of the following:

                                                                        Year ended
                                                                        December 31,
                                                                            2005                  2004
                                                                            ----                  ----
      Tax effect on tax loss carry forward
            Ordinary tax losses carry forward .............                  618                   618

      Temporary differences
            Long-term incentive plan ......................                    5                     5
            Accrued pension costs .........................                   18                    10
            Amortization ..................................                   24                    31
            Accrued expenses and others ...................                   50                    77
                                                                            ----                  ----
      Total temporary differences .........................                   97                   123
      Deferred tax assets, gross ..........................                  715                   741
                                                                            ====                  ====
      Tax effect of temporary differences related to:
            Deductible goodwill amortization ..............                   26                    16
            Intangibles ...................................                   58                    65
            Other .........................................                    5                    18
                                                                            ----                  ----
      Deferred tax liabilities ............................                   89                    99
                                                                            ====                  ====
            Less: valuation allowances ....................                 (616)                 (624)
      Net deferred tax asset ..............................                   10                    18
                                                                            ====                  ====

      The Company has 927.5 long term capital losses that will be lost in 2007 due to a 2004 change in French tax law. As the Company does not anticipate using any of these tax losses in 2006, no deferred tax has been recognized on this amount.

      SFAS 109 "Accounting for Income Taxes" requires that a valuation allowance be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. All available positive and negative evidence needs to be considered, including the Company's performance, the market environment in which the Company operates, the utilization of past tax loss carry forwards, length of carry back and carry forward periods and existing contracts that will result in future profits. It further states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Therefore, cumulative losses weigh much more heavily in the overall assessment. The Company determined that positive evidence was not sufficient to overcome such negative evidence and concluded that it was therefore appropriate to establish a full valuation allowance for its deferred tax assets related to the Company's French tax group. Deferred tax assets related to the Company's US tax group were recognized to the extent of future taxable temporary differences and future taxable income, exclusive of reversing temporary differences and carry-forwards, for a period not exceeding approximately two years. Management is confident to achieve profitability in the next years and that the Company will be able to utilize these tax assets to minimize the US taxes for the next years.

      The Company's share of undistributed earnings of foreign subsidiaries that could be subject to additional income tax if remitted was approximately 223.2 and 217.6 as of December 31, 2005 and 2004, respectively. No provision has been recorded for the French and foreign taxes that could result from the remittance of such undistributed earnings since the earnings are permanently reinvested outside of France and it is not practicable to estimate the amount of such taxes.

      As of December 31, 2005, the expiration dates of tax loss carry forwards are as follows:

                                                     As of
                                                 December 31,
                                                     2005
                                                     ----
            December 31, 2006..........                 63
            December 31, 2007..........                 18
            December 31, 2008..........                  5
            December 31, 2009..........                  7
            December 31, 2010..........                  5
            Thereafter.................              1,775
                                                     -----
                                                     1,873

16. RELATED PARTY TRANSACTIONS

Transactions involving directors, officers and shareholders of Havas

      Transactions involving the Rodes Family. Media Planning Group and its subsidiaries have entered into the following transactions with members of the families of Fernando Rodes Vila, one of the Company's directors, the Chief Executive Officer of Media Planning Group and the Company's Chief Executive Officer since March 2006, and with his father Leopoldo Rodes Castane, one of the Company's directors and Chairman of the Board of Media Planning Group, or with entities controlled by them.

      The Rodes family holds, directly or indirectly, 95% of the share capital of In Store Media, a company that provides "point of sale" advertising services and space in Spain, Mexico, Argentina and Portugal. In Store Media leases its ad spaces directly to advertisers or through media consulting companies. In this capacity, In Store Media may act as as supplier of advertising spaces to Media Planning Group which then reinvoices its clients for these spaces. In 2005, these invoices totaled (euro)1,625,000 ((euro)1,703,265 in 2004).

      The Rodes family holds, directly or through Inversiones y Servicios Publicitarios SL, 75% of the share capital of Accesogroup. Media Planning Group holds a 15% stake in the share capital of this company. Accesogroup is the leader in the Spanish market for providing surveillance and analysis services of information published in the media as well as for supplying content regarding institutional information for Internet publications. In 2005, Accesogroup provided services to Media Planning Group and to other Havas group companies in the amount of (euro)199,000.

      Through Inversiones Servicios Publicitarios SL, the Rodes family holds 60% of the capital of Neo Metrics, a company which specializes in data mining and the supply of software designed to enhance the decision-making process. In 2005, Neo Metrics provided services to Media Planning Group and to other Havas group companies for a total of (euro)45,000.

      The Rodes family indirectly holds 28% of the share capital of Antevenio, a company which provides interactive advertising and direct marketing services. In 2005, Antevenio provided services to Media Planning Group and to other Havas group companies for an amount of (euro)477,622.

      The Rodes family is majority shareholder of Gestora de Viviendas where Leopoldo Rodes Castane serves as a director. Gestora de Viviendas is a 50% shareholder of Vigilancia y Sistemas de Seguridad, which provides security and administrative outsourcing services to Media Planning Group in Spain and for which Media Planning Group paid (euro)423,631 in 2005 ((euro)422,503 in 2004). At the request of the Company's Audit Committee, a request for proposals relating to these same services was launched in September 2005, following which, in consideration of the various bids received, Vigilancia y Sistemas de Seguridad was retained for the provisions of these services.

      Media Planning Group and certain other of the group companies received legal services from Rodes y Sala Abogados, S.L. in Spain for an amount of
(euro)275,980  in 2005.  These services  amounted to  (euro)233,295  in 2004 and
(euro)330,800 in 2003. In December 2005, Media Planning Group in Spain launched a request for proposals for the provision of legal and tax services, following which Rodes y Sala was retained for the provision of these services. Gonzalo Rodes Vila, partner of Rodes y Sala, is the brother of Fernando Rodes Vila and the son of Leopoldo Rodes Castane. Moreover, Gonzalo Rodes Vila is secretary to the board of directors of Media Planning Group and as such received
(euro)55,075 in 2005 and (euro)48,000 in 2004 and 2003.

      On June 30, 2005, following a favorable decision from the Company's Audit Committee on June 27, 2005, Media Planning Group sold to Inversiones y Servicios Publicitarios SL its current premises in Barcelona (Doctor Fleming 17) for
(euro)6,240,000. On the same day, Media Planning Group signed a five-year-lease with Inversiones y Servicios Publicitarios for annual rent of (euro)387,936 ((euro)193,968 for 2005). The share capital of Inversiones y Servicios Publicitarios is entirely held by the Rodes family.

      In October 1991, the predecessor to Media Planning Group entered into an agreement with Gestora de Viviendas S.A. under which Gestora de Viviendas provides client development services to Media Planning Group and its subsidiaries in exchange for commissions on new clients developed by it. Under this agreement, Media Planning Group paid Gestora de Viviendas commissions of
(euro)325,472, excluding taxes, for these services provided in 2004. This agreement was terminated as of December 31, 2004. Fernando Rodes Vila and Leopoldo Rodes Castane, together with other members of their families, are controlling shareholders of Gestora de Viviendas.

17. NET INCOME (LOSS) PER SHARE AS IN CONSOLIDATED STATEMENTS OF OPERATIONS

      Basic net income (loss) per share is computed on the basis of the weighted-average number of Havas shares issued after deducting the weighted average number of treasury shares.

      Diluted net income (loss) per share takes into account share equivalents having a dilutive effect, including the effect of: convertible bonds (Note 11), stock options granted to employees (Note 13), converted stock options granted by Snyder Communications for SNC and Circle.com shares (Note 13) and options granted to subsidiaries (Note 13). Net income is adjusted for after tax interest expense related to the convertible bonds. The dilutive effect of stock options is calculated using the treasury stock method.

      The following tables present the reconciliation of the net income (loss), basic, per share and the net income (loss), diluted per share for each of the years ended December 31:

                                                        Net income                         Per share                     Per share
                                                          (loss)        Number of shares    Amount    Number of shares     Amount
                                                          ------        ----------------    ------    ----------------     ------
                                                                           AS ADJUSTED                   AS REPORTED
      2005
      Basic net income per share ....................          55          424,280,479       0.13
            Havas stock options .....................          --            2,140,308         --
            SNC stock options .......................          --                4,909         --
            Circle stock options ....................          --                    2         --
            Euro RSCG stock options (3) .............          --            9,796,366         --
            Convertible bonds (1) ...................          --                   --         --
                                                           ------          -----------       -----
      Diluted net income per share ..................          55          436,222,064       0.13
                                                           ======          ===========       =====

      2004
      Basic net income per share ....................          33          340,534,449       0.10         340,534,449      0.10
            Havas stock options .....................          --            1,483,420         --           1,483,420        --
            SNC stock options .......................          --               13,716         --              13,716        --
            Circle stock options ....................          --                   35         --                  35        --
            Euro RSCG stock options (3) .............          --            1,900,704         --                  --        --
            Convertible bonds (1) ...................          --                   --         --                  --        --
                                                           ------          -----------       ----         -----------      ----
      Diluted net income per share ..................          33          343,932,324       0.10         342,031,620      0.10
                                                           ======          ===========       ====         ===========      ====

      2003
      Basic net loss per share (2) ..................        (423)         318,494,944      (1.33)
            Havas stock options .....................          --                   --         --
            SNC stock options .......................          --                   --         --
            Convertible bonds (1) ...................          --                   --         --
                                                           ------          -----------      -----
      Diluted net loss per share ....................        (423)         318,494,944      (1.33)
                                                           ======          ===========      =====

      (1) As these items are anti-dilutive, they are not included in the calculation.

      (2) 2003 earnings per share have been adjusted by a factor of 0.93254 following the preferential subscription rights issue on October 19, 2004.

      (3)   Please refer to Note 13.

      The increase of the average number of shares between 2004 and 2005 resulted from the capital increase on October 19, 2004 whose fully diluted effect occurred in 2005. The 2005 weighted average number of outstanding shares comprised the total of the 122 million shares issued in 2004 whereas the 2004 figure only included the weighted average number of shares issued during the period between October 19, 2004 and December 31, 2004.

18. LEASES

      The Company leases certain premises and equipment under operating leases. The following is a schedule of future minimum lease payments for operating leases in effect at December 31, 2005:

                                                            Operating
      Year Ending December 31,                               Leases
      ------------------------                               ------
      2006...........................................           95
      2007...........................................           79
      2008...........................................           74
      2009...........................................           61
      2010...........................................           52
      Thereafter.....................................          136
                                                               ---
      Total minimum lease payments...................          497
                                                               ===

      Net rental expenses for all operating leases were 102.0, 101.6, and 106.7 for the years ended December 31, 2005, 2004 and 2003, respectively.

      In 2005, the Company entered into a sale and leaseback transaction regarding two buildings located in Madrid and Barcelona and used for some of the businesses of MPG. These transactions have been qualified for sales recognition pursuant to FAS 98 and have been accounted for using sale-leaseback accounting. The two buildings were sold for a total amount of 17.6 (net of costs to sale) resulting in a gain of 8.0 of which 4.4 is reflected as "General and administrative non-payroll costs" in the accompanying consolidated statement of operations. An amount of 3.6 has been deferred over the remaining lease terms. The Company will continue to use the leased properties for its business for the term of the lease, which ends June 30, 2010 with the ability to extend for two additional five-year periods. The rent payment commitments for the first five-year period amount to 5.4 (which is subject to an annual update based on the General Nacional Index of the System of Prices to consumption). In case of renewal of the lease after the first five-year period, the rent will be adjusted according to market rent every five years.

19. SEGMENT DATA

      The Company's revenues and operating results are derived from three operating divisions utilizing independent brands plus a number of specialized agencies. This organization is mainly designed in order that the Company could provide advertising and communications services to clients with competing products and services and to permit the expansion of certain specialty advertising and communications services. These three operating divisions have substantial similarities in the nature of services provided, the delivery process for rendering their services, the customers they serve and their economics. The Company aggregates its operating segments into one reportable segment.

      Geographical information required by SFAS 131, "Disclosure about Segment of an Enterprise and Related Information," for each of the years ended December 31, is as follows:

                                                                     United      United       Rest of
                                                       France        States      Kingdom       Europe       Other        Total
                                                       ------        ------      -------       ------       -----        -----
      2005
      Net revenues .............................          305          541          176          292          147        1,461
      Property and equipment, net ..............           23           44           13           14            9          103
       Goodwill, net ...........................          239          463          339          596           93        1,730
       Other intangible assets, net ............           35           66           14           67           14          196
       Equity investments ......................           --           --            6           --            2            8

      2004
      Net revenues .............................          301          548          189          263          148        1,449
      Property and equipment, net ..............           27           43           14           22            8          114
       Goodwill, net ...........................          236          391          320          586           87        1,620
       Other intangible assets, net ............           37           67           16           78           14          212
       Equity investments ......................           --           --            7           --            1            8

      2003
      Net revenues .............................          260          612          237          261          155        1,525

      Net revenues and long-lived assets are attributed to countries based on the location of the applicable operating unit.

20. FINANCIAL INSTRUMENTS AND DERIVATIVE INSTRUMENTS

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

      Combined interest and currency swap ("CIRCUS")

      The estimation of the CIRCUS fair value involves splitting the swap into its borrowing and lending elements and discounting the future expected currency cash flows relating to each element. The fair value of the CIRCUS was calculated by third party banks. Please refer to Note 11.

      Interest rate swaps and caps

      The fair value of interest rate swaps and caps has been estimated by third-party banks.

      Forward contracts

      Due to the short maturities of forward exchange contracts, the fair value of the contracts were determined to be the difference between the contract rate and the market forward rate multiplied by the foreign currency amount.

      The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2005 and 2004. Amounts in parentheses represent liabilities.

                                                                                  2005                          2004
                                                                                  ----                          ----
                                                                        Carrying           Fair       Carrying           Fair
                                                                          Amount          Value         amount          Value
                                                                          ------          -----         ------          -----
      Cash and cash equivalents ..................................           603            603            311            311
      Highly liquid investments ..................................            --             --            223            223
      Restricted deposit .........................................             4              4              7              7
      Long-term borrowings including current maturities ..........          (129)          (129)           (34)           (34)
      Convertible bonds ..........................................          (692)          (677)          (687)          (685)
      CIRCUS .....................................................             1              1              2              2
      British pound denominated forward contracts ................             1              1             --             --
      US dollar denominated forward contracts ....................            --             --             (1)            (1)

Purposes for which derivative financial instruments are held or issued

      The Company uses derivative instruments primarily to mitigate interest rate and foreign currency exposures. Currently, the Company hedges intra-group loans denominated in foreign currency with forward contracts. The intra-group loans are recorded at spot rates before being eliminated and the forward contracts are marked-to-market in earnings (natural hedge). As of December 31, 2005, changes in fair value of forward contracts amounted to (1.1).

      The Company hedges a foreign-currency variable rate deposit with a combined interest and currency swap ("CIRCUS"). This strategy is described in
Note 11. The foreign-currency deposit is accounted for at a spot rate and the swap is marked-to-market in earnings. As of December 31, 2005, the CIRCUS impacted earnings by 0.032 (before tax) which are reflected as "exchange rate gain (loss)" in the Consolidated Statement of Operations.

21. SUPPLEMENTAL CASH FLOWS INFORMATION

                                                                                 Years ended December 31,
                                                                                 ------------------------
                                                                                2005      2004         2003
                                                                                ----      ----         ----
      Non cash items:
         Equipment purchased under capital lease .........................        --         1           --

         Increase in shareholders' equity related to:
             Acquisition of minority interests ...........................        --         1            9
         Extinguishment of convertible debt (Note 11) ....................        --        --         (450)
         Issuance of convertible debt (Note 11) ..........................        --        --          456

22. CONTRACTUAL OBLIGATIONS

Commercial commitments

                                                                                                        Thereafter or
                                                    2006       2007       2008      2009       2010     Undetermined      Total
                                                    ----       ----       ----      ----       ----     ------------      -----
Given

Security for media space buying (1)                    2         --          8         --         --          1             11

Marketing rights (2)                                   6          3          3          2         --         --             14

Guarantees for businesses disposed of (3)             --         --         --         --         43         22             65

Other commitments (4)                                  6          1         --         --         --        112            119

Total                                                 14          4         11          2         43        135            209

Received

Authorized unused credit lines (5)                   100         --         50         --         --         --            150

Marketing rights (2)                                   4          1          1         --         --         --              6

Total                                                104          1         51         --         --         --            156

(1) In certain countries, such as the UK and Asia, media space buying operations carried out by agencies are secured by the Company, as required by local practices.

(2) Two subsidiaries of the Company purchase marketing rights from their clients, which are primarily soccer and rugby clubs, for periods from one to seven years, and then re-sells these rights to sponsors. At December 31, 2005, these purchases amounted to 6.4 (1.7 as of December 31, 2004), which are due in 2006. These subsidiaries have received commitments from sponsors of 4.1 as of December 31, 2005 (0.5 as of December 31, 2004).

(3) In connection with the disposal of companies in 2004, guarantees were given to the buyers. Maximum guarantees are presented in the table below. Their characteristics are the following:

      -     guarantees are capped to the considerations received,

      - other guarantees are claimable over a maximum period of two years from the completion date,

      - tax guarantees are claimable over a maximum period of seven years from the completion date for disposals performed in the United Kingdom.

(4) In order to allow the Company's British subsidiaries to use electronic banking payment systems, the Company was required to provide guarantees to certain banks in an aggregate amount of 108.4.

(5) This amount corresponds to the floating rate credit facility agreement "Club Deal" described in Note 11.

Other contractual obligations and off- balance sheet arrangements

                                                 2006        2007        2008        2009        2010     THEREAFTER    TOTAL
                                                 ----        ----        ----        ----        ----     ----------    -----
Convertible bonds                                 240           1           1         450          --          --         692
Long term borrowings                               79          50          --          --          --          --         129
Other financial debt                                6          --           1          --          --           1           8
Stock option plans (6)                              7           1           6          45          --          --          59

Operating leases                                   95          79          74          61          52         136         497
Additional payments ("Earn out") (7)                9           1           2          --          --          --          12
Purchase of minority interests (7)                 44           9          14          --           2          --          69
Indemnity for conscience clause (8)                12          --          --          --          --          --          12
Total                                             492         141          98         556          54         137       1,478

(6) See description of the stock option plans in Note 13.

(7) As more fully described in Notes 2.23 and 12, the Company has entered into contingent consideration arrangements in connection with certain business combinations. At December 31, 2005 and 2004, the related total commitment is estimated at 80.3 and 99.0, respectively, of which 3.6 and 5.4 were accrued at December 31, 2005 and 2004, respectively. Minority interest related to subsidiaries subject to buy-out agreements amounted to 17.1 as of December 31, 2005 (19.9 as of December 31, 2004). As these agreements do not include maximum amounts to be paid and are based on future earnings, it is not possible to determine a maximum potential amount of future payments. Therefore, the amounts indicated above represent the Company's best estimate and actual amounts may differ. Payments made under these agreements were approximately 38.7, 74.8 and
38.8 in 2005, 2004 and 2003 respectively.

      The payment date for the Company's buy-out obligations has been assumed to be the date the applicable buy-out option can first be exercised by the minority shareholder.

(8) The employment contract for one of our executives includes a "Conscience clause" that may be exercised until December 21, 2006 in the event of the departure of the former Chairman and Chief Executive Officer. Exercising this clause would entitle the executive to compensation equal to his contractual severance pay, amounting to approximately (euro)3 million.

In addition, eleven of our managers similarly benefit from conscience clauses that they may exercise within a period of three to six months following the departure of their division's managing director. These clauses grant managers the right to receive compensation equal to the amount to which they would be entitled in the event of severance commitment. If these eleven managers were to exercise their rights under these conscience clauses in the event of the departure of their division's managing director, the total amount of compensation due to them would amount to approximately (euro)9 million.

23. CONTINGENCIES

Bankruptcy of WorldCom, Inc.

      On July 21, 2002, WorldCom, one of the Company's largest clients, now known as MCI, Inc., filed for reorganization under Chapter 11 of the United States Bankruptcy Code. The Company provided both advertising and marketing services and media services to MCI. With respect to the media, the Company acts as an agent for MCI and as an intermediary in the transfer of the client's payments to the applicable media suppliers, which is consistent with the concept of "sequential liability" adopted by the American Association of Advertising Agencies in 1991 as its standard for the industry.

      On August 4, 2003, the Company and MCI entered into an agreement to compromise the pre-bankruptcy amounts due to the Company. Under its terms, the agreement became effective upon MCI emerging from U.S.Chapter 11 protection, which occurred on April 20, 2004. On May 26, 2004, MCI paid the Company 14.3 pursuant to the agreement. The Company has distributed a substantial portion of the amount received from MCI to media and production vendors. Consequently, as of December 31, 2004, the Company offset the remaining receivables against the payables in its financial statements in a residual amount of 18.0 and reversed a provision in the amount of 6.5 corresponding to the excess amount of the provision taken in 2002 for production fees. Nevertheless, the risk that the Company will face claims from other vendors remains. One production vendor filed a complaint against the Company. In addition, an action was filed against one of its subsidiaries seeking to recover pension and welfare and other benefits with respect to certain celebrity performers who performed on behalf of MCI pre-bankruptcy. These two proceedings were settled for an insignificant amount.

      As of the date hereof, no media vendors have instigated proceedings against the Company, nor requested that they be paid amounts owing to them in order to renounce such proceedings. It is not possible to determine the nature, the probability or the outcome of any actions that may be initiated against us in this regard, nor the amount of any losses that could result to the Company.Therefore, although it is possible that the Company could be required to pay damages as a result of such litigation, the Company is not able to determine the probability of any future damages.As a result, the Company has not recorded a provision in this respect.

American Student List Class Action lawsuit

      On February 18, 2004, a purported class action lawsuit was filed in the United States District Court for the Middle District of Florida against American Student List LLC, one of the Company's subsidiaries. The lawsuit alleged that American Student List LLC obtained, disclosed and used information from the Florida Department of Highway Safety and Motor Vehicles in alleged violation of the U.S. Driver's Privacy Protection Act. The named plaintiff sought to represent a class of 876,665 individuals whose personal information from Florida Department of Highway Safety and Motor Vehicles records was obtained, disclosed or used for allegedly impermissible uses by American Student List without the consent of the individuals. The lawsuit sought certification as a class action, liquidated damages in the amount of $2,500 per alleged violation of the Act, as well as punitive damages, attorneys' fees and costs, and injunctive and other relief. The plaintiff later amended his complaint to include a claim for damages for invasion of privacy.

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

      A settlement agreement ending this lawsuit was signed for an insignificant amount. The case was removed from the docket in March 2005.

American Student List consent order

      In September 2002, American Student List LLC, one of the Company's subsidiaries, signed a consent order issued by the U.S. Federal Trade Commission relating to the use of information collected from a survey conducted by the National Research Center for College and University Admissions, which we refer to as NRCCUA. For a number of years, American Student List provided funding for a portion of the out-of-pocket expenses incurred by NRCCUA in connection with its post-secondary education planning survey. The FTC argued that the disclosures made by NRCCUA to the high schools that distributed the surveys to students, and the disclosures in the survey completed by the students, were inadequate to advise the schools and students that the results of the survey would be used for marketing and non-educational uses. American Student List signed the consent order without admitting that it engaged in any deceptive practices that violate the law. The consent order became effective on January 31, 2003. As of the date hereof, the FTC has not taken any further action against American Student List.

Litigations relating to the departure of former executives and employees

      On June 28, 2005, following the decision of the Company's board of directors on June 21, 2005 to terminate the appointment of Mr. Alain de Pouzilhac, the Chairman and Chief Executive Officer, Mr. Alain Cayzac considered that the conditions for invoking the provisions of Article 13 of his employment agreement (agreement amended on January 19, 2005), the "Conscience clause", had been triggered. As a result, he considered that his employment agreement had been breached and demanded the payment of contractual severance pay in the amount of 1.7 in addition to damages for dismissal without cause in the amount of 0.3, plus the payment of a bonus for 2005 in the amount of 0.2.

      The Company is contesting the merits of Mr. Alain Cayzac's claims as it considers that he resigned from his office. Mr. Alain Cayzac filed a petition with the Nanterre Workers' Tribunal (Conseil de Prud'hommes) on November 21, 2005. The case has not yet been adjudicated.

      Furthermore, pursuant to a non-competition clause, Mr. Alain Cayzac receives monthly gross compensation of (euro)38,500, paid over a total period of 24 months. The total gross amount of this compensation is 0.9 and represents a total cost for the Company of 1.3, including social charges applicable to these amounts.

      On July 19, 2005, following the departure of Mr. Alain de Pouzilhac, Mrs. Agnes Audier considered that there had been a breach of her employment agreement pursuant to article 12 "change of control" of her agreement (dated October 29, 2003). Mrs. Audier filed a petition with the Nanterre Workers' Tribunal on January 6, 2006 demanding severance pay in the amount of 1.1 (to be revised) before social charges as well as the payment of incentive-based compensation for 2005 in the amount of 0.3 (to be revised) before social charges.

      The Company is contesting the demands of Mrs. Audier as it considers that Mrs. Audier resigned from her duties. The case has not yet been adjudicated.

      Mr. Jacques Herail was dismissed on November 25, 2005. Mr. Jacques Herail has contested this decision and filed a petition with the Nanterre Workers' Tribunal on January 13, 2006 and is asking for the payment of indemnities (namely dismissal, notice, and contractual severance pay) in addition to damages in a total amount of 6.6 before social charges, as estimated at this stage of the proceedings. The case has not yet been adjudicated.

      In addition, on December 23, 2005, Mr. David Smail notified Havas North America and the Company that he was terminating his Employment Agreement dated October 22, 2001 (as amended on January 22, 2004). Mr. Smail based this decision on the provisions of Section 4.3 (vi) of his agreement concerning change of control. On February 22, 2006, Mr. David Smail's counsel contacted the Company with a mediation proposal. Mr. David Smail is asking for the payment of salary, bonuses and severance pay.

      Total indemnities, damages and social charges which have been claimed or could be claimed from the Company amount to 14.0. After consulting its legal counsel on these cases, the Company has set aside provisions for litigation for a total amount of 10.4 recorded in the 2005 consolidated statements of operations under "Compensation and related costs".

Other

      In the normal course of its activities, the Company is party to a certain number of legal, administrative or arbitration proceedings. The expenses that may be incurred by these proceedings are provisioned for to the extent they are probable and quantifiable. Such provisions are determined by risk assessments conducted on a case by case basis.

24. ALLOWANCE FOR DOUBTFUL ACCOUNTS

      Changes in the Company's allowance for doubtful accounts for the years ended December 31, 2005, 2004 and 2003 were as follows:

                                           Charge to
                               Opening     Costs and                                 Other      Closing
                               Balance      Expense    Reversal     Deductions     Movements    Balance
                               -------      -------    --------     ----------     ---------    -------
      Year 2005 ........          34            4         (1)           (6)           (2)          29
      Year 2004 ........          37           10          0           (11)           (2)          34
      Year 2003 ........          58           11         (6)          (14)          (12)          37